Form 10-K405, Exhibit 13
NATIONAL BANCSHARES CORP /OH/
filed 1995-03-30
CIK 790362

CORPORATE PROFILE

        National Bancshares Corporation is a one bank holding company with assets totaling over $173 million. First National Bank, its subsidiary, is headquartered in Orrville, Ohio. First National Bank serves eastern Wayne County, southern Medina County and western Stark
     County through ten banking offices, offering   a variety of retail and
     commercial deposit and lending services.



FINANCIAL HIGHLIGHTS
FINANCIAL POSITION
                                                                                    Percentage
(Year End Balances)                     1994                       1993               Change
Total Assets                      $   173,041,984           $   157,825,715           9.64%
Deposits                              145,862,240               132,446,096          10.13%
Loans - Net                            56,215,091                53,200,635           5.67%
Investment Securities                  90,237,648                80,175,588          12.55%
Shareholders' Equity                   22,089,249                20,863,330           5.88%
-------------------------------------------------------------------------------------------

SUMMARY OF OPERATIONS
Net Interest Income                     7,071,263                 6,862,832           3.04%
Net Income                              2,018,235                 2,000,053           0.91%
                                        ---------------------------------------------------
Regular Cash Dividends                    736,730                   689,162           6.90%
Net Income Per Share*                        2.76                      2.73           0.91%
Cash Dividends Per Share*                    1.01                      0.94           6.90%
Book Value Per Share*             $         30.17           $         28.50           5.88%
                                        ---------------------------------------------------

*Per share restated for a 5 for 4 stock split on October 15, 1994.




                                      ONE

FELLOW SHAREHOLDERS:

                       [PICTURE OF CHARLES J. DOLEZAL]


                   We are pleased to bring you this report of financial
               condition for the year ending 1994. Total assets reached an all time high exceeding $173 million. This was an increase of $15.2 million or 9.6% over the previous year. While almost $25 million in new loans were granted in 1994, net loans increased by over $3 million or 5.7%. Total deposits increased approximately $13.4 million or 10.1%. Total shareholders' equity increased by $1.2 million or 5.9%. This increase was realized entirely through retained earnings. Net income also hit an all time high increasing by approximately 1% over last year's previous all time high.
                   During this past year, we have continued to be recognized by a number of independent bank analysis companies by receiving their top ratings. Due to our financial strength and stability, these ratings have placed us among the top banks in the country. We have worked hard to achieve this level of recognition and strive diligently to maintain our financial strength. This offers our customers and shareholders peace of mind in dealing with a fiscally sound financial institution.
                   The purchase of the Seville Office from Bank One, Akron NA became final on December 16, 1994. As we entered the Seville market, we acquired over $7 million in deposit business. No loans were purchased in the transaction. The deposits were deployed immediately in earning assets in the form of investment securities. As we begin the process of developing additional loan business in this market, these deposits will be redeployed to meet our customer's borrowing needs. The existing full-time staff and management of this office were hired to provide continuity of service to the customers of the Seville area. We are very pleased to expand our market area in southern Medina County. We hope to increase our market penetration in this area as opportunities are developed.
                   Total cash dividends declared in 1994 amounted to over $736 thousand or approximately $1 per share. This was an increase of over 6 cents per share or approximately 7% higher than 1993's cash dividends declared. Cash dividends to shareholders have increased each year consecutively for more than the past twenty-five years. We hope to continue this trend of increasing annual cash dividends. In addition to the cash dividends that were declared this past year, a 5 for 4 stock split payable in the form of a 25% stock dividend was issued in October. Total shareholders' equity peaked $22 million and equates to an approximate book value of $30.17 per share. Market value continued to increase with the market makers bid price at $35 per share at year end.
                   As was stated earlier this year, we have been working on the formulation of a dividend reinvestment plan and a stock buyback plan. Through these plans the company may purchase its own stock in the open market, as availability lends itself, and will enable shareholders to reinvest their cash dividends into additional shares of common stock of National Bancshares Corporation without incurring brokerage fees. The company would utilize stock purchased from the open market to first satisfy the dividend reinvestment demand. If there is not enough available stock on the market to meet this need, we would then issue stock from authorized but unissued shares. We will need your approval to increase the number of authorized shares to help facilitate this plan. More information about this is contained in the proxy statement.


                                     TWO

                   Our commitment to the many communities we serve goes far
               beyond providing high quality financial services. This commitment extends to supporting many civic and charitable organizations which improves the quality of life in our communities. We embrace and support these many organizations with thousands of dollars of financial support in the form of contributions as well as countless hours of volunteer time by our employees. They give of their free time and expertise in leadership and volunteer positions in many community-oriented organizations assisting in making our communities a better place to live and work. Working shoulder to shoulder with community members, to help assure the continuing economic, cultural and social improvement of our communities, is our way of recognizing our civic and business obligations to our market area.
                   During 1994 we experienced a significant change in the
               interest rate environment. As the economy, nationally, became rather heated, the Federal Reserve pushed short term interest rates up on six different occasions. This resulted in short term rates rising over 300 to 400 basis points in less than twelve months. These interest rate increases were made to ward off an increase of inflation which normally rises during periods of strong economic activity. The annual rate of inflation remained around 3% where it has been for some time with modest movements from month to month. Since the Federal Reserve has shown its resolve to control inflation, long term interest rates rose at a slower pace than that of short term creating a flattening of the yield curve. Economists are projecting that interest rates may peak and the economy may begin slowing in 1995. Time will tell if the Federal Reserve will be successful in slowing the economy without it sliding into a recession.
                   With 1994 now behind us, we look toward 1995 with guarded
               optimism. As interest rates have been on the rise, downward pressure has been seen on net interest margins. Through careful asset and liability management, however, we have thus far minimized any significant negative effect to our net interest margin. As the new Congress has vowed to ease government's burden, we hope to see a reduction of the excessively expensive regulatory environment that we have experienced during recent years. The FDIC's bank insurance fund is estimated to reach its regulated minimum level of bank deposits in the second half of 1995. The deposit insurance premiums that skyrocketed in the early 90's should plummet back to lower levels at this time. We anxiously await this change to occur. It will have a positive impact to most commercial banks' bottom line. While we work diligently to maximize revenues from earning assets, we also strive to control operating costs on an ongoing basis.
                   While 1995 will present many challenges, we continue to be optimistic about the future growth of both our company and industry. We appreciate your support and confidence as shareholders. We also endeavor to serve your financial needs as customers. Your business is appreciated as it also helps improve the value of your ownership.

                        "CASH DIVIDENDS TO SHAREHOLDERS HAVE INCREASED EACH
                YEAR CONSECUTIVELY FOR MORE THAN THE PAST TWENTY-FIVE YEARS"


               /s/ Charles J. Dolezal

               Charles J. Dolezal
               President and Chairman



                                    THREE

FINANCIAL REVIEW
                   1994 proved to be another strong year for National
               Bancshares Corporation by setting a number of new records. Total assets grew approximately $15.2 million ending 1994 at $173,041,984. This represents a 9.6% increase over the previous year. The acquisition of the Seville Office in December of 1994 accounted for approximately $7.2 million of the end of the year growth. Average assets for 1994 increased to $155.9 million from $150.1 million in 1993 or an increase of $5.8 million. Net income for 1994 was $2,018,235 which exceeded 1993 net income by approximately 1%.
                   Cash and due from banks was $8,261,107 and $8,242,624 for
               December 31, 1994 and 1993, respectively. Cash reserves are maintained at appropriate levels in order to meet customer needs and provide stability to the local economy with consideration given to security. Excess cash is prudently invested in order to maximize a safe and profitable return on assets. A significant portion of this account is in the normal processing of outgoing cash letters.
                   Total investment securities grew approximately $10
               million ending 1994 at $90,237,648 compared to $80,175,588 at the end of 1993. This increase was primarily due to the cash received through the acquisition of the Seville office. The average balance of taxable investment securities grew from $61.4 million in 1993 to $65.5 million in 1994 and average nontaxable investment securities were up approximately $909 thousand in 1994 over 1993. The market or fair value of the total portfolio was $88,813,739 and $84,009,039 as of December 31, 1994 and
               1993, respectively.

INVESTMENT SECURITIES         94          93          92          91          90

                          90,237,648  80,175,588  74,894,150  74,278,941  64,634,657

                   U.S. treasury and agency obligations increased by
               approximately $7 million or 25.4% with balances of $34,408,100 on December 31, 1994 compared to $27,431,486 on December 31, 1993. The net market depreciation of this category was approximately $522 thousand as of December 31, 1994.
                   Mortgage backed securities were $5,360,658 and $6,610,464 on
               December 31, 1994 and 1993, respectively. This was a decline of $1.2 million or 18.9%. The net market depreciation of these securities was $223 thousand on December 31, 1994.
                   Obligations of states and political subdivisions ended 1994 at $17,698,561 which was .4% below the $17,767,156 balance on December 31, 1993. The net market appreciation was approximately $73 thousand as of December 31, 1994. The change in the federal
               tax laws in 1986 has   generally reduced the supply of bank
               qualified tax free security issues. However, to assist in local development, the bank actively purchases bonds issued by local municipalities, school systems and other public entities when opportunities present themselves.
                   Other securities ended 1994 at $32,770,329 which was
               15.5% higher than the December 31, 1993 balance of $28,366,482. This group of securities is primarily comprised of high quality corporate bonds and notes. The market or fair value of these securities were $32,018,002 or approximately $752 thousand below the carrying amount as of December 31, 1994.
                   Federal funds sold were $11,885,000 and $11,780,000
               as of December 31, 1994 and 1993, respectively. Average balances decreased during the year with 1994 averaging $7.1 million compared to $9.8 million during 1993. The lower average balances were the result of growth in loans and investment securities. Federal funds sold are overnight investments with our correspondent banks. This is a significant investment tool that is used to maximize the earning assets of the bank.
                   Total net loans increased by approximately $3 million or
               5.7% during 1994. Net loan balances were $56,215,091 and $53,200,635 on December 31, 1994 and 1993 respectively. Average net loans posted an increase of $2.9 million with a yearly average of $55.1 million for 1994.
                   Loans collateralized by real estate were $40,541,407 on
               December 31, 1994 as compared to $37,130,453 as of December 31, 1993. There was a $2.5 million increase in commercial real estate loans and a $1.1 million increase in residential mortgages. However, home equity loans decreased

LOANS                         94          93          92          91          90
                          56,215,091  53,200,635  54,766,115  47,080,705  47,631,633


                                     FOUR

               $42 thousand and construction loans declined by $170 thousand.
                   Consumer loans totaling $7,253,952 on December 31, 1994 were
               10.4% above the 1993 ending total of $6,571,635. The unearned income associated with these consumer loans continued to decrease indicating the consumers demand for simple rate loans. Commercial loans were $7,250,601 and $7,948,409 as of December 31, 1994 and 1993, respectively. Credit card loans increased slightly during the year with balances of $812,737 on December 31, 1994. Other loans decreased $251 thousand during 1994 ending the year at $1,965,743.
                   The allowance for loan losses was $890,666 and $605,792 as of December 31, 1994 and 1993, respectively. The allowance for loan losses to total loans percentages were 1.56% and 1.13% and net charge-off to total loans percentages were (.18%) and .60% for 1994 and 1993, respectively. The net recovery for 1994 was primarily in the commercial loan area. As with any charge-off, the bank continues to attempt recovery where feasible. Management reviews the allowance for loan losses on a regular basis to determine the adequacy of the reserve.
                   In the normal course of business, the bank makes commitments to lend money to various customers. These commitments totaled approximately $21.9 million as of December 31, 1994. They are to businesses and individuals for general credit, real estate construction and letters of credit.
                   Accrued interest receivable ended 1994 at $1,662,369
               which was a 7.6% increase over December 31, 1993. Accrued interest receivable is interest income earned on investment securities and loans, but not yet received.

DEPOSITS                      94          93          92          91          90
                         145,862,240 132,446,096 125,296,209 118,394,001 112,529,772

                   Premises and equipment totaled $2,378,202 on December
               31, 1994 as compared to $2,453,677 on December 31, 1993.
               Improvements and repairs to bank buildings and equipment are performed as needed to keep them in good working order in an effort to provide convenient and pleasant banking offices to meet our customers needs.
                   Other assets totaled $2,402,567 and $427,558 as of December
               31, 1994 and 1993, respectively. These assets mainly include intangible assets, prepaid expenses and other real estate owned. The increase in 1994 was primarily a combination of the acquisition premium for the Seville Office and the funding of the directors' retirement plan.
                   The approximate $15.2 million increase in total assets was fueled by a strong growth in deposits in existing markets and the acquisition of the Seville Office. Total deposits posted a $13.4 million or 10.1% increase ending 1994 at $145,862,240 as compared to $132,446,096 on December 31, 1993. Approximately $7.2 million of this increase was due to the acquisition of the Seville Office on December 16, 1994. Average deposits increased from $126.2 million in 1993 to $131.2 million during 1994.
                   Demand deposits which represent non-interest bearing
               checking accounts ended 1994 at $24,036,115 which was a growth of 10.6% over the December 31, 1993 balance of $21,729,520. The average demand accounts for 1994 were $20.8 million as compared to $18.7 million in 1993.
                   Interest bearing checking accounts finished 1994 at
               $33,430,545 in comparison to $28,367,021 a year earlier. This was an increase of $5.1 million or 17.9%. Average balances grew $1.2 million from $28.3 million in 1993 to $29.5 million in 1994. Interest bearing checking accounts include our Negotiable Order of Withdrawal accounts and Money Market Deposit Accounts.
                   Savings accounts totaled $43,868,324 on December 31, 1994 or
               $1.4 million above the end of the previous year. Average savings accounts increased from $39.9 million during 1993 to approximately $43.3 million in 1994. First National offers both passbook and statement savings accounts.
                   Total time deposits were $44,527,257 and $39,837,641 as of
               December 31, 1994 and 1993, respectively. This 11.8% growth in total time deposits was a combination of increases in both deposits less than $100,000 and deposits of $100,000 and greater. Average time balances dropped approximately $1.8 million giving 1994 an average time deposit balance of $37.6 million as compared to $39.4 million in 1993.


NET INCOME                    94          93          92          91          90
                           2,018,235   2,000,053   1,823,340   1,696,972   1,605,336


                                      FIVE

                   Securities sold under agreements to repurchase were
               $3,269,919 on December 31, 1994 in comparison to $2,765,004 at the end of 1993 or approximately $505 thousand higher. Federal reserve note account ended both 1994 and 1993 at $1 million. The note account is determined by the cash needs of the federal government. The average of other funds purchased decreased in 1994 to $2.4 million from $2.9 million during 1993.
                   Other liabilities which include accrued interest payable,
               dividends declared not yet payable and other accrued expenses increased in 1994 with balances of $820,576 and $751,285 as of December 31, 1994 and 1993, respectively.
                   Shareholders' equity exceeded $22 million during 1994 with an ending balance of $22,089,249 on December 31, 1994. This is an increase of $1.2 million or 5.9% above the 1993 ending balance of $20,863,330. This growth was through retained earnings which equaled $1.67 per share raising the book value per share to $30.17 on December 31, 1994 as compared to $28.50 on December 31, 1993. Under the risk based capital regulations with an 8% minimum, the total capital to risk based assets of 20.45% on December 31, 1994 was more than twice the minimum required by federal regulations. The bank has remained in a very favorable position when compared to its peer group in the area of capitalization.
                   In summary, the corporation generally grew in most major
               areas of the balance sheet through 1994 noting specifically increases in total investments, total deposits and shareholders' equity with the total assets ending 1994 at $173,041,984 or 9.6% above 1993 final balances.

DIVIDENDS PER SHARE           94          93          92          91          90
                            1.01        0.94         0.86        0.81        0.79

               LIQUIDITY
                   Liquidity is the consideration of the corporation's ability to meet the necessary outgoing cash flow needs. Cash equivalents for the cash flow statement is composed of $8.3 million in cash and due from banks and $11.9 million in federal funds sold with a combined total in excess of $20 million. Therefore, management considers that the corporation is in a good liquidity position to meet the demands of its customers and the local economy.

               RESULTS OF OPERATIONS
                   1994 concluded with net income setting a new record high of
               $2,018,235 or approximately 1% over 1993 net income of $2,000,053. The primary source of income continues to be interest on loans and other investments with additional revenues generated from fees on non-interest rated services.
                   Interest and fees on loans of $4,737,318 for 1994 was above
               1993 by 3.1% or approximately $144 thousand. The increase in average loan volume more than offset the decrease in average interest yields.
                   Interest on federal funds sold was $314,566 and
               $297,814 for 1994 and 1993 respectively. This slight increase of $17 thousand was the result of higher average interest yields during 1994 even though the volume of average funds sold dropped from $9.8 million in 1993 to $7.1 million in 1994.
                   Interest on taxable investment securities declined by
               approximately $63 thousand ending 1994 at $4,640,286. This 1.3% drop in interest income was due to the greater effect of lower average interest rates as compared to increased average investment balances.
                   Interest on obligations of states and political
               subdivisions totaled $1,073,839 for 1994 which was $36 thousand or 3.4% above 1993. The average balances increased $909 thousand which was enough to offset the decline in average tax equivalent yield from 9.37% in 1993 to 9.20% in 1994.
                   Total interest income of $10,766,011 was $134 thousand
               higher than 1993's total of $10,632,243 as a result of the increasing balance volumes more than offsetting the decreasing average yields in loans and investments.
                   Interest on deposits totaled $3,603,025 in 1994 as compared to $3,684,743 in 1993. This $82 thousand decrease which equaled a 2.2% drop reflected the greater impact of lower average rates than the increasing balances. Average balances increased in demand deposit and savings accounts and declined in time certificates of deposits.

SHAREHOLDERS' EQUITY          94          93          92          91          90
                          22,089,249  20,863,330  19,560,804  18,365,897  17,259,840

                                     SIX

                   Interest expense on other funds purchased was $91,723 or
               approximately $7 thousand more than 1993. This was the result of rising average interest rates more than offset the slightly lower average balances.
                   Net interest income before provision for loan losses
               increased by 3% in 1994 totaling $7,071,263 as compared to $6,862,832 in 1993. The net interest margin which is calculated on a tax equivalent basis decreased from 5.28% in 1993 to 5.24% in 1994 reflecting a slightly lowering interest margin for the company.
                   The bank provides for potential loan losses throughout the year. In 1994 and 1993 this provision expense was $180,000. As previously mentioned, net charge-off to total loans was a net recovery of .18% in 1994 and a net charge-off of .60% in 1993.
                   Net interest income after loan losses provision was
               $6,891,263 in 1994 which was $208 thousand or 3.1% above 1993's total.
                   Noninterest income totaled $740,183 and $702,636 for
               1994 and 1993, respectively. Noninterest income is primarily comprised of checking account fees which were $487 thousand in 1994 as compared to $485 thousand in 1993. Other noninterest income includes safety deposit box rents, net security gains/losses and other miscellaneous fees and collections.

AVERAGE ASSETS               94          93           92           91           90
                        155,897,232  150,090,260  143,942,597  134,508,201  126,449,736

                   Noninterest expenses were $5,152,378 for 1994 in
               comparison to $4,924,868 in 1993. This was a $228 thousand or 4.6% increase over 1993. Generally there were increases in all categories of non-interest expense which include salaries and employee benefits, data processing fees, net occupancy expenses, State of Ohio franchise tax, FDIC insurance premiums and miscellaneous other expenses. FDIC premium rates remained constant for 1994 and the bank has been assigned the lowest premium rate for the first half of 1995 due to its high capitalization level and favorable regulatory evaluations.
                   Income tax provision was $460,833 and $460,547 for 1994 and
               1993, respectively.
                   Net income for 1994 set a new record at $2,018,235 or
               approximately 1% higher than 1993's total of $2,000,053.
               This equates to be $2.76 per share as compared to $2.73 per share in 1993. Cash dividends declared during 1994 were approximately $1.01 per share or $.07 per share above 1993's dividend of $0.94 per share. The dividend payout percentage for 1994 was 36.5% of net income. After dividends declared, $1.2 million was added to shareholder equity through retained earnings. Return on average equity was 9.37% and 9.88% for 1994 and 1993, respectively. Return on average assets was a respectable 1.29% in 1994 and 1.33% in 1993.

PRICE RANGES OF COMMON STOCK
                   The Shares of common stock of National Bancshares
               Corporation are traded on the local over-the-counter market primarily with brokers in the Corporation's service area.
                   The stock prices below reflect inter-dealer bid prices,
               without adjustment for retail markups, markdowns or commissions and may not represent actual transactions.

------------------------------------------------------------------------------
         1994                     High           Low    Dividends per Share
         First Quarter            32.01          31.21          .19
         Second Quarter           32.81          32.01          .19
         Third Quarter            32.81          32.81          .19
         Fourth Quarter           35.00          32.81          .43
------------------------------------------------------------------------------
         1993                     High           Low    Dividends per Share
         First Quarter            26.26          26.26          .18
         Second Quarter           28.81          26.26          .18
         Third Quarter            29.61          28.81          .18
         Fourth Quarter           31.21          29.61          .42
------------------------------------------------------------------------------

                  Per share information restated for a 5 for 4 stock split on
               October 15, 1994.
                  A copy of the Corporation's 1994 Annual Report on Form 10-K as filed with the SEC will be furnished free of charge to shareholders upon written request to the Corporation.

                                    SEVEN

CONSOLIDATED BALANCE SHEETS

December 31, 1994 and 1993
ASSETS                                                            1994                1993
Cash and due from banks (Note 2)                           $      8,261,107     $     8,242,624
Federal funds sold                                               11,885,000          11,780,000
Investment securities - held to maturity
   (approximate market or fair value
   $84,126,129 and $84,009,039 - Note 3)                         85,550,038          80,175,588
Investment securities - available for sale
   (amortized cost $4,755,846 - Note 3)                           4,687,610
Loans, less allowance for loan losses
   of $890,666 and $605,792 (Note 4)                             56,215,091          53,200,635
Accrued interest receivable                                       1,662,369           1,545,633
Premises and equipment - net (Note 6)                             2,378,202           2,453,677
Other assets                                                      2,402,567             427,558
                                                           ------------------------------------
TOTAL                                                      $    173,041,984     $   157,825,715
                                                           ====================================
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
   Deposits (Note 7)                                       $    145,862,240     $   132,446,096
   Securities sold under repurchase agreements                    3,269,919           2,765,004
   Federal reserve note account                                   1,000,000           1,000,000
   Accrued interest payable                                         374,890             308,313
   Dividends payable                                                314,827             304,708
   Other accrued expenses                                           130,859             138,264
                                                           ------------------------------------
                        Total liabilities                       150,952,735         136,962,385
COMMITMENTS (Note 5)
SHAREHOLDERS' EQUITY (Note 13):
   Common stock - $10 par value;
     750,720 shares authorized, 732,156 and
     585,976 shares issued and outstanding
     in 1994 and 1993, respectively                               7,321,560           5,859,760
   Surplus                                                        4,689,800           4,689,800
   Net unrealized depreciation in the
     fair value of securities available for sale                    (45,036)
   Retained earnings                                             10,122,925          10,313,770
                                                           ------------------------------------
                        Total shareholders' equity                22,089,249         20,863,330
                                                           ------------------------------------
TOTAL                                                      $     173,041,984    $   157,825,715
                                                           ====================================

See notes to consolidated financial statements.

                                                                      EIGHT

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 1994, 1993 and 1992
                                                  1994              1993               1992
INTEREST INCOME:
  Interest and fees on loans               $    4,737,318     $    4,593,539      $    4,850,346
  Interest on federal funds sold                  314,568            297,814             288,590
  Interest and dividends on
    investment securities:
    U.S. government obligations                 2,522,549          2,744,288           2,885,598
    Obligations of states and political
      subdivisions - nontaxable                 1,073,839          1,038,187           1,114,342
    Other securities                            2,117,737          1,958,415           1,984,108
                                           -----------------------------------------------------
      Total interest income                    10,766,011         10,632,243          11,122,984

INTEREST EXPENSE:
  Time deposits, $100,000 and over                301,414            258,008             269,762
  Other deposits                                3,301,611          3,426,735           4,296,073
  Short-term borrowings                            91,723             84,668              95,441
                                           -----------------------------------------------------
      Total interest expense                    3,694,748          3,769,411           4,661,276
                                           -----------------------------------------------------
        Net interest income                     7,071,263          6,862,832           6,461,708
Provision for Loan Losses (Note 4)                180,000            180,000             120,000
                                           -----------------------------------------------------
        Net interest income after
        provision for loan losses               6,891,263          6,682,832           6,341,708
Noninterest Income (Note 10)                      740,183            702,636             618,304
Noninterest Expense (Note 10)                   5,152,378          4,924,868           4,655,878
                                           -----------------------------------------------------
Income Before Income Taxes                      2,479,068          2,460,600           2,304,134
Income Tax Expense (Note 9)                       460,833            460,547             480,794
                                           -----------------------------------------------------
Net Income                                 $    2,018,235     $    2,000,053      $    1,823,340
                                           =====================================================
Weighted Average Number of
  Shares Outstanding (Restated in 1993
  and 1992 for stock split in 1994)               732,156            732,156             732,156
                                           =====================================================
Earnings Per Common Share                            2.76               2.73                2.49
                                           =====================================================

See notes to consolidated financial statements.


                                      NINE

CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS' EQUITY

Years Ended December 31, 1994, 1993 and 1992
                                                                     Net Unrealized
                                                                      Appreciation/
                                      Common Stock                   (Depreciation)                  Total
                                  --------------------               in Fair Value   Retained    Shareholders'
                                  Shares      Amount     Surplus     of Securities   Earnings        Equity
Balance, January 1, 1992          468,980   $4,689,800   $4,689,800       --       $ 8,986,297   $18,365,897
Net Income                                                                           1,823,340     1,823,340
Cash Dividends Declared,
  $.86 Per Share                                                                      (628,433)     (628,433)
                                  --------------------------------------------------------------------------
Balance, December 31, 1992        468,980    4,689,800    4,689,800       --        10,181,204    19,560,804
Net Income                                                                           2,000,053     2,000,053
Stock Split (5 for 4)             116,996    1,169,960                              (1,169,960)
Cash Distribution in Lieu of
  Shares in Stock Split                                                                 (8,365)       (8,365)
Cash Dividends Declared,
  $.94 Per Share                                                                      (689,162)     (689,162)
                                  --------------------------------------------------------------------------
Balance, December 31, 1993        585,976    5,859,760    4,689,800       --        10,313,770    20,863,330
Change in Accounting
  for Investments                                                     $ 60,643                        60,643
Net Income                                                                           2,018,235     2,018,235
Stock Split (5 for 4)             146,180    1,461,800                              (1,461,800)
Cash Distribution in Lieu of
  Shares in Stock Split                                                                (10,550)      (10,550)
Cash Dividends Declared,
  $1.01 Per Share                                                                     (736,730)     (736,730)
Net Unrealized Depreciation
  in Fair Value of Securities
  Available for Sale                                                  (105,679)                     (105,679)
                                  --------------------------------------------------------------------------
Balance, December 31, 1994        732,156   $7,321,560   $4,689,800   $(45,036)    $10,122,925   $22,089,249
                                  ==========================================================================

See notes to consolidated financial statements.

                                      TEN

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 1994, 1993 and 1992
                                                             1994                  1993                 1992
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                            $   2,018,235         $   2,000,053      $   1,823,340
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation and amortization                           642,522               537,205            385,999
      Provision for loan losses                               180,000               180,000            120,000
      Net (gain) loss on sales of investments                 (20,790)              (51,017)            28,052
      Changes in operating assets and liabilities              25,805              (230,259)          (130,785)
                                                        ------------------------------------------------------
  Net cash provided by operating activities                 2,845,772             2,435,982          2,226,606

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from maturities of investments                   7,043,000            10,022,000         10,867,500
  Proceeds from sales of investments                        2,000,000             3,000,000          7,895,048
  Purchases of investments                                (19,509,397)          (18,549,111)       (19,593,801)
  Capital expenditures                                       (143,828)             (806,213)          (526,704)
  Net (increase) decrease in loans to customers            (3,194,456)            1,385,480         (7,805,410)
  Net cash and cash equivalents received
    in connection with acquisitions                         6,679,846
  Other - net                                              (1,289,508)              258,541           (127,360)
                                                        ------------------------------------------------------
  Net cash used in investing activities                    (8,414,343)           (4,689,303)        (9,290,727)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in demand and savings accounts               4,791,771             6,193,281         14,300,529
  Net increase (decrease) in time deposits                  3,298,563               956,606         (7,398,320)
  Net increase (decrease) in short-term borrowings         (1,661,119)              520,548         (1,001,122)
  Dividends paid                                             (737,161)             (669,517)          (619,054)
                                                        ------------------------------------------------------
Net cash provided by financing activities                   5,692,054             7,000,918          5,282,033
                                                        ------------------------------------------------------
NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                        123,483             4,747,597         (1,782,088)
CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                                        20,022,624            15,275,027         17,057,115
CASH AND CASH EQUIVALENTS,                              ------------------------------------------------------
  END OF YEAR                                           $  20,146,107         $  20,022,624      $  15,275,027
                                                        ======================================================

See notes to consolidated financial statements.


                                     ELEVEN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 1994, 1993 and 1992

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   CONSOLIDATION - The financial statements include the accounts of National Bancshares Corporation (the Corporation) and its wholly-owned subsidiary, First National Bank (the Bank). All intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting policies of the Bank reflect banking industry practices and conform to generally accepted accounting principles. The Bank has its main office in Orrville, Ohio and nine branches in eastern Wayne and southwestern Medina counties to serve its market area.
   INVESTMENT SECURITIES - The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as of January 1, 1994. The Statement requires that securities be classified as held for trading, available-for-sale or held-to-maturity. Securities held for trading are to be carried at estimated market value with the adjustment, if any, reflected in the statement of operations. Securities classified as available-for-sale also to be carried at estimated market value; however, the adjustment, if any, would be relected in shareholders' equity. Securities held-to-maturity are to continue to be carried at amortized cost. At January 1, 1994, the Company classified investment securities held to maturity having a carrying value of $78,980,325 and a fair value of $82,721,892, and avialable for sale have amortized cost of $1,195,263 and a fair value of $1,287,147. Accordingly, the $91,884 adjustment to estimated market value, net of deferred income taxes of $31,241, was recorded as a separate component of shareholders' equity.
   In the prior year, securities were classified as held for investment based on management's intent and ability to hold these securities to maturity. These securities were accounted for at cost adjusted for amortization of premiums and/or accretion of discounts, which were recognized as adjustments to interest income.
   LOANS - are stated at the amount of unpaid principal, reduced by unearned income for installment loans, unamortized discount on purchased loans and an allowance for loan losses. Interest on commercial and real estate mortgage loans is recognized in income on a daily basis based upon the simple interest method and the principal amount outstanding. Generally, interest on consumer installment loans is credited to operations based upon a method which approximates the effective interest method. Loans cease accruing interest when management determines such interest is uncollectible.
   ALLOWANCE FOR LOAN LOSSES - The provision for loan losses is based upon the Bank's past loan loss experience, current delinquencies, nature of the loan, general economic conditions and trends, and an evaluation of the potential losses in the current loan portfolio and is stated in accordance with generally accepted accounting principles. In management's opinion the allowance for loan losses is adequate. However, changes in this estimate and evaluation might be required depending on changing economic conditions and the economic prospects of borrowers.
   PREMISES AND EQUIPMENT are stated at cost, less accumulated depreciation. The provision for depreciation is computed using the straight-line method over the useful lives of the assets, generally ranging from 5 to 40 years.
   INTANGIBLE ASSETS - Core deposit premiums of $452,626 and goodwill of $448,971 which resulted from branch purchases are included in other assets, and are being amortized over the estimated average remaining life of the existing customer base acquired using the level-yield method.
   INCOME TAXES - The Corporation and the Bank file a consolidated federal income tax return. The Bank implemented Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," effective January 1, 1993. Prior to January 1, 1993 income taxes were computed in accordance with Accounting Principles Board Opinion No. 11, which has been superseded by SFAS No. 109. Refer to Note 9 - Income Taxes.
   EARNINGS PER SHARE are calculated based on the weighted average number of shares outstanding during the period. During 1994, the Corporation declared a 5 for 4 stock split, effected in the form of a 25% stock dividend and, accordingly, earnings per share and dividends per share for 1993 and 1992 have been restated to reflect the increased number of shares.
   STATEMENT OF CASH FLOWS - For purposes of this statement, the Corporation considers all cash and due from banks and federal funds sold to be cash equivalents.
   LOAN FEES - Loan origination fees received for loans, net of direct origination costs, are deferred and amortized to interest income over the contractual life of the loan using the level yield method. Fees received for loan commitments that are expected, based on the Bank's experience with similar commitments, to be drawn are deferred and amortized over the life of the loan using the level yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis. Amortization of net deferred loan fees is discontinued on non-performing loans.
   NEW ACCOUNTING STANDARDS - In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", and in October 1994, issued Statement No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures", an amendment of FASB Statement No. 114. Statement No. 114 requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. Statement No. 118 amends Statement No. 114 to allow a creditor to use existing methods for recognizing interest income on an impaired loan. These Statements apply to financial statements for years beginning after December 15, 1994. Management does not expect these statements will have a significant impact on the financial condition or results of operations of the Bank.
   The FASB also issued SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" in October 1994. This statement requires disclosures about amounts, nature, and terms of derivative financial instruments. The Bank does not issue or hold any instruments covered by this statement except for fixed and variable rate loan commitments as described in Note 5 and Note 14.

2.  CASH
    Regulations of the Federal Reserve require depository institutions to maintain reserves which are not available for investment purposes. Cash reserves of approximately $1,209,000 and $1,000,000 were maintained at December 31, 1994 and 1993, respectively.

                                    TWELVE

3. INVESTMENT SECURITIES
   The carrying amounts and approximate market or fair values of the investment securities are summarized as follows:
                                           December 31, 1994                                 December 31, 1993
                                           Gross       Gross                                 Gross        Gross
                            Amortized   Unrealized   Unrealized   Market or    Amortized   Unrealized   Unrealized   Market or
HELD TO MATURITY:              Cost       Gains        Losses     Fair Value     Cost        Gains        Losses    Fair Value
U.S. treasury and agency
  obligations              $31,459,350   $  235,011  $  (757,104)  $30,937,257  $27,431,486  $1,875,822  $  (8,452)  $29,298,856
Mortgage backed securities   5,360,658       60,665     (283,575)    5,137,748    6,610,464     164,188    (20,689)    6,753,963
Obligations of states and
  political subdivisions    17,152,511      435,412     (361,991)   17,225,932   17,767,156   1,384,018    (77,255)   19,073,919
Corporate bonds and notes   31,296,119      337,922   (1,090,249)   30,543,792   28,085,082     845,778   (329,959)   28,600,901
Federal Reserve Bank stock     281,400                                 281,400      281,400                              281,400
                           -----------------------------------------------------------------------------------------------------
    Total                  $85,550,038   $1,069,010  $(2,492,919)  $84,126,129  $80,175,588  $4,269,806  $(436,355)  $84,009,039
                           =====================================================================================================
AVAILABLE FOR SALE:
U.S. treasury and agency
  obligations               $2,948,458   $    903   $     (611)   $2,948,750
Obligations of states and
  political  subdivisions      497,728     48,322                    546,050
Corporate bonds and notes    1,309,660      4,882     (121,732)    1,192,810
                           -------------------------------------------------
    Total                   $4,755,846   $ 54,107   $ (122,343)   $4,687,610
                           =================================================

============================================================================

   The amortized cost and market or fair value at December 31, 1994, by contractual maturity, is as follows:
                                         Amortized            Market or
HELD TO MATURITY:                           Cost              Fair Value
Due in one year or less                 $   9,894,792      $   9,956,360
Due after one year through five years      45,459,842         44,809,985
Due after five years through ten years     24,291,243         23,565,778
Due after ten years                         5,904,161          5,794,006
                                       ---------------------------------
                                        $  85,550,038      $  84,126,129
                                       =================================
AVAILABLE FOR SALE:
Due in one year or less                 $     974,765      $     974,375
Due after one year
  through five years                        2,488,508          2,455,085
Due after five years
  through ten years                           794,846            712,100
Due after ten years                           497,727            546,050
                                       ---------------------------------
                                        $   4,755,846      $   4,687,610
                                       =================================


   Investment securities having a carrying amount and a market or fair value of approximately $21,800,000 and $21,500,000, respectively, at December 31, 1994 were pledged to secure deposits of public funds and for other purposes required or permitted by law.

4.  LOANS
   The composition of the loan portfolio is as follows:
                                         December 31
                                     1994            1993
Collateralized by real estate:
  Commercial                    $ 20,026,651     $ 17,479,401
  Residential mortgages           19,022,536       17,946,189
  Home equity                      1,103,677        1,145,736
  Construction                       388,543          559,127
                               -------------------------------
                                $ 40,541,407     $ 37,130,453
Consumer                           7,253,952        6,571,635
Commercial                         7,250,601        7,948,409
Credit cards - unsecured             812,737          775,149
Other                              1,965,743        2,217,063
                               -------------------------------
                                  57,824,440       54,642,709
Unearned income                    (256,092)         (328,113)
Unamortized discount
  on purchased loans               (462,591)         (508,169)
                               -------------------------------
                                  57,105,757       53,806,427
Allowance for loan losses          (890,666)         (605,792)
                               -------------------------------
                               $  56,215,091    $  53,200,635
                               ===============================

   The Bank grants commercial, mortgage and installment loans to its customers who are primarily located in its market area. The Bank has a diversified loan portfolio and the area has a diversified industrial base. The majority of the commercial loans are collateralized. Collateral varies and may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. The consumer loans are primarily collateralized by vehicles.

   Activity within the allowance for loan losses is as follows:
                                      Years Ended December 31
                                  1994          1993           1992
Balance, beginning of year    $  605,792    $  750,134    $   747,711
Provision for loan losses        180,000       180,000        120,000
Recoveries                       154,279        20,058         59,918
Chargeoffs                       (49,405)     (344,400)      (177,495)
                              ----------------------------------------
Balance, end of year          $  890,666    $  605,792    $   750,134
                              ========================================

5.  COMMITMENTS
   In the normal course of business, the Bank makes various commitments to fund loans that are not presented in the accompanying financial statements. At December 31, 1994, the commitments include the following:


                                   THIRTEEN

Unused lines of credit:
  Commercial                                      $ 14,598,821
  Home equity                                        1,445,627
  Credit cards - unsecured                           2,929,324
                                                  ------------
                                                    18,973,772
Real estate construction loans                         542,241
Letters of credit                                    2,353,491
                                                  ------------
                                                  $ 21,869,504
                                                  ============

   The unused commercial and home equity lines of credit and real estate construction loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial or residential properties.
   The letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral for nearly all letters of credit. Collateral includes certificates of deposit, other deposits, or lines of credit, which may or may not be collateralized.

6.  PREMISES AND EQUIPMENT
   A summary of premises and equipment is as follows:
                                              December 31
                                       1994               1993

Land                              $    287,592      $     287,592
Buildings and improvements           2,919,002          2,859,050
Furniture and fixtures               2,138,596          2,038,372
                                  -------------------------------
                                     5,345,190          5,185,014
Less accumulated depreciation        2,966,988          2,731,337
                                  -------------------------------
                                  $  2,378,202      $   2,453,677
                                  ===============================

   Depreciation expense recognized as noninterest expense in 1994, 1993 and 1992 was $262,431, $240,515 and $198,006, respectively.

7.  DEPOSITS
   A summary of deposits is as follows:
                                              December 31
                                       1994               1993
Demand, noninterest bearing      $  24,036,115     $   21,729,520
Demand, interest bearing (NOW)      33,430,545         28,367,021
Savings                             43,868,323         42,511,914
Time, $100,000 and over             12,652,502         10,393,029
Time, other                         31,874,755         29,444,612
                                  -------------------------------
                                 $ 145,862,240     $  132,446,096
                                 ================================

   A summary of the maturities of time deposits of $100,000 or more is as follows:

                                              December 31
                                       1994               1993
Three months or less             $  11,323,000     $    9,290,000
Over 3 months through 6 months          ---                ---
Over 6 months through 12 months        733,494            540,954
Over 12 months                         596,008            562,075
                                 --------------------------------
                                 $  12,652,502     $   10,393,029
                                 ================================


8.  BENEFIT PLANS
   The Bank has a defined benefit pension plan which covers substantially all employees. The plan benefit formulas generally base payments to retired employees upon their length of service and a percentage of qualifying compensation during their final years of employment. The Bank's funding policy is to contribute annually an amount necessary to satisfy ERISA funding standards. Plan assets are held by Principal Mutual Life Insurance Company.

   Net pension expense included the following components:
                                  Years Ended December 31
                                1994        1993       1992
Service cost - benefits
  earned during the period   $  85,837   $  73,875  $   66,918
Interest cost on projected
  benefit obligation           108,004     105,496      96,357
Actual return on plan assets    68,282    (168,591)   (182,334)
Net amortization and deferral:
  Amortization of
    unrecognized net asset
    existing at January 1, 1989 (1,827)     (1,827)     (1,827)
  Amortization of
    unrecognized
    prior service cost           5,057       5,057       5,057
  Asset gain (loss) deferred  (196,994)     46,000      77,151
                             ---------------------------------
Net pension expense          $  68,359   $  60,010  $   61,322
                             =================================

   The following table sets forth the plan's funded status:
                                              December 31
                                       1994               1993
Plan assets at fair market value  $  1,717,045      $   1,748,388
Projected benefit obligation         1,802,232          1,579,733
                                  -------------------------------
Plan assets in excess (less than)
  projected benefit obligation        (85,187)            168,655
Unrecognized net (gain) loss           273,709            (26,108)
Unrecognized prior service cost         44,198             49,255
Unrecognized net asset being
  amortized over 13 years from
  January 1, 1989                      (12,665)           (14,492)
                                  -------------------------------
Prepaid pension cost included
  in other assets                 $    220,055    $       177,310
                                  ===============================

   The accumulated benefit obligation at December 31, 1994 and 1993 was $1,368,812 and $1,202,401, respectively, which includes vested benefits of $1,344,441 and $1,183,990 on the respective dates.
   Assumptions used in computing pension expense were as follows:

                                   FOURTEEN

                                    Years Ended December 31
                                  1994        1993       1992
Weighted average discount rate    7.0%        7.0%       8.0%
Rates of increased future
  compensation levels             5.4%        5.5%       6.5%
Expected long-term rate
  of return on assets             7.5%        7.5%       8.0%

   In January 1995, the Board of Directors approved the termination of the Bank's defined benefit pension plan effective March 31, 1995. The Bank will submit its termination request to the Department of Labor (DOL) in 1995. Regulatory approval and termination of the plan is expected to occur during 1996. The Bank expects to recognize a pre-tax charge of $200,000 - $300,000 in connection with the curtailment and settlement of benefits under this plan.
   Additionally, the Board approved the implementation of a 401(k) plan effective in 1995 which will cover substantially all employees.
   The Bank has an Employee Stock Purchase Incentive Plan for full-time Bank employees. Under the Plan each employee will be entitled to receive a cash payment from the Bank equal to 20% of the purchase price of Corporation common stock acquired by the employee on the open market up to a maximum of 100 shares per calendar year.
   The Bank has implemented a director retirement benefit and death benefit plan for the benefit of all members of the Board of Directors of the Bank. The plan is called the Director Defined Benefit Plan and is designed to provide an annual retirement benefit, to be paid to each director upon retirement from the board. The retirement benefit provided to each director is an annual benefit equal to $1,000 for each year of service on the board from and after August 24, 1994. In addition, each director shall have the option of deferring any portion or all of his or her director's fees to a maximum of $1,000 per month until retirement.


9.  INCOME TAXES
   The Corporation adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109), effective January 1, 1993. This statement supersedes Accounting Principles Board Opinion No. 11 which had been followed by the Corporation. The effect on net income for the year ended December 31, 1993 of adopting SFAS No. 109 was not significant.

   Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes, and (b) tax credit carryforwards.
Significant components of the Corporation's deferred tax assets and liabilities were as follows:

                                           December 31
                                       1994             1993
Deferred tax liabilities:
  Accretion income                  $  105,561        $  99,408
  Pension                               74,818           60,285
  Depreciation                          59,915           48,868
                                    ---------------------------
                                       240,294          208,561
Deferred tax assets:
  Bad debts                            107,039           45,839
  Deferred loan fees                    54,962           53,270
  Core deposit premium amortization     42,734           45,967
  Market-to-market accounting           23,200
  Other                                  2,429           12,140
                                    ---------------------------
                                       230,364          157,216
                                    ---------------------------
Net deferred tax liability          $    9,930       $   51,345
                                    ============================

   The components of income tax expense is as follows:
                                  Years Ended December 31
                               1994       1993          1992
Currently payable          $ 479,048    $ 414,547   $  475,794
Deferred                     (18,215)      46,000        5,000
                           -----------------------------------
                           $ 460,833    $ 460,547   $  480,794
                           ===================================

   The following is a reconciliation of income tax at the federal statutory rate to the effective rate of tax on the financial statements:

                                Years Ended December 31
                         1994                1993                 1992
                    Rate      Amount    Rate      Amount     Rate      Amount
Tax at federal
  statutory rate    34%   $842,883      34%  $836,604      34%      $783,406
Tax-exempt
  interest         (14)   (365,270)    (14)  (345,740)    (15)      (358,171)
Unrecognized/
  (recognized)
  capital losses    (1)    (16,780)     (1)   (31,140)      2%        54,697
Other                                             823                    862
                    --------------------------------------------------------
Income tax
  expense           19%   $460,833      19%  $460,547      21%      $480,794

   The Corporation has unused capital loss carryforwards of approximately $20,000 at December 31, 1994, which can be used to offset future capital gains.

10.  NONINTEREST INCOME AND EXPENSE

   Noninterest income consists of the following:
                                      Years Ended December 31
                                     1994        1993       1992
Checking account fees            $ 487,097   $ 484,659  $  475,268
Other                              253,086     217,977     143,036
                                 ---------------------------------
                                 $ 740,183   $ 702,636  $  618,304
                                 =================================

   Noninterest expense consists of the following:
                                      Years Ended December 31
                                     1994        1993       1992
Salaries and employee benefits   $2,296,701  $2,229,393  $2,082,108
Data processing fees                659,311     646,239     638,094
Net occupancy expenses              389,490     368,899     346,396
Franchise taxes                     300,660     279,732     272,055
FDIC premiums                       291,065     274,717     267,888
Other                             1,215,151   1,125,888   1,049,337
                                 ----------------------------------
                                 $5,152,378  $4,924,868  $4,655,878
                                 ==================================

                                    FIFTEEN

11.  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
                          1994          1993            1992
Cash paid during
  the year for:
    Interest          $3,628,171     $3,830,278      $4,917,478
    Income taxes         432,514        628,518         357,180

   On December 16, 1994, the Bank acquired a branch office in Seville, Ohio and the related assets and deposit accounts from Bank One, Akron, N.A. The transaction has been accounted for as a purchase of assets.
   The assets acquired and the liabilities assumed are summarized below at estimated fair values:

ASSETS:
  Cash                                                  $  6,679,846
  Premises and equipment                                      43,128
  Cost in excess of fair value of net assets acquired        759,338
  Other assets                                                10,407
                                                        ------------
                                                        $  7,492,719
                                                        ============
LIABILITIES:
  Demand and savings deposits                           $  3,934,758
  Time deposits                                            1,391,052
  Securities sold under repurchase agreements              2,166,034
  Other liabilities                                              875
                                                        ------------
                                                        $  7,492,719
                                                        ============

12.  RELATED PARTY TRANSACTIONS
   Certain directors and officers of the Corporation, their families and certain entities in which they have an ownership interest, were customers of the Bank in 1994, 1993 and 1992. Any transactions with such parties, including loans and commitments, were in the ordinary course of business at normal terms, including interest rates and collateralization, prevailing at the time and did not represent more than normal risks. At December 31, 1994 and 1993, such loans amounted to $3,315,000 and $3,397,000, respectively. New loans to related parties totaled $820,000, $1,802,000 and $3,226,000 for 1994, 1993 and 1992,
respectively, and repayments aggregated $902,000, $2,922,000 and $696,000 for
the respective years.   At December 31, 1994 unused commitments to related
parties totaled $4,200,000.

13.  REGULATORY MATTERS
   Federal regulations require banks to maintain minimum ratios of Tier 1 capital and total capital to risk-weighted assets of 4.00% and 8.00%, respectively. In addition, banks must maintain a minimum leverage ratio of Tier 1 capital to total assets of 3.00% for the strongest banks and not less than 4.00% to 5.00% for other banks. Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by banking regulators that could have a direct material effect on the Bank's financial statements. The regulations also require the regulators to make qualitative judgments that could result in higher minimum capital requirements for certain institutions. At December 31, 1994, the Bank's ratios of Tier 1 capital and total capital to risk-weighted assets were 19.60% and 20.45%, respectively. At December 31, 1994 the Bank's leverage ratio was 11.9%.
   In September 1993 the Officer of the Comptroller of the Currency (OCC) published a notice of proposed rulemaking, "Risk-Based Capital Standards:
Interest Rate Risk". The proposed rule would require a bank to determine its exposure to interest rate risk which would be measured as the effect that a specified change in interest rates would have on the net economic value of a bank. A bank would be required to maintain risk-based capital for the amount that the measured interest rate risk exposure exceeds 1% of total assets. The impact of this notice of proposed rulemaking on the Bank is not expected to have a significant impact on the financial condition or results of operations of the Bank.
   The Bank is subject to certain dividend restrictions set forth by the OCC. Under such restrictions, the Bank may not, without the prior approval of the OCC, declare dividends in excess of the sum of current year earnings (as defined) plus the retained earnings (as defined) from the prior two years. The dividends, as of December 31, 1994, that the Bank could declare without the approval of the OCC, amounted to $5,237,303.

14.  FAIR VALUE OF FINANCIAL INSTRUMENTS
   The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. In addition, SFAS No. 107 excludes all non-financial instruments from disclosure requirements; therefore, the aggregate fair value amounts presented do not represent, and should not be construed to represent, the full underlying value of the Corporation.
   The following table presents the estimates of fair value of financial instruments:

                   December 31, 1994               December 31, 1993
                -----------------------------------------------------------
                 Carrying          Fair          Carrying         Fair
                  Amount           Value          Amount          Value
Assets:
 Cash and cash
   equivalents  $20,146,107     $20,146,107     $20,022,624     $20,022,624
 Investment
   securities    90,237,648      88,813,739      80,175,588      84,009,039
 Loans           56,215,091      55,624,207      53,200,635      53,931,863
Liabilities:
 Demand
   deposits     101,334,983     101,334,983      92,608,455      92,608,455
 Time deposits   44,527,257      44,123,979      39,837,641      39,922,089
 Short-term
   borrowings     4,269,919       4,269,919       3,765,004       3,765,004

   CASH AND CASH EQUIVALENTS - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.
   INVESTMENT SECURITIES - Fair value equals quoted market price, if available. If a quoted market price is not available, fair value


                                    SIXTEEN
is estimated using quoted market prices for similar securities.
   LOANS - For variable rate loans that reprice based on the prime rate, fair values are based on carrying values. The fair values of other loans are estimated using discounted cash flow analyses and employ interest rates currently being offered for loans with similar terms. The fair value of loans is reduced by an estimate of losses inherent in the loan portfolio.
   DEMAND DEPOSITS AND TIME DEPOSITS - The fair value of demand deposits, which includes passbook accounts, money market accounts, and NOW accounts, is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.
   SHORT-TERM BORROWINGS - The fair value of short-term borrowings, including securities sold under repurchase agreements and the federal reserve note account, is estimated using rates currently available to the bank for debt with similar terms and remaining maturities. The carrying amount is a reasonable estimate of fair value.
   OFF-BALANCE SHEET FINANCIAL INSTRUMENTS - The fair value of the off-balance sheet financial instruments, including commitments to originate loans and standby letters of credit, is considered to be equivalent to the value of the current fees charged to enter into the commitments. These fees are not significant at December 31, 1994 and 1993.

15.  PARENT ONLY FINANCIAL STATEMENTS
   Balance sheets as of December 31, 1994 and 1993 and statements of income and cash flows for the three years in the period ended December 31, 1994 for National Bancshares Corporation (parent only) are as follows:

                                      December 31,
BALANCE SHEETS:                      1994            1993
Assets:
  Cash                          $   646,148     $   674,189
  Dividend receivable               314,217         304,837
  Prepaid expenses                                      207
  Investment in Bank             21,443,711      20,188,805
                                ---------------------------
                                $22,404,076     $21,168,038
                                ===========================
Liability:
  Dividends payable             $   314,827     $   304,708
Shareholders' Equity             22,089,249      20,863,330
                                ---------------------------
                                $22,404,076     $21,168,038
                                ===========================

                                   Years Ended December 31
                              1994          1993         1992
STATEMENTS OF INCOME:
 Income:
   Dividends              $  736,299    $  656,571   $1,214,658
 Expenses:
   Misc. expense              18,006         6,432        2,894
Undistributed equity in
 net income of Bank        1,299,942     1,349,914      611,576
                           -------------------------------------
Net income                 $2,018,235    $2,000,053   $1,823,340
                           =====================================

                                   Years Ended December 31
                              1994          1993         1992
STATEMENTS OF CASH FLOWS:
Cash Flows from
 Operating Activities:
 Net income                $2,018,235    $2,000,053   $1,823,340
 Adjustments to reconcile
   net income to net cash
   provided by operating
   activities:
   Undistributed earnings
    of Bank                (1,299,942)   (1,349,914)    (611,576)
   Change of dividends
    receivable                 (9,380)      (28,139)      (9,379)
   Change in prepaid expenses     207          (207)
                           --------------------------------------
 Net cash provided by
  operating activities        709,120       621,793    1,202,385
Cash Flows from
 Financing Activities:
   Dividends paid            (737,161)     (669,517)    (619,054)
                           -------------------------------------
 Net Increase (Decrease)
  in Cash                     (28,041)      (47,724)     583,331
 Cash, Beginning of Year      674,189       721,913      138,582
                           -------------------------------------
 Cash, End of Year         $  646,148    $  674,189   $  721,913
                           =====================================

      ___________________________________________________________________

INDEPENDENT AUDITORS' REPORT
To the Board of Directors and Shareholders
National Bancshares Corporation, Orrville, Ohio

   We have audited the accompanying consolidated balance sheets of National Bancshares Corporation and Subsidiary as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, such financial statements present fairly, in all material respects, the financial position of National Bancshares Corporation and Subsidiary at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Akron, Ohio
February 28, 1995


                                  SEVENTEEN

ANALYSIS OF NET INTEREST EARNINGS
Rate spread and effective rate differential (on a tax equivalent basis). The following table presents an analysis of net interest earning assets and interest bearing liabilities.
                                            1994                                1993                                 1992
                             -------------------------------------------------------------------------------------------------------
                               Daily                               Daily                               Daily
                              Average                 Average     Average                 Average     Average                Average
(Dollars in Thousands)        Balance    Interest      Rate       Balance    Interest      Rate       Balance     Interest     Rate
                             -------------------------------------------------------------------------------------------------------
ASSETS
Interest earning assets:
 Investment securities:
   Taxable                   $ 65,500     $ 4,640       7.08%    $ 61,445     $ 4,703       7.65%    $ 59,094     $ 4,870      8.24%
   Nontaxable (tax
     equivalent basis)*        17,693       1,627       9.20%      16,784       1,573       9.37%      16,521       1,688     10.22%

 Federal funds sold             7,147         315       4.41%       9,837         298       3.03%       8,110         289      3.56%
 Net loans (including
   nonaccrual loans)           55,091       4,737       8.60%      52,152       4,594       8.81%      51,103       4,850      9.49%
                             -------------------------------------------------------------------------------------------------------
Total interest
 earning assets               145,431      11,319       7.78%     140,218      11,168       7.96%     134,828      11,697      8.68%
                             -------------------------------------------------------------------------------------------------------
All other assets               10,466                               9,875                               9,115
                             -------------------------------------------------------------------------------------------------------
Total Assets                 $155,897                            $150,093                            $143,943
                             =======================================================================================================

LIABILITIES & SHAREHOLDERS'  EQUITY
Interest bearing liabilities
 Deposits:
   Interest bearing
     checking                $ 29,524     $   749       2.54%    $ 28,251     $   744       2.63%    $ 26,710     $   885      3.31%
   Savings                     43,347       1,286       2.97%      39,858       1,305       3.27%      32,952       1,303      3.95%
   Time, $100,000
     and over                   7,256         301       4.15%       7,371         258       3.50%       6,503         270      4.15%
   Time, other                 30,326       1,267       4.18%      32,049       1,377       4.30%      38,153       2,108      5.53%
 Other funds purchased          2,445          92       3.76%       2,891          85       2.94%       2,749          95      3.46%
                             -------------------------------------------------------------------------------------------------------
Total interest
 bearing liabilities          112,898       3,695       3.27%     110,420       3,769       3.41%     107,067       4,661      4.35%
                             -------------------------------------------------------------------------------------------------------
Demand deposits                20,804                              18,705                              16,966
Other liabilities                 650                                 761                                 984
Shareholders' equity           21,545                              20,207                              18,926
                             -------------------------------------------------------------------------------------------------------
Total Liabilities and
 Shareholders' Equity        $155,897                            $150,093                            $143,943
                             =======================================================================================================
Net interest income
 (tax equivalent basis)*                  $ 7,624                             $ 7,399                            $  7,036
                             -------------------------------------------------------------------------------------------------------
Net interest spread                                     4.51%                               4.55%                              4.32%
                             -------------------------------------------------------------------------------------------------------
Net yield on total
 earning assets*                                        5.24%                               5.28%                              5.22%
                             -------------------------------------------------------------------------------------------------------

*Tax equivalence based on highest statutory tax rate of 34%.

                                                                    EIGHTEEN

HISTORICAL FINANCIAL SUMMARY
FINANCIAL POSITION
(Year End Balances)                1994             1993              1992             1991            1990
                              ---------------------------------------------------------------------------------
Total Assets                  $ 173,041,984    $ 157,825,715    $ 149,027,311    $ 142,050,986    $ 134,177,176
Cash and Due
  from Banks                      8,261,107        8,242,624        7,895,027        6,667,115        7,764,321
Investment Securities            90,237,648       80,175,588       74,894,150       74,278,941       64,634,657
Loans-Net                        56,215,091       53,200,635       54,766,115       47,080,705       47,631,633
Deposits                        145,862,240      132,446,096      125,296,209      118,394,001      112,529,772
Shareholders' Equity             22,089,249       20,863,330       19,560,804       18,365,897       17,259,840
Book Value Per Share (1)      $       30.17    $       28.50    $       26.72    $       25.08    $       23.57
                              ---------------------------------------------------------------------------------

SUMMARY OF OPERATIONS
Total Interest Income         $  10,766,011    $  10,632,243    $  11,122,984    $  11,626,717    $  11,552,381
Total Interest Expense            3,694,748        3,769,411        4,661,276        5,768,868        5,975,225
                              ---------------------------------------------------------------------------------
Net Interest Income               7,071,263        6,862,832        6,461,708        5,857,849        5,577,156
Provision for Loan Losses           180,000          180,000          120,000           65,000           60,000
                              ---------------------------------------------------------------------------------
Net Interest Income After
  Provision for Loan Losses       6,891,263        6,682,832        6,341,708        5,792,849        5,517,156
Total Noninterest Income            740,183          702,636          618,304          669,843          577,279
Total Noninterest Expense         5,152,378        4,924,868        4,655,878        4,344,468        4,071,909
                              ---------------------------------------------------------------------------------
Income Before Income Taxes        2,479,068        2,460,600        2,304,134        2,118,224        2,022,526
Income Taxes Expense                460,833          460,547          480,794          421,252          417,190
                              ---------------------------------------------------------------------------------
Net Income                    $   2,018,235    $   2,000,053    $   1,823,340    $   1,696,972    $   1,605,336
                              =================================================================================
Net Income Per Share (1)      $        2.76    $        2.73    $        2.49    $        2.32    $        2.19
Cash Dividends                $     736,730    $     689,162    $     628,433    $     590,915    $     581,535
Cash Dividends Per Share (1)  $        1.01    $        0.94    $        0.86    $        0.81    $        0.79
Dividend Payout Percentage           36.50%           34.46%           34.47%           34.82%           36.23%
Weighted Average Number
  of Shares Outstanding (1)         732,156          732,156          732,156          732,156          732,156
Return on Average Assets              1.29%            1.33%            1.27%            1.26%            1.27%
Return on Average Equity              9.37%            9.88%            9.57%            9.52%            9.56%
Average Equity to
  Total Assets                       13.82%           13.48%           13.23%           13.26%           13.28%
Risk-Based Capital
  Percentage                         20.45%           22.40%           22.53%           22.26%           22.08%
Full Time Equivalent Staff               92               92               90               90               91
Total Assets to Full Time
Equivalent Staff              $   1,880,891    $   1,715,497    $   1,655,859    $   1,578,344    $   1,474,474
                              ---------------------------------------------------------------------------------

(1) All share and per share data is restated for a 5 for 4 stock split on October 15, 1994.

                                   NINETEEN

DIRECTORS
CHARLES J. DOLEZAL
Chairman, President,
Chief Executive Officer

SARA BALZARINI
Vice President of Finance
Contours, Inc.

JAMES L. GERBER
Retired

RAY D. GILL
President
Orrville Leather, Inc.

JOHN W. KROPF
Attorney
Kropf, Wagner, & Hohenberger

STEVE SCHMID
President
Smith Dairy Products, Inc.

PAUL H. SMUCKER
Chairman of the
Executive Committe,
J.M. Smucker Company

JOHN E. SPRUNGER
President
Kidron Auction, Inc.

JAMES F. WOOLLEY
Chief Executive Officer,
R.W.Screw Products, Inc.

ROBERT F. GUMZ
Director Emeritus

FRANK J. SEIFRIED
Director Emeritus

                                   OFFICERS
                       NATIONAL BANCSHARES CORPORATION
Charles J. Dolezal                    Michael D. Hofstetter
President                             Sr. Vice President,
                                      Secretary/Treasurer
____________________________________________________________________
FIRST NATIONAL BANK

Charles J. Dolezal
President

Michael D. Hofstetter
Senior Vice President & Controller

Kenneth R. VanSickle
Vice President, Senior Loan Officer

Robert Woodruff
Vice President & Cashier

Ron Armentrout
Assistant Vice President,
Security Officer, Compliance Officer

Jackie Samsa
Assistant Vice President,
Manager of Human Resources

Scott Holmes
Assistant Vice President,
Manager of Loan Department

Jim Huntsberger
Auditor

Carolyn Forrer
Administrative Officer,
Manager, Main Office Lobby

Angela Smith
Assistant Controller

Shannon Delaney
Director of Marketing

Karen Hicks
Loan Officer

Rob Hunter
Loan Officer

Dean Karhan
Loan Officer

William Mitchell
Administrative Officer, Purchasing

Sara Weeman
Loan Officer

Jan Zacharias
Operations Officer
____________________________________________________________________
BRANCH ADMINISTRATION

DALTON OFFICE:
James Kuschmeader
Assistant Vice President, Manager

Rita Tyrrell
Administrative Officer

WEST HIGH OFFICE:
Ruth Harding
Administrative Officer, Manager

KIDRON OFFICE:
Harold Berkey
Assistant Vice President, Manager

SMITHVILLE OFFICE:
Valerie Stein
Assistant Vice President, Manager

MT. EATON OFFICE:
David Chapman
Assistant Vice President, Manager

MIDWAY OFFICE:
Betty Wyant
Assistant Vice President, Manager

LODI OFFICE:
Larry Kytta
Assistant Vice President, Manager

SEVILLE OFFICE:
David Beard
Assistant Vice President, Manager


(C) 1995 National Bancshares Corporation
    Printed on Recycled Paper
                                     TWENTY