Form 10-K405, Exhibit 13
period 1995-12-31
NATIONAL BANCSHARES CORP /OH/
filed 1996-04-01
CIK 790362

                          [photo George Washington]


                             NATIONAL BANCSHARES
                                 CORPORATION






                               STRONG FINANCIAL

                                 VALUE BASED

                               ON SOLID HISTORY



                              1995 ANNUAL REPORT

CORPORATE PROFILE

      National Bancshares Corporation is a one-bank holding company with assets totaling over $175 million. First National Bank, its subsidiary, is headquartered in Orrville, Ohio. Serving most of Wayne County, portions of western Stark County, northeastern Holmes County and southern Medina County through its ten banking offices, First National Bank offers a variety of retail and commercial deposit and lending services.

      First National Bank has consistently been recognized by a number of independent bank analysis companies by receiving their top ratings. Due to First National Bank's financial strength and stability, these ratings have helped place First National among the top banks in the country. First National has earned Veribanc's prestigious Blue Ribbon Award for security and financial soundness for fifty-three consecutive quarters. First National is one of only eighteen banks in the nation to earn this distinction.

      Through strong customer service and superior financial soundness, National Bancshares Corporation strives diligently to continue the tradition of consecutive annual dividend increases. This has been our tradition for the past quarter century.

FINANCIAL HIGHLIGHTS

FINANCIAL POSITION
                                                                                                              Percentage
(Year End Balances)                                             1995                      1994                  Change
Total Assets                                              $   175,144,085           $    173,041,984               1.21%
Deposits                                                      146,996,114                145,862,240               0.78%
Loans-Net                                                      73,141,286                 56,215,091              30.11%
Investment Securities                                          78,687,704                 90,237,648             -12.80%
Shareholders' Equity                                           23,385,931                 22,089,249               5.87%
- ------------------------------------------------------------------------------------------------------------------------

SUMMARY OF OPERATIONS
Net Interest Income                                             7,849,572                  7,071,263              11.01%
Net Income                                                      2,168,892                  2,018,235               7.46%
- ------------------------------------------------------------------------------------------------------------------------
Regular Cash Dividends                                            822,014                    736,730              11.58%
Net Income Per Share*                                                2.37                      2.20                7.46%
Cash Dividends Per Share*                                            0.90                      0.80               11.58%
Book Value Per Share*                                     $         25.54           $         24.12                5.87%
- ------------------------------------------------------------------------------------------------------------------------

                                       1

DEAR
SHAREHOLDERS

      The year 1995 proved to be an excellent year for our financial institution. Income before taxes increased by over $280 thousand, or 11.3%, over 1994. This increase is attributable to growth in net interest income of approximately $778 thousand, or 11%, over the previous year. With this growth coming entirely from taxable income, income taxes rose by over $129 thousand, or 28.1%. This left net income after taxes up by approximately $151 thousand, or 7.5%, over year end 1994.

      Total assets grew modestly over 1994 showing a year end increase of $2.1 million. The major change in assets occurred in the growth of our loan portfolio. Total loans (net of allowance for loan losses) increased over $16.9 million, or 30.1%, over 1994. The growth in loans was primarily funded through a redeployment of maturing bonds from the security portfolio.

      Total cash dividends declared in 1995 amounted to $822,014, or approximately 89.8 cents per share, based on the current number of outstanding shares. This is an 11.6% increase over the total cash dividends declared in 1994. This increase in cash dividends continues the tradition of consecutive annual dividend increases over the past quarter century. In addition to the cash dividends declared this past year, a 5 for 4 stock split, payable in the form of a 25% stock dividend, was issued in December 1995. Total shareholders' equity exceeded $23.3 million, increasing by approximately $1.3 million, or 5.9% over the end of the previous year. This equates to an approximate book value of $25.54 per share. Market value continues to increase with the market makers bid price at $35.50 per share at year end. The bid price has increased by over 25% during 1995.

      During the past year we implemented a dividend reinvestment plan and stock buy back plan. The dividend reinvestment plan allows you, as a shareholder, to reinvest your cash dividends in additional shares of the company's common stock without incurring any brokerage fees or commissions. We have had very positive responses from shareholders to this plan. The availability of our stock on the open market is somewhat limited. If we are unable to purchase stock during a dividend reinvestment period, we can issue treasury shares that the company may have been able to purchase previously, or issue authorized but unissued shares. The stock buy back plan enables the company to purchase its own stock on the open market when it may be advantageous to do so. This plan also offers additional liquidity to larger blocks of stock, such as estates, that may need to liquidate in short order. Stock purchased under the stock buy back plan is placed in treasury shares for possible use in the dividend reinvestment plan.

      The FDIC premium that all insured commercial banks must pay for deposit insurance coverage fell dramatically in the latter part of the year. This reduction was long awaited since the premiums skyrocketed in the late 1980's as numerous bank failures put a burden on the insurance fund.
                                       2

      Today the fund is well capitalized which has enabled the reduction in premiums. We are also undergoing a transition in our employee pension plan, moving from a defined benefit plan to a 401(K) plan. We will experience a pre-tax charge to earnings to settle the bank's obligation to the defined benefit plan. This charge should be offset by the savings that will be realized in the reduction of the FDIC premiums, thus having a negligible effect on earnings.

      The economic scene in this country has done an about face during this past year. While interest rates were on the rise through most of 1994, they were on the decline through a good part of 1995. As the Federal Reserve noted a slowing of economic conditions during this past year, they began to slowly lower short term interest rates. With the annual rate of inflation falling below that of the previous year, the bond market accepted lower long term interest rates as well. This enabled real estate mortgage rates to fall. The Federal Reserve is continuing to follow their resolve to keep inflation at bay, while keeping a watchful eye on general economic conditions. They have the delicate job of adjusting short term interest rates to encourage economic growth, while at the same time keeping inflation down. If inflation continues to remain at bay, and the economy grows slowly, we may see a reduction of interest rates as we move through the new year.

        We look ahead to 1996 as another year of many challenges. In addition to a changing interest rate environment, a changing competitive environment poses many challenges to us as well. With many "non-bank" institutions, such as insurance companies and brokerage houses, offering products that compete directly with us, we find the competitive arena going far beyond other commercial banks and savings and loans. This offers new challenges to the marketing of our services. To meet these challenges and assure high quality of customer service, we recently created a new executive officer position at First National Bank, Vice President of Customer Services. This position was filled with the appointment of Harold Berkey. In this capacity, Harold will be responsible for overseeing all customer service, marketing and sales functions for First National Bank.

        In support of the many products and services we offer, we will be undergoing a complete upgrade of computer system hardware and software during 1996. These new systems will offer the latest applications of customer support for our financial products and services.

        We look forward to meeting the many challenges 1996 holds for us. We appreciate your support and confidence as we endeavor to keep you as shareholders in a growing and profitable financial institution.


/s/ Charles J. Dolezal

Charles J. Dolezal
President and Chairman

     "We look forward to meeting the many challenges 1996 holds for us."

FINANCIAL REVIEW

      National Bancshares Corporation succeeded in setting a number of new records in 1995. Total assets grew approximately $2.1 million ending 1995 at $175,144,085. This represents a 1.2% increase over the previous year. Average assets experienced strong growth for 1995 increasing to $169.8 million from $155.9 million in 1994 or an increase of $13.9 million. Net income for 1995 was $2,168,892 which exceeded 1994 net income by approximately 7.5%.

ASSETS

      Cash and due from banks was $7,946,503 and $8,261,107 at December 31, 1995 and 1994, respectively. This was a decrease of $315 thousand or 3.8%. Cash reserves are maintained at appropriate levels in order to meet customer needs and provide stability to the local economy with consideration given to security. Excess cash is prudently invested in order to maximize a safe and profitable return on assets. A significant portion of this account is in the normal processing of outgoing cash letters.

      Total investment securities decreased approximately $11.5 million ending 1995 at $78,687,704 compared to $90,237,648 at the end of 1994. The average balance of taxable investment securities grew from $65.5 million in 1994 to $66.4 million in 1995, while average nontaxable investment securities declined approximately $213 thousand in 1995 from 1994. The market or fair value of the total portfolio was $81,159,725 and $88,813,739 as of December 31, 1995 and 1994, respectively.

      U.S. treasury and agency obligations decreased by approximately $5.8 million or 17% with balances of $28,566,474 on December 31, 1995 compared to $34,408,100 on December 31, 1994. The net market appreciation of this category was approximately $880 thousand as of December 31, 1995.

      Mortgage backed securities were $4,777,573 and $5,360,658 on December 31, 1995 and 1994, respectively. This was a decline of $583 thousand or 10.9%. The net market appreciation of these securities was $50 thousand on December 31, 1995.

      Obligations of states and political subdivisions ended 1995 at $17,171,409 which was 3% below the $17,698,561 balance on December 31, 1994. The net market appreciation was approximately $1.1 million as of December 31, 1995. The change in the federal tax laws in 1986 has generally reduced the supply of bank qualified tax free security issues. However, to assist in local development, the bank actively purchases bonds issued by local municipalities, school systems and other public entities when opportunities present themselves.

        Other securities ended 1995 at $28,172,248 which was 14.0% lower than the December 31, 1994 balance of $32,770,329. This group of securities is primarily comprised of high quality corporate bonds and notes. The net market appreciation was approximately $587 thousand as of December 31, 1995.

        Federal funds sold were $9,294,346 and $11,885,000 as of December 31, 1995 and 1994, respectively. Average balances increased during the year with 1995 averaging $9.2 million compared to $7.1 million during 1994. Federal funds sold are over night investments with our correspondent banks. This is a significant investment tool that is used to maximize the earning assets of the bank.

        Total net loans increased by approximately $16.9 million or 30.1% during 1995. Net loan balances were $73,141,286 and $56,215,091 on December 31, 1995 and 1994, respectively. Average net loans posted an increase of $9.6 million with a yearly average of $64.7 million for 1995. Loans collateralized by real estate were $47,070,211 on December 31, 1995 as compared to $40,541,407 as of December 31, 1994. All real

                           [photo Abraham Lincoln]
estate categories posted an increase in 1995. There was a $2.2 million increase in commercial real estate loans, $3.4 million increase in residential mortgages, home equity loans increased $113 thousand and construction loans were higher by $854 thousand.

      Consumer loans totaling $14,460,752 on December 31, 1995 were 99.3% above the 1994 ending total of $7,253,952. This increase was primarily the result of additional automobile financing. The unearned income associated with these consumer loans continued to decrease indicating the consumers demand for simple rate loans. Commercial loans were $10,627,112 and $7,250,601 as of December 31, 1995 and 1994, respectively. Credit card loans increased slightly during the year with balances of $837,132 on December 31, 1995. Other loans decreased $237 thousand during 1995 ending the year at $1,728,407.

      The allowance for loan losses was $1,046,542 and $890,666 as of December 31, 1995 and 1994, respectively. The allowance for loan losses to total loans percentages were 1.41% and 1.56% and net charge-off to total loans percentages were .03% and -.18% for 1995 and 1994, respectively. The net recovery for 1994 was primarily in the commercial loan area. As with any charge-off, the bank continues to attempt recovery where feasible. Management reviews the allowance for loan losses on a regular basis to determine the adequacy of the reserve.

      In the normal course of business, the bank makes commitments to lend money to various customers. These commitments totaled approximately $21.1 million as of December 31, 1995. They are to businesses and individuals for general credit, real estate construction and letters of credit.

      Accrued interest receivable ended 1995 at $1,637,600 which was a 1.5% decrease from December 31, 1994. Accrued interest receivable is interest income earned on investment securities and loans, but not yet received.

      Premises and equipment totaled $2,220,358 on December 31, 1995 as compared to $2,378,202 on December 31, 1994. Improvements and repairs to bank buildings and equipment are performed as needed to keep them in good working order in an effort to provide convenient and pleasant banking offices to meet our customers needs.

      Other assets totaled $2,216,288 and $2,402,567 as of December 31, 1995 and 1994, respectively. These assets mainly include intangible assets, prepaid expenses and other real estate owned.

LIABILITIES

       Total deposits posted a $1.1 million or .8% increase ending
1995 at $146,996,114 as compared to $145,862,240 on December 31, 1994. Average deposits increased from $131.2 million in 1994 to $141.4 million during 1995.

        Demand deposits which represent non-interest bearing checking accounts ended 1995 at $25,013,104 which was a growth of 4.1% over the December 31, 1994 balance of $24,036,115. The average demand accounts for 1995 were $23.2 million as compared to $20.8 million in 1994.

        Interest bearing checking accounts finished 1995 at $33,353,418 in comparison to $33,430,545 a year earlier. This was a decrease of $77 thousand or .2%. Average balances grew $2.4 million from $29.5 million in 1994 to $31.9 million in 1995. Interest bearing checking accounts include our Negotiable Order of Withdrawal accounts and Money Market Deposit Accounts.

        Savings accounts totaled $39,852,700 on December 31, 1995 or $4.0 million below the end of the previous year. Average savings accounts decreased from $43.3 million during 1994 to approximately $40.8 million in 1995. Generally, this decrease was the result of customers moving their investments into time deposits to improve their yield. First National offers both passbook and statement savings accounts.

                          [photo Alexander Hamilton]

      Time deposits of less than $100,000 were $37,824,538 and $31,874,755 as of December 31, 1995 and 1994, respectively. This $5.9 million growth equaled an 18.7% increase. Average time balances increased approximately $5.7 million giving 1995 an average time deposit balance of approximately $36 million as compared to $30.3 million in 1994.

      Time deposits of $100,000 and over decreased from $12,652,502 on December 31, 1994 to $10,952,444 on December 31, 1995. However, average time deposits of $100,000 and over increased by $2.2 million over 1994 giving 1995 an average of $9.4 million.

      Securities sold under agreements to repurchase were $3,279,655 on December 31, 1995 in comparison to $3,269,919 at the end of 1994 or approximately $10 thousand higher. Federal reserve note account balance was $351,110 and $1,000,000 as of December 31, 1995 and 1994, respectively. The note account is determined by the cash needs of the federal government. The average of other funds purchased increased in 1995 to $4.7 million from $2.4 million during 1994.

      Other liabilities which include accrued interest payable, dividends declared not yet payable and other accrued expenses increased in 1995 with balances of $1,131,275 and $820,576 as of December 31, 1995 and 1994,
respectively.

SHAREHOLDERS' EQUITY

        Shareholder's equity exceeded $23 million during 1995 with an ending balance of $23,385,931 on December 31, 1995. This is an increase of $1.3 million or 5.9% above the 1994 ending balance of $22,089,249. This growth equaled $1.42 per share raising the book value per share to $25.54 on December 31, 1995 as compared to $24.12 on December 31, 1994. Under the risk based capital regulations with a 8% minimum, the total capital to risk based assets of 20.67% on December 31, 1995 was more than twice the minimum required by federal regulations. The bank has remained in a very favorable position when compared to its peer group in the area of capitalization.

        In summary, the corporation experienced growth of approximately 30% in loans, 1% in deposits and 6% in shareholders' equity.

LIQUIDITY

         Liquidity is the consideration of the corporation's ability to meet its necessary out-going cash flow needs. Cash equivalents for the cash flow statement is composed of $7.9 million in cash and due from banks and $9.3 million in federal funds sold with a combined total in excess of $17 million. Therefore, management considers that the corporation is in a good liquidity position to meet the demands of its customers and the local economy.

RESULTS OF OPERATIONS

         Net income set a new record high of $2,168,892 in 1995 or approximately 7.5% over 1994 net income of $2,018,235 The primary source of income continues to be interest on loans and other investments with additional revenues generated from fees on non-interest rated services.

        Interest and fees on loans of $6,259,570 for 1995 was above 1994 by 32.1% or approximately $1.5 million. This improvement was provided by increases both in average loan volume and average interest yields.

        Interest on federal funds sold was $541,119 and $314,568 for 1995 and 1994, respectively. This increase of $227 thousand was the result of higher average interest yields and higher volume of average funds sold.

        Interest on taxable investment securities increased by approximately $126 thousand ending 1995 at $4,766,088. This 2.7% increase in interest income was due to the greater average interest rates and increased average investment balances.

                            [photo Andrew Jackson]

      Interest on obligations of states and political subdivisions totaled $1,044,935 for 1995 which was $29 thousand or 2.7% below 1994. The average balance of these investments decreased $213 thousand and the average tax equivalent yield declined from 9.20% in 1994 to 9.06% in 1995.

      Total interest income of $12,611,712 was $1.8 million higher than 1994's total of $10,766,011 as a result of the generally increasing balance volumes and higher average yields in loans, taxable investment securities and federal funds sold.

      Interest on deposits totaled $4,522,601 in 1995 as compared to $3,603,025 in 1994. This $920 thousand increase which equaled a 25.5% rise reflected both higher average rates and average balances increased in demand deposit and time deposits.

      Interest expense on other funds purchased was $239,539 or approximately $148 thousand more than 1994. This was the result of higher average balances and higher rates.

      Net interest income before provision for loan losses increased by 11% in 1995 totaling $7,849,572 as compared to $7,071,263 in 1994. The net interest margin which is calculated on a tax equivalent basis increased from 5.24% in 1994 to 5.32% in 1995 reflecting a slightly improved interest margin for the company.

      The bank provides for potential loan losses throughout the year. In both 1995 and 1994 the provision for loan losses was $180,000. As previously mentioned, net charge-off to total loans was a net charge-off of .03% in 1995 and a net recovery of .18% in 1994.

      Net interest income after provision for loan losses was $7,669,572 in 1995 which was $778 thousand or 11.3% above 1994's total.

      Noninterest income totaled $740,236 and $740,183 for 1995 and 1994, respectively. Noninterest income is primarily comprised of checking account fees which were $496 thousand in 1995 as compared to $487 thousand in 1994. Other noninterest income includes safety deposit box rents, net security gains/losses and other miscellaneous fees and collections.

      Noninterest expenses were $5,650,586 for 1995 in comparison to $5,152,378 in 1994. This was a $498 thousand or 9.7% increase over 1994. Generally, there were increases in all categories of noninterest expense which include salaries and employee benefits, data processing fees, net occupancy expenses, State of Ohio franchise tax and miscellaneous other expenses. FDIC premium rates were reduced in 1995 which caused a reduction of premium expense as compared to 1994. The bank has been assigned the lowest premium rate for the first half of 1996 due to its high capitalization level and favorable regulatory evaluations.

      The income tax provision was $590,330 and $460,833 in 1995 and 1994, respectively. The growth in taxable interest income was the main reason for this increase.

      Net income for 1995 set a new record at $2,168,892 or approximately 7.5% higher than 1994's total of $2,018, 235. This equates to net income per share in 1995 of $2.37 as compared to $2.20 per share in 1994. Cash dividends declared during 1995 were approximately $0.90 per share or $.10 per share above 1994's dividend of $0.80 per share. The dividend pay-out percentage for 1995 was 37.9% of net income. After dividends declared, $1.3 million was added to shareholder equity from retained net income. Return on average equity was 9.49% and 9.37% for 1995 and 1994, respectively. Return on average assets was a respectable 1.28% in 1995 and 1.29% in 1994.

                             [photo Ben Franklin]

                                                      SELECTED FINANCIAL DATA


INVESTMENT SECURITIES (MILLIONS OF DOLLARS)

  1995           1994          1993       1992          1991
  ----           ----          ----       ----          ----
  78.7           90.2          80.2       74.9          74.3


LOANS - NET (MILLIONS OF DOLLARS)

  1995           1994          1993       1992          1991
  ----           ----          ----       ----          ----
  73.1           56.2          53.2       54.8          47.1


DEPOSITS (MILLIONS OF DOLLARS)

  1995           1994          1993       1992          1991
  ----           ----          ----       ----          ----
 147.0          145.9         132.4      125.3         118.4



SHAREHOLDERS' EQUITY (MILLIONS OF DOLLARS)

  1995           1994          1993       1992          1991
  ----           ----          ----       ----          ----
  23.4           22.1          20.9       19.6          18.4

NET INCOME (MILLIONS OF DOLLARS)

  1995           1994          1993       1992          1991
  ----           ----          ----       ----          ----
   2.2            2.0           2.0        1.8           1.7


CASH DIVIDENDS PER SHARE*
(DOLLARS)

  1995           1994          1993       1992          1991
  ----           ----          ----       ----          ----
   .90            .80           .75        .69           .65

* Per share data restated for a 5 for 4 stock split on December 15, 1995.


PRICE RANGES OF COMMON STOCK

      The stock prices below reflect inter-dealer bid prices, without adjustments for retail markups, markdowns or commissions and may not represent actual transactions.

                      -------------------------------------------------------------------------------

                            1995                    High               Low           Dividends Per Share
                      First Quarter             $   28.79         $  27.99            $  .176
                      Second Quarter                30.78            28.79               .176
                      Third Quarter                 32.78            30.78               .176
                      Fourth Quarter                35.50            32.78               .370
                      -------------------------------------------------------------------------------


                     ---------------------------------------------------------------------------------

                            1994                    High              Low          Dividends Per Share
                      First Quarter             $   25.60         $   24.96           $  .153
                      Second Quarter                26.23             25.60              .153
                      Third Quarter                 26.23             26.23              .153
                      Fourth Quarter                27.99             26.23              .344
                     ---------------------------------------------------------------------------------

                             Per share information restated for a 5 for 4 stock split on December 15, 1995.


SHAREHOLDER INFORMATION


CORPORATE OFFICE
National Bancshares Corporation
112 West Market Street
P.O. Box 57
Orrville, Ohio 44667
(330)682-1010

STOCK TRADING INFORMATION

        The shares of common stock of National Bancshares Corporation are traded on the local over-the-counter market primarily with brokers in the Corporation's service area.

FORM 10-K

      A copy of the Corporation's 1995 Annual Report on Form 10-K as filed with the SEC will be furnished free of charge to shareholders upon written request to the company.

SHAREHOLDER ASSISTANCE AND TRANSFER AGENT

      Shareholders with questions are invited to write or call the Transfer Agent, KeyCorp Shareholder Services, Inc., P.O. Box 6477, Cleveland, Ohio 44101, 1-800-542-7792 or National Bancshares Corporation, Shareholder Services Department, at (330)682-1030.

DIVIDEND REINVESTMENT PLAN

      This plan makes available an opportunity to increase ownership of National Bancshares Corporation common stock through the automatic reinvestment of all or part of the dividends paid to shareholders without paying brokerage commissions or service charges.

DIVIDEND DIRECT DEPOSIT PLAN

      This plan permits shareholders to electronically deposit cash dividends to their checking or saving accounts. This free service provides a convenient and safe method of receiving dividend payments.

CONSOLIDATED
BALANCE SHEETS
December 31, 1995 and 1994

ASSETS
                                                                                        1995                      1994
Cash and due from banks (Note 2)                                              $       7,946,503     $            8,261,107
Federal funds sold                                                                    9,294,346                 11,885,000
Investment securities - held to maturity (approximate
    market or fair value $77,242,490 and $84,126,129 - Note 3)                       74,770,469                 85,550,038
Investment securities - available for sale (amortized cost
   $3,789,160 and $4,755,846 - Note 3)                                                3,917,235                  4,687,610
Loans, less allowance for loan losses of $1,046,542
   and $890,666 (Note 4)                                                             73,141,286                 56,215,091
Accrued interest receivable                                                           1,637,600                  1,662,369
Premises and equipment - net (Note 6)                                                 2,220,358                  2,378,202
Other assets                                                                          2,216,288                  2,402,567
                                                                              -----------------     ----------------------
TOTAL                                                                        $     175,144,085     $          173,041,984
                                                                              =================     ======================

LIABILITIES AND SHAREHOLDERS' EQUITY

         LIABILITIES:
   Deposits (Note 7)                                                          $     146,996,114        $       145,862,240
   Securities sold under repurchase agreements                                        3,279,655                  3,269,919
   Federal reserve note account                                                         351,110                  1,000,000
   Accrued interest payable                                                             558,289                    374,890
   Dividends payable                                                                    338,790                    314,827
   Other accrued expenses                                                               234,196                    130,859
                                                                              -----------------     ----------------------
       Total liabilities                                                            151,758,154                150,952,735

COMMITMENTS (Note 5)

SHAREHOLDERS' EQUITY (Note 13):
    Common stock - $10 par value; 6,000,000  and
     750,720 shares authorized in 1995 and 1994,
     respectively; 915,651 and 732,156 shares issued
     and outstanding in 1995 and 1994, respectively                                   9,156,510                  7,321,560
    Surplus                                                                           4,689,800                  4,689,800
    Net unrealized appreciation (depreciation) in the fair value
     of securities available for sale                                                    84,529                    (45,036)
    Retained earnings                                                                 9,650,046                 10,122,925
    Less treasury shares                                                               (194,954)
                                                                              -----------------     ----------------------
     Total shareholders' equity                                                      23,385,931                 22,089,249
                                                                              -----------------     ----------------------
     TOTAL                                                                    $     175,144,085     $          173,041,984
                                                                              =================     ======================

See notes to consolidated financial statements.

CONSOLIDATED
STATEMENTS OF INCOME
Years Ended December 31, 1995, 1994 and 1993

                                                                      1995                    1994                  1993
INTEREST INCOME:

   Interest and fees on loans                                $      6,259,570        $      4,737,318            4,593,539
   Interest on federal funds sold                                     541,119                 314,568              297,814
   Interest and dividends on investment securities:
     U.S. government obligations                                    2,578,060               2,522,549            2,744,288
     Obligations of states and political
       subdivisions - nontaxable                                    1,044,935               1,073,839            1,038,187
     Other securities                                               2,188,028               2,117,737            1,958,415
                                                              ------------------------------------------------------------
       Total interest income                                       12,611,712              10,766,011           10,632,243

INTEREST EXPENSE:

   Time deposits, $100,000 and over                                   497,772                 301,414              258,008
   Other deposits                                                   4,024,829               3,301,611            3,426,735
   Short-term borrowings                                              239,539                  91,723               84,668
                                                             -------------------------------------------------------------
       Total interest expense                                       4,762,140               3,694,748            3,769,411
                                                             --------------------------------------------------------------
         Net interest income                                        7,849,572               7,071,263            6,862,832
PROVISION FOR LOAN LOSSES (Note 4)                                    180,000                 180,000              180,000
                                                             -------------------------------------------------------------


Net interest income after provision for loan losses                 7,669,572               6,891,263            6,682,832
NONINTEREST INCOME (Note 10)                                          740,236                 740,183              702,636
NONINTEREST EXPENSE (Note 10)                                       5,650,586               5,152,378            4,924,868
                                                             -------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                          2,759,222               2,479,068            2,460,600
INCOME TAX EXPENSE (Note 9)                                           590,330                 460,833              460,547
                                                             -------------------------------------------------------------
NET INCOME                                                   $      2,168,892        $      2,018,235      $     2,000,053
                                                             =============================================================
WEIGHTED AVERAGE NUMBER OF SHARES
   OUTSTANDING (Restated in 1994 and 1993
   for stock split in 1995)                                           915,651                 915,651              915,651
                                                             =============================================================
EARNINGS PER COMMON SHARE                                                2.37                    2.20                 2.18
                                                             =============================================================

See notes to consolidated financial statements.

CONSOLIDATED
STATEMENTS OF CHANGES
IN SHAREHOLDERS' EQUITY
Years Ended December 31, 1995, 1994 and 1993

                                                                       Net Unrealized
                                                                        Appreciation/
                                     Common Stock                      (Depreciation)                                 Total
                                  --------------------                  in Fair Value   Retained      Treasury     Shareholders'
                                  Shares        Amount       Surplus    of Securities   Earnings       Shares         Equity
Balance, January 1, 1993           468,980   $ 4,689,800   $ 4,689,800                $ 10,181,204                 $ 19,560,804
Net Income                                                                               2,000,053                    2,000,053
Stock Split (5 for 4)              116,996     1,169,960                                (1,169,960)
Cash Distribution in Lieu of
   Shares in Stock Split                                                                    (8,365)                      (8,365)
Cash Dividends Declared,
   $.75 Per Share                                                                         (689,162)                    (689,162)
                                   --------------------------------------------------------------------------------------------
Balance, December 31, 1993         585,976     5,859,760     4,689,800                  10,313,770                   20,863,330
Change in Accounting
   for Investments                                                       $   60,643                                      60,643
Net Income                                                                               2,018,235                    2,018,235
Stock Split (5 for 4)              146,180     1,461,800                                (1,461,800)
Cash Distribution in Lieu
   of Shares in Stock Split                                                                (10,550)                     (10,550)
Cash Dividends Declared,
   $.80 Per Share                                                                         (736,730)                    (736,730)
Net Unrealized Depreciation
   in Fair Value of Securities
   Available for Sale                                                      (105,679)                                   (105,679)
                                   --------------------------------------------------------------------------------------------
Balance, December 31, 1994         732,156     7,321,560     4,689,800      (45,036)    10,122,925                   22,089,249
Net Income                                                                               2,168,892                    2,168,892
Stock Split (5 for 4)              182,873     1,828,730                                (1,828,730)
Cash Distribution in Lieu of
   Shares in Stock Split                                                                   (10,931)                     (10,931)
Cash Dividends Declared,
   $.90 Per Share                                                                         (822,014)                    (822,014)
Shares Issued under Dividend
   Reinvestment Plan, $42 Per Share    622         6,220                                    19,904                       26,124
Purchase of Treasury Shares                                                                         $   (194,954)      (194,954)
Net Unrealized Appreciation
   in Fair Value of Securities
   Available for Sale                                                       129,565                                     129,565
                                   --------------------------------------------------------------------------------------------
Balance, December 31, 1995         915,651    $9,156,510    $4,689,800   $   84,529     $9,650,046  $   (194,954)  $ 23,385,931
                                   ============================================================================================

See notes to consolidated financial statements.

CONSOLIDATED
STATEMENTS OF CASH FLOWS
Years Ended December 31, 1995, 1994 and 1993

                                                                      1995                    1994                 1993
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                   $ 2,168,892             $ 2,018,235          $ 2,000,053
     Adjustments to reconcile net income to net
       cash provided by operating activities:
         Depreciation and amortization                                741,862                 642,522              537,205
         Provision for loan losses                                    180,000                 180,000              180,000
         Net gain on sales of investments                                                     (20,790)             (51,017)
         Changes in operating assets and liabilities                  117,956                  25,805             (230,259)
                                                                  ---------------------------------------------------------
   Net cash provided by operating activities                        3,208,710               2,845,772            2,435,982
CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from maturities of investments                       13,332,981               7,043,000           10,022,000
     Proceeds from sales of investments                                                     2,000,000            3,000,000
     Purchases of investments                                      (2,000,000)            (19,509,397)         (18,549,111)
     Capital expenditures                                            (103,497)               (143,828)            (806,213)
     Net (increase) decrease in loans to customers                (17,106,195)             (3,194,456)           1,385,480
     Net cash and cash equivalents received
       in connection with acquisitions                                                      6,679,846
     Other - net                                                      245,835              (1,289,508)             258,541
                                                                  --------------------------------------------------------
   Net cash used in investing activities                           (5,630,876)             (8,414,343)          (4,689,303)
CASH FLOWS FROM FINANCING ACTIVITIES:
     Net increase (decrease) in demand
       and savings accounts                                        (3,115,852)              4,791,771            6,193,281
     Net increase in time deposits                                  4,249,726               3,298,563              956,606
     Net increase (decrease) in short-term borrowings                (639,154)             (1,661,119)             520,548
     Dividends paid                                                  (808,982)               (737,161)            (669,517)
     Dividends reinvested                                              26,124
     Purchase of treasury shares                                     (194,954)
                                                                  --------------------------------------------------------
   Net cash provided by (used in) financing activities               (483,092)              5,692,054            7,000,918
NET INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                                            (2,905,258)                123,483            4,747,597
CASH AND CASH EQUIVALENTS,
   BEGINNING OF YEAR                                               20,146,107              20,022,624           15,275,027
                                                                  --------------------------------------------------------
CASH AND CASH EQUIVALENTS,
   END OF YEAR                                                    $17,240,849             $20,146,107          $20,022,624
                                                                  ========================================================

See notes to consolidated financial statements.

NOTES
TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 1995, 1994 and 1993


1.) BUSINESS & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      NATURE OF BUSINESS AND CUSTOMER CONCENTRATION - National Bancshares Corporation (the "Corporation") is the bank holding company for First National Bank, Orrville, Ohio (the "Bank"). The Bank offers a full line of services usually found in any commercial bank operation, including checking accounts, savings accounts, certificates of deposit, personal loans, loans to business and industry, installment loans, safety deposit boxes and credit cards. The Bank does not have trust powers and, therefore, does not offer trust services. The Bank operates nine full service offices and one limited service office in a market area comprising most of Wayne County, portions of western Stark County, northeastern Holmes County and southern Medina County.

      The Bank is a member of the Federal Reserve System and its deposits are insured by the Federal Deposit Insurance Corporation. It is subject to supervision, examination and regulation by the Comptroller of the Currency. The Company is also subject to supervision, examination and regulation by the Federal Reserve System. Management is not currently aware of any regulatory recommendation which if were to be implemented would have a material effect on the business.

      CONSOLIDATION - The financial statements include the accounts of National Bancshares Corporation and its wholly-owned subsidiary, First National Bank (the Bank). All intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting policies of the Bank reflect banking industry practices and conform to generally accepted accounting principles.

      USE OF ESTIMATES - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      INVESTMENT SECURITIES - The Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as of January 1, 1994. The Statement requires that securities be classified as held for trading, available-for-sale or held-to-maturity. Securities held for trading are to be carried at estimated fair value with the adjustment, if any, reflected in the statement of income. Securities classified as available-for-sale are also to be carried at estimated fair value; however, the adjustment, if any, would be reflected in shareholders' equity. Securities held-to-maturity are to continue to be carried at amortized cost. At January 1, 1994, the Company classified investment securities as held to maturity having a carrying value of $78,980,325 and a fair value of $82,721,892, and available for sale having amortized cost of $1,195,263 and a fair value of $1,287,147. Accordingly, the $91,884 adjustment to estimated fair value, net of deferred income taxes of $31,241, was recorded as a separate component of shareholders' equity.

      LOANS are stated at the amount of unpaid principal, reduced by unearned income, unamortized discount on purchased loans and an allowance for loan losses. Interest on commercial and real estate mortgage loans is recognized in income on a daily basis based upon the simple interest method and the principal amount outstanding. Generally, interest on consumer installment loans is computed using the simple interest method. Loans cease accruing interest when management determines such interest is uncollectible.

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

      Effective January 1, 1995, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan
- - Income Recognition and Disclosures," which impose certain requirements on the measurement of impaired loans. The Company has previously measured such loans in accordance with the methods prescribed in SFAS No. 114. Consequently, no additional loss provisions were required by the adoption of these statements. SFAS No. 114 also requires that impaired loans for which foreclosure is probable should be accounted for as loans. The amounts of impaired loans, as defined in SFAS No. 114, and impaired loans for which foreclosure is probable are not significant. Thus, neither the initial adoption of SFAS No. 114 and SFAS No. 118, nor the on-going effect of these statements, has had, or is expected to have, a material effect on the financial condition or results of operations of the Corporation.

      The Corporation's policy for recognition of interest on impaired loans including how cash receipts are recorded is essentially unchanged as a result of the adoption of SFAS Nos. 114 and 118. A loan (including a loan impaired under SFAS No. 114) is classified as non-accrual when collectibility is in doubt (this is generally when the borrower is 90 days past due on contractual principal or interest payments). Income is subsequently recognized only to the extent that cash payments are received. Loans are returned to accrual status when, in management's judgment, the borrower has the ability and intent to make periodic principal and interest payments (this generally requires that the loan be brought current in accordance with its original contractual terms).

      PREMISES AND EQUIPMENT are stated at cost, less accumulated depreciation. The provision for depreciation is computed using the straight-line method over the useful lives of the assets, generally ranging from 5 to 40 years.

      INTANGIBLE ASSETS - Core deposit premiums of $352,000 and goodwill of $416,000 which resulted from branch purchases are included in other assets, and are being amortized over the estimated average remaining life of the existing customer base acquired using the level-yield method.

        EARNINGS PER SHARE are calculated based on the weighted average number of shares outstanding during the period. During 1995, the Corporation declared a 5 for 4 stock split, effected in the form of a 25% stock dividend and, accordingly, earnings per share and dividends per share for 1994 and 1993 have been restated to reflect the increased number of shares. Statement of Cash Flows - For purposes of this statement, the Corporation considers all cash and due from banks and federal funds sold to be cash equivalents.

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


2.) CASH

      Regulations of the Federal Reserve require depository institutions to maintain reserves which are not available for investment purposes. Cash reserves of approximately $1,171,000 and $1,209,000 were maintained at December 31, 1995 and 1994, respectively.

3.) INVESTMENT SECURITIES

      The carrying amounts and approximate market or fair values of the investment securities are summarized as follows:

      -----------------------------------------------------------------

                                              December 31, 1995                                     December 31, 1994
                           ------------------------------------------------------------------------------------------------------
                                             Gross      Gross                                   Gross      Gross
                             Amortized    Unrealized  Unrealized    Market or   Amortized    Unrealized  Unrealized   Market or
                               Cost          Gains     Losses      Fair Value      Cost         Gains      Losses     Fair Value
Held to Maturity:
U.S. treasury and agency
   obligations             $26,534,599  $   867,826  $ (34,322)  $27,368,103   $31,459,350  $  235,011  $  (757,104) $30,937,257
Mortgage backed
   securities                4,777,573       72,746    (22,293)    4,828,026     5,360,658      60,665     (283,575)   5,137,748
Obligations of states and
   political subdivisions   16,600,109    1,064,719    (55,047)   17,609,781    17,152,511     435,412     (361,991)  17,225,932
Corporate bonds and notes   26,576,788      670,967    (92,575)   27,155,180    31,296,119     337,922   (1,090,249)  30,543,792
Federal Reserve Bank stock     281,400                               281,400       281,400                               281,400
                           -----------------------------------------------------------------------------------------------------
     Total                 $74,770,469  $  2,676,258 $(204,237)  $77,242,490   $85,550,038  $1,069,010  $(2,492,919) $84,126,129

                           =====================================================================================================
Available for Sale:
U.S. treasury and agency
   obligations             $ 1,985,687  $    46,188              $ 2,031,875   $ 2,948,458  $      903  $      (611) $ 2,948,750
Obligations of states and
   political  subdivisions     497,782       73,518                  571,300       497,728      48,322                   546,050
Corporate bonds and notes    1,305,691       21,169  $ (12,800)    1,314,060     1,309,660       4,882     (121,732)   1,192,810
                           -----------------------------------------------------------------------------------------------------
     Total                 $ 3,789,160  $   140,875  $ (12,800)  $ 3,917,235   $ 4,755,846  $   54,107  $  (122,343) $ 4,687,610
                           =====================================================================================================

                                       15

     The amortized cost and market or fair value at December 31, 1995, by contractual maturity, is as follows:

                                 Amortized         Market or
                                   Cost           Fair Value
HELD TO MATURITY:
Due in one year or less       $   13,425,867   $   13,711,399
Due after one year
   through five years             37,845,159       38,907,662
Due after five years
   through ten years              21,274,115       22,321,524
Due after ten years                2,225,328        2,301,905
                              -------------------------------
                              $   74,770,469      $77,242,490
                              ===============================

                                 Amortized         Market or
                                   Cost           Fair Value
AVAILABLE FOR SALE:
Due in one year or less       $      996,220      $ 1,012,188
Due after one year
   through five years              2,295,158        2,333,747
Due after five years
   through ten years
Due after ten years                  497,782          571,300
                              -------------------------------
                              $    3,789,160      $ 3,917,235
                              ===============================


        Investment securities having a carrying amount and a market or fair value of approximately $23,603,046 and $22,892,178, respectively, at December 31, 1995 were pledged to secure deposits of public funds and for other purposes required or permitted by law.


4.) LOANS

      The composition of the loan portfolio is as follows:

                                         December 31,
                                    1995              1994
Collateralized by real estate:
   Commercial                  $  22,233,532    $  20,026,651
   Residential mortgages          22,377,936       19,022,536
   Home equity                     1,216,177        1,103,677
   Construction                    1,242,566          388,543
                               ------------------------------
                                  47,070,211       40,541,407

   Consumer                       14,460,752        7,253,952
   Commercial                     10,627,112        7,250,601
   Credit cards - unsecured          837,132          812,737
   Other                           1,728,407        1,965,743
                               ------------------------------
                                  74,723,614       57,824,440
   Unearned income                  (218,646)        (256,092)
   Unamortized discount
     on purchased loans             (317,140)        (462,591)
                               ------------------------------
                                  74,187,828       57,105,757
     Allowance for loan losses    (1,046,542)        (890,666)
                               ------------------------------
                                 $73,141,286    $  56,215,091
                               ==============================




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

        As discussed in Note 1 to the financial statements, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." See Note 1 for additional information regarding this adoption.

        A loan is considered to be impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Bank performs a review of all significant commercial loans to determine if the impairment criteria have been met. If the impairment criteria has been met, a reserve is calculated according to the provisions of SFAS No. 114. For loans which are individually not significant and represent a homogeneous population, the Bank evaluates impairment based on the level and extent of delinquencies in the portfolio and the Bank's prior charge-off experience with those delinquencies. The Bank charges principal off at the earlier of (1) when a total loss of principal has been deemed to have occurred or (2) when collection efforts have ceased.

        Impaired loans and related allowances are summarized below:

                                           December 31,
                                       1995           1994
Gross impaired loans which
   have allowances                  $  56,124      $   62,548
Less: Related allowances
   for loan losses                    (14,200)        (25,000)
                                    -------------------------
Net impaired loans with
   related allowances                  41,924          37,548
Impaired loans with no
   related allowances                                  31,419
                                    -------------------------
Total                               $  41,924      $   68,967
                                    =========================



        The average recorded investment in impaired loans during 1995, 1994 and 1993 was $63,099, $184,142 and $313,176, respectively. Interest income recognized on impaired loans during 1995, 1994 and 1993 was $16,786, $3,093 and $13,028, respectively.

        Activity within the allowance for loan losses is as follows:

                              Years Ended December 31,
                            1995         1994         1993
Balance, beginning
   of year              $   890,666  $   605,792  $   750,134
Provision for
   loan losses              180,000      180,000      180,000
Recoveries                   16,533      154,279       20,058
Chargeoffs                  (40,657)     (49,405)    (344,400)
                        -------------------------------------
Balance, end of year    $ 1,046,542  $   890,666  $   605,792
                        =====================================


5.) COMMITMENTS
      In the normal course of business, the Bank makes various commitments to fund loans that are not presented in the accompanying financial statements. At December 31, 1995, the commitments include the following:

Unused lines of credit:
   Commercial                                  $   13,554,508
   Home equity                                      1,190,572
   Credit cards - unsecured                         3,005,303
                                               --------------
                                                   17,750,383
Real estate construction loans                        480,643
Letters of credit                                   2,854,308
                                               --------------
                                               $   21,085,334
                                               ==============

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


6.) PREMISES & EQUIPMENT
      A summary of premises and equipment is as follows:

                                           December 31,
                                      1995            1994
Land                             $    287,592    $    287,592
Buildings and improvements          2,934,275       2,919,002
Furniture and fixtures              2,216,929       2,138,596
                                 ----------------------------
                                    5,438,796       5,345,190
Less accumulated
   depreciation                     3,218,438       2,966,988
                                 ----------------------------
                                 $  2,220,358    $  2,378,202
                                 ============================

      Depreciation expense recognized as noninterest expense in 1995, 1994 and 1993 was $261,241, $262,431 and $240,515, respectively.


7.) DEPOSITS
      A summary of deposits is as follows:

                                       December 31,
                                   1995             1994
Demand, noninterest
   bearing                   $   25,013,014   $    24,036,115
Demand, interest
   bearing (NOW)                 33,353,418        33,430,545
Savings                          39,852,700        43,868,323
Time, $100,000 and
   over                          10,952,444        12,652,502
Time, other                      37,824,538        31,874,755
                             --------------------------------
                             $  146,996,114   $   145,862,240
                             ================================

     A summary of the maturities of time deposits of $100,000 or more is as follows:

                                   1995             1994
Three months or less        $     9,629,509   $    11,323,000
Over 3 months through
   6 months                         416,409
Over 6 months through
   12 months                        100,000           733,494
Over 12 months                      806,526           596,008
                            ---------------------------------
                            $    10,952,444   $    12,652,502
                            =================================


8.) BENEFIT PLANS

      The Bank has a defined benefit pension plan which covers substantially all employees. The plan benefit formulas generally base payments to retired employees upon their length of service and a percentage of qualifying compensation during their final years of employment. The Bank's funding policy is to contribute annually an amount necessary to satisfy ERISA funding standards. Plan assets are held by Principal Mutual Life Insurance Company and are in an unallocated insurance contract.

      In January 1995, the Board of Directors approved the termination of the Bank's defined benefit pension plan effective March 31, 1995. The Bank submitted its termination request to the Department of Labor (DOL) in 1995. Regulatory approval and termination of the plan is expected to occur during 1996. The Bank does not expect the settlement of benefits under this plan to have a significant impact on its financial condition or results of operations.

     Net pension expense included the following components:

                                     Years Ended December 31,
                                   1995       1994       1993
Service cost - benefits
   earned during the period     $   47,937  $ 85,837  $  73,875
Interest cost on projected
   benefit obligation              112,318   108,004    105,496
Actual return on
   plan assets                    (218,541)   68,282   (168,591)
Net amortization
   and deferral:
     Amortization of
       unrecognized net
       asset existing at
       January 1, 1989              (1,827)   (1,827)    (1,827)
     Amortization of
       unrecognized prior
       service cost                  2,522     5,057      5,057
     Amortization of
       unrecognized net loss         3,289
     Asset gain (loss) deferred    215,444  (196,994)    46,000
                                -------------------------------
Net pension expense             $  161,142  $ 68,359  $  60,010
                                ===============================



     The following table sets forth the plan's funded status:

                                           December 31,
                                       1995           1994
Plan assets at fair market value   $ 1,846,697   $  1,717,045
Projected benefit obligation         1,510,570      1,802,232
                                   --------------------------
Plan assets in excess (less than)
   projected benefit obligation        336,127        (85,187)
Unrecognized net (gain) loss          (266,376)       273,709
Unrecognized prior service cost                        44,198
Unrecognized net asset being
   amortized over 13 years from
   January 1, 1989                     (10,838)       (12,665)
                                   --------------------------
Prepaid pension cost included
   in other assets                 $    58,913   $    220,055
                                   ==========================


      The accumulated benefit obligation at December 31, 1995 and 1994 was $1,510,570 and $1,368,812, respectively, which includes vested benefits of $1,484,290 and $1,344,441 on the respective dates.

      Assumptions used in computing pension expense were as follows:

                                     Years Ended December 31,
                                      1995     1994     1993
Weighted average discount rate         7.0%     7.0%     7.0%
Rates of increased future
   compensation levels                 N/A      5.4%     5.5%
Expected long-term rate of
   return on assets                    7.5%     7.5%     7.5%

      The Bank implemented a 401(k) plan effective January 1, 1995 which covers substantially all employees. The plan allows employees to contribute up to 15% of their pay with the Bank matching 50% of contributions up to 6% of an employee's pay. Discretionary contributions may also be made to the plan. Total matching and discretionary contributions made by the Bank during 1995 amounted to $74,986.

      The Bank has an Employee Stock Purchase Incentive Plan for full-time Bank employees. Under the Plan each employee will be entitled to receive a cash payment from the Bank equal to 20% of the purchase price of Corporation common stock acquired by the employee on the open market up to a maximum of 100 shares per calendar year.

      The Bank has implemented a director retirement benefit and death benefit plan for the benefit of all members of the Board of Directors of the Bank. The plan is called the Director Defined Benefit Plan and is designed to provide an annual retirement benefit, to be paid to each director upon retirement from the board. The retirement benefit provided to each director is an annual benefit equal to $1,000 for each year of service on the board from and after August 24, 1994. In addition, each director shall have the option of deferring any portion or all of his or her director's fees to a maximum of $1,000 per month until retirement. Pension expense recognized in 1995 for this plan was $27,001.


9.) INCOME TAXES

      The Corporation adopted SFAS No. 109, "Accounting for Income Taxes", effective January 1, 1993. This statement supersedes Accounting Principles Board Opinion No. 11 which had been followed by the Corporation. The effect on net income for the year ended December 31, 1993 of adopting SFAS No. 109 was not significant.

      Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes, and (b) tax credit carryforwards. Significant components of the Corporation's deferred tax assets and liabilities were as follows:

                                            December 31,
                                         1995          1994
Deferred tax liabilities:
   Accretion income                  $  117,757   $   105,561
   Pension                               20,031        74,818
   Depreciation                          60,991        59,915
   Mark-to-market accounting             43,546
                                     ------------------------
                                        242,325       240,294
Deferred tax assets:
   Bad debts                            160,037       107,039
   Deferred loan fees                    54,324        54,962
   Core deposit premium
     amortization                        48,144        42,734
   Mark-to-market accounting                           23,200
   Other                                                2,429
                                     ------------------------
                                        262,505       230,364
                                     ------------------------
Net deferred tax
   liability (asset)                 $  (20,180)  $     9,930
                                     ========================




     The components of income tax expense is as follows:

                                Years Ended December 31,
                            1995         1994         1993
Currently payable       $  687,186   $  479,048   $   414,547
Deferred                   (96,856)     (18,215)       46,000
                        -------------------------------------
                        $  590,330   $  460,833   $   460,547
                        =====================================

      The following is a reconciliation of income tax at the federal statutory rate to the effective rate of tax on the financial statements:

                             Years Ended December 31,
                        1995           1994             1993
                   Rate   Amount   Rate  Amount   Rate  Amount
Tax at federal
  statutory rate   34%  $ 938,135   34% $842,883   34%  $836,604
Tax-exempt
   interest       (13)   (350,363) (14) (365,270) (14)  (345,740)
Unrecognized/
   (recognized)
   capital losses          (2,428)  (1)  (16,780)  (1)   (31,140)
Other                       4,986                            823
                  ----------------------------------------------
Income tax
   expense         21%  $ 590,330   19% $460,833   19%  $460,547
                  ==============================================

         The Corporation has unused capital loss carry-forwards of approximately $12,789 at December 31, 1995, which can be used to offset future capital gains.


10.) NONINTEREST INCOME
& EXPENSE
      Noninterest income consists of the following:

                                 Years Ended December 31,
                               1995        1994        1993
Checking account fees     $  495,558   $  487,097  $  484,659
Other                        244,678      253,086     217,977
                          -----------------------------------
                          $  740,236   $  740,183  $  702,636
                          ===================================

      Noninterest expense consists of the following:

                               Years Ended December 31,
                            1995         1994         1993
Salaries and employee
   benefits             $ 2,678,307  $ 2,296,701  $2,229,393
Data processing fees        703,645      659,311     646,239
Net occupancy expenses      416,409      389,490     368,899
Franchise taxes             309,000      300,660     279,732
FDIC premiums               160,588      291,065     274,717
Other                     1,382,637    1,215,151   1,125,888
                        ------------------------------------
                        $ 5,650,586  $ 5,152,378  $4,924,868
                        ====================================


11.) SUPPLEMENTAL
DISCLOSURES OF
CASH FLOW INFORMATION

                                    1995         1994         1993
Cash paid during the year for:
     Interest                   $ 4,578,741  $ 3,628,171  $3,830,278
     Income taxes                   563,254      432,514     628,518



      On December 16, 1994, the Bank acquired a branch office in Seville, Ohio and the related assets and deposit accounts from Bank One, Akron, N.A. The transaction has been accounted for as a purchase of assets.
      The assets acquired and the liabilities assumed are summarized below at estimated fair values:


Assets:
   Cash                                         $  6,679,846
   Premises and equipment                             43,128
   Cost in excess of fair value of net
     assets acquired                                 759,338
   Other assets                                       10,407
                                                ------------
                                                $  7,492,719
                                                ------------
Liabilities:
   Demand and savings deposits                  $  3,934,758
   Time deposits                                   1,391,052
   Securities sold under repurchase
     agreements                                    2,166,034
   Other liabilities                                     875
                                                ------------
                                                $  7,492,719
                                                ============

12.) RELATED PARTY
TRANSACTIONS
      Certain directors and officers of the Corporation, their families and certain entities in which they have an ownership interest, were customers of the Bank in 1995, 1994 and 1993. Any transactions with such parties, including loans and commitments, were in the ordinary course of business at normal terms, including interest rates and collateralization, prevailing at the time and did not represent more than normal risks. At December 31, 1995 and 1994, such loans amounted to $4,802,000 and $3,315,000, respectively. New loans to related parties totaled $2,874,000, $820,000 and $1,802,000 for 1995, 1994 and 1993,
respectively, and repayments aggregated $1,387,000, $902,000 and $2,922,000 for the respective years. At December 31, 1995 unused commitments to related parties totaled $4,981,000.


13.) REGULATORY MATTERS
      Federal regulations require banks to maintain minimum ratios of Tier 1 capital and total capital to risk-weighted assets of 4.00% and 8.00%, respectively. In addition, banks must maintain a minimum leverage ratio of Tier 1 capital to total assets of 3.00% for the strongest banks and not less than 4.00% to 5.00% for other banks. Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by banking regulators that could have a direct material effect on the Bank's financial statements. The regulations also require the regulators to make qualitative judgments that could result in higher minimum capital requirements for certain institutions. At December 31, 1995, the Bank's ratios of Tier 1 capital and total capital to risk-weighted assets were 19.74% and 20.67%, respectively. At December 31, 1995 the Bank's leverage ratio was 12.77%.

     In 1995, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, and the Federal Reserve Board issued a final rule that amends risk-based capital standards to explicitly identify interest-rate risk as a qualitative factor to be considered in assessing the bank's overall capital adequacy, but did not prescribe a specific capital charge. In addition, the agencies issued a joint policy statement which addresses how interest-rate risk exposure will be assessed for supervisory/regulatory purposes. The agencies view this final rule as the first in a two-step process. The second step will be to establish an explicit minimum capital charge based upon the measured interest rate risk exposure of a given bank. The impact of this new rule and policy statement is not expected to have a significant impact on the financial condition or results of operations of the Bank.
      The Bank is subject to certain dividend restrictions set forth by the OCC. Under such restrictions, the Bank may not, without the prior approval of the OCC, declare dividends in excess of the sum of current year earnings (as defined) plus the retained earnings (as defined) from the prior two years. The dividends, as of December 31, 1995, that the Bank could declare without the approval of the OCC, amounted to $5,674,608.


14.) FAIR VALUE OF FINANCIAL INSTRUMENTS
      The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. In addition, SFAS No. 107 excludes all non-financial instruments from disclosure requirements; therefore, the aggregate fair value amounts presented do not represent, and should not be construed to represent, the full underlying value of the Corporation.
      The following table presents the estimates of fair value of financial instruments:

                      December 31, 1995          December 31, 1994
                Carrying             Fair   Carrying               Fair
                 Amount             Value   Amount                Value
Assets:
  Cash and cash
   equivalents $17,240,849    $17,240,849     $20,146,107     $20,146,107
  Investment
   securities   78,687,704     81,159,725      90,237,648      88,813,739
  Loans         73,141,286     75,621,887      56,215,091      55,624,207
Liabilities:
  Demand
   deposits     98,219,132     98,219,132     101,334,983     101,334,983
  Time deposits 48,776,982     48,849,267      44,527,257      44,123,979
  Short-term
   borrowings    3,630,765      3,630,765       4,269,919       4,269,919

      Cash and cash equivalents - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.
      Investment securities - Fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.
      Loans - For variable rate loans that reprice based on the prime rate, fair values are based on carrying values. The fair values of other loans are estimated using discounted cash flow analyses and employ interest rates currently being offered for loans with similar terms. The fair value of loans is reduced by an estimate of losses inherent in the loan portfolio.
      Demand deposits and time deposits - The fair value of demand deposits, which includes passbook accounts, money market accounts, and NOW accounts, is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.
      Short-term borrowings - The fair value of short-term borrowings, including securities sold under repurchase agreements and the federal reserve note account, is estimated using rates currently available to the Bank for debt with similar terms and remaining maturities. The carrying amount is a reasonable estimate of fair value.
      Off-Balance Sheet Financial Instruments - The fair value of the off-balance sheet financial instruments, including commitments to originate loans and standby letters of credit, is considered to be equivalent to the value of the current fees charged to enter into the commitments. These fees are not significant at December 31, 1995 and 1994.

15.) PARENT ONLY
FINANCIAL STATEMENTS

      Balance sheets as of December 31, 1995 and 1994 and statements of income and cash flows for the three years in the period ended December 31, 1995 for National Bancshares Corporation (parent only) are as follows:

                                         December 31,
                                    1995              1994
BALANCE SHEETS
Assets:
   Cash                       $     398,901     $     646,148
   Dividend receivable              337,666           314,217
   Investment in Bank            22,988,154        21,443,711
                              -------------------------------
                              $  23,724,721     $  22,404,076
                              ===============================

Liability:
   Dividends payable          $     338,790     $     314,827
   Shareholders' Equity          23,385,931        22,089,249
                              -------------------------------
                              $  22,724,721     $  22,404,076
                              ===============================


                                       Years Ended December 31
                                   1995          1994          1993
STATEMENTS OF INCOME
Income:
   Dividends                   $  816,025    $  736,299   $   656,571
Expenses:
   Misc. expense                   62,011        18,006         6,432
Undistributed equity in
   net income of Bank           1,414,878     1,299,942     1,349,914
                               --------------------------------------
Net income                     $2,168,892    $2,018,235   $ 2,000,053
                               ======================================


STATEMENTS OF CASH FLOWS
Cash Flows from
   Operating Activities:
   Net income                  $2,168,892    $2,018,235   $ 2,000,053
    Adjustments to reconcile
     net income to net cash
     provided by operating
     activities:
   Undistributed earnings
     of Bank                   (1,414,878)   (1,299,942)   (1,349,914)
   Change in dividends
     receivable                   (23,449)       (9,380)      (28,139)
   Change in prepaid
     expenses                                       207          (207)
                               --------------------------------------
     Net cash provided by
       operating activities       730,565       709,120       621,793
Cash Flows from
   Financing Activities:
   Dividends paid                (808,982)     (737,161)     (669,517)
   Dividends reinvested            26,124
   Purchase of treasury
     shares                      (194,954)
                               --------------------------------------
Net cash used by
   financing activities          (977,812)     (737,161)     (669,517)
                               --------------------------------------
Net Decrease
   in Cash                       (247,247)      (28,041)      (47,724)
Cash, Beginning of Year           646,148       674,189       721,913
                               --------------------------------------
Cash, End of Year              $  398,901    $  646,148   $   674,189
                               ======================================


DELOITTE & TOUCHE LLP

INDEPENDENT
AUDITORS' REPORT

To the Board of Directors and Shareholders
National Bancshares Corporation
Orrville, Ohio

      We have audited the accompanying consolidated balance sheets of National Bancshares Corporation and Subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, such financial statements present fairly, in all material respects, the financial position of National Bancshares Corporation and Subsidiary at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
Cleveland, Ohio
January 26, 1996

ANALYSIS OF
NET INTEREST EARNINGS

      Rate spread and effective rate differential (on a tax equivalent basis). The following table presents an analysis of net interest earning assets and interest bearing liabilities.

                                       1995                             1994                             1993
                              Daily                            Daily                            Daily
                             Average               Average    Average             Average      Average             Average
(Dollars in Thousands)       Balance   Interest     Rate      Balance   Interest   Rate        Balance   Interest   Rate
ASSETS
Interest earning assets:
   Investment securities:
     Taxable               $   66,356  $    4,766   7.18%   $   65,500  $  4,640    7.08%    $   61,445  $   4,703   7.65%
     Nontaxable (tax
       equivalent basis)*      17,480       1,583   9.06%       17,693     1,627    9.20%        16,784      1,573   9.37%
Federal funds sold              9,221         541   5.87%        7,147       315    4.41%         9,837        298   3.03%
Net loans (including
   nonaccrual loans)           64,662       6,260   9.68%       55,091     4,737    8.60%        52,152      4,594   8.81%
                           ----------------------------------------------------------------------------------------------
Total interest
   earning assets             157,719      13,150   8.34%      145,431    11,319    7.78%       140,218     11,168   7.96%
                           ----------------------------------------------------------------------------------------------
All other assets               12,092                           10,466                            9,875
                           ----------------------------------------------------------------------------------------------
Total Assets               $  169,811                       $  155,897                       $  150,093
                           ==============================================================================================

LIABILITIES & SHAREHOLDERS' EQUITY
Interest bearing liabilities
   Deposits:
     Interest bearing
       checking            $   31,942  $      896   2.81%   $   29,524  $    749    2.54%    $   28,251  $     744   2.63%
     Savings                   40,841       1,213   2.97%       43,347     1,286    2.97%        39,858      1,305   3.27%
     Time, $100,000
       and over                 9,430         498   5.28%        7,256       301    4.15%         7,371        258   3.50%
     Time, other               35,976       1,916   5.33%       30,326     1,267    4.18%        32,049      1,377   4.30%
   Other funds purchased        4,687         239   5.10%        2,445        92    3.76%         2,891         85   2.94%
                           ----------------------------------------------------------------------------------------------
Total interest
   bearing liabilities        122,876       4,762   3.88%      112,898     3,695    3.27%       110,420      3,769   3.41%
                           ----------------------------------------------------------------------------------------------
Demand deposits                23,233                           20,804                           18,705
Other liabilities                 850                              650                              761
Shareholders' equity           22,852                           21,545                           20,207
                           ----------------------------------------------------------------------------------------------
Total Liabilities and
   Shareholders' Equity    $  169,811                       $  155,897                       $  150,093
                           ==============================================================================================
Net interest income
   (tax equivalent basis)*               $  8,388                       $  7,624                           $ 7,399
                           ----------------------------------------------------------------------------------------------
Net interest spread                                 4.46%                           4.51%                            4.55%
                           ----------------------------------------------------------------------------------------------
Net yield on total
   earning assets*                                  5.32%                           5.24%                            5.28%
                           ----------------------------------------------------------------------------------------------


*Tax equivalence based on highest statutory tax rate of 34%.

                                       22

HISTORICAL FINANCIAL SUMMARY
FINANCIAL POSITION

(Year End Balances)                      1995               1994              1993            1992                1991
Total Assets                       $  175,144,085   $   173,041,984    $   157,825,715   $  149,027,311   $    142,050,986
Cash and Due from Banks                 7,946,503         8,261,107          8,242,624        7,895,027          6,667,115
Investment Securities                  78,687,704        90,237,648         80,175,588       74,894,150         74,278,941
Loans-Net                              73,141,286        56,215,091         53,200,635       54,766,115         47,080,705
Deposits                              146,996,114       145,862,240        132,446,096      125,296,209        118,394,001
Shareholders' Equity                   23,385,931        22,089,249         20,863,330       19,560,804         18,365,897
Book Value Per Share(1)            $        25.54   $         24.12    $         22.79   $        21.36   $          20.06
                                   ---------------------------------------------------------------------------------------

SUMMARY OF OPERATIONS
Total Interest Income              $   12,611,712   $    10,766,011        $10,632,243    $  11,122,984        $11,626,717
Total Interest Expense                  4,762,140         3,694,748          3,769,411        4,661,276          5,768,868
                                   ---------------------------------------------------------------------------------------
Net Interest Income                     7,849,572         7,071,263          6,862,832        6,461,708          5,857,849
Provision for Loan Losses                 180,000           180,000            180,000          120,000             65,000
                                   ---------------------------------------------------------------------------------------
Net Interest Income After
   Provision for Loan Losses            7,669,572         6,891,263          6,682,832        6,341,708          5,792,849
Total Noninterest Income                  740,236           740,183            702,636          618,304            669,843
Total Noninterest Expense               5,650,586         5,152,378          4,924,868        4,655,878          4,344,468
                                   ---------------------------------------------------------------------------------------
Income Before Income Taxes              2,759,222         2,479,068          2,460,600        2,304,134          2,118,224
Income Taxes Expense                      590,330           460,833            460,547          480,794            421,252
                                   ---------------------------------------------------------------------------------------
Net Income                         $    2,168,892   $     2,018,235    $     2,000,053   $    1,823,340   $      1,696,972
                                   =======================================================================================
Net Income Per Share(1)            $         2.37   $          2.20    $          2.18   $         1.99   $           1.85
Cash Dividends                     $      822,014   $       736,730    $       689,162   $      628,433   $        590,915
Cash Dividends Per Share(1)        $         0.90   $          0.80    $          0.75   $         0.69   $           0.65
Dividend Payout Percentage                  37.90%            36.50%             34.46%           34.47%            34.82%
Weighted Average Number
   of Shares Outstanding(1)               915,651           915,651            915,651          915,651            915,651
Return on Average Assets                     1.28%             1.29%              1.33%            1.27%              1.26%
Return on Average Equity                     9.49%             9.37%              9.88%            9.57%              9.52%
Average Equity to
   Total Assets                             13.46%            13.82%             13.46%           13.15%             13.20%
Risk-Based Capital
   Percentage                               20.67%            20.45%             22.40%           22.53%             22.26%
Full Time Equivalent Staff                     94                92                 92               90                 90
Average Total Assets to
   Full Time Equivalent Staff      $    1,806,496   $     1,694,535    $     1,631,416   $    1,599,362   $      1,494,536
                                   =======================================================================================

(1) All share and per share data is restated for a 5 for 4 stock split on December 15, 1995.

                                  DIRECTORS

CHARLES J. DOLEZAL
Chairman, President,
Chief Executive Officer

SARA BALZARINI
Vice President of Finance
Contours, Inc.

JAMES L. GERBER
Retired

RAY D. GILL
President
ORRCO Incorporated

JOHN W. KROPF
Attorney Kropf, Wagner, &
Hohenberger

STEVE SCHMID
President
Smith Dairy Products, Inc.

PAUL H. SMUCKER
Chairman of the
Executive Committee
J.M. Smucker Company

JOHN E. SPRUNGER
President
Kidron Auction, Inc.

JAMES F. WOOLLEY
Chief Executive Officer
R.W.Screw Products, Inc.



ROBERT F. GUMZ
Director Emeritus

FRANK J.SEIFRIED
Director Emeritus

                                   OFFICERS

NATIONAL BANCSHARES CORPORATION
Charles J. Dolezal                      Michael D. Hofstetter
President                               Senior V.P.,
                                        Secretary/Treasurer

      -----------------------------------------------------------------

FIRST NATIONAL BANK

Charles J. Dolezal
President

Michael D. Hofstetter
Senior V.P. & Controller

Kenneth R. VanSickle
V.P., Senior Loan Officer

Robert Woodruff
V.P. & Cashier

Harold Berkey
V.P. of Customer Services

Ron Armentrout
Asst. V.P., Security Officer,
Compliance Officer

Jackie Samsa
Asst. V.P., Manager of Human
Resources

Scott Holmes
Asst. V.P., Manager of Loan
Department

Jim Huntsberger
Auditor

Carolyn Forrer
Administrative Officer,
Manager Main Office Lobby

Angela Smith
Assistant Controller

Rob Hunter
Loan Officer

Dean Karhan
Loan Officer

Sara Martin
Loan Officer

Jan Zacharias
Operations Officer

BRANCH ADMINISTRATION

James Kuschmeader
Asst. V.P., Manager
Dalton Office

Rita Tyrrell
Administrative Officer
Dalton Office

Ruth Harding
Administrative Officer,
Manager West High Office

Valerie Stein
Asst. V.P., Manager
Kidron Office

Karen Hicks
Asst. V.P., Manager
Smithville Office

David Chapman
Asst. V.P., Manager
Mt. Eaton Office

Betty Wyant
Asst. V.P., Manager
Midway Office

Larry Kytta
Asst. V.P., Manager
Lodi Office

David Beard
Asst. V.P., Manager
Seville Office



                                       24


This annual report was printed entirely on recycled paper, using environmentally safe inks.

[LOGO]     NATIONAL
           BANCSHARES
           CORPORATION

           112 West Market Street
           Orrville, Ohio  44667

           330/682-1010