Form 10-K405, Exhibit 13
period 1996-12-31
NATIONAL BANCSHARES CORP /OH/
filed 1997-03-21
CIK 790362

                                                                Exhibit 13


                                    National
                        [LOGO]     Bancshares
                                  Corporation
                               1996 Annual Report


                                   ==========
                                   MILESTONES
                                   ==========

FINANCIAL HIGHLIGHTS

FINANCIAL POSITION
                                                                                                Percentage
(Year End Balances)                               1996                        1995                Change
Total Assets                                $    180,631,014          $    175,144,085             3.13%
Deposits                                         149,824,321               146,996,114             1.92%
Loans-Net                                         78,149,995                73,141,286             6.85%
Investment Securities                             76,719,305                78,406,304            -2.15%
Shareholders' Equity                              24,804,248                23,385,931             6.06%
--------------------------------------------------------------------------------------------------------

SUMMARY OF OPERATIONS
Net Interest Income                                7,870,342                 7,849,572              .26%
Net Income                                         2,236,452                 2,168,892             3.11%
                                            ------------------------------------------------------------
Regular Cash Dividends                               900,103                   822,014             9.50%
Net Income Per Share*                                   1.96                      1.90             3.11%
Cash Dividends Per Share*                               0.79                      0.72             9.50%
Book Value Per Share*                       $          21.72          $          20.48             6.06%
                                            ------------------------------------------------------------

* Per share restated for a 5 for 4 stock split on November 15, 1996


NATIONAL BANCSHARES CORPORATION

      National Bancshares Corporation is a one-bank holding company with assets totaling over $180 million. First National Bank, its subsidiary, is headquartered in Orrville, Ohio. Serving most of Wayne County, portions of western Stark County, northeastern Holmes County and southern Medina County through its ten banking offices, First National Bank offers a variety of personal and commercial deposit and lending services.

                                   MILESTONES
================================================================================

               A review of fiscal year 1996 shows that we have not
                only reached the ten year anniversary of National
                 Bancshares Corporation, but we have also passed
                      several other significant milestones.
                As you consider the extraordinary history that is
                     somewhat unique to National Bancshares
                    Corporation, you will see the milestones
                  we have passed to get us where we are today.
             Customers, both personal and commercial, know they can
              depend on First National Bank for checking, savings,
                   certificates of deposits, cash management,
           and a wide variety of credit services. With each milestone reached, we remember that our most important goal
                      is responsiveness to community need,
                 and we will remain focused on these challenges
                        and opportunities in the future.

                                   =========
                                   MILESTONE      [LOGO]
                                   =========

National Bancshares Corporation celebrates a decade of progress since its inception as a one-bank holding company in 1986.


                                    [PHOTO]

DEAR SHAREHOLDERS

      Fiscal year 1996 was a milestone year for National Bancshares Corporation and First National Bank. This past year, income, total assets and cash dividends reached an all-time high. In addition to fiscal achievements, anniversaries, awards and new ventures made 1996 a year to remember.

      Income before income taxes this past year reached an all-time high in 1996, increasing by over $100 thousand or 3.8% above the previous year. This increase was realized by increased net interest income and noninterest income, coupled with a decrease in noninterest expense. With the increased income coming entirely from taxable income sources, income taxes increased by approximately $38 thousand. This left income after taxes up by slightly over $67 thousand, or 3.1% over 1995.

      Another milestone was reached with total assets hitting an all-time high in 1996 exceeding $180 million. This was an increase of approximately $5.5 million or 3.1% over year end 1995. Net loans increased $5 million, or 6.8% over that of December 31, 1995, reaching a new high of over $78.1 million. Total deposits also reached a high of almost $150 million, increasing $2.8 million, or 1.9% over year end 1995.

      Cash dividends declared during 1996 amounted to $900,103, or 79 cents per share. This increase was yet another milestone having increased by 9.5% over the total declared cash dividends of 1995. This continues the consecutive annual increase in cash dividends we have accomplished for more than 25 years. We are hopeful that we may continue this tradition for many more years to come.

      On November 15, 1996, we completed a 5 for 4 stock split, payable in the form of a 25% stock dividend. This was the fourth 25% stock dividend paid during the past four years. The market value of our stock continues to grow with the market makers list price at $35 per share at year end. This translates to an increase of over 23% during the past year after restatement of the December 31, 1995 bid price for the 1996 stock split. When coupled with cash dividends declared, the total return during the past year was in excess of 26% when compared to the restated bid price at year end 1995.

      We achieved numerous other milestones during this past year. 1996 marked the 10-year anniversary of National Bancshares Corporation, and the 115-year anniversary for First National Bank. We also continued to receive special recognition for superb safety and soundness from the independent bank analysis companies of Sheshunoff Information Services, Inc., Bauer Financial Reports, Inc. and Veribanc, Inc. We have been awarded Veribanc's top Blue Ribbon Bank award for financial safety and soundness each quarter consecutively for the past 15 years. We are one of only 15 banks in the nation, two in the State of Ohio, and the only bank in northern Ohio, to have achieved this designation. We strive diligently to keep our organization a high-quality, financially-sound company.

      This past year was a very busy year within our organization. We undertook a total upgrade of computer hardware and software throughout the organization. Outdated IBM 286 computers were upgraded with Compaq Pentium models. New loan and deposit documentation software, along with updated word processing and various other programs were installed at the time of the upgrade. When the new computer installation was completed, an upgrade of all Customer Service Representative terminals was initiated. These new terminals will deliver greater operational capabilities in servicing our customers, as well as increased management information.

     During the fourth quarter of 1996, we introduced a new automated telephone loan application and approval service. This loan-by-phone service, called "TeleLoan," enables customers to apply for a home equity loan, auto loan, home improvement loan or any other personal loan by simply calling 1-800-731-2117 on any touch-tone telephone. This service is available 24 hours a day, seven days a week.

     Customers can now access information about First National Bank and our products and services via the Internet. Our Web site can be found at http://www.fnborrville.com. This site allows our customers and potential customers an opportunity to electronically access information about First National Bank's products and services.

     December 31, 1996 marked the retirement of Paul Smucker from our board of directors. Paul has served as a member of the board of National Bancshares Corporation and First National Bank for the past 41 consecutive years. The dedication and guidance he has provided over these many years has been invaluable. We thank him for his years of devoted service and wish him all the best. In recognition for his extensive term of service, Paul has been appointed as Director Emeritus of National Bancshares Corporation and First National Bank.

     Al Yeagley, Plant Manager of the Orrville plant for The J. M. Smucker Company, has been appointed by the board of directors to fill the unexpired term on the holding company and bank boards which has been created by Paul's retirement. A graduate of Mount Union College, Al has been with The J. M. Smucker Company for the past 23 years. We look forward to Al's participation and guidance as a member of the board.

     Overall, 1996 was a busy and productive year. Looking ahead, this next year appears to be a year of continuing challenges. The economy continues to make solid advances but in a moderate fashion. Congressional committees in Washington, DC are entertaining new banking legislation that, if passed in current form, would radically change our industry. New opportunities would be available to commercial banks, but at the same time would likely heighten competition in our industry. It will be interesting to see how this piece of possible legislation will unfold. We look forward to meeting these challenges that 1997 may hold.



/s/ Charles J. Dolezal
----------------------------
Charles J. Dolezal
President and Chairman


                                    [PHOTO]
                                 =============
                                   MILESTONE
                                 =============

First National Bank, founded in 1881, has maintained a proud and active part of the communities we serve. With a 115-year history of dedication to serve our neighbors, we are an eager participant in their futures.

                                   =========
                                   MILESTONE
                                   =========

Veribanc, one of the most prestigious bank rating companies, awards First National Bank their "Blue Ribbon Bank" rating for 57 consecutive quarters. Across the nation, First National is one of only 15 banks to earn this distinction, and the only bank in northern Ohio.

FINANCIAL REVIEW

      National Bancshares Corporation experienced continued success by setting new records in 1996. Total assets grew approximately $5.5 million ending 1996 at $180,631,014. This represents a 3.1% increase over the previous year. Average assets also experienced growth in 1996, increasing to approximately $172 million from $169.8 million in 1995, or an increase of $2.2 million. Net income in 1996 totaled $2,236,452 exceeding 1995 net income by approximately 3.1%.

      Cash and due from banks amounted to $8,194,813 and $7,946,503 at December 31, 1996 and 1995, respectively. This was an increase of $248 thousand, or 3.1%. Cash reserves are maintained at appropriate levels in order to meet customer needs and provide stability to the local economy with consideration given to security. Excess cash is prudently invested in order to maximize a safe and profitable return on assets. A significant portion of this account represents the normal processing of outgoing cash letters.

      Total investment securities decreased approximately $1.7 million ending 1996 at $76,719,305 compared to $78,406,304 at the end of 1995. The average balance of taxable investment securities declined from $66.4 million in 1995 to $58.1 million in 1996, while average nontaxable investment securities declined approximately $456 thousand in 1996 from 1995. The market or fair value of the total portfolio was $78,133,247 and $80,878,325 as of December 31, 1996 and 1995, respectively.

     U.S. treasury and agency obligations increased approximately $4.4 million or 15.3% with balances of $32,936,205 on December 31, 1996 compared to $28,566,474 on December 31, 1995. The net market appreciation of this category was approximately $367 thousand as of December 31, 1996.

     Mortgage backed securities were $4,167,210 and $4,777,573 on December 31, 1996 and 1995, respectively. This was a decline of $610 thousand or 12.8%. The net market appreciation of these securities was $30 thousand on December 31, 1996.

     Obligations of states and political sub-divisions ended 1996 at $16,922,788, which was 1.5% below the $17,171,409 balance on December 31, 1995.
The net market appreciation was approximately $916 thousand as of December 31, 1996. The change in the federal tax laws in 1986 has generally reduced the supply of bank qualified tax free security issues. However, to assist in local development, the bank actively purchases bonds issued by local municipalities, school systems and other public entities when opportunities present themselves.

     Other securities ended 1996 at $22,693,102, which was 18.6% lower than the December 31, 1995 balance of $27,890,848. This group of securities is primarily comprised of high quality corporate bonds and notes. The net market appreciation was approximately $148 thousand as of December 31, 1996.

     Federal bank stock was $546,600 on December 31, 1996 as compared to $281,400 on December 31, 1995. The increase was a result of stock purchased for membership

---------------------
INVESTMENT SECURITIES
(Millions of Dollars)
---------------------
 96      76.7
 95      78.4
 94      90.0
 93      79.9
 92      74.6

in the Federal Home Loan Bank of Cincinnati. This new membership should provide specialized funding avenues in meeting our customers' borrowing needs.

      Federal funds sold amounted to $10,800,000 and $9,294,346 as of December 31, 1996 and 1995, respectively. Average balances decreased during the year with 1996 averaging $9 million compared to

---------------------
LOANS - NET
(Millions of Dollars)
---------------------
96              78.1
95              73.1
94              56.2
93              53.2
92              54.8


$9.2 million during 1995. Federal funds sold, overnight investments with our correspondent banks, are a significant investment tool that is used to maximize the earning assets of the bank.

     Total net loans increased by approximately $5 million, or 6.8% during 1996. Net loan balances were $78,149,995 and $73,141,286 on December 31, 1996 and 1995, respectively. Average net loans posted an increase of $11.3 million with a yearly average of $75.9 million for 1996.

     Loans collateralized by real estate totaled $54,742,656 on December 31, 1996, as compared to $47,070,211 as of December 31, 1995. All real estate categories posted increases in 1996. There was a $3.3 million increase in commercial real estate loans, $3.8 million increase in residential mortgages, home equity loans increased $342 thousand and construction loans were higher by $220 thousand.

     Consumer loans totaling $10,923,506 on December 31, 1996 were 24.5% below the 1995 ending total of $14,460,752. This decrease was primarily the result of the sale of the Bank's student loan portfolio and the highly competitive automobile financing market during 1996. Commercial loans were $11,544,601 and $10,627,112 as of December 31, 1996 and 1995, respectively. Credit card loans increased slightly during the year with balances of $839,890 on December 31, 1996. Other loans were up a modest $7 thousand during 1996 ending the year at $1,735,601.

     The allowance for loan losses was $1,150,917 and $1,046,542 as of December 31, 1996 and 1995, respectively. The allowance for loan losses to total loans percentages were 1.45% and 1.41% and net charge-off to total loans percentages were .10% and .03% for 1996 and 1995, respectively. As with any charge-off, the bank continues to attempt recovery where feasible. Management reviews the allowance for loan losses on a regular basis to determine the adequacy of the reserve.

      In the normal course of business, the bank makes commitments to lend money to various customers. These commitments, totaling approximately $20.8 million as of December 31, 1996, are to businesses and individuals for general credit, real estate construction and letters of credit.

     Accrued interest receivable ended 1996 at $1,580,820, a 3.5% decrease from December 31, 1995. Accrued interest receivable represents interest income earned on investment securities and loans, but not yet received.

     Premises and equipment totaled $2,517,654 on December 31, 1996 as compared to $2,220,358 on December 31, 1995. Increases in 1996 were primarily in the area of upgrades to computer equipment

                                   =========
                                   MILESTONE
                                   =========

First National Bank took advantage of advancements in business technology. TeleLoan, a loan application by phone service, was introduced to make First National available to borrowers 24-hours a day, seven days a week.

                           [LOGO - TELELOAN] [PHOTO]
5

                                   =========
                                   MILESTONE
                                   =========

First National merged onto the information superhighway with a Web site on the Internet. The potential and capabilities for expansion are numerous. First National will be working toward additional electronic services, to complement our existing one-on-one personal service contact with our customers.


employed to improve customer service. Improvements and repairs to bank buildings and equipment are performed as needed to keep them in good working order in an effort to provide convenient and pleasant banking offices to meet our customers' needs.

      Other assets totaled $2,121,827 and $2,216,288 as of December 31, 1996 and 1995, respectively. These assets mainly include intangible assets and prepaid expenses.

      Total deposits posted a $2.8 million or 1.9% increase ending 1996 at $149,824,321, as compared to $146,996,114 on December 31, 1995. Average deposits increased from $141.4 million in 1995 to $144.2 million in 1996.

      Demand deposits, which represent non-interest bearing checking accounts, ended 1996 at $25,210,638, which was a growth of 0.8% over the December 31, 1995 balance of $25,013,014. The average demand accounts for 1996 were $22.6 million as compared to $23.2 million in 1995.

      Interest bearing checking accounts finished 1996 at $30,684,119 in comparison to $33,353,418 a year earlier. This was a decrease of $2.7 million, or 8.0%. Average balances declined by $1.1 million from $31.9 million in 1995 to $30.8 million in 1996. Interest bearing checking accounts include our Negotiable Order of Withdrawal accounts and Money Market Deposit Accounts.

      Savings accounts totaled $42,822,921 on December 31, 1996, approximately $3 million higher than the end of the previous year. Average savings accounts increased from $40.8 million during 1995 to approximately $41.2 million in 1996. First National offers both passbook and statement savings accounts.

      Time deposits of less than $100,000 amounted to $39,536,658 and $37,824,538 as of December 31, 1996 and 1995, respectively. This $1.7 million growth corresponds to a 4.5% increase. Average time balances increased approximately $3.6 million giving 1996 an average time deposit balance of $39.6 million as compared to approximately $36 million in 1995.

      Time deposits of $100,000 and over increased from $10,952,444 on December 31, 1995 to $11,569,985 on December 31, 1996. Average time deposits of $100,000 and over increased by $508 thousand over 1995 giving 1996 an average of $9.9 million.

     Securities sold under agreements to repurchase were $4,034,780 on December 31, 1996 in comparison to $3,279,655 at the end of 1995, or approximately $755 thousand higher. The federal reserve note account balance was $875,656 and $351,110 as of December 31, 1996 and 1995, respectively. The note account is determined by the cash needs of the federal government. The average of other funds purchased decreased in 1996 to $2.6 million down from $4.7 million during 1995.

---------------------
DEPOSITS
(Millions of Dollars)
---------------------
 96         149.8
 95         147.0
 94         145.9
 93         132.4
 92         125.3

      Other liabilities, which include accrued interest payable, dividends declared not yet payable and other accrued expenses, decreased in 1996 with balances of $1,092,009 and $1,131,275 as of December 31, 1996 and 1995,
respectively.

      Shareholders' equity exceeded $24 million during 1996 with an ending balance of

$24,804,248 on December 31, 1996. This is an increase of $1.4 million or 6.1% above the 1995 ending balance of $23,385,931. This growth translates to $1.24 per share raising the book value per share to $21.72 on December 31, 1996, as compared to $20.48 on December 31, 1995. Under the federal risk based capital regulations, the Bank's total

----------------------
SHAREHOLDERS' EQUITY
(Millions of Dollars)
----------------------
  96          24.8
  95          23.4
  94          22.1
  93          20.9
  92          19.6

capital to risk based assets of 22.30% on December 31, 1996 was more than twice the 8% minimum required. The Bank remains in a very favorable position when compared to its peer group in the area of capitalization.

     In summary, the corporation continued to experience balance sheet growth highlighted by increases of approximately 7% in loans, 2% in deposits and 6% in share-holders' equity.

LIQUIDITY

      Liquidity is the consideration of the corporation's ability to meet its necessary outgoing cash flow needs. Cash equivalents for the cash flow statement of $19 million is composed of $8.2 million in cash and due from banks and $10.8 million in federal funds sold. Management considers the corporation to be in a good liquidity position with the ability to meet the demands of its customers and the local economy.

RESULTS OF OPERATIONS

      Net income set a new record high of $2,236,452 in 1996, or approximately 3.1% over 1995 net income of $2,168,892. The primary source of income continues to be interest on loans and other investments with additional revenues generated from fees on non-interest related services.

      Interest and fees on loans of $7,196,393 for 1996 was above 1995 by 15%, or approximately $937 thousand. This improvement was primarily due to an increase in average loan volume. Average interest yields on loans were 9.48% and 9.68% for 1996 and 1995, respectively.

      Interest on federal funds sold was $479,248 and $541,119 for 1996 and 1995, respectively. This decrease of $62 thousand was the result of lower average interest yields and lower volume of average funds sold.

     Interest on taxable investment securities decreased by approximately $726 thousand ending 1996 at $4,040,191. This 15.2% decrease in interest income was due to decreases in both the average interest rates and the average investment balances.

      Interest on obligations of states and political subdivisions totaled $1,014,707 for 1996, which was $30 thousand or 2.9% below 1995. The average balance of these investments decreased $456 thousand and the average tax equivalent yield declined slightly from 9.06% in 1995 to 9.03% in 1996.

      Total interest income of $12,730,539 was $119 thousand higher than 1995's total of $12,611,712 as a result of the generally increasing loan balance volumes.

      Interest on deposits totaled $4,734,194 in 1996 as compared to $4,522,601 in 1995. This $212 thousand increase, which equaled a 4.7% rise, reflected both higher average rates and higher average balances in savings deposits and time deposits.

      Interest expense on other funds pur-


                                   =========
                                   MILESTONE
                                   =========

Sheshunoff Information Services, Inc., a nationally recognized bank analysis firm, has awarded First National Bank an A+ Rating. In addition, Bauer Financial Reports, Inc. identifies First National as one of the most creditworthy banks in the country with their 5 Star Rating.

                                   =========
                                   MILESTONE
                                   =========

First National Bank achieves over 25 years of consecutive cash dividend increases with $6.6 million paid over the past 10 years.



chased was $126,003 or approximately $114 thousand less than 1995. This was the result of lower average balances and lower rates.

      Net interest income before provision for loan losses increased by 0.3% in 1996 totaling $7,870,342 as compared to $7,849,572


----------------------
NET INCOME
(Thousands of Dollars)
----------------------
96         2,236
95         2,169
94         2,018
93         2,000
92         1,823



in 1995. The net interest margin, which is calculated on a tax equivalent basis, decreased from 5.32% in 1995 to 5.24% in 1996 reflecting a slightly narrowing interest margin for the company.

      The bank provides for potential loan losses throughout the year. In both 1996 and 1995 the provision for loan losses was $180,000. As previously mentioned, net charge-off to total loans was a net charge-off of .10% in 1996 and .03% in 1995.

     Net interest income after provision for loan losses was $7,690,342 in 1996, $21 thousand or 0.3% above 1995's total.

      Noninterest income totaled $795,444 and $740,236 for 1996 and 1995, respectively. Noninterest income is primarily comprised of checking account fees, which were $515 thousand in 1996 as compared to $496 thousand in 1995. Other noninterest income includes safety deposit box rents, net security gains/losses and other miscellaneous fees and collections.

      Noninterest expenses were $5,620,865 for 1996 in comparison to $5,650,586 in 1995. This represents a $30 thousand or 0.5% reduction below 1995. Increases in salaries and employee benefits, data processing fees, net occupancy expenses and State of Ohio franchise tax were more than offset by a decrease in FDIC premium rates which translated into a substantial reduction in premium expense. The Bank has been assigned the lowest premium rate for the first half of 1997 due to its high capitalization level and favorable regulatory evaluations.

      The income tax provision amounted to $628,469 and $590,330 in 1996 and 1995, respectively. This increase resulted from higher earnings and lower tax exempt interest.

      Net income for 1996 set a new record at $2,236,452, or approximately 3.1% higher than 1995's total of $2,168,892. This equates to net income per share in 1996 of $1.96 as compared to $1.90 per share in 1995. Cash dividends declared during 1996 were approximately $0.79 per share, or $.07 per share above 1995's dividend of $0.72 per share.


------------------------
CASH DIVIDENDS PER SHARE
(Dollars)
------------------------
96            $ .79
95            $ .72
94            $ .65
93            $ .60
92            $ .55



The dividend pay-out percentage for 1996 was 40.3% of net income. Return on average equity was 9.24% and 9.49% for 1996 and 1995, respectively. Return on average assets was a respectable 1.30% in 1996 and 1.28% in 1995.

PRICE RANGES OF COMMON STOCK

      The stock prices below reflect inter-dealer bid prices, without adjustments for retail markups, markdowns or commissions and may not represent actual transactions.


        -------------------------------------------------------------------------------

             1996                     High             Low          Dividends Per Share
        First Quarter             $   29.61         $  28.41            $  .160
        Second Quarter                31.21            29.61               .160
        Third Quarter                 32.81            31.21               .160
        Fourth Quarter                35.00            32.81               .310
        -------------------------------------------------------------------------------
             1995                      High            Low          Dividends Per Share
        First Quarter             $   23.03         $  22.39            $  .141
        Second Quarter                24.62            23.03               .141
        Third Quarter                 26.22            24.62               .141
        Fourth Quarter                28.41            26.22               .296
        -------------------------------------------------------------------------------
          Per share information restated for a 5 for 4 stock split on November 15, 1996.



                                   =========
                                   MILESTONE
                                   =========

National Bancshares Corporation declares a 5 for 4 stock split, paid in the form of a 25% stock dividend, in each of the past four years. In addition, National Bancshares Corporation's stock has realized an average annualized compounded return of 21.7% over the past five years.

SHAREHOLDER INFORMATION

CORPORATE OFFICE
National Bancshares Corporation
112 West Market Street
P.O. Box 57
Orrville, Ohio 44667
(330)682-1010

STOCK TRADING INFORMATION

     The shares of common stock of National Bancshares Corporation are traded on the local over-the-counter market primarily with brokers in the Corporation's service area.

FORM 10-K

     A copy of the Corporation's 1996 Annual Report on Form 10-K as filed with the SEC will be furnished free of charge to shareholders upon written request to the company.

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


CONSOLIDATED
BALANCE SHEETS

December 31, 1996 and 1995

ASSETS
                                                                             1996             1995
Cash and due from banks (Note 2)                                       $   8,194,813    $   7,946,503
Federal funds sold                                                        10,800,000        9,294,346
Investment securities - available for sale (amortized cost
 $6,465,603 and $3,789,160 - Note 3)                                       6,513,258        3,917,235
Investment securities - held to maturity (approximate
 market or fair value $71,619,989 and $76,961,090 - Note 3)               70,206,047       74,489,069
Federal bank stock                                                           546,600          281,400
Loans, less allowance for loan losses of $1,150,917
 and $1,046,542 (Note 4)                                                  78,149,995       73,141,286
Accrued interest receivable                                                1,580,820        1,637,600
Premises and equipment - net (Note 6)                                      2,517,654        2,220,358
Other assets                                                               2,121,827        2,216,288
                                                                       ------------------------------
TOTAL                                                                  $ 180,631,014    $ 175,144,085
                                                                       ==============================
LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
   Deposits (Note 7)                                                   $ 149,824,321    $ 146,996,114
   Securities sold under repurchase agreements (Note 7)                    4,034,780        3,279,655
   Federal reserve note account                                              875,656          351,110
   Accrued interest payable                                                  549,430          558,289
   Dividends payable                                                         354,703          338,790
   Other accrued expenses                                                    187,876          234,196
                                                                       ------------------------------
       Total liabilities                                                 155,826,766      151,758,154

COMMITMENTS (Note 5)

SHAREHOLDERS' EQUITY (Note 13):
  Common stock - $10 par value; 6,000,000 shares
     authorized in 1996 and 1995, 1,144,202 and 915,651
     shares issued in 1996 and 1995, respectively                         11,442,020        9,156,510
  Surplus                                                                  4,689,800        4,689,800
  Net unrealized appreciation in the fair value
   of securities available for sale (net of tax expense)                      31,451           84,529
  Retained earnings                                                        8,700,927        9,650,046
  Less 2,105 and 5,476 treasury shares - at cost                             (59,950)        (194,954)
                                                                       ------------------------------
     Total shareholders' equity                                           24,804,248       23,385,931
                                                                       ------------------------------
     TOTAL                                                             $ 180,631,014    $ 175,144,085
                                                                       ==============================


See notes to consolidated financial statements.

CONSOLIDATED
STATEMENTS OF INCOME

Years Ended December 31, 1996, 1995 and 1994
                                                                          1996                    1995                 1994
INTEREST INCOME:

   Interest and fees on loans                                          $ 7,196,393         $ 6,259,570         $ 4,737,318

   Interest on federal funds sold                                          479,248             541,119             314,568

   Interest and dividends on investment securities:

     U.S. government obligations                                         2,293,405          2,578,060            2,522,549

     Obligations of states and political
       subdivisions - nontaxable                                         1,014,707           1,044,935           1,073,839

     Other securities                                                    1,746,786           2,188,028           2,117,737
                                                                       ---------------------------------------------------
       Total interest income                                            12,730,539          12,611,712          10,766,011


INTEREST EXPENSE:

   Time deposits, $100,000 and over                                        569,498             497,772             301,414

   Other deposits                                                        4,164,696           4,024,829           3,301,611

   Short-term borrowings                                                   126,003             239,539              91,723
                                                                       ---------------------------------------------------
       Total interest expense                                            4,860,197           4,762,140           3,694,748
                                                                       ---------------------------------------------------
         Net interest income                                             7,870,342           7,849,572           7,071,263

PROVISION FOR LOAN LOSSES (Note 4)                                         180,000             180,000             180,000
                                                                       ---------------------------------------------------

NET INTEREST INCOME AFTER PROVISION
 FOR LOAN LOSSES                                                         7,690,342           7,669,572           6,891,263

NONINTEREST INCOME (Note 10)                                               795,444             740,236             740,183

NONINTEREST EXPENSE (Note 10)                                            5,620,865           5,650,586           5,152,378
                                                                       ---------------------------------------------------
INCOME BEFORE INCOME TAXES                                               2,864,921           2,759,222           2,479,068

INCOME TAX EXPENSE (Note 9)                                                628,469             590,330             460,833
                                                                       ---------------------------------------------------
NET INCOME                                                             $ 2,236,452         $ 2,168,892         $ 2,018,235
                                                                       ===================================================
WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING (Restated in 1995 and 1994
 for stock split in 1996)                                                1,140,353           1,140,353           1,140,353
                                                                       ===================================================

EARNINGS PER COMMON SHARE                                              $      1.96         $      1.90         $      1.77
                                                                       ===================================================

See notes to consolidated financial statements.





Consolidated
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended December 31, 1996, 1995 and 1994
                                                                       Net Unrealized
                                                                        Appreciation/
                                    Common Stock                       (Depreciation)                                 Total
                                ---------------------                   in Fair Value   Retained      Treasury     Shareholders'
                                  Shares        Amount       Surplus    of Securities   Earnings       Shares         Equity
                                -------------------------------------------------------------------------------------------

Balance, January 1, 1994           585,976   $ 5,859,760   $ 4,689,800                $ 10,313,770                 $ 20,863,330
Net Income                                                                               2,018,235                    2,018,235
Stock Split (5 for 4)              146,180     1,461,800                                (1,461,800)
Cash Distribution in Lieu of
  Shares in Stock Split                                                                   (10,550)                      (10,550)
Cash Dividends Declared,
  $.65 Per Share(1)                                                                      (736,730)                     (736,730)
Net Unrealized Depreciation
  in Fair Value of Securities
  Available for Sale                                                    $  (45,036)                                     (45,036)
                                  ---------------------------------------------------------------------------------------------
Balance, December 31, 1994         732,156     7,321,560     4,689,800     (45,036)     10,122,925                   22,089,249
Net Income                                                                               2,168,892                    2,168,892#
Stock Split (5 for 4)              182,873     1,828,730                                (1,828,730)
Cash Distribution in Lieu of
 Shares in Stock Split                                                                     (10,931)                     (10,931)
Cash Dividends Declared,
 $.72 Per Share(1)                                                                        (822,014)                    (822,014)
Shares Issued Under Dividend
 Reinvestment Plan                     622         6,220                                    19,904                       26,124
Purchase of Treasury Shares                                                                         $   (194,954)      (194,954)
Net Unrealized Appreciation
 in Fair Value of Securities
 Available for Sale                                                        129,565                                      129,565
                                  ---------------------------------------------------------------------------------------------
Balance, December 31, 1995         915,651     9,156,510     4,689,800      84,529       9,650,046      (194,954)    23,385,931
Net Income                                                                               2,236,452                    2,236,452
Stock Split (5 for 4)              228,551     2,285,510                                (2,285,510)
Cash Distribution in Lieu
 of Shares in Stock Split                                                                  (12,299)                     (12,299)
Cash Dividends Declared,
 $.79 Per Share(1)                                                                        (900,103)                    (900,103)
Shares Issued under Dividend
 Reinvestment Plan                                                                          12,341       135,004        147,345
Net Unrealized Appreciation
 in Fair Value of Securities
 Available for Sale                                                         (53,078)                                    (53,078)
                                 ----------------------------------------------------------------------------------------------
Balance, December 31, 1996       1,144,202   $11,442,020   $ 4,689,800   $   31,451   $  8,700,927  $    (59,950)  $ 24,804,248
===============================================================================================================================
(1) Restated for stock split in 1996.

See notes to consolidated financial statements.


CONSOLIDATED
STATEMENTS OF CASH FLOWS

Years Ended December 31, 1996, 1995 and 1994
                                                                                   1996               1995                  1994
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                              $  2,236,452         $  2,168,892         $  2,018,235
     Adjustments to reconcile net income to net
       cash provided by operating activities:
         Depreciation and amortization                                            723,906              741,862              642,522
         Provision for loan losses                                                180,000              180,000              180,000
         Net gain on sales of investments                                         (21,097)                                  (20,790)
         Changes in operating assets and liabilities                               10,719              117,956               25,805
                                                                             -------------------------------------------------------
   Net cash provided by operating activities                                    3,129,980            3,208,710            2,845,772

CASH FLOWS FROM INVESTING ACTIVITIES:

     Proceeds from maturities of investments                                   15,616,574           13,332,981            7,043,000
     Proceeds from sales of available
       for sale investments                                                     1,000,000                                 2,000,000
     Purchases of investments                                                 (15,600,000)          (2,000,000)         (19,509,397)
     Capital expenditures                                                        (575,847)            (103,497)            (143,828)
     Net increase in loans to customers                                        (5,188,709)         (17,106,195)          (3,194,456)
     Net cash and cash equivalents received
       in connection with acquisitions                                                                                   6,679,846#
     Other - net                                                                   13,232              245,835           (1,289,508)
                                                                             -------------------------------------------------------
   Net cash used in investing activities                                       (4,734,750)          (5,630,876)          (8,414,343)

CASH FLOWS FROM FINANCING ACTIVITIES:

     Net increase (decrease) in demand
       and savings accounts                                                       498,546           (3,115,852)           4,791,771
     Net increase in time deposits                                              2,329,661            4,249,726            3,298,563
     Net increase (decrease) in short-term borrowings                           1,279,671             (639,154)          (1,661,119)
     Dividends paid                                                              (896,489)            (808,982)            (737,161)
     Dividends reinvested                                                         147,345               26,124
     Purchase of treasury shares                                                                      (194,954)
                                                                             -----------------------------------------------------
   Net cash provided by (used in) financing activities                          3,358,734             (483,092)           5,692,054
                                                                             -----------------------------------------------------
NET INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                                                         1,753,964           (2,905,258)             123,483

CASH AND CASH EQUIVALENTS,
   BEGINNING OF YEAR                                                           17,240,849           20,146,107           20,022,624
                                                                             -----------------------------------------------------
CASH AND CASH EQUIVALENTS,
   END OF YEAR                                                               $ 18,994,813         $ 17,240,849         $ 20,146,107
                                                                             ======================================================


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 1996, 1995 and 1994

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
        NATURE OF BUSINESS AND CUSTOMER CONCENTRATION - National Bancshares Corporation (the "Corporation") is the bank holding company for First National Bank, Orrville, Ohio (the "Bank"). The Bank offers a full line of services usually found in any commercial bank operation, including checking accounts, savings accounts, certificates of deposit, personal loans, loans to business and industry, installment loans, safety deposit boxes and credit cards. The
Bank does not have trust powers and, therefore, does not offer trust services. The Bank operates nine full service offices and one limited service office in a market area comprising most of Wayne County, portions of western Stark County, northeastern Holmes County and southern Medina County.
      The Bank is a member of the Federal Reserve System and its deposits are insured by the Federal Deposit Insurance Corporation. It is subject to supervision, examination and regulation by the Comptroller of the Currency. The Company is also subject to supervision, examination and regulation by the Federal Reserve System. Management is not currently aware of any regulatory recommendation which if implemented would have a material effect on the business.
      CONSOLIDATION - The financial statements include the accounts of National Bancshares Corporation and its wholly-owned subsidiary, First National Bank (the "Bank"). All intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting policies of the Bank reflect banking industry practices and conform to generally accepted accounting principles.
      USE OF ESTIMATES - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      INVESTMENT SECURITIES - Investment securities are classified as held for trading, available-for-sale or held-to-maturity. Securities held for trading are carried at estimated fair value with the adjustment to fair value, if any, reflected in the statement of income. Securities classified as available-for-sale are carried at estimated fair value; however, the adjustment, if any, would be reflected in shareholders' equity. Securities held-to-maturity are carried at amortized cost.
      LOANS - Loans are stated at the amount of unpaid principal, reduced by unearned income, unamortized discount on purchased loans and an allowance for loan losses. Interest on commercial and real estate mortgage loans is recognized in income on a daily basis based upon the simple interest method and the principal amount outstanding. Generally, interest on consumer installment loans is computed using the simple interest method. Loans cease accruing interest when management determines such interest is uncollectible.
      ALLOWANCE FOR LOAN LOSSES - The provision for loan losses is based upon the Bank's past loan loss experience, current delinquencies, nature of the loan, general economic conditions and trends, and an evaluation of the potential losses in the current loan portfolio and is stated in accordance with generally accepted accounting principles. In management's opinion the allowance for loan losses is adequate. However, changes in this estimate and evaluation might be required depending on changing economic conditions and the economic prospects of borrowers.
      The Corporation adopted SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure, effective January 1, 1995. This statement requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rates or the fair value of the underlying collateral. The statement also specifies alternative methods for recognizing interest income on loans that are impaired or for which there are credit concerns. A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due in accordance with contractual terms of the loan agreement. The Bank performs a review of all significant commercial loans to determine if the impairment criteria has been met. If the impairment criteria has been met, a reserve is calculated according to the provisions of SFAS No. 114. For loans which are individually not significant and represent a homogeneous population, the Bank evaluates impairment based on the level and extent of delinquencies in the portfolio and the Bank's prior charge-off experience with those delinquencies. The Bank charges principal off at the earlier of (1) when a total loss of principal has been deemed to have occurred or (2) when collection efforts have ceased. The adoption of these statements did not have a material impact on the Corporation's 1995 consolidated financial statements.

     A loan (including a loan impaired under SFAS No. 114) is classified as non-accrual when collectibility is in doubt (this is generally when the borrower is 90 days past due on contractual principal or interest payments). Income is subsequently recognized only to the extent that cash payments are received. Loans are returned to accrual status when, in management's judgment, the borrower has the ability and intent to make periodic principal and interest payments (this generally requires that the loan be brought current in accordance with its original contractual terms).
     PREMISES AND EQUIPMENT are stated at cost, less accumulated depreciation. The provision for depreciation is computed using the straight-line method over the useful lives of the assets, generally ranging from 5 to 40 years.
     INTANGIBLE ASSETS - Core deposit premiums of $269,047 and goodwill of $384,250 which resulted from branch purchases are included in other assets, and are being amortized over the estimated average remaining life of the existing customer base acquired using the level-yield method.
     EARNINGS PER SHARE are calculated based on the weighted average number of shares outstanding during the period. During 1996, the Corporation declared a 5 for 4 stock split, effected in the form of a 25% stock dividend and, accordingly, earnings per share and dividends per share for 1995 and 1994 have been restated to reflect the increased number of shares.
     STATEMENT OF CASH FLOWS - For purposes of this statement, the Corporation considers all cash and due from banks and federal funds sold to be cash equivalents.
      LOAN FEES - Loan origination fees received for loans, net of direct origination costs, are deferred and amortized to interest income over the contractual life of the loan using the level yield method. Fees received for loan commitments that are expected, based on the Bank's experience with similar commitments, to be drawn are deferred and amortized over the life of the loan using the level yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis. Amortization of net deferred loan fees is discontinued on non-performing loans.
     RECLASSIFICATIONS - Certain prior period amounts have been reclassified to conform with current presentation.

2. CASH
     Regulations of the Federal Reserve require depository institutions to maintain reserves which are not available for investment purposes. Cash reserves of approximately $1,160,000 and $1,171,000 were maintained at December 31, 1996 and 1995, respectively.

          ===========================================================

3. INVESTMENT SECURITIES
     The carrying amounts and approximate market or fair values of the investment securities are summarized as follows:

                                          December 31, 1996                                   December 31, 1995
                         --------------------------------------------------------------------------------------------------------
                                          Gross        Gross                                   Gross        Gross
                         Amortized      Unrealized   Unrealized     Market or   Amortized    Unrealized   Unrealized    Market or
                           Cost           Gains        Losses      Fair Value      Cost        Gains        Losses     Fair Value
                         --------------------------------------------------------------------------------------------------------
AVAILABLE FOR SALE:
U.S. treasury and agency
  obligations            $ 4,030,048    $ 18,702                   $ 4,048,750  $ 1,985,687   $ 46,188                $ 2,031,875
Obligations of states and
  political subdivisions     497,840      62,160                       560,000      497,782     73,518                    571,300

Corporate bonds and notes  1,937,715       6,965     $ (40,172)      1,904,508    1,305,691     21,169   $ (12,800)     1,314,060
                         --------------------------------------------------------------------------------------------------------
     Total               $ 6,465,603    $ 87,827     $ (40,172)    $ 6,513,258  $ 3,789,160  $ 140,875   $ (12,800)   $ 3,917,235
                         ==========================================================================================================


Held to Maturity:
#U.S. treasury and agency
   obligations           $ 28,887,455   $  398,750   $ (50,195)    $29,236,010  $26,534,599  $  867,826  $ (34,322)   $27,368,103
Mortgage backed
   securities               4,167,210       61,933     (31,812)      4,197,331    4,777,573      72,746    (22,293)     4,828,026
Obligations of states and
   political subdivisions  16,362,788      874,238     (20,664)     17,216,362   16,600,109   1,064,719    (55,047)    17,609,781

Corporate bonds and notes  20,788,594      321,471    (139,779)     20,970,286   26,576,788     670,967    (92,575)    27,155,180
                         ----------------------------------------------------------------------------------------------------------
     Total                $70,206,047  $ 1,656,392   $(242,450)    $71,619,989  $74,489,069  $2,676,258  $(204,237)   $76,961,090
                         ==========================================================================================================

     The amortized cost and market or fair value at December 31, 1996, by contractual maturity, is as follows:

                                 Amortized         Market or
                                   Cost           Fair Value
AVAILABLE FOR SALE:
Due in one year or less     $    1,301,408    $    1,307,635
Due after one year
   through five years              997,383           982,170
Due after five years
   through ten years             3,668,973         3,663,453
Due after ten years                497,839           560,000
                            --------------------------------
                            $    6,465,603    $    6,513,258
                            ================================

                                 Amortized         Market or
                                   Cost           Fair Value
HELD TO MATURITY:
Due in one year or less     $    9,277,025    $   11,987,028
Due after one year
   through five years           36,171,385        35,558,573
Due after five years
   through ten years            23,276,672        22,661,062
Due after ten years              1,480,965         1,413,326
                            --------------------------------
                            $   70,206,047    $   71,619,989
                            ================================

     For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.
     Investment securities having a carrying amount and a market or fair value of approximately $21,365,025 and $21,663,696, respectively, at December 31, 1996 were pledged to secure deposits of public funds and for other purposes required or permitted by law.


4. LOANS
      The composition of the loan portfolio is as follows:

                                         December 31,
                                    1996              1995
Collateralized by real estate:
   Commercial                  $  25,514,488    $  22,233,532
   Residential mortgages          26,207,601       22,377,936
   Home equity                     1,557,997        1,216,177
   Construction                    1,462,570        1,242,566
                               ------------------------------
                                  54,742,656       47,070,211

   Consumer                       10,923,506       14,460,752
   Commercial                     11,544,601       10,627,112
   Credit cards - unsecured          839,890          837,132
   Other                           1,735,601        1,728,407
                               ------------------------------
                                  79,786,254       74,723,614
   Unearned income                  (218,856)        (218,646)
   Unamortized discount
     on purchased loans             (266,486)        (317,140)
                               ------------------------------
                                  79,300,912       74,187,828
     Allowance for loan losses    (1,150,917)      (1,046,542)
                               ------------------------------
                                 $78,149,995    $  73,141,286
                               ==============================

      The Bank grants commercial, mortgage and installment loans to its customers who are primarily located in its market area. The Bank has a diversified loan portfolio and the area has a diversified industrial base. The majority of the commercial loans are collateralized. Collateral varies and may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. The consumer loans are primarily collateralized by vehicles.
     Impaired loans, as defined in SFAS No. 114, and related allowances are summarized below:

                                         December 31,
                                    1996             1995
Gross impaired loans which
 have allowances                 $  51,489        $  56,124
Less: Related allowances
 for loan losses                    (9,565)         (14,200)
                                 ---------------------------
Net impaired loans with
 related allowances                 41,924           41,924
Impaired loans with no
 related allowances                377,531
                                 ---------------------------
Total                            $ 419,455         $ 41,924
                                 ===========================

     The average recorded investment in impaired loans during 1996, 1995 and 1994 was $147,984, $63,099 and $184,142, respectively. Interest income recognized on impaired loans during 1996, 1995 and 1994 was $7,767, $16,786 and $3,093, respectively.

      Activity within the allowance for loan losses is as follows:

                              Years Ended December 31,
                            1996         1995          1994
Balance, beginning
   of year              $ 1,046,542  $   890,666  $   605,792
Provision for
   loan losses              180,000      180,000      180,000
Recoveries                   66,683       16,533      154,279
Chargeoffs                 (142,308)     (40,657)     (49,405)
                        -------------------------------------
Balance, end of year    $ 1,150,917  $ 1,046,542  $   890,666
                        =====================================

5. COMMITMENTS
     In the normal course of business, the Bank makes various commitments to fund loans that are not presented in the accompanying financial statements. At December 31, 1996, the commitments include the following:

Unused lines of credit:
   Commercial                                  $   13,394,363
   Home equity                                      1,149,890
   Credit cards - unsecured                         3,661,527
                                               --------------
                                                   18,205,780
Real estate construction loans                        401,462
Letters of credit                                   2,207,275
                                               --------------
                                               $   20,814,517
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

6. PREMISES AND EQUIPMENT
      A summary of premises and equipment is as follows:

                                           December 31,
                                      1996            1995
Land                             $    287,592    $    287,592
Buildings and improvements          2,930,822       2,934,275
Furniture and fixtures              2,650,316       2,216,929
                                 ----------------------------
                                    5,868,730       5,438,796
Less accumulated
   depreciation                     3,351,076       3,218,438
                                 ----------------------------
                                 $  2,517,654    $  2,220,358
                                 ============================

      Depreciation expense recognized as noninterest expense in 1996, 1995 and 1994 was $278,548, $261,241 and $262,431, respectively.

7. DEPOSITS AND OTHER BORROWINGS
      A summary of deposits is as follows:

                                        December 31,
                                   1996             1995
Demand, noninterest
   bearing                   $   25,210,638   $    25,013,014
Demand, interest
   bearing (NOW)                 30,684,119        33,353,418
Savings                          42,822,921        39,852,700
Time, $100,000 and
   over                          11,569,985        10,952,444
Time, other                      39,536,658        37,824,538
                             --------------------------------
                             $  149,824,321   $   146,996,114
                             ================================


      A summary of time deposits by maturity follows:
                                   1996             1995
Within 12 months            $    37,015,256   $    35,613,306
12 months to 24 months            7,766,092         6,192,457
24 months to 60 months            6,293,982         6,858,537
Over 60 months                       31,313           112,682
                            ---------------------------------
                            $    51,106,643   $    48,776,982
                            =================================

      Securities sold under agreements to repurchase generally mature within thirty days from the transaction date. Information concerning agreements to repurchase is summarized as follows:

                                 1996              1995
Average balance
   during the year          $   1,892,744    $   3,907,437
Average interest rate
   during the year                  4.70%            5.00%
Maximum month-end
   balance during the year  $   4,034,780    $   5,161,423

8. BENEFIT PLANS
      The Bank had a defined benefit pension plan which covered substantially all employees. The plan benefit formulas generally based payments to retired employees upon their length of service and a percentage of qualifying compensation during their final years of employment. The Bank's funding policy was to contribute annually an amount necessary to satisfy ERISA funding standards. Plan assets were held by Principal Mutual Life Insurance Company and were in an unallocated insurance contract.
     In January 1995, the Board of Directors approved the termination of the Bank's defined benefit pension plan effective March 31, 1995. Regulatory approval and settlement of all benefits under this Plan occurred during 1996. The settlement of benefits under this Plan did not have a significant impact on the Corporation's financial condition or results of operations. Net pension expense was $58,913 in 1996, $161,142 in 1995 and $68,359 in 1994.
      The Bank implemented a 401(k) plan effective January 1, 1995 which covers substantially all employees. The plan allows employees to contribute up to 15% of their pay with the Bank matching 50% of contributions up to 6% of an employee's pay. Discretionary contributions may also be made to the plan. Total matching and discretionary contributions made by the Bank during 1996 and 1995 amounted to $99,949 and $74,986, respectively.
      The Bank has an Employee Stock Purchase Incentive Plan for full-time Bank employees. Under the Plan each employee will be entitled to receive a cash payment from the Bank equal to 20% of the purchase price of Corporation common stock acquired by the employee on the open market up to a maximum of 100 shares per calendar year.
      The Bank has implemented a director retirement benefit and death benefit plan for the benefit of all members of the Board of Directors of the Bank. The plan is called the Director Defined Benefit Plan and is designed to provide an annual retirement benefit, to be paid to each director upon retirement from the board. The retirement benefit provided to each director is an annual benefit equal to $1,000 for each year of service on the board from and after August 24, 1994. In addition, each director shall have the option of deferring any portion or all of his or her director's fees to a maximum of $1,000 per month until retirement. Pension expense recognized in 1996 and 1995 for this plan was $27,721 and $27,001, respectively.

9. INCOME TAXES
      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. Significant components of the Corporation's deferred tax assets and liabilities were as follows:

                                            December 31,
                                         1996          1995
Deferred tax assets:
   Bad debts                         $  195,525   $   160,037
   Deferred loan fees                    56,469        54,324
   Core deposit premium
     amortization                        49,583        48,144
   Other                                 41,396
                                     ------------------------
                                     $  342,973   $   262,505
                                     ------------------------

Deferred tax liabilities:
   Accretion income                     112,306       117,757
   Depreciation                          77,003        60,991
   Mark-to-market accounting             16,203        43,546
   Pension                                             20,031
                                     ------------------------
                                        205,512       242,325
                                     ------------------------
Net deferred tax asset               $  137,461   $    20,180
                                     ========================


      The components of income tax expense are as follows:

                                Years Ended December 31,
                            1996         1995         1994
Currently payable       $  718,407   $  687,186   $   479,048
Deferred                   (89,938)     (96,856)      (18,215)
                        -------------------------------------
                        $  628,469   $  590,330   $   460,833
                        =====================================


      The following is a reconciliation of income tax at the federal statutory rate to the effective rate of tax on the financial statements:

                                Years Ended December 31,
                       1996            1995           1994
                   Rate   Amount    Rate  Amount   Rate  Amount
Tax at federal
   statutory rate   34% $ 974,073    34% $938,135   34%  $842,883
Tax-exempt
   interest        (12)  (339,466)  (13) (350,363) (14)  (365,270)
Other                      (6,138)          2,558   (1)   (16,780)
                   -----------------------------------------------
Income tax
   expense          22% $ 628,469    21% $590,330   19%  $460,833
                   ===============================================


10. NONINTEREST INCOME AND EXPENSE
      Noninterest income consists of the following:

                                 Years Ended December 31,
                              1996         1995        1994
Checking account fees     $  514,511   $  495,558  $  487,097
Other                        280,933      244,678     253,086
                          -----------------------------------
                          $  795,444   $  740,236  $  740,183
                          ===================================


      Noninterest expense consists of the following:

                               Years Ended December 31,
                             1996         1995        1994
Salaries and employee
   benefits             $ 2,776,429  $ 2,678,307  $2,296,701
Data processing fees        734,680      703,645     659,311
Net occupancy expenses      417,719      416,409     389,490
Franchise taxes             332,287      309,000     300,660
FDIC premiums                 2,000      160,588     291,065
Other                     1,357,750    1,382,637   1,215,151
                        ------------------------------------
                        $ 5,620,865  $ 5,650,586  $5,152,378
                        ====================================

11. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                            1996         1995         1994
Cash paid during
  the year for:
     Interest           $ 4,869,056  $ 4,578,741  $3,628,171
     Income taxes           787,342      563,254     432,514


12. RELATED PARTY TRANSACTIONS
      Certain directors and officers of the Corporation, their families and certain entities in which they have an ownership interest, were customers of the Bank in 1996, 1995 and 1994. Any transactions with such parties, including loans and commitments, were in the ordinary course of business at normal terms, including interest rates and collateralization, prevailing at the time and did not represent more than normal risks. At December 31, 1996 and 1995, such loans amounted to $6,655,000 and $4,802,000, respectively. New loans to related parties totaled $1,211,000, $2,874,000 and $820,000 for 1996, 1995 and 1994,
respectively, and repayments aggregated $642,000, $1,387,000 and $902,000 for the respective years. At December 31, 1996 unused commitments to related parties totaled $3,259,000.

13. REGULATORY MATTERS
      The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. The regulations require the Bank to meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the tables below) of tangible, core and total risk-based capital. Prompt corrective action regulations require specific supervisory actions as capital levels decrease. To be considered adequately capitalized under the regulatory framework for prompt corrective action, the Bank must maintain minimum Tier 1 leverage, Tier 1 risk-based and total risk-based capital ratios as set forth in the tables below.

       =================================================================

                                                                                As of December 31, 1996
                                                ------------------------------------------------------------------------------------
                                                                                                           To Be Well Capitalized
                                                                                   For Capital             Under Prompt Corrective
                                                         Actual                 Adequacy Purposes             Action Provisions
                                                ------------------------------------------------------------------------------------
                                                    Amount      Ratio        Amount        Ratio         Amount         Ratio
                                                                                  (Dollars in thousands)
Total capital (to risk-weighted assets)          $   24,747    22.30%      $   8,878      _>8.00%      $   11,097     _>10.00%

Tier 1 capital (to risk-weighted assets)             23,596    21.26           4,439      _>4.00            6,658     _> 6.00

Tier 1 capital (to adjusted tangible assets)         23,596    13.40           5,283      _>3.00            8,804     _> 5.00

Tangible capital (to tangible assets)                23,596    13.40           3,522      _>2.00            N/A          N/A


                                                                                As of December 31, 1996
                                                ------------------------------------------------------------------------------------
                                                                                                           To Be Well Capitalized
                                                                                   For Capital             Under Prompt Corrective
                                                         Actual                 Adequacy Purposes             Action Provisions
                                                ------------------------------------------------------------------------------------
                                                    Amount      Ratio        Amount        Ratio         Amount         Ratio
                                                                                  (Dollars in thousands)
Total capital (to risk-weighted assets)          $   23,182    20.67%      $   8,971      _>8.00%      $   11,214     _>10.00%

Tier 1 capital (to risk-weighted assets)             22,136    19.74           4,486      _>4.00            6,728     _> 6.00

Tier 1 capital (to adjusted tangible assets)         22,136    12.77           5,200      _>3.00            8,667     _> 5.00

Tangible capital (to tangible assets)                22,136    12.77           3,467      _>2.00            N/A          N/A

       =================================================================

      As of December 31, 1996, the most recent notification from the Office of Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table above. There are no conditions or events since that notification that have changed the Bank's category.
      Management believes, as of December 31, 1996, that the Bank meets all capital requirements to which it is subject. Events beyond management's control, such as fluctuations in interest rates or a downturn in the economy in areas in which the Bank's loans and securities are concentrated, could adversely affect future earnings and, consequently, the Bank's ability to meet its future capital requirements.
     In 1995, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, and the Federal Reserve Board issued a final rule that amends risk-based capital standards to explicitly identify interest-rate risk as a qualitative factor to be considered in assessing the Bank's overall capital adequacy, but did not prescribe a specific capital charge. In addition, the agencies issued a joint policy statement which addresses how interest-rate risk exposure will be assessed for supervisory/regulatory purposes. The agencies view this final rule as the first in a two-step process. The second step will be to establish an explicit minimum capital charge based upon the measured interest rate risk exposure of a given bank. The impact of this rule and policy statement is not expected to have a significant impact on the financial condition or results of operations of the Bank.
     The Bank is subject to certain dividend restrictions set forth by the OCC. Under such restrictions, the Bank may not, without the prior approval of the OCC, declare dividends in excess of the sum of current year earnings (as defined) plus the retained earnings (as defined) from the prior two years. The dividends, as of December 31, 1996, that the Bank could declare without the approval of the OCC, amounted to $6,056,300.

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

                       December 31, 1996       December 31, 1995
                   ------------------------------------------------
                      Carrying      Fair      Carrying        Fair
                       Amount       Value      Amount         Value
Assets:
  Cash and cash
   equivalents     $18,994,813  $18,994,813  $17,240,849  $17,240,849
  Investment
   securities       76,719,305   78,133,247   78,406,304   80,878,325
  Loans             78,149,995   78,464,477   73,141,286   75,621,887
  Federal bank
   stock               546,600      546,600      281,400      281,400
Liabilities:
  Demand
   deposits         98,717,678   98,717,678   98,219,132   98,219,132
  Time deposits     51,106,643   51,125,296   48,776,982   48,849,267
  Short-term
   borrowings        4,910,436    4,910,436    3,630,765    3,630,765

      CASH AND CASH EQUIVALENTS - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.
      INVESTMENT SECURITIES - Fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.
      LOANS - For variable rate loans that reprice based on the prime rate, fair values are based on carrying values. The fair values of other loans are estimated using discounted cash flow analyses and employ interest rates currently being offered for loans with similar terms. The fair value of loans is reduced by an estimate of losses inherent in the loan portfolio.
      FEDERAL BANK STOCK - The fair value is estimated to be the carrying value which is par. All transactions in the capital stock of the Federal Home Loan Bank and the Federal Reserve Bank are executed at par.
      DEMAND DEPOSITS AND TIME DEPOSITS - The fair value of demand deposits, which includes passbook accounts, money market accounts, and NOW accounts, is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.
      SHORT-TERM BORROWINGS - The fair value of short-term borrowings, including securities sold under repurchase agreements and the federal reserve note account, is estimated using rates currently available to the Bank for debt with similar terms and remaining maturities. The carrying amount is a reasonable estimate of fair value.
      OFF-BALANCE SHEET FINANCIAL INSTRUMENTS - The fair value of the off-balance sheet financial instruments, including commitments to originate loans and standby letters of credit, is considered to be equivalent to the value of the current fees charged to enter into the commitments. These fees are not significant at December 31, 1996 and 1995.

15. PARENT ONLY FINANCIAL STATEMENTS
      Balance sheets as of December 31, 1996 and 1995 and statements of income and cash flows for the three years in the period ended December 31, 1996 for National Bancshares Corporation (parent only) are as follows:

                                         December 31,
                                    1996              1995
BALANCE SHEETS
Assets:
   Cash                       $     522,102     $     398,901
   Dividend receivable              356,425           337,666
   Investment in Bank            24,280,424        22,988,154
                              -------------------------------
                              $  25,158,951     $  23,724,721
                              ===============================
Liability:
   Dividends payable          $     354,703     $     338,790
   Shareholders' Equity          24,804,248        23,385,931
                              -------------------------------
                              $  25,158,951     $  22,724,721
                              ===============================

                                Years Ended December 31
                           1996          1995          1994
STATEMENTS
OF INCOME
Income:
   Dividends            $  919,201    $  816,025   $   736,299
Expenses:
   Misc. expense            28,097        62,011        18,006
Undistributed equity in
   net income of Bank    1,345,348     1,414,878     1,299,942
                        --------------------------------------
Net income              $2,236,452     2,168,892   $ 2,018,235
                        ======================================

                                          Years Ended December 31
                                     1996          1995          1994
STATEMENTS
OF CASH FLOWS
Cash flows from
   operating activities:
   Net income                      $2,236,452    $2,168,892   $ 2,018,235
   Adjustments to reconcile
     net income to net cash
     provided by operating
     activities:
   Undistributed earnings
     of Bank                       (1,345,348)   (1,414,878)   (1,299,942)
   Change in dividends
     receivable                       (18,759)      (23,449)       (9,380)
   Change in prepaid
     expenses                                                         207
                                  ---------------------------------------
     Net cash provided by
       operating activities           872,345       730,565       709,120
Cash flows from
   financing activities:
   Dividends paid                    (896,489)     (808,982)     (737,161)
   Dividends reinvested               147,345        26,124
   Purchase of treasury
     shares                                        (194,954)
                                  ---------------------------------------
     Net cash used by
       financing activities          (749,144)     (977,812)     (737,161)
                                  ---------------------------------------
Net increase (decrease)
   in cash                            123,201      (247,247)      (28,041)
Cash, beginning of year               398,901       646,148       674,189
                                  ---------------------------------------
Cash, end of year                  $  522,102    $  398,901   $   646,148
                                  =======================================

DELOITTE & TOUCHE LLP [LOGO]



INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
National Bancshares Corporation
Orrville, Ohio

      We have audited the accompanying consolidated balance sheets of National Bancshares Corporation and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, such financial statements present fairly, in all material respects, the financial position of National Bancshares Corporation and Subsidiary at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
Cleveland, Ohio
January 24, 1997

ANALYSIS OF NET INTEREST EARNINGS

      Rate spread and effective rate differential (on a tax equivalent basis). The following table presents an analysis of net interest earning assets and interest bearing liabilities.

                                          1996                              1995                               1994
                            ------------------------------------------------------------------------------------------------------
                                Daily                            Daily                             Daily
                               Average             Average      Average              Average      Average                Average
(Dollars in Thousands)         Balance  Interest    Rate        Balance   Interest    Rate        Balance     Interest    Rate
                            ------------------------------------------------------------------------------------------------------

Assets
Interest earning assets:
   Investment securities:
     Taxable                $  58,132   $  4,040   6.95%     $   66,356  $   4,766   7.18%      $   65,500   $   4,640   7.08%
     Nontaxable (tax
       equivalent basis)*      17,024      1,538   9.03%         17,480      1,583   9.06%          17,693       1,627   9.20%
Federal funds sold              8,962        479   5.34%          9,221        541   5.87%           7,147         315   4.41%
Net loans (including
   nonaccrual loans)           75,917      7,196   9.48%         64,662      6,260   9.68%          55,091       4,737   8.60%
                            ------------------------------------------------------------------------------------------------------
Total interest
   earning assets             160,035     13,253   8.28%        157,719     13,150   8.34%         145,431      11,319   7.78%
                            ------------------------------------------------------------------------------------------------------
All other assets               11,933                            12,092                             10,466
                            ------------------------------------------------------------------------------------------------------
Total Assets                $ 171,968                        $  169,811                         $  155,897
                            ======================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing liabilities

   Deposits:
     Interest bearing
       checking             $  30,801   $    822   2.67%     $   31,942  $     896   2.81%      $   29,524   $     749   2.54%
     Savings                   41,200      1,230   2.99%         40,841      1,213   2.97%          43,347       1,286   2.97%
     Time, $100,000
       and over                 9,938        569   5.73%          9,430        498   5.28%           7,256         301   4.15%
     Time, other               39,621      2,113   5.33%         35,976      1,916   5.33%          30,326       1,267   4.18%
   Other funds purchased        2,600        126   4.85%          4,687        239   5.10%           2,445         92    3.76%
                            ------------------------------------------------------------------------------------------------------
Total interest
   bearing liabilities        124,160      4,860   3.91%        122,876      4,762   3.88%         112,898       3,695   3.27%
                            ------------------------------------------------------------------------------------------------------
Demand deposits                22,637                            23,233                             20,804
Other liabilities                 962                               850                                650
Shareholders' equity           24,209                            22,852                             21,545
                            ------------------------------------------------------------------------------------------------------
Total Liabilities and
   Shareholders' Equity     $ 171,968                        $  169,811                         $  155,897
                            ======================================================================================================
Net interest income
   (tax equivalent basis)*              $  8,393                         $   8,388                           $   7,624
                            ------------------------------------------------------------------------------------------------------
Net interest spread                                4.37%                             4.46%                               4.51%
                            ------------------------------------------------------------------------------------------------------
Net yield on total
   earning assets*                                 5.24%                             5.32%                               5.24%
                            ------------------------------------------------------------------------------------------------------

*Tax equivalence based on highest statutory tax rate of 34%.


HISTORICAL FINANCIAL SUMMARY

Financial Position
(Year End Balances)                 1996            1995            1994               1993          1992
Total Assets                    $180,631,014    $175,144,085    $173,041,984    $157,825,715    $149,027,311
Cash and Due from Banks            8,194,813       7,946,503       8,261,107       8,242,624       7,895,027
Investment Securities             76,719,305      78,406,304      89,956,248      79,894,188      74,612,750
Loans-Net                         78,149,995      73,141,286      56,215,091      53,200,635      54,766,115
Deposits                         149,824,321     146,996,114     145,862,240     132,446,096     125,296,209
Shareholders' Equity              24,804,248      23,385,931      22,089,249      20,863,330      19,560,804
Book Value Per Share(1)         $      21.72    $      20.48    $      19.34    $      18.27    $      17.13
                                ----------------------------------------------------------------------------
Summary of Operations
Total Interest Income           $ 12,730,539    $ 12,611,712    $ 10,766,011    $ 10,632,243    $ 11,122,984
Total Interest Expense             4,860,197       4,762,140       3,694,748       3,769,411       4,661,276
                                ----------------------------------------------------------------------------
Net Interest Income                7,870,342       7,849,572       7,071,263       6,862,832       6,461,708
Provision for Loan Losses            180,000         180,000         180,000         180,000         120,000
                                ----------------------------------------------------------------------------
Net Interest Income After
   Provision for Loan Losses       7,690,342       7,669,572       6,891,263       6,682,832       6,341,708
Total Noninterest Income             795,444         740,236         740,183         702,636         618,304
Total Noninterest Expense          5,620,865       5,650,586       5,152,378       4,924,868       4,655,878
                                ----------------------------------------------------------------------------
Income Before Income Taxes         2,864,921       2,759,222       2,479,068       2,460,600       2,304,134
Income Taxes Expense                 628,469         590,330         460,833         460,547         480,794
                                ----------------------------------------------------------------------------
Net Income                      $  2,236,452    $  2,168,892    $  2,018,235    $  2,000,053    $  1,823,340
                                ============================================================================

Net Income Per Share(1)         $       1.96    $       1.90    $       1.77    $       1.75    $       1.60
Cash Dividends                  $    900,103    $    822,014    $    736,730    $    689,162    $    628,433
Cash Dividends Per Share(1)     $       0.79    $       0.72    $       0.65    $       0.60    $       0.55
Dividend Payout Percentage             40.25%          37.90%          36.50%          34.46%          34.47%
Weighted Average Number
   of Shares Outstanding(1)        1,140,343       1,140,343       1,140,343       1,140,343       1,140,343
Return on Average Assets                1.30%           1.28%           1.29%           1.33%           1.27%
Return on Average Equity                9.24%           9.49%           9.37%           9.88%           9.57%
Average Equity to
   Total Assets                        14.08%          13.46%          13.82%          13.48%          13.23%
Risk-Based Capital
   Percentage                          22.30%          20.67%          20.45%          22.40%          22.53%
Full Time Equivalent Staff                95              94              92              92              90
Average Total Assets to
   Full Time Equivalent Staff   $  1,810,186    $  1,806,496    $  1,694,535    $  1,631,416    $  1,599,362
                                ==============================================================================


(1) All share and per share data is restated for a 5 for 4 stock split on November 15, 1996.


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

STEVE SCHMID
President
Smith Dairy Products, Inc.

PAUL H. SMUCKER
Chairman of the
Executive Committee
J.M. Smucker Company

JOHN E. SPRUNGER
President
Kidron Auction, Inc.

JAMES F. WOOLLEY
Chief Executive Officer
R.W.Screw Products, Inc.

ROBERT F. GUMZ
Director Emeritus

FRANK J.SEIFRIED
Director Emeritus


OFFICERS
NATIONAL BANCSHARES CORPORATION

Charles J. Dolezal
President

Michael D. Hofstetter
Senior V.P.,
Secretary/Treasurer


FIRST NATIONAL BANK

Charles J. Dolezal
President

Michael D. Hofstetter
Senior V.P. & Controller

Kenneth R. VanSickle
V.P., Senior Loan Officer

Robert Woodruff
V.P. &Cashier

Harold Berkey
V.P. of Customer Services

Ron Armentrout
Asst. V.P., Security Officer,
Compliance Officer

Jackie Samsa
Asst. V.P., Manager of Human
Resources

Scott Holmes
Asst. V.P., Manager of Loan
Department

Jim Huntsberger
Auditor

Carolyn Forrer
Administrative Officer,
Manager Main Office Lobby

Angela Smith
Assistant Controller

Dean Karhan
Loan Officer

Sara Martin
Loan Officer

Carol Yoder
Loan Officer

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

[LOGO]

This annual report was printed entirely on recycled paper, using environmentally safe inks.

(C)1997 National Bancshares Corporation

[LOGO]

National Bancshares Corporation
112 West Market Street
Orrville, Ohio  44667
330/682-1010

http://www.fnborrville.com