Form 10-K405, Exhibit 13
period 1997-12-31
NATIONAL BANCSHARES CORP /OH/
filed 1998-03-24
CIK 790362

                                                                      EXHIBIT 13

[LOGO]
NATIONAL
BANCSHARES
CORPORATION
1997 ANNUAL REPORT


FINANCIAL HIGHLIGHTS
FINANCIAL POSITION
                                                                                         Percentage
(Year End Balances)                           1997                      1996               Change

Total Assets                          $   182,982,332           $   180,631,014               1.30%

Deposits                                  151,081,856               149,824,321               0.84%

Loans-Net                                  78,257,778                78,149,995               0.14%

Investment Securities                      80,940,781                76,719,305               5.50%

Shareholders' Equity                       26,177,793                24,804,248               5.54%
---------------------------------------------------------------------------------------------------

SUMMARY OF OPERATIONS

Net Interest Income                         8,086,035                 7,870,342               2.74%

Net Income                                  2,349,587                 2,236,452               5.06%
                                      -------------------------------------------------------------
Regular Cash Dividends                        948,651                   900,103               5.39%

Net Income Per Share                             2.06                      1.96               5.10%

Cash Dividends Per Share                         0.83                      0.79               5.06%

Book Value Per Share                  $         22.96           $         21.72               5.71%
                                      -------------------------------------------------------------



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

           National Bancshares Corporation proudly helps our customers take good care of their money. Through our subsidiary, First National Bank, we provide a variety of sound, secure savings and investment products. Our services help businesses and individuals manage money wisely.

           But, unfortunately, money doesn't always receive such care.
          In fact, "legal tender" usually isn't treated tenderly. Every day, millions of dollars are folded, crumpled, clipped,dropped, stepped on, stuffed into the pockets of dirty jeans, and even sent through washing machines.

  What happens to all this worn-out money? The Federal Reserve collects it and shreds it - about $50 billion every year. Much of it winds up in landfills.

      But not all of it. Some shredded currency is recycled. In fact, this
             1997 Annual Report is printed on recycled paper money.
       It's our way of putting formerly unfit bills to good use.We've also enclosed a small packet of shredded money with the report. And, in the margins of the pages that follow, we've sprinkled a few interesting facts about the care and making of money. What better way to remind our friends and shareholders that there are good ways - and bad ways - to treat their money?

DEAR SHAREHOLDERS
{PHOTO}

      The year 1997 showed continued solid gains for our financial institution. Income before taxes increased by 5.8% over the end of the previous year, exceeding $3 million for the first time. Net income after tax also posted an all time high, increasing by over $113 thousand, or 5.1% over the year ended December 31, 1996. This increase in income was aided by growth in net interest income, a reduction in the provision for loan losses and by keeping the growth of noninterest expenses to a minimum.

      Total assets reached a new all time high of approximately $183 million. This was an increase of nearly $2.4 million, or 1.3% above that of December 31, 1996. Total loans were somewhat flat with the end of the previous year as a large commercial loan refinanced into the bond market near year end. The overall quality of the loan portfolio remains high, thus enabling the reduction in the provision for loan losses.

      Cash dividends declared during 1997 amounted to $948,651 or 83(cent) per share. This is an increase of 4(cent) per share or 5% over the total declared cash dividends in 1996. Cash dividends have increased each year consecutively for more than the past 30 years!

      The market value of our stock has performed very well over the past year. The locally quoted bid price, as of December 31, 1997, was $47.50 per share. This is an increase of 35.7% over the past year. When coupled with the cash dividends for the year 1997, the total return for the year equates to approximately 38%. The annualized compounded rate of return on our stock for the past five years was 24.9% per year. For the past ten years, the annualized compounded rate of return stands at 16.3% per year.

      At this year's annual meeting, we are asking shareholders to eliminate the par value of National Bancshares' common stock. Ohio law requires that any company with a par value on their common stock must make an adjustment to the balance sheet reducing retained earnings and increasing the capital stock each time a stock dividend occurs. Although this adjustment is an accounting function only, it currently has the effect of limiting the number of shares the Company may issue through any stock dividend program. If shareholders vote to eliminate the par value, then the issuance of stock dividends will not be restricted and will not reduce retained earnings. To help facilitate future stock dividends, the board of directors encourages shareholders to vote for Proposal 2 on their proxy.

      During the first quarter of 1997, we were notified by our stock transfer agent, KeyCorp Shareholder Services, Inc., that they were closing their business. Due to this, we converted to a new transfer agent, Registrar and Transfer Company, on June 1, 1997. Located in Cranford, New Jersey, the Registrar and Transfer Company has been an established transfer agent since 1899. They act as the stock transfer agent for many financial institutions across the country. We hope their services will meet with your satisfaction.

      In January of 1997, First National Bank went "global" with a Web site on the Internet. Information about First National Bank and our products and services can be accessed via the Internet at www.fnborrville.com. This Web site offers an opportunity for our customers and potential customers to access the information 24-hours a day, seven days a week.

     During the third quarter of 1997, First National Bank installed two new Automated Teller Machine (ATM) sites. These two sites (located at our Kidron and Lodi offices), offer the convenience of a drive up ATM facility. These are in addition to our existing walk up and drive up ATM locations. The existing drive up locations at the Midway and West High offices received upgrades during this past year. Soon, we will be opening a cash dispensing machine at The Amish Door Restaurant in Wilmot, Ohio.

     Another service we initiated during this past year was electronic banking services for businesses. These services include direct deposit of payroll, electronic tax payment, electronic funds transfer between commercial accounts 24-hours a day, and an accounts receivable program enabling a business to collect their receivables electronically. These services can assist our business customers in running their operations more efficiently and cost effectively.

     With the upcoming change to the new millennium, concern is raised that business and industry will have computer hardware and software programs ready to accept the year 2000 date. Many systems were designed with a two-digit year. Under this design, moving from the year 1999 (read by a two-digit system as 99) to the year 2000 (00) would be read by the computer system as the year 1900. Needless to say, this would create enormous problems in systems that perform calculations using dates. We have been addressing this situation within our organization. We have established a schedule for testing all computer hardware and software programs to determine compatibility with the year 2000. Systems that do not pass the tests will be upgraded or replaced. Outside computer vendors that we are using are actively addressing this situation by testing and reprogramming systems where necessary. We anticipate having all our systems totally compliant with the upcoming date change by the end of 1998.

     On September 5, 1997, we were saddened by the passing of Frank Seifried. Frank served as a member of the Board of Directors of First National Bank and National Bancshares Corporation from 1961 to 1992. He was appointed Director Emeritus upon his retirement from the board on December 31, 1992. During his 31-year tenure as an active member of our Board of Directors, Frank was involved with many changes in our organization and saw growth occur in virtually every facet of our business. He will be missed by us and the rest of the community that he had been so closely involved with throughout his life.

     Looking ahead, 1998 will hold many challenges and opportunities for our industry. Congress will be reviewing legislation that could potentially change the competitive environment among banks, brokerage firms and insurance companies allowing cross ownership of each business. The final outcome of any legislation restructuring the financial industry will be the subject of much debate. We will be following the progress of this legislation closely.

     On the economic front, the U. S. economy continues to grow while inflation remains in check at a relatively low level. The Federal Reserve has elected to keep short term interest rates steady for the past number of months. With the economic turbulence that is occurring in Asia, we have yet to see what long-term affect it will have on our domestic economy. In any event, we are optimistic in facing the challenges and opportunities the forthcoming year may hold for us.

/s/ Charles J. Dolezal
----------------------
Charles J. Dolezal
President and Chairman


A $1 bill lasts about 18 months in circulation before it becomes too worn to be usable. No wonder that almost half of the 38 million notes produced daily by the U.S. Bureau of Engraving and Printing are $1 notes. The "life expectancy" of other bills varies with their denomination: $5 bill (two years), $10 bill (three years), $20 bill (four years), and $50 and $100 bills (nine years).

FINANCIAL REVIEW

      National Bancshares Corporation succeeded in setting a number of new records in 1997. Total assets grew approximately $2.4 million ending 1997 at $182,982,332. This represents a 1.3% increase over the previous year. Average assets also experienced growth in 1997, increasing to approximately $179.1 million from $172.0 million in 1996, or an increase of $7.1 million. Net income in 1997 totaled $2,349,587 exceeding 1996 net income by approximately 5.1%.

      Cash and due from banks amounted to $8,068,623 and $8,194,813 at December 31, 1997 and 1996, respectively. This was a decrease of $126 thousand, or 1.5%. Cash reserves are maintained at appropriate levels in order to meet customer needs and provide stability to the local economy with consideration given to security. Excess cash is prudently invested in order to maximize a safe and profitable return on assets. A significant portion of this account represents the normal processing of outgoing cash letters.

      Total investment securities increased approximately $4.2 million ending 1997 at $80,940,781 compared to $76,719,305 at the end of 1996. The average balance of taxable investment securities grew from $58.1 million in 1996 to $59.2 million in 1997, and average nontaxable investment securities increased approximately $2.0 million in 1997 from 1996. The market or fair value of the total portfolio was $82,611,496 and $78,133,247 as of December 31, 1997 and 1996, respectively.

      U.S. treasury and agency obligations increased approximately $2.9 million or 8.7% with balances of $35,798,775 on December 31, 1997 compared to $32,936,205 on December 31, 1996. The net market appreciation of this category was approximately $554 thousand as of December 31, 1997.

      Mortgage backed securities were $3,480,116 and $4,167,210 on December 31, 1997 and 1996, respectively. This was a decline of $687 thousand or 16.5%. The net market appreciation of these securities was $32 thousand on December 31, 1997.

      Obligations of states and political subdivisions ended 1997 at $22,057,244, which was 30.3% higher than the $16,922,788 balance on December 31, 1996. The net market appreciation was approximately $1.1 million as of December 31, 1997. The change in the federal tax laws in 1986 has generally reduced the supply of bank qualified tax free security issues. However, to assist in local development, the Bank actively purchases bonds issued by local municipalities, school systems and other public entities when opportunities present themselves.

      Other securities ended 1997 at $19,604,646, which was 13.6% lower than the December 31, 1996 balance of $22,693,102. This group of securities is primarily comprised of high quality corporate bonds and notes. The net market appreciation was approximately $162 thousand as of December 31, 1997.

      Federal bank stock was $842,800 on December 31, 1997 as compared to $546,600 on December 31, 1996. The increase was a result of stock dividends and stock purchased for membership in the Federal Home Loan Bank of Cincinnati. This membership will provide


--------------------------------------------
INVESTMENT SECURITIES
(Millions of Dollars)

1993      1994      1995      1996      1997
79.9      90.0      78.4      76.7      80.9
--------------------------------------------

specialized funding avenues in meeting our customers' borrowing needs.

     Federal funds sold were $8,545,000 and $10,800,000 as of December 31, 1997 and 1996, respectively. Average balances increased during the year with 1997 averaging $9.8 million compared to $9.0 million during 1996. Federal funds sold are overnight investments with our correspondent banks. This is an investment tool that is used to maximize the earning assets of the Bank.

--------------------------------------------
LOANS-NET
(Millions of Dollars)

1993      1994      1995      1996      1997
53.2      56.2      73.1      78.1      78.3
--------------------------------------------


     Total net loans increased by approximately $108 thousand, or 0.1% during 1997. Net loan balances were $78,257,778 and $78,149,995 on December 31, 1997 and 1996, respectively. Average net loans posted an increase of $3.3 million with a yearly average of $79.2 million for 1997.

     Loans collateralized by real estate totaled $56,562,774 on December 31, 1997, as compared to $54,326,256 as of December 31, 1996. All real estate categories, except commercial real estate, posted increases in 1997. There was a $2.6 million decrease in commercial real estate loans, $3.0 million increase in residential mortgages, home equity loans increased $1.4 million and construction loans were higher by $455 thousand.

     Consumer loans totaling $8,641,966 on December 31, 1997 were 20.9% below the 1996 ending total of $10,923,506. This decrease was primarily due to the highly competitive automobile financing market during 1997. Commercial loans were $11,923,679 and $11,961,001 as of December 31, 1997 and 1996, respectively.
Credit card loans increased 24.2% during the year with balances of $1,043,101 on December 31, 1997. Other loans decreased $8 thousand during 1997 ending the year at $1,727,530.

     The allowance for loan losses was $1,232,464 and $1,150,917 as of December 31, 1997 and 1996, respectively. The allowance for loan losses to total loans percentages were 1.55% and 1.45% and net charge-off to total loans percentages were .05% and .10% for 1997 and 1996, respectively. As with any charge-off, the Bank continues to attempt recovery where feasible. Management reviews the allowance for loan losses on a regular basis to determine the adequacy of the reserve.

     In the normal course of business, the Bank makes commitments to lend money to various customers. These commitments, totaling approximately $18.2 million as of December 31, 1997, are to businesses and individuals for general credit, real estate construction and letters of credit.

     Accrued interest receivable ended 1997 at $1,574,829, a 0.4% decrease from December 31, 1996. Accrued interest receivable represents interest income earned on investment securities and loans, but not yet received.

     Premises and equipment totaled $2,477,058 on December 31, 1997 as compared to $2,517,654 on December 31, 1996. During 1997 depreciation exceeded capital expenditures by $41 thousand. Improvements and repairs to bank buildings and equipment are performed as needed to keep them in good working order in an effort to provide convenient and pleasant banking offices to meet our customers needs.

      Other assets totaled $2,275,463 and $2,121,827 as of December 31, 1997 and 1996,

They don't call money "folding green" for nothing. A U.S. bill can be double-folded (first forward, then backward) about 4,000 times before it will tear. This toughness comes from paper composed of 25% linen and 75% cotton, with red and blue synthetic fibers woven evenly throughout. Before World War I, the fibers were made of silk.

respectively. These assets mainly include intangible assets and prepaid expenses.

     Total deposits posted a $1.3 million or 0.8% increase ending 1997 at $151,081,856, as compared to $149,824,321 on December 31, 1996. Average deposits increased from $144.2 million in 1996 to $149.0 million in 1997.

     Demand deposits, which represent non-interest bearing checking accounts, ended 1997 at $27,544,730, which was a growth of 9.3% over the December 31, 1996 balance of $25,210,638. The average demand accounts for 1997 were $23.8 million as compared to $22.6 million in 1996.

     Interest bearing checking accounts finished 1997 at $29,574,234 in comparison to $30,684,119 a year earlier. This was a decrease of $1.1 million, or 3.6%. Average balances declined by $0.7 million from $30.8 million in 1996 to $30.1 million in 1997. Interest bearing checking accounts include our Negotiable Order of Withdrawal accounts and Money Market Deposit Accounts.

     Savings accounts totaled $42,196,044 on December 31, 1997, approximately $627 thousand below the end of the previous year. Average savings accounts increased from $41.2 million during 1996 to approximately $42.0 million in 1997. First National offers both passbook and statement savings accounts.

     Time deposits of less than $100,000 amounted to $39,045,508 and $39,536,658 as of December 31, 1997 and 1996, respectively. This represents a decline of $491 thousand or 1.2%. Average time balances increased approximately $652 thousand giving 1997 an average time deposit balance of $40.3 million as compared to approximately $39.6 million in 1996.

     Time deposits of $100,000 and over increased from $11,569,985 on December 31, 1996 to $12,721,340 on December 31, 1997. Average time deposits of $100,000 and over increased by $2.8 million over 1996 giving 1997 an average of $12.7 million.

     Securities sold under agreements to repurchase were $3,576,966 on December 31, 1997 in comparison to $4,034,780 at the end of 1996, or approximately $458 thousand lower. The federal reserve note account balance was $1,000,000 and $875,656 as of December 31, 1997 and 1996, respectively. The note account is determined by the cash needs of the federal government. The average of other funds purchased increased in 1997 to $3.7 million from $2.6 million during 1996.

     Other liabilities, which include accrued interest payable, dividends declared not yet payable and other accrued expenses, increased in 1997 with balances of $1,145,717 and $1,092,009 as of December 31, 1997 and 1996,
respectively.

--------------------------------------------
DEPOSITS
(Millions of Dollars)

1993      1994      1995      1996      1997
132.4     145.9     147.0     149.8     151.1
--------------------------------------------


     Shareholders' equity exceeded $26 million during 1997 with an ending balance of $26,177,793 on December 31, 1997. This is an increase of $1.4 million or 5.5% above the 1996 ending balance of $24,804,248. This growth translates to $1.24 per share raising the book value per share to $22.96 on December 31, 1997, as compared to $21.72 on December 31, 1996. Under the federal risk based capital regulations, the Bank's total capital to risk based assets of 23.53% on December 31, 1997 was almost triple the 8% minimum required. The

Bank remains in a very favorable position when compared to its peer group in the area of capitalization.

     In summary, the Corporation experienced modest growth of approximately $108 thousand in loans, $1.3 million in deposits and $1.4 million in shareholders' equity.

--------------------------------------------
SHAREHOLDERS' EQUITY
(Millions of Dollars)

1993      1994      1995      1996      1997
20.9      22.1      23.4      24.8      26.2
--------------------------------------------

LIQUIDITY

      Liquidity is the consideration of the Corporation's ability to meet its necessary outgoing cash flow needs. Cash equivalents for the cash flow statement of $16.6 million is composed of $8.1 million in cash and due from banks and $8.5 million in federal funds sold. Management considers the Corporation to be in a good liquidity position with the ability to meet the demands of its customers and the local economy.

RESULTS OF OPERATIONS

      Net income set a new record high of $2,349,587 in 1997, or approximately 5.1% over 1996 net income of $2,236,452. The primary source of income continues to be interest on loans and other investments with additional revenues generated from fees on non-interest related services.

      Interest and fees on loans of $7,439,692 for 1997 was above 1996 by 3.4%, or approximately $243 thousand. This improvement was primarily due to an increase in average loan volume. Average interest yields on loans were 9.40% and 9.48% for 1997 and 1996, respectively.

      Interest on federal funds sold was $540,056 and $479,248 for 1997 and 1996, respectively. This increase of $61 thousand was the result of higher average interest yields and higher volume of average funds sold.

      Interest on taxable investment securities increased by approximately $15 thousand ending 1997 at $4,054,927. This 0.4% increase in interest income was due to an increase in average investment balances as average interest rates declined from 6.95% to 6.85%.

      Interest on obligations of states and political subdivisions totaled $1,123,230 for 1997, which was $109 thousand or 10.7% above 1996. The average balance of these investments increased $2 million while the average tax equivalent yield declined from 9.03% in 1996 to 8.94% in 1997.

      Total interest income of $13,157,905 was $427 thousand higher than 1996's total of $12,730,539 as a result of the generally increasing volumes in loans, investment securities and federal funds sold.

      Interest on deposits totaled $4,896,074 in 1997 as compared to $4,734,194 in 1996. This $162 thousand increase, which equaled a 3.4% rise, was due to higher average balances in savings deposits and time deposits.

      Interest expense on other funds purchased was $175,796 or approximately $50 thousand higher than 1996. This was the result of higher average balances.

      Net interest income before provision for loan losses increased by 2.7% in 1997 totaling $8,086,035 as compared to $7,870,342 in 1996. The net interest margin, which is calculated on a tax equivalent basis, decreased from 5.24% in 1996 to 5.18% in 1997 reflecting a slightly narrowing interest margin for the company.

"Dead Presidents" is street slang for cash. But not all bills feature Presidential portraits. Benjamin Franklin, whose picture graces the $100 bill, was an author, scientist, signer of the Declaration of Independence, and ambassador to France - but not President. Neither was Alexander Hamilton, the first Secretary of the Treasury, who is on the $10 bill.

      The Bank provides for potential loan losses throughout the year. In 1997 and 1996 the provision for loan losses was $120,000 and $180,000, respectively. As previously mentioned, net charge-off to total loans was a net charge-off of
 .05% in 1997 and .10% in 1996.

--------------------------------------------
NET INCOME
(Thousands of Dollars)

1993      1994      1995      1996      1997
2,000     2,018     2,169     2,239     2,350
--------------------------------------------

     Net interest income after provision for loan losses was $7,966,035 in 1997, $276 thousand or 3.6% above 1996's total.

     Noninterest income totaled $745,380 and $795,444 for 1997 and 1996, respectively. Noninterest income is primarily comprised of checking account fees, which were $497 thousand in 1997 as compared to $515 thousand in 1996. Other noninterest income includes safety deposit box rents, net security gains/losses, net gains/losses on loans sold and other miscellaneous fees and collections.

     Noninterest expenses were $5,680,885 for 1997 in comparison to $5,620,865 in 1996. This represents a $60 thousand or 1.1% increase over 1996. Increases in net occupancy expenses, State of Ohio franchise tax, FDIC premium and miscellaneous other expenses were partially offset by decreases in salaries and employee benefits and data processing fees.

     The income tax provision amounted to $680,943 and $628,469 in 1997 and 1996, respectively. The growth in taxable interest income was the main reason for this increase.

     Net income for 1997 set a new record at $2,349,587, or approximately 5.1% higher than 1996's total of $2,236,452. This equates to net income per share in 1997 of $2.06 as compared to $1.96 per share in 1996. Cash dividends declared during 1997 were $0.83 per share, or $.04 per share above 1996's dividend of $0.79 per share. The dividend pay-out percentage for 1997 was 40.38% of net income. Return on average equity was 9.23% and 9.24% for 1997 and 1996, respectively. Return on average assets was a respectable 1.31% in 1997 and 1.30% in 1996.

YEAR 2000 COMPLIANCE

      The Corporation has established a team to evaluate and test all hardware and software systems to identify potential Year 2000 compliance problems. The team, which reports directly to the President, is also addressing the potential impact on the Bank's customers. The Corporation believes all hardware and software systems will be Year 2000 compliant by the end of 1998, either by upgrading current hardware and software, or by purchasing new hardware and software. Management believes the cost of addressing and correcting this issue will not have a material effect on the financial position, results of operations, or cash flows of the Corporation.


--------------------------------------------
CASH DIVIDENDS PER SHARE
(Dollars)

1993      1994      1995      1996      1997
$.60      $.65      $.72      $.79      $.83
--------------------------------------------

PRICE RANGES OF COMMON STOCK

      The stock prices below reflect inter-dealer bid prices, without adjustments for retail markups, markdowns or commissions and may not represent actual transactions.

---------------------------------------------------------------------------------
       1997                     High             Low          Dividends Per Share
  First Quarter             $   37.00         $  35.00            $  .170
  Second Quarter                39.00            37.00               .170
  Third Quarter                 40.00            39.00               .170
  Fourth Quarter                47.50            42.00               .320
---------------------------------------------------------------------------------

       1996                     High             Low          Dividends Per Share
  First Quarter             $   29.61         $  28.41            $  .160
  Second Quarter                31.21            29.61               .160
  Third Quarter                 32.81            31.21               .160
  Fourth Quarter                35.00            32.81               .310
---------------------------------------------------------------------------------

SHAREHOLDER INFORMATION

CORPORATE OFFICE
National Bancshares Corporation
112 West Market Street
P.O. Box 57
Orrville, Ohio 44667
(330)682-1010

STOCK TRADING INFORMATION
      The shares of common stock of National Bancshares Corporation are traded on the local over-the-counter market primarily with brokers in the Corporation's service area.

FORM 10-K
      A copy of the Corporation's 1997 Annual Report on Form 10-K as filed with the SEC will be furnished free of charge to shareholders upon written request to the company.

SHAREHOLDER ASSISTANCE AND TRANSFER AGENT
      Shareholders with questions are invited to write or call the Transfer Agent, Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016, 1-800-368-5948 or National Bancshares Corporation, Shareholder Services Department, at (330)682-1030.

DIVIDEND REINVESTMENT PLAN
      This plan makes available an opportunity to increase ownership of National Bancshares Corporation common stock through the automatic reinvestment of all or part of the dividends paid to shareholders without paying brokerage commissions or service charges.

DIVIDEND DIRECT DEPOSIT PLAN
      This plan permits shareholders to electronically deposit cash dividends to their checking or savings accounts. This free service provides a convenient and safe method of receiving dividend payments.

Sometimes "old money" is better than "new money." To meet customer demands, First National and other banks buy cash from the 12 Federal Reserve Banks around the country, which in turn get new bills as needed from the Bureau of Engraving and Printing. Nowadays, many banks specifically request that the Federal Reserve send old bills rather than new ones, because they work better in ATMs.



CONSOLIDATED
BALANCE SHEETS
December 31, 1997 and 1996
ASSETS
                                                                             1997                        1996
Cash and due from banks (Note 2)                                      $    8,068,623              $    8,194,813
Federal funds sold                                                         8,545,000                  10,800,000
Investment securities - available for sale (amortized cost
   $10,426,921 and $6,465,603 - Note 3)                                   10,565,945                   6,513,258
Investment securities - held to maturity (approximate
   market or fair value $72,045,550 and $71,619,989 - Note 3)             70,374,836                  70,206,047
Federal bank stock                                                           842,800                     546,600
Loans, less allowance for loan losses of $1,232,464
   and $1,150,917 (Note 4)                                                78,257,778                  78,149,995
Accrued interest receivable                                                1,574,829                   1,580,820
Premises and equipment - net (Note 6)                                      2,477,058                   2,517,654
Other assets                                                               2,275,463                   2,121,827
                                                                      ------------------------------------------
TOTAL                                                                 $  182,982,332              $  180,631,014
                                                                      ==========================================

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
   Deposits (Note 7)                                                  $  151,081,856              $  149,824,321
   Securities sold under repurchase agreements (Note 7)                    3,576,966                   4,034,780
   Federal reserve note account                                            1,000,000                     875,656
   Accrued interest payable                                                  556,827                     549,430
   Dividends payable                                                         366,324                     354,703
   Other accrued expenses                                                    222,566                     187,876
                                                                      ------------------------------------------
       Total liabilities                                                 156,804,539                 155,826,766

COMMITMENTS (Note 5)

SHAREHOLDERS' EQUITY (Note 13):
   Common stock - $10 par value; 6,000,000 shares
     authorized, 1,144,764 and 1,144,202 shares
     issued in 1997 and 1996, respectively                                11,447,640                  11,442,020
   Surplus                                                                 4,689,800                   4,689,800
   Net unrealized appreciation in the fair value
     of securities available for sale (net of tax expense)                    91,755                      31,451
   Retained earnings                                                      10,137,118                   8,700,927
   Less 4,446 and 2,105 treasury shares - at cost                           (188,520)                    (59,950)
                                                                      -------------------------------------------
     Total shareholders' equity                                           26,177,793                  24,804,248
                                                                      -------------------------------------------
  TOTAL                                                               $  182,982,332              $  180,631,014
                                                                      ===========================================

See notes to consolidated financial statements.



CONSOLIDATED
STATEMENTS OF INCOME

Years Ended December 31, 1997, 1996 and 1995
                                                          1997          1996          1995
INTEREST INCOME:

   Interest and fees on loans                         $ 7,439,692   $ 7,196,393   $ 6,259,570

   Interest on federal funds sold                         540,056       479,248       541,119

   Interest and dividends on investment securities:

     U.S. government obligations                        2,535,542     2,293,405     2,578,060

     Obligations of states and political
       subdivisions - nontaxable                        1,123,230     1,014,707     1,044,935

     Other securities                                   1,519,385     1,746,786     2,188,028
                                                      ----------------------------------------
       Total interest income                           13,157,905    12,730,539    12,611,712

INTEREST EXPENSE:

   Time deposits, $100,000 and over                       720,187       569,498       497,772

   Other deposits                                       4,175,887     4,164,696     4,024,829

   Short-term borrowings                                  175,796       126,003       239,539
                                                      ----------------------------------------
       Total interest expense                           5,071,870     4,860,197     4,762,140
                                                      ----------------------------------------
         Net interest income                            8,086,035     7,870,342     7,849,572

PROVISION FOR LOAN LOSSES (Note 4)                        120,000       180,000       180,000
                                                      ----------------------------------------


NET INTEREST INCOME AFTER PROVISION
   FOR LOAN LOSSES                                      7,966,035     7,690,342     7,669,572

NONINTEREST INCOME (Note 10)                              745,380       795,444       740,236

NONINTEREST EXPENSE (Note 10)                           5,680,885     5,620,865     5,650,586
                                                      ----------------------------------------

INCOME BEFORE INCOME TAXES                              3,030,530     2,864,921     2,759,222

INCOME TAX EXPENSE (Note 9)                               680,943       628,469       590,330
                                                      ----------------------------------------

NET INCOME                                            $ 2,349,587   $ 2,236,452   $ 2,168,892
                                                      ========================================

WEIGHTED AVERAGE NUMBER
   OF SHARES OUTSTANDING
   (Restated in 1995 for stock split in 1996)           1,142,906     1,140,353     1,140,353
                                                      ========================================

EARNINGS PER COMMON SHARE                             $      2.06   $      1.96   $      1.90
                                                      ========================================


See notes to consolidated financial statements.


CONSOLIDATED
STATEMENTS OF CHANGES
IN SHAREHOLDERS' EQUITY
Years Ended December 31, 1997, 1996 and 1995


                                                                 Net Unrealized
                                                                  Appreciation/
                                   Common Stock                  (Depreciation)                                   Total
                              -------------------                 in Fair Value    Retained      Treasury     Shareholders'
                                 Shares    Amount      Surplus    of Securities    Earnings       Shares         Equity
                              ----------------------------------------------------------------------------------------------
Balance, January 1, 1995        732,156  $7,321,560   $ 4,689,800   $ (45,036)   $10,122,925                   $22,089,249
Net Income                                                                         2,168,892                     2,168,892
Stock Split (5 for 4)           182,873   1,828,730                               (1,828,730)
Cash Distribution in Lieu of
   Shares in Stock Split                                                             (10,931)                      (10,931)
Cash Dividends Declared,
   $.72 Per Share(1)                                                                (822,014)                     (822,014)
Shares Issued Under Dividend
   Reinvestment Plan                622       6,220                                   19,904                        26,124
Purchase of Treasury Shares                                                                     $ (194,954)       (194,954)
Net Unrealized Appreciation
   in Fair Value of Securities
   Available for Sale                                                 129,565                                      129,565
                              ----------------------------------------------------------------------------------------------
Balance, December 31, 1995      915,651   9,156,510     4,689,800      84,529      9,650,046      (194,954)     23,385,931
Net Income                                                                         2,236,452                     2,236,452
Stock Split (5 for 4)           228,551   2,285,510                               (2,285,510)
Cash Distribution in Lieu
   of Shares in Stock Split                                                          (12,299)                      (12,299)
Cash Dividends Declared,
   $.79 Per Share(1)                                                                (900,103)                     (900,103)
Shares Issued under Dividend
   Reinvestment Plan                                                                  12,341       135,004         147,345
Net Unrealized Depreciation
   in Fair Value of
   Securities Available
   for Sale                                                           (53,078)                                     (53,078)
                              ----------------------------------------------------------------------------------------------
Balance, December 31, 1996    1,144,202  11,442,020     4,689,800      31,451      8,700,927       (59,950)     24,804,248
Net Income                                                                         2,349,587                     2,349,587
Cash Dividends Declared,
   $.83 Per Share                                                                   (948,651)                     (948,651)
Shares Issued under Dividend
   Reinvestment Plan                562       5,620                                   35,255        93,687         134,562
Purchase of Treasury Shares                                                                       (222,257)       (222,257)
Net Unrealized Appreciation
   in Fair Value of
   Securities Available for
    Sale                                                               60,304                                       60,304
                              ----------------------------------------------------------------------------------------------
Balance, December 31, 1997    1,144,764  $11,447,640  $ 4,689,800   $  91,755    $10,137,118    $ (188,520)    $26,177,793
                              ==============================================================================================

(1) Restated for stock split in 1996.

See notes to consolidated financial statements.



CONSOLIDATED
STATEMENTS OF CASH FLOWS
Years Ended December 31, 1997, 1996 and 1995
                                                                       1997               1996                1995
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                  $   2,349,587      $   2,236,452       $   2,168,892
     Adjustments to reconcile net income to net
       cash provided by operating activities:

         Depreciation and amortization                                 620,882            723,906             741,862

         Provision for loan losses                                     120,000            180,000             180,000

         Net gain on sales of investments                                                 (21,097)

         Changes in operating assets and liabilities                    31,485             10,719             117,956
                                                                 -----------------------------------------------------

   Net cash provided by operating activities                         3,121,954          3,129,980           3,208,710

CASH FLOWS FROM INVESTING ACTIVITIES:

     Proceeds from maturities of investments                        13,558,515         15,616,574          13,332,981

     Proceeds from sales of available
       for sale investments                                                             1,000,000

     Purchases of investments                                      (18,295,998)       (15,600,000)         (2,000,000)

     Capital expenditures                                             (300,175)          (575,847)           (103,497)

     Net increase in loans to customers                               (227,783)        (5,188,709)        (17,106,195)

     Other - net                                                      (137,044)            13,232             245,835
                                                                 -----------------------------------------------------

   Net cash used in investing activities                            (5,402,485)        (4,734,750)         (5,630,876)

CASH FLOWS FROM FINANCING ACTIVITIES:

     Net increase (decrease) in demand
       and savings accounts                                            597,331            498,546          (3,115,852)

     Net increase in time deposits                                     660,205          2,329,661           4,249,726

     Net increase (decrease) in short-term borrowings~                (333,470)         1,279,671            (639,154)

     Dividends paid                                                   (937,030)          (896,489)           (808,982)

     Dividends reinvested                                              134,562            147,345              26,124

Purchase of treasury shares                                           (222,257)                              (194,954)
                                                                 -----------------------------------------------------

   Net cash provided by (used in) financing activities                (100,659)         3,358,734            (483,092)
                                                                 -----------------------------------------------------

NET INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                                             (2,381,190)         1,753,964          (2,905,258)

CASH AND CASH EQUIVALENTS,
   BEGINNING OF YEAR                                                18,994,813         17,240,849          20,146,107
                                                                 -----------------------------------------------------

CASH AND CASH EQUIVALENTS,
   END OF YEAR                                                   $  16,613,623      $  18,994,813       $  17,240,849
                                                                 =====================================================

See notes to consolidated financial statements.


NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

Years Ended December 31, 1997, 1996 and 1995

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

     INVESTMENT SECURITIES - Investment securities are classified as available-for-sale or held-to-maturity. Securities classified as available-for-sale are carried at estimated fair value; however, the adjustment, if any, would be reflected in shareholders' equity. Securities held-to-maturity are carried at amortized cost.

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

     ALLOWANCE FOR LOAN LOSSES - The provision for loan losses is based upon the Bank's past loan loss experience, current delinquencies, mix and various types of loans, general economic conditions and trends, and an evaluation of the potential losses in the current loan portfolio and is stated in accordance with generally accepted accounting principles. In management's opinion the allowance for loan losses is adequate. However, changes in this estimate and evaluation might be required depending on changing economic conditions and the economic prospects of borrowers.

     The Corporation adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure," effective January 1, 1995. This statement requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rates or the fair value of the underlying collateral. The statement also specifies alternative methods for recognizing interest income on loans that are impaired or for which there are credit concerns. A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due in accordance with contractual terms of the loan agreement. The Bank performs a review of all significant commercial loans to determine if the impairment criteria has been met. If the impairment criteria has been met, a reserve is calculated according to the provisions of SFAS No. 114. For loans which are individually not significant and represent a homogeneous population, the Bank evaluates impairment based on the level and extent of delinquencies in the portfolio and the Bank's prior charge-off experience with those delinquencies. The Bank charges principal off at the earlier of (1) when a total loss of principal has been deemed to have occurred or (2) when collection efforts have ceased. The adoption of these statements did not have a material impact on the Corporation's 1995 consolidated financial statements.

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

     INTANGIBLE ASSETS - Core deposit premiums of $199,908 and goodwill of $352,500 which resulted from branch purchases are included in other assets, and are being amortized over the estimated average remaining life of the existing customer base acquired using the level yield method.

     EARNINGS PER COMMON SHARE are calculated based on the weighted average number of shares outstanding during the period. During 1996, the Corporation declared a 5 for 4 stock split, effected in the form of a 25% stock dividend and, accordingly, earnings per share and dividends per share for 1995 have been restated to reflect the increased number of shares.

     The Corporation adopted SFAS No. 128, "Earnings Per Share," effective December 31, 1997. SFAS No. 128 did not impact the earnings per common share calculation as the Corporation does not have any dillutive potential common shares.

      STATEMENT OF CASH FLOWS - For purposes of this statement, the Corporation considers all cash and due from banks and federal funds sold to be cash equivalents.

     LOAN FEES - Loan origination fees received for loans, net of direct origination costs, are deferred and amortized to interest income over the contractual life of the loan using the straight-line method. Fees received for loan commitments that are expected, based on the Bank's experience with similar commitments, to be drawn are deferred and amortized over the life of the loan using the level yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis. Amortization of net deferred loan fees is discontinued on non-performing loans.

     NEW ACCOUNTING PRONOUNCEMENTS - The Corporation has not completed the process of evaluating the effects of adopting Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures About Segments of Enterprise and Related Information," both of which are effective for periods beginning after December 15, 1997. The adoption of such statements is not expected to have a material effect on the Corporation's financial position or results of operations.

     RECLASSIFICATION - Certain prior period amounts have been reclassified to conform with current presentation.

2. CASH

      Regulations of the Federal Reserve require depository institutions to maintain reserves which are not available for investment purposes. Cash reserves of approximately $1,233,000 and $1,160,000 were maintained at December 31, 1997 and 1996, respectively.

                    ----------------------------------------

3. INVESTMENT SECURITIES

      The carrying amounts and approximate market or fair values of the investment securities are summarized as follows:


                                              December 31, 1997                                     December 31, 1996
                             -------------------------------------------------------------------------------------------------------
                                             Gross     Gross                                    Gross       Gross
                             Amortized    Unrealized Unrealized     Market or     Amortized  Unrealized   Unrealized    Market or
                               Cost          Gains     Losses      Fair Value       Cost        Gains       Losses     Fair Value
                             -------------------------------------------------------------------------------------------------------

AVAILABLE FOR SALE:
U.S. treasury and agency
   obligations              $ 4,030,144   $   45,792               $  4,075,936  $ 4,030,048  $   18,702               $ 4,048,750
Obligations of states and
   political subdivisions     2,824,568       75,682  $ (14,591)      2,885,659      497,840      62,160                   560,000
Corporate bonds and notes     2,287,412       15,122     (5,184)      2,297,350    1,937,715       6,965  $ (40,172)     1,904,508
Equity securities             1,284,797       27,000     (4,797)      1,307,000
                             -------------------------------------------------------------------------------------------------------
     Total                  $10,426,921   $  163,596  $ (24,572)   $ 10,565,945  $ 6,465,603  $   87,827  $ (40,172)   $ 6,513,258
                             =======================================================================================================

HELD TO MATURITY:
U.S. treasury and agency
   obligations              $31,722,839   $  530,561  $ (22,623)   $ 32,230,777  $28,887,455  $  398,750  $ (50,195)   $29,236,010
Mortgage backed securities    3,480,116       44,731    (12,380)      3,512,467    4,167,210      61,933    (31,812)     4,197,331
Obligations of states and
   political subdivisions    19,171,585    1,009,614     (8,871)     20,172,328   16,362,788     874,238    (20,664)    17,216,362
Corporate bonds and notes    16,000,296      220,609    (90,927)     16,129,978   20,788,594     321,471   (139,779)    20,970,286
                             -------------------------------------------------------------------------------------------------------
     Total                  $70,374,836   $1,805,515  $(134,801)   $ 72,045,550  $70,206,047  $1,656,392  $(242,450)   $71,619,989
                             =======================================================================================================


      The amortized cost and market or fair value of debt securities at December 31, 1997, by contractual maturity, is as follows:

                          Amortized    Market or
                             Cost      Fair Value
AVAILABLE FOR SALE:
Due in one year or less   $  859,171   $  864,475
Due after one year
   through five years      2,113,519    2,118,937
Due after five years
   through ten years       3,344,867    3,389,875
Due after ten years        2,824,567    2,885,658
                          -----------------------
                          $9,142,124   $9,258,945
                          =======================

                          Amortized    Market or
                             Cost      Fair Value
HELD TO MATURITY:
Due in one year or less   $ 9,549,875   $ 9,566,270
Due after one year
   through five years      31,071,014    31,614,524
Due after five years
   through ten years       25,107,379    26,006,406
Due after ten years         4,646,568     4,858,350
                          -------------------------
                          $70,374,836   $72,045,550
                          =========================


     For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

     Investment securities having a carrying amount and a market or fair value of approximately $27,664,277 and $28,173,564, respectively, at December 31, 1997 were pledged to secure deposits of public funds and for other purposes required or permitted by law.

4. LOANS

     The composition of the loan portfolio is as follows:

                                         December 31,
                                    1997              1996
Collateralized by real estate:
   Commercial                 $ 22,935,097    $ 25,514,488
   Residential mortgages        29,173,322      26,207,601
   Home equity                   2,536,760       1,141,597
   Construction                  1,917,595       1,462,570
                              ----------------------------
                                56,562,774      54,326,256

   Consumer                      8,641,966      10,923,506
   Commercial                   11,923,679      11,961,001
   Credit cards - unsecured      1,043,101         839,890
   Other                         1,727,530       1,735,601
                              ----------------------------
                                79,899,050      79,786,254
   Unearned income                (195,968)       (218,856)
   Unamortized discount
     on purchased loans           (212,840)       (266,486)
                              ----------------------------
                                79,490,242      79,300,912
     Allowance for loan losses  (1,232,464)     (1,150,917)
                              ----------------------------
                              $ 78,257,778    $ 78,149,995
                              ============================

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

     Impaired loans, as defined in SFAS No. 114, and related allowances are summarized below:

                                     December 31,
                                  1997         1996
Gross impaired loans which
   have allowances            $  20,000    $  51,489
Less: Related allowances
   for loan losses               (4,000)      (9,565)
                              -----------------------
Net impaired loans with
   related allowances            16,000       41,924
Impaired loans with no
   related allowances           262,611      377,531
                              -----------------------
Total                         $ 278,611    $ 419,455
                              =======================

     The average recorded investment in impaired loans during 1997, 1996 and 1995 was $358,961, $147,984 and $63,099, respectively. Interest income recognized on impaired loans during 1997, 1996 and 1995 was $6,950, $7,767 and $16,786, respectively.

     Activity within the allowance for loan losses is as follows:

                                  Years Ended December 31,
                             1997         1996            1995
Balance, beginning
   of year             $ 1,150,917    $ 1,046,542    $   890,666
Provision for
   loan losses             120,000        180,000        180,000
Recoveries                  52,442         66,683         16,533
Chargeoffs                 (90,895)      (142,308)       (40,657)
                       ------------------------------------------
Balance, end of year   $ 1,232,464    $ 1,150,917    $ 1,046,542
                       =========================================

5. COMMITMENTS
      In the normal course of business, the Bank makes various commitments to fund loans that are not presented in the accompanying financial statements. At December 31, 1997, the commitments include the following:

Unused lines of credit:
   Commercial                                  $    8,315,161
   Home equity                                      3,330,287
   Credit cards - unsecured                         4,080,561
                                               --------------
                                                   15,726,009
Real estate construction loans                        644,773
Letters of credit                                   1,802,798
                                               --------------
                                               $   18,173,580
                                               ==============

     The unused commercial and home equity lines of credit and real estate construction loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income- producing commercial or residential properties.

     The letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral for nearly all letters of credit. Collateral includes certificates of deposit, other deposits, or lines of credit.

6. PREMISES AND EQUIPMENT

      A summary of premises and equipment is as follows:

                                           December 31,
                                       1997           1996
Land~                            $    285,592    $    287,592
Buildings and improvements          2,989,708       2,930,822
Furniture and fixtures              2,836,724       2,650,316
                                 ----------------------------
                                    6,112,024       5,868,730
Less accumulated
   depreciation                     3,634,966       3,351,076
                                 ----------------------------
                                 $  2,477,058    $  2,517,654
                                 ============================


     Depreciation expense recognized as noninterest expense in 1997, 1996 and 1995 was $340,771, $278,548 and $261,241, respectively.

7. DEPOSITS AND OTHER BORROWINGS

     A summary of deposits is as follows:

                                        December 31,
                                   1997              1996
Demand, noninterest
   bearing                   $   27,544,730   $    25,210,638
Demand, interest
   bearing (NOW)                 29,574,234        30,684,119
Savings                          42,196,044        42,822,921
Time, $100,000 and
   over                          12,721,340        11,569,985
Time, other                      39,045,508        39,536,658
                             --------------------------------
                             $  151,081,856   $   149,824,321
                             ================================

      A summary of time deposits by maturity follows:

                                    1997             1996
Within 12 months             $   39,388,126   $    37,015,256
12 months to 24 months            7,618,060         7,766,092
24 months to 60 months            4,757,365         6,293,982
Over 60 months                        3,297            31,313
                             --------------------------------
                             $   51,766,848   $    51,106,643
                             ================================


      Securities sold under agreements to repurchase generally mature within thirty days from the transaction date. Information concerning agreements to repurchase is summarized as follows:


                                 1997          1996
Average balance
   during the year           $3,094,542    $1,892,744
Average interest rate
   during the year                 4.70%         4.70%
Maximum month-end
   balance during the year   $4,621,601    $4,034,780



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

     In January 1995, the Board of Directors approved the termination of the Bank's defined benefit pension plan effective March 31, 1995. Regulatory approval and settlement of all benefits under this Plan occurred during 1996. The settlement of benefits under this Plan did not have a significant impact on the Corporation's financial condition or results of operations. Net pension expense was $58,913 in 1996 and $161,142 in 1995.

     The Bank implemented a 401(k) plan effective January 1, 1995 which covers substantially all employees. The plan allows employees to contribute up to 15% of their pay with the Bank matching 50% of contributions up to 6% of an employee's pay. Discretionary contributions may also be made to the plan. Total matching and discretionary contributions made by the Bank during 1997, 1996 and 1995 amounted to $103,642, $99,949, and $74,986, respectively.

     The Bank has an Employee Stock Purchase Incentive Plan for full-time Bank employees. Under the Plan each employee will be entitled to receive a cash payment from the Bank equal to 20% of the purchase price of Corporation common stock acquired by the employee on the open market up to a maximum of 100 shares per calendar year.

     The Bank has implemented a director retirement and death benefit plan for the benefit of all members of the Board of Directors of the Bank. The plan is called the Director Defined Benefit Plan and is designed to provide an annual retirement benefit to be paid to each director upon retirement from the board. The retirement benefit provided to each director is an annual benefit equal to $1,000 for each year of service on the board from and after August 24, 1994. In addition, each director shall have the option of deferring any portion or all of his or her director's fees to a maximum of $1,000 per month until retirement. Pension expense recognized in 1997, 1996 and 1995 for this plan was $21,862, $27,721 and $27,001, respectively.

9. INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. Significant components of the Corporation's deferred tax assets and liabilities were as follows:


                                            December 31,
                                         1997          1996
Deferred tax assets:
   Bad debts                         $  248,964   $   195,525
   Deferred loan fees                    54,640        56,469
   Core deposit premium
     amortization                        45,339        49,583
   Other                                 52,972        41,396
                                     ------------------------
                                        401,915       342,973
                                     ========================


Deferred tax liabilities:
   Accretion income                     115,457       112,306
   Depreciation                          87,516        77,003
   Mark-to-market accounting             47,268        16,203
                                     ------------------------
                                        250,241       205,512
                                     ------------------------
Net deferred tax asset               $  151,674   $   137,461
                                     ========================


     The components of income tax expense are as follows:


                                Years Ended December 31,
                            1997         1996         1995
Currently payable       $  726,221   $  718,407   $   687,186
Deferred                   (45,278)     (89,938)      (96,856)
                        --------------------------------------
                        $  680,943   $  628,469   $   590,330
                        ======================================

      The following is a reconciliation of income tax at the federal statutory rate to the effective rate of tax on the financial statements:


                           Years Ended December 31,
                     1997            1996           1995
                  Rate    Amount   Rate   Amount  Rate   Amount
Tax at federal
   statutory rate  34% $1,030,380   34% $974,073   34%  $938,135
Tax-exempt
   interest       (12)   (370,979) (12) (339,466) (13)  (350,363)
Other                      21,542         (6,138)          2,558
                  -----------------------------------------------
Income tax
   expense         22%  $ 680,943   22% $628,469   21%  $590,330
                  ===============================================


10. NONINTEREST INCOME AND EXPENSE

     Noninterest income consists of the following:

                                 Years Ended December 31,
                              1997         1996       1995
Checking account fees     $  496,523   $  514,511  $  495,558
Other                        248,857      280,933     244,678
                          -----------------------------------
                          $  745,380   $  795,444  $  740,236
                          ===================================


     Noninterest expense consists of the following:

                               Years Ended December 31,
                            1997         1996         1995
Salaries and employee
   benefits             $ 2,774,582  $ 2,776,429  $2,678,307
Data processing fees        717,417      734,680     703,645
Net occupancy expenses      421,772      417,719     416,409
Franchise taxes             355,500      332,287     309,000
FDIC premiums                17,889        2,000     160,588
Other                     1,393,725    1,357,750   1,382,637
                        ------------------------------------
                        $ 5,680,885  $ 5,620,865  $5,650,586
                        ====================================

11. SUPPLEMENTAL DISCLOSURES
OF CASH FLOW INFORMATION

                            1997         1996         1995
Cash paid during
  the year for:
     Interest           $ 5,064,473  $ 4,869,056  $4,578,741
     Income taxes           703,935      787,342     563,254

12. RELATED PARTY TRANSACTIONS

     Certain directors and officers of the Corporation, their families and certain entities in which they have an ownership interest, were customers of the Bank in 1997, 1996 and 1995. Any transactions with such parties, including loans and commitments, were in the ordinary course of business at normal terms, including interest rates and collateralization, prevailing at the time and did not represent more than normal risks. At December 31, 1997 and 1996, such loans amounted to $6,850,000 and $6,655,000, respectively. New loans to related parties totaled $1,460,000, $1,211,000 and $2,874,000 for 1997, 1996 and 1995,
respectively, and repayments aggregated $1,265,000, $642,000 and $1,387,000 for the respective years. At December 31, 1997 unused commitments to related parties totaled $2,587,000.

13. REGULATORY MATTERS

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. The regulations require the Bank to meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

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

                ------------------------------------------------


                                                                                As of December 31, 1997
                                                  ----------------------------------------------------------------------------------
                                                                                                             To Be Well Capitalized
                                                                                  For Capital               Under Prompt Corrective
                                                         Actual                 Adequacy Purposes               Action Provisions
                                                  ----------------------------------------------------------------------------------
                                                    Amount      Ratio        Amount        Ratio         Amount         Ratio
                                                                               (Dollars in thousands)
Total capital (to risk-weighted assets)           $  25,218    23.53%       $  8,574     _>*8.00%       $  10,718      _>*10.00%
Tier 1 capital (to risk-weighted assets)             23,986    22.38           4,287     _>*4.00            6,431       _>*6.00
Tier 1 capital (to adjusted tangible assets)         23,986    13.27           5,422     _>*3.00            9,037       _>*5.00
Tangible capital (to tangible assets)                23,986    13.27           3,615     _>*2.00             N/A            N/A



                                                                               As of December 31, 1996
                                                  ----------------------------------------------------------------------------------
                                                                                                             To Be Well Capitalized
                                                                                  For Capital               Under Prompt Corrective
                                                         Actual                 Adequacy Purposes               Action Provisions
                                                  ----------------------------------------------------------------------------------
                                                    Amount      Ratio        Amount        Ratio         Amount         Ratio
                                                                               (Dollars in thousands)
Total capital (to risk-weighted assets)           $  24,747    22.30%       $  8,878     _>*8.00%       $  11,097      _>*10.00%
Tier 1 capital (to risk-weighted assets)             23,596    21.26           4,439     _>*4.00            6,658       _>*6.00
Tier 1 capital (to adjusted tangible assets)         23,596    13.40           5,283     _>*3.00            8,804       _>*5.00
Tangible capital (to tangible assets)                23,596    13.40           3,522     _>*2.00             N/A            N/A


* _> - Equal to or greater than.


                ------------------------------------------------


      As of December 31, 1997, the most recent notification from the Office of Comptroller of the Currency (OCC) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table above. There are no conditions or events since that notification that have changed the Bank's category.

      Management believes, as of December 31, 1997, that the Bank meets all capital requirements to which it is subject. Events beyond management's control, such as fluctuations in interest rates or a downturn in the economy in areas in which the Bank's loans and securities are concentrated, could adversely affect future earnings and, consequently, the Bank's ability to meet its future capital requirements.

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

     The Bank is subject to certain dividend restrictions set forth by the OCC. Under such restrictions, the Bank may not, without the prior approval of the OCC, declare dividends in excess of the sum of current year earnings (as defined) plus the retained earnings (as defined) from the prior two years. The dividends, as of December 31, 1997, that the Bank could declare without the approval of the OCC, amounted to $4,402,728.

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

     The following table presents the estimates of fair value of financial instruments:

                   December 31, 1997          December 31, 1996
                   ----------------------------------------------------
                   Carrying     Fair            Carrying       Fair
                    Amount      Value            Amount        Value
Assets:
  Cash and cash
   equivalents    $16,613,623   $16,613,623   $18,994,813   $18,994,813
  Investment
   securities      80,940,781    82,611,495    76,719,305    78,133,247
  Loans            78,257,778    78,873,635    78,149,995    78,464,477
  Federal bank
   stock              842,800       842,800       546,600       546,600
Liabilities:
  Demand and
   savings
   deposits        99,315,008    99,315,008    98,717,678    98,717,678
  Time deposits    51,766,848    51,828,834    51,106,643    51,125,296
  Short-term
   borrowings       4,576,966     4,576,966     4,910,436     4,910,436


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

     DEMAND AND SAVINGS DEPOSITS AND TIME DEPOSITS - The fair value of demand deposits, which includes statement savings, passbook accounts, money market accounts, and NOW accounts, is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

     SHORT-TERM BORROWINGS - The fair value of short-term borrowings, including securities sold under repurchase agreements and the federal reserve note account, is estimated using rates currently available to the Bank for debt with similar terms and remaining maturities. The carrying amount is a reasonable estimate of fair value.

     OFF-BALANCE SHEET FINANCIAL INSTRUMENTS - The fair value of the off-balance sheet financial instruments, including commitments to originate loans and standby letters of credit, is considered to be equivalent to the value of the current fees charged to enter into the commitments. These fees are not significant at December 31, 1997 and 1996.

15. PARENT ONLY FINANCIAL STATEMENTS

     Balance sheets as of December 31, 1997 and 1996 and statements of income and cash flows for the three years in the period ended December 31, 1997 for National Bancshares Corporation (parent only) are as follows:


                                         December 31,
                                    1997              1996
BALANCE SHEETS
Assets:
   Cash                       $      29,435     $     522,102
   Dividend receivable              600,294           356,425
   Investment in Bank            24,614,936        24,280,424
   Other investments              1,307,000
                              -------------------------------
                              $  26,551,665     $  25,158,951
                              ===============================

Liability:
   Dividends payable          $     366,324     $     354,703
   Other liabilities                  7,548
   Shareholders' Equity          26,177,793        24,804,248
                              -------------------------------
                              $  26,551,665     $  25,158,951
                              ===============================



                                    Years Ended December 31
                              1997           1996           1995
STATEMENTS
OF INCOME
Income:
   Dividends              $ 2,089,461    $   919,201    $   816,025
Expenses:
   Misc. expense              (28,736)       (28,097)       (62,011)
Undistributed equity in
   net income of Bank         288,862      1,345,348      1,414,878
                          ------------------------------------------
Net income                $ 2,349,587    $ 2,236,452    $ 2,168,892
                          ==========================================


                                        Years Ended December 31
                                  1997           1996           1995
STATEMENTS
OF CASH FLOWS
Cash flows from
   operating activities:
   Net income                 $ 2,349,587    $ 2,236,452    $ 2,168,892
   Adjustments to reconcile
     net income to net cash
     provided by operating
     activities:
     Undistributed
       earnings of Bank          (288,862)    (1,345,348)    (1,414,878)
   Change in dividends
     receivable                  (243,869)       (18,759)       (23,449)
                              ------------------------------------------
     Net cash provided
       by operating
       activities               1,816,856        872,345        730,565
Cash flows from
   investing activities:
   Purchase of
   investments                 (1,284,798)
                              ------------------------------------------

Cash flows from
   financing activities:
   Dividends paid                (937,030)      (896,489)      (808,982)
   Dividends reinvested           134,562        147,345         26,124
   Purchase of
     treasury shares             (222,257)                     (194,954)
                              ------------------------------------------
     Net cash used
       by financing
       activities              (1,024,725)      (749,144)      (977,812)
                              ------------------------------------------
Net increase (decrease)
   in cash                       (492,667)       123,201       (247,247)
Cash, beginning of year           522,102        398,901        646,148
                              ------------------------------------------
Cash, end of year             $    29,435    $   522,102    $   398,901
                              ==========================================


[DELOITTE &
 TOUCHE LLP LOGO]

Independent Auditors' Report
To the Board of Directors and Shareholders
National Bancshares Corporation
Orrville, Ohio

     We have audited the accompanying consolidated balance sheets of National Bancshares Corporation and Subsidiary (the "Corporation") as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such financial statements present fairly, in all material respects, the financial position of National Bancshares Corporation and Subsidiary at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte + Touche LLP
-------------------------
Cleveland, Ohio
January 16, 1998

ANALYSIS OF NET INTEREST EARNINGS
      Rate spread and effective rate differential (on a tax equivalent basis). The following table presents an analysis of net interest earning assets and interest bearing liabilities.


                                         1997                            1996                               1995
                          -------------------------------------------------------------------------------------------------
                              Daily                           Daily                             Daily
                             Average              Average    Average               Average     Average              Average
(Dollars in Thousands)       Balance   Interest    Rate      Balance    Interest    Rate       Balance    Interest   Rate
                          -------------------------------------------------------------------------------------------------

ASSETS
Interest earning assets:
   Investment securities:
     Taxable              $  59,159   $ 4,055   6.85%       $  58,132   $  4,040   6.95%        $  66,356  $  4,766  7.18%
     Nontaxable (tax
       equivalent basis)*    19,028     1,702   8.94%          17,024      1,538   9.03%           17,480     1,583  9.06%
Federal funds sold            9,823       540   5.50%           8,962        479   5.34%            9,221       541  5.87%
Net loans (including
   nonaccrual loans)         79,187     7,440   9.40%          75,917      7,196   9.48%           64,662     6,260  9.68%
                          -------------------------------------------------------------------------------------------------
Total interest
   earning assets           167,197    13,737   8.22%         160,035     13,253   8.28%          157,719    13,150  8.34%
                          -------------------------------------------------------------------------------------------------
All other assets             11,942                            11,933                              12,092
                          -------------------------------------------------------------------------------------------------
Total Assets              $ 179,139                         $ 171,968                           $ 169,811
                          =================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing liabilities
   Deposits:
     Interest bearing
       checking           $  30,139   $   788   2.61%       $  30,801   $    822   2.67%        $  31,942  $    896  2.81%
     Savings                 42,003     1,253   2.98%          41,200      1,230   2.99%           40,841     1,213  2.97%
     Time, $100,000
       and over              12,737       720   5.65%           9,938        569   5.73%            9,430       498  5.28%
     Time, other             40,273     2,135   5.30%          39,621      2,113   5.33%           35,976     1,916  5.33%
   Other funds purchased      3,679       176   4.78%           2,600        126   4.85%            4,687       239  5.10%
                          -------------------------------------------------------------------------------------------------
Total interest
   bearing liabilities      128,831     5,072   3.94%         124,160      4,860   3.91%          122,876     4,762  3.88%
                          -------------------------------------------------------------------------------------------------
Demand deposits              23,844                            22,637                              23,233
Other liabilities             1,017                               962                                 850
Shareholders' equity         25,447                            24,209                              22,852
                          -------------------------------------------------------------------------------------------------
Total Liabilities and
   Shareholders' Equity   $ 179,139                         $ 171,968                           $ 169,811
                          =================================================================================================
Net interest income
   (tax equivalent basis)*            $ 8,665                           $  8,393                             $8,388
                          -------------------------------------------------------------------------------------------------
Net interest spread                             4.28%                              4.37%                             4.46%
                          -------------------------------------------------------------------------------------------------
Net yield on total
   earning assets*                              5.18%                              5.24%                             5.32%
                          -------------------------------------------------------------------------------------------------

*Tax equivalence based on highest statutory tax rate of 34%.



HISTORICAL FINANCIAL SUMMARY

FINANCIAL POSITION
(YEAR END BALANCES)                  1997           1996             1995*          1994*           1993*

Total Assets                    $182,982,332    $180,631,014    $175,144,085    $173,041,984    $157,825,715
Cash and Due from Banks            8,068,623       8,194,813       7,946,503       8,261,107       8,242,624
Investment Securities             80,940,781      76,719,305      78,406,304      89,956,248      79,894,188
Loans-Net                         78,257,778      78,149,995      73,141,286      56,215,091      53,200,635
Deposits                         151,081,856     149,824,321     146,996,114     145,862,240     132,446,096
Shareholders' Equity              26,177,793      24,804,248      23,385,931      22,089,249      20,863,330
Book Value Per Share            $      22.96    $      21.72    $      20.48    $      19.34    $      18.27
                                ----------------------------------------------------------------------------

Summary of Operations
Total Interest Income           $ 13,157,905    $ 12,730,539    $ 12,611,712    $ 10,766,011    $ 10,632,243
Total Interest Expense             5,071,870       4,860,197       4,762,140       3,694,748       3,769,411
                                ----------------------------------------------------------------------------
Net Interest Income                8,086,035       7,870,342       7,849,572       7,071,263       6,862,832
Provision for Loan Losses            120,000         180,000         180,000         180,000         180,000
                                ----------------------------------------------------------------------------
Net Interest Income After
   Provision for Loan Losses       7,966,035       7,690,342       7,669,572       6,891,263       6,682,832
Total Noninterest Income             745,380         795,444         740,236         740,183         702,636
Total Noninterest Expense          5,680,885       5,620,865       5,650,586       5,152,378       4,924,868
                                ----------------------------------------------------------------------------
Income Before Income Taxes         3,030,530       2,864,921       2,759,222       2,479,068       2,460,600
Income Taxes Expense                 680,943         628,469         590,330         460,833         460,547
                                ----------------------------------------------------------------------------
Net Income                      $  2,349,587    $  2,236,452    $  2,168,892    $  2,018,235    $  2,000,053
                                ============================================================================
Net Income Per Share            $       2.06    $       1.96    $       1.90    $       1.77    $       1.75
Cash Dividends                  $    948,651    $    900,103    $    822,014    $    736,730    $    689,162
Cash Dividends Per Share        $       0.83    $       0.79    $       0.72    $       0.65    $       0.60
Dividend Payout Percentage             40.38%          40.25%          37.90%          36.50%          34.46%
Weighted Average Number
   of Shares Outstanding           1,142,906       1,140,343       1,140,343       1,140,343       1,140,343
Return on Average Assets                1.31%           1.30%           1.28%           1.29%           1.33%
Return on Average Equity                9.23%           9.24%           9.49%           9.37%           9.88%
Average Equity to
   Total Assets                        14.21%          14.08%          13.46%          13.82%          13.48%
Risk-Based Capital
   Percentage                          23.53%          22.30%          20.67%          20.45%          22.40%
Full Time Equivalent Staff                96              95              94              92              92
Average Total Assets to
   Full Time Equivalent Staff   $  1,866,035    $  1,810,186    $  1,806,496    $  1,694,535    $  1,631,416
                                ============================================================================

* All share and per share data restated for a 5 for 4 stock split on November 15, 1996.


DIRECTORS

Charles J. Dolezal
Chairman, President,
Chief Executive Officer

Sara Balzarini
Vice President of Finance
Contours, Inc.

James L. Gerber
Retired

Ray D. Gill
Retired

John W. Kropf
Attorney
Kropf, Wagner, & Hohenberger

Steve Schmid
President
Smith Dairy Products, Inc.

John E. Sprunger
President
Kidron Auction, Inc.

James F. Woolley
Chief Executive Officer
R.W.Screw Products, Inc.

Albert Yeagley
Plant Manager
J.M. Smucker Company


Robert F. Gumz
Director Emeritus

Paul H. Smucker
Director Emeritus

OFFICERS

NATIONAL BANCSHARES CORPORATION

Charles J. Dolezal
President

Kenneth R. VanSickle
Senior Vice President,
Secretary

Lawrence Cardinal, Jr.
Vice President,
Treasurer
--------------------------------------------------------------

FIRST NATIONAL BANK

Charles J. Dolezal
President

CONTROL
Lawrence Cardinal, Jr.
Vice President & Controller

Angela Smith
Assistant Controller

LENDING
Kenneth R. VanSickle
Senior Vice President, Chief Loan Officer

Scott Holmes
Assistant Vice President,
Manager of Loan Department

Dean Karhan
Loan Officer

Sara Martin
Loan Officer

Carol Yoder
Loan Officer

OPERATIONS
Robert Woodruff
Vice President & Cashier

Jackie Samsa
Assistant Vice President,
Manager of Human Resources

Jan Zacharias
Operations Officer

SALES AND BUSINESS DEVELOPMENT
Harold Berkey
Vice President of Customer Services

SECURITY/COMPLIANCE
Ron Armentrout
Assistant Vice President,
Security Officer, Compliance Officer

AUDIT
Jim Huntsberger
Auditor

BRANCH ADMINISTRATION

David Chapman
Assistant Vice President,
Manager Mt. Eaton Office

Carolyn Forrer
Administrative Officer,
Manager Main Office Lobby

Ruth Harding
Administrative Officer,
Manager West High Office

Karen Hicks
Assistant Vice President,
Manager Smithville Office

Michelle Kieffaber
Loan Officer,
Dalton Office

James Kuschmeader
Assistant Vice President,
Manager Dalton Office

Larry Kytta
Assistant Vice President,
Manager Lodi Office

Steve Riddick
Assistant Vice President,
Manager Seville Office

Valerie Stein
Assistant Vice President,
Manager Kidron Office

Rita Tyrrell
Administrative Officer,
Dalton Office

Betty Wyant
Assistant Vice President,
Manager Midway Office


[RECYCLED PAPER LOGO]
This annual report was printed entirely on recycled paper, using environmentally safe inks.

(C)1998 National Bancshares Corporation

                                                          [LOGO]
                                                          NATIONAL
                                                          BANCSHARES
                                                          CORPORATION
                                                          112 West Market Street
                                                          Orrville, Ohio 44667
                                                          (330) 682-1010

                                                          www.fnborrville.com