Form 10-K405, Exhibit 13
period 1998-12-31
NATIONAL BANCSHARES CORP /OH/
filed 1999-03-26
CIK 790362

                                                              [LOGO] NATIONAL
                                                                     BANCSHARES
                                                                     CORPORATION


                              1998 ANNUAL REPORT


                                  [GRAPHIC]


                                  DIVIDENDS

                                    ASSETS

                                   DEPOSITS

                                    LOANS

                                    EQUITY

                                   INTEREST

FINANCIAL HIGHLIGHTS

FINANCIAL POSITION

                                                                      PERCENTAGE
(YEAR END BALANCES)                 1998                 1997           CHANGE
Total Assets                    $190,203,604        $182,982,332         3.95%

Deposits                         157,714,551         151,081,856         4.39%

Loans-Net                         92,037,075          78,257,778        17.61%

Investment Securities             69,808,933          80,940,781        -13.75%

Shareholders' Equity              27,192,882          26,177,793         3.88%


SUMMARY OF OPERATIONS

Net Interest Income                8,235,686           8,086,035         1.85%

Net Income                         2,344,645           2,349,587        -0.21%

Regular Cash Dividends             1,001,743             948,651         5.60%

Net Income Per Share                    1.03                1.03         0.00%

Cash Dividends Per Share                0.44                0.42         6.02%

Book Value Per Share            $      11.93        $      11.48         3.92%

National Bancshares Corporation is a one-bank holding company with assets totaling over $190 million. First National Bank, its subsidiary, is headquartered in Orrville, Ohio. Serving Wayne County, southern Medina County, and parts of Stark and Holmes counties through ten banking offices, First National Bank offers a variety of personal and commercial deposit and lending services.

DEAR SHAREHOLDERS


[PHOTO OF CHARLES J. DOLEZAL]


     Year end balance sheet results posted respectable financial gains for 1998. Total assets reached an all time high of over $190 million, increasing over year end 1997 by $7.2 million, almost a 4% growth. Total loans increased by $13.8 million, or approximately 17.6% over December 31, 1997. Investment securities decreased by $11 million or 13.8% as maturing bonds were redeployed to fund increasing loan demand. Total deposits increased by over $6.6 million or 4.4% over the end of the previous year. Deposit growth was primarily in core deposits.

     Net income from operations finished the year nearly flat with that from the previous year. Net interest income was up 1.9%, or approximately $150 thousand. Noninterest income increased by $129 thousand, or 17.3% over 1997. A portion of this increase included a gain from the sale of mortgage loans to the secondary market. We will continue to receive servicing income from these loans since we service loans that are sold. Total noninterest expenses increased by $371 thousand dollars, or 6.5%. This increase stemmed partially from a one time cost associated with converting all main data processing systems to a new service bureau in August of 1998.

     Cash dividends declared during 1998 totaled 44 cents per share. This was a 6% increase over 1997's total declared cash dividends. This continues the long-term trend of increasing annual cash dividends. We have experienced this increase for more than the past 30 consecutive years.

     On May 29, 1998, a 2 for 1 stock split was issued to shareholders of record as of May 15, 1998. The market value of our stock continued to climb through 1998. The locally quoted bid price increased by over 22% during the past 12 months. When coupled with the total declared cash dividends, the total return for the year equates to approximately 24%. The annualized compounded rate of return on our stock for the past five years was 25.4% per year. We hope you will continue to hold National Bancshares Corporation stock as an important part of your investment portfolio.

     After many years of service, two of our directors, Jim Gerber and Ray Gill, retired on October 31, 1998. Jim and Ray have assisted our organization in its growth during the past number of years. Jim has served on the boards of National Bancshares Corporation and First National Bank for the past 19 years while Ray has served both boards for six years. During their tenure, they assisted in the growth of our organization through branch acquisition and market expansion. We thank them for their many years of service and wish them all the best in their retirement.

     Two new directors were appointed by the board of directors to fill the vacancies created by the retiring board members. Howard Wenger of Dalton and Bobbi Douglas of Wooster have joined the bank and holding company Board of Directors. Howard is President of Wenger Excavating, Inc., Lake Region Oil, Inc. and Northstar Asphalt, Inc. Bobbi is Executive Director of Wayne County Alcoholism Services and Every Woman's House. Howard and Bobbi have both been very active in various community affairs. We welcome them to our organization and look forward to working with them.

     We were saddened in December with the passing of Paul Smucker. Paul had served on the Board of Directors of First National Bank since 1955 and National Bancshares Corporation since its inception in 1986. He retired from both boards on December 31, 1996. Upon his retirement he was appointed Director Emeritus in recognition of his extensive service to our organization. During the 41 years that Paul served our organization, he assisted the growth of our institution and helped oversee numerous mergers and branch acquisitions as well as the formation of our holding company. We will greatly miss him.

     In the near future, we will be facing the coming of a new millennium. With this new century comes the challenge of making sure all computer systems will operate appropriately. Certain computer hardware and software was designed to read the year in two digits rather than four. Under this design, moving from the year 1999 (read as 99 in a two digit system) to the year 2000 (read as 00) would be read by the computer as the year 1900. This could create significant problems in systems that perform calculations using dates. We began addressing this situation in our organization quite some time ago. We established a schedule for testing and remediating all our internal computer hardware and software programs to determine compatibility with the year 2000. Systems that did not pass the testing have been upgraded or replaced with compliant systems. Outside computer vendors that provide service have been actively testing and upgrading their systems as well. In August, we converted to new mainframe computer software with Computer Services, Inc. of Paducah, Kentucky. These systems have been tested and passed for year 2000 compliance. They will take us into the new millennium and will also enable us to offer more services to our customers.

     Last fall, we purchased the former Giffin Prescription Center building located at 1725 Cleveland Road in Wooster, Ohio. We are currently renovating this building to establish a full service office at this location. Regulatory approval has been received from the Office of the Comptroller of the Currency. We are anticipating commencing operations at this new site on, or around, April 1, 1999. We look forward to serving the Wooster market.

     The global economic scene during 1998 has been quite interesting. As economic problems began in Asia and spread to Latin America and Russia, the reverberation was felt worldwide. International stock markets, as well as those in the United States, fell dramatically, only to regain some lost momentum later. The stock markets continue to move rather erratically from day to day. Interest rates declined during the course of the past year as well. Even though numerous countries throughout the world are in difficult economic times, the economy in the United States has been moving forward. Inflation is at historic lows while employment has been at historic highs. Two very desirable, but at times conflicting, realities for a country to experience. Hopefully, our domestic economy will continue its positive move forward in the future, and we may all benefit from these relatively good economic times.


/s/ Charles J. Dolezal


Charles J. Dolezal
President and Chairman

FINANCIAL REVIEW


     National Bancshares Corporation experienced continued success in 1998. Total assets grew approximately $7.2 million ending 1998 at $190,203,604. This represents a 3.9% increase over the previous year. Average assets also experienced growth in 1998, increasing to approximately $184.7 million from $179.1 million in 1997, or an increase of $5.6 million. Net income in 1998 totaled $2,344,645 compared to $2,349,587 in 1997. This represents a decrease of $4,942 or 0.2%.

     Cash and due from banks amounted to $7,675,122 and $8,068,623 at December 31, 1998 and 1997, respectively. This was a decrease of $394 thousand, or 4.9%. Cash reserves are maintained at appropriate levels in order to meet customer needs with consideration given to security. Excess cash is prudently invested in order to maximize a safe and profitable return on assets. A significant portion of this account represents the normal processing of outgoing cash letters, which represents checks deposited with us that were drawn on other banks.

--------------------------------------------

INVESTMENT SECURITIES
(Millions of Dollars)

1998      1997      1996      1995      1994
69.8      80.9      76.7      78.4      90.0

--------------------------------------------

     Total investment securities decreased approximately $11.1 million ending 1998 at $69,808,933 compared to $80,940,781 at the end of 1997. The average balance of taxable investment securities decreased from $59.2 million in 1997 to $54.6 million in 1998, while the average nontaxable investment securities increased approximately $2.5 million in 1998 from 1997. The market or fair value of the total portfolio was $71,614,775 and $82,611,495 as of December 31, 1998 and 1997, respectively.

     U.S. treasury and agency obligations decreased approximately $6.4 million or 18.0% with balances of $29,355,141 on December 31, 1998 compared to $35,798,775 on December 31, 1997. The net market appreciation of this category was approximately $607 thousand as of December 31, 1998.

     Mortgage backed securities were $2,083,805 and $3,480,116 on December 31, 1998 and 1997, respectively. This was a decline of $1.4 million or 40.1%. The net market appreciation of these securities was $31 thousand on December 31, 1998.

     Obligations of states and political subdivisions ended 1998 at $21,456,109, which was 2.7% lower than the $22,057,244 balance on December 31, 1997. The net market appreciation was approximately $1.1 million as of December 31, 1998. To assist in local development, the bank actively purchases bonds issued by local municipalities, school systems and other public entities when opportunities present themselves.

     Other securities ended 1998 at $16,913,878, which was 13.7% lower than the December 31, 1997 balance of $19,604,646. This group of securities is primarily comprised of high quality corporate bonds and notes. The net market depreciation was approximately $164 thousand as of December 31, 1998, primarily resulting from the decrease in market value of certain equity securities owned by the Corporation.

     Federal funds sold were $13,215,000 and $8,545,000 as of December 31, 1998 and 1997, respectively. Average balances increased during the year with 1998 averaging $11.7 million compared to $9.8 million during 1997. Federal funds sold are overnight investments with our correspondent banks. This is an investment tool that is used to maximize the earning assets of the bank.

     Net loans increased by approximately $13.8 million, or 17.6% during 1998. Net loan balances were $92,037,075 and $78,257,778 on December 31, 1998 and 1997, respectively. Average net loans posted an increase of $5.4 million with a yearly average of $84.6 million for 1998.

     Loans collateralized by real estate totaled $64,714,431 on December 31, 1998, as compared to $56,562,774 as of December 31, 1997. All real estate categories, except construction, posted increases in 1998. There was a $2.2 million increase in commercial real estate loans, $3.9 million increase in residential mortgages, home equity loans increased $2.7 million while construction loans declined by $706 thousand.

     Consumer loans, totaling $8,842,643 on December 31, 1998, were 2.3% above the 1997 ending total of $8,641,966. Commercial loans were $16,576,714 and $11,923,679 as of December 31, 1998 and 1997, respectively. Credit card loans increased 8.3% during the year with balances of $1,129,516 on December 31, 1998. Other loans increased $675 thousand during 1998 ending the year at $2,402,317.

     The allowance for loan losses was $1,296,513 and $1,232,464 as of December 31, 1998 and 1997, respectively. The allowance for loan losses to total loans percentages were 1.39% and 1.55% and net charge-off to total loans percentages were .06% and .05% for 1998 and 1997, respectively. As with any charge-off, the bank continues to attempt recovery where feasible. The ratio of non-perform-ing loans to total loans was .18% for 1998 compared to .54% in 1997. Non-performing loans consist of loans past due 90 days or more and loans that have been placed on nonaccrual status. A substantial portion of the loan growth during 1998 was in residential mortgages and home equity loans, which generally carry less risk than other types of loans. Management reviews the allowance for loan losses on a regular basis to determine the adequacy of the reserve.

     Premises and equipment totaled $2,650,105 on December 31, 1998 as compared to $2,477,058 on December 31, 1997. During 1998 capital expenditures exceeded depreciation by $173 thousand. Improvements and repairs to bank buildings and equipment are performed as needed to keep them in good working order in an effort to provide convenient and pleasant banking offices to meet our customers needs. During 1998, the Corporation purchased a facility in Wooster and plans to open a full-service branch at this location in the spring of 1999.

     Total deposits posted a $6.6 million or 4.4% increase ending 1998 at $157,714,551, as compared to $151,081,856 on December 31, 1997. Average deposits increased from $149.0 million in 1997 to $152.3 million in 1998.

     Demand deposits, which represent noninterest-bearing checking accounts, ended 1998 at $31,486,957, which was a growth of 14.3% over the December 31, 1997 balance of $27,544,730. The average demand accounts for 1998 were $27.0 million as compared to $23.8 million in 1997.

     Interest-bearing checking accounts finished 1998 at $31,128,562 compared to $29,574,234 a year earlier. This was an increase of $1.6 million, or 5.3%. Average balances declined by $0.7 million from $30.1 million in 1997 to $29.4 million in 1998. Interest bearing checking accounts include our Negotiable Order of Withdrawal accounts and Money Market Deposit Accounts.

     Savings accounts totaled $42,723,134 on December 31, 1998, approximately $527 thousand above the end of the previous year. Average savings accounts decreased from $42.0 million during 1997 to approximately $41.7 million in 1998. First National offers both passbook and statement savings accounts.

--------------------------------------------
LOANS - NET
(Millions of Dollars)

1998      1997      1996      1995      1994
92.0      78.3      78.1      73.1      56.2

---------------------------------------------

---------------------------------------------
DEPOSITS
(Millions of Dollars)

1998      1997      1996      1995      1994
157.7     151.1     149.8     147.0     145.9

---------------------------------------------

     Time deposits of less than $100,000 amounted to $40,390,286 and $39,045,508 as of December 31, 1998 and 1997, respectively. This represents an increase of $1.3 million or 3.4%. Average time balances of less than $100,000 decreased approximately $77 thousand giving 1998 an average time deposit balance of $40.2 million as compared to approximately $40.3 million in 1997.

     Time deposits of $100,000 and over decreased from $12,721,340 on December 31, 1997 to $11,985,612 on December 31, 1998. Average time deposits of $100,000 and over increased by $1.3 million over 1997 giving 1998 an average of $14.1 million.

     Securities sold under agreements to repurchase were $3,956,501 on December 31, 1998 in comparison to $3,576,966 at the end of 1997, or approximately $380 thousand higher. The Federal Reserve note account balance was $87,358 and $1,000,000 as of December 31, 1998 and 1997, respectively. The average of other funds purchased increased in 1998 to $4.3 million from $3.7 million during 1997.

     Shareholders' equity had an ending balance of $27,192,882 on December 31, 1998. This is an increase of $1.0 million or 3.9% above the 1997 ending balance of $26,177,793. This growth translates to a $0.45 increase in book value per share, raising the book value per share to $11.93 on December 31, 1998, as compared to $11.48 on December 31, 1997. Under the federal risk-based capital regulations, the Bank's total capital to risk based assets of 21.58% on December 31, 1998 was more than twice the 8% minimum required. The Bank remains in a very favorable position when compared to its peer group in the area of capitalization.

     Shareholders' equity also reflects the change in accumulated other comprehensive income. This represents the unrealized appreciation or depreciation in the market value of investment securities (net of taxes) that are available for sale. During 1998 accumulated other comprehensive income decreased by $266,269, resulting in an unrealized depreciation balance of $174,514 at December 31, 1998. While the majority of the debt securities in the available for sale portfolio show market appreciation, the market value of equity securities reflects market depreciation at December 31, 1998.

     In summary, the Corporation continued to experience balance sheet growth highlighted by increases of approximately 17.6% in loans, 4.4% in deposits and 3.9% in shareholders' equity.

LIQUIDITY

     Liquidity is the consideration of the Corporation's ability to meet its necessary outgoing cash flow needs. Cash equivalents for the cash flow statement of $20.9 million is composed of $7.7 million in cash and due from banks and $13.2 million in federal funds sold. Management considers the Corporation to be in a satisfactory liquidity position with the ability to meet the demands of its customers and the local economy.

RESULTS OF OPERATIONS

     Net income for 1998 was $2,344,645, or approximately 0.2% below 1997's net income of $2,349,587. Net income for 1997 was approximately 5.1% over 1996's net income of $2,236,452. This equates to net income per share of $1.03 for 1998 and 1997 and $0.98 for 1996. The primary source of income continues to be interest on loans and other investments with additional revenues generated from fees on non-interest related services.

     Interest and fees on loans of $7,823,312 for 1998 was above 1997 by 5.2%, or approximately $384 thousand. Interest and fees on loans also increased from 1996 to 1997, improving by 3.4%, or approximately $243 thousand. The improvement in both years was primarily due to an increase in average loan volume. Average interest yields on loans were 9.25%, 9.40% and 9.48% for 1998, 1997 and 1996, respectively.

--------------------------------------------
SHAREHOLDERS' EQUITY
(Millions of Dollars)

1998      1997      1996      1995      1994
27.2      26.2      24.8      23.4      22.1

---------------------------------------------

     Interest on federal funds sold was $621,579, $540,056 and $479,248 for 1998, 1997 and 1996, respectively. The increase of $82 thousand in 1998 was the result of higher volume of average funds sold. The increase of $61 thousand in 1997 was the result of higher average interest yields and higher volume.

     Interest on taxable investment securities decreased by approximately $485 thousand ending 1998 at $3,569,761. This 12.0% decrease in interest income was due to decreases in both the average investment balances and average interest rates. In 1997, interest on taxable investment securities increased by approximately $15 thousand or 0.4% over 1996. This increase was due to an increase in average investment balances.

     Interest on obligations of states and political subdivisions totaled $1,220,486 for 1998, which was $97 thousand or 8.7% above 1997. The average balance of these investments increased $2.5 million while the average taxable equivalent yield declined from 8.94% in 1997 to 8.60% in 1998. Interest on obligations of states and political subdivisions totaled $1,123,230 for 1997, which was $109 thousand or 10.7% above 1996. The average balances increased $2 million in 1997 while the average taxable equivalent yield declined from 9.03% to 8.94%.

     Total interest income of $13,235,138 for 1998 was $77 thousand higher than 1997's total of $13,157,905 as a result of the generally increasing loan volumes. 1997's total interest income exceeded 1996's by $427 thousand due to higher volumes of loans, investments and federal funds sold.

     Interest on deposits totaled $4,807,849 in 1998 as compared to $4,896,074 in 1997. This $88 thousand decrease, which equaled a 1.8% decline, was due to lower average rates on deposits. Comparing 1997 to 1996, interest on deposits increased $162 thousand or 3.4%. The increase was due to higher average balances in savings and time deposits.

     Interest expense on other funds purchased was $191,603, $175,796 and $126,003 for 1998, 1997 and 1996, respectively. The increases in 1998 and 1997 were the result of higher average balances.

     Net interest income before provision for loan losses was $8,235,686, $8,086,035 and $7,870,342 for 1998, 1997 and 1996 respectively. This represents an increase of 1.8% in 1998 and 2.7% in 1997. The net interest margin, which is calculated on a tax equivalent basis was 5.14%, 5.18% and 5.24% for 1998, 1997 and 1996, respectively, reflecting a slightly narrowing interest margin for the Corporation.

     The Bank provides for potential loan losses throughout the year. In both 1998 and 1997 the provision for loan losses was $120,000. In 1996 the provision for loan losses was $180,000. The provision for loan losses is based on the Bank's past loan loss experience, current delinquencies, mix and various types of loans, general economic conditions and trends, and an evaluation of the losses inherent in the current loan portfolio.

     Net interest income after provision for loan losses was $8,115,686, $7,966,035 and $7,690,342 in 1998, 1997 and 1996, respectively. This represents an increase of 1.9% in 1998 and 3.6% in 1997.

     Noninterest income totaled $874,699, $745,380 and $795,444 for 1998, 1997 and 1996, respectively. Noninterest income is primarily comprised of checking account fees, which were $545 thousand in 1998, $497 thousand in 1997 and $515 thousand in 1996. Other noninterest income includes safety deposit box rents, net security gains/losses, net gains/losses on loans sold and other miscellaneous fees and collections.

     Noninterest expenses were $6,051,569 for 1998, $5,680,885 in 1997 and $5,620,865 in 1996. This represents a $371 thousand or 6.5% increase in 1998 and a $60 thousand or 1.1% increase in 1997. The increase in 1998 was due to higher salaries and employee benefits, data processing fees and miscellaneous other expenses. The higher salaries and employee benefits were mainly due to normal salary increases and increased medical insurance premiums. The increase in 1997 was due mainly to higher miscellaneous other expenses.

---------------------------------------------
NET INCOME
(Millions of Dollars)

1998      1997      1996      1995      1994
2,345     2,350     2,236     2,169     2,018

----------------------------------------------

     The income tax provision amounted to $594,171, $680,943 and $628,469 in 1998, 1997 and 1996, respectively. The growth in nontaxable interest income and noninterest expenses was the main reason for this decrease in 1998. The income tax provision increased in 1997 due to the growth in taxable interest income.

     Cash dividends declared during 1998 were $0.44 per share, compared to $0.42 per share in 1997 and $0.40 per share in 1996. The dividend payout percentage was 42.72%, 40.38% and 40.25% in 1998, 1997 and 1996, respectively. Return on average equity was 8.71%, 9.23% and 9.24% for 1998, 1997 and 1996, respectively. Return on average assets was a respectable 1.27%, 1.31% and 1.30% in 1998, 1997 and 1996, respectively.

ASSET AND LIABILITY MANAGEMENT

     Management considers interest rate risk to be the Corporation's most significant market risk. Management focuses on maintaining consistent growth in net interest income, while managing interest rate risk within Board-approved policy limits. The Corporation's Asset/Liability Management Committee, which consists of the Corporation's Executive Officers and reports directly to the Board of Directors, monitors and manages interest rate risk in order to maintain an acceptable level of possible change in net interest income as a result of changes in interest rates. The Corporation does own a limited amount of equity securities, which have more price volatility compared to debt securities. This does subject the Corporation to some equity risk. The Corporation does not own any trading assets and is not subject to foreign currency exchange or commodity price risk.

     The Corporation uses a static gap analysis model as its primary method to identify and manage its interest rate risk. The model measures the difference between the assets and liabilities repricing or maturing within specific time periods. The model also considers prepayment assumptions and estimated paydowns in the loan and investment portfolios. An asset-sensitive position indicates that there are more rate-sensitive assets than rate-sensitive liabilities repricing or maturing within specific time horizons, which would generally imply a favorable impact on net interest income in periods of rising interest rates and a negative impact in periods of falling rates. A liability-sensitive position would generally imply a negative impact on net interest income in periods of rising rates and a positive impact in periods of falling rates.

     Management's goal is to manage the Corporation's interest rate risk by maintaining the gap between interest-earning assets and interest-bearing liabilities repricing in a one-year period within a range of plus or minus 10% of total assets.

     Gap analysis has limitations because it cannot measure the effect of interest rate movements and competitive pressures on the repricing and maturity characteristics of interest-earning assets and interest-bearing liabilities. The model assumes that certain assets and liabilities of similar maturity or repricing opportunities will react the same to changes in interest rates. However, certain types of financial instruments may react in advance to changes in market rates, while other types of financial instruments may lag behind the change in general market rates.

     At December 31, 1998 the Corporation was relatively balanced with a one year cumulative gap of .37% of total assets, indicating a slightly higher balance of rate sensitive assets than rate sensitive liabilities. The estimated impact on the net interest margin from modestly rising or falling interest would be relatively insignificant due to the short duration of mismatch within the first 12 months. The following table shows the estimated change in net interest income over 12 months if interest rates were to immediately increase or decrease by 200 basis points.

           Change in       Percentage Change in
         Interest Rates    Net Interest Income
         (basis points)      Over 12 Months
-----------------------------------------------
             +200                -2.2%
             -200                 0.6%

FORWARD-LOOKING STATEMENTS

     The Corporation is not aware of any trend, events or uncertainties that will have or are reasonably likely to have a material affect on the liquidity, capital resources or operations except as discussed herein. Also, the Corporation is not aware of any current recommendations by regulatory authorities which would have such an affect if implemented. The Corporation cautions that any forward-looking statements contained in this report, in a report incorporated by reference to this report or made by management of the Corporation involves risk and uncertainties and are subject to change based on various important factors. Actual results could differ materially from those expressed or implied. Additionally, the Corporation claims no notification responsibilities should their opinions change from those expressed herein.

YEAR 2000 COMPLIANCE

     The Corporation uses an outside data processing center which also provides processing services to other financial institutions. The Corporation's lending and deposit activities are almost entirely dependent upon computer systems which process and record transactions, although the Corporation can effectively operate with manual systems for brief periods when its electronic systems malfunction or cannot be accessed. In addition to its basic operating activities, the Corporation's facilities and infrastructure, such as security systems and communications equipment, are dependent, to varying degrees, upon computer systems.

---------------------------------------------
CASH DIVIDENDS PER SHARE
(Millions of Dollars)

1998      1997      1996      1995      1994
$.44      $.42      $.40      $.36      $.33

----------------------------------------------

     The Corporation is aware of the potential Year 2000 related problems that may affect the computers which control or operate the Corporation's operating systems, facilities and infrastructure. In 1997, the Corporation began a process of identifying any Year 2000 related problems that may be experienced by its computer-operated or computer-dependent systems. Each application has been identified as "Mission Critical" or "Non-Mission Critical." The Corporation has contacted the companies that supply or service the Corporation's computer-operated or computer-dependent systems to obtain confirmation that each system material to the operations of the Corporation is either Year 2000 compliant or is expected to be Year 2000 compliant. The Corporation believes all Mission Critical hardware and software systems are Year 2000 compliant. With respect to systems that cannot presently be confirmed as Year 2000 compliant, the Corporation will continue to work with the appropriate supplier or servicer to ensure all such systems will be rendered compliant in a timely manner, with minimal expense to the Corporation or disruption of the Corporation's operations. System testing, renovation, validation and implementation will continue through 1999. As a contingency plan, however, the Corporation has determined that if the Corporation's systems fail, the Corporation would implement manual systems until such systems could be re-established. The Corporation does not anticipate that such short-term manual systems would have a material adverse effect on the Corporation's operations. At this time, however, the expense that may be incurred by the Corporation in connection with system failure related to the Year 2000 issue cannot be determined.

     In addition to the possible expense related to its own systems, the Corporation could incur losses if loan payments are delayed due to Year 2000 problems affecting any of the Corporation's significant borrowers or impairing the payroll systems of large employers in the Corporation's primary market area. Because the Corporation's loan portfolio is highly diversified with regard to individual borrowers and types of businesses and the Corporation's primary market area is not significantly dependent on one employer or industry, the Corporation does not expect any significant or prolonged Year 2000 related difficulties will affect net earnings or cash flow. At this time, however, the expense that may be incurred by the Corporation in connection with Year 2000 issues cannot be determined.

IMPACT OF NEW ACCOUNTING STANDARD

     A new standard requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The standard does not allow hedging of a security which is classified as held to maturity. Accordingly, companies may reclassify any security from held to maturity to available for sale upon adoption of the pronouncement if they wish to be able to hedge the security in the future. The standard is effective for the Corporation in 2000. Management does not expect the adoption of this standard to have a significant impact on the Corporation's financial statements.

PRICE RANGES OF COMMON STOCK

     The stock prices below reflect inter-dealer bid prices, without adjustments for retail markups, markdowns or commissions and may not represent actual transactions.

--------------------------------------------------------------------------------

    1998                     HIGH                LOW         DIVIDENDS PER SHARE
First Quarter             $  26.00            $  23.87            $ .090

Second Quarter               28.00               26.00              .090

Third Quarter                29.00               28.00              .090

Fourth Quarter               29.00               29.00              .170

--------------------------------------------------------------------------------

    1997                     HIGH                LOW         DIVIDENDS PER SHARE
First Quarter             $  18.50            $  17.50            $ .085

Second Quarter               19.50               18.50              .085

Third Quarter                20.00               19.50              .085

Fourth Quarter               23.75               21.00              .160

--------------------------------------------------------------------------------

Per share information restated for a 2 for 1 stock split on May 29, 1998.


SHAREHOLDER INFORMATION


CORPORATE OFFICE
National Bancshares Corporation
112 West Market Street
P.O. Box 57
Orrville, Ohio 44667
(330)682-1010

STOCK TRADING INFORMATION
     The shares of common stock of National Bancshares Corporation are traded on the local over-the-counter market primarily with brokers in the Corporation's service area.

FORM 10-K
     A copy of the Corporation's 1998 Annual Report on Form 10-K as filed with the SEC will be furnished free of charge to shareholders upon written request to the company.

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

CONSOLIDATED
BALANCE SHEETS
DECEMBER 31, 1998 AND 1997

ASSETS
                                                                          1998              1997
Cash and due from banks                                              $   7,675,122     $   8,068,623

Federal funds sold                                                      13,215,000         8,545,000
                                                                     -------------------------------

         Total cash and cash equivalents                                20,890,122        16,613,623

Securities available for sale                                           13,030,285        10,565,945
Securities held to maturity (fair value 1998 - $58,584,490;
         1997 - $72,045,550)                                            56,778,648        70,374,836

Federal bank stock                                                         884,500           842,800

Loans, net of allowance for loan losses 1998 - $1,296,513;
         1997 - $1,232,464                                              92,037,075        78,257,778

Accrued interest receivable                                              1,351,375         1,574,829

Premises and equipment - net                                             2,650,105         2,477,058

Other assets                                                             2,581,494         2,275,463
                                                                     -------------------------------
TOTAL                                                                $ 190,203,604     $ 182,982,332
                                                                     ===============================


LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:

Deposits                                                             $ 157,714,551     $ 151,081,856

Securities sold under repurchase agreements                              3,956,501         3,576,966

Federal reserve note account                                                87,358         1,000,000

Accrued expenses and other liabilities                                   1,252,312         1,145,717
                                                                     -------------------------------
      Total liabilities                                                163,010,722       156,804,539


SHAREHOLDERS' EQUITY:

Common stock, 1998 - no par value; 1997 - $10 par value;
         6,000,000 shares authorized, 2,289,528 and
         1,144,764 shares issued in 1998 and 1997                       11,447,640        11,447,640

Additional paid-in-capital                                               4,689,800         4,689,800

Accumulated other comprehensive income                                    (174,514)           91,755

Retained earnings                                                       11,523,005        10,137,118

Less 10,588 and 4,446 treasury shares - at cost                           (293,049)         (188,520)
                                                                      -------------------------------
      Total shareholders' equity                                        27,192,882        26,177,793
                                                                      -------------------------------
TOTAL                                                                $ 190,203,604     $ 182,982,332
                                                                      ===============================

See accompanying notes to consolidated financial statements.

CONSOLIDATED
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                               1998           1997           1996
 INTEREST INCOME:

         Loans, including fees                             $ 7,823,312    $ 7,439,692    $ 7,196,393

         Federal funds sold                                    621,579        540,056        479,248

         Securities:
           Taxable                                           3,569,761      4,054,927      4,040,191
           Nontaxable                                        1,220,486      1,123,230      1,014,707
                                                           -----------------------------------------
             Total interest income                          13,235,138     13,157,905     12,730,539


INTEREST EXPENSE:

         Deposits                                            4,807,849      4,896,074      4,734,194

         Short-term borrowings                                 191,603        175,796        126,003
                                                           -----------------------------------------
             Total interest expense                          4,999,452      5,071,870      4,860,197
                                                           -----------------------------------------
                    Net interest income                      8,235,686      8,086,035      7,870,342

PROVISIONS FOR LOAN LOSSES                                     120,000        120,000        180,000
                                                           -----------------------------------------

 NET INTEREST INCOME AFTER PROVISION
         FOR LOAN LOSSES                                     8,115,686      7,966,035      7,690,342
                                                           -----------------------------------------
NONINTEREST INCOME

         Checking account fees                                 545,212        496,523        514,511

         Securities gains                                           --             --         21,097

         Other                                                 329,487        248,857        259,836
                                                           -----------------------------------------
             Total noninterest income                          874,699        745,380        795,444
                                                           -----------------------------------------
NONINTEREST EXPENSE

         Salaries and employee benefits                      2,959,396      2,774,583      2,776,429

         Data processing fees                                  761,320        717,417        734,680

         Net occupancy expense                                 403,066        421,772        417,719

         Franchise taxes                                       352,211        355,500        332,287

         Maintenance and repairs                               157,232        156,682        157,262

         Other                                               1,418,344      1,254,931      1,202,488
                                                           -----------------------------------------
             Total noninterest expense                       6,051,569      5,680,885      5,620,865
                                                           -----------------------------------------
INCOME BEFORE INCOME TAXES                                   2,938,816      3,030,530      2,864,921

INCOME TAX EXPENSE                                             594,171        680,943        628,469
                                                           -----------------------------------------
NET INCOME                                                 $ 2,344,645    $ 2,349,587    $ 2,236,452
                                                           =========================================
   WEIGHTED AVERAGE COMMON
         SHARES OUTSTANDING                                  2,281,166      2,285,812      2,280,706
                                                           =========================================
BASIC EARNINGS PER COMMON SHARE                            $      1.03    $      1.03    $       .98
                                                           =========================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                            NET UNREALIZED
                                                                              GAIN (LOSS)
                                                                ADDITIONAL   OF SECURITIES                                TOTAL
                                         COMMON      COMMON      PAID-IN       AVAILABLE     RETAINED      TREASURY   SHAREHOLDERS'
                                         SHARES      STOCK       CAPITAL       FOR SALE      EARNINGS       SHARES       EQUITY
                                       -------------------------------------------------------------------------------------------
Balance, January 1, 1996                 915,651  $ 9,156,510  $ 4,689,800   $    84,529    $ 9,650,046   $(194,954)  $23,385,931

Comprehensive income:
   Net income                                                                                 2,236,452                 2,236,452
   Change in unrealized
     securities gain (loss), net                                                 (53,078)                                 (53,078)
                                                                                                                      -----------
Total comprehensive income                                                                                              2,183,374

Stock split (5 for 4)                    228,551    2,285,510                                (2,285,510)

Cash distribution in lieu paid
  for fractional shares                                                                         (12,299)                  (12,299)

Cash dividends declared,
  $.40 Per Share                                                                               (900,103)                 (900,103)

Shares issued under dividend
  reinvestment plan (9,480 shares)                                                               12,341     135,004       147,345
                                       -------------------------------------------------------------------------------------------
Balance, December 31, 1996             1,144,202   11,442,020    4,689,800        31,451      8,700,927     (59,950)   24,804,248

Comprehensive income:
   Net income                                                                                 2,349,587                 2,349,587
   Change in unrealized
     securities gain (loss), net                                                  60,304                                   60,304
                                                                                                                      -----------
Total comprehensive income                                                                                              2,409,891

Cash dividends declared,
   $.42 Per Share                                                                              (948,651)                  (948,651)

Shares issued under dividend
   reinvestment plan (7,042 shares)          562        5,620                                    35,255      93,687       134,562

Purchase of 10,601 treasury shares                                                                         (222,257)     (222,257)
                                       -------------------------------------------------------------------------------------------
Balance, December 31, 1997             1,144,764   11,447,640    4,689,800        91,755     10,137,118    (188,520)   26,177,793

Comprehensive income:

   Net income                                                                                 2,344,645                 2,344,645
   Change in unrealized
     securities gain (loss), net                                                (266,269)                                (266,269)
                                                                                                                      -----------
Total comprehensive income
                                                                                                                        2,078,376

Stock split (2 for 1)                  1,144,764

Cash dividends declared,
   $.44 Per Share                                                                            (1,001,743)               (1,001,743)

Shares issued under dividend
   reinvestment plan (6,867 shares)                                                              42,985     139,921       182,906

Purchase of 8,563 treasury shares                                                                          (244,450)     (244,450)
                                       -------------------------------------------------------------------------------------------
Balance, December 31, 1998             2,289,528  $11,447,640  $ 4,689,800   $  (174,514)   $11,523,005   $(293,049)  $27,192,882
                                       ===========================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                               1998             1997             1996
CASH FLOWS FROM OPERATING ACTIVITIES:

     Net income                                           $  2,344,645     $  2,349,587     $  2,236,452

     Adjustments to reconcile net income to net
       cash provided by operating activities:
       Provision for loan losses                               120,000          120,000          180,000
       Depreciation and amortization                           539,665          723,928          840,396
       Federal Home Loan Bank stock dividend                   (41,700)         (25,900)          (2,400)
       Securities gains                                             --               --          (21,097)
       Gain on sale of loans                                   (43,395)          (7,285)              --
       Change in deferred taxes                               (132,022)         (45,278)         (89,938)
       Changes in other assets and liabilities                 178,974         (163,327)          (2,601)
                                                          -----------------------------------------------
  Net cash from operating activities                         2,966,167        2,951,725        3,140,812

CASH FLOWS FROM INVESTING ACTIVITIES:

     Securities held to maturity
       Proceeds from maturities and repayments              20,015,915       13,258,515       14,606,026
       Purchases of investments                             (6,462,252)     (13,395,743)     (11,239,312)

     Securities available for sale
       Proceeds from maturities and repayments               1,860,000          300,000        1,010,548
       Proceeds from sales                                          --               --        1,000,000
       Purchases                                            (4,761,674)      (4,874,355)      (4,358,288)

     Capital expenditures                                     (543,152)        (300,175)        (575,847)
     Net increase in loans to customers                    (13,855,902)        (220,498)      (5,188,709)
                                                          -----------------------------------------------
   Net cash from investing activities                       (3,747,065)      (5,232,256)      (4,745,582)

CASH FLOWS FROM FINANCING ACTIVITIES:

     Net increase in demand and savings accounts             6,023,645          597,331          498,546

     Net increase in time deposits                             609,050          660,205        2,329,661

     Net increase (decrease) in short-term borrowings         (533,107)        (333,470)       1,279,671

     Dividends paid                                           (980,647)        (937,030)        (896,489)

     Dividends reinvested                                      182,906          134,562          147,345

     Purchase of treasury shares                              (244,450)        (222,257)              --
                                                          -----------------------------------------------
  Net cash from financing activities                         5,057,397         (100,659)       3,358,734
                                                          -----------------------------------------------
NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                       4,276,499       (2,381,190)       1,753,964

BEGINNING CASH AND CASH EQUIVALENTS                         16,613,623       18,994,813       17,240,849
                                                          -----------------------------------------------
ENDING CASH AND CASH EQUIVALENTS                          $ 20,890,122     $ 16,613,623     $ 18,994,813
                                                          ===============================================

SUPPLEMENTAL DISCLOSURES
     Cash paid for interest                               $  5,010,902     $  5,064,473     $  4,869,056
     Cash paid for income taxes                                632,762          703,935          787,342

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

Years Ended December 31, 1998 and 1997


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include National Bancshares Corporation and its wholly-owned subsidiary, First National Bank, Orrville, Ohio, together referred to as "the Corporation." Intercompany transactions and balances are eliminated in consolidation.

         The Corporation provides financial services through its offices in Orrville, Ohio, and surrounding communities. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Most loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions and federal funds sold.

         SEGMENTS: As noted above, the Corporation provides a broad range of financial services to individuals and companies in northern Ohio. While the Corporation's chief decision makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the Corporation's banking operations are considered by management to be aggregated in one reportable operating segment.

         USE OF ESTIMATES: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments and fair values of certain securities are particularly subject to change.

         CASH FLOWS: Cash and cash equivalents includes cash, deposits with other financial institutions with original maturities under 90 days, and federal funds sold. Net cash flows are reported for loan and deposit transactions.

         SECURITIES: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost.

         Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

         LOANS: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

         Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

         ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

         A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

         FORECLOSED ASSETS: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

         PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the asset useful lives on the straight-line basis.

         INTANGIBLES: Purchased intangibles, including goodwill of $321,000 and core deposit value of $141,000 at year-end 1998, are recorded at cost and amortized over the estimated life. Goodwill amortization is straight-line and core deposit amortization is accelerated.

         LONG-TERM ASSETS: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

         REPURCHASE AGREEMENTS: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

         BENEFIT PLANS: Retirement plan expense is the amount of required matching contributions plus any discretionary contributions as determined by Board decision. Deferred compensation plan expense allocates the benefits over years of service.

         INCOME TAXES: Income tax expense is the total of the current-year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

         FINANCIAL INSTRUMENTS: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.

         EARNINGS PER COMMON SHARE: Earnings per common share are calculated based on the weighted average number of shares outstanding during the period. During 1998, the Corporation declared a 2 for 1 stock split, effected in the form of a 100% stock dividend. Accordingly, earnings per share and dividends per share for 1997 and 1996 have been restated to reflect the increased number of shares.

         COMPREHENSIVE INCOME: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which is also recognized as a separate component of equity. The accounting standard that requires reporting comprehensive income first applies for 1998, with prior information restated to be comparable.

         NEW ACCOUNTING PRONOUNCEMENTS: Beginning January 1, 2000, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This is not expected to have a material effect since the Corporation currently has no derivative holdings.

         LOSS CONTINGENCIES: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

         DIVIDEND RESTRICTION: Banking regulations require maintaining certain capital levels and limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

         FAIR VALUE OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

2. SECURITIES

Year-end securities are as follows:


                                                DECEMBER 31, 1998
                             ------------------------------------------------------
                                               GROSS        GROSS
                              AMORTIZED     UNREALIZED    UNREALIZED        FAIR
                                COST           GAINS        LOSSES          VALUE
                             ------------------------------------------------------
AVAILABLE FOR SALE:
U.S. Government
  and federal agency         $ 5,008,958   $    46,665   $        --    $ 5,055,623
State and municipal            2,815,131        80,994        (9,431)     2,886,694
Corporate bond and notes       3,750,813        70,030            --      3,820,843
                             ------------------------------------------------------
     Total debt securities    11,574,902       197,689        (9,431)    11,763,160
Equity securities              1,719,797        13,125      (465,797)     1,267,125
                             ------------------------------------------------------
     Total                   $13,294,699   $   210,814   $  (475,228)   $13,030,285
                             ======================================================

HELD TO MATURITY:
U.S. Government
  and federal agency         $24,299,518   $   595,272   $   (34,766)   $24,860,024
State and municipal           18,569,415       998,443        (2,550)    19,565,308
Mortgage-backed                2,083,805        38,523        (7,667)     2,114,661
Corporate bond and notes      11,825,910       225,074        (6,487)    12,044,497
                             ------------------------------------------------------
     Total                   $56,778,648   $ 1,857,312   $   (51,470)   $58,584,490
                             ======================================================


                                                DECEMBER 31, 1997
                             ------------------------------------------------------
                                               GROSS        GROSS
                              AMORTIZED     UNREALIZED    UNREALIZED        FAIR
                                COST           GAINS        LOSSES          VALUE
                             ------------------------------------------------------
AVAILABLE FOR SALE:
U.S. Government
  and federal agency         $ 4,030,144   $    45,792   $        --    $ 4,075,936
State and municipal            2,824,568        75,682       (14,591)     2,885,659
Corporate bond and notes       2,287,412        15,122        (5,184)     2,297,350
                             ------------------------------------------------------
     Total debt securities     9,142,124       136,596       (19,775)     9,258,945
Equity securities              1,284,797        27,000        (4,797)     1,307,000
                             ------------------------------------------------------
     Total                   $10,426,921   $   163,596   $   (24,572)   $10,565,945
                             ======================================================

HELD TO MATURITY:
U.S. Government
  and federal agency         $31,722,839   $   530,561   $   (22,623)   $32,230,777
State and municipal            3,480,116        44,731       (12,380)     3,512,467
Mortgage-backed               19,171,585     1,009,614        (8,871)    20,172,328
Corporate bond and notes      16,000,296       220,609       (90,927)    16,129,978
                             ------------------------------------------------------
     Total                   $70,374,836   $ 1,805,515   $  (134,801)   $72,045,550
                             ======================================================

         The Corporation received proceeds of $1,000,000 for the sale of securities in 1996, resulting in a gain of $21,097. There were no sales of securities in 1997 or 1998.

         Contractual maturities of debt securities at year-end 1998 were as follows:

                             AMORTIZED       FAIR
                               COST         VALUE

AVAILABLE FOR SALE:
Due in one year or less   $        --   $        --
Due from one
  to five years             2,421,105     2,437,624
Due from five to
  fifteen years             6,547,619     6,653,406
Due after fifteen years     2,606,178     2,672,130
                          -------------------------
  Total                   $11,574,902   $11,763,160
                          =========================


                             AMORTIZED       FAIR
                               COST         VALUE

HELD TO MATURITY:
Due in one year or less   $ 8,382,921   $ 8,478,002
Due from one
  to five years            23,122,471    23,794,426
Due from five to
  fifteen years            23,374,897    24,295,526
Due after fifteen years     1,898,359     2,016,536
                          -------------------------
  Total                   $56,778,648   $58,584,490
                          =========================


         Securities pledged at year-end 1998 and 1997 had carrying values of $31,459,000 and $27,664,000, and were pledged to secure public deposits and repurchase agreements.

3. LOANS

         Loans at year-end were as follows:

                                         DECEMBER 31,
                                     1998            1997

Collateralized by real estate:
  Commercial                     $ 25,173,356    $ 22,935,097
  Residential                      33,045,472      29,173,322
  Home equity                       5,283,968       2,536,760
  Construction                      1,211,635       1,917,595
                                 ----------------------------
                                   64,714,431      56,562,774

Consumer                            8,842,643       8,641,966
Commercial                         16,576,714      11,923,679
Credit cards - unsecured            1,129,516       1,043,101
Other                               2,402,317       1,727,530
                                 ----------------------------
                                   93,665,621      79,899,050

Unearned and deferred
  income                             (160,627)       (195,968)
Unamortized discount
  on purchased loans                 (171,406)       (212,840)
                                 ----------------------------
                                   93,333,588      79,490,242
Allowance for loan losses          (1,296,513)     (1,232,464)
                                 ----------------------------
                                 $ 92,037,075    $ 78,257,778
                                 ============================


         Activity in the allowance for loan losses for the year was as follows:

                             YEARS ENDED DECEMBER 31,
                        1998           1997           1996

Beginning balance   $ 1,232,464    $ 1,150,917    $ 1,046,542
Provision for
  loan losses           120,000        120,000        180,000
Loans charged-off      (135,408)       (90,895)      (142,308)
Recoveries               79,457         52,442         66,683
                    -----------------------------------------
Ending balance      $ 1,296,513    $ 1,232,464    $ 1,150,917
                    =========================================

         Impaired loans were as follows:

                                  1998       1997

Year-end loans with no
  allocated allowance
  for loan losses             $     --   $262,611
Year-end loans with
  allocated allowance
  for loan losses               83,504     20,000
Amount of the allowance
  for loan losses allocated     43,913      4,000
Average of impaired loans
  during the year             $196,250   $358,961
Interest income recognized
  during impairment              5,543      6,950
Cash-basis interest
  income recognized              5,543      6,950


4. PREMISES AND EQUIPMENT

         Year-end premises and equipment were as follows:

                            DECEMBER 31,
                         1998         1997

Land                  $  285,592   $  285,592
Buildings              3,312,352    2,989,708
Furniture, fixtures
  and equipment        2,991,777    2,836,724
                      -----------------------
                       6,589,721    6,112,024

Less: Accumulated
  depreciation         3,939,616    3,634,966
                      -----------------------
                      $2,650,105   $2,477,058
                      =======================


         Depreciation included in noninterest expense was $370,105, $340,771 and $278,548 in 1998, 1997 and 1996.

5. DEPOSITS

         Year-end deposits were as follows:

                              DECEMBER 31,
                          1998           1997

Demand, noninterest
  bearing             $ 31,486,957   $ 27,544,730
Demand, interest
  bearing               31,128,562     29,574,234
Savings                 42,723,134     42,196,044
Time, $100,000 and
  over                  11,985,612     12,721,340
Time, other             40,390,286     39,045,508
                      ---------------------------
                      $157,714,551   $151,081,856
                      ===========================

         A summary of time deposits at year-end by maturity follows:


                             1998

Within 12 months         $39,360,568
12 months to 24 months     6,911,971
24 to 60 months            6,067,762
Over 60 months                35,597
                         -----------
                         $52,375,898
                         ===========

6. SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

         Securities sold under agreements to repurchase generally mature within thirty days from the transaction date. Information concerning agreements to repurchase is summarized as follows:

                               1998          1997

Average balance
  during the year           $3,825,286    $3,094,542

Average interest rate
  during the year                 4.27%         4.70%

Maximum month-end
  balance during the year   $5,963,258    $4,621,601

7. BENEFIT PLANS

         The Corporation has a 401(k) retirement plan that covers substantially all employees. The plan allows employees to contribute up to 15% of their pay with the Corporation matching 50% of contributions up to 6% of an employee's pay. Discretionary contributions may also be made to the plan. Total matching and discretionary contributions made by the Corporation during 1998, 1997 and 1996 amount to $102,269, $103,642 and $99,949, respectively.

         The Corporation has an Employee Stock Purchase Incentive Plan for full-time employees. Under the Plan, each employee will be entitled to receive a cash payment equal to 20% of the purchase price of Corporation common stock acquired by the employee on the open market, up to a maximum of 100 shares per calendar year.

         The Corporation has a director retirement and death benefit plan for the benefit of all members of the Board of Directors. The plan is designed to provide an annual retirement benefit to be paid to each director upon retirement from the board. The retirement benefit provided to each director is an annual benefit equal to $1,000 for each year of service on the board after August 24, 1994. In addition, each director has the option of deferring any portion of directors' fees to a maximum of $1,000 per month until retirement. Expense recognized in 1998, 1997 and 1996 for this plan was $35,476, $21,862 and $27,721.

8. INCOME TAXES

         The components of deferred tax assets and liabilities were as follows:


                                     DECEMBER 31,
                                   1998       1997

Deferred tax assets:
  Bad debts                      $280,685   $248,964
  Deferred loan fees               51,950     54,640
  Core deposit intangibles         37,228     45,339
  Deferred compensation            83,813     52,972
  Unrealized securities losses     89,901         --
                                 -------------------
     Total                        543,577    401,915
                                 -------------------

Deferred tax liabilities:
  Securities accretion             28,133    115,457
  Depreciation                     87,219     87,516
  Unrealized securities gains          --     47,268
  Other                             7,360         --
                                 -------------------
     Total                        122,712    250,241
                                 -------------------
Net deferred tax asset           $420,865   $151,674
                                 ===================


         The components of income tax expense are as follows:

                          YEARS ENDED DECEMBER 31,
                       1998         1997         1996

Currently payable   $ 726,193    $ 726,221    $ 718,407
Deferred             (132,022)     (45,278)     (89,938)
                    -----------------------------------
     Total          $ 594,171    $ 680,943    $ 628,469
                    ===================================


The following is a reconciliation of income tax at the federal statutory rate to the effective rate of tax on the financial statements:

                                     YEARS ENDED DECEMBER 31,
                           1998                1997                 1996
                     RATE    AMOUNT      RATE      AMOUNT      RATE     AMOUNT

Tax at federal
  statutory rate      34%   $ 999,197     34%    $1,030,380     34%   $ 974,073
Tax-exempt
  income             (15)    (428,371)   (12)      (370,979)   (12)    (339,466)
Other                  1       23,345                21,542              (6,138)
                     ----------------------------------------------------------
Income tax
  expense             20%   $ 594,171     22%    $  680,943     22%   $ 628,469
                     ==========================================================


9. RELATED PARTY TRANSACTIONS

         Loans to principal officers, directors, and their affiliates in 1998 were as follows:

Beginning balance      $ 6,849,934
New loans                7,054,395
Effect of changes in
  related parties       (1,854,891)
Repayments              (4,564,801)
                       -----------
Ending balance         $ 7,484,637
                       ===========


         Unused commitments to these related parties totaled $791,000 at year-end 1998.

10. CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

         The Company and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective-action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

         Prompt corrective-action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

         Actual and required capital amounts and ratios are presented below at year-end.


                                                                                        TO BE WELL CAPITALIZED
                                                                       FOR CAPITAL      UNDER PROMPT CORRECTIVE
                                                     ACTUAL         ADEQUACY PURPOSES      ACTION PROVISIONS
                                                ---------------------------------------------------------------
(DOLLARS IN THOUSANDS)                          AMOUNT    RATIO      AMOUNT    RATIO         AMOUNT    RATIO
                                                ---------------------------------------------------------------

1998
Total capital to risk-weighted assets
   Consolidated                                 $27,904   23.80%     $ 9,379    8.00%        $11,724   10.00%
   Bank                                          24,994   21.58        9,265    8.00          11,582   10.00
Tier 1 (core) capital to risk-weighted assets
   Consolidated                                  26,607   22.69        4,690    4.00           7,034    6.00
   Bank                                          23,697   20.46        4,633    4.00           6,949    6.00
Tier 1 (core) capital to average assets
   Consolidated                                  26,607   14.40        7,390    4.00           9,237    5.00
   Bank                                          23,697   12.92        7,374    4.00           9,167    5.00

1997
Total capital to risk-weighted assets
   Consolidated                                  25,766   23.75        8,679    8.00          10,849   10.00
   Bank                                          25,218   23.53        8,574    8.00          10,718   10.00
Tier 1 (core) capital to risk-weighted assets
   Consolidated                                  25,534   23.54        4,340    4.00           6,509    6.00
   Bank                                          23,986   22.38        4,287    4.00           6,431    6.00
Tier 1 (core) capital to average assets
   Consolidated                                  25,534   14.25        7,166    4.00           8,957    5.00
   Bank                                          23,986   13.43        7,146    4.00           8,933    5.00

The Bank is restricted by regulation in the amount of dividends it may pay to the holding company. Under the most restrictive dividend limitations, at year-end approximately $1.25 million is available for the Bank to pay dividends to the holding company.

11. COMMITMENTS, CONTINGENCIES AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

         Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer-financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met. These agreements usually have fixed expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

         Financial instruments with off-balance-sheet risk were as follows at year-end.

                               1998                 1997

Unused lines of credit    $ 18,317,000         $ 16,371,000
Letters of credit            1,575,000            1,803,000

         The Corporation was required to have approximately $1,328,000 and $1,233,000 of cash on hand or on deposit with the Federal Reserve Bank at year-end 1998 and 1997. These balances do not earn interest. The

Corporation has also committed to invest up to $225,000 in a limited partnership that purchases stock of financial companies.

12. FAIR VALUES OF FINANCIAL INSTRUMENTS

         Carrying amount and estimated fair values of financial instruments were as follows at year-end:

                                       1998                              1997
                         ----------------------------------------------------------------
                            CARRYING           FAIR           CARRYING           FAIR
                             AMOUNT            VALUE           AMOUNT            VALUE
                         ----------------------------------------------------------------

Financial assets:
 Cash and cash
  equivalents            $  20,890,122    $  20,890,122    $  16,613,623    $  16,613,623
 Securities
  available
  for sale                  13,030,285       13,030,285       10,565,945       10,565,945
 Securities
  held to
  maturity                  56,778,648       58,584,490       70,374,836       72,045,550
 Federal bank
  stock                        884,500          884,500          842,800          842,800
 Loans, net                 92,037,075       92,676,056       78,257,778       78,873,635
 Accrued
  interest
  receivable                 1,351,375        1,351,375        1,574,829        1,574,829
Financial liabilities:
 Deposits                 (157,714,551)    (157,910,772)    (151,081,856)    (151,143,842)
 Short-term
  borrowings                (4,043,859)      (4,043,859)      (4,576,966)      (4,576,966)
 Accrued
  interest
  payable                     (545,377)        (545,377)        (556,827)        (556,827)


         The methods and assumptions used to estimate fair value are described as follows.

         Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal bank stock, accrued interest receivable and payable, demand and savings deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items, based on the current fees or cost that would be charged to enter into or terminate such arrangements, is not material.

13. OTHER COMPREHENSIVE INCOME

         Other comprehensive income components and related taxes were as follows.

                                1998         1997         1996

Unrealized holding gains
  and losses on
  available-for-sale
  securities                 $(403,438)   $  91,369    $(101,516)
Less reclassification
  adjustment for gains and
  losses later recognized
  in income                         --           --       21,097
                             -----------------------------------
Net unrealized
  gains and losses            (403,438)      91,369    $ (80,419)
Tax effect                     137,169      (31,065)      27,341
                             -----------------------------------
Other comprehensive
  income                     $(266,269)   $  60,304    $ (53,078)
                             ===================================


14. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

         Condensed financial statements for National Bancshares Corporation (parent only) are as follows:

                                  DECEMBER 31,
                              1998          1997

BALANCE SHEETS
Assets:
  Cash                    $ 1,877,605   $    29,435
  Dividend receivable              --       600,294
  Investment in Bank
    subsidiary             24,281,663    24,614,936
  Securities available
    for sale                1,267,125     1,307,000
  Other assets                153,909            --
                          -------------------------
  Total assets            $27,580,302   $26,551,665
                          =========================

Liability and
shareholders' equity:
  Dividends payable       $   387,420   $   366,324
  Other liabilities                --         7,548
  Shareholders' equity     27,192,882    26,177,793
                          -------------------------
  Total liabilities and
  shareholders' equity    $27,580,302   $26,551,665
                          =========================


                                 YEARS ENDED DECEMBER 31,
                             1998           1997           1996

STATEMENTS
OF INCOME
Income:
  Dividends from
    Bank subsidiary       $ 2,752,913    $ 2,086,961    $   919,201
  Other dividends              12,724          2,500             --
                          -----------------------------------------
  Total income              2,765,637      2,089,461        919,201
Expenses:
  Misc. expense               (40,571)       (28,736)       (28,097)
Undistributed equity in
  net income of Bank         (380,421)       288,862      1,345,348
                          -----------------------------------------
Net income                $ 2,344,645    $ 2,349,587    $ 2,236,452
                          =========================================

                                       YEARS ENDED DECEMBER 31,
                                 1998           1997           1996

STATEMENTS
OF CASH FLOWS

Cash flows from
  operating activities:
  Net income                 $ 2,344,645    $ 2,349,587    $ 2,236,452
  Adjustments to reconcile
    net income to net cash
    provided by operating
    activities:
    Undistributed
      earnings of Bank           380,421       (288,862)    (1,345,348)
  Change in dividends
    receivable                   600,294       (243,869)       (18,759)
                             -----------------------------------------

    Net cash from
      operating
      activities               3,325,360      1,816,856        872,345

Cash flows from
  investing activities:
  Purchase of
  securities                    (434,999)    (1,284,798)            --
                             -----------------------------------------

Cash flows from
  financing activities:
  Dividends paid                (980,647)      (937,030)      (896,489)
  Dividends reinvested           182,906        134,562        147,345
  Purchase of
    treasury shares             (244,450)      (222,257)            --
                             -----------------------------------------

    Net cash from
      financing
      activities              (1,042,191)    (1,024,725)      (749,144)
                             -----------------------------------------

Net increase (decrease)
  in cash                      1,848,170       (492,667)       123,201
Cash, beginning of year           29,435        522,102        398,901
                             -----------------------------------------
Cash, end of year            $ 1,877,605    $    29,435    $   522,102
                             =========================================


[CROWE CHIZEK LOGO]


REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
National Bancshares Corporation
Orrville, Ohio


         We have audited the accompanying consolidated balance sheet of National Bancshares Corporation as of December 31, 1998, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. The Corporation's financial statements as of December 31, 1997, and for each of the two years in the period then ended were audited by other auditors, whose report dated January 16, 1998, expressed an unqualified opinion thereon.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bancshares Corporation as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


/s/ Crowe, Chizek and Company LLP

Columbus, Ohio
January 29, 1999

ANALYSIS OF NET INTEREST EARNINGS

         Rate spread and effective rate differential (on a tax equivalent basis). The following table presents an analysis of net interest earning assets and interest bearing liabilities.


                                                   1998                            1997                           1996
                                       --------------------------------------------------------------------------------------------
                                        DAILY                            DAILY                         DAILY
                                       AVERAGE                AVERAGE   AVERAGE             AVERAGE   AVERAGE               AVERAGE
(DOLLARS IN THOUSANDS)                 BALANCE    INTEREST     RATE     BALANCE  INTEREST    RATE     BALANCE    INTEREST    RATE
                                       --------------------------------------------------------------------------------------------

ASSETS
Interest earning assets:
  Investment securities:
    Taxable                            $ 54,565    $  3,570    6.54%    $ 59,159 $  4,055     6.85%   $ 58,132   $  4,040    6.95%
    Nontaxable (tax
      equivalent basis)*                 21,493       1,848    8.60%      19,028    1,702     8.94%     17,024      1,538    9.03%
Federal funds sold                       11,692         622    5.32%       9,823      540     5.50%      8,962        479    5.34%
Net loans (including
  nonaccrual loans)                      84,610       7,823    9.25%      79,187    7,440     9.40%     75,917      7,196    9.48%
                                       --------------------------------------------------------------------------------------------
Total interest
  earning assets                        172,360      13,863    8.04%     167,197   13,737     8.22%    160,035     13,253    8.28%
                                       --------------------------------------------------------------------------------------------
All other assets                         12,389                           11,942                        11,933
                                       --------------------------------------------------------------------------------------------
Total Assets                           $184,749                         $179,139                      $171,968
                                       =============================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing liabilities
  Deposits:
    Interest bearing
      checking                         $ 29,376    $    676    2.30%    $ 30,139 $    788     2.61%   $ 30,801   $    822    2.67%
    Savings                              41,657       1,245    2.99%      42,003    1,253     2.98%     41,200      1,230    2.99%
    Time, $100,000
      and over                           14,082         768    5.45%      12,737      720     5.65%      9,938        569    5.73%
    Time, other                          40,196       2,119    5.27%      40,273    2,135     5.30%     39,621      2,113    5.33%
  Other funds purchased                   4,350         191    4.39%       3,679      176     4.78%      2,600        126    4.85%
                                       --------------------------------------------------------------------------------------------
Total interest
  bearing liabilities                   129,661       4,999    3.86%     128,831    5,072     3.94%    124,160      4,860    3.91%
                                       --------------------------------------------------------------------------------------------
Demand deposits                          27,030                           23,844                        22,637
Other liabilities                         1,132                            1,017                           962
Shareholders' equity                     26,926                           25,447                        24,209
                                       --------------------------------------------------------------------------------------------
Total Liabilities and
  Shareholders' Equity                 $184,749                         $179,139                      $171,968
                                       =============================================================================================
Net interest income
  (tax equivalent basis)*                          $  8,864                      $  8,665                        $  8,393
                                       --------------------------------------------------------------------------------------------
Net interest spread                                            4.18%                           4.28%                         4.37%
                                       --------------------------------------------------------------------------------------------
Net yield on total
  earning assets*                                              5.14%                           5.18%                         5.24%
                                       --------------------------------------------------------------------------------------------

*Tax equivalence based on highest statutory tax rate of 34%.

HISTORICAL FINANCIAL SUMMARY

FINANCIAL POSITION
(YEAR END BALANCES)                1998            1997*           1996*           1995*           1994*
Total Assets                   $190,203,604    $182,982,332    $180,631,014    $175,144,085    $173,041,984
Cash and Due from Banks           7,675,122       8,068,623       8,194,813       7,946,503       8,261,107
Investment Securities            69,808,933      80,940,781      76,719,305      78,406,304      89,956,248
Loans-Net                        92,037,075      78,257,778      78,149,995      73,141,286      56,215,091
Deposits                        157,714,551     151,081,856     149,824,321     146,996,114     145,862,240
Shareholders' Equity             27,192,882      26,177,793      24,804,248      23,385,931      22,089,249
Book Value Per Share           $      11.93    $      11.48    $      10.86    $      10.24    $       9.67
                               ----------------------------------------------------------------------------

SUMMARY OF OPERATIONS
Total Interest Income          $ 13,235,138    $ 13,157,905    $ 12,730,539    $ 12,611,712    $ 10,766,011
Total Interest Expense            4,999,452       5,071,870       4,860,197       4,762,140       3,694,748
                               ----------------------------------------------------------------------------
Net Interest Income               8,235,686       8,086,035       7,870,342       7,849,572       7,071,263
Provision for Loan Losses           120,000         120,000         180,000         180,000         180,000
                               ----------------------------------------------------------------------------
Net Interest Income After
  Provision for Loan Losses       8,115,686       7,966,035       7,690,342       7,669,572       6,891,263
Total Noninterest Income            874,699         745,380         795,444         740,236         740,183
Total Noninterest Expense         6,051,569       5,680,885       5,620,865       5,650,586       5,152,378
                               ----------------------------------------------------------------------------
Income Before Income Taxes        2,938,816       3,030,530       2,864,921       2,759,222       2,479,068
Income Taxes Expense                594,171         680,943         628,469         590,330         460,833
                               ----------------------------------------------------------------------------
Net Income                     $  2,344,645    $  2,349,587    $  2,236,452    $  2,168,892    $  2,018,235
                               ============================================================================
Net Income Per Share           $       1.03    $       1.03    $        .98    $        .95    $        .88
Cash Dividends                 $  1,001,743    $    948,651    $    900,103    $    822,014    $    736,730
Cash Dividends Per Share       $        .44    $        .42    $        .40    $        .36    $        .33
Dividend Payout Percentage            42.72%          40.38%          40.25%          37.90%          36.50%
Weighted Average Number
  of Shares Outstanding           2,281,166       2,285,812       2,280,706       2,280,706       2,280,706
Return on Average Assets               1.27%           1.31%           1.30%           1.28%           1.29%
Return on Average Equity               8.71%           9.23%           9.24%           9.49%           9.37%
Average Equity to
  Total Assets                        14.57%          14.21%          14.08%          13.46%          13.82%
Risk-Based Capital
  Percentage                          23.80%          23.75%          22.30%          20.67%          20.45%
Full Time Equivalent Staff               96              96              95              94              92
Average Total Assets to
  Full Time Equivalent Staff   $  1,924,474    $  1,866,035    $  1,810,186    $  1,806,496    $  1,694,535
                               ============================================================================

* All share and per share data restated for a 2 for 1 stock split on May 29, 1998.

DIRECTORS                                   OFFICERS

                                            NATIONAL BANCSHARES CORPORATION
Charles J. Dolezal
Chairman, President,                        Charles J. Dolezal
Chief Executive Officer                     President

Sara Balzarini                              Kenneth R. VanSickle
Member of Management Committee              Senior Vice President,
Contours, Ltd.                              Secretary

Bobbi Douglas                               Lawrence Cardinal, Jr.
Executive Director                          Vice President, Treasurer
Wayne County Alcoholism Services
Every Woman's House

John W. Kropf
Attorney
Kropf, Wagner, & Hohenberger

Steve Schmid
President
Smith Dairy Products, Inc.

John E. Sprunger
President
Kidron Auction, Inc.

Howard J. Wenger
President
Wenger Excavating, Inc.
Lake Region Oil, Inc.
Northstar Asphalt, Inc.

James F. Woolley
Chief Executive Officer
R.W. Screw Products, Inc.

Albert Yeagley
Plant Manager
J.M. Smucker Company


Robert F. Gumz
Director Emeritus

--------------------------------------------------------------------------------

FIRST NATIONAL BANK                         BRANCH ADMINISTRATION

Charles J. Dolezal                          David Chapman
President                                   Assistant Vice President,
                                            Manager Mt. Eaton Office

CONTROL                                     Carolyn Forrer
Lawrence Cardinal, Jr.                      Administrative Officer,
Vice President & Controller                 Manager Main Office Lobby

Angela Smith                                Karen Hicks
Assistant Controller                        Assistant Vice President,
                                            Manager Smithville Office

LENDING                                     Michelle Kieffaber
Kenneth R. VanSickle                        Loan Officer,
Senior Vice President, Chief Loan Officer   Dalton Office

Scott Holmes                                James Kuschmeader
Assistant Vice President,                   Assistant Vice President,
Manager of Loan Department                  Manager Dalton Office

Dean Karhan                                 Susan Kutz
Loan Officer                                Administrative Officer,
                                            Manager West High Office
Sara Martin
Loan Officer                                Larry Kytta
                                            Assistant Vice President,
Carol Yoder                                 Manager Lodi Office
Loan Officer
                                            Steve Riddick
OPERATIONS                                  Assistant Vice President,
Robert Woodruff                             Manager Seville Office
Vice President & Cashier
                                            Valerie Stein
Jackie Samsa                                Assistant Vice President,
Assistant Vice President,                   Manager Kidron Office
Manager of Human Resources
                                            Rita Tyrrell
Jan Zacharias                               Administrative Officer,
Operations Officer                          Dalton Office

SALES AND BUSINESS DEVELOPMENT              Betty Wyant
Harold Berkey                               Assistant Vice President,
Vice President of Customer Services         Manager Midway Office

SECURITY/COMPLIANCE
Ron Armentrout
Assistant Vice President,
Security Officer, Compliance Officer

AUDIT
Jim Huntsberger
Auditor


                       (Copyright) 1999 National Bancshares Corporation

[GRAPHIC IN BACKGROUND]

[NATIONAL BANCSHARES CORPORATION LOGO]

112 West Market Street
Orrville, Ohio 44667
(330)682-1010

www.fnborrville.com