Form 10-K405, Exhibit 13
period 1999-12-31
NATIONAL BANCSHARES CORP /OH/
filed 2000-03-24
CIK 790362

                                                                      Exhibit 13

1999 Annual
     REPORT
     [Logo Eagle]





================================================================================

NATIONAL
BANCSHARES
CORPORATION

================================================================================

FINANCIAL HIGHLIGHTS

Financial Position


                                                                PERCENTAGE
(YEAR END BALANCES)              1999             1998            CHANGE

Total Assets                 $197,402,543     $190,203,604        3.78%

Deposits                      160,435,348      157,714,551        1.73%

Loans-Net                      99,531,223       92,037,075        8.14%

Investment Securities          70,214,050       69,808,933        0.58%

Shareholders' Equity           26,856,195       27,192,882       -1.24%

SUMMARY OF OPERATIONS

Net Interest Income          $  8,633,998     $  8,235,686        4.84%

Net Income                      2,516,986        2,344,645        7.35%

Regular Cash Dividends          1,078,202        1,001,743        7.63%

Net Income Per Share                 1.12             1.03        8.74%

Cash Dividends Per Share             0.48             0.44        9.09%

Book Value Per Share                12.01            11.93        0.67%


National Bancshares Corporation is a one-bank holding company with assets totaling over $197 million. First National Bank, its subsidiary, is headquartered in Orrville, Ohio. Serving Wayne County, southern Medina County, and parts of Stark and Holmes counties through eleven banking offices, First National Bank offers a variety of personal and commercial deposit and lending services.

DEAR SHAREHOLDERS

[Photo of Charles J. Dolezal]

         Financial results for this past year have reached new highs for our organization. Income before income taxes exceeded $3.1 million, increasing by more than $200 thousand over year end 1998. Net income of over $2.5 million increased by over $172 thousand, or 7.35%, above that of the previous year. This increase in income was driven mainly by increased interest and dividend income and decreased interest expense.

         Total assets increased by over $7 million, or 3.8%, over year end 1998. Net loans increased by approximately $7.5 million, or 8.1%, above December 31, 1998. Total deposits increased by over $2.7 million, or 1.7%. Total shareholders' equity decreased slightly during 1999 due primarily to increased treasury shares. Our stock repurchase activity throughout the year created an increase in treasury shares of over $1.2 million.

         Cash dividends continued the long-term annual increase during this past year. Cash dividends declared during 1999 totaled 48(cent) per share. This was a 9.1% increase over 1998 declared cash dividends.

         The stock market demonstrated rather wild fluctuations during 1999. Some high tech stocks have shown significant gains during this period. Financial stocks, however, have not fared as well. Though the financial industry has displayed attractive operating figures for the year, stock prices have taken a downturn. Our stock price has not been immune to this trend. Even with a strong operating performance, the quoted bid price on our stock has declined 15.5% from the bid price at year end 1998. Considering that equity investments may generally be held for a longer period of time by many investors, the annualized compounded return on National Bancshares Corporation stock for the past five years was nearly 19% per year. In looking over a ten-year time horizon, the annualized compounded return was 13.7% per year. A reduced stock price may represent a good buying opportunity.

         In April of this past year, we opened our newest banking office at 1725 Cleveland Road in Wooster, Ohio. This is a full service banking facility offering a full array of consumer and business deposit and loan products, drive-up ATM and many other financial products and services designed to meet our customers' needs. We are pleased to expand our geographic locations, offering added convenience for existing customers and expanding our customer base into additional markets.

         In September, we unveiled a new telephone banking service. Customers can call a toll-free number, from anywhere in the continental United States, to access information or transfer funds on their deposit or loan accounts. This touch-tone service is available free of charge to all First National customers, 24-hours a day.

         In the spring of 2000, we plan to unveil debit cards to First National Bank checking account customers. These Visa(R) Check Cards can be used in lieu of writing a check when paying for purchases from merchants that accept Visa. The amount of the purchase will be automatically deducted from the customer's checking account. The card will also enable our customers to obtain cash or transfer funds at any MAC or PLUS Network ATM. Look for this new service coming soon. We hope you will try it. We are banking that you will like it!

      During this past year, Congress passed a major piece of financial institution legislation in the Gramm-Leach-Bliley Act. This legislation allows for virtually all forms of financial services to be offered under the umbrella of one company, or related companies. A financial services company can now offer many forms of banking, insurance and brokerage services to customers free from the legislative barriers that existed for many years. This will raise the competitive stakes in the financial services arena, as there may be many new entrants into various lines of financial business. We may also see heightened activity in the merger and acquisition activity between banks, insurance and brokerage companies. The legislative changes may offer us competitive challenges and new opportunities during the upcoming year.

/s/ Charles J. Dolezal

Charles J. Dolezal
President and Chairman

FINANCIAL REVIEW

         National Bancshares Corporation experienced continued success by setting new records in 1999. Total assets grew approximately $7.2 million ending 1999 at $197,402,543. This represents a 3.8% increase over the previous year. Average assets also experienced growth in 1999, increasing to approximately $193.7 million from $184.7 million in 1998, or an increase of $8.9 million. Net income in 1999 totaled $2,516,986 exceeding 1998 net income by approximately 7.4%.

         Cash and due from banks amounted to $8,538,351 and $7,675,122 at December 31, 1999 and 1998, respectively. This was an increase of $863 thousand, or 11.2%. Cash reserves are maintained at appropriate levels in order to meet customer needs with consideration given to security. Excess cash is prudently invested in order to maximize a safe and profitable return on assets. A significant portion of this account represents the normal processing of outgoing cash letters, which represents checks deposited with us that were drawn on other banks.

--------------------------------------------------------------------------------
INVESTMENT SECURITIES
(Millions of Dollars)

[Graph]
1999    70.2
1998    69.8
1997    80.9
1996    76.7
1995    78.4
--------------------------------------------------------------------------------

         Federal funds sold were $8,770,000 and $13,215,000 as of December 31, 1999 and 1998, respectively. Average balances decreased during the year with 1999 averaging $10.0 million compared to $11.7 million during 1998. Federal funds sold are overnight investments with our correspondent banks. This is an investment tool that is used to maximize the earning assets of the bank.

         Interest-bearing balances with banks were $2.0 million as of December 31, 1999 and averaged $1.1 million for 1999.

         Total investment securities increased approximately $405 thousand ending 1999 at $70,214,050 compared to $69,808,933 at the end of 1998. The average balance of taxable investment securities decreased from $54.6 million in 1998 to $50.1 million in 1999, while the average nontaxable investment securities increased approximately $49 thousand in 1999 from 1998. The market or fair value of the total portfolio was $69,673,753 and $71,614,775 as of December 31, 1999 and 1998, respectively.

         U.S. treasury and agency obligations decreased approximately $3.2 million or 11.0% with balances of $26,127,058 on December 31, 1999 compared to $29,355,141 on December 31, 1998. The net market depreciation of this category was approximately $610 thousand as of December 31, 1999.

         Mortgage backed securities were $927,073 and $2,083,805 on December 31, 1999 and 1998, respectively. This was a decline of $1.2 million or 55.5%. The net market appreciation of these securities was $17 thousand on December 31, 1999.

         Obligations of states and political subdivisions ended 1999 at $20,500,646, which was 4.5% lower than the $21,456,109 balance on December 31, 1998. The net market appreciation was approximately $83 thousand as of December 31, 1999. To assist in local development, the bank actively purchases bonds issued by local municipalities, school systems and other public entities when opportunities present themselves.

         Other securities ended 1999 at $22,659,273, which was 34.0% higher than the December 31, 1998 balance of $16,913,878. This group of securities is primarily comprised of high quality corporate bonds and notes. The net market depreciation was approximately $1.1 million as of December 31, 1999, resulting from the decrease in market value of certain debt and equity securities owned by the Corporation.

         Net loans increased by approximately $7.5 million, or 8.1% during 1999. Net loan balances were $99,531,223 and $92,037,075 on December 31, 1999 and 1998, respectively. Average net loans posted an increase of $12.8 million with a yearly average of $97.4 million for 1999.

         Loans collateralized by real estate totaled $71,796,670 on December 31, 1999, as compared to $64,714,431 as of December 31, 1998. All real estate categories, except commercial, posted increases in 1999. There was a $6.2 million increase in residential mortgages, and a $1.1 million increase in home equity loans. Construction loans increased $14 thousand while commercial mortgage loans decreased $142 thousand.

         Consumer loans, totaling $7,847,553 on December 31, 1999, were 11.3% below the 1998 year end total of $8,842,643. Commercial loans were $17,851,661 and $16,576,714 as of December 31, 1999 and 1998, respectively. Credit card loans increased 6.9% during the year with balances of $1,207,352 on December 31, 1999. Other loans increased $50 thousand during 1999 ending the year at $2,452,641.

         The allowance for loan losses was $1,308,630 and $1,296,513 as of December 31, 1999 and 1998, respectively. The allowance for loan losses to total loans percentages were 1.30% and 1.39% and net charge-offs to total loans percentages were .11% and .06% for 1999 and 1998, respectively. As with any charge-offs, the bank continues to attempt recovery where feasible. The ratio of non-performing loans to total loans was .25% for 1999 compared to .18% in 1998. Non-performing loans consist of loans that have been placed on nonaccrual status. A substantial portion of the loan growth during 1999 was in residential mortgage loans, which generally carry less risk than other types of loans. Management reviews the allowance for loan losses on a regular basis to determine the adequacy of the reserve. Management reviews problem loans (loans past due 90 days or more and loans on non-accrual) for unfavorable collectibility factors and assesses the requirement for specific reserves on such credits. For those loans not subject to specific reserves, management reviews previous loan loss experience, general economic conditions and delinquent loan reports to establish appropriate reserves.

         Premises and equipment totaled $2,919,868 on December 31, 1999 as compared to $2,650,105 on December 31, 1998. During 1999 capital expenditures exceeded depreciation by $270 thousand. Improvements and repairs to bank buildings and equipment are performed as needed to keep them in good working order in an effort to provide convenient and pleasant banking offices to meet our customers' needs. During 1999, the Corporation opened a full-service branch in Wooster.

         Total deposits posted a $2.7 million or 1.7% increase ending 1999 at $160,435,348, as compared to $157,714,551 on December 31, 1998. Average deposits increased from $152.3 million in 1998 to $159.1 million in 1999.

         Demand deposits, which represent noninterest-bearing checking accounts, ended 1999 at $28,324,431, which was a decrease of 10.0% over the December 31, 1998 balance of $31,486,957. Demand deposits fluctuate based on the needs of our customers. Average demand deposit accounts for 1999 were $27.1 million as compared to $27.0 million in 1998.

--------------------------------------------------------------------------------
LOANS - NET
(Millions of Dollars)

[Graph]

1999       99.5
1998       92.0
1997       78.3
1996       78.1
1995       73.1
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
DEPOSITS
(Millions of Dollars)

[Graph]

1999      160.4
1998      157.7
1997      151.1
1996      149.8
1995      147.0
--------------------------------------------------------------------------------

         Interest bearing checking accounts finished 1999 at $32,326,299 compared to $31,128,562 a year earlier. This was an increase of $1.2 million, or 3.8%. Average balances increased by $1.4 million from $29.4 million in 1998 to $30.8 million in 1999. Interest bearing checking accounts include our Negotiable Order of Withdrawal accounts and Money Market Deposit Accounts.

         Savings accounts totaled $43,238,497 on December 31, 1999, approximately $515 thousand above the end of the previous year. Average savings accounts increased from $41.7 million during 1998 to approximately $43.6 million in 1999. First National offers both passbook and statement savings accounts.

         Time deposits of less than $100,000 amounted to $42,306,736 and $40,390,286 as of December 31, 1999 and 1998, respectively. This represents an increase of $1.9 million or 4.7%. Average time balances of less than $100,000 increased approximately $2.2 million giving 1999 an average time deposit balance of $42.4 million as compared to approximately $40.2 million in 1998.

         Time deposits of $100,000 and over increased from $11,985,612 on December 31, 1998 to $14,239,385 on December 31, 1999. Average time deposits of $100,000 and over increased by $1.0 million over 1998 giving 1999 an average of $15.1 million.

         Securities sold under agreements to repurchase were $2,057,041 on December 31, 1999 in comparison to $3,956,501 at the end of 1998, or approximately $1.9 million lower. The Federal Reserve note account balance was $1,000,000 and $87,358 as of December 31, 1999 and 1998, respectively. To fund loan growth, the Bank obtained advances from the Federal Home Loan Bank during 1999. Federal Home Loan Bank advances were $5.6 million at December 31, 1999. The average of other funds purchased increased in 1999 to $6.3 million from $4.3 million during 1998.

         Shareholders' equity had an ending balance of $26,856,195 on December 31, 1999. This is a decrease of $337 thousand or 1.2% from the 1998 ending balance of $27,192,882. The decrease is due
                                                                               3
mainly to the repurchase of the Corporation's shares. With fewer shares outstanding, the book value per share increased from $11.93 on December 31, 1998 to $12.01 on December 31, 1999. Under the federal risk-based capital regulations, the Bank's total capital to risk based assets of 19.91% on December 31, 1999 was more than twice the 8% minimum required. The Bank remains in a very favorable position when compared to its peer group in the area of capitalization.

         Shareholders' equity also reflects the change in accumulated other comprehensive income. This represents the unrealized appreciation or depreciation in the market value of investment securities (net of taxes) that are available for sale. During 1999 accumulated other comprehensive income decreased by $550,347, resulting in an unrealized depreciation balance of $724,861 at December 31, 1999. A general decline in the market value of debt and equity investments owned, due to depressed stock market levels and higher interest rates, has decreased the market value of securities in the available for sale portfolio.

         In summary, the Corporation continued to experience balance sheet growth highlighted by increases of approximately 8.1% in loans and 1.7% in deposits.

LIQUIDITY

         Liquidity is the consideration of the Corporation's ability to meet its necessary outgoing cash flow needs. Cash equivalents for the cash flow statement of $17.3 million is composed of $8.5 million in cash and due from banks and $8.8 million in federal funds sold. Management considers the Corporation to be in a satisfactory liquidity position with the ability to meet the demands of its customers and the local economy.

RESULTS OF OPERATIONS

         Net income set a new record high of $2,516,986 in 1999, or approximately 7.4% over 1998's net income of $2,344,645. Net income for 1998 was approximately 0.2% below 1997's net income of $2,349,587. This equates to net income per share of $1.12 for 1999 and $1.03 for 1998 and 1997. The

--------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
(Millions of Dollars)

[Graph]

1999      26.9
1998      27.2
1997      26.2
1996      24.8
1995      23.4
--------------------------------------------------------------------------------

primary source of income continues to be interest on loans and other investments with additional revenues generated from fees on non-interest related services.

         Interest and fees on loans of $8,284,749 for 1999 was above 1998 by 5.9%, or approximately $461 thousand. Interest and fees on loans also increased from 1997 to 1998, improving by 5.2%, or approximately $384 thousand. The improvement in both years was primarily due to an increase in average loan volume. Average interest yields on loans were 8.50%, 9.25% and 9.40% for 1999, 1998 and 1997, respectively.

         Interest on federal funds sold was $488,523, $621,579 and $540,056 for 1999, 1998 and 1997, respectively. The decrease of $133 thousand in 1999 was the result of lower average rates and volume of funds sold. The increase of $82 thousand in 1998 was the result of higher average volume of funds sold.

         Interest on taxable investment securities decreased by approximately $175 thousand ending 1999 at $3,394,822. This 4.9% decrease in interest income was due to a decrease in the average investment balances. In 1998, interest on taxable investment securities decreased by approximately $485 thousand or 12.0% from 1997. This decrease was due to decreases in both the average investment balances and average interest rates.

         Interest on obligations of states and political subdivisions totaled $1,214,513 for 1999, which was $6 thousand or 0.5% below 1998. The average balance of these investments increased $49 thousand while the average taxable equivalent yield declined from 8.60% in 1998 to 8.54% in 1999. Interest on obligations of states and political subdivisions totaled $1,220,486 for 1998, which was $97 thousand or 8.7% above 1997. The average balances increased $2.5 million in 1998 while the average taxable equivalent yield declined from 8.94% to 8.60%.

         Total interest and dividend income of $13,382,607 for 1999 was $147 thousand higher than 1998's total of $13,235,138 as a result of the generally higher loan volumes. 1998's total interest income exceeded 1997's by $77 thousand, also due to higher loan volumes.

         Interest on deposits totaled $4,470,562 in 1999 as compared to $4,807,849 in 1998. This $337 thousand decrease, which equaled a 7.0% decline, was due to lower average rates on deposits. Comparing 1998 to 1997, interest on deposits decreased $88 thousand or 1.8%. The decrease was also due to lower average rates on deposits.

         Interest expense on other funds purchased, which includes Federal Home Loan Bank advances, was $278,047, $191,603 and $175,796 for 1999, 1998 and 1997,
respectively. The increases in 1999 and 1998 were the result of higher average balances.
                                                                               4

         Net interest income before provision for loan losses was $8,633,998, $8,235,686 and $8,086,035 for 1999, 1998 and 1997 respectively. This represents an increase of 4.8% in 1999 and 1.9% in 1998. The net interest margin, which is calculated on a tax equivalent basis, was 5.14% for 1999 and 1998 and 5.18% for 1997.

         The Bank provides for potential loan losses throughout the year. In 1999, 1998 and 1997 the provision for loan losses was $120,000. The total provision for loan losses for the last three years was $360,000, compared to total net charge-offs of $202,000 for the same three year period. The provision for loan losses is based on the Bank's past loan loss experience, current delinquencies, mix and various types of loans, general economic conditions and trends, and an evaluation of the losses inherent in the current loan portfolio.

--------------------------------------------------------------------------------
NET INCOME
(Thousands of Dollars)

[Graph]

1999     2,517
1998     2,345
1997     2,350
1996     2,236
1995     2,169

--------------------------------------------------------------------------------

         Net interest income after provision for loan losses was $8,513,998, $8,115,686 and $7,966,035 in 1999, 1998 and 1997, respectively. This represents an increase of 4.9% in 1999 and 1.9% in 1998.

         Noninterest income totaled $836,598, $874,699 and $745,380 for 1999, 1998 and 1997, respectively. Noninterest income is primarily comprised of checking account fees, which were $544 thousand in 1999, $545 thousand in 1998 and $497 thousand in 1997. Other noninterest income includes safety deposit box rents, net gains/losses on loans sold and other miscellaneous fees and collections.

         Noninterest expenses were $6,199,427 for 1999, $6,051,569 in 1998 and $5,680,885 in 1997. This represents a $148 thousand or 2.4% increase in 1999 and a $371 thousand or 6.5% increase in 1998. The increase in 1999 was due to higher salaries and employee benefits. The higher salaries and employee benefits were mainly due to normal salary increases and staffing the new branch in Wooster. The increase in 1998 was due to higher salaries and employee benefits, data processing fees and miscellaneous other expenses. The higher salaries and employee benefits in 1998 were mainly due to normal salary increases and higher medical insurance premiums.

         The income tax provision amounted to $634,183, $594,171 and $680,943 in 1999, 1998 and 1997, respectively. The increase in net interest income was the main reason for the increase in 1999. In 1998, the growth in nontaxable interest income and noninterest expenses resulted in a decrease in the income tax provision. The effective tax rate was 20.1%, 20.2% and 22.5% in 1999, 1998 and 1997, respectively.

         Cash dividends declared during 1999 were $0.48 per share, compared to $0.44 per share in 1998 and $0.42 per share in 1997. The dividend payout percentage was 42.84%, 42.72% and 40.38% in 1999, 1998 and 1997, respectively.
Return on average equity was 9.22%, 8.71% and 9.23% for 1999, 1998 and 1997, respectively. Return on average assets was a respectable 1.30%, 1.27% and 1.31% in 1999, 1998 and 1997, respectively.

ASSET AND LIABILITY MANAGEMENT

         Management considers interest rate risk to be the Corporation's most significant market risk. Management focuses on maintaining consistent growth in net interest income, while managing interest rate risk within Board-approved policy limits. The Corporation's Asset/Liability Management Committee, which consists of the Bank's Executive Officers and reports directly to the Board of Directors, monitors and manages interest rate risk in order to maintain an acceptable level of possible change in net interest income as a result of changes in interest rates. The Asset/Liability Management Committee also monitors the Corporation's liquidity levels, which were within the Corporation's policy guidelines at December 31, 1999. The Corporation does own certain equity securities, which have more price volatility compared to debt securities. This does subject the Corporation to some equity risk. The Corporation does not own any trading assets and is not subject to foreign currency exchange or commodity price risk.

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

         At December 31, 1999 the Corporation had a negative one year cumulative gap of 4.8% of total assets, indicating a slightly higher balance of rate sensitive liabilities than rate sensitive assets. The estimated impact on the net interest margin from modestly rising or falling interest rates would be relatively insignificant due to the short duration of mismatch within the first 12 months. The following table shows the estimated change in net interest income over 12 months if interest rates were to immediately increase or decrease by 200 basis points.

     Change in           Percentage Change in Net Interest
  Interest Rates               Income Over 12 Months
  (basis points)         Dec. 31, 1999       Dec. 31, 1998
----------------------------------------------------------
       +200                  -3.7%                -2.2%
       -200                   3.4%                 0.6%

FORWARD-LOOKING STATEMENTS

         The Corporation is not aware of any trend, events or uncertainties that will have or are reasonably likely to have a material affect on the

--------------------------------------------------------------------------------
CASH DIVIDENDS PER SHARE
(Dollars)

[Graph]

1999    $.48
1998    $.44
1997    $.42
1996    $.40
1995    $.36
--------------------------------------------------------------------------------

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

YEAR 2000 COMPLIANCE

         The Corporation successfully completed its Year 2000 changeover without significant problems in its core business processes. Management has confirmed normal operations across all products and markets on a sustained basis.

         While management believes it is unlikely, problems associated with non-compliant third parties could still occur. Management will continue to monitor all business processes and relationships with third parties during 2000 to ensure that all processes continue to function properly.

         The Corporation spent approximately $90 thousand on the Year 2000 project, which includes operating expenses and equipment purchases.

IMPACT OF NEW ACCOUNTING STANDARD

         A new accounting standard requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The standard does not allow hedging of a security that is classified as held to maturity. Accordingly, companies may reclassify any security from held to maturity upon adoption of the pronouncement if they wish to be able to hedge the security in the future. The standard is effective for the Corporation in 2001. Management does not expect the adoption of this standard to have a significant impact on the Corporation's financial statements since the Corporation currently has no derivative holdings.

PRICE RANGES OF COMMON STOCK

         The stock prices below reflect inter-dealer bid prices, without adjustments for retail markups, markdowns or commissions and may not represent actual transactions.

          ----------------------------------------------------------
               1999            HIGH      LOW     DIVIDENDS PER SHARE
          First Quarter      $ 29.00   $ 29.00       $ .10
          Second Quarter       30.00     29.00         .10
          Third Quarter        30.00     27.00         .10
          Fourth Quarter       27.12     20.50         .18

          ----------------------------------------------------------

               1998            HIGH      LOW     DIVIDENDS PER SHARE
          First Quarter      $ 26.00   $ 23.87       $ .09
          Second Quarter       28.00     26.00         .09
          Third Quarter        29.00     28.00         .09
          Fourth Quarter       29.00     29.00         .17
          ----------------------------------------------------------

Per share information restated for a 2 for 1 stock split on May 29, 1998.


SHAREHOLDER INFORMATION

CORPORATE OFFICE
National Bancshares Corporation
112 West Market Street
P.O. Box 57
Orrville, Ohio 44667
(330)682-1010
fnborrville.com


STOCK TRADING INFORMATION
         The shares of common stock of National Bancshares Corporation are traded on the local over-the-counter market primarily with brokers in the Corporation's service area.

FORM 10-K
         A copy of the Corporation's 1999 Annual Report on Form 10-K as filed with the SEC will be furnished free of charge to shareholders upon written request to the company.

SHAREHOLDER ASSISTANCE AND TRANSFER AGENT
      Shareholders with questions are invited to write or call the Transfer Agent, Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016, 1-800-368-5948 or National Bancshares Corporation, Shareholder Services Department, at (330)682-1030. Registrar and Transfer Company can also be contacted by e-mail at invrelations@rtco.com. Their website is rtco.com.

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

CONSOLIDATED
BALANCE SHEETS

December 31, 1999 and 1998


ASSETS
                                                       1999                1998
Cash and due from the banks                       $   8,538,351      $   7,675,122
Federal funds sold                                    8,770,000         13,215,000
                                                  --------------------------------
   Total cash and cash equivalents                   17,308,351         20,890,122
Interest-bearing time deposits with other banks       1,985,122                 --
Securities available for sale                        19,538,195         13,030,285
Securities held to maturity
  (fair value 1999 - $50,135,558;
  1998 - $58,584,490)                                50,675,855         56,778,648
Federal bank stock                                      928,000            884,500
Loans, net of allowance for loan losses 1999 -
   $1,308,630; 1998 - $1,296,513                     99,531,223         92,037,075
Accrued interest receivable                           1,344,846          1,351,375
Premises and equipment, net                           2,919,868          2,650,105
Other assets                                          3,171,083          2,581,494
                                                  --------------------------------
TOTAL                                             $ 197,402,543      $ 190,203,604
                                                  ================================


LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                          $ 160,435,348      $ 157,714,551
Securities sold under repurchase agreements           2,057,041          3,956,501
Federal Reserve note account                          1,000,000             87,358
Federal Home Loan Bank advances                       5,606,641                 --
Accrued expenses and other liabilities                1,447,318          1,252,312
                                                  --------------------------------
   Total liabilities                                170,546,348        163,010,722

Shareholders' Equity:
   Common stock, no par value;
     6,000,000 shares authorized;
     2,289,528 shares issued                         11,447,640         11,447,640
   Additional paid-in capital                         4,689,800          4,689,800
   Accumulated other comprehensive income              (724,861)          (174,514)
   Retained earnings                                 12,981,399         11,523,005
   Less 52,740 and 10,588 treasury shares -
     at cost                                         (1,537,783)          (293,049)
                                                  --------------------------------
     Total shareholders' equity                      26,856,195         27,192,882
                                                  --------------------------------
TOTAL                                             $ 197,402,543      $ 190,203,604
                                                  ================================



See accompanying notes to consolidated financial statements.

CONSOLIDATED
STATEMENTS OF INCOME

Years ended December 31, 1999, 1998 and 1997

                                                  1999           1998            1997
INTEREST AND DIVIDEND INCOME:
  Loans, including fees                      $ 8,284,749     $ 7,823,312     $ 7,439,692
  Federal funds sold                             488,523         621,579         540,056
  Securities:
    Taxable                                    3,394,822       3,569,761       4,054,927
    Nontaxable                                 1,214,513       1,220,486       1,123,230
                                             -------------------------------------------
      Total interest and dividend income      13,382,607      13,235,138      13,157,905

INTEREST EXPENSE:
  Deposits                                     4,470,562       4,807,849       4,896,074
  Short-term borrowings                          176,391         191,603         175,796
  Federal Home Loan Bank advances                101,656               -               -
                                             -------------------------------------------
      Total interest expense                   4,748,609       4,999,452       5,071,870
                                             -------------------------------------------
NET INTEREST INCOME                            8,633,998       8,235,686       8,086,035
PROVISIONS FOR LOAN LOSSES                       120,000         120,000         120,000
                                             -------------------------------------------
NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES                              8,513,998       8,115,686       7,966,035
                                             -------------------------------------------
NONINTEREST INCOME
  Checking account fees                          543,631         545,212         496,523
  Other                                          292,967         329,487         248,857
                                             -------------------------------------------
      Total noninterest income                   836,598         874,699         745,380
                                             -------------------------------------------
NONINTEREST EXPENSE
  Salaries and employee benefits               3,183,466       2,959,396       2,774,583
  Data processing fees                           709,038         761,320         717,417
  Net occupancy expense                          206,157         245,834         265,090
  Depreciation - furniture and fixtures          315,366         276,490         254,275
  Franchise taxes                                318,316         352,211         355,500
  Maintenance and repairs                        203,534         157,232         156,682
  Other                                        1,263,550       1,299,086       1,157,338
                                             -------------------------------------------
      Total noninterest expense                6,199,427       6,051,569       5,680,885
                                             -------------------------------------------
INCOME BEFORE INCOME TAXES                     3,151,169       2,938,816       3,030,530
INCOME TAX EXPENSE                               634,183         594,171         680,943
                                             -------------------------------------------
NET INCOME                                   $ 2,516,986     $ 2,344,645     $ 2,349,587
                                             ===========================================
WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING                           2,253,650       2,281,166       2,285,812
                                             ===========================================
BASIC EARNINGS PER COMMON SHARE              $      1.12     $      1.03     $      1.03
                                             ===========================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED
STATEMENTS OF CHANGES
IN SHAREHOLDERS' EQUITY

Years Ended December 31, 1999, 1998 and 1997


                                                                     ACCUMULATED
                                                      ADDITIONAL       OTHER                                            TOTAL
                                        COMMON         PAID-IN      COMPREHENSIVE     RETAINED       TREASURY       SHAREHOLDERS'
                                         STOCK         CAPITAL         INCOME         EARNINGS        SHARES            EQUITY
                                     --------------------------------------------------------------------------------------------
Balance, January 1, 1997             $ 11,442,020   $  4,689,800    $     31,451    $  8,700,927   $    (59,950)     $ 24,804,248
Comprehensive income:
   Net income                                                                          2,349,587                        2,349,587
   Change in unrealized
     securities gain (loss), net                                          60,304                                           60,304
                                                                                                                     ------------
Total comprehensive income                                                                                              2,409,891
Cash dividends declared,
   $.42 per share                                                                       (948,651)                        (948,651)
Shares issued under dividend
   reinvestment plan (7,042 shares)         5,620                                         35,255         93,687           134,562
Purchase of 10,601 treasury shares                                                                     (222,257)         (222,257)
                                     --------------------------------------------------------------------------------------------
Balance, December 31, 1997             11,447,640      4,689,800          91,755      10,137,118       (188,520)       26,177,793

Comprehensive income:
   Net income                                                                          2,344,645                        2,344,645
   Change in unrealized
     securities gain (loss), net                                        (266,269)                                        (266,269)
                                                                                                                     ------------
Total comprehensive income                                                                                              2,078,376
Cash dividends declared,
   $.44 per share                                                                     (1,001,743)                      (1,001,743)
Shares issued under dividend
   reinvestment plan (6,867 shares)                                                       42,985        139,921           182,906
Purchase of 8,563 treasury shares                                                                      (244,450)         (244,450)
                                     --------------------------------------------------------------------------------------------
Balance, December 31, 1998             11,447,640      4,689,800        (174,514)     11,523,005       (293,049)       27,192,882

Comprehensive income:
   Net income                                                                          2,516,986                        2,516,986
   Change in unrealized
     securities gain (loss), net                                        (550,347)                                        (550,347)
                                                                                                                     ------------
Total comprehensive income                                                                                              1,966,639
Cash dividends declared,
   $.48 per share                                                                     (1,078,202)                      (1,078,202)
Shares issued under dividend
   reinvestment plan (5,144 shares)                                                       19,610        135,054           154,664
Purchase of 47,296 treasury shares                                                                   (1,379,788)       (1,379,788)
                                     --------------------------------------------------------------------------------------------
Balance, December 31, 1999           $ 11,447,640   $  4,689,800    $   (724,861)   $ 12,981,399   $ (1,537,783)     $ 26,856,195
                                     ============================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED
STATEMENTS OF CASH FLOWS

Years Ended December 31, 1999, 1998 and 1997


                                                                   1999              1998              1997
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                               $  2,516,986      $  2,344,645      $  2,349,587

     Adjustments to reconcile net income to net
       cash provided by operating activities:
       Provision for loan losses                                   120,000           120,000           120,000
       Depreciation and amortization                               492,404           539,665           723,928
       Federal Home Loan Bank stock dividend                       (43,500)          (41,700)          (25,900)
       Gain on sale of loans                                             -           (43,395)           (7,285)
       Change in deferred taxes                                     16,089          (132,022)          (45,278)
       Changes in other assets and liabilities                    (207,856)          178,974          (163,327)
                                                              -------------------------------------------------
     Net cash from operating activities                          2,894,123         2,966,167         2,951,725

CASH FLOWS FROM INVESTING ACTIVITIES:

       Net change in interest-bearing deposits with banks       (1,985,122)                -                 -

       Securities held to maturity
         Proceeds from maturities and repayments                13,128,950        20,015,915        13,258,515
         Purchases of investments                               (7,019,241)       (6,462,252)      (13,395,743)

       Securities available for sale
         Proceeds from maturities and repayments                 2,090,000         1,860,000           300,000
         Purchases                                              (9,447,626)       (4,761,674)       (4,874,355)

       Capital expenditures                                       (681,203)         (543,152)         (300,175)
         Net increase in loans to customers                     (7,614,148)      (13,855,902)         (220,498)
                                                              -------------------------------------------------
     Net cash from investing activities                        (11,528,390)       (3,747,065)       (5,232,256)

CASH FLOWS FROM FINANCING ACTIVITIES:

       Net increase in demand and savings accounts              (1,449,426)        6,023,645           597,331
       Net increase in time deposits                             4,170,223           609,050           660,205
       Net increase in short-term borrowings                      (986,818)         (533,107)         (333,470)
       Proceeds from Federal Home Loan Bank advances             6,700,000                 -                 -
       Repayments of Federal Home Loan Bank advances            (1,093,359)                -                 -
       Dividends paid                                           (1,063,000)         (980,647)         (937,030)
       Dividends reinvested                                        154,664           182,906           134,562
       Purchase of treasury shares                              (1,379,788)         (244,450)         (222,257)
                                                              -------------------------------------------------
     Net cash from financing activities                          5,052,496         5,057,397          (100,659)
                                                              -------------------------------------------------

NET INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                                         (3,581,771)        4,276,499        (2,381,190)

BEGINNING CASH AND CASH EQUIVALENTS                             20,890,122        16,613,623        18,994,813
                                                              -------------------------------------------------
ENDING CASH AND CASH EQUIVALENTS                              $ 17,308,351      $ 20,890,122      $ 16,613,623
                                                              =================================================

SUPPLEMENTAL DISCLOSURES
       Cash paid for interest                                 $  4,758,088      $  5,010,902      $  5,064,473
       Cash paid for income taxes                                  690,000           632,762           703,935


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
Years Ended December 31, 1999, 1998 and 1997

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

         CASH FLOWS: Cash and cash equivalents includes cash, deposits with other financial institutions with original maturities under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions and deposits with other banks.

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

         INTANGIBLES: Purchased intangibles, including goodwill of $291,000 and core deposit value of $101,000 at year-end 1999, are recorded at cost and amortized over the estimated life. Goodwill amortization is straight-line and core deposit amortization is accelerated.
                                                                              12

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

         BENEFIT PLANS: Retirement plan expense is the amount of required matching contributions plus any discretionary contributions as determined by Board decision. Deferred compensation plan expense allocates the benefits over the estimated years of service.

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

         EARNINGS PER COMMON SHARE: Earnings per common share are calculated based on the weighted average number of shares outstanding during the period. During 1998, the Corporation declared a 2-for-1 stock split, effected in the form of a 100% stock dividend. Accordingly, earnings per share and dividends per share for 1997 have been restated to reflect the increased number of shares.

         COMPREHENSIVE INCOME: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which is also recognized as a separate component of equity.

         NEW ACCOUNTING PRONOUNCEMENTS: Beginning January 1, 2001, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This is not expected to have a material effect since the Corporation currently has no derivative holdings.

         LOSS CONTINGENCIES: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

         DIVIDEND RESTRICTION: Banking regulations require maintaining certain capital levels and limit the dividends paid by the bank to the holding company. Dividends paid by the bank to the holding company are the primary source of funds for dividends by the holding company to its shareholders.

         FAIR VALUE OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.
        -----------------------------------------------------------------
2. SECURITIES
      Year-end securities are as follows:


                                             DECEMBER 31, 1999                                    DECEMBER 31, 1998
                           ----------------------------------------------------  ---------------------------------------------------
                                            GROSS        GROSS                                    GROSS       GROSS
                             AMORTIZED    UNREALIZED   UNREALIZED      FAIR       AMORTIZED     UNREALIZED  UNREALIZED      FAIR
                               COST         GAINS        LOSSES        VALUE        COST          GAINS       LOSSES        VALUE
                           ----------------------------------------------------  ---------------------------------------------------
AVAILABLE FOR SALE:
U.S. Government
   and federal agency      $  6,964,005  $       -  $   (164,006)  $  6,799,999  $  5,008,958  $   46,665  $        -   $  5,055,623
State and municipal           2,805,214     25,759      (104,499)     2,726,474     2,815,131      80,994      (9,431)     2,886,694
Corporate bond and notes      8,586,202        906      (243,148)     8,343,960     3,750,813      70,030           -      3,820,843
                           ----------------------------------------------------  ---------------------------------------------------
     Total debt securities   18,355,421     26,665      (511,653)    17,870,433    11,574,902     197,689      (9,431)    11,763,160
Equity securities             2,281,047     20,400      (633,685)     1,667,762     1,719,797      13,125    (465,797)     1,267,125
                           ----------------------------------------------------  ---------------------------------------------------
     Total                 $ 20,636,468  $  47,065  $ (1,145,338)  $ 19,538,195  $ 13,294,699  $  210,814  $ (475,228)  $ 13,030,285
                           ====================================================  ===================================================

HELD TO MATURITY:
U.S. Government
   and federal agency      $ 19,327,059  $ 133,908  $   (579,589)  $ 18,881,378  $ 24,299,518  $  595,272  $  (34,766)  $ 24,860,024
State and municipal          17,774,172    391,800      (229,792)    17,936,180    18,569,415     998,443      (2,550)    19,565,308
Mortgage-backed                 927,073     21,334        (4,033)       944,374     2,083,805      38,523      (7,667)     2,114,661
Corporate bond and notes     12,647,551     24,632      (298,557)    12,373,626    11,825,910     225,074      (6,487)    12,044,497
                           ----------------------------------------------------  ---------------------------------------------------
     Total                 $ 50,675,855  $ 571,674  $ (1,111,971)  $ 50,135,558  $ 56,778,648  $ 1,857,312 $  (51,470)  $ 58,584,490
                           ====================================================  ===================================================

                                                                              13

There were no sales of securities in any period presented. Contractual maturities of debt securities at year-end 1999 were as follows.


                                 AMORTIZED         FAIR
                                   COST            VALUE
AVAILABLE FOR SALE:
Due in one year or less        $   799,456     $   799,156
Due from one
   to five years                 4,539,786       4,471,087
Due from five to
   fifteen years                10,917,236      10,598,379
Due after fifteen years          2,098,943       2,001,811
                               ---------------------------
   Total                       $18,355,421     $17,870,433
                               ===========================

                                 AMORTIZED         FAIR
                                   COST            VALUE
HELD TO MATURITY:
Due in one year or less        $ 4,719,466     $ 4,752,731
Due from one
   to five years                22,606,537      22,608,652
Due from five to
   fifteen years                21,185,865      20,676,581
Due after fifteen years          2,163,987       2,097,594
                               ---------------------------
   Total                       $50,675,855     $50,135,558
                               ===========================


      Securities pledged at year-end 1999 and 1998 had carrying values of $32,313,000 and $31,459,000, and were pledged to secure public deposits and repurchase agreements.

3. LOANS
         Loans at year-end were as follows:

                                              DECEMBER 31,
                                        1999                1998
Collateralized by real estate:
   Commercial                      $  25,030,907      $  25,173,356
   Residential                        39,206,446         33,045,472
   Home equity                         6,334,052          5,283,968
   Construction                        1,225,265          1,211,635
                                   --------------------------------
                                      71,796,670         64,714,431

Consumer                               7,847,553          8,842,643
Commercial                            17,851,661         16,576,714
Credit cards - unsecured               1,207,352          1,129,516
Other                                  2,452,641          2,402,317
                                   --------------------------------
                                     101,155,877         93,665,621
Unearned and deferred
   income                               (162,866)          (160,627)
Unamortized discount
   on purchased loans                   (153,158)          (171,406)
                                   --------------------------------
                                     100,839,853         93,333,588
Allowance for loan losses             (1,308,630)        (1,296,513)
                                   --------------------------------
                                   $  99,531,223      $  92,037,075
                                   ================================

         Activity in the allowance for loan losses for the year was as follows:

                                 YEARS ENDED DECEMBER 31,
                          1999             1998             1997
Beginning balance     $ 1,296,513      $ 1,232,464      $ 1,150,917
Provision for
   loan losses            120,000          120,000          120,000
Loans charged-off        (145,959)        (135,408)         (90,895)
Recoveries                 38,076           79,457           52,442
                      ---------------------------------------------
Ending balance        $ 1,308,630      $ 1,296,513      $ 1,232,464
                      =============================================


         Impaired loans were as follows:

                                    1999         1998
Year-end loans with no
   allocated allowance
   for loan losses               $      -     $      -
Year-end loans with
   allocated allowance
   for loan losses                 60,580       83,504
Amount of the allowance
   for loan losses allocated       32,884       43,913
Average of impaired loans
   during the year               $ 45,757     $196,250
Interest income recognized
   during impairment                4,066        5,543
Cash-basis interest
   income recognized                4,066        5,543

         Loans past due over 90 days and still accruing interest at year-end 1999 and 1998 were $225,000 and $140,000. Nonaccrual loans for the same periods were $250,000 and $168,000.

4. PREMISES AND EQUIPMENT
         Year-end premises and equipment were as follows:

                               DECEMBER 31,
                           1999            1998

Land                    $  446,070     $  285,592
Buildings                3,520,337      3,312,352
Furniture, fixtures
   and equipment         3,278,293      2,991,777
                        -------------------------
                         7,244,700      6,589,721
Less: Accumulated
   depreciation          4,324,832      3,939,616
                        -------------------------
                        $2,919,868     $2,650,105
                        =========================

         Depreciation included in noninterest expense was $411,440, $370,105 and $340,771 in 1999, 1998 and 1997.

5. DEPOSITS
         Year-end deposits were as follows:

                                        DECEMBER 31,
                                    1999             1998
Demand, noninterest bearing     $ 28,324,431     $ 31,486,957
Demand, interest bearing          32,326,299       31,128,562
Savings                           43,238,497       42,723,134
Time, $100,000 and over           14,239,385       11,985,612
Time, other                       42,306,736       40,390,286
                                -----------------------------
                                $160,435,348     $157,714,551
                                =============================

         A summary of time deposits at year-end 1999 by maturity follows:

                                1999
Within 12 months           $41,360,117
12 months to 24 months       8,652,259
24 to 60 months              6,507,620
Over 60 months                  26,125
                           -----------
                           $56,546,121
                           ===========


6. FEDERAL HOME LOAN BANK ADVANCES
         At year-end, advances from the Federal Home Loan Bank were as follows:

                                1999            1998
Maturities through 2002,
   fixed rate at 6.5%        $3,606,641     $          -
Maturity in 2000
   variable rate at 6.0%      2,000,000                -
                             ----------     ------------
Total                        $5,606,641     $          -
                             ==========     ============

         Each advance is payable at its maturity date; advances may be paid prior to maturity with a prepayment penalty. The Bank has $35,500,000 of first mortgage loans available under a blanket lien arrangement at year-end 1999.

Minimum required principal payments are:

                           Rate
         2000              6.18%         $ 3,160,554
         2001              6.50%           1,238,279
         2002              6.50%           1,207,808
                                         -----------
                                         $ 5,606,641
                                         ===========

7. SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

         Securities sold under agreements to repurchase generally mature within thirty days from the transaction date. Information concerning agreements to repurchase is summarized as follows:

                                1999              1998
Average balance
   during the year           $4,164,589        $3,825,286
Average interest rate
   during the year                 3.68%             4.27%
Maximum month-end
   balance during the year   $5,976,150        $5,963,258

8. BENEFIT PLANS

         The Corporation has a 401(k) retirement plan that covers substantially all employees. The plan allows employees to contribute up to 15% of their pay with the Corporation matching 50% of contributions up to 6% of an employee's pay. Discretionary contributions may also be made to the plan. Total matching and discretionary contributions made by the Corporation during 1999, 1998 and 1997 amounted to $106,711, $100,814 and $101,200, respectively.

         The Corporation has an Employee Stock Purchase Incentive Plan for full-time employees. Under the Plan, each employee is entitled to receive a cash payment equal to 20% of the purchase price of Corporation common stock acquired by the employee on the open market, up to a maximum of 100 shares per calendar year.

         The Corporation has a director retirement and death benefit plan for the benefit of all members of the Board of Directors. The plan is designed to provide an annual retirement benefit to be paid to each director upon retirement from the board. The retirement benefit provided to each director is an annual benefit equal to $1,000 for each year of service on the board after August 24, 1994. In addition, each director has the option of deferring any portion of directors' fees to a maximum of $1,000 per month until retirement. Expense recognized in 1999, 1998 and 1997 for this plan was $32,127, $35,476 and $21,862.

9. INCOME TAXES
         The components of deferred taxes were as follows:

                                   1999          1998
Deferred tax assets:
   Bad debts                     $284,804     $280,685
   Deferred loan fees              52,758       51,950
   Core deposit intangibles        37,552       37,228
   Deferred compensation          102,162       83,813
   Capital loss carryforward       69,439            -
   Unrealized securities
     losses                       373,413       89,901
                                 ---------------------
   Total                          920,128      543,577
                                 ---------------------

Deferred tax liabilities:
   Securities accretion            34,896       28,133
   Depreciation                    77,503       87,219
   Federal Home Loan
     Bank stock dividends          21,131            -
   Investment financial
     stock fund                    98,310            -
   Other                                -        7,360
                                 ---------------------
   Total                          231,840      122,712
                                 ---------------------
Net deferred tax asset           $688,288     $420,865
                                 =====================


The capital loss carryforward expires in 2003.

The components of income tax expense are as follows:

                         1999          1998           1997
Currently payable     $ 618,094     $ 726,193      $ 726,221
Deferred                 16,089      (132,022)       (45,278)
                      --------------------------------------
Total                 $ 634,183     $ 594,171      $ 680,943
                      ======================================

         The following is a reconciliation of income tax at the federal statutory rate to the effective rate of tax on the financial statements:

                                    YEARS ENDED DECEMBER 31,
                       1999                   1998                1997
                  --------------------------------------------------------------
                  RATE       AMOUNT      RATE       AMOUNT    RATE     AMOUNT
                  --------------------------------------------------------------
Tax at federal
  statutory rate   34%    $ 1,071,397     34%    $  999,197    34%  $ 1,030,380
Tax-exempt
  income          (13)       (406,658)   (15)      (428,371)  (12)     (370,979)
Other              (1)        (30,556)     1         23,345              21,542
                  --------------------------------------------------------------
Income tax
  expense          20%    $   634,183     20%    $  594,171    22%  $   680,943
                   =============================================================

10. RELATED PARTY TRANSACTIONS
         Loans to principal officers, directors, and their affiliates in 1999 were as follows:

             Beginning balance               $  7,484,637
             New loans                          1,216,511
             Effect of changes in
                related parties                (3,342,287)
             Repayments                        (1,144,650)
                                             ------------
             Ending balance                  $  4,214,211
                                             ============

         Unused commitments to these related parties totaled $1,082,971 at year-end 1999.

11. CAPITAL REQUIREMENTS AND RESTRICTIONS
ON RETAINED EARNINGS

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

         The Bank is restricted by regulation in the amount of dividends it may pay to the holding company. Under the most restrictive dividend limitations, at year-end 1999 approximately $103,000 is available for the Bank to pay dividends to the holding company.

        ----------------------------------------------------------------

                                                                                                   TO BE WELL CAPITALIZED
                                                                                FOR CAPITAL        UNDER PROMPT CORRECTIVE
                                                         ACTUAL              ADEQUACY PURPOSES        ACTION PROVISIONS
                                                  ------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                             AMOUNT      RATIO         AMOUNT      RATIO         AMOUNT    RATIO
                                                  ------------------------------------------------------------------------
1999
Total capital to risk-weighted assets
   Consolidated                                   $28,093      21.81%       $10,303      8.00%        $12,879    10.00%
   Bank                                            25,269      19.91         10,153      8.00          12,691    10.00
Tier 1 (core) capital to risk-weighted assets
   Consolidated                                    26,784      20.80          5,152      4.00           7,727     6.00
   Bank                                            23,960      18.88          5,077      4.00           7,615     6.00
Tier 1 (core) capital to average assets
   Consolidated                                    26,784      13.83          7,746      4.00           9,683     5.00
   Bank                                            23,960      12.49          7,674      4.00           9,592     5.00

1998
Total capital to risk-weighted assets
   Consolidated                                   $27,904      23.80%       $ 9,379      8.00%        $11,724    10.00%
   Bank                                            24,994      21.58          9,265      8.00          11,582    10.00
Tier 1 (core) capital to risk-weighted assets
   Consolidated                                    26,607      22.69          4,690      4.00           7,034     6.00
   Bank                                            23,697      20.46          4,633      4.00           6,949     6.00
Tier 1 (core) capital to average assets
   Consolidated                                    26,607      14.40          7,390      4.00           9,237     5.00
   Bank                                            23,697      12.92          7,374      4.00           9,167     5.00

        ----------------------------------------------------------------
                                                                              16

12. COMMITMENTS, CONTINGENCIES AND FINANCIAL
INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

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

         Financial instruments with off-balance-sheet risk were as follows at year-end.

                                       1999           1998
Unused lines of credit          $    23,472,000  $  18,317,000
Letters of credit                     1,575,000      1,575,000

         The Corporation was required to have approximately $1,722,000 and $1,328,000 of cash on hand or on deposit with the Federal Reserve Bank at year-end 1999 and 1998. These balances do not earn interest. The Corporation has also committed to invest up to $112,500 in a limited partnership that purchases stock of financial companies.

         Of the above unused lines of credit, approximately $5.7 million pertains to fixed rate commitments, and variable rate commitments account for approximately $17.8 million. In addition, rates on unused lines of credit range from 6.45% to 16.9%.

13. FAIR VALUES OF FINANCIAL INSTRUMENTS
         Carrying amount and estimated fair values of financial instruments were as follows at year-end.


                                            1999                                 1998
                             ----------------------------------------------------------------------
                                 CARRYING            FAIR             CARRYING            FAIR
                                  AMOUNT             VALUE             AMOUNT             VALUE
                             ----------------------------------------------------------------------
Financial assets:
    Cash and cash
        equivalents          $  17,308,351      $  17,308,000      $  20,890,122      $  20,890,000
    Interest-bearing
        deposits                 1,985,122          1,992,000                  -                  -
    Securities available
        for sale                19,538,195         19,538,000         13,030,285         13,030,000
    Securities held
        to maturity             50,675,855         50,136,000         56,778,648         58,584,000
    Federal bank stock             928,000            928,000            884,500            885,000
    Loans, net                  99,531,223         98,391,000         92,037,075         92,676,000
    Accrued interest
        receivable               1,344,846          1,345,000          1,351,375          1,351,000
Financial liabilities:
    Deposits                  (160,435,348)      (160,341,000)      (157,714,551)      (157,911,000)
    Short-term
        borrowings              (3,057,041)        (3,057,000)        (4,043,859)        (4,044,000)
    Federal Home
        Loan Bank
        advances                (5,606,641)        (5,645,000)                 -                  -
    Accrued interest
        payable                   (535,898)          (536,000)          (545,377)          (545,000)


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

14. OTHER COMPREHENSIVE INCOME

         Other comprehensive income components and related taxes were as follows.

                              1999           1998           1997
Unrealized holding
  gains and losses on
  available-for-sale
  securities               $(833,859)     $(403,438)     $  91,369
Less reclassification
  adjustment for gains
  and losses later
  recognized in income             -              -              -
                           ---------------------------------------
Net unrealized gains
  and losses                (833,859)      (403,438)        91,369
Tax effect                   283,512        137,169        (31,065)
                           ---------------------------------------
Other comprehensive
  income                   $(550,347)     $(266,269)     $  60,304
                           =======================================

15. PARENT COMPANY ONLY CONDENSED
FINANCIAL INFORMATION

         Condensed financial statements for National Bancshares Corporation (parent only) are as follows:

BALANCE SHEETS                        December 31,
                                  1999            1998
Assets:
   Cash                       $ 1,350,817     $ 1,877,605
   Dividend receivable                  -               -
   Investment in Bank
     subsidiary                24,031,721      24,281,663
   Securities available
     for sale                   1,667,762       1,267,125
   Other assets                   208,517         153,909
                              ---------------------------
   Total assets               $27,258,817     $27,580,302
                              ===========================
Liabilities and
shareholders' equity:
   Dividends payable          $   402,622     $   387,420
   Shareholders' equity        26,856,195      27,192,882
                              ---------------------------
   Total liabilities and
     shareholders' equity     $27,258,817     $27,580,302
                              ===========================

STATEMENTS OF INCOME

                                       YEARS ENDED DECEMBER 31,
                                1999             1998             1997
Income:
   Dividends from
     Bank subsidiary        $ 2,255,794      $ 2,752,913      $ 2,086,961
   Other dividends               92,300           12,724            2,500
                            ---------------------------------------------
   Total income               2,348,094        2,765,637        2,089,461
Expenses:
   Misc. expense                (25,508)         (40,571)         (28,736)
Undistributed equity in
   net income of Bank           194,400         (380,421)         288,862
                            ---------------------------------------------
Net income                  $ 2,516,986      $ 2,344,645      $ 2,349,587
                            =============================================

STATEMENTS OF CASH FLOWS

                                           YEARS ENDED DECEMBER 31,
                                    1999             1998             1997

Cash flows from
   operating activities:
   Net income                   $ 2,516,986      $ 2,344,645      $ 2,349,587
   Adjustments to reconcile
     net income to net cash
     provided by operating
     activities:
     Undistributed
       earnings of Bank            (194,400)         380,421         (288,862)
     Change in dividends
       receivable                         -          600,294         (243,869)
                                ---------------------------------------------
       Net cash from
         operating
         activities               2,322,586        3,325,360        1,816,856

Cash flows from
   investing activities:
   Purchase of
     securities                    (651,250)        (434,999)      (1,284,798)
   Return of capital                 90,000                -                -
                                ---------------------------------------------
       Net cash from
         investing
         activities                (561,250)        (434,999)      (1,284,798)

Cash flows from
   financing activities:
   Dividends paid                (1,063,000)        (980,647)        (937,030)
   Dividends reinvested             154,664          182,906          134,562
   Purchase of
     treasury shares             (1,379,788)        (244,450)        (222,257
                                ---------------------------------------------
       Net cash from
         financing
         activities              (2,288,124)      (1,042,191)      (1,024,725)
                                ---------------------------------------------
Net increase (decrease)
   in cash                         (526,788)       1,848,170         (492,667)
Cash, beginning of year           1,877,605           29,435          522,102
                                ---------------------------------------------
Cash, end of year               $ 1,350,817      $ 1,877,605      $    29,435
                                =============================================

[CROWE CHIZEK  Logo]


REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
National Bancshares Corporation
Orrville, Ohio

         We have audited the accompanying consolidated balance sheets of National Bancshares Corporation as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Corporation's financial statements for the year ended December 31, 1997 were audited by other auditors, whose report dated January 16, 1998, expressed an unqualified opinion thereon.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bancshares Corporation as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ Crowe, Chizek and Company LLP

Columbus, Ohio
January 27, 2000

ANALYSIS OF NET INTEREST EARNINGS

         Rate spread and effective rate differential (on a tax equivalent basis). The following table presents an analysis of net interest earning assets and interest bearing liabilities.


                                                       1999                         1998                         1997
                                        --------------------------------------------------------------------------------------------
                                         DAILY                           DAILY                         DAILY
                                        AVERAGE                AVERAGE  AVERAGE              AVERAGE  AVERAGE                AVERAGE
(Dollars in Thousands)                  BALANCE      INTEREST    RATE   BALANCE    INTEREST   RATE    BALANCE   INTEREST      RATE
                                        --------------------------------------------------------------------------------------------
ASSETS
Interest earning assets:
   Investment securities:
     Taxable                            $ 50,052    $  3,327    6.56%  $ 54,565   $  3,570    6.54%  $ 59,159   $  4,055       6.85%
     Nontaxable (tax
       equivalent basis)*                 21,542       1,840    8.54%    21,493      1,848    8.60%    19,028      1,702       8.94%
   Federal funds sold                     10,002         488    4.88%    11,692        622    5.32%     9,823        540       5.50%
   Interest-bearing
     deposits                              1,119          68    6.08%
   Net loans (including
     nonaccrual loans)                    97,438       8,285    8.50%    84,610      7,823    9.25%    79,187      7,440       9.40%
                                        --------------------------------------------------------------------------------------------
Total interest
   earning assets                        180,153      14,008    7.78%   172,360     13,863    8.04%   167,197     13,737       8.22%
                                        --------------------------------------------------------------------------------------------
All other assets                          13,505                         12,389                        11,942
                                        --------------------------------------------------------------------------------------------
Total Assets                            $193,658                       $184,749                      $179,139
                                        ============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing liabilities:
   Deposits:
     Interest bearing
       checking                         $ 30,837    $    568    1.84%  $ 29,376   $    676    2.30%  $ 30,139   $    788       2.61%
     Savings                              43,630       1,130    2.59%    41,657      1,245    2.99%    42,003      1,253       2.98%
     Time, $100,000
       and over                           15,125         680    4.50%    14,082        768    5.45%    12,737        720       5.65%
     Time, other                          42,385       2,093    4.94%    40,196      2,119    5.27%    40,273      2,135       5.30%
   Other funds purchased                   6,335         278    4.39%     4,350        191    4.39%     3,679        176       4.78%
                                        --------------------------------------------------------------------------------------------
Total interest
   bearing liabilities                   138,312       4,749    3.43%   129,661      4,999    3.86%   128,831      5,072       3.94%
                                        --------------------------------------------------------------------------------------------
Demand deposits                           27,132                         27,030                        23,844
Other liabilities                            910                          1,132                         1,017
Shareholders' equity                      27,304                         26,926                        25,447
                                        --------------------------------------------------------------------------------------------
Total Liabilities and
   Shareholders' Equity                 $193,658                       $184,749                      $179,139
                                        ============================================================================================
Net interest income
   (tax equivalent basis)*                          $  9,259                      $  8,864                      $  8,665
                                        --------------------------------------------------------------------------------------------
Net interest spread                                             4.35%                         4.18%                            4.28%
                                        --------------------------------------------------------------------------------------------
Net yield on total
   earning assets*                                              5.14%                         5.14%                            5.18%
                                        --------------------------------------------------------------------------------------------


*Tax equivalence based on highest statutory tax rate of 34%

HISTORICAL FINANCIAL SUMMARY


FINANCIAL POSITION
(YEAR END BALANCES)                  1999               1998              1997*             1996*             1995*
Total Assets                      $197,402,543      $190,203,604      $182,982,332      $180,631,014      $175,144,085
Cash and Due from Banks              8,538,351         7,675,122         8,068,623         8,194,813         7,946,503
Investment Securities               70,214,050        69,808,933        80,940,781        76,719,305        78,406,304
Loans-Net                           99,531,223        92,037,075        78,257,778        78,149,995        73,141,286
Deposits                           160,435,348       157,714,551       151,081,856       149,824,321       146,996,114
Shareholders' Equity                26,856,195        27,192,882        26,177,793        24,804,248        23,385,931
Book Value Per Share              $      12.01      $      11.93      $      11.48      $      10.86      $      10.24
                                  ------------------------------------------------------------------------------------

SUMMARY OF OPERATIONS
Total Interest Income             $ 13,382,607      $ 13,235,138      $ 13,157,905      $ 12,730,539      $ 12,611,712
Total Interest Expense               4,748,609         4,999,452         5,071,870         4,860,197         4,762,140
                                  ------------------------------------------------------------------------------------
Net Interest Income                  8,633,998         8,235,686         8,086,035         7,870,342         7,849,572
Provision for Loan Losses              120,000           120,000           120,000           180,000           180,000
                                  ------------------------------------------------------------------------------------
Net Interest Income After
   Provision for Loan Losses         8,513,998         8,115,686         7,966,035         7,690,342         7,669,572
Total Noninterest Income               836,598           874,699           745,380           795,444           740,236
Total Noninterest Expense            6,199,427         6,051,569         5,680,885         5,620,865         5,650,586
                                  ------------------------------------------------------------------------------------
Income Before Income Taxes           3,151,169         2,938,816         3,030,530         2,864,921         2,759,222
Income Taxes Expense                   634,183           594,171           680,943           628,469           590,330
                                  ------------------------------------------------------------------------------------
Net Income                        $  2,516,986      $  2,344,645      $  2,349,587      $  2,236,452      $  2,168,892
                                  ====================================================================================
Net Income Per Share              $       1.12      $       1.03      $       1.03      $        .98      $        .95
Cash Dividends                    $  1,078,202      $  1,001,743      $    948,651      $    900,103      $    822,014
Cash Dividends Per Share          $       0.48      $        .44      $        .42      $        .40      $        .36
Dividend Payout Percentage               42.84%            42.72%            40.38%            40.25%            37.90%
Weighted Average Number
   of Shares Outstanding             2,253,650         2,281,166         2,285,812         2,280,706         2,280,706
Return on Average Assets                  1.30%             1.27%             1.31%             1.30%             1.28%
Return on Average Equity                  9.22%             8.71%             9.23%             9.24%             9.49%
Average Equity to
   Total Assets                          14.10%            14.57%            14.21%            14.08%            13.46%
Risk-Based Capital
   Percentage                            21.81%            23.80%            23.75%            22.30%            20.67%
Full Time Equivalent Staff                 101                96                96                95                94
Average Total Assets to
   Full Time Equivalent Staff     $  1,917,411      $  1,924,474      $  1,866,035      $  1,810,186      $  1,806,496
                                  ====================================================================================


* All share and per share data restated for a 100% stock dividend on May 29, 1998.

DIRECTORS

Charles J. Dolezal
Chairman, President,
Chief Executive Officer

Sara Balzarini
Member of Management Committee
Contours, Ltd.

Bobbi Douglas
Executive Director
STEPS at Liberty Center
Every Woman's House

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

Carolyn Forrer
Administrative Officer,
Manager Main Office Lobby

Karen Hicks
Assistant Vice President,
Manager Smithville Office

Michelle Kieffaber
Loan Officer,
Dalton Office

James Kuschmeader
Assistant Vice President,
Manager Dalton Office

Susan Kutz
Administrative Officer,
Manager West High Office

Larry Kytta
Assistant Vice President,
Manager Lodi Office

Cheryl Purdy
Administrative Officer
Manager Seville Office

Steve Riddick
Assistant Vice President,
Manager Cleveland Road Office

Valerie Stein
Assistant Vice President,
Manager Kidron Office

Rita Tyrrell
Administrative Officer,
Dalton Office

Betty Wyant
Assistant Vice President,
Manager Midway Office

                             [Logo Eagle] NATIONAL
                                          BANCSHARES
                                          CORPORATION
                                          112 West Market Street
                                          Orrville, Ohio 44667
                                          (330)682-1010

                                          fnborrville.com