Form 10-K, Exhibit 13
period 2000-12-31
NATIONAL BANCSHARES CORP /OH/
filed 2001-03-29
CIK 790362

Exhibit 13

National
Bancshares
Corporation

2000 Annual Report

Financial Highlights
Dear Shareholders
Financial Review
Price Ranges of Common Stock
Shareholder Information
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Changes in Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Report of Independent Auditors
Analysis of Net Interest Earnings
Historical Financial Summary
Exhibit 10.1 Directors Defined Benefit Plan
Exhibit 10.2 Special Separation Agreement
Exhibit 13 Annual Report
Exhibit 23 Consent of Independent Auditors

Financial Highlights

Financial Position
			Percentage
(Year End Balances)	2000	1999	Change

Total Assets	$200,792,706	$197,402,543	1.72%

Deposits	162,013,585	160,435,348	0.98%

Loans-Net	107,551,674	99,531,223	8.06%

Investment Securities	68,021,052	70,214,050	-3.12%

Shareholders’ Equity	28,939,329	26,856,195	7.76%

Summary of Operations

Net Interest Income	$8,804,313	$8,633,998	1.97%

Net Income	2,555,271	2,516,986	1.52%

Regular Cash Dividends	1,119,697	1,078,202	3.85%

Net Income Per Share	1.14	1.12	1.79%

Cash Dividends Per Share	0.50	0.48	4.17%

Book Value Per Share	12.93	12.01	7.66%

National Bancshares Corporation is a one-bank holding company with assets totaling over $200 million. First National Bank, its subsidiary, is headquartered in Orrville, Ohio. Serving Wayne County, southern Medina County, and parts of Stark and Holmes Counties through eleven banking offices, First National Bank offers a variety of personal and commercial deposit and lending services.

“A man’s true wealth is the good he does in this world.” – Mohammed

First National Bank’s commitment to each individual customer is reinforced by our commitment to the community. The communities we serve are the life-blood of our business. First National has a corporate history dedicated to financially supporting local organizations and charities. Additionally, we take pride in the work and accomplishments of our caring associates. These associates, who work enthusiastically for a variety of organizations, give freely of their time, and serve to remind us all of the importance of community.

First National Bank’s involvement and sponsorship in community events epitomizes family entertainment for hometown America. Concerts at Rehm Pavilion in
Orrville, the annual Woosterfest celebration, Christmas in Seville, the Dalton Holidays
Festival, and many others, benefit from our support. This support assists the communities we serve and, of course, the families who reside there.

“The banking industry has become a model for the nation,” said Colin L. Powell, founding chairman of America’s Promise – the Alliance for Youth®. First National Bank has pledged to help build and strengthen the character and competence of youth with their support of local youth organizations.

Dear Shareholders

      While operating results for the year 2000 posted new highs, the gains over the previous year were somewhat modest. Income before income taxes increased $121 thousand, or 3.9%, above that of 1999. With income taxes increasing $83 thousand, or 13.1%, net income was up $38 thousand, or 1.5%, above 1999. Total assets increased approximately $3.4 million, or 1.7%, above the end of the previous year. Asset growth was driven primarily by an increase in loans. Net loans rose over $8 million, or 8.1%, above the end of the previous year. Most of the loan activity during this past year was realized in commercial and real estate mortgage loans. Total deposits posted a modest growth of 1%, increasing over $1.5 million. With Certificates of Deposit being a popular product during this past year, we experienced a movement of some funds from savings and interest-bearing checking into time deposits. Total shareholders’ equity increased by over $2 million, or 7.8%, above year end 1999. This increase is primarily due to an increase in retained earnings and an increase in the market value of securities available for sale. The difference between the market value and book value of these securities (net of tax) is reflected in accumulated other comprehensive income.

      Total cash dividends declared in 2000 equaled 50¢ per share, a 4.2% increase over the total cash dividends declared in 1999. This continues our long-term trend of increasing cash dividends each year.

      The stock market during this past year was not particularly kind to financial stocks. The stock values of most financial institutions took quite a beating throughout the year 2000. The price of many financial stocks sold on the over the counter market (OTC), such as ours, tend to follow the regional bank stocks. This trail seems to occur with a varying lag affect. The bid price of our stock declined throughout this past year, hitting a low of $14.50 on October 3, 2000. It rebounded modestly to $15.25 by December 31, 2000. With the price of some regional bank stocks climbing near the end of this past year, we are optimistic our stock may also enjoy an upward movement of market value during the year 2001.

      In April of this past year, we unveiled a new product in the Visa® Check Card. This card can be used in lieu of writing a check when paying for purchases from merchants that accept Visa. The amount of the purchase is automatically deducted from the customer’s checking account. The card will also enable our customers to obtain cash or transfer funds at any MAC® or PLUS® Network ATM. This service has been very well received by our customers.

      During the fourth quarter of 2000, we totally updated our Internet web site for First National Bank and introduced transactional Online Banking. Besides obtaining information about our products and services, customers can now inquire on their account balances, transfer funds between accounts, or make loan payments online. These transactions are accomplished through our secured Internet site. All transactions are guarded with encryption and passwords for each customer’s security and peace of mind. Customers may register for this free service online. Other features of our interactive site allow you to reorder checks, use financial calculators, view current savings rates and check out recent news and bank happenings. If you have not yet seen our site, please visit us on the web at www.fnborrville.com and try our Online Banking demo.

      In December, we opened a new drive-up MAC ATM at our Mt. Eaton office bringing 24-hour banking to the community. We also unveiled a new Preferred Savings Account. This account offers a tiered rate of interest as the account balance grows. Customers with a higher balance can realize interest rates like those typically offered on certificates of deposit, with the advantage of having immediate access to these funds. I invite you to stop at any of our offices to learn more about this new savings product.

      National Bancshares Corporation, through its subsidiary, First National Bank, also supports the communities we serve through financial contributions and the voluntary efforts of our employees. We financially support more than fifty different community organizations each year. During the past five years, First National Bank has contributed over $350 thousand to these local organizations. The services provided by these groups range from education and youth to medical and social services. Our employees have also given very generously of their time and money to these organizations. During this past year our employees raised over $20 thousand for charitable causes and donated thousands of hours of their time to support many worthwhile causes in our communities. This personal involvement is indicative of the many high-quality people in our organization. These contributions, and the voluntary efforts of our employees, make our communities a better place to live and work.

/s/ Charles J. Dolezal Charles J. Dolezal President and Chairman

First National associates regularly donate to local causes to earn the right to wear blue jeans to work during “Casual for a Cause” day. Customers are also invited to participate, resulting in contributions in excess of $9,300 for several local causes during 2000.

In 2000, First National associates volunteered over 2,000 hours to civic and charitable involvement. Youth athletic teams, scouting groups, charitable foundations and local non-profit boards comprise only a handful of the organizations benefitting from the time and effort donated by our staff.

Financial Review

      National Bancshares Corporation experienced continued success by setting new records in 2000. Total assets grew approximately $3.4 million ending 2000 at $200,792,706. This represents a 1.7% increase over the previous year. Average assets also experienced growth in 2000, increasing to approximately $195.9 million from $193.7 million in 1999, or an increase of $2.2 million. Net income in 2000 totaled $2,555,271 exceeding 1999 net income by approximately 1.5%.

      Cash and due from banks amounted to $7,077,797 and $8,538,351 at December 31, 2000 and 1999, respectively. This was a decrease of $1.5 million, or 17.1%. Cash reserves are maintained at appropriate levels in order to meet customer needs with consideration given to security. Excess cash is invested in order to maximize a safe and profitable return on assets. A significant portion of this account represents the normal processing of outgoing cash letters, which represents checks deposited with us that were drawn on other banks.

      Federal funds sold were $8,135,000 and $8,770,000 as of December 31, 2000 and 1999, respectively. Average balances decreased during the year with 2000 averaging $5.5 million compared to $10.0 million during 1999. Federal funds sold are overnight investments with our correspondent banks. This is an investment tool that is used to maximize the earning assets of the bank.

      Interest-bearing balances with banks were $2.0 million as of December 31, 2000 and 1999. Interest-bearing balances averaged $2.0 million during 2000 and $1.1 million during 1999.

      Total securities decreased approximately $2.2 million ending 2000 at $68,021,052 compared to $70,214,050 at the end of 1999. The average balance of taxable securities decreased from $50.1 million in 1999 to $49.5 million in 2000. The average balance of nontaxable securities decreased from $21.5 million in 1999 to $20.7 million in 2000. The market or fair value of the total portfolio was $68,686,804 and $69,673,753 as of December 31, 2000 and 1999, respectively.

      U.S. treasury and agency obligations decreased approximately $1.7 million or 6.4% with balances of $24,459,079 on December 31, 2000 compared to $26,127,058 on December 31, 1999. The net market appreciation of this category was approximately $285 thousand as of December 31, 2000.

      Mortgage-backed securities were $331,043 and $927,073 on December 31, 2000 and 1999, respectively. This was a decline of $596 thousand or 64.3%. The net market appreciation of these securities was $22 thousand on December 31, 2000.

      Obligations of states and political subdivisions ended 2000 at $19,734,709, which was 3.7% lower than the $20,500,646 balance on December 31, 1999. The net market appreciation was approximately $506 thousand as of December 31, 2000. To assist in local development, the bank actively purchases bonds issued by local municipalities, school systems and other public entities when opportunities present themselves.

      Other securities ended 2000 at $23,496,221, which was 3.7% higher than the December 31, 1999 balance of $22,659,273. This group of securities is primarily comprised of high quality corporate bonds and notes. The Corporation also maintains a portfolio of approximately $1.9 million in equity securities. The net market depreciation was approximately $340 thousand as of December 31, 2000.

      Net loans increased by approximately $8.0 million, or 8.1% during 2000. Net loan balances were $107,551,674 and $99,531,223 on December 31, 2000 and 1999, respectively. Average net loans posted an increase of $7.4 million with a yearly average of $104.9 million for 2000.

      Loans collateralized by real estate totaled $78,691,814 on December 31, 2000, as compared to $71,796,670 as of December 31, 1999. All real estate categories, except construction, posted increases in 2000. There was a $2.0 million increase in commercial mortgage loans and a $2.9 million increase in residential mortgage loans. Home equity loans increased $2.3 million while construction loans decreased $0.2 million. Loan demand was strong in 2000 due to customers’ confidence in the economy.

      Consumer loans, totaling $7,151,394 on December 31, 2000, were 8.9% below the 1999 year end total of $7,847,553. Commercial loans were $19,850,559 and $17,851,661 as of December 31, 2000 and 1999, respectively. Credit card loans decreased 1.6% during the year with balances of $1,188,297 on December 31, 2000. Other loans decreased $179 thousand during 2000 ending the year at $2,273,180.

      The allowance for loan losses was $1,343,124 and $1,308,630 as of December 31, 2000 and 1999, respectively. The allowance for loan losses to total loans percentages were 1.23% and 1.30% and net charge-offs to total average loans percentages were .03% and .11% for 2000 and 1999, respectively. As with any charge-offs, the bank continues to attempt recovery where feasible. The ratio of non-performing loans to total loans was .13% for 2000 compared to .25% in 1999. The ratio of the allowance for loan losses to non-performing loans was 932% for 2000 compared to 524% for 1999. Non-performing loans consist of loans that have been placed on nonaccrual status. Management reviews the allowance for loan losses on a regular basis to determine the adequacy of the reserve. Management reviews problem loans (loans past due 90 days or more and loans on non-accrual) for unfavorable collectibility factors and assesses the requirement for specific reserves on such credits. For those loans not subject to specific reserves, management reviews previous loan loss experience, general economic conditions and delinquent loan reports to establish appropriate reserves.

      Premises and equipment totaled $2,621,483 on December 31, 2000 as compared to $2,919,868 on December 31, 1999. During 2000 capital expenditures amounted to $111 thousand and depreciation was $409 thousand. Improvements and repairs to bank buildings and equipment are performed as needed to keep them in good working order in an effort to provide convenient and pleasant banking offices to meet our customers’ needs.

      Total deposits posted a $1.6 million or 1.0% increase ending 2000 at $162,013,585, as compared to $160,435,348 on December 31, 1999. Average deposits decreased from $159.1 million in 1999 to $158.1 million in 2000.

      Demand deposits, which represent noninterest-bearing checking accounts, ended 2000 at $28,236,689, which was a decrease of 0.3% from the December 31, 1999 balance of $28,324,431. Demand deposits fluctuate based on the needs of our customers. The average demand deposit accounts for 2000 were $26.5 million as compared to $27.1 million in 1999.

      Interest-bearing checking accounts finished 2000 at $30,414,962 compared to $32,326,299 a year earlier. This was a decrease of $1.9 million, or 5.9%. Average balances decreased by $0.9 million from $30.8 million in 1999 to $29.9 million in 2000. Interest-bearing checking accounts include our Negotiable Order of Withdrawal accounts and Money Market Deposit Accounts.

      Savings accounts totaled $39,985,914 on December 31, 2000, approximately $3.3 million below the end of the previous year. With certificates of deposit being a popular product during 2000, funds moved from savings and interest-bearing checking accounts into time deposits. Average savings accounts decreased from $43.6 million during 1999 to approximately $41.3 million in 2000. First National offers both passbook and statement savings accounts.

      Time deposits of less than $100,000 amounted to $49,317,909 and $42,306,736 as of December 31, 2000 and 1999, respectively. This represents an increase of $7.0 million or 16.6%. The increase was due mainly to a special rate offered on our 15-month certificates of deposit. Average time balances of less than $100,000 increased approximately $4.3 million giving 2000 an average time deposit balance of $46.7 million compared to approximately $42.4 million in 1999.

      Time deposits of $100,000 and over decreased from $14,239,385 on December 31, 1999 to $14,058,111 on December 31, 2000. Average time deposits of $100,000 and over decreased by $1.4 million from 1999 giving 2000 an average of $13.7 million.

      Securities sold under agreements to repurchase were $3,949,485 on December 31, 2000 compared to $2,057,041 at the end of 1999, or approximately $1.9 million higher. The Federal Reserve note account balance was $615,298 and $1,000,000 as of December 31, 2000 and 1999, respectively. Since loan growth exceeded deposit growth, the Bank obtained advances from the Federal Home Loan Bank. Federal Home Loan Bank advances were $3,446,086 and $5,606,641 at December 31, 2000 and 1999, respectively. The average of other funds purchased increased in 2000 to $8.6 million from $6.3 million during 1999.

Fifty-four First National associates raised nearly $3,500 in the 2000 Wayne County Junior Achievement Bowl-A-Thon. These contributions helped provide business education to more than 150 students.

The Board of Directors, on behalf of First National Bank, contributed nearly $75,000 to charitable organizations during 2000. This generosity upholds the Bank’s long-standing commitment to "give back" to the communities we serve.

Shareholders’ equity had an ending balance of $28,939,329 on December 31, 2000. This is an increase of $2.1 million or 7.8% from the 1999 ending balance of $26,856,195. The increase is due mainly to retained earnings and an improvement in accumulated other comprehensive income. This growth translates to a $0.92 increase in book value per share, raising the book value per share to $12.93 on December 31, 2000, compared to $12.01 on December 31, 1999. Under the federal risk-based capital regulations, the Bank’s total capital to risk-based assets of 19.40% on December 31, 2000 was more than twice the 8% minimum required. The Bank remains in a very favorable position when compared to its peer group in the area of capitalization.

      Shareholders’ equity reflects the change in accumulated other comprehensive income. This represents the unrealized appreciation or depreciation in the market value of investment securities (net of taxes) that are available for sale. During 2000, accumulated other comprehensive income increased by $597,722, resulting in an unrealized depreciation balance of $127,139 at December 31, 2000. A general improvement in the market value of debt and equity investments owned, due to economic conditions and lower interest rates, has increased the market value of securities in the available for sale portfolio.

      In summary, the Corporation continued to experience balance sheet growth highlighted by increases of approximately 8.1% in loans, 1.0% in deposits and 7.8% in shareholders’ equity.

Liquidity

      Liquidity is the consideration of the corporation’s ability to meet its necessary outgoing cash flow needs. Cash equivalents for the cash flow statement of $15.2 million is composed of $7.1 million in cash and due from banks and $8.1 million in federal funds sold. Management considers the corporation to be in a satisfactory liquidity position with the ability to meet the demands of its customers and the local economy.

Results of Operations

      Net income set a new record high of $2,555,271 in 2000, or approximately 1.5% over 1999’s net income of $2,516,986. Net income for 1999 was approximately 7.4% above 1998’s net income of $2,344,645. This equates to net income per share of $1.14 for 2000, $1.12 for 1999 and $1.03 for 1998. The primary source of income continues to be interest on loans and other investments with additional revenues generated from fees on non-interest related services.

      Interest and fees on loans of $9,280,026 for 2000 was above 1999 by 12.0%, or approximately $995 thousand. Interest and fees on loans also increased from 1998 to 1999, improving by 5.9%, or approximately $461 thousand. The improvement in 2000 was due to an increase in average loan volume and average loan yields. The improvement in 1999 was due to an increase in average loan volume. Average interest yields on loans were 8.85%, 8.50% and 9.25% for 2000, 1999 and 1998, respectively.

      Interest on federal funds sold was $348,202, $488,523 and $621,579 for 2000, 1999 and 1998, respectively. The decrease of $140 thousand in 2000 was the result of lower volume of funds sold. The decrease of $133 thousand in 1999 was the result of lower average rates and volume of funds sold.

      Interest on taxable investment securities, which includes interest-bearing deposits with banks, increased by approximately $25 thousand ending 2000 at $3,419,441. This 0.7% increase in interest income was due primarily to an increase in the average investment balances. In 1999, interest on taxable investment securities decreased by approximately $175 thousand or 4.9% from 1998. This decrease was due to a decrease in average investment balances.

      Interest on obligations of states and political subdivisions totaled $1,166,910 for 2000, which was $47 thousand or 3.9% below 1999. The average balance of these investments decreased $884 thousand while the average taxable equivalent yield increased slightly from 8.54% in 1999 to 8.55% in 2000. Interest on obligations of states and political subdivisions totaled $1,214,513 for 1999, which was $6 thousand or 0.5% below 1998. The average balances increased $49 thousand in 1999 while the average taxable equivalent yield declined from 8.60% to 8.54%.

      Total interest and dividend income of $14,214,579 for 2000 was $832 thousand higher than 1999’s total of $13,382,607 as a result of the generally higher loan volumes and yields. 1999’s total interest income exceeded 1998’s by $147 thousand due primarily to higher loan volumes.

      Interest on deposits totaled $4,898,207 in 2000 as compared to $4,470,562 in 1999. This $428 thousand increase, which equaled a 9.6% increase, was due principally to higher average rates on deposits. Comparing 1999 to 1998, interest on deposits decreased $337 thousand or 7.0%. The decrease was due to lower average rates on deposits.

      Interest expense on other funds purchased, which includes Federal Home Loan Bank advances, was $512,059, $278,047 and $191,603 for 2000, 1999 and 1998, respectively. The increases in 2000 and 1999 were primarily the result of higher average balances of Federal Home Loan Bank advances.

      Net interest income before provision for loan losses was $8,804,313, $8,633,998 and $8,235,686 for 2000, 1999 and 1998 respectively. This represents an increase of 2.0% in 2000 and 4.8% in 1999. The net interest margin, which is calculated on a tax equivalent basis, was 5.15% for 2000 and 5.14% for 1999 and 1998.

      The Bank provides for potential loan losses throughout the year. In 2000 the provision for loan losses was $62,500. In 1999 and 1998 the provision for loan losses was $120,000. The total provision for loan losses for the last three years was $302,500, compared to total net charge-offs of $191,840 for the same three-year period. The provision for loan losses is based on the Bank’s past loan loss experience, current delinquencies, mix and various types of loans, general economic conditions and trends, and an evaluation of the losses inherent in the current loan portfolio.

      Net interest income after provision for loan losses was $8,741,813, $8,513,998 and $8,115,686 in 2000, 1999 and 1998, respectively. This represents an increase of 2.7% in 2000 and 4.9% in 1999.

      Noninterest income totaled $849,467, $836,598 and $874,699 for 2000, 1999 and 1998, respectively. Noninterest income is primarily comprised of checking account fees, which were $560 thousand in 2000, $544 thousand in 1999 and $545 thousand in 1998. Other noninterest income includes safety deposit box rents, net gains/losses on loans sold and other miscellaneous fees and collections.

      Noninterest expenses were $6,318,759 for 2000, $6,199,427 in 1999 and $6,051,569 in 1998. This represents a $119 thousand or 1.9% increase in 2000 and a $148 thousand or 2.4% increase in 1999. The increase in 2000 was primarily due to higher salaries and employee benefits and miscellaneous other expenses. The higher salaries and employee benefits were mainly due to normal salary increases. The increase in 1999 was due to higher salaries and employee benefits. The higher salaries and employee benefits in 1999 were mainly due to normal salary increases and staffing the new office in Wooster.

      The income tax provision amounted to $717,250, $634,183 and $594,171 in 2000, 1999 and 1998, respectively. The increase in net interest income after provision for loan losses and lower nontaxable interest income, offset by higher noninterest expenses resulted in a higher tax provision in 2000. In 1999, the increase in net interest income was the main reason for a higher tax provision. The effective tax rate was 21.9%, 20.1% and 20.2% in 2000, 1999 and 1998, respectively.

      Cash dividends declared during 2000 were $0.50 per share, compared to $0.48 per share in 1999 and $0.44 per share in 1998. The dividend payout percentage was 43.82%, 42.84% and 42.72% in 2000, 1999 and 1998, respectively. Return on average equity was 9.08%, 9.22% and 8.71% for 2000, 1999 and 1998, respectively. Return on average assets was a respectable 1.30% in 2000 and 1999, and 1.27% in 1998.

Asset & Liability Management

      Management considers interest rate risk to be the Corporation’s most significant market risk. Management focuses on maintaining consistent growth in net interest income, while managing interest rate risk within Board-approved policy limits. The Corporation’s Asset/Liability Management Committee, which consists of the Bank’s Executive Officers and reports directly to the Board of Directors, monitors and manages interest rate risk in order to maintain an acceptable level of possible change in net interest income as a result of changes in interest rates. The Asset/Liability Management Committee also monitors the Corporation’s

First National donates checking account simulation packets to local high schools to help students develop personal financial skills. Associates also speak to students regarding the importance of maintaining a good credit history. On “National Teach Children to Save Day”, First National associates stress the value of saving money to students at eight area elementary schools.

First National Bank has a long history of supporting the United Way. In 2000, more than $17,000 was donated to local United Ways and Community Chests by the Bank and its associates. FNB associates also support United Way by taking leadership roles. These roles include board of trustee positions, citizen review committees and fund-raising committees.

liquidity levels, which were within the Corporation’s policy guidelines at December 31, 2000. The Corporation does own certain equity securities, which have more price volatility compared to debt securities and does subject the Corporation to some equity risk. The Corporation does not own any trading assets and is not subject to foreign currency exchange or commodity price risk.

      The Corporation uses a gap analysis model as its primary method to identify and manage its interest rate risk. The model measures the difference between the assets and liabilities repricing or maturing within specific time periods. The model also considers prepayment assumptions and estimated paydowns in the loan and investment portfolios. An asset-sensitive position indicates that there are more rate-sensitive assets than rate-sensitive liabilities repricing or maturing within specific time horizons, which would generally imply a favorable impact on net interest income in periods of rising interest rates and a negative impact in periods of falling rates. A liability-sensitive position would generally imply a negative impact on net interest income in periods of rising rates and a positive impact in periods of falling rates.

      Management’s goal is to manage the Corporation’s interest rate risk by maintaining the gap between interest-earning assets and interest-bearing liabilities repricing in a one-year period within a range of plus or minus 10% of total assets.

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

      At December 31, 2000 the Corporation had a negative one year cumulative gap of 2.9% of total assets, indicating a slightly higher balance of rate sensitive liabilities than rate sensitive assets. The estimated impact on the net interest margin from modestly rising or falling interest rates would be relatively insignificant due to the short duration of mismatch within the first 12 months. The following table shows the estimated change in net interest income over 12 months if interest rates were to immediately increase or decrease by 200 basis points.

Change in	Percentage Change in Net Interest
Interest Rates	Income Over 12 Months
(basis points)	Dec. 31, 2000	Dec. 31, 1999

+200	-2.6%	-3.7%

-200	1.3%	3.4%

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

Impact of New Accounting Standard

      A new standard requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The standard does not allow hedging of a security, which is classified as held to maturity. Accordingly, companies may reclassify any security from held to maturity upon adoption of the pronouncement if they wish to be able to hedge the security in the future. The standard is effective for the Corporation in 2001.

      In January 2001, the Corporation adopted the new standard and transferred securities with an amortized cost of approximately $30.5 million and a fair value of approximately $30.7 million from the held to maturity to the available for sale category to take advantage of the flexibility provided by this classification. The transfer had a positive impact on the corporation’s capital, net of taxes, of approximately $134 thousand.

Price Ranges of Common Stock

      The stock prices below reflect inter-dealer bid prices, without adjustments for retail markups, markdowns or commissions and may not represent actual transactions.

			Dividends
2000	High	Low	Per Share

First Quarter	$24.50	$19.50	$.120

Second Quarter	20.00	16.87	.120

Third Quarter	17.25	16.75	.120

Fourth Quarter	17.00	14.50	.140

			Dividends
1999	High	Low	Per Share

First Quarter	$29.00	$29.00	$.100

Second Quarter	30.00	29.00	.100

Third Quarter	30.00	27.00	.100

Fourth Quarter	27.12	20.50	.180

The Heart Walk, a local fund- raiser to support the American Heart Association, benefitted from First National’s corporate sponsorship in 2000. In addition, a team of First National associates walked the five-mile course to raise $868.

Shareholder Information

Corporate Office

National Bancshares Corporation
112 West Market Street
P.O. Box 57
Orrville, Ohio 44667
(330)682-1010
www.fnborrville.com

Stock Trading Information

      The shares of common stock of National Bancshares Corporation are traded on the local over-the-counter market primarily with brokers in the Corporation’s service area. The ticker symbol for National Bancshares Corporation is NBOH.

Form 10-K

      A copy of the Corporation’s 2000 Annual Report on Form 10-K as filed with the SEC will be furnished free of charge to shareholders upon written request to the company.

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

Consolidated
Balance Sheets
December 31, 2000 and 1999

	2000	1999
Assets

Cash and due from banks	$7,077,797	$8,538,351

Federal funds sold	8,135,000	8,770,000

Total cash and cash equivalents	15,212,797	17,308,351

Interest-bearing time deposits with other banks	1,989,440	1,985,122

Securities available for sale	20,168,513	19,538,195

Securities held to maturity (fair value 2000 – $48,518,291; 1999 – $50,135,558)	47,852,539	50,675,855

Federal bank stock	975,800	928,000

Loans, net of allowance for loan losses 2000 – $1,343,124; 1999 – $1,308,630	107,551,674	99,531,223

Accrued interest receivable	1,492,613	1,344,846

Premises and equipment, net	2,621,483	2,919,868

Other assets	2,927,847	3,171,083

TOTAL	$200,792,706	$197,402,543

Liabilities and Shareholders’ Equity

Deposits	$162,013,585	$160,435,348

Repurchase agreements	3,949,485	2,057,041

Federal Reserve note account	615,298	1,000,000

Federal Home Loan Bank advances	3,446,086	5,606,641

Accrued expenses and other liabilities	1,828,923	1,447,318

Total liabilities	171,853,377	170,546,348

Shareholders’ Equity:

Common stock, no par value; 6,000,000 shares authorized; 2,289,528 shares issued	11,447,640	11,447,640

Additional paid-in-capital	4,689,800	4,689,800

Accumulated other comprehensive income (loss)	(127,139)	(724,861)

Retained earnings	14,292,805	12,981,399

Less 51,384 and 52,740 treasury shares —at cost	(1,363,777)	(1,537,783)

Total shareholders’ equity	28,939,329	26,856,195

TOTAL	$200,792,706	$197,402,543

See accompanying notes to consolidated financial statements.

Consolidated
Statements of Income
Years Ended December 31, 2000, 1999 and 1998

	2000	1999	1998
INTEREST AND DIVIDEND INCOME:

Loans, including fees	$9,280,026	$8,284,749	$7,823,312

Federal funds sold	348,202	488,523	621,579

Securities:

Taxable	3,419,441	3,394,822	3,569,761

Nontaxable	1,166,910	1,214,513	1,220,486

Total interest and dividend income	14,214,579	13,382,607	13,235,138

INTEREST EXPENSE:

Deposits	4,898,207	4,470,562	4,807,849

Short-term borrowings	181,576	176,391	191,603

Federal Home Loan Bank advances	330,483	101,656	—

Total interest expense	5,410,266	4,748,609	4,999,452

NET INTEREST INCOME	8,804,313	8,633,998	8,235,686

PROVISION FOR LOAN LOSSES	62,500	120,000	120,000

NET INTEREST INCOME AFTER PROVISION

FOR LOAN LOSSES	8,741,813	8,513,998	8,115,686

NONINTEREST INCOME

Checking account fees	559,750	543,631	545,212

Other	289,717	292,967	329,487

Total noninterest income	849,467	836,598	874,699

NONINTEREST EXPENSE

Salaries and employee benefits	3,353,392	3,183,466	2,959,396

Data processing fees	653,001	709,038	761,320

Net occupancy expense	216,918	206,157	245,834

Depreciation – furniture and fixtures	306,831	315,366	276,490

Franchise taxes	302,164	318,316	352,211

Maintenance and repairs	173,445	203,534	157,232

Other	1,313,008	1,263,550	1,299,086

Total noninterest expense	6,318,759	6,199,427	6,051,569

INCOME BEFORE INCOME TAXES	3,272,521	3,151,169	2,938,816

INCOME TAX EXPENSE	717,250	634,183	594,171

NET INCOME	$2,555,271	$2,516,986	$2,344,645

WEIGHTED AVERAGE COMMON

SHARES OUTSTANDING	2,240,534	2,253,650	2,281,166

BASIC EARNINGS PER COMMON SHARE	$1.14	$1.12	$1.03

See accompanying notes to consolidated financial statements.

Consolidated
Statements of Changes in Shareholders’ Equity
Years Ended December 31, 2000, 1999 and 1998

			Accumulated
		Additional	Other			Total
	Common	Paid-in	Comprehensive	Retained	Treasury	Shareholders'
	Stock	Capital	Income (Loss)	Earnings	Shares	Equity

Balance, January 1, 1998	$11,447,640	$4,689,800	$91,755	$10,137,118	$(188,520)	$26,177,793

Comprehensive income:

Net income				2,344,645		2,344,645

Other comprehensive income (loss)			(266,269)			(266,269)

Total comprehensive income						2,078,376

Stock split (2 for 1)

Cash dividends declared, $.44 per share				(1,001,743)		(1,001,743)

Shares issued under dividend reinvestment plan (6,867 shares)				42,985	139,921	182,906

Purchase of 8,563 treasury shares					(244,450)	(244,450)

Balance, December 31, 1998	11,447,640	4,689,800	(174,514)	11,523,005	(293,049)	27,192,882

Comprehensive income:

Net income				2,516,986		2,516,986

Other comprehensive income (loss)			(550,347)			(550,347)

Total comprehensive income						1,966,639

Cash dividends declared, $.48 per share				(1,078,202)		(1,078,202)

Shares issued under dividend reinvestment plan (5,144 shares)				19,610	135,054	154,664

Purchase of 47,296 treasury shares					(1,379,788)	(1,379,788)

Balance, December 31, 1999	11,447,640	4,689,800	(724,861)	12,981,399	(1,537,783)	26,856,195
Comprehensive income:

Net income				2,555,271		2,555,271

Other comprehensive income			597,722			597,722

Total comprehensive income						3,152,993

Cash dividends declared, $.50 per share				(1,119,697)		(1,119,697)

Shares issued under dividend reinvestment plan (11,694 shares)				(124,168)	348,620	224,452

Purchase of 10,338 treasury shares					(174,614)	(174,614)

Balance, December 31, 2000	$11,447,640	$4,689,800	$(127,139)	$14,292,805	$(1,363,777)	$28,939,329

See accompanying notes to consolidated financial statements.

Consolidated
Statements of Cash Flows
Years Ended December 31, 2000, 1999 and 1998

	2000	1999	1998
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$2,555,271	$2,516,986	$2,344,645

Adjustments to reconcile net income to net cash provided by operating activities:

Provision for loan losses	62,500	120,000	120,000

Depreciation, amortization and accretion	352,948	492,404	539,665

Federal Home Loan Bank stock dividend	(47,800)	(43,500)	(41,700)

Gain on sale of loans	—	—	(43,395)

Change in deferred taxes	(12,888)	16,089	(132,022)

Change in other assets and liabilities	215,686	(207,856)	178,974

Net cash from operating activities	3,125,717	2,894,123	2,966,167

CASH FLOWS FROM INVESTING ACTIVITIES:

Net change in interest-bearing deposits with banks	(4,318)	(1,985,122)	—

Securities held to maturity

Proceeds from maturities and repayments	6,321,926	13,128,950	20,015,915

Purchases of investments	(3,410,530)	(7,019,241)	(6,462,252)

Securities available for sale

Proceeds from maturities and repayments	3,310,000	2,090,000	1,860,000

Purchases of investments	(3,010,892)	(9,447,626)	(4,761,674)

Capital expenditures	(110,789)	(681,203)	(543,152)

Net increase in loans to customers	(8,082,951)	(7,614,148)	(13,855,902)

Net cash from investing activities	(4,987,554)	(11,528,390)	(3,747,065)

CASH FLOWS FROM FINANCING ACTIVITIES:

Net change in demand and savings accounts	(5,251,662)	(1,449,426)	6,023,645

Net change in time deposits	6,829,899	4,170,223	609,050

Net change in short-term borrowings	1,507,742	(986,818)	(533,107)

Proceeds from Federal Home Loan Bank advances	1,000,000	6,700,000	—

Repayments of Federal Home Loan Bank advances	(3,160,555)	(1,093,359)	—

Dividends paid	(1,208,979)	(1,063,000)	(980,647)

Dividends reinvested	224,452	154,664	182,906

Purchase of treasury shares	(174,614)	(1,379,788)	(244,450)

Net cash from financing activities	(233,717)	5,052,496	5,057,397

NET INCREASE (DECREASE) IN CASH

AND CASH EQUIVALENTS	(2,095,554)	(3,581,771)	4,276,499

BEGINNING CASH AND CASH EQUIVALENTS	17,308,351	20,890,122	16,613,623

ENDING CASH AND CASH EQUIVALENTS	$15,212,797	$17,308,351	$20,890,122

SUPPLEMENTAL DISCLOSURES

Cash paid for interest	$5,105,860	$4,758,088	$5,010,902

Cash paid for income taxes	625,000	690,000	632,762

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended December 31, 2000, 1999 and 1998

1. Summary of Significant Accounting Policies

      Nature of Operations and Principles of Consolidation: The consolidated financial statements include National Bancshares Corporation and its wholly-owned subsidiary, First National Bank, Orrville, Ohio, together referred to as “the Corporation.” Intercompany transactions and balances are eliminated in consolidation.

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

      Segments: As noted above, the Corporation provides a broad range of financial services to individuals and companies in northern Ohio. While the Corporation’s chief decision makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the Corporation’s banking operations are considered by management to be aggregated in one reportable operating segment.

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

      Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions with original maturities under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions and deposits with other banks.

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

      Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.

      A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

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

      Intangibles: Purchased intangibles, including goodwill of $261,000 and core deposit value of $75,000 at year-end 2000, are recorded at cost and amortized over the estimated life. Goodwill amortization is straight-line and core deposit amortization is accelerated.

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

      Earnings Per Common Share: Earnings per common share are calculated based on the weighted average number of shares outstanding during the period. There are no potentially dilutive instruments. During 1998, the Corporation declared a 2-for-1 stock split effected in the form of a 100% stock dividend.

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

      Impact of Recent Accounting Standards: In June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000 with early adoption encouraged for any fiscal quarter beginning July 1, 1998 or later, with no retroactive application. The Corporation adopted SFAS No. 133 effective January 1, 2001. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 does not allow hedging of a security which is classified as held to maturity, accordingly upon adoption of SFAS No. 133, companies may reclassify any security from held to maturity to available for sale if they wish to be able to hedge the security in the future. As a result, the Company transferred $30,458,397 of securities classified as held to maturity to available for sale. The unrealized gain at the time the securities were transferred was approximately $203,588. The after tax effect of the transfer was to increase equity by $134,368 and is shown as cumulative effect adjustment in other comprehensive income. The adoption of SFAS No. 133 did not have any other significant impact on the Company’s financial statements.

2. Securities

      Year-end securities are as follows:

	December 31, 2000

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Available for Sale:

U.S. Government and federal agency	$4,967,267	$68,045	$(5,000)	$5,030,312

State and Municipal	2,296,630	44,381	(444)	2,340,567

Corporate bonds and notes	10,816,204	169,842	(80,474)	10,905,572

Total debt securities	18,080,101	282,268	(85,918)	18,276,451

Equity securities	2,281,047	131,500	(520,485)	1,892,062

Total	$20,361,148	$413,768	$(606,403)	$20,168,513

Held to Maturity:

U.S. Government and federal agency	$19,428,767	$257,726	$(35,597)	$19,650,896

State and Municipal	17,394,142	476,061	(13,897)	17,856,306

Mortgage-backed	331,043	21,672	–	352,715

Corporate bonds and notes	10,698,587	56,035	(96,248)	10,658,374

Total	$47,852,539	$811,494	$(145,742)	$48,518,291

[Additional columns below]

[Continued from above table, first column(s) repeated]

	December 31, 1999

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Available for Sale:

U.S. Government and federal agency	$6,964,005	$–	$(164,006)	$6,799,999

State and Municipal	2,805,214	25,759	(104,499)	2,726,474

Corporate bonds and notes	8,586,202	906	(243,148)	8,343,960

Total debt securities	18,355,421	26,665	(511,653)	17,870,433

Equity securities	2,281,047	20,400	(633,685)	1,667,762

Total	$20,636,468	$47,065	$(1,145,338)	$19,538,195

Held to Maturity:

U.S. Government and federal agency	$19,327,059	$133,908	$(579,589)	$18,881,378

State and Municipal	17,774,172	391,800	(229,792)	17,936,180

Mortgage-backed	927,073	21,334	(4,033)	944,374

Corporate bonds and notes	12,647,551	24,632	(298,557)	12,373,626

Total	$50,675,855	$571,674	$(1,111,971)	$50,135,558

      There were no sales of securities in any period presented.

      Contractual maturities of debt securities at year-end 2000 were as follows.

	Amortized	Fair
	Cost	Value
Available for Sale:

Due in one year or less	$—	$—

Due from one to five years	6,140,512	6,243,261

Due from five to ten years	9,642,958	9,692,623

Due after ten years	2,296,631	2,340,567

	$18,080,101	$18,276,451

	Amortized	Fair
	Cost	Value
Held to Maturity:

Due in one year or less	$7,051,757	$7,069,590

Due from one to five years	19,435,662	19,863,111

Due from five to ten years	16,283,512	16,374,278

Due after ten years	5,081,608	5,211,312

	$47,852,539	$48,518,291

      Securities pledged at year-end 2000 and 1999 had carrying values of $33,104,000 and $32,313,000, and were pledged to secure public deposits and repurchase agreements.

3. Loans

      Loans at year-end were as follows:

	2000	1999
Collateralized by real estate:

Commercial	$27,005,236	$25,030,907

Residential	42,063,386	39,206,446

Home equity	8,612,004	6,334,052

Construction	1,011,188	1,225,265

	78,691,814	71,796,670

Consumer	7,151,394	7,847,553

Commercial	19,850,559	17,851,661

Credit cards	1,188,297	1,207,352

Other	2,273,180	2,452,641

	109,155,244	101,155,877

Unearned and deferred income	(153,114)	(162,866)

Unamortized discount on purchased loans	(107,332)	(153,158)

	108,894,798	100,839,853

Allowance for loan losses	(1,343,124)	(1,308,630)

	$107,551,674	$99,531,223

      Activity in the allowance for loan losses for the year was as follows.

	2000	1999	1998

Beginning balance	$1,308,630	$1,296,513	$1,232,464

Provision for loan losses	62,500	120,000	120,000

Loans charged-off	(56,737)	(145,959)	(135,408)

Recoveries	28,731	38,076	79,457

Ending balance	$1,343,124	$1,308,630	$1,296,513

      Impaired loans were as follows:

	2000	1999

Year-end loans with no allocated allowance for loan losses	$–	$–

Year-end loans with allocated allowance for loan losses	14,863	60,580

Amount of the allowance for loan losses allocated	14,863	32,884

Average of impaired loans during the year	$21,178	$45,757

Interest income recognized during impairment	4,315	4,066

Cash-basis interest income recognized	4,315	4,066

      Loans past due over 90 days and still accruing interest at year-end 2000 and 1999 were $112,094 and $225,000. Nonaccrual loans for the same periods were $144,130 and $250,000.

4. Premises and Equipment

      Year-end premises and equipment were as follows:

	2000	1999

Land	$446,070	$446,070

Buildings	3,558,760	3,520,337

Furniture, fixtures and equipment	3,311,697	3,278,293

	7,316,527	7,244,700

Less: Accumulated depreciation	4,695,044	4,324,832

	$2,621,483	$2,919,868

      Depreciation included in noninterest expense was $409,174, $411,440 and $370,105 in 2000, 1999 and 1998.

5. Deposits

      Year-end deposits were as follows:

	2000	1999

Demand, noninterest-bearing	$28,236,689	$28,324,431

Demand, interest-bearing	30,414,962	32,326,299

Savings	39,985,914	43,238,497

Time, $100,000 and over	14,058,111	14,239,385

Time, other	49,317,909	42,306,736

	$162,013,585	$160,435,348

      A summary of time deposits at year-end 2000 by maturity follows:

2000

2001	$51,636,509

2002	7,402,225

2003	3,618,848

2004	699,468

2005 and thereafter	18,970

$63,376,020

6. Federal Home Loan Bank Advances

      At year-end, advances from the Federal Home Loan Bank were as follows:

	2000	1999

Maturities through 2002, fixed rate at 6.5%	$2,446,086	$3,606,641

Maturity in 2000 variable rate at 6.0%	–	2,000,000

Maturity in 2010, fixed rate at 6.26% convertible to variable rate if 3-month LIBOR is at or above predetermined conversion	1,000,000	–

Total	$3,446,086	$5,606,641

      Each advance is payable at its maturity date; advances may be paid prior to maturity with a prepayment penalty. The Bank has $33,940,000 of first mortgage loans available under a blanket lien arrangement at year-end 2000.

      Minimum required principal payments are:

	Rate

2001	6.50%	$1,238,279

2002	6.50%	1,207,807

2010	6.26%	1,000,000

		$3,446,086

7. Repurchase Agreements

      Repurchase agreements generally mature within thirty days from the transaction date. Information concerning repurchase agreements is summarized as follows:

	2000	1999

Average balance during the year	$3,090,913	$4,164,589

Average interest rate during the year	4.87%	3.68%

Maximum month-end balance during the year	4,558,650	5,976,150

8. Benefit Plans

      The Corporation has a 401(k) retirement plan that covers substantially all employees. The plan allows employees to contribute up to 15% of their pay with the Corporation matching 50% of contributions up to 6% of an employee’s pay. Discretionary contributions may also be made to the plan. Total matching and discretionary contributions made by the Corporation during 2000, 1999 and 1998 amounted to $112,011, $106,711 and $100,814, respectively.

      The Corporation has an Employee Stock Purchase Incentive Plan for full-time employees. Under the Plan, each employee is entitled to receive a cash payment equal to 20% of the purchase price of Corporation common stock acquired by the employee on the open market, up to a maximum of 100 shares per calendar year.

      The Corporation has a director retirement and death benefit plan for the benefit of all members of the Board of Directors. The plan is designed to provide an annual retirement benefit to be paid to each director upon retirement from the board. The retirement benefit provided to each director is an annual benefit equal to $1,000 for each year of service on the board after August 24, 1994. In addition, each director has the option of deferring any portion of directors’ fees to a maximum of $1,000 per month until retirement. Expense recognized in 2000, 1999 and 1998 for this plan was $48,232, $32,127 and $35,476, respectively.

9. Income Taxes

      The components of deferred taxes were as follows:

	2000	1999
Deferred tax assets:

Bad debts	$296,532	$284,804

Deferred loan fees	49,552	52,758

Core deposit intangibles	39,258	37,552

Deferred compensation	126,892	102,162

Capital loss carryforward	67,694	69,439

Unrealized securities losses	65,496	373,413

Total	$645,424	$920,128

	2000	1999
Deferred tax liabilities:

Securities accretion	$33,800	$34,896

Depreciation	70,448	77,503

Federal Home Loan Bank stock dividends	43,724	21,131

Investment financial stock fund	104,193	98,310

Total	252,165	231,840

Net deferred tax asset	$393,259	$688,288

      The capital loss carryforward expires in 2003.

      The components of income tax expense are as follows:

	2000	1999	1998

Currently payable	$730,138	$618,094	$726,193

Deferred	(12,888)	16,089	(132,022)

Total	$717,250	$634,183	$594,171

      The following is a reconciliation of income tax at the federal statutory rate to the effective rate of tax on the financial statements:

	Years Ended December 31,
	2000		1999		1998
	Rate	Amount	Rate	Amount	Rate	Amount

Tax at federal statutory rate	34%	$1,112,657	34%	$1,071,397	34%	$999,197

Tax-exempt income	(12)	(384,858)	(13)	(406,658)	(15)	(428,371)

Other	–	(10,549)	(1)	(30,556)	1	23,345

Income tax expense	22%	$717,250	20%	$634,183	20%	$594,171

10. Related Party Transactions

      Loans to principal officers, directors, and their affiliates in 2000 were as follows:

Beginning balance	$4,214,211

New loans	1,544,427

Repayments	(1,377,327)

Ending balance	$4,381,311

      Unused commitments to these related parties totaled $1,199,641 at year-end 2000.

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

      Actual and required capital amounts and ratios are presented below at year-end.

					To Be Well Capitalized
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions

(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

2000

Total capital to risk-weighted assets

Consolidated	$29,817	22.22%	$10,735	8.00%	$13,419	10.00%

Bank	25,644	19.40	10,573	8.00	13,217	10.00

Tier 1 (core) capital to risk-weighted assets

Consolidated	28,474	21.22	5,368	4.00	8,051	6.00

Bank	24,301	18.39	5,287	4.00	7,930	6.00

Tier 1 (core) capital to average assets

Consolidated	28,474	14.53	7,836	4.00	9,795	5.00

Bank	24,301	12.52	7,762	4.00	9,703	5.00

1999

Total capital to risk-weighted assets

Consolidated	$28,093	21.81%	$10,303	8.00%	$12,879	10.00%

Bank	25,269	19.91	10,153	8.00	12,691	10.00

Tier 1 (core) capital to risk-weighted assets

Consolidated	26,784	20.80	5,152	4.00	7,727	6.00

Bank	23,960	18.88	5,077	4.00	7,615	6.00

Tier 1 (core) capital to average assets

Consolidated	26,784	13.83	7,746	4.00	9,683	5.00

Bank	23,960	12.49	7,674	4.00	9,592	5.00

adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. The Corporation is considered well capitalized under the Federal Deposit Insurance Act at year-end 2000 and 1999. Management is not aware of any matters after December 31, 2000 that would cause the Corporation’s capital category to change.

      The Bank is restricted by regulation in the amount of dividends it may pay to the holding company. Under the most restrictive dividend limitations, at year-end 2000 approximately $98,860 is available for the Bank to pay dividends to the holding company.

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

      Financial instruments with off-balance-sheet risk were as follows at year-end.

	2000	1999

Unused lines of credit	$24,113,000	$23,472,000

Letters of credit	1,012,000	1,575,000

      The Corporation was required to have approximately $2,060,000 and $1,722,000 of cash on hand or on deposit with the Federal Reserve Bank at year-end 2000 and 1999. These balances do not earn interest. The Corporation has also committed to invest up to $112,500 in a limited partnership that purchases stock of financial companies.

      Of the above-unused lines of credit, approximately $4,729,000 pertains to fixed-rate commitments, and variable-rate commitments account for approximately $19,384,000. In addition, rates on unused lines of credit range from 6.99% to 16.9%.

13. Fair Values of Financial Instruments

      Carrying amount and estimated fair values of financial instruments were as follows at year-end.

	2000		1999

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial Assets:

Cash and cash equivalents	$15,212,797	$15,213,000	$17,308,351	$17,308,000

Interest-bearing deposits	1,989,440	1,992,000	1,985,122	1,992,000

Securities available for sale	20,168,513	20,169,000	19,538,195	19,538,000

Securities held to maturity	47,852,539	48,518,000	50,675,855	50,136,000

Federal bank stock	975,800	976,000	928,000	928,000

Loans, net	107,551,674	106,753,000	99,531,223	98,391,000

Accrued interest receivable	1,492,613	1,493,000	1,344,846	1,345,000

Financial Liabilities:

Deposits	(162,013,585)	(161,809,000)	(160,435,348)	(160,341,000)

Short-term borrowings	(4,564,783)	(4,565,000)	(3,057,041)	(3,057,000)

Federal Home Loan Bank advances	(3,446,086)	(3,443,000)	(5,606,641)	(5,645,000)

Accrued interest payable	(840,304)	(840,000)	(535,898)	(536,000)

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

14. Other Comprehensive Income

      Other comprehensive income components and related taxes were as follows.

	2000	1999	1998

Unrealized holding gains and losses on available-for-sale securities	$905,639	$(833,859)	$(403,438)

Less reclassification adjustment for gains and losses later recognized in income	—	—	—

Net unrealized gains and losses	905,639	(833,859)	(403,438)

Tax effect	(307,917)	283,512	137,169

Other comprehensive income	$597,722	$(550,347)	$(266,269)

15. Quarterly Financial Data
(unaudited)

	Interest	Net Interest	Net	Earnings per Share
	Income	Income	Income	Basic and Diluted

2000

First quarter	$3,356,065	$2,138,497	$571,436	$0.26

Second quarter	3,503,382	2,223,594	600,917	0.27

Third quarter	3,658,595	2,200,604	660,791	0.29

Fourth quarter	3,696,537	2,241,618	722,127	0.32

1999

First quarter	$3,220,453	$2,066,171	$619,351	$0.27

Second quarter	3,326,359	2,134,813	592,441	0.26

Third quarter	3,352,683	2,190,244	647,607	0.29

Fourth quarter	3,483,112	2,242,770	657,587	0.30

16. Parent Company Only Condensed Financial Information

      Condensed financial statements for National Bancshares Corporation (parent only) are as follows:

BALANCE SHEETS

	December 31,

	2000	1999

Assets

Cash	$2,462,067	$1,350,817

Investment in Bank subsidiary	24,766,285	24,031,721

Securities available for sale	1,892,062	1,667,762

Other assets	132,255	208,517

Total assets	$29,252,669	$27,258,817

Liabilities and shareholders’ equity

Dividends payable	$313,340	$402,622

Shareholders’ equity	28,939,329	26,856,195

Total liabilities and shareholders’ equity	$29,252,669	$27,258,817

STATEMENTS OF INCOME

	Years Ended December 31,

	2000	1999	1998

Income

Dividends from Bank subsidiary	$2,265,174	$2,255,794	$2,752,913

Other dividends	30,000	92,300	12,724

Total income	2,295,174	2,348,094	2,765,637

Expenses

Miscellaneous expense	(24,783)	(25,508)	(40,571)

Undistributed equity in net income of Bank	284,880	194,400	(380,421)

Net income	$2,555,271	$2,516,986	$2,344,645

STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2000	1999	1998

Cash flows from operating activities:

Net income	$2,555,271	$2,516,986	$2,344,645

Adjustments to reconcile net income to net cash provided by operating activities:

Undistributed earnings of Bank	(284,880)	(194,400)	380,421

Change in dividends receivable	—	—	600,294

Net cash from operating activities	2,270,391	2,322,586	3,325,360

Cash flows from investing activities:

Purchase of securities	—	(651,250)	(434,999)

Return of capital	—	90,000	—

Net cash from investing activities	—	(561,250)	(434,999)

Cash flows from financing activities:

Dividends paid	(1,208,979)	(1,063,000)	(980,647)

Dividends reinvested	224,452	154,664	182,906

Purchase of treasury shares	(174,614)	(1,379,788)	(244,450)

Net cash from financing activities	(1,159,141)	(2,288,124)	(1,042,191)

Net increase (decrease) in cash	1,111,250	(526,788)	1,848,170

Cash, beginning of year	1,350,817	1,877,605	29,435

Cash, end of year	$2,462,067	$1,350,817	$1,877,605

CROWE CHIZEK

Report of Independent Auditors

Board of Directors and Shareholders
National Bancshares Corporation
Orrville, Ohio

      We have audited the accompanying consolidated balance sheets of National Bancshares Corporation as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bancshares Corporation as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles.

/s/ Crowe, Chizek and Company LLP
Crowe, Chizek and Company LLP

Columbus, Ohio
January 26, 2001

Analysis of Net Interest Earnings

      Rate spread and effective rate differential (on a tax equivalent basis). The following table presents an analysis of net interest earning assets and interest bearing liabilities.

	2000			1999

	Daily			Daily
	Average		Average	Average		Average
(Dollars in Thousands)	Balance	Interest	Rate	Balance	Interest	Rate

Assets

Interest earning assets:

Investment securities:

Taxable	$49,488	$3,297	6.53%	$50,052	$3,327	6.56%

Nontaxable (tax equivalent basis)*	20,658	1,769	8.55%	21,542	1,840	8.54%

Federal funds sold	5,506	348	6.32%	10,002	488	4.88%

Interest-bearing deposits	1,987	122	6.14%	1,119	68	6.08%

Net loans (including nonaccrual loans)	104,856	9,280	8.85%	97,438	8,285	8.50%

Total interest earning assets	182,495	14,816	8.12%	180,153	14,008	7.78%

All other assets	13,413			13,505

Total Assets	$195,908			$193,658

Liabilities and Shareholders’ Equity

Interest bearing liabilities:

Deposits:

Interest bearing checking	$29,914	$530	1.77%	$30,837	$568	1.84%

Savings	41,306	1,072	2.60%	43,630	1,130	2.59%

Time, $100,000 and over	13,726	835	6.08%	15,125	680	4.50%

Time, other	46,700	2,461	5.27%	42,385	2,093	4.94%

Other funds purchased	8,637	512	5.93%	6,335	278	4.39%

Total interest bearing liabilities	140,283	5,410	3.86%	138,312	4,749	3.43%

Demand deposits	26,470			27,132

Other liabilities	1,020			910

Shareholders’ equity	28,135			27,304

Total Liabilities and Shareholders’ Equity	$195,908			$193,658

Net interest income (tax equivalent basis)*		$9,406			$9,259

Net interest spread			4.26%			4.35%

Net yield on total earning assets*			5.15%			5.14%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	1998

	Daily
	Average		Average
(Dollars in Thousands)	Balance	Interest	Rate

Assets

Interest earning assets:

Investment securities:

Taxable	$54,565	$3,570	6.54%

Nontaxable (tax equivalent basis)*	21,493	1,848	8.60%

Federal funds sold	11,692	622	5.32%

Interest-bearing deposits

Net loans (including nonaccrual loans)	84,610	7,823	9.25%

Total interest earning assets	172,360	13,863	8.04%

All other assets	12,389

Total Assets	$184,749

Liabilities and Shareholders’ Equity

Interest bearing liabilities:

Deposits:

Interest bearing checking	$29,376	$676	2.30%

Savings	41,657	1,245	2.99%

Time, $100,000 and over	14,082	768	5.45%

Time, other	40,196	2,119	5.27%

Other funds purchased	4,350	191	4.39%

Total interest bearing liabilities	129,661	4,999	3.86%

Demand deposits	27,030

Other liabilities	1,132

Shareholders’ equity	26,926

Total Liabilities and Shareholders’ Equity	$184,749

Net interest income (tax equivalent basis)*		$8,864

Net interest spread			4.18%

Net yield on total earning assets*			5.14%

* Tax equivalence based on highest statutory tax rate of 34%.

Historical Financial Summary

Financial Position
(Year End Balances)	2000	1999	1998	1997*	1996*

Total Assets	$200,792,706	$197,402,543	$190,203,604	$182,982,332	$180,631,014

Cash and Due from Banks	7,077,797	8,538,351	7,675,122	8,068,623	8,194,813

Investment Securities	68,021,052	70,214,050	69,808,933	80,940,781	76,719,305

Loans-Net	107,551,674	99,531,223	92,037,075	78,257,778	78,149,995

Deposits	162,013,585	160,435,348	157,714,551	151,081,856	149,824,321

Borrowings	8,010,869	8,663,682	4,043,859	4,576,966	4,910,436

Shareholders’ Equity	28,939,329	26,856,195	27,192,882	26,177,793	24,804,248

Book Value Per Share	$12.93	$12.01	$11.93	$11.48	$10.86

Summary of Operations

Total Interest Income	$14,214,579	$13,382,607	$13,235,138	$13,157,905	$12,730,539

Total Interest Expense	5,410,266	4,748,609	4,999,452	5,071,870	4,860,197

Net Interest Income	8,804,313	8,633,998	8,235,686	8,086,035	7,870,342

Provision for Loan Losses	62,500	120,000	120,000	120,000	180,000

Net Interest Income After Provision for Loan Losses	8,741,813	8,513,998	8,115,686	7,966,035	7,690,342

Total Noninterest Income	849,467	836,598	874,699	745,380	795,444

Total Noninterest Expense	6,318,759	6,199,427	6,051,569	5,680,885	5,620,865

Income Before Income Taxes	3,272,521	3,151,169	2,938,816	3,030,530	2,864,921

Income Taxes Expense	717,250	634,183	594,171	680,943	628,469

Net Income	$2,555,271	$2,516,986	$2,344,645	$2,349,587	$2,236,452

Net Income Per Share	$1.14	$1.12	$1.03	$1.03	$0.98

Cash Dividends	$1,119,697	$1,078,202	$1,001,743	$948,651	$900,103

Cash Dividends Per Share	$0.50	$0.48	$0.44	$0.42	$0.40

Dividend Payout Percentage	43.82%	42.84%	42.72%	40.38%	40.25%

Weighted Average Number of Shares Outstanding	2,240,534	2,253,650	2,281,166	2,285,812	2,280,686

Return on Average Assets	1.30%	1.30%	1.27%	1.31%	1.30%

Return on Average Equity	9.08%	9.22%	8.71%	9.23%	9.24%

Average Equity to Average Assets	14.36%	14.10%	14.57%	14.21%	14.08%

Risk-Based Capital Percentage	22.22%	21.81%	23.80%	23.75%	22.30%

Full Time Equivalent Staff	103	101	96	96	95

Average Total Assets to Full Time Equivalent Staff	$1,902,022	$1,917,411	$1,924,474	$1,866,035	$1,810,186

*All share and per share data restated for 100% stock dividend on May 29, 1998.

Directors

Charles J. Dolezal
Chairman, President,
Chief Executive Officer

Sara Balzarini
Member of Management
Committee, Contours, Ltd.

Bobbi Douglas
Executive Director
STEPS at Liberty Center
Every Woman’s House

John W. Kropf
Attorney
Kropf, Wagner, Hohenberger & Lutz, L.L.P.

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
Assistant Vice President,
Commercial Loan Officer

Sara Martin
Loan Officer

Matthew Miller
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
Administrative Officer,
Manager Main Office Lobby

Karen Hicks
Assistant Vice President, Manager Smithville Office

Michelle Kieffaber
Loan Officer,
Dalton Office

James Kuschmeader
Assistant Vice President,
Manager Dalton Office

Susan Kutz
Administrative Officer,
Manager West High Office

Larry Kytta
Assistant Vice President,
Manager Lodi Office

Steve Riddick
Assistant Vice President,
Manager Cleveland Road Office

Valerie Stein
Assistant Vice President,
Manager Kidron Office

Rita Tyrrell
Administrative Officer,
Dalton Office

Betty Wyant
Assistant Vice President,
Manager Midway Office

Offices

Main Office
112 West Market St., Orrville
(330)682-1010

Cleveland Road Office
1725 Cleveland Rd., Wooster
(330)263-1725

Dalton Office
12 West Main St., Dalton
(330)828-2227

Kidron Office
4934 Kidron Rd., Kidron
(330)857-3101

Lodi Office
106 Ainsworth St., Lodi
(330)948-1414

Midway Office
U.S. Route 30 at County Rd. 44, Apple Creek
(330)264-8070

Mt. Eaton Office
15974 East Main St., Mt. Eaton
(330)857-4301 or (330)359-5476

Northside Office
1720 North Main St., Orrville
(330)682-2342

Seville Office
121 Greenwich Rd., Seville
(330)769-3105

Smithville Office
153 East Main St., Smithville
(330)669-2611

West High Office
1320 West High St., Orrville
(330)682-2881

©2001 National Bancshares Corporation

National Bancshares Corporation

112 West Market Street Orrville, Ohio 44667 (330) 682-1010 www.fnborrville.com