Form 10-K405, Exhibit 13
period 2001-12-31
NATIONAL BANCSHARES CORP /OH/
filed 2002-03-22
CIK 790362

National Bancshares Corporation

2001 Annual Report

Financial Highlights

Financial Position

			Percentage
(Year End Balances)	2001	2000	Change

Total Assets	$197,763,446	$200,792,706	-1.51%

Deposits	159,519,295	162,013,585	-1.54%

Loans-Net	116,880,804	107,551,674	8.67%

Investment Securities	60,843,655	68,021,052	-10.55%

Shareholders’ Equity	30,922,188	28,939,329	6.85%

Summary of Operations

Net Interest Income	$8,602,390	$8,804,313	-2.29%

Net Income	2,527,203	2,555,271	-1.10%

Regular Cash Dividends	1,158,687	1,119,697	3.48%

Net Income Per Share	1.13	1.14	-0.88%

Cash Dividends Per Share	0.52	0.50	4.00%

Book Value Per Share	13.93	12.93	7.73%

National Bancshares Corporation is a one-bank holding company with assets of $198 million. First National Bank, its subsidiary, is headquartered in Orrville, Ohio. Serving Wayne County, southern Medina County, and parts of Stark and Holmes Counties through eleven banking offices, First National Bank offers a variety of personal and commercial deposit and lending services.

For more than 120 years, First National Bank has been a locally-owned community bank. In that time, we have never lost sight of our goal: to provide safe and secure financial services to our customers.

Dear Shareholders

         This past year was very challenging for the financial services industry. A slowing economy, floundering stock market and the Federal Reserve lowering interest rates eleven times, all led to a rather interesting year. Despite these challenges, the financial industry has survived quite well. Our income was fairly level with last year, being up on a pre-tax basis by 1%. After tax, however, net income was down by 1.1%. This modest decline in net income was driven by declining net interest income. Interest income declined at a faster rate than interest expense as the Federal Reserve’s interest rate reduction impacted loan rates earlier than deposit rates. The high-rate, special certificates of deposit which were issued during 2000 finally began maturing during 2001. These maturing certificates allowed interest expense to decline, thus relieving some pressure on net interest income.

         Net loans increased over $9.3 million, or 8.7%, over the end of the previous year. This increase was realized mainly in real estate mortgage loans. Total assets declined by $3 million, or 1.5%, when compared to December 31, 2000. This decline occurred in investment securities and federal funds sold. Deposits also declined from the end of the previous year, dropping by approximately $2.5 million, or 1.5%. As most of the higher rate certificates of deposit matured this past year, many of them moved into savings products. Core deposits increased, but not at the same volume as rate-sensitive “hot money” that moved elsewhere as interest rates declined. Total shareholders’ equity reached almost $31 million, increasing by approximately $2 million, or 6.9%, over December 31, 2000.

         Total cash dividends declared in 2001 equaled 52¢ per share, a 4% increase over the total cash dividends declared in the previous year. This has continued a long-term trend of increasing cash dividends.

         The market price of National Bancshares stock can be found daily on many Internet financial sites. Our stock is traded on the Over The Counter (OTC) market under the ticker symbol of NBOH. You can also access periodic press releases regarding National Bancshares Corporation dividends and other corporate matters on the Internet through PR Newswire (www.prnewswire.com). Press releases are transmitted by PR Newswire to over 150,000 sites and portals worldwide, within minutes. Press releases regarding corporate matters, products, services and staff changes may be accessed on our web site at www.fnborrville.com. By utilizing these two sites, you may access

First National Bank and National Bancshares Corporation news in a timely manner.

         Recent regulatory changes have opened new areas of related business banks can enter. Taking advantage of these changes, First National Bank formed a title insurance company in May of 2001 in conjunction with the law firm Kropf, Wagner, Hohenberger and Lutz, L.L.P. This newly-formed company, First Kropf Title, LLC, is a partially-owned subsidiary of First National Bank. First Kropf Title will be used to initiate title insurance policies and close mortgage loans originated by First National Bank. This service will generate additional non-interest income for First National.

         On October 2, 2001 we announced the signing of a Definitive Agreement to purchase Peoples Financial Corporation, the holding company of Peoples Federal Savings and Loan Association, located in Massillon, Ohio. Under the terms of the agreement, National Bancshares will pay $12.25 in cash for each of the 1,234,085 outstanding shares of Peoples Financial. The aggregate transaction value will be approximately $15.1 million. The merger is expected to be consummated in the early part of the second quarter of 2002, pending approval by Peoples’ shareholders, regulatory approval and other customary conditions of closing. Since this is a cash deal, it will not be dilutive to the shareholders of National Bancshares. At December 31, 2001, Peoples Financial had total assets of $106.1 million, deposits of $75.9 million and shareholders’ equity of $10.4 million. Peoples Financial operates three full-service offices in Massillon and a loan production office in North Canton, Ohio. This transaction provides us with an opportunity to expand into an adjacent and attractive market area.

         In the fourth quarter we initiated a renovation project at our Seville office, including a new drive-up ATM, new exterior signage, and redecorating the interior. We anticipate this project to be completed shortly after the first of the year.

We offer a wide variety of financial services including safe deposit boxes, traveler’s checks, and checking and savings products designed to benefit individual needs.

         During the year 2000, First National established a scholarship fund with the Greater Wayne County Foundation to benefit a deserving second year student at The University of Akron Wayne College in Orrville. The first scholarship was awarded for the fall semester of 2001. The recipient was Courtney Welch, a 2000 graduate of Dalton High School. We congratulate Courtney on her academic achievements and wish her the best in her future endeavors.

         In looking ahead, we see many challenges and opportunities for us in 2002. We look forward to meeting them as we expand our markets with a growing and profitable financial institution. We thank you as shareholders for your confidence in us and encourage your use of our financial products and services. We also hope you will encourage your friends and relatives to utilize our services as well, which in turn supports your investment.

Charles J. Dolezal
President and Chairman

Financial Review

Deposits at First National Bank are fully insured with the FDIC to $100,000.00. Additionally, First National consistently earns a prestigious Blue Ribbon rating for security and financial soundness.

         National Bancshares Corporation experienced slight declines in total assets and net income in 2001. Total assets declined approximately $3.0 million, ending 2001 at $197.8 million. This represents a 1.5% decrease compared to the previous year. Average assets experienced growth in 2001, increasing to approximately $199.7 million from $195.9 million in 2000, or an increase of $3.8 million. Net income in 2001 totaled $2.5 million, down approximately 1.1% from 2000.

         Cash and due from banks amounted to $6.9 million and $7.1 million at December 31, 2001 and 2000, respectively. This represents a decrease of $0.2 million, or 2.0%. Cash reserves are maintained at appropriate levels in order to meet customer needs with consideration given to security. Excess cash is invested in order to maximize a safe and profitable return on assets. A significant portion of this account represents the normal processing of outgoing cash letters, which represents checks deposited with us that were drawn on other banks.

         Federal funds sold were $3.3 million and $8.1 million as of December 31, 2001 and 2000, respectively. Average balances increased during the year with 2001 averaging $8.5 million compared to $5.5 million during 2000. Federal funds sold are overnight investments with our correspondent banks. This is an investment and liquidity tool that is used to maximize the earning assets of the bank and help meet the needs of our customers.

         Interest-bearing balances with banks were $2.0 million as of December 31, 2001 and 2000. Interest-bearing balances also averaged $2.0 million during 2001 and 2000.

Securities
(Millions of Dollars)

         Total securities decreased approximately $7.2 million, ending 2001 at $60.8 million compared to $68.0 million at the end of 2000. Strong loan demand during 2001 required a shifting of funds from securities to the loan portfolio. The average balance of taxable investment securities decreased from $49.5 million in 2000 to $47.5 million in 2001. The average balance of non-taxable investment securities decreased from $20.7 million in 2000 to $18.3 million in 2001. The market or fair value of the total portfolio was $61.3 million and $68.7 million as of December 31, 2001 and 2000, respectively.

         U.S. treasury and agency obligations decreased approximately $8.2 million or 33.5% with balances of $16.6 million on December 31, 2001 compared to $24.5 million on December 31, 2000. The net market appreciation of this category was approximately $538 thousand as of December 31, 2001.

         Obligations of states and political subdivisions ended 2001 at $15.7 million, which was 20.3% lower than the $19.7 million balance on December 31, 2000. The net market appreciation was approximately $528 thousand as of December 31, 2001. To assist in local development, the bank actively purchases bonds issued by local municipalities, school systems and other public entities when opportunities present themselves.

         Other securities ended 2001 at $28.6 million, which was 21.7% higher than the December 31, 2000 balance of $23.5 million. This group of securities is primarily comprised of high quality corporate bonds and notes. The Corporation also maintains a portfolio of approximately $2.3 million in equity securities. The net market appreciation was approximately $595 thousand as of December 31, 2001.

         Net loans increased by approximately $9.3 million, or 8.7% during 2001. Net loan balances were $116.9 million and $107.6 million on December 31, 2001 and 2000, respectively. Average net loans posted an increase of $5.6 million with a yearly average of $110.4 million for 2001.

Loans — Net
(Millions of Dollars)

         Loans collateralized by real estate totaled $91.7 million on December 31, 2001, as compared to $78.7 million as of December 31, 2000. All real estate categories, except commercial, posted increases in 2001. There was a $3.1 million decrease in commercial mortgage loans and an $11.5 million increase in residential mortgage loans. Home equity loans increased $0.8 million and construction loans increased $3.8 million. Loan demand was strong in 2001 due to lower interest rates.

         Consumer loans, totaling $5.2 million on December 31, 2001, were 26.9% below the 2000 year-end total of $7.2 million. Consumer loans, which include automobile loans, faced strong competition during 2001 from auto manufacturers’ special incentives. Commercial loans, which are inherently more risky than other kinds of loans, were $18.1 million and $19.9 million as of December 31, 2001 and 2000, respectively. Credit card loans increased 3.3% during the year with balances of $1.2 million on December 31, 2001. Other loans decreased $24 thousand during 2001 ending the year at $2.2 million.

         The allowance for loan losses was $1.3 million at both December 31, 2001 and 2000, respectively. The allowance for loan losses to total loans percentages were 1.12% and 1.23% and net charge-offs to average loans percentages were .06% and .03% for 2001 and 2000, respectively. As with any charge-offs, the bank continues to attempt recovery where feasible. The ratio of non-performing loans to total loans was .22% for 2001 compared to .13% in 2000. The ratio of the allowance for loan losses to non-performing loans was 511% for 2001 compared to 932% for 2000. Non-performing loans consist of loans that have been placed on nonaccrual status. Management reviews the allowance for loan losses on a regular basis to determine the adequacy of the reserve. Management reviews problem loans (loans past due 90 days or more and loans on non-accrual) for unfavorable collectibility factors and assesses the requirement for specific reserves on such credits. With a slowdown in the economy, specific reserves have increased as of December 31, 2001. For those loans not subject to specific reserves, management reviews previous loan loss experience, general economic conditions and delinquent loan reports to establish appropriate reserves. A significant portion of the Corporation’s loan portfolio consists of loans secured by real estate, which carry less risk than other types of loans. In addition, the majority of the loan growth during 2001 was in loans secured by real estate.

         The Corporation modified its methodology during 2001 of analyzing loans not subject to specific reserves. Previously it used its peer group loan loss experience in assessing this portion of the adequacy of the loan loss reserve. This was due to the strong loan growth recently experienced by the Corporation and the lack of loss experience during such periods. As the Corporation developed its own loan loss experience during periods of strong loan growth, management felt is was appropriate to start using its own loan loss experience in assessing the adequacy of the loan loss reserve.

         Premises and equipment totaled $3.0 million on December 31, 2001 as compared to $2.6 million on December 31, 2000. During 2001 capital expenditures amounted to $691 thousand and depreciation was $338 thousand. Improvements and repairs to bank buildings and equipment are performed as needed to keep them in good working order in an effort to provide convenient and pleasant banking offices to meet our customers’ needs.

Deposits
(Millions of Dollars)

         Total deposits posted a $2.5 million or 1.5% decrease, ending 2001 at $159.5 million, as compared to $162.0 million on December 31, 2000. Average deposits increased from $158.1 million in 2000 to $160.3 million in 2001.

         Demand deposits, which represent noninterest-bearing checking accounts, ended 2001 at $27.0 million, which was a decrease of 4.3% from the December 31, 2000 balance of $28.2 million. Demand deposits fluctuate based on the needs of our customers. The average demand deposit accounts for 2001 were $26.3 million as compared to $26.5 million in 2000.

         Interest-bearing checking accounts finished 2001 at $31.0 million compared to $30.4 million a year earlier. This was an increase of $0.6 million, or 1.9%. Average balances decreased by $0.7 million from $29.9 million in 2000 to $29.2 million in 2001. Interest-bearing checking accounts include our Negotiable Order of Withdrawal accounts and Money Market Deposit Accounts.

         Savings accounts totaled $49.9 million on December 31, 2001, approximately $9.9 million higher than the end of the previous year. With certificates of deposit rates declining during 2001, customers moved funds from time deposits into savings accounts. Average savings accounts increased from $41.3 million during 2000 to approximately $44.1 million in 2001. First National offers passbook, statement and preferred savings accounts. Preferred savings accounts, introduced in December 2000, are tiered to pay higher rates on higher balances.

         Time deposits of less than $100,000 amounted to $42.2 million and $49.3 million as of December 31, 2001 and 2000, respectively. This represents a decrease of $7.1 million or 14.5%. High-rate, special certificates of deposit that were issued during 2000 matured during 2001, with a significant portion of the funds moving into savings products. Average time balances of less than $100,000 increased approximately $1.4 million giving 2001 an average time deposit balance of $48.1 million compared to approximately $46.7 million in 2000.

         Time deposits of $100,000 and over decreased from $14.1 million on December 31, 2000 to $9.5 million on December 31, 2001, as we experienced a decline in large public deposits. Average time deposits of $100,000 and over decreased by $1.1 million from 2000 giving 2001 an average of $12.6 million.

         Securities sold under agreements to repurchase were $3.4 million on December 31, 2001, compared to $3.9 million at the end of 2000, or approximately $0.5 million lower. The Federal Reserve note account balance was $0.1 million and $0.6 million as of December 31, 2001 and 2000, respectively. This represents treasury, tax and loan payments that are maintained for the Federal Reserve until they request the funds. Federal Home Loan Bank advances were $2.2 million and $3.4 million at December 31, 2001 and 2000, respectively. During 2001, advances were paid down by $1.2 million. The average of other funds purchased decreased in 2001 to $6.9 million form $8.6 million during 2000.

First National Bank has helped thousands of local families purchase homes. For new homebuilders, we offer a single loan product that encompasses the construction and repayment phases, resulting in significant savings for our customers when building a home.

Our Visa® Check Cards, ATMs and direct deposit services offer customers convenience and safe, immediate access to cash. Telephone Banking and Online Banking allow customers to securely access their account information 24-hours a day.

         Shareholders’ equity had an ending balance of $30.9 million on December 31, 2001. This is an increase of $2.0 million or 6.9% from the 2000 ending balance of $28.9 million. The increase is due mainly to retained earnings and an improvement in accumulated other comprehensive income. This growth translates to a $1.00 increase in book value per share, raising the book value per share to $13.93 on December 31, 2001, compared to $12.93 on December 31, 2000. Under the federal risk-based capital regulations, the Bank’s total capital to risk-based assets of 18.77% on December 31, 2001 was more than twice the 8% minimum required. The Bank remains in a very favorable position when compared to its peer group in the area of capitalization.

         Shareholders’ equity reflects the change in accumulated other comprehensive income. This represents the unrealized appreciation or depreciation in the market value of investment securities (net of taxes) that are available for sale. During 2001, accumulated other comprehensive income increased by $0.9 million, resulting in an unrealized appreciation balance of $0.8 million at December 31, 2001. A general improvement in the market value of debt and equity investments owned, due to economic conditions and lower interest rates, has increased the market value of securities in the available for sale portfolio.

Shareholders’ Equity
(Millions of Dollars)

         In summary, the Corporation experienced balance sheet growth of approximately 8.7% in loans and 6.9% in shareholders’ equity, offset by a decline of 1.5% in deposits.

Liquidity

         Liquidity is the consideration of the corporation’s ability to meet its necessary outgoing cash flow needs. Cash equivalents for the cash flow statement of $10.2 million is composed of $6.9 million in cash and due from banks and $3.3 million in federal funds sold. In addition, the Corporation has short-term funding arrangements with its correspondent banks and the Federal Home Loan Bank. Management considers the Corporation to be in a satisfactory liquidity position with the ability to meet the demands of its customers and the local economy.

Results of Operations

         Net income for 2001 was $2.5 million, or approximately 1.1% below 2000’s net income of $2.6 million. Net income for 2000 was approximately 1.5% above 1999’s net income of $2.5 million. This equates to net income per share of $1.13 for 2001, $1.14 for 2000 and $1.12 for 1999. The primary source of income continues to be interest on loans and other investments with additional revenues generated from fees on non-interest related services.

Net Income
(Thousands of Dollars)

         Interest and fees on loans of $9.0 million for 2001 was below 2000 by 2.6%, or approximately $243 thousand. Interest and fees on loans increased from 1999 to 2000, improving by 12.0%, or approximately $995 thousand. The decline in 2001 was due to a decrease in yields as interest rates declined throughout the year. The improvement in 2000 was due to an increase in average loan volume and average loan yields. Average interest yields on loans were 8.18%, 8.85% and 8.50% for 2001, 2000 and 1999, respectively.

         Interest on federal funds sold was $354 thousand, $348 thousand and $489 thousand for 2001, 2000 and 1999, respectively. The increase of $6 thousand in 2001 was the result of higher volume as average rates declined from 6.32% to 4.18%. The decrease of $141 thousand in 2000 was the result of lower volume of funds sold.

         Interest on taxable investment securities, which includes interest-bearing deposits with banks, decreased by approximately $259 thousand ending 2001 at $3.2 million. This 7.6% decrease in interest income was due to a decrease in the average investment balances. In 2000, interest on taxable investment securities increased by approximately $25 thousand or 0.7% from 1999. This increase was due primarily to an increase in average investment balances.

         Interest on obligations of states and political subdivisions totaled $1.0 million for 2001, which was $0.2 million or 13.8% below 2000. The average balance of these investments decreased $2.4 million while the average taxable equivalent yield decreased from 8.55% in 2000 to 8.37% in 2001. Interest on obligations of states and political subdivisions totaled $1.2 million for 2000, which was $47 thousand or 3.9% below 1999. The average balances decreased $0.9 million in 2000 while the average taxable equivalent yield increased from 8.54% in 1999 to 8.55% in 2000.

         Total interest and dividend income of $13.6 million for 2001 was $0.6 million lower than 2000’s total of $14.2 million due primarily to lower yields on earning assets. 2000’s total interest income exceeded 1999’s by $0.8 million due to generally higher loan volumes and yields.

         Interest on deposits totaled $4.7 million in 2001 as compared to $4.9 million in 2000. This $0.2 million or 4.5% decrease, was due principally to lower average rates on deposits, declining from 3.72% to 3.49%. Comparing 2000 to 1999, interest on deposits increased $0.4 million or 9.6%. The increase was due principally to higher average rates on deposits.

         Interest expense on other funds purchased, which includes Federal Home Loan Bank advances, was $277 thousand, $512 thousand and $278 thousand for 2001, 2000 and 1999, respectively. The decrease in 2001 was due to lower average balance of funds purchased and lower rates. The increase in 2000 was primarily the result of higher average balances of Federal Home Loan Bank advances.

         Net interest income before provision for loan losses was $8.6 million, $8.8 million and $8.6 million for 2001, 2000 and 1999 respectively. This represents a decrease of 2.3% in 2001 and an increase of 2.3% in 2000. The net interest margin, which is calculated on a tax equivalent basis, was 4.89% for 2001, 5.15% for 2000 and 5.14% for 1999.

         The Bank provides for probable loan losses throughout the year. In 2001 the provision for loan losses was $40 thousand. In 2000 and 1999 the provision for loan losses was $62 thousand and $120 thousand, respectively. The total provision for loan losses for the last three years was $222 thousand, compared to total net charge-offs of $198 thousand for the same three-year period. The provision for loan losses is based on the Bank’s past loan loss experience, current delinquencies, mix and various types of loans, general economic conditions and trends, and an evaluation of the losses inherent in the current loan portfolio.

         Net interest income after provision for loan losses was $8.6 million, $8.7 million and $8.5 million in 2001, 2000 and 1999, respectively. This represents a decrease of 2.1% in 2001 and an increase of 2.7% in 2000.

         Noninterest income totaled $1.1 million in 2001, and $0.8 million for 2000 and 1999. Noninterest income is primarily comprised of checking account fees, which were $656 thousand in 2001, $560 thousand in 2000 and $544 thousand in 1999. Checking account and other fees were increased effective February 1, 2001. During 2001, loans and securities were sold generating gains of $44 thousand and $97 thousand, respectively. Other noninterest income includes safety deposit box rents and other miscellaneous fees and collections.

         Noninterest expenses were $6.4 million for 2001, $6.3 million in 2000 and $6.2 million in 1999. This represents an $84 thousand or 1.3% increase in 2001 and a $119 thousand or 1.9% increase in 2000. The increase in 2001 was primarily due to higher salaries and employee benefit costs. The increase in 2000 was also due to higher salaries and employee benefits plus higher miscellaneous other expenses. The higher salaries and employee benefits each year were mainly due to normal salary increases and increases in medical insurance premiums.

         The income tax provision amounted to $777 thousand, $717 thousand and $634 thousand in 2001, 2000 and 1999, respectively. An increase in noninterest income combined with a decrease in nontaxable interest income, were the major factors resulting in a higher tax provision in 2001. An increase in net interest income after provision for loan losses and lower nontaxable interest income, offset by higher noninterest expenses resulted in a higher tax provision in 2000. The effective tax rate was 23.5%, 21.9% and 20.1% in 2001, 2000 and 1999, respectively.

         Cash dividends declared during 2001 were $0.52 per share, compared to $0.50 per share in 2000 and $0.48 per share in 1999. The dividend payout percentage was 45.85%, 43.82% and 42.84% in 2001, 2000 and 1999, respectively. Return on average equity was 8.17%, 9.08% and 9.22% for 2001, 2000 and 1999, respectively. Return on average assets was a respectable 1.27% in 2001 and 1.30% in 2000 and 1999.

Cash Dividends Per Share
(Dollars)

Asset and Liability Management

         Management considers interest rate risk to be the Corporation’s most significant market risk. Management focuses on maintaining consistent growth in net interest income, while managing interest rate risk within Board-approved policy limits. The Corporation’s Asset/Liability Management Committee, which consists of the Bank’s Executive Officers and reports directly to the Board of Directors, monitors and manages interest rate risk in order to maintain an acceptable level of possible change in net interest income as a result of changes in interest rates. The Asset/Liability Management Committee also monitors the Corporation’s liquidity levels, which were within the Corporation’s policy guidelines at December 31, 2001. The Corporation does own certain equity securities, which have more price volatility compared to debt securities and does subject the Corporation to some equity risk. The Corporation does not own any trading assets and is not subject to foreign currency exchange or commodity price risk.

         The Corporation uses a gap analysis model as one method to identify and manage its interest rate risk. The model measures the difference between the assets and liabilities repricing or maturing within specific time periods. The model also considers prepayment assumptions and estimated paydowns in the loan and investment portfolios. An asset-sensitive position indicates that there are more rate-sensitive assets than rate-sensitive liabilities repricing or maturing within specific time horizons, which would generally imply a favorable impact on net interest income in periods of rising interest rates and a negative impact in periods of falling rates. A liability-sensitive position would generally imply a negative impact on net interest income in periods of rising rates and a positive impact in periods of falling rates.

First National offers a variety of loan products to help customers achieve their dreams. Our personal service features a rapid response to loan applications, locally-based credit decisions and competitive fees. Our home equity line of credit gives homeowners the opportunity to quickly meet financial needs with no closing costs.

Many businesses envision expanding and updating their existing facilities. First National has powerful capital resources and proven products and services to offer businesses to help bring that vision to life. Our extensive knowledge of business financing sets us apart from other lenders.

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

         At December 31, 2001 the Corporation had a negative one-year cumulative gap of 1.9% of total assets, indicating a slightly higher balance of rate sensitive liabilities than rate sensitive assets. The estimated impact on the net interest margin from modestly rising or falling interest rates would be relatively insignificant due to the short duration of mismatch within the first 12 months. The table below illustrates another tool used by management in assessing its interest rate sensitivity. This indicates the change in net interest income that could potentially occur in different hypothetical rate environments based on assumed cash flows. As shown below for year-end 2001, were interest rates to increase by 200 basis points, the estimated potential impact to the Corporation’s net interest income would be a decrease of 1.3%, or $110 thousand. However, if rates were to decline by 200 basis points, net interest income would decrease by only 0.4%, or $38 thousand. This analysis is based on numerous assumptions, including relative levels of market interest rates, loan prepayments and reactions of depositors to changes in interest rates, and should not be relied upon as being indicative of actual results. Further, it does not necessarily contemplate all actions management may undertake in response to changes in interest rates. Management continues to seek non-interest income opportunities and seeks to control expenses in an effort to offset these possible fluctuations in net interest income.

Change in	Percentage Change in Net Interest
Interest Rates	Income Over 12 Months
(basis points)	Dec. 31, 2001	Dec. 31, 2000

+200 -200	-1.3% -0.4%	-2.6% 1.3%

Pending Acquisition

         As discussed in Note 17 to the consolidated financial statements, on October 2, 2001, the Corporation entered into an Agreement and Plan of Merger to acquire Peoples Financial Corporation, a financial institution holding company located in Massillon, Ohio. While capital ratios are expected to decrease due to the impact of goodwill and other intangibles related to the transaction, all minimum capital standards will continue to be met. The Bank plans to sell certain real estate mortgages and securities to assist in funding the acquisition. This is not expected to have a material impact on the liquidity of the Corporation.

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

Impact of New Accounting Standards

         A new standard requires companies to record derivatives on the balance sheet as assets and liabilities measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The standard does not allow hedging of a security which is classified as held to maturity. Accordingly, companies may reclassify any security from held to maturity upon adoption of the pronouncement if they wish to be able to hedge the security in the future. The standard was effective for the Corporation in 2001.

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

         A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company are recorded at fair value at the date of acquisition, and the excess of the purchase price over the fair value of net assets is recorded as goodwill. Under the new standard, identifiable intangible assets with finite lives will continue to be amortized, whereas unidentifiable intangible assets arising from a business combination, both amounts previously recorded and future amounts acquired, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill, with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not have a material effect on the Corporation’s financial statements.

Price Ranges of Common Stock

         The stock prices below reflect inter-dealer bid prices, without adjustments for retail markups, markdowns or commissions and may not represent actual transactions.

2001	High	Low	Dividends Per Share
First Quarter	$16.50	$15.25	$.13

Second Quarter	17.00	16.05	.13

Third Quarter	16.05	16.00	.13

Fourth Quarter	16.50	15.00	.13

2000	High	Low	Dividends Per Share
First Quarter	$24.50	$19.50	$.12

Second Quarter	20.00	16.87	.12

Third Quarter	17.25	16.75	.12

Fourth Quarter	17.00	14.50	.14

         Information regarding the limitations on dividends available to be paid is located in Note 11 to the Consolidated Financial Statements included herein.

Shareholder Information

Corporate Office
National Bancshares Corporation
112 West Market Street
P.O. Box 57
Orrville, Ohio 44667
(330)682-1010
www.fnborrville.com

Stock Trading Information

         The shares of common stock of National Bancshares Corporation are traded on the local over-the-counter market primarily with brokers in the Corporation’s service area. The ticker symbol for National Bancshares Corporation is NBOH. The Corporation had 986 shareholders of record as of December 31, 2001.

Form 10-K

         A copy of the Corporation’s 2001 Annual Report on Form 10-K as filed with the SEC will be furnished free of charge to shareholders upon written request to the company.

Shareholder Assistance and Transfer Agent

         Shareholders with questions are invited to write or call the Transfer Agent, Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016, 1-800-368-5948, or National Bancshares Corporation, Shareholder Services Department, at (330)682-1030. Registrar and Transfer Company can also be contacted by e-mail at invrelations@rtco.com. Their website is rtco.com.

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

First National offers businesses the convenience of electronic banking services, payroll services and commercial lines of credit. Our corporate services may be customized to fit the financial needs of each business.

Consolidated

Balance Sheets
December 31, 2001 and 2000

	2001	2000
Assets

Cash and due from banks	$6,935,082	$7,077,797

Federal funds sold	3,325,000	8,135,000

Total cash and cash equivalents	10,260,082	15,212,797

Interest-bearing time deposits with other banks	1,994,011	1,989,440

Securities available for sale	47,509,304	20,168,513

Securities held to maturity (fair value: 2001 – $13,806,578; 2000 – $48,518,291)	13,334,351	47,852,539

Federal bank stock	1,027,300	975,800

Loans, net of allowance for loan losses: 2001 – $1,321,152; 2000 – $1,343,124	116,880,804	107,551,674

Accrued interest receivable	1,219,110	1,492,613

Premises and equipment, net	2,974,524	2,621,483

Other assets	2,563,960	2,927,847

TOTAL	$197,763,446	$200,792,706

Liabilities and Shareholders Equity

Deposits

Noninterest-bearing	$27,024,824	$28,236,689

Interest-bearing	132,494,471	133,776,896

Total deposits	159,519,295	162,013,585

Repurchase agreements	3,422,657	3,949,485

Federal Reserve note account	111,233	615,298

Federal Home Loan Bank advances	2,207,807	3,446,086

Accrued expenses and other liabilities	1,580,266	1,828,923

Total liabilities	166,841,258	171,853,377

Shareholders’ Equity:

Common stock, no par value; 6,000,000 shares authorized; 2,289,528 shares issued	11,447,640	11,447,640

Additional paid-in-capital	4,689,800	4,689,800

Accumulated other comprehensive income (loss)	784,297	(127,139)

Retained earnings	15,620,935	14,292,805

Treasury stock, at cost (2001 - 69,335 shares; 2000 - 51,384 shares)	(1,620,484)	(1,363,777)

Total shareholders’ equity	30,922,188	28,939,329

TOTAL	$197,763,446	$200,792,706

See accompanying notes to consolidated financial statements.

Consolidated

Statements of Income
Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
INTEREST AND DIVIDEND INCOME:

Loans, including fees	$9,036,841	$9,280,026	$8,284,749

Federal funds sold	353,756	348,202	488,523

Securities:

Taxable	3,160,784	3,419,441	3,394,822

Nontaxable	1,005,366	1,166,910	1,214,513

Total interest and dividend income	13,556,747	14,214,579	13,382,607

INTEREST EXPENSE:

Deposits	4,677,652	4,898,207	4,470,562

Short-term borrowings	98,275	181,576	176,391

Federal Home Loan Bank advances	178,430	330,483	101,656

Total interest expense	4,954,357	5,410,266	4,748,609

NET INTEREST INCOME	8,602,390	8,804,313	8,633,998

PROVISION FOR LOAN LOSSES	40,000	62,500	120,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	8,562,390	8,741,813	8,513,998

NONINTEREST INCOME

Checking account fees	656,441	559,750	543,631

Gain on sale of loans	43,750	—	—

Securities gains	97,003	—	—

Other	348,044	289,717	292,967

Total noninterest income	1,145,238	849,467	836,598

NONINTEREST EXPENSE

Salaries and employee benefits	3,517,438	3,353,392	3,183,466

Data processing fees	627,799	653,001	709,038

Net occupancy expense	216,709	216,918	206,157

Depreciation – furniture and fixtures	237,967	306,831	315,366

Franchise taxes	314,869	302,164	318,316

Maintenance and repairs	197,234	173,445	203,534

Other	1,291,089	1,313,008	1,263,550

Total noninterest expense	6,403,105	6,318,759	6,199,427

INCOME BEFORE INCOME TAXES	3,304,523	3,272,521	3,151,169

INCOME TAX EXPENSE	777,320	717,250	634,183

NET INCOME	$2,527,203	$2,555,271	$2,516,986

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	2,230,013	2,240,534	2,253,650

BASIC AND DILUTED EARNINGS PER COMMON SHARE	$1.13	$1.14	$1.12

See accompanying notes to consolidated financial statements.

Consolidated

Statements of Changes in Shareholders’ Equity
Years Ended December 31, 2001, 2000 and 1999

			Accumulated
		Additional	Other			Total
	Common	Paid-in	Comprehensive	Retained	Treasury	Shareholders'
	Stock	Capital	Income (Loss)	Earnings	Stock	Equity

Balance, January 1, 1999	$11,447,640	$4,689,800	$(174,514)	$11,523,005	$(293,049)	$27,192,882

Comprehensive income:

Net income				2,516,986		2,516,986

Other comprehensive income (loss)			(550,347)			(550,347)

Total comprehensive income						1,966,639

Cash dividends declared, $.48 per share				(1,078,202)		(1,078,202)

Shares issued under dividend reinvestment plan (5,144 shares)				19,610	135,054	154,664

Purchase of 47,296 treasury shares					(1,379,788)	(1,379,788)

Balance, December 31, 1999	11,447,640	4,689,800	(724,861)	12,981,399	(1,537,783)	26,856,195
Comprehensive income:

Net income				2,555,271		2,555,271

Other comprehensive income			597,722			597,722

Total comprehensive income						3,152,993

Cash dividends declared, $.50 per share				(1,119,697)		(1,119,697)

Shares issued under dividend reinvestment plan (11,694 shares)				(124,168)	348,620	224,452

Purchase of 10,338 treasury shares					(174,614)	(174,614)

Balance, December 31, 2000	11,447,640	4,689,800	(127,139)	14,292,805	(1,363,777)	28,939,329

Comprehensive income:

Net income				2,527,203		2,527,203

Other comprehensive income			911,436			911,436

Total comprehensive income						3,438,639

Cash dividends declared, $.52 per share				(1,158,687)		(1,158,687)

Shares issued under dividend reinvestment plan (2,905 shares)				(40,386)	87,738	47,352

Purchase of 20,856 treasury shares					(344,445)	(344,445)

Balance, December 31, 2001	$11,447,640	$4,689,800	$784,297	$15,620,935	$(1,620,484)	$30,922,188

See accompanying notes to consolidated financial statements.

Consolidated

Statements of Cash Flows
Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$2,527,203	$2,555,271	$2,516,986

Adjustments to reconcile net income to net cash from operating activities

Provision for loan losses	40,000	62,500	120,000

Depreciation, amortization and accretion	160,688	352,948	492,404

Federal Home Loan Bank stock dividend	(51,500)	(47,800)	(43,500)

Gain on sale of loans	(43,750)	—	—

Change in deferred taxes	16,570	(12,888)	16,089

Net security gains	(97,003)	—	—

Change in other assets and liabilities	(124,980)	215,686	(207,856)

Net cash from operating activities	2,427,228	3,125,717	2,894,123

CASH FLOWS FROM INVESTING ACTIVITIES

Net change in interest-bearing deposits with banks	(4,571)	(4,318)	(1,985,122)

Securities held to maturity
Proceeds from maturities and repayments	4,581,349	6,321,926	13,128,950

Purchases	(504,500)	(3,410,530)	(7,019,241)

	Securities available for sale

Proceeds from maturities and repayments	17,576,405	3,310,000	2,090,000

Proceeds from sales	134,171	—	—

Purchases	(12,902,383)	(3,010,892)	(9,447,626)

Capital expenditures	(691,077)	(110,789)	(681,203)

Proceeds from sale of loans	1,598,277	—	—

Net increase in loans to customers	(10,923,657)	(8,082,951)	(7,614,148)

Net cash from investing activities	(1,135,986)	(4,987,554)	(11,528,390)

CASH FLOWS FROM FINANCING ACTIVITIES

Net change in deposits	(2,494,290)	1,578,237	2,720,797

Net change in short-term borrowings	(1,030,893)	1,507,742	(986,818)

Federal Home Loan Bank advances:

Proceeds from borrowings	—	1,000,000	6,700,000

Repayments	(1,238,279)	(3,160,555)	(1,093,359)

Dividends paid	(1,183,402)	(1,208,979)	(1,063,000)

Dividends reinvested	47,352	224,452	154,664

Purchase of treasury shares	(344,445)	(174,614)	(1,379,788)

Net cash from financing activities	(6,243,957)	(233,717)	5,052,496

NET CHANGE IN CASH AND CASH EQUIVALENTS	(4,952,715)	(2,095,554)	(3,581,771)

BEGINNING CASH AND CASH EQUIVALENTS	15,212,797	17,308,351	20,890,122

ENDING CASH AND CASH EQUIVALENTS	$10,260,082	$15,212,797	$17,308,351

SUPPLEMENTAL DISCLOSURES

Cash paid for interest	$5,329,612	$5,105,860	$4,758,088

Cash paid for income taxes	770,000	625,000	690,000

Non-cash items:

Securities transferred from held to maturity to available for sale	$30,661,985	—	—

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999

1. Summary of Significant Accounting Policies

         Nature of Operations and Principles of Consolidation: The consolidated financial statements include National Bancshares Corporation and its wholly-owned subsidiary, First National Bank, Orrville, Ohio, together referred to as “the Corporation.” Intercompany transactions and balances are eliminated in consolidation.

         The Corporation provides financial services through its offices in Orrville, Ohio, and surrounding communities. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are commercial and residential mortgage, commercial and consumer installment loans. Most loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions and federal funds sold.

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

         Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments and fair values of certain securities are particularly subject to change.

         Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions with original maturities under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, short-term borrowing and deposits with other banks.

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

         Federal bank stock in the consolidated financial statements consists of Federal Reserve Bank and Federal Home Loan Bank stock. These securities are carried at cost.

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

         Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

         A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

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

         Intangibles: Purchased intangibles arising from prior branch acquisitions, including unidentified intangibles of $232,000 and core deposit value of $51,000 at year-end 2001, are recorded at cost and amortized over the estimated life. Unidentified intangibles amortization is straight-line and core deposit amortization is accelerated.

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

         Benefit Plans: Retirement plan expense is the amount of required matching contributions plus any discretionary contributions to the Corporation’s 401(k) plan as determined by Board decision. Deferred compensation plan expense allocates the benefits over the estimated years of service.

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

         Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.

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

         Derivative Instruments and Hedging Activities: On January 1, 2001, the Corporation adopted a new accounting standard for derivative instruments and hedging activities. The standard requires companies to record derivative instruments on the balance sheet as assets or liabilities, measured at fair value. Unless designated as hedges, gains or losses resulting from changes in the values of derivative instruments are reflected in the income statement. If derivative instruments are designated as hedges of fair values, both the change in the fair value of the hedge and the hedged item are included in current earnings. Fair value adjustments related to cash flow hedges are recorded in other comprehensive income and reclassified to earnings when the hedged transaction is reflected in earnings.

         The standard does not allow hedging of a security that is classified as held to maturity. Accordingly, companies may reclassify any security from held to maturity to available for sale upon adoption of the standard if they wish to be able to hedge the security in the future. Upon adoption of the new standard, the Corporation transferred $30,458,397 of securities from held to maturity to available for sale. The $203,588 unrealized gain on the securities transferred ($134,368 after tax) is reflected as an increase in other comprehensive income. The adoption of the new standard did not have any other impact on the Company’s financial statements, as it holds no derivative financial instruments.

         New Accounting Pronouncements: A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company are recorded at fair value at the date of acquisition, and the excess of the purchase price over the fair value of net assets is recorded as goodwill. Under the new standard, identifiable intangible assets with finite useful lives will continue to be amortized, whereas unidentifiable intangible assets arising from a business combination, both amounts previously recorded and future amounts acquired, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill, with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not have a material effect on the Corporation’s financial statements.

         Reclassifications: Certain items in the prior year financial statements were reclassified to conform to the current presentation.

2. Securities

         Year-end securities are as follows:

	December 31, 2001

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Available for Sale:

U.S. Government and federal agency		$540,133	$(2,616)	$16,567,812

State and Municipal		55,614	—	2,341,209

Corporate bonds and notes		864,259	(186,053)	26,326,912

Total debt securities		1,460,006	(188,669)	45,235,933

Equity securities		144,125	(227,133)	2,273,371

Total		$1,604,131	$(415,802)	$47,509,304

Held to Maturity:

U.S. Government and federal agency	$—	$—	$—	$—

State and Municipal	13,334,351	479,921	(7,694)	13,806,578

Mortgage-backed	—	—	—	—

Corporate bonds and notes	—	—	—	—

Total	$13,334,351	$479,921	$(7,694)	$13,806,578

[Additional columns below]

[Continued from above table, first column(s) repeated]

	December 31, 2000

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Available for Sale:

U.S. Government and federal agency		$68,045	$(5,000)	$5,030,312

State and Municipal		44,381	(444)	2,340,567

Corporate bonds and notes		169,842	(80,474)	10,905,572

Total debt securities		282,268	(85,918)	18,276,451

Equity securities		131,500	(520,485)	1,892,062

Total		$413,768	$(606,403)	$20,168,513

Held to Maturity:

U.S. Government and federal agency	$19,428,767	$257,726	$(35,597)	$19,650,896

State and Municipal	17,394,142	476,061	(13,897)	17,856,306

Mortgage-backed	331,043	21,672	—	352,715

Corporate bonds and notes	10,698,587	56,035	(96,248)	10,658,374

Total	$47,852,539	$811,494	$(145,742)	$48,518,291

         Proceeds from sales of securities classified as available for sale was $134,171 for the year ended December 31, 2001. There were no sales of securities in 2000 or 1999. There were no losses on securities sales in 2001.

         Contractual maturities of debt securities at year-end 2001 were as follows:

	Available for Sale	Held to Maturity
	Fair	Carrying	Fair
	Value	Value	Value
Due in one year or less	$4,655,269	$1,628,937	$1,665,573

Due from one to five years	17,743,507	3,971,570	4,193,186

Due from five to ten years	18,464,748	2,792,610	2,873,696

Due after ten years	4,372,409	4,941,234	5,074,123

Total	$45,235,933	$13,334,351	$13,806,578

         Securities pledged at year-end 2001 and 2000 had carrying values of $28,832,000 and $33,104,000, and were pledged to secure public deposits and repurchase agreements.

3. Loans

         Loans at year-end were as follows:

	2001	2000
Collateralized by real estate:

Commercial	$23,933,475	$27,005,236

Residential	53,522,228	42,063,386

Home equity	9,426,924	8,612,004

Construction	4,769,337	1,011,188

	91,651,964	78,691,814

Other:

Consumer	5,224,468	7,151,394

Commercial	18,050,801	19,850,559

Credit cards — unsecured	1,227,172	1,188,297

Other	2,249,271	2,273,180

	118,403,676	109,155,244

Unearned and deferred income	(197,046)	(153,114)

Unamortized discount on purchased loans	(4,674)	(107,332)

Allowance for loan losses	(1,321,152)	(1,343,124)

Total	$116,880,804	$107,551,674

         Activity in the allowance for loan losses for the year was as follows:

	2001	2000	1999
Beginning balance	$1,343,124	$1,308,630	$1,296,513

Provision for loan losses	40,000	62,500	120,000

Loans charged-off	(86,182)	(56,737)	(145,959)

Recoveries	24,210	28,731	38,076

Ending balance	$1,321,152	$1,343,124	$1,308,630

         Impaired loans were as follows:

	2001	2000
Year-end loans with no allocated allowance for loan losses	$58,749	$—

Year-end loans with allocated allowance for loan losses	5,000	14,863

Amount of the allowance for loan losses allocated	5,000	14,863

Average of impaired loans during the year	$33,132	$21,178

Interest income recognized during impairment	1,283	4,315

Cash-basis interest income recognized	1,283	4,315

         Loans past due over 90 days and still accruing interest at year-end 2001 and 2000 were $147,935 and $112,094. Nonaccrual loans for the same periods were $258,778 and $144,130. Non-performing loans consist primarily of residential real-estate and consumer loans. They do not include impaired loan balances.

4. Premises and Equipment

         Year-end premises and equipment were as follows:

	2001	2000
Land	$781,156	$446,070

Buildings	3,733,650	3,558,760

Furniture, fixtures and equipment	3,485,231	3,311,697

	8,000,037	7,316,527

Less: Accumulated depreciation	5,025,513	4,695,044

	$2,974,524	$2,621,483

         Depreciation included in noninterest expense was $338,036, $409,174, and $411,440 in 2001, 2000 and 1999.

5. Deposits

         Year-end deposits were as follows:

	2001	2000
Demand, noninterest-bearing	$27,024,824	$28,236,689

Demand, interest-bearing	30,978,492	30,414,962

Savings	49,899,072	39,985,914

Time, $100,000 and over	9,451,079	14,058,111

Time, other	42,165,828	49,317,909

	$159,519,295	$162,013,585

         A summary of time deposits at year-end 2001 by maturity follows:

2002	$37,847,767

2003	9,296,930

2004	3,375,682

2005	1,076,960

2006	19,568

$51,616,907

6. Federal Home Loan Bank Advances

         At year-end, advances from the Federal Home Loan Bank were as follows:

	2001	2000
Maturities through 2002, fixed rate at 6.5%	$1,207,807	$2,446,086

Maturity in 2010 fixed rate at 6.26% convertible to variable rate if 3-month LIBOR is at or above predetermined conversion	1,000,000	1,000,000

Total	$2,207,807	$3,446,086

         Each advance is payable at its maturity date; advances may be paid prior to maturity with a prepayment penalty. The Bank has $41,157,000 of first mortgage loans available under a blanket lien arrangement at year-end 2001.

         Minimum required principal payments are:

	Rate
2002	6.50%	$1,207,807

2010	6.26%	1,000,000

		$2,207,807

7. Repurchase Agreements

         Repurchase agreements generally mature within thirty days from the transaction date. Information concerning repurchase agreements is summarized as follows:

	2001	2000
Average balance during the year	$3,649,427	$3,090,913

Average interest rate during the year	2.22%	4.87%

Maximum month-end balance during the year	4,700,114	4,558,650

8. Benefit Plans

         The Corporation has a 401(k) retirement plan that covers substantially all employees. The plan allows employees to contribute up to 15% of their pay with the Corporation matching 50% of contributions up to 6% of an employee’s pay. Discretionary contributions may also be made to the plan. Total matching and discretionary contributions made by the Corporation during 2001, 2000 and 1999 amounted to $111,636, $112,011 and $106,711.

         The Corporation has an Employee Stock Purchase Incentive Plan for full-time and most part-time employees. Under the Plan, each employee is entitled to receive a cash payment equal to 20% of the purchase price of Corporation common stock acquired by the employee on the open market, up to a maximum of 100 shares per calendar year.

         The Corporation has a director retirement and death benefit plan for the benefit of all members of the Board of Directors. The plan is designed to provide an annual retirement benefit to be paid to each director upon retirement from the Board and attaining age 70. The retirement benefit provided to each director is an annual benefit equal to $1,000 for each year of service on the Board from and after August 24, 1994. In addition, each director has the option of deferring any portion of directors’ fees to a maximum of $1,000 per month until retirement. Expense recognized in 2001, 2000 and 1999 for the director retirement and death benefit plan was $36,804, $48,232 and $32,127.

9. Income Taxes

         The components of deferred taxes were as follows:

	2001	2000
Deferred tax assets:

Bad debts	$289,062	$296,532

Deferred loan fees	64,695	49,552

Core deposit intangibles	39,839	39,258

Deferred compensation	150,602	126,892

Capital loss carryforward	9,204	67,694

Unrealized securities losses	—	65,496

Total	553,402	645,424

Deferred tax liabilities:

Securities accretion	54,696	33,800

Depreciation	65,316	70,448

Federal Home Loan Bank stock dividends	67,575	43,724

Investment in financial stock fund	54,622	104,193

Unrealized securities gains	404,032	—

Total	646,241	252,165

Net deferred tax asset (liabilities)	$(92,839)	$393,259

         The capital loss carryforward expires in 2003.

         The components of income tax expense are as follows:

	2001	2000	1999
Currently payable	$760,750	$730,138	$618,094

Deferred	16,570	(12,888)	16,089

Total	$777,320	$717,250	$634,183

         The following is a reconciliation of income tax at the federal statutory rate to the effective rate of tax on the financial statements:

	Years Ended December 31,

	2001		2000		1999

	Rate	Amount	Rate	Amount	Rate	Amount

Tax at federal statutory rate	34%	$1,123,538	34%	$1,112,657	34%	$1,071,397

Tax-exempt income	(10)	(339,366)	(12)	(384,858)	(13)	(406,658)

Other	—	(6,852)	—	(10,549)	(1)	(30,556)

Income tax expense	24%	$777,320	22%	$717,250	20%	$634,183

10. Related Party Transactions

         Loans to principal officers, directors, and their affiliates in 2001 were as follows:

Beginning balance	$4,381,311

New loans	2,561,590

Repayments	(2,616,478)

Ending balance	$4,326,423

         Unused commitments to these related parties totaled $1,614,427 at year-end 2001. Related party deposits totaled $5,212,000 at year-end 2001.

11. Regulatory Matters

         The Bank is restricted by regulation in the amount of dividends it may pay to the holding company. Under the most restrictive dividend limitations, approximately $63,000 is available for the Bank to pay dividends to the holding company at year-end 2001.

         The Company and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

         Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions, asset growth and expansion are limited and capital restoration plans are required. The Corporation and the Bank are considered well capitalized for regulatory purposes. Management is not aware of any matters after December 31, 2001 that would cause its capital category to change.

         Actual and required capital amounts and ratios are presented below at year-end.

					To Be Well Capitalized
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions

(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

2001

Total capital to risk-weighted assets

Consolidated	$31,120	22.71%	$10,964	8.00%	$13,705	10.00%

Bank	25,258	18.77	10,765	8.00	13,456	10.00

Tier 1 capital to risk-weighted assets

Consolidated	29,799	21.74	5,482	4.00	8,223	6.00

Bank	23,937	17.79	5,382	4.00	8,073	6.00

Tier 1 capital to average assets

Consolidated	29,799	14.98	7,956	4.00	9,945	5.00

Bank	23,937	12.17	7,867	4.00	9,834	5.00

2000

Total capital to risk-weighted assets

Consolidated	$29,817	22.22%	$10,735	8.00%	$13,419	10.00%

Bank	25,644	19.40	10,573	8.00	13,217	10.00

Tier 1 capital to risk-weighted assets

Consolidated	28,474	21.22	5,368	4.00	8,051	6.00

Bank	24,301	18.39	5,287	4.00	7,930	6.00

Tier 1 capital to average assets

Consolidated	28,474	14.53	7,836	4.00	9,795	5.00

Bank	24,301	12.52	7,762	4.00	9,703	5.00

12. Commitments, Contingencies and Financial Instruments with Off-Balance-Sheet Risk

         Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met. These agreements usually have fixed expiration dates. Commitments may expire without being used. Off- balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

          Financial instruments with off-balance-sheet risk were as follows at year-end:

	2001	2000
Unused lines of credit	$25,871,000	$24,113,000

Letters of credit	980,000	1,012,000

         Of the above unused lines of credit, approximately $5,365,000 pertains to fixed-rate commitments, and variable-rate commitments account for approximately $20,506,000. In addition, rates on unused lines of credit range from 4.25% to 16.9%.

         The Corporation was required to have approximately $2,257,000 and $2,060,000 of cash on hand or on deposit with the Federal Reserve Bank at year-end 2001 and 2000. These balances do not earn interest.

13. Fair Values of Financial Instruments

         Carrying amount and estimated fair values of financial instruments were as follows at year-end:

	2001		2000

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial assets

Cash and cash equivalents	$10,260,082	$10,260,000	$15,212,797	$15,213,000

Interest-bearing deposits	1,994,011	2,000,000	1,989,440	1,992,000

Securities available for sale	47,509,304	47,509,000	20,168,513	20,169,000

Securities held to maturity	13,334,351	13,807,000	47,852,539	48,518,000

Federal bank stock	1,027,300	1,027,000	975,800	976,000

Loans, net	116,880,804	118,702,000	107,551,674	106,753,000

Accrued interest receivable	1,219,110	1,219,000	1,492,613	1,493,000

Financial liabilities

Deposits	$(159,519,295)	$(159,107,000)	$(162,013,585)	$(161,809,000)

Short-term borrowings	(3,533,890)	(3,534,000)	(4,564,783)	(4,565,000)

Federal Home Loan Bank advances	(2,207,807)	(2,170,000)	(3,446,086)	(3,443,000)

Accrued interest payable	(465,049)	(465,000)	(840,304)	(840,000)

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

14. Other Comprehensive Income

         Other comprehensive income (loss) components and related taxes were as follows:

	2001	2000	1999
Unrealized holding gains and losses on available-for-sale securities	$1,343,599	$905,639	$(833,859)

Cumulative effect of adopting new accounting standard	134,368	—	—

Less reclassification adjustment for gains and losses later recognized in income	(97,003)	—	—

Net unrealized gains and losses	1,380,964	905,639	(833,859)

Tax effect	(469,528)	(307,917)	283,512

Other comprehensive income (loss)	$911,436	$597,722	$(550,347)

15. Quarterly Financial Data (unaudited)

	Interest	Net Interest	Net	Earnings per Share
	Income	Income	Income	Basic and Diluted

2001

First quarter	$3,624,712	$2,195,316	$626,179	$.28
Second quarter	3,420,568	2,066,414	595,145	.27
Third quarter	3,356,060	2,160,135	627,589	.28
Fourth quarter	3,155,407	2,180,525	678,290	.30

2000

First quarter	$3,356,065	$2,138,497	$571,436	$.26
Second quarter	3,503,382	2,223,594	600,917	.27
Third quarter	3,658,595	2,200,604	660,791	.29
Fourth quarter	3,696,537	2,241,618	722,127	.32

16. Parent Company Only Condensed Financial Information

         Condensed financial statements for National Bancshares Corporation (parent only) are as follows:

BALANCE SHEETS

	December 31,
	2001	2000
Assets

Cash	$3,709,064	$2,462,067

Investment in Bank subsidiary	25,058,964	24,766,285

Securities available for sale	2,273,371	1,892,062

Other assets	169,414	132,255

Total assets	$31,210,813	$29,252,669

Liabilities and shareholders’ equity

Dividends payable	$288,625	$313,340

Shareholders’ equity	30,922,188	28,939,329

Total liabilities and shareholders’ equity	$31,210,813	$29,252,669

STATEMENTS OF INCOME

	Years Ended December 31,
	2001	2000	1999
Income

Dividends from Bank subsidiary	$2,851,398	$2,265,174	$2,255,794

Other dividends	28,715	30,000	92,300

Securities gains	97,003	—	—

Total income	2,977,116	2,295,174	2,348,094

Expenses

Miscellaneous expense	(33,100)	(24,783)	(25,508)

Undistributed equity in net income of Bank	(416,813)	284,880	194,400

Net income	$2,527,203	$2,555,271	$2,516,986

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2001	2000	1999
Cash flows from operating activities

Net income	$2,527,203	$2,555,271	$2,516,986

Adjustments to reconcile net income to net cash provided by operating activities:

Undistributed earnings of Bank	416,813	(284,880)	(194,400)

Securities gains	(97,003)	—	—

Change in other assets and liabilities	(141,192)	—	—

Net cash from operating activities	2,705,821	2,270,391	2,322,586

Cash flows from investing activities

Purchase of securities	(112,500)	—	(651,250)

Sales of securities	134,171	—	—

Return of capital	—	—	90,000

Net cash from investing activities	21,671	—	(561,250)

Cash flows from financing activities

Dividends paid	(1,183,402)	(1,208,979)	(1,063,000)

Dividends reinvested	47,352	224,452	154,664

Purchase of treasury shares	(344,445)	(174,614)	(1,379,788)

Net cash from financing activities	(1,480,495)	(1,159,141)	(2,288,124)

Net increase (decrease) in cash	1,246,997	1,111,250	(526,788)

Cash, beginning of year	2,462,067	1,350,817	1,877,605

Cash, end of year	$3,709,064	$2,462,067	$1,350,817

17. Pending Acquisition

         On October 2, 2001, the Boards of Directors of the Corporation and Peoples Financial Corporation (Peoples Financial), the holding company of Peoples Federal Savings and Loan Association of Massillon, Ohio, announced the signing of a definitive agreement for the Corporation to acquire Peoples Financial. At December 31, 2001, Peoples Financial had (unaudited) assets of $106 million, deposits of $76 million and operated three full-service branches in Massillon and a loan production office in North Canton, Ohio. The agreement provides for shareholders of Peoples Financial to receive $12.25 in cash for each of the 1,234,085 Peoples Financial Corporation common shares. The acquisition, valued at $15.1 million, is expected to close in the second quarter of 2002. The transaction has been approved by the Boards of Directors of both companies and is subject to approval by the regulators and Peoples Financial’s shareholders.

         The Corporation will account for the acquisition as a purchase and will include Peoples Financial’s results of operations from the effective date of the acquisition in its 2002 financial statements.

         To raise a portion of the cash needed to effect the merger transaction, management anticipates selling approximately $8 million in fixed rate mortgage loans. These assets have not yet been specifically identified by management. No material loss is anticipated on the sale.

Report of Independent Auditors

Board of Directors and Shareholders
National Bancshares Corporation
Orrville, Ohio

         We have audited the accompanying consolidated balance sheets of National Bancshares Corporation as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bancshares Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

         As disclosed in Note 1, during 2001 the Company adopted new accounting guidance on derivatives.

Crowe, Chizek and Company LLP

Columbus, Ohio
January 22, 2002

Analysis of Net Interest Earnings

         Rate spread and effective rate differential (on a tax equivalent basis). The following table presents an analysis of net interest earning assets and interest bearing liabilities.

	2001			2000			1999

	Daily			Daily			Daily
	Average		Average	Average		Average	Average		Average
(Dollars in Thousands)	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

Assets

Interest earning assets:

Investment securities:

Taxable	$47,532	$3,039	6.53%	$49,488	$3,297	6.53%	$50,052	$3,327	6.56%

Nontaxable (tax equivalent basis)*	18,253	1,523	8.37%	20,658	1,769	8.55%	21,542	1,840	8.54%

Federal funds sold	8,469	354	4.18%	5,506	348	6.32%	10,002	488	4.88%

Interest-bearing deposits	1,991	122	6.13%	1,987	122	6.14%	1,119	68	6.08%

Net loans (including nonaccrual loans)	110,418	9,037	8.18%	104,856	9,280	8.85%	97,438	8,285	8.50%

Total interest earning assets	186,663	14,075	7.54%	182,495	14,816	8.12%	180,153	14,008	7.78%

All other assets	13,037			13,413			13,505

Total Assets	$199,700			$195,908			$193,658

Liabilities and Shareholders’ Equity

Interest bearing liabilities:

Deposits:

Interest bearing checking	$29,163	$427	1.46%	$29,914	$530	1.77%	$30,837	$568	1.84%

Savings	44,117	1,119	2.54%	41,306	1,072	2.60%	43,630	1,130	2.59%

Time, $100,000 and over	12,581	654	5.20%	13,726	835	6.08%	15,125	680	4.50%

Time, other	48,092	2,477	5.15%	46,700	2,461	5.27%	42,385	2,093	4.94%

Other funds purchased	6,917	277	4.00%	8,637	512	5.93%	6,335	278	4.39%

Total interest bearing liabilities	140,870	4,954	3.52%	140,283	5,410	3.86%	138,312	4,749	3.43%

Demand deposits	26,344			26,470			27,132

Other liabilities	1,543			1,020			910

Shareholders’ equity	30,943			28,135			27,304

Total Liabilities and Shareholders’ Equity	$199,700			$195,908			$193,658

Net interest income (tax equivalent basis)*		$9,121			$9,406			$9,259

Net interest spread			4.02%			4.26%			4.35%

Net yield on total earning assets*			4.89%			5.15%			5.14%

*	Tax equivalence based on highest statutory tax rate of 34%.

Historical Financial Summary

Financial Position
(Year End Balances)	2001	2000	1999	1998	1997*
Total Assets	$197,763,446	$200,792,706	$197,402,543	$190,203,604	$182,982,332

Cash and Due from Banks	6,935,082	7,077,797	8,538,351	7,675,122	8,068,623

Investment Securities	60,843,655	68,021,052	70,214,050	69,808,933	80,940,781

Loans-Net	116,880,804	107,551,674	99,531,223	92,037,075	78,257,778

Deposits	159,519,295	162,013,585	160,435,348	157,714,551	151,081,856

Borrowings	5,741,697	8,010,869	8,663,682	4,043,859	4,576,966

Shareholders’ Equity	30,922,188	28,939,329	26,856,195	27,192,882	26,177,793

Book Value Per Share	$13.93	$12.93	$12.01	$11.93	$11.48

Summary of Operations
Total Interest Income	$13,556,747	$14,214,579	$13,382,607	$13,235,138	$13,157,905

Total Interest Expense	4,954,357	5,410,266	4,748,609	4,999,452	5,071,870

Net Interest Income	8,602,390	8,804,313	8,633,998	8,235,686	8,086,035

Provision for Loan Losses	40,000	62,500	120,000	120,000	120,000

Net Interest Income After Provision for Loan Losses	8,562,390	8,741,813	8,513,998	8,115,686	7,966,035

Total Noninterest Income	1,145,238	849,467	836,598	874,699	745,380

Total Noninterest Expense	6,403,105	6,318,759	6,199,427	6,051,569	5,680,885

Income Before Income Taxes	3,304,523	3,272,521	3,151,169	2,938,816	3,030,530

Income Taxes Expense	777,320	717,250	634,183	594,171	680,943

Net Income	$2,527,203	$2,555,271	$2,516,986	$2,344,645	$2,349,587

Net Income Per Share	$1.13	$1.14	$1.12	$1.03	$1.03

Cash Dividends	$1,158,687	$1,119,697	$1,078,202	$1,001,743	$948,651

Cash Dividends Per Share	$0.52	$0.50	$0.48	$0.44	$0.42

Dividend Payout Percentage	45.85%	43.82%	42.84%	42.72%	40.38%

Weighted Average Number of Shares Outstanding	2,230,013	2,240,534	2,253,650	2,281,166	2,285,812

Return on Average Assets	1.27%	1.30%	1.30%	1.27%	1.31%

Return on Average Equity	8.17%	9.08%	9.22%	8.71%	9.23%

Average Equity to Average Assets	15.49%	14.36%	14.10%	14.57%	14.21%

Risk-Based Capital Percentage	22.71%	22.22%	21.81%	23.80%	23.75%

Full Time Equivalent Staff	103	103	101	96	96

Average Total Assets to Full Time Equivalent Staff	$1,938,835	$1,902,022	$1,917,411	$1,924,474	$1,866,035

*	All share and per share data restated for 100% stock dividend on May 29, 1998.

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

Jackie Samsa Assistant Vice President, Manager of Human Resources

Jan Zacharias Operations Officer

Sales and Business Development Harold Berkey Vice President of Customer Services

Security/Compliance Ron Armentrout Assistant Vice President, Security Officer, Compliance Officer

Audit Jim Huntsberger Auditor

Branch Administration

Carolyn Forrer Administrative Officer, Manager Main Office Lobby

Karen Haueter Assistant Vice President, Manager Smithville Office

Michelle Kieffaber Loan Officer, Dalton Office

James Kuschmeader Assistant Vice President, Manager Seville Office

Susan Kutz Administrative Officer, Manager West High Office

Larry Kytta Assistant Vice President, Manager Lodi Office

Betty Lyon Assistant Vice President, Manager Midway Office

Matthew Miller Assistant Vice President, Manager Mt. Eaton Office

Steve Riddick Assistant Vice President, Manager Cleveland Road Office

Valerie Stein Assistant Vice President, Manager Kidron Office

Rita Tyrrell Administrative Officer, Dalton Office

Offices

Main Office 112 West Market St. Orrville (330)682-1010

Cleveland Road Office 1725 Cleveland Rd. Wooster (330)263-1725

Dalton Office 12 West Main St. Dalton (330)828-2227

Kidron Office 4934 Kidron Rd. Kidron (330)857-3101

Lodi Office 106 Ainsworth St. Lodi (330)948-1414

Midway Office U.S. Rt. 30 at Co. Rd. 44 Apple Creek (330)264-8070

Mt. Eaton Office 15974 East Main St. Mt. Eaton (330)857-4301 or (330)359-5476

Northside Office 1720 North Main St. Orrville (330)682-2342

Seville Office 121 Greenwich Rd. Seville (330)769-3105

Smithville Office 153 East Main St. Smithville (330)669-2611

West High Office 1320 West High St. Orrville (330)682-2881

National Bancshares Corporation 112 West Market Street Orrville, Ohio 44667 (330) 682-1010 www.fnborrville.com Member FDIC Equal Housing Lender	© 2002 National Bancshares Corporation