Form 10-K, Exhibit 13
period 2002-12-31
NATIONAL BANCSHARES CORP /OH/
filed 2003-03-26
CIK 790362

[NATIONAL BANCSHARES CORPORATION LOGO] NATIONAL
                                       BANCSHARES
                                       CORPORATION

                               ANNUAL REPORT 2002

                        [ARCHITECTURE FOR GROWTH GRAPHIC]

[SAFE, SOLID FOUNDATION GRAPHIC]

                                    TABLE OF CONTENTS

LETTER TO THE SHAREHOLDERS ..........................................................   2-3

FINANCIAL REVIEW ....................................................................   4-9

PRICE RANGES OF COMMON STOCK ........................................................    9

CONSOLIDATED BALANCE SHEETS .........................................................   10

CONSOLIDATED STATEMENTS OF INCOME ...................................................   11

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY ..........................   12

CONSOLIDATED STATEMENTS OF CASH FLOWS ...............................................   13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ..........................................   14-21

REPORT OF INDEPENDENT AUDITORS ......................................................   22

ANALYSIS OF NET INTEREST EARNINGS ...................................................   23

HISTORICAL FINANCIAL SUMMARY ........................................................   24

DIRECTORS AND OFFICERS ..............................................................   INSIDE BACK COVER


NATIONAL BANCSHARES CORPORATION 2002 Annual Report

FINANCIAL HIGHLIGHTS

FINANCIAL POSITION

(Year End Balances)                2002           2001         Percentage Change
                                   ----           ----         -----------------

Total Assets                   $296,502,555   $197,763,446                49.93%

Deposits                        239,297,227    159,519,295                50.01%

Loans - Net                     190,559,663    116,880,804                63.04%

Investment Securities            70,806,397     60,843,655                16.37%

Shareholders' Equity             33,190,050     30,922,188                 7.33%

SUMMARY OF OPERATIONS

Net Interest Income            $ 10,917,700   $  8,602,390                26.91%

Net Income                        2,254,774      2,527,203               -10.78%

Regular Cash Dividends            1,203,946      1,158,687                 3.91%

Net Income Per Share                   1.01           1.13               -10.62%

Cash Dividends Per Share               0.54           0.52                 3.85%

Book Value Per Share                  14.85          13.93                 6.60%


National Bancshares Corporation is a one-bank holding company with assets of $297 million. First National Bank, its subsidiary, is headquartered in Orrville, Ohio. Serving Wayne County, southern Medina County, western Stark County and parts of Holmes County through fourteen banking offices, First National Bank offers a variety of personal and commercial deposit and lending services.


www.fnborrville.com                                                            1

[ARCHITECTURE FOR GROWTH GRAPHIC]

[PHOTO OF CHARLES J. DOLEZAL]

DEAR SHAREHOLDERS

      The year 2002 was very challenging for National Bancshares. Net income for the year 2002 decreased by 10.8%, or approximately $272 thousand, from the previous year. This decrease was driven by a $1.5 million increase in the provision for loan loss expense as we charged off one large problem commercial credit. This credit is continuing to be worked for possible future recovery. Total assets increased almost $100 million, or 50%. Net loans increased nearly $74 million, or 63%, while total deposits increased almost $80 million, or 50%, above the end of 2001. A merger with Peoples Financial Corporation fueled much of the balance sheet growth.

      "THIS TRANSACTION PROVIDES US WITH AN OPPORTUNITY TO EXPAND INTO AN
ADJACENT AND ATTRACTIVE MARKET AREA. . . . THE PRODUCT OFFERING WAS EXPANDED AS
WELL, BRINGING MANY OF FIRST NATIONAL'S PRODUCTS TO THE MASSILLON MARKET."

      The merger with Peoples Financial Corporation closed April 3, 2002. National Bancshares paid $12.25 in cash for each of the 1,234,085 outstanding shares of Peoples Financial. The aggregate value of this transaction was approximately $15.1 million. Being a cash transaction, there was no dilution to the shareholders of National Bancshares. The three full service offices of Peoples' wholly owned subsidiary, Peoples Federal Savings and Loan Association of Massillon, were subsequently merged into, and became full service offices of First National Bank. All three offices are located in the city of Massillon, Ohio. This transaction provides us with an opportunity to expand into an adjacent and attractive market area. Most of the employees of Peoples Federal remained and became employees of First National. The product offering was expanded as well, bringing many of First National's products to the Massillon market. We look forward to building new business opportunities in this market area.

      National Bancshares has continued a long-term trend of increasing cash dividends. Total cash dividends declared in 2002 amounted to 54(cent) per share. This is a 3.8% increase over the total cash dividends declared in the previous year. The market value of our common stock saw a very positive increase during this past year, rising by 47%. The demand for, and liquidity of, our stock has been very good. The Over The Counter (OTC) market, upon which our stock is listed, is scheduled to be dissolved sometime during this next year. We are currently evaluating other markets in which our stock is eligible for listing, to assure good information will be available for the market makers that handle trades of our stock.

      In response to corporate ethics issues involving certain large national companies that have experienced financial


2 NATIONAL BANCSHARES CORPORATION 2002 Annual Report difficulties, Congress passed the Sarbanes-Oxley Act of 2002. This law mandates all SEC-registered companies to follow certain accounting and corporate governance standards. As an SEC-registered company, National Bancshares Corporation will follow all standards required by this Act. Since we are in a highly regulated industry, our independent external auditors and our banking regulators review our accounting procedures on an on-going basis. We have filed signed financial reports with our banking regulators and the SEC for many years. As the final details of this new law are unveiled, we will be initiating any necessary changes to our corporate governance to assure full compliance.

      "NATIONAL BANCSHARES HAS CONTINUED A LONG-TERM TREND OF INCREASING CASH DIVIDENDS. TOTAL CASH DIVIDENDS DECLARED IN 2002 AMOUNTED TO 54(CENT) PER SHARE."

      In keeping with our goal of delivering a high level of customer service, we completed several technology upgrades during this past year. New state-of-the-art computer workstations were installed at each Customer Service Representative window. These new terminals will allow us to handle increased future business volume while increasing the available information flow to our employees, enabling them to better serve our customers. New loan documentation software was also installed at each office to meet changing disclosure requirements and new technological operating requirements. A new drive-up ATM was installed at our Dalton office, replacing an older walk-up ATM which serviced that office for many years. We recently replaced all MAC ATM signage, as MAC changed to the STAR ATM network. Also, our product offering has been expanded with the recent introduction of two new checking account products.

      As we look to 2003, we face many exciting challenges and opportunities. We are in the midst of an interest rate environment not seen for many decades. Interest rates have been ideal for those needing to borrow, but not as attractive for the depositor or investor looking for interest income. This environment has been good for most financial institutions, as they have seen positive increases in net interest income. We look forward to a year that holds definite hope of an improving economy. We thank you, as shareholders, for your confidence in us and encourage you to utilize our financial products and services. We also hope you will encourage your friends and relatives to do so as well.

CHARLES J. DOLEZAL

President and Chairman


www.fnborrville.com                                                            3

FINANCIAL REVIEW

      National Bancshares Corporation experienced growth in total assets and a decline in net income in 2002. Total assets increased approximately $98.7 million, ending 2002 at $296.5 million. This represents a 49.9% increase compared to the previous year. Average assets experienced growth in 2002, increasing to approximately $264.4 million from $199.7 million in 2001, or an increase of $64.7 million. Net income in 2002 totaled $2.3 million, down approximately 10.8% from 2001. The acquisition of Peoples Financial Corporation in April 2002 was a major factor in the balance sheet growth. See Note 2 to the consolidated financial statements regarding the estimated fair values of the assets acquired and liabilities assumed in the acquisition.

      Cash and due from banks amounted to $10.0 million and $6.9 million at December 31, 2002 and 2001, respectively. This represents an increase of $3.1 million, or 44.3%. Cash reserves are maintained at appropriate levels in order to meet customer needs with consideration given to security. Excess cash is invested in order to maximize a safe and profitable return on assets. A significant portion of this account represents the normal processing of outgoing cash letters, which represents checks deposited with us that were drawn on other banks.

      Federal funds sold were $6.3 million and $3.3 million as of December 31, 2002 and 2001, respectively. Average balances increased slightly during the year with 2002 averaging $8.6 million compared to $8.5 million during 2001. Federal funds sold are overnight investments with our correspondent banks. This is an investment and liquidity tool that is used to maximize the earning assets of the bank and help meet the needs of our customers.

      Interest-bearing balances with banks were $1.0 million and $2.0 million as of December 31, 2002 and 2001. Interest-bearing balances averaged $1.4 million during 2002 compared to $2.0 million during 2001.

SECURITIES
(Millions of Dollars)                                                 [GRAPHIC]
2002       $70.8
2001       $60.8
2000       $68.0
1999       $70.2
1998       $69.8

      Total securities increased approximately $10.0 million, ending 2002 at $70.8 million compared to $60.8 million at the end of 2001. The average balance of taxable investment securities decreased from $47.5 million in 2001 to $46.1 million in 2002. The average balance of nontaxable investment securities decreased from $18.3 million in 2001 to $15.8 million in 2002. The market or fair value of the total portfolio was $71.3 million and $61.3 million as of December 31, 2002 and 2001, respectively.

      U.S. treasury and agency obligations increased approximately $4.4 million or 26.9% with balances of $21.0 million on December 31, 2002 compared to $16.6 million on December 31, 2001. The net market appreciation of this category was approximately $1.2 million as of December 31, 2002.

      Obligations of states and political subdivisions ended 2002 at $20.9 million, which was 33.1% higher than the $15.7 million balance on December 31, 2001. The net market appreciation was approximately $691 thousand as of December 31, 2002. To assist in local development, the bank actively purchases bonds issued by local municipalities, school systems and other public entities when opportunities present themselves.

      Other securities ended 2002 at $28.9 million, which was 1.1% higher than the December 31, 2001 balance of $28.6 million. This group of securities is primarily comprised of high quality corporate bonds and notes as well as a portfolio of approximately $2.0 million in equity securities. The net market appreciation was approximately $1.2 million as of December 31, 2002.

      Net loans increased by approximately $73.7 million, or 63.0% during 2002. Net loan balances were $190.6 million and $116.9 million on December 31, 2002 and 2001, respectively. The acquisition of Peoples Financial Corporation added approximately $81.0 million in loans; however, due to payoffs, pay downs and loan sales, net loan growth for the year was $73.7 million. Average net loans posted an increase of $61.7 million with a yearly average of $172.2 million for 2002.

LOANS - NET
(Millions of Dollars)                                                 [GRAPHIC]
2002       $190.6
2001       $116.9
2000       $107.6
1999       $ 99.5
1998       $ 92.0

      Loans collateralized by real estate totaled $162.2 million on December 31, 2002, as compared to $91.7 million as of December 31, 2001. All real estate categories, except construction, posted increases in 2002. There was a $4.8 million increase in commercial mortgage loans and a $65.3 million increase in residential mortgage loans. Home equity loans increased $3.1 million and construction loans decreased $2.7 million. The increase in residential mortgage loans was due to the acquisition of Peoples Financial Corporation, offset by payoffs, pay downs and loan sales.

      Consumer loans, totaling $4.8 million on December 31, 2002, were 7.2% below the 2001 year-end total of $5.2 million. Consumer loans, which include automobile loans, faced strong competition during 2002 from auto manufacturers' special incentives. Commercial loans, which are inherently more risky than other kinds of loans, were $21.6 million and $18.1 million as of December 31, 2002 and 2001, respectively. Credit card loans increased 4.0% during the year with balances of $1.3 million on December 31, 2002. Other loans increased $0.3 million during 2002 ending the year at $2.6 million.

      The allowance for loan losses was $1.6 million and


 4    NATIONAL BANCSHARES CORPORATION 2002 Annual Report

$1.3 million at December 31, 2002 and 2001, respectively. During 2002 one large impaired commercial loan of approximately $1.5 million was charged off in the fourth quarter. The allowance for loan losses to total loans percentages were ..83% and 1.12% and net charge-offs to average loans percentages were .88% and ..06% for 2002 and 2001, respectively. As with any charge-offs, the bank continues to attempt recovery where feasible. The ratio of non-performing loans to total loans was .84% for 2002 compared to .22% in 2001. The ratio of the allowance for loan losses to non-performing loans was 99% for 2002 compared to 511% for 2001. Non-performing loans consist of loans that have been placed on nonaccrual status. Management reviews the allowance for loan losses on a regular basis to determine the adequacy of the reserve. Management reviews problem loans (loans past due 90 days or more and loans on non-accrual) for unfavorable collectibility factors and assesses the requirement for specific reserves on such credits. For those loans not subject to specific reserves, management reviews previous loan loss experience, general economic conditions and delinquent loan reports to establish appropriate reserves. With the acquisition of Peoples Financial Corporation, a significant portion of the Corporation's loan portfolio consists of loans secured by real estate, which carry less risk than other types of loans. In addition, the majority of the loan growth during 2002 was in loans secured by real estate. Management believes these factors support a lower allowance for loan losses as a percentage of outstanding loans as compared to the prior year.

      Determining the amount of the allowance for loan losses is considered a critical accounting estimate. It requires significant judgment and the use of estimates related to the amount and timing of future cash flows on problem loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change.

      The Corporation modified its methodology during 2001 of analyzing loans not subject to specific reserves. Previously it used its peer group loan loss experience in assessing this portion of the adequacy of the loan loss reserve. This was due to the strong loan growth experienced by the Corporation and the lack of loss experience during such periods. As the Corporation developed its own loan loss experience during periods of strong loan growth, management felt it was appropriate to start using its own loan loss experience in assessing the adequacy of the loan loss reserve. This resulted in a lower required reserve balance at year-end 2001, compared to prior periods, as the Bank's loss rates were lower than peers. However, the ending reserve balance in 2001 was comparable to 2000 due to additional specific reserves on problem loans.

      Premises and equipment totaled $4.8 million on December 31, 2002 as compared to $3.0 million on December 31, 2001. During 2002 capital expenditures amounted to $580 thousand and depreciation was $494 thousand. Premises and equipment acquired in the acquisition amounted to approximately $1.8 million. Improvements and repairs to bank buildings and equipment are performed as needed to keep them in good working order in an effort to provide convenient and pleasant banking offices to meet our customers needs.

DEPOSITS
(Millions of Dollars)                                                 [GRAPHIC]
2002       $239.3
2001       $159.5
2000       $162.0
1999       $160.4
1998       $157.7

      Total deposits posted a $79.8 million or 50.0% increase, ending 2002 at $239.3 million, as compared to $159.5 million on December 31, 2001. Average deposits increased from $160.3 million in 2001 to $211.7 million in 2002. The majority of the deposit growth, $74.0 million, was due to the acquisition of Peoples Financial Corporation.

      Demand deposits, which represent noninterest-bearing checking accounts, ended 2002 at $35.9 million, which was an increase of 32.7% from the December 31, 2001 balance of $27.0 million. The acquisition noted above, contributed to the demand deposit growth. The average demand deposit accounts for 2002 were $29.7 million as compared to $26.3 million in 2001.

      Interest-bearing checking accounts finished 2002 at $34.4 million compared to $31.0 million a year earlier. This was an increase of $3.4 million, or 11.0%. Average balances increased by $3.2 million from $29.2 million in 2001 to $32.4 million in 2002. Interest-bearing checking accounts include our Negotiable Order of Withdrawal accounts and Money Market Deposit Accounts.

      Savings accounts totaled $82.1 million on December 31, 2002, approximately $32.2 million higher than the end of the previous year. With certificates of deposit rates declining during 2002, customers moved funds from time deposits into savings accounts. Growth in savings also came from the acquisition noted above. Average savings accounts increased from $44.1 million during 2001 to approximately $68.6 million in 2002. First National offers passbook, statement and Preferred Savings accounts. Preferred Savings accounts are tiered to pay higher rates for higher balances.

      Time deposits of less than $100,000 amounted to $75.2 million and $42.2 million as of December 31, 2002 and 2001, respectively. This represents an increase of $33.0 million or 78.3%. The majority of the increase was due to the acquisition of Peoples Financial Corporation. Average time balances of less than $100,000 increased approximately $20.0 million giving 2002 an average time deposit balance of $68.1 million compared to approximately $48.1 million in 2001.

      Time deposits of $100,000 and over increased from $9.5 million on December 31, 2001 to $11.8 million on December 31, 2002, as we experienced an increase in large public deposits. Average time deposits of $100,000 and over increased by $0.3 million from 2001 giving 2002 an average of $12.9 million.

      Securities sold under agreements to repurchase were


www.fnborrville.com                                                            5

$3.0 million on December 31, 2002, compared to $3.4 million at the end of 2001, or approximately $0.4 million lower. The Federal Reserve note account balance was $1.0 million and $0.1 million as of December 31, 2002 and 2001, respectively. This represents treasury, tax and loan payments that are maintained for the Federal Reserve until they request the funds. Federal Home Loan Bank advances were $17.2 million and $2.2 million at December 31, 2002 and 2001, respectively. We assumed $19.4 million in advances when we acquired Peoples Financial Corporation. The average of other borrowings increased in 2002 to $17.4 million from $6.9 million during 2001.

      Shareholders' equity had an ending balance of $33.2 million on December 31, 2002. This is an increase of $2.3 million or 7.3% from the 2001 ending balance of $30.9 million. The increase is due mainly to retained earnings and an improvement in accumulated other comprehensive income. This growth translates to a $0.92 increase in book value per share, raising the book value per share to $14.85 on December 31, 2002, compared to $13.93 on December 31, 2001. Under the federal risk-based capital regulations, the Bank's total capital to risk-based assets of 12.59% on December 31, 2002 was 57% higher than the 8% minimum required. The Bank remains in a very favorable position when compared to its peer group in the area of capitalization.

      Shareholders' equity reflects the change in accumulated other comprehensive income. This represents the unrealized appreciation or depreciation in the market value of investment securities (net of taxes) that are available for sale. During 2002, accumulated other comprehensive income increased by $1.0 million, resulting in an unrealized appreciation balance of $1.7 million at December 31, 2002. This was due to a general improvement in the market value of debt and equity investments owned in the available for sale portfolio.

SHAREHOLDERS' EQUITY
(Millions of Dollars)                                                [GRAPHIC]
2002       $33.2
2001       $30.9
2000       $28.9
1999       $26.9
1998       $27.2

      In summary, the Corporation experienced substantial balance sheet growth, due mainly to the acquisition, of approximately 63.0% in loans, 50.0% in deposits and 7.3% in shareholders' equity.

LIQUIDITY

      Liquidity is the consideration of the Corporation's ability to meet its necessary outgoing cash flow needs. Cash equivalents for the cash flow statement of $16.3 million is composed of $10.0 million in cash and due from banks and $6.3 million in federal funds sold. In addition, the Corporation has approximately $58 million available in short-term funding arrangements with its correspondent banks and the Federal Home Loan Bank. Management considers the Corporation to be in a satisfactory liquidity position with the ability to meet the demands of its customers and the local economy.

      The following table highlights unused commitments at year-end by expiration period:

                                                         One-Year        Over
(Dollars in Thousands)                        Total      and Less      One Year
                                              -----      --------      --------
Unused loan commitments                      $35,860     $16,978       $18,882
Letters of credit                                998         998            --
                                             -------     -------       -------
Total                                        $36,858     $17,976       $18,882
                                             =======     =======       =======

      Since many of the unused commitments are expected to expire unused or be only partially used, the total amount of unused commitments in the preceding table does not necessarily represent future cash requirements.

      The Corporation's long-term obligations consist of $17.2 million in Federal Home Loan Bank advances that mature in 2010 and 2011. The majority, $16.2 million, represents advances assumed as part of the Peoples Financial Corporation acquisition.

RESULTS OF OPERATIONS

      Net income for 2002 was $2.3 million, or approximately 10.8% below 2001's net income of $2.5 million. Net income for 2001 was approximately 1.1% below 2000's net income of $2.6 million. This equates to net income per share of $1.01 for 2002, $1.13 for 2001 and $1.14 for 2000. The primary source of income continues to be interest on loans and other investments with additional revenues generated from fees on non-interest related services.

NET INCOME
(Thousands of Dollars)                                               [GRAPHIC]
2002                            $2,255
2001                            $2,527
2000                            $2,555
1999                            $2,517
1998                            $2,345

      Interest and fees on loans of $12.0 million for 2002 was above 2001 by 32.5%, or approximately $2.9 million. Interest and fees on loans decreased from 2000 to 2001, declining by 2.6%, or approximately $243 thousand. The improvement in 2002 was due to an increase in average loan volume; offset by lower average loan yields. The decline in 2001 was due to a decrease in yields as interest rates declined throughout the year. Average interest yields on loans were 6.96%, 8.18% and 8.85% for 2002, 2001 and 2000, respectively.

      Interest on federal funds sold was $136 thousand, $354 thousand and $348 thousand for 2002, 2001 and 2000, respectively. The decrease of $218 thousand in 2002 was the result of lower yields as average rates declined from 4.18% to 1.58%. The increase of $6 thousand in 2001 was the result of higher volume as average rates declined from 6.32% to 4.18%.

      Interest on taxable investment securities, which


 6    NATIONAL BANCSHARES CORPORATION 2002 Annual Report
includes interest-bearing deposits with banks, decreased by approximately $180 thousand ending 2002 at $3.0 million. This 5.7% decrease in interest income was due primarily to a decrease in the average investment balances. In 2001, interest on taxable investment securities decreased by approximately $259 thousand or 7.6% from 2000. This decrease was due to a decrease in average investment balances.

      Interest on obligations of states and political subdivisions totaled $850 thousand for 2002, which was $155 thousand or 15.5% below 2001. The average balance of these investments decreased $2.4 million while the average taxable equivalent yield decreased from 8.37% in 2001 to 8.19% in 2002. Interest on obligations of states and political subdivisions totaled $1.0 million for 2001, which was $0.2 million or 13.8% below 2000. The average balances decreased $2.4 million in 2001 while the average taxable equivalent yield decreased from 8.55% in 2000 to 8.37% in 2001.

      Interest on deposits totaled $4.5 million in 2002 as compared to $4.7 million in 2001. This $0.2 million or 4.2% decrease, was due to lower average rates on deposits, declining from 3.49% to 2.46%. Comparing 2001 to 2000, interest on deposits decreased $0.2 million or 4.5%. The decrease was due principally to lower average rates on deposits.

      Interest expense on other borrowings, which includes Federal Home Loan Bank advances, was $544 thousand, $277 thousand and $512 thousand for 2002, 2001 and 2000, respectively. The increase in 2002 was primarily the result of higher average balances of Federal Home Loan Bank advances. The decrease in 2001 was due to lower average balance of funds purchased and lower rates.

      The Bank provides for probable loan losses throughout the year. In 2002 the provision for loan losses was $1.6 million. In 2001 and 2000 the provision for loan losses was $40 thousand and $63 thousand, respectively. The total provision for loan losses for the last three years was $1.7 million, compared to total net charge-offs of $1.6 million for the same three-year period. As noted earlier, one large impaired commercial loan of approximately $1.5 million was charged-off during 2002. The provision for loan losses is based on the Bank's past loan loss experience, current delinquencies, loan mix and various types of loans, general economic conditions and trends, and an evaluation of the losses in the current loan portfolio.

      Noninterest income totaled $1.5 million in 2002, $1.1 million for 2001 and $0.8 million in 2000. Noninterest income is primarily comprised of checking account fees, which were $754 thousand in 2002, $656 thousand in 2001 and $560 thousand in 2000. Checking account and other fees were increased effective February 1, 2001. During 2002, securities were sold generating gains of $182 thousand. Other noninterest income includes safety deposit box rents and other miscellaneous fees and collections. The acquisition of Peoples Financial Corporation contributed approximately $140 thousand to noninterest income in 2002.

      Noninterest expenses were $7.9 million for 2002, $6.4 million in 2001 and $6.3 million in 2000. This represents a $1.5 million or 23.4% increase in 2002 and an $84 thousand or 1.3% increase in 2001. The increase in 2002 was due mainly to higher salary and employee benefit, data processing, net occupancy and other expenses related to the acquisition of Peoples Financial Corporation. The increase in 2001 was primarily due to higher salaries and employee benefit costs. The higher salaries and employee benefits in 2001 were mainly due to normal salary increases.

      The income tax provision amounted to $648 thousand, $777 thousand and $717 thousand in 2002, 2001 and 2000, respectively. The effective tax rate was relatively stable at 22.3%, 23.5% and 21.9% in 2002, 2001 and 2000, respectively.

CASH DIVIDENDS PER SHARE
(Dollars)                                                            [GRAPHIC]
2002       $.54
2001       $.52
2000       $.50
1999       $.48
1998       $.44

      Cash dividends declared during 2002 were $0.54 per share, compared to $0.52 per share in 2001 and $0.50 per share in 2000. The dividend payout percentage was 53.40%, 45.85% and 43.82% in 2002, 2001 and 2000, respectively.
Return on average equity was 7.01%, 8.17% and 9.08% for 2002, 2001 and 2000, respectively. Return on average assets was .85%, 1.27% and 1.30% in 2002, 2001 and 2000.

ASSET AND LIABILITY MANAGEMENT

      Management considers interest rate risk to be the Corporation's most significant market risk. Management focuses on maintaining consistent growth in net interest income, while managing interest rate risk within Board-approved policy limits. The Corporation's Asset/Liability Management Committee, which consists of the Bank's Executive Officers and reports directly to the Board of Directors, monitors and manages interest rate risk in order to maintain an acceptable level of possible change in net interest income as a result of changes in interest rates. The Asset/Liability Management Committee also monitors the Corporation's liquidity levels, which were within the Corporation's policy guidelines at December 31, 2002. The Corporation does own certain equity securities, which have more price volatility compared to debt securities and does subject the Corporation to some equity risk. The Corporation does not own any trading assets and is not subject to foreign currency exchange or commodity price risk.

      The Corporation uses a gap analysis model as its primary method to identify and manage its interest rate risk. The model measures the difference between the assets and liabilities repricing or maturing within specific time periods. The model also considers prepayment assumptions and estimated paydowns in the loan and investment portfolios. An asset-sensitive position indicates that there


www.fnborrville.com                                                            7
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

      At December 31, 2002 the Corporation had a positive one-year cumulative gap of 1.5% of total assets, indicating a slightly higher balance of rate sensitive assets than rate sensitive liabilities. This compares to a negative one-year cumulative gap of 1.9% of total assets at December 31, 2001. The estimated impact on the net interest margin from modestly rising or falling interest rates would be relatively insignificant due to the short duration of mismatch within the first 12 months.

      The table below illustrates another tool used by management in assessing its interest rate sensitivity. This indicates the change in net interest income that could potentially occur in different hypothetical rate environments based on assumed cash flows. As shown below for year-end 2002, were interest rates to increase by 200 basis points, the estimated potential impact to the Corporation's net interest income would be an increase of 3.8%, or $417 thousand. However, if rates were to decline by 200 basis points, net interest income would decrease by 4.3%, or $475 thousand. For year-end 2002, if interest rates were to increase (decrease) by 100 basis points, the estimated potential impact to the Corporation's net interest income would be an increase (decrease) of 2.5% and (2.7%). During 2002, the Corporation's mix of assets and liabilities subject to repricing or maturing within one year changed, with assets increasing $30.7 million and liabilities increasing $22.5 million. This net change of $8.2 million moved the Corporation from a negative to a positive one-year gap position. This analysis is based on numerous assumptions, including relative levels of market interest rates, loan prepayments and reactions of depositors to changes in interest rates, and should not be relied upon as being indicative of actual results. Further, it does not necessarily contemplate all actions management may undertake in response to changes in interest rates. Management continues to seek non-interest income opportunities and seeks to control expenses in an effort to offset these possible fluctuations in net interest income.

  Change in             Percentage Change in Net Interest
Interest Rates               Income Over 12 Months
(basis points)         DEC. 31, 2002       Dec. 31, 2001
--------------         -------------       -------------
+200                        3.8%                -1.3%
-200                       -4.3%                -0.4%

ACQUISITION

      As discussed in Note 2 to the consolidated financial statements, on October 2, 2001, the Corporation entered into an Agreement and Plan of Merger to acquire Peoples Financial Corporation, a financial institution holding company located in Massillon, Ohio. The merger was consummated on April 3, 2002 and was accounted for as a purchase. The acquisition provides the Corporation with an opportunity to expand into an adjacent and attractive market area. While capital ratios decreased due to the increase in the total asset base, all minimum capital standards continue to be met. This did not have a material impact on the liquidity of the Corporation.

FORWARD-LOOKING STATEMENTS

      This "Financial Review" section may contain forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995) about the Corporation and its subsidiary. Factors discussed in this section and elsewhere in this document could cause actual results to differ materially from those indicated by the forward-looking statements. See "BUSINESS - Forward-looking Statements" in the Corporation's Form 10-K for a discussion of some of the important risks and uncertainties to which those forward-looking statements are subject. Forward-looking statements are based on our beliefs, plans, objectives, goals, assumptions, expectations, estimates, and intentions as of the date the statements are made. Investors should exercise caution because the Corporation cannot give any assurance that its beliefs, plans, objectives, goals, assumptions, expectations, estimates, and intentions will be realized. The Corporation disclaims any obligations to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise.

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

      In January 2001, the Corporation adopted the new standard and transferred securities with an amortized cost


 8    NATIONAL BANCSHARES CORPORATION 2002 Annual Report
of approximately $30.5 million and a fair value of approximately $30.7 million from the held to maturity to the available for sale category to take advantage of the flexibility provided by this classification. The transfer had a positive impact on the Corporation's capital, net of taxes, of approximately $134 thousand.

      A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company are recorded at fair value at the date of acquisition, and the excess of the purchase price over the fair value of net assets is recorded as goodwill. Under the new standard, identifiable intangible assets with finite lives will continue to be amortized, whereas goodwill, both amounts previously recorded and future amounts acquired, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill, with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. The Company adopted this statement on January 1, 2002 and followed the provisions of this pronouncement in its acquisition discussed in Note 2. The Company's intangible assets relating to branch purchases are continuing to be amortized as before.

      A new accounting standard dealing with asset retirement obligations will apply for 2003. The Company does not believe that this standard will have a material affect on its financial position or results of operations.

      Effective January 1, 2002, the Company adopted a new standard on impairment and disposal of long-lived assets. The effect of this on the financial position and results of operations of the Company is not material.

      The Financial Accounting Standards Board recently issued standards covering debt extinguishments and leases, and made some minor technical corrections. Gains and losses on extinguishments of debt, always treated as an extraordinary item under a previous standard, will now no longer be considered extraordinary, except under very limited conditions. If a capital lease is modified to an operating, than it will now be treated as a sale-leaseback instead of a new lease. The Statement covers accounting for costs associated with exit or disposal activities, such as lease termination costs or employee severance costs. The Statement replaces EITF 94-3, and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. It requires these costs to be recognized when they are incurred rather than at the date of commitment to an exit or disposal plan. Management does not expect the adoption of these statements to be material.

      In October 2002, the Financial Accounting Standards Board issued Statement No. 147, "Acquisitions of Certain Financial Institutions," which amends and reconsiders certain provisions of Statement No. 72. This statement addresses the financial accounting and reporting for the acquisition of all or part of a financial institution. The statement provides that unidentified intangible assets associated with branch acquisitions, considered a business combination under the provisions of Statement No. 141, "Business Combinations," should be reclassified as goodwill and accounted for under the provisions of Statement No.
142. The Company adopted this Statement on October 1, 2002. The effect of this Statement on the financial position and results of operations of the Company was not material, as management did not believe that its prior branch acquisition met the definition of a business combination.

PRICE RANGES OF COMMON STOCK

The stock prices below reflect inter-dealer bid prices, without adjustments for retail markups, markdowns or commissions and may not represent actual transactions.

2002                                  HIGH        LOW       DIVIDENDS PER SHARE
----                                  ----        ---       -------------------
FIRST QUARTER                        $17.50     $15.00            $.13
SECOND QUARTER                        21.00      17.25             .13
THIRD QUARTER                         20.50      19.20             .14
FOURTH QUARTER                        22.75      19.85             .14

2001                                  High        Low       Dividends Per Share
----                                  ----        ---       -------------------
First Quarter                        $16.50     $15.25            $.13
Second Quarter                        17.00      16.05             .13
Third Quarter                         16.05      16.00             .13
Fourth Quarter                        16.50      15.00             .13

      Information regarding the limitations on dividends available to be paid is located in Note 12 to the Consolidated Financial Statements included herein.


www.fnborrville.com                                                            9

CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

ASSETS                                                                                 2002           2001
                                                                                   ------------   ------------
Cash and due from banks                                                            $ 10,010,654   $  6,935,082
Federal funds sold                                                                    6,315,000      3,325,000
                                                                                   ------------   ------------
  Total cash and cash equivalents                                                    16,325,654     10,260,082
Interest-bearing time deposits with other banks                                         997,185      1,994,011
Securities available for sale                                                        52,364,712     47,509,304
Securities held to maturity (fair value: 2002 - $18,985,565; 2001 - $13,806,578)     18,441,685     13,334,351
Federal bank stock                                                                    2,689,450      1,027,300
Loans, net of allowance for loan losses: 2002 - $1,604,200; 2001 - $1,321,152       190,559,663    116,880,804
Premises and equipment, net                                                           4,816,253      2,974,524
Goodwill                                                                              4,475,465             --
Identified intangible assets                                                          1,929,734        283,590
Accrued interest receivable                                                           1,495,506      1,219,110
Other assets                                                                          2,407,248      2,280,370
                                                                                   ------------   ------------
  TOTAL                                                                            $296,502,555   $197,763,446
                                                                                   ============   ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
  Noninterest-bearing                                                              $ 35,852,184   $ 27,024,824
  Interest-bearing                                                                  203,445,043    132,494,471
                                                                                   ------------   ------------
    Total deposits                                                                  239,297,227    159,519,295

Repurchase agreements                                                                 3,006,221      3,422,657
Federal Reserve note account                                                          1,000,000        111,233
Federal Home Loan Bank advances                                                      17,205,743      2,207,807
Accrued expenses and other liabilities                                                2,803,314      1,580,266
                                                                                   ------------   ------------
  Total liabilities                                                                 263,312,505    166,841,258

Shareholders' equity

  Common stock, no par value; 6,000,000 shares authorized; 2,289,528 shares issued   11,447,640     11,447,640
  Additional paid-in-capital                                                          4,689,800      4,689,800
  Accumulated other comprehensive income                                              1,739,751        784,297
  Retained earnings                                                                  16,502,352     15,620,935
  Treasury stock, at cost (2002 - 55,040 SHARES; 2001 - 69,335 shares)               (1,189,493)    (1,620,484)
                                                                                   ------------   ------------
    Total shareholders' equity                                                       33,190,050     30,922,188
                                                                                   ------------   ------------
  TOTAL                                                                            $296,502,555   $197,763,446
                                                                                   ============   ============

See accompanying notes to consolidated financial statements.


10    NATIONAL BANCSHARES CORPORATION 2002 Annual Report

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2002, 2001 and 2000

                                                         2002          2001          2000
                                                      -----------   -----------   -----------
INTEREST AND DIVIDEND INCOME
  Loans, including fees                               $11,974,356   $ 9,036,841   $ 9,280,026
  Federal funds sold                                      136,263       353,756       348,202
  Securities:
    Taxable                                             2,980,610     3,160,784     3,419,441
    Nontaxable                                            849,924     1,005,366     1,166,910
                                                      -----------   -----------   -----------
      Total interest and dividend income               15,941,153    13,556,747    14,214,579

INTEREST EXPENSE
  Deposits                                              4,479,833     4,677,652     4,898,207
  Short-term borrowings                                    13,551        98,275       181,576
  Federal Home Loan Bank advances                         530,069       178,430       330,483
                                                      -----------   -----------   -----------
    Total interest expense                              5,023,453     4,954,357     5,410,266
                                                      -----------   -----------   -----------
NET INTEREST INCOME                                    10,917,700     8,602,390     8,804,313
Provision for loan losses                               1,569,402        40,000        62,500
                                                      -----------   -----------   -----------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES     9,348,298     8,562,390     8,741,813

NONINTEREST INCOME
  Checking account fees                                   754,341       656,441       559,750
  Gain on sale of loans                                     8,409        43,750            --
  Securities gains, net                                   182,324        97,003            --
  Other                                                   512,957       348,044       289,717
                                                      -----------   -----------   -----------
    Total noninterest income                            1,458,031     1,145,238       849,467

NONINTEREST EXPENSE
  Salaries and employee benefits                        4,338,987     3,517,438     3,353,392
  Data processing fees                                    738,643       627,799       653,001
  Net occupancy expense                                   345,858       216,709       216,918
  Depreciation - furniture and fixtures                   327,634       237,967       306,831
  Franchise taxes                                         302,880       314,869       302,164
  Maintenance and repairs                                 238,735       197,234       173,445
  Other                                                 1,610,358     1,291,089     1,313,008
                                                      -----------   -----------   -----------
    Total noninterest expense                           7,903,095     6,403,105     6,318,759
                                                      -----------   -----------   -----------

INCOME BEFORE INCOME TAXES                              2,903,234     3,304,523     3,272,521
Income tax expense                                        648,460       777,320       717,250
                                                      -----------   -----------   -----------
NET INCOME                                            $ 2,254,774   $ 2,527,203   $ 2,555,271
                                                      ===========   ===========   ===========

Weighted average common shares outstanding              2,228,510     2,230,013     2,240,534
                                                      ===========   ===========   ===========

Basic and diluted earnings per common share           $      1.01   $      1.13   $      1.14
                                                      ===========   ===========   ===========

See accompanying notes to consolidated financial statements.


www.fnborrville.com                                                           11

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years Ended December 31, 2002, 2001 and 2000

                                                                       Accumulated
                                                          Additional       Other                                        Total
                                              Common       Paid-in     Comprehensive    Retained       Treasury      Shareholders'
                                              Stock        Capital     Income (Loss)    Earnings        Stock           Equity
                                           -----------   -----------   -----------   ------------    -----------    ------------
Balance at January 1, 2000                 $11,447,640   $ 4,689,800   $  (724,861)  $ 12,981,399    $(1,537,783)   $ 26,856,195

Comprehensive income:
  Net income                                                                            2,555,271                      2,555,271
  Other comprehensive income                                               597,722                                       597,722
                                                                                                                    ------------
    Total comprehensive income                                                                                         3,152,993
Cash dividends declared ($.50 per share)                                               (1,119,697)                    (1,119,697)
Shares issued under dividend
  reinvestment plan (11,694 shares)                                                      (124,168)       348,620         224,452
Purchase of 10,338 treasury shares                                                                      (174,614)       (174,614)
                                           -----------   -----------   -----------   ------------    -----------    ------------
Balance at December 31, 2000                11,447,640     4,689,800      (127,139)    14,292,805     (1,363,777)     28,939,329

Comprehensive income:

  Net income                                                                            2,527,203                      2,527,203
  Other comprehensive income                                               911,436                                       911,436
                                                                                                                    ------------
    Total comprehensive income                                                                                         3,438,639
Cash dividends declared ($.52 per share)                                               (1,158,687)                    (1,158,687)
Shares issued under dividend
  reinvestment plan (2,905 shares)                                                        (40,386)        87,738          47,352
Purchase of 20,856 treasury shares                                                                      (344,445)       (344,445)
                                           -----------   -----------   -----------   ------------    -----------    ------------
Balance at December 31, 2001                11,447,640     4,689,800       784,297     15,620,935     (1,620,484)     30,922,188

COMPREHENSIVE INCOME:
  NET INCOME                                                                            2,254,774                      2,254,774
  OTHER COMPREHENSIVE INCOME (LOSS)                                        955,454                                       955,454
                                                                                                                    ------------
    TOTAL COMPREHENSIVE INCOME                                                                                         3,210,228
CASH DIVIDENDS DECLARED ($.54 PER SHARE)                                               (1,203,946)                    (1,203,946)
SHARES ISSUED UNDER DIVIDEND
  REINVESTMENT PLAN (14,295 SHARES)                                                      (169,411)       430,991         261,580
                                           -----------   -----------   -----------   ------------    -----------    ------------
BALANCE AT DECEMBER 31, 2002               $11,447,640   $ 4,689,800   $ 1,739,751   $ 16,502,352    $(1,189,493)   $ 33,190,050
                                           ===========   ===========   ===========   ============    ===========    ============

 See accompanying notes to consolidated financial statements.


12    NATIONAL BANCSHARES CORPORATION 2002 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2001 and 2000

                                                                                    2002            2001            2000
                                                                                ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                    $  2,254,774    $  2,527,203    $  2,555,271
    Adjustments to reconcile net income to net cash from operating activities
      Provision for loan losses                                                    1,569,402          40,000          62,500
      Depreciation, amortization and accretion                                       443,887         160,688         352,948
      Federal Home Loan Bank stock dividend                                          (64,300)        (51,500)        (47,800)
      Gain on sale of loans                                                           (8,409)        (43,750)             --
      Net security gains                                                            (182,324)        (97,003)             --
      Change in other assets and liabilities                                        (771,589)       (108,410)        202,798
                                                                                ------------    ------------    ------------
        Net cash from operating activities                                         3,241,441       2,427,228       3,125,717

CASH FLOWS FROM INVESTING ACTIVITIES
    Net change in interest-bearing deposits with banks                               996,826          (4,571)         (4,318)
    Securities held to maturity
      Proceeds from maturities and repayments                                      3,610,036       4,581,349       6,321,926
      Purchases                                                                   (7,917,091)       (504,500)     (3,410,530)
    Securities available for sale
      Proceeds from maturities and repayments                                      9,881,758      17,576,405       3,310,000
      Proceeds from sales                                                          5,317,609         134,171              --
      Purchases                                                                  (13,587,788)    (12,902,383)     (3,010,892)
    Purchase of Federal Bank Stock                                                  (450,550)             --              --
    Cash paid for acquisition, net of cash received                               (1,123,425)             --              --
    Capital expenditures                                                            (580,424)       (691,077)       (110,789)
    Proceeds from sale of loans                                                    1,195,026       1,598,277              --
    Net change in loans to customers                                               4,558,543     (10,923,657)     (8,082,951)
                                                                                ------------    ------------    ------------
      Net cash from investing activities                                           1,900,520      (1,135,986)     (4,987,554)

CASH FLOWS FROM FINANCING ACTIVITIES
    Net change in deposits                                                         5,782,993      (2,494,290)      1,578,237
    Net change in short-term borrowings                                              472,331      (1,030,893)      1,507,742
    Federal Home Loan Bank advances:
      Proceeds from borrowings                                                            --              --       1,000,000
      Repayments                                                                  (4,413,550)     (1,238,279)     (3,160,555)
    Dividends paid                                                                (1,179,743)     (1,183,402)     (1,208,979)
    Dividends reinvested                                                             261,580          47,352         224,452
    Purchase of treasury shares                                                           --        (344,445)       (174,614)
                                                                                ------------    ------------    ------------
        Net cash from financing activities                                           923,611      (6,243,957)       (233,717)
                                                                                ------------    ------------    ------------

Net change in cash and cash equivalents                                            6,065,572      (4,952,715)     (2,095,554)

Beginning cash and cash equivalents                                               10,260,082      15,212,797      17,308,351
                                                                                ------------    ------------    ------------
ENDING CASH AND CASH EQUIVALENTS                                                $ 16,325,654    $ 10,260,082    $ 15,212,797
                                                                                ============    ============    ============
Supplemental disclosures
    Cash paid for interest                                                      $  4,964,995    $  5,329,612    $  5,105,860
    Cash paid for income taxes, net of refunds                                       591,091         770,000         625,000
    Non-cash items:
      Securities transferred from held to
      maturity to available for sale                                            $         --    $ 30,661,985    $         --

 See accompanying notes to consolidated financial statements.


www.fnborrville.com                                                           13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, 2000

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

      CASH FLOWS: Cash and cash equivalents include cash, deposits with other financial institutions with original maturities under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, short-term borrowings and deposits with other banks.

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

      LOANS: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or fair value, on an aggregate basis.

      Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days unless the credit is well-secured and in process of collection. Payments received on such loans are reported as principal reductions.

      All interest accrued but not received for loans placed on nonaccrual is reversed against income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

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

      FORECLOSED ASSETS: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired,


14    NATIONAL BANCSHARES CORPORATION 2002 Annual Report
establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

      PREMISES AND EQUIPMENT: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 7 to 39 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 7 years.

      BANK OWNED LIFE INSURANCE: The Corporation has purchased life insurance policies on its directors as an informal financing mechanism for the bank's post retirement obligations to the directors. See Note 9 for additional information. Life insurance is recorded at its cash surrender value, or the amount that can be realized.

      GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable assets. As more fully described in Note 2, the Corporation acquired a business during 2002, resulting in goodwill. Under a new accounting pronouncement that became effective in 2002, goodwill is not amortized but rather is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

      Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from whole bank and branch acquisitions. They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives which is 10 years.

      The Corporation also has intangible assets associated with a prior branch acquisition, including unidentified intangibles of $203,000 and $232,000 and core deposit value of $31,000 and $51,000 at year-end 2002 and 2001. Management does not believe that this purchase constituted a business combination and therefore is continuing to amortize the unidentified intangible asset.

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

      BENEFIT PLANS: Retirement plan expense is the amount of required matching contributions plus any discretionary contributions to the Corporation's 401(k) plan as determined by Board decision. Deferred compensation plan expense allocates the benefits over the estimated years of service.

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


www.fnborrville.com                                                           15
the standard if they wish to be able to hedge the security in the future. Upon adoption of the new standard, the Corporation transferred $30,458,397 of securities from held to maturity to available for sale. The $203,588 unrealized gain on the securities transferred ($134,368 after tax) is reflected as an increase in other comprehensive income. The adoption of the new standard did not have any other impact on the Company's financial statements, as it holds no derivative financial instruments.

      NEWLY ISSUED BUT NOT YET EFFECTIVE ACCOUNTING STANDARDS: New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Corporation's financial condition or results of operations.

      RECLASSIFICATIONS: Certain items in the prior year financial statements were reclassified to conform to the current presentation.

2. ACQUISITION

      On October 2, 2001, the Company entered into an Agreement and Plan of Merger to acquire Peoples Financial Corporation (Peoples Financial), located in Massillon, Ohio. Under the terms of the agreement, the Corporation paid $12.25 in cash for each of the 1,234,085 outstanding shares of Peoples Financial. The aggregate transaction value was $15.1 million. The merger was consummated on April 3, 2002 and was accounted for as a purchase. As such, Peoples Financial's results of operations from the effective date of the acquisition are included in the Corporation's 2002 financial statements. Peoples Federal Savings and Loan Association, the wholly-owned subsidiary of Peoples Financial, was merged into First National Bank, Orrville, the wholly-owned subsidiary of the Corporation. The merger provides the Corporation with an opportunity to expand into an adjacent and attractive market area.

      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at April 3, 2002 (in thousands):

Cash and cash equivalents                                             $  14,066
Securities                                                                5,823
Federal bank stock                                                        1,147
Loans, net                                                               80,993
Premises and equipment, net                                               1,755
Other assets                                                                257
Core deposit intangibles                                                  1,063
Relationship intangibles                                                    728

Goodwill                                                                  4,475
                                                                      ---------
  Total assets acquired                                                 110,307

Deposit                                                                 (73,995)
Federal Home Loan Bank advances                                         (19,411)
Other liabilities                                                        (1,427)
                                                                      ---------
  Total liabilities assumed                                             (94,833)
                                                                      ---------
    Net assets acquired                                               $  15,474
                                                                      =========

      The core deposit intangibles and the relationship intangibles have weighted average useful lives of 10 and seven years and the amortization is not tax deductible. The goodwill of $4,475,000 represents the acquisition cost in excess of book value of $5,561,000, less adjustment to reflect fair values of $1,402,000 net of tax, plus merger related expenses of $316,000.

      Below is a listing of the purchase accounting adjustments (in thousands), which are included in the above fair values, including their estimated lives and amortization methods. These adjustments increased (decreased) the reported book values of the assets and liabilities acquired. In addition, a deferred tax liability of $347,000 was established related to the purchase accounting adjustments below.

Buildings                          $   260        39 years         straight line
Equipment                               45         5 years         straight line
Loans, net                           1,497         7 years           level yield
Securities                            (247)        8 years           level yield
Deposits                             1,186         2 years           level yield
FHLB advances                          411         2 years           level yield

      The following summarized unaudited pro forma financial information for the periods ended December 31, 2002 and 2001 assume the Peoples Financial Corporation acquisition occurred as of January 1, 2001. The December 31, 2002 financial information includes approximately $900,000 in merger related expenses incurred by Peoples Financial Corporation.

In thousands, except per share data                            December 31,
                                                        ------------------------
                                                          2002             2001
                                                        -------          -------
Net interest income                                     $11,528          $11,393
Net income                                                1,282            2,982
Basic and diluted earnings
per common share                                            .58             1.34


16    NATIONAL BANCSHARES CORPORATION 2002 Annual Report

3. SECURITIES

   Year-end securities are as follows:

                                              DECEMBER 31, 2002
                            -------------------------------------------------------
                                              Gross         Gross
                              Carrying      Unrealized    Unrealized
                               Value          Gains         Losses      Fair Value
                            ------------   -----------   -----------    -----------
AVAILABLE FOR SALE:
U.S. Government and
  federal agency                           $ 1,244,835   $      (317)   $21,019,263
State and municipal                            146,698            --      2,420,694
Corporate bonds and notes                    1,589,612      (158,648)    26,902,346
                            ------------   -----------   -----------    -----------
  Total debt securities                      2,981,145      (158,965)    50,342,303
Equity securities                               85,573      (271,766)     2,022,409
                            ------------   -----------   -----------    -----------
    Total                                  $ 3,066,718   $  (430,731)   $52,364,712
                            ============   ===========   ===========    ===========

HELD TO MATURITY:
State and Municipal         $ 18,441,685   $   688,144   $  (144,264)   $18,985,565
                            ============   ===========   ===========    ===========

                                              December 31, 2001
                            -------------------------------------------------------
                                              Gross         Gross
                              Carrying      Unrealized    Unrealized
                               Value          Gains         Losses      Fair Value
                            ------------   -----------   -----------    -----------
AVAILABLE FOR SALE:
U.S. Government and
  federal agency                           $   540,133   $    (2,616)   $16,567,812
State and municipal                             55,614            --      2,341,209
Corporate bonds and notes                      864,259      (186,053)    26,326,912
                            ------------   -----------   -----------    -----------
  Total debt securities                      1,460,006      (188,669)    45,235,933
Equity securities                              144,125      (227,133)     2,273,371
                            ------------   -----------   -----------    -----------
    Total                                  $ 1,604,131   $  (415,802)   $47,509,304
                            ============   ===========   ===========    ===========

HELD TO MATURITY:
State and Municipal         $ 13,334,351   $   479,921   $    (7,694)   $13,806,578
                            ============   ===========   ===========    ===========

Sales of available for sale securities were as follows:

                                          2002               2001           2000
                                       ----------         ----------        ----
Proceeds                               $5,317,609         $  134,701        $ --
Gross gains                               227,679             97,003          --
Gross losses                               45,355                 --          --

      Contractual maturities of debt securities at year-end 2002 were as follows:

                                 Available for Sale      Held to Maturity
                                     Fair Value      Carrying Value   Fair Value
                                     ----------      --------------   ----------
Due in one year or less              $ 4,504,105     $ 1,304,277     $ 1,338,931
Due from one to five years            15,747,529       2,725,093       2,943,885
Due from five to ten years            21,356,438       4,316,106       4,467,165
Due after ten years                    8,734,231      10,096,209      10,235,584
                                     -----------     -----------     -----------
  Total                              $50,342,303     $18,441,685     $18,985,565
                                     ===========     ===========     ===========

      Securities pledged at year-end 2002 and 2001 had carrying values of $26,654,000 and $28,832,000, and were pledged to secure public deposits and repurchase agreements.

4. LOANS
Loans at year-end were as follows:

                                                   2002               2001
                                              -------------       -------------
Collateralized by real estate:
  Commercial                                  $  28,747,949       $  23,933,475
  Residential                                   118,834,883          53,522,228
  Home equity                                    12,555,738           9,426,924
  Construction                                    2,065,964           4,769,337
                                              -------------       -------------
                                                162,204,534          91,651,964
Other:
  Consumer                                        4,847,264           5,224,468
  Commercial                                     21,631,567          18,050,801
  Credit cards                                    1,276,587           1,227,172
  Other                                           2,570,767           2,249,271
                                              -------------       -------------
                                                192,530,719         118,403,676

  Unearned and deferred income                     (366,856)           (201,720)
  Allowance for loan losses                      (1,604,200)         (1,321,152)
                                              -------------       -------------
    Total                                     $ 190,559,663       $ 116,880,804
                                              =============       =============

      Activity in the allowance for loan losses for the year was as follows:

                                      2002              2001            2000
                                  -----------      -----------      -----------
Beginning balance                 $ 1,321,152      $ 1,343,124      $ 1,308,630
Provision for
  loan losses                       1,569,402           40,000           62,500
Loans charged-off                  (1,545,986)         (86,182)         (56,737)
Recoveries                             15,103           24,210           28,731
Allowance of
  acquired institution                244,529               --               --
                                  -----------      -----------      -----------
Ending balance                    $ 1,604,200      $ 1,321,152      $ 1,343,124
                                  ===========      ===========      ===========

      Loans charged off consisted primarily of one commercial relationship which was determined to be uncollectible and charged off in the fourth quarter of 2002.

      Impaired loans were as follows:

                                                        2002              2001
                                                     ----------       ----------
Year-end loans with no allocated
  allowance for loan losses                          $       --       $   58,749
Year-end loans with allocated
  allowance for loan losses                           1,436,332            5,000
Amount of the allowance
  for loan losses allocated                             215,450            5,000
Average of impaired loans
  during the year                                       571,240           33,132
Interest income recognized
  during impairment                                      26,104            1,283
Cash-basis interest
  income recognized                                      26,104            1,283

      Loans past due over 90 days and still accruing interest at year-end 2002 and 2001 were $334,774 and $147,935. Nonaccrual loans for the same periods were $1,612,778 and $258,778. Non-performing loans consist of commercial, residential real-estate and consumer loans.


www fnborrville.com                                                           17

5. PREMISES AND EQUIPMENT
  Year-end premises and equipment were as follows:

                                                        2002             2001
                                                   -----------       -----------
Land                                               $ 1,114,306       $   781,156
Buildings                                            5,355,995         3,733,650
Furniture, fixtures and equipment                    4,550,729         3,485,231
                                                   -----------       -----------
                                                    11,021,030         8,000,037

Less: Accumulated depreciation                       6,204,777         5,025,513
                                                   -----------       -----------
                                                   $ 4,816,253       $ 2,974,524
                                                   ===========       ===========

      Depreciation included in noninterest expense was $493,649, $338,036 and $409,174 in 2002, 2001 and 2000.

6. DEPOSITS
  Year-end deposits were as follows:

                                                     2002                2001
                                                 ------------       ------------
Demand, noninterest-bearing                      $ 35,852,184       $ 27,024,824
Demand, interest-bearing                           34,396,647         30,978,492
Savings                                            82,091,395         49,899,072
Time, $100,000 and over                            11,760,381          9,451,079
Time, other                                        75,196,620         42,165,828
                                                 ------------       ------------
                                                 $239,297,227       $159,519,295
                                                 ============       ============

      A summary of time deposits at year-end 2002 by maturity follows:

                       2003                  $52,977,100
                       2004                   20,848,117
                       2005                    6,214,707
                       2006                    6,297,848
                       2007 AND THEREAFTER       619,229
                                             -----------
                                             $86,957,001
                                             ===========

7. FEDERAL HOME LOAN BANK ADVANCES

  At year-end, advances from the Federal Home Loan Bank were as follows:

                                                          2002           2001
                                                      -----------    -----------
Maturities through 2002, fixed rate at 6.50%          $        --    $ 1,207,807
Maturity in 2010, fixed rate at 6.26%,
  convertible to variable rate if
  3-month LIBOR is at or above
  predetermined conversion rate level                   1,000,000      1,000,000
Maturities in 2010 and 2011, fixed rate at
  4.60% to 5.79%, convertible to variable
  rates at the option of the FHLB at
  various dates through 2004                           16,205,743             --
                                                      -----------    -----------
    Total                                             $17,205,743    $ 2,207,807
                                                      ===========    ===========

      Each advance is payable at its maturity date; advances may be paid prior to maturity with a prepayment penalty. As collateral for the advances, the Bank has approximately $105.9 million of first mortgage loans available under a blanket lien arrangement at year-end 2002. Required principal payments are:

                                   Rate
                              ------------
                       2010   5.00 to 6.26%   $11,133,128
                       2011   4.60 to 5.12%     6,072,615
                                              -----------
                                              $17,205,743
                                              ===========

8. REPURCHASE AGREEMENTS

      Repurchase agreements generally mature within thirty days from the transaction date. Information concerning repurchase agreements is summarized as follows:

                                                       2002             2001
                                                    ----------       ----------
Average balance during the year                     $3,919,776       $3,649,427
Average interest rate during the year                     0.16%            2.22%
Maximum month-end balance
  during the year                                    4,775,461        4,700,114

9. BENEFIT PLANS

      The Corporation has a 401(k) retirement plan that covers substantially all employees. The plan allows employees to contribute up to a predetermined amount, subject to certain limitations, with the Corporation matching 50% of contributions up to 6% of an employee's pay. Discretionary contributions may also be made to the plan. Total matching and discretionary contributions made by the Corporation during 2002, 2001 and 2000 amounted to $133,947, $111,636 and $112,011.

      The Corporation has an Employee Stock Purchase Incentive Plan for full-time and most part-time employees. Under the Plan, each employee is entitled to receive a cash payment equal to 20% of the purchase price of Corporation common stock acquired by the employee on the open market, up to a maximum of 100 shares per calendar year. Expense recognized in 2002, 2001 and 2000 amounted to $2,256, $3,011 and $4,802.

      The Corporation has a director retirement and death benefit plan for the benefit of all members of the Board of Directors. The plan is designed to provide an annual retirement benefit to be paid to each director upon retirement from the Board and attaining age 70. The retirement benefit provided to each director is an annual benefit equal to $1,000 for each year of service on the Board from and after August 24, 1994. In addition, each director has the option of deferring any portion of directors' fees to a maximum of $1,000 per month until retirement. Expense recognized in 2002, 2001 and 2000 for the director retirement and death benefit plan was $47,088, $36,804 and $48,232.

10. INCOME TAXES

      The components of deferred taxes were as follows:

                                                       2002             2001
                                                   -----------      -----------
Deferred tax assets:
Bad debts                                          $   360,332      $   289,062
  Deferred loan fees                                   122,036           64,695
  Core deposit intangibles                              39,473           39,839
  Deferred compensation                                178,971          150,602
  Capital loss carryforward                                 --            9,204
                                                   -----------      -----------
    Total                                              700,812          553,402
                                                   -----------      -----------
Deferred tax liabilities:
  Securities accretion                                  65,726           54,696
  Depreciation                                         211,908           65,316
  Federal Home Loan Bank
    stock dividends                                    369,444           67,575
  Investment in financial stock fund                    30,436           54,622
  Purchase accounting adjustments                      573,076               --
   Unrealized securities gains                         896,236          404,032
                                                   -----------      -----------
    Total                                            2,146,826          646,241
                                                   -----------      -----------
Net deferred tax asset (liabilities)               $(1,446,014)     $   (92,839)
                                                   ===========      ===========

            Federal income tax laws provided that Peoples Federal Savings and Loan Association could claim additional bad debt deductions through 1987, totaling $1.9 million. Accounting standards do not require a


18    NATIONAL BANCSHARES CORPORATION 2002 Annual Report
deferred tax liability to be recorded on this amount, which liability otherwise would total $646,000 at December 31, 2002. If First National were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed.

      The deferred tax items related to purchase accounting adjustments include net unrealized gains on securities available for sale from Peoples Financial.

   The components of income tax expense are as follows:

                                         2002            2001            2000
                                      ---------       ---------       ---------
Currently payable                     $ 474,567       $ 760,750       $ 730,138
Deferred                                173,893          16,570         (12,888)
                                      ---------       ---------       ---------
  Total                               $ 648,460       $ 777,320       $ 717,250
                                      =========       =========       =========

      The following is a reconciliation of income tax at the federal statutory rate to the effective rate of tax on the financial statements:

                                  Years Ended December 31,
                   -------------------------------------------------------------
                        2002                2001                   2000
                   Rate      Amount     Rate    Amount         Rate    Amount
                   ----      ------     ----    ------         ----    ------
Tax at federal
  statutory rate    34%    $ 987,100     34%   $1,123,538      34%   $1,112,657
Tax-exempt
  income           (11)     (300,078)   (10)     (339,366)    (12)     (384,858)
Other               (1)      (38,562)    --        (6,852)     --       (10,549)
                    --     ---------     --    ----------      --    ----------
Income tax
  expense           22%    $ 648,460     24%   $  777,320      22%   $  717,250
                    ==     =========     ==    ==========      ==    ==========

11. RELATED PARTY TRANSACTIONS
  Loans to principal officers, directors, and their affiliates in 2002 were as follows:

      Beginning balance                         $ 4,326,423
      New loans                                   1,422,611
      Repayments                                 (2,330,477)
                                                -----------
      Ending balance                            $ 3,418,557
                                                ===========

      Unused commitments to these related parties totaled $2,438,442 at year-end 2002. Related party deposits totaled $5,327,000 and $5,212,000 at year-end 2002 and 2001.

12. REGULATORY MATTERS

      The Bank is restricted by regulation in the amount of dividends it may pay to the holding company. As part of the acquisition of Peoples Financial in 2002, the Bank paid a special $12 million dividend to the holding company. As a result of this dividend, no additional Bank dividends to the parent company can be paid through at least the end of 2004 without prior regulatory approval.

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

      Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions, asset growth and expansion are limited and capital restoration plans are required. The Corporation and the Bank are considered well capitalized for regulatory purposes. Management is not aware of any matters after December 31, 2002 that would cause its capital category to change.

      Actual and required capital amounts and ratios are presented below at year-end.

                                                                                 TO BE WELL CAPITALIZED
                                                              FOR CAPITAL       UNDER PROMPT CORRECTIVE
                                              ACTUAL        ADEQUACY PURPOSES      ACTION PROVISIONS
                                          --------------    -----------------   -----------------------
(Dollars in thousands)                    Amount   Ratio     Amount     Ratio     Amount        Ratio
                                          ------   -----     ------     -----     ------        -----
2002
Total capital to risk-weighted assets
  Consolidated                           $26,527   13.58%   $15,628      8.00%   $19,535        10.00%
  Bank                                    24,362   12.59     15,482      8.00     19,353        10.00
Tier 1 capital to risk-weighted assets
  Consolidated                            24,923   12.76      7,814      4.00     11,721         6.00
  Bank                                    22,758   11.76      7,741      4.00     11,612         6.00
Tier 1 capital to average assets
  Consolidated                            24,923    8.61     11,574      4.00     14,468         5.00
  Bank                                    22,758    7.91     11,503      4.00     14,379         5.00

2001
Total capital to risk-weighted assets
  Consolidated                           $31,120   22.71%   $10,964      8.00%   $13,705        10.00%
  Bank                                    25,258   18.77     10,765      8.00     13,456        10.00
Tier 1 capital to risk-weighted assets
  Consolidated                            29,799   21.74      5,482      4.00      8,223         6.00
  Bank                                    23,937   17.79      5,382      4.00      8,073         6.00
Tier 1 capital to average assets
  Consolidated                            29,799   14.98      7,956      4.00      9,945         5.00
  Bank                                    23,937   12.17      7,867      4.00      9,834         5.00


www.fnborrville.com                                                           19

13. COMMITMENTS, CONTINGENCIES AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

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

      Financial instruments with off-balance-sheet risk were as follows at year-end:

                                                 2002           2001
                                              -----------   -----------
Unused lines of credit                        $35,860,000   $25,871,000

Letters of credit                                 998,000       980,000

      Of the above unused lines of credit for 2002, approximately $5,655,000 pertains to fixed-rate commitments, and approximately $30,205,000 pertains to variable-rate commitments. In addition, rates on unused lines of credit range from 3.25% to 16.9%.

      The Corporation was required to have approximately $2,705,000 and $2,257,000 of cash on hand or on deposit with the Federal Reserve Bank at year-end 2002 and 2001. These balances do not earn interest.

14. FAIR VALUES OF FINANCIAL INSTRUMENTS

      Carrying amount and estimated fair values of financial instruments were as follows at year-end:

                                       2002                            2001
                         -----------------------------     -----------------------------
                            Carrying           Fair          Carrying          Fair
                             Amount           Value           Amount           Value
                         ------------     ------------     ------------    -------------
FINANCIAL ASSETS
Cash and cash
  equivalents            $  16,325,654    $  16,326,000    $  10,260,082   $  10,260,000
Interest-bearing
  deposits                     997,185        1,000,000        1,994,011       2,000,000
Securities
  available
  for sale                  52,364,712       52,365,000       47,509,304      47,509,000
Securities held
  to maturity               18,441,685       18,986,000       13,334,351      13,807,000
Federal bank
  stock                      2,689,450        2,689,000        1,027,300       1,027,000
Loans, net                 190,559,663      195,398,000      116,880,804     118,702,000
Accrued interest
  receivable                 1,495,506        1,496,000        1,219,110       1,219,000

FINANCIAL LIABILITIES
Deposits                 $(239,297,227)   $(239,938,000)   $(159,519,295)  $(159,107,000)
Short-term
  borrowings                (4,006,221)      (4,006,000)      (3,533,890)     (3,534,000)
Federal Home
  Loan Bank
  advances                 (17,205,743)     (17,546,000)      (2,207,807)     (2,170,000)
Accrued interest
  payable                     (532,007)        (532,000)        (465,049)       (465,000)

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

15. OTHER COMPREHENSIVE INCOME

      Other comprehensive income components and related taxes were as follows:

                                        2002             2001          2000
                                    -----------      -----------      ---------
Unrealized holding
  gains and losses on
  available-for-sale
  securities                        $ 1,629,982      $ 1,343,599      $ 905,639
Cumulative effect
  of adopting
  new accounting
  standard                                   --          134,368             --
Less reclassification
  adjustment for gains
  and losses later
  recognized in income                 (182,324)         (97,003)            --
                                    -----------      -----------      ---------
Net unrealized gains
  and losses                          1,447,658        1,380,964        905,639
Tax effect                             (492,204)        (469,528)      (307,917)
                                    -----------      -----------      ---------
Other comprehensive
  income                            $   955,454      $   911,436      $ 597,722
                                    ===========      ===========      =========


20    NATIONAL BANCSHARES CORPORATION 2002 Annual Report

16. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

  Condensed financial statements for National Bancshares Corporation (parent only) are as follows:

BALANCE SHEETS

                                                             December 31,
                                                   -----------------------------
                                                        2002             2001
                                                   -----------       -----------
ASSETS
  Cash                                             $   600,316       $ 3,709,064
  Investment in Bank subsidiary                     31,025,731        25,058,964
  Securities available for sale                      1,817,490         2,273,371
  Other assets                                          59,341           169,414
                                                   -----------       -----------
    Total assets                                   $33,502,878       $31,210,813

LIABILITIES AND SHAREHOLDERS'
EQUITY
  Dividends payable                                $   312,828       $   288,625
  Shareholders' equity                              33,190,050        30,922,188
                                                   -----------       -----------
    Total liabilities and
      shareholders' equity                         $33,502,878       $31,210,813
                                                   ===========       ===========

STATEMENTS OF INCOME

                                              Years Ended December 31,
                                  ---------------------------------------------
                                       2002             2001           2000
                                  ------------     ------------     -----------
INCOME
  Dividends from
    Bank subsidiary               $ 12,200,000     $  2,851,398     $ 2,265,174
  Other dividends                       25,970           28,715          30,000
  Securities gains, net                148,002           97,003              --
                                  ------------     ------------     -----------
    Total income                    12,373,972        2,977,116       2,295,174

EXPENSES
  Miscellaneous expense                (52,296)         (33,100)        (24,783)
  Undistributed equity in
    (distributions in
    excess of) net income
    of Bank subsidiary             (10,066,902)        (416,813)        284,880
                                  ------------     ------------     -----------
  Net income                      $  2,254,774     $  2,527,203     $ 2,555,271
                                  ============     ============     ===========

STATEMENTS OF CASH FLOWS

                                               Years Ended December 31,
                                       ------------------------------------------
                                          2002             2001           2000
                                       ------------    -----------    -----------
CASH FLOWS FROM
  OPERATING ACTIVITIES
Net income                             $  2,254,774    $ 2,527,203    $ 2,555,271
Adjustments to
  reconcile net income
  to net cash from
  operating activities:

Distributions in
  excess of (equity in
  undistributed) net
  income of Bank
  subsidiary                             10,066,902        416,813       (284,880)

Net security gains                         (148,002)       (97,003)            --

Change in other
  assets and liabilities                    141,192       (141,192)            --
                                       ------------    -----------    -----------
    Net cash from
    operating activities                 12,314,866      2,705,821      2,270,391

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of securities                 $         --    $  (112,500)   $        --
Sales of securities                         227,562        134,171             --
Cash paid for acquisition
  (net of cash received)                (14,733,013)            --             --
                                       ------------    -----------    -----------
    Net cash from
     investing activities               (14,505,451)        21,671             --

CASH FLOWS FROM FINANCING ACTIVITIES

Dividends paid                           (1,179,743)    (1,183,402)    (1,208,979)
Dividends reinvested                        261,580         47,352        224,452
Purchase of treasury shares                      --       (344,445)      (174,614)
                                       ------------    -----------    -----------
  Net cash from
  financing activities                     (918,163)    (1,480,495)    (1,159,141)
                                       ------------    -----------    -----------
Net increase (decrease)
  in cash                                (3,108,748)     1,246,997      1,111,250
Cash, beginning of year                   3,709,064      2,462,067      1,350,817
                                       ------------    -----------    -----------
CASH, END OF YEAR                      $    600,316    $ 3,709,064    $ 2,462,067
                                       ============    ===========    ===========

17. QUARTERLY FINANCIAL DATA
(UNAUDITED)

                                                     Net        Basic and Diluted
                       Interest    Net Interest     Income          Earnings
                        Income         Income       (Loss)       (Loss) per Share
                        ------         ------       ------       ----------------
2002
First quarter         $3,007,388    $2,153,796    $ 729,777       $    .33
Second quarter         4,397,461     2,866,233      680,516            .31
Third quarter          4,291,593     2,911,597      874,757            .39
Fourth quarter         4,244,711     2,986,074      (30,276)          (.02)

2001
First quarter         $3,624,712    $2,195,316    $ 626,179       $    .28
Second quarter         3,420,568     2,066,414      595,145            .27
Third quarter          3,356,060     2,160,135      627,589            .28
Fourth quarter         3,155,407     2,180,525      678,290            .30

      During the fourth quarter 2002, management charged off one large commercial credit and identified other losses in the portfolio which required an additional provision. This was the primary reason for the decline in 2002 fourth quarter net income and earnings per share.


www.fnborrville.com                                                           21

[CROWE CHIZEK LOGO]
CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND SHAREHOLDERS

NATIONAL BANCSHARES CORPORATION

ORRVILLE, OHIO

      We have audited the accompanying consolidated balance sheets of National Bancshares Corporation as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bancshares Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

      As disclosed in Note 1, during 2002 the Corporation adopted new accounting guidance for goodwill and intangible assets. The Corporation changed its method of accounting for derivative instruments and hedging activities on January 1, 2001 to comply with new accounting guidance.

/s/ Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Columbus, Ohio
January 17, 2003


22    NATIONAL BANCSHARES CORPORATION 2002 Annual Report

ANALYSIS OF NET INTEREST EARNINGS

      Rate spread and effective rate differential (on a tax equivalent basis). The following table presents an analysis of net interest earning assets and interest bearing liabilities.

                                                      2002                            2001                           2000
                                        ---------------------------     ----------------------------    --------------------------
                                         Daily                           Daily                           Daily
                                        Average               Average   Average                Average  Average              Average
(Dollars in Thousands)                  Balance     Interest   Rate     Balance     Interest    Rate    Balance    Interest   Rate
                                        -------     --------   ----     -------     --------    ----    -------    --------   ----
ASSETS
Interest earning assets:
  Investment securities:
    Taxable                             $ 46,075    $ 2,893    6.52%    $ 47,532    $ 3,039    6.53%    $ 49,488   $ 3,297    6.53%
    Nontaxable (tax
      equivalent basis)*                  15,826      1,288    8.19%      18,253      1,523    8.37%      20,658     1,769    8.55%
Federal funds sold                         8,614        136    1.58%       8,469        354    4.18%       5,506       348    6.32%
Interest-bearing deposits                  1,434         88    6.14%       1,991        122    6.13%       1,987       122    6.14%
Net loans (including
  nonaccrual loans)                      172,159     11,974    6.96%     110,418      9,037    8.18%     104,856     9,280    8.85%
                                        --------    -------    ----     --------    -------    ----     --------   -------    ----
Total interest
  earning assets                         244,108     16,379    6.71%     186,663     14,075    7.54%     182,495    14,816    8.12%
                                        --------    -------    ----     --------    -------    ----     --------   -------    ----
All other assets                          20,245         --      --       13,037         --      --       13,413        --      --
                                        --------    -------    ----     --------    -------    ----     --------   -------    ----
Total Assets                            $264,353         --      --     $199,700         --      --     $195,908        --      --
                                        ========    =======    ====     ========    =======    ====     ========   =======    ====

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing liabilities:
  Deposits:

    Interest bearing
      checking                          $ 32,431    $   366    1.13%    $ 29,163    $   427    1.46%    $ 29,914   $   530    1.77%

    Savings                               68,618      1,443    2.10%      44,117      1,119    2.54%      41,306     1,072    2.60%

    Time, $100,000
      and over                            12,895        464    3.60%      12,581        654    5.20%      13,726       835    6.08%

    Time, other                           68,125      2,207    3.24%      48,092      2,477    5.15%      46,700     2,461    5.27%

  Other borrowings                        17,432        543    3.11%       6,917        277    4.00%       8,637       512    5.93%
                                        --------    -------    ----     --------    -------    ----     --------   -------    ----
Total interest
  bearing liabilities                    199,501      5,023    2.52%     140,870      4,954    3.52%     140,283     5,410    3.86%
                                        --------    -------    ----     --------    -------    ----     --------   -------    ----
Demand deposits                           29,675         --      --       26,344         --      --       26,470        --      --
Other liabilities                          3,004         --      --        1,543         --      --        1,020        --      --
Shareholders' equity                      32,173         --      --       30,943         --      --       28,135        --      --
                                        --------    -------    ----     --------    -------    ----     --------   -------    ----
Total Liabilities and
  Shareholders' Equity                  $264,353         --      --     $199,700         --      --     $195,908        --      --
                                        ========    =======    ====     ========    =======    ====     ========   =======    ====
Net interest income
  (tax equivalent basis)*                     --    $11,356      --           --    $ 9,121      --           --   $ 9,406      --
                                        --------    -------    ----     --------    -------    ----     --------   -------    ----
Net interest spread                           --         --    4.19%          --         --    4.02%          --        --    4.26%
                                        --------    -------    ----     --------    -------    ----     --------   -------    ----
Net yield on total
  earning assets*                             --         --    4.65%          --         --    4.89%          --        --    5.15%
                                        --------    -------    ----     --------    -------    ----     --------   -------    ----

* Tax equivalence based on highest statutory tax rate of 34%.


www.fnborrville.com                                                           23

HISTORICAL FINANCIAL SUMMARY
FINANCIAL POSITION

(Year End Balances)                            2002               2001               2000               1999               1998
                                           ------------       ------------       ------------       ------------       ------------
Total Assets                               $296,502,555       $197,763,446       $200,792,706       $197,402,543       $190,203,604
Cash and Due from Banks                      10,010,654          6,935,082          7,077,797          8,538,351          7,675,122
Investment Securities                        70,806,397         60,843,655         68,021,052         70,214,050         69,808,933
Loans - Net                                 190,559,663        116,880,804        107,551,674         99,531,223         92,037,075
Deposits                                    239,297,227        159,519,295        162,013,585        160,435,348        157,714,551
Borrowings                                   21,211,964          5,741,697          8,010,869          8,663,682          4,043,859
Shareholders' Equity                         33,190,050         30,922,188         28,939,329         26,856,195         27,192,882
Book Value Per Share                       $      14.85       $      13.93       $      12.93       $      12.01       $      11.93
                                           ------------       ------------       ------------       ------------       ------------

SUMMARY OF OPERATIONS

Total Interest Income                      $ 15,941,153       $ 13,556,747       $ 14,214,579       $ 13,382,607       $ 13,235,138
Total Interest Expense                        5,023,453          4,954,357          5,410,266          4,748,609          4,999,452
                                           ------------       ------------       ------------       ------------       ------------
Net Interest Income                          10,917,700          8,602,390          8,804,313          8,633,998          8,235,686
Provision for Loan Losses                     1,569,402             40,000             62,500            120,000            120,000
                                           ------------       ------------       ------------       ------------       ------------
Net Interest Income After
  Provision for Loan Losses                   9,348,298          8,562,390          8,741,813          8,513,998          8,115,686
Total Noninterest Income                      1,458,031          1,145,238            849,467            836,598            874,699
Total Noninterest Expense                     7,903,095          6,403,105          6,318,759          6,199,427          6,051,569
                                           ------------       ------------       ------------       ------------       ------------
Income Before Income Taxes                    2,903,234          3,304,523          3,272,521          3,151,169          2,938,816
Income Taxes Expense                            648,460            777,320            717,250            634,183            594,171
                                           ------------       ------------       ------------       ------------       ------------
Net Income                                 $  2,254,774       $  2,527,203       $  2,555,271       $  2,516,986       $  2,344,645
                                           ============       ============       ============       ============       ============

Net Income Per Share                       $       1.01       $       1.13       $       1.14       $       1.12       $       1.03
Cash Dividends                             $  1,203,946       $  1,158,687       $  1,119,697       $  1,078,202       $  1,001,743
Cash Dividends Per Share                   $       0.54       $       0.52       $       0.50       $       0.48       $       0.44
Dividend Payout Percentage                        53.40%             45.85%             43.82%             42.84%             42.72%
Weighted Average Number
  of Shares Outstanding                       2,228,510          2,230,013          2,240,534          2,253,650          2,281,166
Return on Average Assets                            .85%              1.27%              1.30%              1.30%              1.27%
Return on Average Equity                           7.01%              8.17%              9.08%              9.22%              8.71%
Average Equity to
  Average Assets                                  12.17%             15.49%             14.36%             14.10%             14.57%
Risk-Based Capital
  Percentage                                      13.58%             22.71%             22.22%             21.81%             23.80%
Full Time Equivalent Staff                          122                103                103                101                 96

Average Total Assets to
  Full Time Equivalent Staff               $  2,166,827       $  1,938,835       $  1,902,022       $  1,917,411       $  1,924,474
                                           ============       ============       ============       ============       ============


24       NATIONAL BANCSHARES CORPORATION 2002 Annual Report

DIRECTORS

CHARLES J. DOLEZAL
Chairman, President,
Chief Executive Officer
National Bancshares Corporation
First National Bank

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

STEVE SCHMID
President
Smith Dairy Products, Inc.

JOHN E. SPRUNGER
President
Kidron Auction, Inc.

HOWARD J. WENGER
President
Wenger Excavating, Inc.
Lake Region Oil, Inc.
Northstar Asphalt, Inc.

JAMES F. WOOLLEY
Chief Executive Officer
R.W. Screw Products, Inc.

ALBERT W. YEAGLEY
Director, Corporate Quality
Assurance
The J.M. Smucker Company

ROBERT F. GUMZ
Director Emeritus

OFFICERS

NATIONAL BANCSHARES CORPORATION

CHARLES J. DOLEZAL                     LAWRENCE CARDINAL, JR.
President                              Vice President, Treasurer

KENNETH R. VANSICKLE
Senior Vice President, Secretary

FIRST NATIONAL BANK

CHARLES J. DOLEZAL
President

CONTROL

LAWRENCE CARDINAL, JR.
Vice President & Controller

ANGELA SMITH
Assistant Controller

LENDING

KENNETH R. VANSICKLE
Senior Vice President,
Chief Loan Officer

STEVE RIDDICK
Vice President
Commercial Lending

DEAN KARHAN
Assistant Vice President
Commercial Loan Officer

SCOTT HOLMES
Assistant Vice President
Mortgage Loan
Department Manager

CAROL YODER
Assistant Vice President
Consumer Loan
Department Manager

OPERATIONS

ROBERT WOODRUFF
Vice President & Cashier

JACKIE SAMSA
Assistant Vice President
Manager of Human Resources

JANE MILLER
Administrative Officer
Human Resources

JAN ZACHARIAS
Operations Officer

SALES AND BUSINESS DEVELOPMENT

HAROLD D. BERKEY
Vice President of
Customer Services

JOHN D. SHULTZ, JR.
Vice President
Commercial Banking
Downtown Massillon Office

VICKI T. SLATER
Director of Marketing

SECURITY/COMPLIANCE

RON ARMENTROUT
Assistant Vice President,
Security Officer,
Compliance Officer

AUDIT

JIM HUNTSBERGER
Auditor

OFFICE ADMINISTRATION

PAUL BAYUS
Assistant Vice President,
Manager Lodi Office

LINDA BUTLER
Assistant Vice President,
Manager Cleveland Road Office

CAROLYN FORRER
Administrative Officer,
Manager Main Office Lobby

KAREN HAUETER
Assistant Vice President,
Manager Smithville and
Midway Offices

MICHELLE KIEFFABER
Loan Officer
Dalton Office

JAMES KUSCHMEADER
Assistant Vice President,
Manager Seville Office

SUSAN KUTZ
Administrative Officer,
Manager West High Office

BETTY LYON
Assistant Vice President,
Manager Dalton Office

MATT MILLER
Assistant Vice President,
Manager Mt. Eaton Office

LINDA RICKER
Assistant Vice President,
Loan Officer
Downtown Massillon Office

JERRY SCHMIDT
Loan Officer
Downtown Massillon Office

VALERIE STEIN
Assistant Vice President,
Manager Kidron Office

CINDY WAGNER
Assistant Vice President,
Manager
Downtown Massillon Office


CORPORATE OFFICE
NATIONAL BANCSHARES CORPORATION
112 WEST MARKET STREET, P.O. BOX 57
ORRVILLE, OH 44667

STOCK TRADING INFORMATION

The shares of common stock of National Bancshares Corporation are traded on the local over-the-counter market primarily with brokers in the Corporation's service area. The ticker symbol for National Bancshares Corporation is NBOH. The Corporation had 971 shareholders of record as of December 31, 2002.

FORM 10-K

A copy of the Corporation's 2002 Annual Report on Form 10-K as filed with the SEC will be furnished free of charge to shareholders upon written request to the company.

SHAREHOLDER ASSISTANCE

National Bancshares Corporation
Shareholder Services Department
(330)682-1030
egerber@fnborrville.com

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948
www.rtco.com
invrelations@rtco.com

[NATIONAL BANCSHARES CORPORATION LOGO]
NATIONAL BANCSHARES CORPORATION
112 WEST MARKET STREET
ORRVILLE, OHIO 44667
330.682.1010

WWW.FNBORRVILLE.COM

Member FDIC
Equal Housing Lender

(C) 2003 NATIONAL BANCSHARES CORPORATION