Form 10-K, Exhibit 13
period 2003-12-31
NATIONAL BANCSHARES CORP /OH/
filed 2004-03-26
CIK 790362

EXHIBIT 13

With the growth we experienced during the past few years, we’ve been actively restructuring a number of areas of the bank to support current growth, and better position the organization for future growth.

EX-3.1 Amended Articles of Incorporation
EX-3.2 Code of Regulations
EX-13 Annual Report
EX-14 Code of Business Conduct and Ethics
EX-21 Subsidiaries of National Bancshares Corp.
EX-23 Consent of Independent Auditors
EX-31.1 CEO 302 Cert
EX-31.2 CFO 302 Cert
EX-32 906 Certifications

FINANCIAL HIGHLIGHTS

These financial highlights are merely excerpts of and are not a substitute for National Bancshares Corporation’s consolidated financial statements, including notes, and other detailed financial information we provide elsewhere in this document. You should read the entire document, including the Financial Review and the consolidated financial statements and notes to the consolidated financial statements.

Financial Position

(Year End Balances)	2003	2002	Percentage Change
Total Assets	$301,249,375	$296,750,165	1.52%
Deposits	242,847,291	239,297,227	1.48%
Loans-Net	187,056,241	190,559,663	-1.84%
Investment Securities	83,793,119	70,806,397	18.34%
Shareholders’ Equity	34,804,735	33,190,050	4.86%
Summary of Operations
Net Interest Income	$11,303,793	$11,013,379	2.64%
Net Income	2,643,551	2,254,774	17.24%
Regular Cash Dividends	1,296,004	1,203,946	7.65%
Net Income Per Share	1.18	1.01	16.83%
Cash Dividends Per Share	0.58	0.54	7.41%
Book Value Per Share	15.58	14.85	4.92%

National Bancshares Corporation is a one-bank holding company with assets of $301 million. First National Bank, its subsidiary, is headquartered in Orrville, Ohio. Serving Wayne County, southern Medina County, western Stark County and parts of Holmes County through fourteen banking offices, First National Bank offers a variety of personal and commercial deposit and lending services.

DEAR SHAREHOLDERS

     The year 2003 brought continued growth for National Bancshares with total assets reaching over $300 million. Total deposits increased over $3.5 million while net loans decreased $3.5 million, compared to the end of the previous year. With the low interest rate environment that existed throughout the past year, many customers elected to refinance their home mortgage loans. During this time, many fixed rate mortgage loans were paid off, refinanced, or sold into the secondary market. Having acquired primarily fixed rate residential mortgage loans from the acquisition of Peoples Financial Corporation in 2002, this mortgage activity assisted us in repositioning our balance sheet by shifting certain loan exposure from fixed rate mortgages to variable rate commercial loans. This should have a positive impact on our earnings in an increasing interest rate environment. Net income increased by over $388 thousand or 17.2% above the year 2002.

     THIS GROWTH EXEMPLIFIES THE LONG-TERM TREND OF INCREASING CASH DIVIDENDS, WHICH HAS CONTINUED FOR OVER 35 CONSECUTIVE YEARS.

     Total cash dividends declared during 2003 amounted to 58¢ per share. This is a 7.4% increase over the total cash dividends declared in 2002. This growth exemplifies the long-term trend of increasing cash dividends, which has continued for over 35 consecutive years. The market value of our common stock has also continued to increase during the past year, finishing the year approximately 10.2% above the end of the previous year. The Over The Counter (OTC) market, upon which our stock is listed, did not dissolve this past year as NASDAQ had planned. NASDAQ operates the Over The Counter market and has decided to embrace this market for trading small company stocks. We continue to trade on this market since we have found good, ongoing liquidity for our stock there.

     With the growth we experienced during the past few years, we have been actively restructuring a number of areas of the bank to support current growth, and better position the organization for future growth. Additional lending and support staff have been hired. We have also embarked upon extensive staff training on sales and problem solving. New systems are being put into place to more effectively manage a larger and growing organization.

     To gain operational efficiencies while supporting an expanding organization, we have embraced the use of a number of technological advancements available in the industry. Recently, we have upgraded computers and added servers within the organization. Deposit documentation software has been upgraded to keep in step with the ever-changing regulatory environment. In the fourth quarter of this past year we completed installation and testing of check imaging. This service is being introduced to our customers in January of 2004. The time efficiency for information retrieval on checks will be greatly enhanced with this service. Check imaging also positions us to more efficiently meet the upcoming changes the Federal Reserve will begin implementing in 2004 regarding check truncation. In order to move check clearing information across the country faster and more efficiently, the Federal Reserve will be implementing a new system of capturing check information electronically at the first Federal Reserve Bank a check is processed through. The information will then be forwarded through a clearing system electronically while the physical check is retained, and eventually destroyed by the Federal Reserve Bank that first processed the paper check. Banks will then receive and process incoming checks electronically rather than by paper. This new system should help to speed the processing of checks across the country.

     IN LOOKING AHEAD TO 2004, WE FACE THESE CHALLENGES, AND THE OPPORTUNITIES THEY MAY CREATE FOR US, WITH OPTIMISM.

     As we enter 2004, the economy is showing definite signs of improvement. Interest rates appear to have bottomed and stabilized. The Federal Open Market Committee has given indications they will not move short-term rates early in 2004. Only time will tell if and when a rate movement will take place. We remain optimistic that the economy will continue to improve throughout next year. The challenges presented by a struggling economy, along with an ever-increasing regulatory and competitive environment, created a rather interesting year. In looking ahead to 2004, we face these challenges, and the opportunities they may create for us, with optimism. We thank you for your support and hope we may have the opportunity to serve your financial needs.

Charles J. Dolezal

President and Chairman

NATIONAL BANCSHARES CORPORATION

112 West Market Street
Orrville, Ohio 44667

2003 ANNUAL REPORT

December 31, 2003

SELECTED FINANCIAL DATA

     The summary financial information to follow is not a substitute for National Bancshares Corporation’s consolidated financial statements, notes to the consolidated financial statements, and other detailed financial information we provide elsewhere in this document. You should read the entire document, including the consolidated financial statements, the notes to the consolidated financial statements, and the Financial Review. We derived the following data from National Bancshares’ consolidated financial statements for the fiscal years ended December 31, 1999 through 2003.

	As of or For the Years Ended December 31,
	2003	2002	2001	2000	1999
Income Statement Data:
Interest Income	$15,043,809	$15,941,153	$13,556,747	$14,214,579	$13,382,607
Interest Expense	3,740,016	4,927,774	4,954,357	5,410,266	4,748,609

Net Interest Income	11,303,793	11,013,379	8,602,390	8,804,313	8,633,998
Provision for Loan Losses	245,000	1,569,402	40,000	62,500	120,000

Net Interest Income After Provision for Loan Losses	11,058,793	9,443,977	8,562,390	8,741,813	8,513,998
Noninterest Income	1,532,020	1,458,031	1,145,238	849,467	836,598
Noninterest Expense	9,140,516	7,998,774	6,403,105	6,318,759	6,199,427

Income Before Income Taxes	3,450,297	2,903,234	3,304,523	3,272,521	3,151,169
Income Tax Expense	806,746	648,460	777,320	717,250	634,183

Net Income	$2,643,551	$2,254,774	$2,527,203	$2,555,271	$2,516,986

Balance Sheet Data:
Cash and Due from Banks	$11,506,999	$10,010,654	$6,935,082	$7,077,797	$8,538,351
Investment Securities	83,793,119	70,806,397	60,843,655	68,021,052	70,214,050
Loans-Net	187,056,241	190,559,663	116,880,804	107,551,674	99,531,223
Deposits	242,847,291	239,297,227	159,519,295	162,013,585	160,435,348
Borrowings	20,140,702	21,211,964	5,741,697	8,010,869	8,663,682
Shareholders’ Equity	34,804,735	33,190,050	30,922,188	28,939,329	26,856,195
Total Assets	301,249,375	296,750,165	197,763,446	200,792,706	197,402,543
Per Common Share Data:
Net Income	$1.18	$1.01	$1.13	$1.14	$1.12
Cash Dividends	0.58	0.54	0.52	0.50	0.48
Book Value	15.58	14.85	13.93	12.93	12.01
Weighted Average Number of Shares Outstanding	2,234,488	2,228,510	2,230,013	2,240,534	2,253,650

	As of or For the Years Ended December 31,
	2003	2002	2001	2000	1999
Selected Data:
Return on Average Equity	7.58%	7.01%	8.17%	9.08%	9.22%
Return on Average Assets	0.90%	0.85%	1.27%	1.30%	1.30%
Dividend Payout Percentage	49.03%	53.40%	45.85%	43.82%	42.84%
Efficiency Ratio(1)	71.21%	64.14%	65.69%	65.45%	65.46%
Full Time Equivalent Staff	133	122	103	103	101
Average Total Assets to Full Time Equivalent Staff	$2,209,383	$2,166,827	$1,938,835	$1,902,022	$1,917,411
Asset Quality Ratios:
Allowance for Loan Losses to Ending Total Loans	0.85%	0.83%	1.12%	1.23%	1.29%
Net Loan Charge-offs to Average Loans	0.13%	0.89%	0.06%	0.03%	0.11%
Capital Ratios:
Average Equity to Average Assets	11.86%	12.17%	15.49%	14.36%	14.10%
Leverage Ratio(2)	9.04%	8.61%	14.98%	14.53%	13.83%
Total Risk-Based Capital Ratio(2)	13.59%	13.58%	22.71%	22.22%	21.81%

(1)	The efficiency ratio is calculated by dividing noninterest expenses by the sum of net interest income and non-interest income.

(2)	Computed in accordance with Comptroller of the Currency and FDIC guidelines.

     The following table shows quarterly results of operations for 2003 and 2002.

				Income (Loss)
			Provision	Before	Net	Basic and Diluted
	Interest	Net Interest	For Loan	Income	Income	Earnings
(Unaudited)	Income	Income	Losses	Taxes	(Loss)	(Loss) Per Share
2003
First quarter	$3,974,571	$2,992,145	$35,000	$1,073,950	$806,646	$0.36
Second quarter	3,926,619	2,926,329	50,000	1,076,993	799,626	0.36
Third quarter	3,744,193	2,839,220	70,000	826,683	636,946	0.28
Fourth quarter	3,398,426	2,546,099	90,000	472,671	400,333	0.18
2002
First quarter	$3,007,388	$2,153,796	$20,000	$933,340	$729,777	$0.33
Second quarter	4,397,461	2,898,126	95,000	976,131	680,516	0.31
Third quarter	4,291,593	2,943,490	25,000	1,175,006	874,757	0.39
Fourth quarter	4,244,711	3,017,967	1,429,402	(181,243)	(30,276)	-0.02

     During the fourth quarter of 2002, management charged off one large commercial credit and identified other losses in the portfolio, which required an additional provision. This was the primary reason for the decline in 2002 fourth quarter income before income taxes, net income and earnings per share.

     During the fourth quarter of 2003, the Corporation accelerated the purchase accounting adjustment on loans related to the acquisition in 2002 by approximately $450,000. This impacted the Corporation’s net interest income, income before income taxes, net income and earnings per share for the fourth quarter of 2003.

FINANCIAL REVIEW

     This financial review is intended to assist the reader in evaluating the performance of National Bancshares Corporation for the years ended December 31, 2003, 2002 and 2001. This information should be read in conjunction with the consolidated financial statements and accompanying notes to the financial statements.

Forward Looking Statement

     The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. Forward-looking statements can be identified by terminology such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “should,” “will,” “plans,” “potential” and similar words. Forward-looking statements are also statements that are not statements of historical fact. Forward-looking statements necessarily involve risks and uncertainties. They are merely predictive or statements of probabilities, involving known and unknown risks, uncertainties and other factors. If one or more of these risks or uncertainties occurs or if the underlying assumptions prove incorrect, actual results in 2004 and beyond could differ materially from those expressed in or implied by the forward-looking statements.

     Forward-looking statements are based upon a variety of estimates and assumptions. The estimates and assumptions involve judgments about a number of things, including future economic, competitive, and financial market conditions and future business decisions. These matters are inherently subject to significant business, economic, and competitive uncertainties, all of which are difficult to predict and many of which are beyond National Bancshares Corporation’s control. Although we believe the estimates and assumptions are reasonable, actual results could vary materially from those shown. Inclusion of forward-looking information does not constitute a representation by National Bancshares or any other person that the indicated results will be achieved. You are cautioned not to place undue reliance on forward-looking information.

Financial Condition

     Loans. National Bancshares’ total assets increased by 1.5%, while net loans decreased by 1.8% from 2002 to 2003, principally due to the $17.5 million or 14.8% decrease in residential real estate loans. With low interest rates during 2003, many customers elected to refinance their homes. The Bank experienced a net decline in residential real estate mortgages due to payoffs, pay downs and loan sales of approximately $5.4 million. At the end of 2002 residential mortgage loans secured by 1-4 family real estate constituted 62% of First National Bank’s total loans, compared to 54% by the end of 2003.

     With the acquisition of Peoples Financial Corporation in 2002, and its subsidiary, Peoples Federal Savings and Loan Association of Massillon (Peoples Federal), located in Stark County, the Bank entered a new market. Peoples Federal’s primary lending activity consisted of the origination of conventional mortgage loans secured by one-to-four family homes. To diversify the loan portfolio and take advantage of the opportunities in the market place, the Bank hired seasoned commercial loan officers to focus on our current and new market areas. By year-end 2003, commercial real estate loans increased $10.6 million or 36.9% over year-end 2002.

     First National Bank’s loan policy provides that loans in any one of five broad categories of lending products may constitute up to 60% of the total loan portfolio: commercial loans, real estate loans, agricultural loans, commercial real estate loans, and consumer loans. As noted above, the major changes in the loan portfolio were an increase in commercial real estate loans, offset by a decline in residential real estate loans. Home equity and construction loans also increased; offset by declines in consumer, commercial, credit cards and other loans. Home equity loans increased $1.5 million or 11.6% as we made changes to this product to make it more competitive in the marketplace. Construction loans, which are short term by nature, increased by $3.1 million or 148.4%. At the end of the construction period a construction loan migrates from the construction loan category to another, such as commercial real estate, if First National Bank provides permanent financing. The sharp decline in real estate construction loans by the end of the year 2002 is attributable principally to a large commercial construction loan that was written off in 2002. Other loans, which consist mostly of tax-free industrial development bond loans, decreased $0.7 million or 29.2% to $1.8 million due to paydowns. The composition of the bank’s loan portfolio in dollar amounts and in percentages at the end of each of the last five fiscal years was as follows.

	Loan Portfolio Composition at December 31,
	2003		2002		2001
	$	%	$	%	$	%
Type of Loan:
Collateralized by real estate:
Commercial	$39,349,045	21%	$28,747,949	15%	$23,933,475	20%
Residential	101,291,447	54%	118,834,883	62%	53,522,228	45%
Home equity	14,008,018	7%	12,555,738	6%	9,426,924	8%
Construction	5,131,685	3%	2,065,964	1%	4,769,337	4%

	159,780,195	85%	162,204,534	84%	91,651,964	77%
Other:
Consumer	4,828,644	3%	4,847,264	3%	5,224,468	5%
Commercial	21,374,911	11%	21,631,567	11%	18,050,801	15%
Credit cards - unsecured	1,263,565	0%	1,276,587	1%	1,227,172	1%
Other	1,821,016	1%	2,570,767	1%	2,249,271	2%

Total Loans	189,068,331	100%	192,530,719	100%	118,403,676	100%
Less:
Unearned and deferred income	(408,522)		(366,856)		(201,720)
Allowance for loan losses	(1,603,568)		(1,604,200)		(1,321,152)

Net Loans	$187,056,241		$190,559,663		$116,880,804

Net loans as a percent of total assets	62.09%		64.22%		59.10%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Loan Portfolio Composition at December 31,
	2000		1999
	$	%	$	%
Type of Loan:
Collateralized by real estate:
Commercial	$27,005,236	25%	$25,030,907	25%
Residential	42,063,386	38%	39,206,446	39%
Home equity	8,612,004	8%	6,334,052	6%
Construction	1,011,188	1%	1,225,265	1%

	78,691,814	72%	71,796,670	71%
Other:
Consumer	7,151,394	7%	7,847,553	8%
Commercial	19,850,559	18%	17,851,661	18%
Credit cards - unsecured	1,188,297	1%	1,207,352	1%
Other	2,273,180	2%	2,452,641	2%

Total Loans	109,155,244	100%	101,155,877	100%
Less:
Unearned and deferred income	(260,446)		(316,024)
Allowance for loan losses	(1,343,124)		(1,308,630)

Net Loans	$107,551,674		$99,531,223

Net loans as a percent of total assets	53.56%		50.42%

     At the end of 2003 total agricultural loans were not significant, amounting to approximately $4.6 million. About $4.4 million of that amount consists of loans collateralized by farmland, which is included in the $39.3 million commercial loans secured by real estate. The remainder, slightly less than $200 thousand, consists of loans for agricultural production and other loans to farmers, and that figure is included in the $21.4 million figure for commercial loans (not collateralized by real estate). Ranked by Standard Industry Classification – or SIC – codes, the industries most represented among First National Bank’s commercial borrowers include the restaurant, real estate agent, and holding company industries, in that order, accounting for approximately 2.83%, 2.36%, and 1.90% of the total loans at year-end 2003, respectively.

     Conventional mortgage loans secured by 1-4 family real estate are long-term assets and in many cases have a fixed interest rate. The vast majority of loans added to First National Bank’s portfolio by the acquisition of Peoples Federal were fixed-rate residential mortgage loans, but their number has declined since the merger as these fixed-rate loans have steadily been sold into the secondary market, have been refinanced elsewhere or paid off. Approximately 37% of the portfolio of conventional mortgage loans secured by 1-4 family and multifamily real estate at year-end 2003 was adjustable rate. First National Bank’s fixed-rate conventional mortgage loans are originated with loan documentation that permits their sale to Freddie Mac. However, the bank’s policy is generally to retain mortgage loans in its portfolio unless the bank’s loan-to-deposit ratio exceeds 90% or unless the bank’s fixed mortgages exceed 35% of total gross loans.

     The first table to follow presents maturity information for the loan portfolio at year-end 2003, without taking account of prepayments or unscheduled principal repayments. Loans are shown as maturing based on contractual maturities. The second table shows the dollar amount of all loans due after December 31, 2003 that have pre-determined interest rates and the dollar amount of all loans due after December 31, 2003 that have floating or adjustable rates.

	Loan Portfolio Maturity at December 31, 2003
			5 years
	0 to 1 year *	1 to 5 years	or more	Total
Amount due:
Collateralized by real estate:
Commercial	$3,689,843	$10,581,002	$25,078,200	$39,349,045
Residential	8,728,895	18,707,237	73,855,315	101,291,447
Home equity	146,660	32,131	13,829,227	14,008,018
Construction	3,144,569	1,235,888	751,228	5,131,685
Consumer	1,717,897	3,074,754	35,993	4,828,644
Commercial	15,921,934	4,761,752	691,225	21,374,911
Credit cards	1,263,565	0	0	1,263,565
Other	572,398	601,952	646,666	1,821,016

Total amount due	$35,185,761	$38,994,716	$114,887,854	$189,068,331

     *  Loans due on demand and overdrafts are included in the amount due in one year or less.

	Fixed Rate	Adjustable Rate	Total
Collateralized by real estate:
Commercial	$5,726,621	$33,622,424	$39,349,045
Residential	63,374,047	37,917,400	101,291,447
Home equity	0	14,008,018	14,008,018
Construction	4,050,901	1,080,784	5,131,685
Consumer	4,532,962	295,682	4,828,644
Commercial	3,649,177	17,725,734	21,374,911
Credit cards	1,008,744	254,821	1,263,565
Other	1,552,249	268,767	1,821,016

Total	$83,894,701	$105,173,630	$189,068,331

     Allowance for Loan Losses. As explained in Note 1 of the consolidated financial statements, the allowance for loan losses is a valuation allowance for probable incurred credit losses that have not yet been confirmed, increased by the provision for credit losses and decreased by charge-offs less recoveries. The allowance for loan losses is the sum of components recognized and measured either: (1) according to Statement of Financial Accounting Standards (SFAS) 5, “Accounting for Contingencies,” for pools of homogenous loans, or (2) according to SFAS 114, “Accounting by Creditors for Impairment of a Loan,” for loans the bank considers impaired based upon individual loan review. Management determines the necessary allowance balance using the bank’s loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

     Loans Analyzed Individually. Determining the loan loss allowance begins with the bank’s assessment of credit risk for loans analyzed individually. Individual loans are assigned credit-risk grades based on the bank’s assessment of conditions affecting a borrower’s ability to satisfy its contractual obligation under the loan agreement. The assessment process includes reviewing a borrower’s current financial information, historical payment experience, credit documentation, public information, and other information specific to each borrower. Loans reviewed individually are reviewed at least annually, or more frequently if management becomes aware of information affecting a borrower’s ability to fulfill its obligation. All loans over $200 thousand or to customers whose aggregate total loans exceed $200 thousand are reviewed individually, except for first mortgage loans on a borrower’s personal residence. Loans or customers with balances under $200 thousand may also be reviewed individually if considered necessary by the board or management. Likewise, all commercial lending relationships over $200 thousand are ranked according to risk at least annually, but a risk ranking may change at any point during the year if the credit relationship changes. Loans analyzed individually are ranked as follows –

Pass loans are loans that are considered satisfactory, with lower than average risk and low probability of serious financial deterioration on the borrower’s part

Special-Mention loans have more than average risk, with identified potential weaknesses that deserve management’s close attention. Left uncorrected, the potential weaknesses could result in deterioration of repayment prospects. In the case of a commercial borrower for example, potential weaknesses could include adverse trends in the borrower’s operations or adverse economic or market conditions that could affect the borrower in the future

Doubtful loans have all the weaknesses inherent in those classified as substandard, with the added characteristic that existing facts, conditions, and values make collection or liquidation in full highly questionable and improbable. The possibility of loss is extremely high, but because of factors that could work to the borrower’s advantage classification of the “doubtful” loan as “loss” is deferred

Watch loans are loans that are performing according to the terms of the loan agreement but that nevertheless require enhanced management supervision because of factors such as an unusual payment history or a weakened financial condition on the borrower’s part

Substandard loans are inadequately protected by the current financial condition and paying capacity of the borrower or by any collateral securing the loan. Substandard loans have a well-defined weakness or weaknesses jeopardizing collection of the debt in full, with a distinct possibility of loss if the weakness or weaknesses are not corrected. Although a loan may be classified substandard even if payments are not 90 days or more past due, if payments are 90 days or more past due the loan will be classified as substandard at best, if not ranked even lower

Loans classified as Loss are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. When a bank classifies an asset as “loss,” the bank is required either to establish an allowance for losses equal to 100% of that portion of the asset so classified or to charge off that amount

     If it is probable that the bank will be unable to collect all principal and interest due on a loan – and that the loan is therefore impaired – management measures the amount of impairment using the loan’s expected future cash flows (discounted at the loan’s effective interest rate), or the fair value of the underlying collateral if loan repayment is expected to come from the sale or operation of the collateral. First National Bank considers larger loans ranked doubtful or loss to be impaired. Substandard, special mention, and watch loans are not considered impaired. Impairment is evaluated in total for smaller-balance loans of similar nature – such as residential mortgage, consumer, and credit card loans – and on an individual loan basis for other loans. If a loan is impaired, a portion of the loan loss allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

     Increases in the allowance for loan losses are made by charges to the provision for loan losses. No specific provision for loan losses results if an individually reviewed loan is ranked “pass” or “watch”, but they are included in the pools of loans analyzed under SFAS 5. Loans classified special mention or substandard, and smaller-balance loans classified doubtful are assigned a provision based upon a historical migration analysis performed on classified loans. The migration analysis identifies the percentage of classified loans by category that has historically been ultimately charged-off. The migration percentages are reviewed and adjusted by management to reflect various factors such as the growth and change in mix of the loan portfolio and the regulator’s guidelines. Loans ranked loss are of course charged off in their entirety because at that point the unconfirmed loss that the loan loss allowance is intended to approximate is considered to be confirmed.

     As of December 31, 2003, 2002, and 2001 classified assets were as follows –

	Classified assets at December 31,
	2003		2002		2001
		Percent of		Percent of		Percent of
	Amount	total loans	Amount	total loans	Amount	total loans
Classified loans:
Special mention	$3,126,131	1.7%	$2,333,281	1.2%	$—	0.0%
Substandard	3,994,474	2.1%	4,351,773	2.3%	3,762,681	3.2%
Doubtful	383,495	0.2%	9,878	0.0%	92,144	0.1%
Loss	—	0.0%	6,512	0.0%	1,665	0.0%

Total classified loans	$7,504,100	4.0%	$6,701,444	3.5%	$3,856,490	3.3%
Other classified assets	—	0.0%	—	0.0%	—	0.0%

Total classified assets	$7,504,100	4.0%	$6,701,444	3.5%	$3,856,490	3.3%

     Pools of Homogenous Loans Analyzed under SFAS 5. The total loan loss allowance is derived both from analysis of individual impaired loans under SFAS 114 and analysis of aggregated pools of loans under SFAS 5. Smaller balance loans (such as automobile or home equity loans, for example), homogenous groups of loans (such as residential mortgage loans), and less severely classified loans reviewed individually may be analyzed on an aggregated or pooled basis under SFAS 5.

     Under SFAS 5, loans are segmented into groups of loans having similar risk characteristics based on purpose, loan type, and collateral, for example commercial loans, residential mortgage loans, home equity loans, and consumer loans. Losses inherent in pools of loans are estimated using average historical losses over a period of years for loans of those types, but with adjustments to account for changes in loan policies, changes in underwriting or loan recovery practices, changes in prevailing economic conditions, changes in the nature or volume of the loan portfolio, and changes in other internal and external factors. Loans secured by real estate – particularly residential mortgage loans – generally have less credit risk than other types of loans. Representing a significant portion of the bank’s loan portfolio before the acquisition of Peoples Financial, loans secured by real estate are still a dominant portion of the portfolio.

     Changes in the Allowance for Loan Losses and Classified Assets. A proper loan review function is vital to establishment of an appropriate loan loss allowance. Loan officers and the bank’s credit analysts are responsible for the assignment of risk ratings for loans reviewed individually. The bank’s internal auditor provides another level of review for selected loans of $200 thousand or more, annually reviewing the credit assignments and the financial analyses performed by credit analysts. Each month a committee consisting of the bank’s President, Controller, and Chief Loan Officer evaluates the loan loss allowance and reports the results of its evaluation to the bank’s board. Finally, the bank adjusts its loan loss allowance methodologies retrospectively as well, making adjustments in its estimates and assumptions as necessary to account for variances of estimated loan losses from actual loan loss experience. The bank’s determination about classification of its assets and the amount of its allowances is subject to review by the Office of the Comptroller of the Currency (OCC), which may order the establishment of additional loss allowances.

     First National Bank’s allowance for loan losses as a percentage of total loans declined significantly in 2002, and increased slightly in 2003. The ratio of the loan loss allowance to loan losses also declined in 2002 with an increase in 2003. The ratio of classified assets to the sum of tier 1 capital plus the allowance for loans losses increased in 2002 and 2003. The reduction in the allowance for loan losses as a percentage of total loans from 1.12% at year-end 2001 to 0.83% at year-end 2002 and 0.85% at year-end 2003 was due mainly to the 63% increase in total loans arising out of the acquisition of Peoples Financial in 2002, which maintained a relatively small loan loss allowance because the vast majority of its loan assets consisted of residential mortgage loans. The ratio of the loan loss allowance to loan losses declined from about 15:1 at the end of 2001 to almost 1:1 by the end of 2002, then increased to approximately 6:1 at the end of 2003. The ratio dropped significantly in 2002 because of a $1.5 million charge-off of a commercial real estate construction loan, which occurred in the fourth quarter of 2002. During 2003 the ratio was impacted by a $200 thousand commercial loan that was charged-off. The ratio of classified assets to the sum of tier 1 capital plus the allowance for loans losses increased from about 12% at the end of 2001 to 25% at the end of 2002, and 26% at the end of 2003 for two principal reasons. First, continued weakness in the local economy and deterioration in the financial circumstances of some of the bank’s commercial borrowers has led to more loans being classified. Secondly, the acquisition of Peoples Federal reduced the bank’s capital ratios.

     First National Bank modified its methodology for analyzing loans under SFAS 5 in 2001. Until 2001 the bank used peer group loan loss experience to estimate the loan loss allowance for this portion of the portfolio. But as the bank accumulated more loan loss experience during periods of strong loan growth, management felt by 2001 that it was appropriate to start using its own loan loss experience to assess the adequacy of the loan loss reserve. This resulted in a lower required reserve balance at year-end 2001 compared to prior periods because First National Bank’s loss rates were lower than peer loss rates. However, the ending reserve balance in 2001 was comparable to 2000 due to additional specific reserves on problem loans. Taking into account the bank’s rapid growth resulting from the April 2002 acquisition of Peoples Financial, the bank’s expansion in the Stark County market, the growing financial stress on borrowers that can result from deteriorating economic conditions such as occurred in 2001 through 2003, and the late 2002 charge off of a large construction loan, the bank is taking actions to improve and make more systematic its loan administration functions, including loan review and monitoring. Loan review and monitoring is vital not only to establishment of an appropriate loan loss allowance but also to proper credit administration and risk management generally. Bank growth outpaced the evolution of the bank’s credit administration and oversight functions, which developed over time in a somewhat informal way as many community banking organizations’ functions do. Until the Peoples Financial acquisition, First National Bank was a community banking organization in the truest sense, with many of the bank’s customers known to the bank’s management by name. In a typical community bank, management is personally familiar with the credit factors that support customers’ loans, including the financial circumstances of commercial borrowers’ organizations, the quality of real estate collateral supporting loans, and similar factors. Although First National Bank remains a community banking organization, management recognizes that – as a significantly larger institution having a broader geographic reach than its historical core market in Orrville – the bank must make more formal and systematic its credit administration, loan review, and associated functions. As part of this ongoing effort, an additional credit analyst was engaged in 2003, and loan reporting and documentation processes are being enhanced to instill greater discipline into the credit administration and oversight functions

     Loans deemed uncollectible are charged against the allowance for loan losses. But even after a loan is charged off, the bank nevertheless attempts recovery when possible. Recoveries of previously charged-off amounts are credited to the allowance for loan losses. Transactions in the allowance for loan losses are summarized as follows –

	Year Ended December 31,
	2003	2002	2001	2000	1999
Loan loss allowance, beginning of period	$1,604,200	$1,321,152	$1,343,124	$1,308,630	$1,296,513
Loans charged off:
Collateralized by real estate:
Commercial	—	—	20,007	—	—
Residential	—	—	—	—	—
Home equity	—	—	—	—	—
Construction	—	1,475,906	—	—	—
Consumer	9,923	21,943	21,006	34,510	83,039
Commercial	237,526	23,431	38,730	8,720	57,568
Credit cards	20,036	24,706	6,439	13,507	5,352
Other	—	—	—	—	—

Total loans charged off	267,485	1,545,986	86,182	56,737	145,959

Recoveries of loans previously charged off:
Collateralized by real estate:
Commercial	—	—	—	—	—
Residential	—	—	1,451	707	6,407
Home equity	—	—	—	—	—
Construction	—	—	—	—	—
Consumer	8,840	12,151	20,937	24,986	16,894
Commercial	7,320	2,300	1,218	2,002	13,263
Credit cards	5,693	652	604	1,036	1,512
Other	—	—	—	—	—

Total recoveries	21,853	15,103	24,210	28,731	38,076

Net loans recovered (charged off)	(245,632)	(1,530,883)	(61,972)	(28,006)	(107,883)
Provision charged to operations	245,000	1,569,402	40,000	62,500	120,000
Allowance of acquired institution	—	244,529	—	—	—

Loan loss allowance, end of period	$1,603,568	$1,604,200	$1,321,152	$1,343,124	$1,308,630

Loans outstanding:
Average	187,180,000	172,159,000	110,418,000	104,856,000	97,438,000
End of period	189,068,331	192,530,719	118,403,676	109,155,244	101,155,877
Ratio of allowance for loan losses to total loans outstanding at end of period	0.85%	0.83%	1.12%	1.23%	1.29%
Net recoveries (charge offs) to average loans	-0.13%	-0.89%	-0.06%	-0.03%	-0.11%

     The allowance for loan losses is allocated among loan categories as shown in the table to follow. The allocation of the allowance to each category is not necessarily indicative of future loss in a particular category. Although a bank considers inherent losses in individual loans and categories of similar loans when it establishes the loan loss allowance, the allowance is a general reserve available to absorb all credit losses in the portfolio. No part of the allowance is segregated for or dedicated to any particular asset or group of assets.

	Allocation of the Allowance for Loan Losses at December 31,
	2003		2002		2001
		Percent of		Percent of		Percent of
		loans in		loans in		loans in
		each		each		each
		category to		category to		category to
	Amount	total loans	Amount	total loans	Amount	total loans
Collateralized by real estate:
Commercial	$462,667	21%	$277,776	15%	$171,388	20%
Residential	56,624	54%	258,377	62%	74,396	45%
Home equity	5,592	7%	14,623	6%	13,103	8%
Construction	—	3%	40,789	1%	763,783	4%
Consumer	7,976	3%	20,497	3%	58,732	5%
Commercial	964,121	11%	967,182	11%	177,538	15%
Credit cards	21,760	0%	24,956	1%	51,691	1%
Other	—	1%	—	1%	—	2%
Unallocated	84,828	N/A	—	N/A	10,521	N/A

Total	$1,603,568	100%	$1,604,200	100%	$1,321,152	100%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Allocation of the Allowance for Loan Losses at December 31,
	2000		1999
		Percent of		Percent of
		loans in		loans in
		each		each
		category to		category to
	Amount	total loans	Amount	total loans
Collateralized by real estate:
Commercial	$354,665	25%	$270,161	25%
Residential	139,598	38%	137,223	39%
Home equity	52,900	8%	22,169	6%
Construction	6,067	1%	12,253	1%
Consumer	95,309	7%	119,568	8%
Commercial	227,919	18%	273,354	18%
Credit cards	148,562	1%	20,309	1%
Other	—	2%	—	2%
Unallocated	318,104	N/A	453,593	N/A

Total	$1,343,124	100%	$1,308,630	100%

     Management reviews problem loans for unfavorable collectibility factors and assesses the requirement for specific reserves on those credits. Management considers any loan past due 90 days or more and any loan on non-accrual to be a problem loan. Any loan 90 days or more past due that is not both adequately collateralized and in a positive cash-flow position and any loan of a borrower experiencing serious financial deterioration may be placed on non-accrual by the Chief Lending Officer. Interest received on non-accrual loans – also referred to as nonperforming loans – is recorded as a reduction of principal. The table to follow summarizes problem loans and other problem assets by category.

	Problem Assets at December 31,
	2003	2002	2001	2000	1999
Collateralized by real estate:
Commercial:
Non-accrual	$—	$—	$142,803	$93,007	$90,739
Past due 90 days or more	—	—	—	105,616	138,268
Residential:
Non-accrual	567,590	171,482	103,152	40,137	89,050
Past due 90 days or more	28,578	76,752	71,942	—	57,786
Home equity:
Non-accrual	—	—	12,823	—	—
Past due 90 days or more	23,172	—	—	—	—
Construction:
Non-accrual	125,502	140,000	—	—	—
Past due 90 days or more	—	—	—	—	—
Not collateralized by real estate:
Consumer:
Non-accrual	—	4,964	—	10,987	27,384
Past due 90 days or more	—	—	13,232	5,497	8,560
Commercial:
Non-accrual	677,777	1,841,922	—	—	42,697
Past due 90 days or more	—	252,331	58,749	—	20,011
Credit cards:
Non-accrual	8,989	—	—	—	—
Past due 90 days or more	—	5,690	4,012	980	1,279

Total problem loans	1,431,608	2,493,141	406,713	256,224	475,774
Other real estate owned	—	—	—	—	—

Total problem assets	$1,431,608	$2,493,141	$406,713	$256,224	$475,774

Loans outstanding, net	$187,056,241	$190,559,663	$116,880,804	$107,551,674	$99,531,223
Problem loans to total net loans	0.77%	1.31%	0.35%	0.24%	0.48%
Problem loans to total assets	0.48%	0.84%	0.21%	0.13%	0.24%
Allowance for loan losses to total loans	0.85%	0.83%	1.12%	1.23%	1.29%
Allowance for loan losses to problem loans	112.01%	64.34%	324.84%	524.20%	275.05%

     Securities. To assist in local development, the bank actively purchases bonds issued by local municipalities, school systems, and other public entities when opportunities arise. Other securities are primarily comprised of corporate bonds and notes as well as equity securities of approximately $900 thousand. Investment securities are classified either as held to maturity or as available for sale. The bank does not hold any securities for trading purposes. If management has the intent and the bank has the ability at the time of purchase to hold a security until maturity or on a long-term basis, the security is classified as held-to-maturity and it is reflected on the balance sheet at historical cost. Securities to be held for indefinite periods and not intended to be held to maturity or on a long-term basis are classified as available-for-sale, and they are reflected on the balance sheet at their market value. Management determines the appropriate classification at the time of purchase. At year-end 2003, 2002 and 2001 there was no single issuer of securities where the total book value of such securities exceeded 10% of shareholders’ equity except for United States’ government and agency obligations.

     The following table shows the amortized cost and estimated fair value of the bank’s investment portfolio at the dates indicated.

Investment Portfolio Amortized Cost and Fair Value at December 31,

	2003				2002
		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
	cost	gains	tosses	value	cost	gains	losses	value
Available for Sale:
U.S. Government and federal agency	$26,046,048	$1,047,855	$(19,375)	$27,074,528	$19,774,745	$1,244,835	$(317)	$21,019,283
State and municipal	2,261,802	175,194		2,436,996	2,273,996	146,698		2,420,694
Corporate bonds and notes	34,981,032	1,924,041	(79,437)	36,825,636	25,471,382	1,589,612	(158,648)	26,902,346
Equity securities	859,940	26,013	(33,550)	852,403	2,208,602	85,673	(271,766)	2,022,409

Total available for sale	64,148,822	3,173,103	(132,362)	67,189,563	49,728,725	3,066,718	(430,731)	52,364,712

Held to Maturity:
State and municipal	16,603,556	712,328	(15,800)	17,300,084	18,441,685	668,144	(144,264)	18,985,565

Total Investment Securities	$80,752,378	$3,885,431	$(148,162)	$84,489,647	$68,170,410	$3,754,862	$(574,996)	$71,350,277

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2001
		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value
Available for Sale:
U.S. Government and federal agency	$16,030,295	$540,133	$(2,618)	$16,567,812
State and municipal	2,285,595	55,614		2,341,209
Corporate bonds and notes	25,848,708	864,269	(186,053)	26,326,912
Equity securities	2,356,379	144,125	(227,133)	2,273,371

Total available for sale	46,320,975	1,604,131	(415,802)	47,509,304

Held to Maturity:
State and municipal	13,334,351	479,921	(7,694)	13,806,578

Total Investment Securities	$59,655,326	$2,084,052	$(423,496)	$61,315,882

The contractual maturity of investment securities at December 31, 2003 is shown below.

	December 31, 2003
			More than one to five		More than five to ten
	One year or less		years		years
	Carrying	Average	Carrying	Average	Carrying	Average
	value	yield	value	yield	value	yield
Available for Sale:
U.S. Government and federal agency	$1,975,540	8.50%	$2,025,000	4.21%	$15,488,486	5.37%
State and political subdivisions:
Tax-exempt	—		—		221,358	7.50%
Mortgage-backed	2,336	10.05%	65,382	9.10%	77,506	8.90%
Corporate bonds and notes	2,295,391	6.72%	19,524,438	5.54%	14,855,013	5.49%

Total debt securities	4,273,267	7.55%	21,614,820	5.42%	30,642,363	5.45%
Equity securities	—		—		—

Total available for sale	4,273,267	7.55%	21,614,820	5.42%	30,642,363	5.45%

Held to Maturity:
State and political subdivisions:
Tax-exempt	361,973	9.03%	2,601,577	7.94%	4,769,951	7.02%

Total investment securities	$4,635,240	7.66%	$24,216,397	5.69%	$35,412,314	5.66%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	December 31, 2003
			Total investment securities and
	More than ten years		mortgage-backed securities
	Carrying	Average	Carrying	Average	Market
	value	yield	value	yield	value
Available for Sale:
U.S. Government and federal agency	$5,463,036	6.41%	$24,952,062	5.75%	$24,952,062
State and political subdivisions:
Tax-exempt	2,215,638	7.84%	2,436,996	7.81%	2,436,996
Mortgage-backed	1,977,242	7.86%	2,122,466	7.94%	2,122,466
Corporate bonds and notes	150,794	7.47%	36,825,636	5.60%	36,825,636

Total debt securities	9,806,710	7.04%	$66,337,160	5.81%	66,337,160
Equity securities	852,403	3.37%	852,403	3.37%	852,403

Total available for sale	10,659,113	6.75%	67,189,563	5.78%	67,189,563

Held to Maturity:
State and political subdivisions:			—		—
Tax-exempt	8,870,055	6.70%	16,603,556	7.04%	17,300,084

Total investment securities	$19,529,168	6.72%	$83,793,119	6.03%	$84,489,647

Expected maturities of investment securities could differ from contractual maturities because the borrower, or issuer, could have the right to call or prepay obligations with or without call or prepayment penalties. At year-end 2003, approximately 28% of the bank’s securities portfolio was represented by securities that could be called or prepaid without penalty.

     Federal Bank Stock. As of December 31, 2003, the bank held 20,599 shares of $100 par value Federal Home Loan Bank of Cincinnati stock, which are restricted securities. FHLB stock represents an equity interest in the FHLB, but it does not have a readily determinable market value. The stock can be sold at its par value only, and only to the FHLB or to another member institution. Member institutions are required to maintain a minimum stock investment in the FHLB, based on total assets, total mortgages, and total mortgage-backed securities.

     Deposits. Deposits increased 1.5% during 2003, with growth concentrated in demand and savings deposits, offset by a decline in time deposits. First National Bank’s savings accounts include passbook and statement savings, as well as Preferred Savings accounts tiered to pay higher rates for higher balances. First National Bank does not solicit brokered deposits. Savings accounts increased $4.5 million or 5.5% from the end of 2002 to the end of 2003. Noninterest bearing demand deposits, consisting of regular checking accounts, increased $3.0 million or 8.3% and interest bearing demand deposits, which includes Negotiable Order of Withdrawal accounts and Money Market Deposit Accounts, increased $4.5 million or 13.2% during 2003. With certificates of deposit rates declining during 2003, customers moved funds from time deposits into demand and savings accounts. Time deposits under $100,000 decreased $7.9 million or 10.6% during 2003. Time deposits of $100,000 and more decreased by $549 thousand or 4.7% by the end of 2003. The table below shows the amount of time deposits (certificates of deposit) of $100,000 or more by time remaining until maturity as of December 31, 2003.

	Maturity of Time Deposits of
	$100,000 or More at
	December 31, 2003
		Percent of
Time Remaining to Maturity	Amount	total
Three months or less	$3,676,071	32.8%
Over three through 12 months	4,790,196	42.7%
Over one year through 3 years	2,104,573	18.8%
Over 3 years	640,044	5.7%

Total	$11,210,884	100.0%

     Deposits are the primary sources of funds for lending activities and other general business purposes. Our core deposits at year-end 2003 were approximately $164 million, consisting of demand and savings deposits. This represented 61% of total long-term assets, compared to 59% at year-end 2002. Our net non-core funding dependence ratio was 9.3% at year-end 2003 and 7.9% at year-end 2002. We use the net non-core funding dependence ratio to measure the bank’s dependence on high-cost funding sources to support long-term assets, meaning funding sources other than core funding sources like retail customer deposits. The net non-core funding dependence ratio is calculated as noncore liabilities, such as time deposits over $100,000, repurchase agreements and Federal Home Loan Bank advances, less short-term investments, divided by total long-term investments. One of our goals is to increase the percentage of core or nonmaturity deposits relative to the bank’s long-term assets, enhancing the bank’s liquidity and management of interest-rate risk by increasing the level of low-cost and stable funding sources for the bank’s long-term assets.

     Liquidity and Capital Resources. A bank’s liquidity risk is the risk associated with having to satisfy current and future financial obligations in a timely manner. The bank considers core earnings, strong capital ratios, and credit quality essential for maintaining high credit ratings, which allow the bank cost-effective access to market-based liquidity. Both short- and long-term liquidity needs are addressed by maturities and sales of unpledged investment securities, loan repayments and maturities, sales of loans that are not pledged as security for FHLB borrowings, and transactions in cash and cash equivalents, such as federal funds sold. The use of these resources, combined with access to credit, provide funds for satisfying depositor, borrower, and creditor needs. Management considers the bank to have satisfactory liquidity, with the ability to satisfy the demands of customers and the local economy. Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, and similar factors. Management monitors projected liquidity needs and establishes a desirable level based in part on the bank’s commitment to make loans as well as management’s assessment of the bank’s ability to generate funds.

     The most liquid assets are cash and cash equivalents, which at year-end 2003 consisted of $11.5 million in cash and due from banks. At year-end 2002 cash and cash equivalents consisted of $10.0 million in cash and due from banks and $6.3 million in federal funds sold. Federal funds sold are overnight investments with correspondent banks, an investment and liquidity tool that are used to maximize earning assets. Investment securities classified as available for sale that are not pledged are another source of liquidity. In addition to the net non-core funding dependence ratio, we also consider the bank’s loans-to-deposits ratio to assess liquidity, seeking to cap the ratio of loans to deposits at 90%. The ratio of total loans to deposits at year-end 2003 was 78%. At the end of 2003 the fair value of securities available for sale was approximately $67 million, while the total carrying value of securities pledged was approximately $26 million, representing securities pledged to secure public deposits and repurchase agreements. In 2001, securities with a fair value of approximately $30.7 million were transferred from the held to maturity category to available for sale, with the result that most of the bank’s securities, which were once held to maturity, are now available for sale. A new accounting standard that became effective for National Bancshares in 2001 requires companies to record derivatives on the balance sheet as assets and liabilities measured at fair value. The new accounting standard also prohibits classifying as held to maturity any security held for hedging purposes, but companies were permitted to reclassify any security from held to maturity upon adoption of the pronouncement if they desired to be able to hedge the security in the future. In January 2001, National Bancshares adopted the new standard and transferred securities with an amortized cost of approximately $30.5 million and a fair value of approximately $30.7 million from the held to maturity to the available for sale category to take advantage of the flexibility provided by this classification.

     Operating activities provided net cash of $3.4 million in 2003, $3.2 million in 2002, and $2.4 million in 2001, generated principally from net income in those years, but the unusually large $1.6 million provision for loan losses taken in 2002 also contributed to net cash from operations because the provision is a non-cash charge against earnings. Investing activities consist primarily of loan originations, sales, and repayments, along with investment securities purchases, sales, and maturities. In 2001 the approximately $22 million of proceeds from securities maturities and repayments was nearly equally offset by additional securities purchases and net loan originations in that year. After the acquisition of Peoples Federal in 2002, interest rates continued the decline that began in 2000. As mortgage borrowers did nationwide, many of Peoples Federal’s mortgage borrowers took advantage of historically low interest rates to refinance their debt. However, more so than other First National Bank mortgage customers, these former Peoples Federal customers tended to refinance their mortgage borrowings at other institutions. As a consequence, although new loan originations remained robust, loan repayments and maturities exceeded loan originations in 2002 by about $4.6 million. In 2003 investing activities used cash of $9.5 million as investment purchases exceeded investment maturities, repayments and sales and proceeds from sale of loans by approximately $7.0 million. Loan originations by category in the last three years were as follows –

	2003	2002	2001
Collateralized by real estate:
Commercial	$11,406,806	$7,424,626	$6,424,502
Residential	42,976,105	33,609,861	23,139,725
Home equity	2,288,240	1,696,849	2,011,281
Construction	2,567,017	968,832	2,013,334
Consumer	3,447,668	3,315,190	2,851,082
Commercial	9,478,041	11,786,741	8,101,818
Credit cards	504,700	291,900	217,850
Other	317,891	948,473	578,947

Total	$72,986,468	$60,042,472	$45,338,539

     Financing activities include the solicitation and repayment of customer deposits, borrowings and repayments, treasury stock activity, and the payment of dividends. The bank had $17 million of borrowings outstanding with the Federal Home Loan Bank (FHLB) of Cincinnati at the end of 2003, maturing in 2010 and 2011. We had assumed $19.4 million in FHLB advances when we acquired Peoples Financial Corporation in April 2002. First National Bank has approximately $57 million available in short-term funding arrangements with its correspondent banks and the FHLB. Additional information concerning FHLB borrowings and bank obligations under repurchase agreements is contained in Notes 7 and 8 of the consolidated financial statements of National Bancshares. The outstanding balances and related information about short-term borrowings, which consists almost entirely of securities sold under agreements to repurchase are summarized as follows –

	Year Ended December 31,
	2003	2002	2001
Balance at year end	$2,786,848	$3,006,221	$3,422,657
Average balance outstanding	2,845,520	3,919,776	3,649,427
Maximum month-end balance	3,385,869	4,775,461	4,700,114
Weighted-average rate at year end	0.10%	0.12%	0.25%
Weighted-average rate during the year	0.13%	0.17%	2.22%

     National Bancshares and the bank are subject to federal regulations imposing minimum capital requirements. We monitor total risk-based, tier I risk-based, and tier I leverage capital ratios to assure compliance with regulatory capital requirements. At December 31, 2003 both National Bancshares and the bank exceeded minimum risk-based and leverage capital ratio requirements. The bank’s ratio of total capital to risk-based assets was 13.09% on December 31, 2003. The minimum required ratio is 8%. Additional information concerning capital ratios at year-end 2003 and 2002 is contained in Note 12 of the consolidated financial statements.

     Contractual Obligations. As discussed in the notes to National Bancshares’ consolidated financial statements, we have obligations to make payments under contracts, including borrowings. At December 31, 2003, the aggregate contractual obligations are –

	Payment due by period
		Less than 1			More than
Contractual Obligations	Total	year	1 - 3 years	3 - 5 years	5 years
Long-term obligations	$17,034,291	$—	$—	$—	$17,034,291
Capital lease obligations	—	—	—	—	—
Operating lease obligations	205,916	63,322	86,694	31,200	24,700
Purchase obligations	—	—	—	—	—
Other long-term liabilities reflected on National Bancshares Corporation’s balance sheet under GAAP	—	—	—	—	—

Total	$17,240,207	$63,322	$86,694	$31,200	$17,058,991

     Off-Balance Sheet and Contingent Liabilities. Some financial instruments, such as loan commitments, credit lines, and letters of credit are issued to satisfy customers’ financing needs. Ordinarily having fixed expiration dates, these are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are satisfied. Off-balance-sheet risk in the form of potential credit loss exists up to the face amount of these instruments, although we do not expect material losses. We use the same credit policies to make these commitments that we use to make loans, including obtaining collateral at exercise of the commitment. Funding commitments by expiration period were as follows at year-end 2003 –

	Expiration of Funding Commitments
	One year	Over one
	and less	year	Total
Unused loan commitments	$25,837,109	$20,479,191	$46,316,300
Letters of credit	821,000	—	821,000

Total	$26,658,109	$20,479,191	$47,137,300

     Of the unused loan commitments, approximately $5.0 million pertain to fixed-rate commitments and approximately $41.3 million pertain to variable-rate commitments. Rates on unused loan commitments range from 3.0% to 16.9%. Because our experience demonstrates that a large percentage of funding commitments expire unused or only partially used, we believe that the total funding commitments shown in the table above do not necessarily represent actual future cash requirements. The bank earns fees when it issues funding commitments, which are recorded in the consolidated statements of income as interest on loans, including fees. The bank also earns fees from customer overdrafts, which fees are included in checking account fees.

     The bank is required by reserve regulations of the Federal Reserve Board to maintain cash on hand or on deposit with the Federal Reserve Bank. Reserve requirements vary according to the amount of a bank’s transaction accounts, checking accounts principally. Reserve balances do not earn interest. First National Bank was required to have cash on hand or on deposit with the Federal Reserve Bank of $3.0 million at year-end 2003 and $2.7 million at year-end 2002.

     The bank occasionally sells loans it originates, particularly conventional residential mortgage loans. These loans are not sold with recourse. The bank has retained mortgage-servicing rights on approximately $5.7 million of residential mortgage loans sold.

     Shareholders’ Equity. The 4.9% increase in shareholders’ equity from year-end 2002 to year-end 2003 is attributable to retained earnings and increased accumulated other comprehensive income, which benefited from the general improvement in the market value of investments available for sale. Accumulated other comprehensive income represents the unrealized appreciation or depreciation (net of taxes) in the market value of debt and equity investments available for sale. Because of interest rate volatility, accumulated other comprehensive income could materially fluctuate for each interim and year-end period, depending on economic and interest rate conditions.

     Because National Bancshares is dependent on the bank for earnings and funds necessary to pay dividends, the ability of National Bancshares to pay dividends to its shareholders is subject to bank regulatory restrictions. According to the National Bank Act and Office of the Comptroller of the Currency (OCC) Rule 5.64, a national bank may never pay a cash dividend without advance OCC approval if the amount of the dividend exceeds retained net income for the year and for the two preceding years (after any required transfers to surplus). To provide funds to National Bancshares for the April 2002 acquisition of Peoples Financial Corporation, First National Bank obtained OCC approval to pay a $12 million special dividend, which exceeded the Rule 5.64 formula amount. As a result, First National Bank may pay no additional cash dividends to National Bancshares through the end of 2004 without additional OCC approval. We believe National Bancshares’ cash resources will allow National Bancshares to continue paying its regular quarterly cash dividend to shareholders through the first half of 2004 without having to obtain OCC approval of a cash dividend from First National Bank. But we expect that OCC approval of one or more dividends from the bank to the holding company will be necessary to continue the regular quarterly cash dividend to shareholders during the second half of 2004. Although we expect that OCC approval can be obtained, taking the bank’s capital position and its continued earnings into account, we cannot assure that the OCC will approve the bank dividend. Assuming First National Bank continues to achieve net earnings in 2004 and into 2005; the requirement to obtain OCC approval for bank dividends should lapse beginning in 2005.

     Interest-Rate Sensitivity. Like other financial institutions, the bank is subject to interest rate risk, which management considers to be the bank’s most significant market risk. Interest rate sensitivity, or interest rate risk, relates to the effect of changing interest rates on net interest income. Interest-earning assets with interest rates tied to the prime rate for example, or that mature in relatively short time periods, are considered interest-rate sensitive. Interest-bearing liabilities with interest rates that can be repriced in a discretionary manner, or that mature in relatively short periods of time, are also considered interest-rate sensitive. The differences between interest-sensitive assets and interest-sensitive liabilities over various time horizons are commonly referred to as sensitivity gaps. As interest rates change, a sensitivity gap will have either a favorable effect or an adverse effect on net interest income. A negative gap – with liabilities repricing more rapidly than assets – generally has a favorable effect when interest rates are falling, and an adverse effect when rates are rising. A positive gap – with assets repricing more rapidly than liabilities – generally has the opposite effect: an adverse effect when rates are falling and a favorable effect when rates are rising. National Bancshares and the bank do not own any trading assets and are not subject to foreign currency exchange or commodity price risk.

     Interest rate risk in total is a product of risks such as repricing risk, option risk, and basis risk. Repricing risk results from differences in the maturity, or repricing, of asset and liability portfolios. Most residential mortgage and consumer loans give consumers the right to prepay with little or no prepayment penalty, and because of competitive pressures commercial lenders might choose not to enforce prepayment penalties on commercial loans. Although First National Bank’s fixed-rate conventional mortgage loans are originated with loan documentation that permits their sale to Freddie Mac, the bank’s policy is generally to retain mortgage loans in its portfolio. A loan prepayment right is, like the right of a depositor to early withdrawal without penalty, a form of embedded option giving the customer the opportunity to benefit when market interest rates change, ordinarily at a bank’s expense in the form of higher costs or lower revenue. Because of the acquisition of Peoples Federal and its loan portfolio dominated by conventional residential mortgage loans, First National Bank’s option risk increased significantly in 2002. This risk declined during 2003 as a substantial number of the mortgage loans acquired from Peoples Federal were refinanced or paid off. Although residential mortgage loans tend to have lower credit risk than other forms of lending, they tend also to have higher option risk and interest rate risk because of this prepayment feature and their long-term nature. Option risk in the form of prepayments also affects the value of mortgage-backed securities. Basis risk refers to the potential for changes in the underlying relationship between market rates and indices, which can result in a narrowing of the profit spread on an earning asset or liability. Basis risk also exists in administered rate liabilities, such as NOW accounts, savings accounts, and money market accounts, whose historical pricing relationships to market rates may change due to the level or directional change in market interest rates.

     Management’s goal is to manage interest rate risk by maintaining the one-year ratio of interest-earning assets to interest-bearing liabilities within a range between 50% and 150%. At year-end 2003 the bank had a negative one-year cumulative gap of -30% of total assets, and a ratio of interest-earning assets to interest-bearing liabilities of 50%. During 2003 the bank changed its classification of savings accounts from repricing in the over one year category to repricing within three months. This created a large negative one-year GAP, but more accurately reflected the bank’s ability to reprice savings accounts. After adjusting prior year’s saving accounts’ classification, this compares to a negative one-year cumulative gap of -26% of total assets at December 31, 2002. The April 2002 acquisition of Peoples Financial and its portfolio of residential mortgage loans increased the percentage of First National Bank’s long-term assets relative to total assets, meaning assets repricing in five or more years. At year-end 2003 long-term interest-earning assets represent 34% of total assets, compared to 32% at year-end 2002. This increases the exposure to interest rate risk. We are taking actions to shorten the maturities of the bank’s assets and lengthen the maturities of the bank’s liabilities, including offering attractive rates on variable rate loans and offering certificate of deposit specials maturing in longer than twelve months.

     The table below shows the maturities or repricing of the bank’s assets and liabilities at year-end 2003 based upon the contractual maturity or contractual repricing dates of loans and the contractual maturities of time deposits. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. Allocation of deposits other than time deposits to the various maturity and repricing periods is based upon management’s best estimate.

	Maturing or Repricing Periods
	Within	4 - 12	1 - 5	Over 5
	3 Months	Months	Years	Years	Total

Interest-earning assets:
Interest-bearing deposits in other institutions	$—	$999,048	$—	$—	$999,048
Investment securities	1,816,405	5,442,092	27,007,655	49,526,967	83,793,119
Federal bank stock	—	—	—	2,771,350	2,771,350
Loans collateralized by real estate:
Commercial (1)	9,417,501	8,223,114	18,725,133	2,983,297	39,349,045
Residential (1)	7,911,092	17,846,465	29,124,041	46,409,849	101,291,447
Home equity (1)	14,008,018	—	—	—	14,008,018
Construction (1)	2,728,636	244,274	1,755,447	403,328	5,131,685
Consumer loans (1)	593,051	1,300,046	2,934,275	1,272	4,828,644
Commercial (1)	16,365,830	2,074,933	2,928,148	6,000	21,374,911
Credit cards (1)	315,891	947,674	—	—	1,263,565
Other (1)	354,993	325,483	520,519	620,021	1,821,016

Total interest-earning assets	$53,511,417	$37,403,129	$82,995,218	$102,722,084	$276,631,848

Interest-bearing liabilities:
Interest-bearing demand	$31,223,878	$—	$—	$—	$31,223,878
Money market	7,699,095	—	—	—	7,699,095
Savings	86,636,381	—	—	—	86,636,381
Time	16,805,721	35,780,649	25,774,606	105,675	78,466,651
Short-term borrowings	3,106,411	—	—	—	3,106,411
Other borrowings	—	—	—	17,034,291	17,034,291

Total interest-bearing liabilities	$145,471,486	$35,780,649	$25,774,606	$17,139,966	$224,166,707

Interest-sensitivity gap	$(91,960,069)	$1,622,480	$57,220,612	$85,582,118	$52,465,141

Cumulative interest sensitivity gap	$(91,960,069)	$(90,337,589)	$(33,116,977)	$52,465,141

Cumulative interest sensitivity gap as a percent of total equity	-264.22%	-259.56%	-95.15%	150.74%
Cumulative interest sensitivity gap as a percent of total assets	-30.53%	-29.99%	-10.99%	17.42%

(1)	For purposes of the gap analysis, loans are not reduced by the allowance for loan losses.

     One way to minimize interest rate risk is to maintain a balanced or matched interest-rate sensitivity position. However, profits are not always maximized by matched funding. To increase net interest income, the bank selectively mismatches asset and liability repricing to take advantage of short-term interest rate movements. The magnitude of the mismatch depends on management’s assessment of the risks presented by forecasted interest rate movements.

     Interest rates change daily on federal funds purchased and sold. Federal funds are therefore the most sensitive to the market and have the most stable fair values. Loans and deposits tied to indices such as the prime rate or federal discount rate are also market sensitive, with stable fair values. The least sensitive instruments include long-term, fixed-rate loans and securities, which have the least stable fair value. Management of maturity distributions of assets and liabilities between these extremes is as important as the balances maintained. Management of maturity distributions involves matching interest rate maturities as well as principal maturities, which can influence net interest income significantly. In periods of rapidly changing interest rates, a negative or positive gap can cause major fluctuations in net interest income and earnings. Managing asset and liability sensitivities to enhance growth regardless of changes in market conditions is one of the objectives of the bank’s asset/liability management strategy.

     Management attempts to maintain consistent growth in net interest income and net income while managing interest rate risk within board-approved policy limits. Evaluating the bank’s exposure to changes in interest rates is the responsibility of the Asset/Liability Management Committee, a committee of bank officers meeting monthly and reporting directly to the board. The Asset/Liability Management Committee assesses both the adequacy of the management process used to control interest rate risk and the quantitative level of exposure, monitoring and managing interest rate risk to control the effect of changing interest rates on net interest income and net income. Evaluating the quantitative level of interest rate risk exposure requires assessment of existing and potential effects of changes in interest rates on the bank’s financial condition, including capital adequacy, earnings, liquidity, and asset quality. The Asset/Liability Management Committee also monitors the bank’s liquidity levels. Interest rate risk exposure is reviewed in monthly meetings of the Asset/Liability Committee. Risk is mitigated by matching maturities or repricing opportunities.

     Gap analysis has limitations because it cannot measure the effect of interest rate movements and competitive pressures on the repricing and maturity characteristics of interest-earning assets and interest-bearing liabilities. The static gap analysis is based on assumptions concerning such matters as when assets and liabilities will reprice in a changing interest rate environment. The model assumes that certain assets and liabilities of similar maturity or repricing opportunities will react the same to changes in interest rates. However, certain assets and liabilities indicated as maturing or repricing within a stated period might actually mature or reprice at different times and at different volumes from those estimated. Actual results can differ significantly from simulated results if, for example, market conditions and management strategies vary from the assumptions used in the analysis. The actual prepayments and withdrawals experienced by the bank after a change in interest rates could deviate significantly from those assumed in calculating the data shown in the table. Adjustable-rate loans, for example, commonly have provisions limiting changes in interest rates each time the interest rate changes and on a cumulative basis over the life of the loan. Also, the renewal or repricing of some assets and liabilities can be discretionary and subject to competitive and other pressures. The ability of borrowers to service their debt could diminish after an interest rate increase. Therefore, the gap table above does not and cannot necessarily indicate the actual future impact of general interest movements on net interest income.

     Management also uses an earnings simulation model to assess interest rate sensitivity, which estimates the effect on net interest income and net income assuming various interest rate changes – or “rate shocks” – such as changes of plus or minus 100 basis points or plus 200 basis points. As noted above, during 2003 the bank changed its classification of savings accounts from repricing in the over the one year category to repricing within three months. This change moved the bank from an asset–sensitive position to a liability-sensitive position in the one-year time frame. The bank also incorporated caps and floors on rates into the simulation model to more accurately reflect interest rate movements. Consequently, at year-end 2003 the earnings simulation model predicts a decrease in net interest income and net income assuming interest rates increase, and a slight increase if rates decrease. Being in a liability-sensitive position would dictate an earnings decrease if rates rise. With interest rates at historical lows, and floors set on deposit rates, the model predicts a slight earnings increase if rates drop 100 basis points. Prior year’s model did not incorporate caps and floors and considered savings rates as non-sensitive within a one-year time frame. The bank’s goal is to limit earnings at risk to 15% of projected net income over a one year time period assuming a plus or minus shift of 100 basis points in interest rates. The table to follow shows the predicted effect on net income over one year under the earnings simulation model assuming interest rate changes of plus or minus 100 and plus 200 basis points. This analysis is based on numerous assumptions, including relative levels of market interest rates, loan prepayments, and reactions of depositors to changes in interest rates. The earnings simulation model’s predictions of the effect of rate changes on net income must not be relied upon as being indicative of actual results. Further, it does not necessarily contemplate all actions we might undertake in response to interest rate changes. Management continues to seek non-interest income opportunities and seeks to control expenses in an effort to offset these possible fluctuations in net income.

	Effect of a Change in Interest Rates on Net Income Over a 12-Month Period
(Dollars in thousands)	2003		2002
+ 200 basis points	$(364)	-11.8%	$286	9.7%
+ 100 basis points	$(239)	-7.7%	$187	6.3%
- 100 basis points	$6	0.2%	$(208)	-7.0%

     First National Bank also has longer-term interest rate risk exposure, which may not be appropriately measured by earnings sensitivity analysis. Longer-term interest rate risk exposure can be measured using an “economic value of equity” sensitivity analysis. The economic value of equity sensitivity analysis involves discounting cash flows on the balance sheet to present value assuming various interest rate levels. The discounted present value of all cash flows represents the bank’s economic value of equity. The analysis requires modifying the expected cash flows in each interest rate scenario, which affects the discounted present value. We have not performed economic value of equity sensitivity analyses in the past. We are in the process of establishing limits for economic value of equity at risk, and we expect to incorporate this sensitivity analysis into our asset/liability function in 2004 and beyond.

Results of Operations

     First National Bank derives substantially all of its income from banking and bank-related services, including interest earnings on residential real estate, commercial real estate, commercial, and consumer loans and investment securities along with fee income from deposit services. National Bancshares Corporation’s business consists almost exclusively of acting as holding company for the bank. First National Bank’s business is not complex: the bank gathers deposits and it makes loans, principally in Wayne, Stark, and Medina Counties, Ohio. With the acquisition of Peoples Financial completed in April 2002, First National Bank is now solidly established in Stark County.

     Net income declined 10.8% from 2001 to 2002, and increased 17.2% from 2002 to 2003. The principal difference between 2001 and 2002 was the continued decline in interest rates and the acquisition of Peoples Federal in April 2002, which has already been discussed at length. These factors also affected the bank in 2003. The acquisition of Peoples Federal not only increased First National Bank’s total assets and its total loans and deposits, it also contributed to an increase in many expense categories, including salary and benefits for the additional staff, data processing fees and net occupancy expenses, and depreciation expense, as well as increased professional fees included in the “other” expense category. The other most noteworthy factor about 2002 was the write off a large commercial construction credit, which occurred in the fourth quarter of 2002. That accounts for the increase in the provision for loan losses from $40 thousand in 2001 to $1.6 million in 2002.

     Interest and fees on loans increased $2.9 million or 32.5% in 2002 because of the higher average loan volumes attributable to the April 2002 addition of Peoples Federal’s loan portfolio to First National Bank’s. Despite higher average volume in 2003, interest and fees on loans decreased $1.1 million or 9.5% as average yields dropped from 6.96% to 5.79%. Interest and fees on loans in 2003 was also negatively impacted by a $450 thousand acceleration of a purchase accounting adjustment (PAA) related to Peoples Federals’ loans. A PAA was made at the time of the acquisition to adjust the loans acquired from Peoples Federal to market. The PAA is amortized over the average life of the acquired loans. As more Peoples Federal’s loans were paid off or refinanced during 2003 than expected, the PAA was adjusted. Interest on taxable investment securities declined 5.7% in 2002 and increased 6.9% in 2003. The decline in 2002 was due to a decrease in average volume. The increase in 2003 was due principally to higher average volume. Interest on nontaxable obligations of states and political subdivisions also declined in 2002 and increased in 2003. While rates continued to fall during 2002 and 2003, the average volume of nontaxable obligations increased during 2003. The steady decline of interest rates to historically low levels in 2002 and 2003 also affected the bank’s interest expense on deposits, which declined in both of those years. Interest expense on borrowings increased by 197% in 2002 and 35% in 2003 because of the FHLB advances assumed by First National Bank in the April 2002 acquisition of Peoples Federal. Net interest income increased 28% in 2002 and 2.6% in 2003. The Peoples Federal acquisition contributed greatly to the 28% increase in net interest income in 2002. Continued decreases in rates in 2002 and 2003 contributed to the reduction in net yield on interest-earning assets from 4.89% in 2001 to 4.69% in 2002 and 4.34% in 2003.

     Average Balances, Interest Rates and Yields. The average balances of our interest-earning assets and interest-bearing liabilities, interest earned on assets and interest cost of liabilities for the periods indicated, and the average yields earned and rates paid are presented in the table to follow. Yields are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are daily averages.

	Year Ended December 31,
	2003			2002			2001
	Daily			Daily			Daily
	Average		Average	Average		Average	Average		Average
(Dollars in Thousands)	Balance	Interest	Yield/cost (3)	Balance	Interest	Yield/cost (3)	Balance	Interest	Yield/cost (3)
Assets
Interest earning assets:
Investment securities:
Taxable	$55,445	$3,124	5.94%	$46,075	$2,893	6.52%	$47,532	$3,039	6.53%
Nontaxable (tax equivalent basis)	19,742	1,421	7.26%	15,826	1,288	8.19%	18,253	1,523	8.37%
Federal funds sold	8,233	86	1.04%	8,614	136	1.58%	8,469	354	4.18%
Interest bearing deposits	998	62	6.21%	1,434	88	6.14%	1,991	122	6.13%
Net loans (including nonaccrual loans)	187,180	10,834	5.79%	172,159	11,974	6.96%	110,418	9,037	8.18%

Total interest earning assets	271,598	15,527	5.72%	244,108	16,379	6.71%	186,663	14,075	7.54%

All other assets	22,250			20,245			13,037

Total Assets	$293,848			$264,353			$199,700

Liabilities and Shareholders’ Equity
Interest bearing liabilities
Deposits:
Interest bearing checking	$35,072	$207	0.59%	$32,431	$366	1.13%	$29,163	$427	1.46%
Savings	84,620	844	1.00%	68,618	1,348	1.96%	44,117	1,119	2.54%
Time, $100,000 and over	11,286	362	3.21%	12,895	464	3.60%	12,581	654	5.20%
Time, other	70,699	1,603	2.27%	68,125	2,207	3.24%	48,092	2,477	5.15%
Other funds purchased	20,342	724	3.56%	17,432	543	3.11%	6,917	277	4.00%

Total interest bearing liabilities	222,019	3,740	1.68%	199,501	4,928	2.47%	140,870	4,954	3.52%

Demand deposits	33,807			29,675			26,344
Other liablities	3,165			3,004			1,543
Shareholders’ equity	34,857			32,173			30,943

Total Liabilities and Shareholders’ Equity	$293,848			$264,353			$199,700

Net interest income (tax equivalent basis)		$11,787			$11,451			$9,121

Interest rate spread (1)			4.04%			4.24%			4.02%
Net yield on interest-earning assets (2)			4.34%			4.69%			4.89%
Ratio of average interest-earning assets to average interest-bearing liabilities			122.33%			122.36%			132.51%

(1)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(2)	Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

(3)	Average yields are computed using annualized interest income and expense for the periods.

     Rate/Volume Analysis. Changes in interest income and interest expense attributable to (1) changes in volume (changes in average volume multiplied by prior year rate), and (2) changes in rates (changes in rate multiplied by prior year average volume) are shown in the table to follow. Increases and decreases due to both rate and volume have been allocated proportionally to the change due to volume and the change due to rate.

	Changes in net interest income			Changes in net interest income
	for the year ended			for the year ended
	December 31,2003			December 31,2002
	2003 versus 2002			2002 versus 2001
	Increase (Decrease)			Increase (Decrease)
	Due to Changes In			Due to Changes In
			Net			Net
(Dollars in thousands)	Volume	Rate	Change	Volume	Rate	Change
Interest Income
Investment securities:
Taxable	$588	($357)	$231	($93)	($53)	($146)
Nontaxable (tax equivalent basis)*	319	(186)	133	(203)	(32)	(235)
Federal funds sold	(6)	(44)	(50)	6	(224)	(218)
Interest bearing deposits	(27)	1	(26)	(34)	0	(34)
Loans (including nonaccrual loans)	1,045	(2,185)	(1,140)	5,053	(2,116)	2,937

Total interest Income (tax equivalent basis)*	$1,919	($2,771)	($852)	$4,729	($2,425)	$2,304

Interest Expense
Deposits
Interest bearing checking	$30	($189)	($159)	$48	($109)	($61)
Savings	314	(818)	(504)	621	(392)	229
Time, $100,000 and over	(58)	(44)	(102)	16	(206)	(190)
Time, other	83	(687)	(604)	1,032	(1,302)	(270)
Other funds purchased	91	90	181	421	(155)	266

Total interest Expense	$460	($1,648)	($1,188)	$2,138	($2,164)	($26)

Changes in net interest income (tax equivalent basis)*	$1,459	($1,123)	$336	$2,591	($261)	$2,330

* Tax equivalence based on highest statutory tax rates of 34%

     Noninterest income grew both in 2002 and in 2003, but at a significantly lower rate in 2003. Occasional sales of investment securities and loans contribute to noninterest income, but in First National Bank’s case the largest consistent contributors to noninterest income are fees charged on checking accounts and “other” noninterest income, which includes safety deposit box rents and other miscellaneous fees and collections.

     Noninterest expenses are the cost of doing business. They include salaries and employee benefits, data processing fees, occupancy and depreciation and maintenance expenses, along with miscellaneous other expenses. Noninterest expenses grew 23.4% in 2002 compared to 2001, attributable to higher salary and employee benefit, data processing, net occupancy, and other expenses related to the acquisition of Peoples Financial Corporation. Noninterest expenses grew by 14.3% in 2003 compared to 2002, due mainly to higher salaries and benefits, amortization of intangibles and other miscellaneous expenses. The bank restructured a number of areas during 2003 to support current growth, and better position the organization for future growth. This involved hiring additional lending and support staff. Our efficiency ratio for 2001 was 65.7%, improving slightly to 64.1% in 2002 and increasing to 71.2% in 2003. The efficiency ratio is essentially a measurement of how much it costs to produce an additional dollar of net income. A bank can manage interest rate changes but it cannot control them. A bank can, however, exercise some control over its noninterest expenses. Although there isn’t universal agreement about how an efficiency ratio should be calculated, with slight variations from one user to the next, we calculate our efficiency ratio simply by dividing noninterest expenses by the sum of net interest income and non-interest income. An efficiency ratio of 71% means it costs about 71 cents to produce an additional dollar of net income. Achieving the optimal efficiency ratio (the lower the better) requires careful control of noninterest expenses, but perhaps even more importantly it requires active capitalization on the banking franchise those noninterest expenses support, including robust loan growth and accumulation of low-cost deposits.

Critical Accounting Policies

     National Bancshares’ consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America – GAAP – and follow general practices within the industry in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments based on information available as of the date of the consolidated financial statements, affecting the amounts reported in the financial statements and accompanying notes. Certain policies necessarily require greater reliance on the use of estimates, assumptions, and judgments. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the consolidated financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management, including the use of internal cash-flow modeling techniques. National Bancshares’ most significant accounting policies are presented in Note 1 of the consolidated financial statements. Management considers the allowance for loan losses and the valuation of securities to be the most subjective and the most susceptible to change as circumstances and economic conditions change.

     Allowance for Loan Losses. An allowance for loan losses recorded under GAAP is an institution’s best estimate within a range of the probable amount of loans that – based on current information and events – the institution will be unable to collect. The amount of the allowance is a product of management’s judgment and it is inevitably imprecise. Estimating the allowance requires significant judgment and the use of estimates related to many factors, including the amount and timing of future cash flows on problem loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which are susceptible to significant change. Although management believes that the allowance for loan losses was adequate at December 31, 2003, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy and employment could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process bank regulatory agencies periodically review a bank’s loan loss allowance. The Office of the Comptroller of the Currency (OCC) could require the recognition of additions to the loan loss allowance based on the OCC’s judgment of information available to it at the time of its examination of First National Bank.

     Valuation of Securities. The portfolio of available-for-sale securities is reported at fair value. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments. Available-for-sale and held-to-maturity securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment, such as the length of time the fair value has been below cost, the expectation for that security’s performance, the credit worthiness of the issuer, and the bank’s ability to hold the security to maturity. A decline in value that is considered to be other-than-temporary would be recorded as a loss within noninterest income in the consolidated statements of income.

New Accounting Pronouncements

     Adoption of New Accounting Standards: During 2003, the Company adopted FASB Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities, FASB Statement 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, FASB Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, and FASB Interpretation 46, Consolidation of Variable Interest Entities. Adoption of the new standards did not materially affect the Company’s operating results or financial condition.

     Statement 149 indicates that commitments to make mortgage loans should be accounted for as derivatives if the loans are to be held for sale, because the commitment represents a written option and accordingly is recorded at the fair value of the option liability.

     Statement 150 requires reporting mandatorily redeemable shares as liabilities, as well as obligations not in the form of shares to repurchase shares that may require cash payment and some obligations that may be settled by issuing a variable number of equity shares.

     Statement 132 (revised 2003) requires additional disclosures about the assets, obligations, cash flows of defined benefit pension and post-retirement plans, as well as the expense recorded for such plans.

     Interpretation 45 requires recognizing the fair value of guarantees made and information about the maximum potential payments that might be required, as well as the collateral or other recourse obtainable.Interpretation 45 covers guarantees such as standby letters of credit, performance guarantees, and direct or indirect guarantees of the indebtedness of others, but not guarantees of funding.

     Interpretation 46, as revised in December 2003, changes the accounting model for consolidation from one based on consideration of control through voting interests. Whether to consolidate an entity will now also consider whether that entity has sufficient equity at risk to enable it to operate without additional financial support, whether the equity owners in that entity lack the obligation to absorb expected losses or the right to receive residual returns of the entity, or whether voting rights in the entity are not proportional to the equity interest and substantially all the entity’s activities are conducted for an investor with few voting rights.

CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002

	2003	2002
ASSETS
Cash and due from the banks	$11,506,999	$10,010,654
Federal funds sold	—	6,315,000

Total cash and cash equivalents	11,506,999	16,325,654
Interest-bearing time deposits with other banks	999,048	997,185
Securities available for sale	67,189,563	52,364,712
Securities held to maturity (fair value: 2003 - $17,300,084; 2002 - $18,985,565)	16,603,556	18,441,685
Federal bank stock	2,771,350	2,689,450
Loans, net of allowance for loan losses: 2003 - $1,603,568; 2002 - $1,604,200	187,056,241	190,559,663
Premises and equipment, net	4,737,018	4,816,253
Goodwill	4,723,075	4,723,075
Identified intangible assets	1,654,086	1,929,734
Accrued interest receivable	1,622,090	1,495,506
Other assets	2,386,349	2,407,248

	$301,249,375	$296,750,165

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Noninterest-bearing	$38,821,286	$35,852,184
Interest-bearing	204,026,005	203,445,043

Total deposits	242,847,291	239,297,227
Repurchase agreements	2,786,848	3,006,221
Federal Reserve note account	319,563	1,000,000
Federal Home Loan Bank advances	17,034,291	17,205,743
Accrued expenses and other liabilities	3,456,647	3,050,924

Total liabilities	266,444,640	263,560,115
Shareholders’ equity
Common stock, no par value; 6,000,000 shares authorized; 2,289,528 shares issued	11,447,640	11,447,640
Additional paid-in capital	4,689,800	4,689,800
Accumulated other comprehensive income	2,006,889	1,739,751
Retained earnings	17,849,899	16,502,352
Treasury stock, at cost (55,040 shares)	(1,189,493)	(1,189,493)

Total shareholders’ equity	34,804,735	33,190,050

	$301,249,375	$296,750,165

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Interest and dividend income
Loans, including fees	$10,833,688	$11,974,356	$9,036,841
Federal funds sold	85,635	136,263	353,756
Securities:
Taxable	3,186,618	2,980,610	3,160,784
Nontaxable	937,868	849,924	1,005,366

Total interest and dividend income	15,043,809	15,941,153	13,556,747
Interest expense
Deposits	3,016,172	4,384,154	4,677,652
Short-term borrowings	6,996	13,551	98,275
Federal Home Loan Bank advances	716,848	530,069	178,430

Total interest expense	3,740,016	4,927,774	4,954,357

Net interest income	11,303,793	11,013,379	8,602,390
Provision for loan losses	245,000	1,569,402	40,000

Net interest income after provision for loan losses	11,058,793	9,443,977	8,562,390
Noninterest income
Checking account fees	752,833	754,341	656,441
Gain on sale of loans	115,982	8,409	43,750
Securities gains, net	72,290	182,324	97,003
Other	590,915	512,957	348,044

Total noninterest income	1,532,020	1,458,031	1,145,238
Noninterest expense
Salaries and employee benefits	4,844,909	4,338,987	3,517,438
Data processing fees	794,932	738,643	627,799
Net occupancy expense	404,489	345,858	216,709
Depreciation - furniture and fixtures	353,601	327,634	237,967
Franchise taxes	321,824	302,880	314,869
Maintenance and repairs	267,261	238,735	197,234
Amortization of intangibles	275,647	145,227	52,330
Other	1,877,853	1,560,810	1,238,759

Total noninterest expense	9,140,516	7,998,774	6,403,105

Income before income taxes	3,450,297	2,903,234	3,304,523
Income tax expense	806,746	648,460	777,320

Net income	$2,643,551	$2,254,774	$2,527,203

Weighted average common shares outstanding	2,234,488	2,228,510	2,230,013

Basic and diluted earnings per common share	$1.18	$1.01	$1.13

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2003, 2002 and 2001

			Accumulated
		Additional	Other			Total
	Common	Paid-in	Comprehensive	Retained	Treasury	Shareholders’
	Stock	Capital	Income	Earnings	Stock	Equity
Balance at January 1, 2001	$11,447,640	$4,689,800	$(127,139)	$14,292,805	$(1,363,777)	$28,939,329
Comprehensive income:
Net income				2,527,203		2,527,203
Other comprehensive income			911,436			911,436

Total comprehensive income						3,438,639
Cash dividends declared ($.52 per share)				(1,158,687)		(1,158,687)
Shares issued under dividend reinvestment plan (2,905 shares)				(40,386)	87,738	47,352
Purchase of 20,856 treasury shares					(344,445)	(344,445)

Balance at December 31, 2001	11,447,640	4,689,800	784,297	15,620,935	(1,620,484)	30,922,188
Comprehensive income:
Net income				2,254,774		2,254,774
Other comprehensive income			955,454			955,454

Total comprehensive income						3,210,228
Cash dividends declared ($.54 per share)				(1,203,946)		(1,203,946)
Shares issued under dividend reinvestment plan (14,295 shares)				(169,411)	430,991	261,580

Balance at December 31, 2002	11,447,640	4,689,800	1,739,751	16,502,352	(1,189,493)	33,190,050
Comprehensive income:
Net income				2,643,551		2,643,551
Other comprehensive income			267,138			267,138

Total comprehensive income						2,910,689
Cash dividends declared ($.58 per share)				(1,296,004)		(1,296,004)

Balance at December 31, 2003	$11,447,640	$4,689,800	$2,006,889	$17,849,899	$(1,189,493)	$34,804,735

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities
Net income	$2,643,551	$2,254,774	$2,527,203
Adjustments to reconcile net income to net cash from operating activities
Provision for loan losses	245,000	1,569,402	40,000
Depreciation, amortization and accretion	685,769	443,887	160,688
Federal Home Loan Bank stock dividend	(81,900)	(64,300)	(51,500)
Gain on sale of loans	(115,982)	(8,409)	(43,750)
Net security gains	(72,290)	(182,324)	(97,003)
Change in other assets and liabilities	140,078	(771,589)	(108,410)

Net cash from operating activities	3,444,226	3,241,441	2,427,228
Cash flows from investing activities
Net change in interest-bearing deposits with banks	(1,863)	996,826	(4,571)
Securities held to maturity
Proceeds from maturities and repayments	2,412,599	3,610,036	4,581,349
Purchases	(636,911)	(7,917,091)	(504,500)
Securities available for sale
Proceeds from maturities and repayments	8,442,092	9,881,758	17,576,405
Proceeds from sales	2,071,143	5,317,609	134,171
Purchases	(24,668,182)	(13,587,788)	(12,902,383)
Purchase of Federal Bank Stock	—	(450,550)	—
Cash paid for acquisition, net of cash received	—	(1,123,425)	—
Capital expenditures	(461,306)	(580,424)	(691,077)
Proceeds from sale of loans	5,432,154	1,195,026	1,598,277
Net change in loans to customers	(2,057,750)	4,558,543	(10,923,657)

Net cash from investing activities	(9,468,024)	1,900,520	(1,135,986)
Cash flow from financing activities
Net change in deposits	3,550,064	5,782,993	(2,494,290)
Net change in short-term borrowings	(899,810)	472,331	(1,030,893)
Repayments of Federal Home Loan Bank advances	(171,452)	(4,413,550)	(1,238,279)
Dividends paid	(1,273,659)	(1,179,743)	(1,183,402)
Dividends reinvested	—	261,580	47,352
Purchase of treasury shares	—	—	(344,445)

Net cash from financing activities	1,205,143	923,611	(6,243,957)

Net change in cash and cash equivalents	(4,818,655)	6,065,572	(4,952,715)
Beginning cash and cash equivalents	16,325,654	10,260,082	15,212,797

Ending cash and cash equivalents	$11,506,999	$16,325,654	$10,260,082

Supplemental disclosures
Cash paid for interest	$3,817,233	$4,964,995	$5,329,612
Cash paid for income taxes, net of refunds	940,000	591,091	770,000
Non-cash items:
Securities transferred from held to maturity to available for sale	$—	$—	$30,661,985

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments, carrying value of intangible assets and fair values of certain securities are particularly subject to change.

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

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 7 to 39 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 7 years.

Bank Owned Life Insurance: The Corporation has purchased life insurance policies on its directors. Life insurance is recorded at its cash surrender value, or the amount that can be realized.

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

The Corporation also has intangible assets associated with a prior branch acquisition, including unidentified intangibles of $173,000 and $203,000 and core deposit value of $14,000 and $31,000 at year-end 2003 and 2002. Management does not believe that this purchase constituted a business combination and therefore is continuing to amortize the unidentified intangible asset.

Long-term Assets: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

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

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards: During 2003, the Company adopted FASB Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities, FASB Statement 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, FASB Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, and FASB Interpretation 46, Consolidation of Variable Interest Entities. Adoption of the new standards did not materially affect the Company’s operating results or financial condition.

Statement 149 indicates that commitments to make mortgage loans should be accounted for as derivatives if the loans are to be held for sale, because the commitment represents a written option and accordingly is recorded at the fair value of the option liability.

Statement 150 requires reporting mandatorily redeemable shares as liabilities, as well as obligations not in the form of shares to repurchase shares that may require cash payment and some obligations that may be settled by issuing a variable number of equity shares.

Statement 132 (revised 2003) requires additional disclosures about the assets, obligations, cash flows of defined benefit pension and post-retirement plans, as well as the expense recorded for such plans.

Interpretation 45 requires recognizing the fair value of guarantees made and information about the maximum potential payments that might be required, as well as the collateral or other recourse obtainable. Interpretation 45 covers guarantees such as standby letters of credit, performance guarantees, and direct or indirect guarantees of the indebtedness of others, but not guarantees of funding.

Interpretation 46, as revised in December 2003, changes the accounting model for consolidation from one based on consideration of control through voting interests. Whether to consolidate an entity will now also consider whether that entity has sufficient equity at risk to enable it to operate without additional financial support, whether the equity owners in that entity lack the obligation to absorb expected losses or the right to receive residual returns of the entity, or whether voting rights in the entity are not proportional to the equity interest and substantially all the entity’s activities are conducted for an investor with few voting rights.

Reclassifications: Certain items in the prior year financial statements were reclassified to conform to the current presentation.

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

NOTE 2 - ACQUISITION

On October 2, 2001, the Company entered into an Agreement and Plan of Merger to acquire Peoples Financial Corporation (Peoples Financial), located in Massillon, Ohio. Under the terms of the agreement, the Corporation paid $12.25 in cash for each of the 1,234,085 outstanding shares of Peoples Financial. The aggregate transaction value was $15.1 million. The merger was consummated on April 3, 2002 and was accounted for as a purchase. As such, Peoples Financial’s results of operations from the effective date of the acquisition are included in the Corporation’s 2002 income statements. Peoples Federal Savings and Loan Association, the wholly-owned subsidiary of Peoples Financial, was merged into First National Bank, Orrville, the wholly-owned subsidiary of the Corporation.

Identified intangible assets totaling $728,000 were recognized and have average useful lives of 7 to 10 years and the amortization is not tax deductible. Goodwill of $4,723,000 represents the acquisition cost in excess of book value of $5,561,000, less adjustment to reflect fair values of $1,154,000 net of tax, plus merger related expenses of $316,000.

NOTE 3 - SECURITIES

Year-end securities are as follows:

	Gross	Gross
	Unrealized	Unrealized	Fair
	Gains	Losses	Value
Available for Sale
2003
U.S. Government and federal agency	$730,120	$(19,375)	$24,952,062
State and municipal	175,194	—	2,436,996
Corporate bond and notes	1,924,041	(79,437)	36,825,636
Mortgage backed	317,735	—	2,122,466

Total debt securities	3,147,090	(98,812)	66,337,160
Equity securities	26,013	(33,550)	852,403

Total	$3,173,103	$(132,362)	$67,189,563

2002
U.S. Government and federal agency	$1,244,835	$(317)	$21,019,263
State and municipal	146,698	—	2,420,694
Corporate bonds and notes	1,589,612	(158,648)	26,902,346

Total debt securities	2,981,145	(158,965)	50,342,303
Equity securities	85,573	(271,766)	2,022,409

Total	$3,066,718	$(430,731)	$52,364,712

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

NOTE 3 - SECURITIES (Continued)

		Gross	Gross
	Carrying	Unrecognized	Unrecognized	Fair
	Value	Gains	Losses	Value
Held to Maturity
2003
State and municipal	$16,603,556	$712,328	$(15,800)	$17,300,084

2002
State and municipal	$18,441,685	$688,144	$(144,264)	$18,985,565

Sales of available for sale securities were as follows:

	2003	2002	2001
Proceeds	$2,071,143	$5,317,609	$134,701
Gross gains	234,331	227,679	97,003
Gross losses	162,041	45,355	—

Contractual maturities of debt securities at year-end 2003 were as follows:

	Available for Sale	Held to Maturity
	Fair	Carrying	Fair
	Value	Value	Value
Due in one year or less	$4,380,096	$361,973	$368,920
Due from one to five years	21,616,532	2,601,577	2,755,716
Due from five to ten years	30,642,362	4,769,947	4,990,198
Due after ten years	9,698,170	8,870,059	9,185,250

Total	$66,337,160	$16,603,556	$17,300,084

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

NOTE 3 - SECURITIES (Continued)

Securities with unrealized losses at year end 2003 not recognized in income are as follows:

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Loss	Value	Loss	Value	Loss
Government and Federal Agency	$1,979,375	$(19,375)	$—	$—	$1,979,375	$(19,375)
State and Municipal	316,346	(1,832)	1,720,120	(13,968)	2,036,466	(15,800)
Corporate bonds and notes	10,645,436	(79,437)	—	—	10,645,436	(79,437)
Equity securities	—	—	213,642	(33,550)	213,642	(33,550)

Total temporarily impaired	$12,941,157	$(100,644)	$1,933,762	$(47,518)	$14,874,919	$(148,162)

Unrealized losses have not been recognized into income because the issuer(s) securities are of high credit quality, management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to increases in market interest rates or normally expected market pricing fluctuations. The fair value of debt securities is expected to recover as the bond(s) approach their maturity date and/or market rates decline.

Securities pledged at year-end 2003 and 2002 had carrying values of $25,811,397 and $26,654,000, and were pledged to secure public deposits and repurchase agreements.

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

NOTE 4 - LOANS

Loans at year-end were as follows:

	2003	2002
Collateralized by real estate:
Commercial	$39,349,045	$28,747,949
Residential	101,291,447	118,834,883
Home equity	14,008,018	12,555,738
Construction	5,131,685	2,065,964

	159,780,195	162,204,534
Other:
Consumer	4,828,644	4,847,264
Commercial	21,374,911	21,631,567
Credit cards	1,263,565	1,276,587
Other	1,821,016	2,570,767

	189,068,331	192,530,719
Unearned and deferred income	(408,522)	(366,856)
Allowance for loan losses	(1,603,568)	(1,604,200)

Total	$187,056,241	$190,559,663

Activity in the allowance for loan losses for the year was as follows:

	2003	2002	2001
Beginning balance	$1,604,200	$1,321,152	$1,343,124
Provision for loan losses	245,000	1,569,402	40,000
Loans charged-off	(267,485)	(1,545,986)	(86,182)
Recoveries	21,853	15,103	24,210
Allowance of acquired institution	—	244,529	—

Ending balance	$1,603,568	$1,604,200	$1,321,152

Loans charged off in 2002 consisted primarily of one commercial relationship which was determined to be uncollectible and charged off in the fourth quarter of 2002.

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

NOTE 4 - LOANS (Continued)

Impaired loans were as follows:

	2003	2002
Year-end loans with no allocated allowance for loan losses	$125,502	$—
Year-end loans with allocated allowance for loan losses	251,081	1,436,332
Amount of the allowance for loan losses allocated	100,000	215,450
Average of impaired loans during the year	$837,670	$571,240
Interest income recognized during impairment	362	26,104
Cash-basis interest income recognized	362	26,104

Loans past due over 90 days and still accruing interest at year-end 2003 and 2002 were $51,749 and $334,774. Nonaccrual loans for the same periods were $1,379,857 and $1,612,778. Non-performing loans consist primarily of residential real estate, commercial and consumer loans.

NOTE 5 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2003	2002
Land	$1,114,306	$1,114,306
Buildings	5,418,947	5,355,995
Furniture, fixtures and equipment	4,525,832	4,550,729

	11,059,085	11,021,030
Less: Accumulated depreciation	6,322,067	6,204,777

	$4,737,018	$4,816,253

Depreciation included in noninterest expense was $540,541, $493,649 and $338,036 in 2003, 2002 and 2001.

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

NOTE 6 - DEPOSITS

Year-end deposits were as follows:

	2003	2002
Demand, noninterest-bearing	$38,821,286	$35,852,184
Demand, interest-bearing	38,922,973	34,396,647
Savings	86,636,381	82,091,395
Time, $100,000 and over	11,210,884	11,760,381
Time, other	67,255,767	75,196,620

	$242,847,291	$239,297,227

A summary of time deposits at year-end 2003 by maturity follows:

2004	$52,586,370
2005	13,252,701
2006	8,433,766
2007	4,000,598
2008 and thereafter	193,216

$78,466,651

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

     At year-end, advances from the Federal Home Loan Bank were as follows:

	2003	2002
Maturity in 2010, fixed rate at 6.26%, convertible to variable rate if 3-month LIBOR is at or above predetermined conversion rate level	$1,000,000	$1,000,000
Maturities in 2010 and 2011, fixed rate at 4.60% to 5.79%, convertible to variable rates at the option of the FHLB at various dates through 2004	16,034,291	16,205,743

Total	$17,034,291	$17,205,743

Each advance is payable at its maturity date; advances may be paid prior to maturity with a prepayment penalty. As collateral for the advances, the Bank has approximately $91,949,000 million of first mortgage loans available under a blanket lien arrangement at year-end 2003.

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES (Continued)

Required principal payments are:

	Rate
2010	5.00 to 6.26%	$11,022,186
2011	4.60 to 5.12%	6,012,105

		$17,034,291

NOTE 8 - REPURCHASE AGREEMENTS

Repurchase agreements generally mature within thirty days from the transaction date. Information concerning repurchase agreements is summarized as follows:

	2003	2002
Average balance during the year	$2,845,520	$3,919,776
Average interest rate during the year	0.13%	0.17%
Maximum month-end balance during the year	3,385,869	4,775,461

NOTE 9 - BENEFIT PLANS

The Corporation has a 401(k) retirement plan that covers substantially all employees. The plan allows employees to contribute up to a predetermined amount, subject to certain limitations, with the Corporation matching 50% of contributions up to 6% of an employee’s pay. Discretionary contributions may also be made to the plan. Total matching and discretionary contributions made by the Corporation during 2003, 2002 and 2001 amounted to $137,656, $133,947 and $111,636.

The Corporation has an Employee Stock Purchase Incentive Plan for full-time and most part-time employees. Under the Plan, each employee is entitled to receive a cash payment equal to 20% of the purchase price of Corporation common stock acquired by the employee on the open market, up to a maximum of 100 shares per calendar year. Expense recognized in 2003, 2002 and 2001 amounted to $4,755, $2,256 and $3,011.

The Corporation has a director retirement and death benefit plan for the benefit of all members of the Board of Directors. The plan is designed to provide an annual retirement benefit to be paid to each director upon retirement from the Board and attaining age 70. The retirement benefit provided to each director is an annual benefit equal to $1,000 for each year of service on the Board from and after August 24, 1994. In addition, each director has the option of deferring

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

NOTE 9 - BENEFIT PLANS (Continued)

any portion of directors’ fees to a maximum of $5,000 per month until retirement. Expense recognized in 2003, 2002 and 2001 for the director retirement and death benefit plan was $48,898, $ 47,088 and $36,804.

NOTE 10 - INCOME TAXES

The components of deferred taxes were as follows:

	2003	2002

Deferred tax assets:
Bad debts	$385,083	$360,332
Deferred loan fees	136,631	122,036
Core deposit intangibles	38,251	39,473
Deferred compensation	207,369	178,971
Investment in financial stock fund	19,900	—

Total	787,234	700,812

Deferred tax liabilities:
Securities accretion	57,305	65,726
Depreciation	258,360	211,908
Federal Home Loan Bank stock dividends	397,290	369,444
Investment in financial stock fund	—	30,436
Purchase accounting adjustments	717,083	820,687
Unrealized securities gains	1,033,851	896,236

Total	2,463,889	2,394,437

Net deferred tax asset (liabilities)	$(1,676,655)	$(1,693,625)

Federal income tax laws provided that the 2002 acquired entity could claim additional bad debt deductions through 1987, totaling $1.9 million. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $646,000 at December 31, 2003. If First National were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed.

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

NOTE 10 - INCOME TAXES (Continued)

The components of income tax expense are as follows:

	2003	2002	2001

Currently payable	$961,331	$474,567	$760,750
Deferred	(154,585)	173,893	16,570

Total	$806,746	$648,460	$777,320

The following is a reconciliation of income tax at the federal statutory rate to the effective rate of tax on the financial statements:

	Years Ended December 31,

	2003		2002		2001

	Rate	Amount	Rate	Amount	Rate	Amount

Tax at federal statutory rate	34%	$1,173,101	34%	$987,100	34%	$1,123,538
Tax-exempt income	(10)	(331,423)	(9)	(300,078)	(10)	(339,366)
Other	(1)	(34,932)	(1)	(38,562)	—	(6,852)

Income tax expense	23%	$806,746	24%	$648,460	24%	$777,320

NOTE 11 - RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 2003 were as follows:

Beginning balance	$3,418,557
New loans	1,648,847
Repayments	(1,690,410)

Ending balance	$3,376,994

Unused commitments to these related parties totaled $2,255,000 at year-end 2003. Related party deposits totaled $4,347,000 and $5,327,000 at year-end 2003 and 2002.

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

NOTE 12 - REGULATORY MATTERS

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

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions, asset growth and expansion are limited and capital restoration plans are required. The Corporation and the Bank are considered well capitalized for regulatory purposes. Management is not aware of any matters after December 31, 2003 that would cause its capital category to change.

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

NOTE 12 - REGULATORY MATTERS (Continued)

Actual and required capital amounts and ratios are presented below at year-end.

					To Be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions

(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

2003
Total capital to risk-weighted assets
Consolidated	$28,013	13.59%	$16,487	8.00%	$20,609	10.00%
Bank	26,902	13.09	16,435	8.00	20,544	10.00
Tier 1 capital to risk-weighted assets
Consolidated	26,398	12.81	8,243	4.00	12,365	6.00
Bank	25,298	12.31	8,218	4.00	12,327	6.00
Tier 1 capital to average assets
Consolidated	26,398	9.04	11,685	4.00	14,607	5.00
Bank	25,298	8.68	11,657	4.00	14,571	5.00
2002
Total capital to risk-weighted assets
Consolidated	$26,527	13.58%	$15,628	8.00%	$19,535	10.00%
Bank	24,362	12.59	15,482	8.00	19,353	10.00
Tier 1 capital to risk-weighted assets
Consolidated	24,923	12.76	7,814	4.00	11,721	6.00
Bank	22,758	11.76	7,741	4.00	11,612	6.00
Tier 1 capital to average assets
Consolidated	24,923	8.61	11,574	4.00	14,468	5.00
Bank	22,758	7.91	11,503	4.00	14,379	5.00

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

NOTE 13 - COMMITMENTS, CONTINGENCIES AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

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

Financial instruments with off-balance-sheet risk were as follows at year-end:

	2003	2002

Unused lines of credit	$46,316,300	$35,860,000
Letters of credit	821,000	998,000

Of the above unused lines of credit for 2003, approximately $5,044,000 pertains to fixed-rate commitments, and variable-rate commitments account for approximately $41,273,000. In addition, rates on unused lines of credit range from 3.00% to 16.90%.

The Corporation was required to have approximately $2,961,000 and $2,705,000 of cash on hand or on deposit with the Federal Reserve Bank at year-end 2003 and 2002. These balances do not earn interest.

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end:

	2003		2002

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial assets
Cash and cash equivalents	$11,506,999	$11,507,000	$16,325,654	$16,326,000
Interest-bearing deposits	999,048	999,000	997,185	1,000,000
Securities available for sale	67,189,563	67,190,000	52,364,712	52,365,000
Securities held to maturity	16,603,556	17,300,000	18,441,685	18,986,000
Federal bank stock	2,771,350	2,771,000	2,689,450	2,689,000
Loans, net	187,056,241	187,116,000	190,559,663	195,398,000
Accrued interest receivable	1,622,090	1,622,000	1,495,506	1,496,000
Financial liabilities
Deposits	(242,847,291)	(243,461,000)	(239,297,227)	(239,938,000)
Short-term borrowings	(3,106,411)	(3,106,000)	(4,006,221)	(4,006,000)
Federal Home Loan Bank advances	(17,034,291)	(18,373,000)	(17,205,743)	(17,546,000)
Accrued interest payable	(454,790)	(455,000)	(532,007)	(532,000)

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

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

NOTE 15 — OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows.

	2003	2002	2001

Unrealized holding gains on available-for-sale securities	$477,045	$1,629,982	$1,343,599
Cumulative effect of adopting new accounting standard	—	—	134,368
Less reclassification adjustment for gains later recognized in income	(72,290)	(182,324)	(97,003)

Net unrealized gains	404,755	1,447,658	1,380,964
Tax effect	(137,617)	(492,204)	(469,528)

Other comprehensive income	$267,138	$955,454	$911,436

NOTE 16 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial statements for National Bancshares Corporation (parent only) are as follows:

BALANCE SHEETS

	December 31,

	2003	2002

Assets
Cash	$781,087	$600,316
Investment in Bank subsidiary	33,704,009	31,025,731
Securities available for sale	660,711	1,817,490
Other assets	—	59,341

Total assets	$35,145,807	$33,502,878

Liabilities and shareholders’ equity
Dividends payable	$335,173	$312,828
Other liabilities	5,899	—
Shareholders’ equity	34,804,735	33,190,050

Total liabilities and shareholders’ equity	$35,145,807	$33,502,878

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
(Continued)

STATEMENTS OF INCOME

	Years ended December 31,
	2003	2002	2001

Income
Dividends from Bank subsidiary	$—	$12,200,000	$2,851,398
Other dividends	25,210	25,970	28,715
Securities gains, net	110,607	148,002	97,003

Total income	135,817	12,373,972	2,977,116
Expenses
Miscellaneous expense	(30,049)	(52,296)	(33,100)
Undistributed equity in (distributions in excess of) net income of Bank subsidiary	2,537,783	(10,066,902)	(416,813)

Net income	$2,643,551	$2,254,774	$2,527,203

STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2003	2002	2001

Cash flows from operating activities
Net income	$2,643,551	$2,254,774	$2,527,203
Adjustments to reconcile net income to net cash from operating activities:
Distributions in excess of (equity in undistributed) net income of Bank subsidiary	(2,537,783)	10,066,902	416,813
Net security gains	(110,607)	(148,002)	(97,003)
Change in other assets and liabilities	—	141,192	(141,192)

Net cash from operating activities	(4,839)	12,314,866	2,705,821
Cash flows from investing activities
Purchase of securities	—	—	(112,500)
Sales of securities	1,459,269	227,562	134,171
Cash paid for acquisition (net of cash received)	—	(14,733,013)	—

Net cash from investing activities	1,459,269	(14,505,451)	21,671
Cash flows from financing activities
Dividends paid	(1,273,659)	(1,179,743)	(1,183,402)
Dividends reinvested	—	261,580	47,352
Purchase of treasury shares	—	—	(344,445)

Net cash from financing activities	(1,273,659)	(918,163)	(1,480,495)

Net increase (decrease) in cash	180,771	(3,108,748)	1,246,997
Cash, beginning of year	600,316	3,709,064	2,462,067

Cash, end of year	$781,087	$600,316	$3,709,064

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

NOTE 17 - QUARTERLY FINANCIAL DATA (UNAUDITED)

				Basic and
				Diluted
	Interest	Net Interest	Net	Earnings
	Income	Income	Income	per share

2003
First quarter	$3,974,571	$2,992,145	$806,646	$0.36
Second quarter	3,926,619	2,926,329	799,626	0.36
Third quarter	3,744,193	2,839,220	636,946	0.28
Fourth quarter	3,398,426	2,546,099	400,333	0.18
2002
First quarter	$3,007,388	$2,153,796	$729,777	$0.33
Second quarter	4,397,461	2,898,126	680,516	0.31
Third quarter	4,291,593	2,943,490	874,757	0.39
Fourth quarter	4,244,711	3,017,967	(30,276)	(0.02)

During the fourth quarter 2002, management charged off one large commercial credit and identified other losses in the portfolio which required an additional provision. This was the primary reason for the decline in 2002 fourth quarter net income and earnings per share.

During the fourth quarter of 2003, the Company accelerated the purchase accounting adjustment on loans related to the acquisition in 2002 by approximately $450,000. This impacted the Company’s net interest income, net income and earnings per share for the fourth quarter of 2003.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
National Bancshares Corporation
Orrville, Ohio

We have audited the accompanying consolidated balance sheets of National Bancshares Corporation as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bancshares Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Columbus, Ohio
January 27, 2004

Price Range of Common Stock

     National Bancshares common stock is traded on the OTC Bulletin Board® under the symbol “NBOH.” The OTC Bulletin Board® is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter equity securities. A summary of the high and low prices of and cash dividends paid on National Bancshares common stock in 2002 and 2003 follows. This information does not reflect retail mark-up, mark-down or commissions, and does not necessarily represent actual transactions.

2003	High	Low	Dividends Per Share

First Quarter	$23.00	$21.75	$.14
Second Quarter	22.65	21.85	.14
Third Quarter	25.05	23.00	.15
Fourth Quarter	25.00	23.25	.15

2002	High	Low	Dividends Per Share

First Quarter	$17.50	$15.00	$.13
Second Quarter	21,00	17.25	.13
Third Quarter	20.50	19.20	.14
Fourth Quarter	22.75	19.85	.14

     Information regarding the limitations on dividends available to be paid is located in Note 12 to the Consolidated Financial Statements included herein.

Shareholder Information

Corporate Office
National Bancshares Corporation
112 West Market Street, P.O. Box 57
Orrville, OH 44667
www.fnborrville.com

Stock Trading Information

The shares of common stock of National Bancshares Corporation are traded on the OTC Bulletin Board® The ticker symbol for National Bancshares Corporation is “NBOH,” The Corporation had 973 shareholders of record as of December 31, 2003.

Form 10-K

A copy of the Corporation’s 2003 Annual Report on Form 10-K as filed with the SEC will be furnished free of charge to shareholders upon written request to the company.

Shareholder Assistance

National Bancshares Corporation
Shareholder Services Department
(330) 682-1030
egerber@fnborrville.com

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948
invrelations@rtco.com
www.rtco.com

     National Bancshares Corporation has a Dividend Reinvestment Plan and a Dividend Direct Deposit Plan available at no cost. Please contact Registrar and Transfer Company for enrollment.

DIRECTORS

Charles J. Dolezal
Chairman, President,
Chief Executive Officer
National Bancshares
Corporation
First National Bank

Sara Steinbrenner Balzarini
Former Member of
Management Committee
Contours, Ltd.

Bobbi Douglas
Executive Director
STEPS at Liberty Center
Every Woman’s House

John W. Kropf
Attorney
Kropf., Wagner,
Hohenberger & Lutz, L.L.P.

Steve Schmid
President
Smith Daily Products, Inc.

John E. Sprunger
President
Kidron Auction, Inc.

Howard J. Wenger
President
Wenger Excavating, Inc.
Lake Region Oil, Inc.
Northstar Asphalt, Inc.

James F. Woolley
Chief Executive Officer
R.W. Screw Products, Inc.

Albert Yeagley
Director, Corporate
Quality Assurance
The J.M. Smucker Company

Robert F. Gumz
Director Emeritus

OFFICERS

National Bancshares Corporation

Charles J. Dolezal
President

Kenneth R. VanSickle
Senior Vice President, Secretary

Lawrence Cardinal, Jr.
Vice President, Treasurer

First National Bank

Charles J. Dolezal
President

CONTROL
Lawrence Cardinal, Jr.
Vice President & Controller

Jim Huntsberger
Assistant Vice President,
Asset/Liability Manager

Angela Smith
Assistant Controller

LENDING
Scott Holmes
Assistant Vice President,
Mortgage Loan
Department Manager

Suzanne Hudson
Credit Analyst

Dean Karhan
Assistant Vice President,
Commercial Loan Officer

Patty Massaro
Loan Officer

Steve Riddick
Vice President,
Commercial Banking

Darrell Smucker
Vice President,
Commercial Banking

Kenneth R. VanSickle
Senior Vice President.
Chief Loan Officer

Carol Yoder
Assistant Vice President,
Consumer Loan
Department Manager

OPERATIONS
Robert Woodruff
Vice President & Cashier

Jan Zacharias
Operations Officer

HUMAN RESOURCES
Jane Miller
Administrative Officer,
Human Resources

Jackie Samsa
Assistant Vice President,
Manager of
Human Resources

SALES & BUSINESS
DEVELOPMENT

Harold D. Berkey
Vice President of
Customer Services

Vanessa Brower
Director of Sales Training
and Development

John D. Shultz, Jr.
Vice President,
Commercial Banking
Downtown Massillon Office

Vicki Slater
Director of Marketing

INTERNAL AUDIT
Tammy Starkey
Auditor

SECURITY/ COMPLIANCE

Ron Armentroul
Assistant Vice President,
Security Officer,
Compliance Officer

OFFICE
ADMINISTRATION

Kathy Barnes
Assistant Vice President,
Mortgage Loan Originator
Midway Office

Paul Bayus
Assistant Vice President,
Manager Lodi Office

Carolyn Forrer
Administrative Officer,
Manager Main Office Lobby

Karen Haueter
Assistant Vice President,
Manager Smithville and
Midway Offices

Michelle Kieffaber
Loan Officer, Dalton Office

James Kuschmeader
Assistant Vice President,
Manager Seville Office

Susan Kutz
Administrative Officer,
Manager West High Office

Betty Lyon
Assistant Vice President,
Manager Dalton Office

Matt Miller
Assistant Vice President,
Manager Mt. Eaton Office

Linda Ricker
Assistant Vice President,
Loan Officer
Downtown Massillon Office

Jerry Schmidt
Loan Officer
Downtown Massillon Office

Valerie Stein
Assistant Vice President,
Manager Kidron Office

Cindy Wagner
Assistant Vice President,
Manager Downtown
Massillon Office

Sue Weygandt
Assistant Vice President,
Manager Mayflower Office

OFFICES

Main Office
112 West Market St.
Orrville
(330) 682-1010

West High Office
1320 West High St.
Orrville
(330) 682-2881

Northside Office
1720 North Main St.
Orrville
(330) 682-2342

Cleveland Road Office
1725 Cleveland Rd.
Wooster
(330) 263-1725

Dalton Office
12 West Main St.
Dalton
(330) 828-2227

Kidron Office
4934 Kidron Rd.
Kidron
(330) 857-3101

Lodi Office
06 Ainsworth St.
Lodi
(330) 948-1414

Downtown Massillon Office
211 Lincoln Way East
Massillon
(330) 832-7441

Mayflower Office
2312 Lincoln Way N.W.
Massillon
(330) 833-1622

Massillon Marketplace Office
1 Massillon Marketplace Dr. S.W.
Massillon
(330) 837-2582

Midway Office
U.S. Rt. 30 at Co. Rd. 44
Apple Creek
(330) 264-8070

Mt. Eaton Office
15974 East Main St.
Mt. Eaton
(330) 857-4301 or
(330) 359-5476

Seville Office
121 Greenwich Rd.
Seville
(330) 769-3105

Smithville Office
153 East Main St.
Smithville
(330) 669-2611

112 West Market Street
Orrville, Ohio 44667
(330) 682-1010

www.fnborrville.com

Member FDIC Equal Housing Lender