Form 10-K, Exhibit 13
period 2004-12-31
NATIONAL BANCSHARES CORP /OH/
filed 2005-03-29
CIK 790362

Exhibit 13

National Bancshares Corporation
Annual Report to Security Holders
for the
fiscal year ended
December 31, 2004

(See Attached)

Looking to the Future

DEAR SHAREHOLDERS
 As the year 2004 came to a close, we experienced growth in many areas of the Company. From the financial perspective, National Bancshares reached new highs in earnings and total assets. Net income of over $2.9 million increased $267 thousand, or 10.1%, above that of the previous year. This increase was driven by growth in both net interest income and non-interest income. A number of balance sheet totals posted gains as well. Total assets reached over $308 million, growing $7.2 million, or 2.4%, above the end of 2003. Total loans grew $9.7 million, or 5.2%, while total deposits increased $5.7 million, or 2.3%, above December 31, 2003.

Cash dividends declared for the year 2004 amounted to 61¢ per share. This is a 5.2% increase over the previous year. This continues our long history of increasing cash dividends for over 35 consecutive years. The market value of our common stock increased approximately 13.4% during the course of 2004. Our stock, which is traded on the OTC market, is handled by a number of brokerage firms. A list of these firms can be found on the OTC website, www.otcbb.com. Just input our ticker symbol, NBOH, and click on Depth/LII.

As the competitive scene in the markets we serve changed during the past year, we added sales staff and continued the extensive training programs we embarked upon in 2003. Responsibility lines were shifted in the organization to support faster and more effective decision-making and execution of customer service. We will continue to change the organizational structure to meet the needs of a changing marketplace. We are analyzing the service demands of our customers on an ongoing basis to ensure we have the products and services to meet their needs. Several new products were recently unveiled with several more to be introduced soon, including Online Bill Payment which will enhance our online banking service. We also continue to seek opportunities to expand our service area either within our current markets or in new geographic markets.

During the past several years we have seen a number of changes in the regulatory environment in which we operate. This includes changes from how banking regulators review and analyze banks to the Sarbanes-Oxley Act enacted in 2002. This congressionally mandated act imposes new regulatory requirements on all SEC reporting companies. As an SEC filer, we are bound by the provisions of this new law. It requires extensive documentation and testing of internal control procedures as well as a host of other requirements. We estimate our cost of meeting the requirements of this new law to be in excess of $100,000. Hopefully, efficiencies and operational cost savings will be identified in the process of meeting these requirements.

As we enter 2005 we see an improving business environment and a better overall economy. The Federal Open Market Committee gradually increased short-term interest rates in 2004 to keep the economy from growing too quickly and to control inflation. Even though there has been upward pressure on energy and food prices lately, the inflation outlook continues to be moderate. Although short-term interest rates have increased somewhat, long-term interest rates have actually moved down slightly, resulting in a flatter yield curve. If a flat yield curve is sustained for an extended period of time, it can present a challenge for banks to sustain their net interest margin. We are optimistic as we enter 2005 and embrace the opportunities this new year presents. We look forward to keeping you, as shareholders, in a growing and profitable community bank.

Charles Dolezal
President and Chairman

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
Financial Position

			Percentage
(Year End Balances)	2004	2003	Change

Total Assets	$308,424,929	$301,249,375	2.38%
Deposits	248,522,476	242,847,291	2.34%
Loans-Net	196,724,596	187,056,241	5.17%
Investment Securities	76,327,029	83,793,119	(8.91)%
Shareholders’ Equity	35,319,321	34,804,735	1.48%

Summary of Operations
Net Interest Income	$11,965,677	$11,303,793	5.86%
Net Income	2,910,740	2,643,551	10.11%
Regular Cash Dividends	1,363,038	1,296,004	5.17%
Net Income Per Share	1.30	1.18	10.17%
Cash Dividends Per Share	0.61	0.58	5.17%
Book Value Per Share	15.81	15.58	1.48%
About Our Cover: The following managers are featured top row, left to right, Sue Weygandt, Mayflower Office; Carolyn Forrer, Main Office Lobby; Cindy Wagner, Downtown Massillon Office; and James Kuschmeader, Seville Office. Second Row, Dean Karhan, Cleveland Road Office; Susan Kutz, West High Office; Paul Bayus, Lodi Office; and Valerie Stein, Kidron Office. Third Row, Betty Lyon, Dalton Office; Matt Miller, Mt. Eaton Office; Carol Yoder, Main Office Consumer Loan Department; and Karen Haueter, Smithville and Midway Offices.
National Bancshares Corporation is a one-bank holding company with assets of $308 million. First National Bank, its subsidiary, is headquartered in Orrville, Ohio. Serving Wayne County, southern Medina County, western Stark County and parts of Holmes County through fourteen banking offices, First National Bank offers a variety of personal and commercial deposit and lending services.

SELECTED FINANCIAL DATA
The summary financial information to follow is not a substitute for National Bancshares Corporation’s consolidated financial statements, notes to the consolidated financial statements, and other detailed financial information we provide elsewhere in this document. You should read the entire document, including the consolidated financial statements, the notes to the consolidated financial statements, and the Financial Review. We derived the following data from National Bancshares’ audited consolidated financial statements for the fiscal years ended December 31, 2000 through 2004.

	As of or For the Years Ended December 31,

	2004	2003	2002	2001	2000

Income Statement Data:
Interest Income	$15,311,999	$15,043,809	$15,941,153	$13,556,747	$14,214,579
Interest Expense	3,346,322	3,740,016	4,927,774	4,954,357	5,410,266

Net Interest Income	11,965,677	11,303,793	11,013,379	8,602,390	8,804,313
Provision for Loan Losses	177,500	245,000	1,569,402	40,000	62,500

Net Interest Income After Provision for Loan Losses	11,788,177	11,058,793	9,443,977	8,562,390	8,741,813
Noninterest Income	1,895,313	1,532,020	1,458,031	1,145,238	849,467
Noninterest Expense	9,897,462	9,140,516	7,998,774	6,403,105	6,318,759

Income Before Income Taxes	3,786,028	3,450,297	2,903,234	3,304,523	3,272,521
Income Tax Expense	875,288	806,746	648,460	777,320	717,250

Net Income	$2,910,740	$2,643,551	$2,254,774	$2,527,203	$2,555,271

Balance Sheet Data:
Cash and Due from Banks	$11,756,454	$11,506,999	$10,010,654	$6,935,082	$7,077,797
Investment Securities	76,327,029	83,793,119	70,806,397	60,843,655	68,021,052
Loans-Net	196,724,596	187,056,241	190,559,663	116,880,804	107,551,674
Deposits	248,522,476	242,847,291	239,297,227	159,519,295	162,013,585
Borrowings	21,679,242	20,140,702	21,211,964	5,741,697	8,010,869
Shareholders’ Equity	35,319,321	34,804,735	33,190,050	30,922,188	28,939,329
Total Assets	308,424,929	301,249,375	296,502,555	197,763,446	200,792,706
Per Common Share Data:
Net Income	$1.30	$1.18	$1.01	$1.13	$1.14
Cash Dividends	0.61	0.58	0.54	0.52	0.50
Book Value	15.81	15.58	14.85	13.93	12.92
Weighted Average Number of Shares Outstanding	2,234,488	2,234,488	2,228,510	2,230,013	2,240,534

SELECTED FINANCIAL DATA

	As of or For the Years Ended December 31,

	2004	2003	2002	2001	2000

Selected Data:
Return on Average Equity	8.29%	7.58%	7.01%	8.17%	9.08%
Return on Average Assets	0.97%	0.90%	0.85%	1.27%	1.30%
Dividend Payout Percentage	46.83%	49.03%	53.40%	45.85%	43.82%
Efficiency Ratio(1)	71.41%	71.21%	64.14%	65.69%	65.45%
Full Time Equivalent Staff	136	133	122	103	103
Average Total Assets to Full Time Equivalent Staff	$2,214,226	$2,209,383	$2,166,827	$1,938,835	$1,902,022
Asset Quality Ratios:
Allowance for Loan Losses to Ending Total Loans	0.89%	0.85%	0.83%	1.12%	1.23%
Net Loan Charge-offs to Average Loans	0.01%	0.13%	0.89%	0.06%	0.03%
Capital Ratios:
Average Equity to Average Assets	11.65%	11.86%	12.17%	15.49%	14.36%
Leverage Ratio(2)	9.41%	9.04%	8.61%	14.98%	14.53%
Total Risk-Based Capital Ratio(2)	13.73%	13.59%	13.58%	22.71%	22.22%

(1)	The efficiency ratio is calculated by dividing noninterest expenses by the sum of net interest income and non-interest income.
(2)	Computed in accordance with Comptroller of the Currency and FDIC guidelines.
The following table shows quarterly results of operations for 2004 and 2003.

			Provision	Income		Basic and
			For	Before		Diluted
	Interest	Net Interest	Loan	Income	Net	Earnings
(Unaudited)	Income	Income	Losses	Taxes	Income	Per Share

2004
First quarter	$3,776,566	$3,005,542	$47,500	$1,131,312	$829,998	$0.37
Second quarter	3,786,272	2,925,382	85,000	861,227	656,179	0.29
Third quarter	3,813,203	2,951,300	45,000	764,954	593,893	0.27
Fourth quarter	3,935,958	3,083,453	—	1,028,535	830,670	0.37
2003
First quarter	$3,974,571	$2,992,145	$35,000	$1,073,950	$806,646	$0.36
Second quarter	3,926,619	2,926,329	50,000	1,076,993	799,626	0.36
Third quarter	3,744,193	2,839,220	70,000	826,683	636,946	0.28
Fourth quarter	3,398,426	2,546,099	90,000	472,671	400,333	0.18
During the fourth quarter of 2003, the Corporation accelerated the purchase accounting adjustment on loans related to the acquisition in 2002 by approximately $450,000. This impacted the Corporation’s net interest income, income before income taxes, net income and earnings per share for the fourth quarter of 2003.

FINANCIAL REVIEW
This financial review is intended to assist the reader in evaluating the performance of National Bancshares Corporation for the years ended December 31, 2004, 2003 and 2002. This information should be read in conjunction with the consolidated financial statements and accompanying notes to the financial statements.
Forward Looking Statement
The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. Forward-looking statements can be identified by terminology such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “should,” “will,” “plans,” “potential” and similar words. Forward-looking statements are also statements that are not statements of historical fact. Forward-looking statements necessarily involve risks and uncertainties. They are merely predictive or statements of probabilities, involving known and unknown risks, uncertainties and other factors. If one or more of these risks or uncertainties occurs or if the underlying assumptions prove incorrect, actual results in 2005 and beyond could differ materially from those expressed in or implied by the forward-looking statements.
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
Financial Condition
Loans. National Bancshares’ total assets increased by 2.4% and net loans increased by $9.7 million or 5.2% from 2003 to 2004, principally due to the $7.7 million increase in commercial real estate loans and the $4.3 million increase in home equity loans. The Bank experienced a net decline in residential real estate mortgages of $3.6 million due to payoffs, pay downs and loan sales of approximately $3.0 million during 2004. At the end of 2003 residential mortgage loans secured by 1-4 family real estate constituted 54% of First National Bank’s total loans, compared to 49% by the end of 2004. Commercial real estate loans increased from 21% to 24% of the Bank’s total loans from year-end 2003 to 2004. A home equity promotion during 2004 resulted in an increase of $4.3 million or 30.4% in home equity loans. We also made changes to the home equity product during 2004 to make it more competitive in the marketplace.
With the acquisition of Peoples Financial Corporation in 2002, and its subsidiary, Peoples Federal Savings and Loan Association of Massillon (Peoples Federal), located in Stark County, the Bank entered a new market. Peoples Federal’s primary lending activity consisted of the origination of conventional mortgage loans secured by one-to-four family homes. To diversify the loan portfolio and take advantage of the opportunities in the market place, the Bank hired seasoned commercial loan officers to focus on our current and new market areas. During 2004, commercial real estate loans increased $7.7 million or 19.6% over year-end 2003.
First National Bank’s loan policy provides that loans in any one of three broad categories of lending products may constitute up to 60% of the total loan portfolio: commercial loans, real estate loans and commercial real estate loans. Consumer loans may constitute up to 50% and agricultural and unsecured loans may constitute up to 10% of the total loan portfolio. As noted above, the major changes in the loan portfolio were an increase in commercial real estate loans and home equity loans, offset by a decline in residential real estate loans. Construction, consumer and credit card loans also increased, offset by declines in commercial and other loans. Construction loans, which are short term by nature, increased by $1.2 million or 23.3%. At the end of the construction period a construction loan migrates from the construction loan category to another, such as commercial real estate, if First National Bank provides permanent financing. The sharp decline in real estate construction loans by

FINANCIAL REVIEW
the end of the year 2002 is attributable principally to a large commercial construction loan that was written off in 2002. Consumer loans, which consist primarily of automobile loans, increased $0.6 million or 11.5% during 2004 due to an interest rate promotion. Other loans, which consist mostly of tax-free industrial development bond loans, decreased $0.1 million or 8.1% to $1.7 million due to paydowns. The composition of the bank’s loan portfolio in dollar amounts and in percentages at the end of each of the last five fiscal years was as follows.

	Loan Portfolio Composition at December 31,

	2004		2003		2002		2001		2000

	$	%	$	%	$	%	$	%	$	%

Type of Loan:
Collateralized by real estate:
Commercial	$47,080,983	24%	$39,349,045	21%	$28,747,949	15%	$23,933,475	20%	$27,005,236	25%
Residential	97,694,011	49%	101,291,447	54%	118,834,883	62%	53,522,228	45%	42,063,386	38%
Home equity	18,272,212	9%	14,008,018	7%	12,555,738	6%	9,426,924	8%	8,612,004	8%
Construction	6,326,884	3%	5,131,685	3%	2,065,964	1%	4,769,337	4%	1,011,188	1%

	169,374,090	85%	159,780,195	85%	162,204,534	84%	91,651,964	77%	78,691,814	72%
Other:
Consumer	5,385,953	3%	4,828,644	3%	4,847,264	3%	5,224,468	5%	7,151,394	7%
Commercial	21,196,523	10%	21,374,911	11%	21,631,567	11%	18,050,801	15%	19,850,559	18%
Credit cards — unsecured	1,363,725	1%	1,263,565	0%	1,276,587	1%	1,227,172	1%	1,188,297	1%
Other	1,673,031	1%	1,821,016	1%	2,570,767	1%	2,249,271	2%	2,273,180	2%

Total Loans	198,993,322	100%	189,068,331	100%	192,530,719	100%	118,403,676	100%	109,155,244	100%
Less:
Unearned and deferred income	(505,428)		(408,522)		(366,856)		(201,720)		(260,446)
Allowance for loan losses	(1,763,298)		(1,603,568)		(1,604,200)		(1,321,152)		(1,343,124)

Net Loans	$196,724,596		$187,056,241		$190,559,663		$116,880,804		$107,551,674

Net loans as a percent of total assets	63.78%		62.09%		64.22%		59.10%		53.56%
At the end of 2004 total agricultural loans were not significant, amounting to approximately $4.5 million. About $3.9 million of that amount consists of loans collateralized by farmland, which is included in the $47.1 million commercial loans secured by real estate. The remainder, $0.6 million, consists of loans for agricultural production and other loans to farmers, and that figure is included in the $21.2 million figure for commercial loans (not collateralized by real estate). Ranked by Standard Industry Classification — or SIC — codes, the industries most represented among First National Bank’s commercial borrowers include operators of nonresidential buildings, operators of dwellings other than apartment buildings and operators of apartment buildings, in that order, accounting for approximately 5.36%, 3.08%, and 2.50% of the total loans at year-end 2004, respectively.
Conventional mortgage loans secured by 1-4 family real estate are long-term assets and in many cases have a fixed interest rate. The vast majority of loans added to First National Bank’s portfolio by the acquisition of Peoples Federal were fixed-rate residential mortgage loans, but their number has declined since the merger as these fixed-rate loans have steadily been sold into the secondary market, have been refinanced elsewhere or paid off. Approximately 43% of the portfolio of conventional mortgage loans secured by 1-4 family and multifamily real estate at year-end 2004 was adjustable rate. First National Bank’s fixed-rate conventional mortgage loans are originated with loan documenta-

FINANCIAL REVIEW
tion that permits their sale to Freddie Mac. The Bank’s policy is to classify all fixed rate mortgage loans as “Held for Sale or Held to Maturity” at the time the loans are originated. The classification will be based upon several factors such as the loan’s interest rate and term, the Bank’s liquidity position, the interest rate environment and general economic market conditions.
The first table to follow presents maturity information for the loan portfolio at year-end 2004, without taking into account prepayments or unscheduled principal repayments. Loans are shown as maturing based on contractual maturities. The second table shows the dollar amount of all loans due after December 31, 2004 that have pre-determined interest rates and the dollar amount of all loans due after December 31, 2004 that have floating or adjustable rates.

	Loan Portfolio Maturity at December 31, 2004

			5 years or
	0 to 1 year*	1 to 5 years	more	Total

Amount due:
Collateralized by real estate:
Commercial	$7,482,271	$20,111,367	$19,487,345	$47,080,983
Residential	10,737,584	36,544,612	50,411,815	97,694,011
Home equity	—	54,262	18,217,950	18,272,212
Construction	1,944,313	1,653,942	2,728,629	6,326,884
Consumer loans	2,035,231	3,333,327	17,395	5,385,953
Commercial	6,495,624	6,939,158	7,761,741	21,196,523
Credit cards	1,363,725	—	—	1,363,725
Other	528,979	772,608	371,444	1,673,031

Total	$30,587,727	$69,409,276	$98,996,319	$198,993,322

*	Loans due on demand and overdrafts are included in the amount due in one year or less.

	Fixed Rate	Adjustable Rate	Total

Collateralized by real estate:
Commercial	$3,590,153	$43,490,830	$47,080,983
Residential	55,784,165	41,909,846	97,694,011
Home equity	—	18,272,212	18,272,212
Construction	641,070	5,685,814	6,326,884
Consumer loans	5,053,069	332,884	5,385,953
Commercial	4,185,386	17,011,137	21,196,523
Credit cards	1,055,807	307,918	1,363,725
Other	1,673,031	—	1,673,031

Total	$71,982,681	$127,010,641	$198,993,322

Allowance for Loan Losses. As explained in Note 1 of the consolidated financial statements, the allowance for loan losses is a valuation allowance for probable incurred credit losses that have not yet been confirmed, increased by the provision for loan losses and decreased by charge-offs less recoveries. The allowance for loan losses is the sum of components recognized and measured either: (1) according to Statement of Financial Accounting Standards (SFAS) 5, “Accounting for Contingencies,” for pools of homogenous loans, or (2) according to SFAS 114,

FINANCIAL REVIEW
“Accounting by Creditors for Impairment of a Loan,” for loans the bank considers impaired based upon individual loan review. Management determines the necessary allowance balance using the bank’s loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.
Loans Analyzed Individually. Determining the loan loss allowance begins with the bank’s assessment of credit risk for loans analyzed individually. Individual loans are assigned credit-risk grades based on the bank’s assessment of conditions affecting a borrower’s ability to satisfy its contractual obligation under the loan agreement. The assessment process includes reviewing a borrower’s current financial information, historical payment experience, credit documentation, public information, and other information specific to each borrower. Loans reviewed individually are reviewed at least annually, or more frequently if management becomes aware of information affecting a borrower’s ability to fulfill its obligation. All loans over $200 thousand or to customers whose aggregate total loans exceed $200 thousand are reviewed individually, except for first mortgage loans on a borrower’s personal residence. Loans or customers with balances under $200 thousand may also be reviewed individually if considered necessary by the board or management. Likewise, all commercial lending relationships over $200 thousand are ranked according to risk at least annually, but a risk ranking may change at any point during the year if the credit relationship changes. In addition, a qualified independent third party performs loan reviews annually on all aggregate loan relationships of $500 thousand or greater with a sampling of loan relationships between $200 thousand and $500 thousand. Loans analyzed individually are ranked as follows –

Pass loans are loans that are considered satisfactory, with lower than average risk and low probability of serious financial deterioration on the borrower’s part	Watch loans are loans that are performing according to the terms of the loan agreement but that nevertheless require enhanced management supervision because of factors such as an unusual payment history or a weakened financial condition on the borrower’s part

Special-Mention loans have more than average risk, with identified potential weaknesses that deserve management’s close attention. Left uncorrected, the potential weaknesses could result in deterioration of repayment prospects. In the case of a commercial borrower for example, potential weaknesses could include adverse trends in the borrower’s operations or adverse economic or market conditions that could affect the borrower in the future	Substandard loans are inadequately protected by the current financial condition and paying capacity of the borrower or by any collateral securing the loan. Substandard loans have a well-defined weakness or weaknesses jeopardizing collection of the debt in full, with a distinct possibility of loss if the weakness or weaknesses are not corrected. Although a loan may be classified substandard even if payments are not 90 days or more past due, if payments are 90 days or more past due the loan will be classified as substandard if not adequately collateralized, if not ranked even lower

FINANCIAL REVIEW

Doubtful loans have all the weaknesses inherent in those classified as substandard, with the added characteristic that existing facts, conditions, and values make collection or liquidation in full highly questionable and improbable. The possibility of loss is extremely high, but because of factors that could work to the borrower’s advantage classification of the “doubtful” loan as “loss” is deferred	Loans classified as Loss are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. When a bank classifies an asset as “loss,” the bank is required either to establish an allowance for losses equal to 100% of that portion of the asset so classified or to charge off that amount

If it is probable that the bank will be unable to collect all principal and interest due on a loan — and that the loan is therefore impaired — management measures the amount of impairment using the loan’s expected future cash flows (discounted at the loan’s effective interest rate), or the fair value of the underlying collateral if loan repayment is expected to come from the sale or operation of the collateral. First National Bank considers larger loans ranked doubtful or loss to be impaired. Substandard, special mention, and watch loans are not considered impaired. Impairment is evaluated in total for smaller-balance loans of similar nature — such as residential mortgage, consumer, and credit card loans — and on an individual loan basis for other loans. If a loan is impaired, a portion of the loan loss allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral.
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
As of December 31, 2004, 2003, and 2002 classified assets were as follows –

	Classified assets at December 31,

	2004		2003		2002

		Percent of		Percent of		Percent of
	Amount	total loans	Amount	total loans	Amount	total loans

Classified loans:
Special mention	$6,189,953	3.1%	$3,126,131	1.7%	$2,333,281	1.2%
Substandard	3,340,416	1.7%	3,994,474	2.1%	4,351,773	2.3%
Doubtful	731,900	0.4%	383,495	0.2%	9,878	0.0%
Loss	—	0.0%	—	0.0%	6,512	0.0%

Total classified loans	$10,262,269	5.2%	$7,504,100	4.0%	$6,701,444	3.5%
Other classified assets	—	0.0%	—	0.0%	—	0.0%

Total classified assets	$10,262,269	5.2%	$7,504,100	4.0%	$6,701,444	3.5%

FINANCIAL REVIEW
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
Under SFAS 5, loans are segmented into groups of loans having similar risk characteristics based on purpose, loan type, and collateral, for example commercial loans, residential mortgage loans, home equity loans, and consumer loans. Losses inherent in pools of loans are estimated using average historical losses over a period of years for loans of those types, but with adjustments to account for changes in loan policies, changes in underwriting or loan recovery practices, changes in prevailing economic conditions, changes in the nature or volume of the loan portfolio, and changes in other internal and external factors. Loans secured by real estate — particularly residential mortgage loans — generally have less credit risk than other types of loans. Representing a significant portion of the bank’s loan portfolio before the acquisition of Peoples Federal, loans secured by real estate are still a dominant portion of the portfolio.
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
First National Bank’s allowance for loan losses as a percentage of total loans declined significantly in 2002, and increased slightly in 2003 and again in 2004. The ratio of the loan loss allowance to loan losses increased in 2003 and 2004 with a decrease in loan losses. The ratio of classified assets to the sum of tier 1 capital plus the allowance for loans losses increased in 2003 and 2004. The reduction in the allowance for loan losses as a percentage of total loans from 1.12% at year-end 2001 to 0.83%, 0.85% and 0.89% for the years-ended 2002, 2003 and 2004 was due mainly to the 63% increase in total loans arising out of the acquisition of Peoples Federal in 2002, which maintained a relatively small loan loss allowance because the vast majority of its loan assets consisted of residential mortgage loans. The ratio of classified assets to the sum of tier 1 capital plus the allowance for loans losses increased from about 25% at the end of 2002 to 26% at the end of 2003, and 36% at the end of 2004 due to continued weakness in the local economy and deterioration in the financial circumstances of some of the bank’s commercial borrowers which has led to more loans being classified.
Loan review and monitoring is vital to establishment of an appropriate loan loss allowance and to proper credit administration and risk management generally. Bank growth over the past several years outpaced the evolution of the bank’s credit administration and oversight functions, which developed over time in a somewhat informal way as many community banking organizations’ functions do. Until the Peoples Federal acquisition in 2002, First National Bank was a community banking organization in the truest sense, with many of the bank’s customers known to the bank’s management by name. In a typical community bank, management is personally familiar with the credit factors that support customers’ loans, including the financial circumstances of commercial borrowers’ organizations, the quality of real estate collateral supporting loans, and similar factors. Although First National Bank remains a community banking organization, management recognizes that — as a significantly larger institution having a broader geographic reach than its historical core market in Orrville — the bank must make more formal and systematic its credit administration, loan review, and associated functions. As part of this ongoing effort, an

FINANCIAL REVIEW
additional credit analyst was engaged in 2003, and loan reporting and documentation processes were enhanced to instill greater discipline into the credit administration and oversight functions. During 2004 a qualified independent third party was engaged to perform loan reviews. Management plans on utilizing a third party on an annual basis to perform loan reviews.
Loans deemed uncollectible are charged against the allowance for loan losses. But even after a loan is charged off, the bank nevertheless attempts recovery when possible. Recoveries of previously charged-off amounts are credited to the allowance for loan losses. Transactions in the allowance for loan losses are summarized in the table to follow.

	Year Ended December 31,

	2004	2003	2002	2001	2000

Loan loss allowance, beginning of period	$1,603,568	$1,604,200	$1,321,152	$1,343,124	$1,308,630
Loans charged off:
Collateralized by real estate:
Commercial	—	—	—	20,007	—
Residential	24,003	—	—	—	—
Home equity	—	—	—	—	—
Construction	—	—	1,475,906	—	—
Consumer	24,605	9,923	21,943	21,006	34,510
Commercial	—	237,526	23,431	38,730	8,720
Credit cards	20,154	20,036	24,706	6,439	13,507
Other	—	—	—	—	—

Total loans charged off	68,762	267,485	1,545,986	86,182	56,737

Recoveries of loans previously charged off:
Collateralized by real estate:
Commercial	—	—	—	—	—
Residential	—	—	—	1,451	707
Home equity	—	—	—	—	—
Construction	—	—	—	—	—
Consumer	1,772	8,840	12,151	20,937	24,986
Commercial	41,230	7,320	2,300	1,218	2,002
Credit cards	7,990	5,693	652	604	1,036
Other	—	—	—	—	—

Total recoveries	50,992	21,853	15,103	24,210	28,731

Net loans recovered (charged off)	(17,770)	(245,632)	(1,530,883)	(61,972)	(28,006)
Provision charged to operations	177,500	245,000	1,569,402	40,000	62,500
Allowance of acquired institution	—	—	244,529	—	—

Loan loss allowance, end of period	$1,763,298	$1,603,568	$1,604,200	$1,321,152	$1,343,124

Loans outstanding:
Average	$194,032,000	$187,180,000	$172,159,000	$110,418,000	$104,856,000
End of period	198,993,322	189,068,331	192,530,719	118,403,676	109,155,244
Ratio of allowance for loan losses to total loans outstanding at end of period	0.89%	0.85%	0.83%	1.12%	1.23%
Net recoveries (charge offs) to average loans	(0.01)%	(0.13)%	(0.89)%	(0.06)%	(0.03)%

FINANCIAL REVIEW
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

	Allocation of the Allowance for Loan Losses at December 31,

	2004		2003		2002		2001		2000

		Percent of		Percent of		Percent of		Percent of		Percent of
		loans in		loans in		loans in		loans in		loans in
		each		each		each		each		each
		category to		category to		category to		category to		category to
	Amount	total loans	Amount	total loans	Amount	total loans	Amount	total loans	Amount	total loans

Collateralized by real estate:
Commercial	$372,597	24%	$462,667	21%	$277,776	15%	$171,388	20%	$354,665	25%
Residential	114,364	49%	56,624	54%	258,377	62%	74,396	45%	139,598	38%
Home equity	12,755	9%	5,592	7%	14,623	6%	13,103	8%	52,900	8%
Construction	—	3%	—	3%	40,789	1%	763,783	4%	6,067	1%
Consumer	16,293	3%	7,976	3%	20,497	3%	58,732	5%	95,309	7%
Commercial	1,226,638	10%	964,121	11%	967,182	11%	177,538	15%	227,919	18%
Credit cards	20,651	1%	21,760	0%	24,956	1%	51,691	1%	148,562	1%
Other	—	1%	—	1%	—	1%	—	2%	—	2%
Unallocated	—	N/A	84,828	N/A	—	N/A	10,521	N/A	318,104	N/A

Total	$1,763,298	100%	$1,603,568	100%	$1,604,200	100%	$1,321,152	100%	$1,343,124	100%

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

FINANCIAL REVIEW

	Problem Assets at December 31,

	2004	2003	2002	2001	2000

Collateralized by real estate:
Commercial:
Non-accrual	$—	$—	$—	$142,803	$93,007
Past due 90 days or more	—	—	—	—	105,616
Residential:
Non-accrual	394,970	567,590	171,482	103,152	40,137
Past due 90 days or more	51,549	28,577	76,752	71,942	—
Home equity:
Non-accrual	—	—	—	12,823	—
Past due 90 days or more	—	23,172	—	—	—
Construction:
Non-accrual	125,502	125,502	140,000	—	—
Past due 90 days or more	—	—	—	—	—
Not collateralized by real estate:
Consumer:
Non-accrual	8,041	—	4,964	—	10,987
Past due 90 days or more	4,099	—	—	13,232	5,497
Commercial:
Non-accrual	899,082	677,777	1,841,922	—	—
Past due 90 days or more	—	—	252,331	58,749	—
Credit cards:
Non-accrual	—	8,988	—	—	—
Past due 90 days or more	—	—	5,690	4,012	980

Total problem loans	1,483,243	1,431,606	2,493,141	406,713	256,224
Other real estate owned	46,000	—	—	—	—

Total problem assets	$1,529,243	$1,431,606	$2,493,141	$406,713	$256,224

Loans outstanding, net	$196,724,596	$187,056,241	$190,559,663	$116,880,804	$107,551,674
Problem loans to total net loans	0.75%	0.77%	1.31%	0.35%	0.24%
Problem loans to total assets	0.48%	0.48%	0.84%	0.21%	0.13%
Allowance for loan losses to total loans	0.89%	0.85%	0.83%	1.12%	1.23%
Allowance for loan losses to problem loans	118.88%	112.01%	64.34%	324.84%	524.20%
Securities. To assist in local development, the bank actively purchases bonds issued by local municipalities, school systems, and other public entities when opportunities arise. Other securities are primarily comprised of corporate bonds and notes as well as equity securities of approximately $900 thousand. Investment securities are classified either as held to maturity or as available for sale. The bank does not hold any securities for trading purposes. If management has the intent and the bank has the ability at the time of purchase to hold a security until maturity or on a long-term basis, the security is classified as held-to-maturity and it is reflected on the balance sheet at historical cost. Securities to be held for indefinite periods and not intended to be held to maturity or on a long-term basis are classified as available-for-sale, and they are reflected on the balance sheet at their market value. Management determines the appropriate classification at the time of purchase. At year-end 2004, 2003 and 2002 there was no single issuer of securities where the total book value of such securities exceeded 10% of shareholders’ equity except for US government and agency obligations.

FINANCIAL REVIEW
The following table shows the amortized cost and estimated fair values of the corporation’s investment portfolio at the dates indicated.

		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair Value

December 31, 2004
Available for Sale:
U.S. Government and federal agency	$17,561,943	$227,251	$(30,080)	$17,759,114
State and municipal	2,861,927	129,113	—	2,991,040
Corporate bonds and notes	37,146,122	1,157,837	(86,103)	38,217,856
Mortgage backed	630,679	11,196	(222)	641,653
Equity securities	785,897	66,422	—	852,319

Total available for sale	58,986,568	1,591,819	(116,405)	60,461,982

Held to Maturity:
State and municipal	15,865,047	580,268	(546)	16,444,769

Total Investment Securities	$74,851,615	$2,172,087	$(116,951)	$76,906,751

December 31, 2003
Available for Sale:
U.S. Government and federal agency	$24,241,317	$730,120	$(19,375)	$24,952,062
State and municipal	2,261,802	175,194	—	2,436,996
Corporate bonds and notes	34,981,032	1,924,041	(79,437)	36,825,636
Mortgage backed	1,804,731	317,735	—	2,122,466
Equity securities	859,940	26,013	(33,550)	852,403

Total available for sale	64,148,822	3,173,103	(132,362)	67,189,563

Held to Maturity:
State and municipal	16,603,556	712,328	(15,800)	17,300,084

Total Investment Securities	$80,752,378	$3,885,431	$(148,162)	$84,489,647

December 31, 2002
Available for Sale:
U.S. Government and federal agency	$17,475,055	$970,519	$—	$18,445,574
State and municipal	2,273,996	146,698	—	2,420,694
Corporate bonds and notes	25,471,382	1,589,612	(158,648)	26,902,346
Mortgage backed	2,299,690	274,316	(317)	2,573,689
Equity securities	2,208,602	85,573	(271,766)	2,022,409

Total available for sale	49,728,725	3,066,718	(430,731)	52,364,712

Held to Maturity:
State and municipal	18,441,685	688,144	(144,264)	18,985,565

Total Investment Securities	$68,170,410	$3,754,862	$(574,995)	$71,350,277

FINANCIAL REVIEW
The contractual maturity of investment securities at December 31, 2004 is shown below.

	December 31, 2004

	One year or	More than one	More than five	More than ten
	less	to five years	to ten years	years	Total investment securities

	Carrying Value	Carrying Value	Carrying Value	Carrying Value	Carrying Value	Market
	Average Yield	Average Yield	Average Yield	Average Yield	Average Yield	value

Available for Sale:
U.S. Government and federal agency	$—	$4,995,625	$12,665,861	$97,628	$17,759,114	$17,759,114
		4.07%	5.10%	7.20%	4.82%
State and municipal	—	267,877	214,644	2,508,519	2,991,040	2,991,040
		3.00%	4.95%	5.10%	4.90%
Corporate bonds and notes	3,168,375	22,156,227	12,893,254	—	38,217,856	38,217,856
	7.03%	5.22%	5.29%		5.39%
Mortgage-backed	25,659	58,993	—	557,001	641,653	641,653
	9.38%	9.34%		6.17%	6.52%

Total debt securities	3,194,034	27,478,722	25,773,759	3,163,148	$59,609,663	59,609,663
	7.05%	5.00%	5.19%	5.35%	5.21%
Equity securities	—	—	—	852,319	852,319	852,319
				3.34%	3.34%

Total available for sale	3,194,034	27,478,722	25,773,759	4,015,467	60,461,982	60,461,982
	7.05%	5.00%	5.19%	4.92%	5.18%

Held to Maturity:
State and municipal	803,221	1,806,015	4,718,549	8,537,262	15,865,047	16,444,769
	6.74%	4.54%	4.22%	4.34%	4.44%

Total investment securities	$3,997,255	$29,284,737	$30,492,308	$12,552,729	$76,327,029	$76,906,751
	6.99%	4.97%	5.04%	4.53%	5.03%

Federal Bank Stock. As of December 31, 2004, the bank held 21,459 shares of $100 par value Federal Home Loan Bank of Cincinnati stock, which are restricted securities. FHLB stock represents an equity interest in the FHLB, but it does not have a readily determinable market value. The stock can be sold at its par value only, and only to the FHLB or to another member institution. Member institutions are required to maintain a minimum stock investment in the FHLB, based on total assets, total mortgages, and total mortgage-backed securities.
Deposits. Deposits increased 2.3% during 2004, with growth concentrated in demand and savings deposits, offset by a decline in time deposits. First National Bank’s savings accounts include passbook and statement savings, as well as Preferred Savings accounts tiered to pay higher rates for higher balances. First National Bank does not solicit brokered deposits. Savings accounts increased $1.9 million or 2.2% from the end of 2003 to the end of 2004. Noninterest bearing demand deposits, consisting of regular checking accounts, increased $8.7 million or 22.5% and interest bearing demand deposits, which includes Negotiable Order of Withdrawal accounts and Money Market Deposit Accounts, increased $1.9 million or 4.8% during 2004. With certificates of deposit rates relatively low during 2004, customers moved funds from time deposits into demand and savings accounts. Time deposits under $100,000 decreased $6.0 million or 8.9% during 2004. Time deposits of $100,000 and more decreased by $816 thousand or 7.3% by the end of 2004. The table below shows the amount of time deposits (certificates of deposit) of $100,000 or more by time remaining until maturity as of December 31, 2004.

FINANCIAL REVIEW

	Maturity of Time Deposits
	of $100,000 or More at
	December 31, 2004

		Percent of
Time Remaining to Maturity	Amount	Total

Three months or less	$2,062,736	19.8%
Over three through 12 months	4,030,963	38.8%
Over one year through 3 years	3,658,376	35.2%
Over 3 years	643,050	6.2%

Total	$10,395,125	100.0%

Deposits are the primary sources of funds for lending activities and other general business purposes. Our core deposits at year-end 2004 were approximately $177 million, consisting of demand and savings deposits. This represented 70% of total long-term assets, compared to 61% at year-end 2003. Our net non-core funding dependence ratio was 7.9% at year-end 2004 and 9.3% at year-end 2003. We use the net non-core funding dependence ratio to measure the bank’s dependence on high-cost funding sources to support long-term assets, meaning funding sources other than core funding sources like retail customer deposits. The net non-core funding dependence ratio is calculated as noncore liabilities, such as time deposits over $100,000, repurchase agreements and Federal Home Loan Bank advances, less short-term investments, divided by total long-term investments. One of our goals is to increase the percentage of core or nonmaturity deposits relative to the bank’s long-term assets, enhancing the bank’s liquidity and management of interest-rate risk by increasing the level of low-cost and stable funding sources for the bank’s long-term assets.
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
The most liquid assets are cash and cash equivalents, which at year-end 2004 consisted of $11.8 million in cash and due from banks and $6.1 million in Federal funds sold. At year-end 2003 cash and cash equivalents consisted of $11.5 million in cash and due from banks. Federal funds sold are overnight investments with correspondent banks, an investment and liquidity tool that are used to maximize earning assets. Investment securities classified as available for sale that are not pledged are another source of liquidity. In addition to the net non-core funding dependence ratio, we also consider the bank’s loans-to-deposits ratio to assess liquidity, seeking to cap the ratio of loans to deposits at 90%. The ratio of total loans to deposits at year-end 2004 was 80%. At the end of 2004 the fair value of securities available for sale was approximately $60 million, while the total carrying value of securities pledged was approximately $27 million, representing securities pledged to secure public deposits and repurchase agreements.
Operating activities provided net cash of $3.2 million in 2004, $3.3 million in 2003, and $3.0 million in 2002, generated principally from net income in those years, but the $1.6 million provision for loan losses taken in 2002 also contributed to net cash from operations because the provision is a non-cash charge against earnings. During 2004 the Bank adopted a formal “Loans Available for Sale Policy”, and therefore reported the $3 million in origination and proceeds from sales of mortgage loans held for sale as operating activities. Investing activities consist primarily of loan originations and repayments, along with investment securities

FINANCIAL REVIEW
purchases, sales, and maturities. In 2003 and 2002 it also reflects proceeds from the sale of mortgage loans. After the acquisition of Peoples Federal in 2002, interest rates continued the decline that began in 2000. As mortgage borrowers did nationwide, many of Peoples Federal’s mortgage borrowers took advantage of historically low interest rates to refinance their debt. However, more so than other First National Bank mortgage customers these former Peoples Federal customers tended to refinance their mortgage borrowings at other institutions. As a consequence, although new loan originations remained robust, loan repayments and maturities exceeded loan originations in 2002 by about $4.5 million. In 2003 investing activities used cash of $9.5 million as investment purchases exceeded investment maturities, repayments and sales and proceeds from sale of loans by approximately $7.0 million. As interest rates increased in 2004 new loan origination activity for residential mortgages declined, but originations in other categories remained strong. Investing activities used cash of $2.8 million in 2004 as investment purchases and loan originations less repayments, exceeded the proceeds from maturities of interest-bearing deposits with other banks, investment maturities, repayments and sales by $2.6 million. Loan originations by category in the last three years were as follows –

	2004	2003	2002

Collateralized by real estate:
Commercial	$16,762,865	$11,406,806	$7,424,626
Residential	32,957,745	42,976,105	33,609,861
Home equity	3,275,547	2,288,240	1,696,849
Construction	3,005,128	2,567,017	968,832
Consumer	4,660,673	3,447,668	3,315,190
Commercial	12,212,238	9,478,041	11,786,741
Credit cards	389,700	504,700	291,900
Other	333,052	317,891	948,473

Total	$73,596,948	$72,986,468	$60,042,472

Financing activities include the solicitation and repayment of customer deposits, borrowings and repayments, treasury stock activity, and the payment of dividends. The bank had $17 million of borrowings outstanding with the Federal Home Loan Bank (FHLB) of Cincinnati at the end of 2004, maturing in 2010 and 2011. We assumed $19.4 million in FHLB advances when we acquired Peoples Financial Corporation in April 2002. First National Bank has approximately $58 million available in short-term funding arrangements with its correspondent banks and the FHLB. Additional information concerning FHLB borrowings and bank obligations under repurchase agreements is contained in Notes 8 and 9 of the consolidated financial statements of National Bancshares. The outstanding balances and related information about short-term borrowings, which consists almost entirely of securities sold under agreements to repurchase are summarized as follows –

	Year Ended December 31,

	2004	2003	2002

Balance at year end	$3,888,235	$2,786,848	$3,006,221
Average balance outstanding	3,140,013	2,845,520	3,919,776
Maximum month-end balance	4,847,337	3,385,869	4,775,461
Weighted-average rate at year end	0.69%	0.10%	0.15%
Weighted-average rate during the year	0.36%	0.13%	0.17%
National Bancshares and the bank are subject to federal regulations imposing minimum capital requirements. We monitor total risk-based, tier I risk-based, and tier I leverage capital ratios to assure compliance with regulatory capital requirements. At December 31, 2004 both National Bancshares and the bank exceeded minimum risk-based and leverage capital ratio requirements. The bank’s ratio of total capital to risk-based assets was 13.19% on December 31, 2004. The minimum required ratio is 8%. Additional information concerning capital ratios at year-end 2004 and 2003 is contained in Note 13 of the consolidated financial statements.

FINANCIAL REVIEW
Contractual Obligations. As discussed in the notes to National Bancshares’ consolidated financial statements, we have obligations to make payments under contracts, including borrowings. At December 31, 2004, the aggregate contractual obligations are –

	Payment due by period

		Less than 1			More than
Contractual Obligations	Total	year	1 - 3 years	3 - 5 years	5 years

Time Deposits	$71,634,489	$40,750,381	$26,226,954	$4,657,154	$—
Long-term obligations	17,000,000	—	—	—	17,000,000
Information system contract obligations	3,315,000	780,000	1,560,000	975,000	—
Operating lease obligations	140,298	47,774	52,224	31,200	9,100

Total	$92,089,787	$41,578,155	$27,839,178	$5,663,354	$17,009,100

Off-Balance Sheet and Contingent Liabilities. Some financial instruments, such as loan commitments, credit lines, and letters of credit are issued to satisfy customers’ financing needs. Ordinarily having fixed expiration dates, these are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are satisfied. Off-balance-sheet risk in the form of potential credit loss exists up to the face amount of these instruments, although we do not expect material losses. We use the same credit policies to make these commitments that we use to make loans, including obtaining collateral at exercise of the commitment. Funding commitments by expiration period were as follows at year-end 2004 –

	Expiration of Funding Commitments

	One year	Over one
	and less	year	Total

Unused loan commitments	$23,794,873	$22,268,027	$46,062,900
Letters of credit	436,000	—	436,000

Total	$24,230,873	$22,268,027	$46,498,900

Of the unused loan commitments, approximately $4.9 million pertain to fixed-rate commitments and approximately $41.2 million pertain to variable-rate commitments. Rates on fixed rate unused loan commitments range from 4.75% to 19.80%. Because our experience demonstrates that a large percentage of funding commitments expire unused or only partially used, we believe that the total funding commitments shown in the table above do not necessarily represent actual future cash requirements. The bank earns fees when it issues funding commitments, which are recorded in the consolidated statements of income as interest on loans, including fees. The bank also earns fees from customer overdrafts, which fees are included in checking account fees.
The bank is required by reserve regulations of the Federal Reserve Board to maintain cash on hand or on deposit with the Federal Reserve Bank. Reserve requirements vary according to the amount of a bank’s transaction accounts, checking accounts principally. Reserve balances do not earn interest. First National Bank was required to have cash on hand or on deposit with the Federal Reserve Bank of $3.9 million at year-end 2004 and $3.0 million at year-end 2003.
The bank occasionally sells loans it originates, particularly conventional residential mortgage loans. These loans are not sold with recourse. The bank has retained mortgage-servicing rights on approximately $7.8 million of residential mortgage loans sold.
Shareholders’ Equity. The 1.5% increase in shareholders’ equity from year-end 2003 to year-end 2004 is attributable to retained earnings and decreased accumulated other comprehensive income, which resulted from the general decline in the market value of investments available for sale. Accumulated other comprehensive income represents the unrealized appreciation or depreciation (net of taxes) in the market value of debt and equity investments available for sale. Because of interest rate volatility, accumulated other comprehensive income could materially fluctuate for each interim and year-end period, depending on economic and interest rate conditions.

FINANCIAL REVIEW
Because National Bancshares is dependent on the bank for earnings and funds necessary to pay dividends, the ability of National Bancshares to pay dividends to its shareholders is subject to bank regulatory restrictions. According to the National Bank Act and Office of the Comptroller of the Currency (OCC) Rule 5.64, a national bank may never pay a cash dividend without advance OCC approval if the amount of the dividend exceeds retained net income for the year and for the two preceding years (after any required transfers to surplus). To provide funds to National Bancshares for the April 2002 acquisition of Peoples Financial Corporation, First National Bank obtained OCC approval to pay a $12 million special dividend, which exceeded the Rule 5.64 formula amount. As a result, First National Bank could pay no additional cash dividends to National Bancshares through the end of 2004 without additional OCC approval. In May 2004, the Bank requested and the OCC approved a $1.5 million dividend to National Bancshares, allowing National Bancshares to continue paying its regular quarterly cash dividend to shareholders through 2004. The requirement to obtain OCC approval for bank dividends lapsed beginning in 2005.
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
Interest rate risk in total is a product of risks such as repricing risk, option risk, and basis risk. Repricing risk results from differences in the maturity, or repricing, of asset and liability portfolios. Most residential mortgage and consumer loans give consumers the right to prepay with little or no prepayment penalty, and because of competitive pressures commercial lenders might choose not to enforce prepayment penalties on commercial loans. First National Bank’s fixed-rate conventional mortgage loans are originated with loan documentation that permits their sale to Freddie Mac and the bank’s policy is classify these loans as “Available for Sale or Held to Maturity” at the time the loans are originated based on such factors as the Bank’s liquidity position, interest rate environment and general economic conditions. A loan prepayment right is, like the right of a depositor to early withdrawal without penalty, a form of embedded option giving the customer the opportunity to benefit when market interest rates change, ordinarily at a bank’s expense in the form of higher costs or lower revenue. Because of the acquisition of Peoples Federal and its loan portfolio dominated by conventional residential mortgage loans, First National Bank’s option risk increased significantly in 2002. This risk declined during 2003 and 2004 as a substantial number of the mortgage loans acquired from Peoples Federal were refinanced or paid off. Although residential mortgage loans tend to have lower credit risk than other forms of lending, they tend also to have higher option risk and interest rate risk because of this prepayment feature and their long-term nature. Option risk in the form of prepayments also affects the value of mortgage-backed securities. Basis risk refers to the potential for changes in the underlying relationship between market rates and indices, which can result in a narrowing of the profit spread on an earning asset or liability. Basis risk also exists in administered rate liabilities, such as NOW accounts, savings accounts, and money market accounts, whose historical pricing relationships to market rates may

FINANCIAL REVIEW
change due to the level or directional change in market interest rates.
Management’s goal is to manage interest rate risk by maintaining the one-year ratio of interest-earning assets to interest-bearing liabilities within a range between 50% and 150%. At year-end 2004 the bank had a negative one-year cumulative gap of -20% of total assets, and a ratio of interest-earning assets to interest-bearing liabilities of 64%. This compares to a negative one-year cumulative gap of -30% of total assets, and a ratio of interest-earning assets to interest-bearing liabilities of 50% at year-end 2003. During 2003 the bank changed its classification of savings accounts from repricing in the over one year category to repricing within three months. This created a large negative one-year GAP, but more accurately reflected the bank’s ability to reprice savings accounts. After adjusting 2002’s saving accounts’ classification, this compares to a negative one-year cumulative gap of -26% of total assets at December 31, 2002. Although the April 2002 acquisition of Peoples Federal and its portfolio of residential mortgage loans increased the percentage of First National Bank’s long-term assets relative to total assets, meaning assets repricing in five or more years, the majority of those loans have paid down or refinanced elsewhere. At year-end 2004 long-term interest-earning assets represent 21% of total assets, compared to 34% at year-end 2003. This has reduced our exposure to interest rate risk. Management has taken actions to shorten the maturities of the bank’s assets and lengthen the maturities of the bank’s liabilities, including offering attractive rates on variable rate loans and offering certificate of deposit specials maturing in longer than twelve months.

FINANCIAL REVIEW
The following table shows the maturities or repricing of the bank’s assets and liabilities at year-end 2004 based upon the contractual maturity or contractual repricing dates of loans and the contractual maturities of time deposits. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. Allocation of deposits other than time deposits to the various maturity and repricing periods is based upon management’s best estimate.

	Maturing or Repricing Periods

	Within	4 - 12	1 - 5	Over 5
	3 Months	Months	Years	Years	Total

Interest-earning assets:
Fed funds sold	$6,070,000	$—	$—	$—	$6,070,000
Investment securities	3,637,286	6,837,746	32,535,960	33,316,037	76,327,029
Federal bank stock	—	—	—	2,877,850	2,877,850
Loans held for sale	—	—	—	57,000	57,000
Loans collateralized by real estate:
Commercial (1)	11,818,174	10,167,195	24,780,153	315,461	47,080,983
Residential (1)	9,443,948	19,000,197	42,594,450	26,655,416	97,694,011
Home equity (1)	18,272,212	—	—	—	18,272,212
Construction (1)	4,017,002	590,338	1,282,319	437,225	6,326,884
Consumer loans (1)	610,278	1,573,654	3,200,676	1,345	5,385,953
Commercial (1)	15,729,511	2,186,662	3,280,350	—	21,196,523
Credit cards (1)	340,929	1,022,796	—	—	1,363,725
Other (1)	404,696	334,130	644,723	289,482	1,673,031

Total interest-earning assets	$70,344,036	$41,712,718	$108,318,631	$63,949,816	$284,325,201

Interest-bearing liabilities:
Interest-bearing demand	$34,620,180	$—	$—	$—	$34,620,180
Money market	6,154,833	—	—	—	6,154,833
Savings	88,543,284	—	—	—	88,543,284
Time	12,906,286	27,882,735	30,839,729	5,739	71,634,489
Short-term borrowings	4,679,242	—	—	—	4,679,242
Other borrowings	—	—	—	17,000,000	17,000,000

Total interest-bearing liabilities	$146,903,825	$27,882,735	$30,839,729	$17,005,739	$222,632,028

Interest-sensitivity gap	$(76,559,789)	$13,829,983	$77,478,902	$46,944,077	$61,693,173
Cumulative interest sensitivity gap	$(76,559,789)	$(62,729,806)	$14,749,096	$61,693,173
Cumulative interest sensitivity gap as a percent of total equity	-216.76%	-177.61%	41.76%	174.67%
Cumulative interest sensitivity gap as a percent of total assets	-24.82%	-20.34%	4.78%	20.00%

(1)	For purposes of the gap analysis, loans are not reduced by the allowance for loan losses.
One way to minimize interest rate risk is to maintain a balanced or matched interest-rate sensitivity position. However, profits are not always maximized by matched funding. To increase net

FINANCIAL REVIEW
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
Management attempts to maintain consistent growth in net interest income and net income while managing interest rate risk within board-approved policy limits. Evaluating the bank’s exposure to changes in interest rates is the responsibility of the Asset/ Liability Management Committee, a committee of bank officers meeting monthly and reporting directly to the board. The Asset/ Liability Management Committee assesses both the adequacy of the management process used to control interest rate risk and the quantitative level of exposure, monitoring and managing interest rate risk to control the effect of changing interest rates on net interest income and net income. Evaluating the quantitative level of interest rate risk exposure requires assessment of existing and potential effects of changes in interest rates on the bank’s financial condition, including capital adequacy, earnings, liquidity, and asset quality. The Asset/ Liability Management Committee also monitors the bank’s liquidity levels. Interest rate risk exposure is reviewed in monthly meetings of the Asset/ Liability Committee. Risk is mitigated by matching maturities or repricing opportunities.
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
Management also uses an earnings simulation model to assess interest rate sensitivity, which estimates the effect on net interest income and net income assuming various interest rate changes – or “rate shocks” – such as changes of plus or minus 100 basis points or plus 200 basis points. As noted above, during 2003 the bank changed its classification of savings accounts from repricing in the over the one year category to repricing within three months. This change moved the bank from an asset–sensitive position to a liability-sensitive position in the one-year time frame. The bank also incorporated caps and floors on rates into the simulation model to more accurately reflect interest

FINANCIAL REVIEW
rate movements. At year-end 2004 the earnings simulation model predicts a minor increase in net income assuming interest rates increase, and a minor decrease if rates decrease. Being in a liability-sensitive position would dictate an earnings decrease if rates rise. However, the model incorporates numerous assumptions, including relative levels of market interest rates, loan prepayments, reactions of depositors to changes in interest rates, and control over the timing and amount of interest rate changes on various deposit products, such as savings accounts. Factoring in competitive issues and liquidity levels, rate changes on certain deposit products may lag interest rate changes in the market. The bank’s goal is to limit earnings at risk to 15% of projected net income over a one year time period assuming a plus or minus shift of 100 basis points in interest rates. The table to follow shows the predicted effect on net income over one year under the earnings simulation model assuming interest rate changes of plus or minus 100 and plus 200 basis points. The earnings simulation model’s predictions of the effect of rate changes on net income must not be relied upon as being indicative of actual results. Further, it does not necessarily contemplate all actions we might undertake in response to interest rate changes. Management continues to seek non-interest income opportunities and seeks to control expenses in an effort to offset these possible fluctuations in net income.

	Effect of a Change in
	Interest Rates on Net
	Income Over a 12-Month
	Period

(Dollars in thousands)	2004		2003

+ 200 basis points	$42	1.4%	$(364)	-11.8%
+ 100 basis points	$5	0.2%	$(239)	-7.7%
- 100 basis points	$(18)	-0.6%	$6	0.2%
First National Bank also has longer-term interest rate risk exposure, which may not be appropriately measured by earnings sensitivity analysis. Longer-term interest rate risk exposure can be measured using an “economic value of equity” sensitivity analysis. The economic value of equity sensitivity analysis involves discounting cash flows on the balance sheet to present value assuming various interest rate levels. The discounted present value of all cash flows represents the bank’s economic value of equity. The analysis requires modifying the expected cash flows in each interest rate scenario, which affects the discounted present value. In 2004 the bank established limits for economic value of equity and began performing this sensitivity analysis. The bank’s goal is to limit a decline in economic value of equity to no more than 10% and 16% for interest rate changes of 100 and 200 basis points, respectively. At year-end 2004, the analysis showed the bank was within established limits at –3.0% and –6.4% for interest rate changes of plus 100 and 200 basis points, and 2.7% for an interest rate change of minus 100 basis points.
Results of Operations
First National Bank derives substantially all of its income from banking and bank-related services, including interest earnings on residential real estate, commercial real estate, commercial, and consumer loans and investment securities along with fee income from deposit services. National Bancshares Corporation’s business consists almost exclusively of acting as holding company for the bank. First National Bank’s business is not complex: the bank gathers deposits and it makes loans, principally in Wayne, Stark, and Medina Counties, Ohio. With the acquisition of Peoples Financial completed in April 2002, First National Bank is now solidly established in the Stark County.
Net income increased 17.2% from 2002 to 2003, and increased 10.1% from 2003 to 2004. The principal difference between 2002 and 2003 was the continued decline in interest rates, the acquisition of Peoples Federal in April 2002, and the write off a large commercial construction credit, which occurred in the fourth quarter of 2002. The acquisition of Peoples Federal not only increased First National Bank’s total assets and its total loans and deposits, it also contributed to an increase in many expense categories, including salary and benefits for the additional staff, data processing fees and net occupancy expenses, and depreciation expense, as well as increased professional fees included in the “other” expense category. In 2004 we experienced higher interest rates as the general economy showed signs of improvement. The bank under went significant reorganization during 2004 to position itself for future growth and expansion. Compared to 2003, 2004 benefited from an im-

FINANCIAL REVIEW
proved net interest income, lower loan loss provision, and an increase in securities gains offset by higher operating costs.
Interest and fees on loans increased $265 thousand or 2.4% in 2004 due to higher average loan volume as average yields declined from 5.94% to 5.56%. Interest and fees on loans decreased $1.1 million or 9.5% in 2003 despite higher average volume as average yields dropped from 6.96% to 5.79%. Interest and fees on loans in 2003 was negatively impacted by a $450 thousand acceleration of a purchase accounting adjustment (PAA) related to Peoples Federals’ loans. A PAA was made at the time of the acquisition to adjust the loans acquired from Peoples Federal to market. The PAA is amortized over the average life of the acquired loans. As more Peoples Federal’s loans were paid off, refinanced or sold in the secondary market during 2003 than expected, the PAA was adjusted. Interest on taxable investment securities increased 6.9% in 2003 and increased 0.8% in 2004. The increase in 2003 and 2004 was due principally to higher average volume as yields decreased in both years. Interest on nontaxable obligations of states and political subdivisions increased in 2003 and declined slightly in 2004. While average yields declined during 2003 and 2004, the average volume of nontaxable obligations increased during 2003 and 2004. The decline of interest rates to historically low levels in 2003 affected the bank’s interest expense on deposits, which declined in 2003 and 2004. Interest expense on borrowings increased by 35.2% in 2003 because of the FHLB advances assumed by First National Bank in the April 2002 acquisition of Peoples Federal. Interest expense on borrowings increased by 19.5% in 2004 because of the expiration of a favorable purchase accounting adjustment related to the acquisition of Peoples Federal. Net interest income increased 2.6% in 2003 and 5.9% in 2004. The net yield on interest-earning assets improved to 4.47% in 2004 compared to 4.34% in 2003.

FINANCIAL REVIEW
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

	Year Ended December 31,

	2004			2003			2002

	Daily			Daily			Daily
	Average		Average	Average		Average	Average		Average
(Dollars in Thousands)	Balance	Interest	Yield/cost (3)	Balance	Interest	Yield/cost (3)	Balance	Interest	Yield/cost (3)

Assets
Interest earning assets:
Investment securities:
Taxable	$59,265	$3,186	5.56%	$55,445	$3,124	5.94%	$46,075	$2,893	6.52%
Nontaxable	19,807	1,401	7.13%	19,742	1,421	7.26%	15,826	1,288	8.19%
(tax equivalent basis)
Federal funds sold	4,983	75	1.51%	8,233	86	1.04%	8,614	136	1.58%
Interest bearing deposits	437	27	6.18%	998	62	6.21%	1,434	88	6.14%
Net loans (including nonaccrual loans)	194,032	11,099	5.72%	187,180	10,834	5.79%	172,159	11,974	6.96%

Total interest earning assets	278,524	15,788	5.67%	271,598	15,527	5.72%	244,108	16,379	6.71%

All other assets	22,611			22,250			20,245

Total Assets	$301,135			$293,848			$264,353

Liabilities and Shareholders’ Equity
Interest bearing liabilities:
Deposits:
Interest bearing checking	$37,743	$114	0.30%	$35,072	$207	0.59%	$32,431	$366	1.13%
Savings	89,428	650	0.73%	84,620	844	1.00%	68,618	1,348	1.96%
Time, $100,000 and over	11,991	282	2.35%	11,286	362	3.21%	12,895	464	3.60%
Time, other	64,427	1,427	2.21%	70,699	1,603	2.27%	68,125	2,207	3.24%
Other funds purchased	20,737	873	4.21%	20,342	724	3.56%	17,432	543	3.11%

Total interest bearing liabilities	224,326	3,346	1.49%	222,019	3,740	1.68%	199,501	4,928	2.47%

Demand deposits	38,749			33,807			29,675
Other liabilities	2,966			3,165			3,004
Shareholders’ equity	35,094			34,857			32,173

Total Liabilities and Shareholders’ Equity	$301,135			$293,848			$264,353

Net interest income (tax equivalent basis)		$12,442			$11,787			$11,451

Interest rate spread (1)			4.18%			4.04%			4.24%
Net yield on interest-earning assets (2)			4.47%			4.34%			4.69%
Ratio of average interest-earning assets to average interest-bearing liabilities			124.16%			122.33%			122.36%

(1)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(2)	Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

(3)	Average yields are computed using annualized interest income and expense for the periods.

FINANCIAL REVIEW
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

	Changes in net interest			Changes in net interest
	income for the year ended			income for the year ended
	December 31, 2004			December 31, 2003

	2004 versus 2003 Increase			2003 versus 2002 Increase
	(Decrease) Due to Changes In			(Decrease) Due to Changes In

			Net			Net
(Dollars in thousands)	Volume	Rate	Change	Volume	Rate	Change

Interest Income
Investment securities:
Taxable	$215	$(153)	$62	$588	$(357)	$231
Nontaxable	5	(25)	(20)	319	(186)	133
(tax equivalent basis)*
Federal funds sold	(34)	23	(11)	(6)	(44)	(50)
Interest bearing deposits	(35)	0	(35)	(27)	1	(26)
Loans (including nonaccrual loans)	397	(132)	265	1,045	(2,185)	(1,140)

Total interest Income (tax equivalent basis)*	$548	$(287)	$261	$1,919	$(2,771)	$(852)

Interest Expense
Deposits
Interest bearing checking	$16	$(109)	$(93)	$30	$(189)	$(159)
Savings	48	(242)	(194)	314	(818)	(504)
Time, $100,000 and over	23	(103)	(80)	(58)	(44)	(102)
Time, other	(142)	(34)	(176)	83	(687)	(604)
Other funds purchased	14	135	149	91	90	181

Total interest expense	$(41)	$(353)	$(394)	$460	$(1,648)	$(1,188)

Changes in net interest income (tax equivalent basis)*	$589	$66	$655	$1,459	$(1,123)	$336

*	Tax equivalence based on highest statutory tax rates of 34%
Noninterest income grew both in 2003 and in 2004. Occasional sales of investment securities and loans contribute to noninterest income, but in First National Bank’s case the largest consistent contributors to noninterest income are fees charged on checking accounts and “other” noninterest income, which includes safety deposit box rents and other miscellaneous fees and collections.
Noninterest expenses are the cost of doing business. They include salaries and employee benefits, data processing fees, occupancy and depreciation and maintenance expenses, along with miscellaneous other expenses. Noninterest expenses grew by 14.3% in 2003 compared to 2002, due mainly to higher salaries and benefits, amortization of intangibles and other miscellaneous expenses. The bank restructured a number of areas during 2003 to support current growth, and better position the organization for future growth. Noninterest expenses grew 8.3% in 2004 compared to 2003, attributable to higher salary and employee benefits and data processing fees. The bank continued its restructuring process in 2004. This involved hiring additional lending and support staff. Our efficiency ratio for 2002 was 64.1%, increasing to 71.2% in 2003 and

FINANCIAL REVIEW
to 71.4% in 2004. The efficiency ratio is essentially a measurement of how much it costs to produce an additional dollar of net income. A bank can manage interest rate changes but it cannot control them. A bank can, however, exercise some control over its noninterest expenses. Although there isn’t universal agreement about how an efficiency ratio should be calculated, with slight variations from one user to the next, we calculate our efficiency ratio simply by dividing noninterest expenses by the sum of net interest income and non-interest income. An efficiency ratio of 71% means it costs about 71 cents to produce an additional dollar of net income. Achieving the optimal efficiency ratio (the lower the better) requires careful control of noninterest expenses, but perhaps even more importantly it requires active capitalization on the banking franchise those noninterest expenses support, including robust loan growth and accumulation of low-cost deposits.
Critical Accounting Policies
National Bancshares’ consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America — GAAP — and follow general practices within the industry in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments based on information available as of the date of the consolidated financial statements, affecting the amounts reported in the financial statements and accompanying notes. Certain policies necessarily require greater reliance on the use of estimates, assumptions, and judgments. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the consolidated financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management, including the use of internal cash-flow modeling techniques. National Bancshares’ most significant accounting policies are presented in Note 1 of the consolidated financial statements. Management considers the allowance for loan losses and the valuation of securities to be the most subjective and the most susceptible to change as circumstances and economic conditions change.
Allowance for Loan Losses. An allowance for loan losses recorded under GAAP is an institution’s best estimate within a range of the probable amount of loans that — based on current information and events — the institution will be unable to collect. The amount of the allowance is a product of management’s judgment and it is inevitably imprecise. Estimating the allowance requires significant judgment and the use of estimates related to many factors, including the amount and timing of future cash flows on problem loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which are susceptible to significant change. Although management believes that the allowance for loan losses was adequate at December 31, 2004, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy and employment could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process bank regulatory agencies periodically review a bank’s loan loss allowance. The Office of the Comptroller of the Currency (OCC) could require the recognition of additions to the loan loss allowance based on the OCC’s judgment of information available to it at the time of its examination of First National Bank.
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

FINANCIAL REVIEW
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
New Accounting Pronouncements
Effect of Newly Issued But Not Yet Effective Accounting Standards: Statement of Financial Accounting Standards (SFAS) No. 153 modifies an exception from fair value measurement of nonmonetary exchanges. Exchanges that are not expected to result in significant changes in cash flows of the reporting entity are not measured at fair value. This supersedes the prior exemption from fair value measurement for exchanges of similar productive assets, and applies for fiscal years beginning after June 15, 2005.
Statement of Position 03-3 requires that a valuation allowance for loans acquired in a transfer, including in a business combination, reflect only losses incurred after acquisition and should not be recorded at acquisition. It applies to any loan acquired in a transfer that showed evidence of credit quality deterioration since it was made.
The effect of these new standards on the Corporation’s financial position and results of operations is not expected to be material upon and after adoption.

CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003

	2004	2003

ASSETS
Cash and due from banks	$11,756,454	$11,506,999
Federal funds sold	6,070,000	—

Total cash and cash equivalents	17,826,454	11,506,999
Interest-bearing time deposits with other banks	—	999,048
Securities available for sale	60,461,982	67,189,563
Securities held to maturity (fair value: 2004 — $16,444,769; 2003 — $17,300,084)	15,865,047	16,603,556
Federal bank stock	2,877,850	2,771,350
Loans held for sale	57,000	—
Loans, net of allowance for loan losses: 2004 — $1,763,298; 2003 — $1,603,568	196,724,596	187,056,241
Premises and equipment, net	4,366,780	4,737,018
Foreclosed assets	46,000	—
Goodwill	4,722,775	4,722,775
Identified intangible assets	1,386,577	1,654,086
Accrued interest receivable	1,615,798	1,622,090
Other assets	2,474,070	2,386,649

	$308,424,929	$301,249,375

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits Noninterest-bearing	$47,569,690	$38,821,286
Interest-bearing	200,952,786	204,026,005

Total deposits	248,522,476	242,847,291
Repurchase agreements	3,888,235	2,786,848
Federal Reserve note account	791,007	319,563
Federal Home Loan Bank advances	17,000,000	17,034,291
Accrued expenses and other liabilities	2,903,890	3,456,647

Total liabilities	273,105,608	266,444,640
Shareholders’ equity Common stock, no par value; 6,000,000 shares authorized; 2,289,528 shares issued	11,447,640	11,447,640
Additional paid-in capital	4,689,800	4,689,800
Retained earnings	19,397,601	17,849,899
Treasury stock, at cost (55,040 shares)	(1,189,493)	(1,189,493)
Accumulated other comprehensive income	973,773	2,006,889

Total shareholders’ equity	35,319,321	34,804,735

	$308,424,929	$301,249,375

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002

Interest and dividend income Loans, including fees	$11,098,476	$10,833,688	$11,974,356
Federal funds sold	75,138	85,635	136,263
Securities:
Taxable	3,213,539	3,186,618	2,980,610
Nontaxable	924,846	937,868	849,924

Total interest and dividend income	15,311,999	15,043,809	15,941,153
Interest expense Deposits	2,473,832	3,016,172	4,384,154
Short-term borrowings	15,037	6,996	13,551
Federal Home Loan Bank advances	857,453	716,848	530,069

Total interest expense	3,346,322	3,740,016	4,927,774

Net interest income	11,965,677	11,303,793	11,013,379
Provision for loan losses	177,500	245,000	1,569,402

Net interest income after provision for loan losses	11,788,177	11,058,793	9,443,977
Noninterest income Checking account fees	790,928	752,833	754,341
Gain on sale of loans	67,379	115,982	8,409
Securities gains, net	432,915	72,290	182,324
Other	604,091	590,915	512,957

Total noninterest income	1,895,313	1,532,020	1,458,031
Noninterest expense Salaries and employee benefits	5,351,230	4,844,909	4,338,987
Data processing	970,492	794,932	738,643
Net occupancy	410,276	404,489	345,858
Depreciation — furniture and fixtures	363,391	353,601	327,634
Franchise tax	355,469	321,824	302,880
Maintenance and repairs	262,777	267,261	238,735
Amortization of intangibles	267,509	275,647	145,227
Dues, subscriptions and fees	262,079	213,721	158,810
Marketing	181,526	199,242	130,342
Other	1,472,713	1,464,890	1,271,658

Total noninterest expense	9,897,462	9,140,516	7,998,774

Income before income taxes	3,786,028	3,450,297	2,903,234
Income tax expense	875,288	806,746	648,460

Net income	$2,910,740	$2,643,551	$2,254,774

Weighted average common shares outstanding	2,234,488	2,234,488	2,228,510

Basic and diluted earnings per common share	$1.30	$1.18	$1.01

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2004, 2003 and 2002

					Accumulated
		Additional			Other	Total
	Common	Paid-In	Retained	Treasury	Comprehensive	Shareholders’
	Stock	Capital	Earnings	Stock	Income	Equity

Balance at January 1, 2002	$11,447,640	$4,689,800	$15,620,935	$(1,620,484)	$784,297	$30,922,188
Comprehensive income:
Net income			2,254,774			2,254,774
Other comprehensive income					955,454	955,454

Total comprehensive income						3,210,228
Cash dividends declared ($.54 per share)			(1,203,946)			(1,203,946)
Shares issued under dividend reinvestment plan (14,295 shares)			(169,411)	430,991		261,580

Balance at December 31, 2002	11,447,640	4,689,800	16,502,352	(1,189,493)	1,739,751	33,190,050
Comprehensive income:
Net income			2,643,551			2,643,551
Other comprehensive income					267,138	267,138

Total comprehensive income						2,910,689
Cash dividends declared ($.58 per share)			(1,296,004)			(1,296,004)

Balance at December 31, 2003	11,447,640	4,689,800	17,849,899	(1,189,493)	2,006,889	34,804,735
Comprehensive income:
Net income			2,910,740			2,910,740
Other comprehensive income (loss)					(1,033,116)	(1,033,116)

Total comprehensive income						1,877,624
Cash dividends declared ($.61 per share)			(1,363,038)			(1,363,038)

Balance at December 31, 2004	$11,447,640	$4,689,800	$19,397,601	$(1,189,493)	$973,773	$35,319,321

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002

Cash flows from operating activities
Net income	$2,910,740	$2,643,551	$2,254,774
Adjustments to reconcile net income to net cash from operating activities
Provision for loan losses	177,500	245,000	1,569,402
Depreciation, amortization and accretion	810,553	514,317	238,144
Federal Home Loan Bank stock dividend	(106,500)	(81,900)	(64,300)
Origination of mortgage loans held for sale	(3,030,007)	—	—
Proceeds from sales of mortgage loans held for sale	3,014,578	—	—
Gain on sale of loans	(67,379)	(115,982)	(8,409)
Net security gains	(432,915)	(72,290)	(182,324)
Change in other assets and liabilities	(98,212)	140,078	(771,589)

Net cash from operating activities	3,178,358	3,272,774	3,035,698
Cash flows from investing activities
Net change in interest-bearing deposits with other banks	999,048	(1,863)	996,826
Securities held to maturity
Proceeds from maturities and repayments	2,752,943	2,412,599	3,610,036
Purchases	(2,076,438)	(636,911)	(7,917,091)
Securities available for sale
Proceeds from maturities and repayments	14,335,787	8,442,092	9,881,758
Proceeds from sales	4,615,918	2,071,143	5,317,609
Purchases	(13,322,070)	(24,668,182)	(13,587,788)
Purchase of Federal bank stock	—	—	(450,550)
Cash paid for acquisition, net of cash received	—	—	(1,123,425)
Capital expenditures	(179,559)	(461,306)	(580,424)
Proceeds from sale of loans	—	5,432,154	1,195,026
Net change in loans to customers	(9,891,855)	(2,057,750)	4,558,543

Net cash from investing activities	(2,766,226)	(9,468,024)	1,900,520
Cash flow from financing activities
Net change in deposits	5,675,185	3,550,064	5,782,993
Net change in short-term borrowings	1,572,831	(899,810)	472,331
Repayments of Federal Home Loan Bank advances	—	—	(4,207,807)
Dividends paid	(1,340,693)	(1,273,659)	(1,179,743)
Dividends reinvested	—	—	261,580

Net cash from financing activities	5,907,323	1,376,595	1,129,354

Net change in cash and cash equivalents	6,319,455	(4,818,655)	6,065,572
Beginning cash and cash equivalents	11,506,999	16,325,654	10,260,082

Ending cash and cash equivalents	$17,826,454	$11,506,999	$16,325,654

Supplemental cash flow information:
Interest paid	$3,356,077	$3,817,233	$4,964,995
Income taxes paid	1,035,000	940,000	591,091
Supplemental noncash disclosures:
Transfer from loans to foreclosed assets	$46,000	$—	$—
See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE 1 – SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES
Nature of Operations and Principles of Consolidation:     The consolidated financial statements include National Bancshares Corporation and its wholly-owned subsidiary, First National Bank, Orrville, Ohio (Bank), together referred to as “the Corporation.” The Bank has a minority interest in First Kropf Title, LLC. The Bank’s investment in First Kropf Title, LLC is immaterial to the consolidated financial statements. Intercompany transactions and balances are eliminated in consolidation.
The Corporation provides financial services through its main and branch offices in Orrville, Ohio, and branch offices in surrounding communities in Wayne, Medina and Stark counties. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are commercial and residential mortgage, commercial and consumer installment loans. Most loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions and federal funds sold.
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
Use of Estimates:     To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, fair values of financial instruments and carrying value of intangible assets are particularly subject to change.
Cash Flows:     Cash and cash equivalents include cash, deposits with other banks with original maturities under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits with other banks, repurchase agreements and other short-term borrowings.
Securities:     Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income.
Federal bank stock in the consolidated financial statements consists of Federal Reserve Bank and Federal Home Loan Bank stock. These securities are carried at cost.
Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.
Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Corporation’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.
Loans Held for Sale:     Mortgage loans originated and intended for sale in the secondary market are
(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE 1 – SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES (Continued)
carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.
Mortgage loans held for sale are generally sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the cost allocated to the servicing right. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.
Loans:     Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned and deferred income and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.
Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer and credit card loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.
All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
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
The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.
A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.
Servicing Rights:     Servicing rights represent the allocated value of retained servicing rights on loans sold and the cost of purchased rights. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondarily, as to loan type and investor. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation
(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE 1 – SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES (Continued)
allowance, to the extent that fair value is less than the capitalized amount for a grouping. At December 31, 2004 and 2003, the servicing asset of the Corporation totaled $25,288 and $0, respectively.
Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights into tranches based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual tranche, to the extent that that fair value is less than the capitalized amount for the tranche. If the Corporation later determines that all or a portion of the impairment no longer exists for a particular tranche, a reduction of the allowance may be recorded as an increase to income.
Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.
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
Bank Owned Life Insurance:     The Corporation has purchased life insurance policies on its directors. Life insurance is recorded at its cash surrender value, or the amount that can be realized. Amounts in other assets at year-end 2004 and 2003 were $2,337,779 and $2,257,647.
Goodwill and Other Intangible Assets:     Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.
Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from whole bank and branch acquisitions. They are initially measured at fair value and then are amortized on a straight line or accelerated method over their estimated useful lives, which is 7 to 10 years.
The Corporation also has intangible assets associated with a prior branch acquisition, including unidentified intangibles of $144,000 and $173,000 and core deposit value of $0 and $14,000 at year-end 2004 and 2003. Management does not believe that this purchase constituted a business combination and therefore is continuing to amortize the unidentified intangible asset.
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
(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE 1 – SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES (Continued)
Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.
Loan Commitments and Related Financial Instruments:     Financial instruments include credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.
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
Restrictions on Cash:     Cash on hand or on deposit with the Federal Reserve Bank of $3,881,000 and $2,961,000 was required to meet regulatory reserve and clearing requirements at year-end 2004 and 2003. These balances do not earn interest.
Dividend Restriction:     Banking regulations require maintaining certain capital levels and limit the dividends paid by the Bank to the holding company or by the holding company to shareholders. Dividends paid by the Bank to the holding company are the primary source of funds for dividends by the holding company to its shareholders. These restrictions pose no practical limit on the Bank or holding company to pay dividends at historical levels.
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
Effect of Newly Issued But Not Yet Effective Accounting Standards:     Statement of Financial Accounting Standards (SFAS) No. 153 modifies an exception from fair value measurement of nonmonetary exchanges. Exchanges that are not expected to result in significant changes in cash flows of the reporting entity are not measured at fair value. This supersedes the prior exemption from fair value measurement for exchanges of similar productive assets, and applies for fiscal years beginning after June 15, 2005.
Statement of Position 03-3 requires that a valuation allowance for loans acquired in a transfer, including in a business combination, reflect only losses incurred after acquisition and should not be recorded at acquisition. It applies to any loan acquired in a transfer that showed evidence of credit quality deterioration since it was made.
The effect of these new standards on the Corporation’s financial position and results of operations is not expected to be material upon and after adoption.
Reclassifications:     Certain items in the prior year financial statements were reclassified to conform to the current presentation.
(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE 2 – ACQUISITION
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
Identified intangible assets totaling $1,791,370 were recognized and have average useful lives of 7 to 10 years and the amortization is not tax deductible. Goodwill of $4,723,000 represents the acquisition cost in excess of book value of $5,561,000, less adjustment to reflect fair values of $1,154,000 net of tax, plus merger related expenses of $316,000.
NOTE 3 – SECURITIES
The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

		Gross	Gross
		Unrealized	Unrealized
	Fair Value	Gains	Losses

2004
U.S. Government and federal agency	$17,759,114	$227,251	$(30,080)
State and municipal	2,991,040	129,113	—
Corporate bond and notes	38,217,856	1,157,837	(86,103)
Mortgage backed	641,653	11,196	(222)

Total debt securities	59,609,663	1,525,397	(116,405)
Equity securities	852,319	66,422	—

Total	$60,461,982	$1,591,819	$(116,405)

2003
U.S. Government and federal agency	$24,952,062	$730,120	$(19,375)
State and municipal	2,436,996	175,194	—
Corporate bond and notes	36,825,636	1,924,041	(79,437)
Mortgage backed	2,122,466	317,735	—

Total debt securities	66,337,160	3,147,090	(98,812)
Equity securities	852,403	26,013	(33,550)

Total	$67,189,563	$3,173,103	$(132,362)

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE 3 – SECURITIES (Continued)
The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

		Gross	Gross
	Carrying	Unrecognized	Unrecognized
	Amount	Gains	Losses	Fair Value

2004
State and municipal	$15,865,047	$580,268	$(546)	$16,444,769

2003
State and municipal	$16,603,556	$712,328	$(15,800)	$17,300,084

Sales of available for sale securities were as follows:

	2004	2003	2002

Proceeds	$4,615,918	$2,071,143	$5,317,609
Gross gains	459,992	234,331	227,679
Gross losses	27,077	162,041	45,355
The tax provision related to these net realized gains was $147,191, $24,579 and $61,990, respectively.
The fair value of debt securities and carrying amount, if different, at year-end 2004 by contractual maturity were as follows:

	Available for Sale	Held to Maturity

		Carrying
	Fair Value	Amount	Fair Value

Due in one year or less	$3,194,034	$803,221	$819,893
Due from one to five years	27,478,722	1,806,015	1,894,970
Due from five to ten years	25,773,759	4,718,549	4,866,893
Due after ten years	3,163,148	8,537,262	8,863,013

Total	$59,609,663	$15,865,047	$16,444,769

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE 3 – SECURITIES (Continued)
Securities with unrealized losses at year-end 2004 and 2003, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or More		Total

		Unrealized		Unrealized		Unrealized
Description of Securities	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss

2004
Available for sale
Government and federal agency	$5,062,320	$(30,302)	$—	$—	$5,062,320	$(30,302)
Corporate bonds and notes	9,094,417	(77,876)	494,063	(8,227)	9,588,480	(86,103)

Total temporarily impaired	$14,156,737	$(108,178)	$494,063	$(8,227)	$14,650,800	$(116,405)

Held to maturity
State and municipal	$315,051	$(546)	$—	$—	$315,051	$(546)

2003
Available for sale
Government and federal agency	$1,979,375	$(19,375)	$—	$—	$1,979,375	$(19,375)
Corporate bonds and notes	10,645,436	(79,437)	—	—	10,645,436	(79,437)
Equity securities	—	—	213,642	(33,550)	213,642	(33,550)

Total temporarily impaired	$12,624,811	$(98,812)	$213,642	$(33,550)	$12,838,453	$(132,362)

Held to maturity
State and municipal	$316,346	$(1,832)	$1,720,120	$(13,968)	$2,036,466	$(15,800)

Unrealized losses have not been recognized into income because the securities are of high credit quality, management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to increases in market interest rates or normally expected market pricing fluctuations. The fair value of debt securities is expected to recover as the securities approach their maturity date and/or market rates decline.
Securities pledged at year-end 2004 and 2003 had carrying values of $27,280,918 and $25,811,397, and were pledged to secure public deposits and repurchase agreements.
(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE 4 – LOANS
Loans at year-end were as follows:

	2004	2003

Collateralized by real estate:
Commercial	$47,080,983	$39,349,045
Residential	97,694,011	101,291,447
Home equity	18,272,212	14,008,018
Construction	6,326,884	5,131,685

	169,374,090	159,780,195
Other:
Consumer	5,385,953	4,828,644
Commercial	21,196,523	21,374,911
Credit cards	1,363,725	1,263,565
Other	1,673,031	1,821,016

	198,993,322	189,068,331
Unearned and deferred income	(505,428)	(408,522)
Allowance for loan losses	(1,763,298)	(1,603,568)

Total	$196,724,596	$187,056,241

Activity in the allowance for loan losses for the year was as follows:

	2004	2003	2002

Beginning balance	$1,603,568	$1,604,200	$1,321,152
Provision for loan losses	177,500	245,000	1,569,402
Loans charged-off	(68,762)	(267,485)	(1,545,986)
Recoveries	50,992	21,853	15,103
Allowance of acquired institution	—	—	244,529

Ending balance	$1,763,298	$1,603,568	$1,604,200

Loans charged off in 2002 consisted primarily of one commercial relationship, which was determined to be uncollectible and charged-off in the fourth quarter of 2002.
Impaired loans were as follows:

	2004	2003

Year-end loans with no allocated allowance for loan losses	$125,502	$125,502
Year-end loans with allocated allowance for loan losses	597,615	251,081
Amount of the allowance for loan losses allocated	256,060	100,000

	2004	2003	2002

Average of impaired loans during the year	$395,646	$837,670	$571,240
Interest income recognized during impairment	190	362	26,104
Cash-basis interest income recognized	190	362	26,104
Loans past due over 90 days and still accruing interest at year-end 2004 and 2003 were $55,648 and $51,749. Nonaccrual loans for the same periods were $1,427,595 and $1,379,857. Non-performing loans consist primarily of residential real estate, commercial and consumer loans.
(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE 5 – PREMISES AND EQUIPMENT
Year-end premises and equipment were as follows:

	2004	2003

Land	$1,114,306	$1,114,306
Buildings	5,448,017	5,418,947
Furniture, fixtures and equipment	4,598,765	4,525,832

	11,161,088	11,059,085
Less: Accumulated depreciation	(6,794,308)	(6,322,067)

	$4,366,780	$4,737,018

Depreciation included in noninterest expense was $549,797, $540,541 and $493,649 in 2004, 2003 and 2002.
Rent expense under operating leases included in occupancy was $62,337, $63,322 and $49,722 for the years ended December 31, 2004, 2003 and 2002. Future lease commitments are not material.

NOTE 6 – INTANGIBLE ASSETS
Acquired intangible assets were as follows as of year end:

	2004		2003

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortized intangible assets:
Core deposit intangibles	$1,063,104	$340,857	$1,063,104	$220,261
Customer relationship intangibles	728,266	208,076	728,266	104,038
Branch acquisition intangible	759,338	615,198	759,338	572,323

Total	$2,550,708	$1,164,131	$2,550,708	$896,622

Aggregate amortization expense was $267,509, $275,647 and $145,227 for 2004, 2003 and 2002.
Estimated amortization expense for each of the next five years:

2005	$249,964
2006	245,978
2007	237,008
2008	231,360
2009	224,928
NOTE 7 – DEPOSITS
Year-end deposits were as follows:

	2004	2003

Demand, noninterest-bearing	$47,569,690	$38,821,286
Demand, interest-bearing	40,775,013	38,922,973
Savings	88,543,284	86,636,381
Time, $100,000 and over	10,395,125	11,210,884
Time, other	61,239,364	67,255,767

	$248,522,476	$242,847,291

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE 7 – DEPOSITS (Continued)
A summary of time deposits at year-end 2004 by maturity follows:

2005	$40,750,381
2006	19,324,589
2007	6,902,365
2008	4,490,874
2009 and thereafter	166,280

$71,634,489

NOTE 8 – FEDERAL HOME LOAN BANK ADVANCES
At year-end, advances from the Federal Home Loan Bank were as follows:

	2004	2003

Maturity in 2010, fixed rate at 6.26%, convertible to variable rate if 3-month LIBOR is at or above predetermined conversion rate level	$1,000,000	$1,000,000
Maturities in 2010 and 2011, fixed rate at 4.60% to 5.79%	16,000,000	16,034,291

Total	$17,000,000	$17,034,291

Each advance is payable at its maturity date; advances may be paid prior to maturity with a prepayment penalty. As collateral for the advances, the Bank has approximately $89,742,000 and $91,949,000 of first mortgage loans available under a blanket lien arrangement at year-end 2004 and 2003.
Required principal payments are:

	Rate

2010	5.00 to 6.26%	$11,000,000
2011	4.60 to 5.12%	6,000,000

		$17,000,000

NOTE 9 – REPURCHASE AGREEMENTS
Repurchase agreements generally mature within thirty days from the transaction date. Information concerning repurchase agreements is summarized as follows:

	2004	2003

Average balance during the year	$3,140,013	$2,845,520
Average interest rate during the year	0.36%	0.13%
Maximum month-end balance during the year	4,847,337	3,385,869
Weighted average rate at year-end	0.69%	0.10%
NOTE 10 – BENEFIT PLANS
The Corporation has a 401(k) retirement plan that covers substantially all employees. The plan allows employees to contribute up to a predetermined amount, subject to certain limitations, with the Corporation matching 50% of contributions up to 6% of an employee’s pay. Discretionary contributions may also be made to the plan. Total matching and discretionary contributions made by the Corporation during 2004, 2003 and 2002 amounted to $148,398, $137,656 and $133,947.
The Corporation has an Employee Stock Purchase Incentive Plan for full-time and most part-time employees. Under the Plan, each employee is entitled to receive a cash payment equal to 20% of the purchase price of Corporation common stock acquired by the employee on the open market, up to a maximum of 100 shares per calendar year. Expense recognized in 2004, 2003 and 2002 amounted to $7,943, $4,755 and $2,256.
The Corporation has a director retirement and death benefit plan for the benefit of all members of the Board of Directors. The plan is designed to provide an annual retirement benefit to be paid to each director upon retirement from the Board and attaining age 70. The retirement benefit provided to each director is an annual benefit equal to $1,000 for each year of service on the Board from and after August 24, 1994. In addition, each director
(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE 10 – BENEFIT PLANS (Continued)
has the option of deferring any portion of directors’ fees to a maximum of $5,000 per month until retirement. Expense recognized in 2004, 2003 and 2002 for the director retirement and death benefit plan was $55,916, $48,898 and $47,088.
NOTE 11 – INCOME TAXES
The components of deferred taxes were as follows:

	2004	2003

Deferred tax assets:
Bad debts	$439,392	$385,083
Deferred loan fees	169,132	136,631
Core deposit intangibles	35,616	38,251
Deferred compensation	248,315	207,369
Investment in financial stock fund	2,591	19,900
Other	37	—

Total	895,083	787,234

Deferred tax liabilities:
Securities accretion	51,227	57,305
Depreciation	246,889	258,360
Federal Home Loan Bank stock dividends	426,530	397,290
Prepaid expenses	32,069	—
Mortgage servicing rights	8,598	—
Purchase accounting adjustments	646,226	717,083
Unrealized securities gains	501,640	1,033,851

Total	1,913,179	2,463,889

Net deferred tax asset (liabilities)	$(1,018,096)	$(1,676,655)

Federal income tax laws provided that the 2002 acquired entity could claim additional bad debt deductions through 1987, totaling $1.9 million. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $646,000 at December 31, 2004. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed.
The components of income tax expense are as follows:

	2004	2003	2002

Currently payable	$1,001,636	$961,331	$474,567
Deferred	(126,348)	(154,585)	173,893

Total	$875,288	$806,746	$648,460

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE 11 – INCOME TAXES (Continued)
The following is a reconciliation of income tax at the federal statutory rate to the effective rate of tax on the financial statements:

	Years Ended December 31,

	2004		2003		2002

	Rate	Amount	Rate	Amount	Rate	Amount

Tax at federal statutory rate	34%	$1,287,250	34%	$1,173,101	34%	$987,100
Tax-exempt income	(9)	(319,108)	(10)	(331,423)	(9)	(300,078)
Other	(2)	(92,854)	(1)	(34,932)	(1)	(38,562)

Income tax expense	23%	$875,288	23%	$806,746	24%	$648,460

NOTE 12 – RELATED PARTY TRANSACTIONS
Loans to principal officers, directors, and their affiliates in 2004 were as follows:

Beginning balance	$3,376,994
New loans	2,551,796
Repayments	(1,569,453)

Ending balance	$4,359,337

Unused commitments to these related parties totaled $2,965,000 and $2,255,000 at year-end 2004 and 2003. Related party deposits totaled $5,479,000 and $4,347,000 at year-end 2004 and 2003.
Deposits from Directors and Officers at year end 2004 and 2003 were approximately $5,479,000 and $4,347,000, respectively. The Corporation has minority ownership in a title agency affiliated with a Director resulting in fee income to the Corporation of $30,172, $55,898 and $44,552 for 2004, 2003 and 2002, respectively.
NOTE 13 – REGULATORY MATTERS
As part of the acquisition of Peoples Financial in 2002, the Bank paid a special $12 million dividend to the holding company. As a result of this dividend, no additional Bank dividends to the holding company could be paid through at least the end of 2004 without prior regulatory approval. During 2004 the Bank requested and received regulatory approval to pay a $1.5 million dividend to the holding company.
The Corporation and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.
Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions, asset growth and expansion are limited and capital restoration plans are required. The Corporation and the Bank are considered well capitalized for regulatory purposes. Management is not aware of any matters after December 31, 2004 that would cause its capital category to change.
(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE 13 – REGULATORY MATTERS (Continued)
Actual and required capital amounts and ratios are presented below at year-end.

					To Be Well
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)
2004
Total capital to risk-weighted assets
Consolidated	$30,029	13.73%	$17,496	8.00%	$21,870	10.00%
Bank	28,776	13.19	17,452	8.00	21,815	10.00
Tier 1 capital to risk-weighted assets
Consolidated	28,236	12.91	8,748	4.00	13,122	6.00
Bank	27,001	12.38	8,726	4.00	13,089	6.00
Tier 1 capital to average assets
Consolidated	28,236	9.41	12,008	4.00	15,010	5.00
Bank	27,001	9.01	11,984	4.00	14,981	5.00
2003
Total capital to risk-weighted assets
Consolidated	$28,013	13.59%	$16,487	8.00%	$20,609	10.00%
Bank	26,902	13.09	16,435	8.00	20,544	10.00
Tier 1 capital to risk-weighted assets
Consolidated	26,398	12.81	8,243	4.00	12,365	6.00
Bank	25,298	12.31	8,218	4.00	12,327	6.00
Tier 1 capital to average assets
Consolidated	26,398	9.04	11,685	4.00	14,607	5.00
Bank	25,298	8.68	11,657	4.00	14,571	5.00

NOTE 14 – LOAN COMMITMENTS AND RELATED ACTIVITIES
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
Financial instruments with off-balance-sheet risk were as follows at year-end:

	2004	2003

Unused lines of credit	$46,062,900	$46,316,300
Letters of credit	436,000	821,000
Of the above unused lines of credit for 2004, approximately $4,854,000 pertains to fixed-rate commitments and variable-rate commitments account for approximately $41,209,000. At year-end 2003, approximately $5,044,000 of total commitments were fixed-rate and $41,273,000 were variable rate. Rates on fixed rate unused lines of credit ranged from 4.75% to 19.80% at December 31, 2004 and 3.75% to 19.80% at December 31, 2003.
(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE 15 – FAIR VALUES OF FINANCIAL INSTRUMENTS
Carrying amount and estimated fair values of financial instruments were as follows at year-end:

	2004		2003

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial assets
Cash and cash equivalents	$17,826,454	$17,826,000	$11,506,999	$11,507,000
Interest-bearing time deposits	—	—	999,048	999,000
Securities available for sale	60,461,982	60,462,000	67,189,563	67,190,000
Securities held to maturity	15,865,047	16,445,000	16,603,556	17,300,000
Federal bank stock	2,877,850	2,878,000	2,771,350	2,771,000
Loans, net	196,724,596	197,410,000	187,056,241	187,116,000
Loans held for sale	57,000	57,000	—	—
Accrued interest receivable	1,615,798	1,616,000	1,622,090	1,622,000
Financial liabilities
Deposits	(248,522,476)	(248,184,000)	(242,847,291)	(243,461,000)
Short-term borrowings	(4,679,242)	(4,679,000)	(3,106,411)	(3,106,000)
Federal Home Loan Bank advances	(17,000,000)	(18,153,000)	(17,034,291)	(18,373,000)
Accrued interest payable	(445,036)	(445,000)	(454,790)	(455,000)
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

NOTE 16 –	OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) components and related taxes were as follows.

	2004	2003	2002

Unrealized holding gains (loss) on available-for-sale securities	$(1,132,412)	$477,045	$1,629,982
Reclassification adjustment for gains later recognized in income	(432,915)	(72,290)	(182,324)

Net unrealized gains (loss)	(1,565,327)	404,755	1,447,658
Tax effect (benefit)	532,211	(137,617)	(492,204)

Other comprehensive income (loss)	$(1,033,116)	$267,138	$955,454

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE 17 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
Condensed financial statements for National Bancshares Corporation (parent only) are as follows:
BALANCE SHEETS

	December 31,

	2004	2003

Assets
Cash	$1,023,529	$781,087
Investment in Bank subsidiary	34,057,410	33,704,009
Securities available for sale	608,233	660,711

Total assets	$35,689,172	$35,145,807

Liabilities and shareholders’ equity
Dividends payable	$357,518	$335,173
Other liabilities	12,333	5,899
Shareholders’ equity	35,319,321	34,804,735

Total liabilities and shareholders’ equity	$35,689,172	$35,145,807

STATEMENTS OF INCOME

	Years Ended December 31,

	2004	2003	2002

Income
Dividends from Bank subsidiary	$1,500,000	$—	$12,200,000
Other dividends	24,046	25,210	25,970
Securities gains, net	19,909	110,607	148,002

Total income	1,543,955	135,817	12,373,972
Expenses
Miscellaneous expense	(33,965)	(30,049)	(52,296)
Undistributed equity in (distributions in excess of) net income of Bank subsidiary	1,400,750	2,537,783	(10,066,902)

Net income	$2,910,740	$2,643,551	$2,254,774

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE 17 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)
STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2004	2003	2002

Cash flows from operating activities
Net income	$2,910,740	$2,643,551	$2,254,774
Adjustments to reconcile net income to net cash from operating activities:
Distributions in excess of (equity in undistributed) net income of Bank subsidiary	(1,400,750)	(2,537,783)	10,066,902
Net security gains	(19,909)	(110,607)	(148,002)
Change in other assets and liabilities	(899)	—	141,192

Net cash from operating activities	1,489,182	(4,839)	12,314,866
Cash flows from investing activities
Sales of securities	93,953	1,459,269	227,562
Cash paid for acquisition (net of cash received)	—	—	(14,733,013)

Net cash from investing activities	93,953	1,459,269	(14,505,451)
Cash flows from financing activities
Dividends paid	(1,340,693)	(1,273,659)	(1,179,743)
Dividends reinvested	—	—	261,580

Net cash from financing activities	(1,340,693)	(1,273,659)	(918,163)

Net increase (decrease) in cash	242,442	180,771	(3,108,748)
Cash, beginning of year	781,087	600,316	3,709,064

Cash, end of year	$1,023,529	$781,087	$600,316

NOTE 18 – QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest	Net Interest	Net	Basic and Diluted
	Income	Income	Income	Earnings per Share

2004
First quarter	$3,776,566	$3,005,542	$829,998	$0.37
Second quarter	3,786,272	2,925,382	656,179	0.29
Third quarter	3,813,203	2,951,300	593,893	0.27
Fourth quarter	3,935,958	3,083,453	830,670	0.37
2003
First quarter	$3,974,571	$2,992,145	$806,646	$0.36
Second quarter	3,926,619	2,926,329	799,626	0.36
Third quarter	3,744,193	2,839,220	636,946	0.28
Fourth quarter	3,398,426	2,546,099	400,333	0.18
During the fourth quarter of 2003, the Company accelerated the purchase accounting adjustment on loans related to the acquisition in 2002 by approximately $450,000. This impacted the Company’s net interest income, net income and earnings per share for the fourth quarter of 2003.
(Continued)

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM
Board of Directors and Shareholders
National Bancshares Corporation
Orrville, Ohio
We have audited the accompanying consolidated balance sheets of National Bancshares Corporation as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bancshares Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.
Crowe Chizek and Company LLC
Cleveland, Ohio
January 26, 2005

PRICE RANGE OF COMMON STOCK
National Bancshares common stock is traded on the OTC Bulletin Board under the symbol “NBOH.” The OTC Bulletin Board is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter equity securities. A summary of the high and low prices of and cash dividends paid on National Bancshares common stock in 2003 and 2004 follows. This information does not reflect retail mark-up, mark-down or commissions, and does not necessarily represent actual transactions.

2004	High	Low	Dividends Per Share

First Quarter	$24.60	$23.80	$.15
Second Quarter	26.40	24.25	.15
Third Quarter	26.40	24.07	.15
Fourth Quarter	28.00	24.80	.16

2003	High	Low	Dividends Per Share

First Quarter	$23.00	$21.75	$.14
Second Quarter	22.65	21.85	.14
Third Quarter	25.05	23.00	.15
Fourth Quarter	25.00	23.25	.15
Information regarding the limitations on dividends available to be paid is located in Note 13 to the Consolidated Financial Statements included herein.
SHAREHOLDER INFORMATION
Corporate Office
National Bancshares Corporation
112 West Market Street, PO Box 57
Orrville, OH 44667
www.fnborrville.com
Stock Trading Information
The shares of common stock of National Bancshares Corporation are traded on the OTC Bulletin Board. The ticker symbol for National Bancshares Corporation is “NBOH.” The Corporation had 967 shareholders of Record as of March 4, 2005.
Form 10-K
A copy of the Corporation’s 2004 Annual Report on Form 10-K as filed with the SEC will be furnished free of charge to shareholders upon written request to the company.
Shareholder Assistance
National Bancshares Corporation
Shareholder Services Department
330-682-1030
egerber@fnborrville.com
Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948
info@rtco.com
www.rtco.com
National Bancshares Corporation has a Dividend Reinvestment Plan and a Dividend Direct Deposit Plan available at no cost. Please contact Registrar and Transfer Company for enrollment.

OFFICERS
National Bancshares Corporation

Charles J. Dolezal
President

Kenneth R. VanSickle
Senior Vice President, Secretary

Lawrence Cardinal, Jr., CPA
Vice President, Treasurer
First National Bank

Charles J. Dolezal
President

CONTROL
Lawrence Cardinal, Jr., CPA
Vice President & Controller

Jim Huntsberger, CPA
Assistant Vice President,
Asset/Liability Manager

Angela Smith
Assistant Controller

LENDING
Kathy Barnes
Assistant Vice President,
Commercial Lending

Scott Holmes
Assistant Vice President,
Mortgage Loan
Department Manager

Nichole Hostetler
Loan Officer

Suzanne Hudson
Credit Analyst

Patty Massaro
Loan Officer

Steve Riddick
Vice President,
Commercial Banking

Darrell Smucker
Vice President,
Commercial Banking

Kenneth R. VanSickle
Senior Vice President,
Chief Loan Officer

Carol Yoder
Assistant Vice President,
Consumer Loan
Department Manager

OPERATIONS
Robert Woodruff
Vice President & Cashier

Jan Zacharias
Operations Officer

HUMAN RESOURCES
Marc Valentin, CPA
Vice President,
Human Resource & Development

Jackie Samsa
Assistant Vice President,
Manager of Human Resources

SALES & BUSINESS
DEVELOPMENT
Harold D. Berkey
Vice President of Customer Services

Vanessa Brower
Director of Marketing and Development

Paul Kubiak
Vice President,
Commercial Banking

John D. Shultz, Jr.
Vice President,
Commercial Banking
Downtown Massillon Office

Vicki Slater
Marketing Officer

INTERNAL AUDIT
Tammy Starkey
Auditor

SECURITY/ COMPLIANCE
Ron Armentrout
Assistant Vice President,
Security Officer, CRA Officer

Michelle Kieffaber
Loan Officer, Compliance Officer

OFFICE ADMINISTRATION
Paul Bayus
Assistant Vice President,
Manager Lodi Office

Carolyn Forrer
Administrative Officer,
Manager Main Office Lobby

Karen Haueter
Assistant Vice President,
Manager Smithville and
Midway Offices

Dean Karhan
Assistant Vice President,
Manager Cleveland Road Office

James Kuschmeader
Assistant Vice President,
Manager Seville Office

Susan Kutz
Administrative Officer,
Manager West High Office

Betty Lyon
Assistant Vice President,
Manager Dalton Office

Matt Miller
Assistant Vice President,
Manager Mt. Eaton Office

Jerry Schmidt
Loan Officer,
Downtown Massillon Office

Valerie Stein
Assistant Vice President,
Manager Kidron Office

Cindy Wagner
Assistant Vice President,
Manager Downtown Massillon Office

Sue Weygandt
Assistant Vice President,
Manager Mayflower Office

ROBERT F. GUMZ
1916-2004
We recently lost a dear friend and trusted associate with the passing of Robert F. Gumz on December 19, 2004. Bob, who had been a Director Emeritus since 1983, began his service at First National Bank on January 1, 1969. He retired in December of 1981 as President and Chief Executive Officer, but he continued to serve as Chairman of the Board of Directors of First National Bank until April 1983.
As President and CEO, Bob gave us 13 years of admirable leadership, excellent growth and consistent performance. Under his direction, the bank’s presence grew significantly; Bob guided the merger with the Bank of Mt. Eaton Company in 1969; the acquisition of The Farmers and Merchants
Bank Company of Smithville in 1972; and the openings of both the Midway and Northside Offices, in 1975 and 1978, respectively.
We will always cherish Bob’s memory and value the leadership he provided First National Bank. We extend our sincere sympathy to Bob’s family, and we share their loss of our friend and fellow colleague.

DIRECTORS

Charles J. Dolezal
Chairman, President, CEO
National Bancshares Corporation
First National Bank

Sara Steinbrenner Balzarini
Former Member
of Management Committee
Contours, Ltd.

Bobbi Douglas
Executive Director
STEPS at Liberty Center
Every Woman's House

John W. Kropf
Attorney
Kropf, Wagner, Hohenberger
& Lutz, L.L.P.

Steve Schmid
President
Smith Dairy Products, Inc.

John E. Sprunger
President
Kidron Auction, Inc.

Howard J. Wenger
President
Wenger Excavating, Inc.
Lake Region Oil, Inc.
Northstar Asphalt, Inc.

James F. Woolley
Chief Executive Officer
R.W. Screw Products, Inc.

Albert W. Yeagley
Director of Corporate Quality
Assurance
The J.M. Smucker Company

FIRST NATIONAL BANK
OFFICES

Main Office
112 West Market St., Orrville
(330)682-1010

Cleveland Road Office
1725 Cleveland Rd., Wooster
(330)263-1725

Dalton Office
12 West Main St., Dalton
(330)828-2227

Kidron Office
4934 Kidron Rd., Kidron
(330)857-3101

Lodi Office
106 Ainsworth St., Lodi
(330)948-1414

Downtown Massillon Office
211 Lincoln Way East, Massillon
(330)832-7441

Mayflower Office
2312 Lincoln Way N.W., Massillon
(330)833-1622

Massillon Marketplace Office
1 Massillon Marketplace Dr. S.W., Massillon
(330)837-2582

Midway Office
U.S. Rt. 30 at Co. Rd. 44, Apple Creek
(330)264-8070

Mt. Eaton Office
15974 East Main St., Mt. Eaton
(330)857-4301 or (330)359-5476

Northside Office
1720 North Main St., Orrville
(330)682-2342

Seville Office
121 Greenwich Rd., Seville
(330)769-3105

Smithville Office
153 East Main St., Smithville
(330)669-2611

West High Office
1320 West High St., Orrville
(330)682-2881