Form 10-K, Exhibit 13
period 2005-12-31
NATIONAL BANCSHARES CORP /OH/
filed 2006-03-24
CIK 790362

Exhibit 13

National Bancshares Corporation
Annual Report to Security Holders
for the
fiscal year ended
December 31, 2005

(See Attached)

First National Bank

Orrville Area United Way Day of Caring

Smithville Park Days

Wooster Relay for Life

Orrville Firefighters Association 4th of July Parade

Massillon Fun Fest

Relay for Life

Focused on Community

Your Money, Your Life, Your Bank…

Moving Ahead.

National Bancshares Corporation

2005 Annual Report

Dear Shareholders,
2005 was full of changes, challenges, opportunities and focus. From opening and closing offices, introducing new services, organizational changes and earnings challenges to risk management improvement, it has been a very interesting year for us. In the early part of the year, we had an opportunity to purchase a vacant banking office in the busy commercial district on the north end of Wooster. This expansion opportunity enabled us to broaden our presence in the Wooster market and complement the Cleveland Road office. Since opening the Burbank Road office in the second quarter of the year, we have been meeting our projections on deposit growth here and have seen additional deposit growth at the Cleveland Road office as well. In total, we have seen our deposits increase 63% in Wooster since opening this new office. We are excited about expanding our services in the Wooster locale and look forward to possible additional expansion in the future.
With the lease of our Marketplace office, located inside Massillon Wal-Mart, expiring in mid 2005, we elected not to renew this lease and to close this location. The office was not profitable and prospects for future growth and profitability at this site were, at best, suspect. Resources from this location were redeployed to other offices including the new Burbank Road office. We continue, however, to operate a drive-up ATM in the parking lot at this location.
We have embraced positive change in the organization, and commenced a review of product-offerings by a special staff committee. As a result of this review, our checking account products were simplified, resulting in new features and consolidation. We rolled out a new money market product with a very attractive interest rate and introduced two new mortgage loan products designed to serve first-time homebuyers and low-to-moderate income customers. Additionally, our new product line was enhanced with an Overdraft Privilege Service, for those customers that may inadvertently overdraw their checking account, and Online Bill Payment Service for customers that enjoy the convenience of Internet banking. We continue to encourage and review customer comments to be certain our product offering meets the needs of our organization’s growing customer base.
Financial results for 2005 were disappointing. Net income of $2.1 million was down $811 thousand, or 28%, below that of the previous year. The flattening of the yield curve during the past year has made it challenging to increase net interest income. Non-interest income was down due to sizable capital gains realized in 2004 and not repeated in 2005. Non-interest expenses were up reflecting expenses associated with closing one office and opening another, as well as additional personnel costs from staff realignment. Total assets were off from the previous year-end by $1.5 million. Net loans declined by approximately $5.2 million while $7.4 million in fixed rate residential mortgage loans were sold into the secondary market. This sale assisted in controlling our interest rate exposure to changes in long-term rates.
Our long-term history of increased cash dividends continued during this past year. Cash dividends declared, in the amount of 64 cents per share, increased by 4.9% over the previous year. The market value of our stock declined by 16.9% from year-end 2004 to year-end 2005. Unfortunately, the market for financial institution stocks has not been kind this past year. Our price followed the direction of many financial stocks, pulled downward by the market as well as by declining earnings. We are optimistic that 2006 will bring increased earnings as well as an improving market for financial stocks.
In reviewing current and long-range needs of the organization, the management structure and necessary skill sets were reviewed. As a result, a consolidation and reorganization of certain management duties and responsibilities was implemented. Various job functions were streamlined to enhance the management structure of the organization. We continue our review to improve other areas of the organization as well. Developmental plans and training programs encompassing many different areas of responsibility in the company are being implemented. This investment in our staff will improve their knowledge and abilities to drive the necessary changes needed to effectively compete in an ever-changing marketplace.
Throughout this past year our organization has worked diligently to prepare for required implementation of section 404 of the Sarbanes-Oxley Act. This section of the Act required all controls within the organization to be mapped and tested to be sure they were in place and working properly. We have recently completed mapping of the controls and have initiated testing. We will be utilizing these processes to improve overall risk management systems within the organization. This will assure that many areas of risk associated with our business are being monitored and measured on an ongoing basis.
As we look ahead to 2006, we are entering our 125th year of operation. Beginning as a partnership in 1881, we have grown to 14 offices serving three counties with a staff of over 150 employees. This expansion has been realized through a combination of bank and branch acquisitions and de novo branching. We are planning activities throughout the year to celebrate this very special anniversary. We look forward to seeing many of you during 2006 and hope we may have the opportunity to serve your financial needs.
Chuck Dolezal
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
Financial Position

			Percentage
(Year End Balances)	2005	2004	Change

Total Assets	$306,881,008	$308,424,929	(0.50)%
Deposits	249,487,821	248,522,476	0.39%
Loans — Net	191,538,419	196,724,596	(2.64)%
Investment Securities	77,009,046	76,327,029	0.89%
Shareholders’ Equity	34,653,425	35,319,321	(1.89)%

Summary of Operations
Net Interest Income	$11,946,806	$11,965,677	(0.16)%
Net Income	2,099,810	2,910,740	(27.86)%
Regular Cash Dividends	1,430,072	1,363,038	4.92%
Net Income Per Share	0.94	1.30	(27.69)%
Cash Dividends Per Share	0.64	0.61	4.92%
Book Value Per Share	15.51	15.81	(1.90)%
Our Mission Statement
We are an independent community bank committed to providing products and services that will improve the financial lives of our customers through financial and operational excellence.
Our Vision Statement
We will Accomplish Our Mission By:

•	Identifying and exceeding customer service expectations by delivering quality products and financial services to the markets we serve.

•	Assisting in generating economic stability, growth and employment throughout the market area by managing and prudently investing local resources.

•	Providing an ongoing program to develop and recognize our associates as valuable assets of the organization.
About Our Cover: The cover features many of our employees who contribute their valuable time to charitable organizations throughout the communities we serve. We are proud of these employees and of those employees not pictured on the cover, for making such worthwhile efforts to help make our communities a better place!
National Bancshares Corporation is a one-bank holding company with assets of $307 million. First National Bank, its subsidiary, is headquartered in Orrville, Ohio. Serving Wayne County, southern Medina County and western Stark County through fourteen banking offices. First National Bank offers a variety of personal and commercial deposit and lending services.

SELECTED FINANCIAL DATA
The summary financial information to follow is not a substitute for National Bancshares Corporation’s consolidated financial statements, notes to the consolidated financial statements, and other detailed financial information we provide elsewhere in this document. You should read the entire document, including the consolidated financial statements, the notes to the consolidated financial statements, and the Financial Review. We derived the following data from National Bancshares’ audited consolidated financial statements for the fiscal years ended December 31, 2001 through 2005.

	As of or For the Years Ended December 31,

	2005	2004	2003	2002	2001

Income Statement Data:
Interest Income	$16,075,195	$15,311,999	$15,043,809	$15,941,153	$13,556,747
Interest Expense	4,128,389	3,346,322	3,740,016	4,927,774	4,954,357

Net Interest Income	11,946,806	11,965,677	11,303,793	11,013,379	8,602,390
Provision for Loan Losses	159,233	177,500	245,000	1,569,402	40,000

Net Interest Income After Provision For Loan Losses	11,787,573	11,788,177	11,058,793	9,443,977	8,562,390
Noninterest Income	1,801,200	1,895,313	1,532,020	1,458,031	1,145,238
Noninterest Expense	10,985,615	9,897,462	9,140,516	7,998,774	6,403,105

Income Before Income Taxes	2,603,158	3,786,028	3,450,297	2,903,234	3,304,523
Income Taxes	503,348	875,288	806,746	648,460	777,320

Net Income	$2,099,810	$2,910,740	$2,643,551	$2,254,774	$2,527,203

Balance Sheet Data:
Cash and Due from Banks	$10,985,160	$11,756,454	$11,506,999	$10,010,654	$6,935,082
Investment securities	77,009,046	76,327,029	83,793,119	70,806,397	60,843,655
Loans, net	191,538,419	196,724,596	187,056,241	190,559,663	116,880,804
Deposits	249,487,821	248,522,476	242,847,291	239,297,227	159,519,295
Borrowings	19,952,284	21,679,242	20,140,702	21,211,964	5,741,697
Shareholders’ Equity	34,653,425	35,319,321	34,804,735	33,190,050	30,922,188
Total Assets	306,881,008	308,424,929	301,249,375	296,502,555	197,763,446
Per Common Share Data:
Net Income	$0.94	$1.30	$1.18	$1.01	$1.13
Cash Dividends	0.64	0.61	0.58	0.54	0.52
Book Value	15.51	15.81	15.58	14.85	13.93
Weighted Average Number of Shares Outstanding	2,234,488	2,234,488	2,234,488	2,228,510	2,230,013

SELECTED FINANCIAL DATA

	As of or For the Years Ended December 31,

	2005	2004	2003	2002	2001

Selected Data:
Return on Average Equity	5.90%	8.29%	7.58%	7.01%	8.17%
Return on Average Assets	0.70%	0.97%	0.90%	0.85%	1.27%
Dividend Payout Percentage	68.10%	46.83%	49.03%	53.40%	45.85%
Efficiency Ratio(1)	79.91%	71.41%	71.21%	64.14%	65.69%
Full Time Equivalent Staff	135	136	133	122	103
Average Total Assets to Full Time Equivalent Staff	$2,233,711	$2,214,226	$2,209,383	$2,166,827	$1,938,835
Asset Quality Ratios:
Allowance for Loan Losses to Ending Total Loans	0.98%	0.89%	0.85%	0.83%	1.12%
Net Loan Charge-offs to Average Loans	0.01%	0.01%	0.13%	0.89%	0.06%
Capital Ratios:
Average Equity to Average Assets	11.81%	11.65%	11.86%	12.17%	15.49%
Leverage Ratio(2)	9.76%	9.41%	9.04%	8.61%	14.98%
Total Risk-Based Capital Ratio(2)	14.45%	13.73%	13.59%	13.58%	22.71%

(1)	The efficiency ratio is calculated by dividing noninterest expenses by the sum of net interest income and non-interest income.

(2)	Computed in accordance with Comptroller of the Currency and FDIC guidelines.
The following table shows quarterly results of operations for 2005 and 2004.

			Provision	Income		Basic and
			for	Before		Diluted
	Interest	Net Interest	Loan	Income	Net	Earnings
	Income	Income	Losses	Taxes	Income	Per Share

2005
First quarter	$3,828,291	$2,964,022	$80,000	$644,796	$520,799	$0.23
Second quarter	3,975,548	3,012,758	212,500	509,134	431,939	0.19
Third quarter	4,035,644	2,958,723	44,000	537,116	447,916	0.20
Fourth quarter	4,235,712	3,011,303	(177,267)	912,112	699,156	0.31
2004
First quarter	$3,776,566	$3,005,542	$47,500	$1,131,312	$829,998	$0.37
Second quarter	3,786,272	2,925,382	85,000	861,227	656,179	0.29
Third quarter	3,813,203	2,951,300	45,000	764,954	593,893	0.27
Fourth quarter	3,935,958	3,083,453	—	1,028,535	830,670	0.37
During fourth quarter 2005, the Corporation reversed a portion of the year’s provision for loan loss by $177,267. This reversal reflects an improvement on historical loan losses and an improvement of condition regarding various specific loans.

FINANCIAL REVIEW
This financial review is intended to assist the reader in evaluating the performance of National Bancshares Corporation for the years ended December 31, 2005, 2004 and 2003. This information should be read in conjunction with the consolidated financial statements and accompanying notes to the financial statements.
Forward Looking Statement
The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. Forward-looking statements can be identified by terminology such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “should,” “will,” “plans,” “potential” and similar words. Forward-looking statements are also statements that are not statements of historical fact. Forward-looking statements necessarily involve risks and uncertainties. They are merely predictive or statements of probabilities, involving known and unknown risks, uncertainties and other factors. If one or more of these risks or uncertainties occurs or if the underlying assumptions prove incorrect, actual results in 2006 and beyond could differ materially from those expressed in or implied by the forward-looking statements.
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
Financial Condition
Loans. National Bancshares’ total assets decreased by 0.5% and net loans decreased by $5.2 million or 2.6% from 2004 to 2005. Much of this decline in net loans can be attributed to the fact that the Bank sold $7.4 million in fixed rate real estate mortgage loans to secondary markets during 2005. By completing these sales to the secondary markets, the Bank reduces interest rate risk. The Bank retained the servicing of these loans which provides a source of revenue to the Company.
When examining loans collateralized by real estate, this category of loans decreased by $4.7 million. However this decline is primarily comprised of a decrease in residential loans of $6.1 million during 2005. When factoring out the aforementioned real estate mortgages sold to the secondary markets, total residential loans increased by $1.3 million. This increase is due to the hiring of a dedicated mortgage loan originator in early 2005. Offsetting a portion of this decline in loans collateralized by real estate were increases of $0.8 million in home equity loans, $0.6 million in commercial real estate loans and $0.1 million in construction loans. At the end of 2004 residential mortgage loans secured by 1-4 family real estate constituted 49% of First National Bank’s total loans, compared 47% at the end of 2005. Commercial real estate loans increased from 24% to 25% of the Bank’s total loans from year-end 2004 to 2005. Changes in our home equity product during 2004 and 2005 resulted in an increase of $0.8 million or 4% in home equity loans in 2005. This increase is the result of favorable promotions on this product during 2005. Home equity loans are now 10% of the Bank’s total loans, compared to 9% in 2004. Construction loans increased $0.1 million from 2004 to 2005. At the end of the construction period a construction loan migrates from the construction loan category to another, such as commercial real estate, if First National Bank provides permanent financing.
First National Bank’s loan policy provides that loans in any one of three broad categories of lending products may constitute up to 60% of the total loan portfolio: commercial loans, real estate loans and commercial real estate loans. Consumer loans may constitute up to 50% and non-real estate agricultural and unsecured loans may constitute up to 10% of the total loan portfolio.
When examining “Other” loans, consumer and credit card loans also increased, offset by declines in commercial and other loans. Consumer loans, which consist primarily of automobile loans, increased $0.8 million or 15% during 2005 due to an

FINANCIAL REVIEW
interest rate promotion. Commercial loans declined by $1.2 million or 5% from 2004. This decline is due to fierce competition we are experiencing in our service areas. Other loans, which consist mostly of tax-free industrial development bond loans, decreased $0.1 million or 7% due to pay downs. The composition of the Bank’s loan portfolio in dollar amounts and in percentages at the end of each of the last five fiscal years was as follows.

	Loan Portfolio Composition at December 31,

	2005		2004		2003		2002		2001

	$	%	$	%	$	%	$	%	$	%

Type of Loan:
Collateralized by real estate:
Commercial	$47,638,035	25%	$47,080,983	24%	$39,349,045	21%	$28,747,949	15%	$23,933,475	20%
Residential	91,591,798	47%	97,694,011	49%	101,291,447	54%	118,834,883	62%	53,522,228	45%
Home equity	19,044,581	10%	18,272,212	9%	14,008,018	7%	12,555,738	6%	9,426,924	8%
Construction	6,440,000	3%	6,326,884	3%	5,131,685	3%	2,065,964	1%	4,769,337	4%

	164,714,414	85%	169,374,090	85%	159,780,195	85%	162,204,534	84%	91,651,964	77%
Other:
Consumer	6,205,096	3%	5,385,953	3%	4,828,644	3%	4,847,264	3%	5,224,468	5%
Commercial	20,045,739	10%	21,196,523	10%	21,374,911	11%	21,631,567	11%	18,050,801	15%
Credit Cards — unsecured	1,405,708	1%	1,361,726	1%	1,263,565	0%	1,276,587	1%	1,227,172	1%
Other	1,565,995	1%	1,675,030	1%	1,821,016	1%	2,570,767	1%	2,249,271	2%

Total Loans	$193,936,952	100%	$198,993,322	100%	$189,068,331	100%	$192,530,719	100%	$118,403,676	100%
Less:
Unearned and deferred income	(495,705)		(505,428)		(408,522)		(366,856)		(201,720)
Allowance for loan losses	(1,902,828)		(1,763,298)		(1,603,568)		(1,604,200)		(1,321,152)

Net loans	$191,538,419		$196,724,596		$187,056,241		$190,559,663		$116,880,804

Net loans as a percent of total assets	62.41%		63.78%		62.09%		64.22%		59.10%
At the end of 2005 total agricultural loans increased by $1.0 million, amounting to approximately $5.5 million. About $4.5 million of that amount consists of loans collateralized by farmland, which is included in the $47.6 million commercial loans secured by real estate. The remainder, $1.0 million, consists of loans for agricultural production and other loans to farmers, and that figure is included in the $20.0 million figure for commercial loans (not collateralized by real estate). Ranked by Standard Industry Classification  — or SIC — codes, the industries most represented among First National Bank’s commercial borrowers include operators of nonresidential buildings, operators of dwellings other than apartment buildings and operators of apartment buildings, in that order, accounting for approximately 6.01%, 4.12% and 2.51% of the total loans at year-end 2005, respectively.
Conventional mortgage loans secured by 1-4 family real estate are long-term assets and in many cases have a fixed interest rate. The vast majority of loans added to First National Bank’s portfolio by the acquisition of Peoples Federal were fixed-rate residential mortgage loans, but their number has declined since the merger as these fixed-rate have been refinanced elsewhere or paid off. Approximately 47% of the portfolio of conventional mortgage loans secured by 1-4 family and multifamily real estate at year-end 2005 was adjustable rate. First National Bank’s fixed-rate conventional mortgage loans are originated with loan documentation that permits their sale in the secondary market. The Bank’s policy is to classify all fixed rate mortgage loans as ’Held for Sale” or “Held for Portfolio” at the time the loans are originated. The classification will be based upon several factors such as the

FINANCIAL REVIEW
loan’s interest rate and term, the Bank’s liquidity position, the interest rate environment and general economic market conditions.
The first table to follow presents maturity information for the loan portfolio at year-end 2005, without taking into account prepayments or unscheduled principal repayments. Loans are shown as maturing based on contractual maturities. The second table shows the dollar amount of all loans due after December 31, 2005 that have pre-determined interest rates and the dollar amount of all loans due after December 31, 2005 that have floating or adjustable rates.

	Loan Portfolio Maturity at December 31, 2005

			5 years or
	0 to 1 year*	1 to 5 years	more	Total

Amount due:
Collateralized by real estate:
Commercial	$5,719,120	$22,766,298	$19,152,617	$47,638,035
Residential	10,276,962	34,988,303	46,326,533	91,591,798
Home equity	—	61,817	18,982,764	19,044,581
Construction	1,723,432	1,926,813	2,789,755	6,440,000
Consumer loans	2,430,827	3,771,846	2,423	6,205,096
Commercial	7,687,722	6,342,719	6,015,298	20,045,739
Credit cards	1,405,708	—	—	1,405,708
Other	614,547	703,271	248,177	1,565,995

Total	$29,858,318	$70,561,067	$93,517,567	$193,936,952

*	Loans due on demand and overdrafts are included in the amount due in one year or less.

	Fixed Rate	Adjustable Rate	Total

Collateralized by real estate:
Commercial	4,597,668	43,040,367	47,638,035
Residential	48,724,056	42,867,742	91,591,798
Home equity	—	19,044,581	19,044,581
Construction	535,334	5,904,666	6,440,000
Consumer loans	6,017,587	187,509	6,205,096
Commercial	4,693,533	15,352,206	20,045,739
Credit cards	1,076,924	328,784	1,405,708
Other	1,220,790	345,205	1,565,995

Total	$66,865,892	$127,071,060	$193,936,952

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

FINANCIAL REVIEW
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

Pass (Pass I, II and III) loans are loans that are considered satisfactory, with lower than average risk and low probability of serious financial deterioration on the borrower’s part	Watch (Pass IV) loans are loans that are performing according to the terms of the loan agreement but that nevertheless require enhanced management supervision because of factors such as an unusual payment history or a weakened financial condition on the borrower’s part

Special-Mention loans have more than average risk, with identified potential weaknesses that deserve management’s close attention. Left uncorrected, the potential weaknesses could result in deterioration of repayment prospects. In the case of a commercial borrower for example, potential weaknesses could include adverse trends in the borrower’s operations or adverse economic or market conditions that could affect the borrower in the future	Substandard loans are inadequately protected by the current financial condition and paying capacity of the borrower or by any collateral securing the loan. Substandard loans have a well-defined weakness or weaknesses jeopardizing collection of the debt in full, with a distinct possibility of loss if the weakness or weaknesses are not corrected. Although a loan may be classified substandard even if payments are not 90 days or more past due, if payments are 90 days or more past due the loan will be classified as substandard if not adequately collateralized, if not ranked even lower

Doubtful loans have all the weaknesses inherent in those classified as substandard, with the added characteristic that existing facts, conditions, and values make collection or liquidation in full highly questionable and improbable. The possibility of loss is extremely high, but because of factors that could work to the borrower’s advantage classification of the “doubtful” loan as “loss” is deferred	Loans classified as Loss are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. When a bank classifies an asset as “loss,” the bank is required either to establish an allowance for losses equal to 100% of that portion of the asset so classified or to charge off that amount

FINANCIAL REVIEW
If it is probable that the Bank will be unable to collect all principal and interest due on a commercial or non-homogenous loan — and that the loan is therefore impaired — management measures the amount of impairment using the loan’s expected future cash flows (discounted at the loan’s effective interest rate), or the fair value of the underlying collateral if loan repayment is expected to come from the sale or operation of the collateral. First National Bank considers larger loans ranked doubtful or loss to be impaired. Substandard, special mention, and watch loans are not considered impaired. Impairment is evaluated in total for smaller-balance loans of similar nature — such as residential mortgage, consumer, and credit card loans — and on an individual loan basis for other loans. If a loan is impaired, a portion of the loan loss allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral.
Increases in the allowance for loan losses are made by charges to the provision for loan losses. No specific provision for loan losses results if an individually reviewed loan is ranked “pass” or “watch,” but they are included in the pools of loans analyzed under SFAS 5. Loans classified special mention or substandard, and smaller-balance loans classified doubtful are assigned a provision based upon a historical migration analysis performed on classified loans. The migration analysis identifies the percentage of classified loans by category that has historically been ultimately charged-off. The migration percentages are reviewed and adjusted by management to reflect various factors such as the growth and change in mix of the loan portfolio and the regulator’s guidelines. Loans ranked loss are charged off in their entirety because at that point the unconfirmed loss that the loan loss allowance is intended to approximate is considered to be confirmed.
As of December 31, 2005, 2004, and 2003 classified assets were as follows –

	Classified assets at December 31,

	2005		2004		2003

		Percent of		Percent of		Percent of
	Amount	total loans	Amount	total loans	Amount	total loans

Classified loans:
Special mention	$5,421,909	2.8%	$6,189,953	3.1%	$3,126,131	1.7%
Substandard	4,838,160	2.5%	3,340,416	1.7%	3,994,474	2.1%
Doubtful	1,185,504	0.6%	731,900	0.4%	383,495	0.2%
Loss	—	0.0%	—	0.0%	—	0.0%

Total classified loans	$11,445,573	5.9%	$10,262,269	5.2%	$7,504,100	4.0%
Other classified assets	—	0.0%	—	0.0%	—	0.0%

Total classified assets	$11,445,573	5.9%	$10,262,269	5.2%	$7,504,100	4.0%

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
Under SFAS 5, loans are segmented into groups of loans having similar risk characteristics based on purpose, loan type, and collateral, for example residential mortgage loans, home equity loans, and consumer loans. Losses inherent in pools of loans are estimated using average historical losses over a period of years for loans of those types, but with adjustments to account for changes in loan policies, changes in underwriting or loan recovery practices, changes in prevailing economic conditions, changes in the nature or volume of the loan portfolio, and

FINANCIAL REVIEW
changes in other internal and external factors. Loans secured by real estate — particularly residential mortgage loans — generally have less credit risk than other types of loans.
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
First National Bank’s percentage of the allowance for loan losses to total loans was 0.89% for 2004. When compared against 2003, it increased of 4.7%. For 2005, the percentage of the allowance for loan losses to total loans was 0.98%. This represents a 10.1% increase over 2004. As is the case in both 2004 and 2005, the Bank experienced an increase in the number of loans being rated as classified. However, magnifying the increase in 2005 is the fact that total loans at the end of 2005 had declined by approximately $5.1 million for year-end 2004. The ratio of classified assets to tier 1 capital plus the allowance for loan losses increased from 26% in 2003 to 36% in 2004 and from 36% in 2004 to 37% in 2005. The continued weakness in the local economy and deterioration of financial position of some of the Bank’s commercial borrowers has led to more loans being classified.
Loan review and monitoring is vital to establishment of an appropriate loan loss allowance and to proper credit administration and risk management generally. As is typical with a community bank, management is personally familiar with the credit factors that support customers’ loans, including the financial circumstances of commercial borrowers’ organizations, the quality of real estate collateral supporting loans, and similar factors. However, in order to minimize the risks associated with our loan process, the Bank has taken a more formal and systematic approach its credit administration, loan review, and associated functions. As part of this process in both 2004 and 2005, a qualified independent third party was engaged to perform loan reviews. Management intends on continuing utilizing a third party on an annual basis to perform loan reviews.

FINANCIAL REVIEW
Loans deemed uncollectible are charged against the allowance for loan losses. But even after a loan is charged off, the Bank nevertheless attempts recovery when possible. Recoveries of previously charged-off amounts are credited to the allowance for loan losses. Transactions in the allowance for loan losses are summarized in the table to follow.

	Year Ended December 31,

	2005	2004	2003	2002	2001

Loan loss allowance, beginning of period	$1,763,298	$1,603,568	$1,604,200	$1,321,152	$1,343,124
Loans charged off:
Collateralized by real estate:
Commercial	—	—	—	—	20,007
Residential	—	24,003	—	—	—
Home equity	—	—	—	—	—
Construction	—	—	—	1,475,906	—
Consumer	7,928	24,605	9,923	21,943	21,006
Commercial	33,608	—	237,526	23,431	38,730
Credit cards	16,058	20,154	20,036	24,706	6,439
Other	—	—	—	—	—

Total loans charged off	57,594	68,762	267,485	1,545,986	86,182

Recoveries of loans previously charged off:
Collateralized by real estate:
Commercial	—	—	—	—	—
Residential	326	—	—	—	1,451
Home equity	—	—	—	—	—
Construction	31,555	—	—	—	—
Consumer	5,144	1,772	8,840	12,151	20,937
Commercial	600	41,230	7,320	2,300	1,218
Credit cards	266	7,990	5,693	652	604
Other	—	—	—	—	—

Total recoveries	37,891	50,992	21,853	15,103	24,210

Net loans recovered (charged off)	(19,703)	(17,770)	(245,632)	(1,530,883)	(61,972)
Provision charged to operations	159,233	177,500	245,000	1,569,402	40,000
Allowance of acquired institution	—	—	—	244,529	—

Loan loss allowance, end of period	$1,902,828	$1,763,298	$1,603,568	$1,604,200	$1,321,152

Loans outstanding:
Average	197,064,000	194,032,000	187,180,000	172,159,000	110,418,000
End of period	193,936,952	198,993,322	189,068,331	192,530,719	118,403,676
Ratio of allowance for loan losses to total loans outstanding at end of period	0.98%	0.89%	0.85%	0.83%	1.12%
Net recoveries (charge offs) to average loans	(0.01)%	(0.01)%	(0.13)%	(0.89)%	(0.06)%

FINANCIAL REVIEW
The allowance for loan losses is allocated among loan categories as shown in the table to follow. Although the Bank considers inherent losses in individual loans and categories of similar loans when it establishes the loan loss allowance, the allowance is a general reserve available to absorb all credit losses in the portfolio. No part of the allowance is segregated for or dedicated to any particular asset or group of assets.

	Allocation of the Allowance for Loan Losses at December 31,

	2005		2004		2003		2002		2001

		Percent of		Percent of		Percent of		Percent of		Percent of
		loans in		loans in		loans in		loans in		loans in
		each		each		each		each		each
		category to		category to		category to		category to		category to
	Amount	total loans	Amount	total loans	Amount	total loans	Amount	total loans	Amount	total loans

Collateralized by real estate:
Commercial	$719,888	25%	$372,597	24%	$462,667	21%	$277,776	15%	$171,388	20%
Residential	185,805	47%	114,364	49%	56,624	54%	258,377	62%	74,396	45%
Home equity	8,340	10%	12,755	9%	5,592	7%	14,623	6%	13,103	8%
Construction	—	3%	—	3%	—	3%	40,789	1%	763,783	4%
Consumer	40,201	3%	16,293	3%	7,976	3%	20,497	3%	58,732	5%
Commercial	825,709	10%	1,226,638	10%	964,121	11%	967,182	11%	177,538	15%
Credit cards	46,980	1%	20,651	1%	21,760	0%	24,956	1%	51,691	1%
Other	75,904	1%	—	1%	—	1%	—	1%	—	2%
Unallocated	—	N/A	—	N/A	84,828	N/A	—	N/A	10,521	N/A

Total	$1,902,828	100%	$1,763,298	100%	$1,603,568	100%	$1,604,200	100%	$1,321,152	100%

Management reviews nonperforming assets for unfavorable collectibility factors and assesses the requirement for specific reserves on those credits. Management considers any loan past due 90 days or more and any loan on non-accrual to be a nonperforming asset. Any loan 90 days or more past due that is not both adequately collateralized and in a positive cash-flow position and any loan of a borrower experiencing serious financial deterioration may be placed on non-accrual by the Chief Lending Officer. Interest received on non-accrual loans – also referred to as nonperforming loans – is recorded as a reduction of principal. The table to follow summarizes nonperforming assets and other nonperforming assets by category.

FINANCIAL REVIEW

	Nonperforming Assets at December 31,

	2005	2004	2003	2002	2001

Collateralized by real estate:
Commercial:
Non-accrual	$—	$—	$—	$—	$142,803
Past due 90 days or more	—	—	—	—	—
Residential:
Non-accrual	598,905	394,970	567,590	171,482	103,152
Past due 90 days or more	197,831	51,549	28,577	76,752	71,942
Home equity:
Non-accrual	4,680	—	—	—	12,823
Past due 90 days or more	—	—	23,172	—	—
Construction:
Non-accrual	—	125,502	125,502	140,000	—
Past due 90 days or more	—	—	—	—	—
Not collateralized by real estate:
Consumer:
Non-accrual	3,854	8,041	—	4,964	—
Past due 90 days or more	5,116	4,099	—	—	13,232
Commercial:
Non-accrual	1,471,934	899,082	677,777	1,841,922	—
Past due 90 days or more	35,809	—	—	252,331	58,749
Credit cards:
Non-accrual	—	—	8,988	—	—
Past due 90 days or more	6,355	—	—	5,690	4,012

Total nonperforming assets	2,324,484	1,483,243	1,431,606	2,493,141	406,713
Other real estate owned	103,334	46,000	—	—	—

Total nonperforming assets	$2,427,818	$1,529,243	$1,431,606	$2,493,141	$406,713

Loans outstanding, net	$191,538,419	$196,724,596	$187,056,241	$190,559,663	$116,880,804
Nonperforming assets to total net loans	1.21%	0.75%	0.77%	1.31%	0.35%
Nonperforming assets to total assets	0.76%	0.48%	0.48%	0.84%	0.21%
Allowance for loan losses to total loans	0.98%	0.89%	0.85%	0.83%	1.12%
Allowance for loan losses to nonperforming assets	81.86%	118.88%	112.01%	64.34%	324.84%
Securities. To assist in local development, the Bank actively purchases bonds issued by local municipalities, school systems, and other public entities when opportunities arise. Other securities are primarily comprised of corporate bonds and notes as well as equity securities of approximately $250 thousand. Investment securities are classified either as held to maturity or as available for sale. The Bank does not hold any securities for trading purposes. If management has the intent and the Bank has the ability at the time of purchase to hold a security until maturity or on a long-term basis, the security is classified as held-to-maturity and it is reflected on the balance sheet at historical cost. Securities to be held for indefinite periods and not intended to be held to maturity or on a long-term basis are classified as available-for-sale, and they are reflected on the balance sheet at their market value. Management determines the appropriate classification at the time of purchase. At year-end 2005, 2004 and 2003 there was no single issuer of securities where the total book value of such securities exceeded 10% of shareholders’ equity except for US government and agency obligations.

FINANCIAL REVIEW
The following table shows the amortized cost and estimated fair values of the corporation’s investment portfolio at the dated indicated.

		Gross	Gross
	Amortized	unrealized	unrealized
	Cost	gains	losses	Fair Value

December 31, 2005
Available for Sale:
U.S. Government and federal agency	$22,397,882	$26,624	$(282,131)	$22,142,375
State and municipal	2,040,585	36,699	(1,929)	2,075,355
Corporate bonds and notes	30,992,806	192,861	(462,748)	30,722,919
Mortgage Backed	4,968,661	4,599	(75,230)	4,898,030
Equity securities	240,253	13,285	(304)	253,234

Total available for sale	60,640,187	274,068	(822,342)	60,091,913

Held to Maturity:
State and municipal	16,917,133	283,969	(86,082)	17,115,020

Total Investment Securities	$77,557,320	$558,037	$(908,424)	$77,206,933

December 31, 2004
Available for Sale:
U.S. Government and federal agency	$17,561,943	$227,251	$(30,080)	$17,759,114
State and municipal	2,861,927	129,113	—	2,991,040
Corporate bonds and notes	37,146,122	1,157,837	(86,103)	38,217,856
Mortgage Backed	630,679	11,196	(222)	641,653
Equity securities	785,897	66,422	—	852,319

Total available for sale	58,986,568	1,591,819	(116,405)	60,461,982

Held to Maturity:
State and municipal	15,865,047	580,268	(546)	16,444,769

Total Investment Securities	$74,851,615	$2,172,087	$(116,951)	$76,906,751

December 31, 2003
Available for Sale:
U.S. Government and federal agency	$24,241,317	$730,120	$(19,375)	$24,952,062
State and municipal	2,261,802	175,194	—	2,436,996
Corporate bonds and notes	34,981,032	1,924,041	(79,437)	36,825,636
Mortgage Backed	1,804,731	317,735	—	2,122,466
Equity securities	859,940	26,013	(33,550)	852,403

Total available for sale	64,148,822	3,173,103	(132,362)	67,189,563

Held to Maturity:
State and municipal	16,603,556	712,328	(15,800)	17,300,084

Total Investment Securities	$80,752,378	$3,885,431	$(148,162)	$84,489,647

FINANCIAL REVIEW
The contractual maturity of investment securities at December 31, 2005 is shown below.

	December 31, 2005

	One year or	More than one	More than five	More than ten
	less	to five years	to ten years	years	Total investment securities

	Carrying Value	Carrying Value	Carrying Value	Carrying Value	Carrying Value	Market
	Average Yield	Average Yield	Average Yield	Average Yield	Average Yield	Value

Available for Sale:
U.S. Government and federal agency	$—	$8,807,230	$13,335,145	$—	$22,142,375	$22,142,375
		4.28%	5.46%		4.93%
State and municipal	—	257,816	207,552	1,609,987	2,075,355	2,075,355
		3.00%	4.95%	5.23%	4.81%
Corporate bonds and notes	3,245,264	17,192,279	10,285,375	—	30,722,919	30,722,919
	5.47%	5.21%	4.82%		5.14%
Mortgage-backed	—	39,519	—	4,858,511	4,898,030	4,898,030
		9.35%		5.74%	6.14%

Total debt securities	3,245,264	26,296,844	23,828,072	6,468,498	$59,838,679	59,838,679
	5.47%	5.15%	4.99%	5.37%	5.13%
Equity securities	—	—	—	253,235	253,235	253,235
				0.00%	0.00%

Total available for sale	3,245,264	26,296,844	23,828,072	6,721,733	60,091,913	60,091,913
	5.47%	5.15%	4.99%	5.17%	5.11%

Held to Maturity:
State and municipal	439,467	2,589,674	8,534,455	5,353,537	16,917,133	17,115,020
	5.07%	5.02%	4.45%	4.89%	4.80%

Total investment securities	$3,684,731	$28,886,518	$32,362,527	$12,075,270	$77,009,046	$77,206,934
	5.42%	5.14%	4.85%	5.04%	5.04%

Federal Bank Stock. As of December 31, 2005, the Bank held 22,551 shares of $100 par value Federal Home Loan Bank of Cincinnati stock, which are restricted securities. FHLB stock represents an equity interest in the FHLB, but it does not have a readily determinable market value. The stock can be sold at its par value only, and only to the FHLB or to another member institution. Member institutions are required to maintain a minimum stock investment in the FHLB, based on total assets, total mortgages, and total mortgage-backed securities.
Deposits. Deposits increased during 2005, with growth concentrated in time deposits and interest-bearing demand accounts, offset by a decline in non-interest bearing demand and savings. First National Bank’s savings accounts include passbook and statement savings, as well as Preferred Savings accounts tiered to pay higher rates for higher balances. First National Bank does not solicit brokered deposits. Savings accounts decreased $14.5 million or 16.4% from the end of 2004 to the end of 2005. This was primarily due to customer fund movement to certificate of deposits and Money Market Demand Accounts. Noninterest bearing demand deposits, consisting of regular checking accounts, decreased $0.4 million or 0.9%. Interest-bearing demand deposits, which include Negotiable Order of Withdrawal accounts and Money Market Deposit Accounts, increased $9.2 million or 22.7% during 2005. Much of the increase in this category is attributed to improved rates in the money market demand account and the introduction of a premium money market demand account Certificates of deposit rates increased during 2005, making this an attractive investment for our customers. Customers moved funds from demand and savings accounts, in addition to new monies into certificate of deposits. Time deposits under $100,000 increased $4.6 million or 7.6% during 2005. During the same period, Time deposits of $100,000 and more increased by $2.0 million or 19.3%. The table below shows the amount of time deposits (certificates of deposit) of $100,000 or more by time remaining until maturity as of December 31, 2005.

FINANCIAL REVIEW

	Maturity of Time Deposits
	of $100,000 or More at
	December 31, 2005

		Percent of
Time Remaining to Maturity	Amount	total

Three months or less	$2,280,418	18.4%
Over three through 12 months	5,919,817	47.7%
Over one year through 3 years	3,932,866	31.7%
Over 3 years	270,526	2.2%

Total	$12,403,627	100.0%

Deposits are the primary sources of funds for lending activities and other general business purposes. Our core deposits at year-end 2005 were approximately $171 million, consisting of demand and savings deposits. This represented 69.6% of total long-term assets, compared to 70.2% at year-end 2004. Our net non-core funding dependence ratio was 7.1% at year-end 2005 and 7.9% at year-end 2004. We use the net non-core funding dependence ratio to measure the Bank’s dependence on high-cost funding sources to support long-term assets, meaning funding sources other than core funding sources like retail customer deposits. The net non-core funding dependence ratio is calculated as non-core liabilities, such as time deposits over $100,000, repurchase agreements and Federal Home Loan Bank advances, less short-term investments, divided by total long-term investments. One of our goals is to increase the percentage of core or non-maturity deposits relative to the Bank’s long-term assets, enhancing the Bank’s liquidity and management of interest-rate risk by increasing the level of low-cost and stable funding sources for the Bank’s long-term assets.
During 2005, the Bank closed its Market Place (Massillon) office and opened the Burbank Road (Wooster) office. The May 31, 2005 closure of Market Place resulted in lost deposits of $0.4 million from the prior year. Beginning in 2006, these deposits will be accountable to our Downtown Massillon Office. As for Burbank Road, this office opened on June 30, 2005 and along with our Cleveland Road office has contributed to a $3.7 million increase of deposits in the Wooster market.
Liquidity and Capital Resources. A Bank’s liquidity risk is the risk associated with having to satisfy current and future financial obligations in a timely manner. The Bank considers core earnings, strong capital ratios, and credit quality essential for maintaining high credit ratings, which allow the Bank cost-effective access to market-based liquidity. Both short- and long-term liquidity needs are addressed by maturities and sales of unpledged investment securities, loan repayments and maturities, sales of loans that are not pledged as security for FHLB borrowings, and transactions in cash and cash equivalents, such as federal funds sold. The use of these resources, combined with access to credit, provide funds for satisfying depositor, borrower, and creditor needs. Management considers the Bank to have satisfactory liquidity, with the ability to satisfy the demands of customers and the local economy. Liquidity may be adversely affected by unexpected deposit outflows, which can be caused by higher interest rates paid by competitors. Management monitors projected liquidity needs and establishes a desirable level based in part on the Bank’s commitment to make loans as well as management’s assessment of the Bank’s ability to generate funds.
The most liquid assets are cash and cash equivalents, which at year-end 2005 consisted of $11.0 million in cash and due from banks and $8.8 million in Federal funds sold. At year-end 2004 cash and cash equivalents consisted of $11.8 million in cash and due from banks and $6.1 million in Federal funds sold. Federal funds sold are overnight investments with correspondent banks, an investment and liquidity tool that are used to maximize earning assets. Investment securities classified as available for sale that are not pledged are another source of liquidity. In addition to the net non-core funding dependence ratio, we also consider the Bank’s loans-to-deposits ratio to assess liquidity, seeking to cap the ratio of loans to deposits at 90%. The ratio of total loans to deposits at year-end 2005 was 77.7%. At the end of 2005 the fair value of securities available for sale was approximately $60.1 million, while the total carrying value of securities pledged was approximately $24.7 million, representing securities pledged to secure public deposits and repurchase agreements.

FINANCIAL REVIEW
Operating activities provided net cash of $3.3 million in 2005, $3.2 million in 2004, and $3.3 million in 2003, generated principally from net income in those years. During 2004 the Bank adopted a formal “Loans Available for Sale Policy”, and it continues in existence today. In accordance with the policy, during 2005, the Bank reported the $7 million in origination and proceeds from sales of mortgage loans held for sale as operating activities. Investing activities consist primarily of loan originations and repayments, along with investment securities purchases, sales, and maturities. In 2003 it also reflects proceeds from the sale of mortgage loans of $5.4 million. In 2003 investing activities used cash of $9.5 million as investment purchases exceeded investment maturities, repayments and sales and proceeds from sale of loans by approximately $7.0 million. As interest rates increased in 2004 new loan origination activity for residential mortgages declined, but originations in other categories remained strong. Investing activities used cash of $2.8 million in 2004 as investment purchases and loan originations less repayments, exceeded the proceeds from maturities of interest-bearing deposits with other banks, investment maturities, repayments and sales by $2.6 million. With increasing interest rates in 2005, net cash from investing activities was $0.8 million, with the proceeds from investment maturities, repayments and sales exceeding purchases and loan originations less repayments by $2.1 million. Loan originations by category in the last three years were as follows –

	2005	2004	2003

Collateralized by real estate:
Commercial	$15,163,415	$11,228,923	$11,406,806
Residential	18,242,996	21,340,723	40,472,446
Home equity	2,847,510	2,349,374	2,288,240
Construction	6,779,521	2,412,419	2,567,017
Consumer	4,499,803	3,734,831	3,447,668
Commercial	9,105,734	8,643,897	9,478,041
Credit cards	236,400	389,700	504,700
Other	578,675	333,052	317,891

Total	$57,454,054	$50,432,919	$70,482,809

Financing activities include the solicitation and repayment of customer deposits, borrowings and repayments, treasury stock activity, and the payment of dividends. The Bank had $17 million of borrowings outstanding with the Federal Home Loan Bank (FHLB) of Cincinnati at the end of 2005, maturing in 2010 and 2011. We assumed $19.4 million in FHLB advances when we acquired Peoples Financial Corporation in April 2002. First National Bank has approximately $58 million available in short-term funding arrangements with its correspondent banks and the FHLB. Additional information concerning FHLB borrowings and bank obligations under repurchase agreements is contained in Notes 7 and 8 of the consolidated financial statements of National Bancshares.
The outstanding balances and related information about short-term borrowings, which consists almost entirely of securities sold under agreements to repurchase are summarized as follows –

	Year Ended December 31,

	2005	2004	2003

Balance at year end	$2,359,521	$3,888,235	$2,786,848
Average balance outstanding	4,100,383	3,140,013	2,845,520
Maximum month-end balance	8,918,122	4,847,337	3,385,869
Weighted-average rate at year end	2.54%	0.69%	0.10%
Weighted-average rate during the year	1.72%	0.36%	0.13%
National Bancshares and the Bank are subject to federal regulations imposing minimum capital requirements. We monitor total risk-based, tier I risk-based, and tier I leverage capital ratios to assure compliance with regulatory capital requirements. At December 31, 2005 both National Bancshares and the Bank exceeded minimum risk-based and leverage capital ratio requirements. The Bank’s ratio of total capital to risk-based assets was 13.62% on December 31, 2005. The minimum required ratio is 8%. Additional information concerning capital ratios at year-end 2005 and 2004 is contained in Note 12 of the consolidated financial statements.

FINANCIAL REVIEW
Contractual Obligations. As discussed in the notes to National Bancshares’ consolidated financial statements, we have obligations to make payments under contracts, including borrowings. At December 31, 2005, the aggregate contractual obligations are –

	Payment due by period

		Less than			More than
Contractual Obligations	Total	1 year	1 - 3 years	3 - 5 years	5 years

Time Deposits	$78,271,968	$49,122,067	$27,572,691	$1,577,210	$—
Long-term obligations	17,000,000	—	—	11,000,000	6,000,000
Information system contract obligations	2,535,000	780,000	1,560,000	195,000	—
Operating lease obligations	92,524	36,624	31,200	24,700	—

Total	$97,899,492	$49,938,691	$29,163,891	$12,796,910	$6,000,000

Off-Balance Sheet and Contingent Liabilities. Some financial instruments, such as loan commitments, credit lines, and letters of credit are issued to satisfy customers’ financing needs. Ordinarily having fixed expiration dates, these are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are satisfied. Off-balance-sheet risk in the form of potential credit loss exists up to the face amount of these instruments, although we do not expect material losses. We use the same credit policies to make these commitments that we use to make loans, including obtaining collateral at exercise of the commitment. Funding commitments by expiration period were as follows at year-end 2005 –

	Expiration of Funding Commitments

	One year	Over one
	and less	year	Total

Unused loan commitments	$24,989,698	$26,165,602	$51,155,300
Letters of credit	499,400	—	499,400

Total	$25,489,098	$26,165,602	$51,654,700

Of the unused loan commitments, approximately $7.3 million pertain to fixed-rate commitments and approximately $43.9 million pertain to variable-rate commitments. Rates on fixed rate unused loan commitments range from 4.75% to 19.80%. Because our experience demonstrates that a large percentage of funding commitments expire unused or only partially used, we believe that the total funding commitments shown in the table above do not necessarily represent actual future cash requirements.
The Bank is required by reserve regulations of the Federal Reserve Board to maintain cash on hand or on deposit with the Federal Reserve Bank. Reserve requirements vary according to the amount of a Bank’s transaction accounts, checking accounts principally. Reserve balances do not earn interest. First National Bank was required to have cash on hand or on deposit with the Federal Reserve Bank of $3.6 million at year-end 2005 and $3.9 million at year-end 2004.
The Bank occasionally sells loans it originates, particularly conventional fixed-rate residential mortgage loans. These loans are not sold with recourse. The Bank has retained mortgage-servicing rights on approximately $10.4 million of residential mortgage loans sold.
Shareholders’ Equity. The 1.9% decrease in shareholders’ equity from year-end 2004 to year-end 2005 is attributable to decreased accumulated other comprehensive income, which resulted from the decline in the market value of investments available for sale caused by the increase in short-term and intermediate interest rates. Accumulated other comprehensive income represents the unrealized appreciation or depreciation (net of taxes) in the market value of debt and equity investments available for sale. Because of interest rate volatility, accumulated other comprehensive income could materially fluctuate for each interim and year-end period, depending on economic and interest rate conditions.
Because National Bancshares is dependent on the Bank for earnings and funds necessary to pay dividends, the ability of National Bancshares to pay dividends to its shareholders is subject to bank

FINANCIAL REVIEW
regulatory restrictions. According to the National Bank Act and Office of the Comptroller of the Currency (OCC) Rule 5.64, a national bank may never pay a cash dividend without advance OCC approval if the amount of the dividend exceeds retained net income for the year and for the two preceding years (after any required transfers to surplus). In December 2005, the Bank paid a dividend to National Bancshares in the amount of $2.0 million. At December 31, 2005, the Bank could, without prior approval, declare additional dividends of $4.1 million.
Interest-Rate Sensitivity. Like other financial institutions, the Bank is subject to interest rate risk, which management considers to be the Bank’s most significant market risk. Interest rate sensitivity, or interest rate risk, relates to the effect of changing interest rates on net interest income. Interest-earning assets with interest rates tied to the prime rate for example, or that mature in relatively short time periods, are considered interest-rate sensitive. Interest-bearing liabilities with interest rates that can be re-priced in a discretionary manner, or that mature in relatively short periods of time, are also considered interest-rate sensitive. The differences between interest-sensitive assets and interest-sensitive liabilities over various time horizons are commonly referred to as sensitivity gaps. As interest rates change, a sensitivity gap will have either a favorable effect or an adverse effect on net interest income. A negative gap — with liabilities repricing more rapidly than assets — generally has a favorable effect when interest rates are falling, and an adverse effect when rates are rising. A positive gap — with assets repricing more rapidly than liabilities — generally has the opposite effect: an adverse effect when rates are falling and a favorable effect when rates are rising. National Bancshares and the Bank do not own any trading assets and are not subject to foreign currency exchange or commodity price risk.
Interest rate risk in total is a product of risks such as repricing risk, option risk, and basis risk. Repricing risk results from differences in the maturity, or repricing, of asset and liability portfolios. Most residential mortgage and consumer loans give consumers the right to prepay with little or no prepayment penalty, and because of competitive pressures commercial lenders might choose not to enforce prepayment penalties on commercial loans. First National Bank’s fixed-rate conventional mortgage loans are originated with loan documentation that permits their sale to the secondary market and the Bank’s policy is classify these loans as “Held for Sale” or “Held in Portfolio” at the time the loans are originated based on such factors as the Bank’s liquidity position, interest rate environment and general economic conditions. A loan prepayment right is, like the right of a depositor to early withdrawal without penalty, a form of embedded option giving the customer the opportunity to benefit when market interest rates change, ordinarily at a Bank’s expense in the form of higher costs or lower revenue. Although residential mortgage loans tend to have lower credit risk than other forms of lending, they tend also to have higher option risk and interest rate risk because of this prepayment feature and their long-term nature. Option risk in the form of prepayments also affects the value of mortgage-backed securities. Basis risk refers to the potential for changes in the underlying relationship between market rates and indices, which can result in a narrowing of the profit spread on an earning asset or liability. Basis risk also exists in administered rate liabilities, such as NOW accounts, savings accounts, and money market accounts, whose historical pricing relationships to market rates may change due to the level or directional change in market interest rates.
Management’s goal is to manage interest rate risk by maintaining the one-year ratio of interest-earning assets to interest-bearing liabilities within a range between 50% and 150%. At year-end 2005 the Bank had a negative one-year cumulative gap of -20% of total assets, and a ratio of interest-earning assets to interest-bearing liabilities of 65%. This compares to a negative one-year cumulative gap of -20% of total assets, and a ratio of interest-earning assets to interest-bearing liabilities of 64% at year-end 2004. In 2003, the one-year cumulative gap was -30% of total assets, and a ratio of interest-earning assets to interest-bearing liabilities of 50%. At year-end 2005 long-term interest-earning assets represent 19% of total earning assets, compared to 22% at year-end 2004. This has reduced our exposure to interest rate risk. Management has taken actions to shorten the maturities of the Bank’s assets and lengthen the maturities of the

FINANCIAL REVIEW
Bank’s liabilities, including offering attractive rates on variable rate loans and offering certificate of deposit specials maturing in longer than twelve months.
The following table shows the maturities or repricing of the Bank’s earning assets and liabilities at year-end 2005 based upon the contractual maturity or contractual repricing dates of loans and the contractual maturities of time deposits. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less.

	Maturing or Repricing Periods

	Within	4 - 12	1 - 5	Over 5
	3 months	months	years	years	Total

Interest-earning assets:
Federal funds sold	$8,780,000	$—	$—	$—	$8,780,000
Investment securities	3,793,268	13,376,044	32,434,201	27,405,533	77,009,046
Federal bank stock	—	—	—	2,987,050	2,987,050
Loans held for sale	—	—	—	—	—
Loans collateralized by real estate:
Commercial (1)	8,842,497	7,986,281	30,252,826	556,431	47,638,035
Residential (1)	8,941,825	17,824,064	42,437,916	22,387,993	91,591,798
Home equity (1)	19,008,680	35,901	—	—	19,044,581
Construction (1)	3,917,944	422,523	1,689,506	410,027	6,440,000
Consumer loans (1)	739,235	1,765,753	3,700,108	—	6,205,096
Commercial (1)	14,350,782	2,563,029	3,131,928	—	20,045,739
Credit cards (1)	345,373	1,060,335	—	—	1,405,708
Other (1)	423,966	299,225	652,797	190,007	1,565,995

Total interest-earning assets	$69,143,570	$45,333,155	$114,299,282	$53,937,041	$282,713,048

Interest-bearing liabilities:
Interest-bearing demand	$32,283,940	$—	$—	$—	$32,283,940
Money market	17,739,977	—	—	—	17,739,977
Savings	74,048,596	—	—	—	74,048,596
Time	11,991,697	37,121,673	29,158,598	—	78,271,968
Repurchase agreements	2,359,521	—	—	—	2,359,521
Other borrowings	592,763	—	11,000,000	6,000,000	17,592,763

Total interest-bearing liabilities	$139,016,494	$37,121,673	$40,158,598	$6,000,000	$222,296,765

Interest-sensitivity gap	$(69,872,925)	$8,211,482	$74,140,684	$47,937,041	$60,416,281

Cumulative interest sensitivity gap	$(69,872,925)	$(61,661,443)	$12,479,241	$60,416,281

Cumulative interest sensitivity gap as a percent of total equity	-201.63%	-177.94%	36.01%	174.34%
Cumulative interest sensitivity gap as a percent of total assets	-22.77%	-20.09%	4.07%	19.69%

(1)	For purposes of the gap analysis, loans are not reduced by the allowance for loan losses.

(2)	Federal Home Loan Bank advances included in other borrowings are convertible variable rate instruments that could reprice in earlier periods should market rates rise.

FINANCIAL REVIEW
One way to minimize interest rate risk is to maintain a balanced or matched interest-rate sensitivity position. However, matched funding does not always maximize profits. To increase net interest income, the Bank selectively mismatches asset and liability repricing to take advantage of short-term interest rate movements. The magnitude of the mismatch depends on management’s assessment of the risks presented by forecasted interest rate movements.
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
Management also uses an earnings simulation model to assess interest rate sensitivity, which estimates the effect on net interest income and net income assuming various interest rate changes – or “rate shocks” – such as changes of plus or minus 100 basis points or plus 200 basis points. At year-end 2005 the earnings simulation model predicts a minor increase in net income assuming interest rates increase, and moderate decrease if rates decrease. Being in a liability-sensitive position

FINANCIAL REVIEW
would dictate an earnings decrease if rates rise. However, the model incorporates numerous assumptions, including relative levels of market interest rates, loan prepayments, reactions of depositors to changes in interest rates, and control over the timing and amount of interest rate changes on various deposit products, such as savings accounts. Factoring in competitive issues and liquidity levels, rate changes on certain deposit products may lag interest rate changes in the market. The Bank’s goal is to limit earnings at risk to 15% of projected net income over a one year time period assuming a plus or minus shift of 100 basis points in interest rates. The table to follow shows the predicted effect on net income over one year under the earnings simulation model assuming interest rate changes of plus or minus 100 and plus 200 basis points. The earnings simulation model’s predictions of the effect of rate changes on net income must not be relied upon as being indicative of actual results. Further, it does not necessarily contemplate all actions we might undertake in response to interest rate changes. Management continues to seek non-interest income opportunities and seeks to control expenses in an effort to offset these possible fluctuations in net income.

	Effect of a Change in
	Interest Rates on Net Income
	Over a 12-Month Period

(Dollars in thousands)	2005		2004

+ 200 basis points	$234	10.6%	$42	1.4%
+ 100 basis points	$17	0.8%	$5	0.2%
- 100 basis points	$63	2.8%	$(18)	(0.6)%
First National Bank also has longer-term interest rate risk exposure, which may not be appropriately measured by earnings sensitivity analysis. Longer-term interest rate risk exposure can be measured using an “economic value of equity” sensitivity analysis. The economic value of equity sensitivity analysis involves discounting cash flows on the balance sheet to present value assuming various interest rate levels. The discounted present value of all cash flows represents the bank’s economic value of equity. The analysis requires modifying the expected cash flows in each interest rate scenario, which affects the discounted present value. In 2004 the Bank established limits for economic value of equity and began performing this sensitivity analysis. The Bank’s goal is to limit a decline in economic value of equity to no more than 10% and 16% for interest rate changes of 100 and 200 basis points, respectively. At year-end 2005, the analysis showed the Bank was within established limits at 0.4% and -3.8% for interest rate changes of plus 100 and 200 basis points, and -3.6% for an interest rate change of minus 100 basis points.
Results of Operations
First National Bank derives substantially all of its income from banking and bank-related services, including interest earnings on residential real estate, commercial real estate, commercial, and consumer loans and investment securities along with fee income from deposit services. National Bancshares Corporation’s business consists almost exclusively of acting as holding company for the bank. First National Bank’s business is not complex: the Bank gathers deposits and it makes loans, principally in Wayne, Stark, Medina and Holmes Counties, Ohio.
Net income increased 10.1% from 2003 to 2004, and decreased 27.9% from 2004 to 2005. The principal difference between 2003 and 2004 was lower interest rates, increased non-interest income and increased non-interest expenses. However, during 2005, in addition to decreased non-interest income and increased non-interest expenses, we experienced higher interest rates as the Federal Reserve Board increased rates. Additionally, due to the lack of growth and increased competition in the region of Ohio we serve, and in order to attract and maintain new deposits and loans, the Bank needed to provide more competitive products/services and pricing on our product/service offering. Additionally during 2005, the Bank continued to make significant organizational changes, including changes made at the senior management level. As with prior reorganizations, this was to position the Bank for future growth and expansion.
Interest and fees on loans increased $1.1 million or 10.3% in 2005 as average yields increased from 5.72% in 2004 to 6.21% in 2005, and the average loan balance increased $3.0 million. Interest and fees on loans increased $265 thousand or 2.4% in 2004 from 2003 due to higher average loan volume as average yields declined from 5.79% to 5.72%. Interest on Federal funds sold decreased by 12.3%

FINANCIAL REVIEW
from 2003 to 2004. This is due to the decreased volume of Federal funds sold, but was partially offset by an increase in interest rates. When comparing 2004 to 2005, the income increased by 222.1%, due to larger availability of funds to invest in Federal funds and increased interest rates. Interest on taxable investment securities increased 0.8% in 2004 from 2003 and decreased 15.1% in 2005 from 2004. The increase in 2004 is due to increased volume partially offset by a decline in yield, while in 2005 we experienced a decrease in average volume and yield. Interest on nontaxable obligations of states and political subdivisions declined in both 2004 and 2005. While average yields declined during 2004 and 2005, the average volume of nontaxable obligations increased during 2004 and declined in 2005. The decline of interest rates to historically low levels in 2003 and 2004 affected the Bank’s interest expense on deposits, which declined from 2003 to 2004. However, as a result of the interest rate increases during 2005, increased competition for deposits and the result of a shift in mix of interest bearing versus non-interest bearing deposits, the Bank experienced 27.1% increase on interest expense on deposits. Net interest income increased 5.9% in 2004 from 2003 and decreased by 0.2% in 2005 from 2004. The net yield on interest-earning assets improved to 4.55% in 2005 compared to 4.47% in 2004.

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

	Year Ended December 31,

	2005			2004			2003

	Daily			Daily			Daily
	Average		Average	Average		Average	Average		Average
(Dollars in Thousands)	Balance	Interest	Yield/cost (3)	Balance	Interest	Yield/cost (3)	Balance	Interest	Yield/cost (3)

Assets
Interest earning assets:
Investment securities:
Taxable	$54,089	$2,727	5.06%	$59,265	$3,186	5.56%	$55,445	$3,124	5.94%
Nontaxable	19,545	1,307	6.71%	19,807	1,401	7.13%	19,742	1,421	7.26%
(tax equivalent basis)
Federal Funds Sold	6,823	242	3.55%	4,983	75	1.51%	8,233	86	1.04%
Interest bearing deposits	—	—	0.00%	437	27	6.18%	998	62	6.21%
Net loans (including nonaccrual loans)	197,064	12,243	6.21%	194,032	11,099	5.72%	187,180	10,834	5.79%

Total interest-earning assets	277,521	16,520	5.81%	278,524	15,788	5.67%	271,598	15,527	5.72%

All other assets	24,030			22,611			22,250

Total assets	$301,551			$301,135			$293,848

Liabilities and Shareholder’s Equity
Interest-bearing liabilities:
Interest-bearing checking	$42,683	421	0.99%	$37,743	114	0.30%	$35,072	207	0.59%
Savings	80,746	614	0.76%	89,428	650	0.73%	84,620	844	1.00%
Time, $100,000 and over	10,420	312	2.99%	11,991	282	2.35%	11,286	362	3.21%
Time, other	63,034	1,799	2.85%	64,427	1,427	2.21%	70,699	1,603	2.27%
Other funds purchased	22,072	983	4.45%	20,737	873	4.21%	20,342	724	3.56%

Total interest-bearing liabilities	218,955	4,128	1.89%	224,326	3,346	1.49%	222,019	3,740	1.68%

Demand deposits	44,655			38,749			33,807
Other liabilities	2,321			2,966			3,165
Shareholders’ equity	35,620			35,094			34,857

Total Liabilities and Shareholders’ Equity	$301,551			$301,135			$293,848

Net interest income (tax equivalent basis)		$12,391			$12,442			$11,787

Interest rate spread(1)			3.92%			4.18%			4.04%
Net yield on interest-earning assets(2)			4.55%			4.47%			4.34%
Ratio of average interest-earning assets to average interest-bearing liabilities			126.75%			124.16%			122.33%

(1)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(2)	Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

(3)	Average yields are computed using annualized interest income and expense for the periods.

FINANCIAL REVIEW
Rate/ Volume Analysis. Changes in interest income and interest expense attributable to (1) changes in volume (changes in average volume multiplied by prior year rate), and (2) changes in rates (changes in rate multiplied by prior year average volume) are shown in the table to follow. Increases and decreases due to both rate and volume have been allocated proportionally to the change due to volume and the change due to rate.

	Changes in net interest			Changes in net interest
	income for the year ended			income for the year ended
	December 31, 2005			December 31, 2004

	2005 versus 2004 Increase			2004 versus 2003 Increase
	(Decrease) Due to Changes In			(Decrease) Due to Changes In

			Net			Net
(Dollars in thousands)	Volume	Rate	Change	Volume	Rate	Change

Interest Income
Investment securities:
Taxable	$(268)	$(191)	$(459)	$215	$(153)	$62
Non taxable	(18)	(76)	(94)	5	(25)	(20)
(tax equivalent basis)*
Federal funds sold	36	131	167	(34)	23	(11)
Interest bearing deposits	(27)	—	(27)	(35)	—	(35)
Loans (including nonaccrual loans)	176	968	1,144	397	(132)	265

Total interest income (tax equivalent basis)	$(101)	$832	$731	$548	$(287)	$261

Interest Expense
Deposits
Interest bearing checking	$17	$290	$307	$16	$(109)	$(93)
Savings	(65)	28	(37)	48	(242)	(194)
Time, $100,000 and over	(40)	70	30	23	(103)	(80)
Time, other	(31)	403	372	(142)	(34)	(176)
Other funds purchased	58	52	110	14	135	149

Total interest expense	$(61)	$843	$782	$(41)	$(353)	$(394)

Change in net interest income (tax equivalent basis)*	$(40)	$(11)	$(51)	$589	$66	$655

*	Tax equivalence based on highest statutory tax rates of 34%.
Noninterest income grew in 2004 from 2003 and declined slightly in 2005 from 2004. Occasional sales of investment securities and loans contribute to noninterest income, but in First National Bank’s case the largest consistent contributors to noninterest income are fees charged on checking accounts and “other” noninterest income, which includes safety deposit box rents and other miscellaneous fees and collections. During 2004, the Bank benefited from gains on the sale of investments. In 2005, this did not occur to the extent experienced in 2004. When excluding gains on the sale of investments from 2004 and 2005, non-interest income increased by 15.7%, due to the implementation of overdraft protection service.
Noninterest expenses are the cost of doing business. This includes salaries and employee benefits, data processing fees, dues, subscriptions and fees, occupancy and depreciation, maintenance expenses and miscellaneous other expenses. Noninterest expenses grew by 8.3% in 2004 compared to 2003, attributable to higher salary and employee benefits, data processing fees, and dues, subscriptions and fees. During 2004, the Bank hired additional lending and support staff. Data processing expenses increased as

FINANCIAL REVIEW
the amount of transactions associated to deposit and loans customers increased. Additionally, dues, subscriptions and fees increased as expenses associated with consulting services for the Bank’s implementation of Sarbanes-Oxley were incurred, as well as expenses for a bank-wide sales training initiative. In 2005, noninterest expenses grew by 11.0% when compared to 2004. This increase is attributable to higher salary and employee benefits, data processing fees, occupancy fees, dues, subscriptions and fees, maintenance and repair expenses, marketing expenses and other expenses. The increase in salaries and employee benefits is primarily attributed to severance pay associated with the 2005 senior management reorganization. Data processing fees increased due to the volume of transactions processed during the year, particularly with deposits. Occupancy fees increased due to the required accrual of additional real estate tax provisions. Dues, subscriptions and fees increased as a result of consulting fees incurred to continue the implementation of Sarbanes-Oxley. Maintenance and repairs increased as the result of a variety of repairs that were made to many of the Bank’s branches. These repairs were necessary for customer and staff safety, as well as to maintain a customer friendly atmosphere at each affected branch. Regarding marketing expenses, these expenses increased as the Bank made a concerted effort to promote existing and new products and to create increased Bank identity in the markets we serve. Other expense increased due to increases in charge offs and director fees and pension. Charge offs increased due to the implementation of the overdraft protection service provided to our customers. And the director pension increased due to a reduction in the assumed discount rate for this benefit. Our efficiency ratio for 2003 was 71.2%, increasing to 71.4% in 2004 and to 79.9% in 2005. The efficiency ratio is essentially a measurement of how much it costs to produce an additional dollar of net income. A bank can manage interest rate changes but it cannot control them. A bank can, however, exercise some control over its noninterest expenses. Although there isn’t universal agreement about how an efficiency ratio should be calculated, with slight variations from one user to the next, we calculate our efficiency ratio simply by dividing noninterest expenses by the sum of net interest income and non-interest income. An efficiency ratio of 79.9% means it costs about 80 cents to produce an additional dollar of net income. Achieving the optimal efficiency ratio (the lower the better) requires careful control of noninterest expenses, but perhaps even more importantly it requires active capitalization on the banking franchise those noninterest expenses support, including robust loan growth and accumulation of low-cost deposits.
Critical Accounting Policies
National Bancshares’ consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America – GAAP – and follow general practices within the industry in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments based on information available as of the date of the consolidated financial statements, affecting the amounts reported in the financial statements and accompanying notes. Certain policies necessarily require greater reliance on the use of estimates, assumptions, and judgments. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the consolidated financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management, including the use of internal cash-flow modeling techniques. National Bancshares’ most significant accounting policies are presented in Note 1 of the consolidated financial statements. Management considers the allowance for loan losses, valuation of securities and goodwill and other intangible assets to be the most subjective and the most susceptible to change as circumstances and economic conditions change.
Allowance for Loan Losses. An allowance for loan losses recorded under generally accepted

FINANCIAL REVIEW
accounting principles is an institution’s best estimate within a range of the probable amount of loans that — based on current information and events — the institution will be unable to collect. The amount of the allowance is a product of management’s judgment and it is inevitably imprecise. Estimating the allowance requires significant judgment and the use of estimates related to many factors, including the amount and timing of future cash flows on problem loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which are susceptible to significant change. Although management believes that the allowance for loan losses was adequate at December 31, 2005, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy and employment could result in increased levels of non-performing assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process bank regulatory agencies periodically review a bank’s loan loss allowance. The Office of the Comptroller of the Currency (OCC) could require the recognition of additions to the loan loss allowance based on the OCC’s judgment of information available to it at the time of its examination of First National Bank.
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
Goodwill and Other Intangible Assets. Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified. Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from whole bank and branch acquisitions. They are initially measured at fair value and then are amortized on a straight line or accelerated method over their estimated useful lives, which is 7 to 10 years.
New Accounting Pronouncements
Effect of Newly Issued But Not Yet Effective Accounting Standards: Statement of Financial Accounting Standards Board (SFAS) No 123, Revised, requires companies to record compensation cost for stock options provided to employees in return for employment service. The cost is measured at fair value of the options when granted, and this cost is expensed over the employment service period, which is normally the vesting period of the options. This will apply to awards granted or modified in fiscal years beginning in 2006.
Currently, National Bancshares does not offer this type of compensation to employees, thus there will be no affect of this pronouncement.

CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004

	2005	2004

ASSETS
Cash and due from banks	$10,985,160	$11,756,454
Federal funds sold	8,780,000	6,070,000

Total cash and cash equivalents	19,765,160	17,826,454
Securities available for sale	60,091,913	60,461,982
Securities held to maturity (fair value: 2005 – $17,115,020; 2004 – $16,444,769)	16,917,133	15,865,047
Federal bank stock	2,987,050	2,877,850
Loans held for sale	—	57,000
Loans, net of allowance for loan losses: 2005 – $1,902,828; 2004 – $1,763,298	191,538,419	196,724,596
Premises and equipment, net	5,201,211	4,366,780
Other real estate owned	103,334	46,000
Goodwill	4,722,775	4,722,775
Identified intangible assets	1,136,613	1,386,577
Accrued interest receivable	1,621,306	1,615,798
Cash surrender value of life insurance	2,415,910	2,337,779
Other assets	380,184	136,291

	$306,881,008	$308,424,929

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Noninterest-bearing	$47,143,340	$47,569,690
Interest-bearing	202,344,481	200,952,786

Total deposits	249,487,821	248,522,476
Repurchase agreements	2,359,521	3,888,235
Federal Reserve note account	592,763	791,007
Federal Home Loan Bank advances	17,000,000	17,000,000
Accrued expenses and other liabilities	2,787,478	2,903,890

Total liabilities	272,227,583	273,105,608
Shareholders’ equity Common stock, no par value; 6,000,000 shares authorized; 2,289,528 shares issued	11,447,640	11,447,640
Additional paid-in capital	4,689,800	4,689,800
Retained earnings	20,067,339	19,397,601
Treasury stock, at cost (55,040 shares)	(1,189,493)	(1,189,493)
Accumulated other comprehensive income (loss)	(361,861)	973,773

Total shareholders’ equity	34,653,425	35,319,321

	$306,881,008	$308,424,929

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003

Interest and dividend income
Loans, including fees	$12,243,402	$11,098,476	$10,833,688
Federal funds sold	242,047	75,138	85,635
Securities:
Taxable	2,727,098	3,213,539	3,186,618
Nontaxable	862,648	924,846	937,868

Total interest and dividend income	16,075,195	15,311,999	15,043,809
Interest expense
Deposits	3,145,320	2,473,832	3,016,172
Short-term borrowings	87,712	15,037	6,996
Federal Home Loan Bank advances	895,357	857,453	716,848

Total interest expense	4,128,389	3,346,322	3,740,016

Net interest income	11,946,806	11,965,677	11,303,793
Provision for loan losses	159,233	177,500	245,000

Net interest income after provision for loan losses	11,787,573	11,788,177	11,058,793
Noninterest income
Checking account fees	970,329	790,928	752,833
Gain on sale of loans	43,548	67,379	115,982
Gain on sale of other real estate owned	19,603	—	—
Deposit and miscellaneous service fees	197,825	153,646	149,425
Securities gains, net	109,035	432,915	72,290
Other	460,860	450,445	441,490

Total noninterest income	1,801,200	1,895,313	1,532,020
Noninterest expense
Salaries and employee benefits	5,764,959	5,351,230	4,844,909
Data processing	1,036,874	970,492	794,932
Net occupancy	458,758	410,276	404,489
Dues, subscriptions and fees	387,958	262,079	213,721
Maintenance and repairs	382,250	262,777	267,261
Franchise tax	372,388	355,469	321,824
Depreciation – furniture and fixtures	330,996	363,391	353,601
Marketing	301,154	181,526	199,242
Amortization of intangibles	249,964	267,509	275,647
Stationary, printing and office supplies	197,280	214,327	251,275
Other	1,503,034	1,258,386	1,213,615

Total noninterest expense	10,985,615	9,897,462	9,140,516

Income before income taxes	2,603,158	3,786,028	3,450,297
Income tax expense	503,348	875,288	806,746

Net income	$2,099,810	$2,910,740	$2,643,551

Weighted average common shares outstanding	2,234,488	2,234,488	2,234,488

Basic and diluted earnings per common share	$0.94	$1.30	$1.18

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2005, 2004 and 2003

					Accumulated
		Additional			Other	Total
	Common	Paid-In	Retained	Treasury	Comprehensive	Shareholders’
	Stock	Capital	Earnings	Stock	Income (Loss)	Equity

Balance at January 1, 2003	$11,447,640	$4,689,800	$16,502,352	$(1,189,493)	$1,739,751	$33,190,050
Comprehensive income:
Net income			2,643,551			2,643,551
Other comprehensive income					267,138	267,138

Total comprehensive income						2,910,689
Cash dividends declared ($.58 per share)			(1,296,004)			(1,296,004)

Balance at December 31, 2003	11,447,640	4,689,800	17,849,899	(1,189,493)	2,006,889	34,804,735
Comprehensive income:
Net income			2,910,740			2,910,740
Other comprehensive income (loss)					(1,033,116)	(1,033,116)

Total comprehensive income						1,877,624
Cash dividends declared ($.61 per share)			(1,363,038)			(1,363,038)

Balance at December 31, 2004	11,447,640	4,689,800	19,397,601	(1,189,493)	973,773	35,319,321
Comprehensive income:
Net income			2,099,810			2,099,810
Other comprehensive income (loss)					(1,335,634)	(1,335,634)

Total comprehensive income						764,177
Cash dividends declared ($.64 per share)			(1,430,072)			(1,430,072)

Balance at December 31, 2005	$11,447,640	$4,689,800	$20,067,339	$(1,189,493)	$(361,861)	$34,653,425

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003

Cash flows from operating activities
Net income	$2,099,810	$2,910,740	$2,643,551
Adjustments to reconcile net income to net cash from operating activities
Provision for loan losses	159,233	177,500	245,000
Deferred income taxes	(239,499)	(126,348)	(154,585)
Depreciation, amortization and accretion	1,025,207	810,553	514,317
Earnings on Bank owned life insurance	(78,131)	(80,132)	(88,611)
Federal Home Loan Bank stock dividend	(109,200)	(106,500)	(81,900)
Origination of mortgage loans held for sale	(7,397,614)	(3,030,007)	—
Proceeds from sales of mortgage loans held for sale	7,421,122	3,014,578	—
Gain on sale of loans	(43,548)	(67,379)	(115,982)
Net security gains	(109,035)	(432,915)	(72,290)
Net gain on sale of other real estate owned	(19,603)	—	—
Change in other assets and liabilities	621,032	108,268	383,274

Net cash from operating activities	3,329,774	3,178,358	3,272,774
Cash flows from investing activities
Net change in interest-bearing deposits with other banks	—	999,048	(1,863)
Securities held to maturity
Proceeds from maturities and repayments	1,002,995	2,752,943	2,412,599
Purchases	(2,034,579)	(2,076,438)	(636,911)
Securities available for sale
Proceeds from maturities and repayments	7,717,705	14,335,787	8,442,092
Proceeds from sales	18,664,328	4,615,918	2,071,143
Purchases	(28,094,375)	(13,322,070)	(24,668,182)
Capital expenditures	(1,332,783)	(179,559)	(461,306)
Proceeds from sale of loans	—	—	5,432,154
Proceeds from sale of other real estate owned	65,603	—	—
Net change in loans to customers	4,811,723	(9,891,855)	(2,057,750)

Net cash from investing activities	800,617	(2,766,226)	(9,468,024)
Cash flow from financing activities
Net change in deposits	965,345	5,675,185	3,550,064
Net change in short-term borrowings	(1,726,958)	1,572,831	(899,810)
Dividends paid	(1,430,072)	(1,340,693)	(1,273,659)

Net cash from financing activities	(2,191,685)	5,907,323	1,376,595

Net change in cash and cash equivalents	1,938,706	6,319,455	(4,818,655)
Beginning cash and cash equivalents	17,826,454	11,506,999	16,325,654

Ending cash and cash equivalents	$19,765,160	$17,826,454	$11,506,999

Supplemental cash flow information:
Interest paid	$3,869,119	$3,356,077	$3,817,233
Income taxes paid	795,000	1,035,000	940,000
Supplemental non-cash disclosures:
Transfer from loans to other real estate owned	$103,334	$46,000	$—
See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
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
Use of Estimates: To prepare financial statements in conformity with U. S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, fair values of financial instruments and carrying value of intangible assets are particularly subject to change.
Cash Flows: Cash and cash equivalents include cash, deposits with other banks with original maturities under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits with other banks, repurchase agreements and other short-term borrowings.
Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.
Federal bank stock in the consolidated financial statements consists of Federal Reserve Bank and Federal Home Loan Bank stock. These securities are carried at cost.
Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.
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
(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
NOTE 1 – SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES (Continued)
Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.
Mortgage loans held for sale are generally sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the cost allocated to the servicing right. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.
Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at the principal balance outstanding, net of unearned and deferred income and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.
Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well secured and in process of collection. Consumer and credit card loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.
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
Servicing Rights: Servicing rights represent the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets. Any impairment is reported as a valuation allowance. At December 31, 2005 and 2004, the servicing asset of the Corporation totaled $84,580 and $25,288, respectively, and is included with other assets in the Consolidated Balance Sheets.
(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
NOTE 1 – SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES (Continued)
Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.
Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.
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
Goodwill and Other Intangible Assets: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.
Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from whole bank and branch acquisitions. They are initially measured at fair value and then are amortized on a straight line or accelerated method over their estimated useful lives, which is 7 to 10 years.
The Corporation also has intangible assets associated with a prior branch acquisition, including unidentified intangibles of approximately $115,000 and $144,000 at year-end 2005 and 2004. Management does not believe that this purchase constituted a business combination and therefore is continuing to amortize the unidentified intangible asset.
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
Benefit Plans: Retirement plan expense is the amount of required matching contributions plus any discretionary contributions to the Corporation’s 401(k) plan as determined by Board decision. Director retirement plan expense allocates the benefits over the estimated years of service.
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
Loan Commitments and Related Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.
Earnings Per Common Share: Earnings per common share is net income divided by the weighted average number of shares outstanding during the period. There are no potentially dilutive instruments.
(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
NOTE 1 – SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES (Continued)
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
Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $3,633,000 and $3,881,000 was required to meet regulatory reserve and clearing requirements at year-end 2005 and 2004. These balances do not earn interest.
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
NOTE 2 – SECURITIES
The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

		Gross	Gross
		Unrealized	Unrealized
	Fair Value	Gains	Losses

2005
U.S. Government and federal agency	$22,142,375	$26,624	$(282,131)
State and municipal	2,075,355	36,699	(1,929)
Corporate bond and notes	30,722,919	192,861	(462,748)
Mortgage backed	4,898,030	4,599	(75,230)

Total debt securities	59,838,679	260,783	(822,038)
Equity securities	253,234	13,285	(304)

Total	$60,091,913	$274,068	$(822,342)

2004
U.S. Government and federal agency	$17,759,114	$227,251	$(30,080)
State and municipal	2,991,040	129,113	—
Corporate bond and notes	38,217,856	1,157,837	(86,103)
Mortgage backed	641,653	11,196	(222)

Total debt securities	59,609,663	1,525,397	(116,405)
Equity securities	852,319	66,422	—

Total	$60,461,982	$1,591,819	$(116,405)

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
NOTE 2 – SECURITIES (Continued)
The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

		Gross	Gross
	Carrying	Unrecognized	Unrecognized
	Amount	Gains	Losses	Fair Value

2005
State and municipal	$16,917,133	$283,969	$(86,082)	$17,115,020

2004
State and municipal	$15,865,047	$580,268	$(546)	$16,444,769

Sales of available for sale securities were as follows:

	2005	2004	2003

Proceeds	$18,664,328	$4,615,918	$2,071,143
Gross gains	355,169	459,992	234,331
Gross losses	254,268	27,077	162,041
Gross gains from calls	8,134	—	—
The tax provision related to these net realized gains was $37,072, $147,191 and $24,579, respectively.
The fair value of debt securities and carrying amount, if different, at year-end 2005 by contractual maturity were as follows:

	Available for Sale	Held to Maturity

		Carrying
	Fair Value	Amount	Fair Value

Due in one year or less	$3,245,264	$439,467	$442,829
Due from one to five years	26,296,844	2,589,674	2,646,447
Due from five to ten years	23,828,072	8,534,455	8,541,947
Due after ten years	6,468,498	5,353,537	5,483,797

Total	$59,838,679	$16,917,133	$17,115,020

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
NOTE 2 – SECURITIES (Continued)
Securities with unrealized losses at year-end 2005 and 2004, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or More		Total

		Unrealized		Unrealized		Unrealized
Description of Securities	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss

2005
Available for sale:
U. S. government and federal agency	$14,248,615	$(161,125)	$3,870,640	$(121,006)	$18,119,255	$(282,131)
State and municipal	257,816	(1,929)	—	—	257,816	(1,929)
Corporate bonds and notes	17,490,220	(342,931)	4,091,557	(119,817)	21,581,777	(462,748)
Mortgage backed	4,503,875	(75,230)	—	—	4,503,875	(75,230)
Equity Securities	216,546	(304)	—	—	216,546	(304)

Total temporarily impaired	$36,717,072	$(581,519)	$7,962,197	$(240,823)	$44,679,269	$(822,342)

Held to maturity:
State and municipal	$6,505,193	$(82,865)	$312,918	$(3,217)	$6,818,111	$(86,082)

2004
Available for sale:
U. S. government and federal agency	$4,980,313	$(30,080)	$—	$—	$4,980,313	$(30,080)
Corporate bonds and notes	9,094,417	(77,876)	494,063	(8,227)	9,588,480	(86,103)
Mortgage backed	82,007	(222)	—	—	82,007	(222)

Total temporarily impaired	$14,156,737	$(108,178)	$494,063	$(8,227)	$14,650,800	$(116,405)

Held to maturity:
State and municipal	$315,051	$(546)	$—	$—	$315,051	$(546)

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
Securities pledged at year-end 2005 and 2004 had carrying values of $24,730,999 and $27,280,918, and were pledged to secure public deposits and repurchase agreements.
(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
NOTE 3 – LOANS
Loans at year-end were as follows:

	2005	2004

Collateralized by real estate:
Commercial	$47,638,035	$47,080,983
Residential	91,591,798	97,694,011
Home equity	19,044,581	18,272,212
Construction	6,440,000	6,326,884

	164,714,414	169,374,090
Other:
Consumer	6,205,096	5,385,953
Commercial	20,045,739	21,196,523
Credit cards	1,405,708	1,361,726
Other	1,565,995	1,675,030

	193,936,952	198,993,322
Unearned and deferred income	(495,705)	(505,428)
Allowance for loan losses	(1,902,828)	(1,763,298)

Total	$191,538,419	$196,724,596

Activity in the allowance for loan losses for the year was as follows:

	2005	2004	2003

Beginning balance	$1,763,298	$1,603,568	$1,604,200
Provision for loan losses	159,233	177,500	245,000
Loans charged-off	(57,594)	(68,762)	(267,485)
Recoveries	37,891	50,992	21,853

Ending balance	$1,902,828	$1,763,298	$1,603,568

Impaired loans were as follows:

	2005	2004

Year-end loans with no allocated allowance for loan losses	$—	$125,502
Year-end loans with allocated allowance for loan losses	1,177,688	597,615
Amount of the allowance for loan losses allocated	273,438	256,060

	2005	2004	2003

Average of impaired loans during the year	$366,164	$395,646	$837,670
Interest income recognized during impairment	—	190	362
Cash-basis interest income recognized	—	190	362
Loans past due over 90 days and still accruing interest at year-end 2005 and 2004 were $245,111 and $55,648. Nonaccrual loans for the same periods were $2,079,373 and $1,427,595. Non-performing loans consist primarily of residential real estate, commercial and consumer loans.
(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
NOTE 4 – PREMISES AND EQUIPMENT
Year-end premises and equipment were as follows:

	2005	2004

Land	$1,666,971	$1,114,306
Buildings	5,687,712	5,448,017
Furniture, fixtures and equipment	4,731,095	4,598,765

	12,085,778	11,161,088
Less: Accumulated depreciation	(6,884,567)	(6,794,308)

	$5,201,211	$4,366,780

Depreciation included in noninterest expense was $498,351, $549,797 and $540,541 in 2005, 2004 and 2003.
Rent expense under operating leases included in occupancy was $55,539, $62,337 and $63,322 for the years ended December 31, 2005, 2004 and 2003. Future lease commitments are not material.

NOTE 5 – INTANGIBLE ASSETS
During 2002, the Corporation acquired Peoples Financial Corporation and merged that Company’s banking operations into the Bank. Identified intangible assets totaling $1,791,376 were recognized and have useful lives of 7 to 10 years. Goodwill of $4,722,775 was realized from this transaction.
Acquired intangible assets were as follows as of year-end:

	2005		2004

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortized intangible assets:
Core deposit intangibles	$1,063,104	$457,466	$1,063,104	$340,857
Customer relationship intangibles	728,266	312,114	728,266	208,076
Branch acquisition intangible	759,338	644,515	759,338	615,198

Total	$2,550,708	$1,414,095	$2,550,708	$1,164,131

Aggregate amortization expense was $249,964, $267,509 and $275,647 for 2005, 2004 and 2003.
Estimated amortization expense for each of the next five years:

2006	$245,978
2007	237,008
2008	231,360
2009	224,928
2010	90,032
(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
NOTE 6 – DEPOSITS
Year-end deposits were as follows:

	2005	2004

Demand, noninterest-bearing	$47,143,340	$47,569,690
Demand, interest-bearing	50,023,917	40,775,013
Savings	74,048,596	88,543,284
Time, $100,000 and over	12,403,627	10,395,125
Time, other	65,868,341	61,239,364

	$249,487,821	$248,522,476

A summary of time deposits at year-end 2005 by maturity follows:

2006	$49,122,067
2007	20,403,215
2008	7,169,476
2009	1,396,075
2010 and thereafter	181,135

$78,271,968

NOTE 7 – FEDERAL HOME LOAN BANK ADVANCES
At year-end, advances from the Federal Home Loan Bank were as follows:

	2005	2004

Maturity in 2010, fixed rate at 6.26%, convertible to variable rate if 3-month LIBOR is at or above predetermined conversion rate level	$1,000,000	$1,000,000
Maturities in 2010 and 2011, fixed rate at 4.60% to 5.79%, convertible to variable if 1-month LIBOR is at or above fixed rate	16,000,000	16,000,000

Total	$17,000,000	$17,000,000

Each advance is payable at its maturity date; advances may be paid prior to maturity subject to a prepayment penalty. As collateral for the advances, the Bank has approximately $81,478,000 and $89,742,000 of first mortgage loans available under a blanket lien arrangement at year-end 2005 and 2004.
Required principal payments are:

	Rate

2010	5.00 to 6.26%	$11,000,000
2011	4.60 to 5.12%	6,000,000

		$17,000,000

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
NOTE 8 – REPURCHASE AGREEMENTS
Repurchase agreements generally mature within thirty days from the transaction date. Information concerning repurchase agreements is summarized as follows:

	2005	2004

Average balance during the year	$4,100,383	$3,140,013
Average interest rate during the year	1.88%	0.36%
Maximum month-end balance during the year	8,918,122	4,847,337
Weighted average rate at year-end	2.54%	0.69%
NOTE 9 – BENEFIT PLANS
The Corporation has a 401(k) retirement plan that covers substantially all employees. The plan allows employees to contribute up to a predetermined amount, subject to certain limitations, with the Corporation matching 50% of contributions up to 6% of an employee’s pay. Discretionary contributions may also be made to the plan. Total matching and discretionary contributions made by the Corporation during 2005, 2004 and 2003 amounted to $108,901, $148,398 and $137,656.
The Corporation has an Employee Stock Purchase Incentive Plan for full-time and most part-time employees. Under the Plan, each employee is entitled to receive a cash payment equal to 20% of the purchase price of Corporation common stock acquired by the employee on the open market, up to a maximum of 100 shares per calendar year. Expense recognized in 2005, 2004 and 2003 amounted to $4,624, $7,943 and $4,755.
The Corporation has a director retirement and death benefit plan for the benefit of all members of the Board of Directors. The plan is designed to provide an annual retirement benefit to be paid to each director upon retirement from the Board and attaining age 70. The retirement benefit provided to each director is an annual benefit equal to $1,000 for each year of service on the Board from and after August 24, 1994. In addition, each director has the option of deferring any portion of directors’ fees to a maximum of $5,000 per month until retirement. Interest credited to participant accounts associated with the deferrals was $39,459, $29,736 and $25,231 in 2005, 2004 and 2003. The deferred directors fee liability was $481,945 at December 31, 2005 and $401,933 at December 31, 2004. Expense recognized in 2005, 2004 and 2003 for the director retirement and death benefit plan was $138,080, $55,916 and $48,898. The liability related to the plan was $456,485 at December 31, 2005 and $328,405 at December 31, 2004.
NOTE 10 – INCOME TAXES
The components of deferred taxes were as follows:

	2005	2004

Deferred tax assets:
Bad debts	$486,832	$439,392
Deferred loan fees	168,540	169,132
Core deposit intangibles	28,372	35,616
Deferred compensation	319,066	248,315
Investment in financial stock fund	—	2,591
Non-accrual loan interest income	46,586	—
Unrealized security losses, net	186,413	—
Other	261	37

Total	1,236,070	895,083

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
NOTE 10 – INCOME TAXES (Continued)

	2005	2004

Deferred tax liabilities:
Securities accretion	47,255	51,227
Depreciation	224,735	246,889
Federal Home Loan Bank stock dividends	463,658	426,530
Prepaid expenses	21,100	32,069
Mortgage servicing rights	28,757	8,598
Partnership income	1,659	—
Purchase accounting adjustments	539,450	646,226
Unrealized securities gains, net	—	501,640

Total	1,326,614	1,913,179

Net deferred tax (liability)	$(90,544)	$(1,018,096)

Federal income tax laws provided that the 2002 acquired entity could claim additional bad debt deductions through 1987, totaling $1.9 million. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $646,000 at December 31, 2005. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed.
The components of income tax expense are as follows:

	2005	2004	2003

Currently payable	$742,847	$1,001,636	$961,331
Deferred	(239,499)	(126,348)	(154,585)

Total	$503,348	$875,288	$806,746

The following is a reconciliation of income tax at the federal statutory rate to the effective rate of tax on the financial statements:

	Years Ended December 31,

	2005		2004		2003

	Rate	Amount	Rate	Amount	Rate	Amount

Tax at federal statutory rate	34%	$885,074	34%	$1,287,250	34%	$1,173,101
Tax-exempt income	(11)	(294,635)	(9)	(319,108)	(10)	(331,423)
Other	(3)	(87,091)	(2)	(92,854)	(1)	(34,932)

Income tax expense	20%	$503,348	23%	$875,288	23%	$806,746

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
NOTE 11 – RELATED PARTY TRANSACTIONS
Loans to principal officers, directors, and their affiliates in 2005 were as follows:

Beginning balance	$4,359,337
New loans	847,094
Repayments	(1,477,139)

Ending balance	$3,729,292

Unused commitments to these related parties totaled $6,158,000 and $2,965,000 at year-end 2005 and 2004. Related party deposits totaled $5,732,000 and $5,479,000 at year-end 2005 and 2004.
The Corporation has minority ownership in a title agency affiliated with a Director resulting in fee income to the Corporation of $31,122, $30,172 and $55,898 for 2005, 2004 and 2003, respectively.
NOTE 12 – REGULATORY MATTERS
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
Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions, asset growth and expansion are limited and capital restoration plans are required. At year-end 2005 and 2004, the most recent regulatory notifications categorized the Corporation and the Bank as well capitalized under the regulatory framework for prompt corrective action. Management is not aware of any matters after December 31, 2005 that would cause its capital category to change.
Actual and required capital amounts and ratios are presented below at year-end.

					To Be Well
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)
2005
Total capital to risk-weighted assets
Consolidated	$31,051	14.45%	$17,187	8.00%	$21,483	N/A
Bank	29,261	13.62	17,184	8.00	21,480	10.00%
Tier 1 capital to risk-weighted assets
Consolidated	29,148	13.57	8,593	4.00	12,890	N/A
Bank	27,358	12.74	8,592	4.00	12,888	6.00
Tier 1 capital to average assets
Consolidated	29,148	9.76	11,943	4.00	14,929	N/A
Bank	27,358	9.16	11,941	4.00	14,927	5.00
(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
NOTE 12 – REGULATORY MATTERS (Continued)

					To Be Well
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)
2004
Total capital to risk-weighted assets
Consolidated	$30,029	13.73%	$17,496	8.00%	$21,870	N/A
Bank	28,776	13.19	17,452	8.00	21,815	10.00%
Tier 1 capital to risk-weighted assets
Consolidated	28,236	12.91	8,748	4.00	13,122	N/A
Bank	27,001	12.38	8,726	4.00	13,089	6.00
Tier 1 capital to average assets
Consolidated	28,236	9.41	12,008	4.00	15,010	N/A
Bank	27,001	9.01	11,984	4.00	14,981	5.00
Dividend Restrictions — The Company’s principal source of funds for dividend payment is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. During 2006 the Bank could, without prior approval, declare dividends of approximately $1,517,000 plus any 2006 net profits retained to the date of the dividend declaration.
NOTE 13 — LOAN COMMITMENTS AND RELATED ACTIVITIES
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
Financial instruments with off-balance-sheet risk were as follows at year-end:

	2005	2004

Unused lines of credit	$51,155,300	$46,062,900
Letters of credit	499,400	436,000
Of the above unused lines of credit for 2005, approximately $7,258,000 pertains to fixed-rate commitments and variable-rate commitments account for approximately $43,897,000. At year-end 2004, approximately $4,854,000 of total commitments were fixed-rate and $41,209,000 were variable rate. Rates on fixed rate unused lines of credit ranged from 4.75% to 19.80% at December 31, 2005 and 4.75% to 19.80% at December 31, 2004.
(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
NOTE 14 – FAIR VALUES OF FINANCIAL INSTRUMENTS
Carrying amount and estimated fair values of financial instruments were as follows at year-end:

	2005		2004

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial assets
Cash and cash equivalents	$19,765,160	$19,765,000	$17,826,454	$17,826,000
Securities available for sale	60,091,913	60,092,000	60,461,982	60,462,000
Securities held to maturity	16,917,133	17,115,000	15,865,047	16,445,000
Federal bank stock	2,987,050	2,987,000	2,877,850	2,878,000
Loans, net	191,538,419	191,599,000	196,724,596	197,410,000
Loans held for sale	—	—	57,000	57,000
Accrued interest receivable	1,621,306	1,621,000	1,615,798	1,616,000
Financial liabilities
Deposit	(249,487,821)	(248,655,000)	(248,522,476)	(248,184,000)
Short-term borrowings	(2,952,284)	(2,952,000)	(4,679,242)	(4,679,000)
Federal Home Loan Bank advances	(17,000,000)	(17,531,000)	(17,000,000)	(18,153,000)
Accrued interest payable	(704,306)	(704,000)	(445,036)	(445,000)
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

NOTE 15 –	OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) components and related taxes were as follows.

	2005	2004	2003

Unrealized holding gains (loss) on available-for-sale securities	$(1,914,653)	$(1,132,412)	$477,045
Reclassification adjustment for gains later recognized in income	(109,035)	(432,915)	(72,290)

Net unrealized gains (loss)	(2,023,688)	(1,565,327)	404,755
Tax effect	688,054	532,211	(137,617)

Other comprehensive income (loss)	$(1,335,634)	$(1,033,116)	$267,138

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
NOTE 16 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
Condensed financial statements for National Bancshares Corporation (parent only) are as follows:
BALANCE SHEETS

	December 31,

	2005	2004

Assets
Cash	$2,118,481	$1,023,529
Investment in Bank subsidiary	32,855,390	34,057,410
Securities available for sale	36,689	608,233
Other assets	383	—

Total assets	$35,010,943	$35,689,172

Liabilities and shareholders’ equity
Dividends payable	$357,518	$357,518
Other liabilities	—	12,333
Shareholders’ equity	34,653,425	35,319,321

Total liabilities and shareholders’ equity	$35,010,943	$35,689,172

STATEMENTS OF INCOME

	Years ended December 31,

	2005	2004	2003

Income
Dividends from Bank subsidiary	$2,000,000	$1,500,000	$—
Other dividends	—	24,046	25,210
Securities gains (loss), net	(768)	19,909	110,607

Total income	1,999,232	1,543,955	135,817
Expenses
Miscellaneous expense	(16,119)	(33,965)	(30,049)
Undistributed equity in net income of Bank subsidiary	116,697	1,400,750	2,537,783

Net income	$2,099,810	$2,910,740	$2,643,551

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
NOTE 16 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)
STATEMENTS OF CASH FLOWS

	Years ended December 31,

	2005	2004	2003

Cash flows from operating activities
Net income	$2,099,810	$2,910,740	$2,643,551
Adjustments to reconcile net income to net cash from operating activities:
Equity in undistributed net income of Bank subsidiary	(116,697)	(1,400,750)	(2,537,783)
Net security (gains) loss	768	(19,909)	(110,607)
Change in other assets and liabilities	(4,003)	(899)	—

Net cash from operating activities	1,979,878	1,489,182	(4,839)
Cash flows from investing activities
Sales of securities	537,982	93,953	1,459,269
Return of capital on investment security	7,164	—	—

Net cash from investing activities	545,146	93,953	1,459,269
Cash flows from financing activities
Dividends paid	(1,430,072)	(1,340,693)	(1,273,659)

Net cash from financing activities	(1,430,072)	(1,340,693)	(1,273,659)

Net increase (decrease) in cash	1,094,952	242,442	180,771
Cash, beginning of year	1,023,529	781,087	600,316

Cash, end of year	$2,118,481	$1,023,529	$781,087

NOTE 17 — QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest	Net Interest	Net	Basic and Diluted
	Income	Income	Income	Earnings per share

2005
First quarter	$3,828,291	$2,964,022	$520,799	$0.23
Second quarter	3,975,548	3,012,758	431,939	0.19
Third quarter	4,035,644	2,958,723	447,916	0.20
Fourth quarter	4,235,712	3,011,303	699,156	0.31
2004
First quarter	$3,776,566	$3,005,542	$829,998	$0.37
Second quarter	3,786,272	2,925,382	656,179	0.29
Third quarter	3,813,203	2,951,300	593,893	0.27
Fourth quarter	3,935,958	3,083,453	830,670	0.37
During fourth quarter 2005, the Corporation reversed a portion of the year’s provision for loan loss by $177,267. This reversal reflects an improvement on historical loan losses and an improvement of condition regarding various specific loans.
(Continued)

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
National Bancshares Corporation
Orrville, Ohio
We have audited the accompanying consolidated balance sheets of National Bancshares Corporation as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bancshares Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.
Crowe Chizek and Company LLC
Cleveland, Ohio
January 27, 2006

(This Page Intentionally Left Blank)

PRICE RANGE OF COMMON STOCK
National Bancshares common stock is traded on the OTC Bulletin Board under the symbol “NBOH.” The OTC Bulletin Board is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter equity securities. A summary of the high and low prices of and cash dividends paid on National Bancshares common stock in 2004 and 2005 follows. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

2005	High	Low	Dividends Per Share

First Quarter	$29.50	$27.30	.16
Second Quarter	28.50	25.05	.16
Third Quarter	27.45	24.35	.16
Fourth Quarter	24.50	22.25	.16

2004	High	Low	Dividends Per Share

First Quarter	$24.60	$23.80	.15
Second Quarter	26.40	24.25	.15
Third Quarter	26.40	24.07	.15
Fourth Quarter	28.00	24.80	.16
SHAREHOLDER INFORMATION
Corporate Office
National Bancshares Corporation
112 West Market Street, PO Box 57
Orrville, OH 44667
Stock Trading Information
The shares of common stock of National Bancshares Corporation are traded on the OTC Bulletin Board. The ticker symbol for National Bancshares Corporation is “NBOH.”
The Corporation had 945 shareholders of
Record as of December 31, 2005.
Form 10-K
A copy of the Corporation’s 2005 Annual Report on Form 10-K as filed with the SEC will be furnished free of charge to www.fnborrville.com shareholders upon written request to the company.
Shareholder Assistance
National Bancshares Corporation
Shareholder Services Department
330-682-1030 x119
egerber@fnborrville.com
Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948
info@rtco.com www.rtco.com
National Bancshares Corporation has a Dividend Reinvestment Plan and a Dividend Direct Deposit Plan available at no cost. Please contact Registrar and Transfer Company for enrollment.

(This Page Intentionally Left Blank)

(This Page Intentionally Left Blank)

OFFICERS
National Bancshares Corporation

Charles J. Dolezal
President

Kenneth R. VanSickle
Senior Vice President, Secretary

Marc Valentin, CPA
Vice President, Treasurer
First National Bank

Charles J. Dolezal
President
CONTROL
Marc Valentin, CPA
Vice President & Controller

Angela Smith
Assistant Controller

Suzanne Hudson
Accounting Officer
OPERATIONS
Jim Huntsberger, CPA
Vice President, Asset/ Liability
Management and Operations, Cashier
Jan Zacharias
Operations Officer

HUMAN RESOURCES
Jackie S. Samsa
Assistant Vice President,
Manager of Human Resources

INTERNAL AUDIT
Jonna E. Ritchie
Auditor

RISK MANAGEMENT
Tammy L. Starkey
Vice President,
Risk Management

Ron Armentrout
Assistant Vice President,
Security Officer, CRA Officer

Michelle Kieffaber
Loan Officer, Compliance Officer

Jerry Schmidt
Administrative Officer,
Process Improvement

LENDING
Kenneth R. VanSickle
Senior Vice President,
Chief Loan Officer

Kathy J. Barnes
Assistant Vice President,
Commercial Lending

Mindy Bowman
Loan Officer

Scott M. Holmes
Assistant Vice President,
Mortgage and Consumer
Loan Manager

Patricia Massaro
Loan Officer

Steve L. Riddick
Vice President,
Commercial Banking

Darrell L. Smucker
Vice President,
Commercial Banking

SALES & BUSINESS
DEVELOPMENT
Paul G. Kubiak
Vice President,
Sales & Marketing

Harold D. Berkey
Vice President,
Customer Services

Jennifer Shankleton
Director of Marketing
& Development

John D. Shultz, Jr.
Vice President,
Commercial Banking
Downtown Massillon Office

OFFICE ADMINISTRATION
Paul Bayus
Assistant Vice President,
Manager Lodi Office

Karen Haueter
Assistant Vice President,
Manager Smithville and
Midway Offices

Dean Karhan
Assistant Vice President,
Manager Cleveland Road Office

James Kuschmeader
Assistant Vice President,
Manager Seville Office

Susan Kutz
Administrative Officer,
Manager West High Office

Betty Lyon
Assistant Vice President,
Manager Dalton Office

Zachery Lawrence
Assistant Vice President,
Manager Mt. Eaton Office

Matt Miller
Assistant Vice President,
Manager Burbank Road Office

Valerie Stein
Assistant Vice President,
Manager Kidron Office

Cindy Wagner
Assistant Vice President,
Manager Downtown Massillon Office

Sue Weygandt
Assistant Vice President,
Manager Mayflower Office

Amberly Wolf
Administrative Officer,
Manager Main Office Lobby

Directors

Charles J. Dolezal

Chairman, President, CEO
National Bancshares Corporation
First National Bank

John P. Cook

CPA, Ph.D.
Partner
Long, Cook & Samsa, Inc.

John W. Kropf

Attorney
Kropf, Wagner, Hohenberger
& Lutz, L.L.P.

John E. Sprunger

President
Kidron Auction, Inc.

James F. Woolley

Chief Executive Officer
R.W. Screw Products, Inc.

Sara Steinbrenner Balzarini

Former Member of Management
Committee Contours, Ltd.

Bobbi Douglas

Executive Director
STEPS at Liberty Center
Every Woman's House

Steve Schmid

President
Smith Dairy Products, Inc.

Howard J. Wenger

President
Wenger Excavating, Inc.
Lake Region Oil, Inc.
Northstar Asphalt, Inc.

Albert W. Yeagley

Director of Corporate
Quality Assurance
The J.M. Smucker Company

National Bancshares Corporation

First National Bank Offices

Main
112 W. Market St.
P.O. Box 57
Orrville, OH 44667
(330) 682-1010

Northside
1720 N. Main St.
P.O. Box 57
Orrville, OH 44667
(330) 682-2342

West High
1320 W. High St.
P.O. Box 57
Orrville, OH 44667
(330) 682-2881

Midway
U.S. 30 at Co. Rd. 44
P.O. Box 57
Orrville, OH 44667
(330) 264-8070

Lodi
106 Ainsworth St.
P.O. Box 156
Lodi, OH 44254
(330) 948-1414

Dalton
12 W. Main St.
P.O. Box 512
Dalton, OH 44618
(330) 828-2227

Kidron
4934 Kidron Rd.
P.O. Box 46
Kidron, OH 44636
(330) 857-3101

Mt. Eaton
15974 E. Main St.
P.O. Box 285
Mt. Eaton, OH 44659
(330) 857-4301
(330) 359-5476

Seville
121 Greenwich Rd.
Seville, OH 44273
(330) 769-3105

Smithville
153 E. Main St.
P.O. Box 175
Smithville, OH 44677
(330) 669-2611

Burbank Road
4192 Burbank Rd.
Wooster, OH 44691
(330) 263-5303

Cleveland Road
1725 Cleveland Rd.
P.O. Box 992
Wooster, OH 44691
(330) 263-1725

Downtown Massillon
211 Lincoln Way E.
Massillon, OH 44646
(330) 832-7441

Mayflower
2312 Lincoln Way N.W.
Massillon, OH 44647
(330) 833-1622

Massillon Marketplace
CASH ATM ONLY
(Outer Parking Lot)
51 Massillon Marketplace
Dr. S.W., Massillon, OH
44646

National Bancshares Corporation

112 West Market St. | Orrville, OH 44667 | (330)682-1010