Form 10-K, Exhibit 13
period 2006-12-31
NATIONAL BANCSHARES CORP /OH/
filed 2007-03-23
CIK 790362

EXHIBIT 13

National Bancshares Corporation

1881
Orrville Banking Company formed.

1902
Incorporated as Orrville National Bank.

1903
Bank moved to present location at 112 West Market Street in Orrville.

1917
Current Main Office building was constructed.

1933
The bank was reorganized as the National Bank of Orrville.

1968
Dalton Office and Kidron Office acquired as a result of a merger with First National Bank of Dalton. The merged bank became known as The First National Bank of Orrville-Dalton.

1972
Smithville Office acquired. The bank's name was changed to First National Bank.

1986
First National Bank underwent corporate reorganization by forming National Bancshares Corporation, a one-bank holding company.

2005
Burbank Road Office in Wooster opened June 30.

Making a Difference since 1881

2006 Annual Report

TABLE OF CONTENTS

03	MESSAGE TO SHAREHOLDERS

FINANCIAL HIGHLIGHTS

04	Financial Position

05	SELECTED FINANCIAL DATA

FINANCIAL REVIEW

07	Forward Looking Statement
07	Financial Condition
22	Results of Operations
23	2006 versus 2005
24	2005 versus 2004
25	Critical Accounting Policies
25	New Accounting Pronouncements

26	CONSOLIDATED BALANCE SHEETS

27	CONSOLIDATED STATEMENTS OF INCOME

28	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

29	CONSOLIDATED STATEMENTS OF CASH FLOWS

30	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006, 2005, 2004

48	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN OF NATIONAL BANCSHARES CORPORATION, S&P 500 STOCK INDEX, AND S&P 500 BANK INDEX

49	Performance Graph

PRICE RANGE OF COMMON STOCK

50	Shareholder Information

51	OFFICERS

52	FIRST NATIONAL BANK OFFICES
National Bancshares Corporation 2006 Annual Report      01

02     National Bancshares Corporation 2006 Annual Report

MESSAGE TO SHAREHOLDERS
Dear Shareholders,
For more than 125 years, the officers and employees of our subsidiary, First National Bank, have served our clients, friends and community with distinction. We are proud of our record. More importantly, your Board of Directors has determined that it is our objective to continue with this tradition of service as long as we are capable of delivering increased value to shareholders.
The financial services business is not getting easier but there is no secret to success in this business. It starts with a commitment to excellence and we have made that commitment. Next we must find clients and friends who want and need the services we provide, and we are blessed with wonderful clients and friends. Finally, it is necessary for us to deliver the services we offer at a competitive price with the finest staff we are capable of recruiting. Fortunately, we have a wonderful staff of experienced professionals dedicated to providing personalized, focused service and access to local decision makers.
To enhance our ability to continue a tradition of service and increase shareholder value, we intend to execute a plan that calls for investing in people, technology and reducing costs. Our plan involves the execution of a number of action items, which will result in overhead cost reduction, increasing the volume of loan assets, enhancing such services as internet banking and placing a greater emphasis on corporate services.
This past year, Mr. James Woolley retired after 33 years as a member of your Board of Directors. Please join me in thanking Jim for the many contributions he has made to our company. We are stronger today because of his service.
Without our shareholders, clients and friends it would not be possible for us to have achieved the success we have enjoyed over these many years.
Thank you for your support of National Bancshares Corporation. We are continuing our efforts to grow and become even stronger.

David C. Vernon
President and CEO
National Bancshares Corporation 2006 Annual Report      03

FINANCIAL HIGHLIGHTS
These financial highlights are excerpts of and are not a substitute for National Bancshares Corporation’s consolidated financial statements, including notes, and other detailed financial information we provide elsewhere in this document. You should read the entire document, including the Financial Review and the consolidated financial statements and notes to the consolidated financial statements.
FINANCIAL POSITION

			Percentage
(Year End Balances)	2006	2005	Change

Total assets	$308,358,053	$306,881,008	0.48%
Deposits	247,680,697	249,487,821	(0.72)%
Loans — net	184,481,374	191,538,419	(3.68)%
Investment securities	85,999,869	77,009,046	11.68%
Shareholders’ equity	34,680,270	34,653,425	0.08%

Summary of Operations:
Net interest income	$11,161,394	$11,946,806	(6.57)%
Net income	1,163,896	2,099,810	(44.57)%
Cash dividends declared	1,430,072	1,430,072	—
Net income per share	0.52	0.94	(44.68)%
Cash dividends per share	0.64	0.64	—
Book value per share	15.52	15.51	0.06%

National Bancshares Corporation is the holding company for First National Bank, a federally chartered national bank formed in Ohio in 1881. First National Bank has fourteen offices in Orrville, Wooster, Dalton, Kidron, Smithville, Apple Creek, Mt. Eaton, Massillon, Lodi and Seville. Additional information is available at www.fnborrville.com.
04      National Bancshares Corporation 2006 Annual Report

SELECTED FINANCIAL DATA
The following summary financial information is not a substitute for National Bancshares Corporation’s consolidated financial statements, notes to the consolidated financial statements, and other detailed financial information we provide elsewhere in this document. You should read the entire document, including the consolidated financial statements, the notes to the consolidated financial statements, and the Financial Review. We derived the following data from National Bancshares’ audited consolidated financial statements for the fiscal years ended December 31, 2002 through 2006.

	AS OF OR FOR THE YEARS ENDED DECEMBER 31,
	2006	2005	2004	2003	2002

Income Statement Data:
Interest income	$17,156,547	$16,075,195	$15,311,999	$15,043,809	$15,941,153
Interest expense	5,995,153	4,128,389	3,346,322	3,740,016	4,927,774

Net interest income	11,161,394	11,946,806	11,965,677	11,303,793	11,013,379
Provision for loan losses	160,000	159,233	177,500	245,000	1,569,402

Net interest income after provision for loan losses	11,001,394	11,787,573	11,788,177	11,058,793	9,443,977
Noninterest income	1,653,262	1,801,200	1,895,313	1,532,020	1,458,031
Noninterest expense	11,353,662	10,985,615	9,897,462	9,140,516	7,998,774

Income before income Taxes	1,300,994	2,603,158	3,786,028	3,450,297	2,903,234
Income taxes	137,098	503,348	875,288	806,746	648,460

Net Income	$1,163,896	$2,099,810	$2,910,740	$2,643,551	$2,254,774

Balance Sheet Data:
Cash and due from banks	$8,955,348	$10,985,160	$11,756,454	$11,506,999	$10,010,654
Investment securities	85,999,869	77,009,046	76,327,029	83,793,119	70,806,397
Loans, net	184,481,374	191,538,419	196,724,596	187,056,241	190,559,663
Deposits	247,680,697	249,487,821	248,522,476	242,847,291	239,297,227
Borrowings	22,744,485	19,952,284	21,679,242	20,140,702	21,211,964
Shareholders’ equity	34,680,270	34,653,425	35,319,321	34,804,735	33,190,050
Total assets	308,358,053	306,881,008	308,424,929	301,249,375	296,502,555

Per Common Share Data:
Net income	$0.52	$0.94	$1.30	$1.18	$1.01
Cash dividends	0.64	0.64	0.61	0.58	0.54
Book value	15.52	15.51	15.81	15.58	14.85

Weighted Average Number of Shares Outstanding	2,234,488	2,234,488	2,234,488	2,234,488	2,228,510

National Bancshares Corporation 2006 Annual Report      05

SELECTED FINANCIAL DATA

	AS OF OR FOR THE YEARS ENDED DECEMBER 31,
	2006	2005	2004	2003	2002

Selected Data:
Return on average equity	3.29%	5.90%	8.29%	7.58%	7.01%
Return on average assets	0.38%	0.70%	0.97%	0.90%	0.85%
Dividend payout percentage	122.87%	68.10%	46.83%	49.03%	53.40%
Efficiency ratio(1)	88.60%	79.91%	71.41%	71.21%	64.14%
Full time equivalent staff	132	135	136	133	122
Average total assets to full time equivalent staff	$2,295,763	$2,233,711	$2,214,226	$2,209,383	$2,166,827

Asset Quality Ratios:
Allowance for loan losses to ending total loans	1.07%	0.98%	0.89%	0.85%	0.83%
Net loan charge-offs to average loans	0.03%	0.01%	0.01%	0.13%	0.89%

Capital Ratios:
Average equity to average assets	11.66%	11.81%	11.65%	11.86%	12.17%
Leverage ratio(2)	8.57%	9.76%	9.41%	9.04%	8.61%
Total risk-based capital ratio(2)	13.26%	14.45%	13.73%	13.59%	13.58%

(1)	The efficiency ratio is calculated by dividing noninterest expenses by the sum of net interest income and non-interest income.

(2)	Computed in accordance with Comptroller of the Currency and FDIC guidelines.
The following table shows quarterly results of operations for 2006 and 2005.

						Basic and
	Interest	Net Interest	Provision for	Income Before		Diluted Earnings
	Income	Income	Loan Losses	Income Taxes	Net Income	Per Share

2006
First quarter	$4,165,700	$2,894,650	$—	$611,921	$508,120	$0.23
Second quarter	4,186,787	2,721,096	—	122,607	158,940	0.07
Third quarter	4,378,808	2,819,792	40,000	390,537	302,621	0.14
Fourth quarter	4,425,252	2,725,856	120,000	175,929	194,215	0.09

2005
First quarter	$3,828,291	$2,964,022	$80,000	$644,796	$520,799	$0.23
Second quarter	3,975,548	3,012,758	212,500	509,134	431,939	0.19
Third quarter	4,035,644	2,958,723	44,000	537,116	447,916	0.20
Fourth quarter	4,235,712	3,011,303	(177,267)	912,112	699,156	0.31

During second quarter 2006, the Corporation reversed $120,244 of interest income related to the recognition of interest income associated with certain non-accrual loans. During the third quarter 2006, the Corporation incurred a charge of $124,087 related to the impairment of property owned. During the fourth quarter 2006, the Corporation incurred a charge of $120,000 related to the allowance for loan loss. This charge was necessary to cover the reserve requirements for various loans that were added to the classified loan list during the quarter. Additionally, during the fourth quarter 2006, the Company incurred expense of $148,858 that related to a severance agreement with the former President and CEO of the Company.
During fourth quarter 2005, the Corporation reversed a portion of the year’s provision for loan loss by $177,267. This reversal reflects an improvement on historical loan losses and an improvement of condition regarding various specific loans.
06      National Bancshares Corporation 2006 Annual Report

FINANCIAL REVIEW
This financial review is intended to assist the reader in evaluating the performance of National Bancshares Corporation for the years ended December 31, 2006, 2005 and 2004. This information should be read in conjunction with the consolidated financial statements and accompanying notes to the financial statements.
Forward Looking Statement
The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. Forward-looking statements can be identified by terminology such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “should,” “will,” “plans,” “potential” and similar words. Forward-looking statements are also statements that are not statements of historical fact. Forward-looking statements necessarily involve risks and uncertainties. They are merely predictive or statements of probabilities, involving known and unknown risks, uncertainties and other factors. If one or more of these risks or uncertainties occurs or if the underlying assumptions prove incorrect, actual results in 2007 and beyond could differ materially from those expressed in or implied by the forward-looking statements.
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
Financial Condition
Total Assets: Total assets increased by $1.5 million or 0.48% from 2005 to 2006. This increase is a result of increased investment securities of $9.0 million and increased Federal funds sold of $1.0 million. The increases were offset by a decline in net loans of $7.1 million and a decline in cash and due from banks of $2.0 million. Additionally, during 2006, the Bank paid off $3.0 million in Federal Home Loan Bank advances.
Loans: Net loans decreased by $7.1 million or 3.7% from 2005 to 2006. The decline resulted from loan payoffs, decreased loan demand and our unwillingness to compromise credit standards in a very competitive loan environment.
Real estate loans decreased by $6.9 million or 4.2%. The decline was caused by a decrease in residential loans of $4.9 million or 5.4% and commercial real estate loans of $1.9 million or 4.0% when comparing 2006 to 2005. The decline was attributed to loan payoffs and the sale of over $3.8 million in new mortgage originations in the secondary market. We retained the servicing rights on these loans. The decline in Commercial real estate loans resulted from the combined effect of loan payoffs and our competition offering attractive loan pricing. Construction loans decreased by $361 thousand or 5.6% due to lower demand for these types of loans. Home equity loans increased by $339 thousand or 1.8%, as the result of favorable promotions for this product during 2006. At the end of 2005, residential mortgage loans secured by 1-4 family real estate comprised 47% of First National Bank’s total loans, compared 46% at the end of 2006. At the end of 2006, commercial real estate loans, home equity and construction loans all remained at the same percentage of the Bank’s total loans or 25%, 10% and 3%, respectively.
First National Bank’s loan policy provides for a loan mix up to 80% of total assets for commercial loans, up to 40% of total assets for consumer loans, up to 50% of total assets for residential real estate loans and up to 200% of total capital for commercial real estate loans. The loan to asset ratio will not exceed 90%.
Consumer and credit card loans increased, and other loans remained constant with the previous year. Consumer loans, which consist primarily of automobile loans, increased $1.3 million or 21.2% during 2006 due to our increased involvement in indirect lending. Credit cards increased by $115 thousand or 8.2% as a result of our adding a rebate program.
National Bancshares Corporation 2006 Annual Report      07

FINANCIAL REVIEW
Commercial loans declined by $1.5 million or 7.6% from 2005. The decline was due to very competitive conditions in our service areas. The composition of the Bank’s loan portfolio in dollar amounts and in percentages at the end of each of the last five fiscal years was as follows.

	LOAN PORTFOLIO COMPOSITION AT DECEMBER 31,
	2006		2005		2004		2003		2002
	$	%	$	%	$	%	$	%	$	%

Type of Loan:
Collateralized by real estate:
Commercial	$45,737,347	25%	$47,638,035	25%	$47,080,983	24%	$39,349,045	21%	$28,747,949	15%
Residential	86,651,803	46%	91,591,798	47%	97,694,011	49%	101,291,447	54%	118,834,883	62%
Home equity	19,383,373	10%	19,044,581	10%	18,272,212	9%	14,008,018	7%	12,555,738	6%
Construction	6,078,670	3%	6,440,000	3%	6,326,884	3%	5,131,685	3%	2,065,964	1%

	157,851,193	84%	164,714,414	85%	169,374,090	85%	159,780,195	85%	162,204,534	84%

Other:
Consumer	7,522,087	4%	6,205,096	3%	5,385,953	3%	4,828,644	3%	4,847,264	3%
Commercial	18,518,891	10%	20,045,739	10%	21,196,523	10%	21,374,911	11%	21,631,567	11%
Credit Cards — unsecured	1,520,995	1%	1,405,708	1%	1,361,726	1%	1,263,565	0%	1,276,587	1%
Other	1,609,396	1%	1,565,995	1%	1,675,030	1%	1,821,016	1%	2,570,767	1%

Total Loans	$187,022,562	100%	$193,936,952	100%	$198,993,322	100%	$189,068,331	100%	$192,530,719	100%

Less:
Unearned and deferred income	(548,111)		(495,705)		(505,428)		(408,522)		(366,856)
Allowance for loan losses	(1,993,077)		(1,902,828)		(1,763,298)		(1,603,568)		(1,604,200)

Net loans	$184,481,374		$191,538,419		$196,724,596		$187,056,241		$190,559,663

Net loans as a percent of total assets	59.83%		62.41%		63.78%		62.09%		64.22%

In 2006, total agricultural loans decreased by $100 thousand to $5.4 million. $3.9 million of that amount consists of loans collateralized by farmland, which is included in the $45.7 million commercial loans secured by real estate. The remainder, $1.5 million, consists of loans for agricultural production and other loans to farmers, and that figure is included in the $18.5 million figure for commercial loans (not collateralized by real estate). Ranked by Standard Industry Classification — or SIC — codes, the industries most represented by First National Bank’s commercial borrowers includes nonresidential real property loans, real property other than apartment buildings and apartment building loans, in that order, accounting for 6.6%, 3.2% and 2.6% of the total loans at year-end 2006, respectively.
Approximately 57% of the conventional mortgage loans secured by 1-4 family real estate are long term fixed interest rate loans. The majority of loans added to First National Bank’s portfolio, by the 2002 acquisition of Peoples Federal, were fixed- rate residential mortgage loans, but the number of such loans has declined since the merger as the fixed-rate mortgages have been refinanced or paid off. Approximately 43% of the portfolio of conventional mortgage loans secured by 1-4 family and multifamily real estate at year-end 2006 was adjustable rate. First National Bank’s fixed-rate conventional mortgage loans are originated with loan documentation that permits their sale in the secondary market. The Bank’s policy is to classify all fixed rate mortgage loans as ‘Held for Sale” or “Held for Portfolio” at the time the loans are originated within various scenarios and classifications set by the Bank. The classification will be based upon several factors such as the loan’s interest rate and term, the Bank’s liquidity position, the interest rate environment and general economic conditions.
The following table presents maturity information for the loan portfolio at year-end 2006, without taking into account prepayments or unscheduled principal repayments. Loans are shown as maturing based on contractual maturities. The next table shows the dollar amount of all loans due after December 31, 2006 that have pre-determined interest rates and the dollar amount of all loans due after December 31, 2006 that have floating or adjustable rates.
08      National Bancshares Corporation 2006 Annual Report

FINANCIAL REVIEW

	LOAN PORTFOLIO MATURITY AT ENDED DECEMBER 31, 2006

	0 to 1 year*	1 to 5 years	5 years or more	Total

Amount due:
Collateralized by real estate:
Commercial	$2,900,719	$13,456,162	$29,380,466	$45,737,347
Residential	4,795,897	17,789,865	64,066,041	86,651,803
Home equity	—	52,776	19,330,597	19,383,373
Construction	554,632	1,614,708	3,909,330	6,078,670
Consumer loans	2,412,078	4,976,733	133,276	7,522,087
Commercial	6,584,781	6,688,343	5,245,767	18,518,891
Credit cards	1,520,995	—	—	1,520,995
Other	223,659	1,112,649	273,088	1,609,396

Total	$18,992,761	$45,691,236	$122,338,565	$187,022,562

*	Loans due on demand and overdrafts are included in the amount due in one year or less.

	Fixed Rate	Adjustable Rate	Total

Collateralized by real estate:
Commercial	$6,188,488	$39,548,859	$45,737,347
Residential	49,531,493	37,120,310	86,651,803
Home equity	—	19,383,373	19,383,373
Construction	506,624	5,572,046	6,078,670
Consumer loans	7,382,554	139,533	7,522,087
Commercial	5,507,560	13,011,331	18,518,891
Credit cards	1,129,453	391,542	1,520,995
Other	920,325	689,071	1,609,396

Total	$71,166,497	$115,856,065	$187,022,562

Allowance for Loan Losses. As explained in Note 1 of the consolidated financial statements, the allowance for loan losses is a valuation allowance for probable credit losses, increased by the provision for loan losses and recoveries, and decreased by charge-offs. The allowance for loan losses is the sum of components recognized and measured either: (1) according to Statement of Financial Accounting Standards (SFAS) 5, “Accounting for Contingencies,” for pools of homogenous loans, or (2) according to SFAS 114, “Accounting by Creditors for Impairment of a Loan,” for loans the Bank considers impaired based upon individual loan review. Management determines the necessary allowance balance using the Bank’s loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.
Loans Analyzed Individually. Determining the loan loss allowance begins with the Bank’s assessment of credit risk for loans analyzed individually. Individual loans are assigned credit-risk grades based on the Bank’s assessment of conditions affecting a borrower’s ability to satisfy its contractual obligation under the loan agreement. The assessment process includes reviewing a borrower’s current financial information, historical payment experience, credit documentation, public information, and other information specific to each borrower. Loans reviewed individually are reviewed at least annually or more frequently if management becomes aware of information affecting a borrower’s ability to fulfill its obligation. All loans over $200 thousand or to customers whose aggregate total borrowing exceeds $200 thousand are reviewed individually, except for first mortgage loans on a borrower’s personal residence. Loans or customers with balances under $200 thousand may also be reviewed individually if considered necessary by the board and management. All commercial lending relationships over $200 thousand are ranked according to risk at least annually. Risk rankings also change at any point during the year if
National Bancshares Corporation 2006 Annual Report      09

FINANCIAL REVIEW
the creditworthiness of a borrower changes. In addition, risk rating are reviewed annually by a qualified independent third party. All aggregate loan relationship of $500 thousand or greater are reviewed along with a sampling of loan relationship between $200 thousand and $500 thousand. Loans analyzed individually are ranked as follows —
Loan Grade 1, 2, 3 and 4 loans are loans that are considered satisfactory, with lower than average risk and low probability of serious financial deterioration on the borrower’s part.
Loan Grade 5 (“Watch”) loans are loans that are performing according to the terms of the loan agreement but that nevertheless require enhanced management supervision because of factors such as an unusual payment history or a weakened financial condition on the borrower’s part.
Loan Grade 6 (“Special-Mention”) loans have more than average risk, with identified potential weaknesses that deserve management’s close attention. Left uncorrected, the potential weaknesses could result in deterioration of repayment prospects. In the case of a commercial borrower for example, potential weaknesses could include adverse trends in the borrower’s operations or adverse economic or market conditions that could affect the borrower in the future.
Loan Grade 7 (“Substandard”) loans are inadequately protected by the current financial condition and paying capacity of the borrower or by any collateral securing the loan. Substandard loans have a well-defined weakness or weaknesses jeopardizing collection of the debt in full, with a distinct possibility of loss if the weakness or weaknesses are not corrected. Although a loan may be classified substandard even if payments are not 90 days or more past due, if payments are 90 days or more past due the loan will be classified as substandard if not adequately collateralized, if not ranked even lower.
Loan Grade 8 (“Doubtful”) loans have all the weaknesses inherent in those classified as substandard, with the added characteristic that existing facts, conditions, and values make collection or liquidation in full highly questionable and improbable. The possibility of loss is extremely high, but because of factors that could work to the borrower’s advantage classification of the “doubtful” loan as “loss” is deferred.
Loans classified as Loan Grade 9 (“Loss”) are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. When a bank classifies an asset as “loss,” the bank is required either to establish an allowance for losses equal to 100% of that portion of the asset so classified or to charge off that amount.
If it is probable that the Bank will be unable to collect all principal and interest due on a commercial or non-homogenous loan — and that the loan is therefore impaired — management measures the amount of impairment using the loan’s expected future cash flows (discounted at the loan’s effective interest rate), or the fair value of the underlying collateral if loan repayment is expected to come from the sale or operation of the collateral. First National Bank considers larger loans ranked nonaccrual, doubtful or loss to be impaired. Substandard, special mention, and watch loans are not considered impaired. Impairment is evaluated in total for smaller-balance loans of similar type and purpose — such as residential mortgage, consumer, and credit card loans — and on an individual loan basis for other loans (other loans consists of loans to non-profit organizations and loans collateralized with cash). If a loan is impaired, a portion of the loan loss allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral.
Increases in the allowance for loan losses are made by expensing a provision for loan losses. No specific provision for loan losses expense would result if an individually reviewed loan is graded higher than “watch”, but such loans are included in the pools of loans analyzed under SFAS 5. Loans classified special mention or substandard, and smaller-balance loans classified doubtful are assigned a provision based upon a historical migration analysis performed on classified loans. The migration analysis identifies the percentage of classified loans by category that has historically been ultimately charged-off. The migration percentages are reviewed and adjusted by management to reflect various factors such as the growth and change in mix of the loan portfolio and the regulator’s guidelines. Loans ranked loss are charged off in their entirety because at that point the unconfirmed loss that the loan loss allowance is intended to approximate is considered to be confirmed.
10      National Bancshares Corporation 2006 Annual Report

FINANCIAL REVIEW
As of December 31, 2006, 2005, and classified assets were as follows —

	Classified assets at December 31,
	2006		2005		2004
		Percent of		Percent of		Percent of
	Amount	total loans	Amount	total loans	Amount	total loans

Classified Loans:
Special mention	$6,475,670	4.2%	$5,421,909	2.8%	$6,189,953	3.1%
Substandard	5,350,182	4.7%	$4,838,160	2.5%	$3,340,416	1.7%
Doubtful	161,539	0.0%	$1,185,504	0.6%	$731,900	0.4%
Loss	152,048	0.2%	$—	0.0%	$—	0.0%

Total classified loans	$12,139,439	9.1%	$11,445,573	5.9%	$10,262,269	5.2%
Other classified assets	—	0.0%	$—	0.0%	$—	0.0%

Total classified assets	$12,139,439	9.1%	$11,445,573	5.9%	$10,262,269	5.2%

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
Changes in the Allowance for Loan Losses and Classified Assets. A proper loan review function is vital to establishment of an appropriate loan loss allowance. Loan officers and the Bank’s credit analysts are responsible for the assignment of risk ratings for loans reviewed individually. Each month, a committee consisting of the Bank’s Chief Financial Officer and Senior Credit Officer, evaluates the loan loss allowance and reports the results of its evaluation to senior management and the Bank’s board. The Bank adjusts its loan loss allowance methodologies retrospectively as well, making adjustments in its estimates and assumptions as necessary to account for variances of estimated loan losses from actual loan loss experience. The Bank’s determination about classification of its assets and the amount of its allowances is subject to review by the Office of the Comptroller of the Currency (OCC), which may order the establishment of additional loss allowances.
First National Bank’s allowance for loan losses to total loans was 1.07% for 2006. This is an increase of 9.2% when compared to 2005. In 2005, the percentage of the allowance for loan losses to total loans was 0.98%. This represents a 10.1% increase over 2004. In 2006, total classified loans increased. Magnifying the increase as a percentage of total loans in 2006 was the decline in 2006 year end total loans of $7.1 million when compared to year-end 2005. The ratio of classified assets to tier 1 capital plus the allowance for loan losses increased from 36% in 2004 to 37% in 2005 and from 37% in 2005 to 44% in 2006. A stagnant local economy and marginal deterioration of financial position of some of the Bank’s commercial borrowers led to more loans being classified.
Loan review and monitoring is vital to establishment of an appropriate loan loss allowance and to proper credit administration and risk management. In order to minimize the credit risk inherent in the lending process, management and the Board has adopted a more formal and systematic approach with credit administration and loan review. As part of this systematic approach, in both 2005 and 2006, a qualified independent third party was engaged to perform loan reviews. Management intends to continue this practice on an annual basis.
National Bancshares Corporation 2006 Annual Report      11

FINANCIAL REVIEW
Loans deemed uncollectible are charged against the allowance for loan losses. After a loan is charged off, the Bank attempts recovery. Recoveries of previously charged-off amounts are credited to the allowance for loan losses. Transactions in the allowance for loan losses are summarized in following table.

	Year Ended December 31,
	2006	2005	2004	2003	2002

Loan loss allowance, beginning of period	$1,902,828	$1,763,298	$1,603,568	$1,604,200	$1,321,152
Loans charged off:
Collateralized by real estate:
Commercial	39,149	—	—	—	—
Residential	41,729	—	24,003	—	—
Home equity	—	—	—	—	—
Construction	—	—	—	—	1,475,906
Consumer	42,797	7,928	24,605	9,923	21,943
Commercial	17,417	33,608	—	237,526	23,431
Credit cards	20,961	16,058	20,154	20,036	24,706
Other	—	—	—	—	—

Total loans charged off	162,053	57,594	68,762	267,485	1,545,986

Recoveries of loans previously charged off:
Collateralized by real estate:
Commercial	—	—	—	—	—
Residential	14,127	326	—	—	—
Home equity	—	—	—	—	—
Construction	55,260	31,555	—	—	—
Consumer	16,206	5,144	1,772	8,840	12,151
Commercial	1,413	600	41,230	7,320	2,300
Credit cards	5,296	266	7,990	5,693	652
Other	—	—	—	—	—

Total recoveries	92,302	37,891	50,992	21,853	15,103

Net loans recovered (charged off)	(69,751)	(19,703)	(17,770)	(245,632)	(1,530,883)
Provision charged to operations	160,000	159,233	177,500	245,000	1,569,402
Allowance of acquired institution	—	—	—	—	244,529
Loan loss allowance, end of period	$1,993,077	$1,902,828	$1,763,298	$1,603,568	$1,604,200

Loans outstanding:
Average	186,146,000	197,064,000	194,032,000	187,180,000	172,159,000
End of period	187,022,562	193,936,952	198,993,322	189,068,331	192,530,719
Ratio of allowance for loan losses to total loans outstanding at end of period	1.07%	0.98%	0.89%	0.85%	0.83%
Net recoveries (charge offs) to average loans	(0.04)%	(0.01)%	(0.01)%	(0.13)%	(0.89)%

The allowance for loan losses is allocated among loan categories as shown in the following table. Although the Bank considers inherent losses in individual loans and categories of similar loans when it establishes the loan loss allowance, the allowance is a general reserve available to absorb all credit losses in the portfolio. No part of the allowance is segregated for or dedicated to any particular asset or group of assets.
12      National Bancshares Corporation 2006 Annual Report

FINANCIAL REVIEW

	Allocation of the Allowance for Loan Losses at December 31,
	2006		2005		2004		2003		2002
		Percent of		Percent of		Percent of		Percent of		Percent of
		loans in each		loans in each		loans in each		loans in each		loans in each
		category to		category to		category to		category to		category to
	Amount	total loans	Amount	total loans	Amount	total loans	Amount	total loans	Amount	total loans

Collateralized by real estate:
Commercial	$653,701	25%	$719,888	25%	$372,597	24%	$462,667	21%	$277,776	15%
Residential	87,699	46%	185,805	47%	114,364	49%	56,624	54%	258,377	62%
Home equity	9,288	10%	8,340	10%	12,755	9%	5,592	7%	14,623	6%
Construction	—	3%	—	3%	—	3%	—	3%	40,789	1%
Consumer	89,415	4%	40,201	3%	16,293	3%	7,976	3%	20,497	3%
Commercial	1,064,341	10%	825,709	10%	1,226,638	10%	964,121	11%	967,182	11%
Credit cards	31,067	1%	46,980	1%	20,651	1%	21,760	0%	24,956	1%
Other	57,566	1%	75,904	1%	—	1%	—	1%	—	1%
Unallocated	—	N/A	—	N/A	—	N/A	84,828	N/A	—	N/A

Total	$1,993,077	100%	$1,902,828	100%	$1,763,298	100%	$1,603,568	100%	$1,604,200	100%

Management reviews nonperforming assets on a regular basis and assesses the requirement for specific reserves on those assets. Any loan past due 90 days or more and any loan on non-accrual is considered to be a nonperforming asset. Any loan 90 days or more past due that is not both adequately collateralized and in a positive cash-flow position and any loan to a borrower experiencing serious financial deterioration may be placed on non-accrual by the Senior Credit Officer with the concurrence of senior management. Interest received on non-accrual loans — also referred to as nonperforming loans — is recorded as a reduction of principal. The table to follow summarizes nonperforming assets and other nonperforming assets by category.

	Problem Assets at December 31,
	2006	2005	2004	2003	2002

Collateralized by real estate:
Commercial:
Non-accrual	$454,711	$—	$—	$—	$—
Past due 90 days or more	—	—	—	—	—
Residential:
Non-accrual	222,908	598,905	394,970	567,590	171,482
Past due 90 days or more	216,758	197,831	51,549	28,577	76,752
Home equity:
Non-accrual	7,923	4,680	—	—	—
Past due 90 days or more	—	—	—	23,172	—
Construction:
Non-accrual	275,593	—	125,502	125,502	140,000
Past due 90 days or more	—	—	—	—	—

Not collateralized by real estate:
Consumer:
Non-accrual	—	3,854	8,041	—	4,964
Past due 90 days or more	7,947	5,116	4,099	—	—
Commercial:
Non-accrual	1,099,526	1,471,934	899,082	677,777	1,841,922
Past due 90 days or more	21,926	35,809	—	—	252,331
Credit cards:
Non-accrual	—	—	—	8,988	—
Past due 90 days or more	—	6,355	—	—	5,690

Total nonperforming loans	2,307,292	2,324,484	1,483,243	1,431,606	2,493,141
Other real estate owned	103,334	103,334	46,000	—	—

Total nonperforming assets	$2,410,626	$2,427,818	$1,529,243	$1,431,606	$2,493,141

Loans outstanding, net	$184,481,374	$191,538,419	$196,724,596	$187,056,241	$190,559,663
Nonperforming loans to total net loans	1.25%	1.21%	0.75%	0.77%	1.31%
Nonperforming loans to total assets	0.75%	0.76%	0.48%	0.48%	0.84%
Allowance for loan losses to total loans	1.07%	0.98%	0.89%	0.85%	0.83%
Allowance for loan losses to nonperforming loans	86.38%	81.86%	118.88%	112.01%	64.34%

National Bancshares Corporation 2006 Annual Report       13

FINANCIAL REVIEW
Investment Securities: Total investment securities increased $9.0 million or 11.7% at December 31, 2006 when compared to December 31, 2005. The increase was funded by funds received from loan payoffs. The Bank actively purchases bonds issued by local municipalities, school systems, and other public entities when opportunities arise. Other securities are primarily comprised of mortgage backed securities, municipal securities and securities issued by corporations. Investment securities are classified either as held to maturity or as available for sale. The Bank does not hold any securities for trading purposes. If management has the intent and the Bank has the ability at the time of purchase to hold a security until maturity or on a long-term basis, the security is classified as held-to-maturity and it is reflected on the balance sheet at historical cost. Securities to be held for indefinite periods and not intended to be held to maturity or on a long-term basis are classified as available-for-sale, and they are reflected on the balance sheet at their market value. Management generally believes that all securities should be classified as available-for-sale but makes that determination at the time of purchase. In order to more effectively manage investment securities and to be in a better position to react to market conditions, at December 31, 2006, all investment securities are classified as available for sale. At year-end 2006, 2005 and 2004 there was no single issuer of securities where the total book value of such securities exceeded 10% of shareholders’ equity except for US government and agency obligations.
The following table shows the amortized cost and estimated fair values of the corporation’s investment portfolio at the date indicated.

		Gross	Gross
	Amortized Cost	unrealized gains	unrealized losses	Fair Value

December 31, 2006
Available for Sale:
U.S. Government and federal agency	$29,536,718	$68,809	$(225,649)	$29,379,878
State and municipal	17,109,745	330,243	(45,312)	17,394,676
Corporate bonds and notes	27,579,025	131,836	(440,930)	27,269,931
Mortgage Backed	12,030,199	3,806	(78,621)	11,955,384

Total Investment Securities	$86,255,687	$534,694	$(790,512)	$85,999,869

December 31, 2005
Available for Sale:
U.S. Government and federal agency	$22,397,882	$26,624	$(282,131)	$22,142,375
State and municipal	2,040,585	36,699	(1,929)	2,075,355
Corporate bonds and notes	30,992,806	192,861	(462,748)	30,722,919
Mortgage Backed	4,968,661	4,599	(75,230)	4,898,030
Equity securities	240,253	13,285	(304)	253,234

Total available for sale	60,640,187	274,068	(822,342)	60,091,913

Held to Maturity:
State and municipal	16,917,133	283,969	(86,082)	17,115,020

Total Investment Securities	$77,557,320	$558,037	$(908,424)	$77,206,933

December 31, 2004
Available for Sale:
U.S. Government and federal agency	$17,561,943	$227,251	$(30,080)	$17,759,114
State and municipal	2,861,927	129,113	—	2,991,040
Corporate bonds and notes	37,146,122	1,157,837	(86,103)	38,217,856
Mortgage Backed	630,679	11,196	(222)	641,653
Equity securities	785,897	66,422	—	852,319

Total available for sale	58,986,568	1,591,819	(116,405)	60,461,982

Held to Maturity:
State and municipal	15,865,047	580,268	(546)	16,444,769

Total Investment Securities	$74,851,615	$2,172,087	$(116,951)	$76,906,751

14      National Bancshares Corporation 2006 Annual Report

FINANCIAL REVIEW
The contractual maturity of investment securities at December 31, 2006 is shown below.

	December 31, 2006
	One year	More than one	More than five	More than
	or less	to five years	to ten years	ten years	Total investment securities
	Carrying Value	Carrying Value	Carrying Value	Carrying Value	Carrying Value	Market
	Average Yield	Average Yield	Average Yield	Average Yield	Average Yield	value

Available for Sale:
U.S. Government and federal agency	$2,494,060	$11,327,890	$15,557,928	$—	$29,379,878	$29,379,878
	4.65%	4.58%	5.32%		4.95%
State and municipal	926,918	6,286,079	5,744,635	4,437,044	17,394,676	17,394,676
	4.83%	6.30%	4.76%	3.50%	4.75%
Corporate bonds and notes	4,003,730	17,212,658	6,053,543	—	27,269,931	27,269,931
	5.42%	3.96%	4.97%		4.38%
Mortgage-backed	—	21,477	—	11,933,907	11,955,384	11,955,384
		9.40%		6.27%	6.54%

Total debt securities	7,424,708	34,848,104	27,356,106	16,370,951	85,999,869	85,999,869
	5.02%	4.71%	4.99%	4.99%	4.95%

Federal Bank Stock: As of December 31, 2006, the Bank held 23,888 shares of $100 par value Federal Home Loan Bank of Cincinnati stock, which are restricted securities. FHLB stock represents an equity interest in the FHLB, but it does not have a readily determinable market value. The stock can be sold at its par value only, and only to the FHLB or to another member institution. Member institutions are required to maintain a minimum stock investment in the FHLB, based on total assets, total mortgages, and total mortgage-backed securities.
Total Liabilities: Total liabilities increased by $1.5 million or 0.53% from 2005 to 2006. This increase is primarily a result of increased repurchase agreements of $5.5 million and increased interest-bearing deposits of $1.1 million. Offsetting this was a decline in Federal Home Loan Bank advances of $3.0 million and non-interest bearing deposits of $2.9 million.
Deposits: Deposits decreased during 2006 by $1.8 million or 0.7%. The decrease is solely attributed to a decline in savings accounts and noninterest-bearing demand accounts. These declines were partially offset by increases in interest-bearing demand deposits and time deposits. First National Bank’s savings accounts include passbook and statement savings, as well as preferred savings accounts, which are tiered to pay higher rates for higher balances. First National Bank has not solicited brokered deposits. Savings accounts decreased by $15.0 million or 20.3% from the end of 2005 to the end of 2006. This was primarily due to a combination of customer fund movement to certificates of deposit and higher yielding money market type demand accounts, and outside of the Bank. Noninterest-bearing demand deposits, consisting of regular checking accounts, decreased by $2.9 million or 6.2%. This decrease is a result of business customers moving funds from these accounts to repurchase agreement accounts with First National Bank. Interest-bearing demand deposits, which include negotiable order of withdrawal accounts and money market demand accounts, increased $4.2 million or 8.4% during 2006. Much of the increase in this category is attributed to continued increased interest rates in the money market demand account and the success of our premium money market demand account. Certificates of deposit rates continued to increase during 2006, making this an attractive investment for our customers. Time deposits under $100,000 increased $9.7 million or 14.7% during 2006. During the same period, time deposits of $100,000 and more increased by $2.3 million or 18.1%. The table below shows time deposits (certificates of deposit and individual retirement accounts) of $100,000 or more by time remaining until maturity as of December 31, 2006.
National Bancshares Corporation 2006 Annual Report      15

FINANCIAL REVIEW

Maturity of Time Deposits of $100,000 or More at December 31, 2006
Time Remaining to Maturity	Amount	Percent of Total

Three months or less	$3,066,643	20.9%
Over three through 12 months	7,092,138	48.4%
Over one year through 3 years	4,035,000	27.5%
Over 3 years	463,857	3.2%

Total	$14,657,638	100.0%

Liquidity and Capital Resources: A Bank’s liquidity risk is the risk associated with having to satisfy current and future financial obligations in a timely manner. Both short- and long-term liquidity needs are addressed by maturities and sales of unpledged investment securities, loan repayments and maturities, sales of loans that are not pledged as security for FHLB borrowings, and transactions in cash and cash equivalents, such as federal funds purchased. The use of these resources, combined with access to credit, provide funds for satisfying depositor and borrower needs. Management considers the Bank to have satisfactory liquidity, with the ability to satisfy the demands of customers and the local economy. Liquidity may be adversely affected by unexpected deposit outflows, which can be caused by higher interest rates paid by competitors. Management continually monitors projected liquidity needs and establishes a desirable level based in part on the Bank’s commitment to make loans as well as management’s assessment of the Bank’s ability to generate funds.
The most liquid assets are cash and cash equivalents, which at year-end 2006 consisted of $8.9 million in cash and due from banks and $9.8 million in Federal funds sold. At year-end 2005 cash and cash equivalents consisted of $11.0 million in cash and due from banks and $8.8 million in Federal funds sold. Federal funds sold are overnight investments with correspondent banks, an investment and liquidity tool used to maximize earning assets. Investment securities classified as available for sale that are not pledged are another source of liquidity. We consider the Bank’s loans-to-deposits ratio to assess liquidity, seeking to cap the ratio of loans to deposits at 100%. The ratio of total loans to deposits at year-end 2006 was 74.5%. At the end of 2006 the fair value of securities available for sale was approximately $86.0 million, while the total carrying value of securities pledged was approximately $25.5 million, representing securities pledged to secure public deposits and repurchase agreements.
Operating activities, as described in the Consolidated Statements of Cash Flows in the attached consolidated financial statements, shows net cash provided of $2.4 million in 2006, $3.3 million in 2005 and $3.2 million in 2004, generated principally from net income in those years. During 2004 the Bank adopted a formal “Loans Available for Sale Policy”. In accordance with the policy, during 2006, the Bank reported the $3.8 million in originations and proceeds from sales of mortgage loans held for sale as operating activities.
Investing activities, as described in the Consolidated Statements of Cash Flows in the attached consolidated financial statements, consist primarily of loan originations and repayments, along with investment securities purchases, sales and maturities. In 2004, new loan origination activity for residential mortgages declined, as interest rates increased. However, originations in other loan categories remained strong. Cash used for investing activities was $2.8 million, and funding for loans required $10.0 million in cash. Net security sales provided $6.3 million of cash. In 2005, net cash from investing activities was $800 thousand and funds from the decline in loans were used to purchase additional investment securities. The net pay down for loans provided a $4.8 million source of cash, while net security purchases resulted in a $2.7 million use of cash and capital expenditures, primarily for the purchase of our Burbank Road Office, used $1.3 million in cash. In 2006, as interest rates continued to increase we experienced a further decline in our loans. Overall, net cash used in investing activities was $2.9 million, as net loan pay downs resulted in a $6.7 million source of cash and net securities purchased resulted in an $8.8 million use of cash. Additionally, capital expenditures resulted in a use of cash, in the amount of $918 thousand, primarily for the cost associated with replacing our existing office with our new office in Kidron, Ohio. Loan originations by category in the last three years were as follows—
16      National Bancshares Corporation 2006 Annual Report

FINANCIAL REVIEW

	2006	2005	2004

Collateralized by real estate:
Commercial	$4,139,986	$15,163,415	$11,228,923
Residential	22,138,838	18,242,996	21,340,723
Home equity	5,635,657	2,847,510	2,349,374
Construction	6,951,683	6,779,521	2,412,419
Consumer	5,201,410	4,499,803	3,734,831
Commercial	9,233,343	9,105,734	8,643,897
Credit cards	483,950	236,400	389,700
Other	1,023,172	578,675	333,052

Total	$54,808,039	$57,454,054	$50,432,919

Financing activities, as described in the Consolidated Statements of Cash Flows in the attached consolidated financial statements, includes the solicitation and repayment of customer deposits, borrowings and repayments, treasury stock activity, and the payment of dividends. At December 31, 2006, the Bank had $14 million of borrowings outstanding with the Federal Home Loan Bank (FHLB) of Cincinnati, maturing in the years 2010 and 2011. This amount represents a $3.0 million reduction from the $17.0 million that was owed at the end of 2005 (total FHLB borrowing of $19.4 million was assumed with the acquired Peoples Financial Corporation in April 2002). First National Bank has approximately $61.5 million available in short-term funding arrangements with its correspondent banks and the FHLB. Additional information concerning FHLB borrowings and bank obligations under repurchase agreements is contained in Notes 8 and 9 of the consolidated financial statements of National Bancshares. The outstanding balances and related information about short-term borrowings, which consists almost entirely of securities sold under agreements to repurchase are summarized as follows —

	Year Ended December 31
	2006	2005	2004

Balance at year end	$7,901,666	$2,359,521	$3,888,235
Average balance outstanding	6,007,603	4,100,383	3,140,013
Maximum month-end balance	7,901,666	8,918,122	4,847,337
Weighted-average rate at year end	3.63%	2.54%	0.69%
Weighted-average rate during the year	3.48%	1.88%	0.36%

National Bancshares and the Bank are subject to federal regulations imposing minimum capital requirements. Total risk-based capital, tier I risk-based capital, and tier I leverage capital ratios are monitored to assure compliance with regulatory capital requirements. At December 31, 2006 both National Bancshares and the Bank exceeded minimum risk-based and leverage capital ratio requirements. The Bank’s ratio of total capital to risk-based assets was 13.26% on December 31, 2006. The minimum required ratio is 8%. Additional information concerning capital ratios at year-end 2006 and 2005 is contained in Note 13 of the consolidated financial statements.
Contractual Obligations: As discussed in the notes to National Bancshares’ consolidated financial statements, obligations exist to make payments under contracts, including borrowings. At December 31, 2006, the aggregate contractual obligations are outlined below —

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

Time Deposits	$90,216,451	$66,171,308	$21,901,922	$2,137,114	$6,107
Long-term obligations	14,000,000	—	—	14,000,000	—
Information system contract obligations	1,755,000	780,000	975,000	—	—
Operating lease obligations	55,900	15,600	31,200	9,100	—

Total	$106,027,351	$66,966,908	$22,908,122	$16,146,214	$6,107

National Bancshares Corporation 2006 Annual Report      17

FINANCIAL REVIEW
Off-Balance Sheet and Contingent Liabilities: Financial instruments, such as loan commitments, credit lines, and letters of credit are issued to satisfy customers’ financing needs. Ordinarily having fixed expiration dates, these commitments are agreements to provide credit or to support the credit of others, as long as conditions established in the contracts are satisfied. Off-balance-sheet risk in the form of potential credit loss exists up to the face amount of these instruments, although we do not expect losses. Since these commitments are viewed as loans, the same credit policies used for loans are used to evaluate making the commitments. These funding commitments by expiration period were as follows at year-end 2006:

	Expiration of Funding Commitments
	One year and less	Over one year	Total

Unused loan commitments	$25,413,189	$27,904,036	$53,317,225
Commitment to make loans	6,104,425	—	6,104,425
Letters of credit	241,800	—	241,800

Total	$31,759,414	$27,904,036	$59,663,450

Of the unused loan commitments $13.9 million are fixed-rate commitments and $45.8 million are variable-rate commitments. Rates on unused fixed-rate loan commitments range from 4.75% to 19.80%. The funding commitments shown in the table above do not necessarily represent future cash requirements since experience demonstrates that a large percentage of funding commitments expire unused or partially used.
The Bank is required by regulations of the Federal Reserve Board to maintain cash reserves on hand or on deposit with the Federal Reserve Bank. Reserve requirements vary according to the amount of a Bank’s transaction accounts, checking accounts principally. Reserve balances do not earn interest. First National Bank was required to maintain cash reserve balances with the Federal Reserve Bank of $3.5 million at year-end 2006 and $3.6 million at year-end 2005.
The Bank sells loans it originates, particularly conventional fixed-rate residential mortgage loans. The loans are sold without recourse. The Bank has retained mortgage-servicing rights on approximately $17.2 million of residential mortgage loans sold.
Shareholders’ Equity: The $27 thousand or 0.08% increase in shareholders’ equity from year-end 2005 to year-end 2006 was caused by an increase in accumulated other comprehensive income, which results from improvement in the market value of investments available for sale. This improvement was caused by the stabilization in short and intermediate term interest rates, and converting all “held to maturity” investment securities to “available for sale”. Accumulated other comprehensive income represents the unrealized appreciation or depreciation (net of taxes) in the market value of debt and equity investments available for sale. Interest rate volatility, economic and interest rate conditions could cause material fluctuations in accumulated other comprehensive income. This increase was partially offset by the payment of dividends for an amount greater than earnings. The dividend payout ratio for 2006 is 122.9% versus 68.1% in 2005.
National Bancshares is dependent on the Bank for earnings and funds necessary to pay dividends, and the payment of dividends, by the Bank to National Bancshares, is subject to bank regulatory restrictions. According to the National Bank Act and Office of the Comptroller of the Currency (OCC) Rule 5.64, a national bank may never pay a cash dividend without advance OCC approval if the amount of the dividend exceeds retained net income for the year and for the two preceding years (after any required transfers to surplus). In December 2006, the Bank paid a dividend to National Bancshares in the amount of $3.0 million. During 2007, the Bank must obtain regulatory approval to pay dividends to the holding company until 2007 net income exceeds $1.7 million.
18      National Bancshares Corporation 2006 Annual Report

FINANCIAL REVIEW
Interest Rate Sensitivity: Like other financial institutions, the Bank is subject to interest rate risk, which management considers to be the Bank’s most significant market risk. Interest rate sensitivity, or interest rate risk, relates to the effect of changing interest rates on net interest income. Interest-earning assets with interest rates tied to the prime rate for example, or that mature in relatively short time periods, are considered interest-rate sensitive. Interest-bearing liabilities with interest rates that can be re-priced in a discretionary manner, or that mature in relatively short periods of time, are also considered interest-rate sensitive. The differences between interest-sensitive assets and interest-sensitive liabilities over various time horizons are commonly referred to as sensitivity gaps. As interest rates change, a sensitivity gap will have either a favorable effect or an adverse effect on net interest income. A negative gap — with liabilities repricing more rapidly than assets — generally has a favorable effect when interest rates are falling, and an adverse effect when rates are rising. A positive gap — with assets repricing more rapidly than liabilities — generally has the opposite effect: an adverse effect when rates are falling and a favorable effect when rates are rising.
Interest rate risk is the result of such risks as repricing risk, option risk, and basis risk. Repricing risk is caused by the differences in the maturity, or repricing, of assets and liabilities. Most residential mortgage and consumer loans give consumers the right to prepay with little or no prepayment penalty, and because of competitive pressures it may not be advisable to enforce prepayment penalties on commercial loans. First National Bank’s fixed-rate conventional mortgage loans are originated with loan documentation that permit such loans to be sold in the secondary market and the Bank’s policy is to classify these loans as “Held for Sale” or “Held in Portfolio” at the time the loans are originated based on such factors as the Bank’s liquidity position, interest rate environment and general economic conditions. The option a borrower has to prepay a loan is similar to the option a depositor has to make an early withdrawal from a deposit account. This form of embedded option, which gives the customer the opportunity to benefit when interest rates change in their favor, ordinarily occurs at the Bank’s expense in the form of higher interest expense or lower interest income. Although residential mortgage loans tend to have lower credit risk than other forms of lending, they tend also to have higher option risk and interest rate risk because of this prepayment feature and the longer term associated with residential mortgage loans. Option risk in the form of prepayments also affects the value of mortgage-backed securities.
Basis risk refers to the potential for changes in the underlying relationship between market rates and indices, which can result in a narrowing of the interest rate spread on an earning assets or liabilities. Basis risk even exists in Bank administered liabilities, such as NOW accounts, savings accounts, and money market accounts, where historical pricing relationships are set by the Bank, but change is required due to change in the level or directional change in market interest rates.
Management’s goal is to manage interest rate risk by maintaining the one-year ratio of interest-earning assets to interest-bearing liabilities within a range of -50% and 150% of total assets. At year-end 2006 the Bank had a one year ratio of -28% of total assets, while the ratio of interest-earning assets to interest-bearing liabilities was 54%. This compares to a ratio of -20% of total assets, and a ratio of interest-earning assets to interest-bearing liabilities of 65% at year-end 2005. In 2004, the ratio was -20% of total assets, and a ratio of interest-earning assets to interest-bearing liabilities of 64%. At year-end 2006 long-term interest-earning assets represent 25% of total earning assets, compared to 19% at year-end 2005. This change has increased the Bank’s interest rate risk. Management is working to shorten the maturities of the Bank’s assets and lengthen the maturities of the Bank’s liabilities including offering attractive rates on variable rate loans and offering certificate of deposit specials with maturities greater than twelve months.
The following table shows the maturities or repricing of the Bank’s earning assets and liabilities at year end 2006 based on the contractual maturity or contractual repricing dates of loans and the contractual maturities of time deposits. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less.
National Bancshares Corporation 2006 Annual Report      19

FINANCIAL REVIEW

	Maturing or Repricing Periods
	Within 3 months	4-12 months	1-5 years	Over 5 years	Total

Interest-earning assets:
Federal funds sold	$9,820,000	$—	$—	$—	$9,820,000
Investment securities	5,643,984	11,406,584	37,777,601	31,171,700	85,999,869
Federal bank stock	—	—	—	3,120,750	3,120,750
Loans held for sale	—	—	—	—	—
Loans collateralized by real estate:
Commercial (1)	4,499,144	7,777,937	30,517,568	2,942,698	45,737,347
Residential (1)	8,084,685	12,770,893	31,374,514	34,421,711	86,651,803
Home equity (1)	19,348,373	35,000	—	—	19,383,373
Construction (1)	2,722,789	349,507	2,652,452	353,922	6,078,670
Consumer loans (1)	664,118	1,760,501	4,979,241	118,227	7,522,087
Commercial (1)	12,182,299	2,131,712	4,204,880	—	18,518,891
Credit cards (1)	378,730	1,142,265	—	—	1,520,995
Other (1)	205,133	151,578	991,655	261,030	1,609,396

Total interest-earning assets	$63,549,255	$37,525,977	$112,497,911	$72,390,038	$285,963,181

Interest-bearing liabilities:
Interest-bearing demand	$30,216,656	$—	$—	$—	$30,216,656
Money market	23,991,269	—	—	—	23,991,269
Savings	59,018,314	—	—	—	59,018,314
Time	17,811,609	48,359,699	24,039,036	6,107	90,216,451
Repurchase agreements	7,901,666	—	—	—	7,901,666
Other borrowings (2)	842,819	—	14,000,000	—	14,842,819

Total interest-bearing liabilities	$139,782,333	$48,359,699	$38,039,036	$6,107	$226,187,175

Interest-sensitivity gap	$(76,233,078)	$(10,833,722)	$74,458,875	$72,383,931	$59,776,006

Cumulative interest sensitivity gap	$(76,233,078)	$(87,066,801)	$(12,607,926)	$59,776,005

Cumulative interest sensitivity gap as a percent of total equity	-219.82%	-251.06%	-36.35%	172.36%
Cumulative interest sensitivity gap as a percent of total assets	-24.72%	-28.24%	-4.09%	19.39%

(1)	For purposes of the gap analysis, loans are not reduced by the allowance for loan losses.

(2)	Federal Home Loan Bank advances included in other borrowings are convertible variable rate instruments that could reprice in earlier periods should market rates rise.
One way to minimize interest rate risk is to maintain a balanced or matched interest-rate sensitivity position. However, matched funding does not generally maximize profits. To increase net interest income, the Bank mismatches asset and liability repricing to take advantage of interest rate conditions. The magnitude of the mismatch depends on management’s assessment of the risks presented by the interest rate environment.
Interest rates change daily on federal funds purchased and sold. Federal funds are therefore the most sensitive to the market and have the most stable fair values. Loans and deposits tied to indices such as the prime rate or Federal Reserve discount rate are also market sensitive, and also exhibit stable fair values.
The most sensitive instruments include long-term, fixed-rate loans and securities, which have the least stable fair value. Management of maturity distributions of assets and liabilities between the most and least sensitive extremes is as important as the balances on hand. Management of maturity distributions involves matching interest rate maturities as well as principal maturities, which can influence net interest income significantly. In periods of rapidly changing interest rates, a negative or positive gap can cause major fluctuations in net interest income and earnings. Managing asset and liability sensitivities, and insulating net interest income from changes in market and interest rate conditions is one of the objectives of the Bank’s asset/liability management strategy.
20      National Bancshares Corporation 2006 Annual Report

FINANCIAL REVIEW
Management attempts to maintain consistent growth in net interest income and net income while managing interest rate risk within Board approved policy limits. Evaluating the Bank’s exposure to changes in interest rates is the responsibility of the Asset/Liability Management Committee, a committee of Bank officers meeting monthly and reporting directly to the Board of Directors. The Asset/Liability Management Committee assesses both the adequacy of the management process used to control interest rate risk and the quantitative level of exposure, monitoring and managing interest rate risk to control the effect of changing interest rates on net interest income and net income. Evaluating the quantitative level of interest rate risk exposure requires assessment of existing and potential effects of changes in interest rates on the Bank’s financial condition, including capital adequacy, earnings, liquidity, and asset quality. The Asset/Liability Management Committee also monitors the Bank’s liquidity levels. Interest rate risk exposure is reviewed in monthly meetings of the Asset/Liability Committee. Risk is mitigated by matching maturities or repricing opportunities.
Static Gap analysis is also a tool used by the committee but gap analysis has limitations because it cannot measure the effect of interest rate movements and competitive pressures on the repricing and maturity characteristics of interest-earning assets and interest-bearing liabilities. Static gap analysis is based on assumptions concerning such matters as when assets and liabilities will reprice in a changing interest rate environment. The model assumes that certain assets and liabilities of similar maturity or repricing opportunities will react the same to changes in interest rates. However, certain assets and liabilities indicated as maturing or repricing within a stated period might actually mature or reprice at different times and at different volumes from those estimated. Actual results can differ significantly from simulated results if, for example, market conditions and management strategies vary from the assumptions used in the analysis. The actual prepayments and withdrawals experienced by the Bank after a change in interest rates could deviate significantly from those assumed in calculating the data shown in an analysis report. Adjustable-rate loans, for example, commonly have provisions limiting changes in interest rates each time the interest rate changes and on a cumulative basis over the life of the loan. Also, the renewal or repricing of some assets and liabilities can be discretionary and subject to competitive and other pressures. The ability of borrowers to service their debt could diminish after an interest rate increase. Therefore, the gap table above does not and cannot necessarily indicate the actual future impact of general interest movements on net interest income.
Management also uses an earnings simulation model to assess interest rate sensitivity, which estimates the effect on net interest income and net income assuming various interest rate changes – or “rate shocks” – such as changes of plus or minus 100 or 200 basis points. At year-end 2006 the earnings simulation model predicts a minor decrease in net income assuming interest rates increase, and a moderate increase if rates decrease. The Bank’s liability sensitive position would indicate an earnings decrease if rates rise. However, the model incorporates numerous assumptions, including relative levels of market interest rates, loan prepayments, reactions of depositors to changes in interest rates, and control over the timing and amount of interest rate changes on various deposit products, such as savings accounts. Factoring in competitive issues and liquidity levels, rate changes on certain deposit products may lag interest rate changes in the market. The Bank’s goal is to limit earnings at risk to 15% of projected net income over a one year time period assuming a plus or minus shift of 100 basis points in interest rates. The following table shows the predicted effect on net income over one year under the earnings simulation model assuming interest rate changes of plus or minus 100 and plus 200 basis points. The earnings simulation model’s predictions of the effect of rate changes on net income must not be relied upon as being indicative of actual results. Further, it does not necessarily contemplate all actions which might be taken in response to interest rate changes. Management continues to seek non-interest income opportunities and seeks to control expenses in an effort to offset these possible fluctuations in net income.

	Effect of a Change in Interest Rates on Net Income Over a 12-Month Period
(Dollars in thousands)	2006		2005

+ 200 basis points	$(1)	(0.6)%	$234	10.6%
+ 100 basis points	$(56)	(4.9)%	$17	0.8%
- 100 basis points	$163	14.2%	$63	2.8%

First National Bank also has long term interest rate risk exposure, which may not be appropriately measured by earnings sensitivity analysis. Long term interest rate risk exposure is measured using an “economic value of equity” sensitivity analysis. The economic value of equity sensitivity analysis involves discounting cash flows from assets and liabilities assuming various interest rate levels. The discounted present value of all cash flows from assets less liabilities represents the net present value of the Bank’s equity. The analysis requires modifying the expected cash flows in each interest rate scenario, which affects the discounted net present value of equity. In 2004 the Bank established limits for economic value of equity and began performing this sensitivity analysis. The Bank’s goal is to limit a decline in economic value of equity to no more than 6% for interest rate changes of 100 and 200 basis
National Bancshares Corporation 2006 Annual Report      21

FINANCIAL REVIEW
points, respectively. At year-end 2006, the analysis showed the Bank was within established limits at -1.2% and -4.9% for interest rate changes of plus 100 and 200 basis points, and -0.5% for an interest rate change of minus 100 basis points.
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
Average Balances, Interest Rates and Yields. The average balances of our interest-earning assets and interest-bearing liabilities, interest earned on assets and interest cost of liabilities for the periods indicated, and the average yields earned and rates paid are presented in the following table. Yields are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are daily averages.

	Year Ended December 31,
	2006			2005			2004

	Daily			Daily			Daily
	Average		Average	Average		Average	Average		Average
(Dollars in thousands)	Balance	Interest	yield/cost(3)	Balance	Interest	yield/cost (3)	Balance	Interest	yield/cost (3)

Assets
Interest earning assets:
Investment securities:
Taxable	$65,044	3,299	5.07%	$54,089	2,727	5.06%	$59,265	3,186	5.56%
Nontaxable (tax equivalent basis)	18,820	1,209	6.45%	19,545	1,307	6.71%	19,807	1,401	7.13%
Federal funds sold	8,816	440	4.99%	6,823	242	3.55%	4,983	75	1.51%
Interest bearing deposits	—	—	—	—	—	—	437	27	6.18%
Net loans (including nonaccrual loans)	186,146	12,620	6.78%	197,064	12,243	6.21%	194,032	11,099	5.72%

Total interest-earning assets	278,826	17,568	6.30%	277,521	16,520	5.81%	278,524	15,788	5.67%

All other assets	24,215			24,030			22,611

Total assets	$303,041			$301,551			$301,135

Liabilities and Shareholder’s Equity
Interest-bearing liabilities:
Interest-bearing checking	$42,342	908	2.14%	$42,683	421	0.99%	$37,743	114	0.30%
Savings	64,979	721	1.11%	80,746	614	0.76%	89,428	650	0.73%
Time, $100,000 and over	14,168	584	4.12%	10,420	312	2.99%	11,991	282	2.35%
Time, other	71,593	2,754	3.85%	63,034	1,799	2.85%	64,427	1,427	2.21%
Other funds purchased	21,319	1,028	4.82%	22,072	983	4.45%	20,737	873	4.21%

Total interest-bearing liabilities	214,401	5,995	2.80%	218,955	4,128	1.89%	224,326	3,346	1.49%

Demand deposits	51,078			44,655			38,749
Other liabilities	2,221			2,321			2,966
Shareholders’ equity	35,341			35,620			35,094

Total liabilities and shareholders’ equity	$303,041			$301,551			$301,135

Net interest income (tax equivalent basis)		$11,573			$12,391			$12,442

Interest rate spread (1)			3.50%			3.92%			4.18%
Net yield on interest- earning assets (2)			4.15%			4.55%			4.47%
Ratio of average interest- earning assets to average interest-bearing liabilities			130.05%			126.75%			124.16%

(1)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(2)	Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

(3)	Average yields are computed using annualized interest income and expense for the periods.
22      National Bancshares Corporation 2006 Annual Report

FINANCIAL REVIEW
Rate/Volume Analysis. Changes in interest income and interest expense attributable to (1) changes in volume (changes in average volume multiplied by prior year rate), and (2) changes in rates (changes in rate multiplied by prior year average volume) are shown in the table to follow. Increases and decreases have been allocated proportionally to the change due to volume and the change due to rate.

	Changes in net interest income for			Changes in net interest income for
	the year ended December 31, 2006			the year ended December 31, 2005

	2006 versus 2005 Increase			2005 versus 2004 Increase
	(Decrease) Due to Changes In			(Decrease) Due to Changes In
(Dollars in thousands)	Volume	Rate	Net Change	Volume	Rate	Net Change

Interest Income
Investment securities:
Taxable	$556	$16	$572	$(268)	$(191)	$(459)
Non taxable (tax equivalent basis)*	(48)	(50)	(98)	(18)	(76)	(94)
Federal funds sold	83	115	198	36	131	167
Interest bearing deposits	—	—	—	(27)	—	(27)
Loans (including nonaccrual loans)	(702)	1,079	377	176	968	1,144

Total interest income (tax equivalent basis)	$(111)	$1,160	$1,049	$(101)	$832	$731

Interest Expense
Deposits
Interest bearing checking	$(3)	$490	$487	$17	$290	$307
Savings	(136)	243	107	(65)	28	(37)
Time, $100,000 and over	133	139	272	(40)	70	30
Time, other	268	687	955	(31)	403	372
Other funds purchased	(34)	79	45	58	52	110

Total interest expense	$228	$1,638	$1,866	$(61)	$843	$782

Change in net interest income (tax equivalent basis)*	$(339)	$(478)	$(817)	$(40)	$(11)	$(51)

*	Tax equivalence based on highest statutory tax rates of 34%.
2006 versus 2005
During 2006, net income decreased $936 thousand or 44.6%. Accordingly, basic and diluted earnings per share decreased from $0.94 per share in 2005 to $0.52 per share in 2006. The decline in net income is the result of increased interest expense, a decrease in noninterest income and increased noninterest expenses. The lack of growth and increased competition in the region of Ohio served, and in order to attract and maintain deposits and loans, the Bank was required to provide more competitive products/services and pricing on product/service offerings, impacting interest expense adversely.
Returns on average equity (“ROE”) and average assets (“ROAA”) for the year ending December 31, 2006 were 3.29% and 0.38%, respectively, compared to 5.90% and 0.70% for the year ending December 31, 2005.
Total interest and dividend income increased by $1.1 million or 6.7% over 2005. Interest and fees on loans increased by $376 thousand or 3.1%, despite a decline in the balance of loans. The decline in loan interest caused by lower loan balances was offset by an increase in interest rates on loans. During 2006, interest on Federal funds increased by $198 thousand or 81.2% due to increasing
National Bancshares Corporation 2006 Annual Report   23

FINANCIAL REVIEW
interest rates and more funds invested in this category. Investment security income (dividends and interest) increased by $507 thousand or 14.1% over 2005. Much of this increase is attributable to an increase in the balance of investment securities on hand.
Interest expense increased by $1.9 million or 45.22% during 2006, as the Bank continued to experience a shift from lower interest rate deposits to higher paying interest rate deposits. This shift resulted in an interest expense increase of $1.8 million or 57.9%. Additionally, in 2006 short-term borrowings increased by $137 thousand or 156.4%, primarily due to the increase in repurchase agreements.
Noninterest income decreased by $147 thousand or 8.2% during 2006. The decline is combination of a variety of factors. First, security gains declined by $66 thousand as a result of selling fewer securities throughout 2006. Second, the gain on sale of other real estate declined by $49 thousand due to declining market values of the properties sold. Third, deposit fees and miscellaneous service fees from deposit accounts declined by $28 thousand. Finally, the gain on sale of loans declined by $26 thousand as a result of fewer loans sold in the secondary markets.
Noninterest expenses are the cost of doing business. These expenses include all non interest expenses such as salaries, employee benefits, data processing, marketing, professional and consulting fees, maintenance and repair, dues, subscriptions, fees and depreciation. Noninterest expenses increased by $368 thousand or 3.4% during 2006. For the year 2006 compared to 2005, salaries and employee benefits increased as a result of severance pay for the retired President & CEO. Marketing expenses increased as a result of a marketing campaign to create brand and product identity. Director fees and director pension costs increased as a result of paying a retainer to the Chairman of the Board and the effects of further reducing the assumed discount rate for the Director’s retirement plan, respectively. Loss on customer accounts increased due to overdraft protection services. A charge was incurred to write down the value of real property owned in Wooster since the market value had declined subsequent to its purchase.
Income tax expense was $137 thousand for the year ended December 31, 2006, representing a decrease of $366 thousand or 44.6%.
2005 versus 2004
During 2005, net income decreased $811 thousand or 27.9%. Accordingly, basic and diluted earnings per share decreased from $1.30 per share in 2004 to $0.94 per share in 2005. Principal differences between 2004 and 2005 were an increase in interest expense, a decrease in noninterest income and higher noninterest expenses.
Returns on average equity (“ROE”) and average assets (“ROAA”) for the year ending December 31, 2005 were 5.90% and 0.70%, respectively, compared to 8.29% and 0.97% for the year ending December 31, 2004.
Total interest and dividend income increased by $763 thousand or 5.0% over 2004. Much of the increase was attributable to an increase in interest and fees on loans. This revenue category increased by $1.1 million or 10.3% over 2004. Additionally in 2005, the Bank experienced an increase in interest on Federal funds of $167 thousand or 222.1%. This increase resulted from higher Federal funds rates and an increase in the volume of Federal funds sold. Offsetting a portion of these increases was a decrease in investment security income (dividends and interest) of $549 thousand or 15.2%. Much of this decline is attributed to the flattening and inversion of the yield curve that took place during 2005.
Interest expense increased by $783 thousand or 23.4% during 2005, as the market for deposits became increasingly price sensitive. During 2005, the Bank began to experience a portfolio shift from lower cost interest rate deposits to higher cost interest rate deposits, such as certificates of deposit. As a result, deposit related interest expense increased by $671 thousand or 27.1%.
Noninterest income decreased by $94 thousand or 5.0% during 2005. The decline in 2005, when compared to 2004, resulted from decreased security gains of $324 thousand. Offsetting this decline was increased checking account fees of $179 thousand or 22.7%, the result of adding overdraft protection services. Additionally, other noninterest income increased $44 thousand or 28.8% due to increased revenue associated with ATM service fees.
Noninterest expense increased by $1.1 million or 11.0% during 2005. In 2005, salaries and benefits increased due to severance payments and increased employee staffing levels. Marketing expenses increased in order to promote existing and new products and to create increased Bank identity in the markets served. Director pension costs increased due to a reduction in the assumed discount rate used for calculating pension benefit costs. Professional fees
24      National Bancshares Corporation 2006 Annual Report

FINANCIAL REVIEW
increased as a result of consulting fees incurred to continue the implementation of Sarbanes-Oxley. Maintenance and repairs increased as a result of a variety of repairs that were made to many of the Bank’s offices. These repairs were necessary in order to improve safety and enhance the appearance of the offices.
Income tax expense was $503 thousand for the year ended December 31, 2005, representing a decrease of $372 thousand or 42.5% as compared to 2004.
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
Allowance for Loan Losses. An allowance for loan losses recorded under generally accepted accounting principles is an institution’s best estimate within a range of the probable amount of loans that – based on current information and events – the institution will be unable to collect. The amount of the allowance is a product of management’s judgment and it is inevitably imprecise. Estimating the allowance requires significant judgment and the use of estimates related to many factors, including the amount and timing of future cash flows on problem loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which are susceptible to significant change. Although management believes that the allowance for loan losses was adequate at December 31, 2006, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy and employment could result in increased levels of non-performing assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a bank’s loan loss allowance. The Office of the Comptroller of the Currency (OCC) could require the recognition of additions to the loan loss allowance based on the OCC’s judgment of information available to it at the time of its examination of First National Bank.
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
New Accounting Pronouncements
See note 1 of the consolidated financial statements for details on new accounting pronouncements.
National Bancshares Corporation 2006 Annual Report      25

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006, 2005, 2004

	2006	2005

Assets
Cash and due from banks	$8,955,348	$10,985,160
Federal funds sold	9,820,000	8,780,000

Total cash and cash equivalents	18,775,348	19,765,160
Securities available for sale	85,999,869	60,091,913
Securities held to maturity (fair value: 2005 — $17,115,020)	—	16,917,133
Federal bank stock	3,120,750	2,987,050
Loans held for sale	—	—
Loans, net of allowance for loan losses:
2006 — $1,993,077;
2005 — $1,902,828	184,481,374	191,538,419
Premises and equipment, net	5,548,672	5,201,211
Other real estate owned	103,334	103,334
Goodwill	4,722,775	4,722,775
Identified intangible assets	890,635	1,136,613
Accrued interest receivable	1,750,327	1,621,306
Cash surrender value of life insurance	2,498,708	2,415,910
Other assets	466,261	380,184

	$308,358,053	$306,881,008

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$44,238,007	$47,143,340
Interest-bearing	203,442,690	202,344,481

Total deposits	247,680,697	249,487,821
Repurchase agreements	7,901,666	2,359,521
Federal Reserve note account	842,819	592,763
Federal Home Loan Bank advances	14,000,000	17,000,000
Accrued expenses and other liabilities	3,252,601	2,787,478

Total liabilities	273,677,783	272,227,583
Shareholders’ equity
Common stock, no par value; 6,000,000 shares authorized; 2,289,528 shares issued	11,447,640	11,447,640
Additional paid-in capital	4,689,800	4,689,800
Retained earnings	19,901,163	20,067,339
Treasury stock, at cost (55,040 shares)	(1,189,493)	(1,189,493)
Accumulated other comprehensive income (loss)	(168,840)	(361,861)

Total shareholders’ equity	34,680,270	34,653,425

	$308,358,053	$306,881,008

See accompanying notes to consolidated financial statements.
26      National Bancshares Corporation 2006 Annual Report

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2006, 2005, 2004

	2006	2005	2004

Interest and dividend income
Loans, including fees	$12,619,512	$12,243,402	$11,098,476
Federal funds sold	440,485	242,047	75,138
Securities:
Taxable	3,298,849	2,727,098	3,213,539
Nontaxable	797,701	862,648	924,846

Total interest and dividend income	17,156,547	16,075,195	15,311,999

Interest expense
Deposits	4,967,182	3,145,320	2,473,832
Short-term borrowings	224,866	87,712	15,037
Federal Home Loan Bank advances	803,105	895,357	857,453

Total interest expense	5,995,153	4,128,389	3,346,322

Net interest income	11,161,394	11,946,806	11,965,677
Provision for loan losses	160,000	159,233	177,500

Net interest income after provision for loan losses	11,001,394	11,787,573	11,788,177

Noninterest income
Checking account fees	985,131	970,329	790,928
Visa check card interchange fees	205,269	176,677	137,999
Deposit and miscellaneous service fees	170,051	197,825	153,646
Securities gains, net	43,469	109,035	432,915
Gain on sale of loans	17,315	43,548	67,379
Gain (loss) on sale of other real estate owned	(29,333)	19,603	—
Other	261,360	284,183	312,446

Total noninterest income	1,653,262	1,801,200	1,895,313

Noninterest expense
Salaries and employee benefits	5,855,558	5,764,959	5,351,230
Data processing	920,216	870,954	815,870
Net occupancy	829,892	913,389	873,929
Marketing	416,721	301,154	181,526
Franchise tax	361,959	372,388	355,469
Maintenance and repairs	293,658	382,250	262,777
Telephone	262,720	227,788	215,372
Professional and consulting fees	248,588	272,476	166,200
Amortization of intangibles	245,978	249,964	267,509
Dues, subscriptions and fees	240,399	207,977	185,879
Director fees	213,277	152,122	139,611
Stationary, printing and office supplies	204,010	197,280	214,327
Postage, express and freight	178,058	173,191	158,610
Director pension	167,200	142,967	55,916
Loss on customer accounts	146,148	80,220	30,553
Impairment charge for property	124,087	—	—
Other	645,193	676,536	622,684

Total noninterest expense	11,353,662	10,985,615	9,897,462

Income before income taxes	1,300,994	2,603,158	3,786,028
Income tax expense	137,098	503,348	875,288

Net income	$1,163,896	$2,099,810	$2,910,740

Weighted average common shares outstanding	2,234,488	2,234,488	2,234,488

Basic and diluted earnings per common share	$0.52	$0.94	$1.30

See accompanying notes to consolidated financial statements.
National Bancshares Corporation 2006 Annual Report  27

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2006, 2005, 2004

					Accumulated
		Additional			Other	Total
	Common	Paid-in	Retained	Treasury	Comprehensive	Shareholders’
	Stock	Capital	Earnings	Stock	Income (Loss)	Equity

Balance at January 1, 2004	$11,447,640	$4,689,800	$17,849,899	$(1,189,493)	$2,006,889	$34,804,735
Comprehensive income:
Net income			2,910,740			2,910,740
Other comprehensive income (loss)					(1,033,116)	(1,033,116)

Total comprehensive income						1,877,624

Cash dividends declared ($.61 per share)			(1,363,038)			(1,363,038)

Balance, December 31, 2004	11,447,640	4,689,800	19,397,601	(1,189,493)	973,773	35,319,321
Comprehensive income:
Net income			2,099,810			2,099,810
Other comprehensive income (loss)					(1,335,634)	(1,335,634)

Total comprehensive income						764,176

Cash dividends declared ($.64 per share)			(1,430,072)			(1,430,072)

Balance, December 31, 2005	11,447,640	4,689,800	20,067,339	(1,189,493)	(361,861)	34,653,425
Adjustment to apply SAB 108 (See Note 1)			100,000			100,000
Comprehensive income:
Net income			1,163,896			1,163,896
Other comprehensive income					193,021	193,021

Total comprehensive income						1,356,917

Cash dividends declared ($.64 per share)			(1,430,072)			(1,430,072)

Balance, December 31, 2006	$11,447,640	$4,689,800	$19,901,163	$(1,189,493)	$(168,840)	$34,680,270

See accompanying notes to consolidated financial statements.
28  National Bancshares Corporation 2006 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006, 2005, 2004

	Years ended December 31,
	2006	2005	2004

Cash flows from operating activities
Net income	$1,163,896	$2,099,810	$2,910,740
Adjustments to reconcile net income to net cash from operating activities
Provision for loan losses	160,000	159,233	177,500
Deferred income taxes	(309,992)	(239,499)	(126,348)
Depreciation, amortization and accretion	944,067	1,025,207	810,553
Earnings on Bank owned life insurance	(82,798)	(78,131)	(80,132)
Federal Home Loan Bank stock dividend	(133,700)	(109,200)	(106,500)
Origination of mortgage loans held for sale	(3,834,372)	(7,397,614)	(3,030,007)
Proceeds from sales of mortgage loans held for sale	3,811,858	7,421,122	3,014,578
Gain on sale of loans	(17,315)	(43,548)	(67,379)
Net security gains	(43,469)	(109,035)	(432,915)
Impairment charge for property	124,087	—	—
(Gain) loss on sale of other real estate owned	29,333	(19,603)	—
Change in other assets and liabilities	562,024	621,032	108,268

Net cash from operating activities	2,373,619	3,329,774	3,178,358

Cash flows from investing activities
Net change in interest-bearing deposits with other banks	—	—	999,048
Securities held to maturity
Proceeds from maturities and repayments	49,971	1,002,995	2,752,943
Purchases	—	(2,034,579)	(2,076,438)
Securities available for sale
Proceeds from maturities and repayments	8,794,842	7,717,705	14,335,787
Proceeds from sales	278,351	18,664,328	4,615,918
Purchases	(17,905,806)	(28,094,375)	(13,322,070)
Capital expenditures	(917,946)	(1,332,783)	(179,559)
Proceeds from sale of other real estate owned	104,830	65,603	—
Net change in loans to customers	6,677,322	4,811,723	(9,891,855)

Net cash from investing activities	(2,918,436)	800,617	(2,766,226)

Cash flows from financing activities
Net change in deposits	(1,807,124)	965,345	5,675,185
Net change in short-term borrowings	5,792,201	(1,726,958)	1,572,831
Repayments of Federal Home Loan Bank advances	(3,000,000)	—	—
Dividends paid	(1,430,072)	(1,430,072)	(1,340,693)

Net cash from financing activities	(444,995)	(2,191,685)	5,907,323

Net change in cash and cash equivalents	(989,812)	1,938,706	6,319,455
Beginning cash and cash equivalents	19,765,160	17,826,454	11,506,999

Ending cash and cash equivalents	$18,775,348	$19,765,160	$17,826,454

Supplemental cash flow information:
Interest paid	$5,670,786	$3,869,119	$3,356,077
Income taxes paid	375,372	795,000	1,035,000
Supplemental noncash disclosures:
Transfer from loans to other real estate owned	$134,163	$103,334	$46,000
Adjustment to Apply SAB 108 (see Note 1)	100,000	—	—
Transfer investment securities from held to maturity to available for sale	16,831,272	—	—

See accompanying notes to consolidated financial statements.
National Bancshares Corporation 2006 Annual Report  29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, 2004
NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
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
The Corporation provides financial services through its main and branch offices in Orrville, Ohio, and branch offices in surrounding communities in Wayne, Medina and Stark counties. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are commercial and residential mortgage, commercial and consumer installment loans. Most loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions and federal funds sold. There are no significant concentrations of loans to any one industry or customer. However, the customer’s ability to repay their loans is dependent on the real estate and general economic conditions of this area.
Segments: As noted above, the Corporation provides a broad range of financial services to individuals and companies in northern Ohio. While the Corporation’s chief decision makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the Corporation’s financial service operations are considered by management to be aggregated in one reportable operating segment.
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
Federal bank stock in the consolidated financial statements consists of Federal Reserve Bank and Federal Home Loan Bank stock. These securities are carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.
Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.
Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Corporation’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.
Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.
30     National Bancshares Corporation 2006 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, 2004
NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Mortgage loans held for sale are generally sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the cost allocated to the servicing right. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold. There were no loans held for sale at December 31, 2006 and December 31, 2005.
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
Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.
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
Servicing Rights: Servicing rights represent the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondarily, as to loan type and investor. At December 31, 2006 and 2005, the servicing assets of the Corporation totaled $86,022 and $84,580, respectively, and is included with other assets on the consolidated balance sheets. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment is reported as a valuation allowance, to the extent that fair value is less than the capitalized amount for a grouping.
Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.
Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.
National Bancshares Corporation 2006 Annual Report     31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, 2004
NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
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
The Corporation also has intangible assets associated with a prior branch acquisition, including unidentified intangibles of approximately $86,000 and $115,000 at year-end 2006 and 2005. Management does not believe that this purchase constituted a business combination and therefore is continuing to amortize the unidentified intangible asset.
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
Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.
Loan Commitments and Related Financial Instruments: Financial instruments include off- balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.
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
Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $3,548,000 and $3,633,000 was required to meet regulatory reserve and clearing requirements at year-end 2006 and 2005. These balances do not earn interest.
Dividend Restriction: Banking regulations require maintaining certain capital levels and limit the dividends paid by the Bank to the holding company or by the holding company to shareholders. Dividends paid by the Bank to the holding company are the primary source of funds for dividends by the holding company to its shareholders.
32     National Bancshares Corporation 2006 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, 2004
NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
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
Adoption of New Accounting Standards:

FASB Statement No. 123(R)

Effective January 1, 2006, Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-based Payment, was adopted by the Company. The adoption of this standard did not have a material effect on the Company.
Staff Accounting Bulletin 108:
In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which is effective for fiscal years ending on or after November 15, 2006. SAB No. 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB No. 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB No. 108, are to be recorded upon initial adoption of SAB No. 108. The amount so recorded is shown as a cumulative effect adjustment in opening retained earnings as of January 1, 2006. Included in this cumulative effect adjustment are the following items and amounts:
Deferred Federal Income Taxes: The Company overaccrued federal income tax expense over several prior years. The annual overaccrual that occurred in prior periods was insignificant to any given prior periods’ earnings. The accumulation of these annual overaccruals totaled $100,000 as of January 1, 2006 and resided on the consolidated balance sheet in federal income taxes payable.
Effect of Newly Issued But Not Yet Effective Accounting Standards: New accounting standards, which change the recognition threshold and measurement guidance for tax positions that contain significant uncertainty in 2007, have been issued. The Company has evaluated this new standard and determined it will not have a material effect on the financial statements when adopted in future years.
New accounting standards have also been issued for which the Company has not yet completed its evaluation of the potential effect upon adoption. In general, these standards revise the accounting for derivatives embedded in other financial instruments for 2007, revise the recognition and accounting for servicing of financial assets for 2007, establish a hierarchy about the assumptions used to measure fair value for 2008, revise the accrual of post-retirement benefits associated with providing life insurance for 2008, and revise the accounting for cash surrender value for 2007.
Additionally, a new accounting standard will require the company to record servicing assets at fair value instead of at allocated cost, and thereafter will allow the Corporation to carry new and existing classes of servicing assets at either fair value or amortized original basis, beginning in 2007.
National Bancshares Corporation 2006 Annual Report     33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, 2004
NOTE 2 SECURITIES
The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

	Expiration of Funding Commitments
		Gross	Gross
	Fair Value	Unrealized Gains	Losses

2006
U.S. Government and federal agency	$29,379,878	$68,809	$(225,649)
State and municipal	17,394,676	330,243	(45,312)
Corporate bond and notes	27,269,931	131,836	(440,930)
Mortgage backed	11,955,384	3,806	(78,621)

Total debt securities	$85,999,869	$534,694	$(790,512)

2005
U.S. Government and federal agency	$22,142,375	$26,624	$(282,131)
State and municipal	2,075,355	36,699	(1,929)
Corporate bond and notes	30,722,919	192,861	(462,748)
Mortgage backed	4,898,030	4,599	(75,230)

Total debt securities	59,838,679	260,783	(822,038)
Equity securities	253,234	13,285	(304)

Total	$60,091,913	$274,068	$(822,342)

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

		Gross	Gross
	Carrying Amount	Unrecognized Gains	Unrecognized Losses	Fair Value

2005
State and municipal	$16,917,133	$283,969	$(86,082)	$17,115,020

Sales of available for sale securities were as follows:

	2006	2005	2004

Proceeds	$278,351	$18,664,328	$4,615,918
Gross gains	38,098	355,169	459,992
Gross losses	—	254,268	27,077
Gross gains from calls	5,371	8,134	—

The tax provision related to these net realized gains was $14,779, $37,072 and $147,191, respectively.
34     National Bancshares Corporation 2006 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, 2004
NOTE 2 SECURITIES (Continued)
The fair value of debt securities at year-end 2006 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage backed securities, are shown separately.

Available for Sale Fair Value

Due in one year or less	$7,424,708
Due from one to five years	34,826,627
Due from five to ten years	27,356,106
Due after ten years	4,437,044
Mortgage-backed	11,955,384

Total	$85,999,869

Securities with unrealized losses at year-end 2006 and 2005, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or more		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

2006
Available for sale:
U. S. government and federal agency	$5,031,596	$(33,280)	$13,163,864	$(192,369)	$18,195,460	$(225,649)
State and municipal	1,093,207	(3,233)	3,314,733	(42,079)	4,407,940	(45,312)
Corporate bonds and notes	1,500,245	(10,101)	19,431,193	(430,829)	20,931,438	(440,930)
Mortgage backed	6,237,941	(20,022)	3,388,772	(58,599)	9,626,713	(78,621)

Total temporarily impaired	$13,862,989	$(66,636)	$39,298,562	$(723,876)	$53,161,551	$(790,512)

2005
Available for sale:
U. S. government and federal agency	$14,248,615	$(161,125)	$3,870,640	$(121,006)	$18,119,255	$(282,131)
State and municipal	257,816	(1,929)	—	—	257,816	(1,929)
Corporate bonds and notes	17,490,220	(342,931)	4,091,557	(119,817)	21,581,777	(462,748)
Mortgage backed	4,503,875	(75,230)	—	—	4,503,875	(75,230)
Equity Securities	216,546	(304)	—	—	216,546	(304)

Total temporarily impaired	$36,717,072	$(581,519)	$7,962,197	$(240,823)	$44,679,269	$(822,342)

Held to maturity:
State and municipal	$6,505,193	$(82,865)	$312,918	$(3,217)	$6,818,111	$(86,082)

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
Securities pledged at year-end 2006 and 2005 had carrying values of $25,519,985 and $24,730,999, and were pledged to secure public deposits and repurchase agreements.
National Bancshares Corporation 2006 Annual Report     35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, 2004
NOTE 2 SECURITIES (Continued)
The Corporation transferred all state and municipal investment securities with a carrying value of $16,831,272, previously classified as held to maturity to available for sale as of November 30, 2006. The portfolio was reclassified to available for sale to more effectively manage investment securities and to be in a better position to react to market conditions. On a going forward basis, management does not intend to classify any securities as held to maturity. The unrealized gain on the securities transferred from held to maturity to available for sale totaled $263,344. Due to this transaction, the Corporation’s equity and comprehensive income, net of tax, increased $173,807.
NOTE 3 LOANS
Loans at year-end were as follows:

	2006	2005

Collateralized by real estate:
Commercial	$45,737,347	$47,638,035
Residential	86,651,803	91,591,798
Home equity	19,383,373	19,044,581
Construction	6,078,670	6,440,000

	157,851,193	164,714,414

Other:
Consumer	7,522,087	6,205,096
Commercial	18,518,891	20,045,739
Credit cards	1,520,995	1,405,708
Other	1,609,396	1,565,995

	187,022,562	193,936,952

Unearned and deferred income	(548,111)	(495,705)
Allowance for loan losses	(1,993,077)	(1,902,828)

Total	$184,481,374	$191,538,419

Activity in the allowance for loan losses for the year was as follows:

	2006	2005	2004

Beginning balance	$1,902,828	$1,763,298	$1,603,568
Provision for loan losses	160,000	159,233	177,500
Loans charged-off	(162,053)	(57,594)	(68,762)
Recoveries	92,302	37,891	50,992

Ending balance	$1,993,077	$1,902,828	$1,763,298

36	National Bancshares Corporation 2006 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, 2004
NOTE 3 LOANS (Continued)
Impaired loans were as follows:

	2006	2005

Year-end loans with no allocated allowance for loan losses	$—	$—
Year-end loans with allocated allowance for loan losses	1,731,843	1,177,688
Amount of the allowance for loan losses allocated	415,264	273,438

	2006	2005	2004

Average of impaired loans during the year	$583,849	$366,164	$395,646
Interest income recognized during impairment	1,511	—	190
Cash-basis interest income recognized	1,511	—	190

Loans past due over 90 days and still accruing interest at year-end 2006 and 2005 were $246,631 and $245,111. Nonaccrual loans for the same periods were $2,060,661 and $2,079,373.
NOTE 4 LOANS SERVICING
At year end December 31, 2006 and 2005, there are no loans held for sale.
Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year end are as follows:

	2006	2005

Mortgage loan portfolio serviced for:
FHLMC	$17,203,075	$14,504,735

There were no custodial escrow balances maintained in connection with serviced loans at year-end 2006 and 2005.
Activity for mortgage servicing rights and the related valuation allowance follows:

	2006	2005	2004

Servicing rights:
Beginning of year	$84,580	$25,288	$—
Additions	39,828	77,040	25,809
Amortized to expense	(38,386)	(17,748)	(521)

End of year	$86,022	$84,580	$25,288

National Bancshares Corporation 2006 Annual Report	37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, 2004
NOTE 5 PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2006	2005

Land	$1,588,993	$1,666,971
Buildings	6,063,644	5,687,712
Furniture, fixtures and equipment	4,261,869	4,731,095

	11,914,506	12,085,778
Less: Accumulated depreciation	(6,365,834)	(6,884,567)

	$5,548,672	$5,201,211

Depreciation included in noninterest expense was $446,398, $498,351 and $549,797 in 2006, 2005 and 2004. Rent expense under operating leases included in occupancy was $47,394, $55,539 and $62,337 for the years ended December 31, 2006, 2005 and 2004. Future lease payments are not material
NOTE 6 INTANGIBLE ASSETS
During 2002, the Corporation acquired Peoples Financial Corporation and merged that Company’s banking operations into the Bank. Identified intangible assets totaling $1,791,376 were recognized and have useful lives of 7 to 10 years. Goodwill of $4,722,775 was realized from this transaction.

	2006		2005
	Gross	Accumulated	Gross	Accumulated
	Carrying Amount	Amortization	Carrying Amount	Amortization

Amortized intangible assets:
Core deposit intangibles	$1,063,104	$570,089	$1,063,104	$457,466
Customer relationship intangibles	728,266	416,152	728,266	312,114
Branch acquisition intangible	759,338	673,832	759,338	644,515

Total	$2,550,708	$1,660,073	$2,550,708	$1,414,095

Aggregate amortization expense was $245,978, $249,964 and $267,509 for 2006, 2005 and 2004.
Estimated amortization expense for each of the next five years:

2007	$237,008
2008	231,360
2009	224,928
2010	90,032
2011	86,045

38	National Bancshares Corporation 2006 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, 2004
NOTE 7 DEPOSITS
Year-end deposits were as follows:

	2006	2005

Demand, noninterest-bearing	$44,238,007	$47,143,340
Demand, interest-bearing	54,207,925	50,023,917
Savings	59,018,314	74,048,596
Time, $100,000 and over	14,657,638	12,403,627
Time, other	75,558,813	65,868,341

	$247,680,697	$249,487,821

A summary of time deposits at year-end 2006 by maturity follows:

2007	$66,171,308
2008	18,208,121
2009	3,693,801
2010	2,112,020
2011 and thereafter	31,201

$90,216,451

NOTE 8 FEDERAL HOME LOAN BANK ADVANCES
At year-end, advances from the Federal Home Loan Bank were as follows:

	2006	2005

Maturity in 2010, fixed rate at 6.26%, convertible to variable rate if 3-month LIBOR is at or above predetermined conversion rate level	$1,000,000	$1,000,000
Maturities in 2010 and 2011, fixed rate at 4.93% to 5.79% at December 31 2006, fixed rate at 4.60% to 5.79% at December 31, 2005, convertible to variable if 1-month LIBOR is at or above fixed rate	13,000,000	16,000,000

Total	$14,000,000	$17,000,000

Each advance is payable at its maturity date; advances may be paid prior to maturity subject to a prepayment penalty. As collateral for the advances, the Bank has approximately $78,835,000 and $81,478,000 of first mortgage loans available under a blanket lien arrangement at year-end 2006 and 2005.
Required principal payments are:

	Rate

2010	5.00 to 6.26%	$11,000,000
2011	4.93 to 5.12%	3,000,000

		$14,000,000

National Bancshares Corporation 2006 Annual Report	39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, 2004
NOTE 9 REPURCHASE AGREEMENTS
Repurchase agreements generally mature within thirty days from the transaction date. Information concerning repurchase agreements is summarized as follows:

	2006	2005

Average balance during the year	$6,007,603	$4,100,383
Average interest rate during the year	3.48%	1.88%
Maximum month-end balance during the year	7,901,666	8,918,122
Weighted average rate at year-end	3.63%	2.54%

NOTE 10 BENEFIT PLANS
The Corporation has a 401(k) retirement plan that covers substantially all employees. The plan allows employees to contribute up to a predetermined amount, subject to certain limitations, with the Corporation matching 50% of contributions up to 6% of an employee’s pay. Discretionary contributions may also be made to the plan. Total matching and discretionary contributions made by the Corporation during 2006, 2005 and 2004 amounted to $141,610, $108,901 and $148,398.
The Corporation has an Employee Stock Purchase Incentive Plan for full-time and most part-time employees. Under the Plan, each employee is entitled to receive a cash payment equal to 20% of the purchase price of Corporation common stock acquired by the employee on the open market, up to a maximum of 100 shares per calendar year. Expense recognized in 2006, 2005 and 2004 amounted to $2,536, $4,624 and $7,943.
The Corporation has a director retirement and death benefit plan for the benefit of all members of the Board of Directors. The plan is designed to provide an annual retirement benefit to be paid to each director upon retirement from the Board and attaining age 70. The retirement benefit provided to each director is an annual benefit equal to $1,000 for each year of service on the Board from and after August 24, 1994. In addition, each director has the option of deferring any portion of directors’ fees to a maximum of $5,000 per month until retirement. Interest credited to participant accounts associated with the deferrals was $44,677, $39,459 and $29,736 in 2006, 2005 and 2004. The deferred directors’ fee liability was $547,442 at December 31, 2006 and $481,945 at December 31, 2005. Expense recognized in 2006, 2005 and 2004 for the director retirement and death benefit plan was $167,200, $138,080 and $55,916. The liability related to the plan was $600,685 at December 31, 2006 and $456,485 at December 31, 2005.

40	National Bancshares Corporation 2006 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, 2004
NOTE 11 INCOME TAXES
The components of deferred taxes were as follows:

	2006	2005

Deferred tax assets:
Bad debts	$517,516	$486,832
Deferred loan fees	186,358	168,540
Core deposit intangibles	21,128	28,372
Deferred compensation	390,363	319,066
Non-accrual loan interest income	77,858	46,586
Accrued benefits	80,001	—
Credit card rebate	20,303	—
Unrealized security losses, net	86,978	186,413
Other	—	261

Total	1,380,505	1,236,070

Deferred tax liabilities:
Securities accretion	85,922	47,255
Depreciation	223,391	224,735
Federal Home Loan Bank stock dividends	509,116	463,658
Prepaid expenses	41,740	21,100
Mortgage servicing rights	29,247	28,757
Partnership income	1,709	1,659
Purchase accounting adjustments	369,367	539,450

Total	1,260,492	1,326,614

Net deferred tax asset (liability)	$120,013	$(90,544)

Federal income tax laws provided that the 2002 acquired entity could claim additional bad debt deductions through 1987, totaling $1.9 million. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $646,000 at December 31, 2006. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed.
The components of income tax expense are as follows:

	2006	2005	2004

Currently payable	$447,090	$742,847	$1,001,636
Deferred	(309,902)	(239,499)	(126,348)

Total	$137,098	$503,348	$875,288

The following is a reconciliation of income tax at the federal statutory rate to the effective rate of tax on the financial statements:

	YEARS ENDED DECEMBER 31,
	2006		2005		2004
	Rate	Amount	Rate	Amount	Rate	Amount

Tax at federal statutory rate	34%	$442,338	34%	$885,074	34%	$1,287,250
Tax-exempt income	(20)	(260,843)	(11)	(294,635)	(9)	(319,108)
Other	(3)	(44,397)	(3)	(87,091)	(2)	(92,854)

Income tax expense	11%	$137,098	20%	$503,348	23%	$875,288

National Bancshares Corporation 2006 Annual Report      41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, 2004
NOTE 12 RELATED PARTY TRANSACTIONS
Loans to principal officers, directors, and their affiliates in 2006 were as follows:

Beginning balance	$3,729,292
Effect of changes in composition of related parties	(1,801,495)
New loans	2,302,319
Repayments	(644,397)

Ending balance	$3,585,719

Unused commitments to these related parties totaled $1,249,000 and $6,158,000 at year-end 2006 and 2005. Related party deposits totaled $5,289,000 and $5,732,000 at year-end 2006 and 2005.
The Corporation has minority ownership in a title agency affiliated with a Director resulting in fee income to the Corporation of $19,983, $31,122 and $30,172 for 2006, 2005 and 2004, respectively.
NOTE 13 REGULATORY MATTERS
The Corporation and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Effective March 30, 2006, the Board of Governors of the Federal Reserve System adopted a final rule which increases the asset size threshold from $150 million to $500 million in consolidated assets for determining whether a bank holding company is exempted from the consolidated capital requirements.
Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions, asset growth and expansion are limited and capital restoration plans are required. At year-end 2006 and 2005, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. Management is not aware of any matters after December 31, 2006 that would cause its capital category to change.
42      National Bancshares Corporation 2006 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, 2004
NOTE 13 REGULATORY MATTERS (Continued)
Actual and required capital amounts and ratios are presented below at year-end.

			For Capital		To Be Well Capitalized Under
	Actual		Adequacy Purposes		Prompt Corrective Action Provisions
(Dollars in Thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

2006
Total capital to risk-weighted assets
Bank	$27,770	13.26%	$16,750	8.00%	$20,937	10.00%
Tier 1 capital to risk-weighted assets
Bank	25,777	12.31	8,375	4.00	12,562	6.00
Tier 1 capital to average assets
Bank	25,777	8.57	12,038	4.00	15,047	5.00

2005
Total capital to risk-weighted assets
Consolidated	$31,051	14.45%	$17,187	8.00%	N/A	N/A
Bank	29,261	13.62	17,184	8.00	21,480	10.00%
Tier 1 capital to risk-weighted assets
Consolidated	29,148	13.57	8,593	4.00	N/A	N/A
Bank	27,358	12.74	8,592	4.00	12,888	6.00
Tier 1 capital to average assets
Consolidated	29,148	9.76	11,943	4.00	N/A	N/A
Bank	27,358	9.16	11,941	4.00	14,927	5.00

Dividend Restrictions — The Company’s principal source of funds for dividend payment is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. During 2007 the Bank must obtain regulatory approval to pay dividends to the holding company until 2007 net income exceeds $1,710,397.
NOTE 14 LOAN COMMITMENTS AND RELATED ACTIVITIES
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
Financial instruments with off-balance-sheet risk were as follows at year-end:

	2006	2005

Unused lines of credit	$53,317,225	$44,212,300
Commitments to make loans	6,104,425	11,891,660
Letters of credit	241,800	499,400

Of the above unused lines of credit for 2006, approximately $13,921,400 pertains to fixed-rate commitments and variable-rate commitments account for approximately $45,742,000. At year-end 2005, approximately $7,258,000 of total commitments were fixed-rate and approximately $49,345,000 were variable rate. Rates on fixed rate unused lines of credit ranged from 4.75% to 19.80% at December 31, 2006 and 4.75% to 19.80% at December 31, 2005.
National Bancshares Corporation 2006 Annual Report     43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, 2004
NOTE 15 FAIR VALUES OF FINANCIAL INSTRUMENTS
Carrying amount and estimated fair values of financial instruments were as follows at year-end:

	2006		2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial assets
Cash and cash equivalents	$18,775,348	$18,775,000	$19,765,160	$19,765,000
Securities available for sale	85,999,869	86,000,000	60,091,913	60,092,000
Securities held to maturity	—	—	16,917,133	17,115,000
Federal bank stock	3,120,750	3,121,000	2,987,050	2,987,000
Loans, net	184,481,374	185,718,000	191,538,419	191,599,000
Accrued interest receivable	1,750,327	1,750,000	1,621,306	1,621,000

Financial liabilities
Deposit	(247,680,697)	(247,359,000)	(249,487,821)	(248,655,000)
Short-term borrowings	(8,744,485)	(8,744,000)	(2,952,284)	(2,952,000)
Federal Home Loan Bank advances	(14,000,000)	(13,222,000)	(17,000,000)	(17,531,000)
Accrued interest payable	(1,028,673)	(1,029,000)	(704,306)	(704,000)

The methods and assumptions used to estimate fair value are described as follows.
Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal bank stock, accrued interest receivable and payable, demand and savings deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items, based on the current fees or cost that would be charged to enter into or terminate such arrangements is not material.
44     National Bancshares Corporation 2006 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, 2004
NOTE 16 OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) components and related taxes were as follows.

	2006	2005	2004

Unrealized holding gains (loss) on available-for-sale securities	$72,581	$(1,914,653)	$(1,132,412)
Reclassification adjustment for gains later recognized in income	(43,469)	(109,035)	(432,915)

Net unrealized gains (loss)	29,112	(2,023,688)	(1,565,327)
Unrealized gain on securities transferred from held to maturity to available for sale	263,344	—	—
Tax effect (benefit)	(99,435)	688,054	532,211

Other comprehensive income (loss)	$193,021	$(1,335,634)	$(1,033,116)

Condensed financial statements for National Bancshares Corporation (parent only) are as follows:
NOTE 17 PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
BALANCE SHEETS

	DECEMBER 31,
	2006	2005

Assets
Cash	$3,778,399	$2,118,481
Investment in Bank subsidiary	31,230,086	32,855,390
Securities available for sale	—	36,689
Other assets	29,303	383

Total assets	$35,037,788	$35,010,943

Liabilities and shareholders’ equity
Dividends payable	$357,518	$357,518
Shareholders’ equity	34,680,270	34,653,425

Total liabilities and shareholders’ equity	$35,037,788	$35,010,943

STATEMENTS OF INCOME

	YEARS ENDED DECEMBER 31,
	2006	2005	2004

Income
Dividends from Bank subsidiary	$3,000,000	$2,000,000	$1,500,000
Other dividends	—	—	24,046
Securities gains (loss), net	28,884	(768)	19,909

Total income	3,028,884	1,999,232	1,543,955

Expenses

Miscellaneous expense	(37,894)	(16,119)	(33,965)
Undistributed equity in (distributions in excess of) net income of Bank subsidiary	(1,827,094)	116,697	1,400,750

Net income	$1,163,896	$2,099,810	$2,910,740

National Bancshares Corporation 2006 Annual Report     45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, 2004
NOTE 17 PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)
STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31,
	2006	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,163,896	$2,099,810	$2,910,740
Adjustments to reconcile net income to net cash from operating activities:
Distributions in excess of (equity in undistributed net income) of Bank subsidiary	1,827,094	(116,697)	(1,400,750)
Net security (gains) loss	(28,884)	768	(19,909)
Change in other assets and liabilities	75,597	(4,003)	(899)

Net cash from operating activities	3,037,703	1,979,878	1,489,182

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of securities	52,287	537,982	93,953
Cash received from investment-return of capital	—	7,164	—

Net cash from investing activities	52,287	545,146	93,953

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(1,430,072)	(1,430,072)	(1,340,693)

Net cash from financing activities	(1,430,072)	(1,430,072)	(1,340,693

Net increase in cash	1,659,918	1,094,952	242,442
Cash, beginning of year	2,118,481	1,023,529	781,087

Cash, end of year	$3,778,399	$2,118,481	$1,023,529

46     National Bancshares Corporation 2006 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, 2004
NOTE 18 QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest	Net Interest	Net	Basic and Diluted
	Income	Income	Income	Earnings per share

2006
First quarter	$4,165,700	$2,894,650	$508,120	$0.23
Second quarter	4,186,787	2,721,096	158,940	0.07
Third quarter	4,378,808	2,819,792	302,621	0.14
Fourth quarter	4,425,252	2,725,856	194,215	0.09

2005
First quarter	$3,828,291	$2,964,022	$520,799	$0.23
Second quarter	3,975,548	3,012,758	431,939	0.19
Third quarter	4,035,644	2,958,723	447,916	0.20
Fourth quarter	4,235,712	3,011,303	699,156	0.31

During second quarter 2006, the Corporation reversed $120,244 of interest income related to the recognition of interest income associated with certain non-accrual loans. During the third quarter 2006, the Corporation incurred a charge of $124,087 related to the impairment of property owned. During the fourth quarter 2006, the Corporation incurred a charge of $120,000 related to the allowance for loan loss. This charge was necessary to cover the reserve requirements for various loans that were added to the classified loan list during the quarter. Additionally, during the fourth quarter 2006, the Company incurred expense of $148,858 that related to a severance agreement with the former President and CEO of the Company.
During fourth quarter 2005, the Corporation reversed a portion of the year’s provision for loan loss by $177,267. This reversal reflects an improvement on historical loan losses and an improvement of condition regarding various specific loans.
National Bancshares Corporation 2006 Annual Report     47

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
          Crowe Chizek and Company LLC
          Member Horwath International
Board of Directors and Shareholders
National Bancshares Corporation
Orrville, Ohio
We have audited the accompanying consolidated balance sheets of National Bancshares Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bancshares Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.
As discussed in Note 1, the Company adopted Staff Accounting Bulletin 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” and accordingly adjusted assets and liabilities at the beginning of 2006 with an offsetting adjustment to the opening balance of retained earnings.
Crowe Chizek and Company LLC
Cleveland, Ohio
February 22, 2007
48     National Bancshares Corporation 2006 Annual Report

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN OF NATIONAL BANCSHARES
CORPORATION, S&P 500 STOCK INDEX, AND S&P 500 BANK INDEX
PERFORMANCE GRAPH

	2001	2002	2003	2004	2005	2006

National Bancshares Corp	$100.00	150.17	167.78	196.51	167.85	177.33
S&P 500 Stock Index*	$100.00	77.90	100.25	111.15	116.61	135.03
S&P 500 Banks Index*	$100.00	98.98	125.37	143.44	141.35	164.11

*	National Bancshares is not included in the S&P 500 Bank Index or S&P 500 Stock Index.
National Bancshares Corporation 2006 Annual Report     49

PRICE RANGE OF COMMON STOCK

National Bancshares common stock is traded on the OTC Bulletin Board under the symbol “NBOH.” The OTC Bulletin Board is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter equity securities. A summary of the high and low prices of and cash dividends paid on National Bancshares common stock in 2005 and 2006 follows. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

	High	Low	Dividends Per Share

2006
First Quarter	$22.75	$21.50	.16
Second Quarter	23.10	22.27	.16
Third Quarter	24.35	22.50	.16
Fourth Quarter	24.25	21.75	.16

2005
First Quarter	$29.50	$27.30	.16
Second Quarter	28.50	25.05	.16
Third Quarter	27.45	24.35	.16
Fourth Quarter	24.50	22.25	.16

SHAREHOLDER INFORMATION
Corporate Office
National Bancshares Corporation
112 West Market Street,
PO Box 57 Orrville, OH 44667
www.fnborrville.com
Stock Trading Information
The shares of common stock of National Bancshares Corporation are traded on the OTC Bulletin Board. The ticker symbol for National Bancshares Corporation is “NBOH.” The Corporation had 932 shareholders of Record as of December 31, 2006.
Form 10-K
A copy of the Corporation’s 2006 Annual Report on Form 10-K as filed with the SEC will be furnished free of charge to shareholders upon written request to the Company.
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
50     National Bancshares Corporation 2006 Annual Report

OFFICERS
National Bancshares Corporation
David C. Vernon
President & Chief Executive Officer
Kenneth R. VanSickle
Senior Vice President & Secretary
Marc Valentin, CPA
Senior Vice President & Treasurer
First National Bank
David C. Vernon
President & Chief Executive Officer
Client Services
Paul G. Kubiak
Vice President, Client Services
Paul J. Bayus
Assistant Vice President,
Manager Lodi and Seville Offices
Karen K. Haueter
Assistant Vice President,
Manager Smithville Office
Amanda L. Heffelman
Assistant Vice President,
Manager Midway Office
Dean M. Karhan
Assistant Vice President,
Manager Wooster Offices
Matthew M. Miller
Assistant Vice President,
Manager Kidron Office
Cindy A. Wagner
Assistant Vice President,
Manager Downtown Massillon Office
Susan L. Weygandt
Assistant Vice President,
Manager Mayflower Office
Amberly M. Wolf
Administrative Officer,
Orrville Offices
Laura R. Yoder
Assistant Vice President,
Manager Mt. Eaton Office
Compliance, Human Resources & Security
Tammy L. Starkey
Vice President, Compliance,
Human Resources & Security
Michelle D. Kieffaber
Compliance Officer
Jackie S. Samsa
Assistant Vice President,
Manager of Human Resources
Control
Marc Valentin, CPA
Senior Vice President,
Chief Financial Officer
Angela L. Smith
Assistant Controller
Suzanne M. Hudson
Accounting Officer
Credit Administration
Steve L. Riddick
Vice President,
Senior Credit Officer
Mindy L. Henderson
Collections and Loan Officer
Lending
Kenneth R. VanSickle
Senior Vice President,
Senior Loan Officer
Harold D. Berkey
Vice President,
Commercial Banking
John D. Shultz, Jr.
Vice President,
Commercial Banking
Darrell L. Smucker
Vice President,
Commercial Banking
Kathy J. Barnes
Assistant Vice President,
Mortgage Lending
Scott M. Holmes
Assistant Vice President,
Manager, Mortgage and
Consumer Loan Services
Patricia J. Massaro
Loan Officer
Marketing
Jennifer L. Shankleton
Director of Marketing
Operations
James A. Huntsberger
Vice President,
Operations and Cashier
Janice M. Zacharias
Operations Officer
National Bancshares Corporation 2006 Annual Report     51

FIRST NATIONAL BANK OFFICES
2005 Burbank Road Office in Wooster opened June 30.
Main
112 W. Market St.
P.O. Box 57
Orrville, OH 44667
(330) 682-1010
Northside
1720 N. Main St.
P.O. Box 57
Orrville, OH 44667
(330) 682-2342
West High
1720 N. Main St.
P.O. Box 57
Orrville, OH 44667
(330) 682-2881
Midway
U.S. 30 at Co. Rd.44
P.O. Box 57
Orrville, OH 44667
(330) 264-8070
Lodi
106 Ainsworth St.
P.O. Box 156 Lodi, OH 442554
(330) 948-1414
Dalton
12 W. Main St.
P.O. Box 512
Dalton, OH 44618
(330) 828-2227
Kidron
4950 Kidron Rd.
P.O. Box 46
Kidron, OH 44636
(330) 857-3101
Mt. Eaton
15974 E. Main St.
P.O. Box 285
Mt. Eaton, OH 44659
(330) 857-4301
(330) 359-3105
Seville
121 Greenwich Rd.
Seville, OH 44273
(330) 769-3105
Smithville
153 E. Main St.
P.O. Box 175
Smithville,
OH 44677
(330) 669-2611
Burbank Road
4192 Burbank Rd.
Wooster, OH 44691
(330) 263-5303
Cleveland Road
1725 Cleveland Rd.
P.O. Box 992
Wooster, OH 44691
(330) 263-1725
Downtown Massillon
211 Lincoln Way E.
Massillon, OH 44646
(330) 832-7441
Mayflower
2312 Lincoln Way N.W.
Massillon, OH 44647
(330) 833-1622
Massillon Marketplace
CASH ATM ONLY
(Outer Parking Lot)
51 Massillon Marketplace Dr. S.W.
Orrville, OH 44667
     Printed on recycled paper
     52     National Bancshares Corporation 2006 Annual Report

National Bancshares Corporation

112 West Market Street
Orrvile, OH 44667
(330) 682-1010