Form 10-K, Exhibit 13
period 2007-12-31
NATIONAL BANCSHARES CORP /OH/
filed 2008-03-28
CIK 790362

Exhibit 13
National Bancshares Corporation
Annual Report to Security Holders
for the year ended
December 31, 2007
(See Attached)

TABLE OF CONTENTS

2	Message to Shareholders
3	Financial Highlights
4	Selected Financial Data
6	Management’s Discussion and Analysis of Financial Condition and Results of Operations
25	Consolidated Balance Sheets
26	Consolidated Statements of Income
27	Consolidated Statements of Changes in Shareholders’ Equity
28	Consolidated Statements of Cash Flows
29	Notes to Consolidated Financial Statements December 31, 2007, 2006 and 2005
44	Report of Management on the Company’s Internal Control Over Financial Reporting
45	Report of Independent Registered Public Accounting Firm
46	Comparison of Five-Year Cumulative Total Return of National Bancshares Corporation, S&P 500 Stock Index, and S&P 500 Bank Index
47	Price Range of Common Stock
47	Shareholder Information
48	Officers
49	Directors
49	First National Bank Offices

MESSAGE TO SHAREHOLDERS
Dear Shareholders;
In 2007, significant progress was made toward the goal of returning National Bancshares Corporation to a higher level of profitability. Earnings this past year increased 47% when compared to earnings for 2006. Most of the earnings improvement occurred in the last half of the year, resulting from the implementation of profit improvement programs introduced in June 2007. Income was also positively impacted by a significant reduction in non-interest expenses. The non-interest expense reduction resulted primarily from reduced salary and employee benefits expenses from a 26% reduction in full-time equivalent employees, nearly all of which was accomplished through attrition. For more details on our 2007 financial results please review the financial statements and footnotes contained in this Annual Report.
In addition to the improvement in our financial results, we made progress in strengthening our management team and your Board of Directors. In 2007, we welcomed Victor B. Schantz and John L. Muhlbach Jr. to the Board, two outstanding community leaders who have already made positive contributions to our performance improvement effort. James R. VanSickle joined us as Chief Financial Officer and Thomas M. Fast became our Senior Loan Officer. Paul G. Kubiak assumed additional responsibilities and now oversees Bank Operations and the Banking Offices service delivery system. Steven L. Riddick became our Senior Credit Officer, and has significantly strengthened credit administration. Positive change has taken place in every senior management position.
The results for 2007 represent a good start, but we have just begun. A significant number of improvement opportunities have been identified and we are working diligently to take advantage of each one of them. Of course, it would be inappropriate to suggest that the improvement in 2008 will equal the results achieved in 2007. Nevertheless, it is our goal to achieve continued improvement in our financial results.
At times, it can be frustrating to operate in a market not characterized by robust growth. On the other hand, 2007 served to demonstrate how lucky we are to be serving the stable communities in Wayne, Stark and Medina counties. We are a strong Bank because we are blessed with loyal clients and friends. We are not burdened with any sub-prime loans. We do not have a single variable-rate loan on which the interest is scheduled to increase. Our allowance for loan losses is adequate and we are well-positioned to navigate the current economic downturn.
Despite our positioning however, we will incur a loss on a Summit County commercial real estate loan which was made in March of 2004 and we believe the specific allowance for loan loss allocation related to this credit is adequate as of December 31, 2007. There may also be surprises in 2008 which we cannot predict. There are several reasons, however, for believing that we will successfully navigate our way through the current economic turbulence. First, we are well-capitalized and our asset quality is strong. Second, we have an outstanding Board of Directors. Third, we have a dedicated staff of banking professionals. Fourth, we have loyal clients and friends. Fifth, we have the support of you, our shareholders.
We are faced with a challenging economic environment. More importantly, we have an opportunity to distinguish ourselves by making additional progress as we work to improve our community financial services business. We accept the challenge and we will make every effort to improve this wonderful company. Thank you for your interest in National Bancshares Corporation and First National Bank. We appreciate your support.
David C. Vernon
President and CEO

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
Financial Position
(Dollar amounts in thousands, except per share data)

			Percentage
At December 31,	2007	2006	Change
Total assets	$306,651	$308,358	(0.6)%
Deposits	242,523	247,681	(2.1)%
Loans — net	191,488	184,481	3.8%
Securities	84,514	86,000	(1.7)%
Shareholders’ equity	34,991	34,680	0.9%
Book value per share	15.85	15.52	2.1%

Year ended December 31,
Net interest income	$10,864	$11,161	(2.7)%
Net income	1,711	1,164	47.0%
Cash dividends declared	1,430	1,430	—
Net income per share	0.77	0.52	48.1%
Cash dividends per share	0.64	0.64	—
National Bancshares Corporation is the holding company for First National Bank, a federally chartered national bank formed in Ohio in 1881. First National Bank has thirteen offices in Orrville, Wooster, Dalton, Kidron, Smithville, Apple Creek, Mt. Eaton, Massillon, Lodi and Seville. Additional information is available at www.fnborrville.com.

SELECTED FINANCIAL DATA
(Dollar amounts in thousands, except per share data)

	As of or for the years ended December 31,
	2007	2006	2005	2004	2003
Income statement data:
Interest income	$17,832	$17,157	$16,075	$15,312	$15,044
Interest expense	6,968	5,995	4,128	3,346	3,740
Net interest income	10,864	11,162	11,947	11,966	11,304
Provision for loan losses	147	160	159	178	245
Net interest income after provision for loan losses	10,717	11,002	11,788	11,788	11,059
Noninterest income	1,990	1,653	1,801	1,895	1,532
Noninterest expense	10,500	11,354	10,986	9,897	9,141
Income before income taxes	2,207	1,301	2,603	3,786	3,450
Income taxes	496	137	503	875	807
Net income	1,711	1,164	2,100	2,911	2,643

Balance sheet data:
Cash and due from banks	$11,842	$8,955	$10,985	$11,756	$11,507
Federal funds sold	443	9,820	8,780	6,070	—
Securities	84,514	86,000	77,009	76,327	83,793
Loans, net	191,488	184,481	191,538	196,725	187,056
Deposits	242,523	247,681	249,488	248,522	242,847
Borrowings	26,374	22,744	19,952	21,679	20,141
Shareholders’ equity	34,991	34,680	34,653	35,319	34,805
Total assets	306,651	308,358	306,881	308,425	301,249

Share and per share data:
Net income	$0.77	$0.52	$0.94	$1.30	$1.18
Cash dividends	0.64	0.64	0.64	0.61	0.58
Book value at period end	15.85	15.52	15.51	15.81	15.58
Weighted average number of shares outstanding	2,231,369	2,234,488	2,234,488	2,234,488	2,234,488

Performance ratios:
Return on average equity	4.94%	3.29%	5.90%	8.29%	7.58%
Return on average assets	0.56%	0.38%	0.70%	0.97%	0.90%
Dividend payout percentage	83.58%	122.87%	68.10%	46.83%	49.03%
Efficiency ratio (1)	81.69%	88.60%	79.91%	71.41%	71.21%
Full time equivalent staff	105	132	135	136	133
Average total assets to full time equivalent staff	$2,903	$2,296	$2,234	$2,214	$2,209

Asset quality ratios:
Allowance for loan losses to ending total loans	1.05%	1.07%	0.98%	0.89%	0.85%
Net loan charge-offs to average loans	0.06%	0.03%	0.01%	0.01%	0.13%

Capital ratios:
Average equity to average assets	11.35%	11.66%	11.81%	11.65%	11.86%
Leverage ratio (2)	8.26%	8.57%	9.76%	9.41%	9.04%
Total risk-based capital ratio (2)	12.78%	13.26%	14.45%	13.73%	13.59%

(1)	The efficiency ratio is calculated by dividing noninterest expenses by the sum of net interest income and noninterest income.

(2)	Computed in accordance with Comptroller of the Currency and FDIC guidelines.

SELECTED FINANCIAL DATA
The following table shows quarterly results of operations for 2007 and 2006.

						Basic and
	Interest	Net interest	Provision for	Income before		diluted earnings
	income	income	loan losses	income taxes	Net income	per share
	(Dollar amounts in thousands)
2007
First quarter	$4,352	$2,642	$27	$354	$287	$0.13
Second quarter	4,542	2,758	—	361	314	0.14
Third quarter	4,497	2,741	—	674	507	0.23
Fourth quarter	4,441	2,723	120	818	603	0.27

2006
First quarter	$4,166	$2,895	$—	$612	$508	$0.23
Second quarter	4,187	2,721	—	123	159	0.07
Third quarter	4,379	2,820	40	391	303	0.14
Fourth quarter	4,425	2,726	120	176	194	0.09
The Corporation reduced the amount of full-time equivalent staff from 132 on December 31, 2006 to 105 on December 31, 2007. First National Bank enhanced the deposit and service charge fee structure effective July 1, 2007.
During second quarter 2006, the Corporation reversed $120 of interest income related to the recognition of interest income associated with certain non-accrual loans. During the third quarter 2006, the Corporation incurred a charge of $124 related to the impairment of property owned. During the fourth quarter 2006, the Corporation incurred a charge of $120 related to the allowance for loan loss. This charge was necessary to cover the reserve requirements for various loans that were added to the classified loan list during the quarter. Additionally, during the fourth quarter 2006, the Company incurred expense of $149 that related to a severance agreement with the former President and CEO of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This section of the annual report is intended to assist the reader in evaluating the performance of National Bancshares Corporation for the years ended December 31, 2007, 2006 and 2005. This information should be read in conjunction with the consolidated financial statements and accompanying notes to the financial statements.
Forward Looking Statement
The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. Forward-looking statements can be identified by terminology such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “should,” “will,” “plans,” “potential” and similar words. Forward-looking statements are also statements that are not statements of historical fact. Forward-looking statements necessarily involve risks and uncertainties. They are merely predictive or statements of probabilities, involving known and unknown risks, uncertainties and other factors. If one or more of these risks or uncertainties occurs or if the underlying assumptions prove incorrect, actual results in 2008 and beyond could differ materially from those expressed in or implied by the forward-looking statements.
Forward-looking statements are based upon a variety of estimates and assumptions. The estimates and assumptions involve judgments about a number of things, including future economic, competitive, and financial market conditions and future business decisions. These matters are inherently subject to significant business, economic, and competitive uncertainties, all of which are difficult to predict and many of which are beyond National Bancshares Corporation’s control. Although we believe the estimates and assumptions are reasonable, actual results could vary materially from those shown. Inclusion of forward-looking information does not constitute a representation by National Bancshares Corporation or any other person that the indicated results will be achieved. You are cautioned not to place undue reliance on forward-looking information.
Management Strategy
The Company is a community-oriented financial institution offering a variety of financial services to meet the needs of the communities it serves. The Company attracts deposits from the general public and uses such deposits, together with borrowings and other funds, primarily to originate commercial and commercial real estate loans, single-family and multi-family residential mortgage loans, home equity loans and lines of credit and consumer loans.
During 2007, the Company continued to execute a plan, which was implemented in December 2006. The plan focuses on four critical areas. These areas are first; enhancing services for depositor clients, second; strengthening regulatory compliance, third; enhancing the Company’s ability to originate loan assets and fourth; reducing costs and increasing noninterest income.
Costs reductions have been realized in 2007 through reduced salaries and wages and marketing expenses. Salaries and employee benefits were $5.2 million for the year ended December 31, 2007, a decrease of $0.7 million compared to the year ended December 31, 2006. Almost thirty full-time equivalent positions have been eliminated in 2007 almost entirely through attrition. Marketing expenses were $127 thousand for the year ended December 31, 2007, a decrease of $289 thousand compared to the same period in 2006.
In the first half of 2007, the Company engaged a consulting firm to review the key business processes and procedures of First National Bank. The consulting firm focused primarily on loan and deposit operations and provided their recommendations to management during the second quarter of 2007. The firm identified opportunities to improve operational efficiency and increase noninterest income. Management reviewed the suggestions and implemented a majority of their recommendations. As a result of some of the consulting firm’s findings, the Bank enhanced the deposit and service charge fee structure effective July 1, 2007. Checking account fees were $1,191 thousand for the year ended December 31, 2007, an increase of $206 thousand or 20.9% compared to the year ended December 31, 2006.
Loans, net of allowance for loan losses increased $7.0 million in 2007 and totaled $191.5 million at December 31, 2007. Most of this loan growth has occurred through loan participations purchased from other Ohio financial institutions. The Bank announced the hiring of a senior loan officer in July, 2007. The new senior loan officer has seventeen years of banking experience and is responsible for business development and management of all Bank lending activities.
Office of the Controller of the Currency (“OCC”) regulations requires banks to maintain certain minimum levels of regulatory capital. Additionally, the regulations establish a framework for the classification of banks into five categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Generally, an institution is considered well-capitalized if it has a core (Tier 1) capital ratio of at least 5.0% (based on adjusted total assets); a core (Tier 1) risk-based capital ratio of a least 6.0%; and a total risk-based capital ratio of at least 10.0%. The Bank had capital ratios above the well-capitalized levels at December 31, 2007 and December 31, 2006.
The Company is not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on liquidity, capital resources or operations or any current recommendations by its regulators which would have a material effect if implemented. The Company has not engaged in sub-prime lending activities and does not plan to engage in those activities in the future.
Financial Condition
Total Assets: Total assets decreased by $1.7 million or 0.55% from 2006 to 2007. This decrease is a result of a decrease in cash and cash equivalents of $6.5 million and securities available for sale of $1.5 million, offset by a $7.0 million increase in loans, net of allowance for loan losses.
Loans: Net loans increased by $7.0 million or 3.8% from 2006 to 2007. The loan demand in the Bank’s primary market remains soft. However, the Bank is focusing its efforts on aggressively attracting commercial loan business and continuing to buy loan participations from other Ohio banks (commercial and commercial real estate and consumer loans.) Real estate loans increased by $3.0 million or 1.9%. The increase was caused primarily by increases in commercial real estate loans of $5.7 million, home equity loans of $1.5 million and construction loans of $2.3 million. These increases were offset by a $6.5 million decrease in residential real estate loans. The Bank’s loan portfolio consists of $160.8 million loans secured by real estate, which represents 82.9% of total loans as of December 31, 2007.
First National Bank’s loan policy provides for a loan mix up to 60% of total loans for commercial loans, up to 40% of total loans for consumer loans, up to 60% of total loans for residential real estate loans and up to 200% of total capital for commercial real estate loans. The loan to deposit ratio will not exceed 90%.
Consumer loans increased $4.4 million as of December 31, 2007 compared to December 31, 2006. Consumer loans increased due to the purchase of automobile loans from another Ohio bank. The purchased loans are subject to the same underwriting standards as loans generated in our offices.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Loan portfolio composition at December 31,
	2007		2006		2005		2004		2003
	$	%	$	%	$	%	$	%	$	%
	(Dollar amounts in thousands)
Real estate:
Commercial	$51,463	27%	$45,737	25%	$47,638	25%	$47,081	24%	$39,349	21%
Residential	80,113	41%	86,652	46%	91,592	47%	97,694	49%	101,291	54%
Home equity	20,857	11%	19,383	10%	19,045	10%	18,272	9%	14,008	7%
Construction	8,367	4%	6,079	3%	6,440	3%	6,327	3%	5,132	3%

	160,800	83%	157,851	84%	164,715	85%	169,374	85%	159,780	85%
Other:
Consumer	11,988	6%	7,522	4%	6,205	3%	5,386	3%	4,829	3%
Commercial	17,552	9%	18,519	10%	20,046	10%	21,197	10%	21,375	11%
Credit Cards — unsecured	1,614	1%	1,521	1%	1,406	1%	1,362	1%	1,264	0%
Other	1,987	1%	1,609	1%	1,566	1%	1,675	1%	1,821	1%

Total Loans	$193,941	100%	$187,022	100%	$193,938	100%	$198,994	100%	$189,069	100%
Less:
Unearned and deferred income	(425)		(548)		(496)		(505)		(409)
Allowance for loan losses	(2,028)		(1,993)		(1,903)		(1,763)		(1,604)

Net loans	$191,488		$184,481		$191,539		$196,726		$187,056

Net loans as a percent of total assets	62.45%		59.83%		62.41%		63.78%		62.09%
In 2007, total agricultural loans decreased by $1.1 million to $4.3 million. $3.4 million of that amount consists of loans collateralized by farmland, which is included in the $51.5 million commercial loans secured by real estate. The remainder, $900 thousand, consists of loans for agricultural production and other loans to farmers, and that figure is included in the $17.6 million figure for commercial loans (not collateralized by real estate). Ranked by Standard Industry Classification — or SIC — codes, the industries most represented by First National Bank’s commercial borrowers includes lessors of residential buildings and dwellings and lessors of non-residential buildings, in that order, accounting for 7.9% and 6.3% of the total loans at year-end 2007, respectively.
Approximately 52% of the conventional mortgage loans secured by 1-4 family real estate are long term fixed interest rate loans. The majority of loans added to First National Bank’s portfolio, by the 2002 acquisition of Peoples Federal, were fixed- rate residential mortgage loans, but the number of such loans has declined since the merger as the fixed-rate mortgages have been refinanced or paid off. Approximately 48% of the portfolio of conventional mortgage loans secured by 1-4 family and multifamily real estate at year-end 2007 consisted of adjustable rate loans. First National Bank’s fixed-rate conventional mortgage loans are originated with loan documentation that permits their sale in the secondary market. The Bank’s policy is to classify all fixed rate mortgage loans as ‘Held for Sale” or “Held for Portfolio” at the time the loans are originated within various scenarios and classifications set by the Bank. The classification is based upon several factors such as the Bank’s interest rate risk position, the loan’s interest rate and term, the Bank’s liquidity position, the interest rate environment and general economic conditions.
The First National Bank has not engaged in the practice of originating sub-prime loans. As of December 31, 2007, the Bank does not have a single variable-rate loan on which the interest is scheduled to increase.

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
Loans Analyzed Individually. Determining the loan loss allowance begins with the Bank’s assessment of credit risk for loans analyzed individually. Individual loans are assigned credit-risk grades based on the Bank’s assessment of conditions affecting a borrower’s ability to satisfy its contractual obligation under the loan agreement. The assessment process includes reviewing a borrower’s current financial information, historical payment experience, credit documentation, public information, and other information specific to each borrower. Loans reviewed individually are reviewed at least annually or more frequently if management becomes aware of information affecting a borrower’s ability to fulfill its obligation. All loans over $200 thousand or to customers whose aggregate total borrowing exceeds $200 thousand are reviewed individually, except for first mortgage loans on a borrower’s personal residence. Loans or customers with balances under $200 thousand may also be reviewed individually if considered necessary by the board and management. All commercial lending relationships over $200 thousand are ranked according to risk at least annually. Risk rankings also change at any point during the year if the creditworthiness of a borrower changes. In addition, risk ratings are reviewed annually by a qualified independent third party. The independent third party reviews all aggregate loan relationships of $500 thousand or greater are reviewed along with a sampling of loan relationships between $200 thousand and $500 thousand. Loans analyzed individually are ranked as follows —
Loan Grade 1, 2, 3 and 4 loans are loans that are considered satisfactory, with lower than average risk and low probability of serious financial deterioration on the borrower’s part.
Loan Grade 5 (“Watch”) loans are performing according to the terms of the loan agreement but that nevertheless require enhanced management supervision because of factors such as an unusual payment history or a deterioration in the borrower’s financial condition.
Loan Grade 6 (“Special-Mention”) loans have more than average risk, with identified potential weaknesses that deserve management’s close attention. Left uncorrected, the potential weaknesses could result in deterioration of repayment prospects. In the case of a commercial borrower, for example, potential weaknesses could include adverse trends in the borrower’s operations or adverse economic or market conditions that could affect the borrower in the future.
Loan Grade 7 (“Substandard”) loans are inadequately protected by the current financial condition and paying capacity of the borrower or by the collateral securing the loan. Substandard loans have a well-defined weakness or weaknesses jeopardizing collection of the debt in full, with a distinct possibility of loss if the weakness or weaknesses are not corrected. Loans may be classified substandard even if payments are not 90 days or more past due. Loans 90 days or more past due are classified as substandard or lower unless the loan is adequately collateralized and in the process of collection.
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
Loan Grade 9 (“Loss”) are those considered uncollectible or portions of loans that are considered uncollectable are given a loan grade of 9, Loss and charged off.
If it is probable that the Bank will be unable to collect all principal and interest due on a commercial or non-homogenous loan — and that the loan is therefore impaired — management measures the amount of impairment using the loan’s expected future cash flows (discounted at the loan’s effective interest rate), or the fair value of the underlying collateral if loan repayment is expected to come from the sale or operation of the collateral. First National Bank considers larger loans ranked nonaccrual, doubtful or loss to be impaired. Substandard, special mention, and watch loans are not considered to be impaired. Impairment is evaluated in total for smaller-balance loans of similar type and purpose — such as residential mortgage, consumer, and credit card loans — and on an individual loan basis for other loans (other loans consists of loans to non-profit organizations and loans collateralized with cash). If a loan is impaired, a portion of the loan loss allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Increases in the allowance for loan losses are made by expensing a provision for loan losses. No specific provision for loan losses expense would result if an individually reviewed loan is graded higher than “watch”, but such loans are included in the pools of loans analyzed under SFAS 5. Loans classified special mention or substandard, and smaller-balance loans classified doubtful are assigned a provision based upon a historical migration analysis performed on classified loans. The migration analysis identifies the percentage of classified loans by category that has historically been ultimately charged-off. The migration percentages are reviewed and adjusted by management to reflect various factors such as the growth and change in mix of the loan portfolio and the

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
regulator’s guidelines. Loans ranked loss are charged off in their entirety because at that point the unconfirmed loss that the loan loss allowance is intended to approximate is considered to be confirmed.
As of December 31, 2007, 2006, and 2005 classified assets were as follows —

	Classified assets at December 31,
	2007		2006		2005
		Percent of		Percent of		Percent of
	Amount	total loans	Amount	total loans	Amount	total loans
	(Dollar amounts in thousands)
Classified Loans:
Special mention	$401	0.2%	$6,476	3.5%	$5,422	2.8%
Substandard	$4,839	2.5%	$5,350	2.9%	$4,838	2.5%
Doubtful	$79	0.0%	$161	0.0%	$1,186	0.6%
Loss	$—	0.0%	$152	0.0%	$—	0.0%
Total classified loans	$5,319	2.7%	$12,139	6.5%	$11,446	5.9%
Other classified assets	$—	0.0%	$—	0.0%	$—	0.0%
Total classified assets	$5,319	2.7%	$12,139	6.5%	$11,446	5.9%
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
Changes in the Allowance for Loan Losses and Classified Assets. A proper loan review function is vital to establishment of an appropriate loan loss allowance. Loan officers and the Bank’s credit analysts are responsible for the assignment of risk ratings for loans reviewed individually. Each quarter, a committee consisting of the Bank’s Chief Financial Officer and Senior Credit Officer, evaluates the loan loss allowance and reports the results of its evaluation to senior management and the Bank’s board. The Bank adjusts its loan loss allowance methodologies retrospectively as well, making adjustments in its estimates and assumptions as necessary to account for variances of estimated loan losses from actual loan loss experience. The Bank’s determination about classification of its assets and the amount of its allowances is subject to review by the Office of the Comptroller of the Currency (OCC), which may order the establishment of additional loss allowances.
First National Bank’s allowance for loan losses to total loans was 1.05% for 2007. This is a decrease of 1.9% when compared to 2006. In 2006, the percentage of the allowance for loan losses to total loans was 1.07%. This represents a 9.2% increase over 2005. In 2007, total classified loans decreased substantially from $12,139 to $5,319 or 56.2% despite a $7.0 million increase in total net loans. Classified loans decreased due to the repayment of classified loans, and increases in loan grades due to the improved financial performance of borrowers.
Loan review and monitoring is vital to establishment of an appropriate loan loss allowance and to proper credit administration and risk management. In order to minimize the credit risk inherent in the lending process, management and the Board has adopted a more formal and systematic approach with credit administration and loan review. As part of this systematic approach, in both 2006 and 2007, a qualified independent third party was engaged to perform loan reviews. Management intends to continue this practice on an annual basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Loans deemed uncollectible are charged against the allowance for loan losses. After a loan is charged off, the Bank continues to recover the loss. Recoveries of previously charged-off amounts are credited to the allowance for loan losses. Transactions in the allowance for loan losses are summarized in following table.

	Year ended December 31,
	2007	2006	2005	2004	2003
	(Dollar amounts in thousands)
Balance, beginning of period	$1,993	$1,903	$1,763	$1,604	$1,604
Loans charged off:
Collateralized by real estate:
Commercial	—	39	—	—	—
Residential	12	42	—	24	—
Home equity	—	—	—	—	—
Construction	—	—	—	—	—
Consumer	72	43	8	25	10
Commercial	67	17	33	—	237
Credit cards	—	21	16	20	20
Other	—	—	—	—	—

Total loans charged off	151	162	57	69	267
Recoveries of loans previously charged off:
Collateralized by real estate:
Commercial	—	—	—	—	—
Residential	1	14	—	—	—
Home equity	—	—	—	—	—
Construction	—	55	32	—	—
Consumer	37	16	5	1	9
Commercial	—	1	1	41	7
Credit cards	1	6	—	8	6
Other	—	—	—	—	—

Total recoveries	39	92	38	50	22

Net loans recovered (charged off)	(112)	(70)	(19)	(19)	(245)
Provision charged to operations	147	160	159	178	245

Balance, end of period	$2,028	$1,993	$1,903	$1,763	$1,604

Loans outstanding:
Average	$187,888	$186,146	$197,064	$194,032	$187,180
End of period	193,941	187,022	193,937	198,993	189,068
Ratio of allowance for loan losses to total loans outstanding at end of period	1.05%	1.07%	0.98%	0.89%	0.85%
Net recoveries (charge offs) to average loans	(0.06)%	(0.04)%	(0.01)%	(0.01)%	(0.13)%
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Allocation of the allowance for loan losses at December 31,
		2007		2006		2005		2004		2003
		Percent of		Percent of		Percent of		Percent of		Percent of
		loans in each		loans in each		loans in each		loans in each		loans in each
		category to		category to		category to		category to		category to
	Amount	total loans	Amount	total loans	Amount	total loans	Amount	total loans	Amount	total loans
				(Dollar amounts in thousands)
Real estate:
Commercial	$779	27%	$654	25%	$720	25%	$373	24%	$463	21%
Residential	321	41%	88	46%	186	47%	114	49%	57	54%
Home equity	115	11%	9	10%	8	10%	13	9%	6	7%
Construction	—	4%	—	3%	—	3%	—	3%	—	3%
Consumer	116	6%	89	4%	40	3%	16	3%	8	3%
Commercial	552	9%	1,064	10%	826	10%	1,227	10%	964	11%
Credit cards	48	1%	31	1%	47	1%	21	1%	22	0%
Other	—	1%	58	1%	76	1%	—	1%	—	1%
Unallocated	97	N/A	—	N/A	—	N/A	—	N/A	85	N/A

Total	$2,028	100%	$1,993	100%	$1,903	100%	$1,764	100%	$1,605	100%

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

	Problem assets at December 31,
	2007	2006	2005	2004	2003
	(Dollar amounts in thousands)
Real estate:
Commercial:
Non-accrual	$2,106	$454	$—	$—	$—
Past due 90 days or more	—	—	—	—	—
Residential:
Non-accrual	209	223	599	395	568
Past due 90 days or more	142	217	198	52	29
Home equity:
Non-accrual	—	8	5	—	—
Past due 90 days or more	9	—	—	—	23
Construction:
Non-accrual	—	276	—	125	125
Past due 90 days or more	—	—	—	—	—
Not collateralized by real estate:
Consumer:
Non-accrual	—	—	4	8	—
Past due 90 days or more	1	8	5	4	—
Commercial:
Non-accrual	330	1,100	1,472	899	678
Past due 90 days or more	—	22	36	—	—
Credit cards:
Non-accrual	—	—	—	—	9
Past due 90 days or more	6	—	6	—	—

Total nonperforming loans	2,803	2,308	2,325	1,483	1,432
Other real estate owned	194	103	103	46	—

Total nonperforming assets	$2,997	$2,411	$2,428	$1,529	$1,432

Loans outstanding, net	$191,488	$184,481	$191,538	$196,725	$187,056
Nonperforming loans to total net loans	1.46%	1.25%	1.21%	0.75%	0.77%
Nonperforming assets to total assets	0.98%	0.78%	0.79%	0.50%	0.48%
Allowance for loan losses to total loans	1.05%	1.07%	0.98%	0.89%	0.85%
Allowance for loan losses to nonperforming loans	72.35%	86.38%	81.86%	118.88%	112.01%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Securities: Total securities decreased $1.5 million or 1.7% at December 31, 2007 when compared to December 31, 2006. The Bank actively purchases bonds issued by local municipalities, school systems, and other public entities when opportunities arise. Other securities are primarily comprised of mortgage backed securities, municipal securities and securities issued by corporations. Securities are classified either as held to maturity or as available for sale. The Bank does not hold any securities for trading purposes. If management has the intent and the Bank has the ability at the time of purchase to hold a security until maturity or on a long-term basis, the security is classified as held-to-maturity and it is reflected on the balance sheet at amortized cost. Securities to be held for indefinite periods and not intended to be held to maturity or on a long-term basis are classified as available-for-sale, and they are reflected on the balance sheet at their market value. Management generally believes that all securities should be classified as available-for-sale but makes that determination at the time of purchase. In order to more effectively manage securities and to be in a better position to react to market conditions, at December 31, 2007, all securities are classified as available for sale. At year-end 2007 and 2006 there was no single issuer of securities where the total book value of such securities exceeded 10% of shareholders’ equity except for US government and agency obligations.
The following table shows the amortized cost and estimated fair values of the corporation’s securities portfolio at the date indicated.

		Gross	Gross
	Amortized cost	unrealized gains	unrealized losses	Fair value
		(Dollar amounts in thousands)
December 31, 2007
Available for sale:
U.S. Government and federal agency	$10,107	$161	$—	$10,268
State and municipal	15,786	295	(13)	16,068
Corporate bonds and notes	17,864	26	(295)	17,595
Mortgage backed	40,310	294	(21)	40,583

Total securities	$84,067	$776	$(329)	$84,514

December 31, 2006
Available for sale:
U.S. Government and federal agency	$29,537	$69	$(226)	$29,380
State and municipal	17,110	330	(45)	17,395
Corporate bonds and notes	27,579	132	(441)	27,270
Mortgage backed	12,030	4	(79)	11,955

Total securities	$86,256	$535	$(791)	$86,000

December 31, 2005
Available for sale:
U.S. Government and federal agency	$22,398	$26	$(282)	$22,142
State and municipal	2,040	37	(2)	2,075
Corporate bonds and notes	30,993	193	(463)	30,723
Mortgage backed	4,969	5	(75)	4,899
Equity securities	240	13	—	253

Total available for sale	60,640	274	(822)	60,092
Held to maturity:
State and municipal	16,917	284	(86)	17,115

Total securities	$77,557	$558	$(908)	$77,207

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The contractual maturity of securities available for sale at December 31, 2007 is shown below.

	One year	More than one	More than five	More than
	or less	to five years	to ten years	ten years	Total securities
	Carrying value	Carrying value	Carrying value	Carrying value	Carrying value	Market
	Average yield	Average yield	Average yield	Average yield	Average yield	value
	(Dollar amounts in thousands)
U.S. Government and federal agency	$3,002	$3,024	$4,242	$—	$10,268	$10,268
	4.81%	4.89%	4.23%		4.59%
State and municipal	278	4,747	5,335	5,708	16,068	16,068
	3.72%	4.09%	4.21%	4.28%	4.19%
Corporate bonds and notes	9,470	6,374	1,751	—	17,595	17,595
	5.04%	4.43%	4.45%		4.76%
Mortgage-backed	—	1,917	13,402	25,264	40,583	40,583
		5.66%	5.18%	5.15%	5.18%
Total securities	$12,750	$16,062	$24,730	$30,972	$84,514	$84,514
	4.96%	4.56%	4.76%	4.99%	4.83%
Restricted Equity Securities: As of December 31, 2007, the Bank held 23,888 shares of $100 par value Federal Home Loan Bank of Cincinnati stock, which are restricted-equity securities. FHLB stock represents an equity interest in the FHLB, but it does not have a readily determinable market value. The stock can be sold at its par value only, and only to the FHLB or to another member institution. Member institutions are required to maintain a minimum stock investment in the FHLB, based on total assets, total mortgages, and total mortgage-backed securities.
Total Liabilities: Total liabilities decreased by $2.0 million or 0.74% from 2006 to 2007. This decrease is primarily a result of a $5.0 million decrease in interest-bearing deposits, offset by an increase of $3.0 million in Federal Home Loan Bank advances.
Deposits: Deposits decreased during 2007 by $5.2 million or 2.1%. The decrease is attributed to a decline in savings accounts and time deposits. These declines were partially offset by increases in interest-bearing demand deposits. First National Bank’s savings accounts include passbook and statement savings, as well as preferred savings accounts, which are tiered to pay higher rates for higher balances. First National Bank has not solicited brokered deposits. Savings accounts decreased by $5.5 million or 9.3% from the end of 2006 to the end of 2007. This was primarily due to customer fund movement to higher yielding money market type demand accounts. Time deposits decreased by $10.3 million or 11.4%. This decrease is a result of the success of our premium money market demand account and management’s decision to maintain a reasonable time deposit rate structure. Interest-bearing demand deposits, which include negotiable order of withdrawal accounts and money market demand accounts, increased $10.4 million or 19.2% during 2007. Much of the increase in this category is attributed to continued increased interest rates in the money market demand account and the success of our premium money market demand account.

FINANCIAL REVIEW

	Maturity of time deposits of $100,000 or more at December 31, 2007
	(Dollar amounts in thousands)
Time Remaining to Maturity	Amount	Percent of Total
Three months or less	$3,034	23.8%
Over three through 12 months	6,944	54.6%
Over one year through 3 years	2,527	19.9%
Over 3 years	220	1.7%

Total	$12,725	100.0%
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
The most liquid assets are cash and cash equivalents, which at year-end 2007 consisted of $11.8 million in cash and due from banks and $0.4 million in federal funds sold. At year-end 2006 cash and cash equivalents consisted of $9.0 million in cash and due from banks and $9.8 million in federal funds sold. Federal funds sold are overnight investments with correspondent banks, an investment and liquidity tool used to maximize earning assets. Investment securities classified as available for sale that are not pledged are another source of liquidity. We consider the Bank’s loans-to-deposits ratio to assess liquidity, seeking to cap the ratio of loans to deposits at 100%. The ratio of total loans to deposits at year-end 2007 was 79.0%. At the end of 2007 the fair value of securities available for sale was approximately $84.5 million, while the total carrying value of securities pledged was approximately $24.7 million, representing securities pledged to secure public deposits and repurchase agreements.
Operating activities, as described in the Consolidated Statements of Cash Flows in the attached consolidated financial statements, shows net cash provided of $1.8 million in 2007, $2.4 million in 2006 and $3.3 million in 2005, generated principally from net income in those years. The Bank reported the $1.8 million in originations and proceeds from sales of mortgage loans held for sale as operating activities in 2007.
Investing activities, as described in the Consolidated Statements of Cash Flows in the attached consolidated financial statements, consist primarily of loan originations and repayments, along with investment securities purchases, sales and maturities. In 2007, net cash used in investing activities was $4.9 million. The increase in loans over the year and the purchase of loans generated a $7.2 million use of cash. Net proceeds from activity in securities available for sale was $2.3 million in 2007. During 2007, management sold $22.7 million of callable securities and corporate bonds. The proceeds from those sales were used to purchase “bullet substitute” discount agency mortgage backed securities with shorter duration than the securities sold and seasoned 15 and 20 year discount agency mortgage backed securities. Bullet substitute mortgage backed securities exhibit greater positive convexity than other structures of mortgage backed securities and more stable cash flows in the form of much lower extension risk. In 2006, as interest rates continued to increase we experienced a decline in loans. Overall, net cash used in investing activities was $2.9 million, as net loan pay downs resulted in a $6.7 million source of cash and net securities purchased resulted in an $8.8 million use of cash. Additionally, capital expenditures resulted in a use of cash, in the amount of $918 thousand, primarily for the cost associated with replacing our existing office with our new office in Kidron, Ohio. In 2005, net cash from investing activities was $800 thousand and funds from the decline in loans were used to purchase additional investment securities. The net pay down for loans provided a $4.8 million source of cash, while net security purchases resulted in a $1.7 million use of cash and capital expenditures, primarily for the purchase of our Burbank Road Office, used $1.3 million in cash.
Financing activities, as described in the Consolidated Statements of Cash Flows in the attached consolidated financial statements, includes the solicitation and repayment of customer deposits, borrowings and repayments, treasury stock activity, and the payment of dividends. At December 31, 2007, the Bank had $17 million of borrowings outstanding with the Federal Home Loan Bank (FHLB) of Cincinnati, maturing in the years 2009, 2010 and 2011. This amount represents a $3.0 million increase from the $14.0 million that was owed at the end of 2006. First National Bank has approximately $71.4 million available in short-term funding arrangements with its correspondent banks and the FHLB. Additional information concerning FHLB borrowings and bank obligations under repurchase agreements is contained in Notes 8 and 9 of the consolidated financial statements of National Bancshares. The outstanding balances and related information about short-term borrowings, which consists almost entirely of securities sold under agreements to repurchase are summarized as follows —

	Year Ended December 31
	2007	2006	2005
	(Dollar amounts in thousands)
Balance at year end	$8,831	$7,902	$2,360
Average balance outstanding	8,642	6,008	4,100
Maximum month-end balance	10,956	7,902	8,918
Weighted-average rate at year end	2.85%	3.63%	2.54%
Weighted-average rate during the year	3.86%	3.48%	1.88%
The Bank is subject to federal regulations imposing minimum capital requirements. Total risk-based capital, tier I risk-based capital, and tier I leverage capital ratios are monitored to assure compliance with regulatory capital requirements. At December 31, 2007, the Bank exceeded minimum risk-based and leverage capital ratio requirements. The Bank’s ratio of total capital to risk-based assets was 12.78% on December 31, 2007. The minimum required ratio is 8%. Additional information concerning capital ratios at year-end 2007 and 2006 is contained in Note 13 of the consolidated financial statements.
Contractual Obligations: As discussed in the notes to National Bancshares’ consolidated financial statements, obligations exist to make payments under contracts, including borrowings. At December 31, 2007, the aggregate contractual obligations are outlined below —

	Payment due by period
	(Dollar amounts in thousands)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Time deposits	$79,892	$55,518	$22,830	$1,544	$—
Long-term obligations	17,000	—	14,000	3,000	—
Information system contract obligations	975	780	195	—	—
Operating lease obligations	41	16	25	—	—

Total	$97,908	$56,314	$37,050	$4,544	$—

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Off-Balance Sheet and Contingent Liabilities: Financial instruments, such as loan commitments, credit lines, and letters of credit are issued to satisfy customers’ financing needs. Ordinarily having fixed expiration dates, these commitments are agreements to provide credit or to support the credit of others, as long as conditions established in the contracts are satisfied. Off-balance-sheet risk in the form of potential credit loss exists up to the face amount of these instruments, although we do not expect losses. Since these commitments are viewed as loans, the same credit policies used for loans are used to evaluate making the commitments. These funding commitments by expiration period were as follows at year-end 2007:

	Expiration of funding commitments
	One year and less	Over one year	Total
	(Dollar amounts in thousands)
Unused loan commitments	$22,253	$33,824	$56,077
Commitment to make loans	6,723	—	6,723
Letters of credit	157	—	157

Total	$29,133	$33,824	$62,957
Of the unused loan commitments, $9.3 million are fixed-rate commitments and $53.7 million are variable-rate commitments. Rates on unused fixed-rate loan commitments range from 5.75% to 16.90%. The funding commitments shown in the table above do not necessarily represent future cash requirements since experience demonstrates that a large percentage of funding commitments expire unused or partially used.
The Bank is required by regulations of the Federal Reserve Board to maintain cash reserves on hand or on deposit with the Federal Reserve Bank. Reserve requirements vary according to the amount of a Bank’s transaction accounts, checking accounts principally. Reserve balances do not earn interest. First National Bank was required to maintain cash reserve balances with the Federal Reserve Bank of $3.5 million at year-end 2007 and $3.5 million at year-end 2006.
The Bank sells loans it originates, particularly conventional fixed-rate residential mortgage loans. The loans are sold without recourse. The Bank has retained mortgage-servicing rights on approximately $17.6 million of residential mortgage loans sold.
Shareholders’ Equity: The $311 thousand or 0.9% increase in shareholders’ equity from year-end 2006 to year-end 2007 was caused by an increase in accumulated other comprehensive income, which results from improvement in the market value of investments available for sale and earnings greater than the dividend payout. These increases were partially offset by the purchase of 27,103 shares of National Bancshares common stock for $434 thousand in 2007. Accumulated other comprehensive income represents the unrealized appreciation or depreciation (net of taxes) in the market value of securities available for sale. Interest rate volatility, economic and interest rate conditions could cause material fluctuations in accumulated other comprehensive income. The dividend payout ratio for 2007 is 83.58% versus 122.9% in 2006.
National Bancshares is dependent on the Bank for earnings and funds necessary to pay dividends, and the payment of dividends, by the Bank to National Bancshares, is subject to bank regulatory restrictions. According to the National Bank Act and Office of the Comptroller of the Currency (OCC) Rule 5.64, a national bank may never pay a cash dividend without advance OCC approval if the amount of the dividend exceeds retained net income for the year and for the two preceding years (after any required transfers to surplus). In December 2007, the Bank paid a dividend to National Bancshares in the amount of $3.0 million. During 2008, the Bank could, without prior approval, declare dividends no greater than 2008 net profits retained to the date of dividend declaration.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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
Interest rate risk is the result of such risks as repricing risk, option risk, and basis risk. Repricing risk is caused by the differences in the maturity, or repricing, of assets and liabilities. Most residential mortgage and consumer loans give consumers the right to prepay with little or no prepayment penalty, and because of competitive pressures it may not be advisable to enforce prepayment penalties on commercial loans. First National Bank’s fixed-rate conventional mortgage loans are originated with loan documentation that permit such loans to be sold in the secondary market and the Bank’s policy is to classify these loans as “Held for Sale” or “Held in Portfolio” at the time the loans are originated based on such factors as the Bank’s liquidity position, interest rate environment and general economic conditions. The option a borrower has to prepay a loan is similar to the option a depositor has to make an early withdrawal from a deposit account. This form of embedded option, which gives the customer the opportunity to benefit when interest rates change in their favor, ordinarily occurs at the Bank’s expense in the form of higher interest expense or lower interest income. Although residential mortgage loans tend to have lower credit risk than other types of loans, they tend also to have higher option risk because of the borrower’s option to prepay the loan and interest rate risk because of the longer term associated with residential mortgage loans. Option risk in the form of prepayments also affects the value of mortgage-backed securities.
Basis risk refers to the potential for changes in the underlying relationship between market rates and indices, used to price interest earning assets and interest bearing liabilities, which can result in a narrowing or widening of the interest rate spread on interest bearing assets or liabilities. Basis risk exists in Bank administered liabilities, such as NOW accounts, savings accounts, and money market accounts, where historical pricing relationships are affected by market factors such as, for example, competing financial institutions paying above market interest rates in order to capture market share, which temporarily may cause the rates for such liabilities to artificially rise above what would be considered a more normal interest rate level. Basis risk also exists in asset pricing which can occur because of below market pricing from competing financial institutions or other factors such as the rise in mortgage loan interest rates during the latter part of 2007, caused by a deterioration in the market for mortgage loans, even though the interest rate on Treasury securities and prime based loans was falling.
Economic Value of Equity
The economic value of equity, (EVE), is the difference between the net present value of the assets and the net present value of liabilities. EVE can be thought of as the liquidation value of the Bank on the date the calculation is made. Calculating EVE involves using a discount rate to calculate the net present value of assets and liabilities after making assumptions about the duration of assets and liabilities. As interest rates change, the discount rate changes and the change in interest rates effects the duration of assets and liabilities. If interest rates fall, for example, the duration of loans shortens since borrowers tend to prepay by refinancing their loan. Conversely the duration of loans increases if interest rates rise since borrowers are inclined to hold on to the favorable rate they were able to obtain in the lower interest rate environment.
In 2007, the Board of Directors adopted revised limits on a decline in the economic value of equity (EVE) and earnings at risk (EAR) given changes in interest rates. These limits are that EVE shall not decline by more than 10%, 20% and 30% given a 1%, 2% and 3% increase or decrease in interest rates respectively and that EAR shall not be greater than 8%, 16% or 24% given a 1%, 2% or 3% increase or decrease in interest rates respectively. The following illustrates our equity at risk in the economic value of equity model.

December 31, 2007

Basis Point Change in Rates	+300 bp	+200 bp	+100 bp	-100 bp	-200 bp	-300 bp

Increase (decrease) in EVE	(16.6)%	(9.8)%	(4.9)%	0.6%	(0.5)%	(2.2)%
The Bank is in compliance with the interest rate risk policy limits related to EVE as of December 31, 2007.
Earnings at Risk
Earnings at risk, is the amount by which net interest income will be affected given a change in interest rates. The interest income and interest expense for each category of earning assets and interest bearing liabilities is recalculated after making up and down assumptions about the change in interest rates. Changes In prepayment speeds and repricing speeds are also taken into account when computing earnings at risk given a change in interest rates.
The following illustrates the effect on earnings or EAR given rate increases of 100 to 300 basis points and decreases in interest rates of 100 to 300 basis points.

December 31, 2007

Basis Point Change in Rates	+300 bp	+200 bp	+100 bp	-100 bp	-200 bp	-300 bp

Increase (decrease) in Earnings	6.4%	5.5%	3.9%	(7.1)%	(6.6)%	(14.1)%
The Bank is in compliance with the interest rate risk policy limits related to EAR as of December 31, 2007.
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
Interest rates change daily on federal funds purchased and sold. Federal funds are therefore the most sensitive to the market and have the most stable fair values. Loans and deposits tied to indices such as LIBOR or the prime rate also exhibit stable fair values.
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
Management attempts to maintain consistent net interest income and net income while managing interest rate risk within Board approved policy limits. Evaluating the Bank’s exposure to changes in interest rates is the responsibility of Bank management which reports directly to the Board of Directors. Bank management assesses both the adequacy of the management process used to control interest rate risk and the quantitative level of exposure, monitoring and managing interest rate risk to control the effect of changing interest rates on net interest income and net income. Evaluating the quantitative level of interest rate risk exposure requires assessment of existing and potential effects of changes in interest rates on the Bank’s financial condition, including capital adequacy, earnings, liquidity, and asset quality. Bank management also monitors the Bank’s liquidity levels. Interest rate risk exposure is reviewed quarterly with the Board of Directors. Risk is mitigated by matching maturities or repricing opportunities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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

	Year ended December 31,
	2007			2006			2005
	Average			Average			Average
	Balance	Interest	yield/cost	Balance	Interest	yield/cost	Balance	Interest	yield/cost

(Dollars amounts in thousands)
Assets
Interest earning assets:
Securities:
Taxable	$68,787	3,585	5.18%	$65,044	3,299	5.07%	$54,089	2,727	5.06%
Nontaxable (1)	16,757	1,059	6.39%	18,820	1,209	6.45%	19,545	1,307	6.71%
Federal funds sold	6,447	335	5.20%	8,816	440	4.99%	6,823	242	3.55%
Interest bearing deposits	1,319	69	5.23%	—	—	—	—	—	—
Net loans (including nonaccrual loans)	187,888	13,144	7.00%	186,146	12,620	6.78%	197,064	12,243	6.21%

Total interest-earning assets	281,198	18,192	6.34%	278,826	17,568	6.30%	277,521	16,519	5.81%
All other assets	23,645			24,215			24,030

Total assets	$304,843			$303,041			$301,551
Liabilities and Shareholder’s Equity
Interest-bearing liabilities:
Interest-bearing checking	$58,148	1,341	2.31%	$42,342	908	2.14%	$42,683	421	0.99%
Savings	56,690	615	1.08%	64,979	721	1.11%	80,746	614	0.76%
Time, $100,000 and over	14,087	641	4.55%	14,168	584	4.12%	10,420	312	2.99%
Time, other	72,584	3,231	4.45%	71,593	2,754	3.85%	63,034	1,798	2.85%
Other funds purchased	23,838	1,140	4.78%	21,319	1,028	4.82%	22,072	983	4.45%

Total interest-bearing liabilities	225,347	6,968	3.09%	214,401	5,995	2.80%	218,955	4,128	1.89%
Demand deposits	42,225			51,078			44,655
Other liabilities	2,666			2,221			2,321
Shareholders’ equity	34,605			35,341			35,620

Total liabilities and shareholders’ equity	$304,843			$303,041			$301,551

Net interest income (1)		$11,224			$11,573			$12,391
Interest rate spread (2)			3.25%			3.50%			3.92%
Net yield on interest- earning assets (3)			3.99%			4.15%			4.55%
Ratio of average interest- earning assets to average interest-bearing liabilities			124.78%			130.05%			126.75%

(1)	Tax equivalent basis.

(2)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(3)	Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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

	Changes in net interest income for			Changes in net interest income for
	the year ended December 31, 2007			the year ended December 31, 2006
	2007 versus 2006 increase			2006 versus 2005 increase
	(decrease) due to changes in			(decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
(Dollar amounts in thousands)
Interest Income
Securities:
Taxable	$214	$72	$286	$556	$16	$572
Nontaxable	(144)	(6)	(150)
(tax equivalent basis)*				(48)	(50)	(98)
Federal funds sold	(123)	18	(105)	83	115	198
Interest bearing deposits	69	—	69	—	—	—
Loans (including nonaccrual loans)	122	402	524	(702)	1,079	377

Total interest income (tax equivalent basis)	$138	$486	$624	$(111)	$1,160	$1,049
Interest Expense
Deposits
Interest bearing checking	$365	$68	$433	$(3)	$490	$487
Savings	(90)	(16)	(106)	(136)	243	107
Time, $100,000 and over	(4)	61	57	133	139	272
Time, other	44	433	477	268	687	955
Other funds purchased	120	(8)	112	(34)	79	45

Total interest expense	$435	$538	$973	$228	$1,638	$1,866
Change in net interest income (tax equivalent basis)*	$(297)	$(52)	$(349)	$(339)	$(478)	$(817)

*	Tax equivalence based on highest statutory tax rates of 34%.
2007 versus 2006
During 2007, net income increased $547 thousand or 47.0%. Accordingly, basic and diluted earnings per share increased from $0.52 per share in 2006 to $0.77 per share in 2007. The increase in net income is the result of a relatively stable net interest margin, an increase in noninterest income and a decrease in noninterest expenses. Returns on average equity (“ROE”) and average assets (“ROAA”) for the year ending December 31, 2007 were 4.94% and 0.56%, respectively, compared to 3.29% and 0.38% for the year ending December 31, 2006.
Total interest and dividend income increased $675 thousand or 3.9% in 2007. Interest and fees on loans increased $524 thousand or 4.2%, due primarily to the $7.0 million increase in loans. Management has focused on aggressively attracting commercial loan business and purchasing loan participations from other Ohio banks (commercial real estate and consumer loans). Securities interest and dividend income increased $187 thousand or 4.6% over 2006. Much of this increase is attributable to an increase in the average balance of securities.
Interest expense increased by $1.0 million or 16.2% during 2007, as the Bank continued to experience a shift from lower interest rate deposits to higher paying interest rate deposits. Interest expense on deposits increased $861 thousand or 17.3% in 2007. Deposit customers continued moving funds from lower rate deposit accounts to higher yielding certificates of deposit and premium money market accounts during 2007. Short-term borrowings increased by $135 thousand or 60.0%, primarily due to the increase in repurchase agreements.
The provision for loan losses was $147 thousand in 2007, compared to $160 thousand in 2006. The allowance for loan losses and the related provision for loan losses is based on the management’s judgment and evaluation of the loan portfolio. Net charge-offs have been relatively low in recent years. Classified loans have decreased from $12.1 million as of December 31, 2006 to $5.3 million as of December 31, 2007, a decrease of 56.2%. The decrease in classified loans is the primary reason the allowance as a percentage of loans declined from 1.07% at December 31, 2006 to 1.05% at December 31, 2007. Total nonperforming loans have increased from $2.3 million as of December 31, 2006 to $2.8 million as of December 31, 2007, an increase of 21.7%. Management believes the current allowance for loan losses is adequate, however changing economic and other conditions may require future adjustments to the allowance for loan losses.

Noninterest income increased $337 thousand or 20.4% during 2007. The increase is related to the Bank’s enhancement of the deposit and service charge fee structure effective July 1, 2007. The Bank hired two mortgage-banking specialists and reorganized mortgage loan operations in the fourth quarter of 2007. The Bank is in the process of enhancing its residential mortgage product and service offerings in an effort to improve noninterest income in 2008 and beyond.
Noninterest expense was $10.5 million for the year ended December 31, 2007 compared to $11.4 million for 2006, a decrease of 7.9%. The decrease is primarily due to lower salaries and employee benefits due to lower staff levels and a reduction in marketing expense. Salaries and employee benefits decreased $678 thousand in 2007 as the Bank reduced the number of full-time equivalent employees from 132 at December 31, 2006 to 105 at December 31, 2007. Marketing expenses decreased $289 thousand to $127 thousand in 2007, compared to $416 thousand in 2006. Management has focused on efficient and effective marketing solutions in an effort to reduce unnecessary marketing costs in 2007. Offsetting the decrease in noninterest expense for 2007 were increases in professional and consulting fees of $344 thousand and data processing of $102 thousand. In the first half of 2007, the Company engaged a consulting firm to review key business processes and procedures for the Bank. The consulting firm identified opportunities to improve operational efficiency and enhance the deposit and service charge fee structure.
Income tax expense was $496 thousand for the year ended December 31, 2007, representing an increase of $359 thousand or 262.0%.
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
Total interest and dividend income increased by $1.1 million or 6.7% over 2005. Interest and fees on loans increased by $376 thousand or 3.1%, despite a decline in the balance of loans. The decline in loan interest caused by lower loan balances was offset by an increase in interest rates on loans. During 2006, interest on Federal funds increased by $198 thousand or 81.2% due to increasing interest rates and more funds invested in this category. Investment security income (dividends and interest) increased by $507 thousand or 14.1% over 2005. Much of this increase is attributable to an increase in the balance of investment securities on hand.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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
Noninterest income decreased by $147 thousand or 8.2% during 2006. The decline is a combination of a variety of factors. First, security gains declined by $66 thousand as a result of selling fewer securities throughout 2006. Second, the gain on sale of other real estate declined by $49 thousand due to declining market values of the properties sold. Third, deposit fees and miscellaneous service fees from deposit accounts declined by $28 thousand. Finally, the gain on sale of loans declined by $26 thousand as a result of fewer loans sold in the secondary markets.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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
Allowance for Loan Losses. An allowance for loan losses recorded under generally accepted accounting principles is an institution’s best estimate within a range of the probable amount of loans that — based on current information and events — the institution will be unable to collect. The amount of the allowance is a product of management’s judgment and it is inevitably imprecise. Estimating the allowance requires significant judgment and the use of estimates related to many factors, including the amount and timing of future cash flows on problem loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which are susceptible to significant change. Although management believes that the allowance for loan losses was adequate at December 31, 2007, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy and employment could result in increased levels of non-performing assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a bank’s loan loss allowance. The Office of the Comptroller of the Currency (OCC) could require the recognition of additions to the loan loss allowance based on the OCC’s judgment of information available to it at the time of its examination of First National Bank.
Valuation of Securities. The portfolio of available-for- sale securities is reported at fair value. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments. Available-for-sale and held-to-maturity securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment, such as the length of time the fair value has been below cost, the expectation for that security’s performance, the credit worthiness of the issuer, and the bank’s ability to hold the security to maturity. A decline in value that is considered to be other-than-temporary would be recorded as a loss within noninterest income in the consolidated statements of income.
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

CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006
(Dollar amounts in thousands, except per share data)

	2007	2006
ASSETS
Cash and due from banks	$11,842	$8,955
Federal funds sold	443	9,820

Total cash and cash equivalents	12,285	18,775

Securities available for sale	84,514	86,000
Restricted equity securities	3,121	3,121
Loans, net of allowance for loan losses:
2007 — $2,028
2006 — $1,993	191,488	184,481
Premises and equipment, net	5,206	5,549
Goodwill	4,723	4,723
Identified intangible assets	654	891
Accrued interest receivable	1,502	1,750
Cash surrender value of life insurance	2,587	2,499
Other assets	571	569

	$306,651	$308,358

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits
Non-interest bearing	$44,492	$44,238
Interest bearing	198,031	203,443

Total deposits	242,523	247,681

Repurchase agreements	8,831	7,902
Federal Reserve note account	543	843
Federal Home Loan Bank advances	17,000	14,000
Accrued interest payable	975	1,029
Accrued expenses and other liabilities	1,788	2,223

Total liabilities	271,660	273,678

Shareholders’ equity
Common stock, no par value; 6,000,000 shares authorized; 2,289,528 shares issued	11,447	11,447
Additional paid-in capital	4,690	4,690
Retained earnings	20,182	19,901
Treasury stock, at cost (82,143 and 55,040 shares)	(1,623)	(1,189)
Accumulated other comprehensive income (loss)	295	(169)

Total shareholders’ equity	34,991	34,680

	$306,651	$308,358

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2007, 2006 and 2005
(Dollar amounts in thousands, except per share data)

	2007	2006	2005
Interest and dividend income
Loans, including fees	$13,144	$12,620	$12,243
Securities
Taxable	3,585	3,299	2,727
Nontaxable	699	798	863
Federal funds sold and other	404	440	242

Total interest and dividend income	17,832	17,157	16,075

Interest expense
Deposits	5,828	4,967	3,145
Short-term borrowings	360	225	88
Federal Home Loan Bank advances	780	803	895

Total interest expense	6,968	5,995	4,128

Net interest income	10,864	11,162	11,947
Provision for loan losses	147	160	159

Net interest income after provision for loan losses	10,717	11,002	11,788

Noninterest income
Checking account fees	1,191	985	970
Visa check card interchange fees	269	205	177
Deposit and miscellaneous service fees	176	170	198
Gain (loss) on sales of other real estate owned	—	(29)	20
Securities gains, net	14	44	109
Other	340	278	327

Total noninterest income	1,990	1,653	1,801

Noninterest expense
Salaries and employee benefits	5,182	5,860	5,769
Data processing	1,105	1,003	921
Net occupancy	859	826	909
Professional and consulting fees	593	249	273
Franchise tax	336	362	373
Maintenance and repairs	327	294	382
Amortization of intangibles	237	246	250
Telephone	243	263	228
Marketing	127	416	301
Director fees and pension	212	380	295
Other	1,279	1,455	1,285

Total noninterest expense	10,500	11,354	10,986

Income before income taxes	2,207	1,301	2,603
Income tax expense	496	137	503

Net income	$1,711	$1,164	$2,100

Weighted average common shares outstanding	2,231,369	2,234,488	2,234,488
Basic and diluted earnings per common share	$0.77	$0.52	$0.94

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31
(Dollar amounts in thousands, except per share data)

					Accumulated
		Additional			Other	Total
	Common	Paid-In	Retained	Treasury	Comprehensive	Shareholders’
	Stock	Capital	Earnings	Stock	Income (Loss)	Equity

Balance at January 1, 2005	$11,447	$4,690	$19,397	$(1,189)	$974	$35,319

Comprehensive income:
Net income	—	—	2,100	—	—	2,100
Other comprehensive income (loss)	—	—	—	—	(1,336)	(1,336)

Total comprehensive income	—	—	—	—	—	764
Cash dividends declared ($.64 per share)	—	—	(1,430)	—	—	(1,430)

Balance at December 31, 2005	11,447	4,690	20,067	(1,189)	(362)	34,653
Adjustment to apply SAB 108 (See Note 1)	—	—	100	—	—	100

Balance at January 1, 2006	11,447	4,690	20,167	(1,189)	(362)	34,753

Comprehensive income:
Net income	—	—	1,164	—	—	1,164
Other comprehensive income (loss)	—	—	—	—	193	193

Total comprehensive income						1,357
Cash dividends declared ($.64 per share)	—	—	(1,430)	—	—	(1,430)

Balance at December 31, 2006	11,447	4,690	19,901	(1,189)	(169)	34,680

Comprehensive income
Net income	—	—	1,711	—	—	1,711
Other comprehensive income (loss)	—	—	—	—	464	464

Total comprehensive income	—	—	—	—	—	2,175

Cash dividends declared ($.64 per share)	—	—	(1,430)	—	—	(1,430)
Purchase of 27,103 common stock	—	—	—	(434)	—	(434)

Balance at December 31, 2007	$11,447	$4,690	$20,182	$(1,623)	$295	$34,991

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31
(Dollar amounts in thousands, except per share data)

	2007	2006	2005

Cash flows from operating activities
Net income	$1,711	$1,164	$2,100
Adjustments to reconcile net income to net cash from operating activities
Provision for loan losses	147	160	159
Deferred income taxes	(19)	(310)	(239)
Depreciation, amortization and accretion	442	944	1,025
Earnings on Bank owned life insurance	(88)	(83)	(78)
Federal Home Loan Bank stock dividend	—	(134)	(109)
Origination of mortgage loans held for sale	(1,826)	(3,834)	(7,398)
Proceeds from sales of mortgage loans held for sale	1,826	3,812	7,421
Gain on sale of loans	(19)	(17)	(43)
Net security gains	(14)	(43)	(109)
Impairment charge for property	—	124	—
(Gain) loss on sale/write-down of other real estate owned	33	29	(20)
Change in other assets and liabilities	(353)	562	621

Net cash from operating activities	1,840	2,374	3,330

Cash flows from investing activities
Securities held to maturity
Proceeds from maturities and repayments	—	50	1,003
Purchases	—	—	(2,035)
Securities available for sale
Proceeds from maturities and repayments	15,753	8,795	7,718
Proceeds from sales	22,662	278	18,664
Purchases	(36,083)	(17,906)	(28,094)
Purchases of property and equipment	(325)	(918)	(1,333)
Proceeds from sale of property and equipment	211	—	—
Proceeds from sale of other real estate owned	—	105	66
Purchase of loans	(6,408)	—	—
Net change in loans to customers	(747)	6,677	4,812

Net cash from investing activities	(4,937)	(2,919)	801

Cash flows from financing activities
Net change in deposits	(5,158)	(1,807)	965
Net change in short-term borrowings	629	5,792	(1,727)
Proceeds from Federal Home Loan Bank advances	3,000	—	—
Repayments Federal Home Loan Bank advances	—	(3,000)	—
Dividends paid	(1,430)	(1,430)	(1,430)
Purchase of common stock	(434)	—	—

Net cash from financing activities	(3,393)	(445)	(2,192)

Net change in cash and cash equivalents	(6,490)	(990)	1,939
Beginning cash and cash equivalents	18,775	19,765	17,826

Ending cash and cash equivalents	$12,285	$18,775	$19,765

Supplemental cash flow information:
Interest paid	$7,022	$5,671	$3,869
Income taxes paid	662	375	795
Supplemental noncash disclosures:
Transfer from loans to other real estate owned	$124	$134	$103
Adjustment to apply SAB 108 (see Note 1)	—	100	—
Transfer investment securities from held to maturity to available for sale	—	16,831	—
See accompanying notes

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
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
Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.
Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.
Mortgage loans held for sale are generally sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing right. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.
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

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
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
Purchased Loans: The Company purchases individual loans and groups of loans. Purchased loans that show evidence of credit deterioration since origination are recorded at the amount paid (or allocated fair value in a purchase business combination), such that there is no carryover of the seller’s allowance for loan losses. After acquisition, incurred losses are recognized by an increase in the allowance for loan losses.
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
Servicing Rights: Servicing rights are recognized separately when they are acquired through sales of loans. For sales of mortgage loans prior to January 1, 2007, a portion of the cost of the loan was allocated to the servicing right based on relative fair values. The Company adopted SFAS No. 156 on January 1, 2007, and for sales of mortgage loans beginning in 2007, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.
At December 31, 2007 and 2006, the servicing assets of the Corporation totaled $67 and $86, respectively, and is included with other assets on the consolidated balance sheets. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment is reported as a valuation allowance, to the extent that fair value is less than the capitalized amount for a grouping.
Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.
Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 7 to 39 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 7 years.
Federal Home Loan Bank (FHLB) Stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.
Bank Owned Life Insurance: The Corporation has purchased life insurance policies on its directors. Life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other amounts due that are probable at settlement.
In September 2006, the FASB Emerging Issues Task Force (EITF) finalized Issue No. 06-5, Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance). EITF No. 06-5 requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the Issue requires disclosure when there are contractual restrictions on the Company’s ability to surrender a policy. The adoption of EITF 06-5 on January 1, 2007 had no impact on the Company’s financial condition or results of operation.
Goodwill and Other Intangible Assets: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.
Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from whole bank and branch acquisitions. They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives, which range from 7 to 10 years.
The Corporation also has intangible assets associated with a prior branch acquisition, including unidentified intangibles of approximately $56 and $86 at year-end 2007 and 2006. Management does not believe that this purchase constituted a business combination and therefore is continuing to amortize the unidentified intangible asset.
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
The Company adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no affect on the Company’s financial statements.
Loan Commitments and Related Financial Instruments: Financial instruments include off- balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer-

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.
The Company recognizes interest and/or penalties related to income tax matters in income tax expense.
Earnings Per Common Share: Earnings per common share is net income divided by the weighted average number of shares outstanding during the period. There are no potentially dilutive instruments.
Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which is also recognized as a separate component of equity, net of tax.
Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.
Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $3,527 and $3,548 was required to meet regulatory reserve and clearing requirements at year-end 2007 and 2006. These balances do not earn interest.
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
Adoption of New Accounting Standards: Staff Accounting Bulletin 108: In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which is effective for fiscal years ending on or after November 15, 2006. SAB No. 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB No. 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB No. 108, are to be recorded upon initial adoption of SAB No. 108. The amount so recorded is shown as a cumulative effect adjustment in opening retained earnings as of January 1, 2006. Included in this cumulative effect adjustment was the following item. The Company overaccrued federal income tax expense over several prior years. The annual overaccrual that occurred in prior periods was insignificant to any given prior periods’ earnings. The accumulation of these annual overaccruals totaled $100,000 as of January 1, 2006 and resided on the consolidated balance sheet in federal income taxes payable.
Effect of Newly Issued But Not Yet Effective Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No.157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.
In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The impact of adoption was not material.
On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value through Earnings (“SAB 109”). Previously, SAB 105, Application of Accounting Principles to Loan Commitments, stated that in measuring the fair value of a derivative loan commitment, a company should not incorporate the expected net future cash flows related to the associated servicing of the loan. SAB 109 supersedes SAB 105 and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in measuring fair value for all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment, and SAB 109 retains that view. SAB 109 is effective for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not expect the impact of this standard to be material.
NOTE 2 — SECURITIES
The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

		Gross	Gross
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
2007
U.S. Treasury and federal agency	$10,268	$161	$—
State and municipal	16,068	295	(13)
Mortgage-backed	40,583	294	(21)
Corporate bond and notes	17,595	26	(295)

Total	$84,514	$776	$(329)

2006
U.S. Treasury and federal agency	$29,380	$69	$(226)
State and municipal	17,395	330	(45)
Mortgage-backed	11,955	4	(79)
Corporate bond and notes	27,270	132	(441)

Total	$86,000	$535	$(791)

Sales of available for sale securities were as follows:

	2007	2006	2005

Proceeds	$22,662	$278	$18,664
Gross gains	132	38	355
Gross losses	(121)	—	(254)
Gross gains from calls	3	6	8
The tax provision (benefit) related to these net realized gains and losses was $5, $15, and $37, respectively.

NOTE 2 — SECURITIES (Continued)
The fair value of debt securities and carrying amount, if different, at year end 2007 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

Fair Value

Due in one year or less	$12,750
Due from one to five years	14,145
Due from five to ten years	11,328
Due after ten years	5,708
Mortgage-backed	40,583

Total	$84,514

Securities pledged at year-end 2007 and 2006 had a carrying amount of $24,668 and $25,520 and were pledged to secure public deposits and repurchase agreements.
At year-end 2007 and 2006, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.
Securities with unrealized losses at year-end 2007 and 2006, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss
2007

U.S. Government and federal agency	$—	$—	$—	$—	$—	$—
State and municipal	486	(8)	1,969	(5)	2,459	(13)
Corporate bonds and notes	1,181	(17)	12,156	(278)	13,337	(295)
Mortgage backed	6,246	(9)	1,269	(12)	7,515	(21)

Total temporarily impaired	$7,913	$(34)	$15,394	$(295)	$23,307	$(329)

2006

U.S. Government and federal agency	$5,032	$(34)	$13,164	$(192)	$18,196	$(226)
State and municipal	1,093	(3)	3,315	(42)	4,408	(45)
Corporate bonds and notes	1,500	(10)	19,431	(431)	20,931	(441)
Mortgage backed	6,238	(20)	3,389	(59)	9,627	(79)

Total temporarily impaired	$13,863	$(67)	$39,299	$(724)	$53,162	$(791)

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

NOTE 3 — LOANS
Loans at year end were as follows:

	2007	2006
Collateralized by real estate:
Commercial	$51,463	$45,737
Residential	80,113	86,652
Home equity	20,857	19,383
Construction	8,367	6,079

	160,800	157,851
Other:
Consumer	11,988	7,522
Commercial	17,552	18,519
Credit card	1,614	1,521
Other	1,987	1,609

	193,941	187,022
Unearned and deferred income	(425)	(548)
Allowance for loan losses	(2,028)	(1,993)

Total	$191,488	$184,481

Activity in the allowance for loan losses was as follows:

	2007	2006	2005

Beginning balance	$1,993	$1,903	$1,763
Provision for loan losses	147	160	159
Loans charged-off	(151)	(162)	(57)
Recoveries	39	92	38

Ending balance	$2,028	$1,993	$1,903

Individually impaired loans were as follows:

	2007	2006

Year-end loans with no allocated allowance for loan losses	$—	$—
Year-end loans with allocated allowance for loan losses	2,702	1,732
Amount of the allowance for loan losses allocated	629	415
Total

	2007	2006	2005

Average of individually impaired loans during year	$2,500	$584	$366
The impact on interest income of impaired loans was not significant to the consolidated statements of income.
Nonaccrual loans and loans past due 90 days still on accrual were as follows:

	2007	2006

Loans past due over 90 days still on accrual	$158	$247
Nonaccrual loans	2,645	2,061
Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

NOTE 4 — LOAN SERVICING
Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year end are as follows:

	2007	2006
Mortgage loan portfolios serviced for:
FHLMC	$17,597	$17,203
There were no custodial escrow balances maintained in connection with serviced loans at year-end 2007 and 2006.
Activity for mortgage servicing rights was as follows:

	2007	2006	2005
Servicing rights:
Beginning of year	$86	$84	$25
Additions	19	40	77
Amortized to expense	(38)	(38)	(18)

End of year	$67	$86	$84

No valuation allowance was recorded for mortgage servicing rights at December 31, 2007 and 2006.
NOTE 5 — PREMISES AND EQUIPMENT
Year-end premises and equipment were as follows:

	2007	2006

Land	$1,378	$1,589
Buildings	6,096	6,064
Furniture, fixtures and equipment	4,536	4,262

	12,010	11,915
Less: Accumulated depreciation	(6,804)	(6,366)

Total	$5,206	$5,549

Depreciation expense was $457, $446, and $498 in 2007, 2006, and 2005.
Rent expense under operating leases included in occupancy was $38, $47 and $56 for the years ended December 31, 2007, 2006 and 2005. Future lease payments are not material.
NOTE 6 — INTANGIBLE ASSETS
During 2002, the Corporation acquired Peoples Financial Corporation and merged the Company’s banking operations into the Bank. Goodwill of $4,723 was realized from this transaction. Indentified intangible assets at year end were as follows:

	2007		2006
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Amortized intangible assets:
Core deposit intangibles	$1,063	$673	$1,063	$570
Branch acquisition intangible	760	704	760	674
Customer relationship intangibles	728	520	728	416

Total	$2,551	$1,897	$2,551	$1,660

Aggregate amortization expense was $237, $246 and $250 for 2007, 2006 and 2005.

NOTE 6 — INTANGIBLE ASSETS (Continued)
Estimated amortization expense for each of the next five years:

2008	$231
2009	225
2010	90
2011	86
2012	22
NOTE 7 — DEPOSITS

	2007	2006

Demand, noninterest-bearing	$44,492	$44,238
Demand, interest-bearing	64,594	54,208
Savings	53,545	59,019
Time, $100,000 and over	12,725	14,657
Time, other	67,167	75,559

Total	$242,523	$247,681

A summary of time deposits at year-end 2007 by maturity follows:

2008	$55,518
2009	15,554
2010	7,276
2011	1,399
2012 and thereafter	145

$79,892

NOTE 8 — FEDERAL HOME LOAN BANK ADVANCES
At year end, advances from the Federal Home Loan Bank were as follows:

	2007	2006
Maturity in 2010, fixed rate at 6.26%, convertible to variable rate if 3-month LIBOR is at or above predetermined conversion rate level	$1,000	$1,000

Maturities in 2010 and 2011, fixed rate at 4.93% to 5.79% at December 31, 2007 and 2006, convertible to variable if 1-month LIBOR is at or above fixed rate	13,000	13,000

Maturities in 2009, fixed rate at 3.95% to 4.10% at December 31, 2007	3,000	—

Total	$17,000	$14,000

Each advance is payable at its maturity date; advances may be paid prior to maturity subject to a prepayment penalty. As collateral for the advances, the Bank has approximately $76,395 and $78,834 of first mortgage loans available under a blanket lien arrangement at year-end 2007 and 2006.
          Payment Information
Required payments are as follows:

2009	3.95 to 4.10%	$3,000
2010	5.00 to 6.26%	11,000
2011	4.93 to 5.12%	3,000

NOTE 9 — REPURCHASE AGREEMENTS
Repurchase agreements generally mature within 30 days from the transaction date. Information concerning repurchase agreements is summarized as follows:

	2007	2006	2005

Average balance during the year	$8,642	$6,008	$4,100
Average interest rate during the year	3.86%	3.48%	1.88%
Maximum month-end balance during the year	$10,956	$7,902	$8,918
Weighted average rate at year-end	2.85%	3.63%	2.54%
NOTE 10 — BENEFIT PLANS
The Corporation has a 401(k) retirement plan that covers substantially all employees. The plan allows employees to contribute up to a predetermined amount, subject to certain limitations, with the Corporation matching 50% of contributions up to 6% of the employee’s pay. Discretionary contributions may also be made to the plan. Total matching and discretionary contributions made by the Corporation during 2007, 2006 and 2005 amounted to $83, $142 and $109.
The Corporation has an Employee Stock Purchase Incentive Plan for full-time and most part-time employees. Under the Plan, each employee is entitled to receive a cash payment equal to 20% of the purchase price of Corporation common stock acquired by the employee on the open market, up to a maximum of 100 shares per calendar year. Expenses recognized in 2007, 2006 and 2005 amounted to $2, $3, and $5.
The Corporation has a director retirement and death benefit plan for the benefit of all members of the Board of Directors. The plan is designed to provide an annual retirement benefit to be paid to each director upon retirement from the Board and attaining age 70. The retirement benefit provided to each director is an annual benefit equal to $1 for each year of service on the Board from and after August 24, 1994 until August 2007, when the Board voted to cease further benefits. Expense recognized in 2007, 2006 and 2005 for the director retirement and death benefit plan was $59, $167 and $138. The liability related to the plan was $599 at December 31, 2007 and $601 at December 31, 2006. In addition, each director has the option of deferring any portion of directors’ fees up to a maximum of $5 per month until retirement. Interest credited to participant accounts associated with the deferrals was $29, $45 and $39 in 2007, 2006 and 2005. The deferred directors’ fee liability was $414 at December 31, 2007 and $548 at December 31, 2006.
NOTE 11 — INCOME TAXES
The components of deferred taxes were as follows:

	2007	2006
Deferred tax assets:
Bad debts	$529	$518
Deferred loan fees	190	186
Core deposit intangibles	14	21
Deferred compensation	363	390
Non-accrual loan interest income	78	78
Real estate owned write-down	11	—
Accrued benefits	—	80
Credit card rebate	—	20
Unrealized security losses, net	—	87

Total	$1,185	$1,380

NOTE 11 — INCOME TAXES (Continued)

	2007	2006

Deferred tax liabilities:
Securities accretion	$87	$86
Depreciation	203	223
Federal Home Loan Bank stock dividends	509	509
Prepaid expenses	26	42
Mortgage servicing rights	23	29
Partnership income	2	2
Purchase accounting adjustments	283	369
Unrealized security gains, net	152	—

Total	1,285	1,260
Net deferred tax asset (liability)	$(100)	$120

Federal income tax laws provided that the 2002 acquired entity could claim additional bad debt deductions through 1987, totaling $1.9 million. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $646 at December 31, 2007. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed.
The components of income tax expense are as follows:

	2007	2006	2005
Currently payable	$515	$447	$743
Deferred	(19)	(310)	(240)

Total	$496	$137	$503

The following is a reconciliation of income tax at the federal statutory rate to the effective rate of tax on the financial statements:

	2007		2006		2005
	Rate	Amount	Rate	Amount	Rate	Amount
Tax at federal statutory rate	34%	$750	34%	$442	34%	$885
Tax-exempt income	(10)	(228)	(20)	(261)	(11)	(295)
Other	(2)	(26)	(3)	(44)	(3)	(87)

Income tax expense	22%	$496	11%	$137	20%	$503

NOTE 12 — RELATED-PARTY TRANSACTIONS
Loans to principal officers, directors, and their affiliates during 2007 were as follows:

Beginning balance	$3,586
Effect of changes in composition of related parties	(268)
New loans	803
Repayments	(797)

Ending balance	$3,324

Unused commitments to these related parties totaled $1,088 and $1,249 at year-end 2007 and 2006. Related party deposits totaled $2,758 and $5,289 at year-end 2007 and 2006.
The Corporation has minority ownership in a title agency affiliated with a Director resulting in fee income to the Corporation of $16, $20 and $31 for 2007, 2006 and 2005, respectively.

NOTE 13 — REGULATORY CAPITAL MATTERS
Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2007, the Bank meets all capital adequacy requirements to which it is subject.
Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2007 and 2006, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.
Actual and required capital amounts and ratios are presented below at year end.

					To Be Well
			Required		Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio

2007
Total capital to risk weighted assets	$26,810	12.78%	$16,785	8.00%	$20,981	10.00%
Tier 1 capital to risk weighted assets	24,782	11.81%	8,392	4.00%	12,588	6.00%
Tier 1 capital to average assets	24,782	8.26%	2,001	4.00%	15,001	5.00%

2006
Total capital to risk weighted assets	$27,770	13.26%	$6,750	8.00%	$20,937	10.00%
Tier 1 capital to risk weighted assets	25,777	12.31%	8,375	4.00%	12,562	6.00%
Tier 1 capital to average assets	25,777	8.57%	12,038	4.00%	15,047	5.00%
Dividend Restrictions—The Company’s principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. During 2008, the Bank must obtain regulatory approval to pay dividends to the holding company until 2008 net income exceeds $3,061.
NOTE 14 — LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES
Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.
The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows:

	2007	2006
Commitments to make loans	$6,723	$6,104
Unused lines of credit	56,077	53,317
Letters of credit	157	241

NOTE 14 — LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES (Continued)
Of the above unused instruments for 2007, approximately $9,257 pertains to fixed-rate commitments and variable-rate commitments account for approximately $53,700. At year-end 2006, approximately $13,921 of total commitments were fixed-rate and approximately $45,741 were variable rate. Rates on fixed-rate unused lines of credit ranged from 5.75% to 16.90% at December 31, 2007 and 4.75% to 19.80% at December 31, 2006.
NOTE 15 — FAIR VALUES OF FINANCIAL INSTRUMENTS
Carrying amount and estimated fair values of financial instruments at year end were as follows:

	2007		2006
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets
Cash and cash equivalents	$12,285	$12,285	$18,775	$18,775
Securities available for sale	84,514	84,514	86,000	86,000
Restricted equity securities	3,121	3,121	3,121	3,121
Loans, net	191,488	193,823	184,481	185,718
Accrued interest receivable	1,502	1,502	1,750	1,750

Financial liabilities
Deposits	(242,523)	(242,759)	(247,681)	(247,359)
Short-term borrowings	(9,374)	(9,374)	(8,744)	(8,744)
Federal Home Loan Bank advances	(17,000)	(17,060)	(14,000)	(13,222)
Accrued interest payable	(975)	(975)	(1,029)	(1,029)
The methods and assumptions used to estimate fair value are described as follows:
Carrying amount is the estimated fair value for cash and cash equivalents, interest bearing deposits, restricted equity securities, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is not considered material.
NOTE 16 — OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) components and related tax effects were as follows:

	2007	2006	2005

Unrealized holding gains (loss) on available for sale securities	$717	$73	$(1,915)
Reclassification adjustment for losses (gains) later recognized in income	(14)	(44)	(109)

Net unrealized gains (loss)	703	29	(2,024)
Unrealized gains on securities transferred from held to maturity to available for sale	—	263	—
Tax effect (benefit)	(239)	(99)	688

Other comprehensive income (loss)	$464	$193	$(1,336)

NOTE 17 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
Condensed financial statements for National Bancshares Corporation (parent only) are as follows:
BALANCE SHEETS

	December 31
	2007	2006
ASSETS
Cash and cash equivalents	$4,846	$3,779
Investment in Bank subsidiary	30,460	31,230
Other assets	43	29

Total assets	$35,349	$35,038

LIABILITIES AND SHAREHOLDERS’ EQUITY
Dividends payable	$358	$358
Shareholders’ equity	34,991	34,680

Total liabilities and shareholders’ equity	$35,349	$35,038

STATEMENTS OF INCOME

	Years ended December 31
	2007	2006	2005
INCOME
Dividends from Bank subsidiary	$3,000	$3,000	$2,000
Securities gains (loss), net	1	29	(1)

Total Income	3,001	3,029	1,999

EXPENSES
Miscellaneous expense	(85)	(47)	(33)

Income before income tax and undistributed subsidiary income	2,916	2,982	1,966
Income tax benefit	29	9	17
Undistributed equity in (distributions in excess of) net income of Bank subsidiary	(1,234)	(1,827)	117

Net income	$1,711	$1,164	$2,100

STATEMENTS OF CASH FLOWS

	Years ended December 31
	2007	2006	2005
Cash flows from operating activities
Net income	$1,711	$1,164	$2,100
Adjustments to reconcile net income to net cash from operating activities:
(Undistributed equity in) distributions in excess of net income of Bank subsidiary	1,234	1,827	(117)
Net security (gains) losses	(1)	(29)	1
Change in other assets and liabilities	(14)	76	(4)

Net cash from operating activities	2,930	3,038	1,980

Cash flows from investing activities
Proceeds from sale of securities	1	53	538
Cash received from investment-return of capital	—	—	7

Net cash from investing activities	1	53	545

Cash flows from financing activities
Dividends paid	(1,430)	(1,430)	(1,430)
Purchase of common stock	(434)	—	—

Net cash from financing activities	(1,864)	(1,430)	(1,430)

Net increase in cash	1,067	1,661	1,095
Cash, beginning of year	3,779	2,118	1,023

Cash, end of year	$4,846	$3,779	$2,118

NOTE 18 — QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest	Net Interest	Net	Earnings Per Share
	Income	Income	Income	Basic and Diluted
2007
First quarter	$4,352	$2,642	$287	$0.13
Second quarter	4,542	2,758	314	0.14
Third quarter	4,497	2,741	507	0.23
Fourth quarter	4,441	2,723	603	0.27

2006
First quarter	$4,166	$2,895	$508	$0.22
Second quarter	4,187	2,721	159	0.07
Third quarter	4,379	2,820	303	0.14
Fourth quarter	4,425	2,726	194	0.09
The Corporation reduced the amount of full-time equivalent staff from 132 on December 31, 2006 to 105 on December 31, 2007. First National Bank enhanced the deposit and service charge fee structure effective July 1, 2007.
During second quarter 2006, the Corporation reversed $120 of interest income related to the recognition of interest income associated with certain non-accrual loans. During the third quarter 2006, the Corporation incurred a charge of $124 related to the impairment of property owned. During the fourth quarter 2006, the Corporation incurred a charge of $120 related to the allowance for loan loss. This charge was necessary to cover the reserve requirements for various loans that were added to the classified loan list during the quarter. Additionally, during the fourth quarter 2006, the Company incurred expense of $149 that related to a severance agreement with the former President and CEO of the Company.

Report of Management on the Company’s
Internal Control Over Financial Reporting
March 21, 2008
Management of National Bancshares Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
Management of National Bancshares Corporation, including the Chief Executive Officer and the Chief Financial Officer, has assessed the Company’s internal control over financial reporting as of December 31, 2007, based on criteria for effective internal control over financial reporting described in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007, based on the specified criteria.
This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

David C. Vernon Chief Executive Officer	James R. VanSickle Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
National Bancshares Corporation
Orrville, Ohio
We have audited the accompanying consolidated balance sheets of National Bancshares Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bancshares Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.
Crowe Chizek and Company LLC
Cleveland, Ohio
March 21, 2008

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN OF NATIONAL BANCSHARES CORPORATION, S&P 500 STOCK INDEX, AND S&P 500 BANK INDEX

	2002	2003	2004	2005	2006	2007
National Bancshares Corp	$100.00	111.73	130.86	111.78	118.09	84.62
S&P 500 Stock Index*	$100.00	128.68	142.69	149.70	173.34	182.86
S&P 500 Banks Index*	$100.00	126.66	144.92	142.81	165.80	116.42

*	National Bancshares Corporation is not included in the S&P 500 Bank Index or S&P 500 Stock Index.

PRICE RANGE OF COMMON STOCK
National Bancshares common stock is traded on the OTC Bulletin Board under the symbol “NBOH.” The OTC Bulletin Board is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter equity securities. A summary of the high and low prices of and cash dividends paid on National Bancshares common stock in 2007 and 2006 follows. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

	High	Low	Dividends per share
2007
First Quarter	$25.57	$22.50	$.16
Second Quarter	22.80	18.40	.16
Third Quarter	18.50	15.07	.16
Fourth Quarter	17.50	15.11	.16

2006
First Quarter	$22.75	$21.50	$.16
Second Quarter	23.10	22.27	.16
Third Quarter	24.35	22.50	.16
Fourth Quarter	24.25	21.75	.16
SHAREHOLDER INFORMATION
Corporate Office
National Bancshares Corporation
112 West Market Street, PO Box 57
Orrville, OH 44667
www.fnborrville.com
Stock Trading Information
The shares of common stock of National Bancshares
Corporation are traded on the OTC Bulletin Board. The
ticker symbol for National Bancshares Corporation
is “NBOH.” The Corporation had 904 shareholders of
Record as of December 31, 2007.
Form 10-K
A copy of the Corporation’s 2007 Annual Report on Form
10-K as filed with the SEC will be furnished free of charge
to shareholders upon written request to the Company.
Shareholder Assistance
National Bancshares Corporation
Shareholder Services Department
330-765-0609
egerber@fnborrville.com
Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948
info@rtco.com
www.rtco.com
National Bancshares Corporation has a Dividend Reinvestment Plan and a Dividend Direct Deposit Plan available at no cost. Please contact Registrar and Transfer Company for enrollment.

OFFICERS
NATIONAL BANCSHARES CORPORATION

David C. Vernon
President & Chief Executive Officer
FIRST NATIONAL BANK
David C. Vernon
President & Chief Executive Officer
Accounting
James R. VanSickle
Senior Vice President, Chief Financial Officer
Angela L. Smith
Controller
Client Services
Paul G. Kubiak
Vice President, Client Services, Operations
Paul J. Bayus
Assistant Vice President,
Manager Lodi and Seville Offices
Karen K. Haueter
Assistant Vice President,
Manager Smithville Office
Heather Kiner
Assistant Vice President,
Manager Midway Office
Matthew M. Miller
Assistant Vice President,
Manager Kidron Office
Cindy A. Wagner
Assistant Vice President,
Manager Massillon Offices
Amberly M. Wolf
Assistant Vice President
Manager Orrville and Wooster Offices
Laura R. Yoder
Assistant Vice President,
Manager Mt. Eaton Office
Compliance & Security
Pamela S. Null
Vice President, Compliance & BSA
Maria A. Roush
Risk Management & Security Officer
James R. VanSickle
Senior Vice President & Chief Financial Officer
Credit Administration
Steven L. Riddick
Vice President,Senior Credit Officer
Mindy L. Henderson
Collections and Loan Officer
Lending
Thomas M. Fast
Senior Vice President, Senior Loan Officer
Harold D. Berkey
Vice President, Commercial Banking
John D. Shultz, Jr.
Vice President, Commercial Banking
Darrell L. Smucker
Vice President, Commercial Banking
Dean M. Karhan
Assistant Vice President, Commercial Banking
Steven J. Bodo
Vice President, Mortgage Loan Operations
Lloyd L. Morton
Vice President, Mortgage Loan Origination
Kathy J. Barnes
Assistant Vice President, Credit Analyst
Scott M. Holmes
Assistant Vice President,
Manager, Mortgage Department
Patricia J. Massaro
Loan Officer
Operations
James T. Griffith
Assistant Vice President, Cashier
Janice M. Zacharias
Operations Officer

BOARD OF DIRECTORS
NATIONAL BANCSHARES CORPORATION &
FIRST NATIONAL BANK
FIRST NATIONAL BANK OFFICES

Sara Steinbrenner Balzarini
     Partner,
     Paramount Tennis, LLC.
John P. Cook
CPA, Ph.D
     Shareholder
     Cook, Long & Samsa, Inc.
Bobbi E. Douglas
     Executive Director
     STEPS at Liberty Center
     Every Woman’s House
John W. Kropf
     Chairman of the Board
     National Bancshares Corporation
     First National Bank
     Attorney
     Kropf, Wagner, Hohenberger
     & Lutz, L.L.P.
John L. Muhlbach, Jr.
     Vice President
     A.A. Hammersmith, Inc.
Victor B. Schantz
     President
     Schantz Organ Company
Steve Schmid
     President
     Smith Dairy Products, Inc.
     Schmid Incorporated
David C. Vernon
     President & CEO
     National Bancshares Corporation
     First National Bank

Howard J. Wenger
     President
     Wenger Excavating, Inc.
     Lake Region Oil, Inc.
     Northstar Asphalt, Inc.
     Massillon Materials, Inc.
     Stark Materials, Inc.
Albert W. Yeagley
     Vice President, Quality Assurance
     The J. M. Smucker Company
Orrville
112 W. Market St.
330-682-1010
1320 W. High St.
330-682-2881
1720 N. Main St.
CASH ATM ONLY
Apple Creek
U.S. 30 at Co. Rd. 44
330-264-8070
Lodi
106 Ainsworth St.
330-948-1414
Dalton
12 W. Main St.
330-828-2227
Kidron
4950 Kidron Rd.
330-857-3101
Mt. Eaton
15974 E. Main St.
330-857-4301
330-359-3105
Seville
121 Greenwich Rd.
330-769-3105
Smithville
153 E. Main St.
330-669-2611
Wooster
4192 Burbank Rd.
330-263-5303
1725 Cleveland Rd.
330-263-1725
Massillon
211 Lincoln Way E.
330-832-7441
2312 Lincoln Way N.W.
330-833-1622
51 Massillon Marketplace Dr. S.W.
CASH ONLY ATM