Form 10-K, Exhibit 13
period 2008-12-31
NATIONAL BANCSHARES CORP /OH/
filed 2009-03-27
CIK 790362

TABLE OF CONTENTS


3	Message to Shareholders

4	Financial Highlights

5	Selected Financial Data

7	Management`s Discussion and Analysis of Financial Condition and
	Results of Operations

25	Consolidated Balance Sheets

26	Consolidated Statements of Income

27	Consolidated Statements of Changes in Shareholders` Equity

28	Consolidated Statements of Cash Flows

29	Notes to Consolidated Financial Statements December 31, 2008, 2007 and 2006

47	Report of Management on the Company`s Internal Control Over Financial
	Reporting

48	Report of Independent Registered Public Accounting Firm

49	Comparison of Five-Year Cumulative Total Return of National Bancshares
	Corporation, S&P 500 Stock Index, and S&P 500 Bank Index

50	Price Range of Common Stock

50	Shareholder Information

51	Officers

52	Directors

52	First National Bank Offices

MESSAGE TO SHAREHOLDERS


Dear Shareholders:

We made significant progress in 2008 as we continued our efforts to move National Bancshares Corporation to a higher level of profitability. Net income this past year increased 28% to $2.194 million from $1.711 million for 2007.Net interest income before the provision for loan losses increased $422 thousand or 4%. Noninterest income increased $343 thousand or 17%. Noninterest expense decreased $327 thousand or 3%. Over the past two years since we began our efforts to achieve improved results, noninterest income has increased $680 thousand and noninterest expense has decreased
$1.181 million. Earnings per basic and diluted common share have improved from $.52 in 2006 to $.77 or 48% in 2007 and $1.00 or 30% in 2008. For more details on our 2008 financial results, please review the financial statements and footnotes contained in this Annual Report.

In addition to the improvement in our financial results, positive change has taken place in other areas. All of the work required to comply with the Sarbanes Oxley act was completed in 2008. Our Business Continuity Plan was completely rewritten and implemented. All policies have been reviewed, rewritten and updated. Credit quality has been maintained and problem loan administration has been improved. Loans past due over 90 days still on accrual and nonaccrual loans declined from $2.8 million at year-end 2007 to $2 million at year-end 2008. Compliance and Audit has been significantly improved. Twenty members of the Bank`s staff have completed a one year sales training course. We added the following Bank services: Business Internet Banking and remote capture, all bank clients can now apply for a loan 24 hours each day 7 days each week. We introduced Platinum Checking, a high interest checking account for clients with balances above $10,000. We introduced Bonus Checking, an account that pays bonus interest to clients that use our Visa debit card, use bill pay, receive their statement electronically and make at least one electronic direct deposit. All of the bank`s ATMs have been replaced and updated. The bank`s website www.fnborrville.com has been completely redesigned. We installed a new Cisco internet based VOIP telephone system which has made it possible for us to hold company wide meetings and conference calls. We implemented branch capture which transforms checks to electronic media and eliminates the need to move checks by messenger for central processing. Our Burbank Road office in Wooster became the first office to be remodeled to incorporate all of the design elements of our office rebranding project.

The results for 2008 represent great progress and we continue to take advantage of opportunities for improvement. We are a strong Bank because we are blessed with loyal clients and friends. We are not burdened with any sub-prime loans our asset quality is strong and our allowance for loan losses is adequate. We are well-positioned.

Despite our positioning however, 2009 will not be an easy year. We have already been notified that our 2009 cost for FDIC insurance is going to increase by nearly $1 million. However painful, that`s how the system works. The healthy banks like First National Bank are required to pay for the cost of working out the issues that have been caused by the problem banks.

There will likely be more surprises in 2009 which we cannot predict since we are currently in a horrific economic malaise. There are several reasons, however, for believing that we will successfully navigate our way through this turbulence. First, we are well-capitalized and our asset quality is strong. Second, we have an outstanding Board of Directors. Third, we have a dedicated staff of banking professionals. Fourth, we have loyal clients and friends. Fifth, we have the support of you, our shareholders.

Even though we are faced with a challenging economic environment we intend to distinguish ourselves by making progress as we work to improve our community financial services business. We are determined to make every effort to improve this wonderful company. Thank you for your interest in National Bancshares Corporation and First National Bank. We appreciate your support.


David C. Vernon
President and CEO

FINANCIAL HIGHLIGHTS

These financial highlights are excerpts of and are not a substitute for
National Bancshares Corporation`s consolidated financial statements, including notes, and other detailed financial information we provide elsewhere in this document. You should read the entire document, including the Financial Review and the consolidated financial statements and notes to the consolidated financial statements.
Financial Position
(Dollar amounts in thousands, except per share data)
   								Percentage
At December 31,			2008		2007		Change
Total assets			$338,002	$306,651	10.2 %
Deposits		 	 263,642	 242,523	8.7 %
Loans - net		 	 179,831	 191,488	(6.1)%
Securities		 	 127,248	  84,514	50.6 %
Shareholders` equity	 	  36,881	  34,991	5.4 %
Book value per share	 	   16.75	   15.85	5.7 %

Year ended December 31,
Net interest income		$ 11,286	$ 10,864	3.9 %
Income before income taxes	   2,964	   2,207        34.3 %
Net income			   2,194	   1,711	28.2 %
Cash dividends declared		   1,404	   1,430	(1.8)%
Net income per share		    1.00	    0.77	29.9 %
Cash dividends per share	    0.64       	    0.64	--


National Bancshares Corporation is the holding company for First National Bank, a federally chartered national bank formed in Ohio in 1881. First National Bank has thirteen offices in Orrville, Wooster, Massillon,
Apple Creek, Dalton, Kidron, Lodi, Mt. Eaton, Seville and Smithville. Additional information is available at www.fnborrville.com.

SELECTED FINANCIAL DATA

(Dollar amounts in thousands, except per share data)
As of or for the years ended December 31,

				2008		2007		2006		2005		2004
Income statement data:
Interest income			$17,071		$17,832		$17,157		$16,075		$15,312
Interest expense		  5,785		  6,968		  5,995		  4,128		  3,346
Net interest income		 11,286		 10,864		 11,162		 11,947		 11,966
Provision for loan losses	    482		    147		    160  	    159 	    178
Net interest income after
  provision for loan losses	 10,804		 10,717		 11,002		 11,788		 11,788
Noninterest income		  2,333		  1,990		  1,653		  1,801		  1,895
Noninterest expense		 10,173		 10,500		 11,354		 10,986		  9,897
Income before income taxes	  2,964		  2,207		  1,301		  2,603		  3,786
Income taxes			    770		    496		    137		    503		    875
Net income			  2,194		  1,711		  1,164		  2,100		  2,911

Balance sheet data:
Cash and due from banks		$11,001		$11,842		$ 8,955		$10,985		$11,756
Federal funds sold		     --		    443		  9,820		  8,780		  6,070
Securities			127,248		 84,514		 86,000		 77,009		 76,327
Loans, net			179,831		191,488		184,481		191,538		196,725
Deposits			263,642		242,523		247,681		249,488		248,522
Borrowings			 34,285		 26,374		 22,744		 19,952		 21,679
Shareholders` equity		 36,881		 34,991		 34,680		 34,653		 35,319
Total assets			338,002		306,651		308,358		306,881		308,425

Share and per share data:
Net income			$  1.00		$  0.77		$  0.52		$  0.94		$  1.30
Cash dividends			   0.64		   0.64		   0.64		   0.64		   0.61
Book value at period end	  16.75		  15.85		  15.52		  15.51		  15.81
Weighted average number
  of shares outstanding	      2,203,218	      2,231,369	      2,234,488	      2,234,488	      2,234,488

Performance ratios:
Return on average equity	  6.20%		  4.94%		  3.29%		  5.90%		  8.29%
Return on average assets	  0.70%		  0.56%		  0.38%		  0.70%		  0.97%
Dividend payout percentage	 64.00%		 83.58%		122.87%		 68.10%		 46.83%
Efficiency ratio (1)		 74.70%		 81.69%		 88.60%		 79.91%		 71.41%
Full time equivalent staff	   108		   105		   132		   135	           136
Average total assets to
  full time equivalent staff	$2,916		$2,903		$2,296		$2,234		$2,214

Asset quality ratios:
Allowance for loan losses
  to ending total loans		0.95%		1.05%		1.07%		0.98%		0.89%
Net loan charge-offs
  to average loans		0.41%		0.06%		0.03%		0.01%		0.01%

Capital ratios:
Average equity to average
assets				11.24%		11.35%		11.66%		11.81%		11.65%
Leverage ratio (2)		 7.78%		 8.26%		 8.57%	  	 9.76%		 9.41%
Total risk-based capital
ratio (2)			12.60%		12.78%		13.26%		14.45%		13.73%

(1) The efficiency ratio is calculated by dividing noninterest expenses by the sum of net interest income and noninterest income.
(2) Computed in accordance with Comptroller of the Currency and FDIC guidelines.


SELECTED FINANCIAL DATA

The following table shows quarterly results of operations for 2008 and 2007.
													Basic and
			Interest 	Net interest	Provision for	Income before			diluted earnings
			income		income 		loan losses	income taxes	Net income	per share
(Dollar amounts in thousands)
2008
First quarter		$4,270		$2,744		$187		$660		$491		$0.22
Second quarter		 4,196		 2,763		  71		 685		 514		 0.23
Third quarter		 4,294		 2,843		 126		 778		 574		 0.26
Fourth quarter		 4,311		 2,936		  98		 841		 615		 0.28

2007
First quarter		$4,352		$2,642		$27		$354		$287		$0.13
Second quarter		 4,542		 2,758		 --		 361		 314		 0.14
Third quarter		 4,497		 2,741		 --		 674		 507		 0.23
Fourth quarter		 4,441		 2,723		 120		 818		 603		 0.27


MANAGEMENT`S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This section of the annual report is intended to assist the reader in evaluating the performance of National Bancshares Corporation for the years ended December 31, 2008, 2007 and 2006. This information should be read in conjunction with the consolidated financial statements and accompanying notes to the financial statements.

Forward Looking Statement
The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. Forward-looking statements can be identified by terminology such as `believes,` `expects,` `anticipates,` `estimates,` `intends,` `should,` `will,` `plans,` `potential` and similar words. Forward-looking statements are also statements that are not statements of historical fact. Forward-looking statements necessarily involve risks and uncertainties. They are merely predictive or statements of probabilities, involving known and unknown risks, uncertainties and other factors. If one or more of these risks or uncertainties occurs or if the underlying assumptions prove incorrect, actual results in 2009 and beyond could differ materially from those expressed in or implied by the forward-looking statements.

Forward-looking statements are based upon a variety of estimates and assumptions. The estimates and assumptions involve judgments about a number of things, including future economic, competitive, and financial market conditions and future business decisions. These matters are inherently subject to significant business, economic, and competitive uncertainties, all of which are difficult to predict and many of which are beyond National Bancshares Corporation`s control. Although we believe the estimates and assumptions are reasonable, actual results could vary materially from those shown. Inclusion of forward-looking information does not constitute a representation by National Bancshares Corporation or any other person that the indicated results will be achieved. You are cautioned not to place undue reliance on forward-looking information.

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

During 2008, the Company continued to execute a plan, which was implemented in December 2006. The plan focuses on four critical areas. These areas are first; enhancing services for depositor clients, second; strengthening regulatory compliance, third; enhancing the Company`s ability to originate loan assets and fourth; reducing costs and increasing noninterest income.

In the first half of 2008, the company introduced `Platinum Checking`, a high-interest checking account for clients with balances above $10 thousand. The Platinum Checking account product accounted for $25.4 million or 9.6% of total deposits at December 31, 2008. In November 2008, the Company introduced `Bonus Checking`, an account that pays bonus interest to clients that use our Visa debit card, bill pay services, receive their account statement online, and make at least one electronic direct deposit.

In the first quarter of 2008, the Company hired a new Compliance Officer and Internal Auditor. Each of these new officers has at least twenty years of banking industry experience. In 2008, these officers conducted a comprehensive review of our Compliance and Internal Audit risk assessments and programs to ensure an effective risk-based approach is utilized.

Loans, net of allowance for loan losses decreased $11.7 million or 6.1% from 2007 to 2008. The change in loans was significantly impacted by a $20.9 million mortgage loan securitization transaction in December 2008. Most of the loan growth, net of the securitization, has occurred through loan participations purchased from other Ohio financial institutions. The Bank announced a new senior loan officer in January 2009. The new senior loan officer has 27 years of banking experience and is responsible for business development and management of all Bank lending activities.

Checking account fees, Visa check card interchange fees and income from mortgage banking activities have significantly increased since the implementation of this plan. In July 2008, the Bank sold its $1.5 million credit card portfolio and generated a $435 thousand gain on the transaction.

Cost reductions have been realized in 2008 through reduced salaries and wages and marketing expenses. Salaries and employee benefits were $5.1 million for the year ended December 31, 2008, a decrease of $0.7 million compared to the year ended December 31, 2006. Nearly thirty full-time equivalent positions have been eliminated since 2006 almost entirely through attrition. Marketing expenses were $144 thousand for the year ended December 31, 2008, a decrease of $272 thousand compared to the same period in 2006.

Office of the Comptroller of the Currency (`OCC`) regulations requires banks to maintain certain minimum levels of regulatory capital. Additionally, the regulations establish a framework for the classification of banks into five categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Generally, an institution is considered well-capitalized if it has a core (Tier 1) capital ratio of at least 5.0% (based on adjusted total assets); a core (Tier 1) risk-based capital ratio of a least 6.0%; and a total risk-based capital ratio of at least 10.0%. The Bank had capital ratios above the well-capitalized levels at December 31, 2008 and December 31, 2007.

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

Financial Condition
Total assets increased 10.2% to $338.0 million as of December 31, 2008, from $306.7 million at December 31, 2007. Securities available for sale totaled $127.2 million as of December 31, 2008, compared to $84.5 million at December 31, 2007. Loans, net of allowance for loan losses decreased
$11.7 million to $179.8 million as of December 31, 2008, compared to $191.5 million at December 31, 2007. The increase in securities available for sale and the decrease in the loan portfolio were significantly impacted by a $20.9 million mortgage loan securitization transaction with the Federal Home Loan Mortgage Corporation in December 2008. The Bank has recorded the securities as available for sale and continues to service the loans. Deposits increased 8.7% to $263.6 million as of December 31, 2008, compared to $242.5 million at December 31, 2007. Shareholders` equity increased 5.4% to $36.9 million at the end of 2008, from $35.0 million at the end of 2007. Accumulated other comprehensive income increased to $1.5 million as of December 31, 2008, compared to $295,000 as of Dec. 31, 2007. The change in accumulated other comprehensive income was a result of an increase in unrealized gains on securities.

Loans:
Net loans decreased by $11.7 million or 6.1% from 2007 to 2008. The change in net loans was significantly impacted by the aforementioned securitization transaction. The loan demand in the Bank`s primary market remains soft. However, the Bank is focusing its efforts on aggressively attracting commercial loan business and continuing to buy loan participations from other Ohio banks (commercial and commercial real estate and consumer loans.) Real estate loans decreased by $20.6 million or 12.8%. Home equity loans increased $3.6 million or 17.2% from 2007 to 2008 as a result of increased marketing efforts by the Bank`s mortgage banking department. The Bank`s loan portfolio consists of $140.2 million loans secured by real estate, which represents 77.1% of total loans as of December 31, 2008.

First National Bank`s loan policy provides for a loan mix up to 60% of total loans for commercial loans, up to 40% of total loans for consumer loans, up to 60% of total loans for residential real estate loans and up to 200% of total capital for commercial real estate loans. The loan to deposit ratio will not exceed 90%.

Consumer loans increased $2.4 million as of December 31, 2008 compared to December 31, 2007. Consumer loans increased due to the purchase of automobile loans from another Ohio bank. The purchased loans are subject to the same underwriting standards as loans generated in our offices.


Loan portfolio composition at December 31,
			2008		2007		2006		2005		2004
			$	 %	$	 %      $ 	 %	$	 %	$	 %
(Dollar amounts in thousands)
Real estate:
Commercial		$48,034	 27%	$51,463	 27%	$45,737	 25%	$47,638	 25%	$47,081	 24%
Residential		 54,924	 30%	 80,113	 41%	 86,652	 46%	 91,592	 47%	 97,694	 49%
Home equity		 24,442	 13%	 20,857	 11%	 19,383	 10%	 19,045	 10%	 18,272	  9%
Construction		 12,846   7%	  8,367	  4%	  6,079	  3%	  6,440	  3%	  6,327	  3%
			140,246	 77%	160,800	 83%	157,851	 84%	164,715	 85%	169,374	 85%

Consumer		 14,354	  8%	 11,988	  6%	  7,522	  4%	  6,205	  3%	  5,386	  3%
Commercial		 25,583	 14%	 17,552	  9%	 18,519	 10%	 20,046	 10%	 21,197	 10%
Credit cards  		     --	  0%	  1,614	  1%	  1,521	  1%	  1,406	  1%	  1,362	  1%
Other		          1,658	  1%	  1,987	  1%	  1,609	  1%	  1,566	  1%	  1,675   1%
Total Loans		181,841	100%	193,941	100%	187,022	100%	193,938	100%	198,994	100%
Less:
Unearned and
  deferred income	   (292)	   (425)	   (548)	   (496)	   (505)
Allowance for
  loan losses		 (1,718)	 (2,028)  	 (1,993)	 (1,903)	 (1,763)
Net loans		$179,831	$191,488	$184,481	$191,539	$196,726
Net loans as
  a percent of
  total assets		  53.20%	  62.45%	  59.83%	  62.41%	  63.78%


In 2008, total agricultural loans decreased by $1.4 million to $2.9 million. $2.4 million of the principal outstanding consists of loans collateralized by farmland, which is included in the $48.0 million commercial loans secured by real estate. The remainder, $500 thousand, consists of loans for agricultural production and other loans to farmers, and that figure is included in the $25.6 million figure for commercial loans (not collateralized by real estate). Ranked by North American Industry Classification System ~ or NAICS ~ codes, the industries most represented by First National Bank`s commercial borrowers includes lessors of residential buildings and dwellings and lessors of non-residential buildings, in that order, accounting for 3.8% and 1.3% of the total loans at year-end 2008, respectively.

Approximately 46% of the conventional mortgage loans secured by 1-4 family real estate are long term fixed interest rate loans. The majority of loans added to First National Bank`s portfolio, by the 2002 acquisition of Peoples Federal, were fixed- rate residential mortgage loans, but the number of such loans has declined since the merger as the fixed-rate mortgages have been refinanced or paid off. Approximately 54% of the portfolio of conventional mortgage loans secured by 1-4 family and multifamily real estate at year-end 2008 consisted of adjustable rate loans. First National Bank`s fixed-rate conventional mortgage loans are originated with loan documentation that permits their sale in the secondary market. The Bank`s policy is to classify all fixed-rate mortgage loans as `Held for Sale` or `Held for Portfolio` at the time the loans are originated within various scenarios and classifications set by the Bank. The classification is based upon several factors such as the Bank`s interest rate risk position, the loan`s interest rate and term, the Bank` liquidity position, the interest rate environment and general economic conditions.

First National Bank has not engaged in the practice of originating sub-prime loans. As of December 31, 2008, the Bank does not have a single variable-rate loan on which the interest is scheduled to increase.

Allowance for Loan Losses
As explained in Note 1 of the consolidated financial statements, the allowance for loan losses is a valuation allowance for probable credit losses, increased by the provision for loan losses and recoveries, and decreased by charge-offs. The allowance for loan losses is the sum of components recognized and measured either: (1) according to Statement of Financial Accounting Standards (SFAS) 5, `Accounting for Contingencies,` for pools of homogenous loans, or (2) according to SFAS 114, `Accounting by Creditors for Impairment of a Loan,` for loans the Bank considers impaired based upon individual loan review. Management determines the necessary allowance balance using the Bank`s loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

Loans Analyzed Individually.
Determining the loan loss allowance begins with the Bank`s assessment of credit risk for loans analyzed individually. Individual loans are assigned credit-risk grades based on the Bank`s assessment of conditions affecting a borrower`s ability to satisfy its contractual obligation under the loan agreement. The assessment process includes reviewing a borrower`s current financial information, historical payment experience, credit documentation, public information, and other information specific to each borrower. Loans reviewed individually are reviewed at least annually or more frequently if management becomes aware of information affecting a borrower`s ability to fulfill its obligation. All loans over $250 thousand or to customers whose aggregate total borrowing exceeds $250 thousand are reviewed individually, except for first mortgage loans on a borrower`s personal residence. Loans or customers with balances under $250 thousand may also be reviewed individually if considered necessary by the board and management. All commercial lending relationships over $100 thousand are ranked according to risk at least annually. Risk rankings also change at any point during the year if the creditworthiness of a borrower changes. In addition, risk ratings are reviewed annually by a qualified independent third party. The independent third party reviews all aggregate loan relationships of $250 thousand or greater along with a sampling of loan relationships between $100 thousand and $250 thousand. Loans analyzed individually are ranked as follows:

Loans Graded 1, 2, 3 and 4 are loans that are considered satisfactory, with lower than average risk and low probability of serious financial deterioration on the borrower`s part.

Loans Graded 5 (`Watch`) are performing according to the terms of the loan agreement but that nevertheless require enhanced management supervision because of factors such as an unusual payment history or a deterioration in the borrower`s financial condition.

Loans Graded 6 (`Special-Mention`) have more than average risk, with identified potential weaknesses that deserve management`s close attention. Left uncorrected, the potential weaknesses could result in deterioration of repayment prospects. In the case of a commercial borrower, for example, potential weaknesses could include adverse trends in the borrower`s operations or adverse economic or market conditions that could affect the borrower in the future.

Loans Graded 7 (`Substandard`) are inadequately protected by the current financial condition and paying capacity of the borrower or by the collateral securing the loan. Substandard loans have a well-defined weakness or weaknesses jeopardizing collection of the debt in full, with a distinct possibility of loss if the weakness or weaknesses are not corrected. Loans may be classified substandard even if payments are not 90 days or more past due. Loans 90 days or more past due are classified as substandard or lower unless the loan is adequately collateralized and in the process of collection.

Loans Graded 8 (`Doubtful`) have all the weaknesses inherent in those classified as substandard, with the added characteristic that existing facts, conditions and values make collection or liquidation in full highly questionable and improbable. The possibility of loss is extremely high, but because of factors that could work to the borrower`s advantage classification of the `doubtful` loan as `loss` is deferred.

Loans Graded 9 (`Loss`) are those considered uncollectible or portions of loans that are considered uncollectable. Loans in this category are charged-off by management.

If it is probable that the Bank will be unable to collect all principal and interest due on a commercial or non-loan then that loan is considered impaired. Management measures the amount of impairment using the loan`s expected future cash flows (discounted at the loan`s effective interest rate), or the fair value of the underlying collateral if loan repayment is expected to come from the sale or operation of the collateral. First National Bank considers commercial or non-loans graded doubtful or loss to be impaired.
Some loans graded substandard are considered impaired. Special mention and watch loans are not considered to be impaired. Impairment is evaluated in total for smaller-balance loans of similar type and purpose ~ such as residential mortgage and consumer, ~ and on an individual loan basis for other loans (other loans consists of loans to non-profit organizations and loans collateralized with cash). If a loan is impaired, a portion of the loan loss allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan`s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Increases in the allowance for loan losses are made by expensing a provision for loan losses. No specific provision for loan losses expense would result if an individually reviewed loan is graded higher than `watch`, but such loans are included in the pools of loans analyzed under SFAS 5. Loans classified `special mention` or `substandard`, and smaller-balance loans classified `doubtful` are assigned a provision based upon a historical migration analysis performed on classified loans.
The migration analysis identifies the percentage of classified loans by category that has historically been ultimately charged-off. The migration percentages are reviewed and adjusted by management to reflect various factors such as the growth and change in mix of the loan portfolio and the regulator`s guidelines. Loans ranked `loss` are charged off in their entirety because at that point the unconfirmed loss that the loan loss allowance is intended to approximate is considered to be confirmed.

As of December 31, 2008, 2007 and 2006 classified assets were as follows:

Classified assets at December 31,
				    2008		    2007		    2006
					Percent of		Percent of		Percent of
				Amount  total loans	Amount  total loans	Amount  total loans
(Dollar amounts in thousands)
Classified Loans:
  Special mention		$3,294	1.8%		$  401	0.2%		$6,476	3.5%
  Substandard			 3,874	2.1%		 4,839	2.5%		 5,350	2.9%
  Doubtful		   	    --	0.0%		    79	0.0%		   161	0.0%
  Loss			   	    --	0.0%		    --	0.0%		   152	0.0%
  Total classified loans	 7,168	3.9%		 5,319	2.7%		12,139	6.5%
  Other classified assets	    --	0.0%		    --	0.0%		    --	0.0%
  Total classified assets	 7,168	3.9%		 5,319	2.7%		12,139	6.5%


Pools of Loans Analyzed under SFAS 5
The total loan loss allowance is derived both from analysis of individual impaired loans under SFAS 114 and analysis of aggregated pools of loans under SFAS 5. Smaller balance loans (such as automobile or home equity loans, for example), groups of loans (such as residential mortgage loans), and less severely classified loans reviewed individually may be analyzed on an aggregated or pooled basis under SFAS 5.

Under SFAS 5, loans are segmented into groups of loans having similar risk characteristics based on purpose, loan type, and collateral, for example residential mortgage loans, home equity loans, and consumer loans. Losses inherent in pools of loans are estimated using average historical losses over a period of years for loans of those types, but with adjustments to account for changes in loan policies, changes in underwriting or loan recovery practices, changes in prevailing economic conditions, changes in the nature or volume of the loan portfolio, and changes in other internal and external factors. Loans secured by real estate ~ particularly residential mortgage loans ~ generally have less credit risk than other types of loans.

Changes in the Allowance for Loan Losses and Classified Assets
A proper loan review function is vital to establishment of an appropriate loan loss allowance. Loan officers and the Bank`s credit analysts are responsible for the assignment of risk ratings for loans reviewed individually. Each quarter, a committee consisting of the Bank`s Chief Financial Officer and Senior Credit Officer evaluates the loan loss allowance and reports the results of its evaluation to senior management and the Bank`s board. The Bank adjusts its loan loss allowance methodologies retrospectively as well, making adjustments in its estimates and assumptions as necessary to account for variances of estimated loan losses from actual loan loss experience. The Bank`s determination about classification of its assets and the amount of its allowances is subject to review by the Office of the Comptroller of the Currency (OCC), which may order the establishment of additional loss allowances.

First National Bank`s allowance for loan losses to total loans was 0.95% for 2008. This is a decrease of 0.10% when compared to 2007. In 2007, the percentage of the allowance for loan losses to total loans was 1.05%.
This represents a 0.02% decrease over 2006. Total nonperforming loans have decreased from $2.8 million as of December 31, 2007 to $2.0 million at December 31, 2008. In 2008, total classified loans increased from $5,319 to $7,168 or 34.8%. A stagnant local economy and marginal deterioration of the financial position of some of the Bank`s commercial borrowers led to more loans being classified.

Loan review and monitoring is vital to establishment of an appropriate loan loss allowance and to proper credit administration and risk management. In order to minimize the credit risk inherent in the lending process, management and the Board has adopted a more formal and systematic approach with credit administration and loan review. As part of this systematic approach, in both 2007 and 2008, a qualified independent third party was engaged to perform loan reviews. Management intends to continue this practice on an annual basis.

Loans deemed uncollectible are charged against the allowance for loan losses. After a loan is charged off, the Bank continues to recover the loss. Recoveries of previously charged-off amounts are credited to the allowance for loan losses. The Bank recorded a $676 thousand partial charge-off of a $1.7 million Summit County commercial real estate loan in 2008. Transactions in the allowance for loan losses are summarized in following table:

				Year ended December 31,
				  2008		  2007		  2006		  2005		  2004
(Dollar amounts in thousands)
Balance, beginning of period	  $2,028	  $1,993	  $1,903	  $1,763	  $1,604
Loans charged off:
Collateralized by real estate:
     Commercial			     688	      --	      39	      --	      --
     Residential		      16	      12	      42	      --	      24
     Home equity		       9	      --	      --	      --	      --
     Construction		      --	      --	      --	      --	      --
     Consumer			      69	      72	      43	       8	      25
     Commercial			      32	      67	      17	      33	      --
     Credit cards		      21	      --	      21	      16	      20
     Other		              10	      --	      --	      --	      --
          Total loans charged off    845	     151	     162	      57	      69
Recoveries of loans
  previously charged off:
Collateralized by real estate:
     Commercial			       5	      --	      --	      --	      --
     Residential		      14	       1	      14	      --	      --
     Home equity		       2	      --	      --	      --	      --
     Construction		      --	      --	      55	      32	      --
     Consumer			      11	      37	      16	       5	       1
     Commercial		     	      --	      --	       1	       1	      41
     Credit cards		       1	       1	       6	      --	       8
     Other			      20	      --	      --	      --	      --
           Total recoveries	      53	      39	      92	      38	      50
Net loans charged off		    (792)	    (112)	     (70)	     (19)	     (19)
Provision charged to operations	     482	     147	     160	     159	     178

Balance, end of period		  $1,718	  $2,028	  $1,993	  $1,903	  $1,763
Loans outstanding:
          Average		$192,472	$187,888	$186,146	$197,064	$194,032
          End of period		 181,549	 193,941	 187,022	 193,937	 198,993
Ratio of allowance for loan
  losses to total loans
  outstanding at end of period	   0.95%	   1.05%	   1.07%	   0.98%	   0.89%
Net charge offs to average loans   0.41%	   0.06%	   0.04%	   0.01%	   0.01%


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

			Allocation of the allowance for loan losses at December 31,
			2008			2007			2006			2005			2004
			Amount	Percent(1)	Amount	 Percent(1)	 Amount	Percent(1)	Amount	Percent(1)	Amount	Percent(1)
(Dollar amounts in thousands)
Real estate:
     Commercial		$  501	27%		$  779	27%		$  654	25%		$  720	25%		$  373	24%
     Residential	   169	30%		   321	41%		    88	46%		   186	47%		   114	49%
     Home equity	   121	13%		   115	11%		     9	10%		     8	10%		    13	9%
     Construction	    26	7%		    --	4%	 	    --	3%		    --	3%		    --	3%
Consumer		   280	8%		   116	6%		    89	4%		    40	3%		    16	3%
Commercial		   579	14%		   552	9%		 1,064	10%		   826	10%		 1,226	10%
Credit cards		    --	0%		    48	1%		    31	1%		    47	1%		    21	1%
Other			    10	1%		    --	1%		    58	1%		    76	1%		    --	1%
Unallocated		    32	n/a		    97	n/a		    --	n/a		    --	n/a		    --	n/a
	Total		$1,718	100%		$2,028	100%		$1,993	100%		$1,903	100%		$1,763	100%

(1) - Percent of loans in each category to total loans.


Management reviews nonperforming assets on a regular basis and assesses the requirement for specific reserves on those assets. Any loan past due 90 days or more and any loan on non-accrual is considered to be a nonperforming asset. Any loan 90 days or more past due that is not both adequately collateralized and in a positive cash-flow position and any loan to a borrower experiencing serious financial deterioration may be placed on non-accrual by the Senior Credit Officer with the concurrence of senior management. Interest received on non-accrual loans ~ also referred to as nonperforming loans ~ is recorded as a reduction of principal. The table to follow summarizes nonperforming assets and other nonperforming assets by category.

				Problem assets at December 31,
					2008	2007	2006	2005	2004
(Dollar amounts in thousands)
Real estate:
Commercial:
	Non-accrual			$  1,306	$  2,106	$    454	$     --	$     --
	Past due 90 days or more	      --	      --	      --	      --	      --
Residential:
	Non-accrual			      60	     209	     223	     599	     395
	Past due 90 days or more	     173	     142	     217	     198	      52
Home equity:
	Non-accrual			     386	      --	       8	       5	      --
	Past due 90 days or more	      34	       9	      --	      --	      --
Construction:
	Non-accrual			      --	      --	     276 	      --	     125
	Past due 90 days or more	      --	      --	      --	      --	      --
Not collateralized by real estate:
Consumer:
	Non-accrual			      --	      --	      --	       4	       8
	Past due 90 days or more	      24	       1	       8               5	       4
Commercial:
	Non-accrual			      --	     330	   1,100	   1,472	     899
	Past due 90 days or more	      30	      --	      22	      36    	      --
Credit cards:
	Non-accrual			      --	      --	      --	      --	      --
	Past due 90 days or more	      --	       6	      --   	       6	      --
	Total nonperforming loans	   2,013	   2,803	   2,308	   2,325	   1,483
Other real estate owned			     354	     194	     103	     103	      46
     Total nonperforming assets		$  2,367	$  2,997	$  2,411	$  2,428	$  1,529
Loans outstanding, net			$179,831	$191,488	$184,481	$191,538	$196,725
Nonperforming loans
  to total net loans			    1.12%	   1.46%	   1.25%	   1.21%	   0.75%
Nonperforming assets
  to total assets			    0.70%	   0.98%	   0.78%	   0.79%	   0.50%
Allowance for loan losses
  to total loans			    0.95%	   1.05%	   1.07%	   0.98%	   0.89%
Allowance for loan losses
  to nonperforming loans   		   85.35%	  72.35%	  86.38%	  81.86%	 118.88%


Securities
Total securities increased $42.7 million or 50.6% at December 31, 2008 when compared to December 31, 2007. The Bank actively purchases bonds issued by local municipalities, school systems and other public entities when opportunities arise. Other securities are primarily comprised of mortgage-backed securities, municipal securities and securities issued by corporations. Securities are classified either as held to maturity or as available for sale. The Bank does not hold any securities for trading purposes. If management has the intent and the Bank has the ability at the time of purchase to hold a security until maturity, the security is classified as held-to-maturity and it is reflected on the balance sheet at amortized cost. Securities to be held for indefinite periods and not intended to be held to maturity or on a long-term basis are classified as available-for-sale, and they are reflected on the balance sheet at their market value. Management generally believes that all securities should be classified as available-for-sale but makes that determination at the time of purchase. In order to more effectively manage securities and to be in a better position to react to market conditions, at December 31, 2008, all securities were classified as available for sale. At year-end 2008 and 2007 there was no single issuer of securities where the total book value of such securities exceeded 10% of shareholders` equity except for U.S. government and agency obligations.


The following table shows the amortized cost and estimated fair values of the corporation`s securities portfolio at the date indicated.
						Gross		Gross
				Amortized	unrealized	unrealized	Fair
				cost		gains		losses		value

(Dollar amounts in thousands)
December 31, 2008
Available for sale:
State and municipal		$ 16,173	$   234		$   (193)	$ 16,214
Corporate bonds and notes	   7,630	      5		    (453)	   7,182
Mortgage-backed		         101,220	  2,616		      --	 103,836
Equity Securities		      23	     --		      (7)	      16
	Total securities	$125,046	$ 2,855		$   (653)	$127,248

December 31, 2007
Available for sale:
U.S. Government and federal
agency				$ 10,107	$   161		$     --	$ 10,268
State and municipal		  15,786	    295		     (13)	  16,068
Corporate bonds and notes	  17,864  	     26		    (295)	  17,595
Mortgage-backed			  40,310	    294		     (21)	  40,583
	Total securities	$ 84,067	$   776		$   (329)	$ 84,514

December 31, 2006
Available for sale:
U.S. Government and federal
agency				$ 29,537	$    69		$   (226)	$ 29,380
State and municipal		  17,110	    330		     (45)	  17,395
Corporate bonds and notes	  27,579	    132		    (441)	  27,270
Mortgage-backed			  12,030	      4		     (79)	  11,955
	Total securities	$ 86,256	$   535		$   (791)	$ 86,000



The contractual maturity of securities available for sale at
December 31, 2008 is shown below.
	 		One year	More than one	More than five	More than
			or less		to five years	to ten years	ten years	Total securities

			Carrying value	Carrying value	Carrying value	Carrying value	Carrying value		Market
			Average yield	Average yield	Average yield	Average yield	Average yield		value
(Dollar amounts in thousands)
State and municipal	$    297	$  4,465	$  6,593	$  4,859	$ 16,214		$ 16,214
			   4.89%	   3.91%	   4.10%	   4.03%	   4.04%
Corporate bonds
  and notes		   3,884	   3,298	      --	      --    	   7,182	   	7,182
			   6.91%	   5.68%	      --	      --	   6.34%
Mortgage-backed		       3	      --	  30,315  	  73,518  	 103,836		 103,836
			   9.57%	      --	   4.86%	   5.26%	   5.14%
Total securities	$  4,184	$  7,763	$ 36,908	$ 78,377	$127,232		$127,232
			   6.77%	   4.66%	   4.72%	   5.19%	   5.07%


Restricted Equity Securities
As of December 31, 2008, the Bank held 24,855 shares of $100 par value Federal Home Loan Bank of Cincinnati stock, which are restricted-equity securities. FHLB stock represents an equity interest in the FHLB, but it does not have a readily determinable market value. The stock can be sold at its par value only, and only to the FHLB or to another member institution. Member institutions are required to maintain a minimum stock investment in the FHLB, based on total assets, total mortgages, and total mortgage-backed securities.

Total Liabilities
Total liabilities increased by $29.5 million or 10.8% from 2007 to 2008. This increase is primarily a result of a $19.5 million increase in interest-bearing deposits and an increase of $4.0 million in Federal Home Loan Bank advances.

Deposits
Deposits increased during 2008 by $21.1 million or 8.7%. The increase is primarily attributed to a growth in interest-bearing demand deposits of $27.9 million. This increase was partially offset by decreases in savings and time deposits. First National Bank`s savings accounts include passbook and statement savings, as well as preferred savings accounts, which are tiered to pay higher rates for higher balances. First National Bank has not solicited brokered deposits. Savings accounts decreased by $3.9 million or 7.3% from the end of 2007 to the end of 2008. This was primarily due to customer fund movement to higher yielding money market type demand accounts. Time deposits decreased by $4.6 million or 5.7%. This decrease is a result of the success of our premium money market demand and checking accounts, and management`s decision to maintain a reasonable time deposit rate structure. Interest-bearing demand deposits, which include negotiable order of withdrawal accounts and money market demand accounts, increased $27.9 million or 43.2% during 2008. Much of the increase in this category is attributed to the Bank`s success in marketing our `Platinum Checking` account.



Maturity of time deposits of $100,000 or more at December 31, 2008
(Dollar amounts in thousands)

Time Remaining to Maturity			Amount      	Percent of Total
     Three months or less			$ 4,303		33.3%
     Over three through 12 months		  5,601		43.3%
     Over one year through 3 years		  3,033		23.4%
     Over 3 years				     --		--%
     Total					$12,937		100.0%


Liquidity and Capital Resources
A Bank`s liquidity risk is the risk associated with having to satisfy current and future financial obligations in a timely manner. Both short- and long-term liquidity needs are addressed by maturities and sales of unpledged securities, loan repayments and maturities, sales of loans that are not pledged as security for FHLB borrowings, and transactions in cash and cash equivalents, such as federal funds purchased. The use of these resources, combined with access to credit, provide funds for satisfying depositor and borrower needs. Management considers the Bank to have satisfactory liquidity, with the ability to satisfy the demands of customers and the local economy. Liquidity may be adversely affected by unexpected deposit outflows, which can be caused by higher interest rates paid by competitors. Management continually monitors projected liquidity needs and establishes a desirable level based in part on the Bank`s commitment to make loans as well as management`s assessment of the Bank`s ability to generate funds.

The most liquid assets are cash and cash equivalents, which at year-end 2008 consisted of $11.0 million in cash and due from banks. At year-end 2007 cash and cash equivalents consisted of $11.8 million in cash and due from banks and $0.4 million in federal funds sold. Federal funds sold are overnight investments with correspondent banks, an investment and liquidity tool used to maximize earning assets. Securities classified as available for sale that are not pledged are another source of liquidity. We consider the Bank`s loans-to-deposits ratio to assess liquidity, seeking to cap the ratio of loans to deposits at 100%. The ratio of total loans to deposits at year-end 2008 was 68.9%. At the end of 2008 the fair value of securities available for sale was approximately $127.2 million, while the total carrying value of securities pledged was approximately $30.7 million, representing securities pledged to secure public deposits and repurchase agreements.

Operating activities, as described in the Consolidated Statements of Cash Flows in the attached consolidated financial statements, shows net cash provided of $2.9 million in 2008, $1.8 million in 2007 and $2.4 million in 2006, generated principally from net income in those years. The Bank reported $7.1 million in originations and proceeds from sales of mortgage loans held for sale as operating activities in 2008.

Investing activities, as described in the Consolidated Statements of Cash Flows in the attached consolidated financial statements, consist primarily of loan originations and repayments, along with securities purchases, sales and maturities. In 2008, net cash used in investing activities was $31.8 million. The increase in loans over the year and the purchase of loans utilized $11.3 million of cash. Net cash used from activity in securities available for sale totaled $21.0 million in 2008. Management continued the reallocation of the investment portfolio started in 2007 by primarily purchasing seasoned 15 and 20 year discount agency mortgage-backed securities in 2008. In 2007, net cash used in investing activities was $4.9 million. The increase in loans over the year and the purchase of loans generated a $7.2 million use of cash. Net proceeds from activity in securities available for sale was $2.3 million in 2007. During 2007, management sold $22.7 million of callable securities and corporate bonds. The proceeds from those sales were used to purchase `bullet substitute` discount agency mortgage-backed securities with shorter duration than the securities sold and seasoned 15 and 20 year discount agency mortgage-backed securities. A `bullet substitute` is a collateralized mortgage obligation whose structure and price lends itself to perform well in a declining rate environment like a bullet bond of a similar duration. Three characteristics that contribute to a bullet like performance are discount coupon, prepayment accretion and structure
(e.g. principal lock-out and prepayment protection.) Duration is a weighted-average term-to-maturity of a security`s cash flows, the weights being the present value of each cash flow as a percentage of the security`s full price. In 2006, as interest rates continued to increase we experienced a decline in loans. Overall, net cash used in investing activities was $2.9 million, as net loan pay downs resulted in a $6.7 million source of cash and net securities purchased resulted in an $8.8 million use of cash. Additionally, capital expenditures resulted in a use of cash, in the amount of $918 thousand, primarily for the cost associated with replacing our Kidron, Ohio, office with a new office.

Financing activities, as described in the Consolidated Statements of Cash Flows in the attached consolidated financial statements, includes the solicitation and repayment of customer deposits, borrowings and repayments, treasury stock activity, and the payment of dividends. In 2008, net cash provided by financing activities was $27.5 million. The increase in deposits and short-term borrowings over the year provided $25.0 million of cash. At December 31, 2008, the Bank had $21 million of borrowings outstanding with FHLB, maturing in the years 2009, 2010 and 2011. This amount represents a $4.0 million increase from the $17.0 million that was owed at the end of 2007.

First National Bank has approximately $45.6 million available in short-term funding arrangements with its correspondent banks and the FHLB. Additional information concerning FHLB borrowings and bank obligations under repurchase agreements is contained in Notes 8 and 9 of the consolidated financial statements of National Bancshares Corporation. The outstanding balances and related information about short-term borrowings, which consists almost entirely of securities sold under agreements to repurchase are summarized as follows:

						Year ended December 31,
					2008		2007		2006
(Dollar amounts in thousands)
Balance at year-end			$10,469		$ 8,831		$ 7,902
Average balance outstanding		 10,134		  8,642		  6,008
Maximum month-end balance		 11,136		 10,956		  7,902
Weighted-average rate at year-end	  0.50%		  2.85%		  3.63%
Weighted-average rate during the year	  1.43%		  3.86%		  3.48%


The Bank is subject to federal regulations imposing minimum capital requirements. Total risk-based capital, tier I risk-based capital, and tier I leverage capital ratios are monitored to assure compliance with regulatory capital requirements. At December 31, 2008, the Bank exceeded minimum risk-based and leverage capital ratio requirements. The Bank`s ratio of total capital to risk-based assets was 12.60% on December 31, 2008.
The minimum required ratio is 8%. Additional information concerning capital ratios at year-end 2008 and 2007 is contained in Note 14 of the consolidated financial statements.

Contractual Obligations
As discussed in the notes to National Bancshares Corporation`s consolidated financial statements, obligations exist to make payments under contracts, including borrowings. At December 31, 2008, the aggregate contractual obligations are outlined below:


Payment due by period
(Dollar amounts in thousands)

						One year	More than one	More than three		More than
Contractual Obligations		Total		or less	 	to three years	to five years		five years
Time deposits			$75,326		$51,744		$21,813		$ 1,763			$    6
Long-term obligations		 21,000		  3,000		 18,000		     --		            --
Information system
  contract obligations		  3,409		    632		  1,147		  1,073			   557
Operating lease obligations	     36		     26		     10		     --		            --
	Total			$99,771		$55,402		$40,970		$ 2,836			$  563


Off-Balance Sheet and Contingent Liabilities
Financial instruments, such as loan commitments, credit lines, and letters of credit are issued to satisfy customers` financing needs. Ordinarily having fixed expiration dates, these commitments are agreements to provide credit or to support the credit of others, as long as conditions established in the contracts are satisfied. Off-balance-sheet risk in the form of potential credit loss exists up to the face amount of these instruments, although we do not expect losses. Since these commitments are viewed as loans, the same credit policies used for loans are used to evaluate making the commitments. These funding commitments by expiration period were as follows at year-end 2008:


Expiration of funding commitments
				One year	More than
				or less		one year	Total
(Dollar amounts in thousands)
Unused loan commitments		$26,454		$22,935		$49,389
Commitment to make loans	  2,382		     --		  2,382
Letters of credit		    109		     --		    109
	Total			$28,945		$22,935		$51,880


Of the unused loan commitments, $10,065 are fixed-rate commitments and $39,324 are variable-rate commitments. Rates on unused fixed-rate loan commitments range from 6.25% to 19.80%. The funding commitments shown in the table above do not necessarily represent future cash requirements since experience demonstrates that a large percentage of funding commitments expire unused or partially used.

The Bank is required by regulations of the Federal Reserve Board to maintain cash reserves on hand or on deposit with the Federal Reserve Bank. Reserve requirements vary according to the amount of a Bank`s transaction accounts, checking accounts principally. Reserve balances do not earn interest. First National Bank was required to maintain cash reserve balances with the Federal Reserve Bank of $100 thousand at year-end 2008 and $3.5 million at year-end 2007.

The Bank sells some of the loans it originates, particularly conventional fixed-rate residential mortgage loans. The loans are sold without recourse. The Bank has retained mortgage-servicing rights on approximately $38.0 million of residential mortgage loans sold.

Shareholders` Equity
The $1.9 million or 5.4% increase in shareholders` equity from year-end 2007 to year-end 2008 was caused by an increase in accumulated other comprehensive income, which results from improvement in the market value of securities available for sale and earnings greater than the dividend payout. These increases were partially offset by the purchase of 5,017 shares of National Bancshares Corporation common stock for $86 thousand in 2008. Accumulated other comprehensive income represents the unrealized appreciation or depreciation (net of taxes) in the market value of securities available for sale. Interest rate volatility, economic and interest rate conditions could cause material fluctuations in accumulated other comprehensive income. The dividend payout ratio for 2008 is 64.00% versus 83.58% in 2007.

National Bancshares Corporation is dependent on the Bank for earnings and funds necessary to pay dividends, and the payment of dividends, by the Bank to National Bancshares Corporation, is subject to bank regulatory restrictions. According to the National Bank Act and Office of the Comptroller of the Currency (OCC) Rule 5.64, a national bank may never pay a cash dividend without advance OCC approval if the amount of the dividend exceeds retained net income for the year and for the two preceding years (after any required transfers to surplus). In December 2008, the Bank paid a dividend to National Bancshares Corporation in the amount of $2.5 million. During 2009, the Bank must obtain regulatory approval to pay dividends to the holding company until 2009 net income exceeds $1,210.

Interest Rate Sensitivity
Asset-liability management is the active management of a bank`s balance sheet to maintain a mix of loans and deposits consistent with its goals for long-term growth and risk management. Banks, in the normal course of business, assume financial risk by making loans at interest rates that differ from rates paid on deposits. Deposits often have shorter maturities than loans and adjust to current market rates faster than loans. The result is a balance sheet mismatch between assets (loans) and liabilities (deposits).

The function of asset-liability management is to measure and control three levels of financial risk: interest rate risk (the pricing difference between loans and deposits), credit risk (the probability of default), and liquidity risk (occurring when loans and deposits have different maturities).

A primary objective in asset-liability management is managing net interest margin, that is, the net difference between interest earning assets (loans) and interest paying liabilities (deposits) to produce consistent growth in the loan portfolio and shareholder earnings, regardless of short-term movement in interest rates. The dollar difference between assets (loans) maturing or repricing and liabilities (deposits) is known as the rate sensitivity gap
(or maturity gap). Banks attempt to manage this asset-liability gap by pricing some of their loans at variable interest rates.

A more precise measure of interest rate risk is duration, which measures the impact of changes in interest rates on the expected maturities of both assets and liabilities. In essence, duration takes the gap report data and converts that information into present-value worth of deposits and loans, which is more meaningful in estimating maturities and the probability that either assets or liabilities will reprice during the period under review.

Interest rate risk is the result of such risks as repricing risk, option risk and basis risk. Repricing risk is caused by the differences in the maturity, or repricing, of assets and liabilities. Most residential mortgage and consumer loans give consumers the right to prepay with little or no prepayment penalty, and because of competitive pressures, it may not be advisable to enforce prepayment penalties on commercial loans. First National Bank`s fixed-rate conventional mortgage loans are originated with loan documentation that permits such loans to be sold in the secondary market.
The Bank`s policy is to classify these loans as `Held for Sale` or `Held in Portfolio` at the time the loans are originated based on such factors as the Bank`s liquidity position, interest rate environment and general economic conditions.

Option is the risk that a change in prevailing interest rates will lead to an adverse impact on earnings or capital caused by changes in the timing of cash flows from investments. Cash flows may be received earlier than expected as a result of the exercise of options or of embedded options in financial contracts. The option a borrower has to prepay a loan is similar to the option a depositor has to make an early withdrawal from a deposit account. This form of embedded option, which gives the customer the opportunity to benefit when interest rates change in their favor, ordinarily occurs at the Bank`s expense in the form of higher interest expense or lower interest income. Although residential mortgage loans tend to have lower credit risk than other types of loans, they tend also to have higher option risk because of the borrower`s option to prepay the loan and interest rate risk because of the longer term associated with residential mortgage loans. Option risk in the form of prepayments also affects the value of mortgage-backed securities.

Basis risk is the risk that changes in interest rates will cause interest-bearing deposit liabilities to reprice at a different rate than interest-bearing assets, creating an asset-liability mismatch. If a bank lends at prime rate and finances itself at Libor rates, it faces basis risk due to the possibility that the prime-to-Libor spread might narrow.

Economic Value of Equity
The economic value of equity (EVE) is the difference between the net present value of the assets and the net present value of liabilities. EVE can be thought of as the liquidation value of the Bank on the date the calculation is made. Calculating EVE involves using a discount rate to calculate the net present value of assets and liabilities after making assumptions about the duration of assets and liabilities. As interest rates change, the discount rate changes and the change in interest rates effects the duration of assets and liabilities. If interest rates fall, for example, the duration of loans shortens since borrowers tend to prepay by refinancing their loan. Conversely, the duration of loans increases if interest rates rise since borrowers are inclined to hold on to the favorable rate they were able to obtain in the lower interest rate environment.

In 2007, the Board of Directors adopted revised limits on a decline in EVE and EAR given changes in interest rates. These limits are that EVE shall not decline by more than 10%, 20% and 30% given a 1%, 2% and 3% increase or decrease in interest rates respectively and that EAR shall not be greater than 8%, 16% or 24% given a 1%, 2% or 3% increase or decrease in interest rates respectively. The following illustrates our equity at risk in the economic value of equity model:


December 31, 2008
Basis Point Change in Rates	+300 bp		+200 bp		+100 bp		-100 bp		-200 bp		-300 bp
Increase (decrease) in EVE	(11.0)%		(4.3)%		(0.5)%		(1.8)%		(15.5)%		(28.6)%


The Bank is in compliance with the interest rate risk policy limits related to EVE as of December 31, 2008.

Earnings at Risk
Earnings at risk, is the amount by which net interest income will be affected given a change in interest rates. The interest income and interest expense for each category of earning assets and interest bearing liabilities is recalculated after making up and down assumptions about the change in interest rates. Changes In prepayment speeds and repricing speeds are also taken into account when computing earnings at risk, given a change in interest rates.

The following illustrates the effect on earnings or EAR, given rate increases of 100 to 300 basis points and decreases in interest rates of 100 to 300 basis points.


December 31, 2008
Basis Point Change in Rates	+300 bp		+200 bp		+100 bp		-100 bp		-200 bp		-300 bp
Increase (decrease) in Earnings	(19.0)%		(12.1)%		(5.7)%		7.8%		1.4%		(5.5)%


The Bank is in compliance with the interest rate risk policy limits related to EAR as of December 31, 2008.

One way to minimize interest rate risk is to maintain a balanced or matched interest-rate sensitivity position. However, matched funding does not generally maximize profits. To increase net interest income, the Bank mismatches asset and liability repricing to take advantage of interest rate conditions. The magnitude of the mismatch depends on management`s assessment of the risks presented by the interest rate environment.

Interest rate risk can significantly affect income and expense on interest sensitive assets and liabilities, and can also affect the underlying value of the Bank`s assets. The goal in managing interest rate sensitivity is to maintain an appropriate balance between interest sensitive assets and liabilities in order to minimize the impact of volatility in market interest rates.

Management of maturity distributions of assets and liabilities between the most and least sensitive extremes is as important as the balances on hand. Management of maturity distributions involves matching interest rate maturities as well as principal maturities, which can influence net interest income significantly. In periods of rapidly changing interest rates, a negative or positive gap can cause major fluctuations in net interest income and earnings. Managing asset and liability sensitivities, and insulating net interest income from changes in market and interest rate conditions is one of the objectives of the Bank`s asset/liability management strategy.

Management attempts to maintain consistent net interest income and net income while managing interest rate risk within Board approved policy limits. Evaluating the Bank`s exposure to changes in interest rates is the responsibility of Bank management which reports directly to the Board of Directors. Bank management assesses both the adequacy of the management process used to control interest rate risk and the quantitative level of exposure, monitoring and managing interest rate risk to control the effect of changing interest rates on net interest income and net income. Evaluating the quantitative level of interest rate risk exposure requires assessment of existing and potential effects of changes in interest rates on the Bank`s financial condition, including capital adequacy, earnings, liquidity and asset quality. Bank management also monitors the Bank`s liquidity levels. Interest rate risk exposure is reviewed quarterly with the Board of Directors. Risk is mitigated by matching maturities or repricing opportunities.

MANAGEMENT`S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Results of Operations
First National Bank derives substantially all of its income from banking and bank-related services, including interest earnings on residential real estate, commercial real estate, commercial and consumer loans and investment securities along with fee income from deposit services. National Bancshares Corporation`s business consists almost exclusively of acting as holding company for the Bank. First National Bank`s business is not complex: the Bank gathers deposits and it makes loans, principally in Wayne, Stark, Medina and Holmes counties, Ohio.

Average Balances, Interest Rates and Yields
The average balances of our interest-earning assets and interest-bearing liabilities, interest earned on assets and interest cost of liabilities for the periods indicated, and the average yields earned and rates paid are presented in the following table. Yields are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are daily averages.


Year ended December 31,
(Dollars amounts in thousands)
					2008			    2007		       2006
					Average		  Yield/    Average	      Yield/   Average 		 Yield/
					Balance	 Interest Cost	    Balance  Interest Cost     Balance	Interest Cost
Assets
Interest earning assets:
     Securities:
       Taxable				$ 79,522   4,095   5.14%   $ 68,787    3,585   5.18%   $ 65,044	  3,299	  5.07%
       Nontaxable (1)			  16,491     991   6.07%     16,757    1,059   6.39%	 18,820	  1,209	  6.45%
     Federal funds sold			   3,353      63   1.88%      6,447      335   5.20%	  8,816	    440	  4.99%
     Interest bearing deposits		   1,019      18   1.77%      1,319       69   5.23%	     --	     --	    --
     Net loans (including
       nonaccrual loans)		 192,472  12,241   6.36%    187,888   13,144   7.00%	186,146  12,620	  6.78%
Total interest-earning assets		 292,857  17,408   5.94%    281,198   18,192   6.34%	278,826	 17,568	  6.30%
All other assets			  22,059		     23,645			 24,215
     Total assets			$314,916		   $304,843		       $303,041
Liabilities and
Shareholder`s Equity
Interest-bearing liabilities:
     Interest-bearing checking		$ 73,243   1,342   1.83%   $ 58,148    1,341   2.31%   $ 42,342	    908	  2.14%
     Savings				  51,963     291   0.56%     56,690      615   1.08%	 64,979	    721	  1.11%
     Time, $100,000 and over		  13,197     497   3.77%     14,087	 641   4.55%	 14,168	    584	  4.12%
     Time, other			  65,248   2,527   3.87%     72,584    3,231   4.45%	 71,593	  2,754	  3.85%
Other funds purchased			  31,138   1,128   3.62%     23,838    1,140   4.78%	 21,319	  1,028	  4.82%
     Total interest-bearing liabilities	 234,789   5,785   2.46%    225,347    6,968   3.09%	214,401	  5,995	  2.80%
Demand deposits				  42,004		     42,225			 51,078
Other liabilities			   2,741 		      2,666			  2,221
Shareholders` equity			  35,382		     34,605			 35,341
     Total liabilities and
       shareholders` equity		$314,916		   $304,843			$303,041
Net interest income (1)		 		 $11,623		     $11,224			$11,573
Interest rate spread (2)				   3.48%		       3.25%			  3.50%
Net yield on interest-
  earning assets (3)					   3.97%		       3.99%			  4.15%
Ratio of average interest-
  earning assets to average
  interest-bearing liabilities				 124.73%		     124.78%			130.05%


(1)	Tax-equivalent basis
(2)	Interest rate spread represents the difference between the average yield
	on interest-earning assets and the average cost of interest-bearing
	liabilities.
(3)	Net yield on interest-earning assets represents net interest income as a
	percentage of average interest-earning assets.


Rate/Volume Analysis
Changes in interest income and interest expense attributable to (1) changes in volume (changes in average volume multiplied by prior year rate), and
(2) changes in rates (changes in rate multiplied by prior year average volume) are shown in the table to follow. Increases and decreases have been allocated proportionally to the change due to volume and the change due to rate.
					2008 over 2007 			2007 over 2006
(Dollar amounts in thousands)
					Volume	Rate	 Net change	Volume	 Rate	  Net change
Interest Income
Securities:
	Taxable				$ 557	$   (47)  $   510	$   214	 $   72	  $   286
	Nontaxable			  (27)	    (41)      (68)	   (144)     (6)     (150)
	(tax-equivalent basis)
Federal funds sold			  (58)	   (214)     (272)	   (123)     18	     (105)
Interest bearing deposits		   (5)	    (46)      (51)	     69	     --	       69
Loans (including
  nonaccrual loans)			  292    (1,195)     (903)	    122	    402	      524
	Total interest income
	(tax-equivalent basis)		$ 759	$(1,543)  $  (784)	$   138	 $  486	  $   624
Interest Expense
Deposits
	Interest bearing checking	$ 277	$  (276)  $     1	$   365	 $   68	  $   433
	Savings		  		  (26)	   (298)     (324)	    (90)    (16)     (106)
	Time, $100,000 and over		  (34)	   (110)     (144)	     (4)     61	       57
	Time, other		 	 (284)     (420)     (704)	     44	    433	      477
Other funds purchased			  264	   (276)      (12)	    120	     (8)      112
	Total interest expense		$ 197	$(1,380)  $(1,183)	$   435	 $  538	  $   973
Change in net
  interest income
(tax-equivalent basis)*      		$ 562	$  (163)  $   399	$  (297) $  (52)  $  (349)

*Tax equivalence based on highest statutory tax rates of 34%.


2008 versus 2007
During 2008, net income increased $483 thousand or 28.2% to $2.2 million. Accordingly, basic and diluted earnings per share increased from $0.77 per share in 2007 to $1.00 per share in 2008. The increase in net income is the result of a relatively stable net interest margin, an increase in noninterest income and a decrease in noninterest expenses. Returns on average equity
(ROE) and average assets (ROAA) for the year ending December 31, 2008, were 6.20% and 0.70%, respectively, compared to 4.94% and 0.56% for the year ending December 31, 2007.

Total interest and dividend income decreased $761 thousand or 4.3% in 2008. Interest and fees on loans decreased $903 thousand or 6.9%, due primarily to the decrease in interest rates during the year, partially offset by the $4.6 million increase in average loans. Management has focused on aggressively attracting commercial loan business and purchasing loan participations from other Ohio banks (commercial real estate and consumer loans). Securities interest and dividend income increased $465 thousand or 10.9% over 2007. Much of this increase is attributable to an increase in the average balance of securities.

Interest expense decreased by $1.2 million or 17.0% during 2008, as the Bank`s deposits and short-term borrowings were affected by the falling interest rate environment. Interest expense on deposits decreased
$1.2 million or 20.1% in 2008. Deposit customers continued moving funds from lower-rate deposit accounts to higher-yielding accounts, such as premium money market accounts and high interest checking accounts during 2008. Interest expense for short-term borrowings decreased by $196 thousand or 54.4%, primarily due to the significant decrease in short-term market interest rates during 2008. Federal Home Loan Bank advances interest expense increased $184 thousand or 23.6% as the amount of advances increased from $17 million to $21 million during 2008.

The provision for loan losses was $482 thousand in 2008, compared to $147 thousand in 2007. The allowance for loan losses and the related provision for loan losses is based on management`s judgment and evaluation of the loan portfolio. Net charge-offs were $792 thousand for 2008, compared to $112 thousand for 2007. The increase in 2008 charge-offs were primarily related to a $676 thousand partial charge-off of a $1.7 million Summit County commercial real estate loan. The allowance as a percentage of loans declined from 1.05% at December 31, 2007 to 0.95% at December 31, 2008. Classified loans have increased from $5.3 million as of December 31, 2007 to $7.2 million as of December 31, 2008. Total nonperforming loans have decreased from $2.8 million as of December 31, 2007 to $2.0 million as of December 31, 2008, a decrease of 28.2%. Management believes the current allowance for loan losses is adequate, however changing economic and other conditions may require future adjustments to the allowance for loan losses.

Noninterest income increased $343 thousand or 17.2% during 2008. The increase is related to the Bank`s enhancement of the deposit and service charge fee structure, improvements in mortgage banking operations and marketing activities and an increase in customer utilization of Visa check card transactions. The Bank sold its $1.5 million credit card portfolio in July 2008. The transaction generated a $435 thousand gain on sale. During 2008, the Company recorded an other than temporary impairment of $444 thousand for the FHLMC preferred stock owned by the holding company.

Noninterest expense was $10.2 million for the year ended December 31, 2008 compared to $10.5 million for 2007, a decrease of 3.1%. The decrease is primarily due to lower data processing expenses, professional and consulting fees and maintenance and repairs expense. Data processing expense decreased $158 thousand during 2008 as a result of a new contract entered into in January of 2008 with the provider of the Bank`s core processing solution. The decrease in professional and consulting fees was the result of a higher level of services utilized in 2007. The Company engaged a consulting firm to review the key business processes and procedures of First National Bank in 2007.

Income tax expense was $770 thousand for the year ended December 31, 2008, representing an increase of $274 thousand or 55.2%.

2007 versus 2006
During 2007, net income increased $547 thousand or 47.0%. Accordingly, basic and diluted earnings per share increased from $0.52 per share in 2006 to $0.77 per share in 2007. The increase in net income is the result of a relatively stable net interest margin, an increase in noninterest income and a decrease in noninterest expenses. Returns on average equity (ROE) and average assets (ROAA) for the year ending December 31, 2007 were 4.94% and 0.56%, respectively, compared to 3.29% and 0.38% for the year ending
December 31, 2006.

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

The provision for loan losses was $147 thousand in 2007, compared to $160 thousand in 2006. The allowance for loan losses and the related provision for loan losses is based on the management`s judgment and evaluation of the loan portfolio. Net charge-offs have been relatively low in recent years. Classified loans have decreased from $12.1 million as of December 31, 2006 to $5.3 million as of December 31, 2007, a decrease of 56.2%. The decrease in classified loans is the primary reason the allowance as a percentage of loans declined from 1.07% at December 31, 2006, to 1.05% at December 31, 2007. Total nonperforming loans have increased from $2.3 million as of December 31, 2006, to $2.8 million as of December 31, 2007, an increase of 21.7%. Management believes the current allowance for loan losses is adequate, however changing economic and other conditions may require future adjustments to the allowance for loan losses.

Noninterest income increased $337 thousand or 20.4% during 2007. The increase is related to the Bank`s enhancement of the deposit and service charge fee structure effective July 1, 2007. The Bank hired two mortgage-banking specialists and reorganized mortgage loan operations in the fourth quarter of 2007. The Bank is in the process of enhancing its residential mortgage product and service offerings in an effort to improve noninterest income in 2008 and beyond.

Noninterest expense was $10.5 million for the year ended December 31, 2007, compared to $11.4 million for 2006, a decrease of 7.9%. The decrease is primarily due to lower salaries and employee benefits due to lower staff levels and a reduction in marketing expenses. Salaries and employee benefits decreased $678 thousand in 2007 as the Bank reduced the number of full-time equivalent employees from 132 at December 31, 2006 to 105 at December 31, 2007. Marketing expenses decreased $289 thousand to
$127 thousand in 2007, compared to $416 thousand in 2006. Management has focused on efficient and effective marketing solutions in an effort to reduce unnecessary marketing costs in 2007. Offsetting the decrease in noninterest expense for 2007 were increases in professional and consulting fees of $344 thousand and data processing of $102 thousand. In the first half of 2007, the Company engaged a consulting firm to review key business processes and procedures for the Bank. The consulting firm identified opportunities to improve operational efficiency and enhance the deposit and service charge fee structure.

Income tax expense was $496 thousand for the year ended December 31, 2007, representing an increase of $359 thousand or 262.0%.

Critical Accounting Policies
National Bancshares Corporation`s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ~ GAAP ~ and follow general practices within the industry in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments based on information available as of the date of the consolidated financial statements, affecting the amounts reported in the financial statements and accompanying notes. Certain policies necessarily require greater reliance on the use of estimates, assumptions, and judgments. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the consolidated financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management, including the use of internal cash-flow modeling techniques. National Bancshares Corporation`s most significant accounting policies are presented in Note 1 of the consolidated financial statements. Management considers the allowance for loan losses, valuation of securities and goodwill and other intangible assets to be the most subjective and the most susceptible to change as circumstances and economic conditions change.

Allowance for Loan Losses
An allowance for loan losses recorded under generally accepted accounting principles is a valuation allowance for probable incurred credit losses, based on current information and events, increased by the provision for loan losses and decreased by charge-offs less recoveries. The amount of the allowance is a product of management`s judgment and it is inevitably imprecise. Estimating the allowance requires significant judgment and the use of estimates related to many factors, including the amount and timing of future cash flows on problem loans, estimated losses on pools of loans based on historical loss experience, and consideration of current economic trends and conditions, all of which are susceptible to significant change. Although management believes that the allowance for loan losses was adequate at December 31, 2008, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy and employment could result in increased levels of non-performing assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a bank`s loan loss allowance. The Office of the Comptroller of the Currency (OCC) could require the recognition of additions to the loan loss allowance based on the OCC`s judgment of information available to it at the time of its examination of First National Bank.

Valuation of Securities
The portfolio of available-for- sale securities is reported at fair value. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments. Available-for-sale and held-to-maturity securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment, such as the length of time the fair value has been below cost, the expectation for that security`s performance, the credit worthiness of the issuer, and the bank`s ability to hold the security to maturity. A decline in value that is considered to be other-than-temporary would be recorded as a loss within noninterest income in the consolidated statements of income.

Goodwill and Other Intangible Assets
Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified. Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from whole bank and branch acquisitions. They are initially measured at fair value and then are amortized on a straight line or accelerated method over their estimated useful lives, which is 7 to 10 years.

New Accounting Pronouncements
See Note 1 of the consolidated financial statements for details on new accounting pronouncements.

CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007
(Dollar amounts in thousands, except per share data)

                                                2008	 		2007
ASSETS
Cash and due from banks				$ 11,001         	$ 11,842
Federal funds sold				      --		     443
	Total cash and cash equivalents		  11,001	   	  12,285
Securities available for sale			 127,248	    	  84,514
Restricted equity securities			   3,217	      	   3,121
Loans, net of allowance for loan losses:
	2008 ~ $1,718
	2007 ~ $2,028				 179,831	  	 191,488
Premises and equipment, net 			   6,197	     	   5,206
Goodwill 					   4,723	      	   4,723
Identified intangible assets			     422	             654
Accrued interest receivable 			   1,230	      	   1,502
Cash surrender value of life insurance		   2,677	      	   2,587
Other assets					   1,456		     571
						$338,002	 	$306,651

LIABILITIES AND SHAREHOLDERS` EQUITY
Liabilities
Deposits
	Non interest bearing			$ 46,159		$ 44,492
	Interest bearing			 217,483		 198,031
		Total deposits			 263,642	  	 242,523
Repurchase agreements				  10,469	     	   8,831
Federal funds purchased				   1,830                      --
Federal Reserve note account			     986            	     543
Federal Home Loan Bank advances			  21,000	   	  17,000
Accrued interest payable			     690		     975
Accrued expenses and other liabilities		   2,504		   1,788
	Total liabilities			 301,121	 	 271,660

Shareholders` equity
Common stock, no par value; 6,000,000
shares authorized;
         2,289,528 shares issued		  11,447	    	  11,447
Additional paid in capital		           4,718	      	   4,690
Retained earnings				  20,972	    	  20,182
Treasury stock, at cost (87,160 and
82,143 shares)					  (1,709)	    	  (1,623)
Accumulated other comprehensive income (loss)	   1,453		     295
Total shareholders` equity			  36,881		  34,991

						$338,002		$306,651


CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2008, 2007 and 2006
(Dollar amounts in thousands, except per share data)


						2008		2007		2006
Interest and dividend income
	Loans, including fees			$ 12,241	$ 13,144	$ 12,620
	Securities:
	  Taxable				   4,095	   3,585	   3,299
	  Nontaxable				     654	     699	     798
	Federal funds sold and other		      81	     404 	     440
        Total interest and dividend income	  17,071	  17,832	  17,157

Interest expense
	Deposits		 		   4,657	   5,828	   4,967
	Short-term borrowings			     164	     360	     225
	Federal Home Loan Bank advances		     964	     780	     803
	  Total interest expense		   5,785	   6,968	   5,995

Net interest income				  11,286	  10,864	  11,162

Provision for loan losses			     482	     147	     160

Net interest income after provision for
loan losses					  10,804	  10,717	  11,002

Noninterest income
	Checking account fees			   1,218	   1,191	     985
	Visa check card interchange fees	     326	     269	     205
	Deposit and miscellaneous service fees	     171	     176	     170
	Mortgage banking activities		     126	      19	      17
	Gain on sale of credit card portfolio	     435	      --	      --
	Gain (loss) on sales or write-down of
	 other real estate owned		     (15)	     (33)	     (29)
	Securities gains (losses), net		    (344)	      14	      44
	Other					     416	     354	     261
Total noninterest income			   2,333	   1,990	   1,653

Noninterest expense
	Salaries and employee benefits		   5,118	   5,182	   5,860
	Data processing				     947	   1,105	   1,003
	Net occupancy 				     915	     859	     826
	Professional and consulting fees	     412	     593	     249
	Franchise tax				     326	     336	     362
	Maintenance and repairs			     212	     327	     294
	Amortization of intangibles		     232	     237	     246
	Telephone				     194	     243	     263
	Marketing				     144	     127	     416
	Director fees and pension		     312	     212	     380
	Other					   1,361	   1,279	   1,455
Total noninterest expense			  10,173	  10,500	  11,354

Income before income taxes			   2,964	   2,207	   1,301

Income tax expense				     770	     496	     137

Net income					$  2,194	$  1,711	$  1,164

Basic and diluted weighted average common
shares outstanding				2,203,218	2,231,369	2,234,488
Basic and diluted earnings per common share	$    1.00	$    0.77	$    0.52

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS` EQUITY
Years ended December 31, 2008, 2007 and 2006
(Dollar amounts in thousands, except per share data)
											Accumulated
									Additional	Other		Total
					Common	 Paid In    Retained	Treasury	Comprehensive	Shareholders`
					Stock	 Capital    Earnings	Stock		Income (Loss)	Equity
Balance at January 1, 2006		$11,447	 $4,690	    $20,167	$(1,189)	$ (362)		$34,753

Comprehensive income:
	Net income					      1,164					  1,164
	Other comprehensive income
	(loss)						   				   193		    193
		Total comprehensive
		income											  1,357

Cash dividends declared ($.64 per share)		     (1,430)				     	 (1,430)

Balance at December 31, 2006		 11,447	  4,690	     19,901	 (1,189)	  (169)		 34,680

Comprehensive income:
	Net income					      1,711					  1,711
	Other comprehensive income (loss)						   464		    464
	  	Total comprehensive income												2,175

Cash dividends declared ($.64 per share)		     (1,430)					 (1,430)
Purchase of 27,103 common stock								  (434)		   (434)
Balance at December 31, 2007		 11,447	  4,690	     20,182	 (1,623)	   295		 34,991

Comprehensive income
	Net income					      2,194					  2,194
	Other comprehensive income (loss)						 1,158		  1,158
		Total comprehensive income						  		  3,352

Cash dividends declared ($.64 per share)		     (1,404)					 (1,404)
Purchase of 5,017 common stock								   (86)		    (86)
Compensation expense under stock-based
compensation plans				     28							     28

Balance at December 31, 2008		$11,447	 $4,718	    $20,972	$(1,709)	$1,453		$36,881


CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2008, 2007 and 2006
(Dollar amounts in thousands except per share data)

								2008		2007		2006
Cash flows from operating activities
	Net income						$2,194		$ 1,711		$ 1,164
	Adjustments to reconcile net income
	  to net cash from operating activities
		Provision for loan losses		   	   482		    147		    160
		Deferred income taxes			    	    40		    (19)	   (310)
		Depreciation, amortization and accretion   	   271		    442		    944
		Earnings on Bank owned life insurance 	   	   (90)		    (88)	    (83)
		Federal Home Loan Bank stock dividend	   	   (96)		     --		   (134)
		Origination of mortgage loans held for sale	(7,080)		 (1,826)	 (3,834)
		Proceeds from sales of mortgage loans held
		for sale					  7,187		  1,826		  3,812
Gain on sale of loans						   (114)	    (19)	    (17)
Net security (gains) losses					    344		    (14)	    (43)
Gain on sale of credit card portfolio				   (435)	     --		     --
Impairment charge for property					     --		     --		    124
(Gain) loss on sales or write-down of other real estate owned
  and property and equipment					     24		     33		     29
Compensation expense under stock-based compensation plans	     28		     --		     --
Change in other assets and liabilities				   (498)	   (353)	    562
		  Net cash from operating activities		  2,257		  1,840		  2,374

Cash flows from investing activities
	Proceeds from maturities of securities held to maturity	     --		     --		     50
	Securities available for sale
		Proceeds from maturities and repayments		 28,426		 15,753		  8,795
		Proceeds from sales				 25,417		 22,662		    278
		Purchases					(74,179)        (36,083)        (17,906)
	Purchases of property and equipment			 (1,462)   	   (325)	   (918)
	Proceeds from sale of credit card portfolio		  1,871		     --		     --
	Proceeds from sale of property and equipment		     13		    211		     --
	Proceeds from sale of other real estate owned		    179		     --		    105
	Purchase of loans					 (6,130)	 (6,408)	     --
	Net change in loans to customers			 (5,210)	   (747)	  6,677
		Net cash from investing activities		(31,075)	 (4,937)	 (2,919)

Cash flows from financing activities
	Net change in deposits					 21,119		 (5,158)	 (1,807)
	Net change in short-term borrowings		 	  3,911		    629		  5,792
	Proceeds from Federal Home Loan Bank advances		  4,000		  3,000		     --
	Repayments Federal Home Loan Bank advances		     --		     --	         (3,000)
	Dividends paid						 (1,410)	 (1,430)	 (1,430)
	Purchase of common stock    				    (86)	   (434)	     --
		Net cash from financing activities		 27,534		 (3,393)	   (445)

	Net change in cash and cash equivalents			 (1,284)	 (6,490)	   (990)
	Beginning cash and cash equivalents			 12,285		 18,775		 19,765
	Ending cash and cash equivalents			$11,001		$12,285		$18,775

	Supplemental cash flow information:
		Interest paid					$ 6,070		$ 7,022		$ 5,671
		Income taxes paid				    970		    662		    375
	Supplemental noncash disclosures:
         Transfer from loans to securities available for sale	$20,810		$    --		$    --
		Transfer from loans to other real estate owned	    354		    124		    134
		Transfer securities from held to maturity
	        to available for sale		 		     --		     --		 16,831

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(Dollar amounts in thousands, except per share data)

NOTE 1 ~ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include National Bancshares Corporation and its wholly-owned subsidiary, First National Bank, Orrville, Ohio (Bank), together referred to as `the Corporation.` The Bank has a minority interest in First Kropf Title, LLC. The Bank`s investment in First Kropf Title, LLC is immaterial to the consolidated financial statements. Intercompany transactions and balances are eliminated in consolidation.

The Corporation provides financial services through its main and branch offices in Orrville, Ohio, and branch offices in surrounding communities in Wayne, Medina and Stark counties. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are commercial and residential mortgage, commercial and consumer installment loans. Most loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions and federal funds sold. There are no significant concentrations of loans to any one industry or customer. However, the customer`s ability to repay their loans is dependent on the real estate and general economic conditions of this area.

Segments: As noted above, the Corporation provides a broad range of financial services to individuals and companies in northern Ohio. While the Corporation`s chief decision makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the Corporation`s financial service operations are considered by management to be aggregated in one reportable operating segment.

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

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other than temporary losses, management considers the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company`s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held for sale may be sold with servicing rights retained or released. The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing right for loans sold with servicing retained. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(Dollar amounts in thousands except per share data)


NOTE 1 ~ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Concentration of Credit Risk: Most of the Company`s business activity is with customers located within Wayne, Stark, Holmes and Medina Counties. Therefore, the Company`s exposure to credit risk is significantly affected by changes in the economy in the Wayne, Stark, Holmes and Medina County area.

Purchased Loans: The Company purchases individual loans and groups of loans. Purchased loans that show evidence of credit deterioration at the time of purchase are recorded at the amount paid, such that there is no carryover of the seller`s allowance for loan losses. After acquisition, incurred losses are recognized by an increase in the allowance for loan losses.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management`s judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan`s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Servicing Rights: Servicing rights are recognized separately when they are acquired through sales of loans. For sales of mortgage loans prior to January 1, 2007, a portion of the cost of the loan was allocated to the servicing right based on relative fair values. The Company adopted
SFAS No. 156 on January 1, 2007, and for sales of mortgage loans beginning in 2007, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. The Company compares the valuation model inputs and results to published industry data in order to validate the model results and assumptions.
All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(Dollar amounts in thousands, except per share data)

NOTE 1 ~ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

At December 31, 2008 and 2007, the servicing assets of the Corporation totaled $173 and $67, respectively, and is included with other assets on the consolidated balance sheets. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions.
Any impairment is reported as a valuation allowance, to the extent that fair value is less than the capitalized amount for a grouping.

Servicing fee income is recorded when earned for servicing loans based on a contractual percentage of the outstanding principal or a fixed amount per loan. The amortization of mortgage servicing rights is netted against loan servicing fee income.

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

Federal Home Loan Bank (FHLB) and Federal Reserve Bank (FRB) Stock: The Bank is a member of the FHLB and FRB systems. FHLB members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. The stocks are carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

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

The Corporation also has intangible assets associated with a prior branch acquisition, including unidentified intangibles of approximately $27 and $56 at year-end 2008 and 2007. Management does not believe that this purchase constituted a business combination and therefore is continuing to amortize the unidentified intangible asset.

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

Benefit Plans: Retirement plan expense is the amount of required matching contributions plus any discretionary contributions to the Corporation`s 401(k) plan as determined by Board decision. Director retirement plan expense allocates the benefits over the estimated years of service.

Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Corporation`s common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period, on an accelerated basis. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(Dollar amounts in thousands, except per share data)


NOTE 1 ~ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

The Company adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (`FIN 48`), as of January 1, 2007. A tax position is recognized as a benefit only if it is `more likely than not` that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the `more likely than not` test, no tax benefit is recorded. The adoption had no affect on the Company`s financial statements.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Earnings Per Common Share: Earnings per common share is net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential common shares issuable under stock options. 58,000 stock options were not considered in computing diluted earnings per common share for 2008 because they were antidilutive. No options were outstanding prior to 2008.

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

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $100 and $3,527 was required to meet regulatory reserve and clearing requirements at year-end 2008 and 2007. These balances do not earn interest.

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

Adoption of New Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(Dollar amounts in thousands, except per share data)


NOTE 1 ~ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard was effective for fiscal years beginning after November 15, 2007. In
February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material. In October 2008, the FASB issued FSP 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active. This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption was not material.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard was effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

Effect on Newly Issued But Not Yet Effective Accounting Standards: In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations (`FAS 141(R)`), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. FAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard will not have a material effect on the Corporation`s results of operations or financial position.

In December 2007, the FASB issued SFAS No. 160, `Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51`
(`SFAS No. 160`), which will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. FAS No. 160 is effective as of the beginning of the first fiscal year beginning on or after December 15, 2008. The adoption of this standard will not have a material effect on the Corporation`s results of operations or financial position

In March 2008, the FASB issued SFAS No. 161, `Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133`.
FAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 for derivative instruments and hedging activities. FAS No. 161 requires qualitative disclosure about objectives and strategies for using derivative and hedging instruments, quantitative disclosures about fair value amounts of the instruments and gains and losses on such instruments, as well as disclosures about credit-risk features in derivative agreements. FAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of this standard will not have a material effect on the Corporation`s results of operations or financial position.

NOTE 2 ~ SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

								Gross		Gross
						Fair		Unrealized	Unrealized
						Value		Gains		Losses
2008
	State and municipal			$ 16,214	$  234		$(193)
     	Corporate bond and notes	  	   7,182	     5		 (453)
	Mortgage backed			 	 103,836	 2,616		   --
	Equity securities		  	      16	    --		   (7)
		Total debt securities		$127,248	$2,855		$(653)


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(Dollar amounts in thousands, except per share data)


NOTE 2 ~ SECURITIES (Continued)

								Gross		Gross
						Fair		Unrealized	Unrealized
						Value		Gains		Losses
2007
	U.S. Treasury and federal agency	$10,268		$161		$  --
	State and municipal			 16,068		 295		  (13)
 	Corporate bond and notes		 17,595		  26		 (295)
	Mortgage-backed				 40,583		 294		  (21)
		Total debt securities		$84,514		$776		$(329)



Sales of available for sale securities were as follows:
						2008		2007		2006
	Proceeds				$25,471		$22,662		$278
	Gross gains				    330		    132		  38
	Gross losses				   (230)	   (121)	  --
	Gross gains from calls			     --		      3		   6
Other than temporary impairment loss		   (444)	     --		  --


The tax provision (benefit) related to these net realized gains and losses was $(34), $5, and $15, respectively.


The fair value of debt securities at year-end 2008 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage backed securities, are shown separately.
						Fair Value
	Due in one year or less			$  4,181
	Due from one to five years		   7,763
	Due from five to ten years		   6,593
	Due after ten years			   4,859
	Mortgage backed				 103,836
	Equity securities			      16
		Total				$127,248


Securities pledged at year-end 2008 and 2007 had a carrying amount of $30,679 and $24,668 and were pledged to secure public deposits and repurchase agreements.

At year-end 2008 and 2007, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders` equity.

Securities with unrealized losses at year end 2008 and 2007, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

				Less Than 12 Months	12 Months or More	Total
				Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
2008				Value	Loss		Value	Loss		Value	Loss
State and municipal		$3,406	$(193)		$ --	$  --		$3,406	$(193)
Corporate bonds and notes	 5,166	 (453)	  	  --	   --	 	 5,166	 (453)
Mortgage-backed			    --	   --	  	  --	   --	    	    --	   --
Equity securities		    23	   (7)	  	  --	   --	    	    23	   (7)
   Total temporarily impaired	$8,595	$(653)		$ --	$  --	 	$8,595	$(653)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(Dollar amounts in thousands, except per share data)

NOTE 2 ~ SECURITIES (Continued)

				Less Than 12 Months	12 Months or More	Total
				Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
				Value	Loss		Value	Loss		Value	Loss
2007
U.S. Government
  and federal agency		$   --	$  --		$    --	$  --		$    --	$  --
State and municipal		   486	   (8)		  1,969	   (5)		  2,455	  (13)
Corporate bonds and notes	 1,181    (17)	 	 12,156	 (278)		 13,337	 (295)
Mortgage-backed			 6,246	   (9)		  1,269	  (12)		  7,515	  (21)
   Total temporarily impaired	$7,913	$ (34)		$15,394	$(295)		$23,307	$(329)


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

National Bancshares Corporation purchased $467 of FHLMC preferred stock in the first quarter of 2008. During 2008, management determined this preferred stock was other than temporarily impaired. Management recorded $84 and $360 of other than temporary impairment write-downs in the second and third quarter of 2008 related to this investment security. The loss has been recorded in Securities gains (losses), net in the Consolidated Statements of Income and Comprehensive Income. The market value of these securities at December 31, 2008 was $16 compared to an adjusted cost basis of $23.

The Bank holds a senior corporate bond issued by American International Group, Inc. (`AIG`) maturing May 2013, which was purchased in October, 2003. At December 31, 2008, the bond had an amortized cost of $982 and a market value of $701. Based on management`s evaluation of this AIG security bond, it is believed the decline in market value is temporary due to current market conditions and negative press primarily centering around capital contributions in consideration of the financial support of AIG so far from the U.S. Treasury Department. The Bank has the intent and ability to hold this security until the fair value is recovered, which may be at maturity. Management will continue to monitor this security for impairment.


NOTE 3 ~ LOANS

Loans at year-end were as follows:
					2008		2007
Collateralized by real estate:
	Commercial			$ 48,034	$ 51,463
	Residential	     		  54,924	  80,113
	Home equity	     		  24,442	  20,857
	Construction			  12,846	   8,367
					 140,246	 160,800
Other:
      Consumer				  14,354	  11,988
      Commercial			  25,583	  17,552
      Credit card			      --	   1,614
      Other				   1,658	   1,987
					 181,841	 193,941
	Unearned and deferred income	    (292)     	    (425)
	Allowance for loan losses	  (1,718)	  (2,028)
	   Total    			$179,831	$191,488

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(Dollar amounts in thousands, except per share data)


NOTE 3 ~ LOANS (Continued)

Activity in the allowance for loan losses was as follows:

					2008		2007		2006
	Beginning balance		$2,028		$1,993		$1,903
	Provision for loan losses	   482		   147		   160
	Loans charged-off		  (845)		  (151)		  (162)
	Recoveries		            53		    39		    92

		Ending balance		$1,718		$2,028		$1,993


Individually impaired loans were as follows:

							2008		2007
	Year end loans with no allocated allowance
	  for loan losses				$ 396		$   --
	Year end loans with allocated allowance
	  for loan losses				  940		 2,702
	Amount of the allowance for loan losses
	allocated					   75		   629



							2008		2007		2006
	Average of individually impaired
loans during year

							$1,846		$2,500		$  584

The impact on interest income of impaired loans was not significant to the consolidated statements of income.

Nonaccrual loans and loans past due 90 days still on accrual were as follows:

							2008		2007
	Loans past due over 90 days still on accrual	$  261		$  158
	Nonaccrual loans				 1,752		 2,645


Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance loans that are collectively evaluated for impairment and individually classified impaired loans.

The Bank sold its $1,486 credit card portfolio to Elan Financial Services
(Elan), a subsidiary of U.S. Bank National Association ND in July, 2008. Under the agreement, Elan purchased the Bank`s existing credit card portfolio, and subsequently will issue credit cards for the Bank utilizing the First National Bank name and logo. First National Bank will continue to earn certain fees from ongoing portfolio activity and new accounts.
The transaction generated a $435 gain recorded in the third quarter of 2008.

The Bank securitized $20,897 single-family residential mortgage loans formerly held in its mortgage loan portfolio, with Freddie Mac in December, 2008. The Bank has recorded the securities as available for sale and continues to service the loans. The securitization increased the Bank`s liquidity as the securities are readily marketable, eliminated credit risk on the loans and increased the Bank`s risk-based capital ratio. Since the Bank cannot de-securitize the securities to get back the loans, the securitization is not considered a sale or transfer under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, but an exchange of loans for securities under SFAS No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise, and SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities because the Bank received the beneficial interest in the loans it transferred to Freddie Mac. As a result of the securitization, single-family residential mortgage loan balances net of unamortized loan origination fees declined $20,810, the loan servicing asset increased $132 and securities available for sale increased $21,532. The unrealized gain on the securities at December 31, 2008 was $840 which increased the Bank`s capital by $554.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(Dollar amounts in thousands, except per share data)


NOTE 4 ~ LOAN SERVICING

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year-end are as follows:

							2008		2007
	Mortgage loan portfolios serviced for:
		FHLMC					$38,011		$17,597


There were no custodial escrow balances maintained in connection with serviced loans at year end 2008 and 2007.

Activity for mortgage servicing rights and the related valuation allowance follows:

							2008		2007		2006
	Servicing rights:
		Beginning balance			$ 67		$ 86		$ 84
		Additions				 139		  19		  40
		Amortized to expense			 (33)		 (38)		 (38)

		     Ending balance			$173		$ 67		$ 86

NOTE 5 ~ PREMISES AND EQUIPMENT

Year end premises and equipment were as follows:

							2008		2007
	Land						$ 1,528		$ 1,378
	Buildings					  6,380		  6,096
	Furniture, fixtures and equipment		  4,764		  4,536
	Construction in progress			    275		     --
							 12,947		 12,010
	Less:  Accumulated depreciation			 (6,750)	 (6,804)
							$ 6,197		$ 5,206


Depreciation expense was $442, $457 and $446 in 2008, 2007 and 2006.

Rent expense under operating leases included in occupancy was $39, $38 and $47 for the years ended December 31, 2008, 2007 and 2006. Future lease payments are not material.

NOTE 6 ~ INTANGIBLE ASSETS

During 2002, the Corporation acquired Peoples Financial Corporation and merged the Company`s banking operations into the Bank. Identified intangible assets totaling $1,791 were recognized and have useful lives of 7 to 10 years. Goodwill of $4,723 was realized from this transaction.
Identified intangible assets at year-end were as follows:

							2008				2007
							Gross				Gross
							Carrying	Accumulated	Carrying	Accumulated
							Amount		Amortization	Amount		Amortization
Amortized intangible assets:
	Core deposit intangibles			$1,063		$  772		$1,063		$  673
	Branch acquisition intangible			   760		   733		   760		   704
	Customer relationship intangibles		   728		   624		   728		   520
Total							$2,551		$2,129		$2,551		$1,897


Aggregate amortization expense was $232, $237 and $246 for 2008, 2007 and 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(Dollar amounts in thousands, except per share data)


NOTE 6 ~ INTANGIBLE ASSETS (Continued)

Estimated amortization expense for the next four years:
			2009	$224
			2010	  90
			2011	  86
			2012	  22



NOTE 7 ~ DEPOSITS

							2008		2007
	Demand, noninterest-bearing			$ 46,159	$ 44,492
	Demand, interest-bearing			  92,515	  64,594
	Savings						  49,642	  53,545
	Time, $100,000 and over				  12,937	  12,725
	Time, other					  62,389	  67,167
							$263,642	$242,523



A summary of time deposits at year-end 2008 by maturity follows:

			2009			$51,744
			2010			 17,941
			2011			  3,872
			2012			  1,181
			2013 and thereafter	    588
						$75,326


NOTE 8 ~ FEDERAL HOME LOAN BANK ADVANCES


At year-end, advances from the Federal Home Loan Bank were as follows:

							2008		2007
Maturity in 2010, fixed rate at 6.26%, 			$ 1,000		$ 1,000
onvertible to variable rate if 3-month LIBOR is
at or above predetermined conversion rate level

Maturities in 2010 and 2011, fixed rate at 4.93% 	 13,000		 13,000
to 5.79% at December 31, 2008 and 2007,
convertible to variable if 1-month LIBOR is at
or above fixed rate

Maturities in 2009, fixed rate at 3.95% to 4.10%  	  3,000		  3,000

Maturities in 2010, fixed rate at 3.19%			  1,000		     --

Maturities in 2011, fixed rate at 2.88%			  3,000		     --
     Total						$21,000		$17,000


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(Dollar amounts in thousands, except per share data)

NOTE 8 ~ FEDERAL HOME LOAN BANK ADVANCES (Continued)

Each advance is payable at its maturity date; advances may be paid prior to maturity subject to a prepayment penalty. As collateral for the advances, the Bank has approximately $49,769 and $76,395 of first mortgage loans available under a blanket lien arrangement at year-end 2008 and 2007.


Required payments over the next three years are:
2009                    3.95 to 4.10%		$ 3,000
2010                    3.19 to 6.26%		 12,000
2011                    2.88 to 5.12%		  6,000


NOTE 9 - REPURCHASE AGREEMENTS

Repurchase agreements generally mature within 30 days from the transaction date. Information concerning repurchase agreements is summarized as follows:

								2008		2007		2006
	Average balance during the year                         $10,134		$ 8,642		$ 6,008
	Average interest rate during the year			   1.42%	   3.86%	   3.48%
	Maximum month-end balance during the year               $11,136		$10,956		$ 7,902
	Weighted-average rate at year end			   0.50%	   2.85%	   3.63%


NOTE 10 ~ BENEFIT PLANS

The Corporation has a 401(k) retirement plan that covers substantially all employees. The plan allows employees to contribute up to a predetermined amount, subject to certain limitations, with the Corporation matching 50% of contributions up to 6% of the employee`s pay. Discretionary contributions may also be made to the plan. Total matching and discretionary contributions made by the Corporation during 2008, 2007 and 2006 amounted to $81, $83 and $142.

The Corporation has an Employee Stock Purchase Incentive Plan for full-time and most part-time employees. Under the Plan, each employee is entitled to receive a cash payment equal to 20% of the purchase price of Corporation common stock acquired by the employee on the open market, up to a maximum of 100 shares per calendar year. Expenses recognized in 2008, 2007 and 2006 amounted to $1, $2, and $3.

The Corporation has a director retirement and death benefit plan for the benefit of all members of the Board of Directors. The plan is designed to provide an annual retirement benefit to be paid to each director upon retirement from the Board and attaining age 70. The retirement benefit provided to each director is an annual benefit equal to $1 for each year of service on the Board from and after August 24, 1994 until August 2007, when the Board voted to cease further benefits. In addition, each director has the option of deferring any portion of directors` fees to a maximum of $5 per month until retirement.

Interest credited to participant accounts associated with the deferrals was $12, $29 and $45 in 2008, 2007 and 2006. The deferred directors` fee liability was $374 at December 31, 2008 and $414 at December 31, 2007. Expense recognized in 2008, 2007 and 2006 for the director retirement and death benefit plan was $117, $59 and $167. The liability related to the plan was $680 at December 31, 2008 and $599 at December 31, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(Dollar amounts in thousands, except per share data)


NOTE 11 ~ INCOME TAXES

The components of deferred taxes were as follows:

								2008		2007
Deferred tax assets:
		Bad debts					$  424		$  529
		Deferred compensation				   382		   363
		Deferred loan fees				   192		   190
		FHLMC preferred stock impairment loss		   151		    --
		Non-accrual loan interest income		    45		    78
		Stock-based compensation		            10		    --
		Core deposit intangibles		             7		    14
		Other						     5		    --
		Real estate owned write-down		            --		    11
			Total					$1,216		$1,185


								2008		2007
Deferred tax liabilities:
		Unrealized security gains, net			$  749		$  152
		Federal Home Loan Bank stock dividends		   542		   509
		Depreciation					   321		   203
		Purchase accounting adjustments			   206		   283
		Mortgage servicing rights			    59		    23
		Prepaid expenses				    44		    26
		Securities accretion				    31		    87
		Partnership income				     1		     2
		   Total					 1,953		 1,285
	Net deferred tax asset (liability)			$ (737)		$ (100)


Federal income tax laws provided that the 2002 acquired entity could claim additional bad debt deductions through 1987, totaling $1,864. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $634 at December 31, 2008. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed.

The components of income tax expense are as follows:

								2008		2007		2006
	Currently payable					$ 730		$ 515		$ 447
	Deferred						   40		  (19)		 (310)

		Total						$ 770		$ 496		$ 137



The following is a reconciliation of income tax at the federal statutory rate to the effective rate of tax on the financial statements:
						2008			2007			2006

      					       	Rate	Amount		Rate	Amount		Rate	Amount
      Tax at federal statutory rate		34%	$1,008		34%	$ 750		34%	$ 442
      Tax-exempt income				(7)	  (214)	       (10)	 (228)		(20)	 (261)
       Other					(1)	   (24)		(2)	  (26)		 (3)      (44)
       Income tax expense			26%	$  770		22%	$ 496		 11%	$ 137


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(Dollar amounts in thousands, except per share data)


NOTE 12 ~ RELATED-PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates during 2008 were as follows:

	Beginning balance					$3,324
	Effect of changes in composition of related parties	    --
	New loans						 1,233
	Repayments						   781

	     Ending balance					$3,776


Unused commitments to these related parties totaled $969 and $1,088 at year-end 2008 and 2007. Related party deposits totaled $2,050 and $2,758 at year-end 2008 and 2007.

The Corporation has minority ownership in a title agency affiliated with a Director resulting in fee income to the Corporation of $11, $16 and $20 for 2008, 2007 and 2006, respectively.

NOTE 13 ~ STOCK-BASED COMPENSATION

The Company`s 2008 Equity Incentive Plan (`the Plan`), which is shareholder-approved, permits the grant of stock options to its officers, employees, consultants and non-employee directors for up to 223,448 shares of common stock. Option awards are granted with an exercise price equal to the market price of the Company`s common stock at the date of grant; those option awards have vesting periods determined by the Company`s compensation committee and have terms that shall not exceed 10 years.

On May 20, 2008, the Company granted options to purchase 58,000 shares of stock to directors and certain key officers, all of which remain outstanding at December 31, 2008. The exercise price of the options is $18.03 per share. The options vest in five equal installments over a five-year period and have a term of 10 years. As of December 31, 2008 none of the options had been forfeited. All options are expected to vest.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company`s common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferrable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted of $1.83 per option was determined using the following weighted-average assumptions as of grant date.

	Risk-free interest rate			 3.19%
	Expected term (years)			 6.5
	Expected stock price volatility		13.76%
	Dividend yield 				 3.60%


The total compensation cost that has been charged against income for the plan was $28 for 2008. The total income tax benefit was $10 for 2008. As of December 31, 2008, there was $78 of total unrecognized compensation cost related to nonvested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 4.4 years. At December 31, 2008, no options are vested and the outstanding options have no intrinsic value. The weighted average remaining contractual term is
9.4 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(Dollar amounts in thousands, except per share data)


NOTE 14 ~ REGULATORY CAPITAL MATTERS

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2008, the Bank meets all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications:
well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits.
If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year end 2008 and 2007, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution`s category.

Actual and required capital amounts and ratios are presented below at year-end.

											To Be Well
								Required		Capitalized Under
								For Capital		Prompt Corrective
					Actual			Adequacy Purposes	Action Regulations
					Amount	 Ratio		Amount	 Ratio		Amount	 Ratio
2008
Total capital to risk
  weighted assets			$26,730	 12.60%		$16,971	 8.00%		$21,213	 10.00%
Tier 1 capital to risk
  weighted assets			 25,012	 11.79%		  8,485	 4.00%		 12,728	  6.00%
Tier 1 capital to
  average assets			 25,012	  7.78%		 12,853	 4.00%		 16,066	  5.00%

2007
Total capital to risk
  weighted assets			$26,810	 12.78%		$16,785	 8.00%		$20,981	  10.00%
Tier 1 capital to risk
  weighted assets			 24,782	 11.81%		  8,392	 4.00%		 12,588	   6.00%
Tier 1 capital to
  average assets			 24,782	  8.26%		 12,001	 4.00%		 15,001	   5.00%


Dividend Restrictions ~ The Company`s principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year`s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. During 2009, the Bank must obtain regulatory approval to pay dividends to the holding company until 2009 net income exceeds $1,210.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(Dollar amounts in thousands, except per share data)


NOTE 15 ~ LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amounts of financial instruments with off balance sheet risk at year-end were as follows:

						2008		2007
	Commitments to make loans		$ 2,382		$ 6,723
	Unused lines of credit			 49,389		 56,077
	Letters of credit			    109		    157


Of the above unused instruments at December 31, 2008, approximately $10,065 pertains to fixed-rate commitments and variable-rate commitments account for approximately $41,815. At year-end 2007, approximately $9,257 of total commitments were fixed-rate and approximately $53,700 were variable rate. Rates on fixed-rate unused lines of credit ranged from 6.25% to 19.80% at December 31, 2008 and 5.75% to 16.90% at December 31, 2007.

NOTE 16 - FAIR VALUE

Statement 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity`s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the relationship to other benchmark quoted securities (Level 2 inputs).

The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(Dollar amounts in thousands, except per share data)


NOTE 16 - FAIR VALUE (Continued)

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:
						Fair Value Measurements
						At December 31, 2008 Using
						Quoted Prices in	Significant
						Active Markets		Other		Significant
						for Identical		Observable	Unobservable
						Assets	Inputs		Inputs
						(Level 1)		(Level 2)	(Level 3)
Assets:
	Available for sale securities		$16			$127,232	$--

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

  						Fair Value Measurements
						At December 31, 2008 Using
						Quoted Prices in	Significant
						Active Markets		Other		Significant
						for Identical		Observable	Unobservable
						Assets			Inputs		Inputs
						(Level 1)		(Level 2)	(Level 3)
Assets:
     Impaired loans				$--			$--		$865


Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal amount of $940, with a valuation allowance of $75, resulting in an additional provision for loan loss of $75.

Carrying amount and estimated fair values of financial instruments at year-end were as follows:

						2008				2007
						Carrying	Fair		Carrying	Fair
						Amount		Value		Amount		Value
Financial assets
	Cash and cash equivalents		$ 11,001	$ 11,001	$ 12,285	$ 12,285
	Securities available for sale		 127,248	 127,248	  84,514	  84,514
	Loans, net				 179,831	 179,586	 191,488	 193,823
	Accrued interest receivable		   1,230	   1,230	   1,502	   1,502

Financial liabilities
	Deposits				(263,642)	(264,731)	(242,523)	(242,759)
	Short-term borrowings			 (13,285)	 (13,285)	  (9,374)	  (9,374)
	Federal Home Loan Bank advances		 (21,000)	 (21,239)	 (17,000)	 (17,060)
	Accrued interest payable		    (690)	    (690)	    (975)	    (975)


The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, interest bearing deposits, accrued interest receivable and payable, demand deposits, short term debt, and variable rate loans or deposits that reprice frequently and fully. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. It was not praticable to determine the fair value of restricted equity stock due to restrictions placed on its transferability. Fair value of debt is based on current rates for similar financing. The fair value of off balance sheet items is not considered material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(Dollar amounts in thousands, except per share data)


NOTE 17 ~ OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related tax effects were as follows:
						2008		2007		2006
Unrealized holding gains (loss) on
  available for sale securities			$  571		$  717		$   73
Reclassification adjustment for losses (gains)
  later recognized in income			   344		   (14)		   (44)
Net unrealized gains (loss)			   915		   703		    29
Initial unrealized gain on mortgage-backed
securities
  received in securitization			   840		    --		    --
Unrealized gains on securities
  transferred from held to maturity
  to available for sale				    --		    --		   263
Tax effect (benefit)				  (597)		  (239)		   (99)
  Other comprehensive income (loss)		$1,158		$  464		$  193


NOTE 18 ~ PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial statements for National Bancshares Corporation
(parent only) are as follows:

BALANCE SHEETS					December 31
						2008		2007
ASSETS
Cash and cash equivalents			$ 5,327		$ 4,846
Investment in Bank subsidiary			 31,675		 30,460
Securities available for sale		     	     16		     --
Other assets		 			    215		     43
   Total assets					$37,233		$35,349



LIABILITIES AND SHAREHOLDERS` EQUITY
Dividends payable				$   352		$   358
Shareholders` equity				 36,881		 34,991
   Total liabilities and shareholders` equity	$37,233		$35,349


STATEMENTS OF INCOME                            Years ended December 31
						2008		2007		2006
INCOME
Dividends from Bank subsidiary			$2,500		$3,000		$3,000
Securities gains (losses), net			  (444)		     1		    29
Dividend income                                	    16		    --		    --
  Total Income					 2,072		 3,001		 3,029

EXPENSES
Miscellaneous expense				   (72)		   (85)		   (47)
Income before income tax and undistributed
  subsidiary income				 2,000		 2,916		 2,982
Income tax benefit				   170		    29		     9
Undistributed equity in (distributions in excess
   of) net income of Bank subsidiary		    24		(1,234)		(1,827)

Net income					$2,194		$1,711		$1,164


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(Dollar amounts in thousands, except per share data)


NOTE 18  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

STATEMENTS OF CASH FLOWS             			Years ended December 31
							2008		2007		2006
Cash flows from operating activities
	Net income					$2,194		$1,711		$1,164
	Adjustments to reconcile net income
	   to net cash from operating activities:
		Distributions in excess of (equity
		in undistributed net income)
		of Bank subsidiary			   (24)		 1,234		 1,827
            Net security (gains) loss			   444		    (1)		   (29)
	     Change in other assets and liabilities	  (170)		   (14)		    76
	       	Net cash from operating activities	 2,444		 2,930		 3,038
Cash flows from investing activities
	Proceeds from sale of securities		    --		     1		    53
	Purchase of security available for sale		  (467)		    --		    --
		Net cash from investing activities	  (467)		     1		    53

Cash flows from financing activities
	Dividends paid					(1,410)		(1,430)		(1,430)
	Purchase of common stock			   (86)		  (434)		    --
		Net cash from financing activities	(1,496)		(1,864)		(1,430)

Net change in cash 					   481		 1,067		 1,661

Beginning cash and cash equivalents			 4,846		 3,779		 2,118

Ending cash and cash equivalents			$5,327		$4,846		$3,779


NOTE 19 ~ QUARTERLY FINANCIAL DATA (UNAUDITED)

													Basic and
							Interest	Net interest	Net		diluted earnings
							income		income		income	 	per share
2008
	First quarter					$4,270		$2,744		$491		$0.22
	Second quarter					 4,196		 2,763		 514		 0.23
	Third quarter					 4,294		 2,843		 574		 0.26
	Fourth quarter					 4,311		 2,936		 615		 0.28



2007
	First quarter					$4,352		$2,642		$287		$0.13
	Second quarter					 4,542		 2,758		 314		 0.14
	Third quarter					 4,497		 2,741		 507		 0.23
	Fourth quarter					 4,441		 2,723		 603		 0.27


REPORT OF MANAGEMENT ON THE COMPANY`S INTERNAL CONTROL OVER
FINANCIAL REPORTING


March 27, 2009

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

 Management of National Bancshares Corporation, including the Chief Executive Officer and the Chief Financial Officer, has assessed the Company`s internal control over financial reporting as of December 31, 2008, based on criteria for effective internal control over financial reporting described in `Internal Control ~ Integrated Framework` issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company`s internal control over financial reporting was effective as of December 31, 2008, based on the specified criteria.

This annual report does not include an attestation report of the Company`s registered public accounting firm regarding internal control over financial reporting. Management`s report was not subject to attestation by the Company`s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management`s report in this annual report.


</David C. Vernon>
David C. Vernon
Chief Executive Officer


</James R. VanSickle>
James R. VanSickle
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors and Shareholders
National Bancshares Corporation
Orrville, Ohio

We have audited the accompanying consolidated balance sheets of National Bancshares Corporation as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders` equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Corporation`s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation`s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bancshares Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with generally accepted accounting principles in the United States of America.



</Crowe Horwath LLP>
Crowe Horwath LLP
Cleveland, Ohio
March 27, 2009

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN OF NATIONAL BANCSHARES
CORPORATION, S&P 500 STOCK INDEX, AND S&P 500 BANK INDEX

			   	2003	   2004      2005      2006      2007      2008
National Bancshares Corp	$100.00	   130.86    111.78    118.09     84.62	   69.16
S&P 500 Stock Index~		$100.00	   110.88    116.33    134.70	 142.10	   89.53
S&P 500 Banks Index~		$100.00	   114.42    112.75    130.90	  91.91	   48.26



~	National Bancshares Corporation is not included in the S&P 500 Bank Index or S&P 500 Stock Index.

PRICE RANGE OF COMMON STOCK

National Bancshares Corporation common stock is traded on the OTC Bulletin
Board under the symbol `NBOH.`	The OTC Bulletin Board is a regulated
quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter equity securities. A summary of the high and low prices of and cash dividends paid on National Bancshares
Corporation common stock in 2008 and 2007 follows. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

					High		Low		Dividends per share
2008
First Quarter				$18.10		$16.20		$.16
Second Quarter				 18.50		 14.50	 	 .16
Third Quarter				 16.69		 14.30		 .16
Fourth Quarter				 16.00		 11.60		 .16

2007
First Quarter				$25.57		$22.50		$.16
Second Quarter				 22.80		 18.40		 .16
Third Quarter				 18.50		 15.07	 	 .16
Fourth Quarter				 17.50		 15.11	 	 .16


SHAREHOLDER INFORMATION

Corporate Office
National Bancshares Corporation
112 West Market Street, PO Box 57
Orrville, OH 44667
www.fnborrville.com

Stock Trading Information
The shares of common stock of National Bancshares Corporation are traded on the OTC Bulletin Board. The ticker symbol for National
Bancshares Corporation is `NBOH.` The Corporation had 887 shareholders of Record as of December 31, 2008.

Form 10-K
A copy of the Corporation`s 2008 Annual Report on Form 10-K as filed with the SEC will be furnished free of charge to shareholders upon written request to the Company.

Shareholder Assistance
National Bancshares Corporation
Shareholder Services Department
Ellen Gerber, Shareholder Relations
330-765-0609
egerber@fnborrville.com

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

OFFICERS

NATIONAL BANCSHARES CORPORATION

David C. Vernon
President & Chief Executive Officer

James R. VanSickle
Senior Vice President & Chief Financial Officer

Paul G. Kubiak
Senior Vice President & Secretary

FIRST NATIONAL BANK

David C. Vernon
President & Chief Executive Officer

Business Banking
Thomas R. Poe
Senior Vice President, Senior Loan Officer

Thomas M. Fast
Senior Vice President, Business Banking

John D. Shultz, Jr.
Vice President, Business Banking

Darrell L. Smucker
Vice President, Business Banking

Laura R. Yoder
Assistant Vice President, Business Banking

Harold D. Berkey
Vice President, Relationship Manager

Earl G. Mullet
Vice President, Relationship Manager

Dean M. Karhan
Assistant Vice President, Relationship Manager

Steven J. Bodo
Vice President, Mortgage Banking

Matthew M. Miller
Assistant Vice President, Mortgage Banking

Credit Administration

Steven L. Riddick
Vice President, Senior Credit Officer

Kathryn J. Barnes
Assistant Vice President, Credit Analyst

Lisa M. Bryant
Loan Operations Officer

Mindy L. Henderson
Loan Officer

Patricia J. Massaro
Loan Officer

Retail Banking

Paul G. Kubiak
Senior Vice President, Retail Banking

Cindy A. Wagner
Assistant Vice President, Retail Banking

Amberly M. Wolf
Assistant Vice President, Retail Banking

Paul J. Bayus
Assistant Vice President, Relationship Manager

Karen K. Haueter
Assistant Vice President, Relationship Manager

Heather L. Kiner
Assistant Vice President, Relationship Manager

Darrell G. Ovak
Assistant Vice President, Relationship Manager

Jill R. Wachtel
Assistant Vice President, Relationship Manager

Corporate

James R. VanSickle
Senior Vice President, Chief Financial Officer

James T. Griffith
Vice President, Cashier, Information Technology

Pamela S. Null
Vice President, Compliance & Security

Michael G. Oberhaus
Vice President, Financial Analyst

Maria A. Roush
Vice President, Auditor & Risk Management

Angela L. Smith
Controller

Jodi R. Blair
Deposit Operations Officer

BOARD OF DIRECTORS					FIRST NATIONAL BANK OFFICES
NATIONAL BANCSHARES CORPORATION &
FIRST NATIONAL BANK

Sara Steinbrenner Balzarini				Orrville
     Partner,						112 W. Market St.
     	Paramount Tennis, LLC.				330-682-1010

John P. Cook, CPA, Ph.D					1320 W. High St.
	Shareholder,					330-682-2881
	Long, Cook & Samsa, Inc.
							1720 N. Main St.
Bobbi E. Douglas					CASH ATM ONLY
	Executive Director,
	STEPS at Liberty Center				Apple Creek
	Every Woman`s House				U.S. 30 at Co. Rd. 44
							330-264-8070
John W. Kropf
	Chairman of the Board,				Dalton
	National Bancshares Corporation			12 W. Main St.
	First National Bank				330-828-2227
	Attorney,
	Kropf, Wagner, Lutz				Kidron
	& VanSickle, L.L.P.				4950 Kidron Rd.
							330-857-3101
John L. Muhlbach, Jr.
	Vice President,	Lodi
	A.A. Hammersmith, Inc.				106 Ainsworth St.
							330-948-1414
Victor B. Schantz
	President,					Massillon
	Schantz Organ Company				211 Lincoln Way E.
							330-832-7441
Steve Schmid
	President,					2312 Lincoln Way N.W.
	Smith Dairy Products, Inc.			330-833-1622
	Schmid Incorporated
							51 Massillon Marketplace Dr. S.W.
David C. Vernon						CASH ONLY ATM
	President & CEO,
	National Bancshares Corporation	Mt. Eaton
	First National Bank				15974 E. Main St.
							330-857-4301
Howard J. Wenger					330-359-3105
	President,
	Wenger Excavating, Inc.				Seville
	Lake Region Oil, Inc.				4885 Atlantic Dr.
	Northstar Asphalt, Inc.				330-769-3105
	Massillon Materials, Inc.
	Stark Materials, Inc.				Smithville
							153 E. Main St.
Albert W. Yeagley					330-669-2611
	Vice President, Industry & Government Affairs
	The J. M. Smucker Company			Wooster
							4192 Burbank Rd.
							330-263-5303

							1725 Cleveland Rd.
							330-263-1725