Form 10-K, Exhibit 13
period 2009-12-31
NATIONAL BANCSHARES CORP /OH/
filed 2010-03-30
CIK 790362

TABLE OF CONTENTS


3	Message to Shareholders

5	Financial Highlights

6	Selected Financial Data

8	Management`s Discussion and Analysis of Financial Condition and
	Results of Operations

26	Consolidated Balance Sheets

27	Consolidated Statements of Income

28	Consolidated Statements of Changes in Shareholders` Equity

29	Consolidated Statements of Cash Flows

30	Notes to Consolidated Financial Statements December 31, 2008, 2007 and 2006

51	Report of Independent Registered Public Accounting Firm

52	Report of Management on the Coorporation`s Internal Control Over Financial
	Reporting

53	Comparison of Five-Year Cumulative Total Return of National Bancshares
	Corporation, S&P 500 Stock Index, and S&P 500 Bank Index

54	Price Range of Common Stock

54	Shareholder Information

55	Officers

56	Directors

56	First National Bank Offices

MESSAGE TO SHAREHOLDERS


Dear Shareholders:

We continued to make progress in 2009 even though earnings declined 27% from $1.00 per share to $0.73 per share. Any earnings decline is a disappointment, but 2009 was a very unusual year. Actually, we could characterize 2009 as the `exclamation point` on the `bubble decade.` Some have referred to the last ten years as the lost decade. Whatever we choose to call it, all of us know we are living in a very challenging economic environment.

When our clients suffer financially, we suffer. In our business, `we feel your pain` is not a cliche. People without jobs can not make loan payments. Retail merchants who suffer a decline in business can not make rent or mortgage payments. Businesses who suffer a decline in sales can not make loan payments. Millions of people have lost jobs and in some parts of the United States real estate values have been cut in half.

In 2009, we witnessed a record number of personal bankruptcies and business failures. As a result we made the prudent decision to increase the provision for loan losses by over $1 million from $482 thousand in 2008 to $1.8 million in 2009. This increased provision also directly reduced net income. An end to the current economic malaise is not in sight and we intend to continue making an increased provision to the allowance for loan losses in 2010.

In 2009, we witnessed `too big to fail` brokerage firms, insurance companies and banks being bailed out by the Federal Government. Community banks, on the other hand, were not treated in similar fashion. Community banks were allowed to fail and many of them did. The cost of those failures caused the FDIC to increase the cost for deposit insurance. In 2009, our FDIC insurance premium increased from $35 thousand in 2008 to $605 thousand, an increase of $570 thousand. This increase in the cost for FDIC insurance directly reduces net income. Please take some time to review the financial statements and footnotes contained in this Annual Report for more details about our 2009 financial results.

Now let`s discuss some good news. In 2009, net interest income increased nearly $1 million. The volume of new loans in 2009 set a record. New commercial loans totaled $52 million and commercial loan fee income increased from $72 thousand in 2008 to $291 thousand in 2009. Our new Fairlawn office originated $27 million in new commercial loans, many of them in Wayne and Stark counties, in just seven months. Income from originating mortgage loans increased from $19 thousand in 2007 and $126 thousand in 2008 to $353 thousand in 2009. In an effort to underscore the fact that we are ready and willing to make loans, it is now possible for anyone to apply for a loan and talk with a loan consultant 24/7.

In 2009, we significantly increased the sale of business cash management and remote deposit services which make it possible for local businesses to deposit checks electronically from their offices and eliminate the need to make a trip to the bank. In the past four months local businesses made remote electronic deposits totaling $58 million. Hundreds of our business customers are now using the many new services we have introduced in the last two years.

In 2009, we introduced Bonus Checking, a service for customers who use our debit card, make deposits electronically, use our bill pay service and receive their statement electronically. Bonus Checking earns an annual percentage yield of 4.02% on the entire balance up to $25 thousand. We also introduced a Health Savings Account with a Debit Card which makes it much easier for clients to use the account for medical expenses.

Our new Seville office opened in February, our Fairlawn office opened in May and the downtown Massillon, West High in Orrville, Smithville and Dalton offices were remodeled to incorporate all of the design elements of our office rebranding project.

In many ways, 2009 was a dreadful year but the positives far outweigh the negatives. This is a tough economic environment, but the difficulties we face are less severe than what we witness each day in other parts of our country and the world. We are surely blessed because our Bank is strong. We have an outstanding and dedicated Board of Directors, and the best staff and management team any community bank could possibly assemble. Most importantly, we have the support of you, our shareholders.

Thank you for your interest in National Bancshares Corporation and First National Bank. All of the Directors, Officers and staff appreciate your support.


David C. Vernon
President and CEO

Last year at the annual meeting, Donna Dale Davis, one of our long time shareholders and 2005 Orrville Citizen of the Year, suggested we let everyone know about our charitable giving. In 2009, the Charitable Giving Committee of the Board of Directors approved gifts to the following organizations. Thank you for the great suggestion, Donna Dale.


Boy Scouts of America
Central Christian High School Building
Every Woman`s House
First National Bank Scholarship (Wayne County Community Foundation) Heartland Education Community, Inc.
ICAN Housing Solutions
Kidron Community Historical Society
Kidron United Fund
Main Street Wooster, Inc.
Massillon Boys and Girls Club
Massillon Chamber of Commerce
Newspapers in Education
Orrville Area Boys and Girls Club
Orrville Chamber of Commerce
Orrville Community Chorus
Orrville-Dalton YMCA
Orrville Public Library
Orrville School Multi-Purpose Facility
Orrville United Way, Inc.
Paint Township Area Fireworks
Smithville Community Historical Society
STEPS (FKA Wayne County Alcoholism Services)
United Way of Wayne and Holmes Counties
United Way of Western Stark County
Village Network (FKA Boy`s Village)
Wayne College Capital Campaign
Wayne Development Council
Wayne/Holmes Soap Box Derby
Wooster Chamber of Commerce
Wooster Jazz Arts Festival
Wooster/Orrville NAACP
Young Life of Wayne County


Special thanks to the following local companies who have helped us with the rebranding and remodeling of our offices.

Kidron Electric
Marshall Construction
RBS Construction
Northstar Asphalt
Orrville Plumbing and Heating
Benchmark Craftsmen
Adams Signs

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
Financial Position
(Dollar amounts in thousands, except per share data)
   								Percentage
At December 31,			2009		2008		Change
Total assets			$370,228	$338,002	 9.5 %
Deposits		 	 291,373	 263,642	10.5 %
Loans, net		 	 194,071	 179,831	 7.9 %
Securities		 	 130,241	 127,248	 2.4 %
Shareholders` equity	 	  38,903	  36,881	 5.5 %
Book value per share	 	   17.64	   16.75	 5.3 %

Year ended December 31,
Net interest income		$ 12,228	$ 11,286	 8.3 %
Income before income taxes	   2,007	   2,964       (32.3)%
Net income			   1,609	   2,194       (26.7)%
Cash dividends declared		     705	   1,404       (49.8)%
Net income per share		    0.73	    1.00       (27.0)%
Cash dividends per share	    0.32       	    0.64       (50.0)%


National Bancshares Corporation is the holding company for First National Bank, a federally chartered national bank formed in Ohio in 1881. First National Bank has fourteen offices in Orrville, Massillon, Wooster, Apple Creek, Dalton, Fairlawn, Kidron, Lodi,
Mt. Eaton, Seville and Smithville. Additional information is available at www.discoverfirstnational.com.

SELECTED FINANCIAL DATA

(Dollar amounts in thousands, except per share data)
As of or for the years ended December 31,

				2009		2008		2007		2006		2005
Income statement data:
Interest income			$16,465		$17,071		$17,832		$17,157		$16,075
Interest expense		  4,237		  5,785		  6,968		  5,995		  4,128
Net interest income		 12,228		 11,286		 10,864		 11,162		 11,947
Provision for loan losses	  1,829		    482		    147  	    160 	    159
Net interest income after
  provision for loan losses	 10,399		 10,804		 10,717		 11,002		 11,788
Noninterest income		  2,972		  2,333		  1,990		  1,653		  1,801
Noninterest expense		 11,364		 10,173		 10,500		 11,354		 10,986
Income before income taxes	  2,007		  2,964		  2,207		  1,301		  2,603
Income taxes			    398		    770		    496		    137		    503
Net income			  1,609		  2,194		  1,711		  1,164		  2,100

Balance sheet data:
Cash and due from banks		$ 8,124		$11,001		$11,842		$ 8,955		$11,985
Federal funds sold		      -		      -		    443		  9,820		  8,780
Securities			130,241		127,248		 84,514		 86,000		 77,009
Loans, net			194,071		179,831		191,488		184,481		191,538
Deposits			291,373		263,642		242,523		247,681		249,488
Borrowings			 36,720		 34,285		 26,374		 22,744		 19,952
Shareholders` equity		 38,903		 36,881		 34,991		 34,680		 34,653
Total assets			370,228		338,002		306,651		308,358		306,881

Share and per share data:
Net income			$  0.73		$  1.00		$  0.77		$  0.52		$  0.94
Cash dividends			   0.32		   0.64		   0.64		   0.64		   0.64
Book value at period end	  17.64		  16.75		  15.85		  15.52		  15.51
Weighted average number
  of shares outstanding	      2,202,457	      2,203,218	      2,231,369	      2,234,488	      2,234,488

Performance ratios:
Return on average equity	  4.21%		  6.20%		  4.94%		  3.29%		  5.90%
Return on average assets	  0.46%		  0.70%		  0.56%		  0.38%		  0.70%
Dividend payout percentage	 43.82%		 64.00%		 83.58%		122.87%		 68.10%
Efficiency ratio (1)		 74.76%		 74.70%		 81.69%		 88.60%		 79.91%
Full-time equivalent staff	   101		   108		   105		   132	           135
Average total assets to
  full-time equivalent staff	$3,491		$2,916		$2,903		$2,296		$2,234

Asset quality ratios:
Allowance for loan losses
  to ending total loans		  1.48%		  0.95%		  1.05%		  1.07%		  0.98%
Net loan charge-offs
  to average loans		  0.35%		  0.41%		  0.06%		  0.03%		  0.01%

Capital ratios:
Average equity to average
assets				 10.84%		 11.24%		 11.35%		 11.66%		 11.81%
Leverage ratio (2)		  7.40%		  7.78%		  8.26%	  	  8.57%		  9.76%
Total risk-based capital
ratio (2)			 12.64%		 12.60%		 12.78%		 13.26%		 14.45%

(1) The efficiency ratio is calculated by dividing noninterest expenses by the sum of net interest income and noninterest income.
(2) Computed in accordance with Comptroller of the Currency and FDIC guidelines.


SELECTED FINANCIAL DATA

The following table shows quarterly results of operations for 2009 and 2008.
													Basic and
			Interest 	Net interest	Provision for	Income before			diluted earnings
			income		income 		loan losses	income taxes	Net income	per share
(Dollar amounts in thousands)
2009
First quarter		$4,208		$2,993		$123		$780		$573		$0.26
Second quarter		 4,149		 3,013		 228		 596		 454		 0.21
Third quarter		 4,026		 3,072		 576		 285		 267		 0.12
Fourth quarter		 4,082		 3,150		 902		 346		 315		 0.14

2008
First quarter		$4,270		$2,744		$187		$660		$491		$0.22
Second quarter		 4,196		 2,763		  71		 685		 514		 0.23
Third quarter		 4,294		 2,843		 126		 778		 574		 0.26
Fourth quarter		 4,311		 2,936		  98		 841		 615		 0.28


MANAGEMENT`S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This section of the annual report is intended to assist the reader in evaluating the performance of National Bancshares Corporation for the years ended December 31, 2009, 2008 and 2007. This information should be read in conjunction with the consolidated financial statements and accompanying notes to the financial statements.

Forward Looking Statement
The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. Forward-looking statements can be identified by terminology such as `believes,` `expects,` `anticipates,` `estimates,` `intends,` `should,` `will,` `plans,` `potential` and similar words. Forward-looking statements are also statements that are not statements of historical fact. Forward-looking statements necessarily involve risks and uncertainties. They are merely predictive or statements of probabilities, involving known and unknown risks, uncertainties and other factors. If one or more of these risks or uncertainties occurs or if the underlying assumptions prove incorrect, actual results in 2010 and beyond could differ materially from those expressed in or implied by the forward-looking statements.

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

Management Strategy
The Corporation is a community-oriented financial institution offering a variety of financial services to meet the needs of the communities it serves. The Corporation attracts deposits from the general public and uses such deposits, together with borrowings and other funds, primarily to originate commercial and commercial real estate loans, single-family and multi-family residential mortgage loans, home equity loans and lines of credit and consumer loans.

During 2009, the Corporation continued to execute a plan, which was implemented in December 2006. The plan focuses on four critical areas. These areas are first; enhancing services for depositor clients, second; strengthening regulatory compliance, third; enhancing the Corporation`s ability to originate loan assets and fourth; reducing costs and increasing noninterest income.

In the first half of 2008, the Corporation introduced `Platinum Checking`, a high-interest checking account for clients with balances above $10 thousand. The Platinum Checking account product accounted for $45.0 million or 15.4% of total deposits at December 31, 2009. In November 2008, the Corporation introduced `Bonus Checking`, an account that pays bonus interest to clients that use our Visa debit card, bill pay services, receive their account statement online, and make at least one electronic direct deposit. The Bonus Checking account product accounted for $2.1 million of deposits at December 31, 2009. In 2009, the Corporation introduced `Mobile Banking`, a program which allows customers to receive text message alerts regarding account balances and allows clients to access online banking accounts through the use of a cell phone internet browser.

Loans, net of allowance for loan losses increased $14.3 million from year-end 2008 to year-end 2009. The loan demand in the Bank`s primary market remains soft. However, the Bank has been able to achieve loan growth by taking advantage of the opportunity to lend to businesses in search of a bank that will be responsive to their credit needs as other banks have tightened lending requirements. The Bank opened a full-service office in Fairlawn, Ohio in May, 2009. The office is staffed by four business bankers and one corporate services specialist, who are focused on the sale of business financial services in Summit and Cuyahoga counties. The Fairlawn office has generated over $27 million in loans and over $2.2 million in deposits since opening.

The Corporation initiated an office rebranding project in the second half of 2008. The Seville Office was moved from a leased location to a new Bank-owned facility in February 2009 as part of the project. The Corporation has completed the remodeling of the Burbank Road (Wooster), Smithville, West High (Orrville), Downtown Massillon and Dalton offices as of
December 31, 2009.

Office of the Comptroller of the Currency (`OCC`) regulations require banks to maintain certain minimum levels of regulatory capital. Additionally, the regulations establish a framework for the classification of banks into five categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Generally, an institution is considered well-capitalized if it has a core (Tier 1) capital ratio of at least 5.0% (based on adjusted total assets); a core (Tier 1) risk-based capital ratio of a least 6.0%; and a total risk-based capital ratio of at least 10.0%. The Bank had capital ratios above the well-capitalized levels at December 31, 2009 and December 31, 2008.

The Corporation is not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on liquidity, capital resources or operations. The Corporation is not aware of any current recommendations by its regulators which would have a material effect if implemented. The Corporation has not engaged in sub-prime lending activities and does not plan to engage in those activities in the future.

Financial Condition
Total assets increased 9.5% to $370.2 million as of December 31, 2009, from $338.0 million at December 31, 2008. Securities available for sale totaled $130.2 million as of December 31, 2009, compared to $127.2 million at December 31, 2008. Loans, net of allowance for loan losses increased $14.3 million to $194.1 million as of December 31, 2009, compared to $179.8 million at December 31, 2008. Deposits increased 10.5% to $291.4 million as of December 31, 2009, compared to $263.6 million at December 31, 2008. Shareholders` equity increased 5.4% to $38.9 million at the end of 2009, from $36.9 million at the end of 2008. Accumulated other comprehensive income increased to $2.5 million as of December 31, 2009, compared to $1.5 million as of December 31, 2008. The change in accumulated other comprehensive income was a result of an increase in unrealized gains on securities available for sale.

Loans
Total loans increased by $15.6 million or 8.6% from year-end 2009 to year-end 2008. The Bank continues to focus its efforts on attracting commercial loan business. Commercial and commercial real estate loans increased $18.3 million during 2009. The Bank`s loan portfolio consists of $154.5 million loans secured by real estate, which represents 78.2% of total loans as of December 31, 2009.

First National Bank`s loan policy provides for a loan mix up to 60% of total loans for commercial loans, up to 40% of total loans for consumer loans, up to 60% of total loans for residential real estate loans and up to 200% of total capital for commercial real estate loans. The loan to deposit ratio will not exceed 90%.

The Bank purchased $1.2 million of automobile loans from another Ohio bank during 2009. All of the purchased loans were underwritten individually using the same underwriting standards used for loans generated in our offices.


Loan portfolio composition at December 31,
			2009		2008		2007		2006		2005
			$	 %	$	 %      $ 	 %	$	 %	$	 %
(Dollar amounts in thousands)
Real estate:
Commercial		$65,139	 33%	$48,034	 27%	$51,463	 27%	$45,737	 25%	$47,638	 25%
Residential		 50,390	 26%	 54,924	 30%	 80,113	 41%	 86,652	 46%	 91,592	 47%
Home equity		 26,526	 13%	 24,442	 13%	 20,857	 11%	 19,383	 10%	 19,045	 10%
Construction(1)		 12,395   6%	 12,846	  7%	  8,367	  4%	  6,079	  3%	  6,440	  3%
			154,450	 78%	140,246	 77%	160,800	 83%	157,851	 84%	164,715	 85%

Consumer		 12,343	  6%	 14,354	  8%	 11,988	  6%	  7,522	  4%	  6,205	  3%
Commercial		 26,792	 14%	 25,583	 14%	 17,552	  9%	 18,519	 10%	 20,046	 10%
Credit cards  		      -	  0%	      -	  0%	  1,614	  1%	  1,521	  1%	  1,406	  1%
Other		          3,830	  2%	  1,658	  1%	  1,987	  1%	  1,609	  1%	  1,566   1%
Total Loans		197,415	100%	181,841	100%	193,941	100%	187,022	100%	193,938	100%
Less:
Unearned and
  deferred income	   (438)	   (292)	   (425)	   (548)	   (496)
Allowance for
  loan losses		 (2,906)	 (1,718)  	 (2,028)	 (1,993)	 (1,903)
Net loans		$194,071	$179,831	$191,488        $184,481        $191,539
Net loans as
  a percent of
  total assets		  52.42%	  53.20%	  62.45%	  59.83%	  62.41%

(1) ~ Includes land development.

Ranked by North American Industry Classification System ~ or NAICS ~ codes, the industries most represented by First National Bank`s commercial borrowers include lessors of residential buildings and dwellings and lessors of non-residential buildings, in that order, accounting for 10.5% and 9.5% of the total loans at year-end 2009, respectively.

Approximately 53% of the conventional mortgage loans secured by 1-4 family real estate are long term fixed interest rate loans. The majority of loans added to First National Bank`s portfolio, by the 2002 acquisition of Peoples Federal, were fixed-rate residential mortgage loans, but the number of such loans has declined since the merger as the fixed-rate mortgages have been refinanced or paid off. Approximately 47% of the portfolio of conventional mortgage loans secured by 1-4 family and multifamily real estate at year-end 2009 consisted of adjustable rate loans. First National Bank`s fixed-rate conventional mortgage loans are originated with loan documentation that permits their sale in the secondary market. The Bank`s policy is to classify all fixed-rate mortgage loans as `Held for Sale` or `Held for Portfolio` at the time the loans are originated within various scenarios and classifications set by the Bank. The classification is based upon several factors such as the Bank`s interest rate risk position, the loan`s interest rate and term, the Bank`s liquidity position, the interest rate environment and general economic conditions.

Allowance for Loan Losses
As explained in Note 1 of the consolidated financial statements, the allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and recoveries, and decreased by charge-offs. The allowance for loan losses is the sum of components recognized and measured either: (1) according to Accounting Standards Codification (ASC) 450-10-05, `Accounting for Contingencies,` for pools of homogenous loans, or (2) according to ASC 310-10-35, `Accounting by Creditors for Impairment of a Loan,` for loans the Bank considers impaired based upon individual loan review. Management determines the necessary allowance balance using the Bank`s loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

Loans Analyzed Individually
Determining the loan loss allowance begins with the Bank`s assessment of credit risk for loans analyzed individually. Individual loans are assigned credit-risk grades based on the Bank`s assessment of conditions affecting a borrower`s ability to satisfy its contractual obligation under the loan agreement. The assessment process includes reviewing a borrower`s current financial information, historical payment experience, credit documentation, public information, and other information specific to each borrower. Loans reviewed individually are reviewed at least annually or more frequently if management becomes aware of information affecting a borrower`s ability to fulfill its obligation. All loans over $250 thousand or to customers whose aggregate total borrowing exceeds $250 thousand are reviewed individually, except for first mortgage loans on a borrower`s personal residence. Loans or customers with balances under $250 thousand may also be reviewed individually if considered necessary by the board and management. All commercial lending relationships over $100 thousand are ranked according to risk at least annually. Risk rankings also change at any point during the year if the creditworthiness of a borrower changes. In addition, risk ratings are reviewed annually by a qualified independent third party. The independent third party reviews all aggregate loan relationships of $250 thousand or greater along with a sampling of loan relationships between $100 thousand and $250 thousand. Loans analyzed individually are ranked as follows:

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

Loans Graded 6 (`Special Mention`) have more than average risk, with identified potential weaknesses that deserve management`s close attention. Left uncorrected, the potential weaknesses could result in deterioration of repayment prospects. In the case of a commercial borrower, for example, potential weaknesses could include adverse trends in the borrower`s operations or adverse economic or market conditions that could affect the borrower in the future.

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

If it is probable that the Bank will be unable to collect all principal and interest due on a commercial or non-homogenous loan then that loan is considered impaired. Management measures the amount of impairment using the loan`s expected future cash flows (discounted at the loan`s effective interest rate), or the fair value of the underlying collateral if loan repayment is expected to come from the sale or operation of the collateral. First National Bank considers commercial or non-homogenous loans graded doubtful or loss to be impaired. Some loans graded substandard are considered impaired. Special mention and watch loans are not considered to be impaired. Impairment is evaluated in total for smaller-balance loans of similar type and purpose ~ such as residential mortgage and consumer, ~ and on an individual loan basis for other loans (other loans consists of loans to non-profit organizations and loans collateralized with cash).
If a loan is impaired, a portion of the loan loss allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan`s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Increases in the allowance for loan losses are made by expensing a provision for loan losses. No specific provision for loan losses expense would result if an individually reviewed loan is graded higher than `watch`, but such loans are included in the pools of loans analyzed under ASC 450-10-05. Loans classified `special mention` or `substandard`, and smaller-balance loans classified `doubtful` are assigned a provision based upon a historical migration analysis performed on classified loans. The migration analysis identifies the percentage of classified loans by category that has historically been ultimately charged-off. The migration percentages are reviewed and adjusted by management to reflect various factors such as the growth and change in mix of the loan portfolio and the regulator`s guidelines. Loans ranked `loss` are charged off in their entirety because at that point the unconfirmed loss that the loan loss allowance is intended to approximate is considered to be confirmed.

As of December 31, 2009, 2008 and 2007 classified assets were as follows:

Classified assets at December 31,
				    2009		    2008		    2007
					Percent of		Percent of		Percent of
				Amount  total loans	Amount  total loans	Amount  total loans
(Dollar amounts in thousands)
Classified Loans:
  Special mention		$2,841	1.4%		$3,294	1.8%		$  401	0.2%
  Substandard			11,783	6.0%		 3,874	2.1%		 4,839	2.5%
  Doubtful		   	     -	0.0%		     -	0.0%		    79	0.0%
  Loss			   	     -	0.0%		     -	0.0%		     -	0.0%
    Total classified loans	14,624	7.4%		 7,168	3.9%		 5,319	2.7%
    Other classified assets	   104	0.1%		   354	0.2%		   194	0.1%
    Total classified assets	14,728	7.5%		 7,522	4.1%		 5,513	2.8%


Pools of Loans Analyzed under ASC 450
The total loan loss allowance is derived both from analysis of individual impaired loans under ASC 310-10-35 and analysis of aggregated pools of loans under ASC 450. Smaller balance loans (such as automobile or home equity loans, for example), groups of loans (such as residential mortgage loans), and less severely classified loans reviewed individually may be analyzed on an aggregated or pooled basis under ASC 450.

Under ASC 450, loans are segmented into groups of loans having similar risk characteristics based on purpose, loan type, and collateral, for example residential mortgage loans, home equity loans, and consumer loans. Losses inherent in pools of loans are estimated using average historical losses over a period of years for loans of those types, but with adjustments to account for changes in loan policies, changes in underwriting or loan recovery practices, changes in prevailing economic conditions, changes in the nature or volume of the loan portfolio, and changes in other internal and external factors. Loans secured by real estate ~ particularly residential mortgage loans ~ generally have less credit risk than other types of loans.

Changes in the Allowance for Loan Losses and Classified Assets
An effective loan review function is vital to the establishment of an appropriate loan loss allowance. Loan officers and the Bank`s credit analysts are responsible for the assignment of risk ratings for loans reviewed individually. Each quarter, a committee consisting of the Bank`s Chief Financial Officer and Senior Credit Officer evaluates the loan loss allowance and reports the results of its evaluation to senior management and the Bank`s board. The Bank adjusts its loan loss allowance methodologies retrospectively as well, making adjustments in its estimates and assumptions as necessary to account for variances of estimated loan losses from actual loan loss experience. The Bank`s determination about classification of its assets and the amount of its allowances is subject to review by the Office of the Comptroller of the Currency (OCC), which may order the establishment of additional loss allowances.

First National Bank`s allowance for loan losses increased $1.2 million during the year to $2.9 million as of December 31, 2009. The allowance for loan losses to total loans was 1.48% at December 31, 2009. This is an increase of 53 basis points when compared to December 31, 2008. The percentage of the allowance for loan losses to total loans was 0.95% at December 31, 2008. Total nonperforming loans have increased from $2.0 million as of December 31, 2008 to $5.2 million at December 31, 2009. In 2009, total classified loans increased from $7.2 million to $14.6 million or 102.8%. A stagnant local economy and marginal deterioration of the financial position of some of the Bank`s commercial borrowers led to more loans being classified.

Loan review and monitoring is integral to effective credit administration and risk management. In order to minimize the credit risk inherent in the lending process, management and the Board of Directors has adopted a more formal and systematic approach with credit administration and loan review. As part of this systematic approach, a qualified independent third party was engaged to perform loan reviews in both 2009 and 2008. Management intends to continue this practice on an annual basis.

Loans deemed uncollectible are charged against the allowance for loan losses. After a loan is charged off, the Bank continues its efforts to recover the loss. Recoveries of previously charged-off amounts are credited to the allowance for loan losses. The Bank recorded a $400 thousand partial charge-off of a $1.6 million commercial real estate loan in 2009. The Bank recorded a $676 thousand partial charge-off of a $1.7 million commercial real estate loan in 2008. Transactions in the allowance for loan losses are summarized in following table:


				  Year ended December 31,
				  2009		  2008		  2007		  2006		  2005
(Dollar amounts in thousands)
Balance, beginning of period	  $1,718	  $2,028	  $1,993	  $1,903	  $1,763
Loans charged off:
Collateralized by real estate:
     Commercial			       -	     688	       -	      39	       -
     Residential		      38	      16	      12	      42	       -
     Home equity		      25	       9	       -	       -	       -
     Construction and land
       development		     400	       -	       -	       -	       -
Consumer			     195	      69	      72	      43	       8
Commercial			       -	      32	      67	      17	      33
Credit cards		       	       1	      21	       -	      21	      16
Other		                       -	      10	       -	       -	       -
     Total loans charged off         659	     845	     151	     162	      57
Recoveries of loans
  previously charged off:
Collateralized by real estate:
     Commercial			       -	       5	       -	       -	       -
     Residential		       -	      14	       1	      14	       -
     Home equity		       2	       2	       -	       -	       -
     Construction and land
      development		       -	       -	       -	      55	      32
Consumer			      15	      11	      37	      16	       5
Commercial		     	       1	       -	       -	       1	       1
Credit cards		               -	       1	       1	       6	       -
Other			               -	      20	       -	       -	       -
     Total recoveries	              18	      53	      39	      92	      38
Net loans charged off		    (641)	    (792)	    (112)	     (70)	     (19)
Provision charged to operations	   1,829	     482	     147	     160	     159

Balance, end of period		  $2,906	  $1,718	  $2,028	  $1,993	  $1,903
Loans outstanding:
          Average		$184,965	$192,472	$187,888	$186,146	$197,064
          End of period		 196,977	 181,549	 193,941	 187,022	 193,937
Ratio of allowance for loan
  losses to total loans
  outstanding at end of period	   1.48%	   0.95%	   1.05%	   1.07%	   0.98%
Net charge offs to average loans   0.35%	   0.41%	   0.06%	   0.04%	   0.01%


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

			Allocation of the allowance for loan losses at December 31,
			2009			2008			2007			2006			2005
			Amount	Percent(1)	Amount	 Percent(1)	 Amount	Percent(1)	Amount	Percent(1)	Amount	Percent(1)
(Dollar amounts in thousands)
Real estate:
     Commercial		$  810	33%		$  501	27%		$  779	27%		$  654	25%		$  720	25%
     Residential	    97	26%		   169	30%		   321	41%		    88	46%		   186	47%
     Home equity	    78	13%		   121	13%		   115	11%		     9	10%		     8	10%
     Construction(2)	   446	 6%		    26	 7%	 	     -	 4%		     -	 3%		     -	 3%
Consumer		   261	 6%		   280	 8%		   116	 6%		    89	 4%		    40	 3%
Commercial		 1,206	14%		   579	14%		   552	 9%		 1,064	10%		   826	10%
Credit cards		     -	 0%		     -	 0%		    48	 1%		    31	 1%		    47	 1%
Other			     5	 2%		    10	 1%		     -	 1%		    58	 1%		    76	 1%
Unallocated		     3	n/a		    32	n/a		    97	n/a		     -	n/a		     -	n/a
	Total		$2,906  100%		$1,718	100%		$2,028	100%		$1,993	100%		$1,903	100%

(1) ~ Percent of loans in each category to total loans.
(2) ~ Includes land development.


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

				        Problem assets at December 31,
					2009		2008		2007		2006		2005
(Dollar amounts in thousands)
Real estate:
Commercial:
	Non-accrual			$  2,432	$  1,306	$  2,106	$    454	$      -
	Past due 90 days or more	       -	       -	       -	       -	       -
Residential:
	Non-accrual			     503	      60	     209	     223	     599
	Past due 90 days or more	     362	     173	     142	     217	     198
Home equity:
	Non-accrual			     386	     386	       -	       8	       5
	Past due 90 days or more	      86	      34	       9	       -	       -
Construction and land development:
	Non-accrual			   1,200	       -	       - 	     276	       -
	Past due 90 days or more	       -	       -	       -	       -	       -
Not collateralized by real estate:
Consumer and other:
	Non-accrual			       -	       -	       -	       -	       4
	Past due 90 days or more	      10	      24	       1               8	       5
Commercial:
	Non-accrual			     195	       -	     330	   1,100	   1 472
	Past due 90 days or more	       -	      30	       -	      22    	      36
Credit cards:
	Non-accrual			       -	       -	       -	       -	       -
	Past due 90 days or more	       -	       -	       6   	       -	       6
	Total nonperforming loans	   5,174	   2,013	   2,803	   2,308	   2,325
Other real estate owned			     104	     354	     194	     103	     103
     Total nonperforming assets		$  5,278	$  2,367	$  2,997	$  2,411	$  2,428
Loans outstanding, net			$194,071	$179,831	$191,488	$184,481	$191,538
Nonperforming loans
  to total net loans			    2.67%	   1.12%	   1.46%	   1.25%	   1.21%
Nonperforming assets
  to total assets			    1.43%	   0.70%	   0.98%	   0.78%	   0.79%
Allowance for loan losses
  to total loans			    1.48%	   0.95%	   1.05%	   1.07%	   0.98%
Allowance for loan losses
  to nonperforming loans   		   56.17%	  85.35%	  72.35%	  86.38%	  81.86%


Securities
Total securities increased $3.0 million or 2.4% at December 31, 2009 when compared to December 31, 2008. Securities are primarily comprised of mortgage-backed securities, municipal securities and securities issued by corporations. The Bank actively purchases bonds issued by local municipalities, school systems and other public entities when opportunities arise. Securities are classified either as held to maturity or as available for sale. The Bank does not hold any securities for trading purposes. If management has the intent and the Bank has the ability at the time of purchase to hold a security until maturity, the security is classified as held to maturity and it is reflected on the balance sheet at amortized cost. Securities to be held for indefinite periods and not intended to be held to maturity or on a long-term basis are classified as available for sale, and they are reflected on the balance sheet at their fair value. Management generally believes that all securities should be classified as available for sale but makes that determination at the time of purchase. In order to more effectively manage securities and to be in a better position to react to market conditions, at December 31, 2009, all securities were classified as available for sale. At year-end 2009 and 2008 there was no single issuer of securities where the total book value of such securities exceeded 10% of shareholders` equity except for U.S. government and agency obligations.



The following table shows the amortized cost and estimated fair values of the corporation`s securities portfolio at the date indicated.
							Gross		Gross
					Amortized	unrealized	unrealized	Fair
					cost		gains		losses		value

(Dollar amounts in thousands)
December 31, 2009
Available for sale:
U.S. Government and federal agency	$    819	$     -		$      -	$    819
State and municipal			  28,019	    763		     (99)	  28,683
Corporate bonds and notes	   	   7,640	    137		       -	   7,777
Mortgage-backed: residential         	  89,972	  3,058		     (87)	  92,943
Equity securities			      23	      -		      (4)	      19
	Total securities		$126,473	$ 3,958		$   (190)	$130,241

December 31, 2008
Available for sale:
State and municipal			$ 16,173	$   234		$   (193)	$ 16,214
Corporate bonds and notes		   7,630	      5		    (453)	   7,182
Mortgage-backed: residential		 101,220	  2,616		       -	 103,836
Equity securities		 	      23	      -		      (7)	      16
	Total securities		$125,046	$ 2,855		$   (653)	$127,248

December 31, 2007
Available for sale:
U.S. Government and federal agency	$ 10,107	$   161		$      -	$ 10,268
State and municipal		  	  15,786	    295		     (13)	  16,068
Corporate bonds and notes	  	  17,864	     26		    (295)	  17,595
Mortgage-backed: residential	  	  40,310	    294		     (21)	  40,583
	Total securities		$ 84,067	$   776		$   (329)	$ 84,514



The contractual maturity of securities available for sale at
December 31, 2009 is shown below.
	 		One year	More than one	More than five	More than
			or less		to five years	to ten years	ten years	Total securities

			Carrying value	Carrying value	Carrying value	Carrying value	Carrying value		Market
			Average yield	Average yield	Average yield	Average yield	Average yield		value
(Dollar amounts in thousands)
U.S. Government and 	$     -		$      -	$    819	$      -	$    819		$    819
  federal agency	      -		       -	   4.40%	       -	   4.40%

State and municipal	    784		   1,873	  13,727	  12,299	  28,683		  28,683
			  4.09%		   4.27%	   3.93%	   3.98%	   3.97%
Corporate bonds
  and notes		  5,242	   	   2,535	       -	       -    	   7,777	   	   7,777
			  4.94%	   	   5.05%	       -	       -	   4.98%

Mortgage-backed:
  residential   	      -    	   5,201	  36,474  	  51,268  	  92,943		  92,943
			      -	       	   1.62%	   4.68%	   4.56%	   4.44%

Total 		        $ 6,026	        $  9,609	$ 51,020	$ 63,567	$130,222		$130,222
			  4.83%	           3.04%	   4.47%	   4.45%	   4.37%


Restricted Equity Securities
As of December 31, 2009, the Bank held 24,855 shares of $100 par value Federal Home Loan Bank of Cincinnati stock, which are restricted-equity securities. FHLB stock represents an equity interest in the FHLB, but it does not have a readily determinable fair value. The stock can be sold at its par value only, and only to the FHLB or to another member institution. Member institutions are required to maintain a minimum stock investment in the FHLB, based on total assets, total mortgages, and total mortgage-backed securities.

Total Liabilities
Total liabilities increased by $30.2 million or 10.0% from 2008 to 2009. This increase is primarily a result of a $19.6 million increase in interest-bearing deposits and an increase of $6.0 million in Federal Home Loan Bank advances.

Deposits
Deposits increased during 2009 by $27.7 million or 10.5%. The increase is primarily attributed to a growth in interest-bearing demand deposits of $25.3 million. This increase was partially offset by decreases in savings and time deposits. Savings accounts decreased by $3.3 million or 6.6% from the end of 2008 to the end of 2009. This was primarily due to customers moving to higher yielding demand accounts. Time deposits decreased by $2.5 million or 3.3%. This decrease is a result of the success of our premium money market and interest-bearing checking accounts, and management`s decision to maintain a reasonable time deposit rate structure. Interest-bearing demand deposits, which include negotiable order of withdrawal accounts and money market demand accounts, increased $25.3 million or 27.4% during 2009. Much of the increase in this category is attributed to the Bank`s success in marketing our `Platinum Checking` account. First National Bank has not solicited brokered deposits.




Maturity of time deposits of $100,000 or more at December 31, 2009
(Dollar amounts in thousands)

Time Remaining to Maturity			Amount      	Percent of Total
     Three months or less			$ 6,244		39.7%
     Over three through 12 months		  5,400		34.4%
     Over one year through 3 years		  3,386		21.6%
     Over 3 years				    682		 4.3%
     Total					$15,712	       100.0%


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

The most liquid assets are cash and cash equivalents, which at year-end 2009 consisted of $8.1 million in cash and due from banks. At year-end 2008 cash and cash equivalents consisted of $11.0 million in cash and due from banks. Federal funds sold are overnight investments with correspondent banks, an investment and liquidity tool used to maximize earning assets. Securities classified as available for sale that are not pledged are another source of liquidity. We consider the Bank`s loans-to-deposits ratio to assess liquidity, seeking to cap the ratio of loans to deposits at 90%. The ratio of total loans to deposits at year-end 2009 was 67.6%. At the end of 2009 the fair value of securities available for sale was approximately $130.2 million, while the total carrying value of securities pledged was approximately $45.9 million, representing securities pledged to secure public deposits and repurchase agreements.

The Corporation`s operating activities, as described in the Consolidated Statements of Cash Flows in the attached consolidated financial statements, include net cash provided of $1.4 million in 2009, $2.3 million in 2008 and $1.8 million in 2007, generated principally from net income in those years. The Bank reported $16.8 million in originations and proceeds from sales of mortgage loans held for sale as operating activities in 2009.

The Corporation`s investing activities, as described in the Consolidated Statements of Cash Flows in the attached consolidated financial statements, consist primarily of loan originations and repayments, along with securities purchases, sales and maturities. In 2009, net cash used in investing activities was $33.6 million. The increase in loans over the year and the purchase of loans utilized $16.3 million of cash. Net cash used to purchase time deposits with other financial institutions was $13.6 million in 2009. Purchases of property and equipment, primarily related to our office rebranding project, were $3.4 million. In 2008, net cash used in investing activities was $31.1 million. The increase in loans over the year and the purchase of loans utilized $11.3 million of cash. Net cash used from activity in securities available for sale totaled $20.3 million in 2008. Management continued the reallocation of the investment portfolio started in 2007 by primarily purchasing seasoned 15 and 20 year discount agency mortgage-backed securities in 2008.

The Corporation`s financing activities, as described in the Consolidated Statements of Cash Flows in the attached consolidated financial statements, include the solicitation and repayment of customer deposits, borrowings and repayments, treasury stock activity, and the payment of dividends.
In 2009, net cash provided by financing activities was $29.3 million.
The increase in deposits and short-term borrowings over the year provided $24.2 million of cash. At December 31, 2009, the Bank had $27.0 million of borrowings outstanding with FHLB, maturing in the years 2010, 2011, 2012 and 2014. This amount represents a $6.0 million increase from the $21.0 million that was owed at the end of 2008.


First National Bank has approximately $13.6 million available in short-term funding arrangements with its correspondent banks and the FHLB as of December 31, 2009. Additional information concerning FHLB borrowings and bank obligations under repurchase agreements is contained in Notes 8 and 9 of the consolidated financial statements of National Bancshares Corporation.
The outstanding balances and related information about short-term borrowings, which consists almost entirely of securities sold under agreements to repurchase are summarized as follows:

						Year ended December 31,
					2009		2008		2007
(Dollar amounts in thousands)
Balance at year-end			$ 6,105		$10,469		$ 8,831
Average balance outstanding		  7,442		 10,134		  8,642
Maximum month-end balance		  8,965		 11,136		 10,956
Weighted-average rate at year-end	  0.25%		  0.50%		  2.85%
Weighted-average rate during the year	  0.26%		  1.42%		  3.86%


The Bank is subject to federal regulations imposing minimum capital requirements. Total risk-based capital, tier I risk-based capital, and tier I leverage capital ratios are monitored to assure compliance with regulatory capital requirements. At December 31, 2009, the Bank exceeded minimum risk-based and leverage capital ratio requirements. The Bank`s ratio of total capital to risk-based assets was 12.46% on December 31, 2009. The minimum required ratio to be considered adequately capitalized is 8%. Additional information concerning capital ratios at year-end 2009 and 2008 is contained in Note 14 of the consolidated financial statements.

Contractual Obligations
As discussed in the notes to National Bancshares Corporation`s consolidated financial statements, obligations exist to make payments under contracts, including borrowings. At December 31, 2009, the aggregate contractual obligations are outlined below:



Payment due by period
(Dollar amounts in thousands)

						One year	More than one	More than three		More than
Contractual Obligations		Total		or less	 	to three years	to five years		five years
Time deposits			$ 72,850	$48,537		$18,141		$ 6,172			$    -
Long-term obligations		  27,000	 12,000		 10,000		  5,000		             -
Information system
  contract obligations		   5,230	  1,086		  2,162		  1,776			   206
Operating lease obligations	      25	     16		      9		      -		             -
	Total			$105,105	$61,639		$30,312		$12,948			$  206


Off-Balance Sheet and Contingent Liabilities
Financial instruments, such as loan commitments, credit lines, and letters of credit are issued to satisfy customers` financing needs. Ordinarily having fixed expiration dates, these commitments are agreements to provide credit or to support the credit of others, as long as conditions established in the contracts are satisfied. Off-balance-sheet risk in the form of potential credit loss exists up to the face amount of these instruments, although we do not expect losses. Since these commitments are viewed as loans, the same credit policies used for loans are used to evaluate making the commitments. These funding commitments by expiration period were as follows at year-end 2009:


Expiration of funding commitments
				One year	More than
				or less		one year	Total
(Dollar amounts in thousands)
Unused loan commitments		$36,195		$24,372		$60,567
Commitment to make loans	  2,531		      -		  2,531
Letters of credit		    308		      -		    308
	Total			$39,034		$24,372		$63,406


Of the unused loan commitments, $9,974 are fixed-rate commitments and $50,593 are variable-rate commitments. Rates on unused fixed-rate loan commitments range from 6.25% to 21.9%. The funding commitments shown in the table above do not necessarily represent future cash requirements since experience demonstrates that a large percentage of funding commitments expire unused or partially used.

The Bank is required by regulations of the Federal Reserve Board to maintain cash reserves on hand or on deposit with the Federal Reserve Bank. Reserve requirements vary according to the amount of a Bank`s transaction accounts, checking accounts principally. First National Bank was required to maintain cash reserve balances with the Federal Reserve Bank of $100 thousand at year-end 2009 and $100 thousand at year-end 2008.

The Bank sells some of the loans it originates, particularly conventional fixed-rate residential mortgage loans. The loans are sold without recourse. The Bank has retained mortgage-servicing rights on approximately $29.3 million of residential mortgage loans sold.

Shareholders` Equity
The $2.0 million or 5.4% increase in shareholders` equity from year-end 2008 to year-end 2009 was caused by an increase in retained earnings of $884 thousand and an increase in accumulated other comprehensive income, which results from improvement in the fair value of securities available for sale and earnings greater than the dividend payout. Accumulated other comprehensive income represents the unrealized appreciation or depreciation (net of taxes) in the fair value of securities available for sale.
Interest rate volatility, economic and interest rate conditions could cause material fluctuations in accumulated other comprehensive income.
The dividend payout ratio for 2009 was 43.82% versus 64.00% in 2008.

National Bancshares Corporation is dependent on the Bank for earnings and funds necessary to pay dividends, and the payment of dividends, by the Bank to National Bancshares Corporation, is subject to bank regulatory restrictions. According to the National Bank Act and Office of the Comptroller of the Currency (OCC) Rule 5.64, a national bank may never pay a cash dividend without advance OCC approval if the amount of the dividend exceeds retained net income for the year and for the two preceding years (after any required transfers to surplus). The Bank could, without prior approval, pay dividends to the holding company of approximately $437 as of December 31, 2009.

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

Option risk is the risk that a change in prevailing interest rates will lead to an adverse impact on earnings or capital caused by changes in the timing of cash flows from investments, loans and deposits. Cash flows may be received earlier than expected as a result of the exercise of the option to prepay or withdraw early embedded in the financial contracts. The option a borrower has to prepay a loan is similar to the option a depositor has to make an early withdrawal from a deposit account. This form of embedded option, which gives the customer the opportunity to benefit when interest rates change in their favor, ordinarily occurs at the Bank`s expense in the form of higher interest expense or lower interest income. Residential mortgage loans tend to have higher option risk because of the borrower`s option to prepay the loan, primarily through refinancing when rates decline, and higher interest rate risk because of the longer term associated with residential mortgage loans. Option risk in the form of prepayments also affects the value of mortgage-backed securities.

Basis risk is the risk that changes in interest rates will cause interest-bearing deposit liabilities to reprice at a different rate than interest-bearing assets, creating an asset-liability mismatch. If for example, a bank lends at a rate which changes as the prime rate changes and finances the loan with deposits not tied to the prime rate as an index; it faces basis risk due to the possibility that the prime rate-deposit rate spread might change.

Economic Value of Equity
The economic value of equity (EVE) is the difference between the net present value of the assets and the net present value of liabilities. EVE can be thought of as the liquidation value of the Bank on the date the calculation is made. Calculating EVE involves using a discount rate to calculate the net present value of assets and liabilities after making assumptions about the duration of assets and liabilities. As interest rates change, the discount rate changes and the change in interest rates effects the duration of assets and liabilities. If interest rates fall, for example, the duration of loans shortens since borrowers tend to prepay by refinancing their loans. Conversely, the duration of loans increases if interest rates rise since borrowers are inclined to hold on to the favorable rate they were able to obtain in the lower interest rate environment.

The Board of Directors has established limits on the fluctuation of EVE and EAR given changes in interest rates. These limits are that EVE shall not decline by more than 10%, 20% and 30% given a 100 basis point, 200 basis point and 300 basis point increase or decrease in interest rates respectively and that EAR shall not be greater than 8%, 16% or 24% given a 100 basis point, 200 basis point or 300 basis point increase or decrease in interest rates respectively. The following illustrates our equity at risk in the economic value of equity model:


December 31, 2009
Basis Point Change in Rates	+300 bp		+200 bp		+100 bp		-100 bp		-200 bp		-300 bp
Increase (decrease) in EVE	(13.4)%		(7.4)%		(2.3)%		(4.4)%		(10.9)%		(19.9)%


The Bank is in compliance with the interest rate risk policy limits related to EVE as of December 31, 2009.

Earnings at Risk
Earnings at risk (EAR), is the amount by which net interest income will be affected given a change in interest rates. The interest income and interest expense for each category of earning assets and interest bearing liabilities is recalculated after making up and down assumptions about the change in interest rates. Changes in prepayment speeds and repricing speeds are also taken into account when computing earnings at risk, given a change in interest rates.

The following illustrates the effect on earnings or EAR, given rate increases of 100 to 300 basis points and decreases in interest rates of 100 to 300 basis points.



December 31, 2009
Basis Point Change in Rates	+300 bp		+200 bp		+100 bp		-100 bp		-200 bp		-300 bp
Increase (decrease) in Earnings	(1.6)%		(1.1)%		(0.3)%		(0.1)%		(1.9)%		(4.0)%


The Bank is in compliance with the interest rate risk policy limits related to EAR as of December 31, 2009.

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

Management attempts to maintain consistent net interest income and net income while managing interest rate risk within Board approved policy limits. Evaluating the Bank`s exposure to changes in interest rates is the responsibility of Bank management which reports directly to the Board of Directors. Bank management assesses both the adequacy of the management process used to control interest rate risk and the quantitative level of exposure, monitoring and managing interest rate risk to control the effect of changing interest rates on net interest income and net income. Evaluating the quantitative level of interest rate risk exposure requires assessment of existing and potential effects of changes in interest rates on the Bank`s financial condition, including capital adequacy, earnings, liquidity and asset quality. Bank management also monitors the Bank`s liquidity levels. Interest rate risk
..exposure is reviewed quarterly with the Board of Directors. Risk is mitigated by matching maturities or repricing opportunities.

Results of Operations
First National Bank derives substantially all of its income from banking and bank-related services, including interest earnings on residential real estate, commercial real estate, commercial and consumer loans and investment securities along with fee income from deposit services. National Bancshares Corporation`s business consists almost exclusively of acting as holding company for the Bank. First National Bank`s business is not complex: the Bank gathers deposits and it makes loans, principally in Wayne, Stark, Summit, Medina and Holmes counties, Ohio.

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


Year ended December 31,
(Dollars amounts in thousands)
					2009			    2008		       2007
					Average		  Yield/    Average	      Yield/   Average 		 Yield/
					Balance	 Interest Cost	    Balance  Interest Cost     Balance	Interest Cost
Assets
Interest earning assets:
     Securities:
       Taxable				$113,608   5,397   4.88%   $ 79,522    4,095   5.14%   $ 68,787	  3,585	  5.18%
       Nontaxable (1)			  20,557   1,226   6.09%     16,491      991   6.07%	 16,757	  1,059	  6.39%
     Federal funds sold			   6,063      12   0.20%      3,353       63   1.88%	  6,447	    335	  5.20%
     Interest bearing deposits		   1,906      25   1.31%      1,019       18   1.77%	  1,319	     69	  5.23%
     Net loans (including
       nonaccrual loans)		 183,001  10,222   5.59%    192,472   12,241   6.36%	187,888  13,144	  7.00%
Total interest-earning assets		 325,135  16,882   5.19%    292,857   17,408   5.94%	281,198	 18,192	  6.34%
All other assets			  27,502		     22,059			 23,645
     Total assets			$352,637		   $314,916		       $304,843
Liabilities and
Shareholder`s Equity
Interest-bearing liabilities:
     Interest-bearing checking		$109,400   1,026   0.94%   $ 73,243    1,342   1.83%   $ 58,148	  1,341	  2.31%
     Savings				  48,198     123   0.26%     51,963      291   0.56%	 56,690	    615	  1.08%
     Time, $100,000 and over		  13,901     340   2.45%     13,197	 497   3.77%	 14,087	    641	  4.55%
     Time, other			  58,822   1,627   2.77%     65,248    2,527   3.87%	 72,584	  3,231	  4.45%
Other funds purchased			  34,166   1,121   3.28%     31,138    1,128   3.62%	 23,838	  1,140	  4.78%
     Total interest-bearing liabilities	 264,487   4,237   1.60%    234,789    5,785   2.46%	225,347	  6,968	  3.09%
Demand deposits				  46,265		     42,004			 42,225
Other liabilities			   3,662 		      2,741			  2,666
Shareholders` equity			  38,223		     35,382			 34,605
     Total liabilities and
       shareholders` equity		$352,637		   $314,916		       $304,843
Net interest income (1)		 		 $12,645		     $11,623			$11,224
Interest rate spread (2)				   3.59%		       3.48%			  3.25%
Net yield on interest-
  earning assets (3)					   3.89%		       3.97%			  3.99%
Ratio of average interest-
  earning assets to average
  interest-bearing liabilities				 122.93%		     124.73%			124.78%


(1)	Tax-equivalent basis
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

					2009 over 2008 			2008 over 2007
(Dollar amounts in thousands)
					Volume	Rate	 Net change	Volume	 Rate	  Net change
Interest Income
Securities:
	Taxable				$1,516	$  (214)  $1,302	$   557	 $   (47) $   510
	Nontaxable			   221	     14      235	    (27)     (41)     (68)
	(tax-equivalent basis)
Federal funds sold			     5	    (56)     (51)	    (58)    (214)    (272)
Interest bearing deposits		    12	     (5)       7	     (5)     (46)     (51)
Loans (including
  nonaccrual loans)			  (529)  (1,490)  (2,019)	    292	  (1,195)    (903)
	Total interest income
	(tax-equivalent basis)		$1,225	$(1,751)  $ (526)	$   759	 $(1,543) $  (784)
Interest Expense
Deposits
	Interest bearing checking	$  339	$  (655)  $  (316)	$   277	 $  (276) $     1
	Savings		  		   (10)	   (158)     (168)	    (26)    (298)    (324)
	Time, $100,000 and over		    17	   (174)     (157)	    (34)    (110)    (144)
	Time, other		 	  (178)    (722)     (900)	   (284)    (420)    (704)
Other funds purchased			    99	   (106)       (7)	    264	    (276)     (12)
	Total interest expense		$  267	$(1,815)  $(1,548)	$   197	 $(1,380) $(1,183)
Change in net
  interest income
(tax-equivalent basis)*      		$  958	$    64   $ 1,022	$   562 $   (163)  $  399

*Tax equivalence based on highest statutory tax rates of 34%.


2009 versus 2008
During 2009, net income decreased $585 thousand or 26.7% to $1.6 million. Accordingly, basic and diluted earnings per share decreased from $1.00 per share in 2008 to $0.73 per share in 2009. Earnings for 2009 were negatively impacted by a $1.3 million increase in the provision for loan loss and a $570 increase in FDIC insurance expense, partially offset by an increase in net interest income of $942 thousand. Returns on average equity (ROE) and average assets (ROAA) for the year ending December 31, 2009, were 4.21% and 0.46%, respectively, compared to 6.20% and 0.70% for the year ending December 31, 2008.

Total interest and dividend income decreased $606 thousand or 3.5% in 2009. Interest and fees on loans decreased $2.0 million or 16.5%, due to the decrease in interest rates during the year, and the mortgage loan securitization transaction with the Federal Home Loan Mortgage Corporation in December 2008 which decreased loans by $20.9 million. Securities interest and dividend income increased $1.5 million or 30.7% over 2008. Much of this increase is attributable to an increase in the average balance of securities related to the aforementioned mortgage loan securitization.

Interest expense decreased by $1.5 million or 26.8% during 2009, as the Bank`s deposits and short-term borrowings were affected by the falling interest rate environment. Interest expense on deposits decreased $1.5 million or 33.1% in 2009. Deposit customers continued moving funds from lower-rate deposit accounts to higher-yielding accounts, such as premium money market accounts and high interest checking accounts during 2009. Interest expense for short-term borrowings decreased by $119 thousand or 72.6%, primarily due to the significant decrease in short-term market interest rates during 2009. Federal Home Loan Bank advances interest expense increased $112 thousand or 11.6% as the amount of advances increased from $21 million to $27 million during 2009.

The provision for loan losses was $1.8 million in 2009, compared to $482 thousand in 2008. The allowance for loan losses and the related provision for loan losses is based on management`s judgment and evaluation of the loan portfolio. Net charge-offs were $641 thousand for 2009, compared to $792 thousand for 2008. The allowance as a percentage of loans increased from 0.95% at December 31, 2008 to 1.48% at December 31, 2009. Classified loans have increased from $7.2 million as of December 31, 2008 to $14.6 million as of December 31, 2009 as some of our borrowers have struggled with the challenging business environment created by the current economic recession. Total nonperforming loans have increased from $2.0 million as of December 31, 2008 to $5.2 million as of December 31, 2009. Management believes the current allowance for loan losses is adequate, however changing economic and other conditions may require future adjustments to the allowance for loan losses.

Noninterest income increased $639 thousand or 27.4% during 2009. The increase is primarily related to net gains recorded on the sale of securities of $770 thousand. Income from mortgage banking activities increased from $126 thousand in 2008 to $310 thousand in 2009 as the Corporation originated $16.8 million in mortgage loans for sale on the secondary market. The 2009 originations represent an amount significantly higher than the $7.1 million originated in 2008.

Noninterest expense was $11.4 million for the year ended December 31, 2009 compared to $10.2 million for 2008, an increase of 11.7%. The increase in noninterest expense was due primarily to an increase in the FDIC deposit insurance premium from $35 thousand in 2008 to $605 thousand in 2009. Salaries and employee benefits, occupancy and professional and consulting fees were slightly higher in 2009 compared to 2008 levels.

Income tax expense was $398 thousand for the year ended December 31, 2009, representing a decrease of $372 thousand or 48.3% compared to 2008. The change is primarily related to a decrease in income before income taxes and an increase in interest income from nontaxable securities.


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

Noninterest income increased $343 thousand or 17.2% during 2008. The increase is related to the Bank`s enhancement of the deposit and service charge fee structure, improvements in mortgage banking operations and marketing activities and an increase in customer utilization of Visa check card transactions. The Bank sold its $1.5 million credit card portfolio in July 2008. The transaction generated a $435 thousand gain on sale. During 2008, the Corporation recorded an other than temporary impairment of $444 thousand for the FHLMC preferred stock owned by the holding company.

Noninterest expense was $10.2 million for the year ended December 31, 2008 compared to $10.5 million for 2007, a decrease of 3.1%. The decrease is primarily due to lower data processing expenses, professional and consulting fees and maintenance and repairs expense. Data processing expense decreased $158 thousand during 2008 as a result of a new contract entered into in January of 2008 with the provider of the Bank`s core processing solution. The decrease in professional and consulting fees was the result of a higher level of services utilized in 2007. The Corporation engaged a consulting firm to review the key business processes and procedures of First National Bank in 2007.

Income tax expense was $770 thousand for the year ended December 31, 2008, representing an increase of $274 thousand or 55.2% compared to 2007.

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

Allowance for Loan Losses
An allowance for loan losses recorded under generally accepted accounting principles is a valuation allowance for probable incurred credit losses, based on current information and events, increased by the provision for loan losses and decreased by charge-offs less recoveries. The amount of the allowance is a product of management`s judgment and it is inevitably imprecise. Estimating the allowance requires significant judgment and the use of estimates related to many factors, including the amount and timing of future cash flows on problem loans, estimated losses on pools of loans based on historical loss experience, and consideration of current economic trends and conditions, all of which are susceptible to significant change. Although management believes that the allowance for loan losses was adequate at December 31, 2009, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy and employment could result in increased levels of non-performing assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a bank`s loan loss allowance. The Office of the Comptroller of the Currency (OCC) could require the recognition of additions to the loan loss allowance based on the OCC`s judgment of information available to it at the time of its examination of First National Bank.

Valuation of Securities
The portfolio of available for sale securities is reported at fair value. The fair value of a security is determined based on quoted market prices.
If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments. Available for sale and held to maturity securities are reviewed quarterly for possible other than temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment, such as the length of time the fair value has been below cost, the expectation for that security`s performance, the credit worthiness of the issuer, and the bank`s ability to hold the security to maturity. A decline in value that is considered to be other than temporary and related to a deterioration of the credit worthiness of the issuer would be recorded as a loss within noninterest income in the consolidated statements of income.

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

The Corporation performed a goodwill impairment analysis as of September 30, 2009. The fair value of the single reporting unit was determined to be greater than the carrying value. The fair value was determined by using estimated sales price multiples based on recent observable market transactions.

New Accounting Pronouncements
See Note 1 of the consolidated financial statements for details on new accounting pronouncements.

CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2008
(Dollar amounts in thousands, except per share data)

                                                2009	 		2008
ASSETS
Cash and due from banks				$  8,124         	$ 11,001
Federal funds sold				       -		       -
	Total cash and cash equivalents		   8,124	   	  11,001
Time deposits with other financial institutions   13,580		       -
Securities available for sale			 130,241	    	 127,248
Restricted equity securities			   3,218	      	   3,217
Loans held for sale				     316		       -
Loans, net of allowance for loan losses:
	2009 ~ $2,906
	2008 ~ $1,718				 194,071	  	 179,831
Premises and equipment, net 			   9,033	     	   6,197
Goodwill 					   4,723	      	   4,723
Identified intangible assets			     197	             422
Accrued interest receivable 			   1,334	      	   1,230
Bank owned life insurance			   2,771	      	   2,677
Other assets					   2,620		   1,456

						$370,228	 	$338,002

LIABILITIES AND SHAREHOLDERS` EQUITY
Liabilities
Deposits
	Non-interest bearing			$ 54,290		$ 46,159
	Interest bearing			 237,083		 217,483
		Total deposits			 291,373	  	 263,642
Repurchase agreements				   6,105	     	  10,469
Federal funds purchased				   3,300                   1,830
Federal Reserve note account			     315            	     986
Federal Home Loan Bank advances			  27,000	   	  21,000
Accrued interest payable			     408		     690
Accrued expenses and other liabilities		   2,824		   2,504
	Total liabilities			 331,325	 	 301,121

Commitments and contingent liabilities

Shareholders` equity
Common stock, no par value; 6,000,000
shares authorized;
         2,289,528 shares issued		  11,447	    	  11,447
Additional paid-in capital		           4,752	      	   4,718
Retained earnings				  21,856	    	  20,972
Treasury stock, at cost (83,555 and
87,160 shares)					  (1,639)	    	  (1,709)
Accumulated other comprehensive income (loss)	   2,487		   1,453
Total shareholders` equity			  38,903		  36,881

						$370,228		$338,002


CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2009, 2008 and 2007
(Dollar amounts in thousands, except per share data)


						2009		2008		2007
Interest and dividend income
	Loans, including fees			$ 10,222	$ 12,241	$ 13,144
	Securities:
	  Taxable				   5,397	   4,095	   3,585
	  Nontaxable				     809	     654	     699
	Federal funds sold and other		      37	      81 	     404
        Total interest and dividend income	  16,465	  17,071	  17,832

Interest expense
	Deposits		 		   3,116	   4,657	   5,828
	Short-term borrowings			      45	     164	     360
	Federal Home Loan Bank advances		   1,076	     964	     780
	  Total interest expense		   4,237	   5,785	   6,968

Net interest income				  12,228	  11,286	  10,864

Provision for loan losses			   1,829	     482	     147

Net interest income after provision for
loan losses					  10,399	  10,804	  10,717

Noninterest income
	Checking account fees			   1,070	   1,218	   1,191
	Visa check card interchange fees	     353	     326	     269
	Deposit and miscellaneous service fees	     135	     171	     176
	Mortgage banking activities		     310	     126	      19
	Gain on sale of credit card portfolio	       -	     435	       -
	Loss on sales of other real estate owned    (112)	     (15)	     (33)
	Securities gains (losses), net		     770	    (344)	      14
	Other					     446	     416	     354
Total noninterest income			   2,972	   2,333	   1,990

Noninterest expense
	Salaries and employee benefits		   5,279	   5,118	   5,182
	Data processing				     909	     947	   1,105
	Net occupancy 				   1,056	     915	     859
	FDIC assessment				     605              35              29
	Professional and consulting fees	     546	     412	     593
	Franchise tax				     327	     326	     336
	Maintenance and repairs			     187	     212	     327
	Amortization of intangibles		     225	     232	     237
	Telephone				     216	     194	     243
	Marketing				     233	     144	     127
	Director fees and pension		     224	     312	     212
	Other					   1,557	   1,326	   1,250
Total noninterest expense			  11,364	  10,173	  10,500

Income before income taxes			   2,007	   2,964	   2,207

Income tax expense				     398	     770	     496

Net income					$  1,609	$  2,194	$  1,711

Weighted average common shares outstanding     2,202,457       2,203,218       2,231,369
Basic and diluted earnings per common share    $    0.73       $    1.00       $    0.77

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS` EQUITY
Years ended December 31, 2009, 2008 and 2007
(Dollar amounts in thousands, except per share data)
												Accumulated
							 Additional				Other		Total
						Common	 Paid-In    Retained	Treasury	Comprehensive	Shareholders`
						Stock	 Capital    Earnings	Stock		Income (Loss)	Equity
Balance at January 1, 2007			$11,447	 $4,690	    $19,901	$(1,189)	$ (169)		$34,680

Comprehensive income:
	Net income					      	      1,711					  1,711
	Other comprehensive income (loss)		   				   	   464		    464
		Total comprehensive income								          2,175

Cash dividends declared ($.64 per share)		             (1,430)				     	 (1,430)
Purchase of 27,103 common stock                                                    (434)                           (434)

Balance at December 31, 2007		         11,447	  4,690	     20,182	 (1,623)	   295		 34,991

Comprehensive income:
	Net income					              2,194					  2,194
	Other comprehensive income (loss)						         1,158		  1,158
	  	Total comprehensive income                                                                        3,352												2,175

Cash dividends declared ($.64 per share)		             (1,404)					 (1,404)
Purchase of 5,017 common stock						            (86)		            (86)
Compensation expense under stock-based
compensation plans			                     28                                                      28

Balance at December 31, 2008		         11,447	  4,718	     20,972	 (1,709)	 1,453		 36,881

Comprehensive income
	Net income					              1,609					  1,609
	Other comprehensive income (loss)						         1,034		  1,034
		Total comprehensive income						  		          2,643

Cash dividends declared ($.32 per share)		               (705)					   (705)
Stock awards issued from Treasury Shares
  (3,605 shares)                                                        (20)         70                              50
Compensation expense under stock-based
compensation plans				             34 						     34

Balance at December 31, 2009		        $11,447	 $4,752	    $21,856	$(1,639)	$2,487		$38,903


CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2009, 2008 and 2007
(Dollar amounts in thousands except per share data)

								2009		2008		2007
Cash flows from operating activities
     Net income							$1,609		$ 2,194		$ 1,711
     Adjustments to reconcile net income
       to net cash from operating activities
          Provision for loan losses		   	 	 1,829		    482		    147
	  Deferred income taxes			    	  	  (382)		     40	   	    (19)
	  Depreciation, amortization and accretion   	   	   877		    271		    442
	  Earnings on Bank owned life insurance 	   	   (94)		    (90)	    (88)
	  Restricted equity securities dividends   	    	    (1)		    (96)	      -
	  Origination of mortgage loans held for sale          (16,751)		 (7,080)	 (1,826)
	  Proceeds from sales of mortgage loans held
	    for sale				        	16,745	          7,187		  1,826
          Gain on sale of loans					  (310)	           (114)	    (19)
          Net security (gains) losses				  (770)		   (100)	    (14)
          Securities impairment loss recognized in earnings          -              444               -
          Gain on sale of credit card portfolio		   	     -             (435)	      -
          (Gain) loss on sale/write-down of other real
            estate owned 					   112               24              33
          Compensation expense under stock-based
            compensation plans	     				    84               28		      -
          Change in other assets and liabilities	        (1,503)	           (498)	   (353)
	    Net cash from operating activities		         1,445		  2,257		  1,840

Cash flows from investing activities
     Purchases of time deposits with other financial
       institutions	     				       (13,580)	              -		      -
     Securities available for sale
	  Proceeds from maturities and repayments		36,757		 28,426		 15,753
	  Proceeds from sales				        23,084		 25,417		 22,662
	  Purchases					       (60,353)         (74,179)        (36,083)
     Purchases of property and equipment			(3,437)   	 (1,462)	   (325)
     Proceeds from sale of credit card portfolio		     -		  1,871		      -
     Proceeds from sale of property and equipment		     -		     13		    211
     Proceeds from sale of other real estate owned		   191		    179		      -
     Purchase of loans					        (1,151)	         (6,130)	 (6,408)
     Net change in loans to customers			       (15,118)	         (5,210)	   (747)
	Net cash from investing activities		       (33,607)	        (31,075)	 (4,937)

Cash flows from financing activities
	Net change in deposits					27,731	         21,119	         (5,158)
	Net change in short-term borrowings		        (3,565)		  3,911		    629
	Proceeds from Federal Home Loan Bank advances		10,000		  4,000		  3,000
	Repayments Federal Home Loan Bank advances		(4,000)		      -	              -
	Dividends paid						  (881)	         (1,410)	 (1,430)
	Purchase of common stock    				     -	            (86)	   (434)
		Net cash from financing activities		 29,285		 27,534	         (3,393)

	Net change in cash and cash equivalents			 (2,877)	 (1,284)	 (6,490)
	Beginning cash and cash equivalents			 11,001		 12,285 	 18,775
	Ending cash and cash equivalents			$ 8,124		$11,001		$12,285

	Supplemental cash flow information:
		Interest paid					$ 4,519		$ 6,070		$ 7,022
		Income taxes paid				    400		    970		    662
	Supplemental noncash disclosures:
         Transfer from loans to securities available for sale	$     -		$20,810		$     -
	 Transfer from loans to other real estate owned	             54		    354		    124


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(Dollar amounts in thousands, except per share data)

NOTE 1 ~ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include National Bancshares Corporation and its wholly-owned subsidiary, First National Bank, Orrville, Ohio (Bank), together referred to as `the Corporation.` The Bank has a minority interest in First Kropf Title, LLC, which is immaterial to the consolidated financial statements. Intercompany transactions and balances are eliminated in consolidation.

The Corporation provides financial services through its main and branch offices in Orrville, Ohio, and branch offices in surrounding communities in Wayne, Medina, Stark and Summit counties. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are commercial and residential mortgage, commercial and consumer installment loans. Most loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Other financial instruments, which potentially represent concentrations of credit risk, include investment securities, deposit accounts in other financial institutions and federal funds sold. There are no significant concentrations of loans to any one industry or customer. However, the customer`s ability to repay their loans is dependent on the real estate and general economic conditions of the Corporation`s market area.

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

Time Deposits with Other Financial Institutions: Interest-bearing deposits in other financial institutions mature within eighteen months and are carried at cost.

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other than temporary impairment (`OTTI`) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(Dollar amounts in thousands except per share data)


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

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is recorded as a reduction in principal, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Concentration of Credit Risk: Most of the Corporation`s business activity is with customers located within Wayne, Stark, Summit, Holmes and Medina Counties. Therefore, the Corporation`s exposure to credit risk is significantly affected by changes in the economy in the Wayne, Stark, Summit, Holmes and Medina County area.

Purchased Loans: The Corporation purchases individual loans and groups of loans. Purchased loans that show evidence of credit deterioration at the time of purchase are recorded at the amount paid, such that there is no carryover of the seller`s allowance for loan losses. After acquisition, incurred losses are recognized by an increase in the allowance for loan losses.

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

A loan is impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan`s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Servicing Rights: Servicing rights are recognized separately when they are acquired through sales of loans. When mortgage loans are sold, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. The Corporation compares the valuation model inputs and results to published industry data in order to validate the model results and assumptions. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(Dollar amounts in thousands, except per share data)

NOTE 1 ~ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

At December 31, 2009 and 2008, the servicing assets of the Corporation totaled $115 and $173, respectively, and are included with other assets on the consolidated balance sheets. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Servicing assets are evaluated for impairment based upon the fair value of the assets compared to carrying amount. Any impairment is reported as a valuation allowance, to the extent that fair value is less than the capitalized amount for a grouping.

Servicing fee income is recorded when earned for servicing loans based on a contractual percentage of the outstanding principal or a fixed amount per loan. The amortization of mortgage servicing rights is netted against loan servicing fee income.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at the lower of cost or fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

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

Goodwill and Other Intangible Assets: Goodwill resulting from business combinations prior to January 1, 2009 represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill resulting from business combinations after January 1, 2009 represents the future economic benefits arising from other assets acquired that are not individually identified and separately recognized. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. The Corporation has selected September 30 as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset on the Corporation`s balance sheet with an indefinite life.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(Dollar amounts in thousands, except per share data)


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

The Corporation adopted guidance by the Financial Accounting Standards Board
(FASB) with respect to accounting for uncertainty in income taxes as of January 1, 2007. A tax position is recognized as a benefit only if it is `more likely than not` that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the `more likely than not` test, no tax benefit is recorded. The adoption had no affect on the Corporation`s financial statements.

The Corporation recognizes interest and/or penalties related to income tax matters in income tax expense.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Corporation, the transferee obtains the right
(free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

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

Earnings Per Common Share: Earnings per common share is net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential common shares issuable under stock options. 53,000 and 58,000 stock options were not considered in computing diluted earnings per common share for 2009 and 2008 because they were antidilutive. No options were outstanding prior to 2008.

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

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $100 and $100 was required to meet regulatory reserve and clearing requirements at year-end 2009 and 2008. These balances do not earn interest.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(Dollar amounts in thousands, except per share data)


NOTE 1 ~ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards: In September 2006, the FASB issued guidance that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance also establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The guidance was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued guidance that delayed the effective date of this fair value guidance for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The effect of adopting this new guidance was not material.

In December 2007, the FASB issued guidance that establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. The guidance is effective for fiscal years beginning on or after December 15, 2008. The effect of adopting this new guidance was not material.

In December 2007, the FASB issued guidance that changes the accounting and reporting for minority interests, which is recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. The guidance was effective as of the beginning of the first fiscal year beginning on or after December 15, 2008. The effect of adopting this new guidance was not material.

In March 2008, the FASB issued guidance that amends and expands the disclosure requirements for derivative instruments and hedging activities. The guidance requires qualitative disclosure about objectives and strategies for using derivative and hedging instruments, quantitative disclosures about fair value amounts of the instruments and gains and losses on such instruments, as well as disclosures about credit-risk features in derivative agreements. The guidance was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Corporation has expanded its disclosures related to derivative instruments and hedging activities.

In June 2009, the FASB replaced The Hierarchy of Generally Accepted Accounting Principles, with the FASB Accounting Standards Codification TM (The Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods ending after September 15, 2009.

In April 2009, the FASB amended existing guidance for determining whether impairment is other than temporary for debt securities. The guidance requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis.
If either of these criteria is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings.
For securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) other than temporary impairment (OTTI) related to other factors, which is recognized in other comprehensive income and 2) OTTI related to credit loss, which must be recognized in the income statement. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. Additionally, disclosures about other than temporary impairments for debt and equity securities were expanded. This guidance was effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The effect of adopting this new guidance was not material.

In April 2009, the FASB issued guidance that emphasizes the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability`s fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The guidance, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The effect of adopting this new guidance was not material.

In August 2009, the FASB amended existing guidance for the fair value measurement of liabilities by clarifying that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that uses the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as assets, or that is consistent with existing fair value guidance. The amendments in this guidance also clarify that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance was effective for the first reporting period beginning after issuance. The effect of adopting this new guidance was not material.

Newly Issued Not Yet Effective Standards: In June 2009, the FASB amended previous guidance relating to transfers of financial assets and eliminates the concept of a qualifying special purpose entity. This guidance must be applied as of the beginning of each reporting entity`s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. This guidance must be applied to transfers occurring on or after the effective date. Additionally, on and after the effective date, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. The disclosure provisions were also amended and apply to transfers that occurred both before and after the effective date of this guidance. Management is in the process of assessing the impact of adopting this new guidance and the effect on the Corporation`s results of operations or financial position.

In June 2009, the FASB amended guidance for consolidation of variable interest entity guidance by replacing the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity`s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. Additional disclosures about an enterprise`s involvement in variable interest entities are also required. This guidance is effective as of the beginning of each reporting entity`s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Early adoption is prohibited. Management is in the process of assessing the impact of adopting this new guidance and the effect on the Corporation`s results of operations or financial position.

NOTE 2 ~ SECURITIES

The amortized cost, fair value and the related gross unrealized gains and losses of available for sale securities recognized in accumulated other comprehensive income (loss) were as follows:

								Gross		Gross
						Amortized	Unrealized	Unrealized	Fair
						Cost		Gains		Losses		Value
2009
	U.S. Treasury and federal agency	$    819	$      -	$    -		$    819
     	State and municipal			  28,019             763           (99)           28,683
	Corporate bond and notes	  	   7,640	     137	     -		   7,777
	Mortgage backed: residential	 	  89,972	   3,058	   (87)		  92,943
	Equity securities		  	      23	       -	    (4)		      19
		Total debt securities		 126,473	$  3,958	$ (190)		$130,241


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(Dollar amounts in thousands, except per share data)


NOTE 2 ~ SECURITIES (Continued)

								Gross		Gross
						Amortized	Unrealized	Unrealized	Fair
						Cost		Gains		Losses		Value
2008
	State and municipal			$ 16,173	$  234		$ (193)		$ 16,214
	Corporate bond and notes		   7,630	     5		  (453)		   7,182
 	Mortgage-backed: residential		 101,220	 2,616		     -		 103,836
	Equity securities			      23	     -		    (7)	     	      16
		Total debt securities		$125,046	$2,855		$ (653)		$127,248



Sales of available for sale securities were as follows:
						2009		2008		2007
	Proceeds				$23,084		$25,471		$22,662
	Gross gains				    949		    330		    132
	Gross losses				   (179)	   (230)	   (121)
	Gross gains from calls			      -		      -		      3
Other than temporary impairment loss		      -	     	   (444)	      -


The tax provision (benefit) related to these net realized gains and losses was $262, $(34), and $5, respectively.


The amortized cost and fair value of securities at year-end 2009 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage backed securities and equity securities, are shown separately.
         					Amortized
						Cost		Fair Value
	Due in one year or less			$  5,964	$  6,026
	Due from one to five years		   4,245	   4,408
	Due from five to ten years		  14,135          14,546
	Due after ten years			  12,134          12,299
	Mortgage-backed: residential		  89,972          92,943
	Equity securities			      23              19
		Total				$126,473  	$130,241


Securities pledged at year-end 2009 and 2008 had a carrying amount of $45,882 and $30,679 and were pledged to secure public deposits and repurchase agreements.

At year-end 2009 and 2008, there were no holdings of securities of any one issuer, other than the U.S. Government, and its agencies and corporations, in an amount greater than 10% of shareholders` equity.

All mortgage-backed securities are issued by the United States government or any agency or corporation thereof, except for $1,535 of private label mortgage-backed securities as of December 31, 2009.


Securities with unrealized losses at year-end 2009 and 2008, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

					Less Than 12 Months	12 Months or More	Total
					Fair	 Unrealized	Fair	Unrealized	Fair	 Unrealized
2009					Value	 Loss		Value	Loss		Value	 Loss
State and municipal			$ 4,375	 $ (60)		$455	$ (39)		$ 4,830	 $ (99)
Mortgage-backed: residential		 11,761    (87)	  	   -	    -	    	 11,761	   (87)
Equity securities		    	     19	    (4)	  	   -	    -	    	     19	    (4)
   Total temporarily impaired		$16,155	 $(151)		$455	$ (39)	 	$16,610	 $(190)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006
(Dollar amounts in thousands, except per share data)

NOTE 2 ~ SECURITIES (Continued)

					Less Than 12 Months	12 Months or More	Total
					Fair	 Unrealized	Fair	 Unrealized	Fair	Unrealized
					Value	 Loss		Value	 Loss		Value	Loss
2008
State and municipal			$3,406	 $(193)		$    -	 $    -		$3,406	$(193)
Corporate bonds and notes	 	 5,166    (453)	 	     -	      -		 5,166	 (453)
Equity securities	 		    16	    (7)		     -	      -		    16	   (7)
   Total temporarily impaired		$8,588	 $(653)		$    -	 $    -		$8,588	$(653)


Unrealized losses have not been recognized into income because the securities are of high credit quality, management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to changes in market interest rates or normally expected market pricing fluctuations. The fair value of debt securities is expected to recover as the securities approach their maturity date.

National Bancshares Corporation purchased $467 of FHLMC preferred stock in the first quarter of 2008. During 2008, management determined this preferred stock was other than temporarily impaired. Management recorded $84 and $360 of other than temporary impairment write-downs in the second and third quarter of 2008 related to this investment security. The loss has been recorded in Securities gains (losses), net in the Consolidated Statements of Income. The fair value of these securities at December 31, 2009 and 2008 was $19 and $16 compared to an adjusted cost basis of $23.


NOTE 3 ~ LOANS

Loans at year-end were as follows:
						2008		2007
Collateralized by real estate:
	Commercial				$ 65,139	$ 48,034
	Residential	     		  	  50,390	  54,924
	Home equity	     		  	  26,526	  24,442
	Construction and land development	  12,395	  12,846
					 	 154,450	 140,246
Other:
      Consumer				  	  12,343	  14,354
      Commercial			  	  26,792	  25,583
      Other			   	           3,830   	   1,658
      					 	 197,415	 181,841
	Unearned and deferred income	    	    (438)     	    (292)
	Allowance for loan losses	  	  (2,906)	  (1,718)
	   Total    				$194,071	$179,831



Activity in the allowance for loan losses was as follows:

					2009		2008		2007
	Beginning balance		$1,718		$2,028		$1,993
	Provision for loan losses	 1,829		   482		   147
	Loans charged-off		  (659)		  (845)		  (151)
	Recoveries		            18		    53		    39
		Ending balance		$2,906		$1,718		$2,028


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(Dollar amounts in thousands, except per share data)


NOTE 3 ~ LOANS (Continued)

Individually impaired loans were as follows:

							2009		2008
	Year-end loans with no allocated allowance
	  for loan losses				$2,069		$  396
	Year-end loans with allocated allowance
	  for loan losses				 3,692		   940
	Amount of the allowance for loan losses
	allocated					   916		    75



							2009		2008		2007
	Average of individually impaired
loans during year					$2,897		$1,846		$2,500

The impact on interest income of impaired loans was not significant to the consolidated statements of income.

Nonaccrual loans and loans past due 90 days still on accrual were as follows:

							2009		2008
	Loans past due over 90 days still on accrual	$  458		$  261
	Nonaccrual loans				 4,716		 1,752


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

The Bank securitized $20,897 single-family residential mortgage loans formerly held in its mortgage loan portfolio, with Freddie Mac in December, 2008 as a guaranteed mortgage securitization and retained the resulting securities as available for sale. The Bank has recorded the securities as available for sale and continues to service the loans.
The securitization increased the Bank`s liquidity as the securities are readily marketable, eliminated credit risk on the loans and increased the Bank`s risk-based capital ratio. As a result of the securitization, single-family residential mortgage loan balances net of unamortized loan origination fees declined $20,810, the loan servicing asset increased $132 and securities available for sale increased $21,532. The unrealized gain on the securities at December 31, 2008 was $840 which increased the Bank`s accumulated other comprehensive income and capital by $554. During 2009, the Corporation sold a portion of the securities created by the securitization resulting in proceeds of $3.3 million and a gross gain on sale of $152. The Corporation continues to service all of the underlying loans of the guaranteed mortgage securitization, including the portion of the securitization sold during 2009.


NOTE 4 ~ LOAN SERVICING

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year-end are as follows:

							2009		2008
	Mortgage loan portfolios serviced for:
		FHLMC					$29,255		$38,011


There were no custodial escrow balances maintained in connection with serviced loans at year-end 2009 and 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(Dollar amounts in thousands, except per share data)


NOTE 4 ~ LOAN SERVICING (Continued)

Activity for mortgage servicing rights and the related valuation allowance follows:

							2009		2008		2007
	Servicing rights:
		Beginning balance			$ 173		$  67		$  86
		Additions				    2		  139	  	   19
 		Amortized to expense			  (60)		  (33)		  (38)
		     Ending balance			$ 115		$ 173		$  67

NOTE 5 ~ PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

							2009		2008
	Land						$ 1,571		$ 1,528
	Buildings					  8,518		  6,380
	Furniture, fixtures and equipment		  4,997		  4,764
	Construction in progress			    183		    275
							 15,269		 12,947
	Less:  Accumulated depreciation			 (6,236)	 (6,750)
							$ 9,033		$ 6,197


Depreciation expense was $588, $442 and $457 in 2009, 2008 and 2007.

Rent expense under operating leases included in occupancy was $39, $39 and $38 for the years ended December 31, 2009, 2008 and 2007. Future lease payments are not material.

NOTE 6 ~ INTANGIBLE ASSETS

During 2002, the Corporation acquired Peoples Financial Corporation and merged the Corporation`s banking operations into the Bank. Identified intangible assets totaling $1,791 were recognized and have useful lives of 7 to 10 years. Goodwill of $4,723 was realized from this transaction.
Identified intangible assets at year-end were as follows:

							2009				2008
							Gross				Gross
							Carrying	Accumulated	Carrying	Accumulated
							Amount		Amortization	Amount		Amortization
Amortized intangible assets:
	Core deposit intangibles			$1,063		$  866		$1,063		$  772
	Branch acquisition intangible			   760		   760		   760		   733
	Customer relationship intangibles		   728		   728		   728		   624
Total							$2,551		$2,354		$2,551		$2,129


Aggregate amortization expense was $225, $232 and $237 for 2009, 2008 and 2007.



Estimated amortization expense for the next three years:
			2010	$ 89
			2011	  86
			2012	  22


Goodwill impairment exists when a reporting unit`s carrying value of goodwill exceeds its fair value, which is determined through a two-step impairment test. Step 1 includes the determination of the carrying value of our single reporting unit, including the existing goodwill and intangible assets, and estimating the fair value of the reporting unit.
We determined the fair value of our reporting unit and compared it to its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, we are required to perform a second step to the impairment test.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(Dollar amounts in thousands, except per share data)

NOTE 6 ~ INTANGIBLE ASSETS (Continued)

Our annual impairment analysis as of September 30, 2009, indicated that the Step 2 analysis was not necessary. Step 2 of the goodwill impairment test is performed to measure the impairment loss. Step 2 requires that the implied fair value of the reporting unit goodwill be compared to the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

NOTE 7 ~ DEPOSITS

							2009		2008
	Demand, noninterest-bearing			$ 54,290	$ 46,159
	Demand, interest-bearing			 117,862	  92,515
	Savings						  46,371	  49,642
	Time, $100,000 and over				  15,712	  12,937
	Time, other					  57,138	  62,389
							$291,373	$263,642



A summary of time deposits at year-end 2009 by maturity follows:

			2010			$48,537
			2011			 16,211
			2012			  1,930
			2013			  5,576
			2014			    596
						$72,850


NOTE 8 ~ FEDERAL HOME LOAN BANK ADVANCES


At year-end, advances from the Federal Home Loan Bank were as follows:

							2009		2008
Maturity in 2010, fixed rate at 6.26%, 			$ 1,000		$ 1,000
onvertible to variable rate if 3-month LIBOR is
at or above predetermined conversion rate level

Maturities in 2010 and 2011, fixed rate at 4.93% 	 13,000		 13,000
to 5.79% at December 31, 2009 and 2008,
convertible to variable if 1-month LIBOR is at
or above fixed rate

Maturities in 2009, fixed rate at 3.95% to 4.10%  	      -		  3,000
Maturities in 2010, fixed rate at 3.19%			  1,000		  1,000
Maturities in 2011, fixed rate at 2.31% to 2.88%	  4,000		  3,000
Maturities in 2012, fixed rate at 2.00%			  3,000		      -
Maturities in 2014, fixed rate at 2.86% to 2.88%	  5,000		      -
     Total						$27,000		$21,000



Each advance is payable at its maturity date; advances may be paid prior to maturity subject to a prepayment penalty. As collateral for the advances, the Bank has approximately $45,626 and $49,769 of first mortgage loans available under a blanket lien arrangement at year-end 2009 and 2008.


Required payments over the next four years are:
2010                    3.19 to 6.26%		$12,000
2011                    2.31 to 5.12%		  7,000
2012                    2.00%		  	  3,000
2014			2.86 to 2.88%		  5,000


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(Dollar amounts in thousands, except per share data)

NOTE 9 ~ REPURCHASE AGREEMENTS

Repurchase agreements generally mature within 30 days from the transaction date. Information concerning repurchase agreements is summarized as follows:

								2009		2008		2007
	Average balance during the year                         $ 7,442		$10,134		$ 8,642
	Average interest rate during the year			   0.26%	   1.42%	   3.86%
	Maximum month-end balance during the year               $ 8,965		$11,136		$10,956
	Weighted average rate at year-end			   0.25%	   0.50%	   2.85%


NOTE 10 ~ BENEFIT PLANS

The Corporation has a 401(k) retirement plan that covers substantially all employees. The plan allows employees to contribute up to a predetermined amount, subject to certain limitations. Matching contributions may be made in amounts and at times determined by the Corporation. Total matching and discretionary contributions made by the Corporation during 2009, 2008 and 2007 amounted to $73, $81 and $83.

The Corporation has an Employee Stock Purchase Incentive Plan for full-time and most part-time employees. Under the Plan, each employee is entitled to receive a cash payment equal to 20% of the purchase price of Corporation common stock acquired by the employee on the open market, up to a maximum of 100 shares per calendar year. Expenses recognized in 2009, 2008 and 2007 amounted to $2, $1, and $2.

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

Interest credited to participant accounts associated with the deferrals was $9, $12 and $29 in 2009, 2008 and 2007. The deferred directors` fee liability was $224 at December 31, 2009 and $374 at December 31, 2008. Expense recognized in 2009, 2008 and 2007 for the director retirement and death benefit plan was $25, $117 and $59. The liability related to the plan was $670 at December 31, 2009 and $680 at December 31, 2008.

NOTE 11 ~ INCOME TAXES

The components of deferred taxes were as follows:

								2009		2008
Deferred tax assets:
		Bad debts					$  828		$  424
		Deferred compensation				   321		   382
		Deferred loan fees				   223		   192
		FHLMC preferred stock impairment loss		   151		   151
		Deferred income					    43               -
		Real estate owned write-down                        26               -
		Non-accrual loan interest income		    17		    45
		Stock-based compensation		            19		    10
		Core deposit intangibles		             -		     7
		Other						     1		     5
			Total					$1,629		$1,216


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(Dollar amounts in thousands, except per share data)

NOTE 11 ~ INCOME TAXES (Continued)
 								2009		2008
Deferred tax liabilities:
		Unrealized security gains, net			$1,281		$  749
		Federal Home Loan Bank stock dividends		   542		   542
		Depreciation					   432		   321
		Purchase accounting adjustments			   137		   206
		Mortgage servicing rights			    50		    59
		Prepaid expenses				    25		    44
		Securities accretion				    47		    31
		Partnership income				     2		     1
		   Total					 2,516		 1,953
	Net deferred tax asset (liability)			$ (887)		$ (737)


Federal income tax laws provided that the 2002 acquired entity could claim additional bad debt deductions through 1987, totaling $1.9 million. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $646 at December 31, 2009. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed.

The components of income tax expense are as follows:

								2009		2008		2007
	Currently payable					$ 780		$ 730		$ 515
	  Deferred						 (382)		   40		  (19)

		Total						$ 398		$ 770		$ 496



The following is a reconciliation of income tax at the federal statutory rate to the effective rate of tax on the financial statements:
						2009			2008			2007

      					       	Rate	Amount		Rate	Amount		Rate	Amount
      Tax at federal statutory rate		34%	$  682		34%	$1,008		34%	$ 750
      Tax-exempt income			       (13)	  (270)	        (7)	  (214)		(10)	 (228)
      Other					(1)	   (14)		(1)	   (24)		 (2)      (26)
      Income tax expense			20%	$  398		26%	$  770		 22%	$ 496


As of December 31, 2008 and December 31, 2009, the Corporation had no unrecognized tax benefits or accrued interest and penalties recorded. The Corporation does not expect the amount of unrecognized tax benefits to significantly increase within the next twelve months. The Corporation will record interest and penalties as a component of income tax expense.

The Corporation and its subsidiaries are subject to U.S. federal income tax as well as income tax in the state of Ohio for National Bancshares. The Bank is subject to tax in Ohio based upon its net worth. The Company is no longer subject to examination by state taxing authorities for years prior to 2006.

NOTE 12 ~ RELATED-PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates during 2009 were as follows:

	Beginning balance					$3,776
	Effect of changes in composition of related parties	    99
	New loans						 3,002
	Repayments						  (516)
	     Ending balance					$6,361


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(Dollar amounts in thousands, except per share data)

NOTE 12 ~ RELATED-PARTY TRANSACTIONS (Continued)

Unused commitments to these related parties totaled $3,762 and $969 at year-end 2009 and 2008. Related party deposits totaled $4,749 and $2,050 at year-end 2009 and 2008.

The Corporation has minority ownership in a title agency affiliated with a Director resulting in fee income to the Corporation of $32, $11 and $16 for 2009, 2008 and 2007, respectively.

NOTE 13 ~ STOCK-BASED COMPENSATION

The Corporation`s 2008 Equity Incentive Plan (`the Plan`), which is shareholder-approved, permits the grant of stock options or restricted stock awards, to its officers, employees, consultants and non-employee directors for up to 223,448 shares of common stock.

Stock Option Awards

Option awards are granted with an exercise price equal to the market price of the Corporation`s common stock at the date of grant; those option awards have vesting periods determined by the Corporation`s compensation committee and have terms that shall not exceed 10 years.

On May 20, 2008, the Corporation granted options to purchase 58,000 shares of stock to directors and certain key officers, all of which remained outstanding at December 31, 2008. The exercise price of the options is $18.03 per share. The options vest in five equal installments over a five-year period and have a term of 10 years. 5,000 options were forfeited during 2009 leaving 53,000 outstanding at December 31, 2009. All options are expected to vest.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Corporation`s common stock. The Corporation has estimated the option exercise and post-vesting termination behavior and expected term of options granted due to the lack of historical data. The expected term of options granted represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferrable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.


The fair value of options granted of $1.83 per option was determined using the following weighted-average assumptions as of grant date.

	Risk-free interest rate			 3.19%
	Expected term (years)			 6.5
	Expected stock price volatility		13.76%
	Dividend yield 				 3.60%


The total compensation cost that has been charged against income for the plan was $34 and $28 for 2009 and 2008. The total income tax benefit was $12 and $10 for 2009 and 2008. There was $38 and $78 of total unrecognized compensation cost related to nonvested stock options granted under the Plan as of December 31, 2009 and 2008. The cost is expected to be recognized over a weighted-average period of 3.4 years. At
December 31, 2009, 10,600 options are vested and the outstanding options have no intrinsic value. The weighted average remaining contractual term is 8.4 years.

Restricted Stock Awards

On December 23, 2009, the Company issued restricted stock awards for 3,605 shares of the Corporation`s common stock to certain officers.

The awards vested immediately and the compensation expense related to the awards of $50 was recorded in 2009. The fair value of the stock was determined using closing market price of the Corporation`s common stock on the date of the grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(Dollar amounts in thousands, except per share data)


NOTE 14 ~ REGULATORY CAPITAL MATTERS

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2009, the Bank meets all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications:
well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2009 and 2008, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution`s category.


Actual and required capital amounts and ratios for the Bank are presented below at year-end.

											To Be Well
								Required		Capitalized Under
								For Capital		Prompt Corrective
					Actual			Adequacy Purposes	Action Regulations
					Amount	 Ratio		Amount	 Ratio		Amount	 Ratio
2009
Total capital to risk
  weighted assets			$29,842	 12.46%		$19,161	 8.00%		$23,952	 10.00%
Tier 1 capital to risk
  weighted assets			 26,936	 11.25%		  9,581	 4.00%		 14,371	  6.00%
Tier 1 capital to
  average assets			 26,936	  7.40%		 14,562  4.00%		 18,202	  5.00%

2008
Total capital to risk
  weighted assets			$26,730	 12.60%		$16,971	 8.00%		$21,213	  10.00%
Tier 1 capital to risk
  weighted assets			 25,012	 11.79%		  8,485	 4.00%		 12,728	   6.00%
Tier 1 capital to
  average assets			 25,012	  7.78%		 12,853	 4.00%		 16,066	   5.00%


Dividend Restrictions ~ The Corporation`s principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year`s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. The Bank could, without prior approval, pay dividends to the holding Corporation of approximately $437 as of December 31, 2009.


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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(Dollar amounts in thousands, except per share data)

NOTE 15 ~ LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES (Continued)

The contractual amounts of financial instruments with off balance sheet risk at year-end were as follows:

						2009		2008
	Commitments to make loans		$ 2,531		$ 2,382
	Unused lines of credit			 60,567		 49,389
	Letters of credit			    308		    109


Of the above unused instruments at December 31, 2009, approximately $9,974 pertains to fixed-rate commitments and variable-rate commitments account for approximately $53,432. At year-end 2008, approximately $10,065 of total commitments were fixed-rate and approximately $41,815 were variable rate. Rates on fixed-rate unused lines of credit ranged from 6.25% to 21.90% at December 31, 2009 and 6.25% to 19.80% at December 31, 2008.

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

The fair value of securities available for sale is determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities relationship to other benchmark quoted securities (Level 2 inputs).

The fair value of servicing rights is based on market prices for comparable mortgage servicing contracts, when available, or alternatively based on a valuation model that calculates the present value of estimated net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income. The Corporation is able to compare the valuation model inputs and results to widely available published industry data for reasonableness (Level 2 inputs).

The fair value of derivatives is based on valuation models using observable market data as of the measurement date (Level 2 inputs).

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

Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned are measured at the lower of carrying amount or fair value, less cost to sell. Fair Values are generally based on third party appraisals of the property, resulting in a Level 3 classification. In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized.

Loans held for sale are carried at the lower of cost or fair value, as determined by outstanding commitments, from third party investors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(Dollar amounts in thousands, except per share data)

NOTE 16 ~ FAIR VALUE (Continued)

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:
						Fair Value Measurements
						At December 31, 2009 Using
						Quoted Prices in	Significant
						Active Markets		Other		Significant
						for Identical		Observable	Unobservable
						Assets		        Inputs		Inputs
						(Level 1)		(Level 2)	(Level 3)
Assets:
	Available for sale securities
	U.S. Government and federal agency	$      -		$    819	$      -
	State and municipal			       -		  28,683               -
	Corporate bonds and notes		       -                   7,777               -
	Mortgage-backed securities: residential        -                  92,943               -
	Equity securities			      19                       -               -
	Interest rate swaps			       -		       4	       -




						Fair Value Measurements
						At December 31, 2009 Using
						Quoted Prices in	Significant
						Active Markets		Other		Significant
						for Identical		Observable	Unobservable
						Assets			Inputs		Inputs
						(Level 1)		(Level 2)	(Level 3)

Liabilities:
	Interest rate swaps			$      -		$      4	$      -


						Fair Value Measurements
						At December 31, 2008 Using
						Quoted Prices in	Significant
						Active Markets		Other		Significant
						for Identical		Observable	Unobservable
						Assets			Inputs		Inputs
						(Level 1)		(Level 2)	(Level 3)
Assets:
	Available for sale securities		$     16		$127,232	$      -


Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

						Fair Value Measurements
						At December 31, 2009 Using
						Quoted Prices in	Significant
						Active Markets		Other		Significant
						for Identical		Observable	Unobservable
						Assets			Inputs		Inputs
						(Level 1)		(Level 2)	(Level 3)

Assets:
	Impaired loans				$      -		$      -	$  3,626
	Other real estate owned			       -                       -              58


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(Dollar amounts in thousands, except per share data)

NOTE 16 - FAIR VALUE (Continued)

						Fair Value Measurements
						At December 31, 2008 Using
						Quoted Prices in	Significant
						Active Markets		Other		Significant
						for Identical		Observable	Unobservable
						Assets			Inputs		Inputs
						(Level 1)		(Level 2)	(Level 3)
Assets:
	Impaired loans				$      -		$      -	$   865


Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal amount of $4,542, with a valuation allowance of $916, resulting in an additional provision for loan loss of $1,091.

Other real estate owned measured at fair value less costs to sell, had a net carrying amount of $58, which is made up of the outstanding balance of $133, net of a valuation allowance of $75 at December 31, 2009, resulting in a write-down of $75 for the year ending December 31, 2009.

Carrying amount and estimated fair values of financial instruments at year-end were as follows:

						2009				2008
						Carrying	Fair		Carrying	Fair
						Amount		Value		Amount		Value
Financial assets
	Cash and cash equivalents		$  8,124	$  8,124	$ 11,001	$ 11,001
	Time deposits with other financial
          institutions				  13,580          13,580               -               -
	Securities available for sale		 130,241	 130,241	 127,248	 127,248
	Restricted equity securities               3,218              na           3,217              na
	Loans, net				 194,071	 194,103	 179,831	 179,586
	Accrued interest receivable		   1,334	   1,334	   1,230	   1,230
	Interest rate swaps                            4               4               -               -

Financial liabilities
	Deposits				 291,373	 292,045	 263,642	 264,731
	Short-term borrowings			   9,720	   9,720	  13,285	  13,285
	Federal Home Loan Bank advances		  27,000	  27,779	  21,000	  21,239
	Accrued interest payable		     408	     408	     690	     690
	Interest rate swaps                            4               4               -               -


The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, time deposits with other financial institutions, interest bearing deposits, accrued interest receivable and payable, demand deposits, short term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of debt is based on current rates for similar financing. It was not practicable to determine the fair value of restricted equity securities due to restrictions placed on its transferability. The fair value of off balance sheet items is not considered material.

NOTE 17 ~ DERIVATIVES

The Corporation utilizes interest rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position. The notional amount of the interest rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest rate swap agreements.

The Corporation implemented a program whereby it lends to its borrowers at a fixed rate with the loan agreement containing a two-way yield maintenance provision in the first quarter of 2009. If the borrower prepays the loan, the yield maintenance provision will result in a prepayment penalty or benefit depending on the interest rate environment at the time of the prepayment. This provision represents an embedded derivative which is required to be bifurcated from the host loan contract. As a result of bifurcating the embedded derivative, the Corporation records the transaction with the borrower as a floating rate loan and a pay floating~receive fixed interest-rate swap. To offset the risk of the interest-rate swap with the borrower, the Corporation enters interest-rate swaps with outside counterparties that mirror the terms of the interest-rate swap between the Corporation and the borrower.
Both interest-rate swaps are carried as freestanding derivatives with their changes in fair value reported in current earnings. The change in the fair value of the interest-rate swap with borrowers was a decrease of $4 for the year ended December 31, 2009, which was offset by an equal increase in value during the year ended December 31, 2009 on the interest-rate swaps with outside parties, with the result that there was no impact on income as of December 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(Dollar amounts in thousands, except per share data)

NOTE 17 ~ DERIVATIVES (Continued)

Summary information about the interest-rate swap between the Corporation and its borrower as of year-end is as follows:

Notional amount				$ 1,544
Weighted average receive rate		   5.33%
Weighted average pay rate	           3.88%
Weighted average maturity (years)	   4.0
     Fair value of interest-rate swap	     4



Notional amount				$ 1,544
Weighted average receive rate		   5.33%
Weighted average pay rate	           3.88%
Weighted average maturity (years)	   4.0
     Fair value of interest-rate swap	    (4)


NOTE 18 ~ OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related tax effects were as follows:
						2009		2008		2007
Unrealized holding gains (loss) on
  available for sale securities			$2,337		$  571		$  714
Reclassification adjustment for losses (gains)
  later recognized in income			  (770)		   344		   (14)
Net unrealized gains 				 1,567		   915		   703
Initial unrealized gain on mortgage-backed
securities received in securitization		     -		   840 		     -
Tax effect 					  (533)		  (597)		  (239)
  Other comprehensive income  			$1,034		$1,158		$  464


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(Dollar amounts in thousands, except per share data)

NOTE 19 ~ PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial statements for National Bancshares Corporation
(parent only) are as follows:

BALANCE SHEETS					December 31,
						2009		2008
ASSETS
Cash and cash equivalents			$ 4,438		$ 5,237
Investment in Bank subsidiary			 34,389		 31,675
Securities available for sale		     	     19		     16
Other assets		 			    234		    215
   Total assets					$39,080		$37,233



LIABILITIES AND SHAREHOLDERS` EQUITY
Dividends payable				$   177		$   352
Shareholders` equity				 38,903		 36,881
   Total liabilities and shareholders` equity	$39,080		$37,233


STATEMENTS OF INCOME                            Years ended December 31,
						2009		2008		2007
INCOME
Dividends from Bank subsidiary			$    -		$2,500		$3,000
Securities gains (losses), net			     -		  (444)		     1
Dividend income                                	     -		    16		     -
  Total Income					     -	 	 2,072		 3,001

EXPENSES
Miscellaneous expense				   (59)		   (72)		   (85)
Income (loss) before income tax and
  undistributed	subsidiary income		   (59)		 2,000		 2,916
Income tax benefit				    20		   170		    29
Undistributed equity in (distributions in excess
   of) net income of Bank subsidiary		 1,648		    24		(1,234)

Net income					$1,609		$2,194		$1,711


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007
(Dollar amounts in thousands, except per share data)


NOTE 19 ~ PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

STATEMENTS OF CASH FLOWS             			Years ended December 31,
							2009		2008		2007
Cash flows from operating activities
	Net income					$1,609		$2,194		$1,711
	Adjustments to reconcile net income
	   to net cash from operating activities:
		Distributions in excess of (equity
		in undistributed net income)
		of Bank subsidiary			(1,648)	           (24)		 1,234
            Net security (gains) loss			     -		   444		    (1)
	     Change in other assets and liabilities	    31	          (170)		   (14)
	       	Net cash from operating activities	    (8)		 2,444		 2,930
Cash flows from investing activities
	Proceeds from sale of securities		     -		     -		     1
	Purchase of security available for sale		     -		  (467)		     -
		Net cash from investing activities	     -		  (467)	    	     1

Cash flows from financing activities
	Dividends paid					  (881)		(1,410)		(1,430)
	Purchase of common stock			     -		   (86)		  (434)
		Net cash from financing activities	  (881)		(1,496)		(1,864)

Net change in cash 					  (889)		   481		 1,067
Beginning cash and cash equivalents			 5,327		 4,846		 3,779

Ending cash and cash equivalents			$4,438		$5,327		$4,846


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors and Shareholders
National Bancshares Corporation
Orrville, Ohio

We have audited the accompanying consolidated balance sheets of National Bancshares Corporation as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders` equity and cash flows for each of the three years in the period ended
December 31, 2009. These financial statements are the responsibility of the Corporation`s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Corporation Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.
Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation`s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bancshares Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.


</Crowe Horwath LLP>
Crowe Horwath LLP
Cleveland, Ohio
March 19, 2010

REPORT OF MANAGEMENT ON THE COMPANY`S INTERNAL CONTROL OVER
FINANCIAL REPORTING


March 1, 2010

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

Management of National Bancshares Corporation, including the Chief Executive Officer and the Chief Financial Officer, has assessed the Corporation`s internal control over financial reporting as of December 31, 2009, based on criteria for effective internal control over financial reporting described in `Internal Control ~ Integrated Framework` issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Corporation`s internal control over financial reporting was effective as of December 31, 2009, based on the specified criteria.

This annual report does not include an audit report of the Corporation`s registered public accounting firm regarding internal control over financial reporting. Management`s report was not subject to audit by the Corporation`s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management`s report in this annual report.


</David C. Vernon>
David C. Vernon
Chief Executive Officer


</James R. VanSickle>
James R. VanSickle
Chief Financial Officer

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN OF NATIONAL BANCSHARES
CORPORATION, S&P 500 STOCK INDEX, AND S&P 500 BANK INDEX

			   	2004	   2005      2005      2007      2008      2009
National Bancshares Corp	$100.00	    85.42     90.24     64.67     52.85	    61.11
S&P 500 Stock Index~		$100.00	   104.91    121.48    128.16	  80.74	   102.11
S&P 500 Banks Index~		$100.00	    98.54    114.41     80.33	  42.18	    39.40



~ National Bancshares Corporation is not included in the S&P 500 Bank Index or S&P 500 Stock Index.

PRICE RANGE OF COMMON STOCK

National Bancshares Corporation common stock is traded on the OTC Bulletin
Board under the symbol `NBOH.`	The OTC Bulletin Board is a regulated
quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter equity securities. A summary of the high and low prices of and cash dividends paid on National Bancshares
Corporation common stock in 2009 and 2008 follows. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

					High		Low		Dividends per share
2008
First Quarter				$14.65		$11.96		$.08
Second Quarter				 14.64		 13.02	 	 .08
Third Quarter				 14.08		 12.90		 .08
Fourth Quarter				 17.90		 13.52		 .08

2007
First Quarter				$18.10		$16.20		$.16
Second Quarter				 18.50		 14.50		 .16
Third Quarter				 16.69		 14.30	 	 .16
Fourth Quarter				 16.00		 11.60	 	 .16


SHAREHOLDER INFORMATION

Corporate Office
National Bancshares Corporation
112 West Market Street, PO Box 57
Orrville, OH 44667
www.discoverfirstnational.com

Stock Trading Information
The shares of common stock of National Bancshares Corporation are traded on the OTC Bulletin Board. The ticker symbol for National
Bancshares Corporation is `NBOH.` The Corporation had 876 shareholders of Record as of December 31, 2009.

Form 10-K
A copy of the Corporation`s 2009 Annual Report on Form 10-K as filed with the SEC will be furnished free of charge to shareholders upon written request to the Company.

Shareholder Assistance
National Bancshares Corporation
Shareholder Services Department
Ellen Gerber, Shareholder Relations
330-765-0609
egerber@discoverfirstnational.com

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948
info@rtco.com
www.rtco.com

National Bancshares Corporation has a Dividend Reinvestment Plan and a Dividend Direct Deposit Plan available at no cost. Please contact
Registrar and Transfer Company for enrollment.

OFFICERS

NATIONAL BANCSHARES CORPORATION

David C. Vernon, President and Chief Executive Officer
James R. VanSickle, Senior Vice President and Chief Financial Officer Paul G. Kubiak, Senior Vice President and Secretary

FIRST NATIONAL BANK

David C. Vernon, President and Chief Executive Officer

Business Banking

Thomas R. Poe, 	Senior Vice President, Senior Loan Officer
John L. Falatok, Senior Vice President, Market Manager
John R. Macks, Vice President
Paul A. Manghillis, Vice President
Robert C. McConnell, Vice President
John D. Shultz, Jr., Vice President
Darrell L. Smucker, Vice President
Laura R. Yoder, Assistant Vice President

Mortgage Banking

Cynthia A. Wagner, Assistant Vice President
Matthew M. Miller, Assistant Vice President, Mortgage Consultant

Credit Administration

Richard A. White, Vice President, Senior Credit Officer
Kathryn J. Barnes, Assistant Vice President, Credit Officer
Dallas W. Falb, Credit Officer

Loan Operations, Consumer Lending and Managed Assets

Steven L. Riddick, Vice President
Lisa M. Bryant, Loan Operations Officer
Mindy L. Henderson, Loan Operations Officer
Patricia J. Massaro, Loan Officer

Retail Banking

Paul G. Kubiak, Senior Vice President, Retail Banking
John P. Hall, Vice President, Wooster Market Manager
Harold D. Berkey, Vice President, Relationship Manager
Amberly M. Wolf, Assistant Vice President, Retail Banking
Paul J. Bayus, Assistant Vice President, Relationship Manager Dean M. Karhan, Assistant Vice President, Relationship Manager Heather L. Kiner, Assistant Vice President, Relationship Manager Jill R. Wachtel, Assistant Vice President, Relationship Manager

Corporate

James R. VanSickle, Senior Vice President, Chief Financial Officer James T. Griffith, Vice President, Information Technology
Pamela S. Null, Vice President, Compliance, BSA, CRA and Security
Michael G. Oberhaus, Vice President, Financial Analyst, Risk Manager Maria A. Roush, Vice President, Auditor
Angela L. Smith, Controller
Jodi R. Blair, Deposit Operations Officer

BOARD OF DIRECTORS					FIRST NATIONAL BANK OFFICES
NATIONAL BANCSHARES CORPORATION &
FIRST NATIONAL BANK

Sara Steinbrenner Balzarini				Orrville
     Partner,						112 W. Market St.
     Paramount Tennis, LLC.				330-682-1010

John P. Cook, CPA, Ph.D					1320 W. High St.
	Shareholder,					330-682-2881
	Long, Cook & Samsa, Inc.
							1720 N. Main St.
Bobbi E. Douglas					CASH ATM ONLY
	Executive Director,
	STEPS at Liberty Center				Apple Creek
	Every Woman`s House				7227 E. Lincoln Way
							330-264-8070
John W. Kropf
	Chairman of the Board,				Dalton
	National Bancshares Corporation			12 W. Main St.
	First National Bank				330-828-2227
	Attorney,
	Kropf, Wagner, Lutz				Fairlawn
	& VanSickle, L.L.P.				3085 West Market Street
							330-475-1363
John L. Muhlbach, Jr.
	Vice President,					Kidron
	A.A. Hammersmith, Inc.				4950 Kidron Rd.
							330-857-3101
Victor B. Schantz
	President,					Lodi
	Schantz Organ Company				106 Ainsworth St.
							330-948-1414
Steve Schmid
	President,					Massillon
	Dairy Enterprises, Inc.				211 Lincoln Way E.
							330-832-7441
James R. Smail
	Chairman/Director				2312 Lincoln Way N.W.
	J.R. Smail, Inc.				330-833-1622
	Poulson Drilling, Inc.
	Monitor Ranch, Inc.				51 Massillon Marketplace Dr. S.W.
	Monitor Bancorp, Inc.				CASH ONLY ATM

David C. Vernon	Mt. Eaton
	President & CEO,				15974 E. Main St.
	National Bancshares Corporation			330-359-3105 or 330-857-4301
     	First National Bank
							Seville
Howard J. Wenger					4885 Atlantic Dr.
	President,					330-769-3105
      	Wenger Excavating, Inc.
      	Lake Region Oil, Inc.				Smithville
	Northstar Asphalt, Inc.				153 E. Main St.
	Massillon Materials, Inc.			330-669-2611
	Stark Materials, Inc.
							Wooster
Albert W. Yeagley					4192 Burbank Rd.
	Vice President, Industry & Government Affairs	330-263-5303
	The J. M. Smucker Company
							1725 Cleveland Rd.
							330-263-1725