Form 10-K, Exhibit 13
period 2010-12-31
NATIONAL BANCSHARES CORP /OH/
filed 2011-03-29
CIK 790362

TABLE OF CONTENTS


3       Message to Shareholders

6       Financial Highlights

7       Selected Financial Data

9 Management`s Discussion and Analysis of Financial Condition and Results of Operations

28      Consolidated Balance Sheets

29      Consolidated Statements of Income

30      Consolidated Statements of Changes in Shareholders` Equity

31      Consolidated Statements of Cash Flows

32      Notes to Consolidated Financial Statements December 31, 2010, 2009
        and 2008

57      Report of Independent Registered Public Accounting Firm

58 Report of Management on the Coorporation`s Internal Control Over Financial Reporting

59 Comparison of Five-Year Cumulative Total Return of National Bancshares Corporation, S&P 500 Stock Index, and S&P 500 Bank Index

60      Price Range of Common Stock

60      Shareholder Information

61      Officers

62      Directors

62      First National Bank Offices

(This page left intentionally blank)

MESSAGE TO SHAREHOLDERS


Dear Shareholders;

2010 earnings of $1.325 million or $.60 per share were disappointing and primarily caused by the need to add $2.2 million to the allowance for loan losses. I warned in 2009, that because of continued poor economic conditions, a higher provision for loan loss expense might be required in 2010. It was also pointed out that when our clients suffer financially, we suffer. People without jobs cannot make loan payments. Retail merchants who suffer a decline in business cannot make rent or mortgage payments. Businesses which suffer a decline in sales cannot make loan payments. In 2010, the economy impacted all of our clients to some degree, but two commercial loan borrowers went out of business resulting in losses above our already pessimistic forecast. In addition, commercial real estate values continued to drop and the decline in the value of collateral securing loans required us to add even more to the allowance. By way of example, a building in Massillon appraised for $2.8 million in 2005 when a loan was originated. The building is now valued at $1.1 million and the business occupying the building when the loan was originated is gone.

Even though we incurred the large provision expense in 2010, there is a lot of good news in this Annual Report. Please take time to review the financial statements and footnotes contained in this report for more details about our financial results. Here are a few highlights.

In 2010, net interest income increased $54,000 and non interest income increased $327,000 excluding securities gains of $661,000 in 2010 and $770,000 in 2009. Loans declined slightly but the volume of new loans in 2010 totaled $24,000,000 and loan fee income from commercial loans was $247,000. A primary reason for the decline in loans is that a number of large commercial loans paid off and borrowers with lines of credit scaled back their usage of the lines. In this market, small businesses are not taking on the risk of more debt and low interest rates alone will not cause a small business to expand or take on additional risk. Nor will low interest rates alone increase the value of houses. Businesses need customers and people need jobs. Then and only then will people buy homes and businesses borrow money to expand. Actually, low interest rates are nothing more than a tax on savers and seniors. Retirees need interest income and would spend it and savers who are trying to accumulate funds for retirement, a rainy day or special purpose should not be required to suffer nearly zero interest rates while they watch the value of the dollar decline and purchasing power erode even further.

Our Fairlawn office is now a full service office with a retail business lobby and drive-in window.

Income from the sale of mortgage loans totaled $285,000 in 2010, down slightly from 2009 because we started keeping 15 year residential loans in the portfolio in October. A noteworthy change in our balance sheet is the $13 million reduction in borrowing from the Federal Home Loan Bank. This borrowing was originated by Peoples Savings prior to our acquisition of Peoples and there was no need to replace the borrowing given the strength of our liquidity position.

In 2010, we continued to increase the sale of business cash management services and remote deposit services which makes it possible for local businesses to deposit checks electronically from their offices and eliminate a trip to the bank. As a result in 2010, local businesses made remote electronic deposits totaling $291,000,000. Hundreds of our business customers are now using the many new services we have introduced in the last two years.

In 2010, we redesigned Bonus Checking and renamed it Reward Checking.
We also introduced Reward Savings, a high-yield savings account available to Reward Checking clients. Reward Checking is a service for customers who use our debit card, make deposits electronically and receive their statement electronically. The Reward Checking interest rate is 3.01% and that rate is paid on the entire balance up to $25,000. In 2010 Reward Checking grew $6,458,000 or 302%.

Several years ago, I was privileged to be in a group of approximately 60 individuals who spent a couple of hours with the legendary Warren Buffett at Case Western Reserve University. Mr. Buffett handed out a sheet of paper on which was listed the performance statistics of 10 companies. He asked the group to explain why performance among the companies was so varied. Of course one brave soul immediately responded `management.` Mr. Buffett explained that management was not the answer since he owned all 10 companies. No, the answer was the business the company was in. One was a textile company and Mr. Buffett wondered why he ever thought he could make money in the textile business. Another was a candy company and he observed that no matter who managed it, the candy company would make money but the best managers in the world could not make money in textiles.

This is a tough environment. We are confronted with a bad economy, high unemployment and a flood of new regulations. As a result, one wonders if banking has not become one of those businesses where it is just impossible to achieve an appropriate return on investment. We are convinced however that banking, while under assault, is not one of those textile type businesses and management does make a difference and we are optimistic but at the same time realistic about our future.

Our Bank is strong. In 2010 deposits increased $17.8 million and our capital base is well above regulatory requirements. We are blessed with an outstanding and dedicated Board of Directors, the best staff and management team any community bank could possibly assemble and most importantly, we have the support of you, our shareholders. Thank you for your interest in National Bancshares Corporation and First National Bank. All of the directors, officers and staff appreciate your support.


David C. Vernon
President and CEO

In 2010, the Charitable Giving Committee of the Board of Directors approved gifts to the following organizations.


Boy Scouts of America
Dalton Historical Society
Every Woman`s House
First National Bank Scholarship (Wayne County Community Foundation) Goodwill Industries
Kidron Community Historical Society
Main Street Orrville
Main Street Wooster, Inc.
Massillon Boys and Girls Club
Massillon Chamber of Commerce
Orr Views
Orrville Area Boys and Girls Club
Orrville Chamber of Commerce
Orrville Community Chorus
Orrville-Dalton YMCA
Orrville Public Library
Orrville School Multi-Purpose Facility
Orrville United Way, Inc.
Paint Township Area Fireworks
Smithville Community Historical Society
STEPS (FKA Wayne County Alcoholism Services)
Tschantz Cabin
United Way of Wayne and Holmes Counties
United Way of Western Stark County
Village Network (FKA Boy`s Village)
Wayne College Capital Campaign
Wayne County Crippled Children`s Committee
Wayne County Fraternal Order of Police
Wayne Development Council
Wayne/Holmes Soap Box Derby
Wooster Chamber of Commerce
Wooster Jazz Arts Festival


Special thanks to the following local companies who have helped us with the rebranding and remodeling of our offices.

Kidron Electric
RBS Construction
Northstar Asphalt
Orrville Plumbing and Heating
Benchmark Craftsmen
Adams Signs

FINANCIAL HIGHLIGHTS

These financial highlights are excerpts of and are not a substitute for National Bancshares Corporation`s consolidated financial statements, including notes, and other detailed financial information we provide elsewhere in this document. You should read the entire document, including the consolidated financial statements and notes to the consolidated financial statements.

Financial Position
(Dollar amounts in thousands, except per share data)
                                                                Percentage
At December 31,                 2010            2009            Change
Total assets                    $374,096        $370,228         1.0 %
Deposits                         309,134         291,373         6.1 %
Loans, net                       190,685         194,071        (1.7)%
Securities                       138,033         130,241         6.0 %
Shareholders` equity              38,981          38,903         0.2 %
Book value per share               17.67           17.64         0.2 %

Year ended December 31,
Net interest income             $ 12,282        $ 12,228         0.4 %
Income before income taxes         1,396           2,007       (30.4)%
Net income                         1,325           1,609       (17.6)%
Cash dividends declared              706             705         0.1 %
Net income per share                0.60            0.73       (17.8)%
Cash dividends per share            0.32            0.32         0.0 %


National Bancshares Corporation is the holding company for First National Bank, a federally chartered national bank formed in Ohio in 1881. First National Bank has fourteen offices in Orrville, Massillon, Wooster, Apple Creek, Dalton, Fairlawn, Kidron, Lodi,
Mt. Eaton, Seville and Smithville. Additional information is available at www.discoverfirstnational.com.

SELECTED FINANCIAL DATA

(Dollar amounts in thousands, except per share data)


                                As of or for the years ended December 31,

                                2010            2009            2008            2007            2006
Income statement data:
Interest income                 $15,501         $16,465         $17,071         $17,832         $17,157
Interest expense                  3,219           4,237           5,785           6,968           5,995
Net interest income              12,282          12,228          11,286          10,864          11,162
Provision for loan losses         2,229           1,829             482             147             160
Net interest income after
  provision for loan losses      10,053          10,399          10,804          10,717          11,002
Noninterest income                3,190           2,972           2,333           1,990           1,653
Noninterest expense              11,847          11,364          10,173          10,500          11,354
Income before income taxes        1,396           2,007           2,964           2,207           1,301
Income taxes                         71             398             770             496             137
Net income                        1,325           1,609           2,194           1,711           1,164

Balance sheet data:
Cash and due from banks         $12,837         $ 8,124         $11,001         $11,842         $ 8,955
Federal funds sold                    -               -               -             443           9,820
Securities                      138,033         130,241         127,248          84,514          86,000
Loans, net                      190,685         194,071         179,831         191,488         184,481
Deposits                        309,134         291,373         263,642         242,523         247,681
Borrowings                       23,471          36,720          34,285          26,374          22,744
Shareholders` equity             38,981          38,903          36,881          34,991          34,680
Total assets                    374,096         370,228         338,002         306,651         308,358

Share and per share data:
Net income                      $  0.60         $  0.73         $  1.00         $  0.77         $  0.52
Cash dividends                     0.32            0.32            0.64            0.64            0.64
Book value at period end          17.67           17.64           16.75           15.85           15.52
Weighted average number
  of shares outstanding       2,205,973       2,202,457       2,203,218       2,231,369       2,234,488

Performance ratios:
Return on average equity          3.34%           4.21%           6.20%           4.94%           3.29%
Return on average assets          0.35%           0.46%           0.70%           0.56%           0.38%
Dividend payout percentage       53.28%          43.82%          64.00%          83.58%         122.87%
Efficiency ratio (1)             76.56%          74.76%          74.70%          81.69%          88.60%
Full-time equivalent staff         113             101             108             105             132
Average total assets to
  full-time equivalent staff    $3,370          $3,491          $2,916          $2,903          $2,296

Asset quality ratios:
Allowance for loan losses
  to ending total loans           1.34%           1.48%           0.95%           1.05%           1.07%
Net loan charge-offs
  to average loans                1.30%           0.35%           0.41%           0.06%           0.03%

Capital ratios:
Average equity to average
assets                           10.40%          10.84%          11.24%          11.35%          11.66%
Leverage ratio (2)                7.46%           7.40%           7.78%           8.26%           8.57%
Total risk-based capital
ratio (2)                        13.59%          12.64%          12.60%          12.78%          13.26%

(1) The efficiency ratio is calculated by dividing noninterest expenses by the sum of net interest income and noninterest income.
(2) Computed in accordance with Comptroller of the Currency and FDIC guidelines.


SELECTED FINANCIAL DATA

The following table shows quarterly results of operations for 2010 and 2009.
                                                                                                        Basic and
                        Interest        Net interest    Provision for   Income before                   diluted earnings
                        income          income          loan losses     income taxes    Net income      per share
(Dollar amounts in thousands)
2010
First quarter           $3,958          $3,112          $  507          $  301          $  293          $0.13
Second quarter           3,920           3,101             615              96             158           0.07
Third quarter            3,919           3,120             228           1,154             866           0.39
Fourth quarter           3,704           2,949             879            (155)              8           0.01

2009
First quarter           $4,208          $2,993          $  123          $  780          $  573          $0.26
Second quarter           4,149           3,013             228             596             454           0.21
Third quarter            4,026           3,072             576             285             267           0.12
Fourth quarter           4,082           3,150             902             346             315           0.14


MANAGEMENT`S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This section of the annual report is intended to assist the reader in evaluating the performance of National Bancshares Corporation for the years ended December 31, 2010, 2009 and 2008. This information should be read in conjunction with the consolidated financial statements and accompanying notes to the financial statements.

Forward Looking Statement
The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. Forward-looking statements can be identified by terminology such as `believes,` `expects,` `anticipates,` `estimates,` `intends,` `should,` `will,` `plans,` `potential` and similar words. Forward-looking statements are also statements that are not statements of historical fact. Forward-looking statements necessarily involve risks and uncertainties. They are merely predictive or statements of probabilities, involving known and unknown risks, uncertainties and other factors. If one or more of these risks or uncertainties occurs or if the underlying assumptions prove incorrect, actual results in 2011 and beyond could differ materially from those expressed in or implied by the forward-looking statements.

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

During 2010, the Corporation operated under a strategic plan which is updated, modified and adopted annually by the Board of Directors. The plan calls for achieving an above peer return on equity, achieving a loan to asset ratio of 60%, reducing the net overhead ratio to 2.30%, maintaining cash-type deposits above 70%, achieving a net interest margin of at least 3.58%, maintaining a risk based capital ratio of at least 12% and holding the classification ratio at 20% or less.

Historically, the Corporation`s low loans-to-assets ratio has been detrimental to the net interest margin and return on equity. Accordingly, the Board and Management have established a goal of changing the Corporation`s asset mix by increasing the loan to asset ratio to 60%. On December 31, 2010, the loan-to-asset ratio was 51.7% and this change will take place over several years as growth in the loan portfolio is accomplished by the increased capacity of the Corporation`s lending divisions. Business bankers and mortgage originators have been added and office managers have undergone increased consumer loan training. An integral component of increasing the loan-to-asset ratio is credit underwriting. In 2010, the Bank added a new senior credit officer and two credit analysts to its underwriting staff. These additions have increased the credit administration staff to five and the result is improved credit underwriting and loan monitoring.

Reducing the net overhead ratio, excluding securities gains and losses on the sale of other real estate owned from 2.41% to 2.30% will be accomplished as the loan-to-asset ratio is achieved without adding to expenses. Lending divisions and support personnel are in place to support the $31.2 million increase in loan volume which will be required to reach the 60% loan-to-asset ratio. Negatively impacting the net overhead ratio is the high number of office locations relative to the small asset size of the offices which is a primary reason Corporation`s higher than peer overhead expense ratio. The personnel costs associated with expansion of the loan divisions also negatively impacts the overhead ratio since the increased number of bankers not yet managing the size of a fully developed portfolio of loans has increased. In other words the cost of lending is too high given the size of the loan portfolio. That will change as growth in the loan portfolio is achieved.

The Corporation benefits from a cash-type deposit ratio of 78.1%. The goal of maintaining cash type deposits above 70% will be challenging but can be accomplished through the increased productivity of the Corporation`s retail office system which generates core funding cash-type deposits. The Corporation benefits from its strong core deposit base which is much higher than peer and its strong core deposit base significantly enhances value and makes it possible for assets to be supported by stable and relatively low cost funding. But while the Corporation enjoys a low cost of funds this cost advantage comes at the price of increased overhead expenses discussed above which is a result of the relatively small size of many of its offices.

The Corporation`s net interest margin for 2010 was 3.43%. Achieving a net interest margin of at least 3.58% will be accomplished through loan growth which will result in the reduction of securities as a percentage of assets. The banking business starts with loans. Loans are supported by deposits and capital is needed to support the volume of loans and deposits. Without loans there is no need for deposits and certainly there is no need for capital. The Corporation has historically relied too heavily on income from its securities portfolio and that was a reasonable plan when the term structure of interest rates accommodated such a business plan. Unfortunately that reliance is misplaced in a nearly zero interest rate environment. In this low rate environment the only way to increase yield with securities is by extending the duration of the securities portfolio which is exactly the wrong action to take since longer duration securities will decline in value significantly should interest rates rise. Securities are of course needed for liquidity and income but the overreliance on securities as a source of interest income is inappropriate.

A Strong capital ratio is critical to the subsidiary Bank`s safety and soundness. A bank must have a risk-based capital ratio over 10% to be considered well capitalized by its regulators. The Corporation`s Board of Directors has established a goal of maintaining a risk-based capital ratio of 12 to protect the financial stability of the organization. The risk-based capital ratio was 13.59% as of December 31, 2010.

The classification ratio is calculated using total adversely classified assets (excluding special mention loans) divided by Tier 1 capital plus allowance for loan losses. The classification ratio was 32.0% and 39.5% as of December 31, 2010 and 2009. Prior to 2009, the classification ratio was consistently less than 20%. As the economy improves and the current number of classified loans is reduced through monitoring and working with borrowers, the classification ratio will improve.

In 2010, loans, net of allowance for loan losses decreased $3.4 million from year-end 2009. The volume of new commercial loans remained strong at $24 million and fee income generated from commercial loans totaled $247,000. The primary reason for the decline in loans is that a number of large commercial loans paid off in 2010 and borrowers with lines of credit scaled back their usage of the lines. However, the Bank has been taking advantage of the opportunity to lend to businesses in search of a bank that will be responsive to their credit needs as other banks have tightened lending requirements. The Bank opened a full-service office in Fairlawn, Ohio in May, 2009. The office is staffed by four business bankers, one corporate services specialist, a retail office manager and two client service representatives. Total loans at the Fairlawn office reached $30.1 million and deposits totaled $6.8 million as of December 31, 2010.

In August 2010, the Bank formed a new Agribusiness and Community Banking Group. The new group is made up of five community bankers and focuses primarily on agriculture lending, small business lending and corporate services. The Bank has not historically been focused on agricultural-type lending and yet it is headquartered in a perfect market to do so. Establishing the Agribusiness and Community Banking Group has been a goal for several years, but the goal could only be accomplished if personnel could be found to make formation of this group possible. Formation of this group, while extremely important in the loan run, puts pressure on accomplishing the overhead ratio goal outlined above since the group is currently not managing a sufficiently large loan asset base.

The securities portfolio is a significant source of income. However income from securities will decline unless interest rates rise significantly, as cash flow from maturing securities and cash flow from mortgage backed securities is reinvested at lower interest rates. Changing market conditions could affect the profitability of the portfolio, as well as the level of interest rate risk exposure. The Bank invests in securities it believes offer good relative value at the time of purchase, and it will, as needed reposition its securities portfolio. In making its decisions to sell or purchase securities, the Bank considers credit ratings, call features, maturity dates, relative yields, current market factors, interest rate risk and other relevant factors. In 2010, the Bank increased the amount of state and municipal bonds in the portfolio by $16.3 million. Attractive taxable-equivalent yields make state and municipal bonds an appealing alternative to U.S. Treasury, federal agency bonds and mortgage-backed securities in the current interest rate environment.

The average yield of the securities portfolio was 3.55% as of December 31, 2010. The portfolio duration was 2.0 years and based on current interest rates and payment assumptions, cash flows of $29.7 million are projected over the next twelve months. The yield on securities is expected to decline in 2011 as cash flows are reinvested in the current low interest rate environment. The Bank will continue to monitor market conditions and invest in securities with good relative value.

Platinum Checking, a high-interest checking account for clients with balances above $10 thousand accounted for $55.4 million or 17.9% of total deposits at December 31, 2010. Reward Checking, an account that pays bonus interest to clients that use the Bank`s Visa debit card, receive their account statement online, and make at least one electronic direct deposit accounted for $8.6 million of deposits at December 31, 2010. In 2010 these two accounts grew 23% and 302% respectively. In March 2010, the Corporation introduced `Reward Savings`, a high-yield savings account that is available to customers have a Reward Checking account. Reward Savings accounted for $4.0 million as of December 31, 2010. In 2010 total deposits grew
$17.8 million or 6.1%.

Office of the Comptroller of the Currency (`OCC`) regulations require banks to maintain certain minimum levels of regulatory capital. Additionally, the regulations establish a framework for the classification of banks into five categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Generally, an institution is considered well-capitalized if it has a core (Tier 1) capital ratio of at least 5.0% (based on adjusted total assets); a core (Tier 1) risk-based capital ratio of a least 6.0%; and a total risk-based capital ratio of at least 10.0%. At December 31, 2010 the bank`s capital ratios were well above regulatory minimums.

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

Financial Condition
Total assets increased 1.0% to $374.1 million as of December 31, 2010, from $370.2 million at December 31, 2009. Securities available for sale totaled $138.0 million as of December 31, 2010, compared to $130.2 million at December 31, 2009. Loans, net of allowance for loan losses decreased
$3.4 million to $190.7 million as of December 31, 2010, compared to $194.1 million at December 31, 2009. Deposits increased 6.1% to
$309.1 million as of December 31, 2010, compared to $291.4 million at December 31, 2009. Shareholders` equity increased 0.2% to $39.0 million at the end of 2010, from $38.9 million at the end of 2009. Accumulated other comprehensive income decreased to $1.9 million as of December 31, 2010, compared to $2.5 million as of December 31, 2009.
The change in accumulated other comprehensive income was a result of a decrease in unrealized gains on securities available for sale.

Loans
Total loans decreased by $3.7 million or 1.9% from year-end 2010 to year-end 2009. The Bank continues to focus its efforts on attracting commercial loan business. Average loans, net of allowance for loan losses increased from $183.0 million in 2009 to $192.8 million in 2010.

First National Bank`s loan policy provides for a loan mix up to 60% of total loans for commercial loans, up to 40% of total loans for consumer loans, up to 60% of total loans for residential real estate loans and up to 200% of total capital for commercial real estate loans. The loan to deposit ratio will not exceed 90%.

The Bank purchased $1.2 million of automobile loans from another Ohio bank during 2010. All of the purchased loans were underwritten individually using the same underwriting standards used for loans generated in our offices.


                                       Loan portfolio composition at December 31,
                                       2010        2009        2008        2007        2006
(Dollar amounts in thousands)
Real estate:
 Commercial and land development       $58,047     $54,787     $43,972     $45,820     $45,737
 One-to-four family                     47,204      50,390      54,924      80,113      83,491
 Home equity                            27,766      26,526      24,442      20,857      19,383
 Multifamily                            14,397      10,353       4,062       5,643       3,161
Real Estate Construction:
 Commercial and land development         9,942      11,797      11,725       4,460       4,196
 One-to-four family                        301         598       1,121       3,907       1,883
Commercial                              26,158      30,621      27,241      19,539      20,128
Consumer:
 Auto:
  Direct                                 2,474       3,171       3,171       4,392       5,524
  Indirect                               6,401       8,605      10,923       7,206       1,337
 Credit Cards                                -           -           -       1,614       1,521
 Other                                     989         567         260         390         661
Total loans                            193,679     197,415     181,841     193,941     187,022
Less:
Unearned and deferred income              (409)       (438)       (292)       (425)       (548)
Allowance for loan losses               (2,585)     (2,906)     (1,718)     (2,028)     (1,993)
Net loans                             $190,685    $194,071    $179,831    $191,488    $184,481
Net loans as a percent of
  total assets                           50.97%      52.42%      53.20%       62.45%     59.83%



Ranked by North American Industry Classification System ~ or NAICS ~ codes, the industries most represented by First National Bank`s commercial borrowers include lessors of non-residential buildings and lessors of residential buildings and dwellings, in that order, accounting for 12.0% and 10.3% of the total loans at year-end 2010, respectively.

Approximately 37% of the conventional mortgage loans secured by one-to-four family and multifamily real estate are long term fixed interest rate loans. The majority of loans added to First National Bank`s portfolio, by the 2002 acquisition of Peoples Federal, were fixed-rate residential mortgage loans, but the number of such loans has declined since the merger as the fixed-rate mortgages have been refinanced or paid off. Approximately 63% of the portfolio of conventional mortgage loans secured by one-to-four family and multifamily real estate at year-end 2010 consisted of adjustable rate loans. First National Bank`s fixed-rate conventional mortgage loans are originated with loan documentation that permits their sale in the secondary market.
The Bank`s policy is to classify all fixed-rate mortgage loans as `Held for Sale` or `Held for Portfolio` at the time the loans are originated within various scenarios and classifications set by the Bank. The classification is based upon several factors such as the Bank`s interest rate risk position, the loan`s interest rate and term, the Bank`s liquidity position, the interest rate environment and general economic conditions.

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

Loans Analyzed Individually
Determining the loan loss allowance begins with the Bank`s assessment of credit risk for loans analyzed individually. Individual loans are assigned credit-risk grades based on the Bank`s assessment of conditions affecting a borrower`s ability to satisfy its contractual obligation under the loan agreement. The assessment process includes reviewing a borrower`s current financial information, historical payment experience, credit documentation, public information, current economic trends and other information specific to each borrower. Loans reviewed individually are reviewed at least annually or more frequently if management becomes aware of information affecting a borrower`s ability to fulfill its obligation. All loans over $250 thousand or to borrower`s whose aggregate total borrowing exceeds $250 thousand are reviewed individually, except for first and second mortgage loans on a borrower`s personal residence.
Loans or borrowers with balances under $250 thousand may also be reviewed individually if considered necessary by the board and management. A borrower`s risk rating may be downgraded at any point during the year if the creditworthiness of a borrower deteriorates. In addition, risk ratings are reviewed annually by a qualified independent third party.
The independent third party reviews all aggregate loan relationships of $300 thousand or greater along with a sampling of loan relationships under $300 thousand. Loans analyzed individually are ranked as follows:

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

Loans Graded 6 (`Special Mention`) have more than average risk, with identified potential weaknesses that deserve management`s close attention. Left uncorrected, the potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution`s credit position at some future date. In the case of a commercial borrower, for example, potential weaknesses could include adverse trends in the borrower`s operations or adverse economic or market conditions that could affect the borrower in the future.

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

Loans Graded 8 (`Doubtful`) have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, condition and values, highly questionable and improbable. The possibility of loss is extremely high, but because of factors that could work to the borrower`s advantage classification of the `doubtful` loan as `loss` is deferred.

Loans Graded 9 (`Loss`) are those considered uncollectible or portions of loans that are considered uncollectable. Loans in this category are charged-off by management.

If it is probable that the Bank will be unable to collect all principal and interest due on a commercial or non-homogenous loan then that loan is considered impaired. The measure of impairment is based on the present value of expected future cash flows discounted at the loan`s effective interest rate or the value of collateral less estimated costs to sell for collateral dependent loans, compared to the recorded investment in the loan (including accrued interest, net deferred loans fees or costs, and unamortized premium or discount). The Bank considers commercial or non-homogenous loans graded doubtful or loss to be impaired. Some loans graded substandard are considered impaired. Special mention and watch loans are not considered to be impaired. Impairment is evaluated in total for smaller-balance loans of similar type and purpose ~ such as residential mortgage and consumer, ~ and on an individual loan basis for other loans (other loans consists of loans to non-profit organizations and loans collateralized with cash). If a loan is impaired, a portion of the loan loss allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan`s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Increases in the allowance for loan losses are made by expensing a provision for loan losses. No specific provision for loan losses expense would result if an individually reviewed loan is graded higher than `watch`, but such loans are included in the pools of loans analyzed under ASC 450-10-05. Loans classified `special mention` or `substandard`, and smaller-balance loans classified `doubtful` are assigned a provision based upon a historical migration analysis performed on classified loans. The migration analysis identifies the percentage of classified loans by category that has historically been ultimately charged-off. The migration percentages are reviewed and adjusted by management to reflect various factors such as the growth and change in mix of the loan portfolio and the regulator`s guidelines. Loans ranked `loss` are charged off in their entirety because at that point the unconfirmed loss that the loan loss allowance is intended to approximate is considered to be confirmed.

As of December 31, 2010, 2009 and 2008 classified assets were as follows:

                                Classified assets at December 31,
                                2010                    2009                     2008
                                        Percent of               Percent of              Percent of
                                Amount  total loans     Amount   total loans     Amount  total loans
(Dollar amounts in thousands)
Classified Loans:
  Special mention              $ 2,667  1.4%            $ 2,841  1.4%            $ 3,294  1.8%
  Substandard                    9,878  5.1%             11,783  6.0%              3,874  2.1%
  Doubtful                           -  0.0%                  -  0.0%                  -  0.0%
  Loss                               -  0.0%                  -  0.0%                  -  0.0%
    Total classified loans      12,545  6.5%             14,624  7.4%              7,168  3.9%
Other real estate owned             58  0.0%                104  0.1%                354  0.2%
    Total classified assets    $12,603  6.5%            $14,728  7.5%            $ 7,522  4.1%


Total classified loans decreased from $14.6 million at December 31, 2009 to $12.5 million at December 31, 2010. The Bank`s classification ratio was 32.0% and 39.5% as of December 31, 2010 and December 31, 2009. The classification ratio is calculated using total adversely classified assets (excluding special mention loans) divided by Tier 1 capital plus allowance for loan losses.

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

Changes in the Allowance for Loan Losses and Classified Assets
An effective loan review function is vital to the establishment of an appropriate loan loss allowance. Loan officers and the Bank`s credit analysts are responsible for the assignment of risk ratings for loans reviewed individually. Each quarter, a committee consisting of the Bank`s Chief Financial Officer and Senior Credit Officer evaluates the loan loss allowance and reports the results of its evaluation to senior management and the Bank`s Board of Directors. The Bank may adjust its loan loss allowance methodology as well, making adjustments in its estimates and assumptions as necessary to account for variances of estimated loan losses from actual loan loss experience. The Bank`s determination about classification of its assets and the amount of its allowances is subject to review by the Office of the Comptroller of the Currency (OCC), which may order the establishment of additional loss allowances.

First National Bank`s allowance for loan losses decreased $321 thousand during the year to $2.6 million as of December 31, 2010. The allowance for loan losses to total loans was 1.34% at December 31, 2010. This is a decrease of 14 basis points when compared to December 31, 2009. The percentage of the allowance for loan losses to total loans was 1.48%
at December 31, 2009. Total nonperforming loans have decreased from $5.2 million as of December 31, 2009 to $4.9 million at December 31, 2010. In 2010, total classified loans decreased from $14.6 million to $12.5 million or 14.4%. The amount of allowance for loan losses specifically allocated to impaired loans decreased from $916 thousand at December 31, 2009 to $269 thousand at December 31, 2010. Management believes the allowance for loan losses is adequate as of December 31, 2010.

Loan review and monitoring is integral to effective credit administration and risk management. In order to minimize the credit risk inherent in the lending process, management and the Board of Directors has adopted a more formal and systematic approach with credit administration and loan review. As part of this systematic approach, a qualified independent third party was engaged to perform loan reviews in both 2010 and 2009. Management intends to continue this practice on an annual basis.

Loans deemed uncollectible are charged against the allowance for loan losses. After a loan is charged off, the Bank continues its efforts to recover the loss. Recoveries of previously charged-off amounts are credited to the allowance for loan losses.

The increase in charge-offs in 2010 relate primarily to two commercial loans totaling $1.7 million. The Bank recorded a $400 thousand partial charge-off of a $1.6 million commercial real estate loan in 2009. The Bank recorded a $676 thousand partial charge-off of a $1.7 million commercial real estate loan in 2008. Transactions in the allowance for loan losses are summarized in following table:


                                       Year ended December 31,
                                       2010            2009            2008            2007            2006
(Dollar amounts in thousands)
Balance, beginning of period           $2,906          $1,718          $2,028          $1,993          $1,903
Loans charged off:
Real estate:
 Commercial and land development          340               -             688               -              39
 One-to-four family                        82              38              16              12              42
 Home equity                               45              25               9               -               -
 Multifamily                                -               -               -               -               -
Real estate construction:
 Commercial and land development          272             400               -               -               -
 One-to-four family                         -               -               -               -               -
Commercial                              1,797               -              42              67              17
Consumer                                   40             195              69              72              43
Credit cards                                -               1              21               -              21
  Total loans charged off               2,576             659             845             151             162
Recoveries of loans
  previously charged off:
Real estate:
 Commercial and land development            -               -               5               -               -
 One-to-four family                         -               -              14               1              14
 Home equity                                2               2               2               -               -
 Multifamily                                -               -               -               -               -
Real estate construction:
 Commercial and land development            -               -               -               -              55
 One-to-four family                         -               -               -               -               -
Commercial                                  -               1              20               -               1
Consumer                                   24              15              11              37              16
Credit cards                                -               -               1               1               6
  Total recoveries                         26              18              53              39              92
Net loans charged off                  (2,550)           (641)           (792)           (112)            (70)
Provision charged to operations         2,229           1,829             482             147             160

Balance, end of period                 $2,585          $2,906          $1,718          $2,028          $1,993
Loans outstanding:
 Average                             $195,730        $184,965        $192,472        $187,888        $186,146
 End of period                        193,270         196,977         181,549         193,941         187,022
Ratio of allowance for loan
 losses to total loans
 outstanding at end of period            1.34%           1.48%           0.95%           1.05%           1.07%
Net charge offs to average loans         1.30%           0.35%           0.41%           0.06%           0.04%


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

                        Allocation of the allowance for loan losses at December 31,
                        2010                 2009                 2008                 2007                 2006
                        Amount  Percent(1)   Amount  Percent(1)   Amount  Percent(1)   Amount  Percent(1)   Amount  Percent(1)
(Dollar amounts in thousands)
Real estate:
 Commercial and
  land development      $1,019  30%          $1,142  28%          $  501  24%          $  779  24%          $  654  24%
 One-to-four family        510  24%             163  26%             283  30%             321  41%             150  45%
 Home equity               100  14%              73  13%              74  14%              86  11%              33  10%
 Multifamily               164   8%              29   5%              41   2%              20   3%               6   2%
Real estate
 construction:
 Commercial and
  land development         248   5%             424   6%              42   6%              16   2%               8   2%
 One-to-four family          1   0%               2   0%               4   1%              14   2%               3   1%
Commercial                 460  14%             929  16%             579  15%             552  10%           1,064  11%
Consumer:
 Auto:
  Direct                    13   1%              37   2%              43   2%              60   2%              32   3%
  Indirect                  35   3%             100   4%             147   6%              99   4%               8   1%
 Other                       5   1%               7   0%               4   0%               5   1%               4   1%
Credit cards                 -   0%               -   0%               -   0%              48   0%              31   0%
Unallocated                 30   0%               -   0%               -   0%              28   0%               -   0%
  Total                 $2,585 100%          $2,906 100%          $1,718 100%          $2,028 100%          $1,993 100%

(1) ~ Percent of loans in each category to total loans.


Management reviews nonperforming assets on a regular basis and assesses the requirement for specific reserves on those assets. Any loan past due 90 days or more and any loan on nonaccrual is considered to be a nonperforming asset. Any loan 90 days or more past due that is not both adequately collateralized and in a positive cash-flow position and any loan to a borrower experiencing serious financial deterioration may be placed on nonaccrual by the Senior Credit Officer with the concurrence of senior management. Interest received on nonaccrual loans ~ also referred to as nonperforming loans ~ is recorded as a reduction of principal. The table to follow summarizes nonperforming assets and other nonperforming assets by category.

                                        Problem assets at December 31,
                                        2010            2009            2008            2007            2006
(Dollar amounts in thousands)
Nonaccrual loans                        $  4,373        $  4,716        $  1,752        $  2,645        $  2,061
Past due 90 days or more
 and still accruing                          487             458             261             158             247
Restructured loans and leases(1)               -               -               -               -               -
  Total nonperforming loans                4,860           5,174           2,013           2,803           2,308
Other real estate owned                       58             104             354             194             103
  Total nonperforming assets            $  4,918        $  5,278        $  2,367        $  2,997        $  2,411
Loans outstanding, net                  $190,685        $194,071        $179,831        $191,488        $184,481
Nonperforming loans
 to total net loans                         2.55%           2.67%           1.12%           1.46%           1.25%
Nonperforming assets
  to total assets                           1.31%           1.43%           0.70%           0.98%           0.78%
Allowance for loan losses
  to total loans                            1.34%           1.48%           0.95%           1.05%           1.07%
Allowance for loan losses
  to nonperforming loans                   53.19%          56.17%          85.35%          72.35%          86.38%

(1) All restructured loans and leases as of the dates shown were on nonaccrual status and are included as nonaccrual loans and leases in this table.


Securities
Total securities increased $7.8 million or 6.0% at December 31, 2010 when compared to December 31, 2009. Securities are primarily comprised of mortgage-backed securities, municipal securities and securities issued by corporations. The Bank actively purchases bonds issued by local municipalities, school systems and other public entities when opportunities arise. Securities are classified either as held to maturity or as available for sale. The Bank does not hold any securities for trading purposes. If management has the intent and the Bank has the ability at the time of purchase to hold a security until maturity, the security is classified as held to maturity and it is reflected on the balance sheet at amortized cost. Securities to be held for indefinite periods and not intended to be held to maturity or on a long-term basis are classified as available for sale, and they are reflected on the balance sheet at their fair value. Management generally believes that all securities should be classified as available for sale but makes that determination at the time of purchase.
In order to more effectively manage securities and to be in a better position to react to market conditions, at December 31, 2010, all securities were classified as available for sale. At year-end 2010 and 2009 there was no single issuer of securities where the total book value of such securities exceeded 10% of shareholders` equity except for U.S. government and agency obligations.


The following table shows the amortized cost and estimated fair values of the corporation`s securities portfolio at the date indicated.

                                                        Gross           Gross
                                        Amortized       unrealized      unrealized      Fair
                                        cost            gains           losses          value
(Dollar amounts in thousands)
December 31, 2010
Available for sale:
U.S. Government and federal agency      $  2,954        $    21         $      -        $  2,975
State and municipal                       44,656            833             (484)         45,005
Corporate bonds and notes                  1,487             29                -           1,516
Mortgage-backed: residential              86,001          2,766             (240)         88,527
Equity securities                             23              -              (13)             10
  Total securities                      $135,121        $ 3,649         $   (737)       $138,033

December 31, 2009
Available for sale:
U.S. Government and federal agency      $    819        $     -         $      -        $    819
State and municipal                       28,019            763              (99)         28,683
Corporate bonds and notes                  7,640            137                -           7,777
Mortgage-backed: residential              89,972          3,058              (87)         92,943
Equity securities                             23              -               (4)             19
  Total securities                      $126,473        $ 3,958         $   (190)       $130,241

December 31, 2008
Available for sale:
State and municipal                     $ 16,173        $   234         $   (193)       $ 16,214
Corporate bonds and notes                  7,630              5             (453)          7,182
Mortgage-backed: residential             101,220          2,616                -         103,836
Equity securities                             23              -               (7)             16
  Total securities                      $125,046        $ 2,855         $   (653)       $127,248



The contractual maturity of securities available for sale at
December 31, 2010 is shown below.
                        One year        More than one   More than five  More than
                        or less         to five years   to ten years    ten years       Total securities

                        Carrying value  Carrying value  Carrying value  Carrying value  Carrying value     Fair
                        Average yield   Average yield   Average yield   Average yield   Average yield      value
(Dollar amounts in thousands)
U.S. Government and     $     -         $  2,200        $    754        $       -       $  2,954           $  2,975
  federal agency              -             2.48%           4.45%               -           2.99%

State and municipal       3,879            5,060          15,532           20,185         44,656             45,005
                           1.53%            3.63%           3.62%            3.59%          3.43%
Corporate bonds
  and notes               1,487               -                -                -          1,487              1,516
                           4.28%              -                -                -           4.28%
Mortgage-backed:
  residential                 -            5,883          53,256           28,862         86,001             88,527
                              -             2.01%           3.58%            4.02%          3.61%

Total                   $ 5,366         $ 13,143        $ 69,542         $ 47,047       $135,098           $138,023
                           2.29%            2.72%           3.60%            3.84%          3.55%


Restricted Equity Securities
As of December 31, 2010, the Bank held 24,855 shares of $100 par value Federal Home Loan Bank of Cincinnati stock, which are restricted-equity securities. FHLB stock represents an equity interest in the FHLB, but it does not have a readily determinable fair value. The stock can be sold at its par value only, and only to the FHLB or to another member institution. Member institutions are required to maintain a minimum stock investment in the FHLB, based on total assets, total mortgages, and total mortgage-backed securities.

Total Liabilities
Total liabilities increased by $3.8 million or 1.1% from 2009 to 2010. This increase is primarily a result of a $17.8 million increase in deposits, partially offset by a decrease of $12.0 million in Federal Home Loan Bank advances.

Deposits
Deposits increased during 2010 by $17.8 million or 6.1%. The increase is primarily attributed to a growth in interest-bearing demand deposits of $16.1 million or 13.7%. This increase was partially offset by a decrease in time deposits. Savings accounts increased by $3.4 million or 7.4% from the end of 2009 to the end of 2010. Time deposits decreased by $4.9 million or 6.8%. This decrease is a result of the success of our premium money market and interest-bearing checking accounts, and management`s decision to maintain a reasonable time deposit rate structure. Much of the increase in this category is attributed to the Bank`s success in marketing our `Platinum Checking` and `Reward Checking` accounts.


Maturity of time deposits of $100,000 or more at December 31, 2010
(Dollar amounts in thousands)

Time Remaining to maturity:                     Amount          Percent of Total
 Three months or less                           $  5,774         35.9%
 Over three through 12 months                      5,395         33.5%
 Over one year through 3 years                     1,590          9.9%
 Over 3 years                                      3,330         20.7%
  Total                                         $ 16,089        100.0%


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

The most liquid assets are cash and cash equivalents, which at year-end 2010 consisted of $12.8 million in cash and due from banks. At year-end 2009 cash and cash equivalents consisted of $8.1 million in cash and due from banks. Federal funds sold are overnight investments with correspondent banks, an investment and liquidity tool used to maximize earning assets. Securities classified as available for sale that are not pledged are another source of liquidity. We consider the Bank`s loans-to-deposits ratio to assess liquidity, seeking to cap the ratio of loans to deposits at 90%. The ratio of total loans to deposits at year-end 2010 was 62.5%. At the end of 2010 the fair value of securities available for sale was approximately $138.0 million, while the fair value of securities pledged was approximately $58.8 million, representing securities pledged to secure public deposits and repurchase agreements.

The Corporation`s operating activities, as described in the Consolidated Statements of Cash Flows in the attached consolidated financial statements, include net cash provided of $5.1 million in 2010, $1.4 million in 2009 and $2.3 million in 2008, generated principally from net income in those years. The Bank reported $11.9 and $12.5 million in originations and proceeds from sales of mortgage loans held for sale as operating activities in 2010.

The Corporation`s investing activities, as described in the Consolidated Statements of Cash Flows in the attached consolidated financial statements, consist primarily of loan originations and repayments, along with securities purchases, sales and maturities. The purchases of securities, offset by maturities, repayments and sales accounted for the use of $9.0 million. Proceeds from the maturities and repayments of time deposits with other financial institutions provided $8.9 million. Purchases of property and equipment, primarily related to our office rebranding project, were $4.2 million. In 2009, net cash used in investing activities was $33.6 million. The increase in loans over the year and the purchase of loans utilized $16.3 million of cash. Net cash used to purchase time deposits with other financial institutions was $13.6 million in 2009. Purchases of property and equipment, primarily related to our office rebranding project, were $3.4 million.

The Corporation`s financing activities, as described in the Consolidated Statements of Cash Flows in the attached consolidated financial statements, include the solicitation and repayment of customer deposits, borrowings and repayments, treasury stock activity, and the payment of dividends. In 2010, net cash provided by financing activities was $3.8 million. The increase in deposits over the year provided $17.8 million of cash. At December 31, 2010, the Bank had $15.0 million of borrowings outstanding with FHLB, maturing in the years 2011, 2012 and 2014. This amount represents a $12.0 million decrease from the $27.0 million that was owed at the end of 2009.

First National Bank has approximately $14.0 million available in short-term funding arrangements with its correspondent banks and the FHLB as of December 31, 2010. Additional information concerning
FHLB borrowings and bank obligations under repurchase agreements is contained in Notes 8 and 9 of the consolidated financial statements of National Bancshares Corporation. The outstanding balances and related information about short-term borrowings, which consists almost entirely of securities sold under agreements to repurchase are summarized as follows:

                                        Year ended December 31,
                                        2010            2009            2008
(Dollar amounts in thousands)
Balance at year-end                     $ 7,747         $ 6,105         $10,469
Average balance outstanding               8,032           7,442          10,134
Maximum month-end balance                12,083           8,965          11,136
Weighted-average rate at year-end          0.15%           0.25%           0.50%
Average rate during the year               0.15%           0.26%           1.42%


The Bank is subject to federal regulations imposing minimum capital requirements. Total risk-based capital, tier I risk-based capital, and tier I leverage capital ratios are monitored to assure compliance with regulatory capital requirements. At December 31, 2010, the Bank exceeded minimum risk-based and leverage capital ratio requirements. The Bank`s ratio of total capital to risk-based assets was 13.59% on December 31, 2010. The minimum required ratio to be considered adequately capitalized is 8%. Additional information concerning capital ratios at year-end 2010 and 2009 is contained in Note 14 of the consolidated financial statements.

Contractual Obligations
As discussed in the notes to National Bancshares Corporation`s consolidated financial statements, obligations exist to make payments under contracts, including borrowings. At December 31, 2010, the aggregate contractual obligations are outlined below:


                                Payment due by period
(Dollar amounts in thousands)

                                                One year        More than one     More than three    More than
Contractual Obligations         Total           or less         to three years    to five years      five years
Time deposits                   $ 67,908        $ 41,883        $ 13,809          $ 12,216           $      -
Deposits without a stated
 maturity                        241,226         241,226               -                 -                  -
Repurchase agreements with
 customers                         7,747           7,747               -                 -                  -
Long-term obligations             15,000           7,000           3,000             5,000                  -
Information system
  contract obligations             4,592           1,061           1,960             1,571                  -
Operating lease obligations          264              72              98                94                  -
  Total                         $336,737        $298,989        $ 18,867          $ 18,881           $      -


Off-Balance Sheet and Contingent Liabilities
Financial instruments, such as loan commitments, credit lines, and letters of credit are issued to satisfy customers` financing needs. Ordinarily having fixed expiration dates, these commitments are agreements to provide credit or to support the credit of others, as long as conditions established in the contracts are satisfied. Off-balance-sheet risk in the form of potential credit loss exists up to the face amount of these instruments, although we do not expect losses. Since these commitments are viewed as loans, the same credit policies used for loans are used to evaluate making the commitments. These funding commitments by expiration period were as follows at year-end 2010:


                                Expiration of funding commitments
                                One year        More than
                                or less         one year        Total
(Dollar amounts in thousands)
Unused loan commitments         $42,239         $25,046         $67,285
Commitment to make loans          1,658               -           1,658
Letters of credit                   398               -             398
  Total                         $44,295         $25,046         $69,341


Of the unused loan commitments, $11,622 are fixed-rate commitments and $55,663 are variable-rate commitments. Rates on unused fixed-rate loan commitments range from 3.38% to 21.90%. The funding commitments shown in the table above do not necessarily represent future cash requirements since experience demonstrates that a large percentage of funding commitments expire unused or partially used.

The Bank is required by regulations of the Federal Reserve Board to maintain cash reserves on hand or on deposit with the Federal Reserve Bank. Reserve requirements vary according to the amount of a Bank`s transaction accounts, checking accounts principally. First National Bank was required to maintain cash reserve balances with the Federal Reserve Bank of $100 thousand at year-end 2010 and $100 thousand at year-end 2009.

The Bank sells some of the loans it originates, particularly conventional fixed-rate residential mortgage loans. The loans are sold without recourse. The Bank has retained mortgage-servicing rights on approximately $22.1 million of residential mortgage loans sold.

Shareholders` Equity
The $78 thousand or 0.2% increase in shareholders` equity from year-end 2009 to year-end 2010 was caused by an increase in retained earnings of $619 thousand, partially offset by a $564 thousand decrease in accumulated other comprehensive income, which resulted from a decline in the fair value of securities available for sale. Accumulated other comprehensive income represents the unrealized appreciation or depreciation (net of taxes) in the fair value of securities available for sale. Interest rate volatility, economic and interest rate conditions could cause material fluctuations in accumulated other comprehensive income. The dividend payout ratio for 2010 was 53.28% versus 43.82% in 2009.

National Bancshares Corporation is dependent on the Bank for earnings and funds necessary to pay dividends, and the payment of dividends, by the Bank to National Bancshares Corporation, is subject to bank regulatory restrictions. According to the National Bank Act and Office of the Comptroller of the Currency (OCC) Rule 5.64, a national bank may never pay a cash dividend without advance OCC approval if the amount of the dividend exceeds retained net income for the year and for the two preceding years (after any required transfers to surplus). The Bank could, without prior approval, pay dividends to the holding company of approximately $3.1 million as of December 31, 2010.

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

Option risk is the risk that a change in prevailing interest rates will lead to an adverse impact on earnings or capital caused by changes in the timing of cash flows from investments, loans and deposits. Cash flows may be received earlier than expected as a result of the exercise of the option to prepay or withdraw early embedded in the financial contracts. The option a borrower has to prepay a loan is similar to the option a depositor has to make an early withdrawal from a deposit account. This form of embedded option gives the customer the opportunity to benefit when interest rates change in their favor and ordinarily occurs at the Bank`s expense in the form of higher interest expense or lower interest income. Residential mortgage loans tend to have higher option risk because of the borrower`s option to prepay the loan, primarily through refinancing when rates decline, and higher interest rate risk because of the longer term associated with residential mortgage loans. Option risk in the form of prepayments also affects the value of mortgage-backed securities.

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

Economic Value of Equity
The economic value of equity, (EVE), is the difference between the net present value of the assets and the net present value of liabilities.
EVE can be thought of as the liquidation value of the Bank on the date the calculation is made. Calculating EVE involves using a discount rate to calculate the net present value of assets and liabilities after making assumptions about the duration of assets and liabilities. As interest rates change, the discount rate changes and the change in interest rates effects the duration of assets and liabilities. If interest rates fall, for example, the duration of loans shortens since borrowers tend to prepay. Conversely the duration of loans increases if interest rates rise since borrowers are inclined to hold on to the favorable rate they were able to obtain in the lower interest rate environment.

The Board of Directors has established revised limits on a decline in the economic value of equity (EVE) and earnings at risk (EAR) given changes in interest rates. These limits are that EVE shall not decline by more than 10%, 20% and 30% given a 1%, 2% and 3% increase or decrease in interest rates respectively and that EAR shall not be greater than 8%, 16% or 24% given a 1%, 2% or 3% increase or decrease in interest rates respectively. The following illustrates our equity at risk in the economic value of equity model.


December 31, 2010
Basis Point Change in Rates     +300 bp     +200 bp     +100 bp     -100 bp     -200 bp     -300 bp
Increase (decrease) in EVE      (12.9)%     (6.8)%      (1.9)%      (4.3)%      nm          nm



December 31, 2009
Basis Point Change in Rates     +300 bp     +200 bp     +100 bp     -100 bp     -200 bp     -300 bp
Increase (decrease) in EVE      (13.4)%     (7.4)%      (2.3)%      (4.4)%      nm          nm


nm ~ not meaningful

The Bank is in compliance with the interest rate risk policy limits related to EVE as of December 31, 2010 and 2009.

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


December 31, 2010
Basis Point Change in Rates       +300 bp     +200 bp     +100 bp     -100 bp     -200 bp     -300 bp
Increase (decrease) in Earnings   (0.7)%      (0.4)%      (0.3)%      (1.4)%      nm          nm



December 31, 2009
Basis Point Change in Rates       +300 bp     +200 bp     +100 bp     -100 bp     -200 bp     -300 bp
Increase (decrease) in Earnings   (1.6)%      (1.1)%      (0.3)%      (0.1)%      nm          nm


nm ~ not meaningful

The Bank is in compliance with the interest rate risk policy limits related to EAR as of December 31, 2010 and 2009.

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


                                        Year ended December 31,
(Dollars amounts in thousands)
                                        2010                           2009                         2008
                                        Average              Yield/    Average             Yield/   Average             Yield/
                                        Balance   Interest   Cost      Balance   Interest  Cost     Balance   Interest  Cost
Assets
Interest earning assets:
  Securities:
    Taxable                             $ 99,508  $ 3,541    3.70%     $113,608  $ 5,397   4.88%    $ 79,522  $ 4,095   5.14%
    Nontaxable (1)                        35,072    1,839    5.43%       20,557    1,226   6.09%      16,491      991   6.07%
  Federal funds sold                           -        -       -         6,063       12   0.20%       3,353       63   1.88%
  Interest bearing deposits               25,704      210    0.82%        1,906       25   1.31%       1,019       18   1.77%
  Net loans (including
    nonaccrual loans)                    192,836   10,536    5.46%      183,001   10,222   5.59%     192,472   12,241   6.36%
Total interest-earning assets            353,120   16,126    4.57%      325,135   16,882   5.19%     292,857   17,408   5.94%
All other assets                          27,689                         27,502                       22,059
  Total assets                          $308,809                       $352,637                     $314,916
Liabilities and
Shareholder`s Equity
Interest-bearing liabilities:
  Deposits:
    Interest-bearing checking           $123,993      683    0.55%     $109,400    1,026   0.94%    $ 73,243    1,342   1.83%
    Savings                               48,721       62    0.13%       48,198      123   0.26%      51,963      291   0.56%
    Time, $100,000 and over               18,962      357    1.88%       13,901      340   2.45%      13,197      497   3.77%
    Time, other                           55,742    1,086    1.95%       58,822    1,627   2.77%      65,248    2,527   3.87%
  Other funds purchased                   33,767    1,031    3.05%       34,166    1,121   3.28%      31,138    1,128   3.62%
Total interest-bearing liabilities       281,185    3,219    1.14%      264,487    4,237   1.60%     234,789    5,785   2.46%
Demand deposits                           56,657                         46,265                       42,004
Other liabilities                          3,345                          3,662                        2,741
Shareholders` equity                      39,622                         38,223                       35,382
  Total liabilities and
    shareholders` equity                $380,809                       $352,637                     $314,916
Net interest income (1)                           $12,907                        $12,645                      $11,623
Interest rate spread (2)                                     3.43%                         3.59%                        3.48%
Net yield on interest-
  earning assets (3)                                         3.66%                         3.89%                        3.97%
Ratio of average interest-
  earning assets to average
  interest-bearing liabilities                             125.58%                       122.93%                      124.73%

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

                                        2010 over 2009                  2009 over 2008
(Dollar amounts in thousands)
                                        Volume   Rate      Net change    Volume   Rate      Net change
Interest Income
Securities:
  Taxable                               $ (658)  $(1,198)  $(1,856)      $ 1,516   $  (214)  $ 1,302
  Nontaxable                               722      (109)      613           221        14       235
  (tax-equivalent basis)
Federal funds sold                         (12)        -       (12)            5       (56)      (51)
Interest bearing deposits                  194        (9)      185            12        (5)        7
Loans (including
  nonaccrual loans)                        537      (223)      314          (529)   (1,490)   (2,019)
  Total interest income
  (tax-equivalent basis)                $  783   $(1,539)  $  (756)      $ 1,225   $(1,751)  $  (526)
Interest Expense
Deposits
  Interest bearing checking             $   80   $  (423)  $  (343)      $   339   $  (655)  $  (316)
  Savings                                    1       (62)      (61)          (10)     (158)     (168)
  Time, $100,000 and over                   95       (78)       17            17      (174)     (157)
  Time, other                              (60)     (481)     (541)         (178)     (722)     (900)
Other funds purchased                      (12)      (78)      (90)           99      (106)       (7)
  Total interest expense                $  104   $(1,122)  $(1,018)      $   267   $(1,815)  $(1,548)
Change in net
  interest income
(tax-equivalent basis)*                 $  679   $  (417)  $   262       $   958   $    64   $ 1,022

*Tax equivalence based on highest statutory tax rates of 34%.


2010 versus 2009
During 2010, net income decreased $284 thousand or 17.6% to $1.3 million. Accordingly, basic and diluted earnings per share decreased from $0.73 per share in 2009 to $0.60 per share in 2010. Earnings for 2010 were negatively impacted by an increase in the provision for loan loss and noninterest expense, partially offset by an increase in noninterest income and a decrease in income tax expense. Returns on average equity and average assets for the year ending December 31, 2010, were 3.34% and 0.35%, respectively, compared to 4.21% and 0.46% for the year ending December 31, 2009.

Total interest and dividend income decreased $964 thousand or 5.9% in 2010. Interest and fees on loans increased $314 thousand or 3.1%, due to an increase in the average balance of loans in 2010, offset by a decrease in the yield on loans. Securities interest and dividend income decreased $1.5 million or 23.4% over 2009. Much of this decrease is attributable to a lower yield on securities.

Interest expense decreased by $1.0 million or 24.0% during 2010, as the Bank`s deposits and short-term borrowings were affected by the falling interest rate environment. The cost of interest-bearing liabilities fell from 1.60% in 2009 to 1.14% in 2010. Most of the growth in interest-bearing liabilities occurred in interest-bearing demand deposit accounts. The cost of interest-bearing demand deposits is relatively low compared to other interest-bearing liabilities. Interest expense on deposits decreased $928 thousand or 29.8% in 2010. Federal Home Loan Bank advances interest expense decreased $92 thousand or 8.6% as the amount of advances decreased from $27 million to $15 million during 2010.

The provision for loan losses was $2.2 million in 2010, compared to $1.8 million in 2009. The allowance for loan losses and the related provision for loan losses is based on management`s judgment and evaluation of the loan portfolio. Net charge-offs were $2.6 million for 2010, compared to $641 thousand for 2009. The increase in charge-offs in 2010 relate primarily to two commercial loans totaling $1.7 million. One of the aforementioned loans was graded substandard and considered impaired as of December 31, 2009. Management allocated $500 thousand for the loan as of December 31, 2009. The allowance as a percentage of loans decreased from 1.48% at December 31, 2009 to 1.34% at December 31, 2010. Classified loans have decreased from $14.6 million as of December 31, 2009 to $12.5 million as of December 31, 2010. Total nonperforming loans have decreased from $5.2 million as of December 31, 2009 to $4.9 million as of December 31, 2010. Management believes the current allowance for loan losses is adequate, however changing economic and other conditions may require future adjustments to the allowance for loan losses.

Noninterest income increased $218 thousand or 7.3% during 2010. The change is primarily related to an increase in Visa check card interchange fees and a reduction in the loss on sales of other real estate owned, partially offset by a decline in net gains recorded on the sale of investments.

Noninterest expense was $11.8 million for the year ended December 31, 2010 compared to $11.4 million for 2009, an increase of 4.2%. Salaries and employee benefits, data processing, occupancy expense and professional and consulting fees were slightly higher in 2010, compared to 2009 levels. Professional and consulting fees, which includes legal fees, increased $103 thousand in 2010, compared to 2009. Legal fees were higher in 2010 due to the cost of managing and resolving problem assets. The amortization of intangibles decreased $135 thousand in 2010, compared to 2009, due to the branch acquisition and customer relationship intangibles becoming fully amortized in 2009.

Income tax expense was $71 thousand for the year ended December 31, 2010, representing a decrease of $327 thousand or 82.2% compared to 2009. The change is primarily related to a decrease in income before income taxes and an increase in interest income from nontaxable securities.

2009 versus 2008
During 2009, net income decreased $585 thousand or 26.7% to $1.6 million. Accordingly, basic and diluted earnings per share decreased from $1.00 per share in 2008 to $0.73 per share in 2009. Earnings for 2009 were negatively impacted by a $1.3 million increase in the provision for loan loss and a $570 increase in FDIC insurance expense, partially offset by an increase in net interest income of $942 thousand. Returns on average equity and average assets for the year ending December 31, 2009, were 4.21% and 0.46%, respectively, compared to 6.20% and 0.70% for the year ending December 31, 2008.

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

Allowance for Loan Losses
An allowance for loan losses recorded under generally accepted accounting principles is a valuation allowance for probable incurred credit losses, based on current information and events, increased by the provision for loan losses and decreased by charge-offs less recoveries. The amount of the allowance is a product of management`s judgment and it is inevitably imprecise. Estimating the allowance requires significant judgment and the use of estimates related to many factors, including the amount and timing of future cash flows on problem loans, estimated losses on pools of loans based on historical loss experience, and consideration of current economic trends and conditions, all of which are susceptible to significant change. Although management believes that the allowance for loan losses was adequate at December 31, 2010, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy and employment could result in increased levels of non-performing assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a bank`s loan loss allowance. The Office of the Comptroller of the Currency (OCC) could require the recognition of additions to the loan loss allowance based on the OCC`s judgment of information available to it at the time of its examination of First National Bank.

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

The Corporation performed a goodwill impairment analysis as of September 30, 2010. The fair value of the single reporting unit was determined to be greater than the carrying value. The fair value was determined by using estimated sales price multiples based on recent observable market transactions.

New Accounting Pronouncements
See Note 1 of the consolidated financial statements for details on new accounting pronouncements.

CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009
(Dollar amounts in thousands, except per share data)

                                                     2010               2009
ASSETS
Cash and due from banks                              $ 12,837           $  8,124
Time deposits with other financial institutions         5,697             13,580
Securities available for sale                         138,033            130,241
Restricted equity securities                            3,219              3,218
Loans held for sale                                         -                316
Loans, net of allowance for loan losses:
  2010 ~ $2,585
  2009 ~ $2,906                                       190,685            194,071
Premises and equipment, net                            12,526              9,033
Goodwill                                                4,723              4,723
Identified intangible assets                              107                197
Accrued interest receivable                             1,270              1,334
Bank owned life insurance                               2,862              2,771
Other assets                                            2,137              2,620

                                                     $374,096           $370,228

LIABILITIES AND SHAREHOLDERS` EQUITY
Liabilities
Deposits
  Non-interest bearing                               $ 57,435           $ 54,290
  Interest bearing                                    251,699            237,083
    Total deposits                                    309,134            291,373
Repurchase agreements                                   7,747              6,105
Federal funds purchased                                     -              3,300
Federal Reserve note account                              724                315
Federal Home Loan Bank advances                        15,000             27,000
Accrued interest payable                                  312                408
Accrued expenses and other liabilities                  2,198              2,824
  Total liabilities                                   335,115            331,325

Commitments and contingent liabilities

Shareholders` equity
Common stock, no par value; 6,000,000
 shares authorized;
 2,289,528 shares issued                               11,447             11,447
Additional paid-in capital                              4,775              4,752
Retained earnings                                      22,475             21,856
Treasury stock, at cost (83,555 shares)                (1,639)            (1,639)
Accumulated other comprehensive income (loss)           1,923              2,487
Total shareholders` equity                             38,981             38,903

                                                     $374,096           $370,228

see accompanying notes.


CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)

                                                2010            2009            2008
Interest and dividend income
  Loans, including fees                         $ 10,536        $ 10,222        $ 12,241
  Securities:
    Taxable                                        3,541           5,397           4,095
    Nontaxable                                     1,214             809             654
  Federal funds sold and other                       210              37              81
    Total interest and dividend income            15,501          16,465          17,071

Interest expense
  Deposits                                         2,188           3,116           4,657
  Short-term borrowings                               47              45             164
  Federal Home Loan Bank advances                    984           1,076             964
    Total interest expense                         3,219           4,237           5,785

Net interest income                               12,282          12,228          11,286

Provision for loan losses                          2,229           1,829             482

Net interest income after provision for
 loan losses                                      10,053          10,399          10,804

Noninterest income
  Checking account fees                            1,125           1,070           1,218
  Visa check card interchange fees                   442             353             326
  Deposit and miscellaneous service fees             338             280             312
  Mortgage banking activities                        285             310             126
  Gain on sale of credit card portfolio                -               -             435
  Loss on sales of other real estate owned           (24)           (112)            (15)
  Securities gains (losses), net                     661             770            (344)
  Other                                              363             301             275
Total noninterest income                           3,190           2,972           2,333

Noninterest expense
  Salaries and employee benefits                   5,550           5,279           5,118
  Data processing                                  1,033             909             947
  Net occupancy                                    1,231           1,056             915
  FDIC assessment                                    520             605              35
  Professional and consulting fees                   685             582             431
  Franchise tax                                      348             327             326
  Maintenance and repairs                            203             187             212
  Amortization of intangibles                         90             225             232
  Telephone                                          237             216             194
  Marketing                                          240             233             144
  Director fees and pension                          291             224             312
  Software license and maintenance fees              202             189             134
  Postage and supplies                               295             304             360
  Other                                              922           1,028             813
Total noninterest expense                         11,847          11,364          10,173

Income before income taxes                         1,396           2,007           2,964

Income tax expense                                    71             398             770

Net income                                      $  1,325        $  1,609        $  2,194

Weighted average common shares outstanding     2,205,973       2,202,457       2,203,218
Basic and diluted earnings per common share    $    0.60       $    0.73       $    1.00

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS` EQUITY
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)
                                                                                                    Accumulated
                                                               Additional                           Other          Total
                                                  Common       Paid-In      Retained     Treasury   Comprehensive  Shareholders`
                                                  Stock        Capital      Earnings     Stock      Income(Loss)   Equity
Balance at January 1, 2008                        $11,447      $ 4,690      $20,182      $(1,623)   $   295        $34,991

Comprehensive income:
  Net income                                                                  2,194                                  2,194
  Other comprehensive income (loss), net of tax                                                       1,158          1,158
    Total comprehensive income                                                                                       3,352

Cash dividends declared ($.64 per share)                                     (1,404)                                (1,404)
Purchase of 5,017 common stock                                                               (86)                      (86)
Compensation expense under stock-based
 compensation plans                                                 28                                                  28

Balance at December 31, 2008                       11,447        4,718       20,972       (1,709)     1,453         36,881

Comprehensive income:
  Net income                                                                  1,609                                  1,609
  Other comprehensive income (loss), net of tax                                                       1,034          1,034
    Total comprehensive income                                                                                       2,643

Cash dividends declared ($.32 per share)                                       (705)                                  (705)
Stock awards issued from Treasury Shares
 (3,605) shares                                                                 (20)          70                        50
Compensation expense under stock-based
 compensation plans                                                 34                                                  34

Balance at December 31, 2009                       11,447        4,752       21,856       (1,639)     2,487         38,903

Comprehensive income
  Net income                                                                  1,325                                  1,325
  Other comprehensive income (loss), net of tax                                                        (564)          (564)
    Total comprehensive income                                                                                         761

Cash dividends declared ($.32 per share)                                       (706)                                  (706)
Compensation expense under stock-based
 compensation plans                                                 23                                                  23

Balance at December 31, 2010                      $11,447      $ 4,775       $22,475      $(1,639)   $ 1,923       $38,981


See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands except per share data)

                                                                2010            2009            2008
Cash flows from operating activities
  Net income                                                    $  1,325        $  1,609        $  2,194
  Adjustments to reconcile net income
    to net cash from operating activities
    Provision for loan losses                                      2,229           1,829             482
    Deferred income taxes                                             95            (382)             40
    Depreciation, amortization and accretion                       1,876             877             271
    Earnings on Bank owned life insurance                            (91)            (94)            (90)
    Restricted equity securities dividends                            (1)             (1)            (96)
    Origination of mortgage loans held for sale                  (11,889)        (16,751)         (7,080)
    Proceeds from sales of mortgage loans held
      for sale                                                    12,490          16,745           7,187
    Gain on sale of loans                                           (285)           (310)           (114)
    Net security (gains) losses                                     (661)           (770)           (100)
    Securities impairment loss recognized in earnings                  -               -             444
    Gain on sale of credit card portfolio                              -               -            (435)
    Loss on sale/write-down of other real estate owned                24             112              24
    Compensation expense under stock-based
      compensation plans                                              23              84              28
    Change in other assets and liabilities                           (68)         (1,503)           (498)
      Net cash from operating activitiess                          5,067           1,445           2,257

Cash flows from investing activities
  Purchases of time deposits with other financial
    institutions                                                    (984)        (13,580)              -
  Proceeds from time deposits with other financial
    institutions                                                   8,867               -               -
  Securities available for sale
    Proceeds from maturities and repayments                       38,526          36,757          28,426
    Proceeds from sales                                           18,775          23,084          25,417
    Purchases                                                    (66,312)        (60,353)        (74,179)
  Purchases of property and equipment                             (4,241)         (3,437)         (1,462)
  Proceeds from sale of credit card portfolio                          -               -           1,871
  Proceeds from sale of property and equipment                         -               -              13
  Proceeds from sale of other real estate owned                      113             191             179
  Proceeds from the sale of an impaired loan                         930               -               -
  Purchase of loans                                               (1,184)         (1,151)         (6,130)
  Net change in loans to customers                                 1,350         (15,118)         (5,210)
    Net cash from investing activities                            (4,160)        (33,607)        (31,075)

Cash flows from financing activities
  Net change in deposits                                          17,761          27,731          21,119
  Net change in short-term borrowings                             (1,249)         (3,565)          3,911
  Proceeds from Federal Home Loan Bank advances                        -          10,000           4,000
  Repayments Federal Home Loan Bank advances                     (12,000)         (4,000)              -
  Dividends paid                                                    (706)           (881)         (1,410)
  Purchase of common stock                                             -               -             (86)
    Net cash from financing activities                             3,806          29,285          27,534

  Net change in cash and cash equivalents                          4,713          (2,877)         (1,284)
  Beginning cash and cash equivalents                              8,124          11,001          12,285
  Ending cash and cash equivalents                              $ 12,837        $  8,124        $ 11,001

  Supplemental cash flow information:
    Interest paid                                               $  3,315        $  4,519        $  6,070
    Income taxes paid                                                537             400             970
  Supplemental noncash disclosures:
    Transfer from loans to securities available for sale        $      -        $      -        $ 20,810
    Transfer from loans to other real estate owned                    91              54             354


See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)

NOTE 1 ~ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include National Bancshares Corporation and its wholly-owned subsidiaries, First National Bank, Orrville, Ohio (Bank) and NBOH Properties, LLC, together referred to as `the Corporation.`
NBOH Properties, LLC owns a multi-tenant commercial building in Fairlawn, Ohio. A portion of this building is utilized as our Fairlawn banking office. This activity is not considered material for segment reporting purposes. The Bank has a minority interest in First Kropf Title, LLC, which is immaterial to the consolidated financial statements. Intercompany transactions and balances are eliminated in consolidation.

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

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, fair values of financial instruments and carrying value of intangible assets are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, deposits with other banks with original maturities under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits with other banks, repurchase agreements and other short-term borrowings.

Time Deposits with Other Financial Institutions: Interest-bearing deposits in other financial institutions mature within eight months and are carried at cost.

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

Management evaluates securities for other than temporary impairment (`OTTI`) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands except per share data)


NOTE 1 ~ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

recognized in the income statement and 2) other-than-temporary impairment
(OTTI) related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of other-than-temporary impairment is recognized through earnings.

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

Concentration of Credit Risk: Most of the Corporation`s business activity is with customers located within Wayne, Stark, Summit, Holmes and Medina Counties. Therefore, the Corporation`s exposure to credit risk is significantly affected by changes in the economy in these counties.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)

NOTE 1 ~ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower`s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Commercial and commercial real estate loans over $250 thousand or to borrowers whose aggregate total borrowing exceeds $250 thousand, except for first and second mortgage loans on a borrower`s personal residence are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan`s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan`s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Corporation determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Corporation over the most recent 5 years. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. The following portfolio segments have been identified: commercial loans, commercial real estate loans, residential real estate loans, home equity loans and consumer loans.

The majority of the Corporation`s loan portfolio is residential real estate, home equity and consumer loans made to individuals in the Corporation`s market area. These loans are largely secured by underlying real estate or consumer collateral. Repayment of these loans is dependent on general economic conditions and unemployment levels in the Corporation`s market area.

Commercial and commercial real estate loans primarily consist of income producing real estate and related business assets. Repayment of these loans depends, to a large degree, on the results of operations, cash flow and management of the related businesses. These loans may be affected to a greater extent by adverse commerce conditions or the economy in general, including today`s economic recession. Accordingly, the nature of these loans makes them more difficult for management to monitor and evaluate.

The historic loss ratio for each class of loans is based on the loss experience for loans in that group. In 2010, the historic loss ratio for each class was changed from a twelve quarter moving average to a blended rate of the twelve quarter moving average and the twenty quarter moving average. The change was made to enhance the time frame over which we evaluate loss experience and emphasize the most recent loss experience.

Servicing Rights: When mortgage loans are sold, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. The Corporation compares the valuation model inputs and results to published industry data in order to validate the model results and assumptions. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)


NOTE 1 ~ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

At December 31, 2010 and 2009, the servicing assets of the Corporation totaled $76 and $115, respectively, and are included with other assets on the consolidated balance sheets. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Servicing assets are evaluated for impairment based upon the fair value of the assets compared to carrying amount. Any impairment is reported as a valuation allowance, to the extent that fair value is less than the capitalized amount for a grouping.

Servicing fee income is recorded when earned for servicing loans based on a contractual percentage of the outstanding principal or a fixed amount per loan. The amortization of mortgage servicing rights is netted against loan servicing fee income. Late fees and ancillary fees related to loan servicing are not material.

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

Goodwill and Other Intangible Assets: Goodwill resulting from business combinations prior to January 1, 2009 represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill resulting from business combinations after January 1, 2009, is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. The Corporation has selected September 30th as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset on the Corporation`s balance sheet with an indefinite life.

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

Benefit Plans: Retirement plan expense is the amount of discretionary contributions to the Corporation`s 401(k) plan as determined by Board decision. Director retirement plan expense allocates the benefits over the estimated years of service.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)


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

Earnings Per Common Share: Earnings per common share is net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential common shares issuable under stock options. 89,000, 53,000 and 58,000 stock options were not considered in computing diluted earnings per common share for 2010, 2009 and 2008 because they were antidilutive.

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

Restrictions on Cash: Cash on hand or on deposit with the Federal
Reserve Bank of $100 was required to meet regulatory reserve and clearing requirements at year-end 2010 and 2009. These balances do not earn interest.

Dividend Restriction: Banking regulations require maintaining certain capital levels and limit the dividends paid by the Bank to the holding company or by the holding company to shareholders. Dividends paid by the Bank to the holding company are the primary source of funds for dividends by the holding company to its shareholders.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassification had no affect on prior year net income or shareholder`s equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)


Adoption of New Accounting Standards: On July 21, 2010, the FASB issued ASU No. 2010-20, `Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses,` which requires significant new disclosures about the allowance for credit losses and the credit quality of financing receivables. The requirements are intended to enhance transparency regarding credit losses and the credit quality of loan and lease receivables. Under this statement, allowance for credit losses and fair value are to be disclosed by portfolio segment, while credit quality information, impaired financing receivables and nonaccrual status are to be presented by class of financing receivable. The disclosures are to be presented at the level of disaggregation that management uses when assessing and monitoring the portfolio`s risk and performance. This ASU is effective for interim and annual reporting periods after December 15, 2010. See Note 3 ~ Loans.

NOTE 2 ~ SECURITIES

The amortized cost, fair value and the related gross unrealized gains and losses of available for sale securities recognized in accumulated other comprehensive income (loss) were as follows:

                                                                Gross           Gross
                                                Amortized       Unrealized      Unrealized      Fair
                                                Cost            Gains           Losses          Value
2010
  U.S. Treasury and federal agency              $  2,954        $     21        $     -         $  2,975
  State and municipal                             44,656             833           (484)          45,005
  Corporate bond and notes                         1,487              29              -            1,516
  Mortgage backed: residential                    86,001           2,766           (240)          88,527
  Equity securities                                   23               -            (13)              10
    Total debt securities                       $135,121        $  3,649        $  (737)        $138,033




                                                                Gross           Gross
                                                Amortized       Unrealized      Unrealized      Fair
                                                Cost            Gains           Losses          Value
2009
  U.S. Treasury and federal agency              $    819        $      -        $     -         $    819
  State and municipal                             28,019             763            (99)          28,683
  Corporate bond and notes                         7,640             137              -            7,777
  Mortgage backed: residential                    89,972           3,058            (87)          92,943
  Equity securities                                   23               -             (4)              19
    Total debt securities                       $126,473        $  3,958        $  (190)        $130,241



Sales of available for sale securities were as follows:
                                                2010            2009            2008
  Proceeds                                      $ 18,775        $ 23,084        $ 25,471
  Gross gains                                        679             949             330
  Gross losses                                       (26)           (179)           (230)
  Gross gains from calls                               8               -               -
Other than temporary impairment loss                   -               -            (444)


The tax provision (benefit) related to these net realized gains and losses was $225, $262 and $(34), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)

NOTE 2 ~ SECURITIES (Continued)


The amortized cost and fair value of securities at year-end 2010 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage backed securities and equity securities, are shown separately.

                                            Amortized
                                            Cost           Fair Value
  Due in one year or less                   $  5,366       $  5,392
  Due from one to five years                   7,260          7,493
  Due from five to ten years                  16,286         16,768
  Due after ten years                         20,185         19,843
  Mortgage-backed: residential                86,001         88,527
  Equity securities                               23             10
                                            $135,121       $138,033


Securities pledged at year-end 2010 and 2009 had a fair value of $58,827 and $45,882 and were pledged to secure public deposits and repurchase agreements.

At year-end 2010 and 2009, there were no holdings of securities of any one issuer, other than the U.S. Government, and its agencies and corporations, in an amount greater than 10% of shareholders` equity.

All mortgage-backed securities are issued by the United States government or any agency or corporation thereof as of December 31, 2010.

Securities with unrealized losses at year-end 2010 and 2009, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:


Securities with unrealized losses at year-end 2010 and 2009, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

                                        Less Than 12 Months     12 Months or More       Total
                                        Fair       Unrealized   Fair       Unrealized   Fair      Unrealized
2010                                    Value      Loss         Value      Loss         Value     Loss
State and municipal                     $18,125    $  (484)     $     -    $     -     $18,125    $   (99)
Mortgage-backed: residential             17,067       (240)           -          -      17,067       (240)
Equity securities                             -          -           10        (13)         10        (13)
  Total temporarily impaired            $35,192    $  (724)     $    10    $   (13)    $35,202    $  (737)





                                        Less Than 12 Months     12 Months or More       Total
                                        Fair       Unrealized   Fair       Unrealized   Fair      Unrealized
2009                                    Value      Loss         Value      Loss         Value     Loss
State and municipal                     $ 4,375    $   (60)     $   455    $   (39)     $ 4,830   $   (99)
Corporate bonds and notes                11,761        (87)           -          -       11,761       (87)
Equity securities                            19         (4)           -          -           19        (4)
  Total temporarily impaired            $16,155    $  (151)     $   455    $   (39)     $16,610   $  (190)


Unrealized losses have not been recognized into income because the securities are of high credit quality, management does not intend to sell and it is likely that management will not be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in market interest rates or normally expected market pricing fluctuations. The fair value of debt securities is expected to recover as the securities approach their maturity date.

National Bancshares Corporation purchased $467 of FHLMC preferred stock in the first quarter of 2008. During 2008, management determined this preferred stock was other than temporarily impaired and recorded $444 of other than temporary impairment write-downs. The loss has been recorded in Securities gains (losses), net in the Consolidated Statements of Income. The fair value of these securities at December 31, 2010 and 2009 was $10 and $19 compared to an adjusted cost basis of $23.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)

NOTE 3 ~ LOANS

Loans at year-end were as follows:
                                                2010            2009
Real estate:
  Commercial and land development               $ 58,047        $ 54,787
  One-to-four family                              47,204          50,390
  Home equity                                     27,766          26,526
  Multifamily                                     14,397          10,353
Real estate construction:
  Commercial and land development                  9,942          11,797
  One-to-four family                                 301             598
Commercial                                        26,158          30,621
Consumer:
  Auto:
    Direct                                         2,474           3,148
    Indirect                                       6,401           8,605
  Other                                              989             590
                                                 193,679         197,415
Unearned and deferred income                        (409)           (438)
Allowance for loan losses                         (2,585)         (2,906)
                                                $190,685        $194,071


Activity in the allowance for loan losses was as follows:

                                        2010            2009            2008
  Beginning balance                     $ 2,906         $ 1,718         $ 2,028
  Provision for loan losses               2,229           1,829             482
  Loans charged-off                      (2,576)           (659)           (845)
  Recoveries                                 26              18              53
    Ending balance                      $ 2,585         $ 2,906         $ 1,718


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)

NOTE 3 ~ LOANS (Continued)

The recorded investment in loans includes the principal balance outstanding, net of unearned and deferred income and including accrued interest receivable. The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2010:


                                                           Commercial   Residential  Home
                                               Commercial  Real Estate  Real Estate  Equity     Consumer   Unallocated  Total
Allowance for loan losses:
  Ending allowance balance
   attributable to loans:
    Individually evaluated for
     impairment                                $      -    $     30     $    239     $      -   $      -   $      -     $    269
    Collectively evaluated for
     impairment                                     460       1,237          436          100         53         30        2,316

    Total ending allowance balance             $    460    $  1,267     $    675     $    100   $     53   $     30     $  2,585

Recorded investment in loans:
  Loans individually evaluated
   for impairment                              $    662    $  2,881     $  1,149     $      -   $      -   $      -     $  4,692
  Loans collectively evaluated
   for impairment                                25,539      65,035       60,609       27,914     10,049          -      189,146

    Total ending loans balance                 $ 26,201    $ 67,916     $ 61,758     $ 27,914   $ 10,049   $      -     $193,838


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)

NOTE 3 ~ LOANS (Continued)


Individually impaired loans were as follows:
                                                        2010            2009
  Year-end loans with no allocated allowance
    for loan losses                                     $  3,298        $  2,069
  Year-end loans with allocated allowance
    for loan losses                                        1,394           3,692
  Amount of the allowance for loan losses                    269             916
    allocated



                                                        2010            2009            2008
  Average of individually impaired
    loans during year                                   $  3,888        $  2,897        $  1,846


The following table presents loans individually evaluated for impairment by class of loans asof December 31, 2010:
                                                        Unpaid                          Allowance for
                                                        Principal       Recorded        Loan Losses
                                                        Balance         Investment      Allocated

With no related allowance recorded:
  Real estate:
    Commercial and land development                     $  1,258        $  1,256        $      -
    One-to-four family                                        52              52               -
  Real estate construction:
    One-to-four family                                     1,326           1,325               -
  Commercial                                                 662             662               -
With an allowance recorded:
  Real estate:
    Commercial and land development                           99              99              10
    One-to-four family                                     1,097           1,097             239
    Multifamily                                                -               -               -
  Real estate construction:
    Commercial and land development                          198             198              20

                                                        $  4,692        $  4,694        $    269


Nonaccrual loans and loans past due 90 days still on accrual were as follows:
                                                        2010            2009

Loans past due over 90 days still on accrual            $    487        $    458
Nonaccrual loans                                           4,373           4,716


Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)

NOTE 3 ~ LOANS (Continued)


The following table presents the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans as of
December 31, 2010:
                                                                        Loans Past
                                                                        Due Over 90
                                                                        Days Still
                                                        Nonaccrual      Accruing
Real estate:
  Commercial and land development                       $  1,358        $      -
  One-to-four family                                         448             360
  Home equity                                                382             116
Real estate construction:
  Commercial and land development                          1,524               -
Commercial                                                   661               -
Consumer:
  Auto:
    Indirect                                                   -              11
                                                        $  4,373        $    487


The following table presents the aging of the recorded investment in past due loans as of December 31, 2010 by class of loans:
                                               30 - 59      60 - 89      Greater Than
                                               Days         Days         90 Days        Total      Loans Not
                                               Past Due(1)  Past Due(2)  Past Due(3)    Past Due   Past Due(4)   Total
Real estate:
  Commercial and land development              $      -     $    165     $  1,076       $  1,241   $ 56,806      $ 58,047
  One-to-four family                                769          167          784          1,720     45,484        47,204
  Home equity                                         2           45          498            545     27,221        27,766
  Multifamily                                         -            -            -              -     14,397        14,397
Real estate construction:
  Commercial and land development                   930          396          198          1,524      8,418         9,942
  One-to-four family                                  -            -            -              -        301           301
Commercial                                            -           22          661            683     25,475        26,158
Consumer:
  Auto:
    Direct                                           22            -            -             22      2,452         2,474
    Indirect                                         52            -           11             63      6,338         6,401
  Other                                               9            -            -              9        980           989
                                               $  1,784     $    795     $  3,228       $  5,807   $187,872      $193,679

(1)  Includes $854 thousand of loans on nonaccrual status.
(2)  Includes $399 thousand of loans on nonaccrual status.
(3) All loans are nonaccrual status except for $487 thousand of loans past due over 90 days still on accrual.
(4)  Includes $379 thousand of loans on nonaccrual status.

Troubled Debt Restructuring: The Company has $1,876 of loans individually evaluated for impairment whose loan terms have been modified in troubled debt restructurings as of December 31, 2010. No specific reserve has been allocated for these loans. The Company has not committed to lend any additional amounts as of December 31, 2010 to customers with outstanding loans that are classified as troubled debt restructurings. There were no loans whose terms have been modified in troubled debt restructurings as of December 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)

NOTE 3 ~ LOANS (Continued)

Credit Quality Indicators: The Corporation categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends and other information specific to each borrower. The Corporation analyzes loans individually by classifying the loans as to credit risk. This analysis includes non-homogeneous loans, such as commercial and commercial real estate loans. This analysis is performed on an annual basis or more frequently if management becomes aware of information affecting a borrower`s ability to fulfill its obligation.
The Corporation uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management`s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution`s credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current financial condition and paying capacity of the obligor or of the collateral securing the loan. Substandard loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt with a distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.


Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans.
As of December 31, 2010, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:
                                                            Special
                                               Pass         Mention      Substandard  Doubtful     Total
Real estate:
  Commercial and land development              $ 53,794     $    350     $  3,903     $      -     $ 58,047
Real estate construction:
  Commercial and land development                 6,352        1,788        1,802            -        9,942
Commercial                                       23,627          507        2,024            -       26,158
                                                 83,773        2,645        7,729            -       94,147

The Corporation considers the performance of the loan portfolio and its impact on the allowance for loan losses. For residential and consumer loan classes, the Corporation also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. The following table presents the recorded investment in residential and consumer loans based on payment activity as of
December 31, 2010:
                                   Consumer                              Residential Real Estate
                                                                                       one-to-four
                        Direct      Indirect    Other      Construction  Multifamily   Family       Equity
Performing              $ 2,474     $ 6,390     $   989    $   301       $14,397       $46,420      $27,268
Nonperforming                 -          11           -          -             -           784          498
                        $ 2,474     $ 6,401     $   989    $   301       $14,397       $47,204      $27,766


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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)

NOTE 3 ~ LOANS (Continued)

The Bank securitized $20,897 single-family residential mortgage loans formerly held in its mortgage loan portfolio, with Freddie Mac in December, 2008 as a guaranteed mortgage securitization and retained the resulting securities as available for sale. The Bank has recorded the securities as available for sale and continues to service the loans. The securitization increased the Bank`s liquidity as the securities are readily marketable, eliminated credit risk on the loans and increased the Bank`s risk-based capital ratio. As a result of the securitization, single-family residential mortgage loan balances net of unamortized loan origination fees declined $20,810, the loan servicing asset increased $132 and securities available for sale increased $21,532. The unrealized gain on the securities at December 31, 2008 was $840 which increased the Bank`s accumulated other comprehensive income and capital by $554. During 2010, the Corporation sold a portion of the securities created by the securitization resulting in proceeds of $8.9 million and a gross gain on sale of $541. During 2009, the Corporation sold a portion of the securities created by the securitization resulting in proceeds of $3.3 million and a gross gain on sale of $152. The Corporation continues to service all of the underlying loans of the guaranteed mortgage securitization, including the portion of the securitization sold during 2010 and 2009.

NOTE 4 ~ LOAN SERVICING

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year-end are as follows:

                                                        2010            2009
Mortgage loan portfolios serviced for:
  FHLMC                                                 $22,100         $29,255


There were no custodial escrow balances maintained in connection with serviced loans at year-end 2010 and 2009.

Activity for mortgage servicing rights and the related valuation allowance follows:

                                                        2010            2009            2008
Servicing rights:
  Beginning balance                                     $   115         $   173         $    67
  Additions                                                   5               2             139
  Amortized to expense                                      (44)            (60)            (33)
  End of year                                                76             115             173


NOTE 5 ~ PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:
                                                        2010            2009
  Land                                                  $ 1,758         $ 1,571
  Buildings                                              11,503           8,518
  Furniture, fixtures and equipment                       5,332           4,997
  Construction in progress                                    -             183
                                                         18,593          15,269
  Less:  Accumulated depreciation                        (6,067)         (6,236)
                                                        $12,526         $ 9,033


Depreciation expense was $748, $588 and $442 in 2010, 2009 and 2008.

Rent expense under operating leases included in occupancy was $37, $39 and $39 for the years ended December 31, 2010, 2009 and 2008. Future lease payments are not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)

NOTE 6 ~ INTANGIBLE ASSETS

During 2002, the Corporation acquired Peoples Financial Corporation and merged the Corporation`s banking operations into the Bank. Identified intangible assets totaling $1,791 were recognized and have useful lives of 7 to 10 years. Goodwill of $4,723 was realized from this transaction.
Identified intangible assets at year-end were as follows:

                                              2010                            2009
                                              Gross                           Gross
                                              Carrying        Accumulated     Carrying        Accumulated
                                              Amount          Amortization    Amount          Amortization
Amortized intangible assets:
  Core deposit intangibles                    $ 1,063         $   956         $ 1,063         $   866
  Branch acquisition intangible                   760             760             760             760
  Customer relationship intangibles               728             728             728             728
                                              $ 2,551         $ 2,444         $ 2,551         $ 2,354


Aggregate amortization expense was $90, $225 and $232 for 2010, 2009 and 2008.


Estimated amortization expense for each of the next two years:
                       2011        $  86
                       2012           21


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

Our annual impairment analysis as of September 30, 2010, indicated that the Step 2 analysis was not necessary. Step 2 of the goodwill impairment test is performed to measure the impairment loss. Step 2 requires that the implied fair value of the reporting unit goodwill be compared to the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

NOTE 7 ~ DEPOSITS


                                                2010            2009
  Demand, noninterest-bearing                   $ 57,435        $ 54,290
    Demand, interest-bearing                     133,987         117,862
    Savings                                       49,804          46,371
    Time, $100,000 and over                       16,089          15,712
    Time, other                                   51,819          57,138
                                                $309,134        $291,373



A summary of time deposits at year-end 2010 by maturity follows:

                       2011         $ 41,883
                       2012            7,072
                       2013            6,737
                       2014           11,764
                       2015              452
                                    $ 67,908


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)

NOTE 8 ~ FEDERAL HOME LOAN BANK ADVANCES


At year-end, advances from the Federal Home Loan Bank were as follows:

                                                        2010            2009

Maturity in 2010, fixed rate at 6.26%,                  $      -        $  1,000
onvertible to variable rate if 3-month LIBOR is
at or above predetermined conversion rate level

Maturities in 2010 and 2011, fixed rate at 4.93%
to 5.79% at December 31, 2010 and 2009,
convertible to variable if 1-month LIBOR is at
or above fixed rate                                        3,000          13,000

Maturities in 2010, fixed rate at 3.19%                        -           1,000
Maturities in 2011, fixed rate at 2.31% to 2.88%           4,000           4,000
Maturities in 2012, fixed rate at 2.00%                    3,000           3,000
Maturities in 2014, fixed rate at 2.86% to 2.88%           5,000           5,000
  Total                                                 $ 15,000        $ 27,000


Each advance is payable at its maturity date; advances may be paid prior to maturity subject to a prepayment penalty. As collateral for the advances, the Bank has approximately $41,660 and $45,626 of first mortgage loans available under a blanket lien arrangement at year-end 2010 and 2009.


Required payments over the next four years are:


2011                    2.31 to 5.12%             $ 7,000
2012                    2.00%                       3,000
2014                    2.86 to 2.88%               5,000


NOTE 9 ~ REPURCHASE AGREEMENTS

Repurchase agreements generally mature within 30 days from the transaction date. Information concerning repurchase agreements is summarized as follows:

                                                    2010        2009        2008
  Average balance during the year                   $ 8,032     $ 7,442     $10,134
  Average interest rate during the year                0.15%       0.26%       1.42%
  Maximum month-end balance during the year         $12,083     $ 8,965     $11,136
  Weighted average rate at year-end                    0.15%       0.25%       0.50%


NOTE 10 ~ BENEFIT PLANS

The Corporation has a 401(k) retirement plan that covers substantially all employees. The plan allows employees to contribute up to a predetermined amount, subject to certain limitations. Matching contributions may be made in amounts and at times determined by the Corporation. Total matching discretionary contributions made by the Corporation during 2010, 2009 and 2008 amounted to $57, $73 and $81.

The Corporation has an Employee Stock Purchase Incentive Plan for full-time and most part-time employees. Under the Plan, each employee is entitled to receive a cash payment equal to 20% of the purchase price of Corporation common stock acquired by the employee on the open market, up to a maximum of 100 shares per calendar year. Expenses recognized in 2010, 2009 and 2008 amounted to $2, $2 and $1.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)

NOTE 10 ~ BENEFIT PLANS (Continued)

Interest credited to participant accounts associated with the deferrals was $8, $9 and $12 in 2010, 2009 and 2008. The deferred directors` fee liability was $193 at December 31, 2010 and $224 at December 31, 2009. Expense recognized in 2010, 2009 and 2008 for the director retirement and death benefit plan was $79, $25 and $117. The liability related to the plan was $713 at December 31, 2010 and $670 at December 31, 2009.

NOTE 11 ~ INCOME TAXES

The components of deferred taxes were as follows:

                                                    2010        2009
Deferred tax assets:
  Bad debts                                         $   719     $   828
  Deferred compensation                                 308         321
  Deferred loan fees                                    195         223
  FHLMC preferred stock impairment loss                 151         151
  Deferred income                                        37          43
  Real estate owned write-down                           26          26
  Nonaccrual loan interest income                        43          17
  Stock-based compensation                               26          19
  Charitable contribution carryforward                   21           -
  ATM credit carryforward                                17           -
  Accrued bonus                                          14           -
  Other                                                   -           1
    Total                                           $ 1,557     $ 1,629

Deferred tax liabilities:
  Unrealized security gains, net                    $   991     $ 1,281
  Federal Home Loan Bank stock dividends                542         542
  Depreciation                                          524         432
  Purchase accounting adjustments                       105         137
  Mortgage servicing rights                              33          50
  Prepaid expenses                                       24          25
  Securities accretion                                   27          47
  Partnership income                                      3           2
    Total                                             2,249       2,516
Net deferred tax asset (liability)                  $  (692)    $  (887)


Federal income tax laws provided that the 2002 acquired entity could claim additional bad debt deductions through 1987, totaling $1.9 million. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $646 at December 31, 2010. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed.

The components of income tax expense are as follows:

                                                    2010        2009        2008
  Current                                           $   (24)    $   780     $   730
  Deferred                                               95        (382)         40
                                                    $    71     $   398     $   770



The following is a reconciliation of income tax at the federal statutory rate to the effective rate of tax on the financial statements:
                                                2010               2009               2008
                                                Rate    Amount     Rate    Amount     Rate    Amount
  Tax at federal statutory rate                 34%     $  475     34%     $  682     34%     $1,008
  Tax-exempt income                            (29)       (399)   (13)       (270)    (7)       (214)
  Other                                          0          (5)    (1)        (14)    (1)        (24)
  Income tax expense                             5%     $   71     20%        398     26%        770


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)

NOTE 11 ~ INCOME TAXES (Continued)

As of December 31, 2010 and December 31, 2009, the Corporation had no unrecognized tax benefits or accrued interest and penalties recorded. The Corporation does not expect the amount of unrecognized tax benefits to significantly increase within the next twelve months. The Corporation records interest and penalties as a component of income tax expense.

The Corporation and its subsidiaries are subject to U.S. federal income tax as well as income tax in the state of Ohio for National Bancshares. The Bank is subject to tax in Ohio based upon its net worth. The
Corporation is no longer subject to examination by state taxing authorities for years prior to 2007.

NOTE 12 ~ RELATED-PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates during 2010 were as follows:

  Beginning balance                                        $ 6,361
  Effect of changes in composition of related parties       (2,635)
  New loans                                                      -
  Repayments                                                (1,305)
  Ending balance                                           $ 2,421


Unused commitments to these related parties totaled $1,798 and $3,762 at year-end 2010 and 2009. Related party deposits totaled $3,955 and $4,749 at year-end 2010 and 2009.

The Corporation has minority ownership in a title agency affiliated with a Director resulting in fee income to the Corporation of $35, $32 and $11 for 2010, 2009 and 2008, respectively.

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

On May 20, 2008, the Corporation granted options to purchase 58,000 shares of stock to directors and certain key officers, 46,000 of which remained outstanding at December 31, 2010. The exercise price of the options is $18.03 per share. The options vest in five equal installments over a five-year period and have a term of 10 years. None of these options have been exercised as of December 31, 2010.

On October 19, 2010, the Corporation granted options to purchase 43,000 shares of stock to directors and certain key officers, all of which remained outstanding at December 31, 2010. The exercise price of the options is $13.22 per share. The options vest in five equal installments over a five-year period and have a term of 10 years. None of these options have been exercised as of December 31, 2010.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)

NOTE 13 ~ STOCK-BASED COMPENSATION (Continued)

The fair value of options granted and the assumptions used for grants in
2010, 2009 and 2008 were as follows:
                                         2010        2009       2008
  Fair value of options granted          $ 2.53      $    -     $ 1.83
  Risk-free interest rate                  1.49%          -       3.19%
  Expected term (years)                    6.5            -       6.5
  Expected stock price volatility         24.67%          -      13.76%
  Dividend yield                           2.42%          -       3.60%


A summary of the activity in the stock option plan for 2010 follows:
                                                                         Weighted
                                                                         Average
                                                             Average     Remaining     Aggregate
                                                             Exercise    Contractual   Intrinsic
                                                 Shares      Price       Term          Value
  Outstanding at beginning of year               53,000      $ 18.03
  Granted                                        43,000        13.22
  Exercised                                           -         -
  Forfeited or expired                           (7,000)       18.03
  Outstanding at end of year                     89,000        15.71         8.6       $     -

  Fully expected to vest                        (70,600)     $ 15.10         8.9       $     -

  Exercisable at end of year                     18,400      $ 18.03         7.4       $     -


The total compensation cost that has been charged against income for the plan was $23, $34 and $28 for 2010, 2009 and 2008. The total income tax benefit was $8, $12 and $10 for 2010, 2009 and 2008. There was $117,
$38 and $78 of total unrecognized compensation cost related to nonvested stock options granted under the Plan as of December 31, 2010, 2009 and 2008. The cost is expected to be recognized over a weighted-average period of 3.6 years.

Restricted Stock Awards

On December 23, 2009, the Corporation issued restricted stock awards for 3,605 shares of the Corporation`s common stock to certain officers.

The awards vested immediately and the compensation expense related to the awards of $50 was recorded in 2009. The fair value of the stock was determined using closing market price of the Corporation`s common stock on the date of the grant.

NOTE 14 ~ REGULATORY CAPITAL MATTERS

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2010, the Bank meets all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2010 and 2009, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution`s category.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)

NOTE 14 ~ REGULATORY CAPITAL MATTERS (Continued)

Actual and required capital amounts and ratios for the Bank are presented below at year-end.

                                                                                        To Be Well
                                                                Required                Capitalized Under
                                                                For Capital             Prompt Corrective
                                        Actual                  Adequacy Purposes       Action Regulations
                                        Amount   Ratio          Amount   Ratio          Amount   Ratio
2010
Total capital to risk
  weighted assets                       $31,032  13.59%         $18,267  8.00%          $22,834  10.00%
Tier 1 capital to risk
  weighted assets                        28,447  12.46%           9,134  4.00%           13,701   6.00%
Tier 1 capital to
  average assets                         28,447   7.46%          15,261  4.00%           19,077   5.00%

2009
Total capital to risk
  weighted assets                       $29,842  12.46%         $19,161  8.00%          $23,952  10.00%
Tier 1 capital to risk
  weighted assets                        26,936  11.25%           9,581  4.00%           14,371   6.00%
Tier 1 capital to
  average assets                         26,936   7.40%          14,562  4.00%           18,202   5.00%


Dividend Restrictions ~ The Corporation`s principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year`s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. The Bank could, without prior approval, pay dividends to the holding Corporation of approximately $3,057 as of December 31, 2010.

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

The contractual amounts of financial instruments with off balance sheet risk at year-end were as follows:

                                        2010            2009
  Commitments to make loans             $ 1,658         $ 2,531
  Unused lines of credit                 67,285          60,567
  Letters of credit                         398             308


Of the above unused instruments at December 31, 2010, approximately $11,622 pertains to fixed-rate commitments and variable-rate commitments account for approximately $55,663. At year-end 2009, approximately $9,974 of total commitments were fixed-rate and approximately $53,432 were variable rate. Rates on fixed-rate unused lines of credit ranged from 3.38% to 21.90% at December 31, 2010 and 6.25% to 21.90% at
December 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)

NOTE 16 ~ FAIR VALUE

ASC 820-10 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

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

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). Discounted cash flows are calculated using spread to swap and LIBOR curves that are updated to incorporate loss severities, volatility, credit spread and optionality. During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations.

Derivatives: The fair value of derivatives is based on valuation models using observable market data as of the measurement date (Level 2 inputs).

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Other Real Estate Owned: Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned are measured at the lower of carrying amount or fair value, less cost to sell. Fair Values are generally based on third party appraisals of the property, resulting in a Level 3 classification. In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized.

Loans Held for Sale: Loans held for sale are carried at the lower of cost or fair value, as determined by outstanding commitments, from third party investors.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:
                                                Fair Value Measurements
                                                At December 31, 2010 Using
                                                Quoted Prices in        Significant
                                                Active Markets          Other           Significant
                                                for Identical           Observable      Unobservable
                                                Assets                  Inputs          Inputs
                                                (Level 1)               (Level 2)       (Level 3)
Assets:
  Available for sale securities:
    U.S. Government and federal agency          $     -                 $ 2,975         $     -
    State and municipal                               -                  44,705             300
    Corporate bonds and notes                         -                   1,516               -
    Mortgage-backed securities: residential           -                  88,507              20
    Equity securities                                10                       -               -
  Interest rate swaps                                 -                      47               -


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)

NOTE 16 ~ FAIR VALUE (Continued)


                                                Fair Value Measurements
                                                At December 31, 2010 Using
                                                Quoted Prices in        Significant
                                                Active Markets          Other           Significant
                                                for Identical           Observable      Unobservable
                                                Assets                  Inputs          Inputs
                                                (Level 1)               (Level 2)       (Level 3)

Liabilities:
  Interest rate swaps                           $     -                 $    47         $     -


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
  Available for sale securities:
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


                                                Fair Value Measurements
                                                At December 31, 2009 Using
                                                Quoted Prices in        Significant
                                                Active Markets          Other           Significant
                                                for Identical           Observable      Unobservable
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


Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

                                                Fair Value Measurements
                                                At December 31, 2010 Using
                                                Quoted Prices in        Significant
                                                Active Markets          Other           Significant
                                                for Identical           Observable      Unobservable
                                                Assets                  Inputs          Inputs
                                                (Level 1)               (Level 2)       (Level 3)
Assets:
  Impaired loans                                $     -                 $     -         $ 3,116
  Other real estate owned                             -                       -              58


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)

NOTE 16 ~ FAIR VALUE (Continued)

                                                Fair Value Measurements
                                                At December 31, 2009 Using
                                                Quoted Prices in        Significant
                                                Active Markets          Other           Significant
                                                for Identical           Observable      Unobservable
                                                Assets                  Inputs          Inputs
                                                (Level 1)               (Level 2)       (Level 3)
Assets:
  Impaired loans                                $     -                 $     -         $ 2,882
  Other real estate owned                             -                       -              58


Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal amount of $3,385, with a valuation allowance of $269 at December 31, 2010, resulting in an additional provision for loan loss of $1,790 for the year ended December 31, 2010.

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal amount of $3,798, with a valuation allowance of $916 at December 31, 2009, resulting in an additional provision for loan loss of $1,091 for the year ended December 31, 2009.

Other real estate owned measured at fair value less costs to sell, had a net carrying amount of $58, which is made up of the outstanding balance of $133, net of a valuation allowance of $75 at December 31, 2010. The write-down of $75 occurred during the year end December 31, 2009. There were no write-downs of other real estate owned for the year ended
December 31, 2010.


Carrying amount and estimated fair values of financial instruments at year-end were as follows:

                                                2010                            2009
                                                Carrying        Fair            Carrying        Fair
                                                Amount          Value           Amount          Value
Financial assets
  Cash and cash equivalents                     $ 12,837        $ 12,837        $  8,124        $  8,124
  Time deposits with other financial
    institutions                                   5,697           5,697          13,580          13,580
  Securities available for sale                  138,033         138,033         130,241         130,241
  Restricted equity securities                     3,219              na           3,218              na
  Loans, net1                                    190,685         192,372         194,071         194,103
  Accrued interest receivable                      1,270           1,270           1,334           1,334
  Interest rate swaps                                 47              47               4               4

Financial liabilities
  Deposits                                       309,134         309,908          291,373        292,045
  Short-term borrowings                            8,471           8,471            9,720          9,720
  Federal Home Loan Bank advances                 15,000          15,337           27,000         27,779
  Accrued interest payable                           312             312              408            408
  Interest rate swaps                                 47              47                4              4


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

NOTE 17 ~ DERIVATIVES

The Corporation utilizes interest-rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position, not for speculation. The notional amount of the interest-rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest-rate swap agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)

NOTE 17 ~ DERIVATIVES (Continued)

The Corporation implemented a program in 2009 whereby it lends to its borrowers at a fixed rate with the loan agreement containing a two-way yield maintenance provision. The program has one participant as of December 31, 2010. If the borrower prepays the loan, the yield maintenance provision will result in a prepayment penalty or benefit depending on the interest rate environment at the time of the prepayment. This provision represents an embedded derivative which is required to be bifurcated from the host loan contract. As a result of bifurcating the embedded derivative, the Corporation records the transaction with the borrower as a floating rate loan and a pay floating / receive fixed interest-rate swap. To offset the risk of the interest-rate swap with the borrower, the Corporation enters into an interest-rate swap with an outside counterparty that mirrors the terms of the interest-rate swap between the Corporation and the borrower. Both interest-rate swaps are carried as freestanding derivatives with their changes in fair value reported in current earnings. The interest-rate swaps are not designated as hedges. The change in the fair value of the interest-rate swap between the Corporation and its borrower was an increase of $43 for the year ended December 31, 2010, which was offset by an equal decrease in value during the year ended December 31, 2010 on the interest-rate swap with an outside counterparty, with the result that there was no net impact on income in 2010.

Summary information about the interest-rate swap between the Corporation and its borrower as of year-end is as follows:
                                        2010          2009
Notional amount                         $ 1,485       $ 1,544
Weighted average receive rate              5.33%         5.33%
Weighted average pay rate                  3.34%         3.88%
Weighted average maturity (years)          3.0           4.0
Fair value of interest-rate swap        $   47             4


Summary information about the interest-rate swaps between the Corporation and outside parties is as follows:
                                        2010          2009
Notional amount                         $ 1,485       $ 1,544
Weighted average receive rate              5.33%         5.33%
Weighted average pay rate                  3.34%         3.88%
Weighted average maturity (years)          3.0           4.0
  Fair value of interest-rate swap         (47)           (4)


NOTE 18 ~ OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related tax effects were as follows:
                                                    2010            2009            2008
Unrealized holding gains (losses) on
  available for sale securities                     $  (195)        $ 2,337         $   571
Reclassification adjustment for losses (gains)
  later recognized in income                           (661)           (770)            344
Net unrealized gains (losses)                          (856)          1,567             915
Initial unrealized gain on mortgage-backed
securities received in securitization                     -               -             840
Tax effect                                              292            (533)           (597)
  Other comprehensive income (loss)                 $  (564)        $ 1,034         $ 1,158


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)

NOTE 19 ~ PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial statements for National Bancshares Corporation
(parent only) are as follows:

BALANCE SHEETS                                  December 31,
                                                2010            2009
ASSETS
Cash and cash equivalents                       $  1,314        $  4,438
Investment in Bank subsidiary                     35,239          34,389
Investment in real estate subsidiary               2,342               -
Securities available for sale                         10              19
Other assets                                         253             234
  Total assets                                  $ 39,158        $ 39,080

LIABILITIES AND SHAREHOLDERS` EQUITY
Dividends payable                               $    177        $    177
Shareholders` equity                              38,981          38,903
  Total liabilities and shareholders` equity    $ 39,158        $ 39,080


STATEMENTS OF INCOME                            Years ended December 31,
                                                2010            2009            2008
INCOME
Dividends from Bank subsidiary                  $     -         $     -         $ 2,500
Securities gains (losses), net                        -               -            (444)
Dividend income                                       -               -              16
  Total Income                                        -               -           2,072

EXPENSES
Miscellaneous expense                               (48)            (59)            (72)
Income (loss) before income tax and
  undistributed subsidiary income                   (48)            (59)          2,000
Income tax benefit                                   16              20             170
Undistributed equity in net income
  of Bank subsidiary                              1,385           1,648              24
Undistributed equity in net loss of
  real estate subsidiary                            (28)             -                -

Net income                                     $  1,325         $ 1,609         $ 2,194


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008
(Dollar amounts in thousands, except per share data)

NOTE 19 ~ PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

STATEMENTS OF CASH FLOWS                                Years ended December 31,
                                                        2010            2009            2008
Cash flows from operating activities
  Net income                                            $ 1,325         $ 1,609         $ 2,194
  Adjustments to reconcile net income
    to net cash from operating activities:
    Equity in undistributed net income of
      Bank subsidiary                                    (1,385)         (1,648)            (24)
    Equity in undistributed net loss of
      real estate subsidiary                                 28               -               -
  Net security (gains) loss                                   -               -             444
  Change in other assets and liabilities                    (16)             31            (170)
    Net cash from operating activities                      (48)             (8)          2,444

Cash flows from investing activities
  Proceeds from sale of securities                            -               -               -
  Purchase of security available for sale                     -               -            (467)
  Investment in real estate subsidiary                   (2,370)              -               -
    Net cash from investing activities                   (2,370)              -            (467)

Cash flows from financing activities
  Dividends paid                                           (706)           (881)         (1,410)
  Purchase of common stock                                    -               -             (86)
    Net cash from financing activities                     (706)           (881)         (1,496)

Net change in cash                                       (3,124)           (889)            481
Beginning cash and cash equivalents                       4,438           5,327           4,846
Ending cash and cash equivalents                        $ 1,314         $ 4,438         $ 5,327


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors and Shareholders
National Bancshares Corporation
Orrville, Ohio

We have audited the accompanying consolidated balance sheets of National Bancshares Corporation as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders` equity and cash flows for each of the three years in the period ended
December 31, 2010. These financial statements are the responsibility of the Corporation`s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bancshares Corporation as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

</Crowe Horwath LLP>
Crowe Horwath LLP

Cleveland, Ohio
March 15, 2011

(This page left intentionally blank)

REPORT OF MANAGEMENT ON THE CORPORATION`S INTERNAL CONTROL OVER
FINANCIAL REPORTING

March 15, 2011

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

Management of National Bancshares Corporation, including the Chief Executive Officer and the Chief Financial Officer, has assessed the Corporation`s internal control over financial reporting as of December 31, 2010, based on criteria for effective internal control over financial reporting described in `Internal Control ~ Integrated Framework` issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Corporation`s internal control over financial reporting was effective as of December 31, 2010, based on the specified criteria.

This annual report does not include an audit report of the Corporation`s independent registered public accounting firm regarding internal control over financial reporting. Management`s report was not subject to audit by the Corporation`s independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Corporation to provide only management`s report in this annual report.



</David C. Vernon>
David C. Vernon
Chief Executive Officer


</James R. VanSickle>
James R. VanSickle
Chief Financial Officer

(This page left intentionally blank)

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on National Bancshares` Common Stock against the cumulative return of the S&P 500 Stock Index and the S&P 500 Bank Index for the period of five fiscal years commencing
December 31, 2005 and ended December 31, 2010. The graph assumes that the value of the investment in National Bancshares Common Stock and each index was $100 of December 31, 2005 and that all dividends were reinvested.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN OF NATIONAL BANCSHARES
CORPORATION, S&P 500 STOCK INDEX, AND S&P 500 BANK INDEX

                                2005       2006      2007      2008      2009      2010
National Bancshares Corp        $100.00    105.65     75.71     61.87     71.55     66.88
S&P 500 Stock Index~            $100.00    115.79    122.16     76.96     97.33    111.99
S&P 500 Banks Index~            $100.00    116.10     81.52     42.80     39.98     47.92


~ National Bancshares Corporation is not included in the S&P 500 Bank Index or S&P 500 Stock Index.

PRICE RANGE OF COMMON STOCK

National Bancshares Corporation common stock is traded on the OTC Bulletin
Board under the symbol `NBOH.` The OTC Bulletin Board is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter equity securities. A summary of the high and low prices of and cash dividends paid on National Bancshares
Corporation common stock in 2010 and 2009 follows. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

                             High         Low          Dividends per share
2010
First Quarter                $ 13.91      $ 12.20      $   .08
Second Quarter                 14.47        12.77          .08
Third Quarter                  13.98        12.56          .08
Fourth Quarter                 13.66        12.62          .08

2009
First Quarter                $ 14.65      $ 11.96      $   .08
Second Quarter                 14.64        13.02          .08
Third Quarter                  14.08        12.90          .08
Fourth Quarter                 17.90        13.52          .08


SHAREHOLDER INFORMATION

Corporate Office
National Bancshares Corporation
112 West Market Street, PO Box 57
Orrville, OH 44667
www.discoverfirstnational.com

Stock Trading Information
The shares of common stock of National Bancshares Corporation are traded on the OTC Bulletin Board. The ticker symbol for National
Bancshares Corporation is `NBOH.` The Corporation had 853 shareholders of Record as of December 31, 2010.

Form 10-K
A copy of the Corporation`s 2010 Annual Report on Form 10-K as filed with the SEC will be furnished free of charge to shareholders upon written request to the Company.

Shareholder Assistance
National Bancshares Corporation
Shareholder Services Department
Ellen Gerber, Shareholder Relations
330-765-0609
ellengerber@discoverfirstnational.com

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

NATIONAL BANCSHARES CORPORATION

David C. Vernon, President and Chief Executive Officer
James R. VanSickle, Senior Vice President and Chief Financial Officer

FIRST NATIONAL BANK

David C. Vernon, President and Chief Executive Officer

Business Banking

Thomas R. Poe, Senior Vice President, Senior Loan Officer
John L. Falatok, Senior Vice President, Market Manager
John R. Macks, Vice President
Paul A. Manghillis, Vice President
Robert C. McConnell, Vice President
John D. Shultz, Jr., Vice President
Laura R. Yoder, Vice President

Credit Administration, Loan Operations and Managed Assets

Richard A. White, Vice President, Senior Credit Officer
Kathryn J. Barnes, Assistant Vice President, Credit Officer
Lisa M. Bryant, Consumer Credit Officer
Mindy L. Henderson, Loan Operations Officer
Dallas W. Falb, Credit Officer
Steven L. Riddick, Vice President, Managed Assets

Agribusiness and Community Banking

Mark R. Witmer, Group Vice President
Harold D. Berkey, Vice President, Relationship Manager
John P. Hall, Vice President, Wooster Market Manager
Darrell L. Smucker, Vice President
Dean M. Karhan, Assistant Vice President

Retail Banking, Mortgage and Consumer Lending

Myron Filarski, Senior Vice President
Cynthia A. Wagner, Vice President
Heather L. Kiner, Assistant Vice President, Relationship Manager
Patricia Massaro, Consumer Credit Officer
Jill R. Wachtel, Assistant Vice President, Relationship Manager
Amberly M. Wolf, Assistant Vice President, Retail Banking

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

BOARD OF DIRECTORS                             FIRST NATIONAL BANK OFFICES
NATIONAL BANCSHARES CORPORATION &
FIRST NATIONAL BANK

John P. Cook, CPA, Ph.D                        Orrville
     Shareholder                               112 W. Market St.
     Long, Cook & Samsa, Inc.                  330-682-1010

Bobbi E. Douglas                               1320 W. High St.
     Executive Director                        330-682-2881
     STEPS at Liberty Center
     Every Woman's House                       1720 N. Main St.
                                               CASH ATM ONLY
John W. Kropf
     Chairman of the Board                     Apple Creek
     National Bancshares Corporation           7227 E. Lincoln Way
     First National Bank                       330-264-8070
     Attorney,
     Kropf, Wagner                             Dalton
     & VanSickle, L.L.P.                       12 W. Main St.
                                               330-828-2227
John L. Muhlbach, Jr.
     Vice President,                           Fairlawn
     A.A. Hammersmith, Inc.                    3085 West Market St.
                                               330-475-1363
Victor B. Schantz
     President,                                Kidron
     Schantz Organ Company                     4950 Kidron Rd.
                                               330-857-3101
Steve Schmid
     President,                                Lodi
     Dairy Enterprises, Inc.                   106 Ainsworth St.
                                               330-857-3101
James R. Smail
     Chairman/Director                         Massillon
     J.R. Smail, Inc.                          211 Lincoln Way E.
     Poulson Drilling, Inc.                    330-832-7441
     Monitor Ranch, Inc.
     MOnitor Bancorp, Inc.                     2312 Lincoln Way N.W.
                                               330-833-1622
David C. Vernon
     President & CEO                           Mt. Eaton
     National Bancshares Corporation           15974 E. Main St.
     First National Bank                       330-359-3105 or
                                               330-857-4301
Howard J. Wenger
     President,                                Seville
     Wenger Excavating, Inc.                   4885 Atlantic Dr.
     Lake Region Oil, Inc.                     330-769-3105
     Northstar Asphalt, Inc.
     Massillon Materials, Inc.                 Smithville
     Stark Materials, Inc.                     153 E. Main St.

                                               Wooster
Albert W. Yeagley                              4192 Burbank Rd.
     Vice President, Industry & Government     330-263-5303
      Affairs
     The J.M. Smucker Company
                                               1725 Cleveland Rd.
                                               330-263-1725