Form 10-K, Exhibit 13
period 2011-12-31
NATIONAL BANCSHARES CORP /OH/
filed 2012-03-27
CIK 790362

Exhibit 13

TABLE OF CONTENTS

3	Message to Shareholders

5	Financial Highlights

6	Selected Financial Data

8	Management’s Discussion and Analysis of Financial Condition and Results of Operations

27	Consolidated Balance Sheets

28	Consolidated Statements of Income

29	Consolidated Statements of Changes in Shareholders’ Equity

30	Consolidated Statements of Cash Flows

31	Notes to Consolidated Financial Statements December 31, 2011, 2010 and 2009

59	Report of Independent Registered Public Accounting Firm

61	Report of Management on the Corporation’s Internal Control Over Financial Reporting

63	Comparison of Five-Year Cumulative Total Return of National Bancshares Corporation,

S&P 500 Stock Index, and S&P 500 Bank Index

64	Price Range of Common Stock

64	Shareholder Information

65	Officers

66	Directors

66	First National Bank Offices

(This page left intentionally blank)

Dear Shareholders;

A strong community deserves a strong community bank. Our Bank’s directors and staff care about the communities we serve because we live, work and raise families in our community. We strive to provide our customers, neighbors and friends with a first-class banking experience. Responsive and knowledgeable loan officers, the best deposit products in the market and newly remodeled branch offices are just part of the First National Bank experience.

Today we are faced with a tough economic environment which impacts those who use our services. People without jobs struggle to make loan payments. Seniors and savers earn much less on their funds due to the low interest rate environment. Businesses that suffer a decline in sales struggle to make loan and rent payments. On top of all of those concerns, government officials continue to impose more regulations in an already over regulated economy.

The economy is improving gradually and in our market area, agriculture and small businesses have performed well and provide the local economy with a strong foundation for future growth. In 2010, the Bank formed a new Agribusiness and Community Banking Group to focus on agriculture lending, small business lending and cash management services. The six loan officers of the group generated $35.5 million in loans in 2011 and we are excited about their opportunities in 2012 and beyond.

Net income rose to $2.6 million in 2011, compared to $1.3 million in 2010. Basic and diluted earnings per share increased from $0.60 per share in 2010 to $1.18 per share in 2011. Earnings for 2011 were positively impacted by an increase in net interest income and a decrease in the provision for loan losses. Net interest income rose $1.1 million in 2011, due to an increase in loan interest income and a decline in the cost of funds due to the falling interest rate environment. The provision for loan losses was $600 thousand in 2011, compared to $2.2 million in 2010.

Total assets increased to $406.1 million as of December 31, 2011 from $374.1 million as of December 31, 2010. Loans, net of allowance for loan losses increased $23.5 million during 2011. Shareholder’s equity increased 9.7% to $42.7 million at the end of 2011, compared to $39.0 million at the end of 2010. Our Bank is well-capitalized and poised to help our customers succeed today and tomorrow. Please take time to review the financial statements and footnotes contained in this report for more details about our financial performance.

On behalf of the Board of Directors and our staff, it is my pleasure to express our appreciation for your continued confidence and investment in National Bancshares Corporation. We look forward to 2012 and the opportunity to serve our current customers and to build new banking relationships.

Mark R. Witmer

President and CEO

A SPECIAL ACKNOWLEDGEMENT

National Bancshares Corporation announced its management succession plan in September 2011. David C. Vernon, President and Chief Executive Officer since November 2006, announced his retirement effective December 31, 2011 as part of the plan. Mr. Vernon will continue to provide consulting services to the Bank.

The Board of Directors, management team and employees sincerely appreciate Dave’s leadership and dedicated service over the past five years.

CHARITABLE GIVING COMMITTEE

In 2011, the Charitable Giving Committee of the Board of Directors approved gifts to the following organizations.

Boy Scouts of America	Orrville Public Library
Dalton Historical Society	Orrville Salvation Army
Every Woman’s House	Orrville School Multi-Purpose Facility
First National Bank Scholarship	Orrville United Way, Inc.
(Wayne County Community Foundation)	Smithville Community Historical Society
Harvest for Hunger	STEPS (FKA Wayne County Alcoholism
Hospice of Summit County	Services)
Hospice of Wayne County	STEPS Noble House Capital Fund
Kidron Community Historical Society	Tschantz Cabin
Kidron United Fund	United Way of Wayne and Holmes Counties
Main Street Orrville	United Way of Western Stark County
Main Street Wooster, Inc.	Village Network (FKA Boy’s Village)
Massillon Boys and Girls Club	Wayne County Capital Campaign
Massillon Chamber of Commerce	Wayne County Crippled Children’s Committee
Ohio Funding for Independent Colleges	Wayne Development Council
Orr Views	Wayne/Holmes Soap Box Derby
Orrville Area Boys and Girls Club	Wee Care Center, Inc.
Orrville Chamber of Commerce	Wooster Chamber of Commerce
Orrville-Dalton YMCA

FINANCIAL HIGHLIGHTS

These financial highlights are excerpts of and are not a substitute for National Bancshares Corporation’s consolidated financial statements, including notes, and other detailed financial information we provide elsewhere in this document. You should read the entire document, including the consolidated financial statements and notes to the consolidated financial statements.

Financial Position

(Dollar amounts in thousands, except per share data)

	2011	2010	Percentage Change
At December 31,
Total assets	$406,086	$374,096	8.6%
Deposits	340,664	309,134	10.2%
Loans, net	213,952	190,685	12.2%
Securities	150,175	138,033	8.8%
Shareholders’ equity	42,745	38,981	9.7%
Book value per share	19.31	17.67	9.3%

Year ended December 31,
Net interest income	$13,363	$12,282	8.8%
Income before income taxes	3,056	1,396	118.9%
Net income	2,612	1,325	97.1%
Cash dividends declared	706	706	0.0%
Net income per share	1.18	0.60	96.7%
Cash dividends per share	0.32	0.32	0.0%

National Bancshares Corporation is the holding company for First National Bank, a federally chartered national bank formed in Ohio in 1881. First National Bank has fourteen offices in Orrville, Massillon, Wooster, Apple Creek, Dalton, Fairlawn, Kidron, Lodi, Mt. Eaton, Seville and Smithville. Additional information is available at www.discoverfirstnational.com.

SELECTED FINANCIAL DATA

(Dollar amounts in thousands, except per share data)

		As of or for the years ended December 31,
	2011	2010	2009	2008	2007
Income statement data:
Interest income	$15,413	$15,501	$16,465	$17,071	$17,832
Interest expense	2,050	3,219	4,237	5,785	6,968
Net interest income	13,363	12,282	12,228	11,286	10,864
Provision for loan losses	600	2,229	1,829	482	147
Net interest income after provision for loan losses	12,763	10,053	10,399	10,804	10,717
Noninterest income	3,032	3,190	2,972	2,333	1,990
Noninterest expense	12,739	11,847	11,364	10,173	10,500
Income before income taxes	3,056	1,396	2,007	2,964	2,207
Income taxes	444	71	398	770	496
Net income	2,612	1,325	1,609	2,194	1,711

Balance sheet data:
Cash and due from banks	$15,213	$12,837	$8,124	$11,001	$11,842
Federal funds sold	—	—	—	—	443
Securities	150,175	138,033	130,241	127,248	84,514
Loans, net	213,952	190,685	194,071	179,831	191,488
Deposits	340,664	309,134	291,373	263,642	242,523
Borrowings	18,168	23,471	36,720	34,285	26,374
Shareholders’ equity	42,745	38,981	38,903	36,881	34,991
Total assets	406,086	374,096	370,228	338,002	306,651

Share and per share data:
Net income	$1.18	$0.60	$0.73	$1.00	$0.77
Cash dividends	0.32	0.32	0.32	0.64	0.64
Book value at period end	19.31	17.67	17.64	16.75	15.85
Weighted average number of shares outstanding	2,211,508	2,205,973	2,202,457	2,203,218	2,231,369

Performance ratios:
Return on average equity	6.39%	3.34%	4.21%	6.20%	4.94%
Return on average assets	0.66%	0.35%	0.46%	0.70%	0.56%
Dividend payout percentage	27.03%	53.28%	43.82%	64.00%	83.58%
Efficiency ratio (1)	77.70%	76.56%	74.76%	74.70%	81.69%
Full-time equivalent staff	115	113	101	108	105
Average total assets to full-time equivalent staff	$3,463	$3,370	$3,491	$2,916	$2,903

Asset quality ratios:
Allowance for loan losses to ending total loans	1.46%	1.34%	1.48%	0.95%	1.05%
Net loan charge-offs to average loans	0.01%	1.30%	0.35%	0.41%	0.06%

Capital ratios:
Average equity to average assets	10.26%	10.40%	10.84%	11.24%	11.35%
Leverage ratio (2)	7.78%	7.46%	7.40%	7.78%	8.26%
Total risk-based capital ratio (2)	13.85%	13.59%	12.46%	12.60%	12.78%

(1)	The efficiency ratio is calculated by dividing noninterest expenses by the sum of net interest income and noninterest income.
(2)	First National Bank ratios computed in accordance with regulatory guidelines.

SELECTED FINANCIAL DATA

The following table shows quarterly results of operations for 2011 and 2010.

	Interest income	Net interest income	Provision for loan losses	Income (loss) before income taxes	Net income	Basic and diluted earnings per share
		(Dollar amounts in thousands, except per share data)
2011
First quarter	$3,675	$3,097	$147	$536	$487	$0.22
Second quarter	3,892	3,370	150	693	589	0.27
Third quarter	3,920	3,439	150	950	762	0.34
Fourth quarter	3,926	3,457	153	877	774	0.35

2010
First quarter	$3,958	$3,112	$507	$301	$293	$0.13
Second quarter	3,920	3,101	615	96	158	0.07
Third quarter	3,919	3,120	228	1,154	866	0.39
Fourth quarter	3,704	2,949	879	(155)	8	0.01

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This section of the annual report is intended to assist the reader in evaluating the performance of National Bancshares Corporation for the years ended December 31, 2011, 2010 and 2009. This information should be read in conjunction with the consolidated financial statements and accompanying notes to the financial statements.

Forward Looking Statement

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. Forward-looking statements can be identified by terminology such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “should,” “will,” “plans,” “potential” and similar words. Forward-looking statements are also statements that are not statements of historical fact. Forward-looking statements necessarily involve risks and uncertainties. They are merely predictive or statements of probabilities, involving known and unknown risks, uncertainties and other factors. If one or more of these risks or uncertainties occurs or if the underlying assumptions prove incorrect, actual results in 2012 and beyond could differ materially from those expressed in or implied by the forward-looking statements.

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

During 2011, the Corporation operated under a strategic plan which is updated, modified and adopted annually by the Board of Directors. The plan calls for achieving an above peer return on equity, achieving a loan to asset ratio of 60%, reducing the net overhead ratio to 2.3%, maintaining cash-type deposits above 70%, achieving a net interest margin of at least 3.58%, maintaining a risk based capital ratio of at least 12% and holding the classification ratio at 20% or less.

Historically, the Corporation’s low loans-to-assets ratio has been detrimental to the net interest margin and return on equity. Accordingly, the Board and Management have established a goal of changing the Corporation’s asset mix by increasing the loan to asset ratio to 60%. On December 31, 2011, the loan-to-asset ratio was 53.5% and this change will take place over several years as growth in the loan portfolio is accomplished through the increased capacity of the Corporation’s lending divisions. Business bankers and mortgage originators have been added and office managers have undergone increased consumer loan training. An integral component of increasing the loan-to-asset ratio is credit underwriting. In 2010, the Bank added a new senior credit officer and two credit analysts to its underwriting staff. These additions have increased the credit administration staff to five and the result is improved credit underwriting and loan monitoring. Total loans have increased $20.1 million over the past two years.

Reducing the net overhead ratio, excluding securities gains and losses on the sale of other real estate owned from 2.48% to 2.30% will be accomplished as the loan-to-asset ratio is achieved without significantly adding to expenses. Lending divisions and support personnel are in place to support the $26.5 million increase in loan volume which will be required to reach the 60% loan-to-asset ratio. Negatively impacting the net overhead ratio is the high number of office locations relative to the small asset size of the offices. The personnel costs associated with expansion of the loan divisions also negatively impacts the overhead ratio since the increased number of bankers not yet managing the size of a fully developed portfolio of loans has increased. In other words, the cost of lending is too high given the size of the loan portfolio. That will be mitigated as growth in the loan portfolio is achieved.

The Corporation benefits from a cash-type deposit ratio of 82.6%. The goal of maintaining cash type deposits above 70% will be challenging but can be accomplished through the increased productivity of the Corporation’s retail office system which generates core funding cash-type deposits. The Corporation benefits from its strong core deposit base which is much higher than peer and its strong core deposit base significantly enhances value and makes it possible for assets to be supported by stable and relatively low cost funding. While the Corporation enjoys low cost of funds, this cost advantage comes at the price of increased overhead expenses discussed above which is a result of the relatively small size of many of its offices.

The Corporation’s net interest margin for 2011 was 3.66%. Maintaining a net interest margin of at least 3.58% in a falling rate environment, will be accomplished through loan growth which will result in the reduction of securities as a percentage of assets. The banking business starts with loans. Loans are supported by deposits and capital is needed to support the volume of loans and deposits. Without loans there is no need for deposits and certainly there is no need for capital. The Corporation has historically relied too heavily on income from its securities portfolio and that was a reasonable plan when the term structure of interest rates accommodated such a business plan. Unfortunately that reliance is misplaced in a nearly zero interest rate environment. In this low rate environment the only way to increase yield with securities is by extending the duration of the securities portfolio which is exactly the wrong action to take since longer duration securities will decline in value significantly should interest rates rise. Securities are of course needed for liquidity and income but the overreliance on securities as a source of interest income is inappropriate.

A Strong capital ratio is critical to the subsidiary Bank’s safety and soundness. A bank must have a risk-based capital ratio over 10% to be considered well capitalized by its regulators. The Corporation’s Board of Directors has established a goal of maintaining a risk-based capital ratio of 12% to protect the financial stability of the organization. The risk-based capital ratio was 13.85% as of December 31, 2011.

The classification ratio is calculated using total adversely classified assets (excluding special mention loans) divided by Tier 1 capital plus allowance for loan losses. The classification ratio was 21.1% and 32.0% as of December 31, 2011 and 2010. Prior to 2009, the classification ratio was consistently less than 20%. As the economy improves and the current number of classified loans is reduced through monitoring and working with borrowers, the classification ratio is expected to improve.

In 2011, loans, net of allowance for loan losses increased $23.3 million from year-end 2010. The volume of new commercial loans in 2011 remained strong at $60 million and fee income generated from commercial loans totaled $307 thousand. The Bank has been taking advantage of the opportunity to lend to businesses in search of a bank that will be responsive to their credit needs as other banks have tightened lending requirements.

In August 2010, the Bank formed a new Agribusiness and Community Banking Group. The new group is made up of six community bankers and focuses primarily on agriculture lending, small business lending and corporate services. The Bank has not historically been focused on agricultural-type lending and yet it is headquartered in an ideal market to do so. The volume of new loans in 2011 from this group was $35.5 million. Since January 2010, agriculture loans and loans secured by farmland have increased from $3.4 million to $15.3 million. The Agribusiness and Community Banking Group has been a bright spot, and continually development remains an important strategic objective of the Bank.

The securities portfolio is a significant source of income. However income from securities will decline unless interest rates rise significantly, as cash flow from maturing securities and cash flow from mortgage backed securities is reinvested at lower interest rates. Changing market conditions could affect the profitability of the portfolio, as well as the level of interest rate risk exposure. The Bank invests in securities it believes offer good relative value at the time of purchase, and it will reposition its securities portfolio as needed. In making its decisions to sell or purchase securities, the Bank considers credit ratings, call features, maturity dates, relative yields, current market factors, interest rate risk and other relevant factors. In 2011, the Bank increased the amortized cost of state and municipal bonds in the portfolio by $9.2 million. Attractive taxable-equivalent yields make state and municipal bonds an appealing alternative to U.S. Treasury, federal agency bonds and mortgage-backed securities in the current interest rate environment.

The average yield of the securities portfolio was 2.98% as of December 31, 2011. The portfolio duration was 2.1 years and based on current interest rates and payment assumptions, cash flows of $28.6 million are projected over the next twelve months. The yield on securities is expected to decline in 2012 as cash flows are reinvested in the current low interest rate environment. The Bank will continue to monitor market conditions and invest in securities with good relative value.

Platinum Checking, a high-interest checking account for clients with balances above $10 thousand accounted for $64.7 million or 19.0% of total deposits at December 31, 2011. Bonus Checking, an account that pays bonus interest to clients that use the Bank’s Visa debit card, receive their account statement online, and make at least one electronic direct deposit accounted for $22.5 million of deposits at December 31, 2011. In 2011 these two accounts grew 17% and 162% respectively. In March 2010, the Corporation introduced “Bonus Savings”, a high-yield savings account that is available to customers that have a Bonus Checking account. Bonus Savings accounted for $9.8 million as of

December 31, 2011 an increase of $5.8 million since year end 2010. In 2011 total deposits grew $31.5 million or 10.2%.

Office of the Comptroller of the Currency (“OCC”) regulations require banks to maintain certain minimum levels of regulatory capital. Additionally, the regulations establish a framework for the classification of banks into five categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Generally, an institution is considered well-capitalized if it has a core (Tier 1) capital ratio of at least 5.0% (based on adjusted total assets); a core (Tier 1) risk-based capital ratio of a least 6.0%; and a total risk-based capital ratio of at least 10.0%. At December 31, 2011 the Bank is categorized as well capitalized under the regulatory framework for prompt corrective action and capital ratios were well above regulatory minimums.

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

Financial Condition

Total assets increased 8.6% to $406.1 million as of December 31, 2011, from $374.1 million at December 31, 2010. Securities available for sale totaled $150.2 million as of December 31, 2011, compared to $138.0 million at December 31, 2010. Loans, net of allowance for loan losses increased $23.3 million to $214.0 million as of December 31, 2011, compared to $190.7 million at December 31, 2010. Deposits increased 10.2% to $340.7 million as of December 31, 2011, compared to $309.1 million at December 31, 2010. Shareholders’ equity increased 9.7% to $42.7 million at the end of 2011, from $39.0 million at the end of 2010. Accumulated other comprehensive income increased to $3.6 million as of December 31, 2011, compared to $1.9 million as of December 31, 2010. The change in accumulated other comprehensive income was a result of an increase in unrealized gains on securities available for sale.

Loans

Total loans increased by $23.8 million or 12.3% from year-end 2011 to year-end 2010. The Bank continues to focus its efforts on attracting commercial loan business. Average loans, net of allowance for loan losses increased from $192.8 million in 2010 to $200.8 million in 2011.

First National Bank’s loan policy limits the balances of loans of certain loan categories as follows: up to 60% of total loans for commercial loans, up to 40% of total loans for consumer loans, up to 60% of total loans for residential real estate loans and up to 200% of total capital for commercial real estate loans. The loan to deposit ratio will not exceed 90%.

	Loan portfolio composition at December 31,
	2011	2010	2009	2008	2007
		(Dollar amounts in thousands)
Real estate:
Commercial and land development	$66,886	$58,047	$54,787	$43,972	$45,820
One-to-four family	56,917	47,204	50,390	54,924	80,113
Home equity	30,086	27,766	26,526	24,442	20,857
Multifamily	17,041	14,397	10,353	4,062	5,643
Real estate construction:
Commercial and land development	4,822	9,942	11,797	11,725	4,460
One-to-four family	683	301	598	1,121	3,907
Commercial	33,473	26,158	30,621	27,241	19,539
Consumer:
Auto:
Direct	2,065	2,474	3,171	3,171	4,392
Indirect	4,541	6,401	8,605	10,923	7,206
Credit cards	—	—	—	—	1,614
Other	980	989	567	260	390

Total loans	217,494	193,679	197,415	181,841	193,941
Less:
Unearned and deferred income	(379)	(409)	(438)	(292)	(425)
Allowance for loan losses	(3,163)	(2,585)	(2,906)	(1,718)	(2,028)

Net loans	$213,952	$190,685	$194,071	$179,831	$191,488

Net loans as a percent of total assets	52.69%	50.97%	52.42%	53.20%	62.45%

Ranked by North American Industry Classification System – or NAICS – codes, the industries most represented by First National Bank’s commercial borrowers include lessors of non-residential buildings and lessors of residential buildings and dwellings, in that order, accounting for 11.0% and 10.3% of the total loans at year-end 2011, respectively.

Approximately 42% of the conventional mortgage loans secured by one-to-four family and multifamily real estate are long term fixed interest rate loans. Approximately 58% of the portfolio of conventional mortgage loans secured by one-to-four family and multifamily real estate at year-end 2011 consisted of adjustable rate loans. First National Bank’s fixed-rate conventional mortgage loans are originated with loan documentation that permits their sale in the secondary market. The Bank’s policy is to classify all thirty year fixed-rate mortgage loans as “Held for Sale” or “Held for Portfolio” at the time the loans are originated within various scenarios and classifications set by the Bank. The classification is based upon several factors such as the Bank’s interest rate risk position, the loan’s interest rate and term, the Bank’s liquidity position, the interest rate environment and general economic conditions.

Allowance for Loan Losses

As explained in Note 1 of the consolidated financial statements, the allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and recoveries, and decreased by charge-offs. The allowance for loan losses is the sum of components recognized and measured either: (1) according to Accounting Standards Codification (ASC) 450-10-05, “Accounting for Contingencies,” for pools of homogenous loans, or (2) according to ASC 310-10-35, “Accounting by Creditors for Impairment of a Loan,” for loans the Bank considers impaired based upon individual loan review. Management determines the necessary allowance balance using the Bank’s loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

Loans Analyzed Individually

Determining the loan loss allowance begins with the Bank’s assessment of credit risk for loans analyzed individually. Individual loans are assigned credit-risk grades based on the Bank’s assessment of conditions affecting a borrower’s ability to satisfy its contractual obligation under the loan agreement. The assessment process includes reviewing a borrower’s current financial information, historical payment experience, credit documentation, public information, current economic trends and other information specific to each borrower. Loans reviewed individually are reviewed at least annually or more frequently if management becomes aware of information affecting a borrower’s ability to fulfill its obligation. All loans over $250 thousand or to borrower’s whose aggregate total borrowing exceeds $250 thousand are reviewed individually, except for first and second mortgage loans on a borrower’s personal residence. Loans or borrowers with balances under $250 thousand may also be reviewed individually if considered necessary by the board and management. A borrower’s risk rating may be downgraded at any point during the year if the creditworthiness of a borrower deteriorates. In addition, risk ratings are reviewed annually by a qualified independent third party. The independent third party reviews all aggregate loan relationships of $300 thousand or greater along with a sampling of loan relationships under $300 thousand. Loans analyzed individually are ranked as follows:

Loans Graded 1, 2, 3 and 4 are loans that are considered satisfactory, with lower than average risk and low probability of serious financial deterioration on the borrower’s part.

Loans Graded 5 (“Watch”) are performing according to the terms of the loan agreement but that nevertheless require enhanced management supervision because of factors such as an unusual payment history or a deterioration in the borrower’s financial condition.

Loans Graded 6 (“Special Mention”) have more than average risk, with identified potential weaknesses that deserve management’s close attention. Left uncorrected, the potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date. In the case of a commercial borrower, for example, potential weaknesses could include adverse trends in the borrower’s operations or adverse economic or market conditions that could affect the borrower in the future.

Loans Graded 7 (“Substandard”) are inadequately protected by the current financial condition and paying capacity of the borrower or by the collateral securing the loan. Substandard loans have a well-defined weakness or weaknesses jeopardizing collection of the debt in full, with a distinct possibility of loss if the weakness or weaknesses are not corrected. Loans may be classified substandard even if payments are not 90 days or more past due. Loans 90 days or more past due are classified as substandard or lower unless the loan is adequately collateralized and in the process of collection.

Loans Graded 8 (“Doubtful”) have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, condition and values, highly questionable and improbable. The possibility of loss is extremely high, but because of factors that could work to the borrower’s advantage classification of the “doubtful” loan as “loss” is deferred.

Loans Graded 9 (“Loss”) are those considered uncollectible or portions of loans that are considered uncollectable. Loans in this category are charged-off by management.

If it is probable that the Bank will be unable to collect all principal and interest due on a commercial or non-homogenous loan then that loan is considered impaired. The measure of impairment is based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the value of collateral less estimated costs to sell for collateral dependent loans, compared to the recorded investment in the loan (including accrued interest, net deferred loans fees or costs, and unamortized premium or discount). The Bank considers commercial or non-homogenous loans graded doubtful or loss to be impaired. Some loans graded substandard are considered impaired. Special mention and watch loans are not considered to be impaired. Impairment is evaluated in total for smaller-balance loans of similar type and purpose – such as residential mortgage and consumer, – and on an individual loan basis for other loans (other loans consists of loans to non-profit organizations and loans collateralized with cash). If a loan is impaired, a portion of the loan loss allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Increases in the allowance for loan losses are made by expensing a provision for loan losses. No specific provision for loan losses expense would result if an individually reviewed loan is graded higher than “watch”, but such loans are included in the pools of loans analyzed under ASC 450-10-05. Loans classified “special mention” or “substandard”, and smaller-balance loans classified “doubtful” are assigned a provision based upon a historical migration analysis performed on classified loans. The migration analysis identifies the percentage of classified loans by category that has historically been ultimately charged-off. The migration percentages are reviewed and adjusted by management to reflect various factors such as the growth and change in mix of the loan portfolio and the regulator’s guidelines. Loans ranked “loss” are charged off in their entirety because at that point the unconfirmed loss that the loan loss allowance is intended to approximate is considered to be confirmed.

As of December 31, 2011, 2010 and 2009 classified assets were as follows:

	Classified assets at December 31,
	2011		2010		2009
	Amount	Percent of total loans	Amount	Percent of total loans	Amount	Percent of total loans
	(Dollar amounts in thousands)
Classified loans:
Special mention	$4,887	2.3%	$2,667	1.4%	$2,841	1.4%
Substandard	7,242	3.3%	9,878	5.1%	11,783	6.0%
Doubtful	—	0.0%	—	0.0%	—	0.0%
Loss	—	0.0%	—	0.0%	—	0.0%

Total classified loans	12,129	5.6%	12,545	6.5%	14,624	7.4%
Other real estate owned	18	0.0%	58	0.0%	104	0.1%

Total classified assets	$12,147	5.6%	$12,603	6.5%	$14,728	7.5%

Total classified loans decreased from $12.5 million at December 31, 2010 to $12.1 million at December 31, 2011. The Bank’s classification ratio was 21.1% and 32.0% as of December 31, 2011 and December 31, 2010. The classification ratio is calculated using total adversely classified assets (excluding special mention loans) divided by Tier 1 capital plus allowance for loan losses.

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

Changes in the Allowance for Loan Losses and Classified Assets

An effective loan review function is vital to the establishment of an appropriate loan loss allowance. Loan officers and the Bank’s credit analysts are responsible for the assignment of risk ratings for loans reviewed individually. Each quarter, a committee consisting of the Bank’s Chief Financial Officer and Senior Credit Officer evaluates the loan loss allowance and reports the results of its evaluation to senior management and the Bank’s Board of Directors. The Bank may adjust its loan loss allowance methodology as well, making adjustments in its estimates and assumptions as necessary to account for variances of estimated loan losses from actual loan loss experience. The Bank’s determination about classification of its assets and the amount of its allowances is subject to review by the Office of the Comptroller of the Currency (OCC), which may order the establishment of additional loss allowances.

The allowance for loan losses increased from $2,585,000 as of December 31, 2010 to $3,163,000 at December 31, 2011, or from 1.34% of total loans at year-end 2010 to 1.46% at December 31, 2011. Net charge-offs decreased from $2,550,000 in 2010 to $22,000 in 2011. The provision for loan losses for 2011 was $600,000, compared to $2,229,000 in 2010. The increase in the allowance for loan losses in 2011 was primarily related to the increase in loans.

Total nonperforming loans decreased from $4.9 million as of December 31, 2010 to $4.0 million at December 31, 2011. Non-performing loans consist of loans placed on non-accrual status and loans past due 90 or more days and still accruing interest. Loans past due between 30 and 89 days decreased to $1.5 million at December 31, 2011 from $1.7 million as of December 31, 2010. In 2011, total classified loans decreased from $12.5 million to $12.1 million. Management believes the allowance for loan losses is adequate as of December 31, 2011.

Loan review and monitoring is integral to effective credit administration and risk management. In order to minimize the credit risk inherent in the lending process, management and the Board of Directors has adopted a more formal and systematic approach with credit administration and loan review. As part of this systematic approach, a qualified independent third party was engaged to perform loan reviews in 2011, 2010 and 2009. Management intends to continue this practice on an annual basis.

Loans deemed uncollectible are charged against the allowance for loan losses. After a loan is charged off, the Bank continues its efforts to recover the loss. Recoveries of previously charged-off amounts are credited to the allowance for loan losses. The charge-offs in 2010 relate primarily to two commercial loans totaling $1.7 million. The Bank recorded a $400 thousand partial charge-off of a $1.6 million commercial real estate loan in 2009. The Bank recorded a $676 thousand partial charge-off of a $1.7 million commercial real estate loan in 2008. Transactions in the allowance for loan losses are summarized in following table:

	Year ended December 31,
	2011	2010	2009	2008	2007
		(Dollar amounts in thousands)
Balance, beginning of period	$2,585	$2,906	$1,718	$2,028	$1,993
Loans charged off:
Real estate:
Commercial and land development	—	340	—	688	—
One-to-four family	28	82	38	16	12
Home equity	26	45	25	9	—
Multifamily	—	—	—	—	—
Real estate construction:
Commercial and land development	—	272	400	—	—
One-to-four family	—	—	—	—	—
Commercial	—	1,797	—	42	67
Consumer	17	40	195	69	72
Credit cards	—	—	1	21	—

Total loans charged off	71	2,576	659	845	151
Recoveries of loans previously charged off:
Real estate:
Commercial and land development	—	—	—	5	—
One-to-four family	—	—	—	14	1
Home equity	1	2	2	2	—
Multifamily	—	—	—	—	—
Real estate construction:
Commercial and land development	1	—	—	—	—
One-to-four family	—	—	—	—	—
Commercial	25	—	1	20	—
Consumer	22	24	15	11	37
Credit cards	—	—	—	1	1

Total recoveries	49	26	18	53	39

Net loans charged off	(22)	(2,550)	(641)	(792)	(112)
Provision charged to operations	600	2,229	1,829	482	147

Balance, end of period	$3,163	$2,585	$2,906	$1,718	$2,028

Loans outstanding:
Average	$203,669	$195,730	$184,965	$192,472	$187,888
End of period	217,115	193,270	196,977	181,549	193,941
Ratio of allowance for loan
losses to total loans outstanding at end of period	1.46%	1.34%	1.48%	0.95%	1.05%
Net charge offs to average loans	0.01%	1.30%	0.35%	0.41%	0.06%

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

	Allocation of the allowance for loan losses at December 31,
	2011		2010		2009		2008		2007
	Amount	Percent(1)	Amount	Percent(1)	Amount	Percent(1)	Amount	Percent(1)	Amount	Percent(1)
				(Dollar amounts in thousands)
Real estate:
Commercial and land development	$1,319	31%	$1,019	30%	$1,142	28%	$501	24%	$779	24%
One-to-four family	627	26%	510	24%	163	26%	283	30%	321	41%
Home equity	66	14%	100	14%	73	13%	74	14%	86	11%
Multifamily	225	8%	164	8%	29	5%	41	2%	20	3%
Real estate construction:
Commercial and land development	89	2%	248	5%	424	6%	42	6%	16	2%
One-to-four family	9	0%	1	0%	2	0%	4	1%	14	2%
Commercial	788	15%	460	14%	929	16%	579	15%	552	10%
Consumer:
Auto:
Direct	10	1%	13	1%	37	2%	43	2%	60	2%
Indirect	25	2%	35	3%	100	4%	147	6%	99	4%
Other	5	1%	5	1%	7	0%	4	0%	5	1%
Credit cards	—	0%	—	0%	—	0%	—	0%	48	0%
Unallocated	—	0%	30	0%	—	0%	—	0%	28	0%

Total	$3,163	100%	$2,585	100%	$2,906	100%	$1,718	100%	$2,028	100%

(1)	- Percent of loans in each category to total loans.

Management reviews nonperforming assets on a regular basis and assesses the requirement for specific reserves on those assets. Any loan past due 90 days or more and any loan on nonaccrual is considered to be a nonperforming asset. Any loan 90 days or more past due that is not both adequately collateralized and in a positive cash-flow position and any loan to a borrower experiencing serious financial deterioration may be placed on nonaccrual by the Senior Credit Officer with the concurrence of senior management. Interest received on nonaccrual loans – also referred to as nonperforming loans – is recorded as a reduction of principal. The table to follow summarizes nonperforming loans and other nonperforming assets by category.

		Problem assets at December 31,
	2011	2010	2009	2008	2007
		(Dollar amounts in thousands)
Nonaccrual loans	$3,836	$4,373	$4,716	$1,752	$2,645
Past due 90 days or more and still accruing	177	487	458	261	158
Restructured loans and leases(1)	—	—	—	—	—

Total nonperforming loans	4,013	4,860	5,174	2,013	2,803
Other real estate owned	18	58	104	354	194

Total nonperforming assets	$4,031	$4,918	$5,278	$2,367	$2,997

Loans outstanding, net	$213,952	$190,685	$194,071	$179,831	$191,488
Nonperforming loans to total net loans	1.88%	2.55%	2.67%	1.12%	1.46%
Nonperforming assets to total assets	0.99%	1.31%	1.43%	0.70%	0.98%
Allowance for loan losses to total loans	1.46%	1.34%	1.48%	0.95%	1.05%
Allowance for loan losses to nonperforming loans	78.82%	53.19%	56.17%	85.35%	72.35%

(1)	All restructured loans and leases as of the dates shown were on nonaccrual status and are included as nonaccrual loans and leases in this table.

Securities

Total securities increased $12.1 million or 8.8% at December 31, 2011 when compared to December 31, 2010. Securities are primarily comprised of mortgage-backed securities, municipal securities and securities issued by corporations. The Bank actively purchases bonds issued by local municipalities, school systems and other public entities when opportunities arise. Securities are classified either as held to maturity or as available for sale. The Bank does not hold any securities for trading purposes. If management has the intent and the Bank has the ability at the time of purchase to hold a security until maturity, the security is classified as held to maturity and it is reflected on the balance sheet at amortized cost. Securities to be held for indefinite periods and not intended to be held to maturity or on a long-term basis are classified as available for sale, and they are reflected on the balance sheet at their fair value. Management generally believes that all securities should be classified as available for sale but makes that determination at the time of purchase. In order to more effectively manage securities and to be in a better position to react to market conditions, at December 31, 2011, all securities were classified as available for sale. At year-end 2011 and 2010 there was no single issuer of securities where the total book value of such securities exceeded 10% of shareholders’ equity except for U.S. government and agency obligations.

The following table shows the amortized cost and estimated fair values of the corporation’s securities portfolio at the date indicated.

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(Dollar amounts in thousands)
December 31, 2011
Available for sale:
U.S. Government and federal agency	$2,430	$16	$—	$2,446
State and municipal	53,841	3,592	(10)	57,423
Mortgage-backed: residential	88,362	2,060	(136)	90,286
Equity securities	23	—	(3)	20

Total securities	$144,656	$5,668	$(149)	$150,175

December 31, 2010
Available for sale:
U.S. Government and federal agency	$2,954	$21	$—	$2,975
State and municipal	44,656	833	(484)	45,005
Corporate bonds and notes	1,487	29	—	1,516
Mortgage-backed: residential	86,001	2,766	(240)	88,527
Equity securities	23	—	(13)	10

Total securities	$135,121	$3,649	$(737)	$138,033

December 31, 2009
Available for sale:
U.S. Government and federal agency	$819	$—	$—	$819
State and municipal	28,019	763	(99)	28,683
Corporate bonds and notes	7,640	137	—	7,777
Mortgage-backed: residential	89,972	3,058	(87)	92,943
Equity securities	23	—	(4)	19

Total securities	$126,473	$3,958	$(190)	$130,241

The contractual maturity of securities available for sale at December 31, 2011 is shown below.

	One year or less	More than one to five years	More than five to ten years	More than ten years	Total securities
	Amortized Cost Average yield	Amortized Cost Average yield	Amortized Cost Average yield	Amortized Cost Average yield	Amortized Cost Average yield	Fair value
	(Dollar amounts in thousands)
U.S. Government and	$—	$1,743	$687	$—	$2,430	$2,446
federal agency	—	1.22%	4.49%	—	2.15%

State and municipal	2,748	3,787	19,639	27,667	53,841	57,423
	1.36%	3.25%	3.41%	3.69%	3.44%
Mortgage-backed:
residential	—	697	73,532	14,133	88,362	90,286
	—	1.66%	2.57%	3.55%	2.72%

Total	$2,748	$6,227	$93,858	$41,800	$144,633	$150,155
	1.36%	2.51%	2.76%	3.64%	2.98%

Restricted Equity Securities

As of December 31, 2011, the Bank held 24,855 shares of $100 par value Federal Home Loan Bank of Cincinnati stock, which are restricted-equity securities. FHLB stock represents an equity interest in the FHLB, but it does not have a readily determinable fair value. The stock can be sold at its par value only, and only to the FHLB or to another member institution. Member institutions are required to maintain a minimum stock investment in the FHLB, based on total assets, total mortgages, and total mortgage-backed securities.

As of December 31, 2011, the Bank held 14,960 shares of Federal Reserve Bank stock, with a carrying value of $734 thousand, which are restricted equity securities. The capital stock represents an equity interest in the Federal Reserve Bank, but does not have a readily determinable fair value. Member institutions are required to hold 6% of capital and surplus in Federal Reserve Bank stock at all times.

Total Liabilities

Total liabilities increased by $28.2 million or 8.4% from 2010 to 2011. This increase is primarily a result of a $31.5 million increase in deposits, partially offset by a decrease of $7.0 million in Federal Home Loan Bank advances.

Deposits

Deposits increased during 2011 by $31.5 million or 10.2%. The increase is primarily attributed to a growth in interest-bearing demand deposits of $20.4 million or 15.2%. Much of the increase in this category is attributed to the Bank’s success in marketing our “Platinum Checking” and “Bonus Checking” accounts. The increase in interest-bearing demand deposits was partially offset by a decrease in time deposits. Savings accounts increased by $6.0 million or 12.0% from the end of 2010 to the end of 2011. Time deposits decreased by $8.2 million or 12.1%. This decrease is a result of the success of our premium money market and interest-bearing checking accounts, and management’s decision to maintain a reasonable time deposit rate structure.

Maturity of time deposits of $100,000 or more at December 31, 2011

(Dollar amounts in thousands)

	Amount	Percent of Total
Time remaining to maturity:
Three months or less	$2,209	14.4%
Over three through 12 months	7,328	47.9%
Over one year through 3 years	4,790	31.3%
Over 3 years	978	6.4%

	$15,305	100.0%

Liquidity and Capital Resources

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

The most liquid assets are cash and cash equivalents, which at year-end 2011 consisted of $15.2 million in cash and due from banks. At year-end 2010 cash and cash equivalents consisted of $12.8 million in cash and due from banks. Federal funds sold are overnight investments with correspondent banks, an investment and liquidity tool used to maximize earning assets. Securities classified as available for sale that are not pledged are another source of liquidity. We consider the Bank’s loans-to-deposits ratio to assess liquidity, seeking to cap the ratio of loans to deposits at 90%. The ratio of total loans to deposits at year-end 2011 was 63.7%. At the end of 2011 the fair value of securities available for sale was approximately $150.2 million, while the fair value of securities pledged was approximately $63.9 million, representing securities pledged to secure public deposits and repurchase agreements.

The Corporation’s operating activities, as described in the Consolidated Statements of Cash Flows in the attached consolidated financial statements, include net cash provided of $6.8 million in 2011, $5.1 million in 2010 and $1.4 million in 2009, generated principally from net income in those years. The Bank reported $11.3 and $11.4 million in originations and proceeds from sales of mortgage loans held for sale as operating activities in 2011.

The Corporation’s investing activities, as described in the Consolidated Statements of Cash Flows in the attached consolidated financial statements, consist primarily of loan originations and repayments, along with securities purchases, sales and maturities. In 2011, net cash used in investing activities was $29.4 million. The purchases of securities, offset by maturities, repayments and sales accounted for the use of $10.6 million. Proceeds from the maturities and repayments of time deposits with other financial institutions provided $5.5 million. The increase in loans over the year utilized $26.1 million of cash.

In 2010, net cash used in investing activities was $4.2 million. The purchase of securities, offset by maturities, repayments and sales accounted for the use of $9.0 million. Proceeds from the maturities and repayments of time deposits with other financial institutions provided $8.9 million. Purchases of property and equipment, primarily related to our office rebranding project, were $4.2 million.

The Corporation’s financing activities, as described in the Consolidated Statements of Cash Flows in the attached consolidated financial statements, include the solicitation and repayment of customer deposits, borrowings and repayments, treasury stock activity, and the payment of dividends. In 2011, net cash provided by financing activities was $25.5 million. The increase in deposits over the year provided $31.5 million of cash. At December 31, 2011, the Bank had $8.0 million of borrowings outstanding with FHLB, maturing in the years 2012 and 2014. This amount represents a $7.0 million decrease from the $15.0 million that was owed at the end of 2010.

Net cash provided by financing activities was $3.8 million in 2010. The increase in deposits during 2010 provided $17.8 million of cash. The maturity of FHLB borrowings used $12.0 million of cash during the year.

First National Bank has approximately $14.0 million available in short-term funding arrangements with its correspondent banks and the FHLB as of December 31, 2011. Additional information concerning FHLB borrowings and bank obligations under repurchase agreements is contained in Notes 8 and 9 of the consolidated financial statements of National Bancshares Corporation. The outstanding balances and related information about short-term borrowings, which consists almost entirely of securities sold under agreements to repurchase are summarized as follows:

	Year ended December 31,
	2011	2010	2009
	(Dollar amounts in thousands)
Balance at year-end	$10,168	$7,747	$6,105
Average balance outstanding	9,071	8,032	7,442
Maximum month-end balance	11,114	12,083	8,965
Weighted-average rate at year-end	0.15%	0.15%	0.25%
Average rate during the year	0.15%	0.15%	0.26%

The Bank is subject to federal regulations imposing minimum capital requirements. Total risk-based capital, tier I risk-based capital, and tier I leverage capital ratios are monitored to assure compliance with regulatory capital requirements. At December 31, 2011, the Bank exceeded minimum risk-based and leverage capital ratio requirements. The Bank’s ratio of total capital to risk-based assets was 13.85% on December 31, 2011. The minimum required ratio to be considered adequately capitalized is 8%. Additional information concerning capital ratios at year-end 2011 and 2010 is contained in Note 14 of the consolidated financial statements.

Contractual Obligations

As discussed in the notes to National Bancshares Corporation’s consolidated financial statements, obligations exist to make payments under contracts, including borrowings. At December 31, 2011, the aggregate contractual obligations are outlined below:

	Payment due by period
	(Dollar amounts in thousands)
	Total	One year or less	More than one to three years	More than three to five years	More than five years
Time deposits	$59,663	$30,812	$24,056	$4,795	$—
Deposits without a stated maturity	281,001	281,001	—	—	—
Long-term obligations	8,000	3,000	5,000	—	—
Information system contract obligations	3,030	1,099	1,733	198	—
Operating lease obligations	194	51	98	45	—

	$351,888	$315,963	$30,887	$5,038	$—

Off-Balance Sheet and Contingent Liabilities

Financial instruments, such as loan commitments, credit lines, and letters of credit are issued to satisfy customers’ financing needs. Ordinarily having fixed expiration dates, these commitments are agreements to provide credit or to support the credit of others, as long as conditions established in the contracts are satisfied. Off-balance-sheet risk in the form of potential credit loss exists up to the face amount of these instruments, although we do not expect losses. Since these commitments are viewed as loans, the same credit policies used for loans are used to evaluate making the commitments. These funding commitments by expiration period were as follows at year-end 2011:

	Expiration of funding commitments
	One year or less	More than one year	Total
	(Dollar amounts in thousands)
Unused loan commitments	$20,457	$26,405	$46,862
Commitment to make loans	3,376	—	3,376
Overdraft protection	11,664	—	11,664
Letters of credit	266	—	266

	$35,763	$26,405	$62,168

Of the unused loan commitments, $2,256 are fixed-rate commitments, $48,248 are variable-rate commitments and $11,664 are related to automatic overdraft protection for checking accounts. Rates on unused fixed-rate loan commitments range from 5.00% to 6.75%. The funding commitments shown in the table above do not necessarily represent future cash requirements since experience demonstrates that a large percentage of funding commitments expire unused or partially used.

The Bank is required by regulations of the Federal Reserve Board to maintain cash reserves on hand or on deposit with the Federal Reserve Bank. Reserve requirements vary according to the amount of a Bank’s transaction accounts, checking accounts principally. First National Bank was required to maintain cash reserve balances with the Federal Reserve Bank of $100 thousand at year-end 2011 and $100 thousand at year-end 2010.

The Bank sells some of the loans it originates, particularly conventional fixed-rate residential mortgage loans. The loans are sold without recourse. The Bank has retained mortgage-servicing rights on approximately $16.4 million of residential mortgage loans sold.

Shareholders’ Equity

The $3.8 million or 9.7% increase in shareholders’ equity from year-end 2010 to year-end 2011 was caused by an increase in retained earnings of $1.9 million, and a $1.7 million increase in accumulated other comprehensive income, which resulted from an increase in the fair value of securities available for sale. Accumulated other comprehensive income represents the unrealized appreciation or depreciation (net of taxes) in the fair value of securities available for sale. Interest rate volatility, economic and interest rate conditions could cause material fluctuations in accumulated other comprehensive income. The dividend payout ratio for 2011 was 27.03% versus 53.28% in 2010.

National Bancshares Corporation is dependent on the Bank for earnings and funds necessary to pay dividends, and the payment of dividends, by the Bank to National Bancshares Corporation, is subject to bank regulatory restrictions. According to the National Bank Act and Office of the Comptroller of the Currency (OCC) Rule 5.64, a national bank may never pay a cash dividend without advance OCC approval if the amount of the dividend exceeds retained net income for the year and for the two preceding years (after any required transfers to surplus). The Bank could, without prior approval, pay dividends to the holding company of approximately $5.7 million as of December 31, 2011.

Interest Rate Sensitivity

Asset-liability management is the active management of a bank’s balance sheet to maintain a mix of loans and deposits consistent with its goals for long-term growth and risk management. Banks, in the normal course of business, assume financial risk by making loans at interest rates that differ from rates paid on deposits. Deposits often have shorter maturities than loans and adjust to current market rates faster than loans. The result is a balance sheet mismatch between assets (loans) and liabilities (deposits).

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

Option risk is the risk that a change in prevailing interest rates will lead to an adverse impact on earnings or capital caused by changes in the timing of cash flows from investments, loans and deposits. Cash flows may be received earlier than expected as a result of the exercise of the option to prepay or withdraw early embedded in the financial contracts. The option a borrower has to prepay a loan is similar to the option a depositor has to make an early withdrawal from a deposit account. This form of embedded option gives the customer the opportunity to benefit when interest rates change in their favor and ordinarily occurs at the Bank’s expense in the form of higher interest expense or lower interest income. Residential mortgage loans tend to have higher option risk because of the borrower’s option to prepay the loan, primarily through refinancing when rates decline, and higher interest rate risk because of the longer term associated with residential mortgage loans. Option risk in the form of prepayments also affects the value of mortgage-backed securities.

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

December 31, 2011
Basis Point Change in Rates	+300 bp	+200 bp	+100 bp	-100 bp	-200 bp	-300 bp

Increase (decrease) in EVE	(13.3)%	(6.3)%	(1.1)%	(8.2)%	nm	nm

December 31, 2010
Basis Point Change in Rates	+300 bp	+200 bp	+100 bp	-100 bp	-200 bp	-300 bp
Increase (decrease) in EVE	(12.9)%	(6.8)%	(1.9)%	(4.3)%	nm	nm

nm – not meaningful

The Bank is in compliance with the interest rate risk policy limits related to EVE as of December 31, 2011 and 2010.

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

December 31, 2011
Basis Point Change in Rates	+300 bp	+200 bp	+100 bp	-100 bp	-200 bp	-300 bp

Increase (decrease) in Earnings	(1.0)%	(0.4)%	(0.1)%	(0.4)%	nm	nm

December 31, 2010
Basis Point Change in Rates	+300 bp	+200 bp	+100 bp	-100 bp	-200 bp	-300 bp

Increase (decrease) in Earnings	(0.7)%	(0.4)%	(0.3)%	(1.4)%	nm	nm

nm – not meaningful

The Bank is in compliance with the interest rate risk policy limits related to EAR as of December 31, 2011 and 2010.

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

Interest rate risk can significantly affect income and expense on interest sensitive assets and liabilities, and can also affect the underlying value of the Bank’s assets. The goal in managing interest rate sensitivity is to maintain an appropriate balance between interest sensitive assets and liabilities in order to minimize the impact of volatility in market interest rates.

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

Management attempts to maintain consistent net interest income and net income while managing interest rate risk within Board approved policy limits. Evaluating the Bank’s exposure to changes in interest rates is the responsibility of Bank management which reports directly to the Board of Directors. Bank management assesses both the adequacy of the management process used to control interest rate risk and the quantitative level of exposure, monitoring and managing interest rate risk to control the effect of changing interest rates on net interest income and net income. Evaluating the quantitative level of interest rate risk exposure requires assessment of existing and potential effects of changes in interest rates on the Bank’s financial condition, including capital adequacy, earnings, liquidity and asset quality. Bank management also monitors the Bank’s liquidity levels. Interest rate risk exposure is reviewed quarterly with the Board of Directors. Risk is mitigated by matching maturities or repricing opportunities.

Results of Operations

First National Bank derives substantially all of its income from banking and bank-related services, including interest earnings on residential real estate, commercial real estate, commercial and consumer loans and investment securities along with fee income from deposit services. National Bancshares Corporation’s business consists almost exclusively of acting as holding company for the Bank. First National Bank’s business consists primarily of gathering deposits and making loans, principally in Wayne, Stark, Summit, Medina and Holmes counties, Ohio.

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

	Year ended December 31,
	2011			2010			2009
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
	(Dollars amounts in thousands)
Assets
Interest earning assets:
Securities:
Taxable	$91,834	$3,019	3.38%	$99,508	$3,541	3.70%	$113,608	$5,397	4.88%
Nontaxable (1)	48,973	2,462	5.19%	35,072	1,839	5.43%	20,557	1,226	6.09%
Federal funds sold	—	—	—	—	—	—	6,063	12	0.20%
Interest bearing deposits	25,847	93	0.36%	25,704	210	0.82%	1,906	25	1.31%
Net loans (including nonaccrual loans)	200,802	10,676	5.32%	192,836	10,536	5.46%	183,001	10,222	5.59%

Total interest-earning assets	367,456	16,250	4.42%	353,120	16,126	4.57%	325,135	16,882	5.19%
All other assets	30,815			27,689			27,502

Total assets	$398,271			$380,809			$352,637

Liabilities and Shareholder’s Equity
Interest-bearing liabilities:
Deposits:
Interest-bearing checking	$148,611	766	0.52%	$123,993	683	0.55%	$109,400	1,026	0.94%
Savings	53,688	81	0.15%	48,721	62	0.13%	48,198	123	0.26%
Time, $100,000 and over	16,748	212	1.27%	18,962	357	1.88%	13,901	340	2.45%
Time, other	47,471	691	1.46%	55,742	1,086	1.95%	58,822	1,627	2.77%
Federal Home Loan Bank advances	9,915	256	2.58%	24,652	984	3.99%	25,389	1,076	4.24%
Other funds purchased	9,661	44	0.46%	9,115	47	0.52%	8,777	45	0.51%

Total interest-bearing liabilities	286,094	2,050	0.72%	281,185	3,219	1.14%	264,487	4,237	1.60%
Demand deposits	67,968			56,657			46,265
Other liabilities	3,336			3,345			3,662
Shareholders’ equity	40,873			39,622			38,223

Total liabilities and shareholders’ equity	$398,271			$380,809			$352,637

Net interest income (1)		$14,200			$12,907			$12,645

Interest rate spread (2)			3.70%			3.43%			3.59%
Net yield on interest-earning assets (3)			3.86%			3.66%			3.89%
Ratio of average interest-earning assets to average interest-bearing liabilities		128.44%				125.58%		122.93%

(1)	Tax-equivalent basis
(2)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3)	Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

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

	2011 over 2010			2010 over 2009
(Dollar amounts in thousands)	Volume	Rate	Net change	Volume	Rate	Net change
Interest income
Securities:
Taxable	$(346)	$(176)	$(522)	$(658)	$(1,198)	$(1,856)
Nontaxable (tax-equivalent basis)	643	(20)	623	722	(109)	613
Federal funds sold	—	—	—	(12)	—	(12)
Interest bearing deposits	1	(118)	(117)	194	(9)	185
Loans (including nonaccrual loans)	424	(284)	140	537	(223)	314

Total interest income (tax-equivalent basis)	$722	$(598)	$124	$783	$(1,539)	$(756)
Interest expense
Deposits
Interest bearing checking	$127	$(44)	$83	$80	$(423)	$(343)
Savings	7	12	19	1	(62)	(61)
Time, $100,000 and over	(28)	(117)	(145)	95	(78)	17
Time, other	(120)	(275)	(395)	(60)	(481)	(541)
Federal Home Loan Bank Advances	(381)	(347)	(728)	(29)	(63)	(92)
Other funds purchased	2	(5)	(3)	2	—	2

Total interest expense	$(393)	$(776)	$(1,169)	$89	$(1,107)	$(1,018)

Change in net interest income (tax-equivalent basis)*	$1,115	$178	$1,293	$695	$(433)	$262

*	Tax equivalence based on highest statutory tax rates of 34%.

2011 versus 2010

During 2011, net income increased $1.3 million or 97.1% to $2.6 million. Accordingly, basic and diluted earnings per share increased from $0.60 per share in 2010 to $1.18 per share in 2011. Earnings for 2011 were positively impacted by an increase in net interest income and a decrease in the provision for loan losses partially offset by an increase in noninterest expense and an increase in income tax expense. Returns on average equity and average assets for the year ending December 31, 2011, were 6.39% and 0.66%, respectively, compared to 3.34% and 0.35% for the year ending December 31, 2010.

Interest and fees on loans increased $140 thousand or 1.3%, due to an increase in the average balance of loans in 2011, offset by a decrease in the yield on loans. Securities interest and dividend income decreased $111 thousand or 2.3% over 2010. Much of this decrease is attributable to a lower yield on securities.

Interest expense decreased $1.2 million or 36.3% during 2011, as the Bank’s deposits and short-term borrowings were affected by the falling interest rate environment. The cost of interest-bearing liabilities fell from 1.14% in 2010 to 0.72% in 2011. Most of the growth in interest-bearing liabilities occurred in interest-bearing demand deposit accounts. The cost of interest-bearing demand deposits is relatively low compared to other interest-bearing liabilities. Interest expense on deposits decreased $438 thousand or 20.0% in 2011. Federal Home Loan Bank advances interest expense decreased $728 thousand or 74.0% as the amount of advances decreased from $15 million to $8 million during 2011.

The provision for loan losses was $600 thousand in 2011, compared to $2.2 million in 2010. The allowance for loan losses and the related provision for loan losses is based on management’s judgment and evaluation of the loan portfolio. The 2011 provision for loan losses was primarily related to the growth in the loan portfolio. Net charge-offs were $22 thousand for 2011, compared to $2.6 million for 2010. The charge-offs in 2010 relate primarily to two commercial loans totaling $1.7 million. One of the aforementioned loans was graded substandard and considered impaired as of December 31, 2009. Management allocated $500 thousand for the loan as of December 31, 2009. The allowance as a percentage of loans increased from 1.34% at December 31, 2010 to 1.46% at December 31, 2011. Classified loans have decreased from $12.5 million as of December 31, 2010 to $12.1 million as of December 31, 2011. Total nonperforming loans have decreased from $4.9 million as of December 31, 2010 to $4.0 million as of December 31, 2011. Management believes the current allowance for loan losses is adequate, however changing economic and other conditions may require future adjustments to the allowance for loan losses.

Noninterest income decreased $158 thousand or 5.0% during 2011. The change is primarily related to the decrease in securities gains (losses), net partially offset by gains on sale of SBA loans and the death benefit of a life insurance policy.

Noninterest expense was $12.7 million for the year ended December 31, 2011 compared to $11.8 million for 2010, an increase of 7.5%. Salaries and employee benefits, data processing and occupancy expense were higher in 2011, compared to 2010 levels. The increase in salaries and employee benefits is primarily related to an expansion of branch hours in late 2010. The increase in data processing is related to the increased customer usage of online banking, including bill-pay. The increase in net occupancy expense is primarily related to depreciation expense from property and equipment purchased in 2009 and 2010 during our office rebranding project.

Income tax expense was $444 thousand for the year ended December 31, 2011, representing an increase of $373 thousand compared to 2010. The change is primarily related to an increase in income before income taxes, partially offset by an increase in interest income derived from nontaxable securities.

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

Interest expense decreased $1.0 million or 24.0% during 2010, as the Bank’s deposits and short-term borrowings were affected by the falling interest rate environment. The cost of interest-bearing liabilities fell from 1.60% in 2009 to 1.14% in 2010. Most of the growth in interest-bearing liabilities occurred in interest-bearing demand deposit accounts. The cost of interest-bearing demand deposits is relatively low compared to other interest-bearing liabilities. Interest expense on deposits decreased $928 thousand or 29.8% in 2010. Federal Home Loan Bank advances interest expense decreased $92 thousand or 8.6% as the amount of advances decreased from $27 million to $15 million during 2010.

The provision for loan losses was $2.2 million in 2010, compared to $1.8 million in 2009. The allowance for loan losses and the related provision for loan losses is based on management’s judgment and evaluation of the loan portfolio. Net charge-offs were $2.6 million for 2010, compared to $641 thousand for 2009. The increase in charge-offs in 2010 relate primarily to two commercial loans totaling $1.7 million. One of the aforementioned loans was graded substandard and considered impaired as of December 31, 2009. Management allocated $500 thousand for the loan as of December 31, 2009. The allowance as a percentage of loans decreased from 1.48% at December 31, 2009 to 1.34% at December 31, 2010. Classified loans have decreased from $14.6 million as of December 31, 2009 to $12.5 million as of December 31, 2010. Total nonperforming loans have decreased from $5.2 million as of December 31, 2009 to $4.9 million as of December 31, 2010. Management believes the current allowance for loan losses is adequate, however changing economic and other conditions may require future adjustments to the allowance for loan losses.

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

Critical Accounting Policies

National Bancshares Corporation’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America – GAAP – and follow general practices within the industry in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments based on information available as of the date of the consolidated financial statements, affecting the amounts reported in the financial statements and accompanying notes. Certain policies necessarily require greater reliance on the use of estimates, assumptions, and judgments. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the consolidated financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management, including the use of internal cash-flow modeling techniques. National Bancshares Corporation’s most significant accounting policies are presented in Note 1 of the consolidated financial statements. Management considers the allowance for loan losses, valuation of securities and goodwill and other intangible assets to be the most subjective and the most susceptible to change as circumstances and economic conditions change.

Allowance for Loan Losses

An allowance for loan losses recorded under generally accepted accounting principles is a valuation allowance for probable incurred credit losses, based on current information and events, increased by the provision for loan losses and decreased by charge-offs less recoveries. The amount of the allowance is a product of management’s judgment and it is inevitably imprecise. Estimating the allowance requires significant judgment and the use of estimates related to many factors, including the amount and timing of future cash flows on problem loans, estimated losses on pools of loans based on historical loss experience, and consideration of current economic trends and conditions, all of which are susceptible to significant change. Although management believes that the allowance for loan losses was adequate at December 31, 2011, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy and employment could result in increased levels of non-performing assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a bank’s loan loss allowance. The Office of the Comptroller of the Currency (OCC) could require the recognition of additions to the loan loss allowance based on the OCC’s judgment of information available to it at the time of its examination of First National Bank.

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

The Corporation performed a goodwill impairment analysis as of September 30, 2011. The fair value of the single reporting unit was determined to be greater than the carrying value. The fair value was determined by using estimated sales price multiples based on recent observable market transactions.

New Accounting Pronouncements

See Note 1 of the consolidated financial statements for details on new accounting pronouncements.

CONSOLIDATED BALANCE SHEETS

December 31, 2011 and 2010

(Dollar amounts in thousands, except per share data)

	2011	2010
ASSETS
Cash and due from banks	$15,213	$12,837
Time deposits with other financial institutions	246	5,697
Securities available for sale	150,175	138,033
Restricted equity securities	3,220	3,219
Loans held for sale	207	—
Loans, net of allowance for loan losses:
2011 – $3,163
2010 – $2,585	213,952	190,685
Premises and equipment, net	12,173	12,526
Goodwill	4,723	4,723
Identified intangible assets	—	107
Accrued interest receivable	1,404	1,270
Bank owned life insurance	2,649	2,862
Other assets	2,124	2,137

	$406,086	$374,096

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits
Non-interest bearing	$70,810	$57,435
Interest bearing	269,854	251,699

Total deposits	340,664	309,134
Repurchase agreements	10,168	7,747
Federal Reserve note account	—	724
Federal Home Loan Bank advances	8,000	15,000
Accrued interest payable	219	312
Accrued expenses and other liabilities	4,290	2,198

Total liabilities	363,341	335,115

Commitments and contingent liabilities

Shareholders’ equity
Common stock, no par value; 6,000,000 shares authorized;
2,289,528 shares issued	11,447	11,447
Additional paid-in capital	4,815	4,775
Retained earnings	24,335	22,475
Treasury stock, at cost (76,259 and 83,555 shares)	(1,495)	(1,639)
Accumulated other comprehensive income	3,643	1,923

Total shareholders’ equity	42,745	38,981

	$406,086	$374,096

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

	2011	2010	2009
Interest and dividend income
Loans, including fees	$10,676	$10,536	$10,222
Securities:
Taxable	3,019	3,541	5,397
Nontaxable	1,625	1,214	809
Federal funds sold and other	93	210	37

Total interest and dividend income	15,413	15,501	16,465

Interest expense
Deposits	1,750	2,188	3,116
Short-term borrowings	44	47	45
Federal Home Loan Bank advances	256	984	1,076

Total interest expense	2,050	3,219	4,237

Net interest income	13,363	12,282	12,228
Provision for loan losses	600	2,229	1,829

Net interest income after provision for loan losses	12,763	10,053	10,399

Noninterest income
Checking account fees	1,085	1,125	1,070
Visa check card interchange fees	549	442	353
Deposit and miscellaneous service fees	321	338	280
Mortgage banking activities	256	285	310
Loss on sales of other real estate owned	(38)	(24)	(112)
Securities gains, net	214	661	770
Gain on sale of SBA loans	171	—	—
Death benefit from life insurance policy	121	—	—
Other	353	363	301

Total noninterest income	3,032	3,190	2,972

Noninterest expense
Salaries and employee benefits	6,025	5,550	5,279
Data processing	1,160	1,033	909
Net occupancy	1,480	1,231	1,056
FDIC assessment	362	520	605
Professional and consulting fees	637	685	582
Franchise tax	360	348	327
Maintenance and repairs	237	203	187
Amortization of intangibles	107	90	225
Telephone	242	237	216
Marketing	240	240	233
Director fees	188	193	199
Directors pension expense	181	98	25
Software license and maintenance fees	245	202	189
Postage and supplies	283	295	304
Other	992	922	1,028

Total noninterest expense	12,739	11,847	11,364

Income before income taxes	3,056	1,396	2,007
Income tax expense	444	71	398

Net income	$2,612	$1,325	$1,609

Weighted average common shares outstanding	2,211,508	2,205,973	2,202,457
Basic and diluted earnings per common share	$1.18	$0.60	$0.73

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
Balance at January 1, 2009	$11,447	$4,718	$20,972	$(1,709)	$1,453	$36,881

Comprehensive income:
Net income			1,609			1,609
Other comprehensive income (loss), net of tax					1,034	1,034

Total comprehensive income						2,643
Cash dividends declared ($.32 per share)			(705)			(705)
Stock awards issued from Treasury Shares (3,605 shares)			(20)	70		50
Compensation expense under stock-based compensation plans		34				34

Balance at December 31, 2009	11,447	4,752	21,856	(1,639)	2,487	38,903

Comprehensive income:
Net income			1,325			1,325
Other comprehensive income (loss), net of tax					(564)	(564)

Total comprehensive income						761

Cash dividends declared ($.32 per share)			(706)			(706)
Compensation expense under stock-based compensation plans		23				23

Balance at December 31, 2010	11,447	4,775	22,475	(1,639)	1,923	38,981

Comprehensive income:
Net income			2,612			2,612
Other comprehensive income (loss), net of tax					1,720	1,720

Total comprehensive income						4,332
Cash dividends declared ($.32 per share)			(706)			(706)
Stock awards issued from Treasury Shares (7,296 shares)			(46)	144		98
Compensation expense under stock-based compensation plans		40				40

Balance at December 31, 2011	$11,447	$4,815	$24,335	$(1,495)	$3,643	$42,745

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

	2011	2010	2009
Cash flows from operating activities
Net income	$2,612	$1,325	$1,609
Adjustments to reconcile net income to net cash from operating activities
Provision for loan losses	600	2,229	1,829
Deferred income taxes	25	95	(382)
Depreciation, amortization and accretion	2,338	1,876	877
Earnings on Bank owned life insurance	(87)	(91)	(94)
Death benefit from life insurance policy	(121)	—	—
Restricted equity securities dividends	(1)	(1)	(1)
Origination of mortgage loans held for sale	(11,313)	(11,889)	(16,751)
Proceeds from sales of mortgage loans held for sale	11,362	12,490	16,745
Gain on sale of loans	(256)	(285)	(310)
Net security gains	(214)	(661)	(770)
Loss on sale/write-down of other real estate owned	38	24	112
Gain from the sale of loans guaranteed by SBA	(171)	—	—
Compensation expense under stock-based compensation plans	138	23	84
Change in other assets and liabilities	1,331	(68)	(1,503)

Net cash from operating activities	6,281	5,067	1,445

Cash flows from investing activities
Purchases of time deposits with other financial institutions	—	(984)	(13,580)
Proceeds from time deposits with other financial institutions	5,451	8,867	—
Available for sale securities:
Maturities, repayments and calls	37,781	38,526	36,757
Sales	14,980	18,775	23,084
Purchases	(63,364)	(66,312)	(60,353)
Purchases of premises and equipment	(580)	(4,241)	(3,437)
Proceeds from the sale of loans guaranteed by SBA	2,360	—	—
Proceeds from sale of other real estate owned	56	113	191
Proceeds from the sale of an impaired loan	—	930	—
Purchase of loans	—	(1,184)	(1,151)
Net change in loans to customers	(26,110)	1,350	(15,118)

Net cash from investing activities	(29,426)	(4,160)	(33,607)

Cash flows from financing activities
Net change in deposits	31,530	17,761	27,731
Net change in short-term borrowings	1,697	(1,249)	(3,565)
Proceeds from Federal Home Loan Bank advances	—	—	10,000
Repayments Federal Home Loan Bank advances	(7,000)	(12,000)	(4,000)
Dividends paid	(706)	(706)	(881)

Net cash from financing activities	25,521	3,806	29,285

Net change in cash and cash equivalents	2,376	4,713	(2,877)
Beginning cash and cash equivalents	12,837	8,124	11,001

Ending cash and cash equivalents	$15,213	$12,837	$8,124

Supplemental cash flow information:
Interest paid	$2,143	$3,315	$4,519
Income taxes paid	420	537	400
Supplemental noncash disclosures:
Transfer from loans to other real estate owned	54	91	54

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include National Bancshares Corporation and its wholly-owned subsidiaries, First National Bank, Orrville, Ohio (Bank) and NBOH Properties, LLC, together referred to as “the Corporation.” NBOH Properties, LLC owns a multi-tenant commercial building in Fairlawn, Ohio. A portion of this building is utilized as our Fairlawn banking office. This activity is not considered material for segment reporting purposes. The Bank has a minority interest in First Kropf Title, LLC, which is immaterial to the consolidated financial statements. Intercompany transactions and balances are eliminated in consolidation.

The Corporation provides financial services through its main and branch offices in Orrville, Ohio, and branch offices in surrounding communities in Wayne, Medina, Stark and Summit counties. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are commercial and residential mortgage, commercial and consumer installment loans. Most loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Other financial instruments, which potentially represent concentrations of credit risk, include investment securities and deposit accounts in other financial institutions. There are no significant concentrations of loans to any one industry or customer. However, the customer’s ability to repay their loans is dependent on the real estate and general economic conditions of the Corporation’s market area.

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

Management evaluates securities for other than temporary impairment (“OTTI”) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

recognized in the income statement and 2) other-than-temporary impairment (OTTI) related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of other-than-temporary impairment is recognized through earnings.

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

Interest income on real estate, real estate construction and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 or more days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. A loan is moved to non-accrual status in accordance with the Corporation’s policy, typically after 90 days of non-payment.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is recorded as a reduction in principal, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Concentration of Credit Risk: Most of the Corporation’s business activity is with customers located within Wayne, Stark, Summit, Holmes and Medina Counties. Therefore, the Corporation’s exposure to credit risk is significantly affected by changes in the economy in these counties.

Purchased Loans: The Corporation purchases individual loans and groups of loans. Purchased loans that show evidence of credit deterioration at the time of purchase are recorded at the amount paid, such that there is no carryover of the seller’s allowance for loan losses. After acquisition, incurred losses are recognized by an increase in the allowance for loan losses.

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

A loan is impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans, for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Commercial and commercial real estate loans over $250 thousand or to borrowers whose aggregate total borrowing exceeds $250 thousand, except for first and second mortgage loans on a borrower’s personal residence are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Corporation determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Corporation utilizing weighted amounts applied to the twelve quarter moving average to a blended rate of the twelve quarter moving average and the twenty quarter moving average. This approach enhances the time frame over which we evaluate loss experience and emphasizes the most recent loss experience. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. The following portfolio segments have been identified: commercial loans, commercial real estate loans, residential real estate loans, home equity loans and consumer loans.

The majority of the Corporation’s loan portfolio is residential real estate, home equity and consumer loans made to individuals in the Corporation’s market area. These loans are largely secured by underlying real estate or consumer collateral. Repayment of these loans is dependent on general economic conditions and unemployment levels in the Corporation’s market area.

Commercial and commercial real estate loans primarily consist of income producing real estate and related business assets. Repayment of these loans depends, to a large degree, on the results of operations, cash flow and management of the related businesses. These loans may be affected to a greater extent by adverse commerce conditions or the economy in general, including today’s economic recession. Accordingly, the nature of these loans makes them more difficult for management to monitor and evaluate.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

At December 31, 2011 and 2010, the servicing assets of the Corporation totaled $47 and $76, respectively, and are included with other assets on the consolidated balance sheets. When mortgage loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Servicing assets are evaluated for impairment based upon the fair value of the assets compared to carrying amount. Any impairment is reported as a valuation allowance, to the extent that fair value is less than the capitalized amount for a grouping.

Servicing fee income is recorded when earned for servicing loans based on a contractual percentage of the outstanding principal or a fixed amount per loan. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $92, $76 and $75 for the years ended December 31, 2011, 2010 and 2009, respectively. Late fees and ancillary fees related to loan servicing are not material.

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

Goodwill and Other Intangible Assets: Goodwill resulting from business combinations prior to January 1, 2009 represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill resulting from business combinations after January 1, 2009, is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. The Corporation has selected September 30th as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset on the Corporation’s balance sheet with an indefinite life.

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

Benefit Plans: Retirement plan expense is the amount of discretionary contributions to the Corporation’s 401(k) plan as determined by Board decision. Director retirement plan expense allocates the benefits over the estimated years of service.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Corporation’s common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period, on an accelerated basis.

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

Earnings Per Common Share: Earnings per common share is net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential common shares issuable under stock options. 84,500, 89,000 and 53,000 stock options were not considered in computing diluted earnings per common share for 2011, 2010 and 2009 because they were antidilutive.

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

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $100 was required to meet regulatory reserve and clearing requirements at year-end 2011 and 2010. These balances do not earn interest.

Dividend Restriction: Banking regulations require maintaining certain capital levels and limit the dividends paid by the Bank to the Corporation or by the Corporation to shareholders. Dividends paid by the Bank to the Corporation are the primary source of funds for dividends by the Corporation to its shareholders.

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

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassification had no affect on prior year net income or shareholder’s equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards: In April 2011, the FASB amended existing guidance for assisting a creditor in determining whether a restructuring is a troubled debt restructuring. The amendments clarify the guidance for a creditor’s evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulties. With regard to determining whether a concession has been granted, the ASU clarifies that creditors are precluded from using the effective interest method to determine whether a concession has been granted. In the absence of using the effective interest method, a creditor must now focus on other considerations such as the value of the underlying collateral, evaluation of other collateral or guarantees, the debtor’s ability to access other funds at market rates, interest rate increases and whether the restructuring results in a delay in payment that is insignificant. This guidance is effective for interim and annual reporting periods beginning after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. For purposes of measuring impairment on newly identified troubled debt restructurings, the amendments should be applied prospectively for the first interim or annual period beginning on or after June 15, 2011. The adoption of this guidance has resulted in added disclosure in the consolidated financial statements. See Note 3 – Loans.

In June 2011, the FASB amended existing guidance and eliminated the option to present the components of other comprehensive income as part of the statement of changes in shareholder’s equity. The amendment requires that comprehensive income be presented in either a single continuous statement or in two separate consecutive statements. The amendments in this guidance are effective as of the beginning of a fiscal reporting year, and interim periods within that year, that begins after December 15, 2011. The adoption of this amendment will change the presentation of the components of comprehensive income for the Corporation.

In September 2011, the FASB amended existing guidance relating to goodwill impairment testing. The amendment permits an assessment of qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing these events or circumstances, it is concluded that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The amendments in this guidance are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, financial statements for the most recent annual or interim period have not yet been issued. The Corporation is currently evaluating the impact of this amendment.

NOTE 2 – SECURITIES

The amortized cost, fair value and the related gross unrealized gains and losses of available for sale securities recognized in accumulated other comprehensive income (loss) were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2011
U.S. Treasury and federal agency	$2,430	$16	$—	$2,446
State and municipal	53,841	3,592	(10)	57,423
Mortgage-backed: residential	88,362	2,060	(136)	90,286
Equity securities	23	—	(3)	20

Total debt securities	$144,656	$5,668	$(149)	$150,175

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 2 – SECURITIES (continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2010
U.S. Treasury and federal agency	$2,954	$21	$—	$2,975
State and municipal	44,656	833	(484)	45,005
Corporate bond and notes	1,487	29	—	1,516
Mortgage-backed: residential	86,001	2,766	(240)	88,527
Equity securities	23	—	(13)	10

Total debt securities	$135,121	$3,649	$(737)	$138,033

		2011	2010	2009
Sales of available for sale securities were as follows:
Proceeds		$14,980	$18,775	$23,084
Gross gains		216	679	949
Gross losses		(2)	(26)	(179)
Gross gains from calls		—	8	—

The tax provision (benefit) related to these net realized gains and losses was $73, $225 and $262, respectively.

The amortized cost and fair value of securities at year-end 2011 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities and equity securities, are shown separately.

	Amortized Cost	Fair Value
Due in one year or less	$2,748	$2,750
Due from one to five years	6,091	6,312
Due from five to ten years	19,765	21,346
Due after ten years	27,667	29,461
Mortgage-backed: residential	88,362	90,286
Equity securities	23	20

	$144,656	$150,175

Securities pledged at year-end 2011 and 2010 had a fair value of $63,941 and $58,827 and were pledged to secure public deposits and repurchase agreements.

At year-end 2011 and 2010, there were no holdings of securities of any one issuer, other than the U.S. Government, and its agencies and corporations, in an amount greater than 10% of shareholders’ equity.

All mortgage-backed securities are issued by the United States government or any agency or corporation thereof as of December 31, 2011.

Securities with unrealized losses at year-end 2011 and 2010, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2011
State and municipal	$366	$(3)	$891	$(7)	$1,257	$(10)
Mortgage-backed: residential	22,639	(136)	—	—	22,639	(136)
Equity	20	(3)	—	—	20	(3)

Total temporarily impaired	$23,025	$(142)	$891	$(7)	$23,916	$(149)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 2 – SECURITIES (continued)

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2010
State and municipal	$18,125	$(484)	$—	$—	$18,125	$(484)
Mortgage-backed: residential	17,067	(240)	—	—	17,067	(240)
Equity securities	—	—	10	(13)	10	(13)

Total temporarily impaired	$35,192	$(724)	$10	$(13)	$35,202	$(737)

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

National Bancshares Corporation equity securities are comprised of FHLMC preferred stock. An other than temporary impairment charge was taken on this investment in 2008, reducing the cost basis to $23. The fair value of these securities at December 31, 2011 and 2010 was $20 and $10, respectively.

NOTE 3 – LOANS

Loans at year end were as follows:

	2011	2010
Real estate:
Commercial and land development	$66,886	$58,047
One-to-four family	56,917	47,204
Home equity	30,086	27,766
Multifamily	17,041	14,397
Real estate construction:
Commercial and land development	4,822	9,942
One-to-four family	683	301
Commercial	33,473	26,158
Consumer:
Auto:
Direct	2,065	2,474
Indirect	4,541	6,401
Other	980	989

	217,494	193,679
Unearned and deferred income	(379)	(409)
Allowance for loan losses	(3,163)	(2,585)

	$213,952	$190,685

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 3 – LOANS (Continued)

The following table presents the activity in the allowance for loan losses by portfolio segment for the year ending December 31, 2011:

	Commercial	Commercial Real Estate	Residential Real Estate	Home Equity	Consumer	Unallocated	Total
Allowance for loan losses:
Beginning Balance	$460	$1,267	$675	$100	$53	$30	$2,585
Provision for loan losses	303	140	214	(9)	(18)	(30)	600
Loans charged-off	—	—	(28)	(26)	(17)	—	(71)
Recoveries	25	1	—	1	22	—	49

Total ending allowance balance	$788	$1,408	$861	$66	$40	$—	$3,163

Activity in the allowance for loan losses was as follows:

	2011	2010	2009
Beginning balance	$2,585	$2,906	$1,718
Provision for loan losses	600	2,229	1,829
Loans charged-off	(71)	(2,576)	(659)
Recoveries	49	26	18

Ending balance	$3,163	$2,585	$2,906

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 3 – LOANS (Continued)

The recorded investment in loans includes the principal balance outstanding, net of unearned and deferred income and including accrued interest receivable. The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2011 and 2010:

December 31, 2011	Commercial	Commercial Real Estate	Residential Real Estate	Home Equity	Consumer	Unallocated	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$151	$183	$182	$—	$—	$—	$516
Collectively evaluated for impairment	637	1,225	679	66	40	—	2,647

Total ending allowance balance	$788	$1,408	$861	$66	$40	$—	$3,163

Recorded investment in loans:
Loans individually evaluated for impairment	$597	$2,420	$320	$—	$—	$—	$3,337
Loans collectively evaluated for impairment	32,984	69,290	74,230	30,288	7,698	—	214,490

Total ending loans balance	$33,581	$71,710	$74,550	$30,288	$7,698	$—	$217,827

December 31, 2010	Commercial	Commercial Real Estate	Residential Real Estate	Home Equity	Consumer	Unallocated	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$—	$30	$239	$—	$—	$—	$269
Collectively evaluated for impairment	460	1,237	436	100	53	30	2,316

Total ending allowance balance	$460	$1,267	$675	$100	$53	$30	$2,585

Recorded investment in loans:
Loans individually evaluated for impairment	$662	$2,881	$1,149	$—	$—	$—	$4,692
Loans collectively evaluated for impairment	25,539	65,035	60,609	27,914	10,049	—	189,146

Total ending loans balance	$26,201	$67,916	$61,758	$27,914	$10,049	$—	$193,838

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 3 – LOANS (Continued)

Individually impaired loans were as follows:

2010
Year-end loans with no allocated allowance for loan losses	$3,298
Year-end loans with allocated allowance for loan losses	1,394
Amount of the allowance for loan losses allocated	269

	2010	2009
Average of individually impaired loans during year	$3,888	$2,897

The impact of interest income of impaired loans was not significant to the consolidated statements of income.

The following table presents loans individually evaluated for impairment by class of loans as of, and for the year ended December 31, 2011:

	Unpaid		Allowance for	Average
	Principal	Recorded	Loan Losses	Recorded
December 31, 2011	Balance	Investment	Allocated	Investment
With no related allowance recorded:
Real estate:
Commercial and land development	$406	$406	$—	$426
One-to-four family	46	46	—	49
Real estate construction:
Commercial and land development	1,252	1,252	—	1,923
Commercial	29	29	—	31
With an allowance recorded:
Real estate:
Commercial and land development	762	762	183	902
One-to-four family	274	274	182	283
Multifamily	—	—	—	—
Commercial	568	568	151	509

	$3,337	$3,337	$516	$4,123

For purposes of this disclosure, the unpaid principal balance is not recorded for net charge-offs.

The following table presents loans individually evaluated for impairment by class of loans as of December 31, 2010:

	Unpaid		Allowance for
	Principal	Recorded	Loan Losses
December 31, 2010	Balance	Investment	Allocated
With no related allowance recorded:
Real estate:
Commercial and land development	$1,258	$1,256	$—
One-to-four family	52	52	—
Real estate construction:
One-to-four family	1,326	1,325	—
Commercial	662	662	—
With an allowance recorded:
Real estate:
Commercial and land development	99	99	10
One-to-four family	1,097	1,097	239
Multifamily	—	—	—
Real estate construction:
Commercial and land development	198	198	20

	$4,692	$4,689	$269

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 3 – LOANS (Continued)

Nonaccrual loans and loans past due 90 or more days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

The following table presents the recorded investment in nonaccrual and loans past due 90 or more days still on accrual by class of loans as of December 31, 2011 and 2010:

			Loans Past Due 90 or
	Nonaccrual		More Days Still Accruing
	2011	2010	2011	2010
Real estate:
Commercial and land development	$1,168	$1,358	$—	$—
One-to-four family	438	448	181	360
Home equity	382	382	—	116
Real estate construction:
Commercial and land development	1,252	1,524	—	—
Commercial	596	661	—	—
Consumer:
Auto:
Indirect	—	—	—	11

	$3,836	$4,373	$181	$487

The following table presents the aging of the recorded investment in past due loans as of December 31, 2011 by class of loans:

	30 - 59	60 - 89	90 or More
	Days	Days	Days	Total	Loans Not
	Past Due (1)	Past Due	Past Due (2)	Past Due	Past Due (3)	Total
Real estate:
Commercial and land development	$—	$30	$922	$952	$65,940	$66,892
One-to-four family	245	297	572	1,114	55,754	56,868
Home equity	—	—	382	382	29,906	30,288
Multifamily	—	—	—	—	17,001	17,001
Real estate construction:
Commercial and land development	856	—	396	1,252	3,566	4,818
One-to-four family	—	—	—	—	681	681
Commercial	37	—	597	634	32,947	33,581
Consumer:
Auto:
Direct	1	—	—	1	2,071	2,072
Indirect	17	—	—	17	4,629	4,646
Other	14	—	—	14	966	980

	$1,170	$327	$2,869	$4,366	$213,461	$217,827

(1)	Includes $856 thousand of loans on nonaccrual status.
(2)	All loans are nonaccrual status except for $181 thousand of loans past due 90 or more days still on accrual.
(3)	Includes $292 thousand of loans on nonaccrual status.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 3 – LOANS (Continued)

The following table presents the aging of the recorded investment in past due loans as of December 31, 2010 by class of loans:

	30 - 59	60 - 89	90 or More
	Days	Days	Days	Total	Loans Not
	Past Due (1)	Past Due (2)	Past Due (3)	Past Due	Past Due (4)	Total
Real estate:
Commercial and land development	$—	$165	$1,076	$1,241	$56,806	$58,047
One-to-four family	769	167	784	1,720	45,484	47,204
Home equity	2	45	498	545	27,221	27,766
Multifamily	—	—	—	—	14,397	14,397
Real estate construction:
Commercial and land development	930	396	198	1,524	8,418	9,942
One-to-four family	—	—	—	—	301	301
Commercial	—	22	661	683	25,475	26,158
Consumer:
Auto:
Direct	22	—	—	22	2,452	2,474
Indirect	52	—	11	63	6,338	6,401
Other	9	—	—	9	980	989

	$1,784	$795	$3,228	$5,807	$187,872	$193,679

(1)	Includes $854 thousand of loans on nonaccrual status.
(2)	Includes $399 thousand of loans on nonaccrual status.
(3)	All loans are nonaccrual status except for $487 thousand of loans past due 90 or more days still on accrual.
(4)	Includes $379 thousand of loans on nonaccrual status.

Troubled Debt Restructuring

As of period ending December 31, 2011, certain loans were modified as troubled debt restructurings. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan.

The Corporation has two commercial loans with balances of $1,661 that were individually evaluated for impairment whose loan terms have been modified in troubled debt restructurings as of December 31, 2011. $300 of specific reserve has been allocated for these loans. The nature of the modifications did not impact the stated interest rate or the final maturities. The Corporation has not committed to lend any additional amounts as of December 31, 2011 to customers with outstanding loans that are classified as troubled debt restructurings. There have been no new loans classified as troubled debt restructurings as of December 31, 2011. There were $1,876 of loans whose terms have been modified in troubled debt restructurings as of December 31, 2010. No specific reserve has been allocated for these loans.

Both commercial loans that were modified as troubled debt restructurings experienced payment default within twelve months after modification. A loan is considered to be in payment default once it is 30 days contractually past due under the modified terms. The troubled debt restructuring that subsequently defaulted increased the allowance for loan losses by $300 thousand and resulted in charge offs of $0 during the period ending December 31, 2011.

The terms of certain other loans were modified during the year ending December 31, 2011 that did not meet the definition of a troubled debt restructuring. These loans have a total recorded investment as of December 31, 2011 of $888. The modification of these loans involved either a modification of the terms of a loan or a delay in a payment that was considered to be insignificant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 3 – LOANS (Continued)

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Corporation’s internal underwriting policy.

Credit Quality Indicators: The Corporation categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends and other information specific to each borrower. The Corporation analyzes loans individually by classifying the loans as to credit risk. This analysis includes non-homogeneous loans, such as commercial, commercial real estate loans, and loans to commercial enterprises secured by one-to-four family residential properties. This analysis is performed on an annual basis or more frequently if management becomes aware of information affecting a borrower’s ability to fulfill its obligation. The Corporation uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

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

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. As of December 31, 2011, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

		Special
	Pass	Mention	Substandard	Doubtful	Total
Real estate:
Commercial and land development	$61,706	$1,986	$3,200	$—	$66,892
One-to-four family	—	263	1,129	—	1,392
Real estate construction:
Commercial and land development	3,104	196	1,518	—	4,818
Commercial	29,744	2,442	1,395	—	33,581

	$94,554	$4,887	$7,242	$—	$106,683

As of December 31, 2010, the risk category of loans by class of loans is as follows:

		Special
	Pass	Mention	Substandard	Doubtful	Total
Real estate:
Commercial and land development	$53,794	$350	$3,903	$—	$58,047
Real estate construction:
Commercial and land development	6,352	1,788	1,802	—	9,942
Commercial	23,627	507	2,024	—	26,158

	$83,773	$2,645	$7,729	$—	$94,147

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 3 – LOANS (Continued)

The Corporation considers the performance of the loan portfolio and its impact on the allowance for loan losses. For residential and consumer loan classes, the Corporation also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. The following table presents the recorded investment in residential and consumer loans based on payment activity as of December 31, 2011:

	Consumer			Residential Real Estate
						One-to-four	Home
	Direct	Indirect	Other	Construction	Multifamily	Family	Equity
Performing	$2,072	$4,646	$980	$681	$17,001	$54,904	$29,906
Nonperforming	—	—	—	—	—	572	382

	$2,072	$4,646	$980	$681	$17,001	$55,476	$30,288

The following table presents the recorded investment in residential and consumer loans based on payment activity as of December 31, 2010:

	Consumer			Residential Real Estate
						One-to-four	Home
	Direct	Indirect	Other	Construction	Multifamily	Family	Equity
Performing	$2,474	$6,390	$989	$301	$14,397	$46,420	$27,268
Nonperforming	—	11	—	—	—	784	498

	$2,474	$6,401	$989	$301	$14,397	$47,204	$27,766

NOTE 4 – LOAN SERVICING

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year-end are as follows:

	2011	2010
Mortgage loan portfolios serviced for:
FHLMC	$16,373	$22,100

There were no custodial escrow balances maintained in connection with serviced loans at year-end 2011 and 2010.

Activity for mortgage servicing rights and the related valuation allowance follows:

	2011	2010	2009
Servicing rights:
Beginning of year	$76	$115	$173
Additions	4	5	2
Amortized to expense	(33)	(44)	(60)

End of year	$47	$76	$115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 5 – PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2011	2010
Land	$1,758	$1,758
Buildings	11,893	11,503
Furniture, fixtures and equipment	5,242	5,332
Construction in progress	—	—

	18,893	18,593
Less: Accumulated depreciation	(6,720)	(6,067)

	$12,173	12,526

Depreciation expense was $932, $748 and $588 in 2011, 2010 and 2009.

Rent expense under operating leases included in occupancy was $21, $37 and $39 for the years ended December 31, 2011, 2010 and 2009. Future lease payments are not material.

NOTE 6 – INTANGIBLE ASSETS

During 2002, the Corporation acquired Peoples Financial Corporation and merged the Corporation’s banking operations into the Bank. Identified intangible assets totaling $1,791 were recognized and have useful lives of 7 to 10 years. Goodwill of $4,723 was realized from this transaction. Identified intangible assets at year-end were as follows:

	2011		2010
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Amortized intangible assets:
Core deposit intangibles	$1,063	$1,063	$1,063	$956
Branch acquisition intangible	760	760	760	760
Customer relationship intangibles	728	728	728	728

	$2,551	$2,551	$2,551	$2,444

Aggregate amortization expense was $107, $90 and $225 for 2011, 2010 and 2009.

Goodwill impairment exists when a reporting unit’s carrying value of goodwill exceeds its fair value, which is determined through a two-step impairment test. Step 1 includes the determination of the carrying value of our single reporting unit, including the existing goodwill and intangible assets, and estimating the fair value of the reporting unit. We determined the fair value of our reporting unit and compared it to its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, we are required to perform a second step to the impairment test.

Our annual impairment analysis as of September 30, 2011, indicated that the Step 2 analysis was not necessary. Step 2 of the goodwill impairment test is performed to measure the impairment loss. Step 2 requires that the implied fair value of the reporting unit goodwill be compared to the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

NOTE 7 – DEPOSITS

	2011	2010
Demand, noninterest-bearing	$70,810	$57,435
Demand, interest-bearing	154,410	133,987
Savings	55,781	49,804
Time, $100,000 and over	15,305	16,089
Time, other	44,358	51,819

	$340,664	$309,134

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 7 – DEPOSITS (Continued)

A summary of time deposits at year-end 2011 by maturity follows:

2012	$30,812
2013	11,230
2014	12,826
2015	4,705
2016	90

$59,663

NOTE 8 – FEDERAL HOME LOAN BANK ADVANCES

At year-end, advances from the Federal Home Loan Bank were as follows:

	2011	2010
Maturities in 2011, fixed rate at 4.93% to 5.79% at December 31, 2010, convertible to variable if 1-month LIBOR is at or above fixed rate	$—	$3,000
Maturities in 2011, fixed rate at 2.31% to 2.88%	—	4,000
Maturities in 2012, fixed rate at 2.00%	3,000	3,000
Maturities in 2014, fixed rate at 2.86% to 2.88%	5,000	5,000

	$8,000	$15,000

Each advance is payable at its maturity date; advances may be paid prior to maturity subject to a prepayment penalty. As collateral for the advances, the Bank has approximately $52,779 and $41,660 of first mortgage loans available under a blanket lien arrangement at year-end 2011 and 2010.

Required payments over the next four years are:

2012	2.00%	$3,000
2014	2.86% to 2.88%	5,000

NOTE 9 – REPURCHASE AGREEMENTS

Repurchase agreements generally mature within 30 days from the transaction date. Information concerning repurchase agreements is summarized as follows:

	2011	2010	2009
Average balance during the year	$9,071	$8,032	$7,442
Average interest rate during the year	0.15%	0.15%	0.26%
Maximum month-end balance during the year	$11,114	$12,083	$8,965
Weighted average rate at year-end	0.15%	0.15%	0.25%

NOTE 10 – BENEFIT PLANS

The Corporation has a 401(k) retirement plan that covers substantially all employees. The plan allows employees to contribute up to a predetermined amount, subject to certain limitations. Matching contributions may be made in amounts and at times determined by the Corporation. Total matching discretionary contributions made by the Corporation during 2011, 2010 and 2009 amounted to $54, $57 and $73.

The Corporation has an Employee Stock Purchase Incentive Plan for full-time and most part-time employees. Under the Plan, each employee is entitled to receive a cash payment equal to 20% of the purchase price of Corporation common stock acquired by the employee on the open market, up to a maximum of 100 shares per calendar year. Expenses recognized in 2011, 2010 and 2009 amounted to $1, $2 and $2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 10 – BENEFIT PLANS (Continued)

The Corporation has a director retirement and death benefit plan for the benefit of all members of the Board of Directors. The plan is designed to provide an annual retirement benefit to be paid to each director upon retirement from the Board and attaining age 70. The retirement benefit provided to each director is an annual benefit equal to $1 for each year of service on the Board from and after August 24, 1994 until August 2007, when the Board voted to cease further benefits. In addition, each director has the option of deferring any portion of directors’ fees to a maximum of $5 per month until retirement.

Interest credited to participant accounts associated with the deferrals was $8, $8 and $9 in 2011, 2010 and 2009. The deferred directors’ fee liability was $164 at December 31, 2011 and $193 at December 31, 2010. Expense recognized in 2011, 2010 and 2009 for the director retirement and death benefit plan was $172, $79 and $25. The liability related to the plan was $849 at December 31, 2011 and $713 at December 31, 2010.

NOTE 11 – INCOME TAXES

The components of deferred taxes were as follows:

	2011	2010
Deferred tax assets:
Bad debts	$915	$719
Deferred compensation	348	308
Deferred loan fees	165	195
FHLMC preferred stock impairment loss	151	151
Nonaccrual loan interest income	112	43
Stock-based compensation	43	26
Real estate owned write-down	38	26
Deferred income	33	37
Accrued bonus	23	14
Charitable contribution carryforward	—	21
AMT credit carryforward	—	17
Other	3	—

Total	$1,831	$1,557

Deferred tax liabilities:
Unrealized security gains, net	$1,876	$991
Depreciation	911	524
Federal Home Loan Bank stock dividends	542	542
Purchase accounting adjustments	66	105
Mortgage servicing rights	26	33
Prepaid expenses	9	24
Partnership income	3	3
Securities accretion	—	27

Total	3,433	2,249

Net deferred tax liability	$(1,602)	$(692)

Federal income tax laws provided that the 2002 acquired entity could claim additional bad debt deductions through 1987, totaling $1.9 million. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $646 at December 31, 2011. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed.

The components of income tax expense are as follows:

	2011	2010	2009
Current	$419	$(24)	$780
Deferred	25	95	(382)

	$444	$71	$398

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 11 – INCOME TAXES (Continued)

The following is a reconciliation of income tax at the federal statutory rate to the effective rate of tax on the financial statements:

	2011		2010		2009
	Rate	Amount	Rate	Amount	Rate	Amount
Tax at federal statutory rate	34%	$1,039	34%	$475	34%	$682
Tax-exempt income	(17)	(513)	(29)	(399)	(13)	(270)
Other	(2)	(82)	—	(5)	(1)	(14)

Income tax expense	15%	$444	5%	$71	20%	$398

As of December 31, 2011 and December 31, 2010, the Corporation had no unrecognized tax benefits or accrued interest and penalties recorded. The Corporation does not expect the amount of unrecognized tax benefits to significantly increase within the next twelve months. The Corporation records interest and penalties as a component of income tax expense.

The Corporation and its subsidiaries are subject to U.S. federal income tax as well as income tax in the state of Ohio for National Bancshares. The Bank is subject to tax in Ohio based upon its net worth. The Corporation is no longer subject to examination by state taxing authorities for years prior to 2008.

NOTE 12 – RELATED-PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates during 2011 were as follows:

Beginning balance	$2,421
Effect of changes in composition of related parties	200
New loans	2
Repayments	(475)

Ending balance	$2,148

Unused commitments to these related parties totaled $1,729 and $1,798 at year-end 2011 and 2010. Related party deposits totaled $3,697 and $3,955 at year-end 2011 and 2010.

The Corporation has minority ownership in a title agency affiliated with a Director resulting in fee income to the Corporation of $4, $35 and $32 for 2011, 2010 and 2009, respectively.

NOTE 13 – STOCK-BASED COMPENSATION

The Corporation’s 2008 Equity Incentive Plan (“the Plan”), which is shareholder-approved, permits the grant of stock options or restricted stock awards, to its officers, employees, consultants and non-employee directors for up to 223,448 shares of common stock.

Stock Option Awards

Option awards are granted with an exercise price equal to the market price of the Corporation’s common stock at the date of grant; those option awards have vesting periods determined by the Corporation’s compensation committee and have terms that shall not exceed 10 years.

On May 20, 2008, the Corporation granted options to purchase 58,000 shares of stock to directors and certain key officers, 43,000 of which remained outstanding at December 31, 2011. The exercise price of the options is $18.03 per share. The options vest in five equal installments over a five-year period and have a term of 10 years. None of these options have been exercised as of December 31, 2011.

On October 19, 2010, the Corporation granted options to purchase 43,000 shares of stock to directors and certain key officers, of which 41,500 remained outstanding at December 31, 2011. The exercise price of the options is $13.22 per share. The options vest in five equal installments over a five-year period and have a term of 10 years. None of these options have been exercised as of December 31, 2011.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 13 – STOCK-BASED COMPENSATION (Continued)

volatilities of the Corporation’s common stock. The Corporation has estimated the option exercise and post-vesting termination behavior and expected term of options granted due to the lack of historical data. The expected term of options granted represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferrable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted and the assumptions used for grants in 2011, 2010 and 2009 were as follows:

	2011	2010	2009
Fair value of options granted	$—	$2.53	$—
Risk-free interest rate	—	1.49%	—
Expected term (years)	—	6.5	—
Expected stock price volatility	—	24.67%	—
Dividend yield	—	2.42%	—

A summary of the activity in the stock option plan for 2011 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	89,000	$15.71
Granted	—	—
Exercised	—	—
Forfeited or expired	(4,500)	16.43

Outstanding at end of year	84,500	$15.70	7.6	$—

Fully expected to vest	50,400	$14.86	8.0	$—
Exercisable at end of year	34,100	$16.86	7.0	$—

The total compensation cost that has been charged against income for the plan was $40, $23 and $34 for 2011, 2010 and 2009. The total income tax benefit was $14, $8 and $12 for 2011, 2010 and 2009. There was $60, $117 and $38 of total unrecognized compensation cost related to nonvested stock options granted under the Plan as of December 31, 2011, 2010 and 2009. The cost is expected to be recognized over a weighted-average period of 3.5 years.

Restricted Stock Awards

On December 23, 2009, the Corporation issued restricted stock awards for 3,605 shares of the Corporation’s common stock to certain officers. The awards vested immediately and the compensation expense related to the awards of $50 was recorded in 2009. The fair value of the stock was determined using closing market price of the Corporation’s common stock on the date of the grant.

On January 3, 2011, the Corporation granted restricted stock awards for 3,744 shares of the Corporation’s common stock to certain directors in lieu of cash payment of fees. The awards vested immediately and the compensation expense related to the awards of $50 was recorded in 2010. The fair value of the stock was determined using closing market price of the Corporation’s common stock on the date of the grant.

On July 1, 2011, the Corporation granted restricted stock awards for 3,552 shares of the Corporation’s common stock to certain directors in lieu of cash payment of fees. The awards vested immediately and the compensation expense related to the awards of $48 was recorded in 2011. The fair value of the stock was determined using closing market price of the Corporation’s common stock on the date of the grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 14 – REGULATORY CAPITAL MATTERS

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2011, the Bank meets all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2011 and 2010, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

Actual and required capital amounts and ratios for the Bank are presented below at year-end.

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2011
Total capital to risk weighted assets	$34,367	13.85%	$19,847	8.00%	$24,809	10.00%
Tier 1 capital to risk weighted assets	31,256	12.60%	9,923	4.00%	14,885	6.00%
Tier 1 capital to average assets	31,256	7.78%	16,069	4.00%	20,086	5.00%

2010
Total capital to risk weighted assets	$31,032	13.59%	$18,267	8.00%	$22,834	10.00%
Tier 1 capital to risk weighted assets	28,447	12.46%	9,134	4.00%	13,701	6.00%
Tier 1 capital to average assets	28,447	7.46%	15,261	4.00%	19,077	5.00%

Dividend Restrictions—The Corporation’s principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. The Bank could, without prior approval, pay dividends to the holding Corporation of approximately $5,685 as of December 31, 2011.

NOTE 15 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 15 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES (Continued)

The contractual amounts of financial instruments with off-balance-sheet risk at year-end were as follows:

	2011	2010
Commitments to make loans	$3,376	$1,658
Unused lines of credit	46,862	56,448
Overdraft protection	11,664	10,837
Letters of credit	266	398

Of the above unused instruments at December 31, 2011, approximately $2,256 pertains to fixed-rate commitments, variable-rate commitments account for approximately $48,248 and $11,664 are related to automatic overdraft protection for checking accounts. At year-end 2010, approximately $602 of total commitments were fixed-rate, approximately $57,902 were variable rate and $10,837 were related to automatic overdraft protection for checking accounts. Rates on fixed-rate unused lines of credit ranged from 5.00% to 6.75% at December 31, 2011 and 3.38% to 21.90% at December 31, 2010.

NOTE 16 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

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

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Corporation used the following methods and significant assumptions to estimate fair value:

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

Interest Rate Swaps: The fair values of interest rate swaps are based on valuation models using observable market data as of the measurement date (Level 2).

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

Other Real Estate Owned: Certain commercial and residential real estate properties classified as other real estate owned (OREO) are measured at fair value, less costs to sell. Fair values are based on recent real estate appraisals. These appraisals may use a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Loans Held for Sale: Loans held for sale are carried at the lower of cost or fair value, as determined by outstanding commitments, from third party investors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 16 – FAIR VALUE (Continued)

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements At December 31, 2011 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities:
U.S. Government and federal agency	$—	$2,446	$—
State and municipal	—	53,937	3,486
Corporate bonds and notes	—	—	—
Mortgage-backed securities—residential	—	90,270	16
Equity securities	20	—	—
Interest rate swaps	—	46	—

	Fair Value Measurements At December 31, 2011 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Interest rate swaps	$—	$46	$—

	Fair Value Measurements At December 31, 2010 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities:
U.S. Government and federal agency	$—	$2,975	$—
State and municipal	—	44,705	300
Corporate bonds and notes	—	1,516	—
Mortgage-backed securities—residential	—	88,507	20
Equity securities	10	—	—
Interest rate swaps	—	47	—

	Fair Value Measurements At December 31, 2010 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Interest rate swaps	$—	$47	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 16 – FAIR VALUE (Continued)

The following table presents the activity in security pricing using significant unobservable inputs (Level 3) during 2011:

2011
Beginning Balance	$320
State and Municipal:
Purchases	2,588
Transfers from Level 2 to Level 3	898
Transfers from Level 3 to Level 2	(300)
Mortgage-backed securities:
Principal repayments	(4)

Ending balance	$3,502

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements At December 31, 2011 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Impaired loans:
Commercial	$—	$—	$417
Commercial and land development	—	—	974
One-to-four family	—	—	92
Other real estate owned	—	—	18
Loan servicing rights	—	—	47

	Fair Value Measurements At December 31, 2010 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Impaired loans
Commercial	$—	$—	$1,769
Commercial and land development	—	—	1,202
One-to-four family	—	—	145
Other real estate owned	—	—	58
Loan servicing rights	—	—	76

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal amount of $1,999, with a valuation allowance of $516 at December 31, 2011, resulting in an additional provision for loan loss of $247 for the year ended December 31, 2011.

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal amount of $3,385, with a valuation allowance of $269 at December 31, 2010, resulting in an additional provision for loan loss of $1,790 for the year ended December 31, 2010.

Other real estate owned measured at fair value less costs to sell, had a net carrying amount of $18, which is made up of the outstanding balance of $131, net of a valuation allowance of $113 at December 31, 2011. The property was written-down $38 in 2011 and $75 in 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 16 – FAIR VALUE (Continued)

Other real estate owned measured at fair value less costs to sell, had a net carrying amount of $58, which is made up of the outstanding balance of $133, net of a valuation allowance of $75 at December 31, 2010. The write-down of $75 occurred during the year end December 31, 2009. There were no write-downs of other real estate owned for the year ended December 31, 2010.

Carrying amounts and estimated fair values of financial instruments at year-end were as follows:

	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$15,634	$15,634	$12,837	$12,837
Time deposits with other financial Institutions	246	246	5,697	5,697
Securities available for sale	150,175	150,175	138,033	138,033
Restricted equity securities	3,220	na	3,219	na
Loans, net	213,952	215,490	190,685	192,372
Accrued interest receivable	1,404	1,404	1,270	1,270
Interest rate swaps	46	46	47	47

Financial liabilities
Deposits	340,664	341,356	309,134	309,908
Short-term borrowings	10,168	10,168	8,471	8,471
Federal Home Loan Bank advances	8,000	8,299	15,000	15,337
Accrued interest payable	219	219	312	312
Interest rate swaps	46	46	47	47

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, time deposits with other financial institutions, interest bearing deposits, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of debt is based on current rates for similar financing. It was not practicable to determine the fair value of restricted equity securities due to restrictions placed on its transferability. The fair value of off-balance-sheet items is not considered material.

NOTE 17 – DERIVATIVES

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

The Corporation implemented a program in 2009 whereby it lends to its borrowers at a fixed rate with the loan agreement containing a two-way yield maintenance provision. The program has one participant as of December 31, 2011. If the borrower prepays the loan, the yield maintenance provision will result in a prepayment penalty or benefit depending on the interest rate environment at the time of the prepayment. This provision represents an embedded derivative which is required to be bifurcated from the host loan contract. As a result of bifurcating the embedded derivative, the Corporation records the transaction with the borrower as a floating rate loan and a pay floating / receive fixed interest-rate swap. To offset the risk of the interest-rate swap with the borrower, the Corporation enters into an interest-rate swap with an outside counterparty that mirrors the terms of the interest-rate swap between the Corporation and the borrower. Both interest-rate swaps are carried as freestanding derivatives with their changes in fair value reported in current earnings. The interest-rate swaps are not designated as hedges. The change in the fair value of the interest-rate swap between the Corporation and its borrower was a decrease of $1 for the year ended December 31, 2011, which was offset by an equal increase in value during the year ended December 31, 2011 on the interest-rate swap with an outside counterparty, with the result that there was no net impact on income in 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 17 – DERIVATIVES (Continued)

Summary information about the interest-rate swaps not designated as hedges between the Corporation and its borrower is as follows:

	2011	2010
Notional amount	$1,423	$1,485
Weighted average receive rate	5.33%	5.33%
Weighted average pay rate	3.31%	3.34%
Weighted average maturity (years)	2.0	3.0
Fair value of interest-rate swap	$46	$47

Summary information about the interest-rate swaps between the Corporation and outside parties is as follows:

	2011	2010
Notional amount	$1,423	$1,485
Weighted average pay rate	5.33%	5.33%
Weighted average receive rate	3.31%	3.34%
Weighted average maturity (years)	2.0	3.0
Fair value of interest-rate swap	$(46)	$(47)

The fair value of the interest-rate swaps at year-end is reflected in other assets and other liabilities with a corresponding offset to noninterest income.

NOTE 18 – OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income components and related tax effects were as follows:

	2011	2010	2009
Unrealized holding gains (losses) on available for sale securities	$2,821	$(195)	$2,337
Reclassification adjustment for losses (gains) later recognized in income	(214)	(661)	(770)

Net unrealized gains (losses)	2,607	(856)	1,567
Tax effect	(887)	292	(533)

Other comprehensive income (loss)	$1,720	$(564)	$1,034

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 19 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial statements for National Bancshares Corporation (parent only) are as follows:

CONDENSED BALANCE SHEETS

	December 31,
	2011	2010
ASSETS
Cash and cash equivalents	$520	$1,314
Investment in Bank subsidiary	39,645	35,239
Investment in real estate subsidiary	2,466	2,342
Securities available for sale	20	10
Other assets	271	253

Total assets	$42,922	$39,158

LIABILITIES AND SHAREHOLDERS’ EQUITY
Dividends payable	$177	$177
Shareholders’ equity	42,745	38,981

Total liabilities and shareholders’ equity	$42,922	$39,158

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years ended December 31,
	2011	2010	2009
INCOME
Dividends from Bank subsidiary	$—	$—	$—

Total Income	—	—	—

EXPENSES
Miscellaneous expense	(60)	(48)	(59)

Income (loss) before income tax benefit and undistributed subsidiary income	(60)	(48)	(59)
Income tax benefit	21	16	20
Undistributed equity in net income of Bank subsidiary	2,652	1,385	1,648
Undistributed equity in net loss of real estate subsidiary	(1)	(28)	—

Net income	$2,612	$1,325	$1,609

Comprehensive income	$4,332	$761	$2,643

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

NOTE 19 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2011	2010	2009
Cash flows from operating activities
Net income	$2,612	$1,325	$1,609
Adjustments to reconcile net income to net cash from operating activities:
Equity in undistributed net income of Bank subsidiary	(2,652)	(1,385)	(1,648)
Equity in undistributed net loss of real estate subsidiary	1	28	—
Change in other assets and liabilities	76	(16)	31

Net cash from operating activities	37	(48)	(8)
Cash flows from investing activities
Investment in real estate subsidiary	(125)	(2,370)	—

Net cash from investing activities	(125)	(2,370)	—

Cash flows from financing activities
Dividends paid	(706)	(706)	(881)

Net cash from financing activities	(706)	(706)	(881)

Net change in cash	(794)	(3,124)	(889)
Beginning cash and cash equivalents	1,314	4,438	5,327

Ending cash and cash equivalents	$520	$1,314	$4,438

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

National Bancshares Corporation

Orrville, Ohio

We have audited the accompanying consolidated balance sheets of National Bancshares Corporation as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bancshares Corporation as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

                                                 Crowe Horwath LLP

Cleveland, Ohio

March 16, 2012

(This page left intentionally blank)

REPORT OF MANAGEMENT ON THE CORPORATION’S

INTERNAL CONTROL OVER FINANCIAL REPORTING

March 16, 2012

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

Management of National Bancshares Corporation, including the Chief Executive Officer and the Chief Financial Officer, has assessed the Corporation’s internal control over financial reporting as of December 31, 2011, based on criteria for effective internal control over financial reporting described in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2011, based on the specified criteria.

This annual report does not include an audit report of the Corporation’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to audit by the Corporation’s independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Corporation to provide only management’s report in this annual report.

David C. Vernon	James R. VanSickle
Chief Executive Officer	Chief Financial Officer
(Through December 31, 2011)

Mark R. Witmer

Chief Executive Officer

(Effective January 1, 2012)

(This page left intentionally blank)

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN OF NATIONAL BANCSHARES CORPORATION, S&P 500 STOCK INDEX, AND S&P 500 BANK INDEX

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on National Bancshares’ Common Stock against the cumulative return of the S&P 500 Stock Index and the S&P 500 Bank Index for the period of five fiscal years commencing December 31, 2006 and ended December 31, 2011. The graph assumes that the value of the investment in National Bancshares Common Stock and each index was $100 of December 31, 2006 and that all dividends were reinvested.

	2006	2007	2008	2009	2010	2011
National Bancshares Corp	$100.00	71.66	58.57	67.72	61.91	70.91
S&P 500 Stock Index*	$100.00	105.49	66.46	84.05	96.71	98.76
S&P 500 Banks Index*	$100.00	70.22	36.87	34.44	41.27	36.85

*	National Bancshares Corporation is not included in the S&P 500 Bank Index or S&P 500 Stock Index

PRICE RANGE OF COMMON STOCK

National Bancshares Corporation common stock is traded on the OTC Bulletin Board under the symbol “NBOH.” The OTC Bulletin Board is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter equity securities. A summary of the high and low prices of and cash dividends paid on National Bancshares Corporation common stock in 2011 and 2010 follows. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

	High	Low	Dividends per share
2011
First Quarter	$15.65	$12.52	$.08
Second Quarter	14.65	13.39	.08
Third Quarter	14.92	13.35	.08
Fourth Quarter	14.92	13.49	.08

2010
First Quarter	$13.91	$12.20	$.08
Second Quarter	14.47	12.77	.08
Third Quarter	13.98	12.56	.08
Fourth Quarter	13.66	12.62	.08

SHAREHOLDER INFORMATION

Corporate Office

National Bancshares Corporation

112 West Market Street, PO Box 57

Orrville, OH 44667

www.discoverfirstnational.com

Stock Trading Information

The shares of common stock of National Bancshares Corporation are traded on the OTC Bulletin Board. The ticker symbol for National Bancshares Corporation is “NBOH.” The Corporation had 829 shareholders of Record as of December 31, 2011.

Form 10-K

A copy of the Corporation’s 2011 Annual Report on Form 10-K as filed with the SEC will be furnished free of charge to shareholders upon written request to the Corporation.

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

CURRENT OFFICERS

NATIONAL BANCSHARES CORPORATION

Mark R. Witmer, President and Chief Executive Officer

James R. VanSickle, Senior Vice President and Chief Financial Officer

FIRST NATIONAL BANK

Mark R. Witmer, President and Chief Executive Officer

Business Banking

Thomas R. Poe, Executive Vice President, Senior Loan Officer

John L. Falatok, Senior Vice President, Market Manager

John R. Macks, Vice President

Robert C. McConnell, Vice President

John D. Shultz, Jr., Vice President

Darrell L. Smucker, Vice President

Laura R. Yoder, Vice President

Credit Administration and Managed Assets

Richard A. White, Vice President, Senior Credit Officer

Kathryn J. Barnes, Assistant Vice President, Credit Officer

Dallas W. Falb, Credit Officer

Agribusiness and Community Banking

Thomas R. Stocksdale, Senior Vice President

Harold D. Berkey, Vice President

John P. Hall, Vice President

Dean M. Karhan, Assistant Vice President

Retail Banking, Mortgage and Consumer Lending and Loan Operations

Myron Filarski, Executive Vice President, Chief Operating Officer

Cynthia A. Wagner, Vice President

Lisa M. Bryant, Consumer Credit Officer

Mindy L. Henderson, Assistant Vice President, Loan Operations Officer

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

James R. VanSickle, Senior Vice President, Chief Financial Officer

James T. Griffith, Vice President, Information Technology

Pamela S. Null, Vice President, Compliance, BSA, CRA and Security

Michael G. Oberhaus, Vice President, Financial Analyst, Risk Manager

Maria A. Roush, Vice President, Auditor

Angela L. Smith, Controller

Jodi R. Blair, Deposit Operations Officer

Ellen L. Gerber, Administrative Officer, Assistant Secretary, Human Resource Manager

CURRENT BOARD OF DIRECTORS NATIONAL BANCSHARES CORPORATION & FIRST NATIONAL BANK	FIRST NATIONAL BANK OFFICES

John P. Cook, CPA, Ph.D	Orrville
Partner/Shareholder,	112 West Market Street
Long, Cook & Samsa, Inc.	330-682-1010

Bobbi E. Douglas	1320 West High Street
Executive Director,	330-682-2881
STEPS at Liberty Center
Every Woman’s House	1720 North Main Street CASH ATM ONLY

John W. Kropf
Chairman of the Board,	Apple Creek
National Bancshares Corporation	7227 East Lincoln Way
First National Bank	330-264-8070

Attorney,	Dalton
Kropf, Wagner & VanSickle, L.L.P.	12 West Main Street 330-828-2227
John L. Muhlbach, Jr.
Vice President,	Fairlawn
A.A. Hammersmith, Inc.	3085 West Market Street
330-475-1363
Victor B. Schantz
President,	Kidron
Schantz Organ Company	4950 Kidron Road
330-857-3101
Steve Schmid
President,	Lodi
Dairy Enterprises, Inc.	106 Ainsworth Street
330-948-1414
James R. Smail
Chairman/Director	Massillon
J.R. Smail, Inc.	211 Lincoln Way East
Poulson Drilling, Inc.	330-832-7441
Monitor Ranch, Inc.
Monitor Bancorp, Inc.	2312 Lincoln Way N.W.
330-833-1622
David C. Vernon
President & CEO, Retired	Mt. Eaton
National Bancshares Corporation	15974 East Main Street
First National Bank	330-359-3105 or 330-857-4301

Mark R. Witmer	Seville
President & CEO,	4885 Atlantic Drive
National Bancshares Corporation	330-769-3105
First National Bank
Smithville
Howard J. Wenger	153 East Main Street
President,	330-669-2611
Wenger Excavating, Inc.
Lake Region Oil, Inc.	Wooster
Northstar Asphalt, Inc.	4192 Burbank Road
Massillon Materials, Inc.	330-263-5303
Stark Materials, Inc.
1725 Cleveland Road 330-263-1725

Albert W. Yeagley
Vice President, Industry & Government Affairs
The J. M. Smucker Company