Form 10-K, Exhibit 13
period 2012-12-31
NATIONAL BANCSHARES CORP /OH/
filed 2013-03-29
CIK 790362

Exhibit 13

National Bancshares Corporation

Annual Report to Security Holders

for the year ended

December 31, 2012

(See Attached)

TABLE OF CONTENTS

3	Message to Shareholders

5	Financial Highlights

6	Selected Financial Data

8	Management’s Discussion and Analysis of Financial Condition and Results of Operations

27	Consolidated Balance Sheets

28	Consolidated Statements of Income

29	Consolidated Statements of Comprehensive Income

30	Consolidated Statements of Changes in Shareholders’ Equity

31	Consolidated Statements of Cash Flows

32	Notes to Consolidated Financial Statements December 31, 2012, 2011 and 2010

62	Report of Independent Registered Public Accounting Firm

64	Report of Management on the Corporation’s Internal Control Over Financial Reporting

65	Comparison of Five-Year Cumulative Total Return of National Bancshares Corporation, S&P 500 Stock Index, and S&P 500 Bank Index

66	Price Range of Common Stock

66	Shareholder Information

67	Officers

68	Directors

68	First National Bank Offices

(This page left intentionally blank)

Dear Shareholders;

I am pleased to present our 2012 Annual Report. This report will show 2012 was a year of growth and outstanding performance by National Bancshares Corporation.

Our Bank’s Directors and staff continue to focus on providing our communities with a first class banking experience. We pride ourselves on being able to provide solutions for the financial challenges facing our customers. Whether a growing business needs a new facility, a farmer wants to upgrade his equipment or a family is looking for an attractive interest rate on a checking account, First National Bank can deliver.

Agriculture and small business continue to perform well and provide a strong foundation for our local economy. The Agribusiness and Community Banking Group focuses on agriculture lending, small business lending and cash management services. The Business Banking Group focuses on lending and cash management services for larger businesses and corporations. Total loans increased $51.8 million or 23.9% from $217.1 million as of December 31, 2011 to $268.9 million as of December 31, 2012. The loan-to-asset ratio increased from 53% as of year end 2011 to 61% as of year end 2012.

Net income rose to $2.8 million in 2012, compared to $2.6 million in 2011. Basic and diluted earnings per share increased from $1.18 in 2011 to $1.27 in 2012. Earnings in 2012 were positively impacted by increases in net interest income and mortgage banking activities and lower noninterest expense.

Total assets increased to $440.8 million as of December 31, 2012 from $406.1 million as of December 31, 2011. Total deposits increased from $340.7 million as of year end 2011 to $367.1 million as of year end 2012. Shareholders’ equity increased 6.0% to $45.3 million at the end of 2012, compared to $42.7 million at the end of 2011.

We expect continued growth in loans and deposits in 2013 as we focus on serving our customers and building new banking relationships. I am excited about the opportunities we have to share the First National Bank experience with our current and future customers.

On behalf of the Board of Directors and our staff, I would like to thank you for your continued confidence in National Bancshares Corporation and First National Bank.

Mark R. Witmer

President and CEO

CHARITABLE GIVING COMMITTEE

In 2012, the Charitable Giving Committee of the Board of Directors approved gifts to the following organizations.

Every Woman’s House	Orrville-Dalton YMCA
Fairlawn Chamber of Commerce	Orrville Public Library
First National Bank Scholarship	Orrville Salvation Army
(Wayne County Community Foundation)	Orrville United Way, Inc.
Heartland Education Community, Inc.	Paint Township Area Fireworks
HOPE Fund	Smithville Community Historical Society
Hospice of Wayne County	Stark County Development Board
Kidron Community Historical Society	STEPS (FKA Wayne County Alcoholism Services)
Main Street Orrville	United Way of Wayne and Holmes Counties
Main Street Wooster, Inc.	United Way of Western Stark County
Massillon Boys and Girls Club	Village Network (FKA Boy’s Village)
Massillon Chamber of Commerce	Wayne County Capital Campaign
Newspapers in Education	Wayne Development Council
Ohio Funding for Independent Colleges	Wayne/Holmes Soap Box Derby
Orr Views	Wee Care Center, Inc.
Orrville Area Boys and Girls Club	Wooster Chamber of Commerce
Orrville Booster Club/Turf Fund
Orrville Chamber of Commerce

FINANCIAL HIGHLIGHTS

These financial highlights are excerpts of and are not a substitute for National Bancshares Corporation’s consolidated financial statements, including notes, and other detailed financial information we provide elsewhere in this document. You should read the entire document, including the consolidated financial statements and notes to the consolidated financial statements.

Financial Position

(Dollar amounts in thousands, except per share data)

			Percentage
	2012	2011	Change
At December 31,
Total assets	$440,834	$406,086	8.6%
Deposits	367,069	340,664	7.7%
Loans, net	265,539	213,952	24.1%
Securities	121,650	150,175	(19.0)%
Shareholders’ equity	45,321	42,745	6.0%
Book value per share	20.42	19.31	5.7%
Year ended December 31,
Net interest income	$14,227	$13,363	6.5%
Income before income taxes	3,362	3,056	19.8%
Net income	2,811	2,612	7.6%
Cash dividends declared	711	706	0.7%
Net income per share	1.27	1.18	7.6%
Cash dividends per share	0.32	0.32	0.0%

National Bancshares Corporation is the holding company for First National Bank, a federally chartered national bank formed in Ohio in 1881. First National Bank has fourteen offices in Orrville, Massillon, Wooster, Apple Creek, Dalton, Fairlawn, Kidron, Lodi, Mt. Eaton, Seville and Smithville. Additional information is available at www.discoverfirstnational.com.

SELECTED FINANCIAL DATA

(Dollar amounts in thousands, except per share data)

		As of or for the years ended December 31,
	2012	2011	2010	2009	2008
Income statement data:
Interest income	$15,989	$15,413	$15,501	$16,465	$17,071
Interest expense	1,762	2,050	3,219	4,237	5,785
Net interest income	14,227	13,363	12,282	12,228	11,286
Provision for loan losses	1,374	600	2,229	1,829	482
Net interest income after provision for loan losses	12,853	12,763	10,053	10,399	10,804
Noninterest income	2,897	3,032	3,190	2,972	2,333
Noninterest expense	12,388	12,739	11,847	11,364	10,173
Income before income taxes	3,362	3,056	1,396	2,007	2,964
Income taxes	551	444	71	398	770
Net income	2,811	2,612	1,325	1,609	2,194
Balance sheet data:
Cash and due from banks	$27,624	$15,213	$12,837	$8,124	$11,001
Securities	121,650	150,175	138,033	130,241	127,248
Loans, net	265,539	213,952	190,685	194,071	179,831
Deposits	367,069	340,664	309,134	291,373	263,642
Borrowings	23,633	18,168	23,471	36,720	34,285
Shareholders’ equity	45,321	42,745	38,981	38,903	36,881
Total assets	440,834	406,086	374,096	370,228	338,002
Share and per share data:
Net income	$1.27	$1.18	$0.60	$0.73	$1.00
Cash dividends	0.32	0.32	0.32	0.32	0.64
Book value at period end	20.42	19.31	17.67	17.64	16.75
Weighted average number of shares outstanding	2,219,965	2,211,508	2,205,973	2,202,457	2,203,218
Performance ratios:
Return on average equity	6.39%	6.39%	3.34%	4.21%	6.20%
Return on average assets	0.65%	0.66%	0.35%	0.46%	0.70%
Dividend payout percentage	25.29%	27.03%	53.28%	43.82%	64.00%
Efficiency ratio (1)	72.34%	77.70%	76.56%	74.76%	74.70%
Full-time equivalent staff	113	115	113	101	108
Average total assets to full-time equivalent staff	$3,857	$3,463	$3,370	$3,491	$2,916
Asset quality ratios:
Allowance for loan losses to ending total loans	1.26%	1.46%	1.34%	1.48%	0.95%
Net loan charge-offs to average loans	0.48%	0.01%	1.30%	0.35%	0.41%
Capital ratios:
Average equity to average assets	10.09%	10.26%	10.40%	10.84%	11.24%
Leverage ratio (2)	7.59%	7.78%	7.46%	7.40%	7.78%
Total risk-based capital ratio (2)	12.53%	13.85%	13.59%	12.46%	12.60%

(1)	The efficiency ratio is calculated by dividing noninterest expenses by the sum of net interest income and noninterest income.
(2)	First National Bank ratios computed in accordance with regulatory guidelines.

SELECTED FINANCIAL DATA

The following table shows quarterly results of operations for 2012 and 2011.

				Income		Basic and
	Interest	Net interest	Provision for	(loss) before		diluted earnings
	income	income	loan losses	income taxes	Net income	per share
		(Dollar amounts in thousands, except per share data)
2012
First quarter	$3,850	$3,397	$149	$838	$700	$0.32
Second quarter	3,954	3,483	981	258	317	0.14
Third quarter	4,108	3,669	209	1,081	857	0.39
Fourth quarter	4,077	3,678	35	1,185	937	0.42
2011
First quarter	$3,675	$3,097	$147	$536	$487	$0.22
Second quarter	3,892	3,370	150	693	589	0.27
Third quarter	3,920	3,439	150	950	762	0.34
Fourth quarter	3,926	3,457	153	877	774	0.35

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This section of the annual report is intended to assist the reader in evaluating the performance of National Bancshares Corporation for the years ended December 31, 2012, 2011 and 2010. This information should be read in conjunction with the consolidated financial statements and accompanying notes to the financial statements.

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

During 2012, the Corporation operated under a strategic plan which is updated, modified and adopted annually by the Board of Directors. The plan calls for achieving an above peer return on equity, achieving a loan to asset ratio of 60%, reducing the net overhead ratio to 2.3%, maintaining cash-type deposits above 70%, achieving a net interest margin of at least 3.50%, maintaining a risk based capital ratio of at least 12% and holding the classification ratio at 20% or less.

Historically, the Corporation’s low loans-to-assets ratio has been detrimental to the net interest margin and return on equity. In 2010, the Board and Management established a goal of changing the Corporation’s asset mix by increasing the loan to asset ratio to 60%. The Bank formed a new Agribusiness and Community Banking Group in 2010 to focus on agriculture lending and cash management services. Business bankers and mortgage originators were added and office managers underwent increased consumer loan training. The Bank added a new senior credit officer and two credit analysts to its underwriting staff. These additions have increased the credit administration staff to five and the result is improved credit underwriting and loan monitoring. These initiatives have been successful and are the primary reason total loans increased $75.4 million, or 38.9% over the past two years. On December 31, 2012, the loan-to-asset ratio was 61.0%.

The net overhead ratio is calculated by netting total non-interest expense (excluding gains/losses) and total non-interest income and dividing by the period’s average total assets. A lower ratio indicates a higher degree of efficiency. The net overhead ratio for 2012 was 2.18%, compared to 2.52% and 2.44% in 2011 and 2010. Reducing the net overhead ratio was accomplished as the Bank was able to grow assets without significantly adding to expenses.

The Corporation benefits from a cash-type deposit ratio of 83.4%. The goal of maintaining cash type deposits above 70% will be challenging but can be accomplished through the increased productivity of the Corporation’s retail office system which generates core funding cash-type deposits. The Corporation benefits from its strong core deposit base which is much higher than peer and its strong core deposit base significantly enhances value and makes it possible for assets to be supported by stable and relatively low cost funding. While the Corporation enjoys low cost of funds, this cost advantage comes at the price of increased overhead expenses discussed above which is a result of the relatively small size of many of its offices.

The Corporation’s net interest margin for 2012 was 3.69%. Maintaining a net interest margin of at least 3.50% in a falling rate environment, will be accomplished through loan growth which will result in the reduction of securities as a percentage of assets. The banking business starts with loans. Loans are supported by deposits and capital is needed to support the volume of loans and deposits. Without loans there is no need for deposits and certainly there is no need for capital. The Corporation has historically relied too heavily on income from its securities portfolio and that was a reasonable plan when the term structure of interest rates accommodated such a business plan. Unfortunately that reliance is misplaced in a nearly zero interest rate environment. In this low rate environment one way to increase yield with securities is by extending the duration of the securities portfolio which is exactly the wrong action to take since longer duration securities will decline in value significantly should interest rates rise. Securities are of course needed for liquidity and income but the overreliance on securities as a source of interest income is inappropriate.

A Strong capital ratio is critical to the subsidiary Bank’s safety and soundness. A bank must have a risk-based capital ratio over 10% to be considered well capitalized by its regulators. The Corporation’s Board of Directors has established a goal of maintaining a risk-based capital ratio of 12% to protect the financial stability of the organization. The risk-based capital ratio was 12.53% as of December 31, 2012.

The classification ratio is calculated using total adversely classified assets (excluding special mention loans) divided by Tier 1 capital plus allowance for loan losses. The classification ratio was 17.7%, 21.1% and 32.0% as of December 31, 2012, 2011 and 2010. Prior to 2009, the classification ratio was consistently less than 20%. As the economy improves and the current number of classified loans is reduced through monitoring and working with borrowers, the classification ratio is expected to improve.

In 2012, loans, net of allowance for loan losses increased $51.6 million from year-end 2011. The Bank has been taking advantage of the opportunity to lend to businesses in search of a bank that will be responsive to their credit needs as other banks have tightened lending requirements. Loans secured by farmland and agricultural production loans increased $19.9 million, or 130.1% during 2012. One-to-four family real estate loans increased $13.1 million, or 23.3% during the year ended December 31, 2012. Commercial and commercial real estate loans increased $10.9 million, or 12.8% during 2012.

The securities portfolio is a significant source of income. However income from securities will decline unless interest rates rise significantly, as cash flow from maturing securities and cash flow from mortgage backed securities is reinvested at lower interest rates. Changing market conditions could affect the profitability of the portfolio, as well as the level of interest rate risk exposure. The Bank invests in securities it believes offer good relative value at the time of purchase, and it will reposition its securities portfolio as needed. In making its decisions to sell or purchase securities, the Bank considers credit ratings, call features, maturity dates, relative yields, current market factors, interest rate risk and other relevant factors. The Bank’s loan growth in 2012 has enabled management to invest most of the proceeds from the maturities and repayment of securities in loans.

The average yield of the securities portfolio was 2.94% as of December 31, 2012. The portfolio duration was 2.1 years and based on current interest rates and payment assumptions, cash flows of $21.6 million are projected over the next twelve months. The yield on securities is expected to decline in 2013 as cash flows are reinvested in the current low interest rate environment. The Bank will continue to monitor market conditions and invest in securities with good relative value.

Platinum Checking, a high-interest checking account for clients with balances above $10 thousand accounted for $73.5 million or 20.0% of total deposits at December 31, 2012. Bonus Checking, an account that pays bonus interest to clients that use the Bank’s Visa debit card, receive their account statement online, and make at least one electronic direct deposit accounted for $25.4 million of deposits at December 31, 2012. In 2012 these two accounts grew 13.6% and 12.6% respectively. In March 2010, the Corporation introduced “Bonus Savings”, a high-yield savings account that is available to customers that have a Bonus Checking account. Bonus Savings accounted for $12.5 million as of December 31, 2012 an increase of $8.5 million since year end 2010. In 2012 total deposits grew $26.4 million or 7.8%.

Office of the Comptroller of the Currency (“OCC”) regulations require banks to maintain certain minimum levels of regulatory capital. Additionally, the regulations establish a framework for the classification of banks into five categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Generally, an institution is considered well-capitalized if it has a core (Tier 1) capital ratio of at least 5.0% (based on adjusted total assets); a core (Tier 1) risk-based capital ratio of a least 6.0%; and a total risk-based capital ratio of at least 10.0%. At December 31, 2012 the Bank is categorized as well capitalized under the regulatory framework for prompt corrective action and capital ratios were well above regulatory minimums.

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

Financial Condition

Total assets increased 8.6% to $440.8 million as of December 31, 2012, from $406.1 million at December 31, 2011. Securities available for sale totaled $121.7 million as of December 31, 2012, compared to $150.2 million at December 31, 2011. Loans, net of allowance for loan losses increased $51.6 million to $265.5 million as of December 31, 2012, compared to $214.0 million at December 31, 2011. Deposits increased 7.7% to $367.1 million as of December 31, 2012, compared to $340.7 million at December 31, 2011. Shareholders’ equity increased 6.0% to $45.3 million at the end of 2012, from $42.7 million at the end of 2011. Accumulated other comprehensive income increased to $3.9 million as of December 31, 2012, compared to $3.6 million as of December 31, 2011. The change in accumulated other comprehensive income was a result of an increase in unrealized gains on securities available for sale.

Loans

Total loans increased by $51.6 million or 23.7% from year-end 2012 to year-end 2011. The Bank continues to focus its efforts on attracting commercial loan business. Average loans, net of allowance for loan losses increased from $200.8 million in 2011 to $238.6 million in 2012.

First National Bank’s loan policy limits the balances of loans of certain loan categories as follows: up to 60% of total loans for commercial loans, up to 40% of total loans for consumer loans, up to 60% of total loans for residential real estate loans and up to 200% of total capital for commercial real estate loans. The loan to deposit ratio will not exceed 90%.

	Loan portfolio composition at December 31,
	2012	2011	2010	2009	2008
	(Dollar amounts in thousands)
Commercial real estate:
Commercial real estate	$59,484	$55,520	$58,047	$54,787	$43,972
Secured by farmland	23,161	11,609	0	0	0
Construction and land development	8,682	4,822	9,942	11,797	11,725
Commercial:
Commercial and industrial	37,138	30,165	26,158	30,621	27,241
Agricultural production	12,107	3,721	0	0	0
Residential real estate:
One-to-four family	69,364	56,261	47,204	50,390	54,924
Multifamily	18,660	17,041	14,397	10,353	4,062
Construction and land development	959	683	301	598	1,121
Home equity	31,218	30,086	27,766	26,526	24,442
Consumer:
Auto:
Direct	5,436	3,866	2,474	3,171	3,171
Indirect	1,087	2,740	6,401	8,605	10,923
Other	1,780	980	989	567	260

Total loans	269,076	217,494	193,679	197,415	181,841
Less:
Unearned and deferred income	(137)	(379)	(409)	(438)	(292)
Allowance for loan losses	(3,400)	(3,163)	(2,585)	(2,906)	(1,718)

Net loans	$265,539	$213,952	$190,685	$194,071	$179,831

Net loans as a percent of total assets	60.24%	52.69%	50.97%	52.42%	53.20%

Ranked by North American Industry Classification System – or NAICS – codes, the industries most represented by First National Bank’s commercial borrowers include lessors of non-residential buildings, lessors of residential buildings and dwellings and dairy cattle farming, in that order, accounting for 10.9%, 8.9%, and 6.2% of the total loans at year-end 2012, respectively.

Approximately 59.5% of the conventional mortgage loans secured by one-to-four family and multifamily real estate are long term fixed interest rate loans. Approximately 40.5% of the portfolio of conventional mortgage loans secured by one-to-four family and multifamily real estate at year-end 2012 consisted of adjustable rate loans. First National Bank’s fixed-rate conventional mortgage loans are originated with loan documentation that permits their sale in the secondary market. The Bank’s policy is to classify all thirty year fixed-rate mortgage loans as “Held for Sale” or “Held for Portfolio” at the time the loans are originated within various scenarios and classifications set by the Bank. The classification is based upon several factors such as the Bank’s interest rate risk position, the loan’s interest rate and term, the Bank’s liquidity position, the interest rate environment and general economic conditions.

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

As of December 31, 2012, 2011 and 2010 classified assets were as follows:

	Classified assets at December 31,
	2012		2011		2010
		Percent of		Percent of		Percent of
	Amount	total loans	Amount	total loans	Amount	total loans
	(Dollar amounts in thousands)
Classified loans:
Special mention	$3,028	1.1%	$4,887	2.3%	$2,667	1.4%
Substandard	5,689	2.1%	7,242	3.3%	9,878	5.1%
Doubtful	0	0.0%	0	0.0%	0	0.0%
Loss	0	0.0%	0	0.0%	0	0.0%

Total classified loans	8,717	3.2%	12,129	5.6%	12,545	6.5%
Other real estate owned	860	0.3%	18	0.0%	58	0.0%

Total classified assets	$9,577	3.5%	$12,147	5.6%	$12,603	6.5%

Total classified loans decreased from $12.1 million at December 31, 2011 to $8.7 million at December 31, 2012. The Bank’s classification ratio was 17.7% and 21.1% as of December 31, 2012 and December 31, 2011. The classification ratio is calculated using total adversely classified assets (excluding special mention loans) divided by Tier 1 capital plus allowance for loan losses.

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

The allowance for loan losses increased from $3,163,000 as of December 31, 2011 to $3,400,000 at December 31, 2012. The allowance for loans losses to total loans decreased from 1.46% at year-end 2011 to 1.26% at December 31, 2012. Net charge-offs increased from $22,000 in 2011 to $1,137,000 in 2012. The provision for loan losses for 2012 was $1,374,000, compared to $600,000 in 2011. The increase in the allowance for loan losses in 2012 was primarily related to the increase in loan balances outstanding.

Total nonperforming loans decreased from $4.0 million as of December 31, 2011 to $1.2 million at December 31, 2012. Non-performing loans consist of loans placed on non-accrual status and loans past due 90 or more days and still accruing interest. Loans past due between 30 and 89 days still accruing decreased to $339 thousand at December 31, 2012 from $634 thousand as of December 31, 2011. In 2012, total classified loans decreased from $12.1 million to $8.7 million. Management believes the allowance for loan losses is adequate as of December 31, 2012.

Loan review and monitoring is integral to effective credit administration and risk management. In order to minimize the credit risk inherent in the lending process, management and the Board of Directors has adopted a more formal and systematic approach with credit administration and loan review. As part of this systematic approach, a qualified independent third party was engaged to perform loan reviews in 2012, 2011 and 2010. Management intends to continue this practice on an annual basis.

Loans deemed uncollectible are charged against the allowance for loan losses. After a loan is charged off, the Bank continues its efforts to recover the loss. Recoveries of previously charged-off amounts are credited to the allowance for loan losses. The charge-offs in 2012 relate primarily to two commercial real estate loans totaling $763 thousand. The charge-offs in 2010 relate primarily to two commercial loans totaling $1.7 million. The Bank recorded a $400 thousand partial charge-off of a $1.6 million commercial real estate loan in 2009. The Bank recorded a $676 thousand partial charge-off of a $1.7 million commercial real estate loan in 2008. Transactions in the allowance for loan losses are summarized in following table:

	Year ended December 31,
	2012	2011	2010	2009	2008
	(Dollar amounts in thousands)
Balance, beginning of period	$3,163	$2,585	$2,906	$1,718	$2,028
Loans charged off:
Commercial real estate:
Commercial real estate	481	0	340	0	688
Construction land development	44	0	272	400	0
Commercial:
Commercial and industrial	282	0	1,797	0	42
Residential real estate:
One-to-four family	250	28	82	38	16
Multifamily	0	0	0	0	0
Construction and land development	0	0	0	0	0
Home equity	91	26	45	25	9
Consumer	41	17	40	195	69
Credit cards	0	0	0	1	21

Total loans charged off	1,189	71	2,576	659	845
Recoveries of loans previously charged off:
Commercial real estate:
Commercial real estate	0	0	0	0	5
Construction land development	1	1	0	0	0
Commercial:
Commercial and industrial	10	25	0	1	20
Real estate construction:
One-to-four family	5	0	0	0	14
Multifamily	0	0	0	0	0
Construction land development	0	0	0	0	0
Home equity	9	1	2	2	2
Consumer	27	22	24	15	11
Credit cards	0	0	0	0	1

Total recoveries	52	49	26	18	53

Net loans charged off	(1,137)	(22)	(2,550)	(641)	(792)
Provision charged to operations	1,374	600	2,229	1,829	482

Balance, end of period	$3,400	$3,163	$2,585	$2,906	$1,718

Loans outstanding:
Average	$241,980	$203,669	$195,730	$184,965	$192,472
End of period	268,939	217,115	193,270	196,977	181,549
Ratio of allowance for loan losses to total loans outstanding at end of period	1.26%	1.46%	1.34%	1.48%	0.95%
Net charge offs to average loans	0.47%	0.01%	1.30%	0.35%	0.41%

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

	Allocation of the allowance for loan losses at December 31,
	2012		2011		2010		2009		2008
	Amount	Percent(1)	Amount	Percent(1)	Amount	Percent(1)	Amount	Percent(1)	Amount	Percent(1)
	(Dollar amounts in thousands)
Commercial real estate:
Commercial real estate	$1,267	22%	$1,185	26%	$1,019	30%	$1,142	28%	$501	24%
Secured by farmland	345	9%	146	5%	0	0%	0	0%	0	0%
Construction and land development	181	3%	149	2%	248	5%	424	6%	42	6%
Commercial:
Commercial and industrial	744	14%	801	14%	460	14%	929	16%	579	15%
Agricultural production	182	4%	55	2%	0	0%	0	0%	0	0%
Residential real estate:
One-to-four family	292	26%	487	26%	510	24%	163	26%	283	30%
Multifamily	282	7%	225	8%	164	8%	29	5%	41	2%
Construction and land development	10	0%	9	0%	1	0%	2	0%	4	1%
Home equity	65	12%	66	14%	100	14%	73	13%	74	14%
Consumer:
Auto:
Direct	17	2%	21	2%	13	1%	37	2%	43	2%
Indirect	3	0%	14	1%	35	3%	100	4%	147	6%
Other	12	1%	5	0%	5	1%	7	0%	4	0%
Unallocated	0	0%	0	0%	30	0%	0	0%	0	0%

Total	$3,400	100%	$3,163	100%	$2,585	100%	$2,906	100%	$1,718	100%

(1)	- Percent of loans in each category to total loans.

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

	Problem assets at December 31,
	2012	2011	2010	2009	2008
	(Dollar amounts in thousands)
Nonaccrual loans	$733	$3,836	$4,373	$4,716	$1,752
Past due 90 days or more and still accruing	463	177	487	458	261
Restructured loans and leases(1)	0	0	0	0	0

Total nonperforming loans	1,196	4,013	4,860	5,174	2,013
Other real estate owned	860	18	58	104	354

Total nonperforming assets	$2,056	$4,031	$4,918	$5,278	$2,367

Loans outstanding, net	$265,539	$213,952	$190,685	$194,071	$179,831
Nonperforming loans to total net loans	0.45%	1.88%	2.55%	2.67%	1.12%
Nonperforming assets to total assets	0.47%	0.99%	1.31%	1.43%	0.70%
Allowance for loan losses to total loans	1.26%	1.46%	1.34%	1.48%	0.95%
Allowance for loan losses to nonperforming loans	284.28%	78.82%	53.19%	56.17%	85.35%

(1)	All restructured loans and leases as of the dates shown were on nonaccrual status and are included as nonaccrual loans and leases in this table.

Securities

Total securities decreased $28.5 million or 19% at December 31, 2012 when compared to December 31, 2011. Securities are primarily comprised of mortgage-backed securities, municipal securities and securities issued by corporations. The Bank actively purchases bonds issued by local municipalities, school systems and other public entities when opportunities arise. Securities are classified either as held to maturity or as available for sale. The Bank does not hold any securities for trading purposes. If management has the intent and the Bank has the ability at the time of purchase to hold a security until maturity, the security is classified as held to maturity and it is reflected on the balance sheet at amortized cost. Securities to be held for indefinite periods and not intended to be held to maturity or on a long-term basis are classified as available for sale, and they are reflected on the balance sheet at their fair value. Management generally believes that all securities should be classified as available for sale but makes that determination at the time of purchase. In order to more effectively manage securities and to be in a better position to react to market conditions, at December 31, 2012, all securities were classified as available for sale. At year-end 2012 and 2011 there was no single issuer of securities where the total book value of such securities exceeded 10% of shareholders’ equity except for U.S. government and agency obligations.

The following table shows the amortized cost and estimated fair values of the corporation’s securities portfolio at the date indicated.

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value
	(Dollar amounts in thousands)
December 31, 2012
Available for sale:
U.S. Government and federal agency	$1,794	$8	$0	$1,802
State and municipal	50,946	4,241	(8)	55,179
Mortgage-backed: residential	62,903	1,755	(20)	64,638
Equity securities	23	8	0	31

Total securities	$115,666	$6,012	$(28)	$121,650

December 31, 2011
Available for sale:
U.S. Government and federal agency	$2,430	$16	$0	$2,446
State and municipal	53,841	3,592	(10)	57,423
Mortgage-backed: residential	88,362	2,060	(136)	90,286
Equity securities	23	0	(3)	20

Total securities	$144,656	$5,668	$(149)	$150,175

December 31, 2010
Available for sale:
U.S. Government and federal agency	$2,954	$21	$0	$2,975
State and municipal	44,656	833	(484)	45,005
Corporate bonds and notes	1,487	29	0	1,516
Mortgage-backed: residential	86,001	2,766	(240)	88,527
Equity securities	23	0	(13)	10

Total securities	$135,121	$3,649	$(737)	$138,033

The contractual maturity of securities available for sale at December 31, 2012 is shown below.

	One year or less	More than one to five years	More than five to ten years	More than ten years	Total securities
	Amortized Cost	Amortized Cost	Amortized Cost	Amortized Cost	Amortized Cost	Fair
	Average yield	Average yield	Average yield	Average yield	Average yield	value
	(Dollar amounts in thousands)
U.S. Government and	$0	$1,179	$615	$0	$1,794	$1,802
federal agency	0%	1.38%	4.54%	0%	2.46%
State and municipal	1,340	3,495	20,393	25,718	50,946	55,179
	1.66%	3.63%	3.56%	3.30%	3.38%
Mortgage-backed:
residential	164	3,171	52,779	6,789	62,903	64,638
	1.12%	2.31%	2.58%	2.87%	2.59%
Total	$1,504	$7,845	$73,787	$32,507	$115,643	$121,619
	1.60%	2.76%	2.87%	3.21%	2.94%

Restricted Equity Securities

As of December 31, 2012, the Bank held 24,855 shares of $100 par value Federal Home Loan Bank of Cincinnati (FHLB) stock, which are restricted-equity securities. FHLB stock represents an equity interest in the FHLB, but it does not have a readily determinable fair value. The stock can be sold at its par value only, and only to the FHLB or to another member institution. Member institutions are required to maintain a minimum stock investment in the FHLB, based on total assets, total mortgages, and total mortgage-backed securities.

As of December 31, 2012, the Bank held 14,714 shares of Federal Reserve Bank stock, with a carrying value of $736 thousand, which are restricted equity securities. The capital stock represents an equity interest in the Federal Reserve Bank, but does not have a readily determinable fair value. Member institutions are required to hold 6% of capital and surplus in Federal Reserve Bank stock at all times.

Total Liabilities

Total liabilities increased by $32.2 million or 8.9% from 2011 to 2012. This increase is primarily a result of a $26.4 million increase in deposits and a $8.5 million increase in repurchase agreements, partially offset by a decrease of $3.0 million in Federal Home Loan Bank advances.

Deposits

Deposits increased during 2012 by $26.4 million or 7.8%. The increase is primarily attributed to a growth in interest-bearing demand deposits of $9.4 million or 6.1% and noninterest-bearing demand deposits of $8.2 million or 11.6%. Much of the increase in this category is attributed to the Bank’s success in marketing our “Platinum Checking” and “Bonus Checking” accounts. Savings accounts increased by $6.3 million or 11.2% from the end of 2011 to the end of 2012. Time deposits increased by $2.5 million or 4.2%.

	Maturity of time deposits of $100,000 or more at December 31, 2012
	(Dollar amounts in thousands)
	Amount	Percent of Total
Time remaining to maturity:
Three months or less	$2,936	16%
Over three through 12 months	8,187	43%
Over one year through 3 years	6,417	34%
Over 3 years	1,410	7%

	$18,950	100%

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

The most liquid assets are cash and cash equivalents, which at year-end 2012 consisted of $27.6 million in cash and due from banks. At year-end 2011 cash and cash equivalents consisted of $15.2 million in cash and due from banks. Federal funds sold are overnight investments with correspondent banks, an investment and liquidity tool used to maximize earning assets. Securities classified as available for sale that are not pledged are another source of liquidity. We consider the Bank’s loans-to-deposits ratio to assess liquidity, seeking to cap the ratio of loans to deposits at 90%. The ratio of total loans to deposits at year-end 2012 was 73.3%. At the end of 2012 the fair value of securities available for sale was approximately $121.7 million, while the fair value of securities pledged was approximately $66.5 million, representing securities pledged to secure public deposits and repurchase agreements.

The Corporation’s operating activities, as described in the Consolidated Statements of Cash Flows in the attached consolidated financial statements, include net cash provided of $7.4 million in 2012, $6.3 million in 2011 and $5.1 million in 2010, generated principally from net income in those years. The Bank reported $17.0 and $17.6 million in originations and proceeds from sales of mortgage loans held for sale as operating activities in 2012.

The Corporation’s investing activities, as described in the Consolidated Statements of Cash Flows in the attached consolidated financial statements, consist primarily of loan originations and repayments, along with securities purchases, sales and maturities. In 2012, net cash used in investing activities was $26.1 million. Proceeds from the maturities and repayments securities, offset by purchases of securities provided $27.3 million. The increase in loans over the year utilized $53.8 million of cash. In 2011, net cash used in investing activities was $29.4 million. The purchase of securities, offset by maturities, repayments and sales accounted for the use of $10.6 million. Proceeds from the maturities and repayments of time deposits with other financial institutions provided $5.5 million.

The Corporation’s financing activities, as described in the Consolidated Statements of Cash Flows in the attached consolidated financial statements, include the solicitation and repayment of customer deposits, borrowings and repayments, treasury stock activity, and the payment of dividends. In 2012, net cash provided by financing activities was $31.2 million. The increase in deposits over the year provided $26.4 million of cash. The increase in short-term borrowings over the year provided $8.5 million of cash. At December 31, 2012, the Bank had $5.0 million of borrowings outstanding with FHLB, maturing in the year 2014. This amount represents a $3.0 million decrease from the $8.0 million that was owed at the end of 2011. Net cash provided by financing activities was $25.5 million in 2011. The increase in deposits during 2011 provided $31.5 million of cash. The maturity of FHLB borrowings used $12.0 million of cash during the year.

First National Bank has approximately $14.0 million available in short-term funding arrangements with its correspondent banks and the FHLB as of December 31, 2012. Additional information concerning FHLB borrowings and bank obligations under repurchase agreements is contained in Notes 9 and 10 of the consolidated financial statements of National Bancshares Corporation. The outstanding balances and related information about short-term borrowings, which consists almost entirely of securities sold under agreements to repurchase are summarized as follows:

	Year ended December 31,
	2012	2011	2010
	(Dollar amounts in thousands)
Balance at year-end	$18,633	$10,168	$7,747
Average balance outstanding	11,604	9,071	8,032
Maximum month-end balance	18,633	11,114	12,083
Weighted-average rate at year-end	0.15%	0.15%	0.15%
Average rate during the year	0.15%	0.15%	0.15%

The Bank is subject to federal regulations imposing minimum capital requirements. Total risk-based capital, tier I risk-based capital, and tier I leverage capital ratios are monitored to assure compliance with regulatory capital requirements. At December 31, 2012, the Bank exceeded minimum risk-based and leverage capital ratio requirements. The Bank’s ratio of total capital to risk-based assets was 12.53% on December 31, 2012. The minimum required ratio to be considered adequately capitalized is 8%. Additional information concerning capital ratios at year-end 2012 and 2011 is contained in Note 15 of the consolidated financial statements.

Contractual Obligations

As discussed in the notes to National Bancshares Corporation’s consolidated financial statements, obligations exist to make payments under contracts, including borrowings. At December 31, 2012, the aggregate contractual obligations are outlined below:

			Payment due by period
		(Dollar amounts in thousands)
		One year	More than one	More than three	More than
	Total	or less	to three years	to five years	five years
Time deposits	$62,174	$34,180	$23,343	$4,651	$0
Deposits without a stated maturity	304,895	304,895	0	0	0
Long-term obligations	5,000	0	5,000	0	0
Information system contract obligations	2,108	1,027	1,081	0	0
Operating lease obligations	145	51	94	0	0

	$374,322	$340,153	$29,518	$4,651	$0

Off-Balance Sheet and Contingent Liabilities

Financial instruments, such as loan commitments, credit lines, and letters of credit are issued to satisfy customers’ financing needs. Ordinarily having fixed expiration dates, these commitments are agreements to provide credit or to support the credit of others, as long as conditions established in the contracts are satisfied. Off-balance-sheet risk in the form of potential credit loss exists up to the face amount of these instruments, although we do not expect losses. Since these commitments are viewed as loans, the same credit policies used for loans are used to evaluate making the commitments. These funding commitments by expiration period were as follows at year-end 2012:

	Expiration of funding commitments
	One year	More than
	or less	one year	Total
	(Dollar amounts in thousands)
Unused loan commitments	$28,255	$33,337	$61,592
Commitment to make loans	6,996	0	6,996
Overdraft protection	12,264	0	12,264
Letters of credit	288	0	288

	$47,803	$33,337	$81,140

Of the unused loan commitments, $1,992 are fixed-rate commitments, $66,884 are variable-rate commitments and $12,264 are related to automatic overdraft protection for checking accounts. Rates on unused fixed-rate loan commitments range from 3.75% to 7.5%. The funding commitments shown in the table above do not necessarily represent future cash requirements since experience demonstrates that a large percentage of funding commitments expire unused or partially used.

The Bank sells some of the loans it originates, particularly conventional fixed-rate residential mortgage loans. The loans are sold without recourse. The Bank has retained mortgage-servicing rights on approximately $22.6 million of residential mortgage loans sold.

Shareholders’ Equity

The $2.6 million or 6.0% increase in shareholders’ equity from year-end 2011 to year-end 2012 was caused by an increase in retained earnings of $2.1 million, and a $306 thousand increase in accumulated other comprehensive income, which resulted from an increase in the fair value of securities available for sale. Accumulated other comprehensive income represents the unrealized appreciation or depreciation (net of taxes) in the fair value of securities available for sale. Interest rate volatility, economic and interest rate conditions could cause material fluctuations in accumulated other comprehensive income. The dividend payout ratio for 2012 was 25.29% versus 27.03% in 2011.

National Bancshares Corporation is dependent on the Bank for earnings and funds necessary to pay dividends, and the payment of dividends, by the Bank to National Bancshares Corporation, is subject to bank regulatory restrictions. According to the National Bank Act and Office of the Comptroller of the Currency (OCC) Rule 5.64, a national bank may never pay a cash dividend without advance OCC approval if the amount of the dividend exceeds retained net income for the year and for the two preceding years (after any required transfers to surplus). The Bank could, without prior approval, pay dividends to the holding company of approximately $6.3 million as of December 31, 2012.

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

The Board of Directors has established revised limits on a decline in the economic value of equity (EVE) and earnings at risk (EAR) given changes in interest rates. These limits are that EVE shall not decline by more than 10%, 20%, 30% and 35% given a 1%, 2%, 3% and 4% increase or decrease in interest rates respectively and that EAR shall not be greater than 5%, 10%, 15% or 20% given a 1%, 2%, 3% or 4% increase or decrease in interest rates respectively. The following illustrates our equity at risk in the economic value of equity model.

December 31, 2012

Basis Point Change in Rates	+400 bp	+300 bp	+200 bp	+100 bp	-100 bp	-200 bp	-300 bp	-400 bp

Increase (decrease) in EVE	(15.4)%	(10.9)%	(5.1)%	(1.0)%	(4.8)%	nm	nm	nm

December 31, 2011

Basis Point Change in Rates	+400 bp	+300 bp	+200 bp	+100 bp	-100 bp	-200 bp	-300 bp	-400 bp

Increase (decrease) in EVE	(18.7)%	(13.3)%	(6.3)%	(1.1)%	(8.2)%	nm	nm	nm

nm – not meaningful

The Bank is in compliance with the interest rate risk policy limits related to EVE as of December 31, 2012 and 2011.

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

The following illustrates the effect on earnings or EAR given rate increases of 100 to 400 basis points and decreases in interest rates of 100 to 400 basis points.

December 31, 2012

Basis Point Change in Rates	+ 400 bp	+300 bp	+200 bp	+100 bp	-100 bp	-200 bp	-300 bp	-400 bp

Increase (decrease) in Earnings	(1.0)%	(1.0)%	(0.3)%	(0.0)%	(1.0)%	nm	nm	nm

December 31, 2011

Basis Point Change in Rates	+400 bp	+300 bp	+200 bp	+100 bp	-100 bp	-200 bp	-300 bp	-400 bp

Increase (decrease) in Earnings	(1.1)%	(1.0)%	(0.4)%	(0.1)%	(0.4)%	nm	nm	nm

nm – not meaningful

The Bank is in compliance with the interest rate risk policy limits related to EAR as of December 31, 2012 and 2011.

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

				Year ended December 31,
	2012			2011			2010
	Average		Yield/	Average		Yield/	Average		Yield/
	Balance	Interest	Cost	Balance	Interest	Cost	Balance	Interest	Cost
				(Dollars amounts in thousands)
Assets
Interest earning assets:
Securities:
Taxable	$84,623	$2,139	2.59%	$91,834	$3,019	3.38%	$99,508	$3,541	3.70%
Nontaxable (1)	57,003	2,732	5.17%	48,973	2,462	5.19%	35,072	1,839	5.43%
Interest bearing deposits	30,476	66	0.22%	25,847	93	0.36%	25,704	210	0.82%
Net loans (including nonaccrual loans)	238,601	11,981	5.02%	200,802	10,676	5.32%	192,836	10,536	5.46%

Total interest-earning assets	410,703	16,198	4.12%	367,456	16,250	4.42%	353,120	16,126	4.57%
All other assets	25,109			30,815			27,689

Total assets	$435,812			$398,271			$380,809

Liabilities and Shareholder’s Equity
Interest-bearing liabilities:
Deposits:
Interest-bearing checking	$164,537	701	0.43%	$148,611	766	0.52%	$123,993	683	0.55%
Savings	57,766	84	0.15%	53,688	81	0.15%	48,721	62	0.13%
Time, $100,000 and over	17,518	173	0.99%	16,748	212	1.27%	18,962	357	1.88%
Time, other	44,137	572	1.30%	47,471	691	1.46%	55,742	1,086	1.95%
Federal Home Loan Bank advances	7,221	188	2.60%	9,915	256	2.58%	24,652	984	3.99%
Other funds purchased	11,621	44	0.38%	9,661	44	0.46%	9,115	47	0.52%

Total interest-bearing liabilities	302,800	1,762	0.58%	286,094	2,050	0.72%	281,185	3,219	1.14%
Demand deposits	84,387			67,968			56,657
Other liabilities	4,643			3,336			3,345
Shareholders’ equity	43,982			40,873			39,622

Total liabilities and shareholders’ equity	$435,812			$398,271			$380,809

Net interest income (1)		$15,156			$14,200			$12,907

Interest rate spread (2)			3.54%			3.70%			3.43%
Net yield on interest-earning assets (3)			3.69%			3.86%			3.66%
Ratio of average interest-earning assets to average interest-bearing liabilities			135.64%			128.44%			125.58%

(1)	Tax-equivalent basis
(2)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3)	Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

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

	2012 over 2011			2011 over 2010
(Dollar amounts in thousands)	Volume	Rate	Net change	Volume	Rate	Net change
Interest income
Securities:
Taxable	$(242)	$(638)	$(880)	$(346)	$(176)	$(522)
Nontaxable	201	69	270	643	(20)	623
(tax-equivalent basis)
Interest bearing deposits	10	(37)	(27)	1	(118)	(117)
Loans (including nonaccrual loans)	1,898	(593)	1,305	424	(284)	140

Total interest income (tax-equivalent basis)	$1,867	$(1,199)	$668	$722	$(598)	$124
Interest expense
Deposits
Interest bearing checking	$68	$(133)	$(65)	$127	$(44)	$83
Savings	6	(3)	3	7	12	19
Time, $100,000 and over	8	(47)	(39)	(28)	(117)	(145)
Time, other	(43)	(76)	(119)	(120)	(275)	(395)
Federal Home Loan Bank Advances	(70)	2	(68)	(381)	(347)	(728)
Other funds purchased	7	(7)	0	2	(5)	(3)

Total interest expense	$(24)	$(264)	$(288)	$(393)	$(776)	$(1,169)

Change in net interest income (tax-equivalent basis)*	$1,891	$(935)	$956	$1,115	$178	$1,293

*	Tax equivalence based on highest statutory tax rates of 34%.

2012 versus 2011

During 2012, net income increased $199 thousand or 7.6% to $2.8 million. Accordingly, basic and diluted earnings per share increased from $1.18 per share in 2011 to $1.27 per share in 2012. Earnings for 2012 were positively impacted by an increase in net interest income and a decrease in noninterest expense partially offset by an increase in the provision for loan losses and an increase in income tax expense. Returns on average equity and average assets for the year ending December 31, 2012, were 6.39% and 0.65%, respectively, compared to 6.39% and 0.66% for the year ending December 31, 2011.

Interest and fees on loans increased $1,305 thousand or 12.2%, due to an increase in the average balance of loans in 2012, offset by a decrease in the yield on loans. Securities interest and dividend income decreased $702 thousand or 15.1% over 2011. Much of this decrease is attributable to decrease in the average balance of securities.

Interest expense decreased $288 thousand or 14.0% during 2012, as the Bank’s deposits and short-term borrowings were affected by the falling interest rate environment. The cost of interest-bearing liabilities fell from 0.72% in 2011 to 0.58% in 2012. Most of the growth in interest-bearing liabilities occurred in interest-bearing demand deposit accounts. The cost of interest-bearing demand deposits is relatively low compared to other interest-bearing liabilities. Interest expense on deposits decreased $220 thousand or 12.6% in 2012. Federal Home Loan Bank advances interest expense decreased $68 thousand or 26.6% as the amount of advances decreased from $8 million to $5 million during 2012.

The provision for loan losses was $1.4 million in 2012, compared to $600 thousand in 2011. The allowance for loan losses and the related provision for loan losses is based on management’s judgment and evaluation of the loan portfolio. The 2012 provision for loan losses was primarily related to the growth in the loan portfolio. Net charge-offs were $1.1 million for 2012, compared to $22 thousand for 2011. The charge-offs in 2012 relate primarily to changes in the collateral valuations based on information obtained in 2012 for two commercial real estate loan relationships. The properties, which were collateral for these two relationships, were subsequently transferred into other real estate owned after the Bank assumed ownership. The allowance as a percentage of loans decreased from 1.46% at December 31, 2011 to 1.26% at December 31, 2012. Classified loans have decreased from $12.1 million as of December 31, 2011 to $8.7 million as of December 31, 2012. Total nonperforming loans have decreased from $4.0 million as of December 31, 2011 to $1.2 million as of December 31, 2012. Management believes the current allowance for loan losses is adequate, however changing economic and other conditions may require future adjustments to the allowance for loan losses.

Noninterest income decreased $135 thousand or 4.5% during 2012. The change is primarily related to the decrease in securities gains (losses), net and gains on the sale of SBA loans partially offset by an increase in mortgage banking activities. In 2012, proceeds from sales of mortgage loans was $17.5 million, compared to $11.4 million in 2011. In 2011, $121,000 of income from the death benefit of an insurance policy was recorded in other noninterest income.

Noninterest expense was $12.4 million for the year ended December 31, 2012 compared to $12.7 million for 2011, a decrease of 2.8%. Professional and consulting expense, amortization of intangibles and Directors pension expense declined in 2012, partially offset by an increase in salaries and employee benefits, compared to 2011 levels.

Income tax expense was $551 thousand for the year ended December 31, 2012, representing an increase of $107 thousand compared to 2011. The change is primarily related to an increase in income before income taxes, partially offset by an increase in interest income derived from nontaxable securities.

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

Allowance for Loan Losses

An allowance for loan losses recorded under generally accepted accounting principles is a valuation allowance for probable incurred credit losses, based on current information and events, increased by the provision for loan losses and decreased by charge-offs less recoveries. The amount of the allowance is a product of management’s judgment and it is inevitably imprecise. Estimating the allowance requires significant judgment and the use of estimates related to many factors, including the amount and timing of future cash flows on problem loans, estimated losses on pools of loans based on historical loss experience, and consideration of current economic trends and conditions, all of which are susceptible to significant change. Although management believes that the allowance for loan losses was adequate at December 31, 2012, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy and employment could result in increased levels of non-performing assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a bank’s loan loss allowance. The Office of the Comptroller of the Currency (OCC) could require the recognition of additions to the loan loss allowance based on the OCC’s judgment of information available to it at the time of its examination of First National Bank.

Valuation of Securities

The portfolio of available for sale securities is reported at fair value. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments. Available for sale securities are reviewed quarterly for possible other than temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment, such as the length of time the fair value has been below cost, the expectation for that security’s performance, the credit worthiness of the issuer, and the bank’s ability to hold the security to maturity. A decline in value that is considered to be other than temporary and related to a deterioration of the credit worthiness of the issuer would be recorded as a loss within noninterest income in the consolidated statements of income.

Goodwill

Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

The Corporation performed a goodwill impairment analysis as of September 30, 2012. The fair value of the single reporting unit was determined to be greater than the carrying value. The fair value was determined by using estimated sales price multiples based on recent observable market transactions.

New Accounting Pronouncements

See Note 1 of the consolidated financial statements for details on new accounting pronouncements.

CONSOLIDATED BALANCE SHEETS

December 31, 2012 and 2011

(Dollar amounts in thousands, except per share data)

	2012	2011
ASSETS
Cash and due from banks	$27,624	$15,213
Time deposits with other financial institutions	0	246
Securities available for sale	121,650	150,175
Restricted equity securities	3,221	3,220
Loans held for sale	171	207
Loans, net of allowance for loan losses:
2012 – $3,400
2011 – $3,163	265,539	213,952
Premises and equipment, net	11,443	12,173
Goodwill	4,723	4,723
Accrued interest receivable	1,426	1,404
Bank owned life insurance	2,719	2,649
Other real estate owned	860	17
Other assets	1,458	2,107

	$440,834	$406,086

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits
Non-interest bearing	$78,990	$70,810
Interest bearing	288,079	269,854

Total deposits	367,069	340,664
Repurchase agreements	18,633	10,168
Federal Home Loan Bank advances	5,000	8,000
Accrued interest payable	206	219
Accrued expenses and other liabilities	4,605	4,290

Total liabilities	395,513	363,341
Commitments and contingent liabilities
Shareholders’ equity
Common stock, no par value; 6,000,000 shares authorized; 2,289,528 shares issued	11,447	11,447
Additional paid-in capital	4,888	4,815
Retained earnings	26,401	24,335
Treasury stock, at cost (69,563 and 76,259 shares)	(1,364)	(1,495)
Accumulated other comprehensive income	3,949	3,643

Total shareholders’ equity	45,321	42,745

	$440,834	$406,086

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

	2012	2011	2010
Interest and dividend income
Loans, including fees	$11,981	$10,676	$10,536
Securities:
Taxable	2,139	3,019	3,541
Nontaxable	1,803	1,625	1,214
Federal funds sold and other	66	93	210

Total interest and dividend income	15,989	15,413	15,501
Interest expense
Deposits	1,530	1,750	2,188
Short-term borrowings	44	44	47
Federal Home Loan Bank advances	188	256	984

Total interest expense	1,762	2,050	3,219

Net interest income	14,227	13,363	12,282
Provision for loan losses	1,374	600	2,229

Net interest income after provision for loan losses	12,853	12,763	10,053
Noninterest income
Checking account fees	1,042	1,085	1,125
Visa check card interchange fees	591	549	442
Deposit and miscellaneous service fees	384	321	338
Mortgage banking activities	560	256	285
Loss on sales of other real estate owned	4	(38)	(24)
Securities gains, net	0	214	661
Gain on sale of SBA loans	0	171	0
Death benefit from life insurance policy	0	121	0
Other	316	353	363

Total noninterest income	2,897	3,032	3,190
Noninterest expense
Salaries and employee benefits	6,164	6,025	5,550
Data processing	1,191	1,160	1,033
Net occupancy	1,403	1,480	1,231
FDIC assessment	309	362	520
Professional and consulting fees	432	637	685
Franchise tax	402	360	348
Maintenance and repairs	206	237	203
Amortization of intangibles	0	107	90
Telephone	221	242	237
Marketing	247	240	240
Director fees	201	188	193
Directors pension expense	88	181	98
Software license and maintenance fees	200	245	202
Postage and supplies	304	283	295
Other	1,020	992	922

Total noninterest expense	12,388	12,739	11,847

Income before income taxes	3,362	3,056	1,396
Income tax expense	551	444	71

Net income	$2,811	$2,612	$1,325

Weighted average common shares outstanding	2,217,690	2,211,508	2,205,973
Weighted average diluted common shares outstanding	2,220,047	2,211,508	2,205,973
Basic and diluted earnings per common share	$1.27	$1.18	$0.60

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

	2012	2011	2010
Net income	$2,811	$2,612	$1,325
Other comprehensive income (loss):
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the period	465	2,821	(195)
Reclassification adjustment for losses (gains) included in net income	0	(214)	(661)

Tax effect	(159)	(887)	292

Total other comprehensive income (loss)	306	1,720	(564)
Comprehensive income	$3,117	$4,332	$761

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

					Accumulated
		Additional			Other	Total
	Common	Paid-In	Retained	Treasury	Comprehensive	Shareholders’
	Stock	Capital	Earnings	Stock	Income	Equity
Balance at January 1, 2010	$11,447	$4,752	$21,856	$(1,639)	$2,487	$38,903
Net income			1,325			1,325
Other comprehensive loss, net of tax					(564)	(564)
Cash dividends declared ($.32 per share)			(706)			(706)
Compensation expense under stock-based compensation plans		23				23

Balance at December 31, 2010	11,447	4,775	22,475	(1,639)	1,923	38,981
Net income			2,612			2,612
Other comprehensive income, net of tax					1,720	1,720
Cash dividends declared ($.32 per share)			(706)			(706)
Stock awards issued from Treasury Shares (7,296 shares)			(46)	144		98
Compensation expense under stock-based compensation plans		40				40

Balance at December 31, 2011	11,447	4,815	24,335	(1,495)	3,643	42,745
Net income			2,811			2,811
Other comprehensive income, net of tax					306	306
Cash dividends declared ($.32 per share)			(711)			(711)
Stock awards issued from Treasury Shares (5,196 shares)			(25)	102		77
Exercise of stock options (1,500 shares)			(9)	29		20
Tax benefit (deficit) on exercise of options		(1)				(1)
Compensation expense under stock-based compensation plans		74				74

Balance at December 31, 2012	$11,447	$4,888	$26,401	$(1,364)	$3,949	$45,321

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

	2012	2011	2010
Cash flows from operating activities
Net income	$2,811	$2,612	$1,325
Adjustments to reconcile net income to net cash from operating activities
Provision for loan losses	1,374	600	2,229
Deferred income taxes	(48)	25	95
Depreciation, amortization and accretion	2,379	2,338	1,876
Earnings on Bank owned life insurance	(70)	(87)	(91)
Death benefit from life insurance policy	0	(121)	0
Restricted equity securities dividends	(1)	(1)	(1)
Origination of mortgage loans held for sale	(16,994)	(11,313)	(11,889)
Proceeds from sales of mortgage loans held for sale	17,590	11,362	12,490
Gain on sale of loans	(560)	(256)	(285)
Net security gains	0	(214)	(661)
Loss on sale/write-down of other real estate owned	(4)	38	24
Gain from the sale of loans guaranteed by SBA	0	(171)	0
Compensation expense under stock-based compensation plans	150	138	23
Change in other assets and liabilities	781	1,331	(68)

Net cash from operating activities	7,408	6,281	5,067
Cash flows from investing activities
Purchases of time deposits with other financial institutions	0	0	(984)
Proceeds from time deposits with other financial institutions	246	5,451	8,867
Available for sale securities:
Maturities, repayments and calls	34,626	37,781	38,526
Sales	0	14,980	18,775
Purchases	(7,336)	(63,364)	(66,312)
Purchases of premises and equipment	(165)	(580)	(4,241)
Proceeds from the sale of loans guaranteed by SBA	0	2,360	0
Capitalized expenditures on other real estate owned	(55)	0	0
Proceeds from sale of other real estate owned	439	56	113
Proceeds from the sale of an impaired loan	0	0	930
Purchase of loans	0	0	(1,184)
Net change in loans to customers	(53,932)	(26,110)	1,350

Net cash from investing activities	(26,177)	(29,426)	(4,160)
Cash flows from financing activities
Net change in deposits	26,405	31,530	17,761
Net change in short-term borrowings	8,465	1,697	(1,249)
Proceeds from the exercise of stock options	20	0	0
Repayments Federal Home Loan Bank advances	(3,000)	(7,000)	(12,000)
Dividends paid	(710)	(706)	(706)

Net cash from financing activities	31,180	25,521	3,806

Net change in cash and cash equivalents	12,411	2,376	4,713
Beginning cash and cash equivalents	15,213	12,837	8,124

Ending cash and cash equivalents	$27,624	$15,213	$12,837

Supplemental cash flow information:
Interest paid	$1,775	$2,143	$3,315
Income taxes paid	585	420	537
Supplemental noncash disclosures:
Transfer from loans to other real estate owned	1,222	54	91
Issuance of stock awards	77	98	0

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

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

Use of Estimates: To prepare financial statements in conformity with U. S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

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

Years ended December 31, 2012, 2011 and 2010

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

Years ended December 31, 2012, 2011 and 2010

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

The majority of the Corporation’s loan portfolio is commercial, commercial real estate, residential real estate, home equity and consumer loans made to individuals and businesses in the Corporation’s market area. Repayment of these loans is dependent on general economic conditions and unemployment levels in the Corporation’s market area.

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

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

At December 31, 2012 and 2011, the servicing assets of the Corporation totaled $124 and $47, respectively, and are included with other assets on the consolidated balance sheets. When mortgage loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Servicing assets are evaluated for impairment based upon the fair value of the assets compared to carrying amount. Any impairment is reported as a valuation allowance, to the extent that fair value is less than the capitalized amount for a grouping. There was no valuation allowance impairment against servicing assets as of December 31, 2012, 2011 and 2010.

Servicing fee income is recorded when earned for servicing loans based on a contractual percentage of the outstanding principal or a fixed amount per loan. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $67, $92 and $76 for the years ended December 31, 2012, 2011 and 2010, respectively. Late fees and ancillary fees related to loan servicing are not material.

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

Goodwill: Goodwill resulting from business combinations prior to January 1, 2009 represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill resulting from business combinations after January 1, 2009, is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. The Corporation has selected September 30th as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset on the Corporation’s balance sheet with an indefinite life.

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

Years ended December 31, 2012, 2011 and 2010

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

Earnings Per Common Share: Earnings per common share is net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential common shares issuable under stock options. 96,000, 84,500 and 89,000 stock options were not considered in computing diluted earnings per common share for 2012, 2011 and 2010 because they were antidilutive.

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

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $100 was required to meet regulatory reserve and clearing requirements at year-end 2012 and 2011. These balances do not earn interest.

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

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards: In June 2011, the FASB amended existing guidance and eliminated the option to present the components of other comprehensive income as part of the statement of changes in shareholder’s equity. The amendment requires that comprehensive income be presented in either a single continuous statement or in two separate consecutive statements. The amendments in this guidance are effective as of the beginning of a fiscal reporting year, and interim periods within that year, that begins after December 15, 2011. The adoption of this amendment changed the presentation of the components of comprehensive income for the Corporation as part of the consolidated statement of shareholder’s equity.

In May 2011, the FASB issued an amendment to achieve common fair value measurement and disclosure requirements between U.S. and International accounting principles. Overall, the guidance is consistent with existing U.S. accounting principles; however, there are some amendments that change a particular principle or requirements for measuring fair value or for disclosing information about fair value measurements. The amendments in this guidance are effective for interim and annual reporting periods beginning after December 15, 2011. The effect of adopting this standard did not have a material effect on the Corporation’s operating results or financial condition.

NOTE 2 – SECURITIES

The amortized cost, fair value and the related gross unrealized gains and losses of available for sale securities recognized in accumulated other comprehensive income (loss) were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
2012
U.S. Treasury and federal agency	$1,794	$8	$0	$1,802
State and municipal	50,946	4,241	(8)	55,179
Mortgage-backed: residential	62,903	1,755	(20)	64,638
Equity securities	23	8	0	31

Total securities available for sale	$115,666	$6,012	$(28)	$121,650

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

NOTE 2 – SECURITIES (continued)

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
2011
U.S. Treasury and federal agency	$2,430	$16	$0	$2,446
State and municipal	53,841	3,592	(10)	57,423
Mortgage-backed: residential	88,362	2,060	(136)	90,286
Equity securities	23	0	(3)	20

Total securities available for sale	$144,656	$5,668	$(149)	$150,175

	2012	2011	2010
Sales of available for sale securities were as follows:
Proceeds	$0	$14,980	$18,775
Gross gains	0	216	679
Gross losses	0	(2)	(26)
Gross gains from calls	0	0	8

The tax provision (benefit) related to these net realized gains and losses was $0, $73 and $225, respectively.

The amortized cost and fair value of securities at year-end 2012 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities and equity securities, are shown separately.

	Amortized
	Cost	Fair Value
Due in one year or less	$1,340	$1,351
Due from one to five years	4,674	4,862
Due from five to ten years	21,008	22,902
Due after ten years	25,718	27,866
Mortgage-backed: residential	62,903	64,638
Equity securities	23	31

	$115,666	$121,650

Securities pledged at year-end 2012 and 2011 had a fair value of $66,528 and $63,941 and were pledged to secure public deposits and repurchase agreements.

At year-end 2012 and 2011, there were no holdings of securities of any one issuer, other than the U.S. Government, and its agencies and corporations, in an amount greater than 10% of shareholders’ equity.

All mortgage-backed securities are issued by the United States government or any agency or corporation thereof as of December 31, 2012 and 2011.

Securities with unrealized losses at year-end 2012 and 2011, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss
2012
State and municipal	$1,325	$(8)	$0	$0	$1,325	$(8)
Mortgage-backed: residential	2,772	(20)	0	0	2,772	(20)

Total temporarily impaired	$4,097	$(28)	$0	$0	$4,097	$(28)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

NOTE 2 – SECURITIES (continued)

	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss
2011
State and municipal	$366	$(3)	$891	$(7)	$1,257	$(10)
Mortgage-backed: residential	22,639	(136)	0	0	22,639	(136)
Equity	20	(3)	0	0	20	(3)

Total temporarily impaired	$23,025	$(142)	$891	$(7)	$23,916	$(149)

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

National Bancshares Corporation equity securities are comprised of FHLMC preferred stock. An other than temporary impairment charge was taken on this investment in 2008, reducing the cost basis to $23. The fair value of these securities at December 31, 2012 and 2011 was $31 and $20, respectively.

NOTE 3 – LOANS

Loans at year end were as follows:

	2012	2011
Commercial real estate:
Commercial real estate	$59,484	$55,520
Secured by farmland	23,161	11,609
Construction and land development	8,682	4,822
Commercial:
Commercial and industrial	37,138	30,165
Agricultural production	12,107	3,721
Residential real estate:
One-to-four family	69,364	56,261
Multifamily	18,660	17,041
Construction and land development	959	683
Home equity	31,218	30,086
Consumer:
Auto:
Direct	5,436	3,866
Indirect	1,087	2,740
Other	1,780	980

	269,076	217,494
Unearned and deferred income	(137)	(379)
Allowance for loan losses	(3,400)	(3,163)

	$265,539	$213,952

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

NOTE 3 – LOANS (Continued)

The following table presents the activity in the allowance for loan losses by portfolio segment for the year ending December 31, 2012:

		Commercial	Residential	Home
	Commercial	Real Estate	Real Estate	Equity	Consumer	Unallocated	Total
Allowance for loan losses:
Beginning Balance	$856	$1,480	$721	$66	$40	$0	$3,163
Provision for loan losses	342	837	108	81	6	0	1,374
Loans charged-off	(282)	(525)	(250)	(91)	(41)	0	(1,189)
Recoveries	10	1	5	9	27	0	52

Total ending allowance balance	$926	$1,793	$584	$65	$32	$0	$3,400

The following table presents the activity in the allowance for loan losses by portfolio segment for the year ending December 31, 2011:

		Commercial	Residential	Home
	Commercial	Real Estate	Real Estate	Equity	Consumer	Unallocated	Total
Allowance for loan losses:
Beginning Balance	$460	$1,267	$675	$100	$53	$30	$2,585
Provision for loan losses	371	212	74	(9)	(18)	(30)	600
Loans charged-off	0	0	(28)	(26)	(17)	0	(71)
Recoveries	25	1	0	1	22	0	49

Total ending allowance balance	$856	$1,480	$721	$66	$40	$0	$3,163

Activity in the allowance for loan losses was as follows:

	2012	2011	2010
Beginning balance	$3,163	$2,585	$2,906
Provision for loan losses	1,374	600	2,229
Loans charged-off	(1,189)	(71)	(2,576)
Recoveries	52	49	26

Ending balance	$3,400	$3,163	$2,585

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

NOTE 3 – LOANS (Continued)

The recorded investment in loans includes the principal balance outstanding, net of unearned and deferred income and including accrued interest receivable. The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2012 and 2011:

		Commercial	Residential	Home
December 31, 2012	Commercial	Real Estate	Real Estate	Equity	Consumer	Unallocated	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$0	$33	$0	$0	$0	$0	$33
Collectively evaluated for impairment	926	1,760	584	65	32	0	3,367

Total ending allowance balance	$926	$1,793	$584	$65	$32	$0	$3,400

Recorded investment in loans:
Loans individually evaluated for impairment	$20	$1,478	$43	$0	$0	$0	$1,541
Loans collectively evaluated for impairment	49,455	89,868	88,910	31,499	8,366	0	268,098

Total ending loans balance	$49,475	$91,346	$88,953	$31,499	$8,366	$0	$269,639

		Commercial	Residential	Home
December 31, 2011	Commercial	Real Estate	Real Estate	Equity	Consumer	Unallocated	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$151	$183	$182	$0	$0	$0	$516
Collectively evaluated for impairment	705	1,297	539	66	40	0	2,647

Total ending allowance balance	$856	$1,480	$721	$66	$40	$0	$3,163

Recorded investment in loans:
Loans individually evaluated for impairment	$597	$2,420	$320	$0	$0	$0	$3,337
Loans collectively evaluated for impairment	33,399	69,535	73,570	30,288	7,698	0	214,490

Total ending loans balance	$33,996	$71,955	$73,890	$30,288	$7,698	$0	$217,827

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

NOTE 3 – LOANS (Continued)

The following table presents loans individually evaluated for impairment by class of loans as of, and for the year ended December 31, 2012:

	Unpaid		Allowance for	Average
	Principal	Recorded	Loan Losses	Recorded
December 31, 2012	Balance	Investment	Allocated	Investment
With no related allowance recorded:
Commercial real estate:
Commercial real estate	$378	$378	$0	$389
Construction and land development	1,154	1,057	0	1,375
Commercial:
Commercial and industrial	20	20	0	433
Residential real estate:
One-to-four family	43	43	0	44
With an allowance recorded:
Commercial real estate:
Construction and land development	43	43	33	43
Commercial:
Commercial and industrial	0	0	0	0

	$1,638	$1,541	$33	$2,284

For purposes of this disclosure, the unpaid principal balance is not reduced for net charge-offs.

The impact to interest income on impaired loans was not significant to the consolidated statements of income for the year ended December 31, 2012.

The following table presents loans individually evaluated for impairment by class of loans as of, and for the year ended December 31, 2011:

	Unpaid		Allowance for	Average
	Principal	Recorded	Loan Losses	Recorded
December 31, 2011	Balance	Investment	Allocated	Investment
With no related allowance recorded:
Commercial real estate:
Commercial real estate	$406	$406	$0	$426
Construction and land development	1,252	1,252	0	1,923
Commercial:
Commercial and industrial	29	29	0	31
Residential real estate:
One-to-four family	46	46	0	49
With an allowance recorded:
Commercial real estate:
Commercial real estate	762	762	183	902
Commercial:
Commercial and industrial	568	568	151	509
Residential real estate:
One-to-four family	274	274	182	283

	$3,337	$3,337	$516	$4,123

The impact to interest income on impaired loans was not significant to the consolidated statements of income for the year ended December 31, 2011.

The average of individually impaired loans as of, and for the year ended December 31, 2010 was $3,888. The impact to interest income on impaired loans was not significant to the consolidated statements of income for the year ended December 31, 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

NOTE 3 – LOANS (Continued)

Nonaccrual loans and loans past due 90 or more days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

The following table presents the recorded investment in nonaccrual and loans past due 90 or more days still on accrual by class of loans as of December 31, 2012 and 2011:

			Loans Past Due 90 or
	Nonaccrual		More Days Still Accruing
	2012	2011	2012	2011
Commercial real estate:
Commercial real estate	$421	$1,168	$0	$0
Construction and land development	249	1,252	0	0
Commercial:
Commercial and industrial	20	596	0	0
Residential real estate:
One-to-four family	43	438	469	181
Home equity	0	382	0	0
Consumer:
Auto:
Direct	0	0	2	0

	$733	$3,836	$471	$181

The following table presents the aging of the recorded investment in past due loans as of December 31, 2012 by class of loans:

	30 - 59	60 - 89	90 or More
	Days	Days	Days	Total	Loans Not
	Past Due	Past Due (1)	Past Due (2)	Past Due	Past Due (3)	Total
Commercial real estate:
Commercial real estate	$38	$217	$204	$459	$59,001	$59,460
Secured by farmland	0	0	0	0	23,218	23,218
Construction and land development	0	0	0	0	8,668	8,668
Commercial:
Commercial and industrial	156	0	20	176	37,090	37,266
Agricultural production	9	0	0	9	12,200	12,209
Residential real estate:
One-to-four family	191	0	491	682	68,663	69,345
Multifamily	0	0	0	0	18,650	18,650
Construction and land development	0	0	0	0	958	958
Home equity	14	40	0	54	31,445	31,499
Consumer:
Auto:
Direct	57	0	2	59	5,400	5,459
Indirect	0	10	0	10	1,114	1,124
Other	1	0	0	1	1,782	1,783

	$466	$267	$717	$1,450	$268,189	$269,639

(1)	Includes $217 thousand of loans on nonaccrual status.
(2)	All loans are nonaccrual status except for $471 thousand of loans past due 90 or more days still on accrual.
(3)	Includes $270 thousand of loans on nonaccrual status.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

NOTE 3 – LOANS (Continued)

The following table presents the aging of the recorded investment in past due loans as of December 31, 2011 by class of loans:

	30 - 59	60 - 89	90 or More
	Days	Days	Days	Total	Loans Not
	Past Due (1)	Past Due	Past Due (2)	Past Due	Past Due (3)	Total
Commercial real estate:
Commercial real estate	$0	$30	$922	$952	$54,557	$55,509
Secured by farmland	0	0	0	0	11,628	11,628
Construction and land development	856	0	396	1,252	3,566	4,818
Commercial:
Commercial and industrial	37	0	597	634	29,581	30,215
Agricultural production	0	0	0	0	3,781	3,781
Residential real estate:
One-to-four family	245	297	572	1,114	55,094	56,208
Multifamily	0	0	0	0	17,001	17,001
Construction and land development	0	0	0	0	681	681
Home equity	0	0	382	382	29,906	30,288
Consumer:
Auto:
Direct	1	0	0	1	3,896	3,897
Indirect	17	0	0	17	2,804	2,821
Other	14	0	0	14	966	980

	$1,170	$327	$2,869	$4,366	$213,461	$217,827

(1)	Includes $856 thousand of loans on nonaccrual status.
(2)	All loans are nonaccrual status except for $181 thousand of loans past due 90 or more days still on accrual.
(3)	Includes $292 thousand of loans on nonaccrual status.

Troubled Debt Restructuring

As of period ending December 31, 2012, certain loans were modified as troubled debt restructurings. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan.

The Corporation has two commercial loans with a balance of $1,082 that were individually evaluated for impairment whose loan terms have been modified in troubled debt restructurings as of December 31, 2012. There is $42 in specific reserves that have been allocated for these loans as of December 31, 2012. The Corporation has not committed to lend any additional amounts as of December 31, 2012 to customers with outstanding loans that are classified as troubled debt restructurings. The Corporation had commercial loans with balances of $2,517 that were individually evaluated for impairment whose loan terms have been modified in troubled debt restructurings as of December 31, 2011. $300 of specific reserve was allocated for these loans.

There were no loans modified as troubled debt restructurings that experienced payment default following the modification within the last twelve months. A loan is considered to be in payment default once it is 30 days contractually past due under the modified terms.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Corporation’s internal underwriting policy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

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

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. As of December 31, 2012, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

		Special
	Pass	Mention	Substandard	Doubtful	Total
Commercial real estate:
Commercial real estate	$54,057	$1,891	$3,512	$0	$59,460
Secured by farmland	23,218	0	0	0	23,218
Construction and land development	7,854	190	624	0	8,668
Commercial:
Commercial and industrial	34,827	929	1,510	0	37,266
Agricultural production	12,209	0	0	0	12,209
Residential real estate:
One-to-four family	0	18	43	0	61

	$132,165	$3,028	$5,689	$0	$140,882

As of December 31, 2011, the risk category of loans by class of loans is as follows:

		Special
	Pass	Mention	Substandard	Doubtful	Total
Commercial real estate:
Commercial real estate	$50,080	$2,229	$3,200	$0	$55,509
Secured by farmland	11,628	0	0	0	11,628
Construction and land development	2,729	196	1,893	0	4,818
Commercial:
Commercial and industrial	25,965	2,442	1,808	0	30,215
Agricultural production	3,781	0	0	0	3,781
Residential real estate:
One-to-four family	0	20	341	0	361

	$94,183	$4,887	$7,242	$0	$106,312

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

NOTE 3 – LOANS (Continued)

The Corporation considers the performance of the loan portfolio and its impact on the allowance for loan losses. For residential and consumer loan classes, the Corporation also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. The following table presents the recorded investment in residential and consumer loans based on payment activity as of December 31, 2012:

	Consumer			Residential Real Estate
						One-to-four	Home
	Direct	Indirect	Other	Construction	Multifamily	Family	Equity	Total
Performing	$5,457	$1,124	$1,783	$958	$18,650	$68,793	$31,499	$128,264
Nonperforming	2	0	0	0	0	491	0	493

	$5,459	$1,124	$1,783	$958	$18,650	$69,284	$31,499	$128,757

The following table presents the recorded investment in residential and consumer loans based on payment activity as of December 31, 2011:

	Consumer			Residential Real Estate
						One-to-four	Home
	Direct	Indirect	Other	Construction	Multifamily	Family	Equity	Total
Performing	$3,897	$2,821	$980	$681	$17,001	$55,275	$29,906	$110,561
Nonperforming	0	0	0	0	0	572	382	954

	$3,897	$2,821	$980	$681	$17,001	$55,847	$30,288	$111,515

NOTE 4 – LOAN SERVICING

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year-end are as follows:

	2012	2011
Mortgage loan portfolios serviced for:
FHLMC	$22,623	$16,373

There were no custodial escrow balances maintained in connection with serviced loans at year-end 2012 and 2011.

Activity for mortgage servicing rights follows:

	2012	2011	2010
Servicing rights:
Beginning of year	$47	$76	$115
Additions	112	4	5
Amortized to expense	(35)	(33)	(44)

End of year	$124	$47	$76

NOTE 5 – PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2012	2011
Land	$1,758	$1,758
Buildings	11,914	11,893
Furniture, fixtures and equipment	5,319	5,242

	18,991	18,893
Less: Accumulated depreciation	(7,548)	(6,720)

	$11,443	12,173

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

NOTE 5 – PREMISES AND EQUIPMENT (Continued)

Depreciation expense was $895, $932 and $748 in 2012, 2011 and 2010.

Rent expense under operating leases included in occupancy was $11, $21 and $37 for the years ended December 31, 2012, 2011 and 2010. Future lease payments are not material.

NOTE 6 – GOODWILL

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

Our annual impairment analysis as of September 30, 2012, indicated that the Step 2 analysis was not necessary. Step 2 of the goodwill impairment test is performed to measure the impairment loss. Step 2 requires that the implied fair value of the reporting unit goodwill be compared to the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

NOTE 7 – REAL ESTATE OWNED

Real estate owned activity was as follows:

	2012	2011	2010
Beginning balance	$18	$58	$104
Loans transferred to real estate owned	1,222	54	91
Capitalized expenditures	55	0	0
Sales of real estate owned	(435)	(94)	(137)

End of year	$860	$18	$58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

NOTE 8 – DEPOSITS

	2012	2011
Demand, noninterest-bearing	$78,990	$70,810
Demand, interest-bearing	163,852	154,410
Savings	62,053	55,781
Time, $100,000 and over	18,950	15,305
Time, other	43,224	44,358

	$367,069	$340,664

A summary of time deposits at year-end 2012 by maturity follows:

2013	$34,180
2014	18,298
2015	5,045
2016	4,588
2017	63

$62,174

NOTE 9 – FEDERAL HOME LOAN BANK ADVANCES

At year-end, advances from the Federal Home Loan Bank were as follows:

	2012	2011
Maturities in 2012, fixed rate at 2.00%	$0	$3,000
Maturities in 2014, fixed rate at 2.86% to 2.88%	5,000	5,000

	$5,000	$8,000

Each advance is payable at its maturity date; advances may be paid prior to maturity subject to a prepayment penalty. As collateral for the advances, the Bank has approximately $66,324 and $52,779 of first mortgage loans available under a blanket lien arrangement at year-end 2012 and 2011.

Required payments over the next five years are:

2014	2.86% to 2.88%	$5,000

NOTE 10 – REPURCHASE AGREEMENTS

Repurchase agreements generally mature within 30 days from the transaction date. Information concerning repurchase agreements is summarized as follows:

	2012	2011	2010
Average balance during the year	$11,604	$9,071	$8,032
Average interest rate during the year	0.15%	0.15%	0.15%
Maximum month-end balance during the year	$18,633	$11,114	$12,083
Weighted average rate at year-end	0.15%	0.15%	0.15%

NOTE 11 – BENEFIT PLANS

The Corporation has a 401(k) retirement plan that covers substantially all employees. The plan allows employees to contribute up to a predetermined amount, subject to certain limitations. Matching contributions may be made in amounts and at times determined by the Corporation. Total matching discretionary contributions made by the Corporation during 2012, 2011 and 2010 amounted to $65, $54 and $57.

The Corporation has an Employee Stock Purchase Incentive Plan for full-time and most part-time employees. Under the Plan, each employee is entitled to receive a cash payment equal to 20% of the purchase price of Corporation common stock acquired by the employee on the open market, up to a maximum of 500 shares per calendar year. Expenses recognized in 2012, 2011 and 2010 amounted to $3, $1 and $2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

NOTE 11 – BENEFIT PLANS (Continued)

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

Interest credited to participant accounts associated with the deferrals was $6, $8 and $8 in 2012, 2011 and 2010. The deferred directors’ fee liability was $131 at December 31, 2012 and $164 at December 31, 2011. Expense recognized in 2012, 2011 and 2010 for the director retirement and death benefit plan was $88, $172 and $79. The liability related to the plan was $900 at December 31, 2012 and $849 at December 31, 2011.

NOTE 12 – INCOME TAXES

The components of deferred taxes were as follows:

	2012	2011
Deferred tax assets:
Bad debts	$996	$915
Deferred compensation	361	348
FHLMC preferred stock impairment loss	151	151
Nonaccrual loan interest income	87	112
Deferred loan fees	84	165
Stock-based compensation	67	43
Accrued bonus	37	23
Deferred income	33	33
Real estate owned write-down	0	38

Total	$1,816	$1,831
Deferred tax liabilities:
Unrealized security gains, net	$2,035	$1,876
Depreciation	829	911
Federal Home Loan Bank stock dividends	542	542
Purchase accounting adjustments	64	66
Mortgage servicing rights	45	26
Prepaid expenses	14	9
Partnership income	0	3

Total	3,529	3,433

Net deferred tax liability	$(1,713)	$(1,602)

Federal income tax laws provided that the 2002 acquired entity could claim additional bad debt deductions through 1987, totaling $1.9 million. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $646 at December 31, 2012. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed.

The components of income tax expense are as follows:

	2012	2011	2010
Current	$599	$419	$(24)
Deferred	(48)	25	95

	$551	$444	$71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

NOTE 12 – INCOME TAXES (Continued)

The following is a reconciliation of income tax at the federal statutory rate to the effective rate of tax on the financial statements:

	2012		2011		2010
	Rate	Amount	Rate	Amount	Rate	Amount
Tax at federal statutory rate	34%	$1,143	34%	$1,039	34%	$475
Tax-exempt income	(17)	(580)	(17)	(513)	(29)	(399)
Other	0	(12)	(2)	(82)	0	(5)

Income tax expense	17%	$551	15%	$444	5%	$71

As of December 31, 2012 and December 31, 2011, the Corporation had no unrecognized tax benefits or accrued interest and penalties recorded. The Corporation does not expect the amount of unrecognized tax benefits to significantly increase within the next twelve months. The Corporation records interest and penalties as a component of income tax expense.

The Corporation and its subsidiaries are subject to U.S. federal income tax as well as income tax in the state of Ohio for National Bancshares. The Bank is subject to tax in Ohio based upon its net worth. The Corporation is no longer subject to examination by state taxing authorities for years prior to 2009.

NOTE 13 – RELATED-PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates during 2012 were as follows:

Beginning balance	$2,148
Effect of changes in composition of related parties	120
New loans	113
Repayments	(1,036)

Ending balance	$1,345

Unused commitments to these related parties totaled $2,326 and $1,729 at year-end 2012 and 2011. Related party deposits totaled $5,545 and $3,697 at year-end 2012 and 2011.

The Corporation has minority ownership in a title agency affiliated with a Director resulting in fee income to the Corporation of $0, $4 and $35 for 2012, 2011 and 2010, respectively.

NOTE 14 – STOCK-BASED COMPENSATION

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

In May 2008, the Corporation granted options to purchase 58,000 shares of stock to directors and certain key officers, 40,000 of which remained outstanding at December 31, 2012. The exercise price of the options is $18.03 per share. The options vest in five equal installments over a five-year period and have a term of 10 years. None of these options have been exercised as of December 31, 2012.

In October 2010, the Corporation granted options to purchase 43,000 shares of stock to directors and certain key officers, of which 35,200 remained outstanding at December 31, 2012. The exercise price of the options is $13.22 per share. The options vest in five equal installments over a five-year period and have a term of 10 years. 1,500 of these options have been exercised as of December 31, 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

NOTE 14 – STOCK-BASED COMPENSATION (Continued)

In January 2012, the Corporation granted options to purchase 58,000 shares of stock to directors and certain key officers, of which 56,000 remained outstanding at December 31, 2012. The exercise price of the options is $14.10 per share. The options vest in five equal installments over a five-year period and have a term of 10 years. None of these options have been exercised as of December 31, 2012.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Corporation’s common stock. The Corporation has estimated the option exercise and post-vesting termination behavior and expected term of options granted due to the lack of historical data. The expected term of options granted represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferrable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted and the assumptions used for grants in 2012 and 2010 were as follows:

	2012	2010
Fair value of options granted	$1.77	$2.53
Risk-free interest rate	1.39%	1.49%
Expected term (years)	7.0	6.5
Expected stock price volatility	16.40%	24.67%
Dividend yield	2.27%	2.42%

A summary of the activity in the stock option plan for 2012 follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value
Outstanding at beginning of year	84,500	$15.70
Granted	58,000	14.10
Exercised	(1,500)	13.22
Forfeited or expired	(9,800)	14.88

Outstanding at end of year	131,200	$15.06	7.6	$131

Fully expected to vest	82,800	$14.19	7.7	$102

Exercisable at end of year	48,400	$16.56	6.2	$29

Information related to the exercise of stock options follows:

2012
Intrinsic value of options exercised	$3
Cash received from option exercises	20
Tax benefit (deficit) realized from option exercises	(1)

The total compensation cost that has been charged against income for the plan was $74, $40 and $23 for 2012, 2011 and 2010. The total income tax benefit was $25, $14 and $8 for 2012, 2011 and 2010. There was $79, $60 and $117 of total unrecognized compensation cost related to nonvested stock options granted under the Plan as of December 31, 2012, 2011 and 2010. The cost is expected to be recognized over a weighted-average period of 3.6 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

NOTE 14 – STOCK-BASED COMPENSATION (Continued)

Restricted Stock Awards

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

On January 3, 2012, the Corporation granted restricted stock awards for 3,330 shares of the Corporation’s common stock to certain directors in lieu of cash payment of fees. The awards vested immediately and the compensation expense related to the awards of $49 was recorded in 2011. The fair value of the stock was determined using closing market price of the Corporation’s common stock on the date of the grant.

On July 2, 2012, the Corporation granted restricted stock awards for 1,866 shares of the Corporation’s common stock to certain directors in lieu of cash payment of fees. The awards vested immediately and the compensation expense related to the awards of $28 was recorded in 2012. The fair value of the stock was determined using closing market price of the Corporation’s common stock on the date of the grant.

NOTE 15 – REGULATORY CAPITAL MATTERS

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2012, the Bank meets all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2012 and 2011, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

Actual and required capital amounts and ratios for the Bank are presented below at year-end.

					To Be Well
			Required		Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2012
Total capital to risk weighted assets	$36,989	12.53%	$23,626	8.00%	$29,532	10.00%
Tier 1 capital to risk weighted assets	33,589	11.37%	11,813	4.00%	17,719	6.00%
Tier 1 capital to average assets	33,589	7.59%	17,713	4.00%	22,142	5.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

NOTE 15 – REGULATORY CAPITAL MATTERS (Continued)

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

Dividend Restrictions—The Corporation’s principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. The Bank could, without prior approval, pay dividends to the holding Corporation of approximately $6,298 as of December 31, 2012.

NOTE 16 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

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

The contractual amounts of financial instruments with off-balance-sheet risk at year-end were as follows:

	2012	2011
Commitments to make loans	$6,996	$3,376
Unused lines of credit	61,592	46,862
Overdraft protection	12,264	11,664
Letters of credit	288	266

Of the above unused instruments at December 31, 2012, approximately $1,992 pertains to fixed-rate commitments, variable-rate commitments account for approximately $66,884 and $12,264 are related to automatic overdraft protection for checking accounts. At year-end 2011, approximately $2,256 of total commitments were fixed-rate, approximately $48,248 were variable rate and $11,664 were related to automatic overdraft protection for checking accounts. Rates on fixed-rate unused lines of credit ranged from 3.75% to 7.5% at December 31, 2012 and 5.00% to 6.75% at December 31, 2011.

NOTE 17 – FAIR VALUE

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

NOTE 17 – FAIR VALUE (Continued)

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

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals which are updated no less frequently than annually. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Real estate owned properties are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Appraisals for both collateral-dependent impaired loans and real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Corporation. Once received, a member of the Credit Department reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	At December 31, 2012 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Assets:
Securities available for sale:
U.S. Government and federal agency	$0	$1,802	$0
State and municipal	0	55,179	0
Mortgage-backed securities—residential	0	64,638	0
Equity securities	31	0	0
Interest rate swaps	0	29	0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

NOTE 17 – FAIR VALUE (Continued)

Fair Value Measurements
At December 31, 2012 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Interest rate swaps	$0	$29	$0

	Fair Value Measurements
	At December 31, 2011 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Assets:
Securities available for sale:
U.S. Government and federal agency	$0	$2,446	$0
State and municipal	0	53,937	3,486
Mortgage-backed securities—residential	0	90,270	16
Equity securities	20	0	0
Interest rate swaps	0	46	0

Fair Value Measurements
At December 31, 2011 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Interest rate swaps	$0	$46	$0

The following table presents the activity in security pricing using significant unobservable inputs (Level 3) during 2012:

	2012	2011
Beginning Balance	$3,502	$320
State and Municipal:
Purchases	0	2,588
Maturities	(2,984)	0
Transfers from Level 2 to Level 3	0	898
Transfers from Level 3 to Level 2	(502)	(300)
Mortgage-backed securities:
Principal repayments	(3)	(4)
Transfers from Level 3 to Level 2	(13)	0

Ending balance	$0	$3,502

Two state and municipal securities with a fair value of $502 as of December 31, 2012 were transferred from Level 3 to Level 2 because observable market data became available for securities with similar characteristics. The Company’s policy is to recognize transfers into or out of a level as of the end of the reporting period.

The Company’s state and municipal security valuations were supported by analysis prepared by an independent third party. The third party uses Interactive Data Corporation (IDC) as the primary source for security valuations. IDC’s evaluations are based on market data. IDC utilizes evaluated pricing models that vary based by asset class and include available trade, bid, and other market information. Generally, the methodology includes broker quotes, proprietary models, vast descriptive terms and conditions databases, as well as extensive quality control programs. IDC evaluators follow multiple review processes to assess the available market, credit, and deal level information to support the evaluation process. If they determine sufficient objectively verifiable information is not available to support a valuation, they will discontinue evaluating that security. Given this approach, the state and municipal security with the pricing source of IDC is considered level 2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

NOTE 17 – FAIR VALUE (Continued)

For level 3 investments, the Company uses significant unobservable inputs that reflect a reporting entity’s own assumptions that market participants would use in pricing an asset or liability. The Company uses different valuation processes such as market approach, income approach, or the cost approach.

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements
	At December 31, 2012 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Assets:
Impaired loans:
Commercial	$0	$0	$0
Commercial and land development	0	0	10
One-to-four family	0	0	0
Other real estate owned	0	0	0
Loan servicing rights	0	0	0

	Fair Value Measurements
	At December 31, 2011 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Assets:
Impaired loans:
Commercial	$0	$0	$417
Commercial and land development	0	0	974
One-to-four family	0	0	92
Other real estate owned	0	0	18
Loan servicing rights	0	0	47

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal amount of $43, with a valuation allowance of $33 at December 31, 2012. Impaired loans had an additional provision for loan loss of $584 for the year ended December 31, 2012.

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal amount of $1,999, with a valuation allowance of $516 at December 31, 2011, resulting in an additional provision for loan loss of $247 for the year ended December 31, 2011.

There was no valuation allowance related to other real estate property at December 31, 2012. There were no write-downs of other real estate in 2012. Other real estate owned measured at fair value less costs to sell, had a net carrying amount of $18, which is made up of the outstanding balance of $131, net of a valuation allowance of $113 at December 31, 2011. The property was written-down $38 in 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

NOTE 17 – FAIR VALUE (Continued)

The following table presents quantitative information about level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2012:

				Range
		Valuation	Unobservable	(Weighted
	Fair value	Technique(s)	Input(s)	Average)
Impaired loans – Commercial and land development	$10	Sales comparison approach	Adjustment for differences between comparable sales	30%

Carrying amounts and estimated fair values of financial instruments at year-end were as follows:

	Carrying
	Amount	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$27,624	$27,624	$0	$0	$27,624
Securities available for sale	121,650	31	121,619	0	121,650
Restricted equity securities	3,221	na	na	na	na
Loans, net	265,539	0	0	267,080	267,080
Loans held for sale	171	0	171	0	171
Accrued interest receivable	1,426	0	704	722	1,426
Interest rate swaps	29	0	29	0	29
Financial liabilities
Deposits	$367,069	$304,895	$62,749	$0	$367,644
Short-term borrowings	18,633	0	18,633	0	18,633
Federal Home Loan Bank advances	5,000	0	5,182	0	5,182
Accrued interest payable	206	35	171	0	206
Interest rate swaps	29	0	29	0	29

December 31, 2011	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$15,213	$15,213
Time deposits with other financial institutions	246	246
Securities available for sale	150,175	150,175
Restricted equity securities	3,220	na
Loans, net	213,952	215,490
Accrued interest receivable	1,404	1,404
Interest rate swaps	46	46

	Carrying	Fair
	Amount	Value
Financial liabilities
Deposits	$340,664	$341,356
Short-term borrowings	10,168	10,168
Federal Home Loan Bank advances	8,000	8,299
Accrued interest payable	219	219
Interest rate swaps	46	46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

NOTE 17 – FAIR VALUE (Continued)

The methods and assumptions used to estimate fair value on the preceding tables are described as follows:

(a) Cash and Cash Equivalents: The carrying amounts of cash and short-term instruments approximate fair values and are classified Level 1.

(b) Restricted Equity Securities: It is not practical to determine the fair value of FHLB stock due to restrictions placed on its transferability.

(c) Loans: Fair values of loans, excluding loans held for sale, are estimated as follows: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values resulting in a Level 3 classification. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification. Impaired loans are valued at the lower of cost or fair value as described previously. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

The fair value of loans held for sale is estimated based upon binding contracts and quotes from third party investors resulting in a Level 2 classification.

(d) Deposits: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount) resulting in a Level 1 classification. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flows calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 2 classification.

(e) Short-term borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings, generally maturing within ninety days, approximate their fair values resulting in a Level 2 classification.

(f) Federal Home Loan Bank advances: The fair values of the Company’s long-term borrowings are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 2 classification.

(g) Accrued interest receivable/payable: The carrying amounts of accrued interest approximate fair value resulting in a Level 1, Level 2 or Level 3 classification that is consistent with the associated asset or liability.

(h) Off-balance sheet instruments: Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. The fair value of commitments is not material.

NOTE 18 – DERIVATIVES

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

The Corporation implemented a program in 2009 whereby it lends to its borrowers at a fixed rate with the loan agreement containing a two-way yield maintenance provision. The program has one participant as of December 31, 2012. If the borrower prepays the loan, the yield maintenance provision will result in a prepayment penalty or benefit depending on the interest rate environment at the time of the prepayment. This provision represents an embedded derivative which is required to be bifurcated from the host loan contract. As a result of bifurcating the embedded derivative, the Corporation records the transaction with the borrower as a floating rate loan and a pay floating / receive fixed interest-rate swap. To offset the risk of the interest-rate swap with the borrower, the Corporation enters into an interest-rate swap with an outside counterparty that mirrors the terms of the interest-rate swap between the Corporation and the borrower. Both interest-rate swaps are carried as freestanding derivatives with their changes in fair value reported in current earnings. The interest-rate swaps are not designated as hedges. The change in the fair value of the interest-rate swap between the Corporation and its borrower was a decrease of $17 for the year ended December 31, 2012, which was offset by an equal increase in value during the year ended December 31, 2012 on the interest-rate swap with an outside counterparty, with the result that there was no net impact on income in 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

NOTE 18 – DERIVATIVES (Continued)

Summary information about the interest-rate swaps not designated as hedges between the Corporation and its borrower is as follows:

	2012	2011
Notional amount	$1,358	$1,423
Weighted average receive rate	5.33%	5.33%
Weighted average pay rate	3.47%	3.31%
Weighted average maturity (years)	1.0	2.0
Fair value of interest-rate swap	$29	$46

Summary information about the interest-rate swaps between the Corporation and outside parties is as follows:

	2012	2011
Notional amount	$1,358	$1,423
Weighted average pay rate	5.33%	5.33%
Weighted average receive rate	3.47%	3.31%
Weighted average maturity (years)	1.0	2.0
Fair value of interest-rate swap	$(29)	$(46)

The fair value of the interest-rate swaps at year-end is reflected in other assets and other liabilities with a corresponding offset to noninterest income.

NOTE 19 – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following is a summary of the accumulated other comprehensive income balances, net of tax:

	Balance at	Current	Balance at
	December 31,	Year	December 31,
	2011	Change	2012
Unrealized gains on securities
Available for sale	$3,643	$306	$3,949

NOTE 20 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial statements for National Bancshares Corporation (parent only) are as follows:

CONDENSED BALANCE SHEETS

	December 31,
	2012	2011
ASSETS
Cash and cash equivalents	$510	$520
Investment in bank subsidiary	42,278	39,645
Investment in real estate subsidiary	2,393	2,466
Securities available for sale	31	20
Other assets	304	271

Total assets	$45,516	$42,922

LIABILITIES AND SHAREHOLDERS’ EQUITY
Dividends payable	$178	$177
Other Liabilities	17	0
Shareholders’ equity	45,321	42,745

Total liabilities and shareholders’ equity	$45,516	$42,922

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

NOTE 20 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years ended December 31,
	2012	2011	2010
INCOME
Dividends from bank subsidiary	$600	$0	$0
Dividends from real estate subsidiary	90	0	0

Total income	690	0	0
EXPENSES
Miscellaneous expense	(101)	(60)	(48)

Income (loss) before income tax benefit and undistributed subsidiary income	589	(60)	(48)
Income tax benefit	34	21	16
Undistributed equity in net income of bank subsidiary	2,261	2,652	1,385
Undistributed equity in (distributions in excess of) net income (loss) of real estate subsidiary	(73)	(1)	(28)

Net income	$2,811	$2,612	$1,325

Comprehensive income	$3,117	$4,332	$761

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2012	2011	2010
Cash flows from operating activities
Net income	$2,811	$2,612	$1,325
Adjustments to reconcile net income to net cash from operating activities:
Equity in undistributed net income of bank subsidiary	(2,261)	(2,652)	(1,385)
Equity in undistributed net loss of real estate subsidiary	0	1	28
Distributions in excess of net income of real estate subsidiary	73	0	0
Change in other assets and liabilities	58	76	(16)

Net cash from operating activities	681	37	(48)
Cash flows from investing activities
Investment in real estate subsidiary	0	(125)	(2,370)

Net cash from investing activities	0	(125)	(2,370)
Cash flows from financing activities
Proceeds from the exercise of stock options	20	0	0
Dividends paid	(711)	(706)	(706)

Net cash from financing activities	(691)	(706)	(706)

Net change in cash	(10)	(794)	(3,124)
Beginning cash and cash equivalents	520	1,314	4,438

Ending cash and cash equivalents	$510	$520	$1,314

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

(Dollar amounts in thousands, except per share data)

NOTE 21 – SUBSEQUENT EVENTS

On February 1, 2013, the Bank and NBOH Properties, LLC entered into a Purchase and Assumption Agreement (“Agreement”) with Premier Bank and Trust (“Premier”) that provides for the sale of certain assets and assumption of certain liabilities relative to the Bank’s retail office location in Fairlawn, Ohio. Under the terms of the Agreement, Premier will purchase the multi-tenant commercial building owned by NBOH Properties, LLC, with a carrying value of $2,300, for $1,100. Premier will also purchase certain assets of the branch, including lease hold improvements and fixtures and equipment and loans with a carrying value of approximately $10,000 and a fair value of approximately $9,922, while assuming certain deposits with a carrying value of approximately $16,000. Premier will also pay a premium of 5.25% based on the average amount of assumed deposits during a specified period. The transaction, which is subject to regulatory approvals and other customary closing conditions, is expected to be completed in June, 2013. The aggregate asset disposal group is expected to result in a loss recorded in 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

National Bancshares Corporation

Orrville, Ohio

We have audited the accompanying consolidated balance sheets of National Bancshares Corporation as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bancshares Corporation as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Crowe Horwath LLP

Cleveland, Ohio

March 18, 2013

(This page left intentionally blank)

REPORT OF MANAGEMENT ON THE CORPORATION’S

INTERNAL CONTROL OVER FINANCIAL REPORTING

March 18, 2013

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

Management of National Bancshares Corporation, including the Chief Executive Officer and the Chief Financial Officer, has assessed the Corporation’s internal control over financial reporting as of December 31, 2012, based on criteria for effective internal control over financial reporting described in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2012, based on the specified criteria.

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

Mark R. Witmer	James R. VanSickle
Chief Executive Officer	Chief Financial Officer

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN OF NATIONAL BANCSHARES CORPORATION, S&P 500 STOCK INDEX, AND S&P 500 BANK INDEX

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on National Bancshares’ Common Stock against the cumulative return of the S&P 500 Stock Index and the S&P 500 Bank Index for the period of five fiscal years commencing December 31, 2007 and ended December 31, 2012. The graph assumes that the value of the investment in National Bancshares Common Stock and each index was $100 of December 31, 2007 and that all dividends were reinvested.

	2007	2008	2009	2010	2011	2012
National Bancshares Corp	$100.00	81.73	94.51	88.34	101.39	107.77
S&P 500 Stock Index*	$100.00	63.00	79.67	91.68	93.61	108.59
S&P 500 Banks Index*	$100.00	52.51	49.05	58.78	52.48	65.19

*	National Bancshares Corporation is not included in the S&P 500 Bank Index or S&P 500 Stock Index

PRICE RANGE OF COMMON STOCK

National Bancshares Corporation common stock is traded on the OTC Bulletin Board under the symbol “NBOH.” The OTC Bulletin Board is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter equity securities. A summary of the high and low prices of and cash dividends paid on National Bancshares Corporation common stock in 2012 and 2011 follows. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

	High	Low	Dividends per share
2012
First Quarter	$15.40	$13.81	$.08
Second Quarter	16.65	14.70	.08
Third Quarter	15.83	14.94	.08
Fourth Quarter	15.27	14.42	.08
2011
First Quarter	$15.65	$12.52	$.08
Second Quarter	14.65	13.39	.08
Third Quarter	14.92	13.35	.08
Fourth Quarter	14.92	13.49	.08

SHAREHOLDER INFORMATION

Corporate Office

National Bancshares Corporation

112 West Market Street, PO Box 57

Orrville, OH 44667

www.discoverfirstnational.com

Stock Trading Information

The shares of common stock of National Bancshares

Corporation are traded on the OTC Bulletin Board. The

ticker symbol for National Bancshares Corporation

is “NBOH.” The Corporation had 799 shareholders of

Record as of December 31, 2012.

Form 10-K

A copy of the Corporation’s 2012 Annual Report on Form

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

FIRST NATIONAL BANK

Mark R. Witmer, President and Chief Executive Officer

Business Banking

Thomas R. Poe, Executive Vice President, Senior Loan Officer

John L. Falatok, Senior Vice President

Andrew J. Estock, Vice President

John R. Macks, Vice President

John D. Shultz, Jr., Vice President

Darrell L. Smucker, Vice President

Amy R. Holbrook, Assistant Vice President

Credit Administration, Managed Assets, Consumer Lending and Loan Operations

Richard A. White, Senior Vice President, Senior Credit Officer

Kathryn J. Barnes, Assistant Vice President, Credit Officer

Dallas W. Falb, Credit Officer

Mindy L. Henderson, Assistant Vice President, Loan Operations Officer, CRA Officer

Patricia Massaro, Consumer Credit Officer

Lisa M. West, Consumer Credit Officer

Agribusiness and Community Banking

Thomas R. Stocksdale, Senior Vice President

Harold D. Berkey, Vice President

Dean M. Karhan, Assistant Vice President

Retail Banking, Mortgage and Consumer Lending and Loan Operations

John P. Hall, Senior Vice President, Retail Sales and Business Development

Michael J. Marzich, Vice President, Mortgage and Consumer Lending

Cynthia A. Wagner, Vice President, Office Manager II

Kimberly A. Wolfe, Vice President, Mortgage Operations

Heather L. Kiner, Assistant Vice President, Office Manager II

Jill R. Wachtel, Assistant Vice President, Office Manager II

Amberly M. Wolf, Assistant Vice President, Retail Banking, Security Officer

Corporate

James R. VanSickle, Senior Vice President, Chief Financial Officer

Michael G. Oberhaus, Senior Vice President, Chief Risk Officer

James T. Griffith, Vice President, Information Technology

Pamela S. Null, Vice President, Auditor

Maria A. Roush, Vice President, Compliance & BSA Officer

Angela L. Smith, Controller

Jodi R. Blair, Deposit Operations Officer

Ellen L. Gerber, Administrative Officer, Assistant Secretary, Human Resource Manager

CURRENT BOARD OF DIRECTORS	FIRST NATIONAL BANK OFFICES
NATIONAL BANCSHARES CORPORATION &
FIRST NATIONAL BANK

John P. Cook, CPA, Ph.D

Partner/Shareholder,

Long, Cook & Samsa, Inc.

Bobbi E. Douglas

Executive Director,

STEPS at Liberty Center

Every Woman’s House

John W. Kropf

Chairman of the Board,

National Bancshares Corporation

First National Bank

Attorney,

Kropf, Wagner, L.L.P.

John L. Muhlbach, Jr.

Vice President,

A.A. Hammersmith, Inc.

Victor B. Schantz

President,

Schantz Organ Company

Steve Schmid

President,

Schmid Incorporated

Dairy Enterprises, Inc.

PVD LLC

James R. Smail

Chairman/Director

J.R. Smail, Inc.

Poulson Drilling, Inc.

Monitor Ranch, Inc.

Monitor Bancorp, Inc.

Mark R. Witmer

President & CEO

National Bancshares Corporation

First National Bank

Howard J. Wenger

President

Wenger Excavating, Inc.

Lake Region Oil, Inc.

Northstar Asphalt, Inc.

Massillon Materials, Inc.

Stark Materials, Inc.

Albert W. Yeagley

Retired,

Vice President, Industry & Government Affairs

The J. M. Smucker Company

Orrville

112 West Market Street

330-682-1010

1320 West High Street

330-682-2881

1720 North Main Street

CASH ATM ONLY

Apple Creek

7227 East Lincoln Way

330-264-8070

Dalton

12 West Main Street

330-828-2227

Fairlawn

3085 West Market Street

330-475-1363

Kidron

4950 Kidron Road

330-857-3101

Lodi

106 Ainsworth Street

330-948-1414

Massillon

211 Lincoln Way East

330-832-7441

2312 Lincoln Way N.W.

330-833-1622

Mt. Eaton

15974 East Main Street

330-359-3105 or 330-857-4301

Seville

4885 Atlantic Drive

330-769-3105

Smithville

153 East Main Street

330-669-2611

Wooster

4192 Burbank Road

330-263-5303

1725 Cleveland Road

330-263-1725